Form 20-F
period 2018-12-31
Grindrod Shipping Holdings Ltd.
filed 2019-04-16
CIK 1725293

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2018
or
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to
or
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ____________

Commission file number: 001-38440

Grindrod Shipping Holdings Ltd.

(Exact name of registrant as specified in its charter)

(Not Applicable)

(Translation of the registrant’s name into English)

Republic of Singapore

(Jurisdiction of incorporation or organization)

#03-01 Southpoint
200 Cantonment Road
Singapore 089763

(Address of principal executive offices)

With copies to:
Martyn Wade
Tel: 65 6632 1315
Fax: 65 6323 0046
#03-01 Southpoint
200 Cantonment Road
Singapore 089763

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

and

Joshua Wechsler
Fried, Frank, Harris, Shriver & Jacobson LLP
Tel: (212) 859-8000
Fax: (212) 859-4000
One New York Plaza
New York, New York 10004
United States

Securities registered or to be registered pursuant to Section 12(b) of the Act

Title of Each Class	Name of Each Exchange on Which Registered
Ordinary shares, no par value	NASDAQ Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 19,063,833 ordinary shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act: ☐ Yes    ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes    ☒ No

Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☐ Yes    ☒ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes    ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or an emerging growth company. See definitions of “large accelerated filer”, “accelerated filer”, and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes   ☒ No

INTRODUCTION

On November 2, 2017, we incorporated as a private company, Grindrod Shipping Holdings Pte. Ltd., in accordance with the laws of the Republic of Singapore for the purposed of acquiring the shipping business from Grindrod Limited, a public company incorporated in accordance with the laws of the Republic of South Africa, or Former Parent. On April 25, 2018, Grindrod Shipping Holdings Pte. Ltd. was converted from a private company to a public company incorporated in accordance with the laws of the Republic of Singapore and it changed its name to Grindrod Shipping Holdings Ltd., or Grindrod Shipping. On June 18, 2018, or the Closing Date, Former Parent sold all of the shares it held in its wholly-owned subsidiaries, Grindrod Shipping Pte. Ltd., or GSPL, and Grindrod Shipping (South Africa) Pty Ltd, or GSSA, to Grindrod Shipping, in exchange for a market related consideration. On the Closing Date, Former Parent made a pro rata distribution to its shareholders that resulted in its shareholders receiving Grindrod Shipping ordinary shares in the same proportion as they held their Former Parent ordinary shares immediately prior to the distribution. We refer to the entire transaction as described above as the Spin-Off.

As of the Closing Date, Former Parent and Grindrod Shipping became independent, publicly traded companies having separate public ownership. Grindrod Shipping has its own board of directors, a majority of whom do not overlap with Former Parent’s board of directors. Grindrod Shipping has its own management team which was same management team that operated Former Parent’s shipping business immediately prior to the Spin-Off.

Grindrod Shipping’s ordinary shares are listed on the NASDAQ Global Select Market, or NASDAQ and quoted on the Main Board of the JSE Limited, or the JSE.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Our consolidated and combined financial statements and, unless otherwise indicated, other financial information concerning us included in this annual report, are presented in U.S. dollars. We have prepared our consolidated and combined financial statements in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standard Board, or IASB.

Our audited consolidated and combined financial statements presented in this annual report represent the combined financial statements of GSPL and GSSA prior to June 18, 2018 and represent the consolidated financial statements of Grindrod Shipping as a separate publicly traded company on and subsequent to June 18, 2018 following the Spin-Off. In addition, for periods prior to January 1, 2018, the consolidated and combined financial statements include components of Former Parent’s shipping business which were not transferred to us in the Spin-Off. In the first quarter of 2018, GSSA sold two of its businesses, Ocean Africa Container Lines division, or OACL, and Unicorn Bunker Services (Pty) Ltd, or Unicorn Bunker, to another Former Parent subsidiary and such businesses are not part of our results of operations for periods following the disposal on January 1, 2018, however, the proceeds from these sales remained with us. The historical consolidated and combined financial information has been prepared with the objective of presenting the results and net assets of Grindrod Shipping over the periods presented. Consequently, this historical consolidated and combined financial information may not necessarily be indicative of the financial performance that would have been achieved had Grindrod Shipping operated as a stand-alone entity for the periods presented. Furthermore, it may not be indicative of the financial results in future periods.

MARKET AND INDUSTRY DATA

This annual report includes estimates regarding market and industry data that we prepared based on our management’s knowledge of and experience to date in the markets in which we operate, together with information obtained from various sources, including publicly available information, industry reports and publications, surveys, our customers, distributors, suppliers, trade and business organizations and other contacts in the markets in which we operate.

In presenting this information, we have made certain assumptions that we believe to be reasonable based on such data and other similar sources and on our knowledge of, and our experience to date in, the markets for our products and services. Market data is subject to change and may be limited by the availability of raw data, the voluntary nature of the data gathering process and other limitations inherent in any statistical survey of market share data. In addition, customer preferences are subject to change. Accordingly, you are cautioned not to place undue reliance on such market share data or any other such estimates. While we believe such information is reliable, we cannot guarantee the accuracy or completeness of this information, we have not independently verified any third-party information and data from our internal research has not been verified by any independent source. While we believe the estimated market and industry data included in this annual report are generally reliable, such information, which is derived in part from management’s estimates and beliefs, is inherently uncertain and imprecise.

Projections, assumptions and estimates of our future performance and the future performance of the markets in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Item 3. Key Information—Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements”. These and other factors could cause results to differ materially from those expressed in the estimates made by any third parties and by us.

DEFINED TERMS AND CONVENTIONS

In this annual report, unless otherwise indicated, all references to “we”, “us,” “our”, “Company” and “Grindrod Shipping” refer to Grindrod Shipping Holdings Ltd. and its subsidiaries. Grindrod Shipping Holdings Ltd. is a public company incorporated under the laws of the Republic of Singapore.

In this annual report all references to “Fleet” mean the 40 vessels we operate (excluding the five vessels currently under construction), listed in “Item 4. Information on the Company—B. Business Overview—Our Fleet”.

In this annual report, all references to “Singapore” mean the Republic of Singapore, all references to “South Africa” mean the Republic of South Africa, all references to “EU” mean the European Union and all references to the “United States” and “U.S.” mean the United States of America, its territories and possessions and any state of the United States and the District of Columbia.

In this annual report, “R” and “Rand” refer to the South African Rand and “Rand cents” refers to subunits of the South African Rand, “¥” and “Yen” refer to the Japanese Yen and “Yen cents” refers to subunits of the Japanese Yen, “$”, “U.S.$” and “U.S. dollars” refer to United States dollars and “U.S. cents” refers to subunits of the U.S. dollar.

This annual report contains descriptions of shipping and the shipping industry. In order to facilitate a better understanding of these descriptions, below is a glossary defining a number of technical and shipping terms as used in this annual report.

Glossary of Shipping Terms

The following explanations are not intended as technical definitions, but rather are intended to assist the reader in understanding some of the shipping terms used in this annual report.

Available days. The total number of calendar days a vessel is in our possession for the relevant period after subtracting off-hire days for scheduled drydocking and special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which vessels should be available for generating revenue.

Baltic Clean Tanker Index. The Baltic Clean Tanker Index, or BCTI, is a daily index of charter rates for key clean tanker routes published by the Baltic Exchange Limited.

Baltic Dry Index. The Baltic Dry Index, or BDI, is a leading daily drybulk charter market indicator published by the Baltic Exchange Limited, which combines information for handysize, supramax, panamax and capesize drybulk vessels. For periods after March 1, 2018, handysize vessels are no longer included in the BDI.

Bareboat charter. Charter for an agreed period of time during which the vessel owner provides only the vessel, while the charterer provides the crew, together with all stores and bunkers and pays all vessel operating costs, including maintenance and repairs.

Ballast. Heavy material, usually seawater, taken into and removed from a vessel as required from time to time, in order to provide stability to the vessel.

Bunker(s). Fuel, consisting principally of fuel oil and diesel, burned in the vessel’s engines and certain ancillary equipment.

Capesize vessel. Drybulk carrier with a capacity of about 130,000 to 200,000 dwt which, due to its size, must transit when loaded the Atlantic to the Pacific via Cape Horn or the Cape of Good Hope and is typically used for long voyages in the coal and iron ore trades.

Charter hire. The basic payment from the charterer for the use of the vessel under time charter. The amount is usually for a fixed period of time at rates that are generally fixed, but may contain a variable component based on inflation, interest rates, or current shipping market rates.

Charterer. A person, firm or company hiring or employing a vessel for the carriage of goods or other purposes.

Charter party. A document containing all the terms and conditions of the contract between the owner of a vessel and a charterer for the use of a vessel, signed by both parties or their agents, for the hire of a vessel or the space in a vessel.

Commercial management. Management of those aspects of vessel owning and operation that relate to obtaining economic value from the vessel which may include vessel financing, sale and purchase, chartering or vessel employment, voyage execution, insurance and claims handling, accounting and corporate administration.

Commercial pools. A pooling of vessels for the purpose of economies of scale and where the earnings of each vessel in the pool are not determined by the specific voyages undertaken by the individual vessel but by an agreed allocation of the pooled earnings of all the vessels in the pool. A pool manager is responsible for the commercial operation of the commercial pool service.

Contract of affreightment. A contract of affreightment, or COA, is similar to a voyage charter, but covers two or more shipments over an agreed period of time (this could be over a number of months or years) and a particular vessel is not necessarily specified.

Deadweight tonne, or dwt. The unit of measurement of weight capacity of vessels, which is the total weight (usually in metric tons) the vessel can carry, including cargo, bunkers, water, stores, spares and crew at a specified draft.

Demurrage. An agreed amount payable to the vessel owner or disponent owner by the charterer when the agreed time allowed for loading or unloading cargo has been exceeded through no fault of the owner.

Disponent Owner. A person or a company that is not registered as owner of a vessel, but who has control over the commercial operations of the vessel through a bareboat or time charter, and has, as a disponent owner, the right to “dispose of” the ship by sub-chartering it to a third party.

Drybulk carrier. Vessel designed to carry dry, loose cargoes in bulk.

Drydocking. The removal of a vessel from the water for inspection, maintenance and/or repair of parts that are normally submerged.

Flag state or Flagged. The country where the vessel is registered.

Fleet utilization. The percentage of time that vessels are available for generating revenue, determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in technically managing its vessels.

Forward freight agreement. A forward freight agreement, or FFA, is a derivative instrument that can be used as a means of hedging exposure to charter rate market risk through the purchase or sale of specified time charter rates or freight rates for forward positions. Settlement is in cash, against a daily market index published by the Baltic Exchange.

Freight rates. The rate or level of freight under a voyage charter or a contract of affreightment.

Freight revenue. The revenue earned by a vessel owner or disponent owner pursuant to a voyage charter or a contract of affreightment.

Handysize drybulk vessel. Drybulk carrier of less than 40,000 dwt which is commonly equipped with cargo gear such as cranes. This type of vessel carries principally minor bulk cargoes and limited quantities of major bulk cargoes. It is well suited for transporting cargoes to ports that may have draft restrictions or are not equipped with gear for loading or discharging drybulk cargoes.

IMO. International Maritime Organization, the international United Nations advisory body on transport by sea.

Major bulk. Drybulk cargoes such as iron ore, coal and grain.

Medium range tanker. A tanker of about 25,000 dwt to 60,000 dwt.

Minor bulk. Drybulk cargoes such as forest products, iron and steel products, fertilizers, agricultural products, minerals and petcoke, bauxite and alumina, cement, other construction materials and salt.

Newbuilding. A vessel under construction or on order for construction.

Off-hire. The period during which a vessel is not available for service due primarily to scheduled and unscheduled repairs or drydockings.

Operating days. Operating days are the number of available days in the relevant period a vessel is controlled by us after subtracting the aggregate number of days that the vessel is off-hire due to a reason other than scheduled drydocking and special surveys, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels are actually available to generate revenue.

P&I. Protection and indemnity insurance coverage taken by a vessel owner or charterer against third-party liabilities such as those arising from oil pollution, cargo damage, crew injury or loss of life.

Product tanker. A tanker designed to carry refined petroleum products in bulk.

Resale agreement. An agreement to acquire the rights and obligations under a shipbuilding contract or a contract to acquire a newbuilding.

Spot market. The market for immediate chartering of a vessel, usually for a single voyage or short-term trading.

Spot market-oriented pool. A commercial pool that primarily employs vessels in the spot market.

Spot rate. Charter rate agreed on the basis of the prevailing spot market.

Supramax/ultramax vessel. Drybulk carrier of about 40,000 dwt to 65,000 dwt, which is usually grab fitted and carries a wide variety of cargoes including major bulk and minor bulk cargoes. Supramax generally refers to vessels from 40,000 dwt to 60,000 dwt, whereas ultramax generally refers to vessels from 60,000 dwt to 65,000 dwt.

Small tanker. A tanker of about 10,000 dwt to 25,000 dwt.

Technical management. Management of those aspects of vessel owning and operation that relate to the physical operation of a vessel, including the provision of crew, routine maintenance, repairs, drydocking, supplies of stores and spares, compliance with all applicable international regulations, safety and quality management, environment protection, newbuilding plan approval, newbuilding supervision, oversight of third-party contracted supervisors, and related technical and financial reporting.

Time charter. Charter for an agreed period of time where the vessel owner or disponent owner as the case may be is paid on a per-day basis and is responsible for operating the vessel and paying the vessel operating costs while the charterer is responsible for paying the charter hire and the voyage expenses and bears the risk of filling the vessel with cargo and any delays at port or during the voyage, except where caused by a defect of the vessel.

TCE Revenue or TCE. TCE, or time charter equivalent, revenue is defined as vessel revenue less voyage expenses. Such TCE revenue, divided by the number of our operating days during the period, is TCE per day. Vessel revenue and voyage expenses as reported for our operating segments include a proportionate share of vessel revenue and voyage expenses attributable to our joint ventures based on our proportionate ownership of the joint ventures. The number of operating days used to calculate TCE revenue per day also includes the proportionate share of our joint ventures’ operating days and also includes charter-in days. TCE per day is a common shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters have to cover voyage expenses and are generally not expressed in per-day amounts while charter hire rates for vessels on time charters do not cover voyage expenses and generally are expressed in per-day amounts.

Tonnage. A generic term referring to any kind of ocean-going cargo vessel or vessels.

Vessel operating costs. Costs associated with technical management of the owned vessels in our Fleet, including crew expenses; repairs and maintenance; insurance; and other such costs.

Vessel revenue. The revenue generated by the Company that is comprised of charter hire of vessels and freight revenue.

Voyage charters. Charters under which a vessel owner or disponent owner is paid on the basis of transporting cargo from a load port to a discharge port and is responsible for paying vessel operating costs, voyage expenses, and charter hire costs, as applicable.

Voyage expenses. All direct costs associated with operating a vessel between loading and discharge at the relevant ports. These expenses include pool distributions (which consist of net earnings payable to third-party and joint venture owners of vessels in the pools we manage); fuel expenses; port expenses; and FFAs.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

These forward-looking statements, including, among others, those relating to our future business prospects, revenue and income, are necessarily estimates and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Accordingly, these forward-looking statements should be considered in light of various important factors, including those set forth in “Item 3. Key Information—Risk Factors” of this annual report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:

•	our future operating or financial results;

•	the strength of world economies, including, in particular, in China and the rest of the Asia-Pacific region;

•	cyclicality of the drybulk and tanker markets, including general drybulk and tanker shipping market conditions and trends, including fluctuations in charter hire rates and vessel values;

•	changes in supply and demand in the drybulk and tanker shipping industries, including the market for our vessels;

•	changes in the value of our vessels;

•	changes in our business strategy and expected capital spending or operating expenses, including drydocking, surveys, upgrades and insurance costs;

•	competition within the drybulk and tanker industries;

•	seasonal fluctuations within the drybulk and tanker industries;

•	our ability to employ our vessels in the spot market and our ability to enter into time charters after our current charters expire;

•	general economic conditions and conditions in the oil and coal industry;

•	our ability to satisfy the technical, health, safety and compliance standards of our customers, especially major oil companies and oil producers;

•	the failure of counterparties to our contracts to fully perform their obligations with us;

•	our ability to execute our growth strategy;

•	international political conditions, including additional tariffs imposed by China and the United States;

•	potential disruption of shipping routes due to weather, accidents, political events, natural disasters or other catastrophic events;

•	vessel breakdowns;

•	corruption, piracy, military conflicts, political instability and terrorism in locations where we may operate;

•	fluctuations in interest rates and foreign exchange rates and the uncertainty surrounding the continued existence of the London Interbank Offered Rate, or LIBOR;

•	changes in the costs associated with owning and operating our vessels;

•	changes in, and our compliance with, governmental, tax, environmental, health and safety regulations, including the International Maritime Organization, or IMO 2020, regulations limiting sulfur content in fuels;

•	potential liability from pending or future litigation;

•	our ability to procure or have access to financing, our liquidity and the adequacy of cash flows for our operations;

•	the continued borrowing availability under our debt agreements and compliance with the covenants contained therein;

•	our ability to fund future capital expenditures and investments in the construction, acquisition and refurbishment of our vessels;

•	our dependence on key personnel;

•	our expectations regarding the availability of vessel acquisitions and our ability to buy and sell vessels and to charter-in vessels as planned or at prices we deem satisfactory;

•	adequacy of our insurance coverage;

•	effects of new technological innovation and advances in vessel design;

•	our ability to realize the benefits of the Spin-Off;

•	our ability to operate as an independent entity; and

•	the other factors set out in “Item 3. Key Information—Risk Factors”.

We undertake no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events except as required by law.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

Selected Financial Data

The selected historical consolidated and combined financial data set out below as of December 31, 2018 and December 31, 2017 and for the years ended December 31, 2018, December 31, 2017 and December 31, 2016 have been derived from the consolidated and combined audited financial statements included in this annual report. The selected historical consolidated and combined financial data set out below as of December 31, 2016 and 2015 and for the year ended December 31, 2015 have been derived from our audited consolidated and combined financial statements that can be found in the Registration Statement on Form 20-F (Registration No. 001-384401), initially filed with the SEC on March 23, 2018, as amended, (the “Registration Statement”). The financial statements of the company represent, prior to June 18, 2018, the combined financial statements of GSSA and GSPL and, on and subsequent to June 18, 2018, the consolidated financial statements of Grindrod Shipping as a separate publicly traded company following the Spin-Off. See “Item 5. Operating and Financial Review and Prospects” for additional information. The other financial and operating data presented has been calculated as described in the footnotes to the table below. This table contains certain information regarding TCE per day, which is a non-GAAP measure. For a discussion and reconciliation of this measure, see “Item 5. Operating and Financial Review and Prospects—Non-GAAP Financial Measures”.

	Year Ended December 31,
(In thousands of U.S. dollars, other than per share data)	2018	2017	2016	2015
Summary Combined Statements of Profit or Loss Data
Revenue	$319,018	$409,522	$371,532	$434,439
Cost of sales
Voyage expenses	(151,705)	(166,924)	(140,727)	(145,560)
Vessel operating costs	(32,657)	(40,837)	(42,911)	(45,139)
Charter hire costs	(100,648)	(127,748)	(121,080)	(150,595)
Depreciation and amortization	(14,094)	(17,975)	(19,806)	(26,036)
Other expenses	(1,146)	(16,364)	(27,860)	(27,336)
Cost of ship sale	(7,675)	(17,560)	(13,351)	(12,911)
Gross profit	11,093	22,114	5,797	26,862
Other operating income	11,459	4,696	5,687	6,142
Administrative expenses	(31,599)	(32,868)	(30,140)	(27,670)
Other operating expenses	(5,437)	(39,198)	(18,093)	(71,829)
Share of losses of joint ventures	(454)	(12,946)	(3,472)	(18,748)
Impairment loss recognized on financial assets	(1,583)	-	-	-
Interest income	3,787	7,164	5,260	3,101
Interest expense	(6,517)	(6,548)	(4,899)	(4,448)
Loss before taxation	(19,251)	(57,586)	(39,860)	(86,590)
Income tax	(1,389)	(3,226)	(3,849)	(3,764)
Loss for the period	$(20,640)	$(60,812)	$(43,709)	$(90,354)
Basic and diluted loss per share	(1.08)	(3.19)	(2.29)	(4.74)

Summary Combined Statement of Financial Position Data
Cash and bank balances	$35,636	$46,522	$67,711	$75,485
Other current assets	87,313	140,680	93,112	69,084
Non-current assets	324,678	319,920	429,331	434,162
Total assets	447,627	507,122	590,154	578,731
Current liabilities	56,666	163,249	141,659	166,367
Non-current liabilities	98,458	24,137	85,400	13,281
Total liabilities	155,124	187,386	227,059	179,648
Total equity	292,503	319,736	363,095	399,083

The following table sets forth certain other financial and operating data for key segments(1) of our drybulk carriers and tankers businesses. This data should be read together with “Item 5. Operating and Financial Review and Prospects.”

	Year Ended December 31,
	2018	2017	2016	2015
Other Financial and Operating Data

Drybulk Carriers Business
Handysize Segment Data
Calendar days(2)	6,704	7,942	7,616	7,877
Available days(3)	6,565	7,840	7,559	7,762
Operating days(4)	6,495	7,720	7,460	7,692
Owned fleet operating days(5)	4,915	5,114	5,190	4,946
Long-term charter in days(6)	221	365	1,186	1,093
Short-term charter-in days(7)	1,359	2,241	1,084	1,653
Fleet utilization(8)	98.9%	98.5%	98.7%	99.1%
Handysize Segment Average Daily Results
TCE per day(9)	$9,032	$7,675	$5,881	$7,487
Vessel operating costs per day(10)	$5,201	$5,034	$5,091	$5,160
Long-term charter-in costs per day(11)	$8,600	$8,600	$5,975	$8,299
Supramax/Ultramax Segment Data
Calendar days(2)	6,401	7,702	7,700	7,952
Available days(3)	6,345	7,702	7,700	7,952
Operating days(4)	6,315	7,584	7,654	7,774
Owned fleet operating days(5)	704	692	560	75
Long-term charter in days(6)	2,299	2,524	2,023	1,558
Short-term charter-in days(7)	3,312	4,368	5,071	6,141
Fleet utilization(8)	99.5%	98.5%	99.4%	97.8%
Supramax/Ultramax Segment Average Daily Results
TCE per day(9)	$11,878	$10,551	$7,861	$10,232
Vessel operating costs per day(10)	$4,641	$4,519	$4,433	$4,297
Long-term charter-in costs per day(11)	$12,866	$13,092	$12,974	$13,059

Tankers Business
Medium Range Tankers Segment Data
Calendar days(2)	2,733	3,055	3,140	3,288
Available days(3)	2,721	2,999	3,140	3,288
Operating days(4)	2,660	2,994	3,140	3,271
Owned fleet operating days(5)	1,587	1,893	1,983	2,014
Long-term charter in days(6)	1,073	1,101	1,157	1,257
Short-term charter-in days(7)	-	-	-	-
Fleet utilization(8)	97.8%	100.0%	100.0%	99.5%
Medium Range Tankers Segment Average Daily Results
TCE per day(9)	$11,258	$11,691	$13,902	$20,569
Vessel operating costs per day(10)	$6,888	$6,869	$7,053	$7,458
Long-term charter-in costs per day(11)	$14,995	$14,756	$15,283	$15,037
Small Tankers Segment Data
Calendar days(2)	1,268	1,469	1,657	2,163
Available days(3)	1,234	1,461	1,603	2,136
Operating days(4)	1,223	1,461	1,572	2,096
Owned fleet operating days(5)	1,223	1,264	1,206	1,366
Long-term charter in days(6)	-	197	366	730
Short-term charter-in days(7)	-	-	-	-
Fleet utilization(8)	99.1%	99.0%	98.1%	98.2%
Small Tankers Segment Average Daily Results
TCE per day(9)	$11,392	$13,014	$12,154	$11,291
Vessel operating costs per day(10)	$7,069	$7,427	$7,479	$7,676
Long-term charter-in costs per day(11)	-	$10,905	$9,835	$8,042

(1)

Segment results of operations include the impact of the proportionate share of joint ventures, which differs from the statements of profit or loss in our consolidated and combined financial statements which account for our investments in joint ventures under the equity method.

(2)	Calendar days: total calendar days the vessels were in our possession for the relevant period.

(3)	Available days: total number of calendar days a vessel is in our possession for the relevant period after subtracting off-hire days for scheduled drydocking and special surveys. We use available days to measure the number of days in a relevant period during which vessels should be available for generating revenue.

(4)	Operating days: the number of available days in the relevant period a vessel is controlled by us after subtracting the aggregate number of days that the vessel is off-hire due to a reason other than scheduled drydocking and special surveys, including unforeseen circumstances. We use operating days to measure the aggregate number of days in a relevant period during which vessels are actually available to generate revenue.

(5)	Owned fleet operating days: the number of operating days in which our owned fleet is operating for the relevant period.

(6)	Long-term charter-in days: the number of operating days in which our long-term charter-in fleet is operating for the relevant period. We regard chartered-in vessels as long-term charters if the period of the charter we initially commit to is 12 months or more. Once we have included such chartered-in vessels in our fleet, we will continue to regard them as part of our fleet until the end of their chartered-in period, including any period that the charter has been extended under an option, even if at a given time the remaining period of their charter may be less than 12 months.

(7)	Short-term charter-in days: the number of operating days for which we have chartered-in third party vessels for durations of less than one year for the relevant period.

(8)	Fleet utilization: the percentage of time that vessels are available for generating revenue, determined by dividing the number of operating days during a relevant period by the number of available days during that period. We use fleet utilization to measure a company’s efficiency in technically managing its vessels.

(9)	TCE per day: vessel revenue less voyage expenses during a relevant period divided by the number of operating days during the period. The number of operating days used to calculate TCE revenue per day includes the proportionate share of our joint ventures’ operating days and includes charter-in days. Please see “Item 5. Operating and Financial Review and Prospects—Non-GAAP Financial Measures” for a discussion of TCE revenue and a reconciliation of TCE revenue to revenue.

(10)	Vessel operating costs per day: vessel operating costs per day represents vessel operating costs divided by the number of calendar days for owned vessels. The vessel operating costs and the number of calendar days used to calculate vessel operating costs per day includes the proportionate share of our joint ventures’ vessel operating costs and calendar days and excludes charter-in costs and charter-in days.

(11)	Long-term charter-in costs per day: charter hire costs associated with long-term chartered-in vessels divided by long-term charter-in days for the relevant period.

The tables below present the breakdown of charter hire costs into long-term charter hire costs and short-term charter hire costs for the 12 months ended December 31, 2018, 2017, 2016 and 2015:

	Year Ended December 31,
	2018			2017
(In thousands of U.S. dollars)	Long-term	Short-term	Charter Hire Costs	Long-term	Short-term	Charter Hire Costs

Handysize	1,904	14,187	16,091	3,139	19,634	22,773
Supramax/ultramax	29,580	39,848	69,428	33,038	40,298	73,336
Medium Range Tankers	16,090	-	16,090	16,257	-	16,257
Small Tankers	-	-	-	2,148	-	2,148
Others			1,468			14,054
Adjustments(1)			(2,429)			(820)
			100,648			127,748

	Year Ended December 31,
	2016			2015
(In thousands of U.S. dollars)	Long-term	Short-term	Charter Hire Costs	Long-term	Short-term	Charter Hire Costs

Handysize	3,869	12,710	16,579	6,121	19,477	25,598
Supramax/ultramax	26,247	33,351	59,598	20,346	51,233	71,579
Medium Range Tankers	17,682	-	17,682	18,900	-	18,900
Small Tankers	3,600	-	3,600	5,871	-	5,871
Others			22,500			26,503
Adjustments(1)			1,121			2,144
			121,080			150,595

(1)	Charter hire costs incurred by our joint ventures are included in our operating segment information on a proportionately consolidated basis. Accordingly, adjustments reflect the reversal of the proportionate share of charter hire costs incurred by joint ventures to reconcile to the consolidated and combined financial statements.

Capitalization and Indebtedness

Not applicable.

Reasons for the Offer and Use of Proceeds

Not applicable.

RISK FACTORS

In addition to the other information included in this annual report, the considerations listed below could have a material adverse effect on our business, financial condition or results of operations, or cash flows, or ability to pay dividends, or future prospects, or financial performance, resulting in a decline in the trading price of Grindrod Shipping’s ordinary shares. The risks set forth below comprise all material risks currently known to us. These factors should be considered carefully, together with the information and financial data set forth in this annual report.

Risks Related to Our Industry

Weak economic conditions throughout the world, in particular in China and the rest of the Asia-Pacific region, could negatively affect the markets in which we operate which could have a material adverse effect on our business, financial condition, cash flows, results of operations and ability to obtain financing.

Negative trends in the global economy that emerged in 2008 continue to adversely affect global economic conditions. In addition, the world economy is currently facing a number of new challenges, including recent turmoil and hostilities in various regions, including Russia, North Korea, the Middle East, including Iran, Iraq, Syria, Egypt and North Africa. The weakness in the global economy has caused, and may cause, a decrease in worldwide demand for certain goods, and, thus, shipping. Additionally, there has historically been a strong link between the development of the world economy and demand for energy, including oil and gas, and other commodities. An extended period of deterioration in the outlook for the world economy could reduce the overall demand for oil and gas and other commodities and for our services. Continuing economic instability could have a material adverse effect on our ability to implement our business strategy.

The United States, Europe and other parts of the world have exhibited weak economic trends. The credit markets in the United States and Europe have experienced significant contraction, deleveraging and reduced liquidity, and the U.S. federal and state governments and European authorities have implemented and/or are considering a broad variety of governmental action and/or new regulation of the financial markets and may implement additional regulations in the future. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The Securities and Exchange Commission, or the SEC, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws.

Continued economic slowdown in the Asia Pacific region, particularly in China, may exacerbate the effect on us, as we anticipate a significant number of the port calls made by our vessels and those of our competitors will continue to involve the loading or discharging of drybulk and liquid bulk commodities in ports in the Asia Pacific region. Before the global financial crisis that began in 2008, China had one of the world’s fastest growing economies in terms of GDP, which had a significant impact on shipping demand. The growth rate of China’s GDP is estimated to have decreased to approximately 6.6% for the year ended December 31, 2018 and it continues to remain below pre-2008 levels despite the overall level of demand for seaborne cargoes from China having increased since 2008. It is possible that China and other countries in the Asia Pacific region will continue to experience slowed or even negative economic growth in the future. Moreover, economic slowdown in the economies of the United States, Europe and other Asian countries may further adversely affect economic growth in China and elsewhere. Our business, financial condition, cash flows and results of operations, as well as our future prospects, will likely be materially and adversely affected by a further economic downturn in any of these countries or geographic regions.

Global financial markets and economic conditions have been and continue to be volatile. Credit markets and the debt and equity capital markets have been distressed and the uncertainty surrounding the future of the global credit markets has resulted in reduced access to credit worldwide. These issues, along with significant write-offs in the financial services sector, the re-pricing of credit risk and the current weak economic conditions, have made, and will likely continue to make, it challenging to obtain additional financing. In addition, the current state of global financial markets and current economic conditions might adversely impact our ability to issue additional equity at prices which will not be dilutive to our existing shareholders or preclude us from issuing equity at all.

Also, as a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the cost of obtaining money from the credit markets has increased as many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt and reduced, and in some cases ceased to provide, funding to borrowers. Due to these factors, we cannot be certain that financing will be available to the extent required to implement our business strategy, or that we will be able to refinance our credit facilities in due course, on acceptable terms or at all. If financing or refinancing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they become due or we may be unable to enhance our existing business, acquire newbuildings and additional vessels or otherwise take advantage of business opportunities as they arise.

We face risks attendant to changes in economic environments, changes in interest rates, and instability in the banking and securities markets around the world, among other factors. Major market disruptions and adverse changes in market conditions and regulatory climate in the United States and worldwide may adversely affect our business or affect our ability to borrow amounts under credit facilities or any future financial arrangements. The recent and developing economic and governmental factors, together with possible further declines in charter rates and vessel values, could have a material adverse effect on our business, financial condition, cash flows and results of operations.

In the global economy, operating businesses have recently faced tightening credit, weakening demand for goods and services, weak international liquidity conditions, and declining markets. In particular, lower demand growth for drybulk and tanker cargoes as well as diminished trade credit available for the delivery of such cargoes have led to decreased demand for drybulk carriers and tankers, creating downward pressure on charter rates, the spot market and vessel values. These global economic conditions have and may continue to have a number of adverse consequences for drybulk, tanker and other shipping sectors, including, among other things:

•	low charter rates, particularly for vessels employed on short-term time charters or in the spot market;

•	decreases in the market value of drybulk carriers and tankers and limited second-hand market for the sale of vessels;

•	limited financing for vessels;

•	widespread loan covenant defaults; and

•	declaration of bankruptcy by certain vessel operators, vessel owners, shipyards and charterers.

The occurrence of one or more of these events could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Charter rates for drybulk carriers are volatile and have declined significantly since their historic highs and may remain at relatively low levels or decrease in the future, which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

The drybulk shipping industry is cyclical with high volatility in charter rates and profitability. The degree of charter rate volatility among different types of drybulk carriers has varied widely; however, the downturn in the drybulk charter market has severely affected the entire drybulk shipping industry and charter rates for drybulk carriers have declined significantly from historically high levels. In the past, time charter and voyage charter rates for drybulk carriers have declined below operating costs of vessels. The Baltic Dry Index, or the BDI, an index of daily average of charter rates for key drybulk routes published by the Baltic Exchange Limited, which has long been viewed as the main benchmark to monitor the movements of the drybulk vessel charter market and the performance of the entire drybulk shipping market, declined approximately 97.6% from its high of almost 12,000 in June 2008 to 290 on February 10, 2016 and has remained volatile since then. During the year ended December 31, 2018, the BDI fluctuated in a range between 948 and 1,774. As of February 28, 2019, the BDI was 658.

Fluctuations in charter rates result from changes in the supply of and demand for vessel capacity and changes in the supply of and demand for the major drybulk commodities carried by water internationally. Because the factors affecting the supply of and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are also unpredictable. Since we currently employ our vessels primarily in the spot market or spot market-oriented pools and do not have a significant amount of fixed revenue cover, we are exposed to the cyclicality and volatility of the spot market. Spot rates may fluctuate significantly based upon the supply of and demand for seaborne shipping capacity, and we may employ our vessels in these short-term markets at lower rates. Alternatively, charter rates available in the spot market may be insufficient to enable our vessels to operate profitably. A significant decrease in charter rates would adversely affect asset values and our profitability, cash flows and ability to pay dividends, if any, in the future, on our ordinary shares, and capital and interest on our indebtedness. Furthermore, a significant decrease in charter rates would cause asset values to decline and we may have to record an impairment charge in our financial statements which could adversely affect our financial results.

Factors that influence demand for drybulk carrier capacity include:

•	supply of and demand for energy resources, commodities, consumer and industrial products;

•	changes in the exploration or production of energy resources, commodities, consumer and industrial products;

•	the location of regional and global production and manufacturing facilities;

•	the location of consuming regions for energy resources, commodities, consumer and industrial products;

•	the globalization of production and manufacturing;

•	global and regional economic and political conditions, including armed conflicts and terrorist activities, embargoes and strikes;

•	disruptions and developments in international trade including additional trade tariffs imposed by China and the United States;

•	the cost of steel and labor;

•	the cost and availability of financing;

•	changes in seaborne and other transportation patterns, including the distance cargo is transported by sea;

•	environmental and other regulatory developments;

•	competition from alternative sources of energy;

•	international sanctions, embargoes, import and export restrictions, nationalizations and wars;

•	currency exchange rates; and

•	weather, natural disasters and other catastrophic events, such as the Vale tailings dam collapse in January 2019 which is expected to have an impact on the worldwide iron ore supply, which may disrupt drybulk trading patterns.

Factors that influence the supply of drybulk carrier capacity include:

•	the number of newbuilding orders and deliveries, including slippage in deliveries;

•	the number of shipyards and ability of shipyards to deliver vessels;

•	port or canal congestion;

•	the scrapping rate of older vessels;

•	environmental concerns and regulations including the IMO 2020 regulations;

•	speed of vessel operation;

•	vessel casualties;

•	weather; and

•	the number of vessels that are out of service, namely those that are laid-up, drydocked, awaiting repairs or otherwise not available for hire.

In addition to the prevailing and anticipated charter rates, factors that affect the rate of newbuilding, scrapping and laying-up include newbuilding prices, secondhand vessel values in relation to newbuilding and scrap prices, costs of bunkers and other operating costs, costs associated with classification society surveys, normal maintenance and insurance coverage costs, the efficiency and age profile of the existing drybulk fleet in the market and government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations. These and other factors influencing the supply of and demand for shipping capacity are outside of our control, and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions.

We anticipate that the future demand for our drybulk carriers will be dependent upon economic growth in the world’s economies, mainly China and India, seasonal and regional changes in demand, changes in the capacity of the global drybulk fleet and the sources and supply of drybulk cargo to be transported by sea. Adverse economic, political, social or other developments could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Charter rates for tankers are volatile, which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

The tanker industry is cyclical and volatile in terms of charter rates and profitability. A worsening of current global economic conditions may cause tanker charter rates to decline and thereby adversely affect our ability to employ our vessels or to sell them on the expiration or termination of their employment, or any renewal or replacement employment that we enter into may not be sufficient to allow us to operate our vessels profitably. Fluctuations in charter rates and vessel values result from changes in the supply of and demand for tanker capacity and changes in the supply of and demand for oil and oil products and other liquid bulk cargoes. The factors affecting the supply of and demand for tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. The BCTI, an index of daily average of charter rates for key clean tanker routes published by the Baltic Exchange Limited, which has long been viewed as a main benchmark to monitor the movements of the clean tanker vessel charter market and the performance of the entire clean tanker shipping market, declined approximately 82.3% from its high of 1,955 in December 2000 to 345 in April 2009 and has remained volatile since then. During the year ended December 31, 2018, the BCTI fluctuated in a range between 476 and 919. As of February 28, 2019, the BCTI was 576.

Fluctuations in charter rates result from changes in the supply of and demand for vessel capacity and changes in the supply of and demand for the major large bulk liquid commodities carried by water internationally. Because the factors affecting the supply of and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are also unpredictable. Since we currently employ our vessels primarily in the spot market or spot market-oriented pools and do not have a significant amount of fixed revenue cover, we are exposed to the cyclicality and volatility of the spot market. Spot rates may fluctuate significantly based upon the supply of and demand for seaborne shipping capacity, and we may be unable to keep our vessels fully employed in these short-term markets. Alternatively, charter rates available in the spot market may be insufficient to enable our vessels to operate profitably. A significant decrease in charter rates would adversely affect asset values and our profitability, cash flows and ability to pay dividends, if any, in the future, on our ordinary shares, and capital and interest on our indebtedness. Furthermore, a significant decrease in charter rates would cause asset values to decline and we may have to record an impairment charge in our financial statements which could adversely affect our financial results.

The factors that influence demand for clean tanker capacity include:

•	supply of and demand for energy resources, oil and petroleum products and other liquid bulk cargoes;

•	regional availability of refining capacity and inventories;

•	regional production of liquid bulks such as vegetable oils and chemicals;

•	global and regional economic and political conditions, including armed conflicts, terrorist activities, and strikes;

•	the location of consuming regions for energy resources, commodities, consumer and industrial products;

•	the distance over which oil and oil products and other liquid bulk cargoes are to be moved by sea;

•	the cost of steel and labor;

•	the cost and availability of financing;

•	changes in seaborne and other transportation patterns;

•	environmental and other legal and regulatory developments;

•	weather and natural disasters;

•	competition from alternative sources of energy;

•	currency exchange rates; and

•	international sanctions, embargoes, import and export restrictions, nationalizations and wars.

The factors that influence the supply of tanker capacity include:

•	supply of and demand for energy resources and oil and petroleum products and other liquid bulk cargoes;

•	the number of newbuilding orders and deliveries, including slippage in deliveries;

•	the number of shipyards and ability of shipyards to deliver vessels;

•	the scrapping rate of older vessels;

•	conversion of tankers to other uses;

•	the number of tankers trading crude or “dirty” oil products (such as fuel oil);

•	the number of vessels that are out of service, namely those that are laid up, drydocked, awaiting repairs, used for storage purposes or otherwise not available for hire;

•	environmental concerns and regulations, including the IMO 2020 regulations;

•	geographical oil product and other liquid bulk cargo imbalances (affecting the level of trading activity);

•	developments in international trade, including refinery additions and closures;

•	port or canal congestion;

•	vessel casualties;

•	weather; and

•	speed of vessel operation.

In addition to the prevailing and anticipated charter rates, factors that affect the rate of newbuilding, scrapping and laying-up, include newbuilding prices, secondhand vessel values in relation to scrap prices, costs of bunkers and other operating costs, costs associated with classification society surveys, normal maintenance costs, insurance coverage costs, the efficiency and age profile of the existing tanker fleet in the market, and government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations. These factors influencing the supply of and demand for shipping capacity are outside of our control, and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions.

We anticipate that the future demand for our tankers will be dependent upon economic growth in the world’s economies, seasonal and regional changes in demand, changes in the capacity of the global tanker fleet and the sources and supply of oil and petroleum products and other liquid bulk cargoes to be transported by sea. Given the number of new tankers currently on order with the shipyards, the capacity of the global tanker fleet seems likely to increase and there can be no assurance as to the timing or extent of future economic growth. Adverse economic, political, social or other developments could have a material adverse effect on our business, financial condition, cash flows and results of operations.

The fair market values of our drybulk carriers and tankers are volatile and may decline in the future, which could limit the amount of funds that we can borrow, cause us to breach certain financial covenants in our credit facilities, or result in an impairment charge, and we may incur a loss if we sell a vessel following a decline in its market value.

The fair market values of our drybulk carriers and tankers have generally experienced high volatility and have declined significantly from time to time. The fair market value of our vessels may continue to fluctuate depending on a number of factors, including:

•	prevailing levels of charter rates;

•	general economic and market conditions affecting the shipping industry;

•	competition from varying types and sizes of vessels;

•	the ages of vessels;

•	the supply of and demand for vessels;

•	other modes of transportation;

•	the cost of newbuildings;

•	governmental and other regulations;

•	the need to upgrade vessels as a result of charterer requirements, technological advances in vessel design or equipment or otherwise;

•	bunker prices; and

•	competition from other shipping companies.

If the fair market values of our vessels decline, the amount of funds we may draw down under our credit facilities may be limited and we may not be in compliance with certain covenants contained in our credit facilities, which may result in an event of default. In such circumstances, we may not be able to refinance our debt or obtain additional financing. If we are not able to comply with the covenants in our credit facilities, and are unable to remedy the relevant breach, our lenders could accelerate our debt and foreclose on the mortgaged vessels in our Fleet. In addition, if we sell one or more of our vessels at a time when vessel prices have fallen, the sale may be less than the vessel’s carrying value on our financial statements, resulting in a loss on sale and a reduction in earnings, which could be material. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources”.

Conversely, if vessel values are elevated at a time when we wish to acquire additional vessels, the cost of such acquisitions may increase and this could have a material adverse effect on our business, financial condition, cash flows and results of operations.

An inability to effectively time investments in and divestments of vessels could prevent the implementation of our business strategy and negatively impact our business, financial condition, cash flows and results of operations.

In order to maintain a young fleet we are required to replace older vessels with newer ones over time. In order to do so, we intend to grow our Fleet by entering into long-term chartering and newbuildings contracts and making acquisitions and disposals in the resale and second-hand markets. Our business is greatly influenced by long-term chartering contracts, the timing of investments and/or divestments, the exercise of our purchase options to acquire vessels and contracting of newbuildings. As of the date of this annual report, we have purchase options to acquire five vessels that we time charter, including two chartered-in vessels currently under construction. For a discussion of the terms of these purchase options, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Overview”. If we are unable to identify the optimal timing of such investments, of the exercise of our purchase options, of divestments or of contracting of newbuildings in relation to the shipping value cycle or unable to execute at the optimal timing due to capital constraints or other reasons, this could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Drybulk carrier and tanker values have generally experienced high volatility. Investors can expect the fair market value of our vessels to fluctuate, depending on general economic and market conditions affecting the drybulk and tanker industries and competition from other shipping companies, types and sizes of vessels and other modes of transportation. In addition, as vessels age, they generally decline in value. These factors will affect the value of our vessels for purposes of covenant compliance under the credit facilities and at the time of any vessel sale. If for any reason we sell a vessel at a time when vessel prices have fallen, the sale may be at less than such vessel’s carrying amount on our financial statements, with the result that we could also incur a material loss on the sale and a reduction in earnings and reserves. The carrying values of our vessels may not represent their fair market value at any point in time. At the end of each reporting period and on a continuous basis, if indicators of impairment are present, the carrying amount of tangible and intangible assets is assessed to determine whether there is any indication that those assets may have suffered an impairment loss. We also assess the carrying value of an asset when we make a decision to divest of the asset for any reason, including the age of our vessels, if a joint venture that owns vessels comes to an end in accordance with its terms or if the asset no longer fits into our strategic planning. See “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies”.

An over-supply of drybulk carrier and tanker capacity may prolong or lead to a reduction or depression in drybulk carrier or tanker charter rates, as has happened in the past, and lead to a reduction in the value of our vessels, which may limit our ability to operate our drybulk carriers and tankers profitably.

The market supply of drybulk carriers has increased significantly since the beginning of 2005. As of January 31, 2019, newbuilding orders, which extend to 2022 and beyond, had been placed for approximately 10.6% of the existing global drybulk fleet capacity for drybulk vessels greater than 10,000 dwt, and the orderbook may increase further. Drybulk carrier supply growth has been outpacing drybulk carrier demand growth over the past few years, causing downward pressure on drybulk charter rates. If the capacity of new drybulk carriers delivered exceeds the capacity of drybulk carriers being scrapped, drybulk capacity will increase. Until the new supply is fully absorbed by the market, drybulk charter rates may continue to be under pressure in the near to medium term and this could have a material adverse effect on our business, financial condition, cash flows and results of operations.

The market supply of tankers is affected by a number of factors, such as supply of and demand for energy resources, including oil and petroleum products, supply of and demand for seaborne transportation of such energy resources and other liquid bulk cargoes, and the current and expected purchase orders for newbuildings. If the capacity of new tankers delivered exceeds the capacity of tankers being scrapped and converted to non-trading tankers, global tanker capacity will increase. As of January 31, 2019, the newbuilding oil tanker orderbook, which extends to 2022 and beyond, equaled approximately 10.7% of the existing global oil tanker fleet and the order book may increase further in proportion to the existing global oil tanker fleet. If the supply of tanker capacity increases and if the demand for tanker capacity does not increase correspondingly or declines, charter rates could materially decline. A reduction in charter rates and the value of our vessels could have a material adverse effect on our business, financial condition, cash flows and results of operations. In addition, tankers may be “cleaned up” from “dirty/crude” trades and swapped back into the clean tanker market which would increase the available clean tanker tonnage which may affect the supply and demand balance for clean tankers and could have a material adverse effect on our business, financial condition, cash flows and results of operations.

We operate in the highly competitive international shipping industry and we may not be able to compete for charters and contracts of affreightment, or COAs, with new entrants or established companies with greater resources, and, as a result, we may be unable to employ our vessels profitably.

Our vessels are employed in a highly competitive market that is capital intensive and highly fragmented. The competition in the market is based primarily on supply and demand and we compete for charters and COAs on the basis of price, vessel location, size, age, the condition of the vessel, our and our third-party commercial managers’ reputations, and, particularly in the tanker sector, the acceptability of the vessel and its technical managers and operators to the charterers.

We compete primarily with other independent and state-owned drybulk and tanker vessel-owners. Our competitors may have more resources than us and may operate vessels that are newer, and therefore more attractive to charterers, than our vessels. Ownership and control of drybulk carriers and tankers is highly fragmented and is divided among a large number of players including publicly listed and privately owned shipping companies, major oil companies, mining companies, commodity trading houses, private equity and other investment funds and state-controlled owners. In the tanker market a part of the trade is captive especially to major and national oil company fleets. Ownership and control in the drybulk sector is rather more fragmented than in the case of the tanker sector. Due in part to the highly fragmented markets in which we operate, competitors with greater resources could enter the drybulk or tanker shipping industries and operate larger fleets through consolidations or acquisitions and may be able to offer lower charter rates and higher quality vessels than we are able to offer. If we are unable to successfully compete with other drybulk or tanker shipping companies, our competitors may be able to offer better prices than us, which could result in our achieving lower revenue from our vessels and our business, financial condition, cash flows and results of operations could be materially adversely affected.

Our drybulk and tanker shipping charter rates will be subject to seasonal fluctuations, which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

We operate our drybulk carriers and tankers in markets that have historically exhibited seasonal variations in demand and, as a result, in charter rates. This seasonality may result in volatility in our operating results to the extent that we enter into new charter agreements or renew existing agreements during a time when charter rates are weaker or we operate our vessels in the spot market or on index-based time charters or have index-based COAs, which may result in quarter-to-quarter volatility in our operating results.

The drybulk sector is typically stronger in the northern hemisphere fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere. The celebration of Chinese New Year in the first quarter of each year, also results in lower volumes of seaborne trade into China during this period.

The tanker sector is typically stronger in the northern hemisphere winter months as a result of increased oil consumption in the northern hemisphere but can be weaker in the summer months as a result of lower oil consumption in the northern hemisphere and refinery maintenance that is typically conducted in the summer months. The oil price volatility resulting from these factors has historically led to increased oil trading activities in the winter months.

In addition, unpredictable weather patterns tend to disrupt vessel routing and scheduling as well as the supply of certain commodities.

We are subject to complex laws and regulations, including environmental and safety regulations that can adversely affect the cost, manner or feasibility of doing business.

Our operations are subject to numerous international, national, state and local laws, regulations, treaties and conventions in force in international waters and the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These laws and regulations include, but are not limited to, the U.S. Oil Pollution Act of 1990, or OPA, the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, the U.S. Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990, or the CAA, the U.S. Clean Water Act, or the CWA, and the U.S. Maritime Transportation Security Act of 2002, or the MTSA, and regulations of the UN International Maritime Organization, or IMO, including the International Convention for the Prevention of Pollution from Ships of 1973 (as from time to time amended and generally referred to as MARPOL) including the designation of Emission Control Areas, or ECAs, thereunder, the International Convention for the Safety of Life at Sea of 1974 (as from time to time amended and generally referred to as SOLAS), the International Convention on Civil Liability for Bunker Oil Pollution Damage of 2001 (as from time to time amended and generally referred to as BUNKER), the International Convention of Civil Liability for Oil Pollution Damage of 1969 (as from time to time amended and generally referred to as CLC), the International Ship and Port Facility Security Code, or the ISPS code, and the International Convention on Load Lines of 1966 (as from time to time amended), or the LL Convention.

Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or implementation of operational changes, such as the purchase of low-sulphur fuel to comply with the new IMO 2020 regulations, and the need for such actions may affect the resale value or useful lives of our vessels. These costs could have a material adverse effect on our business, financial condition, cash flows and results of operations, or our ability to offer competitive charter rates. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Because such conventions, laws, and regulations are often revised, we cannot predict the ultimate cost of complying with them or the impact thereof on the fair market values or useful lives of our vessels. Additional conventions, laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our operations. For example, the International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention, adopted by the IMO in February 2004, calls for the phased introduction of mandatory reducing living organism limits in ballast water over time (as discussed further below). In order to comply with these living organism limits, vessel owners may have to install expensive ballast water treatment systems or make port facility disposal arrangements and modify existing vessels to accommodate those systems. The BWM Convention entered into force on September 8, 2017 and while we believe that our vessels have been or will be fitted with systems that will comply with the standards, we cannot be assured that these systems will be approved by the regulatory bodies of every jurisdiction in which we may wish to conduct our business. If they are not approved it could have a materially adverse impact on our business, financial condition, cash flows and results of operations depending on the available ballast water treatment systems and the extent to which existing vessels must be modified to accommodate such systems, the direct costs thereof and the time our vessels may be off hire to effect such modifications.

Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-mile exclusive economic zone around the United States (unless the spill results solely from, under certain limited circumstances, the act or omission of a third party, an act of God or an act of war). An oil spill could result in significant liability, including fines, penalties, criminal liability and remediation costs for natural resource damages under other international and U.S. federal, state and local laws, as well as third-party damages, including punitive damages, and could harm our reputation with current or potential charterers of our drybulk carriers and tankers.

We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, and certificates with respect to our operations, and satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we have insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, financial condition, cash flows, or results of operations. See “Item 4. Information on the Company—Business Overview—Environmental and Other Regulations”.

Our growth depends on continued growth in demand for oil and coal and the continued demand for seaborne transportation of such cargoes. A shift in consumer demand from oil and coal towards other energy sources or changes to trade patterns for refined oil products or coal could have a material adverse effect on our business, financial condition, cash flows and results of operations.

A significant portion of our earnings are related, directly or indirectly, to the global demand for oil and coal. A shift in the consumer demand from oil and coal towards other energy resources such as liquefied natural gas, wind energy, solar energy, or water energy will potentially affect the demand for our drybulk carriers and tankers. This could have a material adverse effect on our business, financial condition, cash flows and results of operations.

In addition, our growth depends on continued growth in world and regional demand for refined petroleum products and bulk liquid chemicals and the transportation of such cargoes by sea, which could be negatively affected by a number of factors, including:

•	technology developments and their effect on factors such as cost, alternative or substitute products, alternative methods of production and the location of production;

•	the economic and financial developments globally, including actual and projected global economic growth;

•	fluctuations in the actual or projected price of crude oil, refined petroleum products or other bulk liquids;

•	refining capacity and its geographical location;

•	increases in the production of oil or natural gas in areas linked by pipelines to consuming areas, the extension of existing, or the development of new, pipeline systems in markets we may serve, or the conversion of existing non-oil pipelines to oil pipelines in those markets;

•	decreases in the consumption of oil or natural gas due to increases in its price relative to other energy sources, and other factors making consumption of oil or natural gas less attractive or energy conservation measures;

•	availability of new, alternative energy sources; and

•	negative or deteriorating global or regional economic or political conditions, particularly in oil-consuming regions, which could reduce energy consumption or its growth.

Seaborne trading and distribution patterns are primarily influenced by the relative advantage of the various sources and locations of production, locations of consumption, pricing differentials and seasonality. Changes to the trade patterns of refined oil products or coal may have a significant negative or positive impact on our revenue. This could have a material adverse effect on our business, financial condition, cash flows and results of operations.

The refining and chemical industries may respond to any economic downturn and demand weakness by reducing operating rates, partially or completely closing refineries and plants and by reducing or cancelling certain investment expansion plans, including plans for additional refining capacity, in the case of the refining industry. Continued reduced demand for refined petroleum products and other bulk liquids and the shipping of such cargoes or the increased availability of pipelines used to transport refined petroleum products and bulk liquid chemicals would have a material adverse effect on our future growth and could have a material adverse effect on our business, financial condition, cash flows and results of operations.

If we cannot meet our customers’ quality and compliance requirements we may not be able to operate our vessels profitably which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Customers, and in particular those in the oil industry, have a high and increasing focus on quality and compliance standards with their suppliers across the entire value chain, including the shipping and transportation segment. Our continuous compliance with these standards and quality requirements is vital for our operations. Related risks could materialize in multiple ways, including a sudden and unexpected breach in quality and/or compliance concerning one or more vessels, and a continuous decrease in the quality concerning one or more vessels occurring over time. Moreover, continuously increasing requirements from oil industry constituents can further complicate our ability to meet the standards. Any noncompliance by us, either suddenly or over a period of time, on one or more vessels, or an increase in requirements by oil operators above and beyond what we deliver, could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Increasing self-sufficiency in energy by the United States could lead to a decrease in imports of oil to that country, which to date has been one of the largest importers of oil worldwide.

The United States overtook Russia and Saudi Arabia as the world’s top oil producer in 2018 according to the United States Energy Information Administration. The steep rise in shale oil and gas production is expected to push the country toward self-sufficiency in energy. In recent years the share of total U.S. consumption met by total liquid fuel net imports, including both crude oil and products, has been decreasing since peaking at over 60% in 2005. The International Energy Agency has indicated that U.S. crude oil imports will, generally, decline over the period from 2015 through 2021. A slowdown in oil imports to or exports from the United States, one of the most important oil trading nations worldwide, may result in decreased demand for our vessels and lower charter rates, which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

World events could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Past terrorist attacks, as well as the threat of future terrorist attacks around the world, continue to cause uncertainty in the world’s financial markets and may affect our business, operating results and financial condition. Continuing conflicts and recent developments in Russia, North Korea, the Middle East, including Iran, Iraq, Syria, Egypt and North Africa, and the presence of the United States or other armed forces in the Middle East, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. Recently, government leaders have declared that their countries may turn to trade barriers to protect or revive their domestic industries in the face of foreign imports. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. War in a country in which a material supplier, including crew supply services, or customer of ours is located could impact that supply to us or our ability to earn revenue from that customer. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea, the Gulf of Aden off the coast of Somalia and West Africa. Restrictions on imports, including in the form of tariffs, as discussed further below, have had and could have a major impact on global trade and demand for shipping. Any of these occurrences could have a material adverse effect on our business, financial condition, cash flows and results of operations.

An increase in trade protectionism and the unraveling of multilateral trade agreements could have a material adverse impact on our charterers’ business and, in turn, could cause a material adverse impact on our results of operations, financial condition and cash flows.

Our operations expose us to the risk that increased trade protectionism will adversely affect our business. Recently, government leaders have declared that their countries may turn to trade barriers to protect or revive their domestic industries in the face of foreign imports, thereby depressing the demand for shipping. The United Kingdom recently resolved to leave the European Union, and it is not yet clear how it plans to approach international trade with the European Union and other trade partners. In the United States, the current administration has created significant uncertainty about the future relationship between the United States and other exporting countries, including with respect to trade policies, treaties, government regulations and tariffs. The U.S. presidential administration has stated that it rejects multilateral trade agreements in favor of bilateral relations and purports to seek more favorable terms in its dealings with its trade partners. The U.S. administration has indicated that it may resort to aggressive tactics, such as the imposition of punitive tariffs, in order to secure achieve these goals.

Restrictions on imports, including in the form of tariffs, could have a major impact on global trade and demand for shipping. Specifically, increasing trade protectionism in the markets that our charterers serve may cause an increase in (i) the cost of goods exported from exporting countries such as China and Mexico, (ii) the length of time required to deliver goods from exporting countries, (iii) the costs of such delivery and (iv) the risks associated with exporting goods. These factors may result in a decrease in the quantity of goods to be shipped. Protectionist developments, or the perception they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade, including trade between the United States and China. These developments would have an adverse impact on our charterers’ business, operating results and financial condition. This could, in turn, affect our charterers’ ability to make timely charter hire payments to us and impair our ability to renew charters and grow our business. This could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows

Acts of piracy on ocean-going vessels may have a material adverse effect on our business, financial condition, cash flows and results of operations.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and in the Gulf of Aden off the coast of Somalia. Sea piracy incidents continue to occur, particularly in the Gulf of Aden off the coast of Somalia, in the Gulf of Guinea and the west coast of Africa, with drybulk carriers and tankers particularly vulnerable to such attacks. Acts of piracy may result in death or injury to persons or damage to property. If these piracy attacks result in regions in which our vessels are deployed being characterized as “war risk” zones by insurers or by the Joint War Committee of Lloyds Insurance and IUA Company, or Joint War Committee, as “war and strikes” listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs of employing on-board security guards, could increase in such circumstances. In some circumstances where one of our vessels is chartered-out or on time charter, the time charterer may have limited liability for charter payments in the event of an act of piracy and may also claim that a vessel seized by pirates is not “on-hire” for a certain number of days and that they are therefore entitled to cancel the charter party, a claim that we would dispute. Voyage charterers do not bear any of the liability relating to acts of piracy except for possible contributions in general. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on our business, financial condition, cash flows and results of operations. In addition, any hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability, of insurance for our vessels, could have a material adverse effect on our business, financial condition, cash flows and results of operations.

We are subject to international safety regulations and requirements imposed by our classification societies and the failure to comply with these regulations and requirements may subject us to increased liability, may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.

The operation of our vessels is affected by the requirements set forth in the International Management Code for the Safe Operation of Ships and for Pollution Prevention, or the ISM Code. The ISM Code requires vessel owners, vessel managers and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation of vessels and describing procedures for dealing with emergencies. In addition, vessel classification societies impose significant safety and other requirements on our vessels. The failure of a vessel owner or bareboat charterer to comply with the ISM Code may subject it to increased liability, may invalidate existing insurance or decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. Each of our vessels is ISM Code-certified or will be ISM Code-certified when delivered to us. However, if we are subject to increased liability for non-compliance, if our insurance coverage is adversely impacted as a result of non-compliance or if any of our vessels are denied access to, or are detained in, certain ports as a result of non-compliance with the ISM Code, it could have a material adverse effect on our business, financial condition, cash flows and results of operations.

In addition, the hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. The cost of maintaining our vessels’ classifications, or class, may be substantial. If any vessel does not maintain its class or fails any annual, intermediate or special survey, the vessel will be unable to trade between ports and will be unemployable and uninsurable, which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Increased inspection procedures and tighter import and export controls could increase costs and disrupt our business.

International shipping is subject to various security and customs inspection and related procedures in countries of origin and destination and trans-shipment points. Inspection procedures may result in the seizure of contents of our vessels, delays in the loading, offloading, trans-shipment or delivery and the levying of customs duties, fines or other penalties against us.

It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Changes in fuel, or bunker, prices may adversely affect our profits.

Fuel, or bunkers, is a significant portion of our expenses when we are responsible for voyage expenses in operating our vessels and changes in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply of and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries, or OPEC, and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Further, fuel may become much more expensive in the future, which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

A number of vessel owners have ordered so-called “eco-type” vessel designs, which may offer substantial bunker savings as compared to older designs. Increased demand for and supply of “eco-type” vessels could reduce demand for those of our vessels that are not considered as such and expose us to lower vessel utilization and/or decreased charter rates.

New vessel designs purport to offer material bunker savings compared to older designs, which include certain of our vessels. Such savings could result in a substantial reduction of bunker cost for charterers compared to vessels of ours. As the supply of “eco-type” vessels increases and if charterers prefer such vessels over our vessels that are not classified as such, this may reduce demand for our non-“eco-type” vessels, impair our ability to re-charter such vessels at competitive rates and could have a material adverse effect on our business, financial condition, cash flows and results of operations.

We operate drybulk carriers and tankers worldwide and, as a result, our business has inherent operational risks, which may reduce our revenue or increase our expenses, and we may not be adequately covered by insurance.

The international shipping industry is an inherently risky business involving global operations of ocean-going vessels. Our vessels and their cargoes are at risk of being damaged or lost because of events such as marine disasters, bad weather, mechanical failures, human error, environmental accidents, war, terrorism, piracy and other circumstances or events. In addition, transporting cargoes across a wide variety of international jurisdictions creates a risk of business interruptions due to political circumstances in foreign countries, hostilities, labor strikes and boycotts, the potential for changes in tax rates or policies, and the potential for government expropriation of our vessels. Any of these events may result in loss of revenue, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.

Changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labor strikes and boycotts. These hazards may result in death or injury to persons, loss of revenue or property, payment of ransoms, environmental damage, higher insurance rates, damage to our customer relationships, market disruptions, and interference with shipping routes (such as delay or rerouting), which may reduce our revenue or increase our expenses and also subject us to litigation.

If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and can be substantial. We may have to pay drydocking costs that our insurance does not cover in full. In addition, space at drydocking facilities is sometimes limited and not all drydocking facilities are conveniently located. We may be unable to find space at a suitable drydocking facility or we may be forced to travel to a drydocking facility that is distant from the relevant vessel’s position. The loss of earnings while our vessels are being repaired and repositioned or from being forced to wait for space, as well as the actual cost of repairs, could have a material adverse effect on our business, financial condition, cash flows and results of operations. Additionally, in certain cases we bareboat charter our vessels. Such vessels could require significant repairs when the vessel is returned to us.

The operation of any vessel is subject to the inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade.

In addition, the operation of tankers has unique operational risks associated with the transportation of oil, including, among other things, oil spills, which we have experienced in the past and may experience in the future. An oil spill may cause significant environmental damage, and the associated costs could exceed the insurance coverage available to us. Compared to other types of vessels, tankers are exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision, or other cause, due to the high flammability and high volume of the oil transported in tankers.

Furthermore, the operation of certain vessel types, such as drybulk carriers, also has certain unique risks. With a drybulk carrier, the cargo itself and its interaction with the vessel can be an operational risk. By their nature, drybulk cargoes are often heavy, dense, easily shifted, and react badly to water exposure. In addition, drybulk carriers are often subjected to battering treatment during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold) and small bulldozers. This treatment may cause damage to the vessel. Vessels damaged due to treatment during unloading procedures may be more susceptible to breach at sea. Hull breaches in drybulk carriers may lead to the flooding of the vessel’s holds. If a drybulk carrier suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessel’s bulkheads, leading to the loss of a vessel. If we are unable to adequately maintain our vessels, we may be unable to prevent these events. Other bulk cargoes will include a certain amount of moisture and may “liquefy” under certain conditions. Any of these circumstances or events could have a material adverse effect on our business, financial condition, cash flows and results of operations. In addition, the loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator.

In the event of a casualty to a vessel or other catastrophic event, we will rely on our insurance to pay the insured value of the vessel or the damages incurred. We procure insurance for the vessels in our Fleet against those risks that we believe the shipping industry commonly insures against. These insurances include marine hull and machinery insurance, protection and indemnity insurance, war risk insurance and freight, demurrage and defense insurance, or FD&D insurance. We insure our vessels for third-party liability claims subject to and in accordance with the rules of the P&I Associations in which the vessels are entered. In this regard we are insured against some contractual claims and tort claims, including environmental damage, pollution and crew personal injury and illness claims (currently the amount of insurance coverage for pollution claims available to us on commercially reasonable terms through P&I Associations is limited to $1 billion per vessel per incident). The objective of a P&I Association is to provide mutual insurance based on the aggregate tonnage of a member’s vessels entered into the association. Claims are paid through the aggregate premiums of all members of the association, although members remain subject to calls for additional funds if the aggregate premiums are insufficient to cover claims payable by the association. Claims payable by the association may include those incurred by members of the association, as well as claims payable by the association from other P&I Associations with which our P&I Association has entered into inter-association agreements. We cannot assure you that the P&I Associations to which we belong will remain viable or that we will not become subject to additional funding calls which could adversely affect us.

We do not currently maintain insurance against loss of hire on our vessels resulting from business interruptions that result from the loss of use of a vessel other than limited loss coverage relating to defined war risk events. The insurers may not pay particular claims as the payment of some claims may be treated as discretionary by the board of directors of the P&I Association. Our insurance policies may contain deductibles for which we will be responsible and limitations and exclusions which may increase our costs or lower our revenue or prevent recovery. Moreover, insurers may default on claims they are required to pay.

We cannot assure you that we will be adequately insured against all risks or that we will be able to obtain adequate insurance coverage at reasonable rates for our vessels in the future, or that we will be able to obtain certain insurance coverage. For example, in the past more stringent environmental regulations have led to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. Additionally, our insurers may refuse to pay particular claims. Any significant loss or liability for which we are not insured could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Maritime claimants could arrest or attach one or more of our vessels, which could interrupt our cash flows.

In certain jurisdictions, an extensive range of claims may give rise to maritime liens, such as claims by suppliers of goods and services to a vessel and cargo claims, and maritime liens against a vessel maybe granted for claims against the time charterer of that vessel.  The holder of a maritime lien is entitled to enforce the claim against the vessel notwithstanding that the claim may be against another party that has an interest in the vessel. In addition, in some jurisdictions, such as South Africa under the “associated ship” procedures, a claimant may arrest either the vessel that is subject to the claimant’s maritime lien or any “associated” vessel, which is any other vessel owned by the same owner or is owned by a company that is controlled, directly or indirectly by any person or persons through the owning company or the chartering company, whomever was liable, at the time the claim arose.

The arrest or attachment of one or more of our vessels could require us to pay large sums of money to have the arrest or attachment lifted. The occurrence of any of the above events could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Labor interruptions could disrupt our business.

We could be subject to industrial action or other labor unrest that could prevent or hinder our operations from being carried out normally. If not resolved in a timely and cost-effective manner, such business interruptions could have a material adverse effect on our business, financial condition, cash flows and results of operations. These effects would be exacerbated if such a disruption were to occur on one of our vessels that are manned by masters, officers and crews that are employed by third parties that we do not control.

Our vessels may call on ports located in countries that are subject to restrictions imposed by the United States, United Kingdom, United Nations or other governments, which could adversely affect our reputation and the market for our ordinary shares.

Although we do not expect that our vessels will call on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and other authorities or countries identified by the U.S. government or other authorities as state sponsors of terrorism, from time to time on charterers’ instructions, our vessels may call on ports located in such countries in the future. Our vessels have called on ports in Cuba and Sudan on very limited occasions in compliance with applicable sanctions, including with respect to humanitarian shipments arranged by the United States Agency for International Development, or USAID. Prior to each voyage on behalf of USAID, we confirmed that the charterer possessed a license authorizing the transactions under U.S. sanctions laws. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the United States enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which amended the Iran Sanctions Act. Among other things, CISADA introduced limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader and will be banned from all contacts with the United States, including conducting business in U.S. dollars. Also in 2012, President Obama signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which created new sanctions and strengthened existing sanctions. Among other things, the Iran Threat Reduction Act intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran’s petroleum or petrochemical sector. The Iran Threat Reduction Act also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person’s vessels from U.S. ports for up to two years.

On November 24, 2013, the P5+1 (the United States, United Kingdom, Germany, France, Russia and China) entered into an interim agreement with Iran entitled the “Joint Plan of Action”, or the JPOA. Under the JPOA it was agreed that, in exchange for Iran taking certain voluntary measures to ensure that its nuclear program is used only for peaceful purposes, the United States and E.U. would voluntarily suspend certain sanctions for a period of six months. On January 20, 2014, the United States and E.U. indicated that they would begin implementing the temporary relief measures provided for under the JPOA. These measures included, among other things, the suspension of certain sanctions on the Iranian petrochemicals, precious metals, and automotive industries from January 20, 2014 until July 20, 2014. The JPOA was subsequently extended twice.

On July 14, 2015, the P5+1 and the E.U. announced that they reached a landmark agreement with Iran titled the Joint Comprehensive Plan of Action Regarding the Islamic Republic of Iran’s Nuclear Program, or the JCPOA, which is intended to significantly restrict Iran’s ability to develop and produce nuclear weapons for 10 years while simultaneously easing sanctions directed toward non-U.S. persons for conduct involving Iran, but taking place outside of U.S. jurisdiction and does not involve U.S. persons. On January 16, 2016, which we refer to as Implementation Day, the United States joined the E.U. and the UN in lifting a significant number of their nuclear-related sanctions on Iran following an announcement by the International Atomic Energy Agency, or the IAEA, that Iran had satisfied its respective obligations under the JCPOA.

On August 2, 2017, the United States enacted the Countering America’s Adversaries Through Sanctions Act, or CAATSA. CAATSA authorizes secondary sanctions on persons worldwide who conduct certain business with Iran, Russia, and North Korea. These include secondary sanctions on persons (1) dealing with most sectors of the North Korean economy, including the transportation sector, (2) engaging in any activity related to Iran’s ballistic missile program, including transportation, and (3) dealing with certain activities in the Russian energy sector, including support of Russian energy export pipelines and certain energy projects. On September 21, 2017, President Trump issued an executive order imposing additional sanctions against North Korea, including a prohibition on vessels calling at ports in the United States that have called at North Korean ports within the past 180 days or that have engaged in vessel-to-vessel transfers with vessels that have called at North Korean ports within the past 180 days. On April 6, 2018, the United States imposed sanctions on seven Russian oligarchs and certain companies they own or control, 17 senior Russian government officials, a state-owned Russian weapons trading company, and a Russian bank. These sanctions were imposed in part under CAATSA, and some were specifically for persons operating in the energy sector of the Russian Federation economy. CAATSA also requires the mandatory imposition of secondary sanctions on any non-U.S. person that knowingly facilitates significant transactions for or on behalf of these designated Russian persons or any entities in which they own, directly or indirectly, a 50% or greater interest.

On October 13, 2017, President Trump declined to certify Iran’s compliance with the JCPOA. On January 12, 2018, President Trump announced that the United States did not intend to renew its sanctions waivers under the JCPOA when the waivers next expire on May 12, 2018 unless significant changes were made to the JCPOA. On May 8, 2018, President Trump announced that the United States would withdraw from the JCPOA and begin the process of reimposing sanctions that were waived under the JCPOA. The United States determined that these sanctions would be reimposed in two tranches. One set of sanctions was reimposed after a 90-day wind down period that ended August 6, 2018, and the remainder was reimposed after a 180-day wind down period that ended November 4, 2018. All sanctions that were suspended or waived under the JCPOA, including those under CISADA and the Iran Threat Reduction Act, have been in force since November 5, 2018 at the latest. The secondary sanctions related to Iran’s petroleum and petrochemical sectors, energy sector, and port operators, shipping, and shipbuilding sectors were reimposed after the 180-day wind down period that ended November 4, 2018. The remaining parties to the JCPOA continue to state that they intend to maintain compliance with the agreement.

Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in an occurrence of an event of default under our credit facilities, fines or other penalties and could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our securities may adversely affect the price at which our securities trade. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities in countries subject to U.S. sanctions and embargo laws that are not controlled by the governments of those countries, or engaging in operations associated with those countries pursuant to contracts with third parties that are unrelated to those countries or entities controlled by their governments. Investor perception of the value of our securities may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act, U.K. Bribery Act, and other applicable worldwide anti-corruption laws.

We are subject to the U.S. Foreign Corrupt Practices Act, or FCPA, and other applicable worldwide anti-corruption laws, which generally prohibit corrupt payments by us, our employees, vendors, or agents. These laws include the U.K. Bribery Act, which became effective on July 1, 2011 and which is broader in scope than the FCPA, as it prohibits bribes to any person and contains no facilitating payments exception. Under the FCPA and other applicable anti-corruption laws, we may be held liable for some actions taken by strategic or local partners and agents. We operate our vessels in some jurisdictions that international corruption monitoring groups have identified as having high levels of corruption and may utilize vendors and agents to act on our behalf in those jurisdictions. Our activities create the risk of unauthorized payments or offers of payments by one of our employees, vendors, or agents that could be in violation of the FCPA or other applicable anti-corruption laws. While we devote substantial resources to our global compliance program and have implemented policies, training, and internal controls designed to reduce the risk of corrupt payments and to comply with the FCPA and other applicable anti-corruption laws, our employees, vendors, and agents may violate our policies. We also may not be able to adequately prevent or detect all possible violations of the FCPA and other applicable anti-corruption laws. If we are found to be responsible for violations of the FCPA or other applicable anti-corruption laws (either due to our own acts or our inadvertence, or due to the acts or inadvertence of others), our company and our employees could suffer from substantial civil and criminal penalties, including fines, incarceration, prohibitions or limitations on the conduct of our business, the loss of our financing facilities and significant reputational damage, including our relationships with our customers, all of which could have a material adverse effect on our business, financial condition, cash flows and results of operations. Government or regulatory investigations into potential violations of the FCPA or other applicable anti-corruption laws by Grindrod Shipping or its employees, vendors, or agents could also have a material adverse effect on our business, financial condition, cash flows and results of operations. Furthermore, detecting, investigating, and resolving actual or alleged violations of the FCPA and other applicable anti-corruption laws is expensive and can consume significant time and attention of our senior management.

The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.

We expect that our vessels will call in ports where smugglers attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any of our crew, we may face reputational damage and governmental or other regulatory claims which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Governments could requisition our vessels during a period of war or emergency, which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

A government could requisition one or more of our vessels for title or for hire. Requisition for title occurs when a government takes control of a vessel and becomes its owner, while requisition for hire occurs when a government takes control of a vessel and effectively becomes its charterer at dictated charter rates. Generally, requisitions occur during periods of war or emergency, although governments may elect to requisition vessels in other circumstances. Although we may be entitled to compensation in the event of a requisition of one or more of our vessels, the amount and timing of payment would be uncertain. Government requisition of one or more of our vessels could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Risks Related to Our Business

A substantial number of our vessels are employed in either the spot market or in drybulk and tanker pools and any decrease in spot rates in the future could have a material adverse effect on our business, financial condition, cash flows and results of operations.

A substantial number of our drybulk carriers and tankers are currently employed in either the spot market or in spot market-oriented drybulk and tanker pools, some of which are managed by third parties. This exposes us to fluctuations in spot rates. During the year ended December 31, 2018, we earned a substantial portion of our revenue from spot market-oriented pools and spot market charters. The spot market may fluctuate significantly based upon drybulk carrier, tanker, cargo, energy resources, commodities, industrial products and oil supply and demand. The successful operation of our vessels in the competitive spot charter market, depends on, among other things, obtaining profitable spot contracts and minimizing, to the extent possible, time spent waiting for employment and time spent traveling unemployed to a demand area. The spot market is very volatile, and, in the past, there have been periods when spot market rates have declined below the operating cost of vessels. If future spot market rates decline, then we may be unable to operate our vessels trading in the spot market profitably, meet our obligations, including payments on indebtedness, or pay dividends in the future. Furthermore, as spot charters may last up to several weeks, during periods in which spot rates are rising we will generally experience delays in realizing the benefits from such increases.

Our ability to renew expiring contracts or obtain new contracts on favorable terms or at all will depend on the prevailing market conditions at the time. If we are not able to extend contracts in direct continuation of current contracts or we are not able to obtain new contracts for existing or new owned vessels or new chartered-in vessels upon their delivery to us, or if new charters are entered into with our customers at charter rates substantially below the existing charter rates or on terms otherwise less favorable compared to current charter terms, this could have a material adverse effect on our business, financial condition, cash flows and results of operations.

In addition, we cannot assure you that the drybulk and tanker pools our vessels operate in or pools that we manage will be successful in finding employment for all such vessels in the volatile spot market or whether any such employment will be at profitable rates. We cannot assure you that our vessels will be profitably operated by such pool or by ourselves where we commercially manage our vessels outside of pools.

Furthermore, vessels operated by unaffiliated third-parties may participate in such pools and may not be of a comparable design or quality to our vessels, negatively impacting the profitability of such pools. If such unaffiliated third-parties withdraw from the pools which we manage or participate in, such pools may no longer be able to operate profitability, or at all, due to the decreased number of vessels in the pool, which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

A reduction in charter rates, spot market rates and other market deterioration or the aging of our Fleet may require us to record impairment charges related to our long-lived assets (our vessels) and such charges may be large and have a material impact on our financial statements.

At December 31, 2018, we had vessels of $241.5 million in total on our consolidated and combined statements of financial position, representing approximately 83% of our shareholders’ equity.

At the end of each reporting period, and on a continuous basis, if indicators of impairment are present, the carrying amount of tangible and intangible assets is assessed to determine whether there is any indication that those assets may have suffered an impairment loss. We also assess the carrying value of an asset when we make a decision to divest of the asset for any reason, including the age of our vessels, if a joint venture that owns vessels comes to an end in accordance with its terms or if the asset no longer fits into our strategic planning. During 2016, we recorded an impairment loss of approximately $12.6 million relating to the reduction of the carrying value of our vessels based on value in use calculations. The impairments were largely due to the depressed charter rates and vessel values as a result of an oversupply of vessel capacity. During the year ended December 31, 2017, we impaired the vessels to the extent of $16.5 million because we determined certain vessels were likely to be sold as they no longer fit into our strategic planning, and during 2018 one of our 50% held joint ventures impaired its vessels by $5.7 million when it determined to sell them.

If there is a reduction in our estimated charter rates, or if we intend to divest additional vessels, we may be required to record further impairment charges on our vessels, which would require us to write down the carrying value of these assets to their fair value. Since vessels and from time to time vessels under construction comprise a substantial portion of our consolidated and combined statements of financial position, such charges could have a material impact on our financial statements. See “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies”.

We depend on certain customers for our revenue. Customers may terminate or default on their obligations to us and the terms of charters may be difficult to enforce.

For the years ended December 31, 2018 and 2017, no customers accounted for 10% or more of our drybulk business revenue, and for the year ended December 31, 2016, one customer accounted for 10% or more of our drybulk business revenue in the amount of approximately $40.9 million. For the year ended December 31, 2018, three customers accounted for 10% or more of our tankers business revenue in amounts of approximately $17.3 million, $14.3 million and $6.3 million. For each of the years ended December 31, 2017, and 2016, four customers accounted for 10% or more of tankers business revenue, in the amounts of approximately $17.8 million, $15.7 million, $10.9 million and $8.9 million in 2017, and $33.2 million, $12.3 million, $9.9 million and $9.1 million in 2016. Each of the foregoing with respect to the drybulk carrier business and tankers business has been calculated excluding revenue attributable to the OACL and Unicorn Bunker businesses, respectively, which were sold on January 1, 2018. The loss of any of our significant customers, a customer’s failure to make payments or perform under any of the applicable contracts, a customer’s termination of any of the applicable contracts, or a decline in payments under the contracts could have a material adverse effect on our business, financial condition, cash flows and results of operations. Our contracts are governed by the law of a number of jurisdictions and provide for a variety of dispute resolution mechanisms and arbitration proceedings. There can be no assurance that we would be able to enforce any judgments against these charterers in jurisdictions where they are based or have their primary assets and operations. Even after a charter contract is entered, charterers may terminate charters early under certain circumstances.

A charterer may also terminate a charter for events that may or may not be within our control. The events or occurrences that will cause a charter to terminate or give the charterer the option to terminate the charter generally include a total or constructive total loss of the related vessel, the requisition for hire of the related vessel, the event of war in specified countries, the vessel becoming subject to seizure for more than a specified number of days, our failure to deliver the related vessel within a fixed period of time or the failure of the related vessel to meet specified performance criteria.

The ability of a customer to perform its obligations under a contract will depend on a number of factors that are beyond our control. These factors may include general economic conditions, conditions specific to the customer, the condition of the drybulk and tankers sectors of the shipping industry to which the customer is exposed, and the charter rates received for specific types of vessels. The costs associated with the default by a customer may be considerable and could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Our customers may go bankrupt or fail to perform their obligations under the contracts, they may delay payments or suspend payments altogether, they may terminate the contracts prior to the agreed-upon expiration date or they may attempt to renegotiate the terms of the contracts. The failure of a customer to perform its obligations under a contract may mean we increase our exposure to the spot market, which is subject to greater rate fluctuation than the time charter market. If we receive lower rates under replacement contracts or are unable to re-employ all of our vessels, it could have a material adverse effect on our business, financial condition, cash flows and results of operations.

A drop in spot market rates may provide an incentive for some charterers and other customers to default on their charters and contracts.

If spot market rates decline, charterers may no longer need a vessel that is then under charter or may be able to obtain a comparable vessel at lower rates. Currently, and in the future, we may employ certain of our vessels in fixed rate time charters. When we enter into a time charter, as well as bareboat charter or COA, charter rates under that charter or contract may be fixed for the term of the charter or contract. If the spot market or term charter rates available in the drybulk shipping market or tanker shipping market become significantly lower than the rates that a customer is obliged to pay us under our existing charters or contracts, the customer may have incentive to default under that charter or contract or attempt to renegotiate the charter or contract. If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, it may be difficult to secure substitute employment for such vessel, and any new employment we secure in the spot market or on time charters, or as bareboat charters or under COAs, may be at lower rates. As a result, we could sustain significant losses which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

We are subject to certain risks with respect to our counterparties to contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or could have a material adverse effect on our business, financial condition, cash flows and results of operations.

We have entered into, and may enter into, various contracts, including pooling arrangements, time charters, spot voyage charters, shipbuilding contracts, credit facilities and other agreements. Such agreements subject us to counterparty risks. The ability and willingness of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime industries and the overall financial condition of the counterparty. Should a counterparty fail to honor its obligations under agreements with us, or seek to renegotiate the terms of the contract, we could sustain significant losses that could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Circumstances beyond our control could affect our customers’ financial strength, and because many of our customers are privately held companies, information about the financial strength of our customers may not always be available. As a result, we might have little advance warning of financial or other problems affecting our customers and their non-performance, financial or other problems could have a material adverse effect on our business, financial condition, cash flows and results of operations.

We may be unable to attract and retain key management personnel and other employees in the shipping industry, which may negatively affect the effectiveness of our management and our results of operations.

Our success depends to a significant extent upon the abilities and efforts of our management team and our ability to hire and retain key members of our management team. We do not maintain “key man” life insurance on any of our officers. The loss of any of these individuals and difficulty in hiring and retaining personnel, including key personnel, could have a material adverse effect on our business, financial condition, cash flows and results of operations.

The aging of our vessels may result in increased operating costs in the future, which could have an adverse effect on our business, financial condition, cash flows and results of operations.

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As our vessels age typically they will become less fuel-efficient and more costly to maintain than more recently constructed vessels due to improvements in engine and other technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of vessels may also require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which our vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. See “—A reduction in charter rates, spot market rates and other market deterioration or the aging of our Fleet may require us to record impairment charges related to our long-lived assets (our vessels) and such charges may be large and have a material impact on our financial statements.” above.

The employment of our tankers could be adversely affected by an inability to clear the oil majors’ risk assessment process, and we could be in breach of our charter agreements.

The shipping industry, and especially the shipment of crude oil, refined petroleum products (clean and dirty) and bulk liquid chemicals, has been, and will remain, heavily regulated. The oil majors, together with a number of commodities traders, represent a significant percentage of the production, trading and shipping logistics (terminals) of crude oil and refined products worldwide. Concerns for the environment have led the oil majors to develop and implement a strict ongoing due diligence process when selecting their commercial partners. This vetting process has evolved into a sophisticated and comprehensive risk assessment of both the vessel operator and the vessel, including physical vessel inspections, completion of vessel inspection questionnaires performed by accredited inspectors and the production of comprehensive risk assessment reports. In the case of term charter relationships, additional factors are considered when awarding such contracts, including:

•	office assessments and audits of the vessel operator;

•	the operator’s environmental, health and safety record;

•	compliance with the standards of the IMO;

•	compliance with oil majors’ codes of conduct, policies and guidelines, including transparency, anti-bribery and ethical conduct requirements and relationships with third parties;

•	compliance with heightened industry standards that have been set by several oil companies;

•	shipping industry relationships, reputation for customer service, technical and operating expertise;

•	shipping experience and quality of vessel operations, including cost-effectiveness;

•	quality, experience, length of service and technical capability of crews;

•	the ability to finance vessels at competitive rates and overall financial stability;

•	relationships with shipyards and the ability to obtain suitable berths;

•	in the case of a charter of a newbuilding, construction management experience, including the ability to procure on-time delivery of new vessels according to customer specifications;

•	willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and

•	competitiveness of the bid in terms of overall price.

Under the terms of our charter agreements, our charterers require that these vessels and their technical managers are vetted and approved to transport oil products by multiple oil majors. Our failure to maintain any of our tankers to the standards required by the oil majors could put us in breach of the applicable charter agreement and lead to termination of such agreement, and could give rise to impairment in the value of our tankers.

If we are not able to successfully clear the oil majors’ risk assessment processes on an ongoing basis, the future employment of our tankers, as well as our ability to obtain charters or freight contracts, whether spot, medium- or long-term, could be adversely affected. Such a situation may lead to the oil majors terminating existing charters and contracts and refusing to use our tankers in the future, which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

We may not have adequate insurance to compensate us if we lose our vessels or to compensate third parties.

There are a number of risks associated with the operation of ocean-going vessels, including mechanical failure, collision, human error, war, terrorism, piracy, loss of life, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. Any of these events may result in loss of revenue, increased costs and decreased cash flows. In addition, the operation of any vessel is subject to the inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade.

We are insured against some contractual claims and tort claims (including claims related to environmental damage and pollution) through memberships in protection and indemnity associations or clubs, or P&I Associations. As a result of such membership, the P&I Associations provide us coverage for such tort and contractual claims. We also carry hull and machinery insurance and war risk insurance for our vessels. We insure our vessels for third-party liability claims subject to and in accordance with the rules of the P&I Associations in which the vessels are entered. We do not maintain cover for loss of hire or earnings arising out of insured peril events other than limited loss coverage relating to defined war risk events. We can give no assurance that we will be adequately insured against all risks. We may not be able to obtain adequate insurance coverage for our vessels in the future. The insurers may not pay particular claims. Our insurance policies contain deductibles for which we will be responsible and limitations and exclusions which may increase our costs or lower our revenue or prevent recovery.

The objective of a P&I Association is to provide mutual insurance based on the aggregate tonnage of a member’s vessels entered into the association. Claims are paid through the aggregate premiums of all members of the association and the P&I Association’s retained earnings, although members remain subject to calls for additional funds if the aggregate premiums are insufficient to cover claims payable by the association. Claims payable by the association may include those incurred by members of the association, as well as claims payable by the association from other P&I Associations with which our P&I Association has entered into interassociation agreements. We cannot assure you that the P&I Associations to which we belong will remain viable or that we will not become subject to additional funding calls which could adversely affect us.

We cannot assure you that we will be able to renew our insurance policies on the same or commercially reasonable terms, or at all, in the future. For example, more stringent environmental regulations have led in the past to increased costs for, and in the future may result in the lack of availability of, protection and indemnity insurance against risks of environmental damage or pollution. Any uninsured or underinsured loss could harm our business, financial condition, cash flows and results of operations. In addition, our insurance may be voidable by the insurers as a result of certain of our actions, such as our vessels failing to maintain certification with applicable maritime self-regulatory organizations. Further, we cannot assure you that our insurance policies will cover all losses that we incur, or that disputes over insurance claims will not arise with our insurance carriers. Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. In addition, our insurance policies are subject to limitations and exclusions, which may increase our costs or lower our revenue, and could have a material adverse effect on our business, financial condition, cash flows and results of operations.

We may have difficulty managing our planned growth properly.

Our Fleet consists of 24 owned drybulk carriers (including 13 drybulk carriers that we own through joint ventures), six long-term chartered-in drybulk carriers, eight owned tankers and two long-term chartered-in tankers. One of our principal strategies is to continue to grow by expanding our operations, and we may, in the future, increase the size of our Fleet through timely and selective acquisitions. Our future growth will primarily depend upon a number of factors, some of which may not be within our control. These factors include our ability to:

•	identify suitable drybulk carriers and tankers, including newbuilding slots at shipyards and/or shipping companies for acquisition at attractive prices;

•	sell older vessels at an appropriate time in the market;

•	obtain required financing for our existing and new vessels and operations;

•	identify businesses engaged in managing, operating or owning drybulk carriers and tankers for acquisition or joint ventures;

•	integrate any acquired drybulk carriers or tankers or businesses successfully with our existing operations, including obtaining any approvals and qualifications necessary to operate vessels that we acquire;

•	hire, train and retain qualified personnel and crew to manage and operate our growing business and Fleet;

•	identify additional new markets;

•	enhance our customer base; and

•	enhance our operating, financial and accounting systems and controls.

Our failure to effectively identify, acquire, develop and integrate any drybulk or tanker vessels or businesses, or our inability to effectively manage our Fleet, could materially adversely affect our business, financial condition, cash flows and results of operations.

Furthermore, the number of employees that perform services for us and our current operating and financial systems may not be adequate as we expand the size of our Fleet, and we may not be able to effectively hire more employees or adequately improve those systems. In addition, if we further expand our Fleet, we will need to recruit suitable additional seafarers and shoreside administrative and management personnel. We cannot guarantee that we will be able to hire suitable employees as we expand our Fleet. If we or our crewing agent encounters business or financial difficulties, we may not be able to adequately staff our vessels. If we are unable to enhance our financial and operating systems or to recruit suitable employees as we expand our Fleet, it could materially adversely affect our business, financial condition, cash flows and results of operations. Growing any business by acquisition presents numerous risks such as undisclosed liabilities and obligations, difficulty in obtaining additional qualified personnel and managing relationships with customers and suppliers and integrating newly acquired operations into existing infrastructures. Acquisitions may require additional equity issuances, which may dilute our ordinary shareholders, or debt issuances (with amortization payments). The effect of an acquisition may be to lower our available cash. If any such events occur, it could have a material adverse effect on our business, financial condition, cash flows and results of operations.

We cannot give any assurance that we will be successful in executing our growth plans or that we will not incur significant expenses and losses in connection with our future growth.

We are a holding company and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make dividend payments.

We are a holding company and our subsidiaries conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our subsidiaries. As a result, our ability to satisfy our financial obligations and to pay dividends to our shareholders depend on our subsidiaries and their ability to distribute funds to us. If we are unable to obtain funds from our subsidiaries, our board of directors may exercise its discretion not to declare or pay dividends.

Our future capital needs are uncertain and we may need to raise additional funds in the future. If we are unable to fund our future capital expenditure needs, we may not be able to continue to operate some of our vessels or continue with some or all of our Fleet expansion plans, which would have a material adverse effect on our business, financial condition, cash flows and results of operations.

We may face liquidity issues if poor market conditions in the drybulk and/or tanker markets persist for a prolonged period. In addition, we may need to raise additional capital to maintain, replace and expand the operating capacity of our Fleet and fund our operations. Our future funding requirements will depend on many factors, including the cost and timing of vessel acquisitions, and the cost of retrofitting or modifying existing vessels as a result of technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, customer requirements or otherwise.

In order to fund our capital expenditures, we may be required to incur borrowings or raise capital through the sale of debt or equity securities. Our ability to borrow money and access the capital markets through future offerings may be limited by a number of factors, including:

•	our financial performance;

•	our credit ratings or absence of a credit rating as a stand-alone company;

•	the liquidity of the overall capital markets;

•	the state of the Singapore, United States and global economies;

•	general economic conditions and other contingencies and uncertainties that are beyond our control; and

•	the state of the drybulk and tanker industries.

We cannot assure you that we will be able to obtain additional funds on acceptable terms, or at all. If we raise additional funds by issuing equity or equity-linked securities, our shareholders may experience dilution or reduced distributions. Any additional debt or equity financing that we raise may contain terms that are not favorable to us or our shareholders, including, in the case of debt financing, making us subject to more restrictive covenants than those applicable to our existing credit facilities.

Our failure to obtain the funds for necessary future capital expenditures could limit our ability to continue to operate some or all of our vessels or could cause us to impair the value of our vessels as well as limit our ability to continue with some or all of our fleet expansion plans. Any of these factors could have a material adverse effect on our business, financial condition, cash flows and results of operations. Even if we are successful in obtaining such funds through financings, the terms of such financings could further limit our ability to pay dividends.

Servicing our current or future indebtedness and meeting certain financing obligations limits funds available for other purposes and if we cannot service our debt and meet our other financing obligations, we may lose our vessels.

Borrowing under our credit facilities requires us to dedicate a part of our cash flow to paying interest and repaying capital on our indebtedness under such facilities.

These payments and certain financing obligations limit funds available for working capital, capital expenditures and other purposes, including further equity investments in our joint venture or debt financing in the future. Amounts borrowed under our credit facilities bear interest at variable rates. Increases in prevailing rates could increase the amounts that we would have to pay to our lenders, even though the outstanding principal amount remains the same, and our net income and cash flows would decrease. We expect our earnings and cash flow to vary from year to year due to the cyclical nature of the drybulk and tanker industries. If we do not generate or reserve enough cash flow from operations to satisfy our debt obligations, we may have to undertake alternative financing plans, such as:

•	seeking to raise additional capital;

•	refinancing or restructuring our debt;

•	selling our vessels; or

•	reducing or delaying capital investments.

However, these alternative financing plans, if necessary, may not be sufficient to allow us to meet our debt obligations. In addition, our 32 owned vessels are pledged as collateral to secure our various debt obligations. If we are unable to meet our debt and other financing, lenders could elect to declare that debt, together with accrued interest and fees, to be immediately due and payable and proceed against the collateral vessels securing that debt or other assets.

We are exposed to volatility in LIBOR and may selectively enter into derivative contracts, which can result in higher than market interest rates and charges against our income.

The loans under our credit facilities are generally advanced at a floating rate based on LIBOR, which was volatile in prior years and has been steadily increasing in recent years. LIBOR can affect the amount of interest payable on our debt, which, in turn, could have an adverse effect on our earnings and cash flow. In addition, LIBOR has been increasing since 2015 and may continue to rise in the near future. Our financial condition could be materially adversely affected as we have not entered into interest rate hedging arrangements to hedge our exposure to the interest rates applicable to our credit facilities and may not enter into interest rate hedging arrangements for these or any other financing arrangements we may enter into in the future, including those we may enter into to finance a portion of the amounts payable with respect to newbuildings or acquisitions.

We may enter into derivative contracts to hedge our overall exposure to interest rate risk. Entering into swaps and other derivatives transactions is inherently risky and presents possibilities for incurring significant expenses. The derivatives strategies that we may employ may not be successful or effective, and we could, as a result, incur substantial additional interest and breakage costs.

Uncertainty about the future of LIBOR may adversely affect our business and financial results.

As noted above, the loans under our credit facilities are generally advanced at a floating rate based on LIBOR. LIBOR has been the subject of recent national, international and other regulatory guidance and proposals for reform. These reforms and other pressures may cause LIBOR to be eliminated or to perform differently than in the past. The consequences of these developments cannot be entirely predicted, but could include an increase in the cost of our variable rate indebtedness and obligations. In July 2017, the Chief Executive of the United Kingdom Financial Conduct Authority, which regulates LIBOR, announced its intent to stop persuading or compelling banks to submit rates for the calculation of LIBOR to the administrator of LIBOR after 2021. This announcement indicates that the continuation of LIBOR as currently constructed is not guaranteed after 2021. Further, the viability of Secured Overnight Financing Rate, or SOFR, as an alternative reference rate and the availability and acceptance of other alternative reference rates are unclear and also may have adverse effects on market rates of interest and the value of securities and other financial arrangements. These uncertainties, proposals and actions to resolve them, and their ultimate resolution also could negatively impact our funding costs, loan and other asset values, asset-liability management strategies, and other aspects of our business and financial results. No assurance can be provided that the uncertainties around LIBOR or their resolution will not adversely affect the use, level, and volatility of our loans under our credit facilities generally advanced at a floating rate based on LIBOR.

We are leveraged, which could significantly limit our ability to execute our business strategy and we may be unable to comply with our covenants in our credit facilities that impose operating and financial restrictions on us, which could result in a default under the terms of these agreements.

As of December 31, 2018, we had $114.5 million of outstanding indebtedness under our credit facilities and we incurred an additional $29.7 million of debt in the first quarter of 2019 in connection with the purchase of the two tankers from the Leopard Tankers joint venture.

Our credit facilities impose operating and financial restrictions on us that limit our ability, or the ability of our subsidiaries party thereto, to:

•	incur additional indebtedness on the relevant vessels securing that facility;

•	sell any collateral vessel (unless a corresponding amount under the relevant facility were prepaid in accordance with its terms);

•	upon the happening of an event of default or potential event of default, make additional investments or acquisitions;

•	upon the happening of an event of default or potential event of default, pay dividends; or

•	effect a change of ownership or control of the relevant borrower group under each facility.

Therefore, we may need to seek permission from our lenders in order to engage in some corporate actions. Our lenders’ interests may be different from ours and we may not be able to obtain our lenders’ permission when needed. This may limit our ability to pay dividends on our ordinary shares if we determine to do so in the future, pay interest on our indebtedness, finance our future operations or capital requirements, make acquisitions or pursue business opportunities.

In addition, our credit facilities require us to maintain specified financial ratios and satisfy financial covenants, including ratios and covenants based on the market value of the vessels in our Fleet. Should our charter rates or vessel values materially decline in the future, we may seek to obtain waivers or amendments from our lenders with respect to such financial ratios and covenants, or we may be required to take action to reduce our debt or to act in a manner contrary to our business objectives to meet any such financial ratios and satisfy any such financial covenants.

Events beyond our control, including changes in the economic and business conditions in the shipping markets in which we operate, may affect our ability to comply with these covenants. We cannot assure you that we will meet these ratios or satisfy these covenants or that our lenders will waive any failure to do so or amend these requirements. A breach of any of the covenants in, or our inability to maintain the required financial ratios under, our credit facilities would prevent us from borrowing additional money under our credit facilities and could result in a default under our credit facilities. If a default occurs under our credit facilities, the lenders could elect to declare the outstanding debt, together with accrued interest and other fees, to be immediately due and payable and foreclose on the collateral securing that debt, which could constitute all or substantially all of our assets. Alternatively, if not repaid the interest rate on the outstanding debt can be increased. Moreover, in connection with any waivers or amendments to our credit facilities that we may obtain, our lenders may impose additional operating and financial restrictions on us or modify the terms of our existing credit facilities including an increase in the interest rate. These restrictions may further restrict our ability to, among other things, pay dividends, repurchase our ordinary shares, make capital expenditures, or incur additional indebtedness.

Furthermore, certain of our debt agreements contain cross-default provisions that may be triggered if we default under the terms of other of our financing agreements. In the event of default by us under one of our debt agreements, the lenders under our other debt agreements could determine that we are in default under such other financing agreements. Such cross defaults could result in the acceleration of the maturity of such debt under these agreements and the lenders thereunder may foreclose upon any collateral securing that debt, including our vessels, even if we were to subsequently cure such default. In the event of such acceleration or foreclosure, we might not have sufficient funds or other assets to satisfy all of our obligations, which would have a material adverse effect on our business, financial condition, cash flows and results of operations. Please see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources”.

We may be adversely affected by the introduction of new accounting rules for leasing.

IFRS 16, Leases, requires lessees to record most leases on their balance sheets as “right of use” assets and lease liabilities, which will have the effect of bringing most off-balance sheet leases onto a lessee’s balance sheet, with the lease obligations as liabilities and the rights under the lease as assets. The date of initial application of IFRS 16 for us is January 1, 2019 and we have chosen to apply the modified retrospective application in accordance with IFRS 16. We will apply the definition of a lease and related guidance set out in IFRS 16 to all lease contracts entered into or modified on or after January 1, 2019 (whether we are a lessor or a lessee in the lease contract) and we will not be required to restate the comparative information for prior periods. On initial application of IFRS 16, for leases (with certain exceptions), we will (a) recognize right-of-use assets and lease liabilities in our consolidated and combined statements of financial position, initially measured at the present value of the future lease payments; (b) recognize depreciation of right-of-use assets and interest on lease liabilities in our consolidated and combined statements of profit or loss and other comprehensive income; and (c) separate the total amount of cash paid into a principal portion (presented within financing activities) and interest (presented within operating activities) in our consolidated and combined statements of cash flows. Under the prior IASB standard, IAS 17, all lease payments on operating leases are presented as part of cash flows from operating activities.

We anticipate that the application of this new accounting guidance in the future will have a material impact on amounts reported in respect of our financial assets and financial liabilities as there are leases relating to a portion of our existing vessels that have previously not been reflected on our balance sheet, and the composition of our income statement and statement of cash flows will change, including for the changes indicated above. On this basis, certain financial statement metrics such as leverage and capital ratios will be affected, even when the underlying cash flows have not changed. The implementation of this standard will also change the income and expense recognition patterns of those items. This may in turn affect covenant calculations under various contracts (such as loan agreements) unless the affected contracts are amended. We have not amended any such contracts in anticipation of this new accounting standard and we cannot assure you that we may not be required to amend any of those agreements to comply with covenant calculations. See “Item 5. Operating and Financial Review and Prospects—Recent Accounting Pronouncements—Leases” and Note 2.4 to our consolidated and combined financial statements.

We may be subject to litigation that, if not resolved in our favor and not sufficiently insured against, could have a material adverse effect on our business, financial condition, cash flows and results of operations.

We may be, from time to time, involved in various litigation matters. These matters may include, among other things, contract disputes, personal injury claims, environmental claims or proceedings, toxic tort claims, employment matters, governmental claims for taxes or duties, and other litigation that arises in the ordinary course of our business. Although we intend to defend these matters vigorously, we cannot predict with certainty the outcome or effect of any claim or other litigation matter, and the ultimate outcome of any litigation or the costs and time to resolve them could have a material adverse effect on our business, financial condition, cash flows and results of operations. Insurance may not be applicable or sufficient in all cases and/or insurers may not remain solvent which could have a material adverse effect on our business, financial condition, cash flows and results of operations. See “Item 4. Information on the Company—Business Overview—Legal Proceedings”.

Some of the vessels in our Fleet are operated by third-party technical managers. Any failure of these technical managers to perform their obligations to us could have a material adverse effect on our business, financial condition, cash flows and results of operations.

We have contracted the technical management for a portion of our Fleet, including crewing, maintenance and repair services, to third-party technical management companies. The failure of these technical managers to perform their obligations could have a material adverse effect on our business, financial condition, cash flows and results of operations. Although we may have rights against our third-party managers if they default on their obligations to us, we will receive the benefit of that recourse only to the extent that we recover funds.

Some of the third-party managers for our vessels are privately held companies and there is little or no publicly available information about them.

Some of our vessels are managed by third parties. The ability of these third-party managers to render management services will depend in part on their own financial strength. Circumstances beyond our control could affect our third-party managers’ financial strength. Because some of our third-party managers are privately held companies, we might have little advance warning of financial or other problems affecting our commercial manager or technical manager and if they are unable to provide the technical or commercial management services we have contracted for, we may have delays in operating our vessels which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Security breaches and disruptions to our information technology infrastructure could interfere with our operations and expose us to liability which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

In the ordinary course of business, we rely heavily on information technology networks and systems to process, transmit, and store information electronically, and to manage or support a variety of business processes and activities. Additionally, we collect and store certain data, including proprietary business information and customer and employee data, and may have access to other confidential information in the ordinary course of our business. Despite our cybersecurity measures (including monitoring of networks and systems, and maintenance of backup and protective systems) which are continuously reviewed and upgraded, our information technology networks and infrastructure may still be vulnerable to damage, disruptions, or shutdowns due to attack by hackers or breaches, employee error or malfeasance, data leakage, power outages, computer viruses and malware, telecommunication or utility failures, systems failures, natural disasters, or other catastrophic events. Any such events could result in legal claims or proceedings, liability or penalties under privacy or other laws, disruption in operations, and damage to our reputation, which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

In addition, some of our technology networks and systems are managed by third-party service providers (including cloud-service providers) for a variety of reasons, and such providers also may have access to proprietary business information and customer and employee data, and may have access to confidential information on the conduct of our business. Like us, these third-party providers are subject to risks imposed by data breaches and disruptions to their technology infrastructure. A cyber-attack could defeat one or more of our third-party service providers’ security measures, allowing an attacker access to proprietary information from our company including our employees’, customers’ and suppliers’ data. Any such security breach or disruption to our third-party service providers could result in a disruption in operations and damage to our reputation and liability claims, which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Because international shipping companies often generate most or all of their revenue in U.S. dollars, but incur a portion of their expenses in other currencies, exchange rate fluctuations could cause us to suffer exchange rate losses, thereby increasing expenses and reducing income.

We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are predominantly U.S. dollar-denominated. The U.S. dollar is our functional currency and the functional currency of nearly all our subsidiaries and joint ventures. Transactions in currencies other than the functional currency are translated at the exchange rate on the transaction date and the relevant payment is translated on the payment date, with the difference being reported in the income statement as an exchange gain or loss. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase, decreasing our earnings. A greater percentage of our transactions and expenses in the future may be denominated in currencies other than the U.S. dollar. Assets and liabilities denominated in currencies different from the functional currency are translated into the functional currency for the preparation of the statements of financial position at the exchange rate prevailing on the statements of financial position date. Differences in exchange rates between statements of financial position dates may lead to gains or losses being reported in the income statement. Extraordinary transactions, and the translation of the financial statements of our subsidiaries whose functional currencies are not the U.S. dollar for purposes of preparing our consolidated accounts, may follow different translation procedures. The determination of the functional currency of a company is based on various factors and a company’s functional currency may change depending on its circumstances. As part of our overall risk management policy, we may attempt to hedge these risks in exchange rate fluctuations from time to time. We may not always be successful in such hedging activities and, as a result, our operating results could suffer as a result of losses incurred as a result of un-hedged exchange rate fluctuations. We may enter into derivative contracts to hedge our overall exposure to exchange rate risk. Entering into swaps and other derivatives transactions is inherently risky and presents various possibilities for incurring significant expenses. The derivatives strategies that we may employ may not be successful or effective, and we could, as a result, incur substantial additional exchange rate costs.

If we are unable to operate our financial and operations systems effectively or to recruit suitable employees as we expand our Fleet, our performance may be adversely affected.

Our current financial and operating systems may not be adequate as we implement our plan to expand the size of our Fleet, and our attempts to improve those systems may be ineffective. If our current financial and operating systems infrastructure is unable to manage the additional volume of our operations as our business grows, our operating efficiency could decline. If we fail to hire and retain qualified personnel to implement, protect and maintain our financial and operating systems or if we fail to upgrade our systems to meet our customers’ demands we may experience a disruption in operations and damage to our reputation, which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

In addition, as we expand our Fleet, we or our third-party technical managers may have to recruit suitable additional seafarers or shore-based administrative and management personnel. We cannot assure you that we or our third-party technical managers will be able to continue to hire suitable employees as we expand our Fleet.

We need to maintain our relationships with local shipping agents.

Our drybulk carrier and tankers businesses are dependent upon our relationships with local shipping agents operating in the ports where our customers ship and load their products. We believe our local shipping agent relationships will remain critical to our success in the future and the loss of one or more of which could materially and negatively impact our ability to retain and service our customers. We cannot be certain that we will be able to maintain and expand our existing local shipping agent relationships or enter into new local shipping agent relationships, or that new or renewed local shipping agent relationships will be available on commercially reasonable terms. If we are unable to maintain and expand our existing local shipping agent relationships, renew existing local shipping agent relationships, or enter into new local shipping agent relationships, we may lose customers or cause delays in the ports in which we operate, which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Prolonged disruption or slowdown in the loading and unloading of our vessels could affect our ability to operate our vessels in a timely manner and may result in a loss of revenue.

We rely on third parties for the loading and unloading process of our vessels at ports. A disruption in loading and unloading logistics could disrupt our ability to operate our vessels in a timely manner. Significant disruptions or slowdowns could result in a loss of revenue which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

If we acquire and / or operate secondhand vessels, we could be exposed to increased operating costs which could adversely affect our earnings and, as our Fleet ages, the risks associated with older vessels could adversely affect our ability to obtain profitable charters.

Although none of the vessels in our Fleet are secondhand vessels, we may acquire and / or operate secondhand vessels in the future. While we expect that we would typically inspect secondhand vessels prior to acquisition, this does not provide us with the same knowledge about their condition that we would have had if these vessels had been built for and operated exclusively by us and therefore we cannot assure you that the quality of any secondhand vessels that we buy will be acceptable. Generally, purchasers of secondhand vessels do not receive the benefit of warranties from the builders for the secondhand vessels that they acquire. We cannot assure you that, if we acquire and operate second hand vessels in the future, as our secondhand vessels age, market conditions will justify expenditures or enable us to operate our secondhand vessels profitably during the remainder of their useful lives.

Technological innovation could reduce our charter hire income and the value of our vessels.

The charter hire rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to carry a variety of cargoes, enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. If new drybulk carriers or tankers are built that are more efficient or more flexible or have longer physical lives than our vessels, competition from these more technologically advanced vessels could adversely affect the amount of charter hire payments we receive for our vessels once their initial charters expire and the resale value of our vessels could significantly decrease. As a result, our business, financial condition, cash flows and results of operations could be materially adversely affected.

Newbuilding projects are subject to risks that could cause delays, cost overruns or cancellation of our newbuilding contracts.

We have and may in the future enter into or acquire newbuilding contracts for drybulk carriers or tankers, including our resale agreements relating to the construction of two new drybulk carriers. See “Item 5. Management’s Discussion and Analysis – Liquidity and Capital Resources – Capital Expenditures”. Construction projects are subject to risks of delay or cost overruns inherent in any large construction project from numerous factors, including shortages of equipment, materials or skilled labor, unscheduled delays in the delivery of ordered materials and equipment or shipyard construction, failure of equipment to meet quality and/or performance standards, financial or operating difficulties experienced by equipment vendors or the shipyard, unanticipated actual or purported change orders, inability to obtain required permits or approvals, unanticipated cost increases between order and delivery, design or engineering changes and work stoppages and other labor disputes, adverse weather conditions or any other events of force majeure. Significant cost overruns or delays could have a material adverse effect on our business, financial condition, cash flows and results of operations. Additionally, failure to complete a project on time may result in the delay of revenue from that vessel.

We have and may in the future contract with a trading house or a shipyard for the construction of a newbuilding. In the event the seller or the shipyard does not perform under its contract and we are unable to enforce the refund guarantee with a third-party bank for any reason, or we have not obtained such a guarantee, we may lose all or part of our investment, which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

We currently bank with a limited number of financial institutions, which subjects us to credit risk.

We currently bank with a limited number of financial institutions. An event of default by any of these financial institutions could have a material adverse effect on our business, financial condition, cash flows and results of operations. In addition, our financial institutions are subject to internal and regulatory compliance protocols, which may delay access to our accounts. Such a delay could impact our ability to consummate transactions and operate our business, which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Risks Relating to Our Ordinary Shares

There may not be a liquid market for the Grindrod Shipping ordinary shares.

Grindrod Shipping’s ordinary shares are listed on the NASDAQ in the United States and quoted on the main board of the JSE in South Africa. There can be no assurance as to the liquidity of those markets for the Grindrod Shipping ordinary shares or the price at which the Grindrod Shipping ordinary shares may trade. The liquidity and the market for the Grindrod Shipping ordinary shares may be affected by a number of factors including variations in exchange and interest rates, the deterioration and volatility of the markets for similar securities, and/or any changes in Grindrod Shipping’s liquidity, financial condition, creditworthiness, results and profitability and future prospects. In addition, our shareholder base consists primarily of South African residents who, subject to certain allowances in terms of the Exchange Control Regulations in South Africa, will generally be required to hold their ordinary shares on the JSE, and therefore the liquidity of the ordinary shares on the NASDAQ may be adversely impacted. In addition, in connection with the Spin-Off, we entered into lock-up agreements with two of our shareholders pursuant to which they generally agreed, subject to certain exceptions, not to offer or sell any ordinary shares. One lock-up agreement expired in December 2018 and the other lock-up agreement, which is with our largest shareholder, will expire in June 2019. The expiration of these lock-up agreements and the ability of these and other shareholders to sell their ordinary shares in the market could have a material adverse effect on the trading price of our ordinary shares. Furthermore, ordinary shares owned by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, will be subject to certain restrictions on transfer under the U.S. securities laws. Affiliates will only be permitted to sell their shares pursuant to a valid exemption from the registration requirements of the Securities Act or pursuant to an effective registration statement, which may impact the liquidity of the ordinary shares.

The Grindrod Shipping ordinary shares will be traded on more than one stock exchange and this may result in price variations between the markets.

The Grindrod Shipping ordinary shares are listed on each of NASDAQ and the JSE. Trading in the Grindrod Shipping ordinary shares therefore takes place in different currencies (U.S. dollars on the NASDAQ and South African Rand on the JSE), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and South Africa). The trading prices of the Grindrod Shipping ordinary shares on these two markets may differ as a result of these, or other, factors. Any decrease in the price of Grindrod Shipping’s ordinary shares on either of these markets could cause a decrease in the trading prices of Grindrod Shipping’s ordinary shares on the other market.

If securities or industry analysts do not publish research or reports about Grindrod Shipping’s business, or publish negative reports about its business, Grindrod Shipping’s ordinary share price and trading volume could decline.

The trading market for Grindrod Shipping ordinary shares depends, in part, upon the research and reports that securities or industry analysts publish about Grindrod Shipping or its businesses. If securities or industry analysts do not cover Grindrod Shipping, it could lose visibility in the financial markets, which could cause its share price or trading volume to decline.

Grindrod Shipping may not have sufficient distributable profits to pay dividends or otherwise distribute cash or assets to shareholders.

Under Singapore law and Grindrod Shipping’s constitution, dividends, whether in cash or in specie, must be paid out of Grindrod Shipping’s profits available for distribution. Grindrod Shipping has no immediate plans to pay a cash dividend. See “Item 8. Financial Information—Dividend Policy and Dividend Distributions”. As a holding company, Grindrod Shipping will earn distributable profits when it receives dividends and since Grindrod Shipping is a new company that has not received any dividends, it currently does not have distributable profits from which dividends may be declared. The availability of distributable profits is assessed on the basis of Grindrod Shipping’s standalone unconsolidated accounts, which are based upon IFRS. There is no assurance that Grindrod Shipping will not incur losses, that it will become profitable, or that it will have sufficient distributable income that might be distributed to its shareholders as a dividend or other distribution in the foreseeable future. Therefore, Grindrod Shipping will be unable to pay dividends to its shareholders unless and until it has generated sufficient distributable reserves. Accordingly, it may not be legally permissible for Grindrod Shipping to pay dividends to its shareholders.

Notwithstanding that sufficient profits may be available for distribution, there are other conditions which may limit Grindrod Shipping’s ability to pay dividends. Grindrod Shipping’s board of directors may, without the approval of the shareholders under Singapore law, declare interim dividends during a fiscal year and any final dividends declared by Grindrod Shipping’s board of directors after the close of a fiscal year must be approved by shareholders at a general meeting. As such, any determination to pay dividends will be at the discretion of Grindrod Shipping’s board of directors, which may exercise its discretion to retain Grindrod Shipping’s future earnings for use in the development of Grindrod Shipping’s business, in reducing Grindrod Shipping’s indebtedness and for general corporate purposes. As a result, it is possible that only an appreciation of the price of our ordinary shares, if any, will provide a return to investors in our ordinary shares for the foreseeable future. Such potential appreciation is uncertain and unpredictable.

In addition, under Singapore law, it is possible to effect a capital reduction exercise to return cash and/or assets to shareholders by way of shareholder approval if Grindrod Shipping meets the relevant solvency requirements, which will be attested to by Grindrod Shipping’s board of directors. The completion of the capital reduction exercise will depend on whether Grindrod Shipping’s directors can execute a solvency statement, as well as whether there are any creditor objections raised. A reduction of capital is also possible by way of a shareholder approval if approved by an order of the court.

Any dividend payments on the Grindrod Shipping ordinary shares would be declared in U.S. dollars, and any shareholder whose principal currency is not the U.S. dollar would be subject to risks of exchange rate fluctuations.

The Grindrod Shipping ordinary shares are, and any cash dividends or other distributions to be declared in respect of them, if any, will be denominated in U.S. dollars. Shareholders whose principal currency is not the U.S. dollar will be exposed to foreign currency exchange rate risk. Any depreciation of the U.S. dollar in relation to such foreign currency will reduce the value of such shareholders’ ordinary shares and any appreciation of the U.S. dollar will increase the value in foreign currency terms. In addition, Grindrod Shipping will not offer its shareholders the option to elect to receive dividends, if any, in any other currency. Consequently, shareholders may be required to arrange their own foreign currency exchange, either through a brokerage house or otherwise, which could incur additional commissions or expenses.

Grindrod Shipping is a Singapore company, and because the rights of shareholders under Singapore law differ from those under U.S. law, you may have difficulty in protecting your shareholder rights or enforcing any judgment obtained in the United States against Grindrod Shipping or its affiliates.

Grindrod Shipping’s corporate affairs are governed by its constitution and by the applicable laws governing corporations incorporated in Singapore. The rights of Grindrod Shipping shareholders and the responsibilities of members of its board of directors under Singapore law are different from those applicable to a corporation incorporated in the United States and, therefore, Grindrod Shipping shareholders may have more difficulty protecting their interests in connection with actions by the management or members of the board of directors than they would as shareholders of a corporation incorporated in the United States.

All of Grindrod Shipping’s directors and senior management reside outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon Grindrod Shipping or any of these persons or to enforce in the United States any judgment obtained in the U.S. courts against Grindrod Shipping or any of these persons, including judgments based upon the civil liability provisions of the U.S. federal securities laws or the laws of any state or territory of the United States.

There is no treaty between the United States and Singapore providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters and a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the federal securities laws, would, therefore, not be automatically enforceable in Singapore. It is not clear whether a Singapore court may impose civil liability on Grindrod Shipping or Grindrod Shipping’s directors and officers in a suit brought in the Singapore courts against Grindrod Shipping or such persons with respect to a violation solely of the federal securities laws of the United States.

In addition, only registered shareholders reflected in the register of members are recognized under Singapore law as shareholders of a company. As a result, only registered shareholders have legal standing to institute shareholder actions or otherwise seek to enforce their rights as shareholders. Holders of dematerialised interests in Grindrod Shipping’s shares will be required to be registered shareholders as reflected in Grindrod Shipping’s register of members in order to institute or enforce any legal proceedings or claims as shareholders against Grindrod Shipping, its directors or its officers in the Singapore courts. Holders of dematerialised interests in the ordinary shares may become registered shareholders by exchanging their dematerialised interests in our ordinary shares for certificated shares and being registered in our register of members. The administrative process of becoming a registered holder could result in delays prejudicial to any legal proceedings or enforcement action. Consequently, it may be difficult for investors to enforce against Grindrod Shipping, its directors or its officers in Singapore judgments obtained in the United States which are predicated upon the civil liability provisions of the federal securities laws of the United States.

Grindrod Shipping is subject to the laws of Singapore, which differ in certain material respects from the laws of the United States.

As a company incorporated under the laws of Singapore, Grindrod Shipping is required to comply with the laws of Singapore, certain of which are capable of extraterritorial application, as well as Grindrod Shipping’s constitution. In particular, Grindrod Shipping is required to comply with certain provisions of the Securities and Futures Act, Chapter 289 of Singapore, or the Singapore Securities and Futures Act, which prohibit certain forms of market conduct and information disclosures, and impose criminal and civil penalties on corporations, directors and officers in respect of any breach of such provisions. Grindrod Shipping is also required to comply with the Singapore Code on Take-Overs and Mergers, or the Singapore Code, which specifies, among other things, certain circumstances in which a general offer is to be made upon a change in effective control, and further specifies the manner and price at which voluntary and mandatory general offers are to be made.

The laws of Singapore and of the United States differ in certain significant respects. The rights of Grindrod Shipping’s shareholders and the obligations of its directors and officers under Singapore law are different from those applicable to a company incorporated in the United States in material respects, and Grindrod Shipping’s shareholders may have more difficulty and less clarity in protecting their interests in connection with actions taken by Grindrod Shipping’s management, directors or controlling shareholders than would otherwise apply to a company incorporated in the United States. See “Item 10. Additional Information—Comparison of Shareholder Rights” for a discussion of differences between Singapore and U.S. corporation law.

In addition, the application of Singapore law, in particular, the Companies Act, Chapter 50 of Singapore, or the Singapore Companies Act, may in certain circumstances impose more restrictions on Grindrod Shipping and its shareholders, directors and officers than would otherwise be applicable to a company incorporated in the United States. For example, the Singapore Companies Act requires directors to act with a reasonable degree of diligence and, in certain circumstances, imposes criminal liability for specified contraventions of particular statutory requirements or prohibitions. In addition, pursuant to the provisions of the Singapore Companies Act, shareholders holding 10% or more of the total number of paid-up shares carrying the right of voting in general meetings may require the convening of an extraordinary general meeting of shareholders by the directors. If the directors fail to comply with such request within 21 days of the receipt thereof, shareholders holding more than 50% of the voting rights represented by the original requisitioning shareholders may proceed to convene such meeting, and Grindrod Shipping will be liable for the reasonable expenses incurred by such requisitioning shareholders. Grindrod Shipping is also required by the Singapore Companies Act to deduct corresponding amounts from fees or other remuneration payable by Grindrod Shipping to such non-complying directors.

Anti-takeover provisions under the Singapore Securities and Futures Act and the Singapore Code on Take-overs and Mergers may delay, deter or prevent a future takeover or change of control of Grindrod Shipping, which could adversely affect the price of our ordinary shares.

The Singapore Code, issued pursuant to Section 321 of the Singapore Securities and Futures Act, regulates the acquisition of ordinary shares of, inter alia, listed public companies and contains certain provisions that may delay, deter or prevent a future takeover or change of control of Grindrod Shipping. Any person acquiring an interest, either on his own or together with parties acting in concert with him or her, in 30% or more of the voting shares in Grindrod Shipping must, except with the prior consent of the Singapore Securities Industry Council, or the SIC, extend a takeover offer for the remaining voting shares in Grindrod Shipping in accordance with the provisions of the Singapore Code. Likewise, any person holding between 30% and 50% of the voting shares in Grindrod Shipping, either on his own or together with parties acting in concert with him or her, must, except with the prior consent of the SIC, make a takeover offer in accordance with the provisions of the Singapore Code if that person together with parties acting in concert with him or her acquires additional voting shares in excess of one percent of the total number of voting shares in any six-month period. Therefore, any investor seeking to acquire a significant stake in Grindrod Shipping may be deterred from doing so if, as a result, such investor would be required to conduct a takeover offer for all of Grindrod Shipping’s voting shares.

Under the Singapore Code, an offeror must treat all shareholders of the same class in an offeree company equally. A fundamental requirement is that shareholders in the company subject to the takeover offer must be given sufficient information, advice and time to consider and decide on the offer.

These provisions contained in the Singapore Code may discourage or prevent transactions that involve an actual or threatened change of control of Grindrod Shipping, and may impede or delay a takeover of Grindrod Shipping by a third party. This may adversely affect the market price of Grindrod Shipping ordinary shares and impede the ability of Grindrod Shipping’s shareholders to realize any benefits from a potential change of effective control of Grindrod Shipping.

Under Singapore law, shareholder approval is required to allow us to issue new shares which could impact our ability to raise capital or consummate acquisitions. Any issuance of new shares would dilute the percentage ownership of existing shareholders and could adversely impact the market price of the ordinary shares.

Under Singapore law, Grindrod Shipping may only issue new shares with the prior approval of its shareholders. Grindrod Shipping’s shareholders have provided approval until the conclusion of our first annual general meeting, to issue new shares (including shares to be issued for vessel purchases made while any such approval is in effect) (i) up to 25% of the number of ordinary shares outstanding immediately after the Spin-Off to potentially purchase, directly or indirectly, the vessels currently owned by our IVS Bulk Pte. Ltd. joint venture, or similar vessels if those vessels are not available for sale, and (ii) up to 20% of the number of ordinary shares outstanding immediately after the Spin-Off to purchase other vessels, which could dilute the percentage ownership of existing shareholders and negatively impact the price of the ordinary shares. At our first annual general meeting, expected to be held on May 29, 2019, we plan to seek the approval of our shareholders for issuances of ordinary shares for the foregoing purposes, and we may seek to modify the 20% approval to allow additional issuances of shares for cash and/or to acquire, directly or indirectly, other vessels, and at the same percentages, based on the number of ordinary shares outstanding as of the date of the annual general meeting. Any issuance of additional shares for any other purpose or in future years (other than shares to be issued for vessel purchases contracted for during an existing prior approval that remains in effect) will require the approval of shareholders. Because new issuances of ordinary shares are subject to shareholder approval, or in some circumstances, other regulatory approvals, if a sufficient number of shares have not been approved for issuance in any given year, we may be delayed in raising capital through equity offerings or delayed or prevented from consummating an acquisition using our ordinary shares. Assuming shareholders have approved the issuance of new shares, we may seek to raise capital in the future, including to fund acquisitions, future investments and other growth opportunities. We may, for these and other purposes, such as in connection with share incentive and share option plans (such as our forfeitable share plan, for which we have obtained shareholder approval, which also expires on the conclusion of our first annual general meeting, to issue shares provided that the aggregate number of ordinary shares that may be granted and not yet vested under the forfeitable share plan at any one time shall not exceed 5% of the number of shares in issue (excluding treasury shares) as determined in reference to the day preceding the award), issue additional ordinary shares or securities convertible into ordinary shares. At our first annual general meeting, we plan to seek the approval of our shareholders for issuances of ordinary shares under our forfeitable share plan at the same percentages, based on the number of ordinary shares in issue (excluding treasury shares) as determined in reference to the date proceeding the award. Any additional issuances of new shares could dilute the percentage ownership of our existing shareholders and could also adversely impact the market price of Grindrod Shipping’s ordinary shares. In addition, under the provisions of the Singapore Companies Act and Grindrod Shipping’s constitution, the board of directors may, with the applicable shareholder approval, issue new shares on terms and conditions and with the rights (including preferential voting rights) and restrictions as they may determine and may contain terms adverse to the ordinary shares.

The Jumpstart Our Business Startups Act of 2012, or JOBS Act, allows Grindrod Shipping to postpone the date by which it must comply with some of the laws and regulations intended to protect investors and to reduce the amount of information provided in Grindrod Shipping’s reports filed with the SEC, which could undermine investor confidence in Grindrod Shipping and adversely affect the market price of Grindrod Shipping’s ordinary shares.

For so long as Grindrod Shipping remains an “emerging growth company” as defined in the JOBS Act, it intends to take advantage of certain exemptions from various requirements that are applicable to public companies that are not emerging growth companies including:

•	the provisions of the Sarbanes-Oxley Act of 2002, as amended, or Sarbanes-Oxley Act, requiring that Grindrod Shipping’s independent registered public accounting firm provide an attestation report on the effectiveness of Grindrod Shipping’s internal control over financial reporting;

•	Section 107 of the JOBS Act, which provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. This means that an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. Grindrod Shipping currently prepares its financial statements in accordance with IFRS as issued by the IASB, which do not have separate provisions for publicly traded and private companies. However, in the event Grindrod Shipping converts to U.S. GAAP in the future while it is still an emerging growth company, Grindrod Shipping may be able to take advantage of the benefits of this extended transition period and, as a result, during the time that Grindrod Shipping delays such adoption of new or revised accounting standards Grindrod Shipping’s financial statements may not be comparable to companies that comply with all public company accounting standards; and

•	any rules that may be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report on the financial statements.

Grindrod Shipping intends to continue to take advantage of these exemptions until it is no longer an “emerging growth company”. Grindrod Shipping will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the date of its first sale of equity securities pursuant to an effective registration statement under the Securities Act, (b) in which it has total annual gross revenue of at least $1.07 billion, or (c) in which it is deemed to be a large accelerated filer, which means the market value of Grindrod Shipping ordinary shares that is held by non-affiliates exceeds $700 million as of the prior June 30, and (2) the date on which it issued more than $1.0 billion in non-convertible debt during the prior three-year period.

We cannot predict if investors will find our ordinary shares less attractive because Grindrod Shipping does and may continue to rely on these exemptions. If some investors find Grindrod Shipping ordinary shares less attractive as a result, there may be a less active trading market for the Grindrod Shipping ordinary shares, and the market price may be more volatile and may decline.

As a “foreign private issuer” Grindrod Shipping is permitted, and intends to continue, to follow certain home country corporate governance practices instead of otherwise applicable SEC and NASDAQ requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

Grindrod Shipping’s status as a foreign private issuer also exempts it from compliance with certain SEC laws and regulations and certain regulations of the NASDAQ, including the proxy rules, the short-swing profits recapture rules of Section 16 of the Exchange Act of 1934, as amended, or the Exchange Act, certain rules relating to disclosure regarding executive compensation, and certain governance requirements such as independent director oversight of the nomination of directors and executive compensation. In addition, we are not required under the Exchange Act to file current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act and we are generally exempt from filing quarterly reports with the SEC. As a foreign private issuer, Grindrod Shipping is required to file (i) its annual financial statements on Form 20-F within four months of the end of each fiscal year so long as it is subject to the reporting requirements of Section 13(a) or Section 15(d) of the Exchange Act and (ii) furnish on Form 6-K an interim statement of financial position and income statement as of the end of its second fiscal quarter within six months of the end of the second quarter so long as it is listed on NASDAQ. We may also consider furnishing quarterly financial information on Form 6-K to the SEC, although there can be no assurance as to the timing or adoption of the reporting of such quarterly financial information. Further, the information Grindrod Shipping files or furnishes will not be the same as the information that is required in annual and quarterly reports on Form 10-K or Form 10-Q for U.S. domestic issuers. Furthermore, as a foreign private issuer, Grindrod Shipping is also not subject to the requirements of Regulation Fair Disclosure, or Regulation FD, promulgated under the Exchange Act, which restricts the selective disclosure of material information.

These exemptions and leniencies reduce the frequency and scope of information and protections to which you are otherwise entitled as an investor.

Grindrod Shipping may lose its foreign private issuer status, which would then require it to comply with the Exchange Act’s domestic reporting regime and cause Grindrod Shipping to incur additional legal, accounting and other expenses.

Grindrod Shipping is required to determine its status as a foreign private issuer on an annual basis at the end of its second fiscal quarter. In order to maintain its current status as a foreign private issuer, either (1) a majority of Grindrod Shipping ordinary shares must be either directly or indirectly owned of record by non-residents of the United States or (2) (a) a majority of Grindrod Shipping’s executive officers or directors must not be U.S. citizens or residents, (b) more than 50 percent of Grindrod Shipping’s assets cannot be located in the United States and (c) Grindrod Shipping’s business must be administered principally outside the United States. If Grindrod Shipping loses this status, it would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. Grindrod Shipping may also be required to make changes in its corporate governance practices in accordance with various SEC rules and the NASDAQ listing standards. Further, Grindrod Shipping would be required to comply with U.S. GAAP, as opposed to IFRS, in the preparation and issuance of its financial statements for historical and current periods. The regulatory and compliance costs to Grindrod Shipping under U.S. securities laws if it is required to comply with the reporting requirements applicable to a U.S. domestic issuer may be higher than the cost it would incur as a foreign private issuer. As a result, Grindrod Shipping expects that a loss of foreign private issuer status would increase its legal and financial compliance costs.

If Grindrod Shipping fails to establish and maintain proper internal controls, its ability to produce accurate financial statements or comply with applicable regulations could be impaired.

Section 404(a) of the Sarbanes-Oxley Act requires that, beginning with Grindrod Shipping’s annual report for the fiscal year ending December 31, 2019, Grindrod Shipping’s management assess and report annually on the effectiveness of its internal controls over financial reporting and identify any material weaknesses in its internal controls over financial reporting. Although Section 404(b) of the Sarbanes-Oxley Act requires Grindrod Shipping’s independent registered public accounting firm to issue an annual report that addresses the effectiveness of our internal controls over financial reporting, Grindrod Shipping has opted to rely on the exemptions provided to it by virtue of being an “emerging growth company”, and consequently we will not be required to comply with SEC rules that implement Section 404(b) of the Sarbanes-Oxley Act until we are no longer an “emerging growth company”.

In order to maintain and improve the effectiveness of its disclosure controls and procedures and internal controls over financial reporting, Grindrod Shipping is expending significant resources and providing significant management oversight. Grindrod Shipping is in the process of reviewing and improving its internal controls over financial reporting for compliance with Section 404(a) of the Sarbanes-Oxley Act, has engaged external temporary resources to assist management with this assessment, and may be required to hire new accounting personnel and engage external resources to implement and maintain such controls going forward. Implementing any appropriate changes to internal controls may require specific compliance training of Grindrod Shipping’s directors and employees, entail substantial costs in order to modify its existing accounting systems, take a significant period of time to complete and divert management’s attention from other business concerns. These changes may not, however, be effective in maintaining the adequacy of Grindrod Shipping’s internal controls.

If either Grindrod Shipping is unable to conclude that it has effective internal controls over financial reporting or, if required, Grindrod Shipping’s independent auditors are unwilling or unable to provide it with an unqualified report on the effectiveness of its internal controls over financial reporting as required by Section 404(b) of the Sarbanes-Oxley Act, investors may lose confidence in Grindrod Shipping’s operating results, the price of the Grindrod Shipping ordinary shares could decline and Grindrod Shipping may be subject to litigation or regulatory enforcement actions.

Grindrod Shipping has incurred and will continue to incur significant increased costs as a result of operating as a company whose ordinary shares are publicly traded in the United States, and its management is required to devote substantial time to compliance initiatives.

As a company whose ordinary shares are publicly traded in the United States, Grindrod Shipping incurs significant legal, accounting, insurance and other expenses that it had not incurred prior to the Spin-Off. In addition, the Sarbanes-Oxley Act, Dodd-Frank Wall Street Reform and Consumer Protection Act and related rules implemented by the SEC, have imposed various requirements on public companies including requiring establishment and maintenance of effective disclosure and internal controls. Grindrod Shipping’s management and other personnel devote a substantial amount of time to these compliance initiatives, and Grindrod Shipping may need to add additional personnel to continue to enhance its internal compliance infrastructure. Moreover, these rules and regulations have increased Grindrod Shipping’s legal and financial compliance costs and make some activities more time-consuming and costly. These laws and regulations could also make it more difficult and expensive for Grindrod Shipping to attract and retain qualified persons to serve on the board of directors, board committees or as senior management. Furthermore, if Grindrod Shipping is unable to satisfy its obligations as a public company in the United States, it could be subject to delisting of the ordinary shares, fines, sanctions and other regulatory action and potentially civil litigation.

Risks Related to the Spin-Off From Former Parent

Former Parent’s historical performance may not be representative of Grindrod Shipping’s performance as a separate company.

Grindrod Shipping’s audited consolidated and combined financial statements presented in this annual report represent the combined financial statements of GSPL and GSSA prior to June 18, 2018 and the consolidated financial statements of the company as a separate publicly traded company on and subsequent to June 18, 2018 following the Spin-Off. In addition, for periods prior to January 1, 2018 the financial statements include components of Former Parent’s shipping business which were not transferred to us in the Spin-Off and therefore those businesses are not part of our results of operations for periods following the disposal on January 1, 2018, however, the proceeds from these sales remained with us. Accordingly, the Grindrod Shipping audited consolidated and combined financial statements do not necessarily reflect what Grindrod Shipping’s financial condition, results of operations and cash flows would have been had it been a separate, stand-alone entity during the financial periods prior to the Spin-Off. Former Parent did not account for Grindrod Shipping, and Grindrod Shipping was not operated, as a single, stand-alone entity for the financial periods prior to the Spin-Off. Please refer to “Item 5. Operating and Financial Review and Prospects” and “Item 18. Financial Statements—Audited Consolidated and Combined Financial Statements” and the notes to those statements included elsewhere in this annual report.

While we have some ability to seek a claim against Former Parent for certain liabilities relating to the Spin-Off or otherwise attributable to Former Parent’s businesses, available remedies may be limited.

Although Grindrod Shipping may be able to seek a claim against Former Parent in connection with the Spin-Off or Former Parent’s operation of GSPL and GSSA prior to the Spin-Off, Former Parent is not obligated to indemnify Grindrod Shipping for any claims made against us that are properly attributable to Former Parent and is entitled to assert certain defenses to such a claim by agreement and applicable law. As such, there can be no assurance that such a claim would succeed. Any liabilities relating to such claims may be significant and could negatively impact Grindrod Shipping’s business. Even if Grindrod Shipping ultimately succeeds in recovering from Former Parent any amounts for which Grindrod Shipping is held liable, it may be temporarily required to bear these losses itself. Each of these risks could negatively affect Grindrod Shipping’s business, financial condition, cash flows and results of operations. See “Item 10. Additional Information—Material Contracts—Contracts Relating to the Spin-Off”.

After the Spin-Off, certain of Grindrod Shipping’s executive officers and directors may have actual or potential conflicts of interest because of their current or former positions in Former Parent or their ownership of Former Parent equity.

Certain of Grindrod Shipping’s executive officers and directors are also former directors, officers or employees of Former Parent and thus have professional relationships with Former Parent’s executive officers and directors. In addition, two members of our board of directors are members of Former Parent’s board of directors and our alternate director is a director and the Chief Executive Officer of Former Parent. In addition, certain of our executive officers and directors have a financial interest in Former Parent as a result of their beneficial ownership of Former Parent’s equity. These relationships and financial interests may create, or may create the appearance of, conflicts of interest when these directors and executive officers face decisions that could have different implications for Former Parent than for Grindrod Shipping.

The ongoing costs of the Spin-Off may continue to be greater than expected.

Grindrod Shipping has incurred and will continue to incur significant costs in connection with the transition to being a stand-alone public company that relate primarily to accounting, tax, legal and other professional costs; cost of our new employee share scheme; recruiting costs associated with hiring senior management personnel; and costs to separate information systems. These costs may be greater than anticipated and could have a material adverse effect on Grindrod Shipping’s business, financial condition, cash flows and results of operations.

As Grindrod Shipping builds its stand-alone information technology infrastructure and transitions its data to its own systems, it could incur substantial additional costs and experience business interruptions.

Grindrod Shipping continues to install and implement its stand-alone information technology infrastructure to support its critical business functions, including accounting and reporting, inventory control and distribution. Grindrod Shipping may incur interruptions in business operations if it cannot transition effectively from Former Parent’s existing transactional and operational systems and data centers. Grindrod Shipping may not be successful in implementing new systems and transitioning data, and it may incur substantially higher costs for implementation than currently anticipated. Operational interruptions that result from the implementation of these new systems and replacement of Former Parent’s information technology services, or our failure to implement the new systems and replace Former Parent’s services successfully or on the anticipated timetable contemplated for such transition, could significantly increase the anticipated costs associated with the transition, disrupt Grindrod Shipping’s business and could have a material adverse effect on its business, financial condition, cash flows and results of operations. In addition, if Grindrod Shipping is unable to replicate or transition certain systems, its ability to comply with regulatory requirements could be impaired.

Tax Risks

We may have to pay tax on U.S. source income, which would reduce our earnings.

Under the Internal Revenue Code of 1986, as amended, or the Code, 50% of the gross income derived by a non-U.S. corporation from, or in connection with, the use (or hiring or leasing for use) of a vessel, or the performance of services directly related to the use of a vessel that is attributable to transportation that either begins or ends, but that does not both begin and end, in the United States is characterized as U.S. source international transportation income. U.S. source international transportation income generally is subject to a 4% U.S. federal income tax without allowance for deduction or, if such U.S. source international transportation income is effectively connected with the conduct of a trade or business in the United States, or Effectively Connected Income, U.S. federal corporate income tax (imposed at a 21% rate) as well as a branch profits tax (presently imposed at a 30% rate on effectively connected earnings), unless the non-U.S. corporation qualifies for the statutory exemption from tax under Section 883 of the Code, or the Section 883 Exemption. The Section 883 Exemption applies separately to us and each of our subsidiaries that is treated as a corporation for U.S. federal income tax purposes and earns U.S. source international transportation income (which we refer to below as our “applicable subsidiaries”).

It is uncertain whether we will qualify for the Section 883 Exemption for any taxable year. If we qualify for the Section 883 Exemption for a taxable year, then we expect that each of our applicable subsidiaries that is more than 50%-owned (by value) by us for at least half of the number of days in such taxable year would also qualify for the Section 883 Exemption for such taxable year. We believe that we will qualify for the Section 883 Exemption if (i) our ordinary shares satisfy certain listing and trading volume requirements and (ii) less than 50% of our ordinary shares are owned, actually or constructively under specified share attribution rules, on more than half the number of days in the relevant taxable year, by persons who each own 5% or more of our ordinary shares, or 5% shareholders. However, we expect that one or more 5% shareholders may own 50% or more of our ordinary shares for more than half of the number of days during our current taxable year and/or future taxable years. In this case, we would not be eligible for the Section 883 Exemption unless we can establish that a sufficient proportion of such 5% shareholders are “qualified shareholders” for purposes of the Section 883 Exemption so as to preclude other persons who are 5% shareholders from owning 50% or more of our ordinary shares for more than half the days during the relevant taxable year. We would be required to satisfy certain substantiation requirements regarding the identity of any 5% shareholders that are “qualified shareholders”, and these substantiation requirements are onerous and there is no assurance that we would be able to satisfy them. In particular, we would be required to obtain certifications of “qualified shareholder” status from any 5% shareholders that we rely upon for this purpose, which our 5% shareholders may not be willing or able to provide. Given the factual nature of the issues involved and the practical uncertainties, we can give no assurances as to our or our applicable subsidiaries’ qualification for the exemption from tax under Section 883 of the Code for any taxable year. Furthermore, our board of directors could determine that it is in our best interests to take an action that would result in our and our applicable subsidiaries not being able to qualify for the exemption from tax under Section 883 of the Code in the future. Even if we qualify for the Section 883 Exemption for a taxable year, our applicable subsidiaries that are not more than 50%-owned (by value) by us for at least half of the number of days in such taxable year may not qualify for the Section 883 Exemption. There can be no assurance that we or any of our applicable subsidiaries will qualify for the Section 883 Exemption for any taxable year.

If we or our subsidiaries were not entitled to the Section 883 Exemption for any taxable year, we and our subsidiaries generally would be subject to a 4% U.S. federal income tax with respect to our and our subsidiaries’ gross U.S. source international transportation income or, if such U.S. source international transportation income were Effectively Connected Income, U.S. federal corporate income tax as well as a branch profits tax for any such taxable year or years. Our and our subsidiaries’ failure to qualify for the Section 883 Exemption could have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders. Please see the discussion under “Item 10. Additional Information—Taxation—Material U.S. Federal Income Tax Considerations—Taxation of Operating Income”.

U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. shareholders.

In general, a non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes, for any taxable year, if, taking into account certain look-through rules, at least 75% of its gross income for such taxable year consists of certain types of “passive income,” or at least 50% of the average value of the entity’s assets during such taxable year produce or are held for the production of those types of “passive income”. For purposes of these tests, “passive income” generally includes dividends, interest, capital gains and rents derived other than in the active conduct of rental business. For purposes of these tests, income earned from the performance of services would not constitute “passive income”. By contrast, rental income generally would constitute “passive income” unless it were treated as derived in the active conduct of a trade or business under applicable rules.

U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC, as well as additional U.S. federal income tax filing obligations.

Based on our current and projected income, assets and methods of operation, we believe that we should not be treated as a PFIC with respect to our current taxable year and we expect that we should not become a PFIC for the foreseeable future. In this regard, we expect that substantially all of the vessels in our Fleet will be engaged in time or voyage chartering activities and we intend to treat our income from those activities as non-passive income, and the vessels engaged in those activities as non-passive assets, for PFIC purposes.

There is a significant amount of legal authority consisting of the Code, legislative history, and U.S. Internal Revenue Service, or IRS, pronouncements and administrative rulings supporting our position that the income derived from time charters and voyage charters constitutes services income (rather than rental income) for other tax purposes. There is, however, no direct legal authority under the PFIC rules addressing whether income from time chartering activities is services income or rental income. Moreover, it should be noted that there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. Accordingly, no assurance can be given that the IRS or a court of law will accept our position and there is a risk that the IRS or a court of law could determine that we are a PFIC. In addition, no assurance can be given as to our current and future PFIC status, because such status requires an annual factual determination based upon the composition of our income and assets for the entire taxable year. In particular, because the total value of our assets for purposes of the asset test described above will generally be calculated using the market price of our ordinary shares, our PFIC status may depend in large part on the market price of our ordinary shares. Accordingly, fluctuations in the market price of the ordinary shares may cause us to become a PFIC. In addition, the composition of our income and assets will be affected by how, and how quickly, we use the cash generated by our business operations and any net proceeds that we receive from any future financing or capital transactions. The PFIC determination also depends on the application of complex U.S. federal income tax rules concerning the classification of our assets and income for this purpose, and these rules are uncertain in some respects. Further, the PFIC determination is made annually and our circumstances or the nature of our operations may change. Accordingly, there can be no assurance that we will not be classified as a PFIC for the current taxable year or any future taxable year, and no ruling from the IRS or opinion of counsel has been issued or has been or will be sought with respect to our potential status as a PFIC.

If the IRS were to determine that we are a PFIC for any taxable year in which a U.S. shareholder owned our ordinary shares, the U.S. shareholder generally would be subject to special tax rules resulting in increased tax liability with respect to any “excess distribution” the U.S. shareholder receives on, and any gain the U.S. shareholder realizes from a sale or other disposition (including a pledge) of, our ordinary shares, unless a “mark-to-market” election is available and a U.S. shareholder makes such election with respect to the ordinary shares. In addition, if we were treated as a PFIC for any taxable year in which a U.S. shareholder owned our ordinary shares, the U.S. shareholder would be required to file IRS Form 8621 with the U.S. shareholder’s U.S. federal income tax return for each year to report the U.S. shareholder’s ownership of such ordinary shares. Please see the discussion under “Item 10. Additional Information—Taxation—Material U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—PFIC Status and Significant Tax Consequences”.

We may be subject to taxes, which may reduce our cash available for distribution to our shareholders.

We, our subsidiaries and our joint ventures may be subject to tax in the jurisdictions in which we are organized or operate, reducing the amount of cash available for distribution. In computing our tax obligation in these jurisdictions, we are required to take various tax accounting and reporting positions on matters that are not entirely free from doubt and for which we have not received rulings from the governing authorities. We cannot assure you that upon review of these positions the applicable authorities will agree with our positions. A successful challenge by a tax authority could result in additional tax imposed on us or our subsidiaries, further reducing the cash available for distribution. In addition, changes in our operations or ownership could result in additional tax being imposed on us or our subsidiaries in jurisdictions in which operations are conducted.

Our wholly owned subsidiary, GSPL, is incorporated under the laws of Singapore and has been accepted under the Singapore Approved International Shipping Enterprise Scheme, or the Singapore AIS Scheme, pursuant to which it has the benefit of various tax exemptions in Singapore. In particular, qualifying income, including income from the operation of foreign-flagged vessels plying in international waters, would be tax exempt in Singapore. Other benefits under the Singapore AIS Scheme include the automatic withholding tax exemption on qualifying payments made in respect of qualifying loans entered into on or before May 31, 2021 to finance the purchase or construction of Singapore-flagged and foreign-flagged vessels, subject to conditions. The Singapore AIS Scheme is awarded for an initial period of 10 years, subject to an interim review of compliance after five years, and may be extended at the end of the term. GSPL’s initial Singapore AIS Scheme expired in 2014 and has been renewed through 2024 subject to compliance with specified conditions. There is no assurance that for any subsequent renewal we will be able to meet the qualifying conditions for the Singapore AIS Scheme at the time of renewal, that the Maritime and Port Authority of Singapore will grant us such approval, or that the Singapore AIS Scheme will continue to be available under Singapore laws. In the event that our award of the Singapore AIS Scheme is not renewed, we will no longer enjoy the tax exemptions described above, and unless we are able to utilize other similar tax exemption initiatives in the future, whether in Singapore or otherwise, our income may be subject to Singapore corporate income tax. As such, our business, financial condition, results of operations and prospects may be materially and adversely affected if our acceptance under the Singapore AIS Scheme is revoked, suspended, not renewed or otherwise terminated.

Grindrod Shipping shareholders may be subject to Singapore taxes.

Singapore tax law may differ from the tax laws of other jurisdictions, including the United States. Gains from the sale of Grindrod Shipping ordinary shares by a person not tax resident in Singapore may be taxable in Singapore if such gains are considered as being part of the profits of any business carried on in Singapore. For additional information, see “Item 10. Additional Information—Taxation—Singapore Tax Considerations” in this annual report. You should consult your tax advisors concerning the overall tax consequences of acquiring, owning or selling the Grindrod Shipping ordinary shares.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Grindrod Shipping is the holding company which acquired the international drybulk and tanker shipping group of Former Parent, whose origins date back to the formation of a shipping and related business in 1910 by Captain John Edward Grindrod. Grindrod Shipping was incorporated as a private company, Grindrod Shipping Holdings Pte. Ltd., in Singapore on November 2, 2017 under the Singapore Companies Act. With effect from April 25, 2018, Grindrod Shipping Holdings Pte. Ltd. was converted from a private company to a public company incorporated in accordance with the laws of Singapore and it changed its name to Grindrod Shipping Holdings Ltd.

Former Parent was involved in various sectors of the shipping and transport industry for more than 100 years. The drybulk business in its current form under the IVS brand dates back to 1976 and was acquired by Former Parent in 1999. The modern day tankers business under the Unicorn brand dates back to 1973 when Former Parent acquired a tanker of approximately 20,000 dwt.

In connection with the Spin-Off, Former Parent made a pro rata distribution to all of Former Parent’s ordinary shareholders who received Grindrod Shipping ordinary shares, with shareholders of Grindrod Shipping holding Grindrod Shipping ordinary shares in the same proportion as they held their Former Parent ordinary shares immediately prior to the consummation of the Spin-Off.

Our principal executive offices are located at #03-01 Southpoint, 200 Cantonment Road, Singapore, 089763 and our telephone number at that location is +65 6323 0048.

From time to time, we have sold vessels in the ordinary course. For a discussion of our principal capital expenditures, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources”.

B.	Business Overview

We are an international shipping company that owns, charters-in and operates a fleet of drybulk carriers and tankers. We own some of our vessels directly and some of our vessels in joint venture arrangements.

We operate two businesses primarily in: the drybulk carriers business, which is further divided into handysize, supramax/ultramax, and other operating segments; and the tankers business, which is further divided into medium range tankers, small tankers, and other operating segments. Activities that do not relate to these business segments are accumulated in an “unallocated” segment. Our business also included a container business held through OACL and a bunker business held through Unicorn Bunker, both of which were sold in the first quarter of 2018. See “Item 5. Operating and Financial Review and Prospects—The Spin-Off”.

In the drybulk business we are primarily focused on the handysize and supramax/ultramax segments. We have 18 handysize drybulk carriers and 12 supramax/ultramax drybulk carriers in our Fleet with sizes ranging from 28,240 dwt to 60,490 dwt. Our drybulk carriers transport a broad range of major and minor bulk and breakbulk commodities, including ores, coal, grains, forestry products, steel products and fertilizers, along worldwide shipping routes, and are currently employed in pools of similarly sized vessels or in the spot market.

In the tankers business we are focused on the medium range tanker segment and also operate in the small tanker segment. We have seven medium range tankers and three small tankers in our Fleet with sizes ranging from 16,480 dwt to 51,570 dwt. Our tankers carry petroleum products, which include both clean products, such as petrol, diesel, jet fuel and naptha, and dirty products, such as heavy fuel oil. Our tankers do not carry crude oil. Our tankers are also classed to carry low hazard chemical products, which include liquid bulk vegetable oils. Our tankers are currently employed in pools of similarly sized vessels, commercially managed by Vitol, one of our former joint venture partners, or other third parties, and under various other arrangements, including charter-out, bareboat charter, under COA or in the spot market.

As of the date of this annual report, we operate our Fleet of 40 vessels (excluding five vessels currently under construction) consisting of 24 owned drybulk carriers (including 13 drybulk carriers that we own through joint ventures), six long-term chartered-in drybulk carriers, eight owned tankers and two long-term chartered-in tankers (see the below Fleet table for details). We regard vessels owned by the joint ventures in which we participate as owned vessels in our Fleet. As of the date of this annual report, our Fleet on the water has a total drybulk carrying capacity of approximately 1.3 million dwt and a total liquid bulk carrying capacity of approximately 383,300 dwt.

We regard chartered-in vessels as part of our Fleet if the period of the charter that we initially commit to is 12 months or more. Once we have included such chartered-in vessels in our Fleet, we will continue to regard them as part of our Fleet until the end of their chartered-in period, including any period that the charter has been extended under an option, even if at a given time the remaining period of their charter may be less than 12 months. Additionally, certain of our chartered-in vessels have purchase options.

In addition to our Fleet, we will from time to time charter-in additional vessels for initial committed periods of less than 12 months. We may do this entirely for our own profit or loss, or we may do this in respect of pools that we commercially manage in which event the profit or loss associated with the vessel will be for the account of the pool. From time to time we have, on average, chartered between 10 to 25 vessels on a short-term basis to take advantage of opportunities in the market and to help service our cargo contracts alongside our Fleet.

We have partnered with various global partners to operate a portion of our drybulk carriers and tankers through joint ventures. We also have a majority interest in a joint venture that has drybulk freight contracts. For more information on the vessels currently held through joint ventures and a description of the key terms of certain of these joint ventures, see the Fleet table and “—Our Joint Ventures” below.

We have previously and expect in future from time to time contract for the construction of newbuilding vessels or the acquisition of newbuilding contracts. We have two newbuilding ultramax drybulk carriers under construction, which we acquired by way of resale agreements. We have previously contracted, and currently expect in the future to contract, to charter in, on delivery, newbuilding vessels under construction. We have three newbuilding ultramax drybulk carriers under construction that we will charter in on delivery. We may also acquire secondhand vessels.

From time to time, we may buy and sell vessels when we consider market conditions make it appropriate to do so and if our tonnage requirements permit. We consider that our trading of vessels involves both the acquisition of vessels at times when we perceive prices to be weak and the sale of vessels when values rise. In determining when to acquire vessels we take into account our liquidity position. our expectation of fundamental developments in the drybulk and tanker shipping sectors, the level of liquidity in the secondhand and charter markets, the cash flow earned by the vessel in relation to its value, the vessel’s condition and technical specifications with particular regard to fuel consumption, expected remaining useful life, the credit quality of the charterer and duration and terms of charter contracts for vessels acquired with charters attached, as well as the overall diversification of our Fleet and customers.

We operate two drybulk commercial pools for which we earn pool management fees from third-party vessel owners and two of our drybulk carrier joint ventures. We do not operate any tanker commercial pools. We also provide commercial management for our drybulk carrier and our tanker joint ventures. We also technically manage the majority of the vessels that we own directly or through joint ventures.

In addition, we operate a service in the drybulk sector where we ship bulk cargo in parcel sizes that may be significantly less than the full carrying capacity of a vessel, or even less than the carrying capacity of an individual hold on a vessel. Where we load more than one parcel of bulk cargo in a hold we will separate the parcels using steel plates and other dunnage materials. Wherever it makes commercial sense to do so, we use vessels from our Fleet to carry this type of cargo. We also will source vessels off the spot market to carry the cargo. We have operated this service for more than 40 years, with a consistent customer base for most or all of this time.

Our Competitive Strengths

We believe that we possess a number of competitive strengths, including:

•	Established shipping track record in key geographic markets. The Grindrod Shipping business has been involved in various sectors of the shipping industry for more than 100 years. With a core presence and primary offices in Africa and Asia, we maintain a strong focus and local business relationships with critical end-users in geographic regions that have been key to drybulk and tanker demand growth.

•	Positioned for additional growth. We have maintained our liquidity position throughout the downturn in drybulk and tanker markets through prudent financial risk management. Our financial leverage is moderate and has remained below 40% as of December 31, 2018, 2017 and 2016 (based on the ratio of total liabilities to total assets). We believe that our current access to bank financing has positioned us to take advantage of further growth opportunities. See “Item 3. Key Information—Selected Financial Data”.

•	Experienced management team. Our management team is led by Martyn Wade, our Chief Executive Officer, who has 41 years of international shipping experience and has worked for vessel owners, operators and brokers in London, Johannesburg, New York and Singapore. Mr. Wade is a member of the Baltic Exchange Limited. Our management team collectively has over 230 years of combined shipping experience, and has developed industry relationships with charterers, lenders, shipbuilders, insurers and other industry participants.

•	Significant in-house commercial and technical management expertise. We commercially and technically manage the vast majority of our Fleet in-house which has generally enabled us to consistently enjoy greater than 97% fleet utilization. We have also established two drybulk commercial management pools in the handysize and supramax/ultramax sectors that have each demonstrated an ability to outperform, on average, relative to their industry benchmarks since their inception.

•	Vessel employment supported by cargo contracts and strong relationships with key counterparties. We operate a significant base of cargo contracts and we believe that our focus on cargo contracts supports the employment and regional positioning of our vessels to better enable us to mitigate spot market volatility while still allowing us to capture upside potential in stronger charter markets. We have also established strong long-term global relationships with shipping companies, charterers, shipyards, trading houses, brokers and commercial shipping lenders.

•	Quality fleet built to high specifications. We operate a quality fleet of drybulk carrier and tanker vessels with an average age of approximately six years. Our drybulk carriers have predominately been built in Japan and our tankers have been predominately built in South Korea. We believe that owning and maintaining a quality fleet of Japanese and South Korean vessels reduces off-hire time and operating costs, improves safety and environmental performance and provides us with a competitive advantage in securing employment for our vessels. Additionally, we believe that quality vessels built in Japan and South Korea are able to retain value over market cycles. Our quality fleet will also better allow us to cost effectively comply with increasing environmental regulations that may be applicable to our vessels.

•	Long-standing risk management model and liquidity model. We operate a risk management model and a liquidity model that have been in place for many years and quantify the extent to which our financial position may be at risk to freight market movements and assess our liquidity position under various scenarios. We utilize these models to evaluate and attempt to mitigate market risk during any portion of a shipping cycle with a primary focus on maintaining acceptable levels of equity and liquidity in any potential market downturn.

Business strategies

Our primary objectives are to profitably grow our business and to maintain and enhance our position as a successful owner and operator of drybulk carrier and tanker vessels. The key elements of our strategy are:

•	Continue to operate a diversified fleet of drybulk carriers and tankers. We intend to remain in both the drybulk and tanker sectors for the foreseeable future. This diversification has historically enabled us to mitigate our exposure to the cyclicality and volatility of the drybulk and tanker industries by being able to operate across both markets.

•	Expanding our Fleet through opportunistic acquisitions of quality vessels at historically attractive prices. We believe that the current weakness in the drybulk and tanker markets may present attractive growth opportunities and that we are well positioned to take advantage of them. We have recently acquired or long-term chartered in drybulk vessels where we believe we have a competitive edge due to our operating capability and consistent with our operating strategy to date, we expect to balance our growth between owned and chartered-in drybulk vessels and product tankers. When evaluating acquisitions and newbuildings, we will consider and analyze, among other things, our liquidity position, our expectation of fundamental developments in the drybulk shipping sector, the level of liquidity in the secondhand and charter markets, the cash flow earned by the vessel in relation to its value, the vessel’s condition and technical specifications with particular regard to fuel consumption and the types of fuel that can be consumed, expected remaining useful life, the credit quality of the charterer and duration and terms of charter contracts for vessels acquired with charters attached, as well as the overall diversification of our Fleet and customers.

•	Continue to grow our relationships with key industry players. We intend to continue to grow our relationships with key industry players in Japan and to grow our handysize and supramax/ultramax pools on the drybulk side of the business, while continuing to utilize our commercial relationships with key counterparties, such as Vitol and Maersk Tankers, or Maersk, to commercially manage the majority of our tanker fleet.

•	Mitigate exposure to the volatility and seasonality of the spot market business. We intend to continue to optimize the employment of our drybulk carriers and tankers through participation in a balance of both in-house and third-party commercial pools, as well as spot market charters to end-users. We believe that continued participation in our in-house managed commercial pools in the drybulk sector will provide us with the opportunity to continue to outperform, on average, the relevant industry benchmarks, and the use of charters, FFAs and COAs from time to time and at rates we believe are attractive will help enable us to manage the extent of our exposure to volatile charter rates.

•	Maintain balance sheet flexibility. We intend to take a prudent approach to fleet expansion by ensuring that balance sheet flexibility, consistent with our risk management model and our liquidity model, remains a priority at all times. We currently intend to retain the majority of cash flow to allow us to fund growth and to maintain a strong balance sheet over time in order to adapt to market cycles.

Our Fleet

The following tables set forth certain summary information regarding our Fleet as of the date of this annual report:

Drybulk Carriers – Owned Fleet (24 Vessels)

Vessel Name	Built	Country of Build	DWT	Ownership Percentage	Type of Employment

Handysize – Eco
IVS Tembe(3)	2016	Japan	37,740	33.5%	IVS Commercial(7)
IVS Sunbird(3)	2015	Japan	33,400	33.5%	IVS Handysize Pool
IVS Thanda(3)	2015	Japan	37,720	33.5%	IVS Commercial(7)
IVS Kestrel(3)	2014	Japan	32,770	33.5%	IVS Handysize Pool
IVS Phinda(3)	2014	Japan	37,720	33.5%	IVS Commercial(7)
IVS Sparrowhawk(3)	2014	Japan	33,420	33.5%	IVS Handysize Pool
Handysize
IVS Merlion	2013	China	32,070	100%	IVS Handysize Pool
IVS Raffles	2013	China	32,050	100%	IVS Handysize Pool
IVS Ibis	2012	Japan	28,240	100%	IVS Handysize Pool
IVS Kinglet	2011	Japan	33,130	100%	IVS Handysize Pool
IVS Magpie	2011	Japan	28,240	100%	IVS Handysize Pool
IVS Orchard	2011	China	32,530	100%	IVS Handysize Pool
IVS Knot	2010	Japan	33,140	100%	IVS Handysize Pool
IVS Sentosa	2010	China	32,700	100%	IVS Handysize Pool
IVS Triview(1)	2009	Japan	32,280	51%	IVS Handysize Pool
IVS Kingbird	2007	Japan	32,560	100%	IVS Handysize Pool
IVS Kawana(8)	2005	Japan	32,640	100%	IVS Handysize Pool
IVS Nightjar	2004	Japan	32,320	100%	IVS Handysize Pool
Supramax/Ultramax – Eco
IVS Swinley Forest(3)	2017	Japan	60,490	33.5%	IVS Supramax Pool
IVS Gleneagles(3)	2016	Japan	58,070	33.5%	IVS Supramax Pool
IVS North Berwick(3)	2016	Japan	60,480	33.5%	IVS Supramax Pool
IVS Bosch Hoek(3)	2015	Japan	60,270	33.5%	IVS Supramax Pool
IVS Hirono(3)	2015	Japan	60,280	33.5%	IVS Supramax Pool
IVS Wentworth(3)	2015	Japan	58,090	33.5%	IVS Supramax Pool

Drybulk Carriers – Long Term Charter-In Fleet (6 Vessels)

Vessel Name	Built	Country of Build	DWT	Charter-In Period		Type of Employment

Supramax/Ultramax – Eco
IVS Hayakita(6)	2016	Japan	60,400	2023-26	(2)	IVS Supramax Pool
IVS Windsor	2016	Japan	60,280	2023-26	(2)	IVS Supramax Pool
IVS Augusta(6)	2015	Philippines(4)	57,800	2020-22	(2)	IVS Supramax Pool
IVS Pinehurst(6)	2015	Philippines(4)	57,810	2020-22	(2)	IVS Supramax Pool
IVS Crimson Creek	2014	Japan	57,950	2019-21	(2)	IVS Supramax Pool
IVS Naruo(6)	2014	Japan	60,030	2021-24	(2)	IVS Supramax Pool

Drybulk Carriers Under Construction – Owned Fleet (2 Vessels)

Vessel Name	Expected Delivery	Country of Build	DWT	Ownership Percentage

Supramax/Ultramax - Eco
IVS Okudogo	3Q 2019	Japan	61,000	100%
IVS Prestwick	3Q 2019	Japan	61,000	100%

Drybulk Carriers Under Construction – Long Term Charter-In Fleet (3 Vessels)

Vessel Name	Expected Delivery	Country of Build	DWT	Charter-In Period

Supramax/Ultramax-Eco
IVS Phoenix	2Q 2019	Japan	60,000	2022-24	(2)
IVS Pebble Beach(6)	3Q 2020	Japan	62,000	2022-24	(2)
IVS Atsugi(6)	3Q 2020	Japan	62,000	2022-24	(2)

Tankers – Owned Fleet (8 Vessels)

Vessel Name	Built	Country of Build	DWT	IMO Designation	Ownership Percentage	Type of Employment

Medium Range Tankers – Eco
Matuku	2016	South Korea	50,140	II,III	100%	Bareboat Charter (Expires 2020-22) (2)
Leopard Moon	2013	South Korea	50,000	III	100%	Vitol Commercial(5)
Leopard Sun	2013	South Korea	50,000	III	100%	Vitol Commercial(5)
Medium Range Tankers
Rhino	2010	South Korea	39,710	II, III	100%	Handy Tanker Pool
Inyala	2008	South Korea	40,040	III	100%	Handy Tanker Pool
Small Product Tankers
Umgeni	2011	China	16,480	II, III	100%	Brostrom Tanker Pool
Kowie	2010	China	16,890	II, III	100%	Brostrom Tanker Pool
Breede	2009	China	16,900	II, III	100%	Spot Market and COA

Tankers – Long Term Charter-in Fleet (2 Vessels)

Vessel Name	Built	Country of Build	DWT	IMO Designation	Charter-In Period	Type of Employment
Medium Range Tankers – Eco
Doric Breeze	2013	South Korea	51,570	II, III	2Q 2020	Vitol Commercial(5)
Doric Pioneer	2013	South Korea	51,570	II, III	1Q 2020	Vitol Commercial(5)

(1)	Owned through a joint venture with Mitsui & Co., Ltd. in which we have a 51% interest.

(2)	Expiration date range represents the earliest and latest redelivery periods due to extension options.

(3)	Owned through a joint venture with Regiment Capital Ltd. and Sankaty European Investments III, S.à.r.l. in which we have a 33.5% interest.

(4)	Constructed at Tsuneishi Cebu Shipyard, a subsidiary of Tsuneishi Shipbuilding of Japan.

(5)	Our eco product tankers, other than Matuku, are commercially managed by Mansel Pte. Ltd. Mansel, an affiliate of Vitol, procures shipping for various oil cargoes traded by Vitol.

(6)	Includes purchase options for Grindrod Shipping. For IVS Augusta and IVS Pinehurst, Grindrod Shipping has the option to purchase either, but not both, of these vessels of its choice.

(7)	Commercially managed by Grindrod Shipping alongside the IVS Handysize Pool.

(8)	IVS Kawana was contracted for sale on April 2, 2019 and is expected to be delivered to the purchaser on or about April 30, 2019.

Employment of Our Fleet

We aim to manage our business in a manner that achieves a balance between maximizing revenue opportunities and protecting against declines in revenue. We operate our vessels in commercial pools, in the spot market, on long- and short-term time charters and on occasion on bareboat charters. In addition to employing our vessels in these ways, we use FFAs and enter into COAs to manage our revenue risk and employment risk. Where we carry cargo under COAs, we may utilize our Fleet to do so or we may utilize vessels that we short term charter-in that are not part of our Fleet. We currently employ our vessels primarily in the spot market or spot market-oriented pools and we do not have a significant amount of fixed revenue cover. The term “fixed revenue cover” as used in this annual report refers to the percentage of operating days in a period in which our vessels are fixed pursuant to vessel employment agreements into which the group has already entered.

Commercial Pools

To increase vessel utilization and thereby revenue, we participate in commercial pools with similar modern well-maintained vessels. By operating a large number of vessels as an integrated transportation system, commercial pools offer customers greater flexibility and a higher level of service while achieving scheduling efficiencies. Pools employ experienced commercial managers and operators who have close working relationships with customers and brokers, while technical management is performed by each vessel owner or procured from third parties. The managers of the pools negotiate voyage charters and COAs and time charters of various lengths, usually less than 12 months, with customers. The size and scope of these pools enable them to enhance vessel utilization rates for pool vessels by securing backhaul voyages and COAs, thus generating higher effective TCE revenue than otherwise might be obtainable for vessels operating independently in the spot market, while providing a higher level of service offerings to customers.

A pool aggregates the revenue and agreed expenses, which are usually voyage related expenses, of all of the vessels in the pool and distributes the net earnings calculated on (i) the number of pool points for the vessel, and (ii) the number of days the vessel was available to earn revenue for the pool in a distribution period. Usually a single pool manager is responsible for both the administrative and commercial management of the participating vessels, including marketing the pool, negotiating charters, including voyage charters, short duration time charters and longer term COAs, conducting pool operations, including the distribution of pool cash earnings, and managing bunker purchases, port charges and administrative services for the vessels. For these services the pool manager charges a fee, which may be a flat rate per day per vessel in the pool, or a fixed percentage rate applied typically to the gross revenue earned by the pool, or a combination of both. The pool participants remain responsible for all other costs including the financing, insurance, manning and technical management of their owned vessels or payment of charter hire to the owners of chartered-in vessels they have entered into the pool.

In 2013, we established two drybulk commercial management pools in the handysize and supramax/ultramax sectors that have each demonstrated an ability to outperform, on average, relative to their industry benchmarks since their inception.

Our IVS Handysize Pool includes all of the handysize vessels in our Fleet, including those held through joint ventures, except for the three approximately 37,000 dwt handysize vessels which are commercially managed as a group by the same in-house team that manages the IVS Handysize Pool. In addition, there are two other vessel that we have short term chartered-in and five other vessels owned by other vessel owners in the IVS Handysize Pool. This pool includes vessels of between approximately 28,000 dwt and 34,000 dwt, and two vessels of approximately 37,000 to 38,000 dwt owned by other vessel owners, and currently trades primarily in the spot market. As pool managers we have the ability to contract pool vessels out on time charters for up to 12 months. The net earnings allocated to vessels in the IVS Handysize Pool are distributed on the basis of (i) the number of pool points for the vessel, which are based on vessel attributes such as cargo carrying capacity, fuel consumption and construction characteristics, and (ii) the number of days the vessel was available to earn revenue for the pool in a distribution period. While all of the vessels in the IVS Handysize Pool are generally similar in terms of pool point allocations, the number of days a vessel is available to earn revenue varies on the basis of when a vessel enters or exits the pool or upon the occurrence of other events such as drydocking or repairs. In light of the foregoing, this results in all vessels in the IVS Handysize Pool receiving net earnings distributions that generally reflect actual availability for use in the pool.

Our IVS Supramax Pool includes all of the supramax/ultramax vessels in our Fleet, including the vessels held through a joint venture. There are no vessels owned by independent third parties in this pool. This pool includes vessels of between approximately 57,800 dwt and 60,490 dwt and currently trades in a combination of COAs and the spot market. As pool managers, we have the ability to contract pool vessels out on time charters for up to 12 months. The net earnings allocated to the vessels in the IVS Supramax Pool are distributed on the basis of (i) the number of pool points for the vessel, which are based on vessel attributes such as cargo carrying capacity, fuel consumption, and construction characteristics, and (ii) the number of days the vessel was available to earn revenue for the pool in a distribution period. While all of the vessels in the IVS Supramax Pool are generally similar in terms of pool point allocations, the number of days a vessel is available to earn revenue for the pool varies on the basis of when a vessel enters or exits the pool or upon the occurrence of other events such as drydocking or repairs. In light of the foregoing, this results in all vessels in the IVS Supramax Pool receiving net earnings distributions that generally reflect actual availability for use in the pool.

We own two medium range tankers of approximately 40,000 dwt that are entered into the Handy Tanker Pool operated by Maersk. There are currently 55 other vessels in this pool owned by other vessel owners. This pool includes vessels of between approximately 29,000 dwt and 49,100 dwt and currently operates primarily in the spot market. The net earnings allocated to vessels in the Handy Tanker Pool are distributed on the basis of (i) the number of pool points for the vessel, which are based on vessel attributes such as cargo carrying capacity, IMO class, age engine load settings and operational flexibility factors, such as the ability to enter various harbors and ports or pass through canals and straits, and (ii) the number of days the vessel was available to earn revenue for the pool in a distribution period. While all of the vessels in the Handy Tanker Pool are generally similar in terms of pool point allocations, the number of days a vessel is available to earn revenue for the pool varies on the basis of when a vessel enters or exits the pool, or upon the occurrence of other events such as drydocking or repairs or the vessel no longer meeting the qualifying criteria to participate in the pool. In light of the foregoing, this results in all vessels in the Handy Tanker Pool receiving net earnings distributions that generally reflect actual availability for use in the pool.

We own two small product tankers which are entered into the Brostrom Tanker Pool operated by Maersk. There are currently 26 other vessels in this pool owned by other vessel owners. This pool includes vessels of between approximately 12,700 dwt and 18,800 dwt and currently operates primarily in the spot market. The net earnings allocated to vessels in the Brostrom Tanker Pool are distributed on the basis of (i) the number of pool points for the vessel, which are based on vessel attributes such as cargo carrying capacity, age and operational flexibility factors, such as the ability to enter various harbors and ports or pass through canals and straits, and (ii) the number of days the vessel is available to earn revenue for the pool in a distribution period. While all of the vessels in the Brostrom Tanker Pool are generally similar in terms of pool point allocations, the number of days a vessel is available to earn revenue for the pool varies on the basis of when such vessels enter or exit the pool or upon the occurrence of other events such as drydocking or repairs or the vessel no longer meeting the qualifying criteria to participate in the pool. In light of the foregoing, this results in all vessels in the Brostrom Tanker Pool receiving net earnings distributions that generally reflect actual availability for use in the pool.

Spot Market

When we refer to a vessel operating in the spot market, we mean that we do not have long-term contracted employment for that vessel. The vessel’s commercial manager or the pool manager, as applicable, seeks employment for these vessels on a day-to-day basis. The spot market includes voyage charters. A voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed freight per ton of cargo or a specified total amount. Under voyage charters, we pay specific voyage expenses such as port, canal and bunker costs. The spot market also includes time charters of a short duration. Shipping rates are volatile and also fluctuate on a seasonal and year-to-year basis, and operating in the spot market exposes us to this volatility more than if we had long-term fixed contracted revenue.

In addition, we may enter long-term charters or COAs where the rate we charge varies according to fluctuations in the shipping market. Although these types of contracts run over a longer period, the charter rates may be reset at the start of each voyage or on a monthly or quarterly or other interval. A number of industry participants produce daily assessments of the spot market rates and indices are produced to reflect the changes in the spot market over time based on these assessments. Accordingly, these contracts are generally referred to as “index-linked” contracts. Like spot market contracts, index-linked contracts are also exposed to the volatility in the shipping markets. The Baltic Exchange is the primary producer of these indices.

Market fluctuations derive from imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes. Vessels operating in the spot market generate revenue that is less predictable than those under longer term time charters or those serving fixed rate COAs, but operating in the spot market may enable us to capture increased profit margins during periods of improvements in charter rates. As the costs of our Fleet are typically of a long-term, fixed nature, downturns in the spot markets and in the drybulk or tanker industries generally would result in a reduction in profit margins.

Our three approximately 37,700 dwt handysize vessels are currently primarily employed in the spot market and the vessels in the IVS Handysize Pool as well as our tankers employed in pools operated by Maersk, are currently also employed in the spot market. The vessels in the IVS Supramax Pool currently trade in a combination of COAs and the spot market.

Commercial Management

We charter-in two medium range tankers of approximately 52,000 dwt, and directly own two medium range tankers of 50,000 dwt, which were previously owned through a joint venture with Vitol. These medium range tankers are commercially managed by Mansel. Mansel, an affiliate of Vitol, procures shipping for oil cargoes traded by Vitol. These vessels are currently operated in the spot market and on Vitol traded cargoes.

We commercially manage one approximately 16,900 dwt tanker, which primarily trades around the southern African coast, fulfilling obligations we have under COAs, as well as the spot cargo market.

As noted above, our three approximately 37,700 dwt handysize vessels are commercially managed as a group by the same in-house team that manages the IVS Handysize Pool and currently operate primarily in the spot market.

Time Charters

Time charters provide a fixed and stable cash flow for a known period of time. Time charters also mitigate in part the volatility and seasonality of the spot market business. We employ vessels under longer term time charter contracts as part of our overall management of our revenue and risks. We may also enter into time charter contracts with profit sharing agreements, which enable us to benefit when the spot market rates increase.

One of our 16,900 dwt tankers, which was owned through our joint venture with Engen, and on time charter to Engen, and was sold in December 2018.

Bareboat Charter

One of our medium range tanker vessels is bareboat chartered out until 2020.

Our Joint Ventures

The following descriptions are only a summary of the material provisions of our material joint ventures and are qualified in their entirety by reference to the copies of the joint venture agreements and amendments thereto, which are included as exhibits to this annual report.

IVS Bulk Pte. Ltd.

We own an approximately 33.5% interest in IVS Bulk Pte. Ltd., or IVS Bulk, a joint venture with Sankaty European Investments III S.à.r.l, or Sankaty, and Regiment Capital Ltd, or Regiment. IVS Bulk owns 12 of our drybulk carriers, consisting of six handysize vessels and six supramax/ultramax vessels. We serve as the commercial and technical manager for these vessels and have employed the handysize vessels in our IVS Handysize Pool and have employed the supramax/ultramax vessels in our IVS Supramax Pool, for which we are paid fees by IVS Bulk.

In addition to our equity interest in IVS Bulk, as of December 31, 2018 an amount of $9.2 million was outstanding under a loan we made to IVS Bulk, which bears interest at 15.0% per year, is repayable upon 30 days’ written demand, immediately on written demand following the occurrence of an event of default, forthwith on written notice in the event of termination of the shareholders’ agreement, or otherwise will mature on January 1, 2020. While we expect that we will be repaid under this loan, we may require IVS Bulk to sell the IVS Gleneagles in order to repay any amounts due to us. Under the IVS Bulk joint venture agreement, profits are paid to the shareholders pro-rata, subject to certain priority provisions set forth in the joint venture agreement.

The IVS Bulk joint venture was initially scheduled to expire on December 31, 2018. However, the termination date was initially extended to April 30, 2019 and on March 26, 2019, we agreed with our joint venture partners to further extend the termination date to June 30, 2019. Upon termination, we have a right of first refusal to purchase the vessels owned by IVS Bulk at an independently determined market value. If we do not purchase the vessels, our joint venture partners will have the right to purchase the vessels at the same price offered to us. If the vessels are not sold to us or our joint venture partners, the vessels will be sold in the open market. The proceeds from any vessel sales will be applied to any outstanding third party liabilities, then to repay any excess contributions by the shareholders, and thereafter as dividends, subject to certain restrictions.

We have engaged in preliminary discussions and expect to have further discussions with our joint venture partners to explore the possibility of purchasing the vessels owned by IVS Bulk, increasing our interest in IVS Bulk, or other strategic alternatives with the joint venture but there can be no assurance that we will be able to acquire the vessels, increase our interest, or otherwise complete another strategic alternative with the joint venture on favorable terms or at all. Grindrod Shipping’s shareholders provided approval until the conclusion of our first annual general meeting to issue new shares up to 25% of the number of ordinary shares outstanding immediately after the Spin-Off to the extent we were to issue equity for the purchase of these (or similar) vessels. See “Item 3. Risk Factors—Risks Relating to Our Ordinary Shares—Under Singapore law, shareholder approval is required to allow us to issue new shares which could impact our ability to raise capital or consummate acquisitions. Any issuance of new shares would dilute the percentage ownership of existing shareholders and could adversely impact the market price of the ordinary shares.” There can be no assurances that such discussions will take place or that we will be able to acquire the vessels on favorable terms, if at all.

Leopard Tankers Pte. Ltd.

As at December 31, 2018 we owned a 50% interest in Leopard Tankers Pte. Ltd., or Leopard Tankers, a joint venture with Vitol, or our joint venture partner. Leopard Tankers owned four 50,000 dwt tankers, which were commercially managed by Mansel, an affiliate of Vitol, which received a management fee.

We have commenced the wind up of the Leopard Tankers joint venture with Vitol, our joint venture partner, in which we and Vitol each acquired two medium range “eco” tankers from the joint venture. Accordingly, we acquired Leopard Moon and Leopard Sun for a total purchase price of approximately $54.0 million. Proceeds from the sale by Leopard Tankers of its vessels have been applied to fully repay the joint venture’s $138.5 million credit facility, of which $70.2 million remained outstanding as of December 31, 2018, and our guaranty thereunder has been released upon full repayment. The financial results of Leopard Moon and Leopard Sun will be consolidated into our financial statements following delivery of these vessels to us. In January and February 2019, we drew down $14.9 million on each vessel, on a new $29.9 million credit facility with NIBC Bank N.V. secured by the two vessels and bearing interest at LIBOR plus a margin of 3.20% per annum to finance in part the acquisition of the two vessels from Leopard Tankers. See “Item 5. Operating and Financial Review and Prospects—Description of Indebtedness—Loan Agreements”

Management of Our Business

General management

Overall responsibility for the oversight of the management of our company rests with our board of directors. We do all of the financial and administrative management of our business ourselves, contracting in human resource, financial, legal, tax and other specialist advice from reputable, arm’s length service providers when required. We and our wholly owned subsidiary GSSA each entered into a transitional services agreement with Former Parent in connection with the Spin-Off, under which Former Parent provides to us and our subsidiaries, among other things, internal audit, corporate secretarial and information technology services through varying times in 2019, depending on the service, and a related licensing agreement in respect of the use of certain intellectual property of Former Parent through June 2021 and a property lease agreement subject to termination on short-term notice. As of October 2018, Former Parent’s corporate secretarial services to us and our subsidiaries terminated, other than in respect of GSSA and its subsidiaries.

Commercial management

Decisions about how to commercially employ our Fleet, and general commercial and strategic decisions relating to the conduct of our business, including participation in joint ventures, are made by our own management and employees, under guidance and authority from our board of directors in accordance with our governance framework.

Technical Management

We technically manage in-house the majority of our vessels that we own directly or through joint ventures. We currently employ a team of 16 experienced and qualified managers plus 35 support staff in Singapore, Durban and Manila. This team includes six master mariners and 10 Class 1 marine engineers who perform superintendent and technical management functions for the in-house managed vessels. Our technical management team is responsible for the technical operation and upkeep of these vessels, including procurement, crewing, maintenance, repairs and dry dockings, maintaining required vetting approvals and relevant inspections, and ensuring that our vessels under in-house management comply with the requirements of classification societies, as well as relevant government, flag state, environmental and other regulations.

A majority of the crews we employ are sourced from third-party crewing providers with whom we contract directly for the supply of crews to the vessels we manage in-house. Our technical team also operates the Grindrod Shipping Training Academy located in Durban from where we source some of our crewing requirements.

In addition, our in-house technical team also oversees the third-party technical managers who we have contracted to carry out technical management functions for the balance of our Fleet. Currently, we use two outside technical management providers, Sandigan Ship Services Inc., or Sandigan, and LSC Ship Management, or LSC. We contract with Sandigan for commercial and relationship reasons, as well as to provide us an ability to benchmark our in-house technical management team on drybulk carriers. LSC technically manages the two vessels we acquired from our former joint venture with Vitol.

Under the current technical management agreements with Sandigan and LSC, the third-party technical managers are responsible for the technical operation and upkeep of our vessels, including crewing, if specified, maintenance, repairs and dry dockings, maintaining required vetting approvals and relevant inspections, and to ensure our vessels under their management comply with the requirements of classification societies, as well as relevant government, flag state, environmental and other regulations and each vessel subsidiary pays the actual cost associated with the technical management and an annual management fee for the relevant vessel.

Each management agreement with the third-party technical managers is cancelable by us or the third-party technical manager for any reason at any time upon 60 days’ prior written notice to the other. Upon termination we are generally required to cover actual crew support costs and severance costs and pay a management fee for an additional three months. We may be required to obtain the consent of any applicable charterer and from some of our lenders before we appoint a new manager, however, such consent may not be unreasonably withheld.

Separately, we have one tanker chartered out on bareboat charter, under the terms of which the charterers are obligated to conduct the technical management of the vessel which they do through ASP Ship Management Singapore Pte. Ltd., the third-party managers.

Our Customers

We believe that developing strong relationships with the end users of our services allows us to better satisfy their needs with appropriate vessels and solutions. A prospective customer’s financial condition, creditworthiness, and reliability track record are important factors in negotiating our vessels’ employment. Our customers with whom we contract as commercial managers of our own, our joint venture partners’ and third parties’ drybulk carriers and tankers include international commodity trading houses, mining companies, industrial manufacturing companies, major oil companies, and traders of grains, steel and forestry products.

For the years ended December 31, 2018 and 2017, no customers accounted for 10% or more of our drybulk business revenue and for the year ended December 31, 2016, one customer accounted for 10% or more of our drybulk business revenue in the amount of approximately $40.9 million. For the year ended December 31, 2018, three customers accounted for 10% or more of our tankers business revenue in amounts of approximately $17.3 million, $14.3 million and $6.3 million. For each of the years ended December 31, 2017 and 2016, four customers accounted for 10% or more of tankers business revenue, in the amounts of approximately $17.8 million, $15.7 million, $10.9 million and $8.9 million in 2017 and $33.2 million, $12.3 million, $9.9 million and $9.1 million in 2016. Each of the foregoing with respect to the drybulk carrier business and tankers business has been calculated excluding revenue attributable to the OACL and Unicorn Bunker businesses, respectively, which were sold in the first quarter of 2018.

Seasonality

We operate our drybulk carriers and tankers in markets that have historically exhibited seasonal variations in demand and, as a result, in charter hire rates. This seasonality may result in volatility in our operating results to the extent that we enter into new charter agreements or renew existing agreements during a time when charter rates are weaker or we operate our vessels on the spot market or under time charters, which may result in quarter-to-quarter volatility in our operating results.

The drybulk sector is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere. The celebration of Chinese New Year in the first quarter of each year, also results in lower volumes of seaborne trade into China during this period.

The tanker sector is typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere but can be weaker in the summer months as a result of lower oil consumption in the northern hemisphere and refinery maintenance that is typically conducted in the summer months. The oil price volatility resulting from these factors has historically led to increased oil trading activities in the winter months.

In addition, unpredictable weather patterns tend to disrupt vessel routing and scheduling as well as the supplies of certain commodities.

Competition

Our vessels are employed in a highly competitive market that is capital intensive and highly fragmented. The competition in the market is based primarily on supply and demand and we compete for charters and COAs on the basis of price, vessel location, vessel specifications including fuel consumption, size, age, condition and country of build, our and our third-party commercial managers’ reputations, and, particularly in the tanker sector, additional requirements of the charterers.

We compete primarily with other independent and state-owned drybulk and tanker vessel-owners. Our competitors may have more resources than us and may operate vessels that are able to consume cheaper fuels, in particular, any competitors who may install scrubbers in compliance with IMO 2020 regulations, and are newer, and therefore more attractive to charterers, than our vessels. Ownership and control of drybulk carriers and tankers is highly fragmented and is divided among a large number of players including publicly listed and privately owned shipping companies, major oil companies, mining companies, commodity trading houses, private equity and other investment funds and state-controlled owners. In the tanker market a part of the trade is captive especially to major and national oil company fleets. Ownership and control in the drybulk sector is rather more fragmented than in the case of the tanker sector. Due in part to the highly fragmented markets in which we operate, competitors with greater resources than us could enter the drybulk or tanker shipping industries and operate larger fleets through consolidations or acquisitions and may be able to offer lower charter rates and higher quality vessels than we are able to offer. See, “Item 3. Risk Factors—Risks Related to Our Industry—We operate in the highly competitive international shipping industry and we may not be able to compete for charters and COAs with new entrants or established companies with greater resources, and, as a result, we may be unable to employ our vessels profitably”.

Environmental and Other Regulations

Government regulation significantly affects the ownership and operation of our vessels. We are subject to international conventions and treaties and national, state and local laws and regulations relating to safety and health and environmental protection in force in the countries in which our vessels may operate or are registered. These regulations include requirements relating to the storage, handling, emission, transportation and discharge of hazardous and non-hazardous materials, and the remediation of contamination and liability for damage to natural resources. Compliance with such laws, regulations and other requirements may entail significant expense, including vessel modifications and implementation of specific operating procedures. While all of our vessels are subject to environmental and other regulations and all of our vessels carry bunker fuel, we believe there is generally a greater risk of environmental concerns in the tanker sector, which makes up a smaller portion of our Fleet.

A variety of government, quasi-governmental and private organizations subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (applicable national authorities such as the United States Coast Guard, or USCG, harbor master or equivalent), classification societies, flag state administrations, charterers, and terminal operators. Certain of these entities require us to obtain permits, licenses, certificates and other authorizations for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or result in the operation of one or more of our vessels being temporarily suspended or lead to the invalidation or reduction of our insurance coverage.

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with U.S. and international regulations. We believe that the operation of our vessels are in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. However, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict the future cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that results in significant oil pollution, release of hazardous substances, loss of life, or otherwise causes significant adverse environmental impact, such as the 2010 BP plc Deepwater Horizon oil spill in the Gulf of Mexico, could result in additional legislation or regulations that could negatively affect our profitability.

International Maritime Organization

The International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by vessels, or the IMO, has adopted MARPOL. MARPOL entered into force on October 2, 1983. It has been adopted by over 150 nations, including many of the jurisdictions in which our vessels will operate.

MARPOL is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annex II relates to noxious liquid substances carried in bulk; Annex III relates to harmful substances carried in packaged form; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI relates to air emissions.

In 2012, the IMO’s Marine Environment Protection Committee, or MEPC, adopted by resolution amendments to the international code for the construction and equipment of vessels carrying dangerous chemicals in bulk, or the IBC Code. The provisions of the IBC Code are mandatory under MARPOL and SOLAS. These amendments, which entered into force in June 2014, pertain to revised international certificates of fitness for the carriage of dangerous chemicals in bulk and identifying new products that fall under the IBC Code. As of January 1, 2016, amendments to Annex I, the IBC Code, require that all chemical tankers must be fitted with approved stability instruments capable of verifying compliance with both intact and damage stability.

The MARPOL Annex I Condition Assessment Scheme, or CAS, sets out a framework of inspection and verification of the structural condition of certain oil tankers. In 2013, the MEPC adopted by resolution amendments to the CAS. These amendments, which became effective on October 1, 2014, complement inspections of bulk carriers and tankers set forth in the 2011 International Code on the Enhanced Programme of Inspections during Surveys of Bulk Carriers and Oil Tankers, or ESP Code, and enhance the programs of inspections for certain tankers.

Air Emissions

In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution. Effective May 2005, Annex VI set limits on nitrogen oxide emissions from vessels whose diesel engines were constructed (or underwent major conversions) on or after January 1, 2000. It also prohibits “deliberate emissions” of “ozone depleting substances,” defined to include certain halons and chlorofluorocarbons. “Deliberate emissions” are not limited to times when the vessel is at sea; they can, for example, include discharges occurring in the course of the vessel’s repair and maintenance. Emissions of “volatile organic compounds” from certain vessels, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls, PCBs) are also prohibited. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls of sulfur emissions known as ECAs.

MEPC adopted amendments to Annex VI on October 10, 2008, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board vessels. As of January 1, 2012, the amended Annex VI required that fuel oil contain no more than 3.50% sulfur (from the previous cap of 4.50%). On October 27, 2016, at its 70th session, MEPC 70, MEPC announced its decision concerning the implementation of regulations mandating a reduction in sulfur emissions from the current 3.5% to 0.5% as of the beginning of 2020 rather than pushing the deadline back to 2025. In MEPC 72, MEPC further agreed to prohibit the carriage of non-compliant fuel after 2020, unless a vessel is fitted with an equivalent arrangement such as a scrubber. By 2020 vessels will now have to either reduce sulfur from emissions through the installation and use of emission scrubbers or buy fuel with lower sulfur content. Consequently, complying with MEPC 70 could result in a significant capital expenditure or a significant increase in the cost of bunkers. We expect to use compliant bunker fuel in our vessels and have not yet ordered and do not currently plan to order any emissions treating systems for fitting on our existing vessels or our newbuildings currently under construction, although we may do so in the future for our current and / or future vessels. While we believe that burning compliant fuel, rather than treating non-compliant fuel, is an appropriate commercial strategy, the net earnings of our vessels may be negatively impacted by a differentiated bunker fuel market in the future and our vessels may not be as attractive to charterers as vessels fitted with exhaust treatment systems.

Sulfur content standards are even stricter within certain ECAs. As of January 1, 2015, vessels operating within an ECA may not use fuel with sulfur content in excess of 0.10%. Amended Annex VI established procedures for designating new ECAs. The Baltic and North Seas, certain coastal areas of North America and the United States Caribbean Sea are all within designated ECAs. In addition, certain ports in China are subject to domestic Chinese ECAs. Ocean-going vessels in these areas are subject to stringent emission controls, which may cause us to incur additional costs. If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency, or the EPA, or the states or other national jurisdictions where we operate, compliance with these regulations could entail significant capital expenditures, operational changes, or otherwise increase the costs of our operations. For example, the amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. The EPA promulgated equivalent (and in some senses stricter) emissions standards in late 2009. At MEPC 70 and MEPC 71, MEPC approved and adopted the North Sea and Baltic Sea as ECAs for nitrogen oxides, effective January 1, 2021.

As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for vessels. Under these measures, by 2025, all new vessels built will be 30% more energy efficient than those built in 2014. This included the requirement that all new vessels utilize the Energy Efficiency Design Index, or EEDI, and all vessels develop and implement Ship Energy Efficiency Management Plans, or SEEMPs. We are in the process of implementing energy savings measures for our vessels, which will require financial expenditures, but ultimately result in lower fuel costs.

We believe that all our vessels are compliant in all material respects with these regulations that are currently in force. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, financial condition, cash flows and results of operations.

Ballast Water Management

The IMO adopted the BWM Convention, in February 2004. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. All vessels will also have to carry a ballast water record book and an International Ballast Water Management Certificate. The BWM Convention entered into force 12 months after it was adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. On September 8, 2016, this threshold was met (with 52 contracting parties making up 35.14%). Thus, the BWM Convention entered into force on September 8, 2017. However, at MEPC 71, MEPC decided that, while new vessels constructed after September 8, 2017 must comply on delivery with the BWM Convention, implementation of the BWM Convention would be delayed for existing vessels (constructed prior to September 8, 2017) for a further two years. For such existing vessels, installation of ballast water management systems, or BWMS, must take place at the first renewal survey following September 8, 2017 (the date the BWM Convention entered into force). At MEPC 70, MEPC adopted updated “guidelines for approval of ballast water managements systems (G8)”. G8 updates previous guidelines concerning procedures to approve BWMS. The G8 guidelines will become mandatory through the BWMS Code, which was adopted in MEPC 72 and will enter into force in October 2019. MEPC 72 also agreed to develop guidelines for mandatory ballast water sampling to confirm that a vessel’s BWMS complies with standards set out in the BWM Convention prior to the vessel receiving its International Ballast Water Management Certificate. Once mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance could increase for ocean carriers and the costs of ballast water treatments may be material. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The United States for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements. We believe the costs of such compliance may be material over time, however, it is difficult to predict the overall impact of such a requirement on our operations.

Safety Management System Requirements

The IMO has also adopted SOLAS and the LL Convention, which impose a variety of standards that regulate the design and operational features of vessels. The IMO periodically revises the SOLAS and LL Convention standards. Amendments to SOLAS relating to safe manning of vessels that were adopted in May 2012 entered in force on January 1, 2014. The Convention on Limitation of Liability for Maritime Claims, or LLMC, was recently amended and the amendments went into effect on June 8, 2015. The amendments alter the limits of liability for loss of life or personal injury claims and property claims against vessel owners. We believe that all our vessels are in substantial compliance with SOLAS and LL Convention standards.

Our operations are also subject to environmental standards and requirements under Chapter IX of SOLAS set forth in the ISM Code. The ISM Code requires the owner of a vessel, or any person who has taken responsibility for operation of a vessel, to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We rely upon the safety management system that we or our technical managers have developed for compliance with the ISM Code. The failure of a vessel owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate under the ISM Code unless its manager has been awarded a document of compliance, issued by classification societies under the authority of each flag state. We and/or our third-party technical manager have documents of compliance and safety management certificates for all of our vessels for which the certificates are required by the IMO. The document of compliance and safety management certificate are renewed every five years, but the document of compliance is subject to audit verification annually and the safety management certificate at least every 2.5 years.

The flag state, as defined by the United Nations Convention on Law of the Sea, has overall responsibility for implementing and enforcing a broad range of international maritime regulations with respect to all vessels granted the right to fly its flag. The “Shipping Industry Flag State Performance Table” published annually by the International Chamber of Shipping evaluates and reports on flag states based on factors such as ratification, implementation, and enforcement of principal international maritime treaties and regulations, supervision of statutory vessel surveys, and participation at IMO and International Labour Organization, or ILO, meetings. All of our owned vessels are currently flagged in Singapore except one medium range tanker and one small tanker that are flagged in the Isle of Man and one medium range tanker under a bareboat charter out that is flagged in New Zealand. Singapore flagged vessels have historically received a good assessment in the shipping industry. We recognize the importance of a credible flag state and do not intend to use flags of convenience or flag states with poor performance indicators. Noncompliance with the ISM Code or other IMO regulations may subject the vessel owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The USCG and European Union authorities have indicated that vessels not in compliance with the ISM Code by the applicable deadlines will be prohibited from trading in U.S. and European Union ports, respectively. Each of our vessels are ISM Code certified. However, there can be no assurance that such certificate will be maintained.

Noncompliance with the ISM Code and other IMO regulations may subject the vessel owner or bareboat charterer to increased liability, may lead to decreases in, or invalidation of, available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports.

Pollution Control and Liability Requirements

The IMO has negotiated international conventions that impose liability for oil pollution in international waters and the territorial waters of the signatory to such conventions. Many countries have ratified and follow the liability plan adopted by the IMO and set out in the CLC. Under this convention, and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions. The 1992 Protocol changed certain limits on liability, expressed using the International Monetary Fund currency unit of Special Drawing Rights. The limits on liability have since been amended so that the compensation limits on liability were raised. The right to limit liability is forfeited under the CLC where the spill is caused by the vessel owner’s actual fault and under the 1992 Protocol where the spill is caused by the vessel owner’s intentional or reckless act or omission where the vessel owner knew pollution damage would probably result. The CLC requires vessels covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner’s liability for a single incident. We believe that our protection and indemnity insurance will cover the liability under the plan adopted by the IMO.

The IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, to impose strict liability on vessel owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of vessels over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended). With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in a vessel’s bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

IMO regulations also require owners and operators of vessels to adopt shipboard oil pollution emergency plans and/or shipboard marine pollution emergency plans for noxious liquid substances in accordance with the guidelines developed by the IMO.

The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations may have on our operations.

The U.S. Oil Pollution Act of 1990 and Comprehensive Environmental Response, Compensation and Liability Act

The U.S. Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all “owners and operators” whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States’ territorial sea and its 200 nautical mile exclusive economic zone. The United States has also enacted Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which applies to the discharge of hazardous substances other than oil except in limited circumstances, whether on land or at sea. OPA and CERCLA both define “owner and operator” in the case of a vessel as any person owning, operating or chartering by demise, the vessel. OPA applies to oil tankers, as well as non-tanker vessels that carry fuel oil, or bunkers, to power such vessels. CERCLA also applies to our operations.

Under OPA, vessel owners and operators are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. OPA defines these other damages broadly to include:

•	injury to, destruction or loss of, or loss of use of, natural resources and the costs of assessment thereof;

•	injury to, or economic losses resulting from, the destruction of real and personal property;

•	net loss of taxes, royalties, rents, fees or net profit revenues resulting from injury, destruction or loss of real or personal property, or natural resources;

•	loss of subsistence use of natural resources that are injured, destroyed or lost;

•	lost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources; and

•	net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety or health hazards.

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs. Effective December 21, 2015, the USCG adjusted the limits of OPA liability for non-tank vessels, edible oil tank vessels, and any oil spill response vessels, to the greater of $1,100 per gross ton or $939,800 (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party’s gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for cleanup, removal and remedial costs, as well as damage for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing same, and health assessments or health effects studies. There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God or an act of war. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel. These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations. The limitation on liability also does not apply if the responsible person fails or refuses to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.

OPA and CERCLA both require owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. We comply in all material respects with the USCG’s financial responsibility regulations by providing a certificate of responsibility evidencing sufficient self-insurance.

We currently maintain pollution liability coverage insurance in the amount of $1.0 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage it could have an adverse effect on our business and results of operations.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA. Some states have enacted legislation providing for unlimited liability for oil spills. In some cases, states, which have enacted such legislation have not yet issued implementing regulations defining vessel owners’ responsibilities under these laws. We comply in all material respects with all existing applicable state regulations in the ports where our vessels call.

Significant oil spills, such as the 2010 Deepwater Horizon oil spill in the Gulf of Mexico, may also result in additional legislative or regulatory initiatives, including the raising of liability caps under OPA or more stringent operational requirements. We cannot predict what additional requirements, if any, may be enacted and what effect, if any, such requirements may have on our operations.

Other Environmental Initiatives

The CWA prohibits the discharge of oil or other substances in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In addition, many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

The EPA regulates the discharge of ballast water and other substances in U.S. waters under the CWA. EPA regulations require vessels 79 feet in length or longer (other than commercial fishing and recreational vessels) to comply with a Vessel General Permit, or VGP, that authorizes ballast water discharges and other discharges incidental to the operation of vessels. For a new vessel delivered to an owner or operator after September 19, 2009 to be covered by the VGP, the owner must submit a Notice of Intent, or NOI, at least 30 days before the vessel operates in U.S. waters. The VGP imposes technology and water-quality based effluent limits for certain types of discharges and establishes specific inspection, monitoring, record keeping and reporting requirements to ensure the effluent limits are met. The EPA renewed and revised the VGP, effective December 19, 2013. The VGP now contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters and more stringent requirements for exhaust gas scrubbers and requires the use of environmentally acceptable lubricants.

The USCG regulations adopted under the U.S. National Invasive Species Act, or NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters. As of June 21, 2012, the USCG adopted revised ballast water management regulations that established standards for allowable concentrations of living organisms in ballast water discharged from vessels in U.S. waters. The USCG must approve any technology before it is placed on a vessel.

Notwithstanding the foregoing, as of January 1, 2014, vessels are technically subject to the phasing-in of these standards. As a result, the USCG in the past provided waivers to vessels which could not install the then unapproved ballast water treatment technology, but has begun to deny requests for waivers in light of its recent approval of a handful of technologies. In March 2018 the USCG published guidance on the limited circumstances in which it would authorize extension of a vessel’s compliance date and further indicated that extensions will generally not be granted for more than twelve months. The EPA, on the other hand, has taken a different approach to enforcing ballast discharge standards under the VGP. On December 27, 2013, the EPA issued an enforcement response policy in connection with the new VGP in which the EPA indicated that it would take into account the reasons why vessels do not have the requisite technology installed, but will not grant any waivers.

It should also be noted that in October 2015, the Second Circuit Court of Appeals issued a ruling that directed the EPA to redraft the sections of the 2013 VGP that address ballast water. However, the Second Circuit stated that 2013 VGP, which is scheduled to expire in December 2018, will remain in effect until the EPA issues a new VGP.

On December 4, 2018, the Vessel Incidental Discharge Act, or VIDA, was enacted. VIDA establishes a new framework for the regulation of vessel incidental discharges (including ballast water) under the CWA. VIDA requires the EPA to develop performance standards for those discharges within two years of enactment and requires the USCG to develop implementation, compliance, and enforcement regulations within two years of the EPA’s promulgation of standards. The new regulations cannot be less stringent than the 2013 VGP or the USCG NISA regulations. Under VIDA, all provisions of the 2013 VGP remain in force and effect until the USCG regulations are finalized. In addition, VIDA requires the USCG to finalize a policy letter within one year that describes ballast water treatment systems approval testing methods and protocols. Once the USCG regulations are in effect, subject to certain exceptions in the Pacific Coast and Great Lakes, states and regions cannot develop or enforce more stringent standards unless they petition the EPA and can establish that the revised best management standard would reduce adverse impacts from discharges and is both economically achievable and operationally practical.

Compliance with the EPA and the USCG regulations could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters. While we believe that our vessels have been or will be fitted with systems that will comply with the standards, those systems may not be approved. If they are not approved it could have an adverse material impact on our business, financial condition, and results of operations depending on the available ballast water treatment systems and the extent to which existing vessels must be modified to accommodate such systems. In addition, certain states have enacted more stringent discharge standards as conditions to their required certification of the VGP, and can continue to enforce those standards until the USCG VIDA regulations are finalized. Although VIDA clarifies some of the confusion regarding the differing US regulatory schemes applicable to ballast water, it continues to remain unclear how the ballast water requirements set forth by the EPA, the USCG, and IMO BWM Convention, some of which are in effect and some which are pending, will co-exist.

The U.S. Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990, or the CAA, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels will be subject to vapor control and recovery requirements for certain cargoes when loading, unloading, taking on or discharging ballast, cleaning and conducting other operations in regulated port areas. Our vessels that operate in such port areas with restricted cargoes are equipped with vapor recovery systems that satisfy these requirements. The CAA also requires states to adopt State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas. Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. As indicated above, our vessels operating in covered port areas are equipped with vapor recovery systems that satisfy these existing requirements.

European Union Regulations

In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. Member states were required to enact laws or regulations to comply with the directive by the end of 2010. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims. The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the vessel is in danger.

The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk vessels, as determined by type, age, flag, and the number of times the vessel has been detained. The European Union also adopted and then extended a ban on substandard vessels and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply.

The EU Ship Recycling Regulation, or EU SRR, entered into force on December 31, 2013. The EU SRR brings forward the implementation of the provisions contained in the IMO’s Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships, 2009, or the Hong Kong Convention, which has not yet entered into force. The EU SRR aims to prevent, reduce and, to the extent practicable, eliminate accidents, injuries and other adverse effects on human health and the environment caused by ship recycling. The EU SRR aims to ensure that hazardous waste from ship recycling is subject to environmentally sound management and also includes rules to ensure the proper management of hazardous materials on ships.

Beginning December 31, 2018 all ships not less than 500 gross tonnes and flagged under an EU member state may be recycled only in an EU-approved ship recycling facility. Beginning December 31, 2020, EU-flagged and non-EU-flagged ships calling at EU ports are also required to have onboard a verified inventory of hazardous materials with a statement of compliance issued by a representative organisation.

Greenhouse Gas Regulations

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. The 2015 United Nations Convention on Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and aims to limit global temperature rise below 2 degrees celsius above pre-industrial levels and to pursue efforts to limit temperature increase even further to 1.5 degrees celsius. The Paris Agreement does not directly limit greenhouse gas emissions from vessels. The IMO has taken a number of measures to address greenhouse gas emissions associated with international shipping. As of January 1, 2013, vessels were required to comply with new MEPC mandatory requirements relating to energy efficiency to address greenhouse gas emissions from vessels. In addition, MEPC 70 approved a “roadmap” for developing an IMO strategy by 2018 on reduction of greenhouse gas emissions from vessels. In April 2018, MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from shipping by at least 50% by 2050 compared to 2008 levels, while pursuing efforts towards phasing them out entirely as “a pathway of CO2 emissions reduction consistent with the Paris Agreement temperature goals”. The initial strategy is due to be revised and adopted by 2023.

Although international shipping is not covered by the European Union’s current greenhouse gas emissions reduction targets the European Union has threatened to include shipping in its emissions trading system by 2023 if the IMO does not have a satisfactory greenhouse gas emissions strategy in place by 2021. In 2013 the European Commission set out a strategy for progressively integrating maritime emissions into the European Union’s policy for reducing its greenhouse gas emissions, with the first step being monitoring, reporting and verification of greenhouse gas emissions from large ships calling at European Union ports. Towards this end, in April 2015, a regulation was adopted requiring that large vessels (over 5,000 gross tons) calling at European Union ports from January 2018 collect and publish data on carbon dioxide emissions and other information.

In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety, has adopted regulations to limit greenhouse gas emissions from certain mobile sources and has proposed regulations to limit greenhouse gas emissions from large stationary sources. Although the mobile source emissions regulations do not apply to greenhouse gas emissions from vessels, the EPA has received petitions from the California Attorney General and environmental groups to regulate greenhouse gas emissions from ocean-going vessels. Furthermore, in the United States individual states can also enact environmental regulations. For example, California has introduced caps for greenhouse gas emission and, at the end of 2016, signaled it might take additional actions regarding climate change.

Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol or Paris Agreement, that restrict emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time. Even in the absence of climate control legislation, our business may be indirectly affected to the extent that climate change may result in sea level changes or more intense weather events.

International Labour Organization

The International Labour Organization, or ILO, is a specialized agency of the UN with headquarters in Geneva, Switzerland. The ILO has adopted the Maritime Labor Convention 2006, or MLC 2006. A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance will be required to ensure compliance with the MLC 2006 for all vessels above 500 gross tons in international trade. The MLC 2006 came into force on August 20, 2013. Amendments to MLC were adopted in 2014 and 2016. We are in compliance with MLC 2006.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, MTSA came into effect. To implement certain portions of the MTSA, in July 2003, the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. The regulations also impose requirements on certain ports and facilities, some of which are regulated by the EPA.

Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new Chapter XI-2 became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, and mandates compliance with the ISPS Code. The ISPS Code is designed to enhance the security of ports and vessels against terrorism. After July 1, 2004, to trade internationally, a vessel must attain an International Ship Security Certificate, or ISSC, from a recognized security organization approved by the vessel’s flag state. The following are among the various requirements, some of which are found in SOLAS:

•	on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped vessels and shore stations, including information on a vessel’s identity, position, course, speed and navigational status;

•	on-board installation of vessel security alert systems, which do not sound on the vessel but only alert the authorities on shore;

•	the development of a vessel security plan;

•	vessel identification number to be permanently marked on a vessel’s hull;

•	a continuous synopsis record kept onboard showing a vessel’s history including the name of the vessel, the state whose flag the vessel is entitled to fly, the date on which the vessel was registered with that state, the vessel’s identification number, the port at which the vessel is registered and the name of the registered owner(s) and their registered address; and

•	compliance with flag state security certification requirements.

Any vessel operating without a valid certificate may be detained at port until it obtains an International Ship Security Certificate, or ISSC, or it may be expelled from port, or refused entry at port.

The USCG regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid ISSC that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. We or our third-party technical managers, as applicable, implement the various security measures addressed by MTSA, SOLAS and the ISPS Code, and our Fleet complies in all material respects with applicable security requirements.

Inspection by Classification Societies

Every oceangoing vessel must be “classed” by a classification society. The classification society certifies that the vessel is “in class,” signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

For maintenance of the class certification, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

Annual Surveys. For seagoing vessels, annual surveys are conducted for the hull and the machinery, including the electrical plant and where applicable for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

Intermediate Surveys. Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

Class Renewal Surveys. Class renewal surveys, also known as special surveys, are carried out for the vessel’s hull, machinery, including the electrical plant, and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey the vessel is drydocked and is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one-year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a vessel owner has the option of arranging with the classification society for the vessel’s hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle. Upon a vessel owner’s request, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years. Vessels under five years of age can waive drydocking in order to increase available days and decrease capital expenditures, provided the vessel is inspected underwater.

Most of our vessels are drydocked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a “recommendation” which must be rectified by the vessel owner within prescribed time limits.

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society which is a member of the International Association of Classification Societies, or the IACS. In 2012, the IACS issued draft harmonized Common Structural Rules, that align with the IMO goals standards, and were adopted in winter 2013. All our vessels are certified as being “in class” by the American Bureau of Shipping, or ABS, Det Norske Veritas, or DNV, Bureua Veritas, or BV, Class NK, or NK, and Lloyd’s Register, or LR. All new and secondhand vessels that we acquire must be certified prior to their delivery under our standard purchase contracts and memoranda of agreement. If the vessel is not certified on the date of closing, we generally have no obligation to take delivery of the vessel except in circumstances where the damage is easily remedied, in which case we will take delivery of the vessel and have a claim for damages.

Oil Company Tanker Vetting Process

Traditionally there have been relatively few charterers in the oil transportation business and that part of the industry has been undergoing consolidation. The oil majors represent a significant percentage of the production, trading and, especially, seaborne transportation of crude oil and refined petroleum products worldwide. Concerns about the environment have led oil majors to develop and implement a strict due diligence process, known as vetting, when selecting vessels and considering their managers. Vetting has evolved into a sophisticated and comprehensive assessment of both the vessel and the vessel technical manager. While numerous factors are considered and evaluated prior to a commercial decision, the oil majors, through their association, Oil Companies International Marine Forum, or OCIMF, have developed two basic assessment tools: the Ship Inspection Report program, or SIRE, and the Tanker Management &

Self-Assessment program, or TMSA. The former is a physical vessel inspection based upon a thorough vessel inspection questionnaire and performed by accredited OCIMF inspectors, resulting in a report being logged on SIRE, while the latter is a recent addition to the risk assessment tools used by the oil majors. Based upon commercial risk, there are three levels of assessment used by oil majors:

•	terminal use, which clears a vessel to call at one of the oil major’s terminals;

•	voyage charter, which clears the vessel for a single voyage; and

•	period charter, which clears the vessel for use for an extended period of time.

The depth and complexity of each of these levels of assessment varies. Each charter agreement for our vessels requires that the applicable vessel have a valid SIRE report (less than six months old) in the OCIMF website as recommended by OCIMF. In addition, under the terms of the charter agreements, the charterers require that our vessels and their technical managers be vetted and approved to transport crude oil or refined petroleum products (as applicable). The technical manager, whether us or our appointed third-party manager, is responsible for obtaining and maintaining the vetting approvals required to successfully charter our vessels.

Risk of Loss and Liability Insurance

The operation of any drybulk carrier or tanker includes risks such as mechanical and structural failure, hull damage, collision, property loss, cargo loss or damage, business interruption due to political circumstances in foreign countries, piracy, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental incidents, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon owners, operators and demise charterers of vessels trading in the United States exclusive economic zone for certain oil pollution incidents in the United States, has made liability insurance more expensive for vessel owners and operators trading in the United States market.

We maintain hull and machinery insurance, war risks insurance, protection and indemnity cover, and freight, demurrage and defense cover for our Fleet in amounts that we believe to be prudent to cover day-to-day risks in our operations. We do not maintain insurance for loss of hire or earnings arising out of insured peril events other than limited loss coverage relating to defined war risk events. However, we may not be able to achieve or maintain this level of coverage throughout a vessel’s useful life. In addition, while we believe that the insurance coverage that we have obtained is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

Hull and Machinery and War Risks Insurance

We maintain marine hull and machinery and war risks insurance, which will include the risk of actual or constructive total loss, for all of our owned vessels. Each of our vessels is covered up to at least fair market value with deductibles ranging between $75,000 to $112,500 per vessel per incident. We also maintain increased value coverage for most of our vessels. Under this increased value coverage, in the event of total loss of a vessel, we will be able to recover the sum insured under the increased value policy in addition to the sum insured under the hull and machinery policy. Increased value insurance also covers excess liabilities which are not recoverable under our hull and machinery policy by reason of under insurance.

Protection and Indemnity Insurance

Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, which insure liabilities to third parties in connection with our shipping activities. This includes third-party liability and other related expenses resulting from the injury or death of crew, passengers and other third parties, the loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal. Our P&I coverage will be subject to and in accordance with the rules of the P&I Association in which the vessel is entered. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or clubs. Except for pollution and passenger and crew claims, our coverage is unlimited but restricted to amounts as determined by law including laws pertaining to limitation of liability. Cover for pollution claims are limited to $1.0 billion and cover for passenger and crew claims are restricted to $3.0 billion.

Our protection and indemnity insurance coverage for pollution will be $1.0 billion per vessel per incident. The thirteen P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. Each P&I Association has capped its exposure to this pooling agreement at a floating rate that is generally valued at approximately $6.5 billion. As a member of a P&I Association which is a member of the International Group, we are subject to calls payable to the associations based on the group’s claim records as well as the claim records of all other members of the individual associations and members of the pool of P&I Associations comprising the International Group.

Not all risks are insured and not all risks are insurable. The principal insurable risks which nonetheless remain uninsured across our Fleet are “loss of hire” and “strikes,” except in cases of loss of hire due to war risk event. Specifically, we do not insure these risks because the costs are regarded as disproportionate. These insurances provide, subject to a deductible, a limited indemnity for hire that would not be receivable by the vessel owner for reasons set forth in the policy. Should a vessel on time charter, where the vessel earns fixed hire day by day, suffer a serious mechanical breakdown, the daily hire will no longer be payable by the charterer for the period of off-hire. Under some circumstances, an event of force majeure may also permit the charterer to terminate the time charter or suspend payment of charter hire. The purpose of the loss of hire insurance is to secure the loss of hire during such periods. In the case of strikes insurance, if a vessel is being paid a fixed sum to perform a voyage and the vessel becomes strike bound at a loading or discharging port, the insurance covers the loss of earnings during such periods.

Permits and Authorizations

We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our vessels. The kinds of permits, licenses and certificates required depend upon several factors, including the commodity transported, the waters in which the vessel operates, the nationality of the vessel’s crew and the age of a vessel. We believe that we have obtained all permits, licenses and certificates currently required to permit our vessels to operate our business as currently conducted. Additional laws and regulations, environmental or otherwise, may be adopted which could limit our ability to do business or increase the cost of us doing business.

Emerging Growth Company

We are an emerging growth company, as defined in the JOBS Act. As such, we are eligible to, and intend to, take advantage of certain exemptions from various reporting requirements that are applicable to public companies that are not emerging growth companies, including, but not limited to, the provisions of the Sarbanes-Oxley Act requiring that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting; and any rules that may be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report on the financial statements. We currently prepare our financial statements in accordance with IFRS as issued by the IASB, which do not have separate provisions for publicly traded and private companies. However, in the event we convert to U.S. GAAP in the future while we are still an emerging growth company, we may be able to take advantage of the benefits of Section 107 of the JOBS Act, which provides that an emerging growth company can take advantage of the extended transition period provided in the Securities Act, for complying with new or revised accounting standards. We intend to continue to take advantage of these exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the date of our first sale of equity securities pursuant to an effective registration statement under the Securities Act, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our ordinary shares that are held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. See “Item 3. Key Information—Risk Factors—Risks Relating to our Ordinary Shares—The Jumpstart Our Business Startups Act of 2012, or JOBS Act, will allow Grindrod Shipping to postpone the date by which it must comply with some of the laws and regulations intended to protect investors and to reduce the amount of information provided in Grindrod Shipping’s reports filed with the SEC, which could undermine investor confidence in Grindrod Shipping and adversely affect the market price of Grindrod Shipping’s ordinary shares.”

Foreign Private Issuer

We are a “foreign private issuer” as defined by the rules under pursuant to Rule 405 under the Securities Act. Our status as a foreign private issuer exempts us from compliance with certain laws and regulations of the SEC and certain regulations of the NASDAQ, including the proxy rules, the short-swing profits recapture rules of Section 16 of the Exchange Act, and certain governance requirements, such as independent director oversight of the nomination of directors and executive compensation. In addition, we are not required to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies registered under the Exchange Act and we are generally exempt from filing quarterly reports with the SEC. Furthermore, we are not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act, which restricts the selective disclosure of material information.

We may take advantage of these exemptions for foreign private issuers until such time as we are no longer a foreign private issuer. We are required to determine our status as a foreign private issuer on an annual basis at the end of our second fiscal quarter. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (1) the majority of our executive officers or directors are U.S. citizens or residents; (2) more than 50% of our assets are located in the United States; or (3) our business is administered principally in the United States. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Ordinary Shares—Grindrod Shipping may lose its foreign private issuer status, which would then require it to comply with the Exchange Act’s domestic reporting regime and cause Grindrod Shipping to incur additional legal, accounting and other expenses”.

Legal Proceedings

We may, from time to time, be involved in litigation and claims arising out of our operations in the normal course of business that may be brought against us, that could have a material adverse effect on our business, financial position, results of operations, cash flows or liquidity. From time to time we may face claims which fall outside the scope of our insurance coverage. In respect of such claims, we purchase FD&D insurance, which is discretionary coverage for the costs of defending or prosecuting such claims (for example, claims of a purely contractual nature, or collection of freight and demurrage). Those claims, even if covered by insurance and/or lacking merit, could result in the expenditure of significant financial and managerial resources.

We currently are involved in a dispute with Her Majesty’s Revenue & Customs service of the United Kingdom, or HMRC, regarding a tax of 28% on a balancing charge against one of our subsidiaries. This tax relates to the purchase of the Torea vessel in December 2010 (which we subsequently sold in October 2017) following the vessel coming out of the U.K. tonnage tax regime earlier in the period. An adverse resolution of this dispute could result in an additional tax liability to us of approximately $5.7 million plus interest on late paid tax. While defenses are available to us, a liability amount of $2.4 million has been recorded in our consolidated and combined financial statements. The HMRC has issued a Closure Notice indicating that this tax is payable, which we have appealed. On May 1, 2018, the HMRC upheld the Closure Notice. On May 22, 2018, we appealed to the Tax Tribunal in London and on October 31, 2018, we agreed on a statement of facts with HMRC. A court date has not yet been scheduled and it is not currently possible to predict when the dispute will be resolved.

C.	Organizational Structure

Grindrod Shipping is a company incorporated under the laws of Singapore. We directly own two subsidiaries through which business operations are conducted and staff are employed. One is a Singapore company and the other is a South African company. Each of our wholly owned vessels is held through separate, wholly owned subsidiaries of our Singapore subsidiary, each of which is incorporated in Singapore, except one incorporated in the Marshall Islands. Please see Exhibit 8.1 to this annual report for a list of our current subsidiaries.

D.	Property, Plants and Equipment

We do not own any material real property. We lease office space in several countries where we have staff or operations. Our largest offices are in Singapore, South Africa and the United Kingdom. Our main material assets consist of our vessels which are owned through several subsidiaries and joint ventures. See “—Organizational Structure” above.

For a description of our Fleet, see “—History and Development of the Company” and “—Business Overview—Our Fleet” above.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following management’s discussion and analysis and results of operations and financial condition together with our consolidated and combined financial statements, including the notes, and the other financial information appearing elsewhere in this annual report. Certain information contained in this discussion and analysis and elsewhere in this annual report includes forward-looking statements that involve risks and uncertainties. See “Cautionary Statement Regarding Forward-looking Statements” and “Item 3. Key Information—Risk Factors” for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in this annual report.

Overview

We are an international shipping company that owns, charters-in and operates a fleet of drybulk carriers and tankers. We own some of our vessels directly and some of our vessels in joint venture arrangements. We operate two businesses primarily in: the drybulk carriers business, which is further divided into handysize, supramax/ultramax, and other operating segments; and the tankers business, which is further divided into medium range tankers, small tankers, and other operating segments. Activities that do not relate to these business segments are accumulated in an “unallocated” segment. Our historical business also includes a container business which we held through OACL, and a bunker business which we held through Unicorn Bunker, both of which were separated from Grindrod Shipping in the first quarter of 2018. See “—The Spin-Off” below.

Our handysize and supramax/ultramax operating fleet consists of 24 owned drybulk carriers (including 13 drybulk carrier that we own through joint ventures) and six long-term chartered-in drybulk carriers. We have 18 handysize drybulk carriers and 12 supramax/ultramax drybulk carriers in our operating fleet with sizes ranging from 28,240 dwt to 60,490 dwt. We also have two owned ultramax drybulk carriers under construction each with a size of 61,000 dwt, and three supramax/ultramax drybulk carriers under construction with sizes of 60,000 dwt to 62,000 dwt that we will charter in on delivery from the shipyard. Our drybulk carriers transport a broad range of major and minor bulk and breakbulk commodities, including ores, coal, grains, forestry products, steel products and fertilizers, along worldwide shipping routes, and are currently employed in pools of similarly sized vessels or in the spot market.

Our tanker operating fleet consists of eight owned tankers and two long-term chartered-in tankers. We have seven medium range tankers and three small tankers in our operating fleet with sizes ranging from 16,480 dwt to 51,570 dwt. Our tankers carry petroleum products, which include both clean products, such as petrol, diesel, jet fuel and naptha, and dirty products, such as heavy fuel oil. Our tankers do not carry crude oil. Our tankers are also classed to carry low hazard chemical products, which include liquid bulk vegetable oils. Our tankers are currently employed in pools of similarly sized vessels, commercially managed by third parties, and under various other arrangements, including charter-out, bareboat charter, under COAs or in the spot market.

Recent Developments

Joint Ventures and Vessels

The IVS Bulk joint venture termination date was extended from December 31, 2018 to June 30, 2019. See “Item 4. Information on the Company—Our Joint Ventures”.

We have commenced the wind up of the Leopard Tankers joint venture with Vitol, our joint venture partner, in which we and Vitol each acquired two medium range “eco” tankers from the joint venture. Accordingly, we acquired Leopard Moon and Leopard Sun for a total purchase price of approximately $54.0 million. Proceeds from the sale by Leopard Tankers of its vessels have been applied to fully repay the joint venture’s $138.5 million credit facility, of which $70.2 million remained outstanding as of December 31, 2018, and our guaranty thereunder has been released upon full repayment. The financial results of Leopard Moon and Leopard Sun will be consolidated into our financial statements following delivery of these vessels to us. In January and February 2019, we drew down $14.9 million on each vessel, on a new $29.9 million credit facility with NIBC Bank N.V. secured by the two vessels and bearing interest at LIBOR plus a margin of 3.20% per annum to finance in part the acquisition of the two vessels from Leopard Tankers.

Our joint venture with Engen Petroleum Limited, in which we have a 50% interest, sold its last remaining vessel, the medium range tanker Lavela, in March 2019. Following this sale, the joint venture is expected to be wound up.

On April 2, 2019, we contracted to sell the handysize drybulk carrier IVS Kawana for US$7,800,000. The vessel is expected to deliver to the new owners on April 30, 2019.

Loan Agreements

In March 2019, we agreed to indicative terms on a term loan facility with IYO Bank for an amount up to approximately $31.4 million, the proceeds of which are expected to be used to finance a portion of the purchase price for two newbuild vessels, IVS Okudogo and IVS Prestwick, on their delivery. The facility is expected to have a seven year term, repayable in quarterly installments with a balloon payment at the end of the repayment schedule, to bear interest at a rate of LIBOR plus 200 basis points per annum and to be secured by, amongst other security, the two newbuild vessels. We cannot assure you that we will successfully enter into a definitive agreement relating to this facility.

Other

In December 2018, the trustees to the Grindrod Pension Fund, a fund for employees of the Former Parent, recommended that the portion of the pension fund surplus that related to former or current employees of GSSA should be passed down to us. The advisors to the Grindrod Pension Fund recommended that GSSA should be included as a second participating employer of this fund and that GSSA should receive 40% of the pension fund surplus. An amendment to the rules of the Grindrod Pension Fund is required for GSSA to become a participating employer, which also requires approval by the South African Financial Sector Conduct Authority, or FSCA. Application for a rule amendment was submitted to the FSCA after December 31, 2018, and we have not yet received confirmation that the change has been accepted.

Components of Our Operating Results

Revenue. Revenue includes vessel revenue, ship sales, and other revenue. Vessel revenue consists of charter hire revenue and freight revenue. Charter hire revenue primarily relates to time charter contracts and freight revenue primarily relates to voyage charter contracts and pool distributions (which consist of distributions to us of net earnings relating to our vessels in pools operated by third parties). Ship sales include ship sales as well as the sale of bunkers and other consumables relating to ships sold. Other revenue includes management fees and other revenue.

We generate revenue by charging customers for their use of our vessels or for the transportation by us of their drybulk and liquid bulk cargoes. Historically, these services generally have been provided by operating our vessels in commercial pools, in the spot market, and on time charters. We also manage our charter rate risk and employment risk by using forward freight arrangements and entering into COAs.

The table below illustrates in general the primary distinctions among these different employment arrangements.

	Commercial Pool	Spot Market	Time Charters
Typical contract length	Varies	Varies	Varies
Charter hire rate basis(1)	Varies	Varies	Daily
Voyage expenses	Pool pays	We or customer pays	Customer pays
Vessel operating costs for owned vessels	We pay	We pay	We pay
Charter hire costs for vessels chartered-in by us	We pay	We pay	We pay
Off-hire(2)	Pool does not pay	Customer does not pay	Customer does not pay

(1)	“Charter hire rate” refers to the basic payment from the charterer for the use of the vessel under time charter.

(2)	“Off-hire” refers to the time a vessel is not available for service due primarily to scheduled and unscheduled repairs or drydockings. For time chartered-in vessels, we do not pay the charter hire cost when the vessel is off-hire. And for time chartered-out vessels, the charterer is not obliged to pay us the charter hire when the vessel is off-hire.

We also generate revenue by acting as commercial manager for vessels owned by our joint ventures or by third parties, and as technical manager for vessels owned by our joint ventures. The commercial management services we provide are in respect of our management and operation of our drybulk handysize pool, or the IVS Handysize Pool, and our drybulk supramax/ultramax pool, or the IVS Supramax Pool, and the commercial management of three large drybulk handysize vessels we own through a joint venture that, due to their size, do not trade in the IVS Handysize Pool. Commercial management fees are charged per vessel as a fixed daily fee plus a fixed percentage of the TCE revenue achieved by the managed vessel. Technical management fees are charged at an agreed fixed amount per year or part thereof to cover our time and expertise.

Cost of sales. Cost of sales includes voyage expenses which represent the direct costs associated with operating a vessel between loading and discharge at the applicable ports and include pool distributions (which consist of net earnings payable to third-party and joint venture owners of vessels in the pools we manage), fuel expenses, port expenses, other expenses and freight forward agreements; vessel operating costs, which consist of crew expenses, repairs and maintenance, insurance, and other costs associated with the technical management of the Fleet; charter hire costs, which primarily relates to time charter contracts; depreciation and amortization; other expenses, which consist of container expenses, freight expenses, cargo handling, provision for onerous contracts, and other logistic purchases; and cost of ship sales, which consist of cost of sales on sale of ships classified as inventories and cost of sales on sale of bunkers and other consumables sold with a vessel.

Other operating income. Other operating income consists of dividend income and foreign exchange gain.

Administrative expenses. Administrative expenses comprise general corporate overhead expenses, including personnel costs, property costs, audit fees, legal and professional fees, and other general administrative expenses. Personnel costs include, among other things, salaries and short- and long-term incentives, pension costs, fringe benefits, travel costs and health insurance. Administrative expenses may increase in connection with becoming a publicly reporting, listed entity, as a result of, among other things, increased audit, legal and professional fees and listing and exchange related costs. In addition, personnel costs may increase for a number of reasons, including in connection with relocation of certain management personnel to our Singapore office in connection with the Spin-Off.

Other operating expenses. Other operating expenses consisted primarily of foreign exchange loss and impairment loss on ships, impairments on intangibles and goodwill, impairment loss on the net assets of OACL and other operating expenses.

Share of losses of joint ventures. Share of losses of joint ventures relates to operating profits or losses attributable to our joint ventures. Our joint ventures are accounted for on an equity basis.

Impairment loss recognized on financial assets. Impairment loss recognized on financial assets relates to expected credit losses and changes in those expected credit losses, to reflect changes in credit risk since the initial recognition of the financial assets.

Interest income. Interest income primarily relates to interest on loans to joint ventures; bank interests; and other interests.

Interest expense. Interest expense primarily relates to interest on ship loans, interest on loans from related companies and interest on bank loans.

Income tax. Income tax represents the sum of the tax currently payable and deferred tax. The tax currently payable is based on taxable profit for the year. Deferred tax is recognized on the differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable income.

Factors Affecting Our Results of Operations and Financial Condition

The principal factors which affect our results of operations and financial condition include:

•	strength of world economies, in particularly in China and the rest of the Asia-Pacific region;

•	cyclicality in the drybulk and tanker industries and volatility of charter rates which is impacted by supply and demand;

•	seasonality;

•	our ability to successfully compete in the drybulk and tanker markets and employ or procure the employment of our vessels at economically attractive rates;

•	changes in supply of drybulk and tanker vessels;

•	the duration of our charter contracts and market conditions when charters expire;

•	our decisions relating to vessel acquisitions and disposals and our ability to buy and sell vessels, and to charter-in vessels at prices we deem satisfactory;

•	the strength of and growth in the number of our customer relationships;

•	an increase in the price of bunker or other market-related increases to components of our costs of sales, including the costs associated with the IMO 2020 regulations limiting sulfur content in fuels;

•	depreciation on our vessels and potential impairment charges;

•	the amount of time and expense that we spend positioning our vessels and changes in trade routes for a variety of reasons, including as a result of additional trade tariffs imposed by China and the United States;

•	loss of operating days through accidents or other damage to our vessels, as well as a result of disruptions along our operating routes;

•	the failure of counterparties to fully perform their contracts with us;

•	the required maintenance capital expenditures relating to our vessels and other administrative expenses;

•	the amount of expense incurred, and time that our vessels spend, in drydock undergoing repairs;

•	the age, condition and specifications of our vessels;

•	the effective and efficient technical management of our vessels and our vessel operating costs;

•	our ability to satisfy the technical, health, safety and compliance standards of our customers, especially major oil companies;

•	our ability to access capital to finance our Fleet, including our ability to pay down our existing credit facilities if the fair market values of our vessels decline;

•	our level of debt and related interest expense;

•	fluctuations in interest rates, and foreign exchange rates, and the uncertainty surrounding the continued existence of LIBOR;

•	corruption, piracy, militant activities, political instability and terrorism in locations where we may operate;

•	losses or provisions for losses on uncollectible revenue;

•	the effectiveness of forward freight agreements, bunker swaps and other contracts we may enter into to manage our revenue and expenses and costs in unwinding them;

•	the cost and adequacy or otherwise of our insurance coverage;

•	fluctuations in foreign currency exchange rates; and

•	inflation.

The Spin-Off

In connection with the Spin-Off, Former Parent sold all of the shares it held in its wholly-owned subsidiaries, Grindrod Shipping Pte. Ltd., or GSPL, and Grindrod Shipping (South Africa) Pty Ltd, or GSSA, to Grindrod Shipping, in exchange for a market related consideration. On the Closing Date, Former Parent made a pro rata distribution to its shareholders that resulted in its shareholders receiving Grindrod Shipping ordinary shares in the same proportion as they held their Former Parent ordinary shares immediately prior to the consummation of the Spin-Off.

Our consolidated and combined financial statements and, unless otherwise indicated, other financial information concerning us included in this annual report, are presented in U.S. dollars. We have prepared our consolidated and combined financial statements in accordance with IFRS as issued by the IASB. Our audited consolidated and combined financial statements presented in this annual report represent the combined financial statements of GSPL and GSSA prior to June 18, 2018 and represent the consolidated financial statements of the company as a separate publicly traded company on and subsequent to June 18, 2018 following the Spin-Off. In addition, for periods prior to January 1, 2018 the financial statements include components of Former Parent’s shipping business which were not transferred to us in the Spin-Off. In the first quarter of 2018, GSSA sold two of its businesses, OACL and Unicorn Bunker, to another Former Parent subsidiary and such businesses are not part of our results of operations for periods following the disposal on January 1, 2018, however, the proceeds from these sales remained with us. The historical financial information has been prepared with the objective of presenting the results and net assets of Grindrod Shipping over the periods presented. Consequently, this historical financial information may not necessarily be indicative of the financial performance that would have been achieved had Grindrod Shipping operated as a stand-alone entity for the periods presented. Accordingly, our historical results of operations may not be indicative of our future results of operations or financial condition as a separate, stand-alone public company.

Non-GAAP Financial Measures

The financial information included in this annual report includes certain “non-GAAP financial measures” as such term is defined in SEC regulations governing the use of non-GAAP financial measures. Generally, a non-GAAP financial measure is a numerical measure of a company’s operating performance, financial position or cash flows that excludes or includes amounts that are included in, or excluded from, the most directly comparable measure calculated and presented in accordance with IFRS. For example, non-GAAP financial measures may exclude the impact of certain unique and/or non-operating items such as acquisitions, divestitures, restructuring charges, large write-offs or items outside of management’s control. Management believes that the non-GAAP financial measures described below provide investors and analysts useful insight into our financial position and operating performance.

TCE Revenue and TCE per day. TCE revenue is defined as vessel revenue less voyage expenses. Such TCE revenue, divided by the number of our operating days during the period, is TCE per day. Vessel revenue and voyage expenses as reported for our operating segments include a proportionate share of vessel revenue and voyage expenses attributable to our joint ventures based on our proportionate ownership of the joint ventures for the period the joint venture existed during a relevant period. The number of operating days used to calculate TCE per day also includes the proportionate share of our joint ventures’ operating days for the period the joint venture existed during in a relevant period and also includes charter-in days. TCE per day is a common shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters have to cover voyage costs and are generally not expressed in per-day amounts while charter hire rates for vessels on time charters do not cover voyage costs and generally are expressed in per day amounts.

Below is a reconciliation from TCE revenue to revenue.

	Year Ended December 31,
	2018			2017			2016
(In thousands of U.S. dollars)	Revenue	Voyage Expenses	TCE Revenue	Revenue	Voyage Expenses	TCE Revenue	Revenue	Voyage Expenses	TCE Revenue
Vessel revenue
Handysize	116,372	(57,707)	58,665	118,262	(59,004)	59,258	97,239	(53,362)	43,877
Supramax/ultramax	146,097	(71,087)	75,010	156,517	(76,497)	80,020	116,171	(56,009)	60,162
Medium range tankers	37,911	(7,966)	29,945	42,561	(7,555)	35,006	48,672	(5,019)	43,653
Small tankers	17,395	(3,463)	13,932	22,740	(3,725)	19,015	22,561	(3,454)	19,107
Other drybulk carriers	1,218			56,644			76,643
Other tankers	5,183			14,186			15,721
Other revenue	15,163			23,533			17,409
Adjustments(1)	(20,321)			(24,941)			(22,884)
Revenue	319,018			409,522			371,532

(1)	Vessel revenue earned and voyage expenses incurred by the joint-ventures are included within the operating segment information on a proportionate consolidation basis for the period the joint venture existed during the relevant period. Accordingly, joint-ventures’ proportionate financial information are adjusted out to reconcile to the consolidated and combined financial statements.

Vessel operating cost per day. Vessel operating costs per day represents vessel operating costs divided by the number of calendar days for owned vessels during the period. The vessel operating costs and the number of calendar days used to calculate vessel operating costs per day includes the proportionate share of our joint ventures’ vessel operating costs and operating days for the period the joint venture existed during the relevant period and excludes charter-in days.

EBITDA and Adjusted EBITDA. EBITDA is defined as earnings before income tax expense or credit, interest income, interest expense, impairment loss recognized on financial assets, share of (profit)/loss of joint ventures and depreciation and amortization. Adjusted EBITDA is EBITDA adjusted to exclude the items set forth in the table below, which represent certain non-recurring, non-operating or other items that we believe are not indicative of the ongoing performance of our core operations.

EBITDA and Adjusted EBITDA are used by analysts in the shipping industry as common performance measures to compare results across peers. EBITDA and Adjusted EBITDA are not items recognized by IFRS, and should not be considered in isolation or used as alternatives to loss for the period or any other indicator of our operating performance.

Our presentation of EBITDA and Adjusted EBITDA is intended to supplement investors’ understanding of our operating performance by providing information regarding our ongoing performance that exclude items we believe do not directly affect our core operations and enhancing the comparability of our ongoing performance across periods. Our management considers EBITDA and Adjusted EBITDA to be useful to investors because such performance measures provide information regarding the profitability of our core operations and facilitate comparison of our operating performance to the operating performance of our peers. Additionally, our management uses EBITDA and Adjusted EBITDA as measures when reviewing our operating performance. While we believe these measures are useful to investors, the definitions of EBITDA and Adjusted EBITDA used by us may not be comparable to similar measures used by other companies.

The table below presents the reconciliation between loss for the period to EBITDA and Adjusted EBITDA for the 12 month periods ended December 31, 2018, 2017 and 2016:

	Year Ended December 31,
(In thousands of U.S. dollars)	2018	2017	2016

Loss for the Period	$(20,640)	$(60,812)	$(43,709)
Adjusted for:
Income tax expense	1,389	3,226	3,849
Interest income	(3,787)	(7,164)	(5,260)
Interest expense	6,517	6,548	4,899
Impairment loss recognized on financial assets	1,583	-	-
Share of (profit)/losses of joint ventures	454	12,946	3,472
Depreciation and amortization	14,292	19,680	21,551

EBITDA	$(192)	$(25,576)	$(15,198)

Adjusted for
Listing costs	3,582	2,609	-
Impairment loss on ships	-	16,503	12,625
Impairment loss on goodwill and intangibles	-	12,119	-
Impairment loss on assets of disposal group	-	5,092	-
Gain on disposals of business	(3,255)	-	-
Gain on deemed disposal of previously held joint venture	(213)	-	-

ADJUSTED EBITDA	$(78)	$10,747	$(2,573)

Headline Loss and Headline Loss Per Share. The JSE requires that we calculate and publicly disclose Headline Loss Per Share and Diluted Headline Loss Per Share. Headline Loss Per Share is calculated using net income which has been determined based on IFRS. Accordingly, this may differ to the Headline Loss Per Share calculation of other companies listed on the JSE because these companies may report their financial results under a different financial reporting framework such as U.S. GAAP.

Headline Loss for the period represents Loss for the period adjusted for the re-measurements that are more closely aligned to the operating or trading results as set forth below, and Headline Loss Per Share represents this figure divided by the weighted average number of ordinary shares outstanding for the period. The table below presents a reconciliation between Loss for the period to Headline Loss for the 12 month periods ended December 31, 2018, 2017 and 2016:

	Year ended December 31,
(In thousands of U.S. dollars, other than per share data)	2018	2017	2016
Reconciliation between loss for the period and headline earnings:
Loss for the period	$(20,640)	$(60,812)	$(43,709)
Adjusted for:
Impairment loss on joint venture’s ships	2,862	21,765	5,887
Impairment loss on ships	-	16,503	12,625
Impairment loss on goodwill and intangibles	-	12,119	-
Impairment loss on assets of disposal group	-	5,092	-
Gain/loss on disposals of plant and equipment	(63)	2	1,078
Gain on disposals of business	(3,255)	-	-
Gain on deemed disposal of previously held joint venture	(213)	-	-
Capital gains tax on sale of businesses	1, 797	-	-
Headline Loss	$(19,512)	$(5,331)	$(24,119)

Number of shares on which the basic and diluted per share figures have been calculated	19,063,833	19,063,833	19,063,833
Basic and diluted loss per share	$(1.08)	$(3.19)	$(2.29)
Basic and diluted headline loss per share	$(1.02)	$(0.28)	$(1.27)

Critical Accounting Policies

Our consolidated and combined financial statements and accompanying notes are prepared in accordance with IFRS. In many instances, the application of such principles requires management to make estimates or to apply subjective principles to particular facts and circumstances. A change in the estimates or a variance in the application, or interpretation of IFRS could yield a materially different accounting result. A summary of our critical accounting estimates where we believe that had we made different estimations, judgments or interpretations from the ones we made, would have yielded the most significant differences in our consolidated and combined financial statements, can be found in the notes to the consolidated and combined financial statements. See Note 2 to the consolidated and combined financial statements for a summary of all of our significant accounting policies.

Vessels and depreciation

Owned vessels are measured at cost less accumulated depreciation and any accumulated impairment losses. Cost comprises acquisition cost and costs directly related to the acquisition up until the time when the asset is ready for use, including interest expense incurred to finance the vessel during that period. The market average useful life of a vessel is estimated to range from 25 to 30 years at which point it would usually be scrapped. Our strategy is to maintain a young fleet compared to the market average. For accounting purposes, we estimate useful life as 15 years from date of delivery for new vessels. Vessels are depreciated on a straight-line basis to an estimated residual value over their useful life of 15 years.

An increase in the useful life of the vessel or in its residual value would have the effect of decreasing the annual depreciation charge and, in the case of an increased useful life, extending it into later periods. A decrease in the useful life of the vessel or in its residual value would have the effect of increasing the annual depreciation charge.

The carrying value of our vessels will not necessarily represent the fair market value of such vessels or the amount we could obtain if we were to sell any of our vessels.

Pursuant to our bank credit facilities, prior to drawdown of loans under the credit facilities we submit to the lenders open-market, individual, charter-free valuations of the vessels collateralizing the relevant facility. Thereafter, we will regularly submit to the lenders valuations of our vessels done on the same basis in order to evidence our compliance with the collateral maintenance covenants under our bank credit facilities. We also obtain such valuations each quarter on all 100% owned vessels, joint venture owned vessels and all chartered-in vessels where there is a purchase option in our Fleet. These valuations as well as the valuations for the purposes of the bank credit facilities, are performed by an independent valuator not connected with the group, who has appropriate qualifications and relevant experience in the valuation of the vessels in the relevant sectors. We have received valuations on all 100% owned vessels, joint venture owned vessels and all chartered-in vessels where we have purchase options in our Fleet as of December 31, 2018. If we were to compare those valuations to the carrying value of our 100% owned vessels as of December 31, 2018, that carrying value would exceed their valuations by an aggregate of $33.9 million, ranging on individual vessels from $0.3 million to $4.6 million. The valuations of our vessels can vary depending on the shipyards where they were built and the dates of delivery.

Impairment of Assets

At the end of each reporting period, and on a continuous basis, if indicators of impairment are present, the carrying amount of tangible and intangible assets is assessed to determine whether there is any indication that those assets may have suffered an impairment loss. We also assess the carrying value of our assets when we make a decision to divest of the asset for any reason, including the age of our vessels, if a joint venture that owns vessels comes to an end in accordance with its terms or if it no longer fits into our strategic planning. The recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. For estimating the recoverable amount of an asset we may also use the market comparable approach that reflects recent transaction prices for similar assets, with similar age and specifications. We use the market comparable approach where we have decided to divest of an asset. Where it is not possible to estimate the recoverable amount of an individual asset, the recoverable amount of the cash-generating unit to which the asset belongs is estimated. Value in use is a key method for estimating the recoverable amount where we have not determined to divest of the asset, and is estimated taking into account discounted future cash flows, forecast market conditions and the expected lives of the assets. If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, its carrying amount is reduced to the higher of its recoverable amount and zero. Where there is an impairment loss relating to a cash-generating unit, the impairment loss is first allocated to reduce the carrying amount of goodwill, if any, and then to the other assets of the cash-generating unit. Subsequent to the recognition of an impairment loss, the depreciation or amortization charge for the asset is adjusted to allocate its remaining carrying value, less any residual value, over its remaining useful life.

Impairment losses on tangible assets are recognized in profit or loss. If the estimate of the recoverable value of an asset (following an impairment loss) subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount but limited to the carrying amount that would have been determined had no impairment loss been recognized in prior years. A reversal of an impairment loss is recognized in profit or loss.

Impairment losses recognized on goodwill and other intangible assets are not subsequently reversed if the value of the goodwill subsequently increases. The attributable amount of goodwill is included in the calculation of profit or loss on disposal when the related business is sold.

Vessels

In developing a value in use calculation for a vessel, we make assumptions and estimates about vessels’ future performance, with the most significant assumptions relating to (i) charter rates on vessels which are based on management’s estimate of the average charter rates over the remaining life of the vessel to 15 years, (ii) off-hire days, which are based on historical off-hire statistics for our Fleet, (iii) operating costs, based on current levels escalated over time based on long term trends, (iv) drydocking frequency, duration and cost, (v) estimated useful life which is assessed as a total of 15 years from construction and (vi) estimated sale value of that vessel when the vessel reaches 15 years. We apply the U.S. dollar inflation rate to vessel operating costs (not including depreciation). The future cash flows are discounted to their present value using the current fiscal year’s discount rate to reflect the time value of money.

Although we believe that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. There can be no assurance as to how long term charter rates and vessel values will remain at their current levels, whether they will improve by any significant degree, or whether they will achieve the forecast charter rates estimated in the value in use calculations. Charter rates may remain at depressed levels for some time, which could adversely affect our revenue and profitability, and future assessments of vessel impairment.

The recoverable amounts of vessels that will be classified as inventories are determined based on fair value less cost of disposal, with fair value determined based on the market comparable approach that reflects recent transaction prices for similar vessels, with similar age and specifications. In valuing the vessels, the appraisers take into consideration the prevailing market conditions and make adjustments for differences where necessary before arriving at the most appropriate value for the vessels.

Management monitors developments in the market charter rates in order to assess the appropriateness of the charter rates that are utilized in the impairment analyses.

As at December 31, 2018, a change to the following estimate used in management’s assessment would result in the recoverable amount of each vessel being below the carrying amount of the vessel (on the basis that each of the other key assumptions remain unchanged):

Drybulk Carriers:

•	13.3% to 37.8% decrease to the charter rate; or

•	12.3% to 81.8% increase to the discount rate.

Tankers:

•	0.6% to 33.9% decrease to the charter rate; or

•	0.8% to 22.4% increase to the discount rate.

Based on the key assumptions and taking into account the sensitivity analysis above, management determined that the estimated recoverable amount of the vessels are appropriate. Accordingly, no further allowance for impairment loss was recognized during the year ended December 31, 2018. During the years ended December 31, 2017 and 2016, an impairment loss of $16.5 million and $12.6 million, respectively, was recognized in “other operating expenses”. The impairment loss in the 2017 and 2016 fiscal years were largely due to the depressed charter rates and vessel values as a result of an oversupply of vessel capacity.

Non-Vessel

Goodwill and intangible assets with indefinite useful lives or which are not available for use, and the cash-generating units to which these assets have been allocated, are tested for impairment at the end of each reporting period and on a continuous basis, even if there is no indication of impairment. For the purpose of impairment testing, goodwill is allocated to each of the cash-generating units expected to benefit from the synergies of the combination at inception of the combination.

During the year ended December 31, 2018 we made no impairments to goodwill or intangible assets. On December 31, 2017, we impaired the goodwill and intangible assets that arose on the acquisition of the remaining equity of one of our former joint ventures in 2014. Goodwill was impaired on December 31, 2017 by $8.5 million and the intangible assets were impaired by $3.6 million. Management took the decision to impair the value based on the fact that the profits declined from those earned in previous years and the business model has changed thereby effecting the division.

Two vessels that were held in a joint venture were required to be impaired during the year ended December 31, 2018. The impairment loss on the vessels was recorded by us as a share of losses in joint ventures for $2.9 million. The vessels were required to be impaired in the joint venture to net realizable value due to a sale of one vessel in December 2018 and the anticipated sale of the other vessel, which occurred on March 27, 2019.

On December 31, 2018, we impaired a financial asset, being a receivable from a joint venture, in the amount of $1.6 million because it is unlikely that such receivable will be repaid in connection with the wind up of the joint venture.

Revenue Recognition and Voyage Expenses

Before January 1, 2018

Revenue represents the gross inflow of economic benefits during the period arising in the course of the ordinary activities when those inflows result in increases in equity, other than increases relating to contributions from equity participants and consists of freight, charter hire, sale of ships and bunkers and consumables related to the ship sales, and management fee income. Revenue is measured at the fair value of the consideration received or receivable. Revenue is reduced for estimated customer returns, rebates and other similar allowances.

Charter hire is recognized on a daily accrual basis. Freight revenue is recognized on completion of the voyage and for uncompleted voyages at year-end on the percentage of completion basis. Results of uncompleted voyages are included based on the estimated voyage result and the voyage time elapsed. Anticipated losses for contracts arising on uncompleted voyages are provided in full.

Sales of ships, bunkers and consumables are recognized when all the following conditions are satisfied:

•	we have transferred to the buyer the significant risks and rewards of ownership of the goods;

•	we retain neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

•	the amount of revenue can be measured reliably;

•	it is probable that the economic benefits associated with the transaction will flow to the entity; and

•	the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Management fee income is recognized on accrual basis over the period of services rendered.

From January 1, 2018

Vessel revenue

The primary source of revenue for us is vessel revenue, which is comprised of charter hire of ships and freight revenue.

Charter hire – We charter our vessel to third parties on a time charter basis for a period of time. Vessels that are employed in pool arrangements also operate under a time charter contract. The performance obligations within a time-charter contract, which will include the lease of the vessel to the charterer and the operation of the vessel, are satisfied as services rendered over the duration of such contract as measured using the time that has elapsed from commencement of performance.

For time charter contracts not under pool arrangements, hire is typically invoiced bi-monthly or monthly in advance for time-charter contracts, based on a fixed daily hire amount. Variabilities can be charged such as penalties relating to off-hire or where performance and speed metrics within the contract are not met. Time charter contracts may contain provisions for increases which may come in the form of annual hire rate adjustments for changes in indices or in the form of cost reimbursements for operating expenditures or dry-docking expenditures. In a small number of charters, we may earn profit share consideration, which occurs when actual spot rates earned by the vessel exceed certain thresholds for a period of time.

For time-charter contracts under pool arrangements, the hire rates are dependent on the pooled earnings of all the vessels in the pool. We recognize revenue from these pool arrangements based on the agreed allocation of the net distributions reported by the relevant pool, which represents net voyage revenue of the pool after voyages expenses and pool management fees.

Freight revenue – We recognize freight revenue for each specific voyage which is usually priced on a current, or spot, market rate and then adjusted for predetermined criteria. The performance obligations for freight revenue commence from the time the ship is ready at the load port until the cargo has been delivered at the discharge port. The revenue will be recognized over the duration of the voyage between the two points, as measured using the time that has elapsed from commencement of performance at the load port. Management assesses the stage of completion as determined by the proportion of the total time expected for the voyage that has elapsed at the end of the reporting period as an appropriate measure of progress towards complete satisfaction of these performance obligations and the revenue is recognized in accordance with the calculated stage of completion. The duration of a single voyage will typically be less than three months. Demurrage and despatch are considered at contract inception and estimates are updated throughout the contract period. The consideration for demurrage and despatch will be recognized in the period within which such consideration was incurred. A contract asset is recognized over the period in which the freight services are performed representing the entity’s right to consideration for the services performed as at the end of the reporting period.

Sale of ships, bunkers and consumables

We generate revenue from the sale of ships, bunkers and consumables. Revenue is recognized when control of the ships, bunkers and consumables have been delivered to the buyer. We only have the right to the consideration at the point of transfer of the asset.

Management fees

We also generate revenue from the management and operation of vessels owned by third parties and by equity-accounted investees as well as providing corporate management services to such entities. The performance obligations within these contracts will typically consist of crewing, technical management, insurance and potentially commercial management. The performance obligations are satisfied concurrently and consecutively rendered over the duration of the management contract, as measured using the time that has elapsed from commencement of performance. Consideration for such contracts will generally consist of a fixed monthly management fee, plus the reimbursement of crewing and other costs for vessels being managed. Management fees are typically invoiced monthly.

Voyage expenses

Voyage expenses that relate directly to a contract include charter hire expenses, fuel expenses and port expenses. Before January 1, 2018, voyage expenses were expensed based on percentage of completion derived from voyage time elapsed. From January 1, 2018, contract costs are deferred and amortized over the course of the voyage on a percentage completion basis that is consistent with the revenue recognition under IFRS 15. This percentage of completion is derived from time elapsed between the tender of readiness to load a cargo or delivery of a vessel to a charterer, and the completion of discharging a cargo or redelivery of a vessel from a charterer. Contract costs are deferred only if they represent incremental costs of obtaining a contract or fulfilment costs that (i) relate directly a contract or to an anticipated contract, (ii) generate or enhance resources to be used in meeting obligations under the contract and (iii) are expected to be recovered.

Provisions

Provisions for losses on investment in and loans to joint ventures arises when our share of the accumulated losses made by the joint venture exceeds our carrying value of, in the first instance, our investment in the joint venture, and, thereafter, any loans to the joint venture.

An onerous contract is considered to exist where we have a contract under which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under such contract. Present obligations arising under onerous contracts are recognized and measured as a provision. Full provision is made for the present obligations of the unavoidable future losses of fulfilling the terms of onerous vessel charter contracts or COAs to which we are committed. See Note 23 to the consolidated and combined financial statements for further details.

Results of Operations

Year Ended December 31, 2018 Compared to the Year Ended December 31, 2017

Certain financial data on a consolidated and combined basis and for our key segments was as follows for the years ended December 31, 2018 and 2017. This information was derived from our consolidated and combined financial statements for the respective periods.

Consolidated and Combined Results of Operations

	Year Ended December 31,
(In thousands of U.S. dollars)	2018	2017
Revenue	$319,018	$409,522
Cost of sales
Voyage expenses	(151,705)	(166,924)
Vessel operating costs	(32,657)	(40,837)
Charter hire costs	(100,648)	(127,748)
Depreciation and amortization	(14,094)	(17,975)
Other expenses	(1,146)	(16,364)
Cost of ship sale	(7,675)	(17,560)
Gross profit	11,093	22,114
Other operating income	11,459	4,696
Administrative expenses	(31,599)	(32,868)
Other operating expenses	(5,437)	(39,198)
Share of losses of joint ventures	(454)	(12,946)
Impairment loss recognized on financial assets	(1,583)	-
Interest income	3,787	7,164
Interest expense	(6,517)	(6,548)
Loss before taxation	(19,251)	(57,586)
Income tax	(1,389)	(3,226)
Loss for the year	$(20,640)	$(60,812)

Segment Results of Operations(1)

	Year Ended December 31,
(In thousands of U.S. dollars)	2018	2017
Drybulk Carriers Business
Handysize Segment
Revenue	$126,709	$126,731
Cost of Sales	$(117,554)	$(123,963)
Supramax/ultramax Segment
Revenue	$147,322	$157,428
Cost of Sales	$(146,612)	$(155,907)
Tankers Business
Medium Range Tankers Segment
Revenue	$37,911	$53,307
Cost of Sales	$(39,795)	$(56,532)
Small Tankers Segment
Revenue	$21,175	$22,740
Cost of Sales	$(18,641)	$(18,549)

(1)

Segment results of operations include the impact of the proportionate share of joint ventures, which differs from the statements of profit or loss in our consolidated and combined financial statements which account for our investments in joint ventures under the equity method.

Set forth below are selected historical and statistical data of our operating fleet for the years ended December 31, 2018 and 2017 that we believe may be useful in better understanding our operating fleet’s financial position and results of operations(1).

	Year Ended December 31,
	2018	2017
Drybulk Carriers Business
Handysize Segment
Calendar days(2)	6,704	7,942
Available days(3)	6,565	7,840
Operating days(4)	6,495	7,720
Owned fleet operating days(5)	4,915	5,114
Long-term charter-in days(6)	221	365
Short-term charter-in days(7)	1,359	2,241
Fleet utilization(8)	98.9%	98.5%
Handysize Segment Average Daily Results
TCE per day(9)	$9,032	$7,675
Vessel operating costs per day(10)	$5,201	$5,034
Long-term charter in costs per day(11)	$8,600	$8,600
Supramax/ultramax Segment
Calendar days(2)	6,401	7,702
Available days(3)	6,345	7,702
Operating days(4)	6,315	7,584
Owned fleet operating days(5)	704	692
Long-term charter-in days(6)	2,299	2,524
Short-term charter-in days(7)	3,312	4,368
Fleet utilization(8)	99.5%	98.5%
Supramax/ultramax Segment Average Daily Results
TCE per day(9)	$11,878	$10,551
Vessel operating costs per day(10)	$4,641	$4,519
Long-term charter in costs per day(11)	$12,866	$13,092

Tankers Business
Medium Range Tankers Segment
Calendar days(2)	2,733	3,055
Available days(3)	2,721	2,999
Operating days(4)	2,660	2,994
Owned fleet operating days(5)	1,587	1,893
Long-term charter-in days(6)	1,073	1,101
Short-term charter-in days(7)	-	-
Fleet utilization(8)	97.8%	100%
Medium Range Tankers Segment Average Daily Results
TCE per day(9)	$11,258	$11,691
Vessel operating costs per day(10)	$6,888	$6,869
Long-term charter in costs per day(11)	$14,995	$14,756
Small Tankers Segment
Calendar days(2)	1,268	1,469
Available days(3)	1,234	1,461
Operating days(4)	1,223	1,461
Owned fleet operating days(5)	1,223	1,264
Long-term charter-in days(6)	-	197
Short-term charter-in days(7)	-	-
Fleet utilization(8)	99.1%	99%
Small Tankers Segment Average Daily Results
TCE per day(9)	$11,392	$13,014
Vessel operating costs per day(10)	$7,069	$7,427
Long-term charter in costs per day(11)	-	$10,905

(1)

Segment results of operations include the impact of the proportionate share of joint ventures, which differs from the statements of profit or loss in our consolidated and combined financial statements which account for our investments in joint ventures under the equity method.

(2)	Calendar days: total calendar days the vessels were in our possession for the relevant period.

(3)	Available days: total number of calendar days a vessel is in our possession for the relevant period after subtracting off-hire days for scheduled drydocking and special surveys. We use available days to measure the number of days in a relevant period during which vessels should be available for generating revenue.

(4)	Operating days: the number of available days in the relevant period a vessel is controlled by us after subtracting the aggregate number of days that the vessel is off-hire due to a reason other than scheduled drydocking and special surveys, including unforeseen circumstances. We use operating days to measure the aggregate number of days in a relevant period during which vessels are actually available to generate revenue.

(5)	Owned fleet operating days: the number of operating days in which our owned fleet for the relevant period.

(6)	Long-term charter-in days: the number of operating days for which our long-term charter-in fleet is operating for the relevant period. We regard chartered-in vessels as long-term charters if the period of the charter that we initially commit to is 12 months or more. Once we have included such chartered-in vessels in our Fleet, we will continue to regard them as part of our Fleet until the end of their chartered-in period, including any period that the charter has been extended under an option, even if at a given time the remaining period of their charter may be less than 12 months.

(7)	Short-term charter-in days: the number of operating days for which we have chartered-in third party vessels for durations of less than one year for the relevant period.

(8)	Fleet utilization: the percentage of time that vessels are available for generating revenue, determined by dividing the number of operating days during a relevant period by the number of available days during that period. We use fleet utilization to measure a company’s efficiency in technically managing its vessels.

(9)	TCE per day: vessel revenue less voyage expenses during a relevant period divided by the number of operating days during the period. The number of operating days used to calculate TCE revenue per day includes the proportionate share of our joint ventures’ operating days and includes charter-in days. See “—Non-GAAP Financial Measures” above. Operating and Financial Review and Prospects.

(10)	Vessel operating costs per day: vessel operating costs per day represents vessel operating costs divided by the number of calendar days for owned vessels. The vessel operating costs and the number of calendar days used to calculate vessel operating costs per day includes the proportionate share of our joint ventures’ vessel operating costs and calendar days and excludes charter-in costs and charter-in days.

(11)	Long-term charter-in costs per day: charter hire cost associated with long-term charter-in vessels divided by long-term charter-in days for the relevant period.

The table below presents the breakdown of charter hire costs into long-term charter hire costs and short-term charter hire costs for the 12 months to December 31, 2018, and 2017:

	Year ended December 31,
	2018			2017
(In thousands of U.S. dollars)	Long-term	Short-term	Charter Hire Costs	Long-term	Short-term	Charter Hire Costs

Handysize	1,904	14,187	16,091	3,139	19,634	22,773
Supramax/ultramax	29,580	39,848	69,428	33,038	40,298	73,336
Medium Range Tankers	16,090	-	16,090	16,257	-	16,257
Small Tankers	-	-	-	2,148	-	2,148
Others			1,468			14,054
Adjustments(1)			(2,429)			(820)
			100,648			127,748

Revenue. Revenue decreased by $90.5 million, or approximately 22.1%%, from $409.5 million for the year ended December 31, 2017 to $319.0 million for the year ended December 31, 2018. The largest component of revenue is vessel revenue. Vessel revenue decreased by $82.1 million, or approximately 21.3%, from $386.0 million for the year ended December 31, 2017 to $303.9 million for the year ended December 31, 2018, respectively. This decrease was primarily due to a decrease in the long-term charter-in days and owned fleet operating days following the redeliveries and sales of a number of long-term chartered-in and owned vessels, respectively, at various times over 2017 and 2018, namely two capesize vessels, three handysize vessels, a supramax/ultramax vessel, three medium range tankers and one small tanker, a decrease in the number of short-term charter-in days in the drybulk business as a result of management’s decision to use owned and long-term chartered-in vessels to deliver certain cargo contracts in 2018 rather than chartering in additional short-term vessels off the spot market, a reduction in the spot rates in the tankers business in 2018 and the sale of two non-core businesses on January 1, 2018. Our vessel revenue from the OACL business were nil and $45.9 million in the years ended December 31, 2018 and 2017, respectively, reflecting the sale of the OACL business by us on January 1, 2018.

Drybulk Business Revenue and Vessel Revenue

In the drybulk business, our handysize total revenue remained flat at $126.7 million for each of the years ended December 31, 2017 and December 31, 2018. The handysize business experienced a decrease in the number of operating days in 2018 but the effect of this was offset by an increase in revenue as a result of an increase in the spot rates. The supramax/ultramax total revenue decreased by $10.1 million, or approximately 6.4%, from $157.4 million for the year ended December 31, 2017 to $147.3 million for the year ended December 31, 2018. The decrease in the supramax/ultramax total revenue was primarily due to a reduction in the number of operating days as a result of management’s decision to use owned vessels to deliver certain cargo contracts rather than chartering in additional short-term vessels off the spot market, as well as the redelivery of a long-term chartered-in supramax/ultramax drybulk carrier, which was not fully offset by the increase in the spot rates during 2018.

Our handysize vessel revenue and supramax/ultramax vessel revenue decreased by $1.9 million and $10.4 million, respectively, or approximately 1.6% and 6.6%, respectively, from $118.3 million and $156.5 million, respectively, for the year ended December 31, 2017 to $116.4 million and $146.1 million, respectively, for the year ended December 31, 2018. The decrease in 2018 was primarily due to a reduction in the number of operating days in both the handysize and supra/ultramax segments as a result of management’s decision to use owned vessels to deliver certain cargo contracts rather than chartering in additional short-term vessels off the spot market, as well as the redelivery of a long-term chartered-in supramax/ultramax drybulk carrier.

Tankers Business Revenue and Vessel Revenue

In the tankers business, our medium range tankers and small tankers total revenue decreased by $15.4 million and $1.5 million, respectively, or approximately 28.9% and 6.6%, respectively, from $53.3 million and $22.7 million, respectively, for the year ended December 31, 2017 to $37.9 million and $21.2 million, respectively, for the year ended December 31, 2018. The decrease in the medium range tankers total revenue was primarily due to proceeds on sale of a medium range tanker in 2017 and no such sale proceeds in 2018, and a decrease in the number of operating days in 2018 as a result of that vessel sale. The decrease in the small tanker total revenue was primarily due to a reduction in the tanker spot rates in 2018, the redelivery of a long-term chartered-in small tanker during the 2017 fiscal year and the sale of a small owned tanker in the 2018 fiscal year, which were partly offset by ship sale revenue in the 2018 fiscal year on the sale of the small tanker.

Our medium range tankers and small tankers vessel revenue decreased by $4.7 million and $5.3 million, respectively, or approximately 11.0% and 23.3%, respectively, from $42.6 million and $22.7 million, respectively for the year ended December 31, 2017 to $37.9 million and $17.4 million, respectively, for the year ended December 31, 2018. The decrease in the medium range tankers vessel revenue was primarily due to a decrease in the number of available operating days in 2018 due to the sale of a medium range tanker at the end of 2017. The decrease in the small tanker vessel revenue was primarily due to a reduction in the tanker spot rates in 2018 and the redelivery of a long-term chartered-in small tanker during the 2017 fiscal year.

Drybulk Business TCE Revenue

Handysize TCE per day increased by $1,357 per day, or approximately 17.7%, from $7,675 per day for the year ended December 31, 2017 to $9,032 per day for the year ended December 31, 2018 primarily due to an increase in handysize spot rates.

Supramax/ultramax TCE per day increased by $1,327 per day, or approximately 12.6%, from $10,551 per day for the year ended December 31, 2017 to $11,878 per day for the year ended December 31, 2018 primarily was due to an increase in supramax/ultramax spot rates.

Tankers Business TCE Revenue

Medium range tankers TCE per day decreased by $433 per day, or approximately 3.7%, from $11,691 per day for the year ended December 31, 2017 to $11,258 per day for the year ended December 31, 2018 primarily due to a decrease in medium range tanker spot rates.

Small tankers TCE per day decreased by $1,622 per day, or approximately 12.5%, from $13,014 per day for the year ended December 31, 2017 to $11,392 per day for the year ended December 31, 2018 primarily due to COAs and time charters that were renegotiated or expired while the market was declining in 2018. In addition, more vessels were exposed to the spot market in pools and therefore were affected by the decline in the small tanker spot rates in the 2018 year than the prior year.

Cost of sales. Total cost of sales decreased by $79.5 million, or approximately 20.5%, from $387.4 million for the year ended December 31, 2017 to $307.9 million for the year ended December 31, 2018. The largest component of cost of sales is voyage expenses, which decreased by $15.2 million from $166.9 million for the year ended December 31, 2017 to $151.7 million for the year ended December 31, 2018. This decrease was primarily due to a decrease in the number of operating days as a result of the sale of certain owned vessels and the redelivery of certain long-term chartered in vessels and a decrease in the number of operating days in the drybulk business as a result of fewer short-term chartered-in vessels as set out in the section “Revenue” above, as well as the sale of the two non-core businesses on January 1, 2018. The second largest component of cost of sales is charter hire costs, which decreased from $127.7 million for the year ended December 31, 2017 to $100.6 million for the year ended December 31, 2018. This decrease is due to the sale of two non-core businesses as of January 1, 2018, the decrease in the number of chartered-in days in the drybulk business as a result of management’s decision to use owned vessels to deliver certain cargo contracts rather than chartering in additional short-term vessels off the spot market, the redelivery of the last remaining capesize vessels, one in the second half of 2017 and another in the first quarter of 2018, the redelivery of a small tanker, a handysize bulk carrier and a supramax/ultramax bulk carrier in 2018. Vessel operating costs decreased from $40.8 million in the year to December 31, 2017 to $32.7 million in the year to December 31, 2018. The main reason for this decrease was fewer owned vessels and owned fleet operating days during 2018 as well as the sale of the two non-core businesses on January 1, 2018. Depreciation and amortization decreased from $18.0 million in the year to December 31, 2017 to $14.1 million in the year to December 31, 2018. The main reason for this decrease was fewer owned vessels in 2018 and impairments on vessels recorded in 2017. Other expenses decreased from $16.4 million in the year to December 31, 2017 to $1.1 million in the year to December 31, 2018. The main reason for this decrease was the sale of OACL on January 1, 2018. Cost of ship sale was $17.6 million and $7.7 million in the years to December 31, 2017 and 2018, respectively. In 2017 we sold a medium range tanker and a handysize bulk carrier and in 2018 we sold a handysize bulk carrier. The decrease in cost of ship sale in the year end December 31, 2018 was because the book value of the vessel we sold in that year, with its associated bunkers and consumables, was lower than the book values of the vessels, bunkers and consumables we sold in 2017.

Drybulk Business Cost of Sales

In the drybulk business, our handysize segment and supramax/ultramax segment cost of sales decreased by $6.4 million and $9.3 million, or approximately 5.2% and 6.0%, respectively, from $124.0 million and $155.9 million, respectively, for the year ended December 31, 2017 to $117.6 million and $146.6 million, respectively, for the year ended December 31, 2018. These decreases were primarily due to a decrease in the number of operating days as a result of management’s decision to use owned vessels to deliver certain cargo contracts rather than chartering in additional short-term vessels off the spot market. The charter hire costs in the handysize and supramax/ultramax segments decreased by $6.7 million and $3.9 million, or approximately 29.4% and 5.3% respectively, from $22.8 million and $73.3 million, respectively, for the year ended December 31, 2017 to $16.1 million and $69.4 million, respectively, for the year ended December 31, 2018. This was as a result of management’s decision to reduce the number of short-term chartered-in vessels.

Our handysize segment voyage expenses and supramax/ultramax segment voyage expenses decreased by $1.3 million and $5.4 million, respectively, or approximately 2.2% and 7.1%, from $59.0 million and $76.5 million, respectively, for the year ended December 31, 2017 to $57.7 million and $71.1 million, respectively, for the year ended December 31, 2018. These decreases were primarily due to a decrease in the number of operating days as a result of management’s decision to use owned vessels to deliver certain cargo contracts rather than chartering in additional short-term vessels off the spot market.

Our handysize vessel operating costs and supramax/ultramax vessel operating costs remained relatively flat at $26.5 million and $3.3 million for the year ended December 31, 2017, respectively, and $26.5 million and $3.4 million for the year ended December 31, 2018, respectively.

Drybulk Business Vessel Operating Costs Per Day

Handysize vessel operating costs per day increased by $167 from $5,034 per day for the year ended December 31, 2017 to $5,201 per day for the year ended December 31, 2018.

Supramax/ultramax vessel operating costs per day remained relatively flat with a slight increase of $122 from $4,519 per day for the year ended December 31, 2017 to $4,641 per day for the year ended December 31, 2018.

Tankers Business Cost of Sales

In the tankers business, our medium range tankers segment cost of sales decreased by $16.7 million, or approximately 29.6%, from $56.5 million for the year ended December 31, 2017 to $39.8 million for the year ended December 31, 2018, while our small tankers segment cost of sales was relatively flat from $18.5 million to $18,6 million, respectively, for the year ended December 31, 2017 and 2018. The decrease in our medium range tankers segment cost of sales was primarily due to a decrease in the number of medium range tanker vessels operating in 2018.

Our medium range tankers voyage expenses and small tankers voyage expenses increased by $0.4 million and decreased by $0.2 million, respectively, or approximately 5.3% and 5.4%, respectively, from $7.6 million and $3.7 million, respectively, for the year ended December 31, 2017 to $8.0 million and $3.5 million, respectively, for the year ended December 31, 2018. The increase in the medium range tankers voyage expenses was largely due to an extended port stay on one of our voyages undertaken on a long-term chartered-in vessel due to an incident during cargo discharge that resulted in detention of the vessel by the port authorities and a dispute involving the vessel’s owners, ourselves as charterers and the sub-charterers. The decrease in the small tanker voyage expenses was due to the redelivery of a chartered-in vessel during 2017.

Our medium range tankers vessel operating costs and small tankers vessel operating costs decreased from $13.3 million and $9.5 million, respectively, for the year ended December 31, 2017 to $11.3 million and $9.0 million, respectively, for the year ended December 31, 2018. These decreases were primarily due to a decrease in the number of owned medium range tanker vessels operating in 2018, and certain unplanned, significant repair and maintenance expenses on our small tankers in 2017, respectively.

Tankers Business Vessel Operating Costs Per Day

Medium range tankers vessel operating costs per day remained relatively flat from $6,869 per day for the year ended December 31, 2017 to $6,888 per day for the year ended December 31, 2018 as the decrease in the vessel operating costs declined proportionately with the decrease in the number of owned vessel calendar days.

Small tankers vessel operating costs per day decreased by $358 or approximately 4.8% from $7,427 per day for the year ended December 31, 2017 to $7,069 per day for the year ended December 31, 2018. These decreases were primarily due to certain unplanned, significant repair and maintenance expenses on our small tankers in 2017.

Gross profit. Gross profit decreased by $11.0 million, or 49.8%, from $22.1 million for the year ended December 31, 2017 to $11.1 million for the year ended December 31, 2018 primarily for the reasons described above.

Other operating income. Other operating income increased by $6.8 million or approximately 144.7% from $4.7 million for the year ended December 31, 2017 to $11.5 million for the year ended December 31, 2018. Other operating income consisted primarily of foreign exchange gain and profit on sale of business in 2018, and foreign exchange gain in 2017. For the years ended December 31, 2018 and 2017, respectively, we incurred an unrealized foreign exchange gain of $7.1 million and $3.6 million, respectively primarily as a result of unrealized revaluations of foreign currency bank balances, vendor balances and customer balances at period end as well as realized gains. For the year ended December 31, 2018 we incurred a profit on sale of two non-core business of $3.2 million.

Administrative expenses. Administrative expenses decreased by $1.3 million, or approximately 4.0%, from $32.9 million for the year ended December 31, 2017 to $31.6 million for the year ended December 31, 2018 primarily as a result of the sale of the two non-core businesses. This decrease was offset by additional costs relating to the Spin-Off transaction and additional costs related to our being a listed company, as well as an increase in employment costs. . In the periods up to June 18, 2018, administrative expenses also include charges billed to GSPL and GSSA by Former Parent’s subsidiaries that generally relate to the cost of corporate resources provided by Former Parent.

Other operating expenses. Other operating expenses decreased by $33.8 million, or approximately 86.2% from $39.2 million for the year ended December 31, 2017 to $5.4 millionfor the year ended December 31, 2018. For the years ended December 31, 2018 and 2017 we incurred a foreign exchange loss of $2.9 million and $4.1 million, respectively, primarily as a result of unrealized revaluations of foreign bank balances, vendor balances and customer balances at period end as well as realized losses. For the year ended December 31, 2017, we recorded an impairment of $28.6 million relating to vessel impairments of $16.5 million on a number of vessels in the Fleet and goodwill impairment of $12.1 million where we determined that the carrying value of the goodwill exceeded the current value in use. In addition, an impairment loss on the net assets of OACL was recognized to the extent of $5.1 million. We had no such impairments in the year ended December 31, 2018.

Share of losses of joint ventures. Share of losses of joint ventures decreased from a loss of $12.9 million for the year ended December 31, 2017 to a loss of $0.5 million for the year ended December 31, 2018 primarily due to impairments of the fixed assets held by the joint ventures of $15.7 million in 2017 against impairments of $2.9 million in 2018.

Impairment loss recognized on financial assets. On December 31, 2018 we impaired a financial asset being a receivable from Leopard Tankers to the extent of $1.6 million due to the impending process of winding up the joint venture.

Interest income. Interest income decreased from $7.2 million for the year ended December 31, 2017 to $3.8 million for the year ended December 31, 2018. The decreases is due to the shareholder loan to our IVS Bulk joint venture, which was partially repaid in 2018, as well as the sale on January 1, 2018 of the two non-core businesses which had interest-generating investments

Interest expense. Interest expense was flat at $6.5 million for the each of the years ended December 31, 2017 and 2018. Interest expense reflects the payment of interest on debt that principally funds our vessels. Our bank loans outstanding increased slightly from $108.8 million as at December 31, 2017 to $114.4 million as at December 31, 2018. The weighted average effective interest rate on our outstanding debt increased from 3.83% in 2017 to 5.3% in 2018. The impact of the increase in the weighted average effective interest rate was offset by the reduction in interest expense on related party loans and the sale of Unicorn Bunker on January 1, 2018.

Income tax. Income tax for the year decreased from $3.2 million for the year ended December 31, 2017 to $1.4 million for the year ended December 31, 2018 as a result of the sale on January 1, 2018 of the non-core businesses that were in a jurisdiction with a higher rate of tax.

Loss for the year. Our loss for the year ended December 31, 2018 decreased to a loss of $20.6 million from a loss of $60.8 million for the year ended December 31, 2017 for the same reasons set forth above.

Year Ended December 31, 2017 Compared to the Year Ended December 31, 2016

Certain financial data on a combined basis and for our key segments was as follows for the years ended December 31, 2017 and 2016. This information was derived from our combined financial statements for the respective periods.

Combined Results of Operations

	Year Ended December 31,
(In thousands of U.S. dollars)	2017	2016
Revenue	$409,522	$371,532
Cost of sales
Voyage expenses	(166,924)	(140,727)
Vessel operating costs	(40,837)	(42,911)
Charter hire costs	(127,748)	(121,080)
Depreciation and amortization	(17,975)	(19,806)
Other expenses	(16,364)	(27,860)
Cost of ship sale	(17,560)	(13,351)
Gross profit	22,114	5,797
Other operating income	4,696	5,687
Administrative expenses	(32,868)	(30,140)
Other operating expenses	(39,198)	(18,093)
Share of losses of joint ventures	(12,946)	(3,472)
Impairment loss recognized on financial assets	-	-
Interest income	7,164	5,260
Interest expense	(6,548)	(4,899)
Loss before taxation	(57,586)	(39,860)
Income tax	(3,226)	(3,849)
Loss for the year	$(60,812)	$(43,709)

Segment Results of Operations(1)

	Year Ended December 31,
(in thousands of U.S. dollars)	2017	2016
Drybulk Carriers Business
Handysize Segment
Revenue	$126,731	$98,909
Cost of Sales	$(123,963)	$(109,384)
Supramax/ultramax Segment
Revenue	$157,428	$117,076
Cost of Sales	$(155,907)	$(118,513)
Tankers Business
Medium Range Tankers Segment
Revenue	$53,307	$60,090
Cost of Sales	$(56,532)	$(58,628)
Small Tankers Segment
Revenue	$22,740	$22,561
Cost of Sales	$(18,549)	$(18,833)

(1)	Segment results of operations include the impact of the proportionate share of joint ventures which is not reflected in our combined results of operations.

Set forth below are selected historical and statistical data of our operating fleet for the years ended December 31, 2017 and 2016 that we believe may be useful in better understanding our operating fleet’s financial position and results of operations(1).

	Year Ended December 31,
	2017	2016
Drybulk Carriers Business
Handysize Segment
Calendar days(2)	7,942	7,616
Available days(3)	7,840	7,559
Operating days(4)	7,720	7,460
Owned fleet operating days(5)	5,114	5,190
Long-term charter-in days(6)	365	1,186
Short-term charter-in days(7)	2,241	1,084
Fleet utilization(8)	98.5%	98.7%
Handysize Segment Average Daily Results
TCE per day(9)	$7,675	$5,881
Vessel operating costs per day(10)	$5,034	$5,091
Long-term charter-in costs per day(11)	$8,600	$5,975
Supramax/ultramax Segment
Calendar days(2)	7,702	7,700
Available days(3)	7,702	7,700
Operating days(4)	7,584	7,654
Owned fleet operating days(5)	692	560
Long-term charter-in days(6)	2,524	2,023
Short-term charter-in days(7)	4,368	5,071
Fleet utilization(8)	98.5%	99.4%
Supramax/ultramax Segment Average Daily Results
TCE per day(9)	$10,551	$7,861
Vessel operating costs per day(10)	$4,519	$4,433
Long-term charter-in costs per day(11)	$13,092	$12,974

Tankers Business
Medium Range Tankers Segment
Calendar days(2)	3,055	3,140
Available days(3)	2,999	3,140
Operating days(4)	2,994	3,140
Owned fleet operating days(5)	1,893	1,983
Long-term charter-in days(6)	1,101	1,157
Short-term charter-in days(7)	-	-
Fleet utilization(8)	100%	100%
Medium Range Tankers Segment Average Daily Results
TCE per day(9)	$11,691	$13,902
Vessel operating costs per day(10)	$6,869	$7,053
Long-term charter-in costs per day(11)	$14,756	$15,283
Small Tankers Segment
Calendar days(2)	1,469	1,657
Available days(3)	1,461	1,603
Operating days(4)	1,461	1,572
Owned fleet operating days(5)	1,264	1,206
Long-term charter-in days(6)	197	366
Short-term charter-in days(7)	-	-
Fleet utilization(8)	99%	98.1%
Small Tankers Segment Average Daily Results
TCE per day(9)	$13,014	$12,154
Vessel operating costs per day(10)	$7,427	$7,479
Long-term charter-in costs per day(11)	$10,905	$9,835

(1)

Segment results of operations include the impact of the proportionate share of joint ventures, which differs from the statements of profit or loss in our consolidated and combined financial statements which account for our investments in joint ventures under the equity method.

(2)	Calendar days: total calendar days the vessels were in our possession for the relevant period.

(3)	Available days: total number of calendar days a vessel is in our possession for the relevant period after subtracting off-hire days for scheduled drydocking and special surveys. We use available days to measure the number of days in a relevant period during which vessels should be available for generating revenue.

(4)	Operating days: the number of available days in the relevant period a vessel is controlled by us after subtracting the aggregate number of days that the vessel is off-hire due to a reason other than scheduled drydocking and special surveys, including unforeseen circumstances. We use operating days to measure the aggregate number of days in a relevant period during which vessels are actually available to generate revenue.

(5)	Owned fleet operating days: the number of operating days in which our owned fleet for the relevant period.

(6)	Long-term charter-in days: the number of operating days for which our long-term charter-in fleet is operating for the relevant period. We regard chartered-in vessels as long-term charters if the period of the charter that we initially commit to is 12 months or more. Once we have included such chartered-in vessels in our Fleet, we will continue to regard them as part of our Fleet until the end of their chartered-in period, including any period that the charter has been extended under an option, even if at a given time the remaining period of their charter may be less than 12 months.

(7)	Short-term charter-in days: the number of operating days for which we have chartered-in third party vessels for durations of less than one year for the relevant period.

(8)	Fleet utilization: the percentage of time that vessels are available for generating revenue, determined by dividing the number of operating days during a relevant period by the number of available days during that period. We use fleet utilization to measure a company’s efficiency in technically managing its vessels.

(9)	TCE per day: vessel revenue less voyage expenses during a relevant period divided by the number of operating days during the period. The number of operating days used to calculate TCE revenue per day includes the proportionate share of our joint ventures’ operating days and includes charter-in days. See “—Non-GAAP Financial Measures” above. Operating and Financial Review and Prospects.

(10)	Vessel operating costs per day: Vessel operating costs per day represents vessel operating costs divided by the number of calendar days for owned vessels. The vessel operating costs and the number of calendar days used to calculate vessel operating costs per day includes the proportionate share of our joint ventures’ vessel operating costs and calendar days and excludes charter-in costs and charter-in days.

(11)	Long-term charter-in costs per day: Charter hire costs associated with long-term charter-in vessels divided by long-term charter-in days for the relevant period.

The table below presents the breakdown of charter hire costs into long-term charter hire costs and short-term charter hire costs for the 12 months to December 31, 2017, and 2016:

	Year ended December 31,
	2017			2016
(In thousands of U.S. dollars)	Long-term	Short-term	Charter Hire Costs	Long-term	Short-term	Charter Hire Costs

Handysize	3,139	19,634	22,773	3,869	12,710	16,579
Supramax/ultramax	33,038	40,298	73,336	26,247	33,351	59,598
Medium Range Tankers	16,257	-	16,257	17,682	-	17,682
Small Tankers	2,148	-	2,148	3,600	-	3,600
Others			14,054			22,500
Adjustments(1)			(820)			1,121
			127,748			121,080

Revenue. Revenue increased by $38.0 million, or approximately 10.2%, from $371.5 million for the year ended December 31, 2016 to $409.5 million for the year ended December 31, 2017. The largest component of revenue is vessel revenue. Vessel revenue increased by $31.9 million, or approximately 9.0%, from $354.1 million for the year ended December 31, 2016 to $386.0 million for the year ended December 31, 2017, respectively. This increase was primarily due to the improved drybulk spot rates which was slightly offset by a decrease in the tanker charter rates. Vessel revenue was $45.9 million and $46.0 million for the OACL business in the years ended December 31, 2017 and 2016, respectively.

Drybulk Business Revenue and Vessel Revenue

In the drybulk business, our handysize total revenue and supramax/ultramax total revenue increased by $27.8 million and $40.3 million, respectively, or approximately 28.1% and 34.5%, respectively, from $98.9 million and $117.1 million, respectively, for the year ended December 31, 2016 to $126.7 million and $157.4 million, respectively, for the year ended December 31, 2017. These increases were primarily due to increased spot rates and a sale of a vessel (IVS Kite). There were no sales of vessels in the drybulk business in 2016.

Our handysize vessel revenue and supramax/ultramax vessel revenue increased by $21.1 million and $40.3 million, respectively, or approximately 21.7% and 34.7%, respectively, from $97.2 million and $116.2 million, respectively, for the year ended December 31, 2016 to $118.3 million and $156.5 million, respectively, for the year ended December 31, 2017. This increase was primarily due to increased spot rates.

Tankers Business Revenue and Vessel Revenue

In the tankers business, our medium range tankers total revenue decreased and small tankers total revenue remained relatively flat by $6.8 million and at $0.1 million, respectively, or approximately 11.3% and 0.1%, respectively, from $60.1 million and $22.6 million, respectively, for the year ended December 31, 2016 to $53.3 million and $22.7 million, respectively, for the year ended December 31, 2017. The decrease in the medium range tankers revenue was primarily due to a decrease in medium range tanker spot rates.

Our medium range tankers vessel revenue decreased and small tankers vessel revenue remained relatively flat by $6.1 million and at $0.1 million, respectively, or approximately 12.5% and 0.01%, respectively, from $48.7 million and $22.6 million, respectively for the year ended December 31, 2016 to $42.6 million and $22.7 million, respectively, for the year ended December 31, 2017. The decrease in the medium range tankers was primarily due to a market related decrease in medium range tanker spot rates.

Drybulk Business TCE Revenue

Handysize TCE per day increased by $1,794 per day, or approximately 30.5%, from $5,881 per day for the year ended December 31, 2016 to $7,675 per day for the year ended December 31, 2017. This increase was due to an increase in handysize spot rates.

Supramax/ultramax TCE per day increased by $2,690 per day, or approximately 34.2%, from $7,861 per day for the year ended December 31, 2016 to $10,551 per day for the year ended December 31, 2017. This increase was due to an increase in supramax/ultramax spot rates.

Tankers Business TCE Revenue

Medium range tankers TCE per day decreased by $2,211 per day, or approximately 15.9%, from $13,902 per day for the year ended December 31, 2016 to $11,691 per day for the year ended December 31, 2017. This decrease was due to a market related decrease in medium range tanker spot rates.

Small tankers TCE per day increased by $860 per day, or approximately 7.1%, from $12,154 per day for the year ended December 31, 2016 to $13,014 per day for the year ended December 31, 2017. This increase was due to COAs and time charters that were set at higher rates while the market was still rising in the previous year.

Cost of sales. In total the cost of sales increased by $21.7 million, or approximately 5.9%, from $365.7 million for the year ended December 31, 2016 to $387.4 million for the year ended December 31, 2017. The largest component of cost of sales is voyage expenses, which increased by $26.2 million from $140.7 million for the year ended December 31, 2016 to $166.9 million for the year ended December 31, 2017. The second largest component of cost of sales is charter hire costs, which increased from $121.1 million for the year ended December 31, 2016 to $127.7 million for the year ended December 31, 2017. This increase is due to the increase in drybulk spot rates for short-term chartered-in vessels which was slightly offset by a decrease in tanker spot rates. Voyage expenses increased primarily due to increased pool distribution costs as a result of increased net earnings of the pool with the increase in drybulk spot rates. Vessel operating costs decreased from $42.9 million in the year to December 31, 2016 to $40.8 million in the year to December 31, 2017 primarily due to a reduction in the number of owned vessels. Depreciation and amortization decreased from $19.8 million in the year to December 31, 2016 to $18.0 million in the year to December 31, 2017 primarily due to impairments of assets recorded in 2016. In the 12 months to December 31, 2016 and 2017, other expenses were $27.9 million and $16.4 million, respectively. The decrease in other expenses in 2017 was primarily due to a provision for onerous contracts being raised in 2016 which was reversed or utilized in 2017. Cost of ship sale was $13.4 million and $17.6 million in the years to December 31, 2016 and 2017, respectively. In 2016 we sold one medium range tanker and in 2017 we sold one medium range tanker and one handysize drybulk carrier. The increase in cost of ship sale in the year ended December 31, 2017 was because the ships, and their associated bunkers and consumables, we sold in 2017 had a higher book value than the ship we sold in 2016.

Drybulk Business Cost of Sales

In the drybulk business, our handysize segment and supramax/ultramax segment cost of sales increased by $14.6 million and $37.4 million, respectively, or approximately 13.3% and 31.6%, from $109.4 million and $118.5 million, respectively, for the year ended December 31, 2016 to $124.0 million and $155.9 million, respectively, for the year ended December 31, 2017. These increases were primarily due to the increase in drybulk spot rates.

Our handysize segment voyage expenses and supramax/ultramax segment voyage expenses increased by $5.6 million and $20.5 million, respectively, or approximately 10.5% and 36.6%, from $53.4 million and $56 million, respectively, for the year ended December 31, 2016 to $59.0 million and $76.5 million, respectively, for the year ended December 31, 2017. These increases were primarily due to increased pool distribution costs as a result of increased net earnings of the pool relating to the increase in drybulk spot rates.

Our handysize vessel operating costs and supramax/ultramax vessel operating costs remained relatively flat from $27.0 million and $2.5 million for the year ended December 31, 2016, respectively, to $26.5 million and $3.3 million for the year ended December 31, 2017, respectively.

Drybulk Business Vessel Operating Costs Per Day

Handysize vessel operating costs per day remained relatively flat with a slight decrease of $57 from $5,091 per day for the year ended December 31, 2016 and $5,034 per day for the year ended December 31, 2017.

Supramax/ultramax vessel operating costs per day remained relatively flat with a slight increase of $86 from $4,433 per day for the year ended December 31, 2016 to $4,519 per day for the year ended December 31, 2017.

Tankers Business Cost of Sales

In the tankers business, our medium range tankers segment and small tankers segment cost of sales decreased by $2.1 million and $0.3 million, respectively, or approximately 3.5% and 1.6%, respectively, from $58.6 million and $18.8 million, respectively, for the year ended December 31, 2016 to $56.5 million and $18.5 million, respectively, for the year ended December 31, 2017. This decrease was primarily due to a decrease in the number of medium range and small tanker vessels operating in 2017.

Our medium range tankers voyage expenses and small tankers voyage expenses increased by $2.6 million and $0.3 million, respectively, or approximately 52% and 8.8%, respectively, from $5.0 million and $3.4 million, respectively, for the year ended December 31, 2016 to $7.6 million and $3.7 million, respectively, for the year ended December 31, 2017. These increases were primarily due to increased fuel costs and costs relating to fulfilling COA contracts.

Our medium range tankers vessel operating costs and small tankers vessel operating costs decreased from $13.8 million and $9.6 million, respectively, for the year ended December 31, 2016 to $13.3 million and $9.5 million, respectively, for the year ended December 31, 2017. These decreases were primarily due to a decrease in the number of tanker vessels operating in 2017.

Tankers Business Vessel Operating Costs Per Day

Medium range tankers vessel operating costs per day remained relatively flat from $7,053 per day for the year ended December 31, 2016 to $6,869 per day for the year ended December 31, 2017. The decrease is due to one-time expenses in 2016 relating to repairs, as well as refurbishments of lifeboats.

Small tankers vessel operating costs per day remained relatively flat from $7,479 per day for the year ended December 31, 2016 to $7,427 per day for the year ended December 31, 2017.

Gross profit. Gross profit increased by $16.3 million, or 281%, from $5.8 million for the year ended December 31, 2016 to $22.1 million for the year ended December 31, 2017 primarily for the reasons described above.

Other operating income. Other operating income consisted primarily of foreign exchange gain. For the year ended December 31, 2017 we incurred an unrealized foreign exchange gain of $3.6 million primarily as a result of unrealized revaluations of foreign currency bank balances, vendor balances and customer balances at period end as well as realized gains. For the year ended December 31, 2016 we incurred foreign exchange gains of $4.1 million.

Administrative expenses. Administrative expenses increased by $2.8 million, or approximately 9.3%, from $30.1 million for the year ended December 31, 2016 to $32.9 million for the year ended December 31, 2017 primarily as a result of one-time listing expenses relating to the Spin-Off. Administrative expenses also include charges billed to GSPL and GSSA by Former Parent’s subsidiaries that generally relate to the cost of corporate resources provided by Former Parent.

Other operating expenses. Other operating expenses consisted primarily of foreign exchange loss and impairment loss on ships, impairments on intangibles and goodwill and impairment loss on the net assets of OACL. For the year ended December 31, 2017 we incurred a foreign exchange loss of $4.1 million primarily as a result of unrealized revaluations of foreign bank balances, vendor balances and customer balances at period end as well as realized losses. For the year ended December 31, 2016 we incurred a foreign exchange loss of $4.3. For the year ended December 31, 2017, we recorded an impairment of $28.6 million relating to vessel impairments of $16.5 million on a number of vessels in the Fleet and goodwill impairment of $12.1 million where it was determined that the carrying value of the goodwill exceeded the current value in use. In addition, an impairment loss on the net assets of OACL was recognized to the extent of $5.1 million For the year ended December 31, 2016, we recorded an impairment of $12.6 million relating to one drybulk carrier and one tanker vessel that were identified as assets held for sale. The tanker vessel was subsequently sold in October 2017. The sale of the drybulk vessel took place in November 2017.

Share of losses of joint ventures. Share of losses of joint ventures increased from a loss of $3.5 million for the year ended December 31, 2016 to a loss of $12.9 million for the year ended December 31, 2017 primarily due to impairments of the fixed assets held by the joint ventures. Impairments on vessels were recorded by our joint ventures and we correspondingly recorded our proportional share of impairment of $5.9 million and $15.7 million, respectively in 2016 and 2017 as share of losses in joint ventures in the combined financial statements.

Interest income. Interest income increased from $5.3 million for the year ended December 31, 2016 to $7.2 million for the year ended December 31, 2017. The increase is due to the shareholder loan to IVS Bulk being effective for the full year in 2017 compared to a partial year in 2016.

Interest expense. Interest expense increased from $4.9 million for the year ended December 31, 2016 to $6.5 million for the year ended December 31, 2017. Interest expense is the payment of interest on debt that principally funds our vessels. This increase is primarily due to the increase in the LIBOR rate on which our interest expense is based, as well as the refinancing of one of our loans at a higher rate. Our bank loans outstanding decreased slightly from $112.5 million as at December 31, 2016 to $108.8 million as at December 31, 2017. The weighted average effective interest rate on our outstanding debt increased from 3.11% in 2016 to 3.83% in 2017.

Income tax. Income tax for the year ended December 31, 2017 remained stable at $3.8 million for the year ended December 31, 2016 and $3.2 million for the year ended December 31, 2017.

Loss for the year. Our loss for the year ended December 31, 2017 increased from a loss of $43.7 million for the year ended December 31, 2016 to $60.8 million for the year ended December 31, 2017 for the same reasons set forth above.

Liquidity and Capital Resources

Overview

We operate in a capital intensive industry. Our primary short-term liquidity needs relate to working capital needs relating to voyages in progress, corporate overhead, installment payments on new building construction contracts, payments of interest, quarterly principal payments under our credit facilities, and any balloon payments on loans coming due in the next 12 months, while our long-term liquidity needs are expected to primarily relate to drydock payments, installment payments on new building construction contracts, investment in joint ventures or directly in new and secondhand vessels and final balloon payments relating to our credit facilities.

As of the date of this annual report, we have purchase options to acquire five vessels. We have options to purchase the IVS Naruo, one of either the IVS Pinehurst or the IVS Augusta, the IVS Hayakita, the IVS Pebble Beach and the IVS Atsugi, that are expected to first enter into the exercise periods under their respective charter parties in December 2019, February 2020, July 2020, September 2021, July 2022 and July 2022 respectively. See “Item 4. Information on the Company—Business Overview—Our Fleet”. The prices of these purchase options range from approximately $18.0 million to $25.8 million, subject to adjustments, where an option is exercisable on more than one date, based on the remaining time balance of the charter. In each case, such purchase option is subject to certain other adjustments and conditions and will expire at the completion of the applicable time charter.

We expect that we will rely upon external financing sources, including bank and other borrowings, to fund acquisitions and expansion and replacement capital expenditures. We cannot assure you that we will be able to secure adequate financing or obtain additional funds on favorable terms to meet our liquidity needs. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations, which includes proceeds from the sale of vessels, and borrowings which we believe will be sufficient to meet our existing short-term liquidity needs for at least the next 12 months. Generally, our long-term sources of funds will be from cash from operations, long-term borrowings and other debt or equity financings.

Cash Flow Discussion

The following table presents cash flow information for each of the years ended December 31, 2018, 2017 and 2016.

	Year Ended December 31,
(In thousands of U.S. dollars)	2018	2017	2016
Cash (used in)/generated from operating activities	$(37,360)	$3,375	$(21,257)
Cash generated from/(used in) investing activities	40,024	(2,062)	(35,705)
Cash (used in)/generated from financing activities	(11,887)	(19,840)	47,738
(Decrease) in cash and cash equivalents	(9,223)	(18,527)	(9,224)
Cash and cash equivalents, beginning of year	45,245	62,470	70,030
Differences in translation	(2,524)	1,302	1,664
Cash and cash equivalents, end of year	$33,498	$45,245	$62,470

Cash (used in)/generated from operating activities. Cash (used in)/generated from operating activities was an outflow of $37.4 million for the 12 months ended December 31, 2018, an inflow of $3.4 million for the 12 months ended December 31, 2017 and an outflow of $21.3 million for the 12 months ended December 31, 2016. Cash (used in)/generated from operating activities for the 12 months ended December 31, 2018 includes capital expenditure on vessels of $21.4 million, proceeds from vessel sales of $8.3 million and payments to related parties of $6.0 million. For the 12 months ended December 31, 2017, cash (used in)/generated from operating activities includes capital expenditure on vessels of $5.2 million, proceeds from vessel sales of $17.7 million and payments to related parties of $5.0 million. For the 12 months ended December 31, 2016, cash (used in)/generated from operating activities includes $28.8 million of capital expenditure on vessels, $12.3 million of proceeds on ship sales, $16.4 million paid to related parties and $12.0 million received from related parties.

Cash from operating activities changed negatively by $40.7 million to an outflow of $37.4 million for the year ended December 31, 2018 as compared to an inflow of $3.4 million for the year ended December 31, 2017, primarily because operating cash flows before movements in working capital and ships was $5.4 million lower, working capital changes (including changes in balances with related parties) were $11.7 million weaker, capital expenditure on vessels increased by $16.2 million and proceeds from vessel sales decreased by $9.4 million for the year ended December 31, 2018 compared to the year ended December 31, 2017.

Cash from operating activities changed positively by $24.6 million to an inflow of $3.4 million for the year ended December 31, 2017 as compared to an outflow of $21.3 million for the year ended December 31, 2016. Cash generated from operating activities for the year ended December 31, 2017 was stronger primarily due to lower capital expenditures following the completion of our newbuilding program in the beginning of 2017, higher proceeds from vessel sales in 2017, and increased revenue.

Cash generated from/(used in) investing activities. Cash generated from/(used in) investing activities was an inflow of $40.0 million for the 12 months ended December 31, 2018 and an outflow of $2.1 million and $35.7 million for the 12 months ended December 31, 2017 and 2016, respectively. Cash generated from investing activities was impacted by the proceeds from the sales of the two non-core businesses in the 12 months ended December 31, 2018 of $25.3 million and payments received from related parties of $14.1 million. For the 12 months ended December 31, 2017, cash used in investing activities was impacted by a loan to related parties of $1.3 million and purchase of plant and equipment of $1.2 million. For the 12 months ended December 31, 2016, cash used in investing activities was impacted by a loan of $24.5 million to related parties, $13.7 million invested in our IVS Bulk joint venture, a dividend received of $3.3 million, and purchase of equipment of $0.7 million.

Cash from investing activities increased by $42.1 million for the 12 months to December 31, 2018 compared to the 12 months to December 31, 2017 primarily because net proceeds from the disposal of businesses and the net of repayments from and advances to related parties were $25.3 million and $14.9 million, respectively, more in 2018 than in 2017,

Cash used in investing activities decreased by $33.7 million to an outflow of $2.1 million for the year ended December 31, 2017 as compared to $35.7 million for the year ended December 31, 2016 primarily due to advances to related parties and investment in joint ventures being $23.2 million and $13.7 million, respectively, more in 2016.

Cash (used in)/generated from financing activities. Cash (used in)/generated from financing activities was an outflow of $11.9 million and $19.8 million for the 12 months ended December 31, 2018 and 2017, respectively, and an inflow of $47.7 million for the 12 months ended December 31, 2016. Cash used in financing activities in the 12 months ended December 31, 2018 was primarily impacted by the repayment of loans from related parties of $8.4 million, movement of cash to restricted cash of $8.6 million and a net inflow of $5.0 million from the incurrence of new debt and the repayment of existing debt. The increase in the restricted cash was mainly due to the security provided in the debt service reserve account required under the $100.0 million senior secured credit facility described in “Description of Indebtedness” in this item 5. Cash used in financing activities in the 12 months ended December 31, 2017 was primarily impacted by the issuance of equity to Grindrod Limited of $15.0 million and repayment of loans from related parties of $42.0 million. Cash generated from financing activities in the 12 months ended December 31, 2016 was primarily impacted by the incurrence of a long-term loan of $39.5 million, repayment of debt of $28.7 million and receipt of loans from related parties of $37.0 million.

Cash used in financing activities declined by $7.9 million from $19.8 million for the year ended December 31, 2017 to $11.9 million for the year ended December 31, 2018 primarily because in 2017 a net $37.0 million of loans from related parties were repaid which was partially offset by $15.0 million received from the issuance of shares, but no such transactions occurred in 2018, and in 2018, $8.4 million was repaid to related parties and $8.6 million of cash was moved to restricted cash but the amount of such transactions in 2017 was nil.

Cash used in financing activities increased by $67.6 million to an outflow of $19.8 million for the year ended December 31, 2017, as compared to an inflow of $47.7 million for the year ended December 31, 2016 primarily as a result of a net inflow from long term interest-bearing debt and related party loans of $47.8 million in 2016 and a net outflow of $32.7 million for these items in 2017, partly offset by proceeds of $15.0 million on the issuance of shares in 2017.

Restricted cash. The above cash flow figures in this “Cash Flow Discussion” are after deducting restricted cash of $13.8 million which is pledged to certain banks to secure loans and other credit facilities. As of December 31, 2018, we had cash and bank balances (including restricted cash) of $47.3 million.

Capital Expenditures

We make capital expenditures from time to time in connection with drydocking activities and maintenance in the ordinary course and in order to comply with environmental and other governmental regulations and in connection with our vessel acquisitions.

On May 15, 2018, GSPL entered in resale agreements for the acquisition of two new ultramax drybulk carriers under construction, which are expected to be delivered to GSPL in the second half of 2019. The purchase price of each new drybulk carrier is $26.4 million, payable in four installments. See “—Contractual Obligations and Contingencies” below. We expect that we or our joint ventures will enter in to additional newbuilding contracts in the future. Subsequent to December 31, 2018, we commenced the wind up of the Leopard Tankers joint venture with Vitol, our joint venture partner, in which we and Vitol each acquired two medium range “eco” tankers from the joint venture. Accordingly we acquired Leopard Moon and Leopard Sun for a total purchase price of $54.0 million. Proceeds from the sale by Leopard Tankers of its vessels have been applied to fully repay the joint venture’s $138.5 million credit facility, of which $70.2 million remained outstanding as of December 31, 2018. As discussed above under “Item 4. Information on the Company—Our Joint Ventures”, we extended the termination date of the IVS Bulk joint venture from December 31, 2018 to June 30, 2019, and expect to discuss alternatives to termination with our joint venture partners. In addition, we may also explore purchases of vessels held in other joint ventures in the future.

In addition to acquisitions that we may undertake in future periods, we will incur additional expenditures due to drydockings for our Fleet. The location of the drydock will be decided when the vessel is scheduled to drydock. We estimate our drydocking costs, including capitalized costs incurred during drydocking related to vessels and vessel equipment, and scheduled off-hire days for our Fleet through 2019 (including the proportionate costs for our joint venture vessels) to be:

Year	Estimated Drydocking Cost	Estimated Off-hire Days
(U.S. dollars)
2019	$5.4 million	85.71 days
2020	$9.9 million	147.52 days

Actual costs will vary based on various factors, including where the drydockings are actually performed. We expect to fund these costs with cash from operations. These costs do not include drydock expense items that are reflected in vessel operating costs or costs associated with the installation of ballast water treatment systems.

Actual length of drydocking will vary based on the condition of the vessel, yard schedules and other factors. Higher repairs and maintenance expenses during drydocking for vessels which are over 15 years old typically result in a higher number of off-hire days depending on the condition of the vessel.

For the years ended December 31, 2018, 2017 and 2016, we incurred a total of $6.7 million, $6.1 million and $3.8 million of drydocking costs, respectively, excluding costs incurred during drydocking that were capitalized to vessel assets or vessel equipment.

During 2018, 15 of our vessels (of which eight were held in joint ventures) completed their scheduled drydockings. We estimate that eight of our vessels (of which four are held in joint ventures) will be drydocked in 2019 and 14 of our vessels (of which seven are held in joint ventures) will be drydocked in 2020.

Description of Indebtedness

Below is a summary of our significant debt obligations.

Loan Agreements

$27.0 Million Senior Secured Credit Facility

On December 9, 2016, a subsidiary of GSPL entered into a $27.0 million senior secured term loan facility, as has been amended from time to time, with DVB Bank SE Singapore Branch relating to one medium range tanker. Prior to the Spin-Off the facility was secured by, among other things, a guarantee from Former Parent and bore interest at LIBOR plus a margin of 2.45%. In connection with the Spin-Off, we amended the facility to release Former Parent from its guarantee, add Grindrod Shipping as a guarantor, and increase the interest margin to 2.65%. The facility currently bears interest at LIBOR plus a margin of 2.65% per annum, matures on January 11, 2021, with the option to extend for a further two years, and is secured by, among other things, (a) a first priority mortgage over the tanker and (b) guarantees from each of GSPL and Grindrod Shipping. As of December 31, 2018, there was an outstanding balance under this facility of approximately $21.0 million. The covenants applicable to this facility are the same as the covenants that apply to the $100.0 million senior secured credit facility described below.

$100.0 Million Senior Secured Credit Facility

On May 8, 2018, GSPL entered into a $100.0 million senior secured credit facility with Crédit Agricole Corporate and Investment Bank, DVB Bank SE Singapore Branch and Standard Chartered Bank, Singapore Branch relating to 11 handysize drybulk carriers and 5 tankers. The facility bears interest at LIBOR plus a margin of 2.95% per annum. The facility is made up of two tranches (A and B) of up to $10.0 million and up to $90.0 million respectively. Tranche A matures on May 15, 2022 and Tranche B matures on May 15, 2023. The facility is secured by, among other things (a) first priority mortgages over each of the 16 vessels, each owned by a subsidiary of GSPL, (b) a guarantee from each of the GSPL subsidiaries owning the 16 vessels, as well as Grindrod Shipping, and (c) security over the shares in the GSPL subsidiaries owning the 16 vessels. On December 14, 2018, we entered into a side letter to, among other things, release the proceeds of the sale of IVS Kanda from a collateral account under the facility, and amend certain terms of the credit facility relating to mandatory prepayments with the proceeds of a sale of a vessel and the minimum required security cover. As of December 31, 2018 $89.3 million is outstanding on this facility.

$29.9 Million Senior Secured Credit Facility

On December 21, 2018, Grindrod Shipping and two of its subsidiaries that each acquired a medium range “eco” tanker from the Leopard Tankers joint venture entered into a $29.9 million senior secured term loan facility with NIBC Bank N.V. relating to the two tankers. The facility bears interest at LIBOR plus a margin of 3.20% per annum. The facility matures on December 21, 2023. The facility is secured by, among other things (a) first priority mortgages over each of the two vessels, each owned by the subsidiaries of Grindrod Shipping party to the facility, (b) a guarantee from each of the Grindrod Shipping subsidiaries owning the two vessels as well as Grindrod Shipping, and (c) security over the shares in the Grindrod Shipping subsidiaries owning the two vessels. As we acquired the two vessels and drew down on this facility subsequent to year end, as of December 31, 2018 there was nil outstanding under this facility. As of February 28, 2019, $29.7 million is outstanding on this facility.

Loan Covenants

The credit facilities referred to above contain, among other conditions and obligations, financial covenants the most stringent of which require Grindrod Shipping and its subsidiaries to maintain on a consolidated basis:

•	book value net worth of not less than $275,000,000 in 2016, not less than $250,000,000 in 2017 and 2018, not less than $265,000,000 in 2019 and 2020 and thereafter not less than $275,000,000;

•	cash and cash equivalents (which may, depending on the facility, include cash restricted in certain security accounts) of not less than $30,000,000; and

•	a ratio of debt to market adjusted tangible fixed assets of not more than 75%.

Further, the credit facilities referred to above contain provisions requiring a minimum value of the collateral for each relevant facility, such that the aggregate fair market value of the vessels securing the relevant facility plus any additional security securing that facility divided by the relevant debt amount results in at least a specified minimum amount (depending on the relevant facility agreement and the type and age of the vessels securing the loan), with the relevant minimum amount ranging between 130% and 145%. If any of these thresholds is not met, we may be required to prepay a portion of the relevant loan or provide additional collateral security to eliminate the shortfall.

The credit facilities referred to above also contain, among other conditions, restrictive covenants which could or would restrict our ability to:

•	incur additional indebtedness on the relevant vessels securing that facility;

•	sell any collateral vessel (unless a corresponding amount under the relevant facility were prepaid in accordance with its terms);

•	upon the happening of an event of default or potential event of default, make additional investments or acquisitions;

•	upon the happening of an event of default or potential event of default, pay dividends; or

•	effect a change of ownership or control of the relevant borrower group under each facility.

A violation of any of the financial or restrictive covenants, or various other provisions, contained in the credit facilities described above and under “—Off-Balance Sheet Arrangements” below may constitute an event of default under the relevant credit facility, which, unless cured (if permitted, and capable of being cured), or waived or modified by the relevant banks, provides those banks with the right to, among other things (and as the case may be), require the relevant borrowers or other obligors to post additional collateral, enhance their equity and liquidity, increase the interest payable, pay down the relevant indebtedness to a level where compliance with relevant loan covenants are met, sell vessels, reclassify indebtedness as current liabilities, accelerate indebtedness, enforce security on fleet vessels and the other assets securing the credit facilities, and make demand under guarantees, which would impair our ability to continue to conduct our business.

Furthermore, the credit facilities contain cross-default provisions. A cross-default provision in one facility means that an event of default under one or more other facilities could, subject to any applicable thresholds, result in an event of default occurring under the first facility. Because of the presence of cross-default provisions in the facilities, the refusal of the lenders under any credit facilities to grant or extend a waiver could result in certain indebtedness being accelerated, even if the other lenders under the other credit facilities have waived defaults under their respective credit facilities. If any of our secured indebtedness is accelerated in full or in part, it could be difficult in the current financing environment for us to refinance the relevant debt or obtain additional financing in such circumstances and we could lose vessels and other assets securing the credit facilities if the lenders foreclose their security, which would adversely affect our ability to conduct our business.

Moreover, in connection with any waivers of or amendments to the credit facilities that have been obtained, or may be obtained in the future, the banks may impose additional operating and financial restrictions or modify the terms of the existing credit facilities. These restrictions may further restrict our ability to, among other things, pay dividends, make capital expenditures or incur additional indebtedness, including through the issuance of guarantees. In addition, the banks may require the payment of additional fees, require prepayment of a portion of the indebtedness owed to them, accelerate the amortization schedule for facility indebtedness and increase the interest rates charged on outstanding indebtedness.

As of December 31, 2018, Grindrod Shipping, GSPL, the borrowers and the other GSPL subsidiaries were in compliance with all of the financial and restrictive covenants contained in our credit facilities, including the joint venture debt described below under “—Off-Balance Sheet Arrangements”, entered into as of that date.

See Note 20 to our consolidated and combined financial statements for further details regarding the credit facilities.

Trend Information

Our results of operations depend primarily on the charter hire rates that we are able to realize for our vessels, which depend on demand and supply dynamics characterizing the drybulk and tanker markets at any given time. For other trends affecting our business, please see other discussions under “—Factors Affecting our Results of Operations and Financial Condition” above.

Off Balance Sheet Arrangements

On August 17, 2016, one of our joint ventures with Mitsui & Co. entered into a loan facility agreement with a Mitsui related party, Mitsui & Co. Financial Services (Asia) Ltd for a credit facility of approximately $5.8 million, bearing interest at the LIBOR, plus a margin of 1.7% per annum. Our joint venture partner provided a guarantee for 100% of the loan amount, and we have provided a guarantee to our joint venture partner for 51% of the outstanding loan amount that the joint venture partner is required to pay under their guarantee. As of December 31, 2018, $2.8 million remained outstanding under such facility.

One of our tanker joint ventures entered into a standard ship management agreement with a third-party ship management company for the management of the joint venture’s ships. As part of the arrangement, we have provided a guarantee to the third-party ship management company for performance by our joint venture of its liabilities and responsibilities under the agreement.

As at December 31, 2018, 2017 and 2016, GSPL provided financial support to certain subsidiaries of our joint ventures for $59.6 million, $63.2 million and $5.3 million respectively, to enable them to meet their obligations as and when they come due for at least 12 months from the respective year ends. The increase in support at December 31, 2018 and 2017 relates to our Leopard Tankers joint venture and represents our proportionate share of funding obligations under the joint venture agreement relating to maturing debt obligations of the joint venture which were released, together with the other undertakings to the Leopard Tankers lenders, upon full repayment by Leopard Tankers of its debt obligations subsequent to December 31, 2018.

Charter Hire Obligations

We are committed to make certain charter hire payments to third parties for chartered-in vessels. These arrangements are accounted for as operating leases. Please see “—Contractual Obligations and Contingencies” below for these and our other contractual obligations and commitments.

Contractual Obligations and Contingencies

Our contractual obligations and commercial commitments consist primarily of long-term debt, time charter agreements and newbuilding commitments.

The following table summarizes our contractual obligations as of December 31, 2018 (these amounts do not include future interest payments):

	Payments Due by Period
(In thousands of U.S. dollars)	Total	Less Than 1 Year	1–3 Years	3–5 Years	More than 5 Years
Secured Bank Loans(1)	$114,456	$18,323	$34,873	$61,259	$-
Newbuildings(1)	47,498	15,833	31,665	-	-
Time Charter Agreements(1)	123,880	50,564	52,884	20,432	-
Office, Residential and Other Leases(1)	1,257	1,009	248	-	-
Total contractual obligations	$287,091	$85,729	$119,670	$81,691	$-

(1)	These obligations are disclosed in Notes 20, 38 and 40 of the consolidated and combined financial statements.

The table above is as of December 31, 2018 and does not include the debt drawn down in January and February, 2019 under our $29.9 million senior secured credit facility described in “Item 5. Operating and Financial Review and Prospects—Recent Developments” and “Item 5. Operating and Financial Review and Prospects—Description of Indebtedness—Loan Agreements”.

Recent Accounting Pronouncements

Financial Instruments

IFRS 9, issued in November 2009, introduced new requirements for the classification and measurement of financial assets. IFRS 9 was subsequently amended in October 2010 to include requirements for the classification and measurement of financial liabilities and for de-recognition, and again in November 2015 to include the new requirements for general hedge accounting. In July 2016, another revised version of IFRS 9 was issued primarily to include (1) impairment requirements for financial assets and (2) limited amendments to the classification and measurement requirements by introducing a fair value through other comprehensive income, or FVTOCI, measurement category for certain simple debt instruments. The amendments to IFRS 9 is effective for annual periods beginning on or after January 1, 2018 and we have applied IFRS 9 with an initial application date of January 1, 2018. We have not restated the comparative information, which continues to be reported under IAS 39. Effects arising from the adoption of IFRS 9 have been recognized directly in retained earnings. The significant accounting policies for financial instruments under IFRS 9 are disclosed in Note 2.7 of our consolidated and combined financial statements.

Classification and measurement of financial assets and financial liabilities

We have applied the requirements of IFRS 9 to instruments that have not been derecognized as at January 1, 2018 and has not applied the requirements to instruments that have already been derecognized as at January 1, 2018. The classification of financial assets is based on two criteria: the company’s business model for managing the assets and whether the instruments’ contractual cash flows represent ‘solely payments of principal and interest’ on the principal amount outstanding. There are no changes in classification and measurement of the company’s financial assets and financial liabilities.

Impairment of financial assets

IFRS 9 requires an expected credit loss model as opposed to an incurred credit loss model under IAS 39. The expected credit loss model requires the company to account for expected credit losses and changes in those expected credit losses at each reporting date to reflect changes in credit risk since initial recognition of the financial assets. It is no longer necessary for a credit event to have occurred before credit losses are recognized. Specifically, IFRS 9 requires us to recognize a loss allowance for expected credit losses on (i) debt investments subsequently measured at amortized cost or at FVTOCI, (ii) lease receivables, (iii) contract assets and (iv) loan commitments and financial guarantee contracts to which the impairment requirements of IFRS 9 apply. In particular, IFRS 9 requires us to measure the loss allowance for a financial instrument at an amount equal to the lifetime expected credit losses, or ECL, if the credit risk on that financial instrument has increased significantly since initial recognition, or if the financial instrument is a purchased or originated credit-impaired financial asset. However, if the credit risk on a financial instrument has not increased significantly since initial recognition (except for a purchased or originated credit-impaired financial asset), we are required to measure the loss allowance for that financial instrument at an amount equal to 12-months ECL. IFRS 9 also requires a simplified approach for measuring the loss allowance at an amount equal to lifetime ECL for trade receivables and contract assets in certain circumstances.

General hedge accounting

The new general hedge accounting requirements under IFRS 9 retain the three types of hedge accounting. However, greater flexibility has been introduced to the types of transactions eligible for hedge accounting, specifically broadening the types of instruments that qualify for hedging instruments and the types of risk components of non-financial items that are eligible for hedge accounting. In addition, the effectiveness test has been replaced with the principle of an ‘economic relationship’. Retrospective assessment of hedge effectiveness is also no longer required. Enhanced disclosure requirements about our risk management activities have also been introduced. In accordance with IFRS 9’s transition provisions for hedge accounting, we have applied the IFRS 9 hedge accounting requirements prospectively from the date of initial application on January 1, 2018. Our qualifying hedging relationships in place as at January 1, 2018 also qualify for hedge accounting in accordance with IFRS 9 and were therefore regarded as continuing hedging relationships. No rebalancing of any of the hedging relationships was necessary on January 1, 2018. As the critical terms of the hedging instruments match those of their corresponding hedged items, all hedging relationships continue to be effective under IFRS 9’s effectiveness assessment requirements. We have not designated any hedging relationships under IFRS 9 that would not have met the qualifying hedge accounting criteria under IAS 39.

IFRS 9 requires hedging gains and losses to be recognized as an adjustment to the initial carrying amount of non-financial hedged items (basis adjustment). In addition, transfers from the hedging reserve to the initial carrying amount of the hedged item are not reclassification adjustments under IAS 1 Presentation of Financial Statements and hence they do not affect other comprehensive income. Hedging gains and losses subject to basis adjustments are categorized as amounts that will not be subsequently reclassified to profit or loss in other comprehensive income. This is consistent with our practice prior to the adoption of IFRS 9. Consistent with prior periods, when a forward contract is used in a cash flow hedge or fair value hedge relationship, we have designated the change in fair value of the entire forward contract, i.e. including the forward element, as the hedging instrument.

Revenue from Contracts with Customers

IFRS 15 supersedes IAS 11 Construction Contracts, IAS 18 Revenue and the related Interpretations. IFRS 15 introduces a 5-step approach to revenue recognition to include far more prescriptive guidance to deal with specific scenarios. We have applied IFRS 15 using the modified retrospective method with the cumulative effect of initially applying IFRS 15 recognized at the date of initial application (January 1, 2018) as an adjustment to the opening balance of retained earnings. Therefore, the comparative information was not restated and continues to be reported under IAS 11, IAS 18 and the related Interpretations. We have elected to apply IFRS 15 retrospectively only to contracts that are not completed contracts at the date of initial application.

IFRS 15 uses the terms ‘contract asset’ and ‘contract liability’ to describe what might more commonly be known as ‘accrued revenue’ and ‘deferred revenue’, however IFRS 15 does not prohibit an entity from using alternative descriptions in the statement of financial position. We have adopted the terminology used in IFRS 15 to describe such balances. Contract asset relates to the unbilled revenue that was previously included in Other receivables and prepayment - Voyage in progress. Contract liability refers to the amounts received in advance from the customers that was previously included in Trade and other payables.

Our significant accounting policies for revenue recognition are disclosed in Note 2.18 to our consolidated and combined financial statements.

Leases

IFRS 16 is applicable to our financial statements effective January 1, 2019. IFRS 16 amends the existing accounting standards to require lessees to recognize, on a discounted basis, the rights and obligations created by the commitment to lease assets on the balance sheet, unless the term of the lease is less than 12 months or of low value. Accordingly, IFRS 16 will result in the recognition of right-of-use assets and corresponding lease liabilities, on the basis of the discounted remaining future minimum lease payments for our existing chartered-in vessel commitments that are currently reported as operating leases adjusting for prepayments and accrued lease payments.

IFRS 16 requires that we assess the lease contracts to identify separate components and allocates the consideration in the contract to each component. We will make use of the practical expedient to elect, by class of underlying asset, not to separate non-lease components from lease components specifically with respect to time charter arrangements.

Upon transition, a lessee shall apply IFRS 16 to its leases either retrospectively to each prior reporting period presented, being the full retrospective approach, or retrospectively with the cumulative effect of initially applying IFRS 16 recognized at the date of initial application, being the modified retrospective approach. We will apply the modified retrospective approach upon transition. The impact of the application of IFRS 16 on the statement of financial position at January 1, 2019 will be the recognition of right of use assets of approximately $65.2 million, corresponding lease liabilities of approximately $64.6 million and a credit of approximately $0.6 million to accumulated loss. We will apply the practical expedient to account for existing time charters with remaining terms of less than one year on the date of initial application in the same way as short-term leases.

We expect that the application of the above principles beginning in 2019 will not result in a material difference in the amount of revenue recognized under our existing accounting policies for pool and time-out charter arrangements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors

The table below details the names of, and information about, the individuals that are currently serving as directors or alternate directors of Grindrod Shipping. At our first annual general meeting, all of the non-executive directors will retire from office and will be eligible to and, we expect, will stand for re-election.

Name	Age	Position	Term Expires
Cato Brahde	64	Director / Chairman	First Annual General Meeting
Stephen Griffiths	58	Director	*
Michael Hankinson(1)	69	Director	First Annual General Meeting
John Herholdt	70	Director	First Annual General Meeting
Quah Ban Huat	52	Director	First Annual General Meeting
Pieter Uys(1)	56	Director	First Annual General Meeting
Martyn Wade	60	Director	*
Alternate Directors:
Andrew Waller(1)(2)	56	Alternate Director	First Annual General Meeting

*	Messrs Wade and Griffiths will serve as Directors so long as they continue to hold the positions of Chief Executive Officer and Chief Financial Officer, respectively.

(1)	Currently also serves as a director of Former Parent.

(2)	Mr. Waller is an alternate director of Grindrod Shipping appointed by Mr. Hankinson. Mr. Waller is entitled to notice of directors’ meetings and, if Mr. Hankinson is not present at a meeting, is entitled to vote and be counted in the quorum as a director. Mr. Waller is entitled to attend, but not vote at and not count in the quorum for, each meeting at which Mr. Hankinson is present.

Cato Brahde has served as member of our board of directors since November 2, 2017, and was appointed as Chairman on November 28, 2017. Mr. Brahde was a director of Grindrod Limited from 2013 to 2016. He currently acts as Chief Investment Officer for Tufton Oceanic’s equity investment funds. He joined Tufton Oceanic in 1989 where he was responsible for private and public shipping equity investments, among which he managed a fleet of 30 standby support vessels for the offshore oil and gas industry in the North Sea. Mr. Brahde previously worked as a naval architect and project manager with Brown and Root, a subsidiary of US oil services group Halliburton, from 1978 to 1989. During 1977 and 1978 he served in the Royal Norwegian Navy. Mr. Brahde qualified as a naval architect at the University of Newcastle upon Tyne, gained a Master of Science in Business Administration degree from Boston University and holds a diploma in Company Direction.

Michael Hankinson has served as a member of our board of directors since June 20, 2018. Mr. Hankinson has served as a director of Former Parent since 2009, as its Non-Executive Chairman from 2014 to 2017, its Executive Chairman from August 2017 to November 2018 at which time he once again became its Non-Executive Chairman. Mr. Hankinson has also been the non-executive Chairman of The Spar Group Limited since 2004. In 1997, Mr. Hankinson was appointed its Chief Executive at Dunlop Limited, a tire and rubber manufacturer listed on the Johannesburg Stock Exchange, and held this position until 2006. In 1976, Mr. Hankinson joined Romatex Limited as Financial Manager and in 1994 was appointed as Chief Executive Officer. Mr. Hankinson has also held numerous non-executive positions on various boards related to the textile, tire and sugar industries as well at Transnet Limited. Mr. Hankinson qualified as a Chartered Accountant (South Africa) in 1976 after completing his articles at Deloitte and Touche.

John Herholdt has served as a member of our board of directors since November 6, 2017 and is the Chairman of the Compensation and Nomination Committee. Between 2012 and 2015, Mr. Herholdt consulted the Maitland Group. From 1987 to 2012 Mr. Herholdt served as a London based senior partner of the Maitland Group with offices in Europe, South Africa, North America and elsewhere. He also served as a Director on the boards of several of its subsidiaries. The London office of Shepstone and Wylie was established by Mr. Herholdt in 1985 and in 1987 merged the Shepstone and Wylie operation with that of Maitlands, then the offshore arm of the South African law firm Webber Wentzel. He remained associated with Shepstone and Wylie until 2012. In 1984, Mr. Herholdt joined the South African law firm Shepstone and Wylie as a senior partner in the maritime department, acting primarily for vessel owners and P&I Clubs. In 1979, Mr. Herholdt was appointed a Director of Leo Raphaely and Sons, an international commodity trading firm. From 1972 to 1979, Mr. Herholdt was a partner of the law firm Goodrickes and specialized in maritime and commodities law. His responsibilities included all maritime and commodity issues, as well as, legal, commercial, and tax matters. Mr. Herholdt obtained his Bachelor of Arts in Law Degree in 1969 and his Bachelor of Laws degree in 1971, and was admitted as an attorney of the Supreme Court of South Africa in 1972.

Quah Ban Huat has served as a member of our board of directors since November 2, 2017 and is the Chairman of the Audit and Risk Committee. He is a principal advisor at KPMG Corporate Finance and a senior advisor to the Chairman of Sunjoy Group. Mr. Quah specializes in mergers & acquisitions, structuring and financing. In addition, he is also a director of AP Oil International Limited, Samudera Shipping Line Ltd, Deutsche Boerse Asia Holding Pte. Ltd., Eurex Clearing Asia Pte. Ltd., Eurex Exchange Asia Pte. Ltd. and Primeur Holdings Pte. Ltd. and its subsidiary. Prior to that, Mr. Quah served as a director on the boards of mDR Ltd from 2014 to 2017 and Croesus Asset Management Pte. Ltd. (the trustee manager of Croesus Retail Trust) from 2012 to 2017. Prior to this he held various key finance positions including Regional Business Area Controller at Deutsche Bank for its Asia Pacific Money Markets

and Treasury operations, Group Finance Director at the IMC Group, Chief Financial Officer at City Gas Pte. Ltd. and Rickmers Trust Management Pte. Ltd. (the trustee manager of Rickmers Maritime Trust). Mr. Quah qualified as an accountant with the Institute of Chartered Accountants of England and Wales and the Association of Certified Chartered Accountants. He completed his articles with Benjamin Taylor & Co and was a manager at the banking division of Coopers and Lybrand prior to joining Deutsche Bank in London.

Stephen Griffiths has served as a member of our board of directors and as our Chief Financial Officer since November 7, 2017, and also served as Chief Financial Officer of Former Parent’s shipping business from April 2009 until the Spin-Off. Mr. Griffiths joined Grindrod Limited in 2004 as Group Financial Manager. Previously, Mr. Griffiths joined the Reunert Group in 1989 and was appointed Financial Director of a Reunert Group subsidiary in 1995. Mr. Griffiths qualified as a Chartered Accountant (South Africa) in 1985 and completed his articles at Hudson, Langham, Morrison and Co.

Pieter Uys has served as a member of our board of directors since June 20, 2018. Mr. Uys has been a member of Former Parent’s board of directors since August 2013. Mr. Uys is currently a director of Mediclinic, Dark Fibre Africa, Seacom, Former Parent, Grindrod Bank and Kagiso Tiso Holdings. Since 2013, Mr. Uys has served as an investment executive for Remgro, one of our significant shareholders. From 2008 to 2012 Mr. Uys was Chief Executive Officer of the Vodacom Group. Prior to that, Mr. Uys served as Managing Director of Vodacom South Africa since 2001, and as Vodacom Group Chief Operating Officer since 2004. From 1993 to 2001, Mr. Uys was an employee at Vodacom as a member of the initial engineering team. Mr. Uys holds a Bachelor of Science degree in Engineering, a Masters in Engineering degree from the University of Stellenbosch and a Master of Business Administration degree from the Stellenbosch Business School.

Martyn Wade has served as a member of our board of directors since November 15, 2017. Mr. Wade served on the Grindrod Limited board from November 2011 until November 1, 2017. Mr. Wade continues to serve as the Chief Executive Officer of GSPL, a role he has been in since July 2011. Mr. Wade is currently a director of The UK Freight Demurrage & Defense Association (UK) and a member of the advisory panel to the Singapore Maritime Foundation. Mr. Wade has 41 years international shipping experience and has worked for vessel owners, operators and shipbrokers in London, Johannesburg, New York and now Singapore. The companies Mr. Wade has worked for include Van Ommeren UK, Simpson Spence and Young Johannesburg, Clipper Bulk USA and HSBC Shipping Services London. Mr. Wade is a member of the Baltic Exchange having been first elected in 1979.

Andrew Waller has served on our board as an Alternate Director to Michael Hankinson since June 20, 2018. Mr. Waller is an Executive Director of Former Parent and was appointed to his current role as chief executive officer of Former Parent on September 1, 2018, having been appointed as an Executive Director and CFO of Former Parent in 2011. Mr. Waller’s experience includes acquisitions and disposals across Former Parent’s divisions and across geographies. Mr. Waller qualified as a Chartered Accountant (South Africa) in 1987 and completed his articles at Deloitte and Touche, which included training in Pietermaritzburg and 3 years in Aberdeen and Edinburgh. From 1995 to 2011, Mr. Waller was appointed audit partner in Pietermaritzburg, senior partner in KwaZulu Natal and lead client service partner of the firm’s largest clients in South Africa.

Senior Management

The table below details the names of, and information about, the individuals who serve as Executive Officers:

Name	Age	Position
Martyn Wade	60	Chief Executive Officer
Stephen Griffiths	58	Chief Financial Officer

The business address of the persons noted above is Grindrod Shipping’s executive office at #03-01 Southpoint, 200 Cantonment Road, Singapore 089763.

Compensation of Directors and Senior Management

We paid an aggregate cash compensation of $2.5 million to our Executive Officers and non-executive directors in 2018. Currently, on an annual basis, each non-executive director, other than the chairman of the board, is compensated with a fee of $65,000 for his or her services as one of our directors and an additional fee of $20,000 for his or her services as chairman of one of the board committees or an additional fee of $10,000 for his or her services as a member of one of the board committees; the chairman of the board receives a total annual fee of $150,000 for his or her services, inclusive of any such services as a director and as a committee chairman or member; and Mr. Waller does not receive any fees for services as an Alternate Director.

Our Executive Officers are remunerated in accordance with their contracts of employment. In addition, Executive Officers are eligible for variable compensation under our forfeitable share plan for achieving company-wide objectives and for their individual contribution to our results and objectives. In 2018 we granted awards of 743,000 forfeitable ordinary shares with a value of $7.6 million to our employees, including our Chief Executive Officer and our Chief Financial Officer. In respect of these awards, an amount of $1.4 million was expensed in our 2018 statement of profit or loss and other comprehensive income, and further expenses in respect of these awards will be recorded in subsequent financial periods pro rata to the vesting period. Included in the awards of 743,000 forfeitable ordinary shares are 180,000 and 100,000 forfeitable ordinary shares that we awarded to our Chief Executive Officer and our Chief Financial Officer, respectively, and which, in each case, vest in three equal tranches at March 1, 2020, 2021 and 2022.

The following description is only a summary of the material provisions of the forfeitable share plan and is governed in its entirely by the forfeitable share plan which is included as an exhibit to this annual report. We adopted the forfeitable share plan to provide selected employees with the opportunity to receive compensatory equity awards of our ordinary shares and to serve as a retention mechanism and recruitment tool. The forfeitable share plan also provides participants with the opportunity to share in the success of the company and aligns forfeitable share plan participant interests with the interests of our shareholders. The forfeitable share plan is administered by the compensation and nomination committee. Participants receive grants of forfeitable ordinary shares, subject to applicable time and/or performance vesting conditions and other terms, that settle in ordinary shares when vested and are forfeited, in part in or in full, upon certain termination of employment events if not previously vested. Under the terms of the forfeitable share plan, the aggregate number of ordinary shares that may be granted and not yet vested under the forfeitable share plan at any one time shall not exceed 5% of the number of shares in issue (excluding treasury shares) as determined in reference to the day preceding the award.

We will obtain shareholder approval annually to authorize the issuance of ordinary shares under the plan. We have obtained such approval until the conclusion of our first annual general meeting.

Board Practices

Grindrod Shipping’s board of directors comprises seven directors, including five independent non-executive members, as determined in accordance with the prevailing Code of Corporate Governance issued by the Monetary Authority of Singapore, which is the 2018 Singapore Corporate Governance Code. Each of Grindrod Shipping’s directors is elected by Grindrod Shipping’s shareholders or appointed by the directors pursuant to Grindrod Shipping’s constitution. In addition, Mr. Waller is an Alternate Director appointed by Mr. Hankinson. Mr. Waller is entitled to notice of directors’ meetings and, if Mr. Hankinson is not present at a meeting, is entitled to vote and be counted in the quorum as a director. Mr. Waller is entitled to attend, but not vote at, each meeting at which Mr. Hankinson is present. In addition, Mr. Quah is also a director of Samudera Shipping Line Ltd. To the extent that Mr. Quah’s service as a member of the board of directors of Samudera Shipping Line Ltd. presents a conflict of interest with respect to any matters involving us, Mr. Quah has agreed to inform our board of directors of any such conflict and recuse himself from any proceedings or vote relating to such matters.

At our first annual general meeting, which is expected to be held on or about May 29, 2019, all of the directors, other than the Chief Executive Officer and the Chief Financial Officer, shall retire from office and will be eligible to and, we expect, will stand for re-election. At each subsequent annual general meeting, one-third of the directors then in office, or if their number is not a multiple of three, the number nearest to one-third, shall retire from office by rotation, provided no director holding office as Chief Executive Officer or Chief Financial Officer shall be subject to retirement by rotation or be taken into account in determining the number of directors to retire. In addition, any director who has been appointed by the directors to fill a vacancy during any given year will be required to retire from office at the next annual general meeting and shall be eligible for re-election at such meeting. Directors holding office as Chief Executive Officer or Chief Financial Officer shall resign from their directorship upon no longer holding such positions.

The directors to retire in every year shall be those who have been longest serving in office since their last re-election or appointment. Where directors were re-elected or appointed on the same day, those to retire shall be agreed amongst themselves or be determined by lot.

A director shall vacate his office upon his resignation, removal, bankruptcy, becoming mentally disordered or disqualification. A director may only be removed from office by or according to resolution of the shareholders.

No director is entitled to any severance benefits on termination of his or her service as a director.

Grindrod Shipping has established two committees of the board of directors: the audit and risk committee and the compensation and nomination committee.

Audit and Risk Committee

The members of the audit and risk committee are Messrs. Quah (chairman), Herholdt and Brahde. The audit and risk committee, among other things, oversees our financial reporting, risk management, related party transactions and internal controls (in relation to financial, operational, compliance and information technology controls), engages our external auditors and oversees our internal audit activities, tax policies and effectiveness of our legal and compliance systems.

Compensation and Nomination Committee

The members of the compensation and nomination committee are Messrs. Herholdt (chairman), Quah, Brahde and Hankinson. The compensation and nomination committee oversees our compensation policy and the executive compensation policy, approves awards of stock based incentives, approves the individual package of the chief executive officer, reviews and monitors the nomination and appointment process and composition of the board of directors and succession planning of the board, the committees of the board of directors and the performance of the board.

Corporate Governance Practices

Pursuant to an exception under NASDAQ listing standards available to foreign private issuers, we are not required to comply with many of the corporate governance practices followed by U.S. companies under the NASDAQ listing standards. Accordingly, we are exempt from many of NASDAQ’s corporate governance practices. We are incorporated under the laws of Singapore and have elected to voluntarily comply with the relevant guidelines of the 2018 Singapore Corporate Governance Code. In connection with the listing of our ordinary shares on NASDAQ, we certified to NASDAQ that our corporate governance practices are in compliance with, and are not prohibited by, Singapore law. We also agreed or elected to comply with certain JSE corporate governance requirements in addition to complying with the applicable Singapore Corporate Governance Code and NASDAQ listing standards. Set forth below is a list of the significant differences between our corporate governance practices and NASDAQ listing standards applicable to listed U.S. companies.

Independence of Directors. NASDAQ requires that a U.S.-listed company maintain a majority of independent directors. Our board of directors consists of seven directors, three of whom are the members of our audit and risk committee and are considered “independent” under Rule 10A-3 promulgated under the Exchange Act as it applies to us under the rules of NASDAQ. Under the 2018 Singapore Corporate Governance Code, our board of directors is not required to consist of a majority of independent directors. Under the 2018 Singapore Corporate Governance Code, only one-third of our board of directors is required to be independent if the chairman of our board of directors is independent. However, the determination of independence under the 2018 Singapore Corporate Governance Code is different from NASDAQ standards. Under the 2018 Singapore Corporate Governance Code, five of our directors and our alternate director are considered independent.

Compensation and Nomination Committee. NASDAQ requires that a U.S.-listed company have a compensation committee consisting only of independent directors and that director nominees be selected or recommended for the board’s selection by either a vote in which only independent directors participate or a nominations committee comprised solely of independent directors. Under the 2018 Singapore Corporate Governance Code, a company’s remuneration committee and nominating committee, which we combine as our compensation and nomination committee, are not required to consist entirely of independent directors. The 2018 Singapore Corporate Governance Code requires each of these committees be comprised of at least three directors, a majority of whom should be independent (including the chairman or chairmen of such committee or committees), and that all members of the remuneration committee be non-executive directors. Our compensation and nomination committee currently consists of Messrs. Herholdt, Quah, Brahde and Hankinson, all of whom are independent and non-executive directors under the 2018 Singapore Corporate Governance Code.

Audit and Risk Committee. NASDAQ requires that a U.S.-listed company have an audit committee comprised of at least three members, all of whom shall be entirely independent directors. The 2018 Singapore Corporate Governance Code requires an audit committee to be comprised of at least three directors, a majority of whom should be independent (including the chairman of such committee), and that all members of the audit committee be non-executive directors. Our audit and risk committee currently consists of Messrs. Quah, Herholdt and Brahde, all of whom are independent and non-executive directors under the 2018 Singapore Corporate Governance Code and “independent” under Rule 10A-3 promulgated under the Exchange Act.

Executive Sessions. NASDAQ requires that the independent directors of a U.S.-listed company have regularly scheduled meetings at which only independent directors are present, or executive sessions. The 2018 Singapore Corporate Governance Code provides that the independent directors should meet periodically without the presence of the other directors.

Quorum. NASDAQ requires that a U.S.-listed company’s bylaws provide for a quorum of at least 33 1/3 percent of the outstanding shares of the company’s common voting stock. Our constitution provides that shareholders holding an aggregate not less than 15 percent of the issued and fully paid shares in the capital of the company, present in person or by proxy, shall be a quorum. The 2018 Singapore Corporate Governance Code does not prescribe a quorum requirement.

Employees

As of December 31, 2018, we had approximately 759 employees, of which approximately 593 seagoing staff serve on the vessels that we manage and 166 provide general management, financial management, and commercial and technical management to the vessels that we manage. Our seafarers are represented by collective bargaining agreements but we have not experienced a work stoppage in the past few years. Seafarers employed by our vessel managers are unionized under various jurisdictions and are employed under various collective bargaining agreements which does expose us to a risk of potential labor unrest at times when those collective bargaining agreements are being re-negotiated.

Share Ownership of Directors and Executive Officers

The following sets forth, to the knowledge of Grindrod Shipping’s management, the total amount of ordinary shares directly or indirectly owned by Grindrod Shipping’s current Directors, Alternate Directors and Executive Officers based on 19,063,833 ordinary shares outstanding as of February 28, 2019.

Holder	Grindrod Shipping Ordinary Shares		Percentage Ownership
Cato Brahde	45,000		*
Stephen Griffiths	18,370		*
Michael Hankinson	1,675		*
John Herholdt	-		*
Quah Ban Huat	-		*
Pieter Uys	-		*
Martyn Wade	70,026		*
Andrew Waller	257,531	(1)	1.4%

*	Less than 1%
(1)	Includes 241,962 ordinary shares held by Former Parent that Mr. Waller has the power and authority, acting alone in his capacity as Chief Executive Officer of Former Parent, to dispose.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

To our knowledge: (1) no corporation or foreign government owns more than 50% of our outstanding ordinary shares; and (2) there are no arrangements the operation of which may at a subsequent date result in a change in control of Grindrod Shipping. To the knowledge of Grindrod Shipping’s management and as otherwise set forth herein there is no controlling shareholder of Grindrod Shipping.

A list of the individuals and organizations holding, to the knowledge of Grindrod Shipping’s management, directly or indirectly, 5% or more of our issued share capital as of February 28, 2019 is set forth below.

Beneficial owner	Grindrod Shipping Ordinary Shares(1)	Percentage Ownership(2)
Industrial Partnership Investments Proprietary Limited(1)	4,329,580	22.7%
PSG Asset Management Proprietary Limited(2)	2,026,572	10.6%
Grindrod Investments Proprietary Limited(3)	1,922,740	10.1%
Newshelf 1279 Proprietary Limited(4)	1,600,000	8.4%
QVT Financial LP(5)	1,145,053	6.0%

(1)	Industrial Partnership Investments Proprietary Limited is a 100% held subsidiary of Remgro Limited. Based solely on information included in the report on Schedule 13D by Industrial Partnership Investments Proprietary Limited as of August 2, 2018.

(2)	Based solely on information included in the report on Schedule 13G by PSG Asset Management Proprietary Limited as of October 4, 2018.

(3)	Based solely on information included in the report on Schedule 13G by Grindrod Investments Proprietary Limited as of July 20, 2018.

(4)	Based solely on information included in the report on Schedule 13G by Newshelf 1279 Proprietary Limited as of July 5, 2018.

(5)	Based solely on information included in the report on Schedule 13G/A by QVT Financial LP as of February 14, 2019.

None of the above shareholders hold voting rights which are different from those that are held by Grindrod Shipping’s other shareholders.

There have been no alterations in Grindrod Shipping’s share capital between the date of listing on NASDAQ, June 18, 2018, and the date of this annual report.

Register of Members

Grindrod Shipping’s ordinary shares trade in the United States on NASDAQ under the symbol “GRIN”. The principal non-United States trading market for the ordinary shares of Grindrod Shipping is the JSE, on which the ordinary shares trade on the main board of the JSE, with a share code of GSH and under the abbreviated name GRINSHIP. Since Grindrod Shipping is a Singapore company, a principal register of members is maintained by Grindrod Shipping in Singapore. In addition, Continental Stock Transfer & Trust Company acts as Grindrod Shipping’s transfer agent and maintains Grindrod Shipping’s branch register of members, which is located in the United States. In South Africa, Computershare (Pty) Ltd acts as the administrative depository agent and maintains an administrative depository register reflecting the dematerialised shares trading on the JSE. All Grindrod Shipping ordinary shares reflected on the South African administrative depository register are held electronically through the Strate System at all times. See “Item 10. Additional Information—General” for additional information about the Singapore register, branch register and shareholder rights.

As of March 1, 2019, Cede & Co, a nominee of The Depository Trust Company, is the only record holder of ordinary shares. We believe that the ordinary shares held by Cede & Co. include 1,974,996, or 10.4%, ordinary shares held by beneficial owners in the United States.

Related Party Transactions

For a description of our material joint ventures, see “Item 4. Information on the Company—Business Overview—Our Joint Ventures”.

For a description of our financing arrangements with certain of our joint ventures, see “Item 4. Information on the Company—Business Overview—Our Joint Ventures”, “Item 5. Operating and Financial Review and Prospects—Off Balance Sheet Arrangements” and Notes 10 and 11 to our consolidated and combined financial statements.

For a description of our agreements relating to the Spin-Off, see “Item 10. Additional Information—Material Contracts” and “Item 4. Information on the Company—Management of our Business”.

Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

Reference is made to Item 18 for a list of all financial statements filed as part of this annual report. For information on legal proceedings, please refer to “Item 4. Information on the Company—Business Overview—Legal Proceedings”.

Dividend Policy and Dividend Distributions

The declaration and payment of dividends, if any, are subject to the discretion of our board of directors. The timing and amount of any dividends declared will depend on, among other things: (i) our earnings, financial condition and cash requirements and available sources of liquidity, (ii) decisions in relation to our growth and leverage strategies, (iii) provisions of Singapore law governing the payment of dividends, (iv) restrictive covenants in our existing and future debt instruments and (v) global financial conditions. See “Item 3. Key Information—Risk Factors—Grindrod Shipping may not have sufficient distributable profits to pay dividends or otherwise distribute cash or assets to shareholders” and “Item 10. Additional Information—Dividends”.

Significant Changes

Please refer to “Item 5. Operating and Financial Review and Prospects—Recent Developments”.

ITEM 9.	THE OFFER AND LISTING

Offer and Listing Details

The ordinary shares of Grindrod Shipping are listed on NASDAQ under the symbol “GRIN” and on the JSE under the symbol “GSH”.

Plan of Distribution

Not applicable.

Markets

The ordinary shares of Grindrod Shipping are listed on NASDAQ under the symbol “GRIN” and on the JSE under the symbol “GSH”.

Selling Shareholders

Not applicable.

Dilution

Not applicable.

Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

General

For the purposes of this section, references to “shareholders” mean those shareholders whose names and number of shares are entered in Grindrod Shipping’s principal or branch register of members. Only persons who are registered in Grindrod Shipping’s principal or branch register of members are recognized under Singapore law as shareholders of Grindrod Shipping with legal standing to institute shareholder actions against Grindrod Shipping or otherwise seek to enforce their rights as shareholders. Grindrod Shipping’s branch register of members is maintained by its transfer agent, Continental Stock Transfer & Trust Company, located in the United States. In South Africa, Computershare (Pty) Ltd maintains an administrative depository register to facilitate trading on the JSE.

The ordinary shares of Grindrod Shipping are held through The Depository Trust Company, or DTC. Accordingly, DTC, or its nominee, Cede & Co., is the shareholder of record registered in Grindrod Shipping’s branch register of members. The beneficial interests in the ordinary shares are reflected in position listings of the DTC participants for shares held through DTC or its nominee (for shareholders trading on NASDAQ) and on the administrative depository register located in South Africa (for shareholders trading on the JSE). Non-South Africa residents (and those South Africa residents complying with applicable exchange control regulations) are able to reposition their Grindrod Shipping ordinary shares reflected in the administrative depository register located in South Africa to an account with a U.S. broker-dealer that is a DTC participant. Shareholders who wish to reposition their Grindrod Shipping ordinary shares to an account with a U.S. broker-dealer should contact their South African broker or CSDP for more information about repositioning their ordinary shares between the South African administrative depository register and an account with a U.S. broker-dealer that is a DTC participant.

A holder of dematerialised interests in Grindrod Shipping’s shares may become a registered shareholder by exchanging its interest in the shares for certificated shares (if requested) and being registered in Grindrod Shipping’s register of members. The procedures by which a holder of dematerialised interests may exchange such interests for certificated shares (if requested) are determined by DTC and Continental Stock Transfer & Trust Company, in accordance with their internal policies and guidelines regulating the withdrawal and exchange of dematerialised interests for certificated shares (if requested), and following such an exchange Continental Stock Transfer & Trust Company will perform the procedures to register the shareholder in the branch register.

Shares may only be traded on the JSE in electronic form as dematerialised shares and trade for electronic settlement in terms of the Strate System (an electronic custody, clearing and settlement environment, managed by Strate), for all share transactions concluded on the JSE and off-market (and in terms of which transactions in securities are settled and transfers of beneficial ownership in securities are recorded electronically). Dematerialised shares are shares that have been dematerialised (the process whereby physical share certificates are replaced with electronic records evidencing ownership of shares for the purpose of Strate). Accordingly, all beneficial holders of Grindrod Shipping’s ordinary shares reflected on the South African administrative depository register must appoint a CSDP for shares traded on the JSE, directly or through a broker, to hold the dematerialised Grindrod Shipping shares on their behalf.

If (a) the name of any person is without sufficient cause entered in or omitted from the register of members; or (b) default is made or there is unnecessary delay in entering in the register of members the fact of any person having ceased to be a member, the person aggrieved or any member of the company or the company, may apply to the Singapore courts for rectification of the register of members. The Singapore courts may either refuse the application or order rectification of the register of members, and may direct the company to pay any damages sustained by any party to the application. The Singapore courts will not entertain any application for the rectification of a register of members in respect of an entry which was made in the register of members more than 30 years before the date of the application.

Share Capital

Not applicable.

Constitution

The description of our constitution under “Item 10. Additional Information—Constitution” contained in the Registration Statement is incorporated by reference in this annual report.

Comparison of Shareholder Rights

The comparison of shareholders rights under “Item 10. Additional Information—Comparison of Shareholder Rights” contained in the Registration Statement is incorporated by reference in this annual report.

Material Contracts

Contracts Relating to the Spin-Off

The below descriptions are only summaries of the material provisions of the GSPL and GSSA Share Purchase Agreements and Implementation Agreement and are qualified in their entirety by reference to a copy of the GSPL Share Purchase Agreement, GSPL Share Purchase Agreement and Implementation Agreement, which are included as exhibits to this annual report and incorporated by reference.

The GSPL and GSSA Share Purchase Agreements

The Share Purchase Agreement between Grindrod Limited and Grindrod Shipping, dated March 23, 2018, sets forth the terms by which Grindrod Shipping purchased all of the shares of GSPL from Former Parent. Under the terms of this agreement, Former Parent sold all of the issued shares in GSPL to Grindrod Shipping on the Closing Date. The purchase price for such shares was the market value of the GSPL shares, approximately $279.7 million, and settled by way of Grindrod Shipping issuing 16,626,600 Convertible Notes to Former Parent. Under the terms of this agreement, Former Parent provided certain warranties in favor of Grindrod Shipping, including (i) that the GSPL shares were unencumbered, (ii) that GSPL held shares in its specified subsidiaries, and (iii) that Former Parent had no claims against GSPL and Former Parent waives any such claims that Former Parent may have against GSPL. The terms of this agreement permit Grindrod Shipping to bring any claims against Former Parent in respect of the breach of such warranties or otherwise in connection with the purchase of the GSPL shares, to the extent that there is a basis in law to do so, up to an aggregate liability of Former Parent in respect of such claims in an amount equal to the purchase price for the GSPL shares. Grindrod Shipping must also bring any such claims within 36 months of the Spin-Off and may only bring claims over a minimum threshold of $100,000 Under the agreement, Former Parent is not liable to make payment of any claim by Grindrod Shipping, to the extent that making such payment would be contrary to any law. Notwithstanding the foregoing, Grindrod Shipping and Former Parent have not expressly indemnified one another under this agreement against any third-party claims. However, this agreement does not preclude the parties from seeking such indemnification or other remedies in respect of third-party claims under applicable law.

The Share Purchase Agreement between Grindrod Limited and Grindrod Shipping, dated March 23, 2018, sets forth the terms by which Grindrod Shipping purchased all of the shares of GSSA from Former Parent. Under the terms of this agreement, Former Parent sold all of the issued shares in GSSA to Grindrod Shipping on the Closing Date. The purchase price for such shares was the market value of the GSSA shares, approximately $41.0 million, and settled by way of Grindrod Shipping issuing 2,437,232 Convertible Notes to Former Parent. Under the terms of this agreement, Former Parent provided certain warranties in favor of Grindrod Shipping, including (i) that the GSSA shares were unencumbered, (ii) that GSSA held shares in its specified subsidiaries, and (iii) that Former Parent had no claims against GSSA and Former Parent waived any such claims that Former Parent may have against GSSA. The terms of this agreement permit Grindrod Shipping to bring any claims against Former Parent in respect of the breach of such warranties or otherwise in connection with the purchase of the GSSA shares, to the extent that there is a basis in law to do so, up to an aggregate liability of Former Parent in respect of such claims in an amount equal to the purchase price for the GSSA shares. Grindrod Shipping must also bring any such claims within 36 months of the Spin-Off and may only bring claims over a minimum threshold of $100,000. Under the agreement, Former Parent is not liable to make payment of any claim by Grindrod Shipping, to the extent that making such payment would be contrary to any law. Notwithstanding the foregoing, Grindrod Shipping and Former Parent have not expressly indemnified one another under this agreement against any third-party claims. However, this agreement does not preclude the parties from seeking such indemnification or other remedies in respect of third-party claims under applicable law.

The Implementation Agreement

The Implementation Agreement was entered into on March 23, 2018 between Former Parent, Grindrod Shipping, GSPL and GSSA and governed the mechanics of the Spin-Off. Under the terms of the Implementation Agreement, the Spin-Off could only occur once the GSPL Share Purchase Agreement and GSSA Share Purchase Agreement became effective. In addition, the Implementation Agreement was subject to the following conditions precedent which were fulfilled:

•	Grindrod Shipping’s board of directors approving the Spin-Off and required shareholder approvals for the Spin-Off being obtained;

•	the regulatory and procedural steps required for the Spin-Off taking place or being obtained; and

•	Grindrod Shipping’s ordinary shares having been approved for listing on NASDAQ subject to official notice and distribution, and the JSE.

Joint Venture Agreements

For a description of our material joint ventures, see “Item 4. Information on the Company—Business Overview—Our Joint Ventures”.

Loan Agreements

For a description of our material loan agreements, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Loan Agreements”.

Exchange Controls

South Africa

Exchange controls in South Africa are administered by the South African Reserve Bank, or SARB, in terms of the Exchange Control Regulations, 1961, and regulate transactions involving South African residents. The purpose of exchange controls is to mitigate the decline of foreign capital reserves in South Africa. We expect that South African exchange controls will continue to operate in the foreseeable future. The Government of South Africa has, however, committed itself to relaxing exchange controls gradually and significant relaxation has occurred in recent years. See “Item 10. Additional Information—General” in this Annual Report.

Residents of the CMA

Residents in the CMA (comprising South Africa, the Republic of Namibia, the Kingdom of Lesotho and the Kingdom of Swaziland) or offshore subsidiaries of a resident in the CMA may not reposition their ordinary shares from the South African administrative depository register to an account with a U.S. broker-dealer or otherwise beneficially own or hold any Grindrod Shipping ordinary shares whether through a U.S. broker-dealer or directly on the principal or branch register unless specific approval has been obtained from the SARB by such persons for any subscription, purchase or beneficial holding or ownership, or as otherwise permitted under the South African Exchange Control Regulations or the rulings promulgated thereunder.

Singapore

There are no exchange control restrictions in effect in Singapore.

Taxation

Material U.S. Federal Income Tax Considerations

The following is a discussion of the material U.S. federal income tax considerations applicable to us and to beneficial owners of our ordinary shares. This discussion is based upon provisions of the Code, the Treasury regulations promulgated under the Code, as amended, or the Treasury regulations, and administrative rulings and court decisions, all as in effect or in existence on the date of this annual report and all of which are subject to change or differing interpretations, possibly with retroactive effect. Any such change could result in U.S. federal income tax consequences that are materially different from those described below. Moreover, any change after the date of this annual report in any of the factual matters set forth in this filing or in our or our subsidiaries’ conduct, practices or activities may affect the considerations discussed below. We are under no obligation to update the discussion to reflect future changes in law or changes in any of the foregoing factual matters that may later come to our attention.

This discussion is for general information purposes only, does not purport to be a comprehensive description of all of the U.S. federal income tax considerations applicable to us or beneficial owners of ordinary shares and does not address any tax laws other than U.S. federal income tax laws. Potential investors are encouraged to consult their tax advisers concerning the overall tax consequences arising in their own particular situations under U.S. federal, state, local and non-U.S. laws. The conclusions expressed in this discussion are not binding on the IRS or any court, and there is no assurance that the IRS or a court would not reach a contrary conclusion. No ruling from the IRS or opinion of counsel has been obtained or will be requested regarding any matter affecting us or prospective holders of our ordinary shares.

Treatment as a Corporation

We are treated as a non-U.S. corporation for U.S. federal income tax purposes. As such, we are subject to U.S. federal income tax on our income to the extent it is from sources within the United States or is Effectively Connected Income as discussed below. U.S. Holders (as defined below) are not directly subject to U.S. federal income tax on their shares of our income, but rather will be subject to U.S. federal income tax on distributions received from us and dispositions of ordinary shares as described below.

Taxation of Operating Income

Under the Code, income derived from, or in connection with, the use (or hiring or leasing for use) of a vessel, or the performance of services directly related to the use of a vessel, is treated as “Transportation Income.” Transportation Income that is attributable to transportation that either begins or ends, but that does not both begin and end, in the United States is considered to be 50% derived from sources within the United States, or U.S. Source International Transportation Income. Transportation Income attributable to transportation that both begins and ends in the United States is considered to be 100% derived from sources within the United States, or U.S. Source Domestic Transportation Income. Transportation Income that is attributable to transportation exclusively between non-U.S. destinations is considered to be 100% derived from sources outside the United States. Transportation Income derived from sources outside the United States generally is not subject to U.S. federal income tax.

We expect that we and our subsidiaries will earn income that will constitute Transportation Income. We do not expect us or our subsidiaries to earn U.S. Source Domestic Transportation Income. However, certain of our and our subsidiaries’ activities could give rise to U.S. Source International Transportation Income, and future expansion of or changes in our and our subsidiaries’ operations could result in an increase in the amount thereof, which generally would be subject to U.S. federal income taxation, unless the Section 883 Exemption applied. Based on our current plans and expectations regarding our and our subsidiaries’ organization and operations, we expect that only a relatively small portion of our and our subsidiaries’ gross Transportation Income will likely constitute U.S. Source International Transportation Income and, if the Section 883 Exemption were not to apply, we expect that the effective rate of U.S. federal income tax on our and our subsidiaries’ gross Transportation Income would be less than 1%.

The Section 883 Exemption

In general, the Section 883 Exemption provides that if a non-U.S. corporation satisfies the requirements of Section 883 of the Code and the Treasury regulations thereunder, or the Section 883 Regulations, it will not be subject to the net basis and branch profit taxes or the 4% gross basis tax described below on its U.S. Source International Transportation Income, including any U.S. Source International Transportation Income it derives from participation in a pool, partnership or other joint venture arrangement that satisfies the requirements of the Section 883 Regulations. The Section 883 Exemption applies only to U.S. Source International Transportation Income and does not apply to U.S. Source Domestic Transportation Income. The Section 883 Exemption applies separately to us and each of our subsidiaries that is treated as a corporation for U.S. federal income tax purposes and earns U.S. Source International Transportation Income (which we refer to below as our “applicable subsidiaries”).

We and our applicable subsidiaries will qualify for the Section 883 Exemption if, among other matters, we and our applicable subsidiaries meet the following three requirements:

•	We and each of our applicable subsidiaries are organized in a jurisdiction outside the United States that grants an equivalent exemption from tax to corporations organized in the United States with respect to the types of U.S. Source International Transportation Income that we earn, or an Equivalent Exemption;

•	We and each of our applicable subsidiaries satisfy the Publicly Traded Test or the Qualified Shareholder Stock Ownership Test (each as described below); and

•	We and each of our applicable subsidiaries meet certain substantiation, reporting and other requirements.

We are organized under the laws of Singapore and our applicable subsidiaries are organized under the laws of Singapore, South Africa, the Isle of Man and the Marshall Islands. The U.S. Treasury Department has recognized each of these jurisdictions as a jurisdiction that grants an Equivalent Exemption with respect to the type of U.S. Source International Transportation Income that we or our applicable subsidiaries generally expect to earn. Consequently, our and our applicable subsidiaries’ U.S. Source International Transportation Income should be exempt from U.S. federal income taxation provided we and our applicable subsidiaries meet the Publicly Traded Test or the Qualified Shareholder Stock Ownership Test and we and our applicable subsidiaries satisfy certain substantiation, reporting and other requirements.

Publicly Traded Test

In order to meet the Publicly Traded Test, the equity interests in the non-U.S. corporation at issue must be “primarily traded” and “regularly traded” on an established securities market either in the United States or in a jurisdiction outside the United States that grants an Equivalent Exemption. The Section 883 Regulations generally provide, in pertinent part, that equity of a non-U.S. corporation will be considered to be “primarily traded” on one or more established securities markets in a given country if, with respect to the class or classes of equity relied upon to meet the “regularly traded” requirement described below, the number of shares of each such class that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Our ordinary shares, which are our only class of equity interests, are traded on the NASDAQ and the JSE, each of which is considered to be an established securities market for purposes of these rules. As long as our ordinary shares continue to only be traded on the NASDAQ and the JSE, our ordinary shares will be “primarily traded” on an established securities market either in the United States or in South Africa, which is a jurisdiction outside the United States that grants an Equivalent Exemption.

Equity interests in a non-U.S. corporation will be considered to be “regularly traded” on an established securities market under the Section 883 Regulations provided one or more classes of such equity interests representing more than 50% of the aggregate vote and value of all of the outstanding equity interests in the non-U.S. corporation satisfy certain listing and trading volume requirements. These requirements are satisfied with respect to a class of equity interests listed on an established securities market, provided that either (a) trades in such class of equity interests are effected, other than in de minimis quantities, on such market on at least 60 days during the taxable year and the aggregate number of shares in such class that are traded on such market or markets during the taxable year are at least 10% of the average number of shares outstanding in that class during the taxable year (with special rules for short taxable years) or (b) such class of equity interests is traded on an established securities market in the United States and is “regularly quoted by dealers making a market” in such class (within the meaning of the Section 883 Regulations). Our ordinary shares will represent 100% of the total combined voting power and value of our equity interests. Accordingly, provided that our ordinary shares (i) satisfy the listing and trading volume requirements described immediately above and (ii) are not subject to the Closely Held Block Exception described immediately below, our ordinary shares will be considered to be “regularly traded” on an established securities market. There can be no assurance that our ordinary shares will satisfy the listing and trading volume requirements described immediately above for any taxable year.

Notwithstanding these rules, a class of equity that would otherwise be treated as “regularly traded” on an established securities market will not be so treated if, for more than half of the number of days during the taxable year, one or more “5% shareholders” (i.e., shareholders owning, actually or constructively, at least 5% of the vote and value of that class) own in the aggregate 50% or more of the vote and value of that class, or the Closely Held Block Exception, unless the corporation can establish that a sufficient proportion of such 5% shareholders are Qualified Shareholders (as defined below) so as to preclude other persons who are 5% shareholders from owning 50% or more of the value of that class for more than half the days during the taxable year.

We expect that one or more 5% shareholders may own 50% or more of our ordinary shares for more than half of the number of days during our current taxable year and/or future taxable years. In such case, we will lose eligibility for the Publicly Traded Test with respect to any such taxable year, unless can establish that a sufficient proportion of such 5% shareholders are Qualified Shareholders (as defined below) so as to preclude other persons who are 5% shareholders from owning 50% or more of the value of that class for more than half the days during the taxable year. Under the applicable Treasury regulations, we would also have to satisfy certain substantiation requirements regarding the identity of our 5% shareholders. These requirements are onerous and there is no assurance that we would be able to satisfy them. In particular, we would be required to obtain certifications of Qualified Shareholder status from our 5% shareholders, which our 5% shareholders may not be willing or able to provide. Given the factual nature of the issues involved and the practical uncertainties, we can give no assurances as to our qualification for the Section 883 Exemption for any taxable year. Furthermore, our board of directors could determine that it is in our best interests to take an action that would result in our not being able to satisfy the Publicly Traded Test in the future. We do not expect any of our applicable subsidiaries to satisfy the Publicly Traded Test.

Qualified Shareholder Stock Ownership Test

As an alternative to satisfying the Publicly Traded Test, a non-U.S. corporation will qualify for the Section 883 Exemption if it is able to satisfy the Qualified Shareholder Stock Ownership Test. The Qualified Shareholder Stock Ownership Test generally is satisfied if more than 50% of the value of the outstanding equity interests in the non-U.S. corporation is owned, or treated as owned after applying certain attribution rules, for at least half of the number of days in the taxable year by:

•	individual residents of jurisdictions that grant an Equivalent Exemption;

•	non-U.S. corporations organized in jurisdictions that grant an Equivalent Exemption and that meet the Publicly Traded Test; or

•	certain other qualified persons described in the Section 883 Regulations, or collectively, the Qualified Shareholders.

We do not expect to be able to satisfy the Qualified Shareholder Stock Ownership Test for any taxable year. However, because stock owned by a non-U.S. corporation meeting the Publicly Traded Test is treated as owned by a Qualified Shareholder for purposes of the Qualified Shareholder Stock Ownership Test, in the event that we are able to satisfy the Publicly Traded Test described above for a taxable year, we expect that each of our applicable subsidiaries that is more than 50%-owned (by value) by us for at least half of the number of days in such taxable year would satisfy the Qualified Shareholder Stock Ownership Test for such taxable year. We do not expect any applicable subsidiary that is not more than 50%-owned (by value) by us to satisfy the Qualified Shareholder Stock Ownership Test for any taxable year, unless a sufficient portion of such subsidiary’s other equity interests were owned by Qualified Shareholders to cause such subsidiary to be more than 50%-owned (by value) by Qualified Shareholders for at least half the number of days in a taxable year and such other Qualified Shareholders were to provide certifications of their Qualified Shareholder status. There can be no assurance that these requirements will be satisfied with respect to any of our applicable subsidiaries for any taxable year.

The Net Basis Tax and Branch Profits Tax

If we or our subsidiaries earn U.S. Source International Transportation Income and the Section 883 Exemption does not apply, the U.S. source portion of such income may be treated as Effectively Connected Income if we or any of our subsidiaries have a fixed place of business in the United States and substantially all of our or any such subsidiary’s U.S. Source International Transportation Income is attributable to regularly scheduled transportation or, in the case of bareboat charter income, is attributable to a fixed place of business in the United States. Based on our and our subsidiaries’ current operations, none of our or our subsidiaries’ potential U.S. Source International Transportation Income is attributable to regularly scheduled transportation or is received pursuant to bareboat charters, nor do we or any of our subsidiaries have a fixed place of business in the United States. As a result, we do not anticipate that any of our or our subsidiaries’ U.S. Source International Transportation Income will be treated as Effectively Connected Income. However, there is no assurance that we or any of our subsidiaries will not have a fixed place of business in the United States or that we or any of our subsidiaries will not earn substantially all of its U.S. Source International Transportation Income pursuant to regularly scheduled transportation or bareboat charters attributable to a fixed place of business in the United States in the future, which would result in such income being treated as Effectively Connected Income. In addition, any U.S. Source Domestic Transportation Income generally will be treated as Effectively Connected Income.

Any income we or our subsidiaries earn that is treated as Effectively Connected Income would be subject to U.S. federal corporate income tax (imposed at a 21% rate) as well as 30% branch profits tax imposed under Section 884 of the Code. In addition, a 30% branch interest tax could be imposed on certain interest paid or deemed paid by us or our subsidiaries.

On the sale of a vessel that has produced Effectively Connected Income, we or our subsidiaries could be subject to the net basis corporate income tax as well as branch profits tax with respect to the gain recognized up to the amount of certain prior deductions for depreciation that reduced Effectively Connected Income. Otherwise, we and our subsidiaries would not be subject to U.S. federal income tax with respect to gain realized on the sale of a vessel, provided the sale is considered to occur outside of the United States (as determined under U.S. tax principles) and the gain is not attributable to an office or other fixed place of business maintained by us or our subsidiaries in the United States under U.S. federal income tax principles.

The 4% Gross Basis Tax

If the Section 883 Exemption does not apply and the net basis tax does not apply, we and our subsidiaries would be subject to a 4% U.S. federal income tax on our U.S. Source International Transportation Income, without benefit of deductions.

U.S. Federal Income Taxation of U.S. Holders

The following is a discussion of the material U.S. federal income tax considerations that may be relevant to beneficial owners of our ordinary shares.

The following discussion applies only to beneficial owners of our ordinary shares that own the ordinary shares as “capital assets” (generally, property held for investment purposes). The following discussion does not address all aspects of U.S. federal income taxation which may be important to particular beneficial owners of our ordinary shares in light of their individual circumstances, such as (i) beneficial owners of our ordinary shares subject to special tax rules (e.g., banks or other financial institutions, real estate investment trusts, regulated investment companies, insurance companies, broker-dealers, traders that elect to mark-to-market for U.S. federal income tax purposes, tax-exempt organizations and retirement plans, individual retirement accounts and tax-deferred accounts, or former citizens or long-term residents of the United States) or to beneficial owners that will hold the ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes, (ii) partnerships or other entities classified as partnerships for U.S. federal income tax purposes or their partners, (iii) U.S. Holders (as defined below) that have a functional currency other than the U.S. dollar or that transact in ordinary shares in a currency other than U.S. dollars, or (iv) beneficial owners of ordinary shares that own 2% or more (by vote or value) of our ordinary shares, all of whom may be subject to tax rules that differ significantly from those summarized below. This discussion does not contain information regarding any state or local, estate, gift or alternative minimum tax considerations concerning the ownership or disposition of our ordinary shares.

If a partnership or other entity classified as a partnership for U.S. federal income tax purposes holds our ordinary shares, the tax treatment of its partners generally will depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. If you are a partner in a partnership holding our ordinary shares, you should consult your own tax advisor regarding the tax consequences to you of the partnership’s ownership of our ordinary shares.

Each prospective beneficial owner of our ordinary shares should consult its own tax advisor regarding the U.S. federal, state, local, and other tax consequences of the ownership or disposition of our ordinary shares.

As used in this annual report, the term “U.S. Holder” means a beneficial owner of our ordinary shares that:

•	is an individual U.S. citizen or resident (as determined for U.S. federal income tax purposes);

•	a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more “United States persons” (as defined in the Code) have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect under current Treasury regulations to be treated as a “United States person.”

Distributions

Subject to the discussion below of the rules applicable to a PFIC, any distributions to a U.S. Holder made by us with respect to our ordinary shares generally will constitute dividends, which will be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. We do not intend to compute (or to provide U.S. Holders with information necessary to compute) earnings and profits under U.S. federal income tax principles. Accordingly, U.S. Holders generally should expect to treat all distributions on the ordinary shares as taxable dividends. U.S. Holders that are corporations generally will not be entitled to claim a dividend received deduction with respect to distributions they receive from us. Dividends received with respect to the ordinary shares will be treated as foreign source income and generally will be treated as “passive category income” for U.S. foreign tax credit purposes.

Dividends received with respect to our ordinary shares by a U.S. Holder who is an individual, trust or estate, or a non-corporate U.S. Holder, generally will be treated as “qualified dividend income” that is taxable to such non-corporate U.S. Holder at preferential long-term capital gain tax rates, provided that: (i) our ordinary shares are traded on an “established securities market” in the United States (such as the NASDAQ, where our ordinary shares are traded) and are “readily tradeable” on such an exchange; (ii) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be, as discussed below); (iii) the non-corporate U.S. Holder has owned the ordinary shares for more than 60 days during the 121-day period beginning 60 days before the date on which the ordinary shares become ex-dividend (and has not entered into certain risk limiting transactions with respect to such ordinary shares); and (iv) the non-corporate U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. It is not currently known whether our ordinary shares will be considered “readily tradeable” on the NASDAQ for purposes of these rules. If a dividend is treated as qualified dividend income, the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation generally will be reduced to appropriately take into account the tax rate differential between the reduced rate of tax applicable to qualified dividend income and the highest rate of tax normally applicable to dividends. Any dividends paid on our ordinary shares that are not treated as qualified dividend income will be taxed as ordinary income to a non-corporate U.S. Holder. In addition, a 3.8% tax may apply to certain investment income. See “—Medicare Tax” below.

Special rules may apply to any amounts received in respect of our ordinary shares that are treated as “extraordinary dividends.” In general, an extraordinary dividend is a dividend with respect to an ordinary share that is equal to or in excess of 10% of a U.S. Holder’s adjusted tax basis (or fair market value upon the U.S. Holder’s election) in such ordinary share. In addition, extraordinary dividends include dividends received within a one-year period that, in the aggregate, equal or exceed 20% of a U.S. Holder’s adjusted tax basis (or fair market value) in an ordinary share. If we pay an “extraordinary dividend” on our ordinary shares that is treated as “qualified dividend income,” then any loss recognized by a non-corporate U.S. Holder from the sale or exchange of such ordinary shares will be treated as long-term capital loss to the extent of the amount of such dividend.

Sale, Exchange or Other Disposition of Ordinary Shares

Subject to the discussion of the PFIC rules below, a U.S. Holder generally will recognize capital gain or loss upon a sale, exchange or other disposition of our ordinary shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s adjusted tax basis in such ordinary shares. The U.S. Holder’s initial tax basis in the ordinary shares generally will be the U.S. Holder’s purchase price for the ordinary shares. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition.

A corporate U.S. Holder’s capital gains, long-term and short-term, are taxed at ordinary income tax rates. If a corporate U.S. Holder recognizes a loss upon the disposition of our ordinary shares, such U.S. Holder is limited to using the loss to offset other capital gain. If a corporate U.S. Holder has no other capital gain in the tax year of the loss, it may carry the capital loss back three years and forward five years.

Long-term capital gains of non-corporate U.S. Holders are subject to the favorable tax rate of a maximum of 20%. In addition, a 3.8% tax may apply to certain investment income. See “—Medicare Tax” below. A non-corporate U.S. Holder may deduct a capital loss resulting from a disposition of our ordinary shares to the extent of capital gains plus up to $3,000 ($1,500 for married individuals filing separate tax returns) annually and may carry forward a capital loss indefinitely.

PFIC Status and Significant Tax Consequences

In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which the holder holds our ordinary shares, either:

•	at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business), or

•	at least 50% of the average value of the assets held by us (based on an average of the quarterly values of the assets during a taxable year) produce, or are held for the production of, passive income.

Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income generally would constitute “passive income” unless we were treated as deriving our rental income in the active conduct of a trade or business under the applicable rules. The PFIC provisions contain a look-through rule under which we will be treated as earning directly our proportionate share of any income, and owning directly our proportionate share of any assets, of another corporation if we own at least 25% of the value of the stock of such other corporation.

Based on our current and projected, income, assets and methods of operations, we believe that we should not be treated as a PFIC for our current taxable year and we expect that we should not become a PFIC for the foreseeable future. In this regard, we believe that the income we receive from time and voyage chartering activities should constitute services income, rather than rental income. Consequently, we believe that such income should not constitute passive income and the assets engaged in generating such income should not be treated as passive assets and, so long as our income from time and voyage charters exceeds 25% of our gross income for each taxable year after our initial taxable year and the value of our vessels contracted under time and voyage charters exceeds 50% of the average value of our assets for each taxable year after our initial taxable year, we should not be a PFIC.

We expect that substantially all of the vessels in our fleet will be engaged in time or voyage chartering activities and intend to treat our income from those activities as non-passive income, and the vessels engaged in those activities as non-passive assets, for PFIC purposes. We believe that there is a significant amount of legal authority consisting of the Code, legislative history, IRS pronouncements and administrative rulings supporting our position that the income from time and voyage chartering activities constitutes services income

(rather than rental income). There is, however, no direct legal authority under the PFIC rules addressing whether income from time chartering activities is services income or rental income. Moreover, in a case not interpreting the PFIC rules, Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), the Fifth Circuit held that the vessel time charters at issue generated predominantly rental income rather than services income. However, the IRS stated in an Action on Decision (AOD 2010-001) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s AOD, however, is an administrative action that cannot be relied upon or otherwise cited as precedent by taxpayers.

The determination of whether we are a PFIC in any taxable year is fact specific and will depend upon the portion of our assets (including goodwill) and income that are characterized as passive under the PFIC rules and other factors, some of which may be beyond our control. In particular, because the total value of our assets for purposes of the asset test described above will generally be calculated using the market price of our ordinary shares, our PFIC status may depend in large part on the market price of our ordinary shares. Accordingly, fluctuations in the market price of the ordinary shares may cause us to become a PFIC. In addition, the composition of our income and assets will be affected by how, and how quickly, we use the cash generated by our business operations and any net proceeds that we receive from any future financing or capital transactions. The PFIC determination also depends on the application of complex U.S. federal income tax rules concerning the classification of our assets and income for this purpose, and these rules are uncertain in some respects. Further, the PFIC determination is made annually and our circumstances or the nature of our operations may change. Accordingly, there can be no assurance that we will not be classified as a PFIC for the current taxable year or any future taxable year, and no ruling from the IRS or opinion of counsel has been issued or has been or will be sought with respect to our potential status as a PFIC.

If we were treated as a PFIC for any taxable year in which a U.S. Holder owned our ordinary shares, the U.S. Holder generally would be subject to special tax rules resulting in increased tax liability with respect to any “excess distribution” the U.S. Holder receives on, and any gain the U.S. Holder realizes from a sale or other disposition (including a pledge) of, our ordinary shares, unless a “mark-to-market” election is available and a U.S. Holder makes such election with respect to the ordinary shares, as discussed below. In addition, if we were treated as a PFIC for any taxable year in which a U.S. Holder owned our ordinary shares, the U.S. Holder would be required to file IRS Form 8621 with the U.S. Holder’s U.S. federal income tax return for each year to report the U.S. Holder’s ownership of such ordinary shares. Substantial penalties apply to any failure to timely file IRS Form 8621, unless the failure is shown to be due to reasonable cause and not due to willful neglect. In the event a U.S. Holder does not file IRS Form 8621, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. Holder for the related tax year will not close before the date which is three years after the date on which such report is filed. A U.S. Holder would not be able to make a “qualified electing fund” election as we do not expect to provide the information necessary for U.S. Holders to make “qualified electing fund” elections.

Taxation of U.S. Holders Making a “Mark-to-Market” Election

If we were to be treated as a PFIC for any taxable year and our ordinary shares were treated as “marketable stock” for purposes of these rules, then a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our ordinary shares, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the U.S. Holder’s ordinary shares at the end of the taxable year over the U.S. Holder’s adjusted tax basis in the ordinary shares. The U.S. Holder also would be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the ordinary shares over the fair market value thereof at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in the U.S. Holder’s ordinary shares would be adjusted to reflect any such income or loss recognized. Gain recognized on the sale, exchange or other disposition of our ordinary shares would be treated as ordinary income, and any loss recognized on the sale, exchange or other disposition of the ordinary shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder. A mark-to-market election would not apply to our ordinary shares owned by a U.S. Holder in any taxable year during which we are not a PFIC, but would remain in effect with respect to any subsequent taxable year for which we are a PFIC, unless our ordinary shares are no longer treated as “marketable stock” or the IRS consents to the revocation of the election.

A “mark-to-market” election may itself have negative tax consequences to a U.S. Holder and would not mitigate any negative tax consequences with respect to PFICs directly or indirectly owned by us. In addition, even if a U.S. Holder makes a “mark-to-market” election for one of our taxable years, if we were a PFIC for a prior taxable during which the U.S. Holder owned our ordinary shares and for which the U.S. Holder did not make a timely mark-to-market election, the U.S. Holder would also be subject to the more adverse rules described below under “Taxation of U.S. Holders Not Making a Timely Mark-to-Market Election.” U.S. holders should consult with their tax advisers regarding the availability and advisability making a mark-to-market election with respect to the ordinary shares.

Taxation of U.S. Holders Not Making a Timely Mark-to-Market Election

If we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make a timely “mark-to-market” election for that year (i.e., the taxable year in which the U.S. Holder’s holding period commences), whom we refer to as a “Non-Electing Holder,” would be subject to special rules resulting in increased tax liability with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our ordinary shares in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the ordinary shares), and (2) any gain realized on the sale, exchange or other disposition of our ordinary shares. Under these special rules:

•	the excess distribution and any gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the ordinary shares;

•	the amount allocated to the current taxable year and any year prior to the year we were first treated as a PFIC with respect to the Non-Electing Holder would be taxed as ordinary income; and

•	the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

In addition, if we were to be treated as a PFIC, a U.S. Holder would be treated as owning a proportionate amount of any shares that we own, directly or indirectly by application of certain attribution rules, in other PFICs (including any of our subsidiaries, if they are PFICs)

and would be subject to the PFIC rules on a separate basis with respect to its indirect interests in any such PFICs. If we were treated as a PFIC for any taxable year and a Non-Electing Holder who is an individual dies while owning our ordinary shares, such holder’s successor generally would not receive a step-up in tax basis with respect to such ordinary shares.

Medicare Tax

A U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will generally be subject to a 3.8% tax on the lesser of (i) the U.S. Holder’s “net investment income” for a taxable year and (ii) the excess of the U.S. Holder’s modified adjusted gross income for such taxable year over $200,000 ($250,000 in the case of joint filers). For these purposes, “net investment income” will generally include dividends paid with respect to our ordinary shares and net gain attributable to the disposition of our ordinary shares not held in connection with certain trades or businesses, but will be reduced by any deductions properly allocable to such income or net gain.

U.S. Federal Income Taxation of Non-U.S. Holders

A beneficial owner of our ordinary shares (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder is a “Non-U.S. Holder.”

Distributions

Distributions we pay to a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax if the Non-U.S. Holder is not engaged in a U.S. trade or business. If the Non-U.S. Holder is engaged in a U.S. trade or business, our distributions will be subject to U.S. federal income tax to the extent they constitute income effectively connected with the Non-U.S. Holder’s U.S. trade or business (and a corporate Non-U.S. Holder may also be subject to U.S. federal branch profits tax). However, distributions paid to a Non-U.S. Holder who is engaged in a trade or business may be exempt from taxation under an income tax treaty if the income arising from the distribution is not attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder.

Disposition of Ordinary Shares

In general, a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax on any gain resulting from the disposition of our ordinary shares provided the Non-U.S. Holder is not engaged in a U.S. trade or business. A Non-U.S. Holder that is engaged in a U.S. trade or business will be subject to U.S. federal income tax in the event the gain from the disposition of ordinary shares is Effectively Connected Income (provided, in the case of a Non-U.S. Holder entitled to the benefits of an income tax treaty with the United States, such gain also is attributable to a U.S. permanent establishment). However, even if not engaged in a U.S. trade or business, individual Non-U.S. Holders may be subject to tax on gain resulting from the disposition of our ordinary shares if they are present in the United States for 183 days or more during the taxable year in which those ordinary shares are disposed and meet certain other requirements.

Backup Withholding and Information Reporting

In general, payments to a non-corporate U.S. Holder of distributions or the proceeds of a disposition of ordinary shares may be subject to information reporting. These payments to a non-corporate U.S. Holder also may be subject to backup withholding, if the non-corporate U.S. Holder:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the IRS that it has failed to report all interest or corporate distributions required to be reported on his U.S. federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

A U.S. Holder generally is required to certify its compliance with the backup withholding rules on IRS Form W-9.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8BEN-E, W-8ECI or W-8IMY, as applicable.

Backup withholding is not an additional tax. Rather, a shareholder generally may obtain a credit for any amount withheld against its liability for U.S. federal income tax (and obtain a refund of any amounts withheld in excess of such liability) by filing a U.S. federal income tax return with the IRS.

Individual U.S. Holders (and to the extent specified in applicable Treasury regulations, certain individual Non-U.S. Holders and certain U.S. Holders that are entities) that hold “specified foreign financial assets,” including our ordinary shares, whose aggregate value exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher amounts as prescribed by applicable Treasury regulations) are required to file a report on IRS Form 8938 with information relating to the assets for each such taxable year. Specified foreign financial assets would include, among other things, our ordinary shares, unless such ordinary shares are held in an account maintained by a U.S. “financial institution” (as defined). Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event an individual U.S. Holder (and to the extent specified in applicable Treasury regulations, an individual Non-U.S. Holder or a U.S. entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed. U.S. Holders (including U.S. entities) and Non-U.S. Holders should consult their own tax advisors regarding their reporting obligations.

South African Tax Considerations

The following is a summary of the material South African income tax consequences for South African tax resident shareholders who are resident for tax purposes in South Africa in relation to the acquisition, ownership and disposal of our ordinary shares, based on current South African law and South African Revenue Service, or SARS, practice as at the date of this document.

This summary is of a general nature only and is not intended to be legal or tax advice to any particular shareholder. This summary is not exhaustive of all South African income tax considerations. Accordingly, shareholders should consult their own tax advisors as to the tax consequences under the tax laws of the country of which they are resident or otherwise subject to tax.

As used in this annual report, the term “SA Tax Resident Shareholder” means a beneficial owner of Grindrod Shipping ordinary shares that is a “resident” as defined in the South African Income Tax Act, No. 58 of 1962, or the Income Tax Act.

Consequently, the term “Non SA Tax Resident Shareholder” means a beneficial owner of Grindrod Shipping ordinary shares that does not meet the requirements to be a “resident” as defined in terms of the Income Tax Act.

This summary only addresses the South African tax consequences for SA Tax Resident Shareholders who hold their ordinary shares as capital assets and does not address the tax consequences which may be relevant to other categories of shareholders such as share dealers. Moreover, certain categories of shareholders, including those carrying on certain financial activities, those subject to specific tax regimes or benefiting from certain reliefs or exemptions, those connected with the Company and those for whom the shares are employment related securities, may be subject to special rules and this summary does not apply to such shareholders.

This summary only addresses the South African tax consequences for SA Tax Resident Shareholders who are shareholders of our ordinary shares registered on the South African administrative depository register.

For purposes of this summary it is understood that Grindrod Shipping is incorporated and tax resident (i.e. has its place of effective management), in Singapore.

Exchange Control

SA Tax Resident Shareholders who choose to reposition their interest into an account with a U.S. broker dealer will need to apply for approval from the Financial Surveillance Department of the South African Reserve Bank, or Fin Surv, through their authorised dealer.

SA Tax Resident Shareholders who are individuals can apply to the extent of their single discretionary allowance and foreign capital allowance. If their investment in our ordinary shares listed on the NASDAQ will exceed these allowances they will need to apply for a special tax clearance certificate before applying to Fin Surv for approval.

SA Tax Resident Shareholders that are corporates will also need to apply for approval to hold our ordinary shares as part of their foreign portfolio investment allowance, provided they do not hold more than 10% of our ordinary shares.

Controlled Foreign Company, or CFC

Notably, a controlled foreign company is a non-South African company in which more than 50% of the participation rights / voting rights are held / exercisable by SA Tax Resident Shareholders who are not headquarter companies.

Based on the disclosure of the major shareholders in this annual report, the Grindrod Shipping ordinary shares are held more than 50% by SA Tax Resident Shareholders, who each hold at least 5% of the listed Grindrod Shipping ordinary shares and thus Grindrod Shipping appears to be a CFC. Any non-South African subsidiaries of Grindrod Shipping in which it can exercise more than 50% of the voting rights will also be CFCs. Certain profits of CFCs are included in the taxable income of SA Tax Resident Shareholders.

Because the Company is a CFC, SA Tax Resident Shareholders who, together with connected persons, hold more than 10% of the Grindrod Shipping ordinary shares are advised to obtain tax advice regarding the South African tax implications, including the tax treatment of foreign dividends, arising from holding shares in a CFC. The tax implications set out below may not apply to such shareholders.

Taxation of Dividends

The Company is a foreign company as defined in section 1 of the Income Tax Act. A foreign dividend means an amount that is paid or payable by a foreign company in respect of a share in that company, where that amount is treated as a dividend or similar payment by that foreign company for purposes of the laws relating to tax on income on companies of the country in which that foreign company has its place of effective management, which for purposes of this summary is deemed to be Singapore.

The Company is a dual listed foreign company, that is, a company listed on the JSE as well as a recognised foreign exchange, for the purposes of the Income Tax Act.

Corporate Income Tax

In terms of Section 10B(2)(d) of the Income Tax Act, foreign dividends, excluding such dividends that consist of a distribution of an asset in specie, from the Company will typically be exempt from income tax in the hands of tax residents of South Africa.

In terms of section 10B(2)(e), foreign dividends that constitute a distribution of and asset in specie will be exempt in the hands of South African tax resident companies. Where the shareholder is any person other than a South African tax resident company (for example, an individual or trust), a portion, determined in terms of a formula, of the market value of the distribution in specie would be included in the income of the shareholder.

Non-resident shareholders should not be subject to South African income tax in respect of such foreign dividends on the basis that these dividends arise from a source outside South Africa.

Dividends Tax

For purposes of determining a shareholder’s liability for dividends tax, the definition of a dividend in section 64D of the Income Tax Act includes a foreign dividend declared by a foreign company listed on the JSE, provided that the foreign dividend does not constitute the distribution of an asset in specie. Thus a foreign dividend declared by a company listed on the JSE, will not attract dividends tax if it constitutes the distribution of an asset in specie. Moreover, a foreign dividend received by a SA Tax Resident Shareholder which holds shares in the Company which are registered on the NASDAQ (and does not hold shares registered on the South African administrative depository register would not be subject to dividends tax in South Africa.

In terms of Section 64D of the Income Tax Act, a cash foreign dividend declared by the Company will fall within the definition of a dividend for dividends tax purposes. Such foreign dividends will attract dividends tax calculated at the rate of 20% of the amount of any foreign dividends paid or becoming due and payable.

In terms of section 64F of the Income Tax Act certain foreign dividends are exempt from dividends tax. These include, inter alia, foreign dividends declared to South African resident companies, provided that the shareholder in question has made the necessary declaration and undertaking prior to the dividend having been paid.

Taxation of Capital Gains

On a disposal of Shares by a shareholder, a capital gain or loss will arise, equal to the difference between the disposal proceeds and the base cost of the shares. Such capital gain or loss will be aggregated with all other capital gains or losses derived by the shareholder in the same tax year.

Any aggregate capital gain will, if applicable, be reduced by the natural person’s annual exclusion of R40,000 (R300,000 in the year of death) and the relevant percentage of the capital gain (40% for individuals, special trusts and individual policyholder funds, resulting in a maximum effective tax rate of 18%, and 80% for companies, ordinary trusts and other taxable insurance portfolios), resulting in an effective tax rate of 36% for ordinary trusts and 22.4% for companies, will be included in the shareholder’s taxable income. Any aggregate capital loss will, if applicable, be reduced by the natural person’s annual exclusion as above, and the net amount will be carried forward for set off against future capital gains.

Securities Transfer Tax, or STT

STT arises on the transfer of a share in a non-resident company which is listed on the JSE (i.e. registered on the South African administrative depository register), including any reallocation of securities from a shareholder’s bank restricted stock account or a shareholder’s unrestricted and security stock account to a shareholder’s general restricted stock account.

Thus the disposal of ordinary shares in the Company which are listed on the JSE will typically give rise to STT at the rate of 0.25% of the ‘taxable amount’, generally being the consideration payable for the shares. STT only arises to the extent that a transfer results in a change in beneficial ownership.

In terms of the STT Act No 25 of 2007, or the STT Act, the liability to pay STT in relation to the transfer of a share listed on the JSE, rests with-

(a)	a member (defined as an “authorised user” in section 1 of the Financial Markets Act No 19 of 2012), if the listed security is purchased through the agency of, or from such member;

(b)	the participant (defined as a person authorised by the central securities depository to hold in custody and administer the listed security), where the listed security is purchased from the participant and the STT has not been settled by a member referred to under (a) above;

(c)	by the purchaser, if no STT was payable under (a) or (b) above.

The STT Act contains a number of specific exemptions from STT, which may apply to exempt the transfer in question from STT.

Donations Tax

Donations tax is payable on the value of any property disposed of under any donation made by any SA Tax Resident Shareholder. A donation means any gratuitous disposal of property, including any gratuitous waiver or renunciation of a right, and is deemed to include the disposal of an asset to the extent that the consideration is inadequate. Exemptions from donations tax include donations between spouses, donations made in contemplation of death and an annual exemption of R100,000 for individuals.

Donations tax is payable at a rate of 20% on the value of aggregate donations not exceeding R30 million and 25% of the aggregate donations exceeding R30 million.

Estate Duty

Inheritance tax in South Africa is referred to as estate duty. Estate duty will be levied on the worldwide assets of any person who is ordinarily resident in South Africa at the date of his or her death. Estate duty will also be levied on any person who is not ordinarily resident in South Africa at the date of his or her death in respect of any assets situated in South Africa or rights which are enforceable in South Africa.

Various allowable deductions are permitted to determine the net value of the estate, including the value of all property that accrues to a surviving spouse of the deceased. After deducting a primary abatement of R3.5 million, estate duty is levied at a rate of 20% on the first R30 million of the dutiable amount of an estate and 25% on the amount exceeding R30 million. Any foreign death duties proved to have been paid in respect of property situated outside South Africa and included in the estate of any person who at the date of death was ordinarily resident in South Africa, may be deducted from the estate duty payable.

Shares which are registered on the South African administrative depository register of the Company in South Africa will be included in the estate of any person who is ordinarily resident in South Africa at the date of death, and in the South African estate of any person who is not ordinarily resident in South Africa at the date of death, on the basis that any transfer of ownership in such Ordinary Shares is required to be registered in South Africa.

Estate duty is subject to the provisions of any applicable double taxation agreement in relation to estate duty.

Singapore Tax Considerations

Dividends or Other Distributions with Respect to Ordinary Shares

Under the one-tier corporate tax system which currently applies to all Singapore tax resident companies, tax on corporate profits is final, and dividends paid by a Singapore tax resident company will be income tax exempt in the hands of a shareholder, whether or not the shareholder is a company or an individual and whether or not the shareholder is a Singapore tax resident.

Capital Gains upon Disposition of Ordinary Shares

Under current Singapore tax laws, there is no tax on capital gains. There are no specific laws or regulations which deal with the characterization of whether a gain is income or capital in nature. Gains arising from the disposal of Grindrod Shipping’s ordinary shares may be construed to be of an income nature and subject to Singapore income tax, if they arise from activities which the Inland Revenue Authority of Singapore regards as the carrying on of a trade or business in Singapore. However, under Singapore tax laws, any gains derived by a divesting company from its disposal of ordinary shares in an investee company between June 1, 2012 and May 31, 2022 are generally not taxable if immediately prior to the date of the relevant disposal, the investing company has held at least 20% of the ordinary shares in the investee company for a period of at least 24 months.

Goods and Services Tax

The issue or transfer of ownership of Grindrod Shipping’s ordinary shares should be exempt from Singapore Goods and Services Tax. Hence, the holders would not incur any Goods and Services Tax on the subscription or subsequent transfer of the shares.

Stamp Duty

If Grindrod Shipping’s ordinary shares evidenced in certificated forms are acquired in Singapore, stamp duty is payable on the instrument of their transfer at the rate of 0.2% of the consideration for or market value of Grindrod Shipping’s ordinary shares, whichever is higher.

Where an instrument of transfer is executed outside Singapore or no instrument of transfer is executed, no stamp duty is payable on the acquisition of Grindrod Shipping’s ordinary shares. However, stamp duty may be payable if the instrument of transfer is executed outside Singapore and is received in Singapore. The stamp duty is borne by the purchaser unless there is an agreement to the contrary.

On the basis that any transfer instrument in respect of Grindrod Shipping’s shares traded on the NASDAQ or the JSE are executed outside Singapore through Grindrod Shipping’s transfer agent and share registrar in the United States for registration in Grindrod Shipping’s branch register of members maintained in the United States (without any transfer instrument being received in Singapore), no stamp duty should be payable in Singapore on such transfers.

Tax Treaties Regarding Withholding Taxes

There is no comprehensive avoidance of double taxation agreement between the United States and Singapore which applies to withholding taxes on dividends or capital gains.

Dividends and Paying Agents

Not applicable.

Statement by Experts

Not applicable.

Documents on Display

Grindrod Shipping files its annual and current reports and other information with the SEC. The SEC filings are available to the public from commercial document retrieval services. Grindrod Shipping’s SEC filings may also be obtained electronically via the Electronic Data Gathering, Analysis and Retrieval, or EDGAR, system on the website maintained by the SEC at http://www.sec.gov.

The above information and certain other documents may be obtained at the registered office of Grindrod Shipping and are accessible at www.grinshipping.com.

Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Spot Market Rate Risk

We currently employ our vessels primarily in the spot market or spot market-oriented pools and do not have a significant amount of fixed revenue cover and we are therefore exposed to the cyclicality and volatility of the spot market. Spot rates may fluctuate significantly based upon the supply of and demand for seaborne shipping capacity.

Interest Rate Risk

Borrowings under our credit facilities generally bear interest at rates based on a premium over LIBOR. Therefore, we are exposed to the risk that our interest expense may increase if interest rates rise. We currently do not have any interest rate swaps in place. We may, in the future use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our variable-rate debt and are not for speculative or trading purposes.

For the years ended December 31, 2018, 2017 and 2016, we paid interest on our outstanding debt at a weighted average interest rate of 5.3%, 3.8%, and 3.1%, respectively. A 0.5% increase or decrease in LIBOR would have increased or decreased our interest expense for the years ended December 31, 2018, 2017 and 2016, by $0.6 million, $0.5 million and $0.6 million, respectively.

Foreign Exchange Rate Risk

Our primary economic environment is the international shipping market. This market utilizes the U.S. dollar as its functional currency. Consequently, virtually all of our revenue and expenses are in U.S. dollars. Transactions in currencies other than the functional currency are translated at the exchange rate on the transaction date and the relevant payment is translated on the payment date, with the difference being reported in the income statement as an exchange gain or loss. In addition a part of our debt obligations were, but no longer are, denominated in currencies other than the U.S. dollar, being the Japanese Yen. Assets and liabilities denominated in currencies different from the functional currency are translated into the functional currency for the preparation of the statement of financial position at the exchange rate prevailing on the statement of financial position date. Differences in exchange rates between statement of financial position dates may lead to gains or losses being reported in the income statement. Extraordinary transactions and the translation of the financial statements of the subsidiaries whose functional currencies are not the U.S. dollar for purposes of preparing our consolidated and combined financial statements, may follow different translation procedures. Depreciation in the value of the U.S. dollar relative to other currencies will increase the U.S. dollar cost of us paying such expenses. The portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations.

There is a risk that currency fluctuations will have a negative effect on our cash flows. We have not entered into any hedging contracts to protect against currency fluctuations. We may seek to hedge this currency fluctuation risk in the future.

The following sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the respective period end for a 10% change in foreign currency rates. If the relevant foreign currency strengthens by 10% against our functional currency, relative to the exchange rate that we used to prepare the respective financial statements, profit or loss will increase/(decrease) by:

	Impact on profit or loss
(In millions of U.S. dollars)	2018	2017
U.S. dollars	$0.3	$0.2
South African Rand	(1.5)	(1.9)
Japanese yen	(0.6)	1.1

Freight Derivatives Risk

From time to time, we may take positions in freight derivatives, mainly FFAs. Generally freight derivatives may be used to hedge exposure to charter rate market risk through the purchase or sale of specified time charter rates for forward positions. Settlement of FFA is in cash, against a daily market index published by the Baltic Exchange. By taking positions in FFAs or other derivative instruments we could suffer losses in the settling or termination of these agreements.

As of December 31, 2018, December 31, 2017 and December 31, 2016, we had nil, seven and four FFAs outstanding, respectively. For the years ended December 31, 2018, 2017 and 2016, we recorded a net loss on FFAs of nil, $0.1 million and $0.4 million, respectively, in our consolidated and combined financial statements, which resulted from fair value loss.

Bunker Price Risk

Our operating results are affected by movement in the price of fuel oil consumed by the vessels—known in the industry as bunkers. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply of and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Further, fuel may become much more expensive in the future, which may reduce our profitability. We do hedge some of our exposure to bunker price risk.

For the years ended December 31, 2018, 2017 and 2016, we recorded a net loss of $0.9 million, a net gain of $0.1 million and a net gain of $0.2 million on bunker swaps, respectively, which resulted from fair value loss or gain, in our consolidated and combined financial statements.

A 10% increase or decrease in the bunker price, would result in a decrease or increase of the hedging reserve for the years ended December 31, 2018, 2017 and 2016, by $0.4 million, $0.1 million and $0.3 million, respectively.

Concentration of Credit Risk

Financial instruments, which potentially subject us to significant concentrations of credit risk, consist principally of trade accounts receivable and bank balances. We closely monitor our exposure to customers for credit risk. We have policies in place to ensure that we trade with customers with an appropriate credit history. We do not take out credit default insurance.

Our maximum exposure to credit risk in the event that counterparties fail to perform their obligations as at the end of each financial year in relation to each class of recognized financial assets is the carrying amount of those assets as indicated in our statement of financial position.

Inflation

We do not expect inflation to be a significant risk to direct expenses in the current and foreseeable economic environment.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Debt Securities

Not applicable.

Warrants and Rights

Not applicable.

Other Securities

Not applicable.

American Depositary Shares

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, conducted an evaluation, pursuant to Rule 13a-15(e) promulgated under the Exchange Act, of the effectiveness of our disclosure controls and procedures as of December 31, 2018. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of December 31, 2018. Disclosure controls and procedures means controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

This annual report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

This annual report does not include an attestation report of our registered public accounting firm related to management’s assessment of internal control over financial reporting as required by Section 404(b) of the Sarbanes-Oxley Act of 2002 because we qualify as an “emerging growth company” under Section 3(a)(80) of the Exchange Act and, as a result, are exempt from the requirements under Section 404(b) of the Sarbanes-Oxley Act of 2002.

During the year ended December 31, 2018, there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Quah Ban Huat is an “audit committee financial expert” as defined in Item 16A of Form 20-F under the Exchange Act. Our board of directors has also determined that Quah Ban Huat satisfies the NASDAQ listed company “independence” requirements.

ITEM 16B.	CODE OF ETHICS

We have adopted a Code of Ethics that applies to all our employees, officers and directors, including our Chief Executive Officer and our Chief Financial Officer. Our Code of Ethics is available on our website at www.grinshipping.com. There have been no changes to our Code of Ethics and no waivers granted from a provision of the code to our Chief Executive Officer or our Chief Financial Officer.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte & Touche LLP, an affiliate of a member firm of the Deloitte Network, namely Deloitte Network Southeast Asia Ltd, is our independent registered public accounting firm for the audits of the years ending December 31, 2018, 2017 and 2016. The Audit and Risk Committee, or ARC, is responsible for the appointment, compensation and oversight of the work of the independent auditor and is required to pre-approve all auditing services and non-audit services (other than “prohibited non-audit services”) to be provided to Grindrod Shipping by Deloitte & Touche LLP, subject to the de minimis exceptions for non-audit services described in Section 10A(i)(1)(B) of the Exchange Act, which are approved by the ARC prior to the completion of the audit.

Our ARC charter also provides that the ARC may delegate authority to one or more independent members of the ARC to grant pre-approvals of audit and permitted non-audit services; provided that any such pre-approvals shall be presented to the full ARC at its next scheduled meeting. Notwithstanding the foregoing, pre-approval is not necessary for minor non-audit services if: (A) the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of revenues paid by the Company to its External Auditor during the fiscal year in which the non-audit services are provided; (B) such services were not recognized by the Company at the time of the engagement to be non-audit services; and (C) such services are promptly brought to the attention of the ARC and approved prior to the completion of the audit by the ARC or by one or more members of the ARC who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the ARC. The ARC separately pre-approved all engagements and fees paid to our independent auditor that were required under our policy for the fiscal year ended December 31, 2018.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte & Touche LLP for the years ended December 31, 2018, 2017 and 2016. The figures listed below include fees associated with the Spin-Off.

	Year Ended December 31,
(In thousands of U.S. dollars)	2018	2017	2016
Audit Fees(1)	2,568.5	1,431.5	1,065.4
Audit-Related Fees(2)	35.3	1.5	-
Tax Fees(3)	9.1	50.4	27.0
Other Fees(4)	-	-	-
Total Fees	2,612.9	1,483.5	1,092.4

(1)	Includes fees billed or accrued for professional services rendered by the principal accountant, and member firms in their respective network, for the audit of our annual financial statements, and those of our consolidated subsidiaries, and include services associated with the listing of our common stock in 2018 amounting to $1,211,600 and $673,600 for the years ended December 31, 2018 and 2017, respectively.

(2)	Fees for services reasonably related to the performance of the audit or review of financial statements.

(3)	Consists of fees for professional services rendered during the fiscal year by the principal accountant mainly for tax advice, compliance and assistance with tax audits and appeals.

(4)	Other fees comprise of additional services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements, except for those not required by statute or regulation

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On September 6, 2018 our ordinary shareholders passed a resolution authorizing the purchase by us of up to 10% of our outstanding ordinary shares as of the date of the resolution (excluding any ordinary shares held as treasury shares at that date), or 1,906,383 ordinary shares. We have not acquired any ordinary shares since the granting of this authority and accordingly the maximum number of ordinary shares that may yet be purchased under the authorization is 1,906,383. Purchases or acquisitions of our ordinary shares may be made by way of open market purchases on NASDAQ and / or the JSE and at such price or prices as may be determined by the Board from time to time in accordance with the shareholder authorization. At our first annual general meeting, we expect to seek approval of the renewal of our share repurchase program on the same terms as currently in effect.

The following table sets forth information relating to purchases of our ordinary shares in 2018 by certain of our directors in open market transactions that were not under our publicly announced share repurchase program discussed above. The disclosure below should not be deemed to be an admission that any such directors is an “affiliated purchaser” within the meaning of Rule 10b-18(a)(3) of the Exchange Act.

Period	Total number of ordinary shares purchased	Weighted average price per ordinary share(1)	Total Number of Shares Purchased as part of Publicly Announced Plans or Programs	Maximum Number (or Appropriate U.S. Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
January 1 - January 31, 2018	-	-	-	-
February 1 - February 28, 2018	-	-	-	-
March 1 - March 31, 2018	-	-	-	-
April 1 - April 30, 2018	-	-	-	-
May 1 - May 31, 2018	-	-	-	-
June 1 - June 30, 2018	-	-	-	-
July 1 - July 31, 2018	-	-	-	-
August 1 - August 31, 2018	-	-	-	-
September 1 - September 30, 2018	28,538	$7.62	-	-	(2)
October 1 - October 31, 2018	47,917	$7.16	-	-	(2)
November 1 - November 30, 2018	1,000	$7.29	-	-	(2)
December 1 - December 31, 2018	39,026	$6.13	-	-	(2)
Total ordinary shares purchased	116,481	$6.94	-	-	(2)

(1)	For purposes of the weighted average price per ordinary share calculation, ordinary share purchases made in South African Rands have been converted into U.S. Dollars using the closing exchange rate on December 31, 2018 of 0.0696.

(2)	The purchases of ordinary shares were not made under our publicly announced share repurchase plan.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

The information contained in “Item 6. Directors, Senior Management and Employees—Corporate Governance Practices” in this annual report is incorporated by reference to this Item 16G.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Grindrod Shipping has responded to Item 18 in lieu of responding to this item.

ITEM 18.	FINANCIAL STATEMENTS

Historical Consolidated and Combined Financial Statements

See pages F-1 to F-61 for the financial statements of Grindrod Shipping filed as part of this annual report.

ITEM 19.	EXHIBITS

The following instruments and documents are included as Exhibits to this annual report.

No.	Exhibit
1.1	Constitution of Grindrod Shipping Holdings Ltd.(1)
2.1	Share Purchase Agreement between Grindrod Limited and Grindrod Shipping Holdings Pte. Ltd. in respect of Grindrod Shipping (South Africa) Pty Ltd dated March 23, 2018(2)
2.2	Share Purchase Agreement between Grindrod Limited and Grindrod Shipping Holdings Pte. Ltd. in respect of Grindrod Shipping Pte. Ltd. dated March 23, 2018(2)
2.3	Implementation Agreement between Grindrod Shipping Holdings Pte. Ltd., Grindrod Limited, Grindrod Shipping (South Africa) Pty Ltd and Grindrod Shipping Pte. Ltd. dated March 23, 2018(2)
2.4	Form of Specimen Ordinary Share Certificate (Grindrod Shipping Holdings Ltd.)(3)
4.1(a)	Transitional Services Agreement between Grindrod Shipping (South Africa) Pty Ltd and Grindrod Limited dated April 23, 2018(3)
4.1(b)	Transitional Services Agreement between Grindrod Shipping Holdings Pte. Ltd. and Grindrod Limited dated April 24, 2018(3)
4.2	Form of 2018 Forfeitable Share Plan(1)
4.3(a)	Shareholders’ Agreement between Grindrod Shipping Pte. Ltd., Sankaty European Investments III S.À.R.L., Regiment Capital Ltd and IVS Bulk Pte. Ltd. dated December 11, 2013(2)
4.3(b)	First Amendment to Shareholders’ Agreement between Grindrod Shipping Pte. Ltd., Sankaty European Investments III S.A.R.L., Regiment Capital Ltd and IVS Bulk Pte. Ltd. dated February 4, 2015(2)
4.3(c)	Second Amendment to Shareholders’ Agreement between Grindrod Shipping Pte. Ltd., Sankaty European Investments III S.A.R.L., Regiment Capital Ltd and IVS Bulk Pte. Ltd. dated January 20, 2016(2)
4.3(d)	Third Amendment to Shareholders’ Agreement between Grindrod Shipping Pte. Ltd., Sankaty European Investments III S.A.R.L., Regiment Capital Ltd and IVS Bulk Pte. Ltd. dated April 1, 2016(2)
4.3(e)	Fourth Amendment to Shareholders’ Agreement between Grindrod Shipping Pte. Ltd., Sankaty European Investments III S.A.R.L., Regiment Capital Ltd and IVS Bulk Pte. Ltd. dated April 25, 2016(2)
4.3(f)	Fifth Amendment to Shareholders’ Agreement between Grindrod Shipping Pte. Ltd., Sankaty European Investments III S.A.R.L., Regiment Capital Ltd and IVS Bulk Pte. Ltd. dated July 6, 2016(2)
4.3(g)	Sixth Amendment to Shareholders’ Agreement between Grindrod Shipping Pte. Ltd., Sankaty European Investments III S.A.R.L., Regiment Capital Ltd and IVS Bulk Pte. Ltd. dated October 31, 2016(2)
4.3(h)	Seventh Amendment to Shareholders’ Agreement between Grindrod Shipping Pte. Ltd., Sankaty European Investments III S.A.R.L., Regiment Capital Ltd and IVS Bulk Pte. Ltd. dated January 31, 2019
4.3(i)	Eighth Amendment to Shareholders’ Agreement between Grindrod Shipping Pte. Ltd., Sankaty European Investments III S.A.R.L., Regiment Capital Ltd and IVS Bulk Pte. Ltd. dated March 26, 2019
4.4(a)	Shareholders’ Agreement between Grindrod Shipping Pte. Ltd. and Vitol Shipping Singapore Pte. Ltd. dated April 2, 2012(2)
4.4(b)	Addendum to Shareholders’ Agreement between Grindrod Shipping Pte. Ltd. and Vitol Shipping Singapore Pte. Ltd. dated December 2012(2)
4.4(c)	Agreement between Grindrod Shipping Pte. Ltd. and Vitol Shipping Singapore Pte. Ltd. dated August 30, 2018
4.5	Loan Agreement, dated August 26, 2010, between Island View Shipping International Pte. Ltd., Standard Chartered Bank (Singapore Branch) and the banks and financial institutions named therein(1)
4.6	Supplemental Agreement dated December 13, 2011 to the Loan Agreement dated August 26, 2010, between Grindrod Shipping Pte. Ltd., IVS Bulk Owning Pte. Ltd., IVS Bulk Carriers Pte. Ltd, IVS Bulk 603 Pte. Ltd., Standard Chartered Bank (Singapore Branch) and the banks and financial institutions named therein(1)
4.7	Consent and Amendment Letter dated November 30, 2012, between Grindrod Shipping Pte. Ltd., IVS Bulk Owning Pte. Ltd., IVS Bulk Carriers Pte. Ltd, IVS Bulk 603 Pte. Ltd. and Standard Chartered Bank (Singapore Branch) in connection with the Loan Agreement dated August 26, 2010(1)
4.8	Supplemental Agreement No. 2 dated May 31, 2016 to the Loan Agreement dated August 26, 2010, between Grindrod Shipping Pte. Ltd., IVS Bulk Owning Pte. Ltd., IVS Bulk Carriers Pte. Ltd, IVS Bulk 603 Pte. Ltd., IVS Bulk 612 Pte. Ltd. and Standard Chartered Bank (Singapore Branch)(1)
4.9	Third Amendment Letter dated February 10, 2017 between Grindrod Shipping Pte. Ltd., IVS Bulk Owning Pte. Ltd., IVS Bulk Carriers Pte. Ltd, IVS Bulk 603 Pte. Ltd., IVS Bulk 612 Pte. Ltd. and Standard Chartered Bank (Singapore Branch) in connection with the Loan Agreement dated August 26, 2010(1)
4.10	Fourth Amendment Letter dated August 31, 2017 between Grindrod Shipping Pte. Ltd., IVS Bulk Owning Pte. Ltd., IVS Bulk Carriers Pte. Ltd, IVS Bulk 603 Pte. Ltd., IVS Bulk 612 Pte. Ltd. and Standard Chartered Bank (Singapore Branch) in connection with the Loan Agreement dated August 26, 2010(1)
4.11	Loan Agreement, dated July 7, 2011, between Grindrod Shipping Pte. Ltd., Credit Agricole Corporate and Investment Bank, Standard Chartered Bank, Singapore Branch, DVB Group Merchant Bank (Asia) Limited, BNP Paribas, Singapore Branch and the banks and financial institutions named therein(1)

No.	Exhibit
4.12	Supplemental Letter dated August 20, 2013 between Grindrod Shipping Pte. Ltd., IVS Bulk 462 Pte. Ltd., IVS Bulk 511 Pte. Ltd., IVS Bulk 512 Pte. Ltd., Unicorn Ross Pte. Ltd., Unicorn Baltic Pte. Ltd., Unicorn Ionia Pte. Ltd., Unicorn Scotia Pte. Ltd., IVS Bulk 430 Pte. Ltd., Grindrod Shipping Limited and Credit Agricole Corporate and Investment Bank, in connection with the Loan Agreement dated July 7, 2011(1)
4.13	Supplemental Letter dated August 27, 2015 between Grindrod Shipping Pte. Ltd., IVS Bulk 462 Pte. Ltd., IVS Bulk 511 Pte. Ltd., IVS Bulk 512 Pte. Ltd., Unicorn Ross Pte. Ltd., Unicorn Baltic Pte. Ltd., Unicorn Ionia Pte. Ltd., IVS Bulk 430 Pte. Ltd., IVS Bulk 611 Pte. Ltd., Grindrod Limited and Credit Agricole Corporate and Investment Bank, in connection with the Loan Agreement dated July 7, 2011(1)
4.14	Supplemental Letter dated January 12, 2017 between Grindrod Shipping Pte. Ltd., IVS Bulk 462 Pte. Ltd., IVS Bulk 511 Pte. Ltd., IVS Bulk 512 Pte. Ltd., Unicorn Ross Pte. Ltd., Unicorn Baltic Pte. Ltd., Unicorn Ionia Pte. Ltd., IVS Bulk 430 Pte. Ltd., IVS Bulk 611 Pte. Ltd., IVS Bulk 475 Pte. Ltd., Grindrod Limited and Credit Agricole Corporate and Investment Bank, in connection with the Loan Agreement dated July 7, 2011(1)
4.15	$21.0 million Term Loan Facility Agreement, dated March 30, 2017, between Grindrod Shipping Pte. Ltd., Unicorn Atlantic Pte. Ltd., Unicorn Caspian Pte. Ltd., IVS Bulk 609 Pte. Ltd. and Credit Agricole Corporate and Investment Bank(1)
4.16	Letter, dated December 11, 2017 between Grindrod Shipping Pte. Ltd., Unicorn Atlantic Pte. Ltd., Unicorn Caspian Pte. Ltd., IVS Bulk 609 Pte. Ltd. and Credit Agricole Corporate and Investment Bank in connection with the $21.0 million Term Loan Facility Agreement dated March 30, 2017(1)
4.17	Letter, dated March 27, 2018 between Grindrod Shipping Pte. Ltd., Unicorn Atlantic Pte. Ltd., Unicorn Caspian Pte. Ltd., IVS Bulk 609 Pte. Ltd. and Credit Agricole Corporate and Investment Bank in connection with the $21.0 million Term Loan Facility Agreement dated March 30, 2017(1)
4.18	$27.0 million Facility Agreement, dated December 9, 2016, between Grindrod Limited, Grindrod Shipping Pte. Ltd., Grindrod Maritime LLC, DVB Bank SE Singapore Branch and DVB Bank SE(1)
4.18(a)	Amendment No. 1 dated June 18, 2018 to the $27.0 million Facility Agreement, dated December 9, 2016, between Grindrod Limited, Grindrod Shipping Pte. Ltd., Grindrod Maritime LLC, DVB Bank SE Singapore Branch and DVB Bank SE
4.19	Form of Non-Executive Director Appointment Letter(1)
4.20	$100.0 million Facility Agreement dated May 8, 2018, between Grindrod Shipping Pte. Ltd., IVS Bulk Carriers Pte. Ltd., IVS Bulk Owning Pte. Ltd., IVS Bulk 462 Pte. Ltd., IVS Bulk 475 Pte. Ltd., Unicorn Atlantic Pte. Ltd., Unicorn Baltic Pte. Ltd., Unicorn Ross Pte. Ltd., Unicorn Ionia Pte. Ltd., IVS Bulk 511 Pte. Ltd., IVS Bulk 603 Pte. Ltd., IVS Bulk 707 Pte. Ltd., Unicorn Caspian Pte. Ltd., IVS Bulk 512 Pte. Ltd., IVS Bulk 609 Pte. Ltd., IVS Bulk 611 Pte. Ltd., IVS Bulk 612 Pte. Ltd., Crédit Agricole Corporate and Investment Bank, DVB Bank SE Singapore Branch, Standard Chartered Bank, Singapore Branch and the banks and financial institutions named therein.(3)
4.20(a)	Side Letter dated December 14, 2018 to the $100.0 million Facility Agreement dated May 8, 2018, between Grindrod Shipping Pte. Ltd., Crédit Agricole Corporate and Investment Bank, DVB Bank SE Singapore Branch, Standard Chartered Bank, Singapore Branch and the banks and financial institutions, and guarantors named therein.
4.21	$29.9 million Term Loan Facility Agreement dated December 21, 2018 between Grindrod Shipping Holdings Ltd., Unicorn Moon Pte. Ltd., Unicorn Sun Pte. Ltd., NIBC Bank N.V. and the banks and financial institutions named therein.
8.1	List of subsidiaries of the registrant
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, U.S.C. Section 1350
13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, U.S.C. Section 1350
101	The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Statements of Financial Position as of December 31, 2018 and 2017; (ii) Consolidated Statements of Income for the Years Ended December 31, 2018, 2017 and 2016; (iii) Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2018, 2017 and 2016; (iv) Consolidated Statements of Changes in Equity for the Years ended December 31, 2018, 2017 and 2016; (v) Consolidated Statements of Cash Flows for the Years Ended December 31, 2018, 2017 and 2016; and (vi) Notes to Consolidated Financial Statements for the Years Ended December 31, 2018, 2017 and 2016.

(1)	Incorporated by reference to Amendment No. 1 to the Registrant’s registration statement on form 20-F filed with the Commission on April 6, 2018.

(2)	Incorporated by reference to Amendment No. 2 to the Registrant’s registration statement on form 20-F filed with the Commission on April 30, 2018.

(3)	Incorporated by reference to Amendment No. 3 to the Registrant’s registration statement on form 20-F filed with the Commission on June 5, 2018.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GRINDROD SHIPPING HOLDINGS LTD.

/s/ Stephen Griffiths
Name	Stephen Griffiths
Title:	Chief Financial Officer
Date:	April 16, 2019

INDEX TO FINANCIAL STATEMENTS

Page
Audited Conslidated and Combined Financial Statements of Grindrod Shipping Holdings Ltd.
Report of Independent Registered Public Accounting Firm	F-2
Consolidated and Combined Statements of Financial Position as at 31 December 2018 and 31 December 2017	F-3
Consolidated and Combined Statements of Profit or Loss and Other Comprehensive Income for the years ended 31 December 2018, 31 December 2017 and 31 December 2016	F-4
Consolidated and Combined Statements of Changes in Equity for the years ended 31 December 2018, 31 December 2017 and 31 December 2016	F-5
Consolidated and Combined Statements of Cash Flows for the years ended 31 December 2018, 31 December 2017 and 31 December 2016	F-6
Notes to Financial Statements	F-8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS AND THE BOARD OF DIRECTORS OF

GRINDROD SHIPPING HOLDINGS LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated and combined statements of financial position of Grindrod Shipping Holdings Ltd. and its subsidiaries (the “Group”) as of 31 December 2018 and 2017, and the related consolidated and combined statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the three years in the period ended 31 December 2018 and the related notes (collectively referred to as the “consolidated and combined financial statements”). In our opinion, the consolidated and combined financial statements present fairly, in all material aspects, the financial position of the Group as of 31 December 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Singapore

16 April 2019

We have served as the Group’s auditor since 2017.

GRINDROD SHIPPING HOLDINGS LTD.

CONSOLIDATED AND COMBINED STATEMENTS OF FINANCIAL POSITION

As at 31 December

		2018	2017
	Notes	US$’000	US$’000
ASSETS

Current assets
Cash and bank balances	6	35,636	46,522
Trade receivables	7	12,034	13,399
Contract assets	8	1,959	-
Other receivables and prepayments	9	17,902	17,187
Due from related parties	10	13,516	26,998
Loans to joint ventures	11	23,803	18,180
Derivative financial instruments	12	-	123
Inventories	13	10,841	9,078
Current tax asset		-	761
		115,691	132,248
Assets classified as held for sale	39	7,258	54,954
Total current assets		122,949	187,202

Non-current assets
Restricted cash	6	11,627	-
Other receivables and prepayments	9	-	72
Loans to joint ventures	11	-	7,301
Ships, property, plant and equipment	14	249,602	238,592
Interest in joint ventures	16	54,560	64,296
Intangible assets	17	41	61
Goodwill	18	7,351	8,419
Deferred tax assets	19	1,497	1,179
Total non-current assets		324,678	319,920

Total assets		447,627	507,122

LIABILITIES AND EQUITY

Current liabilities
Bank loans	20	18,323	87,964
Trade and other payables	21	22,364	28,354
Contract liabilities	22	4,223	-
Provisions	23	1,578	1,270
Due to related parties	24	6,238	16,930
Derivative financial instruments	12	867	138
Bank overdrafts	6	-	4,028
Income tax payable		3,073	3,551
		56,666	142,235
Liabilities directly associated with assets classified as held for sale	39	-	21,014
Total current liabilities		56,666	163,249

Non-current liabilities
Bank loans	20	96,133	20,790
Retirement benefit obligation	25	1,922	2,180
Trade and other payables	21	403	1,167
Total non-current liabilities		98,458	24,137

Capital and reserves
Share capital	26	320,683	*
Parent invested capital		-	313,978
Other reserves	27	(21,140)	5,758
Accumulated losses		(7,040)	-
Total equity		292,503	319,736

Total equity and liabilities		447,627	507,122

* Amount is less than US$1,000

See accompanying notes to consolidated and combined financial statements.

GRINDROD SHIPPING HOLDINGS LTD.

CONSOLIDATED AND COMBINED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

Year ended 31 December

		2018	2017	2016
	Notes	US$’000	US$’000	US$’000

Revenue	28	319,018	409,522	371,532
Cost of sales
Voyage expenses		(151,705)	(166,924)	(140,727)
Vessel operating costs		(32,657)	(40,837)	(42,911)
Charter hire costs		(100,648)	(127,748)	(121,080)
Depreciation and amortisation		(14,094)	(17,975)	(19,806)
Other expenses		(1,146)	(16,364)	(27,860)
Cost of ship sale		(7,675)	(17,560)	(13,351)
Gross profit		11,093	22,114	5,797

Other operating income	30	11,459	4,696	5,687
Administrative expenses		(31,599)	(32,868)	(30,140)
Other operating expenses	31	(5,437)	(39,198)	(18,093)
Share of losses of joint ventures	16	(454)	(12,946)	(3,472)
Impairment loss recognised on financial assets	34	(1,583)	-	-
Interest income	32	3,787	7,164	5,260
Interest expense	33	(6,517)	(6,548)	(4,899)

Loss before taxation	34	(19,251)	(57,586)	(39,860)
Income tax	35	(1,389)	(3,226)	(3,849)

Loss for the year		(20,640)	(60,812)	(43,709)

Other comprehensive (loss) income for the year:
Items that will not be reclassified subsequently to profit or loss
Remeasurement of defined benefit obligation	25	8	157	339
		8	157	339
Items that may be reclassified subsequently to profit or loss
Exchange differences arising on translation of foreign operations		(6,656)	4,232	5,141
Reclassification of translation reserve to profit or loss arising from loss of control of businesses	41.1	(1,063)	-	-
Net fair value (loss) gain on hedging instruments entered into for cash flow hedges not subject to basis adjustment		(852)	210	2,417
		(8,571)	4,442	7,558
Other comprehensive (loss) income for the year, net of income tax		(8,563)	4,599	7,897
Total comprehensive loss for the year		(29,203)	(56,213)	(35,812)

		US$	US$	US$
Loss per share:
Basic and diluted	42	(1.08)	(3.19)	(2.29)

See accompanying notes to consolidated and combined financial statements.

GRINDROD SHIPPING HOLDINGS LTD.

CONSOLIDATED AND COMBINED STATEMENTS OF CHANGES IN EQUITY

For the year ended 31 December

			Other Reserves
	Share capital	Parent Invested Capital	Share compensation reserve	Hedging reserve	Translation reserve	Merger reserve	Accumulated losses	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Balance at 1 January 2016	-	405,325	-	(2,642)	(3,600)	-	-	399,083

Loss for the year	-	(43,709)	-	-	-	-	-	(43,709)
Other comprehensive loss for the year, net of income tax	-	339	-	2,417	5,141	-	-	7,897
Total comprehensive loss for the year	-	(43,370)	-	2,417	5,141	-	-	(35,812)

Recognition of share-based payments, representing transaction with owners, recognised directly in equity	-	(176)	-	-	-	-	-	(176)

Balance at 31 December 2016	-	361,779	-	(225)	1,541	-	-	363,095

Loss for the year	-	(60,812)	-	-	-	-	-	(60,812)
Other comprehensive loss for the year, net of income tax	-	157	-	210	4,232	-	-	4,599
Total comprehensive loss for the year	-	(60,655)	-	210	4,232	-	-	(56,213)

Issue of ordinary shares	*	15,000	-	-	-	-	-	15,000
Recognition of share-based payments	-	(472)	-	-	-	-	-	(472)
Dividends (Note 36)	-	(1,674)	-	-	-	-	-	(1,674)
Transaction with owners, recognised directly in equity	*	12,854	-	-	-	-	-	12,854

Balance at 31 December 2017	*	313,978	-	(15)	5,773	-	-	319,736
IFRS 9 and 15 adjustment (Note 2.3)		(474)	-	-	-	-	-	(474)
Adjusted balance as at 1 January 2018	*	313,504	-	(15)	5,773	-	-	319,262

Loss for the year	-	(13,453)	-	-	-	-	(7,187)	(20,640)
Other comprehensive loss for the year, net of income tax	-	-	-	(852)	(7,719)	8	-	(8,563)
Total comprehensive loss for the year	-	(13,453)	-	(852)	(7,719)	8	(7,187)	(29,203)

Recognition of share-based compensation from parent company	-	933	-	-	-	-	147	1,080
Issue of ordinary shares (Note 26) and adjustment arising from “Spin-off” (Note 2.2)	320,683	(300,984)	-	-	(1,337)	(18,362)	-	-
Recognition of share-based payments (Note 27)	-	-	1,364	-	-	-	-	1,364

Transaction with owners, recognised directly in equity	320,683	(300,051)	1,364	-	(1,337)	(18,362)	147	2,444

Balance at 31 December 2018	320,683	-	1,364	(867)	(3,283)	(18,354)	(7,040)	292,503

* Amount is less than US$1,000.

See accompanying notes to consolidated and combined financial statements.

GRINDROD SHIPPING HOLDINGS LTD.

CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS

Year ended 31 December

	2018	2017	2016
	US$’000	US$’000	US$’000
Operating activities
Loss before taxation	(19,251)	(57,586)	(39,860)
Adjustments for:
Share of losses of joint ventures	454	12,946	3,472
Net gain on disposal of businesses	(3,255)	-	-
Gain on deemed disposal of previously held joint venture interest	(213)	-	-
Gain on disposal of ships	(992)	(167)	-
(Gain)/loss on disposal of plant and equipment	(68)	107	1,078
Depreciation of ships, property, plant and equipment and amortisation	14,291	19,680	21,551
Impairment loss recognised on ships	-	16,503	12,625
Impairment loss on goodwill and intangibles	-	12,119	-
Impairment loss net of reversals on financial assets	1,583	18	(3)
Impairment loss on net assets of disposal group	-	5,092	-
(Reversal of) provision for onerous contracts	(458)	(7,427)	3,821
Recognition (reversal) of share-based payments expenses	2,297	33	(176)
Net gain on derivatives financial instruments	-	-	(22)
Net foreign exchange gain	(3,189)	(1,242)	(965)
Interest expense	6,517	6,548	4,899
Interest income	(3,787)	(7,164)	(5,259)
Components of defined benefit costs recognised in profit or loss	206	63	170
Operating cash flows before movements in working capital and ships	(5,865)	(477)	1,331
Inventories	(1,576)	1,017	(3,002)
Trade receivables, other receivables and prepayments	(1,689)	(279)	9,281
Contract assets	(123)	-	-
Trade and other payables	(2,561)	(3,055)	(5,000)
Contract liabilities	(331)	-	-
Due from related parties	(6,002)	(5,049)	(16,377)
Due to related parties	-	6,737	11,983
Operating cash flows before movements in ships	(18,147)	(1,106)	(1,784)
Capital expenditure on ships	(21,351)	(5,219)	(28,836)
Proceeds from disposal of ships	8,313	17,727	12,275
Net cash generated (used in) /from operations	(31,185)	11,402	(18,345)
Interest paid	(5,860)	(6,206)	(3,986)
Interest received	1,363	2,677	2,806
Income tax paid	(1,678)	(4,498)	(1,732)
Net cash flows (used in) / generated from operating activities	(37,360)	3,375	(21,257)
Investing activities
Advances to related parties	-	(1,264)	(24,463)
Repayment from related parties	14,054	415	-
Net cash inflow on acquisition of assets	952	-	-
Purchase of plant and equipment	(368)	(1,212)	(719)
Purchase of intangible assets	-	(19)	-
Proceeds from disposal of plant and equipment	68	18	50
Net proceeds from disposal of businesses (Note 41.1)	25,318	-	-
Dividends received from joint ventures	-	-	3,320
Investment in joint ventures	-	-	(13,735)
Loan to third party	-	-	(158)
Net cash generated from/(used in) investing activities	40,024	(2,062)	(35,705)

GRINDROD SHIPPING HOLDINGS LTD.

CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS (cont’d)

Year ended 31 December

	2018	2017	2016
	US$’000	US$’000	US$’000
Financing activities (Note A)
Long-term interest bearing debt raised	104,549	45,150	39,512
Payment of capital portion of long term interest-bearing debt	(99,503)	(40,869)	(28,665)
Loans from related parties	-	5,000	37,000
Repayment of loans from related parties	-	(42,000)	-
Repayment to related parties	(8,351)	-	-
Restricted cash	(8,582)	58	(109)
Issuance of shares (Note B)	-	15,000	-
Dividends paid	-	(1,674)	-
Purchase of Parent’s ordinary shares for forfeitable share plan	-	(505)	-
Net cash flows (used in) generated from financing activities	(11,887)	(19,840)	47,738

Net decrease in cash and cash equivalents	(9,223)	(18,527)	(9,224)
Cash and cash equivalents at the beginning of the year	45,245	62,470	70,030
Effect of exchange rate changes on the balance of cash held in foreign currencies	(2,524)	1,302	1,664
Cash and cash equivalents at the end of the year	33,498	45,245	62,470

Note A:

Reconciliation of liabilities arising from financing activities

The table below details changes in the Group’s liabilities arising from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be, classified in the Group’s consolidated and combined statement of cash flows as cash flows from financing activities.

	Bank Loans (Note 20)	Due (from) to related parties – (Note 10 & 24)	Loans from related parties
	US$’000	US$’000	US$’000

Balance at 1 January 2017	112,545	(20,700)	37,253
Financing cash flows (i)	4,281	-	(37,000)
Investing cash flows	-	(849)	-
Operating cash flows	-	1,688	-
Non-cash changes (iii)	(7,950)	16,710	-
Other changes (ii)	(122)	(6,917)	(253)
Balance at 31 December 2017	108,754	(10,068)	-
Financing cash flows (i)	5,046	(8,351)	-
Investing cash flows	-	14,054	-
Operating cash flows	-	(6,002)	-
Other changes (ii)	656	3,089	-
Balance at 31 December 2018	114,456	(7,278)	-

(i) The cash flows make up the net amount of proceeds from borrowings and repayments of borrowings in the statement of cash flows.

(ii) Other changes include interest accruals and payments and net foreign exchange differences.

(iii) Represents amount reclassified to disposal group held for sale (Note 39).

Note B:

As part of the Spin-Off (Note 1), the company acquired all of the shares of Grindrod Shipping Pte. Ltd. (Singapore) and Grindrod Shipping (South Africa) (Pty) Ltd for a purchase consideration of $320,683,000 which was satisfied by the issuance of compulsorily convertible notes converted into 19,063,832 ordinary shares of the company on the same date. Accordingly, no cash was received by us upon the issuance of the shares.

See accompanying notes to consolidated and combined financial statements

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

1	GENERAL

General information

The company was incorporated as a private company on 2 November 2017 and with effect from 25 April 2018, it was converted from a private company to a public company whereby it changed its name to Grindrod Shipping Holdings Ltd. The company is incorporated in Singapore with its principal place of business and registered office at #03-01 Southpoint, 200 Cantonment Road, Singapore 089763. On 18 June 2018, the company became a publicly traded company with its shares Primarily listed on the NASDAQ Global Select Market and Secondarily on the Main Board of the Johannesburg Stock Exchange (JSE).

The company was incorporated with the intention to acquire all of the shares of Grindrod Shipping Pte. Ltd., or GSPL, and Grindrod Shipping (South Africa) Pty Ltd, or GSSA from Grindrod Limited, a public company incorporated in accordance with the laws of the Republic of South Africa, or Parent as part of the Parent’s plan to demerge its shipping business (referred to as the ‘Spin-Off’). On 18 June 2018, the Spin-Off was effected by the company acquiring 100% of the issued and paid up share capital of GSPL and GSSA for a consideration of $320,683,000 (Note 26). The purchase consideration was satisfied by the issuance by the company of compulsorily convertible notes which converted to 19,063,832 ordinary shares of the company on the same date.

The principal activities of the Group are sales of vessels, ship chartering and operating. Information of the entities within the Group is contained in Note 15.

The consolidated and combined financial statements of the Group were authorised for issue by the Board of Directors on 16 April 2019.

2	SIGNIFICANT ACCOUNTING POLICIES

2.1	Statement of compliance

The consolidated and combined financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”).

2.2	Basis of preparation of historical consolidated and combined financial information

Grindrod Shipping Holdings Ltd and its subsidiaries (the “Group”) resulting from the Spin-Off in Note 1 above is regarded as a continuing entity throughout the period ended 31 December 2018, 31 December 2017 and 31 December 2016 as the Group was under the management of Grindrod and therefore considered to be under common management which forms the basis of the combined financial statements for the year ended 31 December 2017 and 31 December 2016.

The financial statements presented herein represent (i) prior to 18 June 2018, the combined financial statements of GSPL and GSSA and (ii) subsequent to 18 June 2018, the consolidated financial statements of the company as a separate publicly traded company following the Spin-Off of GSPL and GSSA from Grindrod Limited. Prior to the Spin-Off, equity relating to GSPL and GSSA represents the Parent’s net investment in the Company and accordingly, this has been presented as ‘Parent invested capital’ in the combined financial statements. Upon the Spin-Off on 18 June 2018, the Parent Invested Capital was adjusted as a result of settlement of assets and liabilities of GSPL and GSSA with the Parent and formed the company’s share capital with the residual differences recognised as merger reserves.

The financial statements are prepared in accordance with the historical cost basis except as disclosed in the accounting policies below. Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Group takes into account the characteristics of the asset or liability which market participants would take into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these consolidated financial statements is determined on such a basis, except for share-based payment transactions that are within the scope of IFRS 2 Share-based Payment, leasing transactions that are within the scope of IAS 17 Leases, and measurements that have some similarities to fair value but are not fair value, such as net realisable value in IAS 2 Inventories or value in use in IAS 36 Impairment of Assets.

2.3	Application of new and revised International Financial Reporting Standards (IFRSs)

In the current year, the Group has applied a number of amendments to IFRSs issued by the IASB that are mandatorily effective for an accounting period that begins on or after 1 January 2018. The adoption of these new/revised IFRSs has not resulted in significant changes to the Group’s accounting policies and has no material effect on the amounts reported for the current or prior periods except as follows:

IFRS 9 Financial Instruments

IFRS 9 introduces new requirements for 1) the classification and measurement of financial assets and financial liabilities, 2) impairment of financial assets and 3) general hedge accounting. Details of these new requirements as well as their impact on the financial statements are described below.

The Group applied IFRS 9 with an initial application date of 1 January 2018. The Group has not restated the comparative information, which continues to be reported under IAS 39. Effects arising from the adoption of IFRS 9 have been recognised directly in retained earnings (within parent invested capital).

The significant accounting policies for financial instruments under IFRS 9 is as disclosed in Note 2.7.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

2	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(a) Classification and measurement of financial assets and financial liabilities

The classification of financial assets is based on two criteria: the company’s business model for managing the assets and whether the instruments’ contractual cash flows represent ‘solely payments of principal and interest’ on the principal amount outstanding. There are no changes in classification and measurement of the Group’s financial assets and financial liabilities.

(b) Impairment of financial assets

IFRS 9 requires an expected credit loss model as opposed to an incurred credit loss model under IAS 39. The expected credit loss model requires the Group to account for expected credit losses and changes in those expected credit losses at each reporting date to reflect changes in credit risk since initial recognition of the financial assets. It is no longer necessary for a credit event to have occurred before credit losses are recognised.

In particular, IFRS 9 requires the Group to measure the loss allowance for a financial instrument at an amount equal to the lifetime expected credit losses (ECL) if the credit risk on that financial instrument has increased significantly since initial recognition, or if the financial instrument is a purchased or originated credit-impaired financial asset.

However, if the credit risk on a financial instrument has not increased significantly since initial recognition, the Group is required to measure the loss allowance for that financial instrument at an amount equal to 12-months ECL. IFRS 9 also requires a simplified approach for measuring the loss allowance at an amount equal to lifetime ECL for trade receivables and contract assets in certain circumstances.

Arising from the above, the amount of adjustment for each financial statement line item affected by the application is presented below.

(c) General hedge accounting

The new general hedge accounting requirements retain the three types of hedge accounting. However, greater flexibility has been introduced to the types of transactions eligible for hedge accounting, specifically broadening the types of instruments that qualify for hedging instruments and the types of risk components of non-financial items that are eligible for hedge accounting. In addition, the effectiveness test has been replaced with the principle of an ‘economic relationship’. Retrospective assessment of hedge effectiveness is also no longer required. Enhanced disclosure requirements about the Group’s risk management activities have also been introduced.

In accordance with IFRS 9’s transition provisions for hedge accounting, the Group has applied the IFRS 9 hedge accounting requirements prospectively from the date of initial application on 1 January 2018. The Group’s qualifying hedging relationships in place as at 1 January 2018 also qualify for hedge accounting in accordance with IFRS 9 and were therefore regarded as continuing hedging relationships. No rebalancing of any of the hedging relationships was necessary on 1 January 2018. As the critical terms of the hedging instruments match those of their corresponding hedged items, all hedging relationships continue to be effective under IFRS 9’s effectiveness assessment requirements. The Group has also not designated any hedging relationships under IFRS 9 that would not have met the qualifying hedge accounting criteria under IAS 39.

IFRS 9 requires hedging gains and losses to be recognised as an adjustment to the initial carrying amount of non-financial hedged items (basis adjustment). In addition, transfers from the hedging reserve to the initial carrying amount of the hedged item are not reclassification adjustments under IAS 1 Presentation of Financial Statements and hence they do not affect other comprehensive income. Hedging gains and losses subject to basis adjustments are categorised as amounts that will not be subsequently reclassified to profit or loss in other comprehensive income.

This is consistent with the Group’s practice prior to the adoption of IFRS 9.

Consistent with prior periods, when a forward contract is used in a cash flow hedge or fair value hedge relationship, the Group has designated the change in fair value of the entire forward contract, i.e. including the forward element, as the hedging instrument.

Apart from this, the application of the IFRS 9 hedge accounting requirements has had no other impact on the results and financial position of the Group for the current and/or prior years. Please refer to Note 4 for detailed disclosures regarding to Group’s risk management activities.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 supersedes IAS 11 Construction Contracts, IAS 18 Revenue and the related Interpretations. IFRS 15 introduces a 5-step approach to revenue recognition. Far more prescriptive guidance has been added in IFRS 15 to deal with specific scenarios.

The Group has applied IFRS 15 using the modified retrospective method with the cumulative effect of initially applying this Standard recognised at the date of initial application (1 January 2018) as an adjustment to the opening balance of retained earnings (within Parent invested capital). Therefore, the comparative information was not restated and continues to be reported under IAS 11, IAS 18 and the related Interpretations. The Group has elected to apply this Standard retrospectively only to contracts that are not completed at the date of initial application.

IFRS 15 uses the terms ‘contract asset’ and ‘contract liability’ to describe what might more commonly be known as ‘accrued revenue’ and ‘deferred revenue’, however the Standard does not prohibit an entity from using alternative descriptions in the statement of financial position. The Group has adopted the terminology used in IFRS 15 to describe such balances. Contract asset relates to the unbilled revenue that was previously included in Other receivables and prepayment - Voyage in progress. Contract liability refer to the amounts received in advance from the customers that was previously included in Trade and other payables.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

2	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

The Group’s significant accounting policies for its revenue streams are disclosed in Note 2.18.

The effects of adopting IFRS 9 and IFRS 15 under the modified retrospective approach are presented and explained below:

(A)	Impact on the Statement of Financial Position as at 1 January 2018 (date of initial application)

	Previously reported as at 31 December 2017	Adoption of IFRS 9		Adoption of IFRS 15		Adjusted as at 1 January 2018
	US$’000	US$’000		US$’000		US$’000
Current assets
Contract assets	-	-		1,799	(ii)	1,799
Other receivables and prepayments	17,187	-		(1,799	)(ii)	14,517
				(871	)(iv)

Non-current assets
Other receivables and prepayments	72	(70	)(i)	-		2
Deferred tax asset	-	19	(i)	-		19

Current liabilities
Trade and other payables	28,354	-		(4,380	)(ii)	23,526
				(448	)(iv)
Contract liabilities	-	-		4,380	(ii)	4,380

Capital and reserves
Parent invested capital	313,978	(51	)(i)	(423	)(iii)	313,504

(B)	Impact of IFRS 15 on the Statement of Financial Position as at 31 December 2018 (current reporting period)

	Under previous IFRS	Adoption of IFRS 15		Under new IFRS
	US$’000	US$’000		US$’000
ASSETS

Current assets
Contract assets	-	1,959	(ii)	1,959
Other receivables and prepayments	20,069	(1,959	)(ii)	17,902
		(208	)(iv)

Current liabilities
Trade and other payables	26,193	(4,223	)(ii)	22,364
		394	(iv)

Contract liabilities		4,223	(ii)	4,223

Capital and reserves
Accumulated losses	(6,438)	(602	)(iii)	(7,040)

(C)	Impact of IFRS 15 on the Statement of Profit or Loss and Other Comprehensive Income for the year ended 31 December 2018 (current reporting period)

	Under previous IFRS	Adoption of IFRS 15		Under new IFRS
	US$’000	US$’000		US$’000
Revenue	317,626	1,392	(iii)	319,018
Cost of sales
Voyage expenses	(150,831)	(874	)(iv)	(151,705)
Charter hire	(100,309)	(339	)(iv)	(100,648)

Explanatory notes:

IFRS 9

(i) The adoption of IFRS 9 impairment requirements has resulted in additional loss allowance of US$70,000 as at 1 January 2018 to be recognised net of its related deferred tax impact of US$19,000 resulting in a net decrease in parent invested capital as at 1 January 2018. The adoption of IFRS 9 did not result in a material impact in the year ended 31 December 2018.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

2	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

IFRS 15

(ii) Under IFRS 15, revenue recognised prior to the date on which it is invoiced to the customer is recognised as a contract asset. This balance was previously presented as part of other receivables and prepayment and so has been reclassified to contract asset. Similarly, the amounts received in advance from customers that were previously recognised as trade and other payables has been reclassified as a contract liability. There was no impact on the statement of profit or loss as a result of these reclassifications.

(iii) Under IFRS 15, there is a change in period of recognition for freight revenue and the relevant contract costs as the Group satisfies its performance obligation of each freight contract. Revenue is now recognised over time from the point when the ship is ready for load of cargo until the discharge of cargo at the destination. Based on previous revenue standards, revenue was recognised over time from the point when the ship discharge cargo of the previous voyage until the discharge of cargo at the destination. As such, this results in the adjustment to revenue and contract assets to reflect the change in percentage of completion for ongoing voyages as at year end.

(iv) The Group incurs cost in the fulfilment of freight contract, which are deferred and amortised over the period of the voyage. Due to change in percentage of completion as mentioned in (iii) above, adjustments have been made to cost of sales and the corresponding voyage in progress in other receivables and prepayment and accrued expense in trade and other payable as at year end.

(D) Impact of IFRS 15 on the Statement of Cash Flows for the year ended 31 December 2018 (current reporting period)

The adoption of IFRS 15 did not have a material impact on the company’s operating, investing and financing cash flows.

2.4	New and revised IFRSs in issue but not yet effective

The Group has not applied the following new and revised IFRSs that are relevant to the Group that were issued but are not yet effective:

IFRS 16	Leases
Amendments to IAS 28	Long Term Interests in Associates and Joint Ventures
Annual Improvements to IFRS Standards 2015-2017 Cycle	Amendments to IFRS 3 Business combinations; IFRS 11 Joint Arrangements; IAS 12 Income Taxes; and IAS 23 Borrowing Costs
Amendments to IAS 19 Employee Benefits	Plan Amendment, Curtailment or Settlement
IFRS 10 Consolidated Financial Statements and IAS 28 (amendments)	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture
IFRIC 23	Uncertainty over Income Tax Treatment

The directors do not expect that the adoption of the Standards listed above will have a material impact on the financial statements of the Group in future periods, except as noted below:

IFRS 16 Leases

IFRS 16 is applicable to the Group’s financial statements effective 1 January 2019. The new standard amends the existing accounting standards to require lessees to recognize, on a discounted basis, the rights and obligations created by the commitment to lease assets on the balance sheet, unless the term of the lease is less than 12 months or of low value. Accordingly, the standard will result in the recognition of right-of-use assets and corresponding lease liabilities, on the basis of the discounted remaining future minimum lease payments for our existing chartered-in vessel commitments that are currently reported as operating leases adjusting for prepayments and accrued lease payments.

IFRS 16 requires that the Group assess the lease contracts to identify separate components and allocates the consideration in the contract to each component. Group shall make use of the practical expedient to elect, by class of underlying asset, not to separate non-lease components from lease components specifically with respect to time charter arrangements.

Upon transition, a lessee shall apply IFRS 16 to its leases either retrospectively to each prior reporting period presented (the ‘full retrospective approach’) or retrospectively with the cumulative effect of initially applying IFRS 16 recognized at the date of initial application (the ‘modified retrospective approach’). The Group will apply the modified retrospective approach upon transition. The impact of the application of this standard on the statement of financial position at 1 January 2019 will be the recognition of right of use assets of approximately $65.2 million, corresponding lease liabilities of approximately $64.6 million and a credit of approximately $0.6 million to Accumulated loss. The Group will apply the practical expedient to account for existing time charters with remaining terms of less than 1 year on the date of initial application in the same way as short-term leases.

The directors expect that the application of the above principles will not result in a material difference to the amount of revenue recognized under our existing accounting policies for pool and time-out charter arrangements.

2.5	Basis of Consolidation

The consolidated financial statements incorporate the financial statements of the Group and entities controlled by the Group (its subsidiaries) made up to 31 December each year. Control is achieved when the Group has the power over the investee, is exposed; or has rights, to variable returns from its involvement with the investee; and has the ability to use its power to affects its returns.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

2	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above. When the Group has less than a majority of the voting rights of an investee, it considers that it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Group considers all relevant facts and circumstances in assessing whether or not the Group’s voting rights in an investee are sufficient to give it power, including; the size of the Group’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders; potential voting rights held by the Group, other vote holders or other parties; rights arising from other contractual arrangements; and any additional facts and circumstances that indicate that the Group has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Specifically, the results of subsidiaries acquired or disposed of during the year are included in profit or loss from the date the Group gains control until the date when the Group ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income are attributed to the owners of the Group and to the non-controlling interests. Total comprehensive income of the subsidiaries is attributed to the owners of the Group and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used into line with the Group’s accounting policies.

All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between the members of the Group are eliminated on consolidation.

Changes in the Group’s interests in subsidiaries that do not result in a loss of control are accounted for as equity transactions. The carrying amount of the Group’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognised directly in equity and attributed to the owners of the Group.

When the Group loses control of a subsidiary, the gain or loss on disposal recognised in profit or loss is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), less liabilities of the subsidiary and any non-controlling interests. All amounts previously recognised in other comprehensive income in relation to that subsidiary are accounted for as if the Group had directly disposed of the related assets or liabilities of the subsidiary (i.e. reclassified to profit or loss or transferred to another category of equity as required/permitted by applicable IFRS Standards). The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under IFRS 9 Financial Instruments when applicable, or the cost on initial recognition of an investment in a joint venture.

2.6	Business combinations

Acquisition of subsidiaries and businesses are accounted for using the acquisition method.  The consideration for each acquisition is measured at the aggregate of the fair values of assets given, liabilities incurred by the Group to the former owners of the acquiree, and equity interests issued by the Group in exchange for control of the acquiree. Acquisition-related costs are recognised in profit or loss as incurred.

Where applicable, the consideration for the acquisition includes any asset or liability resulting from a contingent consideration arrangement, measured at its acquisition-date fair value. Subsequent changes in such fair values are adjusted against the cost of acquisition where they qualify as measurement period adjustments (see below).  The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustment depends on how the contingent consideration is classified.  Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with IFRS 9 Financial Instruments, or IAS 37 Provisions, Contingent Liabilities and Contingent Assets, as appropriate, with the corresponding gain or loss being recognised in profit or loss.

Where a business combination is achieved in stages, the Group’s previously held interests in the acquired entity are remeasured to fair value at the acquisition date (i.e. the date the Group attains control) and the resulting gain or loss, if any, is recognised in profit or loss. Amounts arising from interests in the acquiree prior to the acquisition date that have been previously recognised in other comprehensive income are reclassified to profit or loss, where such treatment would be appropriate if that interest were disposed of.

The acquiree’s identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under the IFRS are recognised at their fair value at the acquisition date, except that:

•	deferred tax assets or liabilities and liabilities or assets related to employee benefit arrangements are recognised and measured in accordance with IAS 12 Income Taxes and IAS 19 Employee Benefits respectively;

•	liabilities or equity instruments related to share-based payment transactions of the acquiree or the replacement of an acquiree’s share-based payment awards transactions with share-based payment awards transactions of the acquirer in accordance with the method in IFRS 2 Classification and measurement of share based payments at the acquisition date; and

•	assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations are measured with accordance with that Standard.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

2	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Group reports provisional amounts for the items for which the accounting is incomplete.  Those provisional amounts are adjusted during the measurement period (see below), or additional assets or liabilities recognised, to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the amounts recognised as of that date.

The measurement period is the period from the date of acquisition to the date the Group obtains complete information about facts and circumstances that existed as of the acquisition date and is subjected to a maximum of one year from acquisition date.

2.7	Financial instruments

Financial assets and financial liabilities are recognised on the Group’s statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition.

Financial assets (Before 1 January 2018)

Effective interest method

The effective interest method is a method of calculating the amortised cost of a financial instrument and of allocating interest income or expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments (including all fees on points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial instrument, or where appropriate, a shorter period. Income and expense is recognised on an effective interest basis for debt instruments other than those financial instruments “at fair value through profit or loss”.

Loans and receivables

Trade and other receivables (including trade and other receivables, loans to joint ventures, amounts due from related parties and cash and cash equivalents) that have fixed or determinable payments that are not quoted in an active market are classified as “loans and receivables”. Loans and receivables are measured at amortised cost using the effective interest method less impairment. Interest is recognised by applying the effective interest method, except for short-term receivables when the effect of discounting is immaterial.

Impairment of financial assets

Financial assets, other than those at fair value through profit or loss, are assessed for indicators of impairment at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted. Objective evidence of impairment could include:

•	Significant financial difficulty of the issuer or counterparty; or
•	Default or delinquency in interest or principal payments; or
•	It becoming probable that the borrower will enter bankruptcy or financial re-organisation.

For certain categories of financial asset, such as receivables, assets that are assessed not to be impaired individually are, in addition, assessed for impairment on a collective basis. Objective evidence of impairment for a portfolio of receivables could include the Group’s past experience of collecting payments, an increase in the number of delayed payments in the portfolio past the average credit period, as well as observable changes in national or local economic conditions that correlate with default on receivables.

For financial assets carried at amortised cost, the amount of the impairment is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate.

For financial assets that are carried at cost, the amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment loss will not be reversed in subsequent periods.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of receivables where the carrying amount is reduced through the use of an allowance account. When a receivable is uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognised in profit or loss. For financial assets measured at amortised cost, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment loss was recognised, the previously recognised impairment loss is reversed through profit or loss to the extent the carrying amount of the financial asset at the date the impairment is reversed.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

2	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Financial assets (From 1 January 2018)

The Group classifies its financial assets in the following measurement categories:

•	those to be measured subsequently at fair value (either through OCI or through profit or loss), and
•	those to be measured at amortised cost.

All recognised financial assets are subsequently measured in their entirety at either amortised cost or fair value, depending on the classification of the financial assets.

The classification depends on the entity’s business model for managing the financial assets and the contractual terms of the cash flows.

Classification of financial assets

Debt instruments that meet the following conditions are subsequently measured at amortised cost:

•	the financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and

•	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Debt instruments relating to derivative financial instruments that meet the following conditions are subsequently measured at fair value through other comprehensive income (FVTOCI):

•	the financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling the financial assets; and

•	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

By default, all other financial assets are subsequently measured at fair value through profit or loss (FVTPL).

Amortised cost and effective interest method

The effective interest method is a method of calculating the amortised cost of a debt instrument and of allocating interest income over the relevant period.

For financial assets other than purchased or originated credit-impaired financial assets (i.e. assets that are credit-impaired on initial recognition), the effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) excluding expected credit losses, through the expected life of the debt instrument, or, where appropriate, a shorter period, to the gross carrying amount of the debt instrument on initial recognition. For purchased or originated credit-impaired financial assets, a credit-adjusted effective interest rate is calculated by discounting the estimated future cash flows, including expected credit losses, to the amortised cost of the debt instrument on initial recognition.

The amortised cost of a financial asset is the amount at which the financial asset is measured at initial recognition minus the principal repayments, plus the cumulative amortisation using the effective interest method of any difference between that initial amount and the maturity amount, adjusted for any loss allowance. On the other hand, the gross carrying amount of a financial asset is the amortised cost of a financial asset before adjusting for any loss allowance.

Interest is recognised using the effective interest method for debt instruments measured subsequently at amortised cost, except for short-term balances when the effect of discounting is immaterial.

Foreign exchange gains and losses

The carrying amount of financial assets that are denominated in a foreign currency is determined in that foreign currency and translated at the spot rate as at each reporting date. For financial assets measured at amortised cost that are not part of a designated hedging relationship, exchange differences are recognised in profit or loss in the “other operating income” (Note 30) and “other operating expense” (Note 31) line items.

Impairment of financial assets

The Group recognises a loss allowance for expected credit losses on trade and other receivables and contract assets. The amount of expected credit losses is updated at each reporting date to reflect changes in credit risk since initial recognition of the lifetime financial instrument.

The Group recognises lifetime ECL for trade receivables and contract assets. The expected credit losses on these financial assets are estimated using a provision matrix based on the Group’s historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current as well as the forecast direction of conditions at the reporting date, including time value of money where appropriate.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

2	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

For all other financial instruments, the Group recognises lifetime ECL when there has been a significant increase in credit risk since initial recognition. If, on the other hand, the credit risk on the financial instrument has not increased significantly since initial recognition, the Group measures the loss allowance for that financial instrument at an amount equal to 12-month ECL.

The assessment of whether lifetime ECL should be recognised is based on significant increases in the likelihood or risk of a default occurring since initial recognition instead of on evidence of a financial asset being credit-impaired at the reporting date or an actual default occurring.

Lifetime ECL represents the expected credit losses that will result from all possible default events over the expected life of a financial instrument. In contrast, 12-month ECL represents the portion of lifetime ECL that is expected to result from default events on a financial instrument that are possible within 12 months after the reporting date.

Significant increase in credit risk

In assessing whether the credit risk on a financial instrument has increased significantly since initial recognition, the Group compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition. In making this assessment, the Group considers historical loss rates for each category of customers and adjusts to reflect current and forward-looking macroeconomic factors affecting the ability of the customers to settle the receivables. The Group has identified forecast economic information that relate to international shipping operations in which it operates to be the most relevant factors, and accordingly adjusts the historical loss rates based on expected changes in these factors.

The following information is taken into account when assessing whether credit risk has increased significantly since initial recognition:

•	existing or forecast adverse changes in business, financial or economic conditions that are expected to cause a significant decrease in the debtor’s ability to meet its debt obligations;

•	an actual or expected significant deterioration in the operating results of the debtor;

Irrespective of the outcome of the above assessment, the company presumes that the credit risk on a financial asset has increased since initial recognition when contractual payments are more than 90 days past due, based on factors considered such as payment history, ongoing business dealings, settlement arrangements and financial status of the debtors, being reasonable and supportable information that demonstrates otherwise.

The Group assumes that the credit risk on a financial instrument has not increased significantly since initial recognition if the financial instrument is determined to have low credit risk at the reporting date. A financial instrument is determined to have low credit risk if:

i)	the financial instrument has a low risk of default,

ii)	the borrower has a strong capacity to meet its contractual cash flow obligations in the near term and

iii)	adverse changes in economic and business conditions in the longer term may, but will not necessarily, reduce the ability of the borrower to fulfil its contractual cash flow obligations.

The company regularly monitors the effectiveness of the criteria used to identify whether there has been a significant increase in credit risk and revises them as appropriate to ensure that the criteria are capable of identifying significant increase in credit risk before the amount becomes past due.

Definition of default

The Group considers the following as constituting an event of default for internal credit risk management purposes as historical experience indicates that receivables that meet either of the following criteria are generally not recoverable:

•	when there is a breach of financial covenants by the counterparty; or

•	information developed internally or obtained from external sources indicates that the debtor is unlikely to pay its creditors, including the Group, in full (without taking into account any collaterals held by the Group).

Irrespective of the above analysis, the Group considers that default has occurred when a financial asset is more than 120 days past due based on factors considered such as past payment history, ongoing business dealings, settlement arrangements and financial status of the debtor, being reasonable and supportable information to demonstrate that a more lagging default criterion is more appropriate.

Credit-impaired financial assets

A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of that financial asset have occurred. Evidence that a financial asset is credit-impaired includes observable data about the following events:

•	significant financial difficulty of the issuer or the borrower;

•	a breach of contract, such as a default or past due event;

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

2	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

•	the lender(s) of the borrower, for economic or contractual reasons relating to the borrower’s financial difficulty, having granted to the borrower a concession(s) that the lender(s) would not otherwise consider;

•	it is becoming probable that the borrower will enter bankruptcy or other financial reorganisation; or

•	the disappearance of an active market for that financial asset because of financial difficulties.

Write-off policy

The Group writes off a financial asset when there is information indicating that the counterparty is in severe financial difficulty and there is no realistic prospect of recovery. Financial assets written off may still be subject to enforcement activities under the Group’s recovery procedures, taking into account legal advice where appropriate. Any recoveries made are recognised in profit or loss.

Measurement and recognition of expected credit losses

The measurement of expected credit losses is a function of the probability of default, loss given default (i.e. the magnitude of the loss if there is a default) and the exposure at default. The assessment of the probability of default and loss given default is based on historical data adjusted by forward-looking information as described above. As for the exposure at default, for financial assets, this is represented by the assets’ gross carrying amount at the reporting date; for financial guarantee contracts, the exposure includes the amount drawn down as at the reporting date, together with any additional amounts expected to be drawn down in the future by default date determined based on historical trend, the Group’s understanding of the specific future financing needs of the debtors, and other relevant forward-looking information.

For financial assets, the expected credit loss is estimated as the difference between all contractual cash flows that are due to the company in accordance with the contract and all the cash flows that the Group expects to receive, discounted at the original effective interest rate. If the Group has measured the loss allowance for a financial instrument at an amount equal to lifetime ECL in the previous reporting period, but determines at the current reporting date that the conditions for lifetime ECL are no longer met, the Group measures the loss allowance at an amount equal to 12-month ECL at the current reporting date.

Derecognition of financial assets

The Group derecognises a financial asset only when the contractual rights to the cash flows from the asset expire, or it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the Group neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Group recognises its retained interest in the asset and an associated liability for amounts it may have to pay. If the Group retains substantially all the risks and rewards of ownership of a transferred financial asset, the Group continues to recognise the financial asset and also recognises a collateralised borrowing for the proceeds received.

On derecognition of a financial asset measured at amortised cost, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognised in profit or loss.

Financial liabilities and equity instruments

Classification as debt or equity

Debt and equity instruments issued by the Group are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities. Equity instruments are recorded at the proceeds received, net of direct issue cost.

Repurchase of the company’s own equity instruments is recognised and deducted directly in equity. No gain or loss is recognised in profit or loss on the purchase, sale, issue or cancellation of the company’s own equity instruments.

Financial Liabilities

Trade and other payables

Trade and other payables are initially measured at fair value and subsequently measured at amortised cost, using the effective interest method, except for short-term balances when the effect of discounting is immaterial.

Bank Loans

Interest-bearing bank loans are initially measured at fair value and subsequently measured at amortised cost, using the effective interest method. Interest expense calculated using the effective interest method is recognised over the term of the borrowing in accordance with the company’s accounting policy for borrowing costs (see below).

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

2	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Foreign exchange gains and losses

For financial liabilities that are denominated in a foreign currency and are measured at amortised cost as at each reporting date, the foreign exchange gains and losses are determined based on the amortised cost of the instruments. These foreign exchange gains and losses are recognised in the “other operating income” (Note 30) and “other operating expenses” (Note 31) line items in profit or loss for financial liabilities that are not part of a designated hedging relationship.

The fair value of financial liabilities denominated in a foreign currency is determined in that foreign currency and translated at the spot rate at the end of the reporting period.

Derecognition of financial liabilities

The Group derecognises financial liabilities when, and only when, the Group’s obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognised and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognised in profit or loss.

Derivative financial instruments

The Group enters into freight forward agreements and bunker swaps to manage its exposure to freight rate and bunker prices respectively. Further details of derivative financial instruments are disclosed in Note 12.

Derivatives are initially recognised at fair value at the date the derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period. The resulting gain or loss is recognised in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship. Group designates the derivatives as hedges of highly probable forecast transactions or hedges of foreign currency risk of firm commitments (cash flow hedges).

A derivative with a positive fair value is recognised as a financial asset whereas a derivative with a negative fair value is recognised as a financial liability. Derivatives are not offset in the financial statements unless the Group has both legal right and intention to offset. A derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the instruments is more than 12 months and it is not expected to be realised or settled within 12 months. Other derivatives are presented as current assets or current liabilities.

Hedge accounting

The Group designates hedges of freight rate risk and bunker prices as cash flow hedges.

At the inception of the hedge relationship, the entity documents the relationship between the hedging instrument and hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Group documents whether the hedging instrument that is used in a hedging relationship is highly effective in offsetting changes in fair values or cash flows of the hedged item attributable to the hedged risk, which is when the hedging relationships meet all of the following hedge effectiveness requirements:

•	there is an economic relationship between the hedged item and the hedging instrument;
•	the effect of credit risk does not dominate the value changes that result from that economic relationship; and
•	the hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the Group actually hedges and the quantity of the hedging instrument that the entity actually uses to hedge that quantity of hedged item.

If a hedging relationship ceases to meet the hedge effectiveness requirement relating to the hedge ratio but the risk management objective for that designated hedging relationship remains the same, the Group adjusts the hedge ratio of the hedging relationship (i.e. rebalances the hedge) so that it meets the qualifying criteria again. The Group designates the full change in the fair value of a forward contract (i.e. including the forward elements) as the hedging instrument for all of its hedging relationships involving forward contracts.

Note 12 contains details of the fair values of the derivative instruments used for hedging purposes. Movements in the hedging reserve in equity are also detailed in the statements of profit or loss other comprehensive income (“OCI”).

Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in OCI and accumulated under the heading of Hedging Reserve, limited to the cumulative change in fair value of the hedged item from inception of the hedge. The gain or loss relating to the ineffective portion is recognised immediately in profit or loss as part of other operating expense or other operating income.

Amounts previously recognised in OCI and accumulated in equity are reclassified to profit or loss in the periods when the hedged item is recognised in profit or loss in the same line of the statement of profit or loss and other comprehensive income as the recognised hedged item. However, when the forecast transaction that is hedged, results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously accumulated in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability. This transfer does not affect other comprehensive income. Furthermore, if the Group expects that some or all of the loss accumulated in other comprehensive income will not be recovered in the future, that amount is immediately reclassified to profit or loss.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

2	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

The Group discontinues hedge accounting only when the hedging relationship (or a part thereof) ceases to meet the qualifying criteria (after rebalancing, if applicable). This includes instances when the hedging instrument expires or is sold, terminated or exercised. The discontinuation is accounted for prospectively. Any gain or loss recognised in other comprehensive income and accumulated in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in profit or loss. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognised immediately in profit or loss.

2.8	Offsetting Arrangements

Financial assets and financial liabilities are offset and the net amount presented in the statement of financial position when the Group has a legally enforceable right to set off the recognised amounts; and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously. A right to set-off must be available today rather than being contingent on a future event and must be exercisable by any of the counterparties, both in the normal course of business and in the event of default, insolvency or bankruptcy.

2.9	Inventories

Inventories are assets held for sale in the ordinary course of business, in the process of production for such sale or in the form of materials or supplies to be consumed in the production process or in the rendering of services. Inventories which include bunkers on board ships and other consumable stores are valued at the lower of cost and net realisable value. Net realisable value represents the estimated selling price for inventories less all estimated costs of completion and costs necessary to make the sale. Cost is determined on a first-in first-out basis. Spares on board ships are charged against income when issued to the ships.

When inventories are sold, the carrying amount is recognised as part of cost of sales. Any write-down of inventories to net realisable value and all losses of inventories or reversals of previous write-downs or losses are recognised in cost of sales in the period the write-down, loss or reversal occurs.

2.10	Ships, Property, Plant and Equipment

Ships, property, plant and equipment are stated at cost less accumulated depreciation and any accumulated impairment losses.

Depreciation is charged so as to write off the cost of assets other than property and ships under construction over their estimated useful lives, using the straight-line method, on the following bases:

Office equipment and furniture and fittings	-	3 years
Plant and equipment	-	3 to 5 years
Motor vehicles	-	5 years
Ships	-	15 years
Dry-docking	-	2.5 to 5 years

The estimated useful lives, residual values and depreciation method are reviewed at each year end, with the effect of any changes in estimate accounted for on a prospective basis.

Ships and properties in the course of construction for production, rental or administrative purposes, or for purposes not yet determined, are carried at cost, less any recognised impairment loss. Depreciation of these assets, on the same bases as other assets, commences when the assets are available for use.

Ships are measured at cost less accumulated depreciation and any accumulated impairment losses. Cost comprises acquisition cost and costs directly related to the acquisition up until the time when the asset is ready for use, including interest expense incurred during the period. The market average useful life of a ship is estimated to range from 25 to 30 years at which point it would usually be scrapped. The Group policy is to maintain a young fleet compared to the market average and estimates useful life as 15 years from date of delivery for new ships. Ships are depreciated on a straight-line basis to an estimated residual value over their useful life.

From time to time, the Group’s ships are required to be dry-docked for inspection and re-licensing at which time major repairs and maintenance that cannot be performed while the ships are in operation are generally performed. The Group capitalises the costs associated with dry-docking as they occur and amortises these costs on a straight-line basis over 2.5 to 5 years, which is generally the period until the next scheduled dry-docking.  A portion of the cost of acquiring a new ship is estimated and allocated to the components expected to be replaced or refurbished at the next scheduled dry-docking. If the ship is disposed before the next dry-docking, the carrying amount of dry-docking expenses is included in determining the gain or loss on disposal of the ship and taken to the profit or loss. If the period to the next dry-docking is shorter than expected, the unamortised balance of the deferred dry-docking cost is charged immediately as an expense before the next dry-docking.

Fully depreciated ships, property, plant and equipment still in use are retained in the financial statements.

Assets that are held for rental are initially classified as ships, property, plant and equipment. When these assets cease to be rented and a decision is made to sell these assets, the carrying amount is transferred to inventories. Upon sale of these assets, the sales value is recorded in gross revenue and the related carrying value of these assets (held as inventories) is recorded in cost of sales.

2.11	Intangible Assets

Intangible assets acquired in a business combination are identified and recognised separately from goodwill. The cost of such intangible assets is their fair value at the acquisition date. Subsequent to initial recognition, they are stated on the same basis as intangible assets acquired separately.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

2	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Intangible assets acquired separately are reported at cost less accumulated amortisation and accumulated impairment losses. Intangible assets with finite useful lives are amortised on a straight-line basis over their estimated useful lives.  The estimated useful life and amortisation method are reviewed at the end of each annual reporting period, with the effect of any changes in estimate being accounted for on a prospective basis. Intangible assets with indefinite useful lives are not amortised. Each period, the useful lives of such assets are reviewed to determine whether events and circumstances continue to support an indefinite useful life assessment for the asset, such events are tested for impairment in accordance with the policy below.

2.12	Impairment of Tangible and Intangible Assets Excluding Goodwill

At the end of each reporting period, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risk specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised immediately in profit or loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognised immediately in profit or loss.

Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment annually, and whenever there is indication that the asset may be impaired.

2.13	Goodwill

Goodwill arising in a business combination is recognised as an asset at the date that control is acquired (the acquisition date). Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the acquirer’s previously held equity interest (if any) in the entity over net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed.

If, after reassessment, the Group’s interest in the fair value of the acquiree’s identifiable net assets exceeds the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the acquirer’s previously held equity interest in the acquiree (if any), the excess is recognised immediately in profit or loss as a bargain purchase gain.

Goodwill is not amortised but is reviewed for impairment at least annually. For the purpose of impairment testing, goodwill is allocated to each of the Group’s cash-generating units expected to benefit from the synergies of the combination. Cash-generating units to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. An impairment loss recognised for goodwill is not reversed in a subsequent period.

On disposal of a subsidiary or the relevant cash generating unit, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

2.14	Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

The Group as lessor

Rental income from operating leases is recognised on a straight-line basis over the term of the relevant lease unless another systematic basis is more representative of the time pattern in which use benefit derived from the leased asset is diminished. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognised as an expense over the lease term on the same basis as the lease income.

The Group as lessee

Rentals payable under operating leases are charged to profit or loss on a straight-line basis over the term of the relevant lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed. Contingent rentals arising under operating leases are recognised as an expense in the year in which they are incurred.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

2	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

In the event that lease incentives are received to enter into operating leases, such incentives are recognised as a liability. The aggregate benefit of incentives is recognised as a reduction of rental expense on a straight-line basis, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

2.15	Interests in Joint Ventures

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.

The results and assets and liabilities of joint ventures are incorporated in these consolidated and combined financial statements using the equity method of accounting, except when the investment, or a portion thereof, is classified as held for sale, in which case it is accounted for in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. Under the equity method, an investment in a joint venture is initially recognised in the consolidated and combined statement of financial position at cost and adjusted thereafter to recognise the Group’s share of the profit or loss and other comprehensive income of the joint venture. When the Group’s share of losses of a joint venture exceeds the Group’s interest in that joint venture (which includes any long-term interests that, in substance, form part of the Group’s net investment in the joint venture), the Group discontinues recognising its share of further losses. Additional losses are recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the joint venture.

An investment in a joint venture is accounted for using the equity method from the date on which the investee becomes a joint venture. On acquisition of the investment in a joint venture, any excess of the cost of the investment over the Group’s share of the net fair value of the identifiable assets and liabilities of the investee is recognised as goodwill, which is included within the carrying amount of the investment. Any excess of the Group’s share of the net fair value of the identifiable assets and liabilities over the cost of the investment, after reassessment, is recognised immediately in profit or loss in the period in which the investment is acquired.

The requirements of IAS 36 Impairment of Assets applied to determine whether it is necessary to recognise any impairment loss with respect to the Group’s investment in a joint venture. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36 a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount, any impairment loss recognised forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognised in accordance with IAS 36 to the extent that the recoverable amount of the investment subsequently increases.

The Group discontinues the use of the equity method from the date when the investment ceases to be a joint venture, or when the investment is classified as held for sale. When the Group retains an interest in the former joint venture and the retained interest is a financial asset, the Group measures the retained interest at fair value at that date and the fair value is regarded as its fair value on initial recognition in accordance with IFRS 9 Financial Instruments. The difference between the carrying amount of the joint venture at the date the equity method was discontinued, and the fair value of any retained interest and any proceeds from disposing of a part interest in the joint venture is included in the determination of the gain or loss on disposal of the joint venture. In addition, the Group accounts for all amounts previously recognised in OCI in relation to that joint venture on the same basis as would be required if that joint venture had directly disposed of the related assets or liabilities. Therefore, if a gain or loss previously recognised in OCI by that joint venture would be reclassified to profit or loss on the disposal of the related assets or liabilities, the Group reclassifies the gain or loss from equity to profit or loss (as a reclassification adjustment) when the equity method is discontinued.

The Group continues to use the equity method when the investment in a joint venture becomes an investment in an associate. There is no remeasurement to fair value upon such changes in ownership interests.

When the Group reduces its ownership interest in a joint venture but the Group continues to use the equity method, the Group reclassifies to profit or loss, the proportion of the gain or loss that had previously been recognised in OCI relating to that reduction in ownership interest if that gain or loss would be reclassified to profit or loss on the disposal of the related assets or liabilities.

When a Group entity transacts with a joint venture of the Group, profits and losses resulting from the transactions with the joint venture are recognised in the Group’s consolidated and combined financial statements only to the extent of interests in the joint venture that are not related to the Group.

2.16	Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that the Group will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognised as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

Onerous contracts

Present obligations arising under onerous contracts are recognised and measured as a provision. An onerous contract is considered to exist where the Group has a contract under which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

2	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

2.17	Non-current assets and disposal groups held for sale

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell. Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

When the Group is committed to a sale plan involving loss of control of a subsidiary, all of the assets and liabilities of that subsidiary are classified as held for sale when the criteria described above are met, regardless of whether the Group will retain a non-controlling interest in its former subsidiary after the sale. Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.

2.18	Revenue recognition and voyage expenses

Before 1 January 2018

Revenue represents the gross inflow of economic benefits during the period arising in the course of the ordinary activities when those inflows result in increases in equity, other than increases relating to contributions from equity participants. Included in revenue are freight, charter hire, sale of ships, bunker and consumables related to the ship sales and management fee income.

Revenue is measured at the fair value of the consideration received or receivable. Revenue is reduced for estimated customer returns, rebates and other similar allowances.

Charter hire is recognised on a daily accrual basis. Freight revenue is recognised on completion of the voyage and for uncompleted voyages at year-end on the percentage of completion basis. Results of uncompleted voyages are included based on the estimated voyage result and the voyage time elapsed. Anticipated losses for contracts arising on uncompleted voyages are provided in full.

Sales of ships, bunkers and consumables are recognised when all the following conditions are satisfied:

•	The Group has transferred to the buyer the significant risks and rewards of ownership of the goods;
•	The Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;
•	The amount of revenue can be measured reliably;
•	It is probable that the economic benefits associated with the transaction will flow to the entity; and
•	The costs incurred or to be incurred in respect of the transaction can be measured reliably.

Management fee income is recognised on accrual basis over the period of services rendered.

From 1 January 2018

Vessel revenue

The primary source of revenue for the Group is vessel revenue; comprising of charter hire of ships and freight revenue.

Charter hire - The Group earns hire revenue by placing its vessels on time charter, bareboat charter and in pool arrangements. The performance obligations within pool and time-charter contracts include the bareboat charter and the operation of the vessel. Hire revenue is recognised over time as the Group satisfies its obligation based on time elapsed between the delivery of a vessel to a charterer and the redelivery of a vessel from the charterer.

For time and bareboat charter contracts, hire is typically invoiced bi-monthly or monthly in advance and hire revenue is accrued based on the daily hire rates. Pool income is accrued monthly based on monthly pool results, index and participation days. The pool index is variable and dependent on the participating vessels within the pool. Other variable hire components of the contract, such as off-hire and speed claims, are recognised only to the extent that it is highly probable that a significant reversal will not occur when the uncertainty is subsequently resolved. In a small number of charters, the Group may earn profit share consideration, which occurs when actual spot rates earned by the vessel exceed certain thresholds for a period of time.

Freight revenue – The Group recognises freight revenue for each specific voyage which is usually priced on a current or “spot” market rate and then adjusted for predetermined criteria. The performance obligations for freight revenue commence from the time the ship is ready at the load port until the cargo has been delivered at the discharge port. The revenue will be recognised over the duration of the voyage between the two points, as measured using the time that has elapsed from commencement of performance at the load port. Management assesses the stage of completion as determined by the proportion of the total time expected for the voyage that has elapsed at the end of the reporting period as an appropriate measure of progress towards complete satisfaction of these performance obligations and the revenue is recognised in accordance with the calculated stage of completion. The duration of a single voyage will typically be less than three months. Demurrage and despatch are considered at contract inception and estimates are updated throughout the contract period. The consideration for demurrage and despatch will be recognised in the period within which such consideration was incurred. A contract asset is recognised over the period in which the freight services are performed representing the entity’s right to consideration for the services performed as at the end of the reporting period.

Sale of ships, bunkers and consumables

The Group generates revenue from the sale of ships, bunkers and consumables. Revenue is recognised when control of the ships, bunkers and consumables have been delivered to the buyer. The Group only has the right to the consideration at the point of transfer of the asset.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

2	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Management fees

The Group also generates revenue from the management and operation of vessels owned by third parties and by equity-accounted investees as well as providing corporate management services to such entities. The performance obligations within these contracts will typically consist of crewing, technical management, insurance and potentially commercial management. The performance obligations are satisfied concurrently and consecutively rendered over the duration of the management contract, as measured using the time that has elapsed from commencement of performance. Consideration for such contracts will generally consist of a fixed monthly management fee, plus the reimbursement of crewing and other costs for vessels being managed. Management fees are typically invoiced monthly.

Voyage expenses

Voyage expenses that relate directly to a contract include charter hire expenses, fuel expenses and port expenses. Before 1 January 2018, voyage expenses were expensed based on percentage of completion derived from voyage time elapsed. From 1 January 2018, contract costs are deferred and amortised over the course of the voyage on a percentage completion basis that is consistent with the revenue recognition under IFRS 15. This percentage of completion is derived from time elapsed between the tender of readiness to load a cargo or delivery of a vessel to a charterer, and the completion of discharging a cargo or redelivery of a vessel from a charterer. Contract costs are deferred only if they represent incremental costs of obtaining a contract or fulfilment costs that (i) relate directly a contract or to an anticipated contract, (ii) generate or enhance resources to be used in meeting obligations under the contract and (iii) are expected to be recovered.

2.19	Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalisation.

All other borrowing costs are recognised in profit or loss in the period in which they are incurred.

2.20	Share-Based Payments

Equity-settled share options – Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date. The fair value excludes the effect of non-market-based vesting conditions. Details regarding the determination of the fair value of equity-settled share-based transactions are set out in Note 27.

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group’s estimate of the number of equity instruments that will eventually vest. At each reporting date, the Group revises its estimate of the number of equity instruments expected to vest as a result of the effect of non-market-based vesting conditions. The impact of the revision of the original estimates, if any, is recognised in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to reserves.

2.21	Retirement Benefit Costs

Payments to defined contribution retirement benefit plans are charged as an expense when employees have rendered the services entitling them to the contributions. Payments made to state-managed retirement benefit schemes, such as the Singapore Central Provident Fund, and South African defined contribution provident funds, are dealt with as payments to defined contribution plans where the Group’s obligations under the plans are equivalent to those arising in a defined contribution retirement benefit plan.

For defined benefit retirement benefit plans, the cost of providing benefits is determined using the projected unit credit method, with actuarial valuations being carried out at the end of each annual reporting period.

Remeasurement, comprising actuarial gains and losses, the effect of the changes to the asset ceiling (if applicable) and the return on plan assets (excluding interest), is reflected immediately in the statement of financial position with a charge or credit recognised in other comprehensive income in the period in which they occur. Remeasurement recognised in other comprehensive income is reflected immediately in retained earnings and will not be reclassified to profit or loss. Past service cost is recognised in profit or loss in the period of a plan amendment. Net interest is calculated by applying the discount rate at the beginning of the period to the net defined benefit liability or asset.

Defined benefit costs are categorised as follows:

•	service cost (including current service cost, past service cost, as well as gains and losses on curtailments and settlements);
•	net interest expense or income; and
•	remeasurement.

The Group presents the first two components of defined benefit costs in profit or loss in the line item ‘Administrative expense’. Curtailment gains and losses are accounted for as past service costs.

The retirement benefit obligation recognised in the consolidated and combined statement of financial position represents the actual deficit or surplus in the Group’s defined benefit plans. Any surplus resulting from this calculation is limited to the present value of any economic benefits available in the form of refunds from the plans or reductions in future contributions to the plans.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

2	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

A liability for a termination benefit is recognised at the earlier of when the entity can no longer withdraw the offer of the termination benefit and when the entity recognises any related restructuring costs.

2.22	Employee Leave Entitlement

Employee entitlements to annual leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the end of the reporting period.

2.23	Income Tax

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in statement of profit or loss and other comprehensive income because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are not taxable or tax deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted in countries where the company and subsidiaries operate by the end of the reporting period.

Deferred tax is recognised on the differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit.  Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised on taxable temporary differences arising on investments in subsidiaries and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognised to the extent that it is probable that there will be sufficient taxable profits against which to utilise the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the year when the liability is settled or the asset realised based on the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

Current and deferred tax are recognised as an expense or income in profit or loss, except when they relate to items credited or debited outside profit or loss (either in other comprehensive income or directly in equity), in which case the tax is also recognised outside profit or loss (either in other comprehensive income or directly in equity, respectively), or where they arise from the initial accounting for a business combination. In the case of a business combination, the tax effect is taken into account in calculating goodwill or determining the excess of the acquirer’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities over cost.

2.24	Foreign Currency Transactions and Translation

The individual financial statements of each Group entity are measured and presented in the currency of the primary economic environment in which the entity operates (its functional currency which is either United States dollars or South African Rands). The consolidated and combined financial statements of the Group are presented in United States Dollars.

In preparing the financial statements of the individual entities, transactions in currencies other than the entity’s functional currency are recorded at the rates of exchange prevailing on the date of the transaction. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the end of the reporting period. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the date when the fair value was determined.  Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on retranslation of monetary items are included in profit or loss for the year. Exchange differences arising on the retranslation of non-monetary items carried at fair value are included in profit or loss for the year except for differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognised directly in OCI. For such non-monetary items, any exchange component of that gain or loss is also recognised directly in OCI.

Exchange differences on foreign currency borrowings relating to assets under construction for future productive use, are included in the cost of those assets when they are regarded as an adjustment to interest costs on those foreign currency borrowings.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

2	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

For the purpose of presenting consolidated and combined financial statements, the assets and liabilities of the Group’s foreign operations (including comparatives) are expressed in United States Dollars using exchange rates prevailing at the end of the reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange differences arising, if any, are recognised in OCI and accumulated in a separate component of equity under the header of translation reserve.

On the disposal of a foreign operation (i.e. a disposal of the Group’s entire interest in a foreign operation, or a disposal involving loss of control over a subsidiary that includes a foreign operation, loss of joint control over a jointly controlled entity that includes a foreign operation, or loss of significant influence over an associate that includes a foreign operation), all of the accumulated exchange differences in respect of that operation attributable to the Group are reclassified to profit or loss. Any exchange differences that have previously been attributed to non-controlling interests are derecognised, but they are not reclassified to profit or loss.

In the case of a partial disposal (i.e. no loss of control) of a subsidiary that includes a foreign operation, the proportionate share of accumulated exchange differences are re-attributed to non-controlling interests and are not recognised in profit or loss. For all other partial disposals (i.e. of associates or jointly controlled entities not involving a change of accounting basis), the proportionate share of the accumulated exchange differences is reclassified to profit or loss.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the rate of exchange prevailing at the end of each reporting period. Exchange differences arising are recognised in OCI.

2.25	Cash and Cash Equivalents in the Statement of Cash Flows

Cash and cash equivalents in the statement of cash flows are comprised of cash on hand and demand deposits that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value.

2.26	Financial Guarantee Contracts

Financial guarantee contracts are accounted for in terms of IFRS 4 Insurance Contracts and are measured initially at cost and thereafter, in accordance with IAS 37 Provisions, contingent liabilities and contingent assets.

3	CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

In the application of the Group’s accounting policies, which are described in Note 2, management is required to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

(i)	Critical judgements in applying the Group’s accounting policies

The following are the critical judgements, apart from those involving estimations (see below), that management has made in the process of applying the Group’s accounting policies and that have the most significant effect on the amounts recognised in the financial statements.

Classification of certain investments as a joint venture

Note 16 describes that Tri-view Shipping Pte Ltd, Island Bulk Carriers Pte. Ltd. and IVS Bulk Pte. Ltd. as joint ventures of the Group even though the Group has 51%, 65% and 33.5% of ownership interest and voting rights in these entities respectively. Management has assessed that the interests in these entities would be considered as joint ventures given that the contractual agreement between the parties in undertaking the economic activities of these entities would be subject to joint control.  Joint control is the contractually agreed sharing of control over an economic activity, and exists only when the strategic financial and operating decisions relating to the activity require the unanimous consent of all the parties sharing control.

Ships classified as inventories

The Group regularly engaged in trading of ships. When a ship ceased to be rented and a decision is made for the ship to be sold, the ship would be classified as inventories (Note 13). The proceeds from the sale of such assets shall be recognised as revenue in accordance with IFRS 15 Revenue from Contracts with Customers. The corresponding cost shall be accounted for as cost of sales.

(ii)	Key sources of estimation uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are disclosed below.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

3	CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY (cont’d)

Calculation of loss allowance on trade receivables and amount due from related parties and loans to joint ventures

When measuring expected credit loss in relation to the trade receivables and amount due from related parties and loans to joint ventures, the Group uses reasonable and supportable forward-looking information, which is based on assumptions for the future movement of different economic drivers and how these drivers will affect each other. Loss given default is an estimate of the loss arising on default. It is based on the difference between the contractual cash flows due and those that the lender would expect to receive, taking into account cash flows from collateral and integral credit enhancements. Probability of default constitutes a key input in measuring ECL. Probability of default is an estimate of the likelihood of default over a given time horizon, the calculation of which includes historical data, assumptions and expectations of future conditions. Details of the loss allowance on trade receivables and amount due from related parties and loans to joint ventures are provided in Note 7, 10 and 11.

Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the entity to estimate the future cash flows expected to arise from the cash-generating unit (based on past performance and management’s expectations of the market developments) and a suitable discount rate in order to calculate present value. The carrying amount of goodwill at the end of the reporting period was $7,351,000 (2017: $8,419,000) after an impairment of $Nil (2017: $8,483,000) was recognised during the financial year. Details of the impairment loss calculation are provided in Note 18.

Impairment of interest in joint ventures

The recoverable amount of the investments has been determined based on the estimated net asset value of the joint ventures which approximates their fair value less cost to sell.

The carrying amounts of interest in joint ventures are disclosed in Note 16.

Percentage of completion of voyages recognised as revenue

The stage of completion of a voyage is determined by calculating the total number of actual days from the loading of the cargo at the commencement of a voyage to the period end, divided by the total estimated number of days from loading to discharging the cargo.

The duration of a voyage depends on the size of the ship being loaded, cargo type and quantity, ship speed as well as delays occasioned by weather or due congestion at load or discharge ports.

Ship life, residual value and impairment

In the shipping industry, the use of the 25 to 30 year ship life has become the prevailing standard for the type of ship owned by the Group. However, management depreciates the ships on a straight-line basis after deduction for residual values over the ship’s estimated useful life of 15 years, from the date the ship was originally delivered from the shipyard as the Group maintains a young fleet compared to the market average and generally aims to replace ships that are 15 years or older. As a result, ships are depreciated over 15 years to the expected residual market value of a ship of a similar age and specification. Management reassesses the depreciation period of ships that surpass this limit with special consideration of the ships and the purpose for which the ship was retained in the fleet.

Residual values of the ships are reassessed by management at the end of each reporting period based on the current shipping markets, the movement of the markets over the previous five years and the age, specification and condition of the respective ships.

Considerations for useful life of the ships also include maintenance and repair cost, technical or commercial obsolescence and legal or similar limits to the use of ships.

Management also reviews the ships for impairment whenever there is an indication that the carrying amount of the ships may not be recoverable. Management measures the recoverability of an asset by comparing its carrying amount against its recoverable amount. Recoverable amount is the higher of the fair value less cost to sell and value in use. If the ship is considered to be impaired, an impairment loss is recognised to an amount to the excess of the carrying value of the asset over its recoverable amount.

Value in use is the future cash flows that the ships are expected to generate from charter hire of the ships and the expected running costs thereof over their remaining useful lives, with a cash inflow in the final year equal to the residual value of the ships. Management determined the value-in-use based on past performance of the ships and their expectations of the market development. The future cash flows are determined based on the combination of the following assumptions:

1)	Forecast earnings are based on internal estimates having considered: fixed future earnings from existing COAs and charter contracts, allowing for dry dock and commercial off hire days, internal forecasts, as well as third party information and historical earnings averages.

2)	Pre-tax discount rate of 8.33% (2017: 7.55%) rate is used to discount future cash flows from deployment of the ships to their net present values.

3)	Vessel operating expenses and drydock costs are based on management’s best estimates.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

3	CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY (cont’d)

As at 31 December 2018, and 2017, a possible change to the following estimate used in management’s assessment will result in the recoverable amount to be below the total carrying amount of the ships (on the basis that each of the other key assumptions remain unchanged):

Drybulk Carriers

•	13.3% to 37.8% decrease to the charter rate (2017: 16.54% to 37.45% decrease to the charter rate); or

•	12.3% to 81.8% increase to the discount rate (2017: 10.59% to 37.38% increase to the discount rate).

Tankers

•	0.6% to 33.9% decrease to the charter rate (2017: 1.67% to 55.56% decrease to the charter rate); or

•	0.8% to 22.4% increase to the discount rate (2017: 2.32% to 20.53% increase to the discount rate).

Based on the key assumptions and taking into account the sensitivity analysis above, management has determined that the estimated recoverable amount of the ships are appropriate. Accordingly, there was no allowance for impairment loss recognised during the year (2017: US$16,503,000).

The recoverable amounts of ships classified as inventories were determined based on fair value less cost of disposal, which were determined based on the market comparable approach that reflects recent transaction prices for similar ships, with similar age and specifications. In valuing the ships, the appraisers have taken into consideration the prevailing market conditions and have made adjustments for differences where necessary before arriving at the most appropriate value for the ships. The carrying amounts of the ships are disclosed in Note 14.

Tax liabilities

The Group acquired a wholly-owned subsidiary, Unicorn Tankers International Ltd (“UTI”), in 2013. UTI and its subsidiary are tax residents in United Kingdom (“UK”). In recent years, the UK tax authorities have revised their interpretations of certain areas of tonnage tax legislation. If certain legislation is interpreted in an alternative manner, additional taxation of up to US$5,657,000 (2017: US$5,657,000) could arise. A tax provision of US$2,400,000 (2017: US$2,400,000) has been provided.

In 2013, there were queries raised by the UK tax authorities on a subsidiary of UTI. At the date of authorisation of these financial statements, the inquiries by the UK tax authorities are still ongoing. Management is of the opinion that UTI and its subsidiary had complied with the tax legislation and does not expect any additional taxation will arise out of the queries raised by the UK tax authorities.

4	FINANCIAL INSTRUMENTS, FINANCIAL RISKS AND CAPITAL MANAGEMENT

(i)	Categories of financial instruments

	2018	2017
	US$’000	US$’000
Financial assets
Derivative instruments designated in hedge accounting relationships	-	123
Financial assets at amortised cost (2017: Loans and receivables)	112,855	163,600
Less: Transferred to asset of disposal group classified as held for sale (Note 39)	-	(35,500)
	112,855	128,100
	112,855	128,223

Financial liabilities
Derivative instruments designated in hedge accounting relationships	867	138
Financial liabilities at amortised cost	143,339	171,117
Less: Transferred to asset of disposal group classified as held for sale (Note 39)	-	(16,975)
	143,339	154,142
	144,206	154,280

(ii)	Financial risk management policies and objectives

The management of the Group monitors and manages the financial risks relating to the operations of the Group to ensure appropriate measures are implemented in a timely and effective manner. These risks include market risk (foreign currency risk, interest rate risk), credit risk and liquidity risk.

The Group does not hold or issue derivative financial instruments for speculative purpose.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

4	FINANCIAL INSTRUMENTS, FINANCIAL RISKS AND CAPITAL MANAGEMENT (cont’d)

There has been no change to the Group’s exposure to these financial risks or the manner in which it manages and measures the risk. Market risk exposures are measured using sensitivity analysis indicated below.

(a)	Credit risk management

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Group. As at 31 December 2018, the Group’s maximum exposure to credit risk without taking into account any collateral held or other credit enhancements, which will cause a financial loss to the Group due to failure to discharge an obligation by the counterparties and financial guarantees provided by the Group arises from:

•	the carrying amount of the respective recognised financial assets as stated in the consolidated statement of financial position; and
•	the maximum amount the Group would have to pay if the financial guarantee is called upon, irrespective of the likelihood of the guarantee being exercised as disclosed in Note 4(d).

In order to minimise credit risk, the Group has categorised exposures according to their degree of risk of default. The Group uses its own trading records to rate its major customers and other debtors. The Group’s exposure and the credit ratings of its counterparties are continuously monitored and the aggregate value of transactions concluded is spread amongst approved counterparties.

The Group’s current credit risk grading framework comprises the following categories:

Category	Description	Basis for recognising expected credit losses (ECL)
Performing	The counterparty has a low risk of default and does not have any past-due amounts.	12-month ECL
Doubtful	Amount is >90 days past due or there has been a significant increase in credit risk since initial recognition.	Lifetime ECL – not credit-impaired
In default	Amount is >120 days past due or there is evidence indicating the asset is credit-impaired.	Lifetime ECL – credit-impaired
Write-off	There is evidence indicating that the debtor is in severe financial difficulty and the Group has no realistic prospect of recovery.	Amount is written off

The tables below detail the credit quality of the Group’s financial assets and other items, as well as maximum exposure to credit risk by credit risk rating grades:

	Note	Internal credit rating	12-month or lifetime ECL	Gross carrying amount	Loss allowance	Net carrying amount
				US$’000	US$’000	US$’000
31 December 2018

Trade receivables	7	(i)	Lifetime ECL (Simplified approach)	12,034	-	12,034
Contract assets	8	(i)	Lifetime ECL (Simplified approach)	1,959	-	1,959
Other receivables	9	Performing	12-month ECL	16,239	-	16,239
Due from related parties	10	Performing	12-month ECL	13,516	-	13,516
Loans to joint ventures	11	Doubtful	Lifetime ECL	25,483	1,680	23,803
				69,231	1,680	67,551

(i) For trade receivables and contract assets, the Group has applied the simplified approach in IFRS 9 to measure the loss allowance at lifetime ECL. The Group determines the expected credit losses on these items by using a provision matrix, estimated based on historical credit loss experience based on the past due status of the debtors, adjusted as appropriate to reflect current conditions and estimates of future economic conditions. Accordingly, the credit risk profile of these assets is presented based on their past due status in terms of the provision matrix.

Further details on the loss allowance are disclosed in the respective notes.

In order to minimise credit risk, the Group has adopted a policy of only dealing with creditworthy counterparties and obtaining sufficient collateral, where appropriate, as a means of mitigating the risk of financial loss from defaults. The Group uses its own trading records to rate its major customers. The Group’s exposure and the credit ratings of its counterparties are continuously monitored and the aggregate value of transactions concluded is spread amongst approved counterparties.

Before accepting any new customer, the Group assesses the potential customer’s credit quality and defines credit limits by customer. There are ongoing reviews on the limits attributed to customers.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

4	FINANCIAL INSTRUMENTS, FINANCIAL RISKS AND CAPITAL MANAGEMENT (cont’d)

Credit approvals and other monitoring procedures are also in place to ensure that follow-up action is taken to recover overdue debts. Furthermore, the Group reviews the recoverable amount of each trade debt on an individual basis at the end of the reporting period to ensure that adequate loss allowance is made for irrecoverable amounts. In this regard, management considers that the Group’s credit risk is significantly reduced.

Trade receivables consist of a large number of customers, spread across diverse geographical areas. Ongoing credit evaluation is performed on the financial condition of accounts receivable.

At the end of the reporting period, other than amounts due from related parties and joint ventures, the Group does not have significant credit risk exposure to any single counterparty or any Group of counterparties having similar characteristics. The Group defines counterparties as having similar characteristics if they are related entities. The concentration of credit risk is limited due to the fact that the customer base is large and unrelated.

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are third parties and banks with high internal and external credit ratings. In addition, the Group is exposed to credit risk in relation to financial guarantees given to banks. The Group’s maximum exposure in this respect is the maximum amount the Group could have to pay if the guarantee is called on.

(b)	Interest rate risk management

The Group is exposed to interest rate risk through the impact of bank loans and loans granted from/to related parties at variable interest rates. The Group monitors its exposure to fluctuating interest rates and generally enters into contracts that are linked to market rates relative to the currency of the asset or liability.

Interest rate sensitivity

The sensitivity analyses below have been determined based on the exposure to interest rates for both derivatives and non-derivative instruments at the end of the reporting period and the stipulated change taking place at the beginning of the financial year and held constant throughout the reporting period in the case of instruments that have floating rates.  A 50 basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

If interest rates had been 50 basis points higher or lower and all other variables were held constant, the Group’s loss for the year ended 31 December 2018 would increase/decrease by US$603,000 (2017: increase/decrease by US$470,000 and 2016: increase/decrease by US$634,000).  This is mainly attributable to the Group’s exposure to interest rates on its variable rate bank loans and loans from/to related parties.

(c)	Foreign currency exchange risk management

The Group’s main operational activities are carried out in United States dollars and South African rands, which is the functional currency of the respective financial statements of each Group entity.  The risk arising from movements in foreign exchange rates is limited as the Group has minimal transactions in foreign currencies which mainly relates to administrative expenses in Singapore dollars, loans to joint ventures in Japanese yen and amounts due to related companies in South African rands and Great Britain pounds as well as bank balances in South African rands.

The Group has access to a foreign exchange facility which enables it to enter into forward foreign exchange contracts. Management reviews and monitors currency risk exposure and determines whether any hedging is considered necessary.

The objective of the foreign exchange exposure management policy is to ensure that all foreign exchange exposures are identified as early as possible and that the identified exposures are actively managed to reduce risk. All exposures are to reflect the underlying foreign currency commitments arising from trade and/or foreign currency finance. Under no circumstances are speculative positions, not supported by normal trade flows, permitted.

At the end of the reporting period, the significant carrying amounts of monetary liabilities and monetary assets denominated in currencies other than the respective Group entities’ functional currencies are as follows:

	Liabilities		Assets
	2018	2017	2018	2017
	US$’000	US$’000	US$’000	US$’000

United States dollars	(1,660)	(186)	4,941	2,093
South African rands	(22,909)	(19,268)	7,894	119
Japanese yen	(6,976)	(11)	765	11,132

Foreign currency sensitivity

The following table details the sensitivity to a 10% increase and decrease in the relevant foreign currencies against the functional currency of each Group entity.  10% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the possible change in foreign exchange rates.  The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the period end for a 10% change in foreign currency rates.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

4	FINANCIAL INSTRUMENTS, FINANCIAL RISKS AND CAPITAL MANAGEMENT (cont’d)

If the relevant foreign currency strengthens by 10% against the functional currency of the entity, profit or loss will increase/(decrease) by:

	Impact on profit or loss
	2018	2017
	US$’000	US$’000

United States dollars	328	191
South African rands	(1,502)	(1,915)
Japanese yen	(621)	1,112

If the relevant foreign currency weakens by 10% against the functional currency of the entity, profit or loss will increase/(decrease) by:

	Impact on profit or loss
	2018	2017
	US$’000	US$’000

United States dollars	(328)	(191)
South African rands	1,502	1,915
Japanese yen	621	(1,112)

(d)	Liquidity risk management

Liquidity risk refers to the risk that the Group is unable to pay its creditors due to insufficient funds.  The Group maintains and monitors a level of cash deemed adequate by management at all times to finance its obligations as and when they fall due.

The Group manages liquidity risk by monitoring forecast cash flows and ensuring that adequate borrowing facilities are maintained. The management may from time to time at their discretion raise or borrow monies for the purposes of the Group as they deem fit.

Non-derivative financial liabilities

The following tables detail the remaining contractual maturity for non-derivative financial liabilities.  The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay. The table includes both interest and principal cash flows. The adjustment column represents the possible future cash flows attributable to the instrument included in the maturity analysis which is not included in the carrying amount of the financial liability on the consolidated and combined statements of financial position.

	Weighted average effective interest rate	On demand or within 1 year	Within 2 to 5 years	After 5 years	Adjustment	Total
	% p.a.	US$’000	US$’000	US$’000	US$’000	US$’000
Group

2018
Non-interest bearing	-	28,480	403	-	-	28,883
Variable interest rate instruments	5.30	23,295	108,057	-	(16,896)	114,456
		51,775	108,460	-	(16,896)	143,339

2017
Non-interest bearing	-	38,854	6,534	-	-	45,388
Variable interest rate instruments	3.83	90,128	23,035	-	(4,409)	108,754
		128,982	29,569	-	(4,409)	154,142

The maximum amount that the Group could be forced to settle under the financial guarantee if the full guaranteed amount is claimed by the counterparty to the guarantee is disclosed in Note 37. The Group considers that it is more than likely that no amount will be payable under the arrangement.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

4	FINANCIAL INSTRUMENTS, FINANCIAL RISKS AND CAPITAL MANAGEMENT (cont’d)

Derivative financial instruments

The following table details the liquidity analysis for derivative financial instruments.  The table has been drawn up based on the undiscounted gross inflows and (outflows) on those derivatives that require gross settlement.  When the amount payable or receivable is not fixed, the amount disclosed has been determined by reference to the projected interest rates as illustrated by the yield curves existing at the end of reporting period.

	On demand or within 1 year	Within 2 to 5 years	Adjustment	Total
	US$’000	US$’000	US$’000	US$’000
Group

2018
Gross settled:
Bunker swaps
Gross outflow	(867)	-	-	(867)

2017
Gross settled:
Forward freight agreements
Gross inflow	17	-	-	17
Gross outflow	(138)	-	-	(138)
	(121)	-	-	(121)
Bunker swaps
Gross inflow	106	-	-	106

	(15)	-	-	(15)

(e)	Shipping market price risk management

The Group is exposed to the fluctuations in market conditions in the shipping industry which in turn affects the Group’s profitability.  Management continually assess shipping markets using their experience and detailed research.  Risks are managed by fixing tonnage on longer term time charters, contracts of affreightment and entering into forward freight agreements.  The carrying amount of the derivative financial instruments is disclosed in Note 12.

Shipping market price sensitivity

The sensitivity analyses below have been determined based on the exposure to shipping market price risk at the end of the reporting period.

In respect of derivative financial instruments, if the shipping market prices had been 10% higher/lower while other variables were held constant:

•	loss for the year ended 31 December 2018 would decrease/increase by US$Nil (2017: decrease/increase by US$Nil and 2016: decrease/increase by US$Nil); and

•	hedging reserve would decrease/increase by US$Nil (2017: increase/decrease by US$316,000 and 2016: increase/decrease by US$70,000).

(f)	Commodity price risk management

The Group uses bunker swaps to manage exposure to commodity price risk where the positions are not naturally economically hedged through the combination of holding inventory, forward sales contracts and forward purchase contracts. Management continually assess commodity price through their experience and detailed research. The carrying amount of the derivative financial instruments is disclosed in Note 12.

Commodity price sensitivity

The sensitivity analyses below have been determined based on the exposure to commodity price risk at the end of the reporting period.

In respect of derivative financial instruments, if the commodity prices had been 10% higher/lower while other variables were held constant:

•	loss for the year ended 31 December 2018 would decrease/increase by US$Nil (2017: decrease/increase by US$Nil and 2016: decrease/increase by US$128,000).

•	hedging reserve would decrease/increase by US$355,000 (2017: decrease/increase by US$128,000 and 2016: decrease/increase by US$280,000).

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

4	FINANCIAL INSTRUMENTS, FINANCIAL RISKS AND CAPITAL MANAGEMENT (cont’d)

(g)	Fair value measurement of financial assets and financial liabilities

The carrying amounts of cash and cash equivalents, trade and other current receivables and payables, and other liabilities approximate their respective fair values due to the relatively short-term maturity of these financial instruments.  The fair values of other classes of financial assets and liabilities are disclosed in the respective notes to financial statements.

Financial instruments measured at fair value on a recurring basis

	2018	2017
	US$’000	US$’000
Financial Assets
Forward freight agreements	-	17
Bunker swaps	-	106

Financial Liabilities
Forward freight agreements	-	138
Bunker swaps	867	-

All the financial instruments relate to the forward freight agreements and bunker swap agreements and have been classified as Level 2 financial instruments, which indicates that the fair value of the instruments were determined based on discounted cash flow with reference to observable inputs for equivalent instruments, discounted at a rate that reflects the credit risk of various counterparties.  Further details are disclosed in Note 12.

There were no transfers between Level 1 and 2 in the period.

Fair Value of Financial Instruments

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2 - inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)

Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs)

Level 2 and 3 fair values were determined by applying either a combination of, or one of the following valuation techniques:

•	market related interest rate yield curves to discount expected future cash flows; and/or
•	projected unit method; and/or
•	market value, and/or
•	the net asset value of the underlying investments; and/or
•	a price earnings multiple or a discounted projected income/present value approach

The fair value measurement for income approach valuation is based on significant inputs that are not observable in the market. Key inputs used in the valuation include discount rates and future profit assumptions based on historical performance but adjusted for expected growth. Management reassess the earnings or yield multiples at least annually based on their assessment of the macro- and micro-economic environment.

	Level 1	Level 2	Level 3	Total
	US$’000	US$’000	US$’000	US$’000
2018

Financial liabilities
Derivative financial instruments	-	867	-	867

2017
Financial assets
Derivative financial instruments	-	123	-	123

Financial liabilities
Derivative financial instruments	-	138	-	138

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

4	FINANCIAL INSTRUMENTS, FINANCIAL RISKS AND CAPITAL MANAGEMENT (cont’d)

(iii)	Capital management policies and objectives

The Group manages its capital to ensure that the Group will be able to continue as a going concern while maximising the return to stakeholders through the optimisation of the debt to equity balance.  The capital structure of the Group consists of debt and equity, which is comprised of share capital and reserves.

The Group also reviews the capital structure on a semi-annual basis. As a part of this review, the management considers the cost of capital and the risks associated with each class of capital. Management also ensures that the Group maintains gearing ratios within a set range to comply with the loan covenants imposed by a bank.

The Group’s overall strategy remains unchanged from the prior year.

5	RELATED PARTIES TRANSACTIONS

Transactions between the Group and Grindrod Limited group of companies prior to the Spin-Off (Note 1) are disclosed as transactions with related parties under Group companies below. With effective from 18 June 2018, arising from the Spin-Off, Grindrod Limited group of companies no longer meet the definition of related parties and hence balances and transactions after this date are not disclosed as balances and transactions with related parties.

Many of the Group’s transactions and arrangements are with related parties and the effect of these on the basis determined between the parties is reflected in these financial statements. The balances are unsecured, interest-free and repayable on demand unless otherwise stated.

During the year, Group entities entered into the following transactions with related parties:

(i)	Group companies

	2018	2017	2016
	US$’000	US$’000	US$’000

Freight revenue from related parties	-	939	1,017
Fuel and port expenses to related parties	(18,910)	(55,895)	(46,477)
Bunker swaps from related companies	111	182	-
Guarantee fees from related parties	-	325	486
Guarantee fees to related parties	(54)	(451)	(514)
Interest expense on loans from related parties	-	(629)	(312)
Interest income on amounts due from related parties	-	1,199	909
Management fees to related parties	(1,135)	(3,495)	(2,956)
Net gain on disposal of businesses	3,255	-	-
Overhead recovery from/ (to) related party (included in administrative expenses)	134	(202)	(967)
Dividend paid to related party	-	(1,674)	-
Other expenses to related parties	(187)	(1,268)	(2,216)

(ii)	Joint ventures

	2018	2017	2016
	US$’000	US$’000	US$’000

Interest income	2,573	4,346	2,728
Technical management fee income	1,625	1,625	1,427
Agency Fees from joint ventures	574	618	317
Charter hire and other related revenue	13,445	4,376	3,624
Charter hire and other related expenses	(52,050)	(50,741)	(33,643)
Payments on behalf of a joint venture	(1,217)	(585)	(2)
Purchase of ship from joint venture	10,250	-	-
Management fee income	217	350	350

Refer to Note 37 for information on the guarantees provided by the Group for loans within joint venture structures.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

5	RELATED PARTIES TRANSACTIONS (cont’d)

(iii)	Compensation of directors and key management personnel

The remuneration of the directors and other members of key management is set out below in aggregate for each of the categories specified in IAS 24 Related Party Disclosures.

	2018	2017	2016
	US$’000	US$’000	US$’000

Short-term benefits	4,839	6,026	3,511
Share-based payments	84	459	-
	4,923	6,485	3,511

The remuneration of directors and key management is determined by the remuneration committee of Grindrod Shipping Holdings Limited (prior to 18 June 2018 by the remuneration committee of Grindrod Limited) having regard to the performance of individuals and market trends.

6	CASH AND BANK BALANCES INCLUDING RESTRICTED CASH

	2018	2017
	US$’000	US$’000

Restricted cash, current portion	2,138	5,183
Cash on hand	438	347
Cash at bank	33,060	40,992
Cash and bank balances	35,636	46,522

Less: Restricted cash, current portion	(2,138)	(5,183)
Less: Bank overdrafts	-	(4,028)
	33,498	37,311
Add: Cash and cash equivalents included in a disposal group held for sale (Note 39)	-	7,934
Cash and cash equivalents in the statements of cash flows	33,498	45,245

Restricted cash
Classified as:
Current	2,138	5,183
Non-current	11,627	-
	13,765	5,183

The current portion of the restricted cash represents amounts placed in retention accounts can only be used to fund loan repayments or interest payments. The non-current portion of restricted cash represents debt reserves security deposit required due to the conditions of certain banking facilities and these deposits are not available to finance the Group’s day to day operations.

7	TRADE RECEIVABLES

	2018	2017
	US$’000	US$’000

Trade receivables	8,936	17,249
Less: Loss allowance	-	-
Loss allowance	-	(25)
Included in assets of a disposal group held for sale (Note 39)	-	25
	8,936	17,249
Trade receivables due from the pools	3,098	1,676
Forward freight agreements	-	605
Included in assets of a disposal group held for sale (Note 39)	-	(6,131)
	12,034	13,399

The credit period is 1 to 30 days (2017: 1 to 30 days).  No interest is charged on the outstanding invoice.

Loss allowance for trade receivables has always been measured at an amount equal to lifetime expected credit losses (ECL). The ECL on trade receivables are estimated using a provision matrix by reference to past default experience of the debtor and an analysis of the debtor’s current financial position, adjusted for factors that are specific to the debtors, general economic conditions of the industry in which the debtors operate and an assessment of both the current as well as the forecast direction of conditions at the reporting date.

A trade receivable is written off when there is information indicating that the debtor is in severe financial difficulty and there is no realistic prospect of recovery.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

7	TRADE RECEIVABLES (cont’d)

The following table details the risk profile of trade receivables based on the Group’s provision matrix. The expected credit loss rate is considered immaterial for trade receivables outstanding for less than 120 days and for trade receivables past due for more than 120 days, the Group has recognised a loss allowance of 100%, except for the adjustment to factors that are specific to the debtors, because historical experience has indicated that these receivables are generally not recoverable. As the Group’s historical credit loss experience does not show significantly different loss patterns for different customer segments, the provision for loss allowance based on past due status is not further distinguished between the Group’s different customer base.

	Trade receivables past due
2018	Not past due	< 30	31-60	61-90	91-120	>120	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Estimated total gross carrying amount at default, representing net carrying amount of default	6,585	2,647	1,185	139	1,478	-	12,034

Previous accounting policy for impairment of trade receivables

In 2017, allowance for doubtful debts for trade receivables were determined based on estimated irrecoverable amounts from charter hire income, determined by reference to past default experience.

Included in the Group’s trade receivable balance are debtors with a carrying amount of US$4,243,000 which was past due at the end of reporting period for which the Group have not provided for, as there has not been a significant change in credit quality and the amounts are still considered recoverable.  The average age of these receivables were as follows:

2017
US$’000

1 day to 30 days	2,509
31 days to 60 days	511
61 days to 90 days	209
More than 90 days	1,014
4,234

Movement in the loss allowance:

2017
US$’000
Balance at beginning of the year	5
Increase in allowance for doubtful debts	18
Effect of foreign exchange differences	2
25
Included in assets of a disposal group classified as held for sale (Note 39)	(25)
Balance at end of year	-

8	CONTRACT ASSETS

This relates to unbilled revenue, recognised over the period in which the freight services are performed representing the entity’s right to consideration for the services performed as at the end of the reporting period.

Management estimates the loss allowance on amounts due from customers at an amount equal to lifetime ECL, taking into account the historical default experience and the future prospects of the industry. None of the amounts due from customers at the end of the reporting period is past due.

9	OTHER RECEIVABLES AND PREPAYMENTS

	2018	2017
	US$’000	US$’000
Current:
Deposits	337	293
Prepayments	1,663	2,328
Voyages in progress	12,156	12,367
Other receivables	3,746	6,791
	17,902	21,779
Included in assets of a disposal group held for sale (Note 39)	-	(4,592)
	17,902	17,187
Non-current:
Other receivables	-	187
Included in assets of a disposal group held for sale (Note 39)	-	(115)
	-	72

	17,902	17,259

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

9	OTHER RECEIVABLES AND PREPAYMENTS (cont’d)

For purpose of impairment assessment, other receivables are considered to have low credit risk as they are not due for payment at the end of the reporting period and there has been no significant increase in the risk of default on the receivables since initial recognition. Accordingly, for the purpose of impairment assessment for these receivables, the loss allowance is measured at an amount equal to 12-month expected credit losses (ECL).

In determining the ECL, management has taken into account the historical default experience and the financial position of the counterparties, adjusted for factors that are specific to the debtors and general economic conditions of the industry in which the debtors operate.

The following table shows the movement in lifetime ECL – credit impaired lifetime ECL that has been recognised for other receivables in accordance with IFRS 9:

2018
US$’000
Balance as at 1 January 2018	-
Adjustment upon application of IFRS 9	70
Change in loss allowance due to new trade receivables originated, net of those derecognised due to settlement	-
Amount written off	(70)
Balance as at 31 December 2018	-

10	DUE FROM RELATED PARTIES

	2018	2017
	US$’000	US$’000
Due from related parties (Note 5)
- non-interest bearing - trade	-	22
- interest bearing - non-trade	-	15,215
Due from joint ventures (Note 5)
- non-interest bearing - non-trade	4,300	2,597
- interest bearing - non-trade	9,216	26,888
	13,516	44,722
Included in assets of a disposal group held for sale (Note 39)	-	(17,724)
	13,516	26,998

Amounts due from related parties and joint ventures are unsecured and repayable on demand and their carrying value approximate fair value.

In 2018, interest was charged on the amounts due from joint ventures of US$9,216,000 at 15.0% per annum. In 2017, interest was charged on amounts due from related parties of US$15,215,000 at 8.22% per annum and amounts due from joint venture of US$26,888,000 at 15.0% per annum.

For purpose of impairment assessment, amounts due from related parties are considered to have low credit risk as they are not due for payment at the end of the reporting period and there has been no significant increase in the risk of default on the receivables since initial recognition. Accordingly, for the purpose of impairment assessment for these receivables, the loss allowance is measured at an amount equal to 12-month expected credit losses (ECL).

In determining the ECL, management has taken into account the historical default experience and the financial position of the counterparties, adjusted for factors that are specific to the related parties.

11	LOANS TO JOINT VENTURES

	2018	2017
	US$’000	US$’000
Loans to joint ventures analysed between:

Assets
Current assets	25,483	22,400
Provision for losses on joint ventures	(1,680)	(4,220)
	23,803	18,180

Non-current assets	-	13,748
Provision for losses on joint ventures	-	(6,447)
	-	7,301

Total	23,803	25,481

(1)	US$2,640,000 (2017: US$2,636,000) of the loans is to a joint venture which relates to payments made for instalments due for a ship under construction in accordance with the terms of ship building contract. The loan is repayable over a period of 10 years from date ship’s delivery in 2009. The loan is unsecured and bear interest at rates ranging from 3.14% to 4.34% per annum during the year. The loan approximates the fair value as the loan is arranged at floating rates.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

11	LOANS TO JOINT VENTURES (cont’d)

(2)	In 2017, US$11,129,000 of the loans is due from a joint venture which relates to payments made for instalments due for two ships under construction in accordance with the terms of ship building contracts. The loans were repayable over a period of 17 years from date of respective ships delivery in 2011 and 2012. The loan was unsecured and bore interest at rates ranging from 1.04% to 1.05% per annum during the year ended 2017. In 2018, the Group acquired the remaining equity interest of this joint venture resulting in the elimination of the loan balances. These loans approximate the fair value as the loan is arranged at floating rates.

(3)	US$22,843,000 (2017: US$22,383,000) of loans to a joint venture is unsecured and bear interest at a rate of 2% (2017: 2%) per annum during the year. The loan is expected to be repaid within 12 months from the end of the reporting period. The carrying value of the loans at year end approximates the fair value.

For purpose of impairment assessment, loans to joint ventures have been considered to have significant increase in the risk of default on the loans since initial recognition because of the volatile economic environment the joint ventures operate in. Accordingly, for the purpose of impairment assessment for these receivables, the loss allowance is measured at lifetime ECL. In determining the ECL, management has taken into account the provision of losses that arose from the Group’s share of losses in joint venture that were in excess of the Group’s cost of investment in joint ventures (Note 16) and any additional loss allowance required based on the expected recovery from the loan.

Under the previous accounting policy, the Group has provided an allowance of US$10,667,000 for impairment of the loans with joint ventures. The allowance represents the provision for losses on joint ventures that arose from the recognition of the Group’s share of losses in joint venture that were in excess of the group’s cost of investment in joint ventures (Note 16).

The following table shows the movement in lifetime ECL – credit impaired lifetime ECL that has been recognised for loans to joint venture:

2018
US$’000
Balance as at 1 January 2018	10,667
Loss allowance recognised in profit or loss	(2,540)
Amount written off	(6,447)
Balance as at 31 December 2018	1,680

12	DERIVATIVE FINANCIAL INSTRUMENTS

Forward freight agreements and bunker swaps - analysed between:

	2018	2017
	US$’000	US$’000
Assets
Current assets	-	123

Liabilities
Current liabilities	(867)	(138)

The Group has entered into a number of forward freight agreements covering certain open positions of its capesize and handysize ships. These are entered into in the normal course of business in order to hedge against open positions in the fleet from contracts of affreightment and exposure on earnings for the handysize ships trading in a pool on the spot market. At 31 December 2018, there are 0 (2017: 7) outstanding forward freight agreements, maturing as follows:

Settlement period		Strike price	Duration	Notional value	Fair value gain (loss)
		US$		US$’000	US$’000
2017
Derivative instruments in designated hedge accounting relationships:
Current Assets
January 2018 to March 2018	BSI - Ave	9,800	45 days	441	1
January 2018 to March 2018	BSI - Ave	10,300	40 days	412	16
				853	17
Current Liabilities
January 2018 to March 2018	BSI - Ave	8,900	30 days	267	(27)
January 2018 to March 2018	BSI - Ave	9,150	90 days	824	(57)
January 2018 to March 2018	BHSI - Ave	8,050	90 days	725	(40)
January 2018 to March 2018	BHSI - Ave	8,100	15 days	122	(7)
January 2018 to March 2018	BHSI - Ave	8,250	30 days	248	(7)
				2,186	(138)

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

12	DERIVATIVE FINANCIAL INSTRUMENTS (cont’d)

The Group has entered into a number of bunker swaps, as follows:

Settlement periods		Strike price	Quantity	Notional value	Fair value gain
		US$		US$’000	US$’000

2018
Current liabilities
Derivative instruments in designated hedge accounting relationships:

January 2019 to February 2019	MOPS380	457.75	1000	458	(135)
January 2019	MOPS380	419.00	350	147	(33)
January 2019	MOPS180	425.25	350	149	(34)
May 2019	MOPS180	403.50	350	141	(31)
September 2019	MOPS180	377.50	350	132	(26)
January 2019 to September 2019	Rott 3.5% Brg	338.50	1,800	609	(101)
January 2019 to September 2019	MOPS180	368.50	3,060	1,128	(164)
January 2019 to September 2019	Rott 3.5% Brg	369.75	1,350	499	(118)
January 2019 to September 2019	MOPS180	403.00	1,350	544	(119)
January 2019 to March 2019	MOPS380	406.00	1,500	609	(106)
				4,416	(867)

2017
Current asset
Derivative instruments in designated hedge accounting relationships:

January 2018 to December 2018	Rott 3.5% Brg	326	3,600 MT	1,174	106

BSI-Ave denotes “Baltic Supramax Index (Average)”

BHSI-Ave denotes “Baltic Handysize Index (Average)”

MOPS 380 denotes “Mean of Platts Singapore 380”

Rott 3.5% Brg denotes “3.5% Fuel Oil Barges FOB Rotterdam”

13	INVENTORIES

	2018	2017
	US$’000	US$’000

Bunkers and other consumables at cost	10,841	10,156
Ships recognised as inventories	-	-
Ships reclassified from Ships, property, plant and equipment as inventories (Note 14) (a)	7,321	16,988
Sale of ships recognised as inventories (a)	(7,321)	(16,988)
Included in assets of a disposal group held for sale (Note 39)	-	(1,078)
	10,841	9,078

(a)	On 10 October 2018, the Group entered into Memorandums of Agreement with third parties for the sale of a ship at purchase consideration of US$8,650,000. The ship was delivered to third parties on 26 October 2018.

On 29 June 2017 and 27 October 2017, the Group entered into Memorandums of Agreement with third parties for the sale of ships at purchase consideration of US$10,897,000 and US$6,830,000 respectively. The ships were delivered to third parties on 17 October 2017 and 27 November 2017.

Ships reclassified from Ships, property, plant and equipment as inventories is reconciled as follows:

	2018	2017
	US$’000	US$’000

Cost	15,203	39,256
Accumulated depreciation	(3,443)	(11,744)
Impairment	(4,439)	(10,524)
Carrying amount	7,321	16,988

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

14	SHIPS, PROPERTY, PLANT AND EQUIPMENT

	Office equipment, furniture and fittings and motor vehicles	Plant and equipment	Plant and equipment under construction	Ships	Dry- docking	Construction in progress	Freehold land and buildings	Leasehold improvements	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Cost:
Balance at 1 January 2017	9,676	6,423	239	486,004	14,961	773	278	653	519,007
Additions	1,181	-	-	339	4,880	-	-	31	6,431
Disposals	(340)	(218)	-	-	(3,183)	-	-	(35)	(3,776)
Transfer	245	-	(245)	-	-	-	-	-	-
Reclassified to disposal group held for sale (Note 39)	(5,876)	-	-	(27,419)	(1,983)	-	-	(734)	(36,012)
Reclassification to inventories (Note 13)	-	-	-	(37,490)	(1,766)	-	-	-	(39,256)
Effect of foreign currency exchange differences	1,008	-	6	-	168	-	29	85	1,296
Balance at 31 December 2017	5,894	6,205	-	421,434	13,077	773	307	-	447,690
Additions	88	280	-	9,980	5,760	5,611	-	-	21,719
Disposals	(296)	(1,057)	-	-	(5,353)	-	-	-	(6,706)
Acquired on acquisition of subsidiary (Note 41.2)	-	-	-	10,584	416	-	-	-	11,000
Reclassification to inventories (Note 13)	-	(57)	-	(14,160)	(986)	-	-	-	(15,203)
Effect of foreign currency exchange differences	(666)	-	-	-	-	-	(44)	-	(710)
Balance at 31 December 2018	5,020	5,371	-	427,838	12,914	6,384	263	-	457,790

Accumulated depreciation:
Balance at 1 January 2017	6,985	3,852	-	113,632	7,553	-	-	199	132,221
Depreciation	706	814	-	13,416	3,745	-	-	91	18,772
Disposals	(218)	(218)	-	-	(3,183)	-	-	(33)	(3,652)
Reclassified to disposal group held for sale (Note 39)	(2,901)	-	-	(12,119)	(969)	-	-	(300)	(16,289)
Reclassification to inventories (Note 13)	-	-	-	(10,948)	(796)	-	-	-	(11,744)
Effect of foreign currency exchange differences	691	-	-	13	175	-	-	43	922
Balance at 31 December 2017	5,263	4,448	-	103,994	6,525	-	-	-	120,230
Depreciation	179	768	-	10,520	2,807	-	-	-	14,274
Disposals	(296)	(1,057)	-	-	(4,829)	-	-	-	(6,182)
Reclassification to inventories (Note 13)	-	(57)	-	(3,203)	(183)	-	-	-	(3,443)
Effect of foreign currency exchange differences	(598)	-	-	-	-	-	-	-	(598)
Balance at 31 December 2018	4,548	4,102	-	111,311	4,320	-	-	-	124,281

Impairment:
Balance at 1 January 2017	-	-	-	82,579	-	310	-	-	82,889
Impairment losses recognised in profit or loss	-	-	-	13,116	3,387	-	-	-	16,503
Reclassification to inventories (Note 13)	-	-	-	(10,524)	-	-	-	-	(10,524)
Balance at 31 December 2017	-	-	-	85,171	3,387	310	-	-	88,868
Reclassification to inventories (Note 13)	-	-	-	(4,439)	-	-	-	-	(4,439)
Disposal	-	-	-	-	(522)	-	-	-	(522)
Balance at 31 December 2018	-	-	-	80,732	2,865	310	-	-	83,907

Carrying Amount:
At 31 December 2018	472	1,269	-	235,795	5,730	6,074	263	-	249,602
At 31 December 2017	631	1,757	-	232,269	3,165	463	307	-	238,592

Certain ships are pledged to secure bank borrowings as further discussed in Note 20.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

15	SUBSIDIARIES

Details of the Group’s subsidiaries at the end of the reporting period are as follows:

Name of subsidiary	Principal activity	Country of incorporation	Proportion of ownership interest and voting power held by the Group
			2018	2017
			%	%
Grindrod Shipping Pte. Ltd.	Ship operating and management	Singapore	100%	100%
Grindrod Shipping (South Africa) Pty Ltd	Ship operating and management	South Africa	100%	100%

Held by Grindrod Shipping Pte. Ltd
IVS Bulk Owning Pte. Ltd.	Dormant	Singapore	100%	100%
IVS Bulk Carriers Pte. Ltd.	Ship Owning and Operating	Singapore	100%	100%
IVS Bulk 430 Pte. Ltd.	Dormant	Singapore	100%	100%
IVS Bulk 462 Pte. Ltd.	Ship Owning and Operating	Singapore	100%	100%
IVS Bulk 475 Pte. Ltd.	Ship Owning and Operating	Singapore	100%	100%
IVS Bulk 511 Pte. Ltd.	Ship Owning and Operating	Singapore	100%	100%
IVS Bulk 512 Pte. Ltd.	Ship Owning and Operating	Singapore	100%	100%
IVS Bulk 603 Pte. Ltd.	Ship Owning and Operating	Singapore	100%	100%
IVS Bulk 609 Pte. Ltd.	Ship Owning and Operating	Singapore	100%	100%
IVS Bulk 611 Pte. Ltd.	Ship Owning and Operating	Singapore	100%	100%
IVS Bulk 612 Pte. Ltd.	Ship Owning and Operating	Singapore	100%	100%
IVS Bulk 707 Pte. Ltd.	Ship Owning and Operating	Singapore	100%	-
IVS Bulk 3708 Pte. Ltd. (i)	Ship Owning and Operating	Singapore	100%	-
IVS Bulk 3720 Pte. Ltd. (i)	Ship Owning and Operating	Singapore	100%	-
IM Shipping Pte. Ltd. (ii)	Ship Owning and Operating	Singapore	100%	51%
Grindrod Shipping Services UK Limited	To provide shipping and shipping related services	United Kingdom	100%	100%
Unicorn Atlantic Pte. Ltd.	Ship Owning and Operating	Singapore	100%	100%
Unicorn Baltic Pte. Ltd.	Ship Owning and Operating	Singapore	100%	100%
Unicorn Ionia Pte. Ltd.	Ship Owning and Operating	Singapore	100%	100%
Unicorn Tanker Operations (434) Pte. Ltd.	Dormant	Singapore	100%	100%
Unicorn Ross Pte. Ltd.	Ship Owning and Operating	Singapore	100%	100%
Nyathi Limited	Dormant	Isle of Man	100%	100%
Unicorn Caspian Pte. Ltd.	Ship Owning and Operating	Singapore	100%	100%
Unicorn Marmara Pte. Ltd.	Dormant	Singapore	100%	100%
Unicorn Scotia Pte. Ltd.	Dormant	Singapore	100%	100%
Unicorn Malacca Pte. Ltd.	Dormant	Singapore	100%	100%
Unicorn Bulk Carriers Ltd	Dormant	British Virgin Islands	100%	100%
Unicorn Tankers International Ltd	Dormant	British Virgin Islands	100%	100%
Grindrod Maritime LLC (formerly known as York Maritime Holdings. V. LLC)	Ship Owning and Operating	Marshall Islands	100%	100%
Unicorn Sun Pte. Ltd. (i)	Ship Owning and Operating	Singapore	100%	-
Unicorn Moon Pte. Ltd. (i)	Ship Owning and Operating	Singapore	100%	-

Held by Grindrod Shipping (South Africa) Pty Ltd
Unicorn Bunker Services Proprietary Limited (iii)	Bunker owning and operating	South Africa	-	100%
Comshipco Schiffahrts Agentur GmbH	Ship agents and operators	Germany	100%	100%
Unicorn Calulo Shipping Services Proprietary Limited (iv)	Ship operating	South Africa	-	100%

(i)	These companies were incorporated in 2018.

(ii)	On 6 April 2018, the Group purchased 49% of the remaining issued shares in the joint venture, IM Shipping Pte. Ltd. (“IM Shipping”). Subsequent to the purchase of these shares, IM Shipping became a wholly-owned subsidiary of the Group (Note 41.2).

(iii)	On 1 January 2018, the Group disposed the subsidiary to a related company within Grindrod Limited (Note 39).

(iv)	This company was deregistered in 2018.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

16	INTEREST IN JOINT VENTURES

	2018	2017
	US$’000	US$’000

Cost of investment in joint ventures	80,474	80,499
Share of post-acquisition loss, net of dividends received	(18,656)	(16,203)
Reclassification to assets classified as held for sale(c)	(7,258)	-
Carrying amount	54,560	64,296

The Group’s share of losses in joint ventures that are in excess of the Group’s cost of investment of $2,445,000 (2017: $10,667,000) are accounted for as provision for losses on joint ventures (Note 11 and Note 23). Details of the joint ventures are as follows:

Name of joint venture	Principal activity	Country of incorporation	Proportion of ownership interest and voting power held by the Group		Cost of investment in joint ventures
			2018	2017	2018	2017
Tri-View Shipping Pte. Ltd. (b)	Ship owning and operating	Singapore	51%	51%	132	132
IM Shipping Pte. Ltd. (a)	Ship owning and operating	Singapore	100%	51%	-	25
Island Bulk Carriers Pte. Ltd. (b)	Ship owning and operating	Singapore	65%	65%	*	*
IVS Bulk Pte. Ltd. (b)	Ship owning and operating	Singapore	33.5%	33.5%	66,440	66,440
Petrochemical Shipping Limited (c)	Ship owning and operating	Isle of Man	50%	50%	13,902	13,902
Leopard Tankers Pte. Ltd. (c)	Ship owning and operating	Singapore	50%	50%	*	*
					80,474	80,499

*	Amount is less than US$1,000.

(a)	On 6 April 2018, the company entered into a Share Purchase Agreement with a joint venture shareholder, with respect to the purchase of ordinary shares representing 49% of the total issued shares in IM Shipping Pte. Ltd. (“IM Shipping”). Subsequent to the purchase of these shares, IM Shipping became a wholly-owned subsidiary of the company. As part of the transaction, one of the ship’s owned by IM Shipping, “IVS Magpie” was sold to a wholly-owned subsidiary of the company.
(b)	The Group has joint control over these entities by virtue of the contractual arrangement with its joint venture partner(s) requiring resolutions on the relevant activities to be passed based on unanimous approval.
(c)	These joint venture arrangements are expected to be dissolved in 2019. Accordingly, the carrying amount of the interest in joint ventures have been reclassified to assets classified as held for sale (Note 39).

The above joint ventures are accounted for using the equity method in these consolidated and combined financial statements.

In 2018, the total share of joint venture companies’ loss after taxation amounts to US$454,000 (2017: US$12,946,000; 2016: US$3,472,000).

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

16	INTEREST IN JOINT VENTURES (cont’d)

Summarised financial information in respect of the Group’s joint ventures are set out below. The summarised financial information below represents amounts shown in the joint venture’s financial statements prepared in accordance with IFRSs, adjusted by the Group for equity accounting purposes.

Tri-View Shipping Pte. Ltd.

	2018	2017
	US$’000	US$’000

Current assets	2,342	2,771
Non-current assets	11,284	11,258
Current liabilities	(8,040)	(1,397)
Non-current liabilities	-	(7,966)

The above amounts of assets and liabilities include the following:

Cash and cash equivalents	2,143	2,525
Current financial liabilities (excluding trade and other payable and provisions)	(7,995)	(1,302)
Non-current financial liabilities (excluding trade and other payables and provisions)	-	(7,966)

Revenue	3,029	2,495
Gross profit	1,241	15
Profit (loss) for the year, representing total comprehensive loss for the year	920	(3,606)

The above profit (loss) for the year include the following:

Depreciation and amortisation	-	(772)
Impairment loss	-	(3,274)
Interest expense	(328)	(283)
Income tax expense	11	(11)

Reconciliation of the above summarised financial information to the carrying amount of the interest in the joint venture recognised in the consolidated and combined financial statements:

Net assets of the joint venture	5,586	4,666
Proportion of the Group’s ownership interest in the joint venture	51%	51%
Other adjustments	(31)	(31)
Carrying amount of the Group’s interest in the joint venture	2,818	2,349

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

16	INTEREST IN JOINT VENTURES (cont’d)

	2018	2017
	US$’000	US$’000
IM Shipping Pte. Ltd.

Current assets	-	1,386
Non-current assets	-	21,250
Current liabilities	-	(3,618)
Non-current liabilities	-	(31,660)

The above amounts of assets and liabilities include the following:

Cash and cash equivalents	-	705
Current financial liabilities (excluding trade and other payables and provisions)	-	(3,326)
Non-current financial liabilities (excluding trade and other payables and provisions)	-	(31,660)

Revenue	13,129	7,363
Gross profit	1,486	2,030
Profit (loss) for the year, representing total comprehensive loss for the year	497	(16,196)

The above profit (loss) for the year include the following:

Depreciation and amortisation	-	(1,821)
Impairment loss	-	(16,508)
Interest expense	(131)	(335)

Reconciliation of the above summarised financial information to the carrying amount of the interest in the joint venture recognised in the consolidated and combined financial statements:

Net (liabilities) assets of the joint venture	-	(12,642)
Proportion of the Group’s ownership interest in the joint venture	-	51%
Provision for losses on joint venture (Note 11)	-	6,447
Other adjustments	-	-

Carrying amount of the Group’s interest in the joint venture	-	-

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

16	INTEREST IN JOINT VENTURES (cont’d)

	2018	2017
	US$’000	US$’000
Island Bulk Carriers Pte. Ltd.

Current assets	1,919	1,602
Non-current assets	403	-
Current liabilities	(3,499)	(1,781)
The above amounts of assets and liabilities include the following:
Cash and cash equivalents	56	5
Current financial liabilities (excluding trade and other payables and provisions)	(2,118)	(585)

Revenue	28,899	22,594
Gross loss	(932)	(681)
(Loss) for the year, representing total comprehensive loss for the year	(1,003)	(761)

Reconciliation of the above summarised financial information to the carrying amount of the interest in the joint venture recognised in the consolidated and combined financial statements:

Net liabilities of the joint venture	(1,177)	(179)
Proportion of the Group’s ownership interest in the joint venture	65%	65%
Provision for losses on joint venture (Note 23)	765	-
Carrying amount of the Group’s interest in the joint venture	-	(116)

	2018	2017
	US$’000	US$’000
IVS Bulk Pte. Ltd.

Current assets	32,567	36,572
Non-current assets	268,247	277,651
Current liabilities	(21,602)	(38,035)
Non-current liabilities	(116,314)	(114,400)
The above amounts of assets and liabilities include the following:

Cash and cash equivalents	26,232	30,451
Current financial liabilities (excluding trade and other payables and provisions)	(20,413)	(36,722)
Non-current financial liabilities (excluding trade and other payables and provisions)	(116,314)	(114,400)

Revenue	44,567	39,816
Gross profit	10,921	7,930
Profit for the year, representing total comprehensive profit for the year	1,111	4,143
The above profit for the year include the following:
Depreciation and amortisation	(12,894)	(11,937)
Interest income	24	12
Interest expense	(9,666)	(9,938)

Reconciliation of the above summarised financial information to the carrying amount of the interest in the joint venture recognised in the consolidated and combined financial statements:

Net assets of the joint venture	162,898	161,788
Proportion of the Group’s ownership interest in the joint venture	33.5%	33.5%
Goodwill	3,575	3,575
Other adjustments	(6,404)	(6,406)

Carrying amount of the Group’s interest in the joint venture	51,742	51,368

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

16	INTEREST IN JOINT VENTURES (cont’d)

	2018	2017
	US$’000	US$’000
Petrochemical Shipping Limited

Current assets	7,083	4,810
Non-current assets	14,484	28,000
Current liabilities	(7,050)	(11,327)
Non-current liabilities	-	(94)
The above amounts of assets and liabilities include the following:

Cash and cash equivalents	5,623	4,077
Current financial liabilities (excluding trade and other payables and provisions)	(6,592)	(10,897)
Non-current financial liabilities (excluding trade and other payables and provisions)	-	-

Revenue	13,755	8,297
Gross (loss) profit	(604)	828
Loss for the year, representing total comprehensive loss for the year	(6,872)	(8,644)

The above loss for the year include the following:

Depreciation and amortisation	(957)	(1,960)
Impairment loss	(5,725)	(8,862)
Interest income	76	38
Interest expense	(519)	(488)

Reconciliation of the above summarised financial information to the carrying amount of the interest in the joint venture recognised in the consolidated and combined financial statements:

Net assets of the joint venture	14,517	21,389
Proportion of the Group’s ownership interest in the joint venture	50%	50%
Other adjustments	(7,258)	-

Carrying amount of the Group’s interest in the joint venture	-	10,695

	2018	2017
	US$’000	US$’000
Leopard Tankers Pte. Ltd.

Current assets	5,095	10,810
Non-current assets	108,000	108,000
Current liabilities	(116,456)	(127,249)

The above amounts of assets and liabilities include the following:

Cash and cash equivalents	3,899	6,229
Current financial liabilities (excluding trade and other payables and provisions)	(115,883)	(125,611)

Revenue	16,589	19,222
Gross profit	7,137	5,364
Profit (loss) for the year, representing total comprehensive income for the year	5,079	(13,258)

The above profit (loss) for the year include the following:

Depreciation and amortisation	(3)	(5,000)
Impairment loss	-	(14,491)
Interest expense	(4,765)	(4,302)

Reconciliation of the above summarised financial information to the carrying amount of the interest in the joint venture recognised in the consolidated and combined financial statements:

Net (liabilities) assets of the joint venture	(3,361)	(8,439)
Proportion of the Group’s ownership interest in the joint venture	50%	50%
Provision for losses on joint venture (Note 11)	1,680	4,220
Other adjustments	-	-
Carrying amount of the Group’s interest in the joint venture	-	-

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

17	INTANGIBLE ASSETS

Total
US$’000
Cost:
Balance at 1 January 2017	10,259
Additions	19
Reclassified to assets held for sale (Note 39)	(2,951)
Effect of foreign currency exchange differences	1,075
Balance at 31 December 2017	8,402
Disposal	(550)
Effect of foreign currency exchange differences	(1,082)
Balance at 31 December 2018	6,770

Accumulated amortisation:
Balance at 1 January 2017	3,669
Amortisation	908
Reclassified to assets held for sale (Note 39)	(612)
Effect of foreign currency exchange differences	740
Balance at 31 December 2017	4,705
Amortisation	17
Disposal	(550)
Effect of foreign currency exchange differences	(1,079)
Balance at 31 December 2018	3,093

Impairment:
Balance at 1 January 2017	-
Impairment losses recognised in profit or loss	3,636
Balance at 31 December 2017 and 2018	3,636

Carrying Amount:
At 31 December 2018	41
At 31 December 2017	61

Intangible assets include club memberships, customer relationships, purchased lease contracts and software and licences. Club memberships are lifetime memberships and are not amortised. Customer relationships arose from the acquisition of business and are amortised over 7 years. Lease contracts relate to the purchase of the rights to lease a property on favourable terms to the market, are amortised over the lease term of between 11 and 20 years. Software and licenses arose from the installation of major information systems (including packaged software) and are amortised over 3 years, the period over which the benefit is expected to accrue.

In 2017, an impairment of US$3,636,000 was recognised in respect of the customer relationships based on the value in use calculations. The impairment at 31 December 2017 arose from the unfavourable change in market conditions and following which, the management performed a reassessment and the recoverable amount of the customer relationship is less than the carrying amount, resulting in the impairment. The key assumptions for the value in use calculations are those regarding the discount rates, growth rates and expected changes to selling prices and direct costs during the period.  Management estimated pre-tax discount rates to be 15% which they believed reflect the current market assessments of the time value of money and the risks specific to the CGUs.  The growth rates were based on industry growth forecasts and are estimated to be 5.5%.  Changes in selling prices and direct costs are based on past practices and expectations of future changes in the market.

No impairment assessment was performed in 2018 as the carrying amount is not significant. No such impairment allowance was recognised in 2018.

18	GOODWILL

	2018	2017
	US$’000	US$’000

Cost:
Balance at 1 January	17,985	16,626
Effect of foreign currency exchange differences	(1,981)	1,359
At 31 December	16,004	17,985

Accumulated impairment losses:
Balance at 1 January	9,566	604
Impairment	-	8,483
Effect of foreign currency exchange differences	(913)	479
Balance at 31 December	8,653	9,566

Carrying amount:
At 31 December	7,351	8,419

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

18	GOODWILL (cont’d)

Goodwill acquired in a business combination is allocated, at acquisition, to the cash generating units (CGUs) that are expected to benefit from that business combination.  Before recognition of impairment losses, the cost of goodwill had been allocated as follows:

	2018	2017
	US$’000	US$’000
Cost:
Island Trading and Shipping	3,064	3,064
Unicorn Tankers, a division of Grindrod Shipping (South Africa) Pty Ltd	12,097	14,040
Parcel Service	239	277
Unicorn Tankers International	604	604
	16,004	17,985

The Group tests goodwill annually for impairment, or more frequently if there are indications that goodwill might be impaired.

The recoverable amounts of the CGUs are determined based on value in use calculations. The key assumptions for the value in use calculations are those regarding the discount rates, growth rates and expected changes to selling prices and direct costs during the period.  Management estimates discount rates using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the CGUs.  The growth rates are based on industry growth forecasts.  Changes in selling prices and direct costs are based on past practices and expectations of future changes in the market.

The following CGUs have carrying amounts of goodwill that are considered significant in comparison with the Group’s total goodwill balance:

Unicorn Tankers, a division of Grindrod Shipping (South Africa) Pty Ltd

The Group prepares five-year period cash flow forecasts derived from the most recent financial budgets approved by management and the cash flows for the five-year period have been extrapolated using an estimated growth rate of 5.5% (2017: 5.5%) per annum. This rate does not exceed the average long-term growth rate for the relevant markets.

The rate used to discount the forecast cash flows is 15% (2017: 15%).

Based on the value in use calculations, no impairment was required at 31 December 2018 (2017: US$6,119,000 and 2016: US$Nil). The impairment at 31 December 2017 arose from the unfavourable change in market conditions and following which, the management performed a reassessment and the recoverable amount of the CGU is less than the carrying amount, resulting in the impairment.

As at 31 December 2018, any reasonably possible change to the key assumptions applied is not likely to cause the recoverable amount to be below the carrying amounts of the CGU.

19	DEFERRED TAX

The following are the major deferred tax liabilities and assets recognised by the Group and the movements thereon, during the current and prior reporting periods:

	2018	2017
	US$’000	US$’000

Deferred taxation analysed by major category:
Capital allowances	(21)	(4,971)
Other timing differences	1,518	2,593
Included in assets held for sale	-	3,557
	1,497	1,179

Reconciliation of deferred taxation:
Opening balance	1,179	(2,950)
IFRS 9 adjustment	20	-
Adjusted opening balance	1,199	(2,950)
Credit to profit or loss for the year (Note 35)	511	483
Reclassified to asset held for sale (Note 39)	-	3,557
Exchange differences	(213)	89
Closing balance	1,497	1,179

At the end of the reporting period, the aggregate amount of temporary differences associated with undistributed earnings of subsidiaries for which deferred tax liabilities have not been recognised is US$956,000 (2017: US$603,000 and 2016: US$241,000). No liability has been recognised in respect of these differences because the Group is in a position to control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future.

Subject to the agreement by the tax authorities, at the end of the reporting period, the Group has unabsorbed tax losses of US$580,000 (2017: US$580,000 and 2016: US$580,000) available for offset against future non-exempt profits. No deferred tax assets have been recognised on such losses due to the unpredictability of future profit streams.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

20	BANK LOANS

	2018	2017
	US$’000	US$’000
Secured – at amortised cost:
Bank loans	114,456	108,754

Analysed between:
Current portion
Within 1 year	18,323	89,573
Less: included as part of a disposal group held for sale (Note 39)	-	(1,609)
	18,323	87,964

Non-current portion
Within 2 to 5 years	96,133	27,131
Less: included as part of a disposal group held for sale (Note 39)	-	(6,341)
	96,133	20,790

	114,456	108,754

Interest payable (included in bank loans)	886	477

i.	$100.0 million senior secured credit facility

On 8 May 2018, the Group signed a refinancing agreement (“$100.0 million senior secured credit facility”) that replaced $50.0 million, $123.0 million and $21.0 million senior secured credit facilities (“previous loan facilities”) which had an outstanding balance of US$85,850,000 at 31 December 2017. The $100.0 million senior secured credit facility is made up of two tranches which bear interest at London Interbank Offered Rate (“LIBOR”) plus 2.95% per annum. Tranche A and B are repayable quarterly commencing 16 August 2018 and matures on 15 May 2022 and 15 May 2023 respectively, with the option to extend for a further two years. Facility fees of US$1,750,000 were payable to the lender upon signing the new loan agreement. These were recorded as transaction cost to the loan account to the extent the loan was drawn down. As at 31 December 2018, the outstanding balance in relation to this facility is US$87,741,000, net of US$1,530,000 facility fees.

ii.	$27.0 million senior secured credit facility

The facility bears interest at LIBOR plus 2.65% per annum was fully drawn down in 2016 and is repayable quarterly, commencing 11 April 2017 and matures on 11 January 2021, with the option to extend for a further two years. As at 31 December 2018, the outstanding balance in relation to this facility is US$21,027,000 (2017: US$22,904,000).

iii.	$6.3 million secured term facility

On 4 June 2018, the Group entered into a term facility (“$6.3 million secured term facility”) to refinance the ship loan entered by IM Shipping Pte Ltd which became a subsidiary of the Group on 6 April 2018 (Note 16). The facility bear interest at LIBOR plus 2% per annum and is repayable quarterly, commencing on 6 September 2018 and matures on 6 June 2023. Facility fees of US$32,000 were payable to the lender upon signing the new loan agreement. These were recorded as transaction cost to the loan account to the extent the loan was drawn down. As at 31 December 2018, the outstanding balance in relation to this facility is US$5,688,000, net of US$28,000 facility fees.

The bank loans are secured on cash and certain ships owned by the Group.  The cash pledged and the carrying value of the ships under security charge as at 31 December 2018 is US$13,765,000 and US$242,445,000 respectively. Under the previous loan facilities, the cash pledged and the carrying value of the ships under security charge as at 31 December 2017, was US$5,183,000 and US$233,866,000 respectively. In addition, the loan facility has charges over the subsidiaries’ earnings, insurances, charter and charter guarantees and any requisition compensation.  Certain of the bank loans were guaranteed by the Grindrod Limited prior to the Spin-off on 18 June 2018 (Note 1) and thereafter, they are guaranteed by the Company.

These bear a weighted average effective interest rate of 5.30% (2017: 3.83%) per annum.

At 31 December 2018, the Group had no available undrawn committed borrowing facilities (2017: US$5,000,000) which are subjected to the Group meeting all conditions precedent to drawdown.

These bank loan facilities contains financial covenants where the most stringent of which require the group to maintain the following:

•	book value net worth of not less than $250 million in 2018;
•	cash and cash equivalent (including restricted cash held in the debt service reserve account) of not less than $30 million and
•	a ratio of debt to market adjusted tangible fixed assets of not more than 75%.

The Group was in compliance with its financial covenants as of 31 December 2018.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

21	TRADE AND OTHER PAYABLES

	2018	2017
	US$’000	US$’000

Trade payables	7,994	6,206
Accrued expenses	13,401	26,204
Advances received	-	4,110
Others	1,372	1,218
	22,767	37,738
Non-current trade and other payables	(403)	(1,167)
	22,364	36,571
Less: included as part of a disposal group held for sale (Note 39)	-	(8,217)
Current trade and other payables	22,364	28,354

Trade and other payables are recognised at amortised cost and their carrying value approximates fair value. Charter hire is paid in advance in terms of the charter contracts. The remaining payment terms are predominately 30 days.

The Group’s trade and other payables are predominantly non-interest bearing and unsecured.

22	CONTRACT LIABILITIES

Advances received are classified as contract liabilities in accordance with IFRS 15 Revenue from Contracts with Customers. These arise when the customers’ make payments in advance and the amounts received exceeds the revenue recognised at the end of the reporting period.

There were no significant changes in the contract liability balances during the reporting period.

23	PROVISIONS

	2018	2017
	US$’000	US$’000

Provision for losses on investment in joint ventures (i)	765	-
Provision for onerous contracts (ii)	813	1,270
	1,578	1,270

(i)	The joint venture, Island Bulk Carriers, incurred losses during the 2018 year. The Group has raised a provision of US$765,000 (2017: US$ Nil) being the Group’s share of these losses.

(ii)	Provision for onerous contracts represents the present value of the future charter payments that the Group is presently obligated to make under non-cancellable onerous operating charter agreements and contracts of affreightment, less charter revenue expected to be earned on the charter. The estimate may vary as a result of changes to ship running costs and charter and freight revenue. The rate used to discount the future charter payments is 8.33% (2017: 7.55%).

Analysis of provision for onerous contracts:
At beginning of the year	1,270	8,697
Released to profit or loss	(457)	(7,427)
At the end of the financial year	813	1,270

24	DUE TO RELATED PARTIES

	2018	2017
	US$’000	US$’000

Due to related parties - trade (Note 5)	2	1,073
Due to related parties - non-trade (Note 5)	1	12,906
Due to joint ventures - non-trade (Note 5)	6,235	3,965
	6,238	17,944
Less: included as part of a disposal group held for sale (Note 39)	-	(1,014)
	6,238	16,930

25	RETIREMENT BENEFIT OBLIGATION

The Group subsidises the medical aid contributions of certain retired employees and has an obligation to subsidise contributions of certain current employees when they reach retirement. In prior periods, the Group undertook to offer pensioners a voluntary benefit in lieu of their current medical subsidy in order to close out the liability on the statement of financial position. The proposed offer had three options, namely an annuity offer, a cash offer or to remain in the scheme. A number of employees chose the annuity and cash offer. The provision has been calculated on the remaining individuals in the scheme.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

25	RETIREMENT BENEFIT OBLIGATION (cont’d)

The risks typically faced by the Group as a result of the post-retirement medical aid are risks relating to inflation, longevity, future changes in legislation, future changes in tax environment, perceived inequality by non-eligible employees, administration of fund and enforcement of eligibility criteria and rules.

During November 2018, a valuation was performed by Alexander Forbes. Apart from paying costs of entitlement, the Group is not liable to pay additional contributions in the case the fund does not hold sufficient assets. In that case, the fund would take other measures to restore solvency.

The amounts recognised in the annual financial statements in this respect are as follows:

	2018	2017
	US$’000	US$’000

Recognised liability at beginning of the year	2,180	2,065

Recognised in profit or loss in the current year	55	63
Interest on obligation	206	45
Current service cost	-	43
Other	(151)	(25)

Recognised in other comprehensive income in the current year	(313)	52
Actuarial gains	(8)	(157)
Translation	(305)	209

Present value of unfunded obligation recognised as a liability at end of year	1,922	2,180
Less: current portion	-	-
Long term portion	1,922	2,180

The principal actuarial assumptions applied in the determination of fair values include:
Health care cost inflation rate (p.a.)	8.2%	9.1%
Discount rate (p.a.)	9.9%	10.5%
Continuation at retirement	75.0%	79.5%

The effect of an increase or decrease of 1% in the assumed medical cost trend rates are as follows:

	2018	2017
	Increase (Decrease)	Increase (Decrease)

Aggregate of the current service cost and interest cost	10.4% (8.9%)	10.7% (9.1%)
Accrued liability at year-end	9.9% (8.6%)	10.2% (8.8%)

The sensitivity analysis presented above may not be representative of the actual change in the obligation as it is unlikely that the above change in assumptions would occur in isolation of one another.

There was no change in the methods and assumptions used in preparing the sensitivity analysis from the prior year. The average duration of the benefit obligation as at 31 December 2018 is 11 years (2017: 12 years and 2016: 13 years).

	2018	2017
	US$’000	US$’000

Present value of unfunded obligations	1,922	2,180
Present Value of Obligations in excess of Plan Assets	1,922	2,180

26	SHARE CAPITAL

	Number of shares	Share capital
		US$’000
Issued and paid up:
On 2 November 2017 (date of incorporation) and at 31 December 2017	1	*
Issue of ordinary shares in connection with the Spin-off (Note 1)	19,063,832	320,683
At 31 December 2018	19,063,833	320,683

*	Amount is less than US$1,000.

Fully paid ordinary shares, which have no par value, carry one vote per share and a right to dividends as and when declared by the company.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

27	OTHER RESERVES

	2018	2017
	US$’000	US$’000

Share compensation reserve	1,364	-
Hedging reserve	(867)	(15)
Translation reserve	(3,283)	5,773
Merger reserve	(18,354)	-
	(21,140)	5,758

Share compensation reserve

	2018	2017
	US$’000	US$’000

Balance at 1 January	-	-
Share-based payments expenses	1,364	-
Balance at 31 December	1,364	-

The Group operates a forfeitable share plan (the “2018 FSP” or “Award”), in which certain employees of the company and its subsidiaries participate. On 31 July 2018, the Group granted the participating employee entitlements to be settled with a specified number of ordinary shares in the company which these shares will be allotted and issued in 3 equal tranches over a period of 3 years commencing on 1 March 2020. This is subject to the condition that the participating employee remains employed during the vesting period relevant to each tranche.

A participant has no ownership rights (such as rights to dividends and voting) in the ordinary shares subject to the Award until such right has vested and the ordinary shares have been registered in the participant’s name. The Award is subject to the risk of forfeiture until the vesting date should the participating employee no longer be employed for the period ending on the vesting date. However, the participating employee may be settled with all or a portion of the Award as determined by the rules of the 2018 FSP depending on the reasons for termination of his employment prior to the vesting date, and, in the case of retirement or termination for a reason not specifically set out in the 2018 FSP prior to the vesting date, subject to the discretion of the Compensation and Nomination Committee. The vesting of the ordinary shares is not subject to any performance-related conditions. The Group may utilise treasury shares or issue new ordinary shares when settling shares upon a participating employee. The employee is not required to make any payment for the ordinary shares settled upon him or her but is liable for taxation thereon.

At any time, the aggregate number of ordinary shares of the company subject to Awards and that have not vested shall not exceed 5% of the ordinary shares in issue. The 2018 FSP was adopted on 4 May 2018. On the date of adoption of the 2018 FSP, the company’s issued share capital comprised 1 ordinary share and accordingly no Awards could be granted thereunder. On 18 June 2018 the company’s share capital increased from 1 ordinary share to 19,063,833 ordinary shares, and from the following day the maximum number of ordinary shares that could have been granted was 953,191. Since 18 June 2018 there has been no change to the company’s share capital and as accordingly at 31 December 2018, the issued share capital of the company comprised 19,063,833 ordinary shares. As at that date, 743,000 ordinary shares were granted and the maximum number of ordinary shares in respect of which further Awards could have been granted under the 2018 FSP was 210,191.

Details of the share awards outstanding during the year are as follows:

	2018
	Number of share awards	Fair value at grant date

Outstanding at beginning of the year	-
Granted during the year	743,000	US$10.18
Forfeited during the year	-
Outstanding at the end of the year	743,000

The fair value at grant date is determined based on the share price on the date of the grant. The Group recognised total expenses of $2,294,000 related to share-based payment transactions during the year and of which, $1,364,000 relates to the 2018 FSP and $933,000 relates to forfeitable share plan previously granted by Grindrod Limited.

Hedging reserve

The hedging reserve represents hedging gains and losses recognised on the effective portion of cash flow hedges. The cumulative deferred gain or loss on the hedge recognised in other comprehensive income and accumulated in hedging reserve is reclassified to profit or loss when the hedged transaction impacts the profit or loss, or is included as a basis adjustment to the non-financial hedged item, consistent with the applicable accounting policy.

Translation reserve

Exchange differences relating to the translation from the functional currencies of the Group’s foreign subsidiaries into United States dollars are brought to account by recognising those exchange differences in other comprehensive income and accumulating them in a separate component of equity under the header of translation reserve. Gains and losses on hedging instruments that are designated as hedges of net investments in foreign operations are also recognised in other comprehensive income and accumulated in a separate component of equity under the header of translation reserve.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

27	OTHER RESERVES (cont’d)

Merger reserve

This represents the residual differences between the ‘Parent invested capital’ and the Company’s ‘share capital’ as a result of the Spin-off (Note 2.2).

28	REVENUE

A disaggregation of the Group’s revenue for the year based on timing of revenue recognition is as follows:

	2018	2017	2016
	US$’000	US$’000	US$’000

Over time:
Charter hire	135,027	128,355	97,322
Freight revenue	168,828	257,614	256,801
Vessel revenue	303,855	385,969	354,123

Management fees	5,676	5,252	4,178
Miscellaneous	820	574	956
Other	6,496	5,826	5,134

At a point in time:
Sale of ships	8,477	17,155	12,275
Sale of bunkers and other consumables	190	572	-
Ship sales	8,667	17,727	12,275

	319,018	409,522	371,532

Management expects that 100% of the transaction price allocated to the unsatisfied contracts as of 31 December 2018 will be recognised as revenue during the next reporting period. The Group applies the practical expedient in paragraph 121 of IFRS 15 and does not disclose information about remaining performance obligations that have original expected durations of one year or less.

29	SEGMENT INFORMATION

The information reported to the Group’s chief operating decision maker, who are directors of the Group, for the purpose of resource allocation and assessment of segment performance is provided based on the six operating segments within the two businesses of the Group, which are also reportable segments of the Group:

a.	In the drybulk carrier business, the Group operates a diversified fleet of owned, long-term chartered and joint-venture dry-bulk vessels across the world. The Group operates this business with a focus on the categories of vessels – namely Handysize and Supramax, with all others businesses within this business categorized as Others. Accordingly, the reportable segments of the drybulk business are: Handysize; Supramax and Others.

b.	In the tanker business, the Group operates a diversified fleet of owned, long-term chartered and joint-venture liquid-bulk vessels across the world. The Group operates this business with a focus on the categories of vessels – namely MR Tankers and Small Tankers, with all other businesses within this business categorized as Others. Accordingly, the reportable segments of the tanker business are: MR Tankers; Small Tankers and Others.

The reportable segments of the Group have been identified on a primary basis by the business segment which is representative of the internal reporting used for management purposes, including the chief operating decision maker, as well as the source and nature of business risks and returns.

Joint-ventures financial information are included within the segment information on a proportionate consolidation basis as the Group’s chief operating decision maker reviews them together with the entities of the Group. Accordingly, joint-ventures’ proportionate financial information are adjusted out to reconcile to the consolidated and combined financial statements in the ‘Adjustments’ column.

Segment profit (i.e. Gross (loss)/profit) represents the profit earned by each segment without allocation of central administration costs and directors’ salaries. This is the measure reported to the Group’s chief operating decision maker for the purposes of resource allocation and assessment of segment performance.

Group activities that do not relate to the above two segments are accumulated in the ‘Unallocated’ segment financial information. Revenue reported in the segments represents revenue generated from external customers. There were no inter-segment sales in 2018, 2017 and 2016.

For the purpose of monitoring segment performance and allocating resources between segments, the chief operating decision maker monitors the tangible, intangible and financial assets at the consolidated and combined Group level.

It is not practical to report revenue or non-current assets on a geographical basis due to the international nature of the shipping market.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

29	SEGMENT INFORMATION (cont’d)

For the years ended 31 December 2018 and 2017, no customers accounted for 10% or more of our drybulk business revenues and for the year ended 31 December 2016, one customer accounted for 10% or more of our drybulk business revenues in the amount of approximately $40.9 million. For the year ended 31 December 2018, three customers accounted for 10% or more of our tankers business revenues in amounts of approximately $17.3 million, $14.3 million and $6.3 million. For each of the years ended 31 December 2017 and 2016, four customers accounted for 10% or more of tankers business revenues, in the amounts of approximately $17.8 million, $15.7 million, $10.9 million and $8.9 million in 2017 and $33.2 million, $12.3 million, $9.9 million and $9.1 million in 2016. Each of the foregoing with respect to the drybulk carrier business and tankers business has been calculated excluding revenues attributable to the OACL and Unicorn Bunker businesses, respectively, which were sold in the first quarter of 2018.

The accounting policies of the segments are the same as the Group’s accounting policies as described in Note 2.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

29	SEGMENT INFORMATION (cont’d)

The following is an analysis of the Group’s revenue, results and additions to non-current assets by segment:

2018

	Drybulk Carrier Business				Tanker Business				Unallocated			Consolidated
	Handysize	Supramax	Others	Total	MR Tanker	Small Tanker	Others	Total	Total	Total	Adjustments	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Vessel revenue	116,372	146,097	1,218	263,687	37,911	17,395	5,183	60,489	-	324,176	(20,321)	303,855
Ship sale revenue	8,667	-	-	8,667	-	3,780	-	3,780	-	12,447	(3,780)	8,667
Other	1,670	1,225	1,060	3,955	-	-	1,133	1,133	-	5,088	1,408	6,496
Total revenue	126,709	147,322	2,278	276,309	37,911	21,175	6,316	65,402		341,711	(22,693)	319,018

Voyage expenses	(57,707)	(71,087)	41	(128,753)	(7,966)	(3,463)	-	(11,429)	-	(140,182)	(11,523)	(151,705)
Vessel operating costs	(26,514)	(3,405)	1,670	(28,249)	(11,313)	(8,960)	1,036	(19,237)	-	(47,486)	14,829	(32,657)
Charter hire costs	(16,091)	(69,428)	(1,468)	(86,987)	(16,090)	-	-	(16,090)	-	(103,077)	2,429	(100,648)
Depreciation and amortisation	(9,016)	(2,716)	-	(11,732)	(3,157)	(1,738)	(2,268)	(7,163)	-	(18,895)	4,801	(14,094)
Cost of ship sale	(7,676)	-	-	(7,676)	-	(3,784)	-	(3,784)	-	(11,460)	3,785	(7,675)
Other	(550)	24	859	333	(1,269)	(697)	(2)	(1,968)	-	(1,635)	489	(1,146)
Costs of sales	(117,554)	(146,612)	1,102	(263,064)	(39,795)	(18,642)	(1,234)	(59,671)		(322,735)	14,810	(307,925)

Gross profit (loss)	9,155	710	3,380	13,245	(1,884)	2,533	5,082	5,731		18,976	(7,883)	11,093

Operating (loss) profit	1,758	(5,993)	271	(3,964)	(7,368)	(922)	8,075	(215)	(6,195)	(10,374)	(4,110)	(14,484)
Interest income	1,196	1,190	2	2,388	536	258	42	836	-	3,224	563	3,787
Interest expense	(4,985)	(1,764)	-	(6,749)	(3,249)	(921)	(1,104)	(5,274)	-	(12,023)	5,506	(6,517)
Share of losses of joint ventures	-	-	-	-	-	-	-	-	-	-	(454)	(454)
Impairment loss recognised on financial assets	(16)	(8)	-	(24)	(37)	(21)	(3)	(61)	-	(85)	(1,498)	(1,583)
Taxation	113	(131)	(1)	(19)	158	262	(1,785)	(1,365)	-	(1,384)	(5)	(1,389)
(Loss) profit for the year	(1,934)	(6,706)	272	(8,368)	(9,960)	(1,344)	5,225	(6,079)	(6,195)	(20,642)	2	(20,640)

Impairment loss on ships	-	-	-	-	1,262	1,600	-	2,862	-	2,862	(2,862)	-
Capital expenditure	26,690	6,629	307	33,626	-	815	54	869	-	34,495	(1,776)	32,719

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

29	SEGMENT INFORMATION (cont’d)

2017

	Drybulk Carrier Business				Tanker Business				Unallocated			Combined
	Handysize	Supramax	Others	Total	MR Tanker	Small Tanker	Others	Total	Total	Total	Adjustments	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Vessel revenue	118,262	156,517	56,644	331,423	42,561	22,740	14,186	79,487		410,910	(24,941)	385,969
Ship sale revenue	6,830	-	-	6,830	10,897	-	-	10,897		17,727	-	17,727
Other	1,639	911	1,068	3,618	(151)	-	958	807		4,425	1,401	5,826
Total revenue	126,731	157,428	57,712	341,871	53,307	22,740	15,144	91,191		433,062	(23,540)	409,522

Voyage expenses	(59,004)	(76,497)	(11,574)	(147,075)	(7,555)	(3,725)	-	(11,280)		(158,355)	(8,569)	(166,924)
Vessel operating costs	(26,546)	(3,302)	(1,020)	(30,868)	(13,267)	(9,488)	(3,072)	(25,827)		(56,695)	15,858	(40,837)
Charter hire costs	(22,773)	(73,336)	(14,054)	(110,163)	(16,257)	(2,148)	-	(18,405)		(128,568)	820	(127,748)
Depreciation and amortisation	(10,642)	(2,648)	(4)	(13,294)	(6,476)	(2,324)	(4,073)	(12,873)		(26,167)	8,192	(17,975)
Cost of ship sale	(5,339)	-	-	(5,339)	(12,221)	-	-	(12,221)		(17,560)	-	(17,560)
Other	341	(124)	(14,957)	(14,740)	(756)	(864)	(278)	(1,898)		(16,638)	274	(16,364)
Costs of sales	(123,963)	(155,907)	(41,609)	(321,479)	(56,532)	(18,549)	(7,423)	(82,504)		(403,983)	16,575	(387,408)

Gross profit	2,768	1,521	16,103	20,392	(3,225)	4,191	7,721	8,687		29,079	(6,965)	22,114

Operating (loss) profit	(20,039)	(3,109)	15,948	(7,200)	(22,203)	(9,372)	6,724	(24,851)	(4,481)	(36,532)	(8,724)	(45,256)
Interest income	2,052	2,048	1,562	5,662	320	215	376	911		6,573	591	7,164
Interest expense	(5,158)	(2,218)	(53)	(7,429)	(2,583)	(600)	(1,361)	(4,544)		(11,973)	5,425	(6,548)
Share of losses of joint ventures	-	-	-	-	-	-	-	-		-	(12,946)	(12,946)
Taxation	(250)	(240)	(2,410)	(2,900)	316	510	(1,693)	(867)		(3,767)	541	(3,226)
(Loss) profit for the year	(23,395)	(3,519)	15,047	(11,867)	(24,150)	(9,247)	4,046	(29,351)	(4,481)	(45,699)	(15,113)	(60,812)
Impairment loss on net assets of disposal group	-	-	5,092	5,092	-	-	-	-	-	5,092	-	5,092
Impairment loss on goodwill and intangible assets	-	-	-	-	3,902	5,853	-	9,755	2,364	12,119	-	12,119
Impairment loss on ships	14,174	-	-	14,174	13,149	4,857	-	18,006	-	32,180	(15,677)	16,503
Capital expenditure	4,148	4,574	1,172	9,894	2,287	20	985	3,292	-	13,186	(6,756)	6,430

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

29	SEGMENT INFORMATION (cont’d)

2016

	Drybulk Carrier Business				Tanker Business				Unallocated			Combined
	Handysize	Supramax	Others	Total	MR Tanker	Small Tanker	Others	Total	Total	Total	Adjustments	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Vessel revenue	97,239	116,171	76,643	290,053	48,672	22,561	15,721	86,954	-	377,007	(22,884)	354,123
Ship sale revenue	-	-	-	-	12,277	-	-	12,277	-	12,277	(2)	12,275
Other	1,670	905	927	3,502	(859)	-	1,118	259	-	3,761	1,373	5,134
Total revenue	98,909	117,076	77,570	293,555	60,090	22,561	16,839	99,490	-	393,045	(21,513)	371,532

Voyage expenses	(53,362)	(56,009)	(20,657)	(130,028)	(5,019)	(3,454)	(113)	(8,586)	-	(138,614)	(2,133)	(140,727)
Vessel operating costs	(27,046)	(2,482)	862	(28,666)	(13,768)	(9,581)	(3,979)	(27,328)	-	(55,994)	13,083	(42,911)
Charter hire costs	(16,579)	(59,598)	(22,500)	(98,677)	(17,682)	(3,600)	-	(21,282)	-	(119,959)	(1,121)	(121,080)
Depreciation and amortisation	(11,988)	(1,860)	(23)	(13,871)	(7,778)	(1,369)	(3,698)	(12,845)	-	(26,716)	6,910	(19,806)
Cost of ship sale	-	-	-	-	(13,351)	-	-	(13,351)	-	(13,351)	-	(13,351)
Other	(409)	1,436	(26,943)	(25,916)	(1,030)	(830)	(609)	(2,469)	-	(28,385)	525	(27,860)
Costs of sales	(109,384)	(118,513)	(69,261)	(297,158)	(58,628)	(18,834)	(8,399)	(85,861)	-	(383,019)	17,284	(365,735)

Gross (loss) profit	(10,475)	(1,437)	8,309	(3,603)	1,462	3,727	8,439	13,628	-	10,026	(4,229)	5,797

Operating (loss) profit	(20,058)	(8,869)	(3,727)	(32,654)	(8,799)	1,801	7,164	166	(2,804)	(35,292)	(1,457)	(36,749)
Interest income	1,321	1,327	1,159	3,807	276	227	359	862	-	4,669	591	5,260
Interest expense	(4,531)	(1,397)	(91)	(6,019)	(2,477)	(498)	(243)	(3,218)	-	(9,237)	4,338	(4,899)
Share of losses of joint ventures	-	-	-	-	-	-	-	-	-	-	(3,472)	(3,472)
Taxation	(1,459)	(1,498)	(2,755)	(5,712)	1,884	1,499	(1,520)	1,863	-	(3,849)		(3,849)
(Loss) profit for the year	(24,727)	(10,437)	(5,414)	(40,578)	(9,116)	3,029	5,760	(327)	(2,804)	(43,709)	-	(43,709)

Impairment loss on ships	4,425	-	-	4,425	8,200	-	-	8,200	-	12,625	-	12,625
Capital expenditure	8,005	18,024	540	26,569	26,979	2,455	263	29,697	-	56,266	(26,711)	29,555

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

30	OTHER OPERATING INCOME

	2018	2017	2016
	US$’000	US$’000	US$’000

Foreign exchange gain	7,132	3,595	4,142
Gain on deemed disposal of previously held joint venture interest	213	-	-
Gain on disposal of business	3,602	-	-
Other operating income	512	1,101	1,545
	11,459	4,696	5,687

31	OTHER OPERATING EXPENSES

	2018	2017	2016
	US$’000	US$’000	US$’000

Impairment loss on ships (Note 14)	-	16,503	12,625
Impairment loss on goodwill and intangibles	-	12,119	-
Impairment loss on assets of disposal group (Note 39)	-	5,092	-
Loss on disposal of business	347	-	-
Foreign exchange loss	2,871	4,102	4,266
Other operating expenses	2,219	1,382	1,202
	5,437	39,198	18,093

32	INTEREST INCOME

	2018	2017	2016
	US$’000	US$’000	US$’000

Interests on loans to joint ventures (Note 5)	2,573	4,346	2,728
Guarantee fees from related parties (Note 5)	-	325	486
Bank interests	1,214	1,294	1,220
Other interests	-	1,199	826
	3,787	7,164	5,260

33	INTEREST EXPENSE

	2018	2017	2016
	US$’000	US$’000	US$’000

Interest on bank loans	6,139	5,300	3,834
Interest on loans from related parties (Note 5)	-	629	312
Amortisation of upfront fees on bank loans	220	-	-
Guarantee fees to related parties (Note 5)	54	451	514
Other finance cost	104	168	239
	6,517	6,548	4,899

34	LOSS BEFORE TAXATION

Loss before taxation has been arrived at after charging (crediting):

	2018	2017	2016
	US$’000	US$’000	US$’000

Depreciation of ships, dry-docking and plant and equipment (Note 14)	14,094	17,975	19,806
Depreciation of other property, plant and equipment *	180	797	688
Amortisation of intangible assets *	17	908	1,057
Total depreciation and amortisation	14,291	19,680	21,551
Impairment loss net of reversals recognised on financial assets	1,583	18	(3)
Net gain on disposal of businesses	(3,255)	-	-
Gain on deemed disposal of previously held joint venture interest	(213)	-	-
Cost of inventories recognised as expense (included in voyage expenses)	43,119	55,347	51,997
Expense recognised in respect of equity-settled share-based payments	2,297	472	176
Employee benefits expenses (including directors’ remuneration and share based payments)	20,283	19,349	15,691
Cost of defined benefit plan and defined contribution plans included in employee benefits expenses	1,381	1,350	1,226

*	Included in administrative expenses

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

35	INCOME TAX

In December 2004, Grindrod Shipping Pte. Ltd. was granted incentives under the Approved International Shipping Enterprise Incentive (“AIS”) Scheme, with effect from 10 June 2004. The incentives to the company were extended in October 2014, with effect from 10 June 2014. As such, the shipping profits of Grindrod Shipping Pte. Ltd. are exempted from income tax under Section 13F of the Singapore Income Tax Act.  The shipping profits of the subsidiaries incorporated in Singapore are exempted from income tax under Section 13A of the Singapore Income Tax Act.

The tax rate used for the 2018, 2017 and 2016 reconciliations below is the corporate tax rate of 17% payable by corporate entities in Singapore on taxable profits under tax law in that jurisdiction. The corporate taxation rates payable by the South African entities in terms of the tax law in South Africa is 28% (2017: 28% and 2016: 28%).

	2018	2017	2016
	US$’000	US$’000	US$’000
Current tax
In respect of the current year	467	3,694	2,403
Capital gains taxation	1,797	-	-
In respect of prior years	(364)	15	48
	1,900	3,709	2,451
Deferred tax
In respect of the current year	(505)	(421)	1,382
In respect of prior years	(6)	(62)	16
	(511)	(483)	1,398
	1,389	3,226	3,849

The total charge for the year can be reconciled to the accounting loss as follows:

	2018	2017	2016
	US$’000	US$’000	US$’000

Loss before tax	(19,251)	(57,586)	(39,860)

Income tax benefit calculated at corporate rate	(3,273)	(9,790)	(6,776)
Adjusted for:
Effect of income that is exempted from tax	1,619	-	(834)
Effect of expenses that are not deductible in determining taxable profit	2,057	9,632	5,337
Effect of different tax rates of subsidiaries operating in other jurisdictions	(107)	(851)	873
Effect of tax losses disallowed to be brought forward	1,494	4,277	5,185
(Over)underprovision of tax in prior year	(128)	(47)	64
Effect of different tax rate applied for capital gains	(273)	-	-
Withholding tax	-	5	-
	1,389	3,226	3,849

36	DIVIDENDS

On 31 March 2017, an interim dividend of US$334.60 per share, amounting to US$1,674,000 was declared and paid from Grindrod Shipping (South Africa) Pty Ltd to the ultimate holding company at that time, Grindrod Limited.

37	CONTINGENT LIABILITIES

(a)	Guarantee from the Group for a joint venture loan from a financial institution:

Tri-View Shipping Pte. Ltd. (“TVS”), entered into a facility agreement with TVS’ related party, Mitsui & Co. Financial Services (Asia) Ltd (“Lender”) on 17 August 2016 for a credit facility of US$5,800,000.

Mitsui & Co., Ltd (“Mitsui”), the joint venture partner holding 49% of the shares in TVS, provided a guarantee to the Lender for 100% of the loan amount (“Mitsui’s Guarantee”).

In consideration of Mitsui providing Mitsui’s Guarantee, a guarantee facility agreement between Mitsui and the Group was signed on 17 August 2016. The Group shall provide a guarantee fee to Mitsui for 51% of any amounts to be paid by Mitsui under the Mitsui Guarantee.

At 31 December 2018, the outstanding amount relating to the above loan facility was US$2,819,000 (2017: US$4,099,000 and 2016: US5,370,000).

(b)	Financial support from the Grindrod Shipping Pte. Ltd. and its subsidiaries to its joint ventures:

At 31 December 2018, the Group has provided financial support to joint ventures of US$59,613,000 (2017: US$63,222,000), to enable the companies to meet its obligations as and when they fall due for at least 12 months from the date of signing of their respective financial statements for the financial year ended 31 December 2018 and 2017.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

37	CONTINGENT LIABILITIES (cont’d)

(c)	Guarantees from Grindrod Shipping Pte. Ltd. for a joint venture loan from a financial institution

Leopard Tanker Pte. Ltd. (“Leopard Tanker”) entered into a facility agreement with a financial institution for a credit facility of US$138.5 million. The Group has provided a guarantee of up to 50% of the amount loaned and an undertaking to the lender to ensure a minimum working capital balance of US$250,000 for each of the vessels held by Leopard Tanker.

At 31 December 2018, the outstanding amount relating to the above loan facility was US$70,197,000 (2017: US$77,599,000). No provision has been recognised in relation to the guarantee as the management does not view such payout to be probable under IAS 37.

38	LEASES AND SHIP CHARTERS

a)	As Lessor

The Group has chartered out a number of ships under time charter party agreements which are classified as operating leases.  These charters have an average term of one to seven years. Operating lease receipts are recognised in profit or loss during the year as part of revenue.

Note 28 provides details of charter hire revenue earned during the year.

Future minimum charter receipts receivable under non-cancellable operating leases as at 31 December are as follows:

Chartered to third parties

	2018	2017	2016
	US$’000	US$’000	US$’000

Within 1 year	5,183	5,183	11,420
Between two to five years	2,067	17,717	18,828
After five years	-	-	7,337
	7,250	22,900	37,585

b)	As Lessee

The Group has entered into time charter party agreements, classified as operating leases, to charter ships.  These charters have terms of five to 10 years with renewal options included in the contracts.  Operating lease payments are recognised in profit or loss during the year as part of voyage expenses (classified into ‘cost of sales’).

Future minimum lease payments payable under the non-cancellable operating leases as at 31 December are as follows:

	2018	2017	2016
	US$’000	US$’000	US$’000

Within 1 year	50,564	80,350	80,205
Between two to five years	52,884	94,177	143,034
After five years	20,432	6,171	15,984
	123,880	180,698	239,223

	2018	2017	2016
	US$’000	US$’000	US$’000

Minimum lease payments under operating leases recognised as an expense in the year	107,251	148,986	136,350

Office leases
Within 1 year	671	5,596	5,129
Between two to five years	116	19,413	15,333
After 5 years	-	5,779	6,285
	787	30,788	26,747
Residential property leases
Within 1 year	338	236	269
Between two to five years	132	86	48
	470	322	317
Other leases
Within one year	-	159	61
Between two to five years	-	46	1
	-	205	62

The Group has entered into 6 (2017: 3 and 2016: 3) office leases which have a remaining non-cancellable lease term ranging from 3 to 21 months (2017: 3 to 20 months and 2016: 2 to 33 months).

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

38	LEASES AND SHIP CHARTERS (cont’d)

The Group has entered into 8 (2017: 8 and 2016: 8) residential property leases which have a remaining non-cancellable lease term ranging from 12 to 20 months (2017: 2 to 21 months and 2016: 2 to 16 months, respectively). 3 (2017: 3 and 2016: 3) of the residential leases are for directors’ accommodation (Note 5).

39	ASSETS CLASSIFIED AS HELD FOR SALE

	2018	2017
	US$’000	US$’000

Investment in joint ventures (i) (ii)	7,258	-
Net assets of disposal group (iii)	-	33,940
	7,258	33,940

(i)	In 2018, the Group agreed to sell the vessel in Petrochemical Shipping Limited, a joint venture of the Group, and to wind up the joint venture arrangement. The joint venture arrangement is expected to be dissolved during March 2019. The proceeds from the dissolution is expected to exceed the carrying amount of US$7,258,000 and, accordingly no impairment loss has been recognised on the classification to assets classified as held for sale.

(ii)	In 2018, the Group agreed to wind up Leopard Tankers Pte. Ltd., a joint venture of the Group, in such a manner that the Group will purchase two vessels, the Leopard Sun and Leopard Moon. These vessels were subsequently purchased in January 2019 and February 2019 respectively (Note 44). At 31 December 2018, the carrying amount of the investment is US$Nil, and hence no further impairment loss was recognised on the classification to assets classified as held for sale.

(iii)	In 2017, there was a plan to dispose two of GSSA’s businesses to then related companies within the Grindrod Limited Group. Management has assessed the fair value less cost to sell of these non-current assets and disposal groups on the date that they were classified as held for sale and recorded an impairment loss of US$5,092,000. These businesses were subsequently sold on 1 January 2018 (Note 41.1).

The classes of assets and liabilities comprising the disposal group classified as held for sale are as follows:

2017
US$’000
Assets
Cash and bank balances	7,934
Trade receivables	6,106
Other receivables and prepayments	4,707
Due from related parties	17,724
Inventories	1,078
Taxation	301
Ships, property, plant and equipment	16,895
Intangible assets	75
Deferred tax assets	134
Assets classified as held for sale	54,954

Liabilities
Short term borrowings	1,609
Trade and other payables	8,217
Due to related parties	1,014
Taxation	142
Long-term borrowings	6,341
Deferred tax liabilities	3,691
Liabilities directly associated with assets classified as held for sale	21,014

Net assets of disposal group	33,940

40	COMMITMENTS

A subsidiary has entered into shipbuilding contracts for the construction of a two bulk carriers in 2018. Under the terms of the agreements, the subsidiary has committed to payments for these ships under construction. The following has been authorised:

	2018	2017
	US$’000	US$’000

Due within one year	15,833	-
Due within 2 to 5 years	31,665	-
	47,498	-

The expenditure will be financed out of cash resources from operations and bank loans.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

41	DISPOSALS OF BUSINESSES AND ASSET ACQUISITION

41.1 DISPOSALS OF BUSINESSES

In connection with the Spin-Off (Note 1), the Group sold two of its businesses to then related companies within Grindrod Limited. The two businesses are namely, Ocean Africa Container Lines division (“OACL”), a division of GSSA and Unicorn Bunker Services (Pty) Ltd (“Unicorn Bunker”), a subsidiary of GSSA. The sale and purchase agreements were signed on 1 January 2018 and the consideration of the sales was US$20,985,000 (South African Rands 260 million) for OACL and US$15,496,000 (South African Rands 192 million) for UBS, respectively.

Details of the sale of businesses as follows:

2018
US$’000

Total sales consideration	36,481
Carrying amount of net assets sold (1)	(34,289)
Reclassification of translation reserve to profit or loss	1,063
Gain on sale before income tax	3,255

Net cash inflow arising on disposal
Total sales consideration	36,481
Less: Net settlement of amount due to related parties	3,229
Cash consideration received	33,252
Cash and cash equivalents disposed of	(7,934)
25,318

(1)	The carrying amount of US$33,940,000 as at 31 December 2017 as disclosed in Note 39 is different from net assets sold of US$34,289,000 due to adjustments of $349,000 recorded subsequent to the 31 December 2017.

41.2 ACQUISITION OF ASSETS

During the year ended 31 December 2018, the Group acquired additional equity interest in IM Shipping Pte. Ltd. from its joint venture partner which increased its ownership interest from 51% to 100%. IM Shipping Pte Ltd is a vessel owning entity with no process and workforce. The transaction was determined by management to be in substance, an asset acquisition, and not a business combination as defined in IFRS 3 Business Combinations. As part of the transaction, the Group recognised a gain of $213,000 on the deemed disposal of its previously held joint venture interest in profit or loss. The ship acquired and cash and cash equivalents assumed as part of the transaction amounted to $11,000,000 and $952,000 respectively.

42	EARNINGS PER SHARE

	2018	2017	2016
	US$’000	US$’000	US$’000
Loss for the purpose of basic earnings per share
Net loss attributable to the shareholders of the Group	(20,640)	(60,812)	(43,709)
Effect of dilutive potential on ordinary share	-	-	-
Earnings for the purposes of diluted earnings per share	(20,640)	(60,812)	(43,709)

Number of shares	2018	2017	2016
Weighted average number of ordinary shares for the purpose of basic earnings per share (i)	19,063,833	19,063,833	19,063,833

	US$	US$	US$
Basic and diluted loss per share	(1.08)	(3.19)	(2.29)

Impact of changes in accounting policies	Impact on profit for the year from continuing operations	Impact on basic earnings per share	Impact on diluted earnings per share
	31 December 2017	31 December 2017	31 December 2017
	US$’000	US$	US$
Impact of the adoption of IFRS 15	(423)	(0.02)	(0.02)
Impact of the adoption of IFRS 9	(51)	*	*
	(474)	(0.02)	(0.02)

* Amount is less than US$0.01

(i) Basic and diluted loss per share for the year ended 31 December 2017 and 2016 were calculated assuming the number of shares issued as at 18 June 2018 (the date of the Spin-Off) to provide comparative figures to the 2018 results.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

42	EARNINGS PER SHARE (cont’d)

The 743,000 shares granted under 2018 FSP in 2018 are not included in the calculation of diluted loss per share because they are antidilutive for the year ended 31 December 2018. These shares granted under 2018 FSP could potentially dilute basic earnings per share in the future.

43	GOING CONCERN

The historical consolidated and combined financial information presented has been prepared on the assumption that the Group as a whole will continue to operate as going concerns. The Board of Directors has no reason to believe that the Group will not continue to operate as a going concern.

44	EVENTS AFTER THE REPORTING PERIOD

(a)	On 26 January 2019, the ship, Leopard Sun was purchased from the joint venture (Leopard Tankers Pte. Ltd.) for US$27,000,000 and on the 4 February 2019 the Leopard Moon was purchased from the same entity and for the same amount. The vessels were financed with a new loan facility through NIBC and the funds were used to partially settle the purchase price settlement. The remaining purchase price was settled via the shareholder loan account.

(b)	On 18 February 2019, the ship, Lavela was contracted for sale from the joint venture (Petrochemical Shipping Limited) for US$14,800,000. The vessel has been delivered to the new owners on the 27 March 2019.

(c)	In December 2018, the trustees to the Grindrod Pension Fund, a fund for employees of the Former Parent group, recommended that the portion of the pension fund surplus that related to former or current employees of GSSA should be passed down to the Group. The advisors to the Grindrod Pension Fund recommended that GSSA should be included as a second participating employer of this fund and that GSSA should receive 40% of the Pension Fund Surplus. An amendment to the rules of the Grindrod Pension Fund is required for GSSA to become a participating employer which also requires approval by the Financial Sector Conduct Authority (“FSCA”). Application for a rule amendment was submitted to the FSCA post year end and the Group is yet to receive confirmation that the change has been accepted.

(d)	On 2 April 2019, the ship, IVS Kawana was contracted for sale from the subsidiary (IVS Bulk 462 Pte. Ltd.) for US$7,800,000. The vessel is expected to deliver to the new owners on the 30 April 2019.

