Form 20-F
period 2019-12-31
Grindrod Shipping Holdings Ltd.
filed 2020-06-05
CIK 1725293

UNITED  STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2019

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Tel: (212) 859-8000

Fax: (212) 859-4000

One New York Plaza

New York, New York 10004

United States

Securities registered or to be registered pursuant to Section 12(b) of the Act

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Ordinary shares, no par value	GRIN	NASDAQ Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 18,764,192 ordinary shares (excluding treasury shares)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act: ☐ Yes ☒ No

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or an emerging growth company. See definitions of “large accelerated filer”, “accelerated filer”, and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

RELIANCE ON SEC RELIEF FROM FILING REQUIREMENTS

The Securities and Exchange Commission, or the SEC, issued an order on March 25, 2020, pursuant to Section 36 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, granting conditional exemptions from specified provisions of the Exchange Act and certain rules thereunder (Release No. 34-88465), or the Order. In reliance on the Order, the Company delayed the filing of this annual report on Form 20-F for the fiscal year ended December 31, 2019, or the annual report, originally due on or before April 30, 2020.

The COVID-19 global pandemic has caused disruptions in the Company’s day-to-day activities. In addition to voluntary measures we have chosen to take to protect our staff, which have disrupted our operations, government authorities have at various recent times implemented lockdown or other measures restricting the movement of people, including our staff, who have been restricted from accessing our facilities and, as a result, have been required to work remotely. This impacted the Company’s ability to efficiently perform work related to the audit of its financial statements. The disruption caused by the COVID-19 pandemic on the Company’s operations, and the future uncertainty related thereto, adversely affected the Company’s ability to assess the effect of significant subsequent events and, as a consequence, delayed the completion of the audited consolidated financial statements and other information required to be included in the annual report.

INTRODUCTION

On November 2, 2017, we incorporated as a private company, Grindrod Shipping Holdings Pte. Ltd., in accordance with the laws of the Republic of Singapore for the purpose of acquiring the shipping business from Grindrod Limited, a public company incorporated in accordance with the laws of the Republic of South Africa, or Former Parent. On April 25, 2018, Grindrod Shipping Holdings Pte. Ltd. was converted from a private company to a public company incorporated in accordance with the laws of the Republic of Singapore and it changed its name to Grindrod Shipping Holdings Ltd., or Grindrod Shipping. On June 18, 2018, or the Closing Date, Former Parent sold all of the shares it held in its wholly-owned subsidiaries, Grindrod Shipping Pte. Ltd., or GSPL, and Grindrod Shipping (South Africa) Pty Ltd, or GSSA, to Grindrod Shipping, in exchange for a market related consideration. On the Closing Date, Former Parent made a pro rata distribution to its shareholders that resulted in its shareholders receiving Grindrod Shipping ordinary shares in the same proportion as they held their Former Parent ordinary shares immediately prior to the distribution. We refer to the entire transaction as described above as the Spin-Off.

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

In this annual report all references to “Fleet” mean the 38 vessels we operate (excluding the two vessels currently under construction), listed in “Item 4. Information on the Company—B. Business Overview—Our Fleet”.

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

Voyage expenses. All direct costs associated with operating a vessel between loading and discharge at the relevant ports. These expenses include pool distributions (which consist of net earnings payable to third-party and joint venture owners of vessels in the pools we manage); fuel expenses; port expenses; other expenses and FFAs.

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

These forward-looking statements, including, among others, those relating to our future business prospects, revenue and income, are necessarily estimates and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Accordingly, these forward-looking statements should be considered in light of various important factors, including those set forth in “Item 3. Key Information—Risk Factors” of this annual report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:

•	our future operating or financial results;

•	the strength of world economies, including, in particular, in China and the rest of the Asia-Pacific region;

•	the effects of the COVID-19 pandemic on our operations and the demand and trading patterns for both the drybulk and product tanker markets, and the duration of these effects;

•	cyclicality of the drybulk and tanker markets, including general drybulk and tanker shipping market conditions and trends, including fluctuations in charter hire rates and vessel values;

•	changes in supply and demand in the drybulk and tanker shipping industries, including the market for our vessels;

•	changes in the value of our vessels;

•	changes in our business strategy and expected capital spending or operating expenses, including drydocking, surveys, upgrades and insurance costs;

•	competition within the drybulk and tanker industries;

•	seasonal fluctuations within the drybulk and tanker industries;

•	our ability to employ our vessels in the spot market and our ability to enter into time charters after our current charters expire;

•	general economic conditions and conditions in the oil and coal industry;

•	our ability to satisfy the technical, health, safety and compliance standards of our customers, especially major oil companies and oil producers;

•	the failure of counterparties to our contracts to fully perform their obligations with us;

•	our ability to execute our growth strategy;

•	international political conditions, including additional tariffs imposed by China and the United States;

•	potential disruption of shipping routes due to weather, accidents, political events, natural disasters or other catastrophic events;

•	vessel breakdowns;

•	corruption, piracy, military conflicts, political instability and terrorism in locations where we may operate;

•	fluctuations in interest rates and foreign exchange rates and the uncertainty surrounding the continued existence of the London Interbank Offered Rate, or LIBOR;

•	changes in the costs associated with owning and operating our vessels;

•	changes in, and our compliance with, governmental, tax, environmental, health and safety regulations, including the International Maritime Organization, or IMO 2020, regulations limiting sulfur content in fuels;

•	potential liability from pending or future litigation;

•	our ability to procure or have access to financing, our liquidity and the adequacy of cash flows for our operations;

•	the continued borrowing availability under our debt agreements and compliance with the covenants contained therein;

•	our ability to fund future capital expenditures and investments in the construction, acquisition and refurbishment of our vessels;

•	our dependence on key personnel;

•	our expectations regarding the availability of vessel acquisitions and our ability to buy and sell vessels and to charter-in vessels as planned or at prices we deem satisfactory;

•	adequacy of our insurance coverage;

•	effects of new technological innovation and advances in vessel design;

•	our ability to realize the benefits of the Spin-Off;

•	our ability to operate as an independent entity; and

•	the other factors set out in “Item 3. Key Information—Risk Factors”.

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

Selected Financial Data

The selected historical consolidated and combined financial data set out below as of December 31, 2019 and December 31, 2018 and for the years ended December 31, 2019, December 31, 2018 and December 31, 2017 have been derived from the consolidated and combined audited financial statements included in this annual report. The selected historical consolidated and combined financial data set out below as of December 31, 2017, 2016 and 2015 and for the year ended December 31, 2016 and 2015 have been derived from our audited consolidated and combined financial statements that can be found in the Registration Statement on Form 20-F (Registration No. 001-384401), initially filed with the SEC on March 23, 2018, as amended, or the Registration Statement. The financial statements of the company represent, prior to June 18, 2018, the combined financial statements of GSSA and GSPL and, on and subsequent to June 18, 2018, the consolidated financial statements of Grindrod Shipping as a separate publicly traded company following the Spin-Off. See “Item 5. Operating and Financial Review and Prospects” for additional information. The other financial and operating data presented has been calculated as described in the footnotes to the table below. This table contains certain information regarding TCE per day, vessel operating costs per day and long-term charter-in costs per day, which are non-GAAP measures. For a discussion and reconciliation of these measures, see “Item 5. Operating and Financial Review and Prospects—Non-GAAP Financial Measures”.

	Year Ended December 31,
(In thousands of U.S. dollars, other than per share data)	2019	2018	2017	2016	2015
Summary Consolidated and Combined Statements of Profit or Loss Data
Revenue	$331,046	$319,018	$409,522	$371,532	$434,439
Cost of sales
Voyage expenses	(149,444)	(151,705)	(166,924)	(140,727)	(145,560)
Vessel operating costs	(33,889)	(32,657)	(40,837)	(42,911)	(45,139)
Charter hire costs	(61,668)	(100,648)	(127,748)	(121,080)	(150,595)
Depreciation of ships, drydocking and plant and equipment – owned assets	(17,529)	(14,094)	(17,975)	(19,806)	(26,036)
Depreciation of ships and ship equipment – right-of-use assets	(30,449)	—	—	—	—
Other expenses	(697)	(1,146)	(16,364)	(27,860)	(27,336)
Cost of ship sale	(16,844)	(7,675)	(17,560)	(13,351)	(12,911)
Gross profit	20,526	11,093	22,114	5,797	26,862
Other operating (expense) income	(23,559)	6,022	(34,502)	(12,406)	(65,687)
Administrative expenses	(28,412)	(31,599)	(32,868)	(30,140)	(27,670)
Share of losses of joint ventures	(1,420)	(454)	(12,946)	(3,472)	(18,748)
Impairment loss recognized on financial assets	—	(1,583)	—	—	—
Interest income	1,979	3,787	7,164	5,260	3,101
Interest expense	(11,916)	(6,517)	(6,548)	(4,899)	(4,448)

Loss before taxation	(42,802)	(19,251)	(57,586)	(39,860)	(86,590)
Income tax	(685)	(1,389)	(3,226)	(3,849)	(3,764)
Loss for the year	$(43,487)	$(20,640)	$(60,812)	$(43,709)	$(90,354)
Basic and diluted loss per share	(2.29)	(1.08)	(3.19)	(2.29)	(4.74)

Summary Consolidated Statement of Financial Position Data
Cash and bank balances	$35,553	$35,636	$46,522	$67,711	$75,485
Other current assets	55,946	87,313	140,680	93,112	69,084
Non-current assets	427,568	324,678	319,920	429,331	434,162
Total assets	519,067	447,627	507,122	590,154	578,731
Current liabilities	86,792	56,666	163,249	141,659	166,367
Non-current liabilities	180,337	98,458	24,137	85,400	13,281
Total liabilities	267,129	155,124	187,386	227,059	179,648
Total equity	251,938	292,503	319,736	363,095	399,083

The following table sets forth certain other financial and operating data for key segments(1) of our drybulk carriers and tankers businesses. This data should be read together with “Item 5. Operating and Financial Review and Prospects.”

	Year Ended December 31,
	2019	2018	2017	2016	2015
Other Financial and Operating Data

Drybulk Carriers Business
Handysize Segment Data
Calendar days(2)	6,495	6,704	7,942	7,616	7,877
Available days(3)	6,405	6,565	7,840	7,559	7,762
Operating days(4)	6,352	6,495	7,720	7,460	7,692
Owned fleet operating days(5)	4,546	4,915	5,114	5,190	4,946
Long-term charter in days(6)	—	221	365	1,186	1,093
Short-term charter-in days(7)	1,806	1,359	2,241	1,084	1,653
Fleet utilization(8)	99.2%	98.9%	98.5%	98.7%	99.1%
TCE per day(9)	$7,770	$9,032	$7,675	$5,881	$7,487
Vessel operating costs per day(10)	$5,040	$5,201	$5,034	$5,091	$5,160
Long-term charter-in costs per day(11)	—	$8,600	$8,600	$5,975	$8,299
Supramax/Ultramax Segment Data
Calendar days(2)	6,670	6,401	7,702	7,700	7,952
Available days(3)	6,626	6,345	7,702	7,700	7,952
Operating days(4)	6,601	6,315	7,584	7,654	7,774
Owned fleet operating days(5)	959	704	692	560	75
Long-term charter in days(6)	2,351	2,299	2,524	2,023	1,558
Short-term charter-in days(7)	3,291	3,312	4,368	5,071	6,141
Fleet utilization(8)	99.6%	99.5%	98.5%	99.4%	97.8%
TCE per day(9)	$12,067	$11,878	$10,551	$7,861	$10,232
Vessel operating costs per day(10)	$4,545	$4,641	$4,519	$4,433	$4,297
Long-term charter-in costs per day(11)	$12,650	$12,866	$13,092	$12,974	$13,059

Tankers Business
Medium Range Tankers Segment Data
Calendar days(2)	2,253	2,733	3,055	3,140	3,288
Available days(3)	2,253	2,721	2,999	3,140	3,288
Operating days(4)	2,253	2,660	2,994	3,140	3,271
Owned fleet operating days(5)	1,523	1,587	1,893	1,983	2,014
Long-term charter in days(6)	730	1,073	1,101	1,157	1,257
Short-term charter-in days(7)	—	—	—	—	—
Fleet utilization(8)	100.0%	97.8%	100.0%	100.0%	99.5%
TCE per day(9)	$14,341	$11,258	$11,691	$13,902	$20,569
Vessel operating costs per day(10)	$6,691	$6,888	$6,869	$7,053	$7,458
Long-term charter-in costs per day(11)	$15,300	$14,995	$14,756	$15,283	$15,037
Small Tankers Segment Data
Calendar days(2)	908	1,268	1,469	1,657	2,163
Available days(3)	897	1,234	1,461	1,603	2,136
Operating days(4)	896	1,223	1,461	1,572	2,096
Owned fleet operating days(5)	896	1,223	1,264	1,206	1,366
Long-term charter in days(6)	—	—	197	366	730
Short-term charter-in days(7)	—	—	—	—	—
Fleet utilization(8)	99.9%	99.1%	99.0%	98.1%	98.2%
TCE per day(9)	$12,190	$11,392	$13,014	$12,154	$11,291
Vessel operating costs per day(10)	$6,321	$7,069	$7,427	$7,479	$7,676
Long-term charter-in costs per day(11)	—	—	$10,905	$9,835	$8,042

(1)	Segment results of operations include the proportionate share of joint ventures, which differs from the statements of profit or loss in our consolidated and combined financial statements which account for our investments in joint ventures under the equity method.

(2)	Calendar days: total calendar days the vessels were in our possession for the relevant period.

(3)	Available days: total number of calendar days a vessel is in our possession for the relevant period after subtracting off-hire days for scheduled drydocking and special surveys. We use available days to measure the number of days in a relevant period during which vessels should be available for generating revenue.

(4)	Operating days: the number of available days in the relevant period a vessel is controlled by us after subtracting the aggregate number of days that the vessel is off-hire due to a reason other than scheduled drydocking and special surveys, including unforeseen circumstances. We use operating days to measure the aggregate number of days in a relevant period during which vessels are actually available to generate revenue.

(5)	Owned fleet operating days: the number of operating days in which our owned fleet is operating for the relevant period.

(6)	Long-term charter-in days: the number of operating days in which our long-term charter-in fleet is operating for the relevant period. We regard chartered-in vessels as long-term charters if the period of the charter we initially commit to is 12 months or more. Once we have included such chartered-in vessels in our fleet, we will continue to regard them as part of our fleet until the end of their chartered-in period, including any period that the charter has been extended under an option, even if at a given time the remaining period of their charter may be less than 12 months.

(7)	Short-term charter-in days: the number of operating days for which we have chartered-in third party vessels for durations of less than one year for the relevant period.

(8)	Fleet utilization: the percentage of time that vessels are available for generating revenue, determined by dividing the number of operating days during a relevant period by the number of available days during that period. We use fleet utilization to measure a company’s efficiency in technically managing its vessels.

(9)	TCE per day: vessel revenue less voyage expenses during a relevant period divided by the number of operating days during the period. The number of operating days used to calculate TCE revenue per day includes the proportionate share of our joint ventures’ operating days and includes charter-in days. Please see “Item 5. Operating and Financial Review and Prospects—Non-GAAP Financial Measures” for a discussion of TCE revenue and a reconciliation of TCE revenue to revenue.

(10)	Vessel operating costs per day: vessel operating costs per day represents vessel operating costs divided by the number of calendar days for owned vessels. The vessel operating costs and the number of calendar days used to calculate vessel operating costs per day includes the proportionate share of our joint ventures’ vessel operating costs and calendar days and excludes charter-in costs and charter-in days. Please see “Item 5. Operating and Financial Review and Prospects—Non-GAAP Financial Measures” for a discussion of vessel operating costs per day.

(11)	Long-term charter-in costs per day: charter costs associated with long-term chartered-in vessels divided by long-term charter-in days for the relevant period. Please see “Item 5. Operating and Financial Review and Prospects—Non-GAAP Financial Measures” for a discussion of long-term charter-in costs and its reconciliation to adjusted charter hire costs. That discussion also shows an analysis of adjusted charter hire costs split between long-term charter-in costs and short-term charter-in costs.

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

Negative trends in the global economy that emerged in 2008 continue to adversely affect global economic conditions. In addition, the world economy is currently facing a number of new challenges, including the COVID-19 pandemic and recent turmoil and hostilities in various regions, including Russia, North Korea, the Middle East, including Iran, Iraq, Syria, Egypt and North Africa. The weakness in the global economy has caused, and may cause, a decrease in worldwide demand for certain goods, and, thus, shipping. Additionally, there has historically been a strong link between the development of the world economy and demand for energy, including oil and gas, and other commodities. An extended period of deterioration in the outlook for the world economy could reduce the overall demand for oil and gas and other commodities and for our services. Continuing economic instability could have a material adverse effect on our ability to implement our business strategy.

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

Continued economic slowdown in the Asia Pacific region, particularly in China, may exacerbate the effect on us, as we anticipate a significant number of the port calls made by our vessels and those of our competitors will continue to involve the loading or discharging of drybulk and liquid bulk commodities in ports in the Asia Pacific region. Before the global financial crisis that began in 2008, China had one of the world’s fastest growing economies in terms of GDP, which had a significant impact on shipping demand. The growth rate of China’s GDP is estimated to have decreased to approximately 6.1% for the year ended December 31, 2019 and it continues to remain below pre-2008 levels despite the overall level of demand for seaborne cargoes from China having increased since 2008. It is possible that China and other countries in the Asia Pacific region will continue to experience slowed or even negative economic growth in the future. Moreover, economic slowdown in the economies of the United States, Europe and other Asian countries may further adversely affect economic growth in China and elsewhere. Our business, financial condition, cash flows and results of operations, as well as our future prospects, will likely be materially and adversely affected by a further economic downturn in any of these countries or geographic regions.

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

Outbreaks of epidemic and pandemic diseases, and governmental responses thereto, could adversely affect our business. The COVID-19 pandemic, and measures to contain its spread, have impacted the markets in which we operate and could have a material adverse effect on our business, financial condition, cash flows and results of operations.

The COVID-19 pandemic, and measures to contain its spread, have negatively impacted regional and global economies and trade patterns in markets in which we operate, the way we operate our business, and the businesses of our customers and suppliers. Governments in affected countries are imposing travel bans, quarantines and other emergency public health measures and a number of countries have implemented lockdown measures. Companies, including us, are also taking precautions, such as requiring employees to work remotely, and imposing travel restrictions. These restrictions have had an adverse impact on global economic conditions, resulted in turmoil in the shipping, credit and other markets which affect us, and introduced new risks to our operations, some of which may not yet have become evident to us. As a result of these measures, our vessels may not be able to call on ports, or may be restricted from departing from ports, and the duration of voyages may increase in order to accommodate mandatory minimum periods between port calls which could increase our costs and delay the due date for payment of freight to us. In addition we may experience severe operational disruptions and delays, unavailability of normal port infrastructure and services including limited access to equipment, critical goods and personnel, closure of ports and customs offices, inability to renew or maintain the required classifications of our vessels, difficulty in executing vessel purchases or sales, potential decreases in the market values of vessels and related impairment charges, disruptions to crew change, quarantine of ships and/or crew, counterparty credit strength, limitations on sources of cash and liquidity, noncompliance with covenants in our credit facilities and financing lease obligations, as well as disruptions in the supply chain and industrial production which may lead to reduced cargo supply and/or the demand for such cargo, including oil, and thus to a decline in the demand for our services, among other potential consequences. Ongoing prevention and mitigation measures, and negative economic and trade impacts of the COVID-19 outbreak could materially and adversely affect our future operations, our business, financial condition and cash flows. The extent of the COVID-19 outbreak’s effect on our operational and financial performance will depend on future developments, including the duration, spread and intensity of the outbreak, all of which are uncertain and difficult to predict considering the rapidly evolving situation. As a result, the ultimate severity of the COVID-19 outbreak is uncertain at this time and therefore we cannot predict the impact it may have on our future operations, which impact could be material and adverse.

Charter rates for drybulk carriers are volatile and have declined significantly since their historic highs and may remain at relatively low levels or decrease in the future, which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

The drybulk shipping industry is cyclical with high volatility in charter rates and profitability. The degree of charter rate volatility among different types of drybulk carriers has varied widely; however, the downturn in the drybulk charter market has severely affected the entire drybulk shipping industry and charter rates for drybulk carriers have declined significantly from historically high levels. In the past, time charter and voyage charter rates for drybulk carriers have declined below operating costs of vessels. The Baltic Dry Index, or the BDI, an index of daily average of charter rates for key drybulk routes published by the Baltic Exchange Limited, which has long been viewed as the main benchmark to monitor the movements of the drybulk vessel charter market and the performance of the entire drybulk shipping market, declined approximately 97.5% from its high of 11,793 in May 2008 to 290 on February 10, 2016 and has remained volatile since then. During the year ended December 31, 2019, the BDI fluctuated in a range between 595 and 2,518. As of April 30, 2020, the BDI was 635.

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

Factors that influence demand for drybulk carrier capacity include:

•	supply of and demand for energy resources, commodities, consumer and industrial products;

•	changes in the exploration or production of energy resources, commodities, consumer and industrial products;

•	the location of regional and global production and manufacturing facilities;

•	the location of consuming regions for energy resources, commodities, consumer and industrial products;

•	the globalization of production and manufacturing;

•	global and regional economic and political conditions, including armed conflicts and terrorist activities, embargoes and strikes;

•	disruptions and developments in international trade including additional trade tariffs imposed by China and the United States and the effects of the COVID-19 pandemic and the duration of these effects;

•	the cost of steel and labor;

•	the cost and availability of financing;

•	changes in seaborne and other transportation patterns, including the distance cargo is transported by sea;

•	environmental and other regulatory developments;

•	competition from alternative sources of energy;

•	international sanctions, embargoes, import and export restrictions, nationalizations and wars;

•	currency exchange rates; and

•	weather, natural disasters and other catastrophic events, such as the Vale tailings dam collapse in January 2019 which had an impact on the worldwide iron ore supply, which may disrupt drybulk trading patterns.

Factors that influence the supply of drybulk carrier capacity include:

•	the number of newbuilding orders and deliveries, including slippage in deliveries;

•	the number of shipyards and ability of shipyards to deliver vessels;

•	port or canal congestion;

•	the scrapping rate of older vessels;

•	environmental concerns and regulations including the IMO 2020 regulations;

•	speed of vessel operation;

•	vessel casualties;

•	weather; and

•	the number of vessels that are out of service, namely those that are laid-up, drydocked, awaiting repairs or otherwise not available for hire.

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

The tanker industry is cyclical and volatile in terms of charter rates and profitability. A worsening of current global economic conditions may cause tanker charter rates to decline and thereby adversely affect our ability to employ our vessels or to sell them on the expiration or termination of their employment, or any renewal or replacement employment that we enter into may not be sufficient to allow us to operate our vessels profitably. Fluctuations in charter rates and vessel values result from changes in the supply of and demand for tanker capacity and changes in the supply of and demand for oil and oil products and other liquid bulk cargoes. The factors affecting the supply of and demand for tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. The BCTI, an index of daily average of charter rates for key clean tanker routes published by the Baltic Exchange Limited, which has long been viewed as a main benchmark to monitor the movements of the clean tanker vessel charter market and the performance of the entire clean tanker shipping market, declined approximately 82.3% from its high of 1,955 in December 2000 to 345 in April 2009 and has remained volatile since then. During the year ended December 31, 2019, the BCTI fluctuated in a range between 448 and 1,031. As of April 30, 2020, the BCTI was 1,912.

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

The factors that influence demand for clean tanker capacity include:

•	supply of and demand for energy resources, oil and petroleum products and other liquid bulk cargoes;

•	regional availability of refining capacity and inventories;

•	regional production of liquid bulks such as vegetable oils and chemicals;

•	global and regional economic and political conditions, including armed conflicts, terrorist activities, and strikes and the effects of the COVID-19 pandemic and the duration of these effects;

•	the location of consuming regions for energy resources, commodities, consumer and industrial products;

•	the distance over which oil and oil products and other liquid bulk cargoes are to be moved by sea;

•	the cost of steel and labor;

•	the cost and availability of financing;

•	changes in seaborne and other transportation patterns;

•	environmental and other legal and regulatory developments;

•	weather and natural disasters;

•	competition from alternative sources of energy;

•	currency exchange rates; and

•	international sanctions, embargoes, import and export restrictions, nationalizations and wars.

The factors that influence the supply of tanker capacity include:

•	supply of and demand for energy resources and oil and petroleum products and other liquid bulk cargoes;

•	the number of newbuilding orders and deliveries, including slippage in deliveries;

•	the number of shipyards and ability of shipyards to deliver vessels;

•	the scrapping rate of older vessels;

•	conversion of tankers to other uses;

•	the number of tankers trading crude or “dirty” oil products (such as fuel oil);

•	the number of vessels that are out of service, namely those that are laid up, drydocked, awaiting repairs, used for storage purposes or otherwise not available for hire;

•	environmental concerns and regulations, including the IMO 2020 regulations;

•	geographical oil product and other liquid bulk cargo imbalances (affecting the level of trading activity);

•	developments in international trade, including refinery additions and closures;

•	port or canal congestion;

•	vessel casualties;

•	weather; and

•	speed of vessel operation.

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

Drybulk carrier and tanker values have generally experienced high volatility. Investors can expect the fair market value of our vessels to fluctuate, depending on general economic and market conditions affecting the drybulk and tanker industries and competition from other shipping companies, types and sizes of vessels and other modes of transportation. In addition, as vessels age, they generally decline in value. These factors will affect the value of our vessels for purposes of covenant compliance under the credit facilities and at the time of any vessel sale. If for any reason we sell a vessel at a time when vessel prices have fallen, the sale may be at less than such vessel’s carrying amount on our financial statements, with the result that we could also incur a material loss on the sale and a reduction in earnings and reserves. The carrying values of our vessels may not represent their fair market value at any point in time. At the end of each reporting period and on a continuous basis, if indicators of impairment are present, the carrying amount of tangible and intangible assets is assessed to determine whether there is any indication that those assets may have suffered an impairment loss. We also assess the carrying value of an asset when we have contracted to divest of the asset for any reason, including the age of our vessels, if a joint venture that owns vessels comes to an end in accordance with its terms or if the asset no longer fits into our strategic planning. See “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies”.

An over-supply of drybulk carrier and tanker capacity may prolong or lead to a reduction or depression in drybulk carrier or tanker charter rates, as has happened in the past, and lead to a reduction in the value of our vessels, which may limit our ability to operate our drybulk carriers and tankers profitably.

The market supply of drybulk carriers has increased significantly since the beginning of 2005. As of May 2020, newbuilding orders, which extend to 2022 and beyond, had been placed for approximately 8.1% of the existing global drybulk fleet capacity for drybulk vessels greater than 10,000 dwt, and the orderbook may increase further. Drybulk carrier supply growth has been outpacing drybulk carrier demand growth over the past few years, causing downward pressure on drybulk charter rates. If the capacity of new drybulk carriers delivered exceeds the capacity of drybulk carriers being scrapped, drybulk capacity will increase. Until the new supply is fully absorbed by the market, drybulk charter rates may continue to be under pressure in the near to medium term and this could have a material adverse effect on our business, financial condition, cash flows and results of operations.

The market supply of tankers is affected by a number of factors, such as supply of and demand for energy resources, including oil and petroleum products, supply of and demand for seaborne transportation of such energy resources and other liquid bulk cargoes, and the current and expected purchase orders for newbuildings. If the capacity of new tankers delivered exceeds the capacity of tankers being scrapped and converted to non-trading tankers, global tanker capacity will increase. As of May 2020, the newbuilding oil tanker orderbook, which extends to 2022 and beyond, equaled approximately 7.8% of the existing global oil tanker fleet and the order book may increase further in proportion to the existing global oil tanker fleet. If the supply of tanker capacity increases and if the demand for tanker capacity does not increase correspondingly or declines, charter rates could materially decline. A reduction in charter rates and the value of our vessels could have a material adverse effect on our business, financial condition, cash flows and results of operations. In addition, tankers may be “cleaned up” from “dirty/crude” trades and swapped back into the clean tanker market which would increase the available clean tanker tonnage which may affect the supply and demand balance for clean tankers and could have a material adverse effect on our business, financial condition, cash flows and results of operations.

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

Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or implementation of operational changes, such as the purchase of low-sulfur fuel to comply with the IMO 2020 regulations, and the need for such actions may affect the resale value or useful lives of our vessels. These costs could have a material adverse effect on our business, financial condition, cash flows and results of operations, or our ability to offer competitive charter rates. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Because such conventions, laws, and regulations are often revised, we cannot predict the ultimate cost of complying with them or the impact thereof on the fair market values or useful lives of our vessels. Additional conventions, laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our operations. For example, the International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention, adopted by the IMO in February 2004, calls for the phased introduction of mandatory reducing living organism limits in ballast water over time (as discussed further below). In order to comply with these living organism limits, vessel owners may have to install expensive ballast water treatment systems or make port facility disposal arrangements and modify existing vessels to accommodate those systems. The BWM Convention entered into force on September 8, 2017 and while we believe that our vessels have been or will be fitted with systems that will comply with the standards, we cannot be assured that these systems will be approved by the regulatory bodies of every jurisdiction in which we may wish to conduct our business. If they are not approved it could have a materially adverse impact on our business, financial condition, cash flows and results of operations depending on the available ballast water treatment systems and the extent to which existing vessels must be modified to accommodate such systems, the direct costs thereof and the time our vessels may be off hire to effect such modifications.

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

Past terrorist attacks, as well as the threat of future terrorist attacks around the world, continue to cause uncertainty in the world’s financial markets and may affect our business, operating results and financial condition. Continuing conflicts and recent developments in Russia, North Korea, the Middle East, including Iran, Iraq, Syria, Egypt and North Africa, and the presence of the United States or other armed forces in the Middle East, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. Recently, government leaders have declared that their countries may turn to trade barriers to protect or revive their domestic industries in the face of foreign imports. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. War in a country in which a material supplier, including crew supply services, or customer of ours is located could impact that supply to us or our ability to earn revenue from that customer. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea, the Gulf of Aden off the coast of Somalia and West Africa. Restrictions on imports, including in the form of tariffs, as discussed further below, have had and could have a major impact on global trade and demand for shipping. Please also refer to “—Outbreaks of epidemic and pandemic diseases, and governmental responses thereto, could adversely affect our business. COVID-19, and measures to contain its spread, have impacted the markets we operate in and could have a material adverse effect on our business, financial condition, cash flows and results of operations.” above. Any of these occurrences could have a material adverse effect on our business, financial condition, cash flows and results of operations.

An increase in trade protectionism and the unraveling of multilateral trade agreements could have a material adverse impact on our charterers’ business and, in turn, could cause a material adverse impact on our results of operations, financial condition and cash flows.

Our operations expose us to the risk that increased trade protectionism will adversely affect our business. Recently, government leaders have declared that their countries may turn to trade barriers to protect or revive their domestic industries in the face of foreign imports, thereby depressing the demand for shipping. The United Kingdom left the European Union on January 31, 2020, and its international trade arrangements with the European Union and other trade partners may change. In the United States, the current administration has created significant uncertainty about the future relationship between the United States and other exporting countries, including with respect to trade policies, treaties, government regulations and tariffs. The U.S. presidential administration has stated that it rejects multilateral trade agreements in favor of bilateral relations and purports to seek more favorable terms in its dealings with its trade partners. The U.S. administration has in certain instances resorted to aggressive tactics, such as the imposition of punitive tariffs, in order to achieve these goals.

Restrictions on imports, including in the form of tariffs, has had and could continue to have a major impact on global trade and demand for shipping. Specifically, increasing trade protectionism in the markets that our charterers serve may cause an increase in (i) the cost of goods exported from exporting countries such as China and Mexico, (ii) the length of time required to deliver goods from exporting countries, (iii) the costs of such delivery and (iv) the risks associated with exporting goods. These factors may result in a decrease in the quantity of goods to be shipped. Protectionist developments, or the perception they may occur, may have a material adverse effect on global economic conditions, and has and may continue to significantly reduce or otherwise impact global trade, including trade between the United States and China. These developments would have an adverse impact on our charterers’ business, operating results and financial condition. This could, in turn, affect our charterers’ ability to make timely charter hire payments to us and impair our ability to renew charters and grow our business. This could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows

Acts of piracy on ocean-going vessels may have a material adverse effect on our business, financial condition, cash flows and results of operations.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean, in the Gulf of Aden off the coast of Somalia and, in more recent times, the Gulf of Guinea. Sea piracy incidents continue to occur, particularly in the Gulf of Aden off the coast of Somalia, in the Gulf of Guinea and the west coast of Africa, with drybulk carriers and tankers particularly vulnerable to such attacks. Acts of piracy may result in death or injury to persons or damage to property. If these piracy attacks result in regions in which our vessels are deployed being characterized as “war risk” zones by insurers or by the Joint War Committee of Lloyds Insurance and IUA Company, or Joint War Committee, as “war and strikes” listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs of employing on-board security guards, could increase in such circumstances. In some circumstances where one of our vessels is chartered-out or on time charter, the time charterer may have limited liability for charter payments in the event of an act of piracy and may also claim that a vessel seized by pirates is not “on-hire” for a certain number of days and that they are therefore entitled to cancel the charter party, a claim that we would dispute. Voyage charterers do not bear any of the liability relating to acts of piracy except for possible contributions in general average. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on our business, financial condition, cash flows and results of operations. In addition, any hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability, of insurance for our vessels, could have a material adverse effect on our business, financial condition, cash flows and results of operations.

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

In addition, the purchase of more costly fuels for our vessels to comply with IMO 2020 regulations limiting sulfur content in fuels could negatively affect our business to the extent we are unable to recover the higher costs from our customers, though it is not yet possible to ascertain material trends in the effect the IMO 2020 regulations are having on the market.

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

Furthermore, the operation of certain vessel types, such as drybulk carriers, also has certain unique risks. With a drybulk carrier, the cargo itself and its interaction with the vessel can be an operational risk. By their nature, drybulk cargoes are often heavy, dense, easily shifted, and react badly to water exposure. In addition, drybulk carriers are often subjected to battering treatment during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold) and small bulldozers. This treatment may cause damage to the vessel. Vessels damaged due to treatment during unloading procedures may be more susceptible to breach at sea. Hull breaches in drybulk carriers may lead to the flooding of the vessel’s holds. If a drybulk carrier suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessel’s bulkheads, leading to the loss of a vessel. If we are unable to adequately maintain our vessels, we may be unable to prevent these events. Other bulk cargoes will include a certain amount of moisture and may “liquefy” under certain conditions which can cause the cargo to shift, render the vessel unstable and cause it to sink or suffer damage. Any of these circumstances or events could have a material adverse effect on our business, financial condition, cash flows and results of operations. In addition, the loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator.

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

In certain jurisdictions, an extensive range of claims may give rise to maritime liens, such as claims by suppliers of goods and services to a vessel and cargo claims, and maritime liens against a vessel maybe granted for claims against the time charterer of that vessel. The holder of a maritime lien is entitled to enforce the claim against the vessel notwithstanding that the claim may be against another party that has an interest in the vessel. In addition, in some jurisdictions, such as South Africa under the “associated ship” procedures, a claimant may arrest either the vessel that is subject to the claimant’s maritime claim or any “associated” vessel, which is any other vessel owned by the same owner or is owned by a company that is controlled, directly or indirectly by any person or persons through the owning company or the chartering company, whomever was liable, at the time the claim arose.

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

On October 13, 2017, President Trump declined to certify Iran’s compliance with the JCPOA. On January 12, 2018, President Trump announced that the United States did not intend to renew its sanctions waivers under the JCPOA when the waivers next expire on May 12, 2018 unless significant changes were made to the JCPOA. On May 8, 2018, President Trump announced that the United States would withdraw from the JCPOA and begin the process of reimposing sanctions that were waived under the JCPOA. The United States determined that these sanctions would be reimposed in two tranches. One set of sanctions was reimposed after a 90-day wind down period that ended August 6, 2018, and the remainder was reimposed after a 180-day wind down period that ended November 4, 2018. All sanctions that were suspended or waived under the JCPOA, including those under CISADA and the Iran Threat Reduction Act, have been in force since November 5, 2018 at the latest. The secondary sanctions related to Iran’s petroleum and petrochemical sectors, energy sector, and port operators, shipping, and shipbuilding sectors were reimposed after the 180-day wind down period that ended November 4, 2018. Since such time, Iran has breached certain of its undertakings in the JCPOA, although the remaining parties to the JCPOA all continue formally to be participants in the JCPOA. On February 21, 2020, Iran was placed on the blacklist of High-Risk Jurisdictions subject to a Call for Action by the Financial Action Task Force (“FATF”).

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

A substantial number of our drybulk carriers and tankers are currently employed in either the spot market or in spot market-oriented drybulk and tanker pools, some of which are managed by third parties. This exposes us to fluctuations in spot rates. During the year ended December 31, 2019, we earned a substantial portion of our revenue from spot market-oriented pools and spot market charters. The spot market may fluctuate significantly based upon drybulk carrier, tanker, cargo, energy resources, commodities, industrial products and oil supply and demand. The successful operation of our vessels in the competitive spot charter market, depends on, among other things, obtaining profitable spot contracts and minimizing, to the extent possible, time spent waiting for employment and time spent traveling unemployed to a demand area. The spot market is very volatile, and, in the past, there have been periods when spot market rates have declined below the operating cost of vessels. If future spot market rates decline, then we may be unable to operate our vessels trading in the spot market profitably, meet our obligations, including payments on indebtedness, or pay dividends in the future. Furthermore, as spot charters may last up to several weeks, during periods in which spot rates are rising we will generally experience delays in realizing the benefits from such increases.

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

At December 31, 2019, we had vessels of $303.6 million in total on our consolidated and combined statements of financial position, representing approximately 120% of our shareholders’ equity.

At the end of each reporting period, and on a continuous basis, if indicators of impairment are present, the carrying amount of tangible and intangible assets is assessed to determine whether there is any indication that those assets may have suffered an impairment loss. We also assess the carrying value of an asset when we have contracted to divest of the asset for any reason, including the age of our vessels, if a joint venture that owns vessels comes to an end in accordance with its terms or if the asset no longer fits into our strategic planning. During 2016, we recorded an impairment loss of approximately $12.6 million relating to the reduction of the carrying value of our vessels based on value in use calculations. The impairments were largely due to the depressed charter rates and vessel values as a result of an oversupply of vessel capacity. During the year ended December 31, 2017, we impaired the vessels to the extent of $16.5 million because we determined certain vessels were likely to be sold as they no longer fit into our strategic planning, and during 2018 one of our 50% held joint ventures impaired its vessels by $5.7 million when it determined to sell them. During the year ended December 31, 2019, we impaired vessels to the extent of $15.4 million as we contracted to sell them, we impaired a handysize vessel where the recoverable amount was below the carrying value to the extent of $1.6 million and we impaired right-of-use assets to the extent of $2.3 million where the recoverable amount was below the carrying value.

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

For the years ended December 31, 2019, 2018 and 2017, no customers accounted for 10% or more of our drybulk business revenue, and for the year ended December 31, 2016, one customer accounted for 10% or more of our drybulk business revenue in the amount of approximately $40.9 million. For the year ended December 31, 2019, five customers accounted for 10% or more of our tankers business revenue in amounts of approximately $21.2 million, $15.5 million, $8.5 million, $7.9 million and $7.4 million, respectively. For the year ended December 31, 2018, three customers accounted for 10% or more of our tankers business revenue in amounts of approximately $17.3 million, $14.3 million and $6.3 million, respectively. For each of the years ended December 31, 2017, and 2016, four customers accounted for 10% or more of tankers business revenue, in the amounts of approximately $17.8 million, $15.7 million, $10.9 million and $8.9 million, respectively, in 2017, and $33.2 million, $12.3 million, $9.9 million and $9.1 million, respectively, in 2016. Each of the foregoing with respect to the drybulk carrier business and tankers business has been calculated excluding revenue attributable to the OACL and Unicorn Bunker businesses, respectively, which were sold on January 1, 2018. The loss of any of our significant customers, a customer’s failure to make payments or perform under any of the applicable contracts, a customer’s termination of any of the applicable contracts, or a decline in payments under the contracts could have a material adverse effect on our business, financial condition, cash flows and results of operations. Our contracts are governed by the law of a number of jurisdictions and provide for a variety of dispute resolution mechanisms and arbitration proceedings. There can be no assurance that we would be able to enforce any judgments against these charterers in jurisdictions where they are based or have their primary assets and operations. Even after a charter contract is entered, charterers may terminate charters early under certain circumstances.

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

Our Fleet consists of 25 owned drybulk carriers, six long-term chartered-in drybulk carriers (excluding two under construction), five owned tankers and two long-term chartered-in tankers. One of our principal strategies is to continue to grow by expanding our operations while prioritizing risk management and balance sheet flexibility, and we may, in the future, increase the size of our Fleet through acquisitions. Our future growth will primarily depend upon a number of factors, some of which may not be within our control. These factors include our ability to:

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

Grindrod Shipping is a holding company and depends on the ability of its subsidiaries to distribute funds to it in order to satisfy its financial obligations and to make dividend payments.

Grindrod Shipping is a holding company and its subsidiaries conduct all of its operations and own all of its operating assets. Grindrod Shipping has no significant assets other than the equity interests in and loans to its subsidiaries. As a result, its ability to satisfy its financial obligations and to pay dividends to its shareholders depend on its subsidiaries and their ability to distribute funds to it. If Grindrod Shipping is unable to obtain funds from its subsidiaries, its board of directors may exercise its discretion not to declare or pay dividends.

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

In order to fund our capital expenditures, we may be required to incur borrowings or raise capital through the sale of debt or equity securities. Our ability to borrow money and access the capital markets through future offerings may be limited by a number of factors, including:

•	our financial performance;

•	our credit ratings or absence of a credit rating as a stand-alone company;

•	the liquidity of the overall capital markets;

•	the state of the Singapore, South African, United States and global economies;

•	general economic conditions and other contingencies and uncertainties that are beyond our control; and

•	the state of the drybulk and tanker industries.

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

However, these alternative financing plans, if necessary, may not be sufficient to allow us to meet our debt obligations. In addition, our 30 owned vessels are pledged as collateral to secure our various debt obligations. If we are unable to meet our debt and other financing, lenders could elect to declare that debt, together with accrued interest and fees, to be immediately due and payable and proceed against the collateral vessels securing that debt or other assets.

We are exposed to volatility in LIBOR and may selectively enter into derivative contracts, which can result in higher than market interest rates and charges against our income.

The loans under our credit facilities are generally advanced at a floating rate based on LIBOR, which was volatile in prior years and may rise in the future. LIBOR can affect the amount of interest payable on our debt, which, in turn, could have an adverse effect on our earnings and cash flow. Our financial condition could be materially adversely affected as we have not entered into interest rate hedging arrangements to hedge our exposure to the interest rates applicable to our credit facilities and may not enter into interest rate hedging arrangements for these or any other financing arrangements we may enter into in the future, including those we may enter into to finance a portion of the amounts payable with respect to newbuildings or acquisitions.

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

As noted above, the loans under our credit facilities are generally advanced at a floating rate based on LIBOR. LIBOR has been the subject of recent national, international and other regulatory guidance and proposals for reform. These reforms and other pressures are anticipated to cause LIBOR to cease being published from the end of 2021 and until such time may cause LIBOR to perform differently than in the past. The consequences of these developments cannot be entirely predicted, but could include an increase in the cost of our variable rate indebtedness and obligations. In July 2017, the Chief Executive of the United Kingdom Financial Conduct Authority, which regulates LIBOR, announced its intent to stop persuading or compelling banks to submit rates for the calculation of LIBOR to the administrator of LIBOR after 2021. This and other announcements indicate that the publication of LIBOR as currently constructed should be expected to cease after 2021. Further, the viability of Secured Overnight Financing Rate, or SOFR, as an alternative reference rate and the availability and acceptance of other alternative reference rates are unclear and also may have adverse effects on market rates of interest and the value of securities and other financial arrangements. These uncertainties, proposals and actions to resolve them, and their ultimate resolution also could negatively impact our funding costs, loan and other asset values, asset-liability management strategies, and other aspects of our business and financial results. No assurance can be provided that the uncertainties around LIBOR or their resolution will not adversely affect the use, level, and volatility of our loans under our credit facilities generally advanced at a floating rate based on LIBOR.

We are leveraged, which could significantly limit our ability to execute our business strategy and we may be unable to comply with our covenants in our credit facilities that impose operating and financial restrictions on us, which could result in a default under the terms of these agreements.

As of December 31, 2019, we had $165.2 million of outstanding indebtedness under our credit facilities and other borrowings and in the first quarter of 2020 we increased our credit facilities through two new facilities totaling $127.3 million in respect of vessels owned by IVS Bulk and we entered into a new credit facility for $35.8 million in connection with the purchase of an additional interest in IVS Bulk.

Our credit facilities impose operating and financial restrictions on us that limit our ability, or the ability of our subsidiaries party thereto, among other things, to:

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

In addition, our credit facilities require us to maintain specified financial ratios and satisfy financial covenants, including ratios and covenants based on the market value of the vessels in our Fleet. Should our charter rates or vessel values materially decline in the future or for other reasons, we may seek to obtain waivers or amendments from our lenders with respect to such financial ratios and covenants, or we may be required to take action to reduce our debt or to act in a manner contrary to our business objectives to meet any such financial ratios and satisfy any such financial covenants.

Events beyond our control, including changes in the economic and business conditions in the shipping markets in which we operate, may affect our ability to comply with these covenants. We cannot assure you that we will meet these ratios or satisfy these covenants or that our lenders will waive any failure to do so or amend these requirements. A breach of any of the covenants in, or our inability to maintain the required financial ratios under, our credit facilities would prevent us from borrowing additional money under our credit facilities and could result in a default under our credit facilities. If a default occurs under our credit facilities, the lenders could elect to declare the outstanding debt, together with accrued interest and other fees, to be immediately due and payable and foreclose on the collateral securing that debt, which could constitute all or substantially all of our assets. Additionally, if not repaid the interest rate on the outstanding debt can be increased. Moreover, in connection with any waivers or amendments to our credit facilities that we may obtain, our lenders may impose additional operating and financial restrictions on us or modify the terms of our existing credit facilities including an increase in the interest rate. These restrictions may further restrict our ability to, among other things, pay dividends, repurchase our ordinary shares, make capital expenditures, or incur additional indebtedness.

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

Our drybulk carrier and tankers businesses are dependent upon our relationships with local shipping agents operating in the ports where our customers ship and unload their products. We believe our local shipping agent relationships will remain critical to our success in the future and the loss of one or more of which could materially and negatively impact our ability to retain and service our customers. We cannot be certain that we will be able to maintain and expand our existing local shipping agent relationships or enter into new local shipping agent relationships, or that new or renewed local shipping agent relationships will be available on commercially reasonable terms. If we are unable to maintain and expand our existing local shipping agent relationships, renew existing local shipping agent relationships, or enter into new local shipping agent relationships, we may lose customers or cause delays in the ports in which we operate, which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

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

We have and may in the future enter into or acquire newbuilding contracts for drybulk carriers or tankers. Construction projects are subject to risks of delay or cost overruns inherent in any large construction project from numerous factors, including shortages of equipment, materials or skilled labor, unscheduled delays in the delivery of ordered materials and equipment or shipyard construction, failure of equipment to meet quality and/or performance standards, financial or operating difficulties experienced by equipment vendors or the shipyard, unanticipated actual or purported change orders, inability to obtain required permits or approvals, unanticipated cost increases between order and delivery, design or engineering changes and work stoppages and other labor disputes, adverse weather conditions or any other events of force majeure. Significant cost overruns or delays could have a material adverse effect on our business, financial condition, cash flows and results of operations. Additionally, failure to complete a project on time may result in the delay of revenue from that vessel.

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

Grindrod Shipping’s ordinary shares are listed on the NASDAQ in the United States and quoted on the main board of the JSE in South Africa. There can be no assurance as to the liquidity of those markets for the Grindrod Shipping ordinary shares or the price at which the Grindrod Shipping ordinary shares may trade. The liquidity and the market for the Grindrod Shipping ordinary shares may be affected by a number of factors including variations in exchange and interest rates, the deterioration and volatility of the markets for similar securities, and/or any changes in Grindrod Shipping’s liquidity, financial condition, creditworthiness, results and profitability and future prospects. In addition, our shareholder base consists primarily of South African residents who, subject to certain allowances in terms of the Exchange Control Regulations in South Africa, will generally be required to hold their ordinary shares on the JSE, and therefore the liquidity of the ordinary shares on the NASDAQ may be adversely impacted. In addition, in connection with the Spin-Off, we entered into lock-up agreements with two of our shareholders pursuant to which they generally agreed, subject to certain exceptions, not to offer or sell any ordinary shares. One lock-up agreement expired in December 2018 and the other lock-up agreement, which is with our largest shareholder, expired in June 2019. The expiration of these lock-up agreements and the ability of these and other shareholders to sell their ordinary shares in the market could have a material adverse effect on the trading price of our ordinary shares. Furthermore, ordinary shares owned by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, will be subject to certain restrictions on transfer under the U.S. securities laws. Affiliates will only be permitted to sell their shares pursuant to a valid exemption from the registration requirements of the Securities Act or pursuant to an effective registration statement, which may impact the liquidity of the ordinary shares.

The Grindrod Shipping ordinary shares are traded on more than one stock exchange and this may result in price variations between the markets.

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

Under Singapore law and Grindrod Shipping’s constitution, dividends, whether in cash or in specie, must be paid out of Grindrod Shipping’s profits available for distribution. Grindrod Shipping has no immediate plans to pay a cash dividend. See “Item 8. Financial Information—Dividend Policy and Dividend Distributions”. As a holding company, Grindrod Shipping may earn distributable profits when it receives dividends or other income, including management fees or interest, if any. Grindrod Shipping currently does not have distributable profits from which dividends may be declared. The availability of distributable profits is assessed on the basis of Grindrod Shipping’s standalone unconsolidated accounts, which are based upon IFRS. There is no assurance that Grindrod Shipping will not incur losses, that it will become profitable, or that it will have sufficient distributable income that might be distributed to its shareholders as a dividend or other distribution in the foreseeable future. Therefore, Grindrod Shipping will be unable to pay dividends to its shareholders unless and until it has generated sufficient distributable reserves. Accordingly, it may not be legally permissible for Grindrod Shipping to pay dividends to its shareholders.

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

Under Singapore law, Grindrod Shipping may only issue new shares with the prior approval of its shareholders. At our last annual general meeting on May 29, 2019, Grindrod Shipping’s shareholders provided authority for our directors to issue ordinary shares pursuant to the vesting of awards under our 2018 Forfeitable Share Plan, or 2018 FSP, which is subject to the condition that the aggregate number of ordinary shares at any one time which may be granted in an award under the 2018 FSP, together with all existing awards that have not yet vested under the 2018 FSP, shall not exceed 5% of the number of ordinary shares in issue (excluding treasury shares), as determined in reference to the day preceding the award. Such authority shall continue in force until the earliest of (i) the conclusion of our next annual general meeting, (ii) the expiration of the period within which our next annual general meeting is required by law to be held, or (iii) the point at which the maximum number of awards permitted to be made in terms of the 2018 FSP as per the abovementioned limit has been reached. Notwithstanding that the abovementioned authority may have ceased to be in force, ordinary shares may be issued after the expiry of the approval in pursuance of awards made under the 2018 FSP whilst the authority was in force (subject always to the abovementioned limit on the maximum number of shares). At our annual general meeting, expected to be held on July 14, 2020, we plan to seek the approval of our shareholders for issuances of ordinary shares only for the purposes of our forfeitable share plan at the same maximum 5%, based on the number of ordinary shares in issue (excluding treasury shares) as determined in reference to the date proceeding the award. Any issuance of additional shares for any other purpose or in future years (other than shares to be issued under an existing prior approval that remains in effect) will require the approval of shareholders. Because new issuances of ordinary shares are subject to shareholder approval, or in some circumstances, other regulatory approvals, if no or an insufficient number of shares have been approved for issuance in advance, we may be delayed in raising capital through equity offerings or delayed or prevented from consummating an acquisition using our ordinary shares. We may seek to raise capital in the future, including to fund acquisitions, future investments and other growth opportunities. We may, for these and other purposes, such as in connection with share incentive and share option plans (such as our forfeitable share plan), issue additional ordinary shares or securities convertible into ordinary shares. Any additional issuances of new shares could dilute the percentage ownership of our existing shareholders and could also adversely impact the market price of Grindrod Shipping’s ordinary shares. In addition, under the provisions of the Singapore Companies Act and Grindrod Shipping’s constitution, the board of directors may, with the applicable shareholder approval, issue new shares on terms and conditions and with the rights (including preferential voting rights) and restrictions as they may determine and may contain terms adverse to the ordinary shares.

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

Certain of Grindrod Shipping’s executive officers and directors are also former directors, officers or employees of Former Parent and thus have professional relationships with Former Parent’s executive officers and directors. In addition, two members of our board of directors and our alternate director are members of Former Parent’s board of directors. In addition, certain of our executive officers and directors have a financial interest in Former Parent as a result of their beneficial ownership of Former Parent’s equity. These relationships and financial interests may create, or may create the appearance of, conflicts of interest when these directors and executive officers face decisions that could have different implications for Former Parent than for Grindrod Shipping.

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

Grindrod Shipping continues to install and implement its stand-alone information technology infrastructure to support its critical business functions, including accounting and reporting, inventory control and distribution. Grindrod Shipping may incur interruptions in business operations if it cannot transition effectively from Former Parent’s existing transactional and operational systems and data centers. Grindrod Shipping may not be successful in implementing new systems and transitioning data, and it may incur substantially higher costs for implementation than anticipated. Operational interruptions that result from the implementation of these new systems and replacement of Former Parent’s information technology services, or our failure to implement the new systems and replace Former Parent’s services successfully or on the timetable contemplated for such transition, could significantly increase the costs associated with the transition, disrupt Grindrod Shipping’s business and could have a material adverse effect on its business, financial condition, cash flows and results of operations. In addition, if Grindrod Shipping is unable to replicate or transition certain systems, its ability to comply with regulatory requirements could be impaired.

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

Our wholly owned subsidiary, GSPL, is incorporated under the laws of Singapore and has been accepted under the Singapore Approved International Shipping Enterprise Scheme, or the Singapore AIS Scheme, pursuant to which it has the benefit of various tax exemptions in Singapore. In particular, qualifying income, including income from the operation of foreign-flagged vessels plying in international waters, would be tax exempt in Singapore. Other benefits under the Singapore AIS Scheme include the automatic withholding tax exemption on qualifying payments made in respect of qualifying loans entered into on or before December 31, 2026 to finance the purchase or construction of Singapore-flagged and foreign-flagged vessels, subject to conditions. The Singapore AIS Scheme is awarded for an initial period of 10 years, subject to an interim review of compliance after five years, and may be extended at the end of the term. GSPL’s initial Singapore AIS Scheme expired in 2014 and has been renewed through 2024 subject to compliance with specified conditions. There is no assurance that for any subsequent renewal we will be able to meet the qualifying conditions for the Singapore AIS Scheme at the time of renewal, that the Maritime and Port Authority of Singapore will grant us such approval, or that the Singapore AIS Scheme will continue to be available under Singapore laws. In the event that our award of the Singapore AIS Scheme is not renewed, we will no longer enjoy the tax exemptions described above, and unless we are able to utilize other similar tax exemption initiatives in the future, whether in Singapore or otherwise, our income may be subject to Singapore corporate income tax. As such, our business, financial condition, results of operations and prospects may be materially and adversely affected if our acceptance under the Singapore AIS Scheme is revoked, suspended, not renewed or otherwise terminated.

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

Our principal executive offices are located at #03-01 Southpoint, 200 Cantonment Road, Singapore, 089763, our telephone number at that location is +65 6323 0048 and our website is http://www.grinshipping.com. The SEC maintains a website, http://www.sec.gov, that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including Grindrod Shipping. The information contained on our website is not incorporated by reference in this annual report.

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

In the drybulk business we are primarily focused on the handysize and supramax/ultramax segments. We have 17 handysize drybulk carriers and 14 supramax/ultramax drybulk carriers in our Fleet, excluding two supramax/ultramax drybulk carriers under construction, with sizes ranging from 28,240 dwt to 61,470 dwt. Our drybulk carriers transport a broad range of major and minor bulk and breakbulk commodities, including ores, coal, grains, forestry products, steel products and fertilizers, along worldwide shipping routes, and are currently employed in pools of similarly sized vessels or in the spot market.

In the tankers business we are focused on the medium range tanker segment and also operate in the small tanker segment. We have five medium range tankers and one small tanker in our Fleet with sizes ranging from 16,900 dwt to 51,570 dwt. Our tankers carry petroleum products, which include both clean products, such as petrol, diesel, jet fuel and naptha, and dirty products, such as heavy fuel oil. Our tankers do not carry crude oil. Our tankers are also classed to carry low hazard chemical products, which include liquid bulk vegetable oils. Our tankers are currently employed in pools of similarly sized vessels, commercially managed by Vitol, one of our former joint venture partners, or other third parties, and under various other arrangements, including charter-out, bareboat charter, under COA or in the spot market.

As of the date of this annual report, we operate our Fleet of 38 vessels (excluding two vessels currently under construction) consisting of 25 owned drybulk carriers (including 1 drybulk carrier that we own through an unconsolidated joint venture), six long-term chartered-in drybulk carriers, five owned tankers and two long-term chartered-in tankers (see the below Fleet table for details). We regard vessels owned by the joint ventures in which we participate as owned vessels in our Fleet. As of the date of this annual report, our Fleet on the water has a total drybulk carrying capacity of approximately 1.4 million dwt and a total liquid bulk carrying capacity of approximately 310,000 dwt.

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

We have partnered with global partners to operate a portion of our drybulk carriers through two joint ventures. For more information on the vessels currently held through joint ventures and a description of the key terms of certain of these joint ventures, see the Fleet table and “—Our Joint Ventures” below.

We have previously and expect in future from time to time to contract for the construction of newbuilding vessels or the acquisition of newbuilding contracts. We have previously contracted, and currently expect in the future to contract, to charter in, on delivery, newbuilding vessels under construction. We have two newbuilding ultramax drybulk carriers under construction that we will charter in on delivery. We may also acquire secondhand vessels.

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

We operate two drybulk commercial pools for which we earn pool management fees from third-party vessel owners and our drybulk carrier joint ventures. We do not operate any tanker commercial pools. We also provide commercial management for our drybulk carrier joint ventures. We also technically manage the majority of the vessels that we own directly or through joint ventures.

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

Our Competitive Strengths

We believe that we possess a number of competitive strengths, including:

•	Established shipping track record in key geographic markets. The Grindrod Shipping business has been involved in various sectors of the shipping industry for more than 100 years. With a core presence and primary offices in Africa and Asia, we maintain a strong focus and local business relationships with critical end-users in geographic regions that have been key to drybulk and tanker demand growth.

•	Experienced management team. Our management team is led by Martyn Wade, our Chief Executive Officer, who has 42 years of international shipping experience and has worked for vessel owners, operators and brokers in London, Johannesburg, New York and Singapore. Mr. Wade is a member of the Baltic Exchange Limited. Our management team collectively has over 200 years of combined shipping experience, and has developed industry relationships with charterers, lenders, shipbuilders, insurers and other industry participants.

•	Significant in-house commercial and technical management expertise. We commercially and technically manage the vast majority of our Fleet in-house which has generally enabled us to consistently enjoy greater than 97% fleet utilization. We have also established two drybulk commercial management pools in the handysize and supramax/ultramax sectors that have each demonstrated an ability to outperform, on average, relative to their industry benchmarks since their inception.

•	Vessel employment supported by cargo contracts and strong relationships with key counterparties. We operate a significant base of cargo contracts and we believe that our focus on cargo contracts supports the employment and regional positioning of our vessels to better enable us to mitigate spot market volatility while still allowing us to capture upside potential in stronger charter markets. We have also established strong long-term global relationships with shipping companies, charterers, shipyards, trading houses, brokers and commercial shipping lenders.

•	Quality fleet built to high specifications. We operate a quality fleet of drybulk carrier and tanker vessels with an average age of approximately seven years. Our drybulk carriers have predominately been built in Japan and our tankers have been predominately built in South Korea. We believe that owning and maintaining a quality fleet of Japanese and South Korean vessels reduces off-hire time and operating costs, improves safety and environmental performance and provides us with a competitive advantage in securing employment for our vessels. Additionally, we believe that quality vessels built in Japan and South Korea are able to retain value over market cycles. Our quality fleet will also better allow us to cost effectively comply with increasing environmental regulations that may be applicable to our vessels.

•	Long-standing risk management model and liquidity model. We operate a risk management model and a liquidity model that have been in place for many years and quantify the extent to which our financial position may be at risk to freight market movements and assess our liquidity position under various scenarios. We utilize these models to evaluate and attempt to mitigate market risk during any portion of a shipping cycle with a primary focus on maintaining acceptable levels of equity and liquidity in any potential market downturn.

Business strategies

Our primary objectives are to profitably grow our business, while prioritizing risk management and balance sheet flexibility, and to maintain and enhance our position as a successful owner and operator of drybulk carrier and tanker vessels. The key elements of our strategy are:

•	Operate a diversified fleet of drybulk carriers and tankers. We currently remain in both the drybulk and tanker sectors, although we may adjust our exposure in each sector depending on market conditions and changes in our overall strategy. This diversification has historically enabled us to mitigate our exposure to the cyclicality and volatility of the drybulk and tanker industries by being able to operate across both markets.

•	Maintain balance sheet flexibility. We intend to take a prudent approach to fleet expansion by ensuring that balance sheet flexibility, consistent with our risk management model and our liquidity model, remains a priority at all times. We currently intend to retain the majority of cash flow to allow us to maintain a strong balance sheet over time in order to adapt to market cycles.

•	Expanding our Fleet through opportunistic acquisitions of quality vessels at historically attractive prices. We believe that the current weakness in the drybulk market may present attractive growth opportunities. When evaluating acquisitions, we will consider and analyze, among other things, our liquidity position, our expectation of fundamental developments in the drybulk shipping sector, the level of liquidity in the secondhand and charter markets, the cash flow earned by the vessel in relation to its value, the vessel’s condition and technical specifications with particular regard to fuel consumption and the types of fuel that can be consumed, expected remaining useful life, the credit quality of the charterer and duration and terms of charter contracts for vessels acquired with charters attached, as well as the overall composition of our Fleet and customers.

•	Continue to grow our relationships with key industry players. We intend to continue to grow our relationships with key industry players in Japan and to grow our handysize and supramax/ultramax pools on the drybulk side of the business, while continuing to utilize our commercial relationships with key counterparties to commercially manage the majority of our tanker fleet.

•	Mitigate exposure to the volatility and seasonality of the spot market business. We intend to continue to optimize the employment of our drybulk carriers and tankers through participation in a balance of both in-house and third-party commercial pools, as well as spot market charters to end-users. We believe that continued participation in our in-house managed commercial pools in the drybulk sector will provide us with the opportunity to continue to outperform, on average, the relevant industry benchmarks, and the use of charters, FFAs and COAs from time to time and at rates we believe are attractive will help enable us to manage the extent of our exposure to volatile charter rates.

Our Fleet

The following tables set forth certain summary information regarding our Fleet as of the date of this annual report:

Drybulk Carriers — Owned Fleet (25 Vessels)

Vessel Name	Built	Country of Build	DWT	Ownership Percentage	Type of Employment
Handysize – Eco
IVS Tembe(3)	2016	Japan	37,740	66.75%	IVS Commercial(7)
IVS Sunbird(3)	2015	Japan	33,400	66.75%	IVS Handysize Pool
IVS Thanda(3)	2015	Japan	37,720	66.75%	IVS Commercial(7)
IVS Kestrel(3)	2014	Japan	32,770	66.75%	IVS Handysize Pool
IVS Phinda(3)	2014	Japan	37,720	66.75%	IVS Commercial(7)
IVS Sparrowhawk(3)	2014	Japan	33,420	66.75%	IVS Handysize Pool
Handysize
IVS Merlion	2013	China	32,070	100%	IVS Handysize Pool
IVS Raffles	2013	China	32,050	100%	IVS Handysize Pool
IVS Ibis	2012	Japan	28,240	100%	IVS Handysize Pool
IVS Kinglet(8)	2011	Japan	33,130	100%	IVS Handysize Pool
IVS Magpie(8)	2011	Japan	28,240	100%	IVS Handysize Pool
IVS Orchard	2011	China	32,530	100%	IVS Handysize Pool
IVS Knot(8)	2010	Japan	33,140	100%	IVS Handysize Pool
IVS Sentosa	2010	China	32,700	100%	IVS Handysize Pool
IVS Triview(1)	2009	Japan	32,280	51%	IVS Handysize Pool
IVS Kingbird	2007	Japan	32,560	100%	IVS Handysize Pool
IVS Nightjar	2004	Japan	32,320	100%	IVS Handysize Pool
Supramax/Ultramax – Eco
IVS Prestwick	2019	Japan	61,330	100%	IVS Supramax Pool
IVS Okudogo	2019	Japan	61,330	100%	IVS Supramax Pool
IVS Swinley Forest(3)	2017	Japan	60,490	66.75%	IVS Supramax Pool
IVS Gleneagles(3)	2016	Japan	58,070	66.75%	IVS Supramax Pool
IVS North Berwick(3)	2016	Japan	60,480	66.75%	IVS Supramax Pool
IVS Bosch Hoek(3)	2015	Japan	60,270	66.75%	IVS Supramax Pool
IVS Hirono(3)	2015	Japan	60,280	66.75%	IVS Supramax Pool
IVS Wentworth(3)	2015	Japan	58,090	66.75%	IVS Supramax Pool

Drybulk Carriers — Long Term Charter-In Fleet (6 Vessels)

Vessel Name	Built	Country of Build	DWT	Charter-In Period		Type of Employment
Supramax/Ultramax – Eco
IVS Phoenix	2019	Japan	61,470	2022-24	(2)	IVS Supramax Pool
IVS Hayakita(6)	2016	Japan	60,400	2023-26	(2)	IVS Supramax Pool
IVS Windsor	2016	Japan	60,280	2023-26	(2)	IVS Supramax Pool
IVS Pinehurst(6)	2015	Philippines(4)	57,810	2020		IVS Supramax Pool
IVS Crimson Creek	2014	Japan	57,950	2021		IVS Supramax Pool
IVS Naruo(6)	2014	Japan	60,030	2021-24	(2)	IVS Supramax Pool

Drybulk Carriers Under Construction — Long Term Charter-In Fleet (2 Vessels)

Vessel Name	Expected Delivery	Country of Build	DWT	Charter-In Period
Supramax/Ultramax – Eco
IVS Pebble Beach(6)	3Q 2020 - 1Q 2021	Japan	62,000	2022-24	(2)
IVS Atsugi(6)	3Q 2020 – 1Q 2021	Japan	62,000	2022-24	(2)

Tankers – Owned Fleet (5 Vessels)

Vessel Name	Built	Country of Build	DWT	IMO Designation	Ownership Percentage	Type of Employment
Medium Range Tankers – Eco
Matuku	2016	South Korea	50,140	II,III	100%	Bareboat Charter (Expires 2022)
Leopard Moon	2013	South Korea	50,000	III	100%	Vitol Commercial(5)
Leopard Sun	2013	South Korea	50,000	III	100%	Vitol Commercial(5)
Medium Range Tankers
Rhino(9)	2010	South Korea	39,710	II, III	100%	Handy Tanker Pool
Small Product Tankers
Breede	2009	China	16,900	II, III	100%	Spot Market and COA

Tankers – Long Term Charter-in Fleet (2 Vessels)

Vessel Name	Built	Country of Build	DWT	IMO Designation	Charter-In Period	Type of Employment
Medium Range Tankers – Eco
Doric Breeze	2013	South Korea	51,570	II, III	2Q 2020	Vitol Commercial(5)
Doric Pioneer	2013	South Korea	51,570	II, III	2Q 2020	Vitol Commercial(5)

(1)	Owned through a joint venture with Mitsui & Co., Ltd. in which we have a 51% interest.

(2)	Expiration date range represents the earliest and latest redelivery periods due to extension options. For both IVS Pebble Beach and IVS Atsugi the expiration date range is based on assumed delivery in 2020.

(3)	Owned through a joint venture with Sankaty European Investments III, S.à.r.l. in which we had 33.5% interest. On February 14, 2020, the Group acquired an additional 33.25%, resulting in a total of 66.75% interest.

(4)	Constructed at Tsuneishi Cebu Shipyard, a subsidiary of Tsuneishi Shipbuilding of Japan.

(5)	Our eco product tankers, other than Matuku, are commercially managed by Mansel Pte. Ltd. Mansel, an affiliate of Vitol, procures shipping for various oil cargoes traded by Vitol.

(6)	Includes purchase options for Grindrod Shipping.

(7)	Commercially managed by Grindrod Shipping alongside the IVS Handysize Pool.

(8)	Each of IVS Knot, IVS Kinglet and IVS Magpie has undergone separate financing arrangements in which we sold the vessel but retained the right to control the use of the vessel for a period up to 2030, 2031, and 2031, respectively, and we have an option to acquire the vessel commencing in each case in 2021. We regard the vessels as owned since we have retained the right to control the use of the vessel.

(9)	On May 4, 2020, we contracted to sell the Rhino and delivery to the new owners is expected to take place in the first half of 2020, although we can give no assurances that delivery will take place by that time or at all.

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

A pool aggregates the revenue and agreed expenses, which are usually voyage related expenses, of all of the vessels in the pool and distributes the net earnings calculated on (i) the number of pool points for the vessel, and (ii) the number of days the vessel was available to earn revenue for the pool in a distribution period. Usually a single pool manager is responsible for both the administrative and commercial management of the participating vessels, including marketing the pool, negotiating charters, including voyage charters, short duration time charters and longer term COAs, conducting pool operations, including the distribution of pool cash earnings, and managing bunker purchases, port charges and administrative services for the vessels. For these services the pool manager charges a fee, which may be a flat rate per day per vessel in the pool, or a fixed percentage rate applied typically to the gross revenue earned by the pool, or a combination of both. The pool participants remain responsible for all other costs including the financing, insurance, manning and technical management of their owned vessels or payment of charter hire to the owners of chartered-in vessels they have entered into the pool. For information regarding our accounting policies with respect to pooling arrangements, see Note 2.17 to the audited consolidated and combined financial statements.

In 2013, we established two drybulk commercial management pools in the handysize and supramax/ultramax sectors that have each demonstrated an ability to outperform, on average, relative to their industry benchmarks since their inception.

Our IVS Handysize Pool includes all of the handysize vessels in our Fleet, including those held through joint ventures, except for the three approximately 37,700 dwt handysize vessels which are commercially managed as a group by the same in-house team that manages the IVS Handysize Pool. In addition, there are two other vessel that we have short term chartered-in and three other vessels owned by other vessel owners in the IVS Handysize Pool. This pool includes vessels of between approximately 28,000 dwt and 34,000 dwt, and one vessel of approximately 38,000 dwt owned by another vessel owner, and currently trades primarily in the spot market. As pool managers we have the ability to contract pool vessels out on time charters for up to 12 months. The net earnings allocated to vessels in the IVS Handysize Pool are distributed on the basis of (i) the number of pool points for the vessel, which are based on vessel attributes such as cargo carrying capacity, fuel consumption and construction characteristics, and (ii) the number of days the vessel was available to earn revenue for the pool in a distribution period. While all of the vessels in the IVS Handysize Pool are generally similar in terms of pool point allocations, the number of days a vessel is available to earn revenue varies on the basis of when a vessel enters or exits the pool or upon the occurrence of other events such as drydocking or repairs. In light of the foregoing, this results in all vessels in the IVS Handysize Pool receiving net earnings distributions that generally reflect actual availability for use in the pool.

Our IVS Supramax Pool includes all of the supramax/ultramax vessels in our Fleet, including the vessels held through a joint venture. There are no vessels owned by independent third parties in this pool. This pool includes vessels of between approximately 57,800 dwt and 61,500 dwt and currently trades in a combination of COAs and the spot market. As pool managers, we have the ability to contract pool vessels out on time charters for up to 12 months. The net earnings allocated to the vessels in the IVS Supramax Pool are distributed on the basis of (i) the number of pool points for the vessel, which are based on vessel attributes such as cargo carrying capacity, fuel consumption, and construction characteristics, and (ii) the number of days the vessel was available to earn revenue for the pool in a distribution period. While all of the vessels in the IVS Supramax Pool are generally similar in terms of pool point allocations, the number of days a vessel is available to earn revenue for the pool varies on the basis of when a vessel enters or exits the pool or upon the occurrence of other events such as drydocking or repairs. In light of the foregoing, this results in all vessels in the IVS Supramax Pool receiving net earnings distributions that generally reflect actual availability for use in the pool.

We own one medium range tanker of approximately 40,000 dwt that is entered into the Handy Tanker Pool operated by Maersk. There are currently 57 other vessels in this pool owned by other vessel owners. This pool includes vessels of between approximately 29,000 dwt and 40,250 dwt and currently operates primarily in the spot market. The net earnings allocated to vessels in the Handy Tanker Pool are distributed on the basis of (i) the number of pool points for the vessel, which are based on vessel attributes such as cargo carrying capacity, IMO class, age engine load settings and operational flexibility factors, such as the ability to enter various harbors and ports or pass through canals and straits, and (ii) the number of days the vessel was available to earn revenue for the pool in a distribution period. While all of the vessels in the Handy Tanker Pool are generally similar in terms of pool point allocations, the number of days a vessel is available to earn revenue for the pool varies on the basis of when a vessel enters or exits the pool, or upon the occurrence of other events such as drydocking or repairs or the vessel no longer meeting the qualifying criteria to participate in the pool. In light of the foregoing, this results in all vessels in the Handy Tanker Pool receiving net earnings distributions that generally reflect actual availability for use in the pool.

During 2019, certain of our small product tankers were entered into the Brostrom Tanker Pool operated by Maersk. This pool includes vessels of between approximately 12,700 dwt and 18,800 dwt and operated primarily in the spot market during 2019. The net earnings allocated to vessels in the Brostrom Tanker Pool are distributed on the basis of (i) the number of pool points for the vessel, which are based on vessel attributes such as cargo carrying capacity, age and operational flexibility factors, such as the ability to enter various harbors and ports or pass through canals and straits, and (ii) the number of days the vessel is available to earn revenue for the pool in a distribution period. While all of the vessels in the Brostrom Tanker Pool are generally similar in terms of pool point allocations, the number of days a vessel is available to earn revenue for the pool varies on the basis of when such vessels enter or exit the pool or upon the occurrence of other events such as drydocking or repairs or the vessel no longer meeting the qualifying criteria to participate in the pool. In light of the foregoing, this results in all vessels in the Brostrom Tanker Pool receiving net earnings distributions that generally reflect actual availability for use in the pool. As of the date of this annual report, we do not have any small tankers operating in this pool.

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

Our three approximately 37,700 dwt handysize vessels are currently primarily employed in the spot market and the vessels in the IVS Handysize Pool as well as our tanker employed in a pool operated by Maersk, are currently also employed in the spot market. The vessels in the IVS Supramax Pool currently trade in a combination of COAs and the spot market.

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

Time Charters

Time charters provide a fixed and stable cash flow for a known period of time. Time charters also mitigate in part the volatility and seasonality of the spot market business. We may employ vessels under longer term time charter contracts as part of our overall management of our revenue and risks. We may also enter into time charter contracts with profit sharing agreements, which enable us to benefit when the spot market rates increase.

Bareboat Charter

One of our medium range tanker vessels is bareboat chartered out until 2022.

Our Joint Ventures

The following descriptions are only a summary of the material provisions of our material joint ventures and are qualified in their entirety by reference to the copies of the joint venture agreements and amendments thereto, which are included as exhibits to this annual report.

IVS Bulk Pte. Ltd.

Prior to February 14, 2020, we, through our wholly owned subsidiary GSPL, owned an approximately 33.5% interest in IVS Bulk Pte. Ltd., or IVS Bulk, a joint venture with Sankaty European Investments III S.à.r.l, or Sankaty, and Regiment Capital Ltd, or Regiment. Effective February 14, 2020, we increased our ownership to 66.75% as discussed below. Effective February 14, 2020, the financials of IVS Bulk will be consolidated into our financial statements following the acquisition of the additional 33.25% rather than being accounted for under the equity accounting method, as has previously been the case. IVS Bulk owns 12 drybulk carriers, consisting of six handysize vessels and six supramax/ultramax vessels. We serve as the commercial and technical manager for these vessels and have employed the three smaller handysize vessels in our IVS Handysize Pool and commercially manage the three approximately 37,700 dwt handysize vessels alongside that pool and have employed the supramax/ultramax vessels in our IVS Supramax Pool, for which we are paid fees by IVS Bulk. Under the IVS Bulk joint venture agreement, profits are paid to the shareholders pro-rata, subject to certain priority provisions set forth in the joint venture agreement.

In addition to our equity interest in IVS Bulk, as of December 31, 2018 an amount of $9.2 million was outstanding under a loan GSPL made to IVS Bulk, which bears interest at 15.0% per year. During 2019, GSPL sold a portion of this loan at face value to Sankaty, and, as of December 31, 2019 an amount of $2.7 million was outstanding under this loan. This loan was repaid on February 13, 2020.

The IVS Bulk joint venture was initially scheduled to expire on December 31, 2018. However, the termination date was extended into 2020 and we have recently restructured the joint venture. On February 13, 2020, IVS Bulk refinanced the two credit facilities of its subsidiaries with two new senior secured loans, one in the amount of approximately $114.1 million and another in the amount of approximately $13.1 million, totaling approximately $127.3 million, repayable in February 2025. On the same day, our wholly owned subsidiary GSPL drew down the full amount available under a new $35.8 million financing facility to partly fund the acquisition of Regiment’s interests, and IVS Bulk redeemed, pro rata, $7.7 million of its preferred equity and repaid an $8.3 million loan from Sankaty and the $2.7 million loan from GSPL. Grindrod Shipping is included as a joint and several borrower together with IVS Bulk under the $114.1 million facility, as an alternative to Grindrod Shipping providing a guarantee to the lenders under that facility. Grindrod Shipping has provided an undertaking to Sankaty that it will not directly borrow under this facility, and to the extent it has not borrowed under this facility but is nevertheless required, as a joint and several borrower, to make payments to the lenders, Sankaty has provided Grindrod Shipping with an indemnity for its share of such payment, so that as between Grindrod Shipping and Sankaty the net payment is borne in proportion to each of our shareholding in IVS Bulk. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Loan Agreements”.

Effective February 14, 2020, we acquired all of Regiment’s 33.25% ordinary and preferred equity in IVS Bulk for a combined amount of $44.1 million, increasing our interest to 66.75%, and we entered into a new shareholders’ agreement with Sankaty, the remaining partner, that grants us control of key aspects of the corporate governance of IVS Bulk and, as a result, as noted above, the financials of IVS Bulk will be consolidated into our financial statements following the acquisition of the additional 33.25% rather than being accounted for under the equity accounting method, as has previously been the case.

The new shareholders’ agreement does not contain a firm expiration date. The shareholders are committed, subject to conditions, to remain invested in IVS Bulk until February 14, 2021. On and from that date, Sankaty is entitled to sell all of its shares in IVS Bulk to GSPL, based on an agreed pricing mechanism, and GSPL is entitled to initiate a termination of the joint venture, with GSPL’s failure to initiate such termination triggering a requirement for GSPL to acquire Sankaty’s shares. Upon termination, GSPL has a right of first refusal to purchase the vessels owned by IVS Bulk at an independently determined market value. If GSPL does not purchase the vessels, Sankaty will have the right to purchase the vessels at the same price offered to GSPL. If the vessels are not sold to GSPL or Sankaty, the vessels will be sold in the open market. The proceeds from any vessel sales will be applied to any outstanding third party liabilities, then to repay any excess contributions by the shareholders, and thereafter as dividends, subject to certain restrictions.

Leopard Tankers Pte. Ltd.

As at December 31, 2019 we owned a 50% interest in Leopard Tankers Pte. Ltd., or Leopard Tankers, a former joint venture with Vitol, or our joint venture partner. Leopard Tankers owned four 50,000 dwt tankers, which were commercially managed by Mansel, an affiliate of Vitol, which received a management fee. This joint venture terminated and we acquired two medium range “eco” tankers from the joint venture, namely Leopard Sun and Leopard Moon, in January and February 2019, respectively, and our joint venture partner acquired the remaining two vessels from Leopard Tankers in February and March 2019. The financial results of Leopard Sun and Leopard Moon are consolidated into our financial statements following delivery of these vessels to us. Leopard Tankers Pte. Ltd. and its subsidiaries are in the process of being wound up.

Management of Our Business

General management

Overall responsibility for the oversight of the management of our company rests with our board of directors. We do all of the financial and administrative management of our business ourselves, contracting in human resource, financial, legal, tax and other specialist advice from reputable, arm’s length service providers when required. We and our wholly owned subsidiary GSSA each entered into a transitional services agreement with Former Parent in connection with the Spin-Off, under which Former Parent provides to us and our subsidiaries, among other things, internal audit and information technology services. The internal audit and information technology services, originally scheduled to terminate in 2019, have been extended through varying times in 2020. Corporate secretarial services were also provided to us and our subsidiaries under the transitional services agreements through various times through 2019. We and our wholly owned subsidiary GSSA each entered a related licensing agreement in respect of the use of certain intellectual property of Former Parent through June 2021 and GSSA remains party to a property lease agreement subject to termination on short-term notice.

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

Our Customers

We believe that developing strong relationships with the end users of our services allows us to better satisfy their needs with appropriate vessels and solutions. A prospective customer’s financial condition, creditworthiness, and reliability track record are important factors in negotiating our vessels’ employment. Our customers with whom we contract as commercial managers of our own, our joint venture partners’ and third parties’ drybulk carriers and tankers include other shipping companies, international commodity trading houses, mining companies, industrial manufacturing companies, major oil companies, and traders of grains, steel and forestry products.

For the years ended December 31, 2019, 2018 and 2017, no customers accounted for 10% or more of our drybulk business revenue and for the year ended December 31, 2016, one customer accounted for 10% or more of our drybulk business revenue in the amount of approximately $40.9 million. For the year ended December 31, 2019, five customers accounted for 10% or more of our tankers business revenue in amounts of approximately $21.2 million, $15.5 million, $8.5 million, $7.9 million and $7.4 million, respectively. For the year ended December 31, 2018, three customers accounted for 10% or more of our tankers business revenue in amounts of approximately $17.3 million, $14.3 million and $6.3 million, respectively. For each of the years ended December 31, 2017 and 2016, four customers accounted for 10% or more of tankers business revenue, in the amounts of approximately $17.8 million, $15.7 million, $10.9 million and $8.9 million, respectively, in 2017 and $33.2 million, $12.3 million, $9.9 million and $9.1 million, respectively, in 2016. Each of the foregoing with respect to the drybulk carrier business and tankers business has been calculated excluding revenue attributable to the OACL and Unicorn Bunker businesses, respectively, which were sold in the first quarter of 2018.

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

We compete primarily with other independent and state-owned drybulk and tanker vessel-owners. Our competitors may have more resources than us and may operate vessels that are able to consume cheaper fuels, in particular, any competitors who have installed or may install scrubbers in compliance with IMO 2020 regulations, and are newer, and therefore more attractive to charterers, than our vessels. Ownership and control of drybulk carriers and tankers is highly fragmented and is divided among a large number of players including publicly listed and privately owned shipping companies, major oil companies, mining companies, commodity trading houses, private equity and other investment funds and state-controlled owners. In the tanker market a part of the trade is captive especially to major and national oil company fleets. Ownership and control in the drybulk sector is rather more fragmented than in the case of the tanker sector. Due in part to the highly fragmented markets in which we operate, competitors with greater resources than us could enter the drybulk or tanker shipping industries and operate larger fleets through consolidations or acquisitions and may be able to offer lower charter rates and higher quality vessels than we are able to offer. See, “Item 3. Risk Factors—Risks Related to Our Industry—We operate in the highly competitive international shipping industry and we may not be able to compete for charters and COAs with new entrants or established companies with greater resources, and, as a result, we may be unable to employ our vessels profitably”.

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

A variety of governmental, quasi-governmental and private organizations subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (applicable national authorities such as the United States Coast Guard, or USCG, harbor master or equivalent), classification societies, flag state administrations, charterers, and terminal operators. Certain of these entities require us to obtain permits, licenses, certificates and other authorizations for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or result in the operation of one or more of our vessels being temporarily suspended or lead to the invalidation or reduction of our insurance coverage.

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with U.S. and international regulations. We believe that our vessels are operated in substantial compliance with applicable environmental laws and regulations and have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. However, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict the future cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that results in significant oil pollution, release of hazardous substances, loss of life, or otherwise causes significant adverse environmental impact, such as the 2010 BP plc Deepwater Horizon oil spill in the Gulf of Mexico, could result in additional legislation or regulations that could negatively affect our profitability.

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

Air Emissions

In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution. Effective May 2005, Annex VI set limits on nitrogen oxide emissions from vessels whose diesel engines were constructed (or underwent major conversions) on or after January 1, 2000. It also prohibits “deliberate emissions” of “ozone depleting substances,” defined to include certain halons and chlorofluorocarbons. “Deliberate emissions” are not limited to times when the vessel is at sea; they can, for example, include discharges occurring in the course of the vessel’s repair and maintenance. Emissions of “volatile organic compounds” from certain vessels, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls, PCBs), are also prohibited. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls of sulfur emissions known as ECAs.

MEPC adopted amendments to Annex VI on October 10, 2008, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board vessels. As of January 1, 2012, the amended Annex VI required that fuel oil contain no more than 3.50% sulfur (from the previous cap of 4.50%). On October 27, 2016, at its 70th session, MEPC 70, MEPC announced its decision concerning the implementation of regulations mandating a reduction in sulfur emissions from the current 3.5% to 0.5% as of the beginning of 2020 rather than pushing the deadline back to 2025. In MEPC 72, MEPC further agreed to prohibit the carriage of non-compliant fuel after 2020, unless a vessel is fitted with an equivalent arrangement such as a scrubber. As of January 2020, vessels now have to either reduce sulfur from emissions through the installation and use of emission scrubbers or buy fuel with lower sulfur content that is more expensive than standard marine fuel. Consequently, complying with MEPC 70 could result in a significant capital expenditure or a significant increase in the cost of bunkers. We use compliant bunker fuel in our vessels and have not yet ordered and do not currently plan to order any emissions treating systems for fitting on our existing vessels or our newbuildings currently under construction, although we may do so in the future for our current and / or future vessels. While we believe that burning compliant fuel, rather than treating non-compliant fuel, is an appropriate commercial strategy, the net earnings of our vessels may be negatively impacted by a differentiated bunker fuel market in the future and our vessels may not be as attractive to charterers as vessels fitted with exhaust treatment systems.

Sulfur content standards are even stricter within certain ECAs. As of January 1, 2015, vessels operating within an ECA may not use fuel with sulfur content in excess of 0.10%. Amended Annex VI established procedures for designating new ECAs. The Baltic and North Seas, certain coastal areas of North America and the United States Caribbean Sea are all within designated ECAs. In addition, certain ports in China and South Korea are or will become subject to domestic ECAs in those countries. Ocean-going vessels in these areas are subject to stringent emission controls, which may cause us to incur additional costs. If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency, or the EPA, or the states or other national jurisdictions where we operate, compliance with these regulations could entail significant capital expenditures, operational changes, or otherwise increase the costs of our operations. For example, the amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. The EPA promulgated equivalent (and in some senses stricter) emissions standards in late 2009. At MEPC 70 and MEPC 71, MEPC approved and adopted the North Sea and Baltic Sea as ECAs for nitrogen oxides, effective January 1, 2021.

As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for vessels. Under these measures, by 2025, all new vessels built must be 30% more energy efficient than those built in 2014. This included the requirement that all new vessels utilize the Energy Efficiency Design Index, or EEDI, and all vessels develop and implement Ship Energy Efficiency Management Plans, or SEEMPs. We are in the process of implementing energy savings measures for our vessels, which will require financial expenditures, but ultimately result in lower fuel costs.

We believe that all our vessels are compliant in all material respects with these regulations that are currently in force. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, financial condition, cash flows and results of operations.

Ballast Water Management

The IMO adopted the BWM Convention, in February 2004. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. All vessels will also have to carry a ballast water record book and an International Ballast Water Management Certificate. The BWM Convention entered into force 12 months after it was adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. On September 8, 2016, this threshold was met (with 52 contracting parties making up 35.14%). Thus, the BWM Convention entered into force on September 8, 2017. However, at MEPC 71, MEPC decided that, while new vessels constructed after September 8, 2017 must comply on delivery with the BWM Convention, implementation of the BWM Convention would be delayed for existing vessels (constructed prior to September 8, 2017) for a further two years. For such existing vessels, installation of ballast water management systems, or BWMS, must take place at the first renewal survey following September 8, 2017 (the date the BWM Convention entered into force). Although requirements with respect to D-2 performance standards relating to mandatory concentration limits will be phased in based on renewal survey dates, all vessels must meet the standards by September 8, 2024. At MEPC 70, MEPC adopted updated “guidelines for approval of ballast water managements systems (G8)”. G8 updates previous guidelines concerning procedures to approve BWMS. The G8 guidelines became mandatory through the BWMS Code, which was adopted in MEPC 72 and entered into force in October 2019. MEPC 72 also agreed to develop guidelines for mandatory ballast water sampling to confirm that a vessel’s BWMS complies with standards set out in the BWM Convention prior to the vessel receiving its International Ballast Water Management Certificate. Once mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance could increase for ocean carriers and the costs of ballast water treatments may be material. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The United States for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements. We believe the costs of such compliance may be material over time, however, it is difficult to predict the overall impact of such a requirement on our operations.

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

The flag state, as defined by the United Nations Convention on Law of the Sea, has overall responsibility for implementing and enforcing a broad range of international maritime regulations with respect to all vessels granted the right to fly its flag. The “Shipping Industry Flag State Performance Table” published annually by the International Chamber of Shipping evaluates and reports on flag states based on factors such as ratification, implementation, and enforcement of principal international maritime treaties and regulations, supervision of statutory vessel surveys, and participation at IMO and International Labour Organization, or ILO, meetings. All of our owned vessels are currently flagged in Singapore except three handysize bulk carriers that are subject to financing arrangements, IVS Knot, IVS Kinglet and IVS Magpie, which are flagged in the Marshall Islands, and one medium range tanker under a bareboat charter out that is flagged in New Zealand. Singapore flagged vessels have historically received a good assessment in the shipping industry. We recognize the importance of a credible flag state and do not intend to use flags of convenience or flag states with poor performance indicators. Noncompliance with the ISM Code or other IMO regulations may subject the vessel owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The USCG and European Union authorities have indicated that vessels not in compliance with the ISM Code by the applicable deadlines will be prohibited from trading in U.S. and European Union ports, respectively. Each of our vessels are ISM Code certified. However, there can be no assurance that such certificate will be maintained.

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

The U.S. Oil Pollution Act of 1990 and Comprehensive Environmental Response, Compensation and Liability Act

The U.S. Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all “owners and operators” whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States’ territorial sea and its 200 nautical mile exclusive economic zone. The United States has also enacted the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which applies to the discharge of hazardous substances other than oil except in limited circumstances, whether on land or at sea. OPA and CERCLA both define “owner and operator” in the case of a vessel as any person owning, operating or chartering by demise, the vessel. OPA applies to oil tankers, as well as non-tanker vessels that carry fuel oil, or bunkers, to power such vessels. CERCLA also applies to our operations.

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

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs. Effective November 12, 2019, the USCG adjusted the limits of OPA liability for non-tank vessels, edible oil tank vessels, and any oil spill response vessels, to the greater of $1,200 per gross ton or $997,100 (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party’s gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

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

As of December 31, 2018 all ships not less than 500 gross tonnes and flagged under an EU member state may be recycled only in an EU-approved ship recycling facility. Beginning December 31, 2020, EU-flagged and non-EU-flagged ships calling at EU ports are also required to have onboard a verified inventory of hazardous materials with a statement of compliance issued by a representative organization.

Greenhouse Gas Regulations

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. The 2015 United Nations Convention on Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and aims to limit global temperature rise below 2 degrees celsius above pre-industrial levels and to pursue efforts to limit temperature increase even further to 1.5 degrees celsius. The Paris Agreement does not directly limit greenhouse gas emissions from vessels. The IMO has taken a number of measures to address greenhouse gas emissions associated with international shipping. As of January 1, 2013, vessels were required to comply with new MEPC mandatory requirements relating to energy efficiency to address greenhouse gas emissions from vessels. In addition, MEPC 70 approved a “roadmap” for developing an IMO strategy by 2018 on reduction of greenhouse gas emissions from vessels. In April 2018, MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from shipping by at least 50% by 2050 compared to 2008 levels, while pursuing efforts towards phasing them out entirely as “a pathway of CO2 emissions reduction consistent with the Paris Agreement temperature goals.” The initial strategy is due to be revised and adopted by 2023.

Although international shipping is not covered by the European Union’s current greenhouse gas emissions reduction targets, the European Union has threatened to include shipping in its emissions trading system by 2023 if the IMO does not have a satisfactory greenhouse gas emissions strategy in place by 2021. In 2013 the European Commission set out a strategy for progressively integrating maritime emissions into the European Union’s policy for reducing its greenhouse gas emissions, with the first step being monitoring, reporting and verification of greenhouse gas emissions from large ships calling at European Union ports. Towards this end, in April 2015, a regulation was adopted requiring that large vessels (over 5,000 gross tons) calling at European Union ports from January 2018 collect and publish data on carbon dioxide emissions and other information.

In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety, has adopted regulations to limit greenhouse gas emissions from certain mobile sources and has proposed regulations to limit greenhouse gas emissions from large stationary sources. Although the mobile source emissions regulations do not apply to greenhouse gas emissions from vessels, the EPA has received petitions from the California Attorney General and environmental groups to regulate greenhouse gas emissions from ocean-going vessels, which petitions have been denied to date. Furthermore, in the United States individual states can also enact environmental regulations. For example, California has introduced a cap-and-trade program for greenhouse gas emissions.

Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol or Paris Agreement, that restrict emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time. Even in the absence of climate control legislation, our business may be indirectly affected to the extent that climate change may result in sea level changes or more intense weather events such as those which may present a risk of damage or loss to vessels.

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

CO2 Emissions Reporting(1)

In April 2018, the IMO’s MEPC adopted an initial strategy for the reduction of greenhouse gas ("GHG") emissions from ships, setting out a vision to reduce GHG emissions from international shipping and phase them out as soon as possible.

Grindrod Shipping strives to be a responsible operator in our industry and accordingly we are including certain CO2 reporting in this annual report. Annual Efficiency Ratio ("AER") is a measure of carbon efficiency using the parameters of fuel consumption, distance travelled, and the design deadweight tonnage of a vessel. Energy Efficiency Operational Indicator ("EEOI") is a tool for measuring the CO2 gas emissions in a given time period per unit of transport work performed. AER does not account for the tonnage of cargo actually carried, whereas EEOI does. AER and EEOI metrics are impacted by external factors such as charter speed, vessel operator’s instructions and weather, in conjunction with overall market factors such as cargo load sizes and fleet utilization rate. As such, variance in performance can be found in the reported emissions between two periods for the same vessel and between vessels of a similar size and type. Furthermore, there may be variations in methodology used by other companies and consequently it is not always practical to directly compare emissions from different companies. For example, some shipping companies report CO2 in tons per kilometer rather than tons per nautical mile.

Our reporting methodology substantially is in line with the framework set out within the IMO's Data Collection System initiated in January 2019 and the January 2018 framework for voluntary reporting under the Singapore flag. It is expected that the shipping industry will continue to refine the performance measures for emissions and efficiency over time. The figures reported below represent Grindrod Shipping’s initial findings, and in future results may vary as the methodology and performance measures applied by the industry and by us evolve.

The information set forth below was recorded and calculated using Bluetracker One Fleet Performance software. This information is in respect of our wholly owned vessels and vessels in our joint ventures during the relevant period, except Leopard Moon, Leopard Star, Leopard Sea, Leopard Sun and Matuku, for the twelve month periods ended December 31.

	2019	2018
General
Fleet average age mid-period (years)	6.8	6.0
CO2 Emissions generated during the period (metric tonnes)	375,753	394,350
Annual Efficiency Ratio for the period (grams CO2 / deadweight ton-mile)(2)
All vessels	6.23	6.56
Tankers	9.82	9.97
Handysize drybulk carriers	6.69	6.84
Supramax / ultramax drybulk carriers	4.74	4.74
Energy Efficiency Operational Indicator for the period (grams CO2 / cargo ton-mile)(3)
All vessels	10.46	11.56
Tankers	18.97	22.32
Handysize drybulk carriers	10.99	11.14
Supramax / ultramax drybulk carriers	7.95	8.80

(1)	Our emissions data is based on the reporting tools and information reasonably available to Grindrod Shipping and its applicable third-party technical managers. Grindrod Shipping assesses such data from time to time and may adjust and restate data to reflect latest information.

(2)	AER is reported in unit grams of CO2 per deadweight ton-mile and is calculated by dividing (i) mass of fuel consumed by type, converted to equivalent mass CO2 by (ii) the design deadweight tonnage of the vessel (in metric tons) multiplied by distance travelled, both laden and in ballast (in nautical miles).

(3)	EEOI is reported in unit grams of CO2 per cargo ton-mile and is calculated by dividing (i) mass of fuel consumed by type, converted to equivalent mass of CO2 by (ii) cargo carried (in metric tons) multiplied by laden voyage distance (in nautical miles). This calculation is performed as per IMO MEPC.1/Circ.684

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

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society which is a member of the International Association of Classification Societies, or the IACS. In 2012, the IACS issued draft harmonized Common Structural Rules, that align with the IMO goals standards, and were adopted in winter 2013. All our vessels are certified as being “in class” by the American Bureau of Shipping, or ABS, Det Norske Veritas, or DNV, Class NK, or NK, and Lloyd’s Register, or LR. All new and secondhand vessels that we acquire must be certified prior to their delivery under our standard purchase contracts and memoranda of agreement. If the vessel is not certified on the date of closing, we generally have no obligation to take delivery of the vessel except in circumstances where the damage is easily remedied, in which case we will take delivery of the vessel and have a claim for damages.

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

We currently are involved in a dispute with Her Majesty’s Revenue & Customs service of the United Kingdom, or HMRC, regarding a tax of 28% on a balancing charge against one of our subsidiaries. This tax relates to the purchase of the Torea vessel in December 2010 (which we subsequently sold in October 2017) following the vessel coming out of the U.K. tonnage tax regime earlier in the period. An adverse resolution of this dispute could result in an additional tax liability to us of approximately $5.7 million plus interest on late paid tax. While defenses are available to us, a liability amount of $2.4 million has been recorded in our consolidated and combined financial statements. The HMRC has issued a Closure Notice indicating that this tax is payable, which we have appealed. On May 1, 2018, the HMRC upheld the Closure Notice. On May 22, 2018, we appealed to the Tax Tribunal in London and on October 31, 2018, we agreed on a statement of facts with HMRC. On November 13, 2019, the First-Tier Tribunal issued its decision on our appeal, finding in our favor. On January 8, 2020, HMRC made an application to the First-Tier Tribunal to appeal its decision and on February 6, 2020 the First-Tier Tribunal released its decision refusing HMRC’s application to appeal to it. On March 5, 2020, HMRC applied to the Upper Tribunal for permission to appeal the decision of the First-Tier Tribunal, and on March 11, 2020, the Upper Tribunal issued its decision granting the permission sought and we have opposed the appeal. It is not currently possible to predict when the dispute will be resolved.

C.	Organizational Structure

Grindrod Shipping is a company incorporated under the laws of Singapore. We directly own two subsidiaries through which business operations are conducted and staff are employed. One is a Singapore company and the other is a South African company. Each of our wholly owned vessels is held through separate, wholly owned subsidiaries of our Singapore subsidiary, each of which is incorporated in Singapore, except one incorporated in the Marshall Islands. In addition, 12 ships in our fleet are held by Singapore incorporated subsidiaries of IVS Bulk, in which we hold a 66.75% controlling interest. Please see Exhibit 8.1 to this annual report for a list of our current subsidiaries.

D.	Property, Plants and Equipment

We do not own any material real property. We lease office space in several countries where we have staff or operations. Our largest offices are in Singapore, South Africa and the United Kingdom. Our main material assets consist of our vessels which are owned through several subsidiaries and two joint ventures. See “—Organizational Structure” above.

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

Overview

We are an international shipping company that owns, charters-in and operates a fleet of drybulk carriers and tankers. We own some of our vessels on our own, some of our vessels through IVS Bulk in which a third party has an interest but which we control, and one of our vessels in a joint venture arrangement. We operate two businesses primarily in: the drybulk carriers business, which is further divided into handysize, supramax/ultramax, and other operating segments; and the tankers business, which is further divided into medium range tankers, small tankers, and other operating segments. Activities that do not relate to these business segments are accumulated in an “unallocated” segment. Our historical business also includes a container business which we held through OACL, and a bunker business which we held through Unicorn Bunker, both of which were separated from Grindrod Shipping in the first quarter of 2018. See “—The Spin-Off” below.

Our handysize and supramax/ultramax operating fleet consists of 25 owned drybulk carriers (including 12 drybulk carrier that we own through IVS Bulk and one that we own through an unconsolidated joint venture) and six long-term chartered-in drybulk carriers. We have 17 handysize drybulk carriers and 14 supramax/ultramax drybulk carriers in our operating fleet with sizes ranging from 28,240 dwt to 61,470 dwt. We also have two supramax/ultramax drybulk carriers under construction with sizes of 62,000 dwt that we will charter in on delivery from the shipyard. Our drybulk carriers transport a broad range of major and minor bulk and breakbulk commodities, including ores, coal, grains, forestry products, steel products and fertilizers, along worldwide shipping routes, and are currently employed in pools of similarly sized vessels or in the spot market.

Our tanker operating fleet consists of five owned tankers and two long-term chartered-in tankers. We have six medium range tankers and one small tanker in our operating fleet with sizes ranging from 16,900 dwt to 51,570 dwt. Our tankers carry petroleum products, which include both clean products, such as petrol, diesel, jet fuel and naptha, and dirty products, such as heavy fuel oil. Our tankers do not carry crude oil. Our tankers are also classed to carry low hazard chemical products, which include liquid bulk vegetable oils. Our tankers are currently employed in pools of similarly sized vessels, commercially managed by third parties, and under various other arrangements, including bareboat charter, under COAs or in the spot market.

Recent Developments

Joint Ventures and Vessels

The IVS Bulk joint venture was restructured effective February 14, 2020 when our wholly owned subsidiary GSPL acquired all of Regiment’s 33.25% interest in IVS Bulk increasing its shareholding to 66.75% and entered into a new shareholders’ agreement with the other remaining shareholder, Sankaty, that grants GSPL control of key aspects of the corporate governance of IVS Bulk, as a result of which the financials of IVS Bulk will be consolidated into our financial statements following the acquisition of the additional 33.25% rather than being accounted for under the equity accounting method, as has previously been the case. See “Item 4. Information on the Company—Our Joint Ventures”.

On February 25, 2020, we agreed to amend the charterparty relating to IVS Pinehurst to extend the charter for a period of about five to seven months commencing May 3, 2020. We retain the option to purchase this vessel, but no longer have options to extend the period of the charter.

On February 27, 2020, we redelivered the long-term chartered-in supramax drybulk carrier IVS Augusta to her owners on expiration of the charter.

On February 28, 2020, we sold the small products tanker Kowie.

On April 8, 2020, we contracted to sell the medium range tanker Inyala, and delivery to the new owners took place on June 4, 2020.

On May 4, 2020, we contracted to sell the medium range tanker Rhino and delivery to the new owners is expected to take place in the first half of 2020, although we can give no assurances that delivery will take place by that time or at all.

Loan Agreements

On January 31, 2020, a subsidiary of IVS Bulk entered into a $13.1 million senior secured credit facility with Showa Leasing Co., Ltd., and on February 10, 2020, IVS Bulk and the Company, as joint and several borrowers, entered into a $114.1 million senior secured credit facility with Credit Agricole Corporate and Investment Bank and Hamburg Commercial Bank AG. Both of these facilities were drawn down in full on February 13, 2020 and the proceeds were applied by IVS Bulk to refinance its subsidiaries’ existing senior secured credit facilities, repay other indebtedness of IVS Bulk and for general corporate purposes. The $114.1 million facility includes certain financial covenants, and we and IVS Bulk have agreed with the lenders to amend certain of these covenants. For a discussion of the covenants and the amendments thereto, see “—Liquidity and Capital Resources—Description of Indebtedness” in this Item 5.

On February 13, 2020, our wholly owned subsidiary GSPL entered into a $35.8 million senior secured credit facility with Sankaty, which was drawn down in full on February 13, 2020 to partly finance the acquisition of the 33.25% ordinary and preference shareholding of Regiment in IVS Bulk. See “—Liquidity and Capital Resources—Description of Indebtedness” in this Item 5.

On April 16, 2020, April 16, 2020 and May 8, 2020, the parties to the relevant agreements entered into amendments to our $27.0 million senior secured credit facility, our $100.0 million senior secured credit facility and our $29.9 million senior secured credit facility, respectively, the purpose of which was to amend the definitions of consolidated current assets and consolidated current liabilities for purposes of the working capital covenant stipulated in these facilities, in each case such that the determination of the consolidated current assets and consolidated current liabilities of Grindrod Shipping excludes any adjustments made for IFRS 16. Further, in respect of these facilities, the lenders have agreed to the following covenant amendments:

•	the reduction of the cash covenant to be tested as at June 30, 2020 and September 30, 2020 from $30 million to $20 million;

•	the determination of current liabilities will exclude the amount owed to Sankaty under the $35.8 million senior secured credit facility for purposes of testing, as at June 30, 2020 and September 30, 2020, the covenant that requires our current assets to exceed our current liabilities.

See “—Liquidity and Capital Resources—Description of Indebtedness” in this Item 5.

Components of Our Operating Results

Revenue. Revenue includes vessel revenue, ship sale revenue, and other revenue. Vessel revenue consists of charter hire revenue and freight revenue. Charter hire revenue primarily relates to time charter contracts and freight revenue primarily relates to voyage charter contracts and pool distributions (which consist of distributions to us of net earnings relating to our vessels in pools operated by third parties). Ship sale revenue includes ship sales as well as the sale of bunkers and other consumables relating to ships sold. Other revenue includes management fees and other revenue.

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

Cost of sales. Cost of sales includes voyage expenses which represent the direct costs associated with operating a vessel between loading and discharge at the applicable ports and include pool distributions (which consist of net earnings payable to third-party and joint venture owners of vessels in the pools we manage), fuel expenses, port expenses, other expenses and freight forward agreements; vessel operating costs, which consist of crew expenses, repairs and maintenance, insurance, and other costs associated with the technical management of the Fleet; charter hire costs, which primarily relates to time charter contracts; depreciation of ships, drydocking and plant and equipment – owned assets; depreciation of ships and ship equipment – right-of-use assets; other expenses, which consist of container expenses, freight expenses, cargo handling, provision for onerous contracts, and other logistic purchases; and cost of ship sale, which consists of cost of sales on sale of ships classified as inventories and cost of sales on sale of bunkers and other consumables sold with a vessel.

Other operating (expense) income. Other operating expense consisted primarily of foreign exchange loss, impairment loss on ships, impairments on intangibles and goodwill, impairment loss on right-of-use assets, impairment loss on the net assets of OACL and other operating expenses. Other operating income consists of dividend income, profit on sale of business and foreign exchange gain.

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

Share of losses of joint ventures. Share of losses of joint ventures relates to operating profits or losses attributable to our joint ventures. Our joint ventures, which include IVS Bulk for the 12 months ended December 31, 2019, are accounted for on an equity basis.

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

Factors Affecting Our Results of Operations and Financial Condition

The principal factors which affect our results of operations and financial condition include:

•	strength of world economies, in particularly in China and the rest of the Asia-Pacific region;

•	the effects of the COVID-19 pandemic on our operations and the demand and trading patterns for both the drybulk and product tanker markets, and the duration of these effects;

•	cyclicality in the drybulk and tanker industries and volatility of charter rates which is impacted by supply and demand;

•	seasonality;

•	our ability to successfully compete in the drybulk and tanker markets and employ or procure the employment of our vessels at economically attractive rates;

•	changes in supply of drybulk and tanker vessels;

•	the duration of our charter contracts and market conditions when charters expire;

•	our decisions relating to vessel acquisitions and disposals and our ability to buy and sell vessels, and to charter-in vessels at prices we deem satisfactory;

•	the strength of and growth in the number of our customer relationships;

•	an increase in the price of bunker or other market-related increases to components of our costs of sales, including the costs associated with the IMO 2020 regulations limiting sulfur content in fuels;

•	depreciation on our vessels and potential impairment charges;

•	the amount of time and expense that we spend positioning our vessels and changes in trade routes for a variety of reasons, including as a result of additional trade tariffs imposed by China and the United States;

•	loss of operating days through accidents or other damage to our vessels, as well as a result of disruptions along our operating routes;

•	the failure of counterparties to fully perform their contracts with us;

•	the required maintenance capital expenditures relating to our vessels and other administrative expenses;

•	the amount of expense incurred, and time that our vessels spend, in drydock undergoing repairs;

•	the age, condition and specifications of our vessels;

•	the effective and efficient technical management of our vessels and our vessel operating costs;

•	our ability to satisfy the technical, health, safety and compliance standards of our customers, especially major oil companies;

•	our ability to access capital to finance our Fleet, including our ability to pay down our existing credit facilities if the fair market values of our vessels decline;

•	our level of debt and related interest expense;

•	fluctuations in interest rates, and foreign exchange rates, and the uncertainty surrounding the continued existence of LIBOR;

•	corruption, piracy, militant activities, political instability and terrorism in locations where we may operate;

•	losses or provisions for losses on uncollectible revenue;

•	the effectiveness of forward freight agreements, bunker swaps and other contracts we may enter into to manage our revenue and expenses and costs in unwinding them;

•	the cost and adequacy or otherwise of our insurance coverage;

•	fluctuations in foreign currency exchange rates; and

•	inflation.

The Spin-Off

In connection with the Spin-Off, Former Parent sold all of the shares it held in its wholly-owned subsidiaries, GSPL and Grindrod Shipping (South Africa) Pty Ltd, or GSSA, to Grindrod Shipping, in exchange for a market related consideration. On the Closing Date, Former Parent made a pro rata distribution to its shareholders that resulted in its shareholders receiving Grindrod Shipping ordinary shares in the same proportion as they held their Former Parent ordinary shares immediately prior to the consummation of the Spin-Off.

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

Below is a reconciliation from TCE revenue to revenue.

	Year Ended December 31,
	2019			2018			2017
(In thousands of U.S. dollars)	Revenue	Voyage Expenses	TCE Revenue	Revenue	Voyage Expenses	TCE Revenue	Revenue	Voyage Expenses	TCE Revenue
Vessel revenue
Handysize	102,805	(53,449)	49,356	116,372	(57,707)	58,665	118,262	(59,004)	59,258
Supramax/ultramax	153,937	(74,286)	79,651	146,097	(71,087)	75,010	156,517	(76,497)	80,020
Medium range tankers	37,813	(5,502)	32,311	37,911	(7,966)	29,945	42,561	(7,555)	35,006
Small tankers	13,419	(2,497)	10,922	17,395	(3,463)	13,932	22,740	(3,725)	19,015
Other drybulk carriers	—			1,218			56,644
Other tankers	5,182			5,183			14,186
Other revenue	22,535			15,163			23,533
Adjustments(*)	(4,645)			(20,321)			(24,941)
Revenue	331,046			319,018			409,522

*	Vessel revenue earned and voyage expenses incurred by the joint-ventures are included within the operating segment information on a proportionate consolidation basis for the period the joint venture existed during the relevant period. Accordingly, joint-ventures’ proportionate financial information are adjusted out to reconcile to the consolidated and combined financial statements.

Vessel operating cost per day. Vessel operating costs per day represents vessel operating costs divided by the number of calendar days for owned vessels during the period. The vessel operating costs and the number of calendar days used to calculate vessel operating costs per day includes the proportionate share of our joint ventures’ vessel operating costs and operating days for the period the joint venture existed during the relevant period and excludes charter-in costs and charter-in days.

Long term charter-in costs and Long-term charter-in costs per day. Long-term charter-in costs is defined as the charter costs relating to chartered-in vessels included in our Fleet from time to time, which are vessels for which the period of the charter that we initially commit to is 12 months or more, even if at a given time the remaining period of their charter may be less than 12 months (“long-term charter-in vessels”). Such long-term charter-in costs, divided by the number of operating days for the relevant vessels during the period, is long-term charter-in costs per day.

Before the application of IFRS 16 on January 1, 2019, long-term charter-in costs were included in charter hire costs in the statement of profit and loss. From January 1, 2019, charter hire costs in the statement of profit and loss only includes charter costs that meet the definition of short-term leases in terms of IFRS 16 which, due to practical expedients allowed under IFRS 16, for the period from January 1, 2019 to December 31, 2019 includes charter costs relating to some but not all of our long-term charter-in vessels, with the charter costs relating to the remainder of our long-term charter-in vessels presented as lease payments on ships. Accordingly, charter hire costs and lease payments on ships together comprise “adjusted charter hire costs”.

Long-term charter-in costs and long-term charter-in costs per day are non-GAAP performance measures used primarily to provide an understanding of the total costs and total costs per day relating to the charter-in of the company’s long-term charter-in vessels.

Below is a reconciliation from long-term charter-in costs to adjusted charter hire costs for the 12 month periods ended December 31, 2019, 2018, and 2017.

	Year ended December 31,
	2019
(In thousands of U.S. dollars)	Charter hire costs	Lease payments on Ships	Adjusted charter hire costs	Long-term charter-in costs	Short- term charter- in costs	Adjusted charter hire costs

Handysize	15,162	—	15,162	—	15,162	15,162
Supramax/ultramax	41,393	26,953	68,346	29,738	38,608	68,346
Medium Range Tankers	5,581	5,585	11,166	11,166	—	11,166
Small Tankers	—	—	—	—	—	—
Others	—	—	—	—	—	—
Adjustments(*)	(468)	—	(468)	—	—	(468)
	61,668	32,538	94,206			94,206

	Year ended December 31,
	2018
(In thousands of U.S. dollars)	Charter hire costs	Lease payments on Ships	Adjusted charter hire costs	Long-term charter-in costs	Short- term charter- in costs	Adjusted charter hire costs

Handysize	16,091	—	16,091	1,904	14,187	16,091
Supramax/ultramax	69,428	—	69,428	29,580	39,848	69,428
Medium Range Tankers	16,090	—	16,090	16,090	—	16,090
Small Tankers	—	—	—	—	—	—
Others	1,468	—	1,468	—	—	1,468
Adjustments(*)	(2,429)	—	(2,429)	—	—	(2,429)
	100,648	—	100,648			100,648

	Year ended December 31,
	2017
(In thousands of U.S. dollars)	Charter hire costs	Lease payments on Ships	Adjusted charter hire costs	Long-term charter-in costs	Short- term charter- in costs	Adjusted charter hire costs

Handysize	22,773	—	22,773	3,139	19,634	22,773
Supramax/ultramax	73,336	—	73,336	33,038	40,298	73,336
Medium Range Tankers	16,257	—	16,257	16,257	—	16,257
Small Tankers	2,148	—	2,148	2,148	—	2,148
Others	14,054	—	14,054	—	—	14,054
Adjustments(*)	(820)	—	(820)	—	—	(820)
	127,748	—	127,748			127,748

*	Charter hire costs, Lease payments on Ships, Long-term charter-in costs and Short-term charter-in costs incurred by the joint ventures are included within the operating segment information on a proportionate consolidation basis. Accordingly, joint ventures’ proportionate financial information are adjusted out to reconcile to the unaudited condensed consolidated and combined financial statements.

EBITDA and Adjusted EBITDA. EBITDA is defined as earnings before income tax expense or credit, interest income, interest expense, impairment loss recognized on financial assets, share of losses of joint ventures and depreciation and amortization. For periods commencing January 1, 2019, interest expense and depreciation include amounts relating to leases and classified, as appropriate, as interest expense or depreciation – right-of-use assets under the application of IFRS 16. Adjusted EBITDA is EBITDA adjusted to exclude the items set forth in the table below, which represent certain non-recurring, non-operating or other items that we believe are not indicative of the ongoing performance of our core operations.

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

The table below presents the reconciliation between loss for the period to EBITDA and Adjusted EBITDA for the 12 month periods ended December 31, 2019, 2018 and 2017:

	Year Ended December 31,
(In thousands of U.S. dollars)	2019	2018	2017
Loss for the Period	$(43,487)	$(20,640)	$(60,812)
Adjusted for:
Income tax expense	685	1,389	3,226
Interest income	(1,979)	(3,787)	(7,164)
Interest expense	11,916	6,517	6,548
Impairment loss recognized on financial assets	—	1,583	—
Share of losses of joint ventures	1,420	454	12,946
Depreciation and amortization	48,763	14,292	19,680

EBITDA	$17,318	$(192)	$(25,576)

Adjusted for
Listing costs	—	3,582	2,609
Impairment loss on ships	16,995	—	16,503
Impairment loss on right-of-use assets	2,250	—	—
Impairment loss on goodwill and intangibles	3,179	—	12,119
Impairment loss on assets of disposal group	—	—	5,092
Gain on disposals of businesses	—	(3,255)	—
Gain on deemed disposal of previously held joint venture	—	(213)	—

ADJUSTED EBITDA	$39,742	$(78)	$10,747

Headline Loss and Headline Loss Per Share. The JSE requires that we calculate and publicly disclose Headline Loss Per Share and Diluted Headline Loss Per Share. Headline Loss Per Share is calculated using net income which has been determined based on IFRS. Accordingly, this may differ to the Headline Loss Per Share calculation of other companies listed on the JSE because such companies may report their financial results under a different financial reporting framework such as U.S. GAAP.

Headline Loss for the period represents Loss for the period adjusted for the re-measurements that are more closely aligned to the operating or trading results as set forth below, and Headline Loss Per Share represents this figure divided by the weighted average number of ordinary shares outstanding for the period.

The table below presents a reconciliation between Loss for the period to Headline Loss for the 12 month periods ended December 31, 2019, 2018 and 2017:

	Year ended December 31,
(In thousands of U.S. dollars, other than per share data)	2019	2018	2017
Reconciliation between loss for the period and headline earnings:
Loss for the period	$(43,487)	$(20,640)	$(60,812)
Adjusted for:
Impairment loss on joint venture’s ships	—	2,862	21,765
Impairment loss on ships	16,995	—	16,503
Impairment loss on right-of-use assets	2,250	—	—
Impairment loss on goodwill and intangibles	3,179	—	12,119
Impairment loss on assets of disposal group	—	—	5,092
(Gain) loss on disposals of plant and equipment	—	(63)	2
Gain on disposals of business	—	(3,255)	—
Gain on deemed disposal of previously held joint venture	—	(213)	—
Capital gains tax on sale of businesses	—	1, 797	—
Headline Loss	$(21,063)	$(19,512)	$(5,331)

Number of shares on which the per share figures have been calculated	19,022,665	19,063,833	19,063,833
Basic and diluted loss per share	$(2.29)	$(1.08)	$(3.19)
Basic and diluted headline loss per share	$(1.11)	$(1.02)	$(0.28)

Critical Accounting Policies and Estimates

Our consolidated and combined financial statements and accompanying notes are prepared in accordance with IFRS. In many instances, the application of such principles requires management to make estimates or to apply subjective principles to particular facts and circumstances.

Critical accounting policies are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions.  Described below are our critical accounting policies and estimates where we believe that had we made different estimations, judgments or interpretations from the ones we made, would have yielded the most significant differences in our consolidated and combined financial statements.

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

The carrying value of our vessels will not necessarily represent the fair market value of such vessels or the amount we could obtain if we were to sell any of our vessels. Pursuant to our bank credit facilities, prior to drawdown of loans under the credit facilities we submit to the lenders open-market, individual, charter-free valuations of the vessels collateralizing the relevant facility. Thereafter, we will regularly submit to the lenders valuations of our vessels done on the same basis in order to evidence our compliance with the collateral maintenance covenants under our bank credit facilities. We also obtain such valuations each quarter on all 100% owned vessels, joint venture owned vessels and all chartered-in vessels where there is a purchase option in our Fleet. These valuations as well as the valuations for the purposes of the bank credit facilities, are performed by an independent valuator not connected with the group, who has appropriate qualifications and relevant experience in the valuation of the vessels in the relevant sectors. We have received valuations on all 100% owned vessels, joint venture owned vessels and all chartered-in vessels where we have purchase options in our Fleet as of December 31, 2019. If we were to compare those valuations to the carrying value of our 100% owned vessels as of December 31, 2019, that carrying value would exceed their valuations by an aggregate of $24.6 million, and, for those individual vessels where the carrying value exceeds the valuation, ranging from $1.0 million to $5.1 million. The valuations of our vessels can vary depending on the shipyards where they were built and the dates of delivery.

Impairment of Vessels (including owned and right-of-use)

The carrying amount of our vessels will not necessarily represent the fair market value of such vessels or the amount we could obtain if we were to sell any of our vessels. We evaluate the carrying amount of our vessels for events or indicators of potential impairment. We consider if we have contracted to divest the vessel for any reason, business plans such as if a joint venture that owns vessels comes to an end in accordance with its terms or if it no longer fits into our strategic planning and overall market conditions. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Recoverable amount is the higher of fair value less costs of disposal and value in use. Recoverable amount is the higher of fair value less costs to sell and value in use.

In developing a value in use calculation for a vessel, we make assumptions and estimates about vessels’ future performance, with the most significant assumptions relating to (i) charter rates on vessels which are based on management’s estimate of the average charter rates over the remaining life of the vessel to 15 years, (ii) off-hire days, which are based on historical off-hire statistics for our Fleet, (iii) operating costs, based on current levels escalated over time based on long term trends, (iv) drydocking frequency, duration and cost, (v) estimated remaining useful life which is assessed as a total of 15 years from construction and (vi) estimated sale value of that vessel when the vessel reaches 15 years. We apply the U.S. dollar inflation rate to vessel operating costs (not including depreciation). The future cash flows are discounted to their present value using the current fiscal year’s discount rate to reflect the time value of money.

Although we believe that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. There can be no assurance as to how long term charter rates and vessel values (for owned vessels) will remain at their current levels, whether they will improve by any significant degree, or whether they will achieve the forecast charter rates estimated in the value in use calculations. Charter rates may remain at depressed levels for some time, which could adversely affect our revenue and profitability, and future assessments of vessel impairment.

For vessels that we have contracted to sell, the recoverable amount will be classified as inventories are determined based on fair value less cost of disposal, with fair value determined based on the market comparable approach that reflects recent transaction prices for similar vessels, with similar age and specifications. In valuing the vessels, the appraisers take into consideration the prevailing market conditions and make adjustments for differences where necessary before arriving at the most appropriate value for the vessels.

Management monitors developments in the market charter rates in order to assess the appropriateness of the charter rates that are utilized in the impairment analyses.

As at December 31, 2019, a change to the following estimate used in management’s assessment would result in the recoverable amount of each vessels being below the carrying amount of the vessel (on the basis that each of the other key assumptions remain unchanged):

Drybulk Carriers: 0.0% to 19.6% decrease to the charter rate or 0.0% to 56.6% increase to the discount rate

Tankers: 13.9% to 34.2% decrease to the charter rate or 14.3% to 45.2% increase to the discount rate

Based on our impairment analysis, an impairment loss on our ships, including right-of-use ships, of $19.2 million was recognized in “other operating (expense) income” for the year ended December 31, 2019. The impairment loss was largely due to the depressed charter rates and vessel values as a result of an oversupply of vessel capacity.

Revenue Recognition and Voyage Expenses

Vessel revenue

The primary source of revenue is vessel revenue which comprise of charter hire of ships and freight revenue.

Charter hire revenue is recognized over time as we satisfy our performance obligation based on time elapsed between the delivery of a vessel to a charterer and the redelivery of a vessel from the charterer. Other variable hire components of the charter contract, such as off-hire and speed claims, are recognized only to the extent that it is highly probable that a significant reversal will not occur when the uncertainty is subsequently resolved.

Included in the charter hire revenue is the revenue that we earned from pool arrangements. For IVS Handysize Pool and IVS Supramax Pool, we recognize total gross revenue earned by the pools as we are principal to the arrangements and correspondingly, we also recognizes the share of third party vessel owners’ net earnings of the pool in the voyage expenses in the period incurred. For third party pool arrangements that our vessels participate in, we recognize revenue based on its portion of the net distributions reported by the relevant pool, which represents the net voyage revenue of the pool after voyage expenses and pool manager fees.

Freight revenue is recognized over time as we satisfy our performance obligation based on the duration of the voyage between the time the ship is ready at the load port until the cargo has been delivered at the discharge port, as measured using the time that has elapsed from commencement of performance at the load port. The duration of a voyage depends on the size of the ship being loaded, cargo type and quantity, ship speed as well as delays occasioned by weather or due congestion at load or discharge ports. Included in freight revenue is demurrage and dispatch which is recognized in the period such consideration was incurred. We consider demurrage and despatch at contract inception and reassess them throughout the contract period.

We recognize a provision for onerous contract when we have a contract under which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under such contract. Full provision is made for the present obligations of the unavoidable future losses of fulfilling the terms of onerous vessel charter contracts or COAs to which we are committed.

Sale of vessels, bunkers and consumables

We generate revenue from the sale of vessels, bunkers and consumables. Immediately prior to the contracted sale, the vessel would be classified as inventories. Revenue is recognized when control of the ships, bunkers and consumables have been delivered to the buyer. We only have the right to the consideration at the point of transfer of the asset. The corresponding cost shall be accounted for as cost of sales.

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

Voyage expenses

Voyage expenses that relate directly to a contract include charter hire expenses, fuel expenses and port expenses. Contract costs are deferred and amortized over the course of the voyage on a percentage completion basis that is consistent with the revenue recognition. This percentage of completion is derived from time elapsed between the tender of readiness to load a cargo or delivery of a vessel to a charterer, and the completion of discharging a cargo or redelivery of a vessel from a charterer. Contract costs are deferred only if they represent incremental costs of obtaining a contract or fulfilment costs that (i) relate directly a contract or to an anticipated contract, (ii) generate or enhance resources to be used in meeting obligations under the contract and (iii) are expected to be recovered.

Leases

We adopted IFRS 16 on January 1, 2019 which resulted in the initial measurement of right-of-use assets of $69.4 million and corresponding lease liabilities of $68.7 million on our consolidated statement of financial position on January 1, 2019. Prepayments relating to leases of $0.7 million were reclassified to right-of-use assets and there is no impact to retained earnings on January 1, 2019. Please see Note 2.3 and 2.14 Significant Accounting Policies to our consolidated and combined financial statements for additional information. Prior to January 1, 2019, we recognized lease expense in accordance with IAS 17 where rental payables under operating leases are charged to profit or loss on a straight-line basis over the term of the relevant lease.

Right-of-use assets are subsequently measured at cost less accumulated depreciation and impairment losses. Depreciation of right-of-use assets commences at the start of the lease and they are depreciated over the shorter period of lease term and useful life of the underlying asset. The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made.

For leases with extension options, we exercised our judgement by considering the circumstances that would create an economic incentive to exercise such options. This is assessed on an ongoing basis and the extension options are only included in the lease term if the lease is reasonably certain to be exercised. At December 31, 2019, we have not recognized $54.0 million of lease liabilities because it is not reasonably certain that the leases will be extended.

One of the charter contracts requiring the recognition of a right-of-use assets and a lease liability contains variable payment terms that is linked to an index and such variable lease payments are recognized in charter hire cost in the profit or loss in the period in which the condition that triggers those payments occurs. A 5% increase in the index will result in such variable lease contracts to increase its total lease payments by approximately $0.2 million.

Results of Operations

Year Ended December 31, 2019 Compared to the Year Ended December 31, 2018

Certain financial data on a consolidated and combined basis and for our key segments was as follows for the years ended December 31, 2019 and 2018. This information was derived from our consolidated and combined financial statements for the respective periods.

Consolidated and Combined Results of Operations

	Year Ended December 31,
(In thousands of U.S. dollars)	2019	2018
Revenue	$331,046	$319,018
Cost of sales
Voyage expenses	(149,444)	(151,705)
Vessel operating costs	(33,889)	(32,657)
Charter hire costs	(61,668)	(100,648)
Depreciation of ships, drydocking and plant and equipment - owned assets	(17,529)	(14,094)
Depreciation of ships and ship equipment – right-of-use assets	(30,449)	—
Other expenses	(697)	(1,146)
Cost of ship sale	(16,844)	(7,675)
Gross profit	20,526	11,093
Other operating (expense) income	(23,559)	6,022
Administrative expenses	(28,412)	(31,599)
Share of losses of joint ventures	(1,420)	(454)
Impairment loss recognized on financial assets	—	(1,583)
Interest income	1,979	3,787
Interest expense	(11,916)	(6,517)
Loss before taxation	(42,802)	(19,251)
Income tax	(685)	(1,389)
Loss for the year	$(43,487)	$(20,640)

Segment Results of Operations(1)

	Year Ended December 31,
(In thousands of U.S. dollars)	2019	2018
Drybulk Carriers Business
Handysize Segment
Revenue	$112,232	$126,709
Cost of Sales	$(111,454)	$(117,554)
Supramax/ultramax Segment
Revenue	$155,155	$147,322
Cost of Sales	$(148,671)	$(146,612)
Tankers Business
Medium Range Tankers Segment
Revenue	$45,165	$37,911
Cost of Sales	$(39,898)	$(39,795)
Small Tankers Segment
Revenue	$21,899	$21,175
Cost of Sales	$(18,762)	$(18,641)

(1)	Segment results of operations include the proportionate share of joint ventures, which differs from the statements of profit or loss in our consolidated and combined financial statements which account for our investments in joint ventures under the equity method.

Set forth below are selected historical and statistical data of our operating fleet for the years ended December 31, 2019 and 2018 that we believe may be useful in better understanding our operating fleet’s financial position and results of operations(1).

	Year Ended December 31,
	2019	2018
Drybulk Carriers Business
Handysize Segment
Calendar days(2)	6,495	6,704
Available days(3)	6,405	6,565
Operating days(4)	6,352	6,495
Owned fleet operating days(5)	4,546	4,915
Long-term charter-in days(6)	—	221
Short-term charter-in days(7)	1,806	1,359
Fleet utilization(8)	99.2%	98.9%
TCE per day(9)	$7,770	$9,032
Vessel operating costs per day(10)	$5,040	$5,201
Long-term charter in costs per day(11)	—	$8,600
Supramax/ultramax Segment
Calendar days(2)	6,670	6,401
Available days(3)	6,626	6,345
Operating days(4)	6,601	6,315
Owned fleet operating days(5)	959	704
Long-term charter-in days(6)	2,351	2,299
Short-term charter-in days(7)	3,291	3,312
Fleet utilization(8)	99.6%	99.5%
TCE per day(9)	$12,067	$11,878
Vessel operating costs per day(10)	$4,545	$4,641
Long-term charter in costs per day(11)	$12,650	$12,866

Tankers Business
Medium Range Tankers Segment
Calendar days(2)	2,253	2,733
Available days(3)	2,253	2,721
Operating days(4)	2,253	2,660
Owned fleet operating days(5)	1,523	1,587
Long-term charter-in days(6)	730	1,073
Short-term charter-in days(7)	—	—
Fleet utilization(8)	100.0%	97.8%
TCE per day(9)	$14,341	$11,258
Vessel operating costs per day(10)	$6,691	$6,888
Long-term charter in costs per day(11)	$15,300	$14,995
Small Tankers Segment
Calendar days(2)	908	1,268
Available days(3)	897	1,234
Operating days(4)	896	1,223
Owned fleet operating days(5)	896	1,223
Long-term charter-in days(6)	—	—
Short-term charter-in days(7)	—	—
Fleet utilization(8)	99.9%	99.1%
TCE per day(9)	$12,190	$11,392
Vessel operating costs per day(10)	$6,321	$7,069
Long-term charter in costs per day(11)	—	—

(1)	Segment results of operations include the proportionate share of joint ventures, which differs from the statements of profit or loss in our consolidated and combined financial statements which account for our investments in joint ventures under the equity method.

(2)	Calendar days: total calendar days the vessels were in our possession for the relevant period.

(3)	Available days: total number of calendar days a vessel is in our possession for the relevant period after subtracting off-hire days for scheduled drydocking and special surveys. We use available days to measure the number of days in a relevant period during which vessels should be available for generating revenue.

(4)	Operating days: the number of available days in the relevant period a vessel is controlled by us after subtracting the aggregate number of days that the vessel is off-hire due to a reason other than scheduled drydocking and special surveys, including unforeseen circumstances. We use operating days to measure the aggregate number of days in a relevant period during which vessels are actually available to generate revenue.

(5)	Owned fleet operating days: the number of operating days in which our owned fleet is operating for the relevant period.

(6)	Long-term charter-in days: the number of operating days for which our long-term charter-in fleet is operating for the relevant period. We regard chartered-in vessels as long-term charters if the period of the charter that we initially commit to is 12 months or more. Once we have included such chartered-in vessels in our Fleet, we will continue to regard them as part of our Fleet until the end of their chartered-in period, including any period that the charter has been extended under an option, even if at a given time the remaining period of their charter may be less than 12 months.

(7)	Short-term charter-in days: the number of operating days for which we have chartered-in third party vessels for durations of less than one year for the relevant period.

(8)	Fleet utilization: the percentage of time that vessels are available for generating revenue, determined by dividing the number of operating days during a relevant period by the number of available days during that period. We use fleet utilization to measure a company’s efficiency in technically managing its vessels.

(9)	TCE per day: vessel revenue less voyage expenses during a relevant period divided by the number of operating days during the period. The number of operating days used to calculate TCE revenue per day includes the proportionate share of our joint ventures’ operating days and includes charter-in days. See “—Non-GAAP Financial Measures” above for a discussion of TCE revenue and a reconciliation of TCE revenue to revenue.

(10)	Vessel operating costs per day: vessel operating costs per day represents vessel operating costs divided by the number of calendar days for owned vessels. The vessel operating costs and the number of calendar days used to calculate vessel operating costs per day includes the proportionate share of our joint ventures’ vessel operating costs and calendar days and excludes charter-in costs and charter-in days. See “—Non-GAAP Financial Measures” above for a discussion of vessel operating costs per day.

(11)	Long-term charter-in costs per day: charter costs associated with long-term charter-in vessels divided by long-term charter-in days for the relevant period. See “—Non-GAAP Financial Measures” above for a discussion of long-term charter-in costs and its reconciliation to adjusted charter hire costs. That discussion also shows an analysis of adjusted charter hire costs split between long-term charter-in costs and short-term charter-in costs.

Revenue. Revenue increased by $12.0 million, or approximately 3.8%, from $319.0 million for the year ended December 31, 2018 to $331.0 million for the year ended December 31, 2019. The largest component of revenue is vessel revenue. Vessel revenue increased by $4.6 million, or approximately 1.5%, from $303.9 million for the year ended December 31, 2018 to $308.5 million for the year ended December 31, 2019, respectively. The increase in revenue was primarily due to an increase in ship sale revenue, increased spot rates for the supramax/ultramax segment, medium range tanker segment and small tanker segment and the consolidation into our accounts of the revenue of two additional medium range tankers in 2019.

Drybulk Business Revenue and Vessel Revenue

In the drybulk business, our handysize total revenue decreased by $14.5 million, or approximately 11.4%, from $126.7 million for the year ended December 31, 2018 to $112.2 million for the year ended December 31, 2019. The handysize business experienced a decrease in the number of operating days in 2019 due to the redelivery of a vessel in August 2018, the sale of a vessel in October 2018 and a further sale of a vessel in April 2019 partially offset by an increase in the number of short term operating days. The handysize business also experienced a decrease in the spot rates in 2019. The supramax/ultramax total revenue increased by $7.9 million, or approximately 5.4%, from $147.3 million for the year ended December 31, 2018 to $155.2 million for the year ended December 31, 2019. The increase in the supramax/ultramax total revenue was primarily due to an increase in the number of operating days due to the delivery of a long term chartered in vessel in June 2019 and the delivery of two owned vessels in August 2019 and September 2019 respectively. This was offset by the redelivery of a long term chartered in vessel in December 2018. The supramax/ultramax business also experienced an increase in the spot rates in 2019.

Our handysize vessel revenue decreased by $13.6 million, or approximately 11.7%, from $116.4 million for the year ended December 31, 2018 to $102.8 million for the year ended December 31, 2019. The decrease in 2019 was primarily due to the same reasons set forth above. Our supra/ultramax vessel revenue increased by $7.8 million, or approximately 5.3%, from $146.1 million for the year ended December 31, 2018 to $153.9 million for the year ended December 31, 2019. The increase in 2019 was primarily due to the same reasons set forth above.

Tankers Business Revenue and Vessel Revenue

In the tankers business, our medium range tankers and small tankers total revenue increased by $7.3 million and $0.7 million, respectively, or approximately 19.3% and 3.3%, respectively, from $37.9 million and $21.2 million, respectively, for the year ended December 31, 2018 to $45.2 million and $21.9 million, respectively, for the year ended December 31, 2019. The increase in the medium range tankers total revenue was primarily due to ship sale revenue from the sale of a medium range tanker that was part of a joint venture structure in 2019 compared with no tanker sales in 2018, and an increase in the tanker spot rates in 2019. This was partially offset by a decrease in the number of operating days in 2019 as a result of the vessel sale mentioned above and the redelivery of a long term chartered in medium range tanker in December 2018. The increase in the small tankers total revenue was primarily due to ship sale revenue on the sale of a wholly-owned small tanker in 2019 compared to the sale of a small tanker in 2018 that was owned by a joint venture, and an increase in the tanker spot rates in 2019. This was partially offset by the effect of a decrease in the operating days as a result of the sale of the vessels mentioned above.

Our medium range tankers and small tankers vessel revenue decreased by $0.1 million and $4.0 million, respectively, or approximately 0.3% and 23.0%, respectively, from $37.9 million and $17.4 million, respectively for the year ended December 31, 2018 to $37.8 million and $13.4 million, respectively, for the year ended December 31, 2019. The decrease in the medium range tankers vessel revenue was primarily due to a decrease in the number of operating days in 2019 as a result of the sale of a medium range tanker at the end of 2019 and the redelivery of a long term chartered in medium range tanker in December 2018 which was largely offset by an increase in tanker spot rates. The decrease in the small tanker vessel revenue was primarily due to a decrease in the number of operating days in 2019 as a result of the sale of a small tanker in each of 2018 and 2019, partially offset by an increase in tanker spot rates in 2019.

Drybulk Business TCE Revenue

Handysize TCE per day decreased by $1,262 per day, or approximately 14.0%, from $9,032 per day for the year ended December 31, 2018 to $7,770 per day for the year ended December 31, 2019 primarily due to a decrease in the handysize spot market.

Supramax/ultramax TCE per day increased by $189 per day, or approximately 1.6%, from $11,878 per day for the year ended December 31, 2018 to $12,067 per day for the year ended December 31, 2019 While the supramax/ultramax spot market was lower in 2019, our spot rates in 2019 were higher than in 2018.

Tankers Business TCE Revenue

Medium range tankers TCE per day increased by $3,083 per day, or approximately 27.4%, from $11,258 per day for the year ended December 31, 2018 to $14,341 per day for the year ended December 31, 2019 primarily due to an increase in medium range tanker spot rates.

Small tankers TCE per day increased by $798 per day, or approximately 7.0%, from $11,392 per day for the year ended December 31, 2018 to $12,190 per day for the year ended December 31, 2019 primarily due to an increase in tanker spot rates.

Cost of sales. Total cost of sales increased by $2.6 million, or approximately 0.8%, from $307.9 million for the year ended December 31, 2018 to $310.5 million for the year ended December 31, 2019. The largest component of cost of sales is voyage expenses, which decreased by $2.3 million from $151.7 million for the year ended December 31, 2018 to $149.4 million for the year ended December 31, 2019. This decrease in voyage expenses was primarily due to the decrease in pool distributions to third party pool participants and a decrease in port costs which was partially offset by an increase in fuel costs. The decrease in pool distributions was attributable to a decrease in the net earnings of the pools with a decrease in the handysize spot rate which was partially offset by an increase in the supramax/ultramax spot rate. The port costs decreased largely due to a decrease in the number of voyages, and as a result the number of port calls, reported for the medium range tankers commercially managed by us for various reasons including fewer medium range tankers being commercially managed by us in 2019 compared to 2018. Fuel costs increased due to an increase in the quantity of fuel consumed on voyages and an increase in the price of certain fuels consumed. The second largest component of cost of sales is charter hire costs, which decreased by $38.9 million from $100.6 million for the year ended December 31, 2018 to $61.7 million for the year ended December 31, 2019. This decrease was due to the implementation of IFRS 16 as a result of which long-term lease payments that were reported as charter hire costs in 2018 were split into a Depreciation of ships and ship equipment - right-of-use assets portion and an interest expense portion in 2019. Vessel operating costs increased by $1.2 million from $32.7 million in the year to December 31, 2018 to $33.9 million in the year to December 31, 2019. The main reason for this increase was the purchase of two tankers in 2019 from a joint venture resulting in the consolidation of the vessel operating costs of these vessels following their acquisition by us, and the delivery of two supramax/ultramax drybulk carriers in 2019, offset by a reduction in vessel operating costs as a result of the sale of a handysize drybulk carrier in each of 2018 and 2019, and the sale of a small tanker in 2019 and general savings in vessel operating costs. Depreciation of ships, dry-docking and plant and equipment – owned assets increased by $3.4 million from $14.1 million in the year to December 31, 2018 to $17.5 million in the year to December 31, 2019. The main reason for this increase was the purchase of two tankers in 2019 from a joint venture resulting in their consolidation into our accounts following their outright acquisition and the delivery of two new supramax/ultramax vessels in 2019. Depreciation of ships and ship equipment - right-of-use assets of $30.4 million was recognized in the year ended December 31, 2019 due to the implementation of IFRS 16 in which long-term lease payments that were reported as charter hire costs in 2018 are split into a Depreciation of ships and ship equipment – right-of-use assets portion and an interest expense portion in 2019. Other expenses decreased by $0.4 million from $1.1 million in the year to December 31, 2018 to $0.7 million in the year to December 31, 2019. Cost of ship sale increased by $9.1 million from $7.7 million in the year to December 31, 2018 to $16.8 million in the years to December 31, 2019. This increase is due to two vessels, a handysize drybulk carrier and a small tanker, being sold in 2019 as compared to only one handysize drybulk carrier being sold in 2018. The book value of the vessel we sold in 2018, with its associated bunkers and consumables, was lower than the book values of the vessels, bunkers and consumables we sold in 2019.

Drybulk Business Cost of Sales

In the drybulk business, our handysize segment cost of sales decreased by $6.1 million, or approximately 5.2%, from $117.6 million for the year ended December 31, 2018 to $111.5 million for the year ended December 31, 2019. This decrease was primarily due to a decrease in the number of owned and long term chartered in vessels and the increase in short-term vessels off the spot market that were chartered in at a lower spot rate and lower third party pool distributions due to lower earnings in our handysize pool. The charter hire costs in the handysize segment decreased by $0.9 million, or approximately 5.6%, from $16.1 million for the year ended December 31, 2018 to $15.2 million for the year ended December 31, 2019. While there was a higher number of short term chartered in vessels in 2019, this was more than offset by a lower charter-in cost per day. Our handysize segment voyage expenses decreased by $4.3 million, or approximately 7.5%, from $57.7 million for the year ended December 31, 2018 to $53.4 million for the year ended December 31, 2019. This decrease was primarily due to lower pool distributions to third party vessels as a result of a lower charter rates earned in our handysize pool in 2019, partially offset by higher fuel costs in 2019. Our handysize vessel operating costs decreased by $2.9 million, or approximately 10.9%, from $26.5 million for the year ended December 31, 2018 to $23.6 million for the year ended December 31, 2019. The decrease was primarily due to the reduced number of owned vessels as a result of the sale of a vessel in October 2018 and a further sale in April 2019, as well as a decrease in vessel operating costs per day as a result of general cost saving initiatives.

Our supramax/ultramax segment cost of sales increased by $2.1 million, or approximately 1.4%, from $146.6 million for the year ended December 31, 2018 to $148.7 million for the year ended December 31, 2019. This increase was primarily due to an increase in the pool distributions to third party pool participants and higher fuel costs. The charter hire costs in the supramax/ultramax segment decreased by $28.0 million, or approximately 40.3%, from $69.4 million for the year ended December 31, 2018 to $41.4 million for the year ended December 31, 2019. This was as a result of the implementation of IFRS 16 in 2019 in terms of which long-term lease payments that were previously reported as charter hire costs are split into a Depreciation of ships and ship equipment - right-of-use assets portion and an interest expense portion. Our supramax/ultramax segment voyage expenses increased by $3.2 million, or approximately 4.5%, from $71.1 million for the year ended December 31, 2018 to $74.3 million for the year ended December 31, 2019. This increase was primarily due to an increase in the pool distributions to third party pool participants and higher fuel costs. Our supramax/ultramax vessel operating costs increased by $1.0 million, or approximately 29.4%, from $3.4 million for the year ended December 31, 2018 to $4.4 million for the year ended December 31, 2019. The increase was primarily due to an increase in the operating days from the owned fleet due to the delivery of two vessels in 2019 partially offset by a decrease in vessel operating costs per day as a result of general cost savings initiatives.

Drybulk Business Vessel Operating Costs Per Day

Handysize vessel operating costs per day decreased by $161, or approximately 3.1%, from $5,201 per day for the year ended December 31, 2018 to $5,040 per day for the year ended December 31, 2019.

Supramax/ultramax vessel operating costs per day decreased by $96, or approximately 2.1%, from $4,641 per day for the year ended December 31, 2018 to $4,545 per day for the year ended December 31, 2019.

These decreases were primarily due to general cost saving initiatives.

Tankers Business Cost of Sales

In the tankers business, our medium range tankers segment and small tankers segment cost of sales remained relatively flat at $39.8 million and $18.6 million, respectively, for the year ended December 31, 2018 and $39.9 million and $18.8 million, respectively, for the year ended December 31, 2019. In our medium range tankers segment, an increase in depreciation (owned and right-of use assets) and cost of ship sale was partially offset by a decrease in charter hire costs and voyage expenses. In our small tankers segment, an increase in cost of ship sale was partially offset by a decrease in vessel operating costs and voyage expenses due to the reduced number of operating days.

Our medium range tankers charter hire costs decreased by $10.5 million or approximately 65.2%, from $16.1 million for the year ended December 31, 2018 to $5.6 million for the year ended December 31, 2019. The decrease in the medium range tankers charter hire costs was largely due to the implementation of IFRS 16 in 2019 where long-term lease payments that were previously reported as charter hire costs are split into a Depreciation of ships and ship equipment - right-of-use assets portion and an interest expense portion and the redelivery of a long-term chartered in vessel in December 2018.

Our medium range tankers voyage expenses and small tankers voyage expenses decreased by $2.5 million and $1.0 million, respectively, or approximately 31.3% and 28.6%, respectively, from $8.0 million and $3.5 million, respectively, for the year ended December 31, 2018 to $5.5 million and $2.5 million, respectively, for the year ended December 31, 2019. The decrease in medium range tankers voyage expenses was largely due to a decrease in the number of voyages reported for the medium range tankers commercially managed by us for various reasons including fewer medium range tankers being commercially managed by us in 2019 compared to 2018. The decrease in the small tanker voyage expenses was due to one of the small tankers entering a pool operated by a third party, as a result of which we no longer report its voyage expenses but instead report its share of the pool revenue after voyage expenses and other disbursements incurred by the third party pool.

Our medium range tankers vessel operating costs and small tankers vessel operating costs decreased from $11.3 million and $9.0 million, respectively, for the year ended December 31, 2018 to $10.2 million and $5.7 million, respectively, for the year ended December 31, 2019. These decreases were primarily due to a decrease in the number of vessels operating in 2019 as a result of, in the case of the medium range tankers segment, the sale of a medium range tanker and, in the case of the small tankers segment, sale of a small tanker in 2019 and a small tanker in 2018.

Tankers Business Vessel Operating Costs Per Day

Medium range tankers vessel operating costs per day decreased by $197, or approximately 2.9%, from $6,888 per day for the year ended December 31, 2018 to $6,691 per day for the year ended December 31, 2019.

Small tankers vessel operating costs per day decreased by $748, or approximately 10.6%, from $7,069 per day for the year ended December 31, 2018 to $6,321 per day for the year ended December 31, 2019.

These decreases were primarily due to unplanned and significant repairs in 2018 on an MR tanker and a small tanker that was not repeated in 2019 and general cost saving initiatives.

Gross profit. Gross profit increased by $9.4 million, or 84.7%, from $11.1 million for the year ended December 31, 2018 to $20.5 million for the year ended December 31, 2019 primarily for the reasons described above.

Other operating (expense) income. Other operating income decreased by $29.6 million or 493.3% from $6.0 million recorded in the year ended December 31, 2018 to other operating expense of $23.6 million recorded in the year ended December 31, 2019. For the year ended December 31, 2019, we recorded impairment losses on vessel sales of $17.0 million, impairment losses on goodwill and intangibles of $3.2 million and impairment losses on right-of-use assets of $2.3 million. In the year ended December 31, 2018, we recorded a gain on sale of the two non-core businesses of $3.3 million. For year ended December 31, 2018, we recorded a foreign exchange gain of $4.3 million and for the year ended December 31, 2019 we incurred a foreign exchange loss of $0.3 million as a result of unrealized and realized revaluations of foreign currency bank balances, vendor balances and customer balances at period end.

Administrative expenses. Administrative expenses decreased by $3.2 million, or approximately 10.1%, from $31.6 million for the year ended December 31, 2018 to $28.4 million for the year ended December 31, 2019 primarily as a result of costs associated with the spin off in 2018.

Share of losses of joint ventures. Share of losses of joint ventures increased from a loss of $0.5 million for the year ended December 31, 2018 to a loss of $1.4 million for the year ended December 31, 2019. The performances of our various joint ventures in 2019 compared to 2018 was mixed, with some improving their results and the results of others deteriorating. Our drybulk joint ventures were impacted by lower spot market rates.

Impairment loss recognized on financial assets. On December 31, 2018, we impaired a financial asset being a receivable from Leopard Tankers to the extent of $1.6 million due to the impending process of winding up the joint venture, and for the year ended December 31, 2019 there was no impairment loss recognized on financial assets.

Interest income. Interest income decreased by $1.8 million from $3.8 million for the year ended December 31, 2018 to $2.0 million for the year ended December 31, 2019. Interest on loans to our joint ventures decreased for the 12 months ended December 31, 2019 due to partial loan repayments by joint ventures.

Interest expense. Interest expense increased by $5.4 million from $6.5 million for the year ended December 31, 2018 to $11.9 million for the year ended December 31, 2019, primarily due to the recognition of interest on lease liabilities of $3.4 million in 2019 following the implementation of IFRS 16 on January 1, 2019. Interest expense on bank loans increased by $1.7 million from $6.1 million for the year ended December 31, 2018 to $7.8 million for the year ended December 31, 2019. Interest expense on bank loans reflect the payment of interest on debt that principally funds our vessels. Our bank loans outstanding increased from $114.4 million as at December 31, 2018 to $165.4 million as at December 31, 2019. The weighted average effective interest rate on our outstanding debt decreased from 5.3% in 2018 to 5.1% in 2019. The decrease in the weighted average effective interest rate was partially offset by the new facilities obtained for two medium range tankers and two supramax/ultramax drybulkers and the new financing arrangements that were entered into in 2019 for three existing handysize vessels which was in aggregate greater than the reduction in debt on the sale of vessels that secured existing credit facilities.

Income tax. Income tax for the year decreased from $1.4 million for the year ended December 31, 2018 to $0.7 million for the year ended December 31, 2019. Income tax expense was higher in the year ended December 31, 2018 due to the recognition of capital gains tax on the sale of non-core businesses sold on January 1, 2018.

Loss for the year. Our loss for the year ended December 31, 2019 increased to a loss of $43.5 million from a loss of $20.6 million for the year ended December 31, 2018 for the same reasons set forth above.

Year Ended December 31, 2018 Compared to the Year Ended December 31, 2017

Certain financial data on a consolidated and combined basis and for our key segments was as follows for the years ended December 31, 2018 and 2017. This information was derived from our consolidated and combined financial statements for the respective periods.

Consolidated and Combined Results of Operations

	Year Ended December 31,
(In thousands of U.S. dollars)	2018	2017
Revenue	$319,018	$409,522
Cost of sales
Voyage expenses	(151,705)	(166,924)
Vessel operating costs	(32,657)	(40,837)
Charter hire costs	(100,648)	(127,748)
Depreciation of ships, drydocking and plant and equipment - owned assets	(14,094)	(17,975)
Other expenses	(1,146)	(16,364)
Cost of ship sale	(7,675)	(17,560)
Gross profit	11,093	22,114
Other operating income (expense)	6,022	(34,502)
Administrative expenses	(31,599)	(32,868)
Share of losses of joint ventures	(454)	(12,946)
Impairment loss recognized on financial assets	(1,583)	—
Interest income	3,787	7,164
Interest expense	(6,517)	(6,548)
Loss before taxation	(19,251)	(57,586)
Income tax	(1,389)	(3,226)
Loss for the year	$(20,640)	$(60,812)

Segment Results of Operations(1)

	Year Ended December 31,
(In thousands of U.S. dollars)	2018	2017
Drybulk Carriers Business
Handysize Segment
Revenue	$126,709	$126,731
Cost of Sales	$(117,554)	$(123,963)
Supramax/ultramax Segment
Revenue	$147,322	$157,428
Cost of Sales	$(146,612)	$(155,907)
Tankers Business
Medium Range Tankers Segment
Revenue	$37,911	$53,307
Cost of Sales	$(39,795)	$(56,532)
Small Tankers Segment
Revenue	$21,175	$22,740
Cost of Sales	$(18,642)	$(18,549)

(1)	Segment results of operations include the proportionate share of joint ventures, which differs from the statements of profit or loss in our consolidated and combined financial statements which account for our investments in joint ventures under the equity method.

Set forth below are selected historical and statistical data of our operating fleet for the years ended December 31, 2018 and 2017 that we believe may be useful in better understanding our operating fleet’s financial position and results of operations(1).

	Year Ended December 31,
	2018	2017
Drybulk Carriers Business
Handysize Segment
Calendar days(2)	6,704	7,942
Available days(3)	6,565	7,840
Operating days(4)	6,495	7,720
Owned fleet operating days(5)	4,915	5,114
Long-term charter-in days(6)	221	365
Short-term charter-in days(7)	1,359	2,241
Fleet utilization(8)	98.9%	98.5%
TCE per day(9)	$9,032	$7,675
Vessel operating costs per day(10)	$5,201	$5,034
Long-term charter in costs per day(11)	$8,600	$8,600
Supramax/ultramax Segment
Calendar days(2)	6,401	7,702
Available days(3)	6,345	7,702
Operating days(4)	6,315	7,584
Owned fleet operating days(5)	704	692
Long-term charter-in days(6)	2,299	2,524
Short-term charter-in days(7)	3,312	4,368
Fleet utilization(8)	99.5%	98.5%
TCE per day(9)	$11,878	$10,551
Vessel operating costs per day(10)	$4,641	$4,519
Long-term charter in costs per day(11)	$12,866	$13,092

Tankers Business
Medium Range Tankers Segment
Calendar days(2)	2,733	3,055
Available days(3)	2,721	2,999
Operating days(4)	2,660	2,994
Owned fleet operating days(5)	1,587	1,893
Long-term charter-in days(6)	1,073	1,101
Short-term charter-in days(7)	—	—
Fleet utilization(8)	97.8%	100%
TCE per day(9)	$11,258	$11,691
Vessel operating costs per day(10)	$6,888	$6,869
Long-term charter in costs per day(11)	$14,995	$14,756
Small Tankers Segment
Calendar days(2)	1,268	1,469
Available days(3)	1,234	1,461
Operating days(4)	1,223	1,461
Owned fleet operating days(5)	1,223	1,264
Long-term charter-in days(6)	—	197
Short-term charter-in days(7)	—	—
Fleet utilization(8)	99.1%	99%
TCE per day(9)	$11,392	$13,014
Vessel operating costs per day(10)	$7,069	$7,427
Long-term charter in costs per day(11)	—	$10,905

(1)	Segment results of operations include the proportionate share of joint ventures, which differs from the statements of profit or loss in our consolidated and combined financial statements which account for our investments in joint ventures under the equity method.

(2)	Calendar days: total calendar days the vessels were in our possession for the relevant period.

(3)	Available days: total number of calendar days a vessel is in our possession for the relevant period after subtracting off-hire days for scheduled drydocking and special surveys. We use available days to measure the number of days in a relevant period during which vessels should be available for generating revenue.

(4)	Operating days: the number of available days in the relevant period a vessel is controlled by us after subtracting the aggregate number of days that the vessel is off-hire due to a reason other than scheduled drydocking and special surveys, including unforeseen circumstances. We use operating days to measure the aggregate number of days in a relevant period during which vessels are actually available to generate revenue.

(5)	Owned fleet operating days: the number of operating days in which our owned fleet is operating for the relevant period.

(6)	Long-term charter-in days: the number of operating days for which our long-term charter-in fleet is operating for the relevant period. We regard chartered-in vessels as long-term charters if the period of the charter that we initially commit to is 12 months or more. Once we have included such chartered-in vessels in our Fleet, we will continue to regard them as part of our Fleet until the end of their chartered-in period, including any period that the charter has been extended under an option, even if at a given time the remaining period of their charter may be less than 12 months.

(7)	Short-term charter-in days: the number of operating days for which we have chartered-in third party vessels for durations of less than one year for the relevant period.

(8)	Fleet utilization: the percentage of time that vessels are available for generating revenue, determined by dividing the number of operating days during a relevant period by the number of available days during that period. We use fleet utilization to measure a company’s efficiency in technically managing its vessels.

(9)	TCE per day: vessel revenue less voyage expenses during a relevant period divided by the number of operating days during the period. The number of operating days used to calculate TCE revenue per day includes the proportionate share of our joint ventures’ operating days and includes charter-in days. See “—Non-GAAP Financial Measures” above for a discussion of TCE revenue and a reconciliation of TCE revenue to revenue.

(10)	Vessel operating costs per day: vessel operating costs per day represents vessel operating costs divided by the number of calendar days for owned vessels. The vessel operating costs and the number of calendar days used to calculate vessel operating costs per day includes the proportionate share of our joint ventures’ vessel operating costs and calendar days and excludes charter-in costs and charter-in days. See “—Non-GAAP Financial Measures” above for a discussion of vessel operating costs per day.

(11)	Long-term charter-in costs per day: charter costs associated with long-term charter-in vessels divided by long-term charter-in days for the relevant period. See “—Non-GAAP Financial Measures” above for a discussion of long-term charter-in costs and its reconciliation to adjusted charter hire costs. That discussion also shows an analysis of adjusted charter hire costs split between long-term charter-in costs and short-term charter-in costs.

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

Supramax/ultramax TCE per day increased by $1,327 per day, or approximately 12.6%, from $10,551 per day for the year ended December 31, 2017 to $11,878 per day for the year ended December 31, 2018 primarily due to an increase in supramax/ultramax spot rates.

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

Cost of sales. Total cost of sales decreased by $79.5 million, or approximately 20.5%, from $387.4 million for the year ended December 31, 2017 to $307.9 million for the year ended December 31, 2018. The largest component of cost of sales is voyage expenses, which decreased by $15.2 million from $166.9 million for the year ended December 31, 2017 to $151.7 million for the year ended December 31, 2018. The decrease in voyage expenses was largely attributable to the decrease in fuel costs and port expenses which was partly offset by the increase in pool distribution cost due to the increase in net earnings of the pool with the increase in drybulk spot rates. The decrease in fuel and port expenses was primarily due to a decrease in the number of operating days as a result of the sale of certain owned vessels and the redelivery of certain long-term chartered in vessels and a decrease in the number of operating days in the drybulk business as a result of fewer short-term chartered-in vessels as set out in the section “Revenue” above, as well as the sale of the two non-core businesses on January 1, 2018. The second largest component of cost of sales is charter hire costs, which decreased from $127.7 million for the year ended December 31, 2017 to $100.6 million for the year ended December 31, 2018. This decrease is due to the sale of two non-core businesses as of January 1, 2018, the decrease in the number of chartered-in days in the drybulk business as a result of management’s decision to use owned vessels to deliver certain cargo contracts rather than chartering in additional short-term vessels off the spot market, the redelivery of the last remaining capesize vessels, one in the second half of 2017 and another in the first quarter of 2018, the redelivery of a small tanker, a handysize bulk carrier and a supramax/ultramax bulk carrier in 2018. Vessel operating costs decreased from $40.8 million in the year to December 31, 2017 to $32.7 million in the year to December 31, 2018. The main reason for this decrease was fewer owned vessels and owned fleet operating days during 2018 as well as the sale of the two non-core businesses on January 1, 2018. Depreciation of ships, drydocking and plant and equipment – owned assets decreased from $18.0 million in the year to December 31, 2017 to $14.1 million in the year to December 31, 2018. The main reason for this decrease was fewer owned vessels in 2018 and impairments on vessels recorded in 2017. Other expenses decreased from $16.4 million in the year to December 31, 2017 to $1.1 million in the year to December 31, 2018. The main reason for this decrease was the sale of OACL on January 1, 2018. Cost of ship sale was $17.6 million and $7.7 million in the years to December 31, 2017 and 2018, respectively. In 2017 we sold a medium range tanker and a handysize bulk carrier and in 2018 we sold a handysize bulk carrier. The decrease in cost of ship sale in the year end December 31, 2018 was because the book value of the vessel we sold in that year, with its associated bunkers and consumables, was lower than the book values of the vessels, bunkers and consumables we sold in 2017.

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

Other operating income (expense). Other operating expense decreased by $40.5 million, or approximately 117.4%, from an expense of $34.5 million for the year ended December 31, 2017 to income of $6.0 million for the year ended December 31, 2018. For the years ended December 31, 2018 and 2017, respectively, we incurred a foreign exchange gain of $4.3 million and a foreign exchange loss of $0.5 million, respectively primarily as a result of realized and unrealized revaluations of foreign currency bank balances, vendor balances and customer balances at period end. For the year ended December 31, 2018 we incurred a profit on sale of two non-core businesses of $3.2 million. For the year ended December 31, 2017, we recorded an impairment of $28.6 million relating to vessel impairments of $16.5 million on a number of vessels in the Fleet and goodwill impairment of $12.1 million where we determined that the carrying value of the goodwill exceeded the current value in use. In addition, an impairment loss on the net assets of OACL was recognized to the extent of $5.1 million. We had no such impairments in the year ended December 31, 2018.

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

Interest income. Interest income decreased from $7.2 million for the year ended December 31, 2017 to $3.8 million for the year ended December 31, 2018. The decreases is due to the shareholder loan to our IVS Bulk joint venture, which was partially repaid in 2018, as well as the sale on January 1, 2018 of the two non-core businesses which had interest-generating investments.

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

Liquidity and Capital Resources

Overview

We operate in a capital intensive industry. Our primary short-term liquidity needs relate to working capital needs relating to voyages in progress, corporate overhead, installment payments on new building construction contracts, payments of interest, quarterly principal payments under our credit facilities, and any balloon payments on loans coming due in the next 12 months, while our long-term liquidity needs are expected to primarily relate to drydock payments, installment payments on new building construction contracts, investment in joint ventures or directly in new and secondhand vessels and final balloon payments relating to our credit facilities. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations, which includes proceeds from the sale of vessels, including planned and contracted sales, and borrowings. Generally, our long-term sources of funds will be from cash from operations, long-term borrowings and other debt or equity financings.

As of the date of this annual report, we have purchase options to acquire five vessels. We have options to purchase the IVS Naruo, the IVS Pinehurst, the IVS Hayakita, the IVS Atsugi and the IVS Pebble Beach that have or are expected to first enter into the exercise periods under their respective charter parties in December 2019, May 2020, September 2021, September 2022 and January 2023 respectively. See “Item 4. Information on the Company—Business Overview—Our Fleet”. The prices of these purchase options range from approximately $18.0 million to $25.8 million, subject to adjustments, where an option is exercisable on more than one date, based on the remaining time balance of the charter. In each case, such purchase option is subject to certain other adjustments and conditions and will expire at the completion of the applicable time charter.

The shipping environment has been challenging and volatile over the last several years due to an oversupply of vessels allied to a lower growth rate of the world economy. As a result, we have reported losses and negative cash flow for the last three consecutive years.  The outbreak of COVID-19 subsequent to the year end has resulted in governments of many countries implementing measures to mitigate the spread of the virus. These measures have resulted in a significant reduction in global economic activity and extreme volatility in the freight rates for drybulk vessels which has a significant impact on our operations and cash flows. We manage liquidity risk by monitoring forecast and actual cash flows and ensuring that adequate borrowing facilities are maintained. Our management may, from time to time, at their discretion raise or borrow monies for our requirements as they deem fit. There are measures in place to preserve cash, maintain adequate financing to meet our obligations and protect existing loan covenants imposed by the banks. The covenant levels are monitored continuously to identify any potential covenant issues so that solutions such as waivers or modifications to the loan covenants to obtain more favorable terms can be implemented in advance. We may seek to accomplish any of these independently or in conjunction with one or more of these actions. If the unfavorable market conditions persist, we may be unable to accomplish any of the foregoing on acceptable terms or at all. Based on the 12 months cash flow forecast prepared by management from the date of this annual report, our Board of Directors has no reason to believe that we will not continue as a going concern and has assessed that that there is no material uncertainty related to these conditions and there is no substantial doubt about our ability to continue as a going concern. We have plans in place to sell certain vessels, repay certain loans, protect existing covenants on term loans and maintain adequate liquidity.

Cash Flow Discussion

The following table presents cash flow information for each of the years ended December 31, 2019, 2018 and 2017.

	Year Ended December 31,
(In thousands of U.S. dollars)	2019	2018	2017
Net cash flows (used in) generated from operating activities(1)	$(55,587)	$(37,360)	$3,375
Net cash generated from (used in) investing activities	35,166	40,024	(2,062)
Net cash flows generated from (used in) financing activities	19,373	(11,887)	(19,840)
Net decrease in cash and cash equivalents	(1,048)	(9,223)	(18,527)
Cash and cash equivalents, beginning of year	33,498	45,245	62,470
Effect of exchange rate changes on the balance of cash held in foreign currencies	77	(2,524)	1,302
Cash and cash equivalents, end of year	$32,527	$33,498	$45,245

(1)	Net cash flows (used in) generated from operating activities includes capital expenditure on ships of $106,107,000, $21,351,000 and $5,219,000 and proceeds from disposal of ships of $15,634,000, $8,313,000 and $17,727,000 for the years ended December 31, 2019, 2018 and 2017, respectively.

Net cash flows (used in) generated from operating activities. Net cash flows (used in) generated from operating activities was an outflow of $55.6 million and $37.4 million for the 12 months ended December 31, 2019 and 2018, respectively, and an inflow of $3.4 million for the 12 months ended December 31, 2017. Net cash flows used in operating activities for the 12 months ended December 31, 2019 includes capital expenditure on vessels of $106.1 million and proceeds from vessel sales of $15.6 million. The implementation of IFRS 16 on January 1, 2019 resulted in long-term lease payments that were previously reported as cash flows used in operations being split into a principal portion and an interest portion, the interest portion remaining in cash used in operating activities, and the principal portion being presented as cash flow used in financing activities. In the 12 months ended December 31, 2019, the effect of this was that cash flows from operations increased by $29.9 million and cash from financing activities decreased by $29.9 million. Net cash flows used in operating activities for the 12 months ended December 31, 2018 includes capital expenditure on vessels of $21.4 million, proceeds from vessel sales of $8.3 million and payments to related parties of $6.0 million. For the 12 months ended December 31, 2017, net cash flows generated from operating activities includes capital expenditure on vessels of $5.2 million, proceeds from vessel sales of $17.7 million and payments to related parties of $5.0 million.

Net cash flows used in operating activities increased by $18.2 million to $55.6 million for the year ended December 31, 2019 as compared to $37.4 million for the year ended December 31, 2018, primarily because capital expenditure on vessels increased by $84.7 million. This was partially offset by a decrease in cash used in operating activities of $29.9 million as a result of the implementation of IFRS 16, improved operating cash flow (before the movements in working capital and ships) in 2019 of $15.8 million (excluding the impact of IFRS 16), positive movements in working capital of $13.5 million and proceeds from vessel sales increased by $7.3 million in 2019 compared to 2018.

Net cash flows from operating activities changed negatively by $40.8 million to an outflow of $37.4 million for the year ended December 31, 2018 as compared to an inflow of $3.4 million for the year ended December 31, 2017, primarily because operating cash flows before movements in working capital and ships was $5.4 million lower, working capital changes (including changes in balances with related parties) were $11.7 million weaker, capital expenditure on vessels increased by $16.2 million and proceeds from vessel sales decreased by $9.4 million for the year ended December 31, 2018 compared to the year ended December 31, 2017.

Net cash generated from (used in) investing activities. Net cash generated from (used in) investing activities was an inflow of $35.2 million and $40.0 million for the 12 months ended December 31, 2019 and 2018, respectively, and an outflow of $2.1 million for the 12 months ended December 31, 2017. Net cash generated from investing activities in the 12 months ended December 31, 2019 was impacted by the repayment by joint ventures of $20.3 million of loans to joint ventures, repayments by related parties of $7.6 million of balances with related parties, dividends received from a joint venture of $5.0 million and capital distribution from a joint venture of $2.5 million. Net cash generated from investing activities in the 12 months ended December 31, 2018 was impacted by the proceeds from the sales of the two non-core businesses of $25.3 million and payments received from related parties of $14.1 million. For the 12 months ended December 31, 2017, net cash used in investing activities was impacted by a loan to related parties of $1.3 million and purchase of plant and equipment of $1.2 million.

Net cash flows from investing activities decreased by $4.8 million for the 12 months to December 31, 2019 compared to the 12 months to December 31, 2018 primarily because the net proceeds from the disposal of business and the repayment from related parties was $25.3 million and US$6.4 million, respectively, more in 2018 than in 2019, which was partially offset by repayment of loans from joint venture, dividends received from a joint venture and capital distribution from a joint venture being $20.3 million, $5.0 million and $2.5 million, respectively, more in 2019 than in 2018. Net cash from investing activities increased by $42.1 million for the 12 months to December 31, 2018 compared to the 12 months to December 31, 2017 primarily because net proceeds from the disposal of businesses and the net of repayments from and advances to related parties were $25.3 million and $14.9 million, respectively, more in 2018 than in 2017.

Net cash flows generated from (used in) financing activities. Net cash flows generated from (used in) financing activities was an inflow of $19.4 million for the 12 months ended December 31, 2019 and an outflow of $11.9 million and $19.8 million for the 12 months ended December 31, 2018 and 2017, respectively. Net cash flows generated from financing activities in the 12 months ended December 31, 2019 was primarily impacted by a net inflow of $95.8 million from the incurrence of new debt, $45.5 million repayment of existing debt (including repayment of debt as a result of ship sales) and $29.9 million repayment of lease liabilities. Net cash flows used in financing activities in the 12 months ended December 31, 2018 was primarily impacted by the repayment of loans from related parties of $8.4 million, movement of cash to restricted cash of $8.6 million and a net inflow of $5.0 million from the incurrence of new debt and the repayment of existing debt. The increase in the restricted cash was mainly due to the security provided in the debt service reserve account required under the $100.0 million senior secured credit facility described in “Description of Indebtedness” in this item 5. Net cash flows used in financing activities in the 12 months ended December 31, 2017 was primarily impacted by the issuance of equity to Grindrod Limited of $15.0 million and repayment of loans from related parties of $42.0 million.

Net cash flows from financing activities improved by $31.3 million from an outflow of $11.9 million for the year ended December 31, 2018 to an inflow of $19.4 million for the year ended December 31, 2019 primarily because the payment of capital portion of long term interest-bearing debt decreased by $54.0 million, movements in restricted cash improved by $9.6 million and repayments to related parties decreased by $8.4 million in 2019 compared to 2018, partly offset by principal repayments on lease liabilities of $29.9 million which was presented in net cash flows from financing activities as a result of the implementation of IFRS 16 on January 1, 2019 and long-term interest bearing debt raised being $8.7 million less in 2019 compared to 2018.

Net cash flows used in financing activities declined by $7.9 million from $19.8 million for the year ended December 31, 2017 to $11.9 million for the year ended December 31, 2018 primarily because in 2017 a net $37.0 million of loans from related parties were repaid which was partially offset by $15.0 million received from the issuance of shares, but no such transactions occurred in 2018, and in 2018, $8.4 million was repaid to related parties and $8.6 million of cash was moved to restricted cash but the amount of such transactions in 2017 was nil.

Restricted cash. The above cash flow figures in this “Cash Flow Discussion” are after deducting restricted cash of $12.8 million which is pledged to certain banks to secure loans and other credit facilities. As of December 31, 2019, we had cash and bank balances (including restricted cash) of $45.2 million.

Capital Expenditures

We make capital expenditures from time to time in connection with drydocking activities and maintenance in the ordinary course and in order to comply with environmental and other governmental regulations and in connection with our vessel acquisitions. We or our joint ventures have previously and may in the future enter into newbuilding contracts or contracts to acquire newbuildings, or resale contracts, or to acquire second hand vessels. In addition, we may also explore purchases of vessels held in our joint ventures, or shares in these joint ventures, in the future.

Subsequent to December 31, 2019, as discussed above under “Item 4. Information on the Company—Our Joint Ventures”, we acquired all of Regiment’s 33.25% ordinary shares and preferred shares in IVS Bulk for a total consideration of $44.1 million and we entered into a $35.8 million senior secured credit facility to partially fund this acquisition.

In addition to acquisitions that we may undertake in future periods, we will incur additional expenditures due to drydockings for our Fleet. The location of the drydock will be decided when the vessel is scheduled to drydock. We estimate our drydocking costs, including capitalized costs incurred during drydocking related to vessels and vessel equipment, and scheduled off-hire days for our Fleet through 2021 to be:

Year	Estimated Drydocking Cost(1)	Estimated Off-hire Days(1)
(U.S. dollars)
2020	$ 9.0 million	192.05 days
2021	$ 4.6 million	88.00 days

(1)	The estimated costs and off-hire days include 100% of the estimated costs and drydocking days relating to IVS Bulk and its subsidiaries as we will consolidate their results into our financial statements following our acquisition of a further 33.25% in IVS Bulk effective February 14, 2020. Please see “Item 4. Information on the Company—Our Joint Ventures” and “Item 5. Operating and Financial Review and Prospects—Recent Developments—Joint Ventures and Vessels”.

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

For the years ended December 31, 2019, 2018 and 2017, we incurred a total of $4.8 million, $6.7 million, and $6.1 million of drydocking costs, respectively, excluding costs incurred during drydocking that were capitalized to vessel assets or vessel equipment.

During 2019, 12 of our vessels (of which seven were held in joint ventures) completed their scheduled drydockings. We estimate that eleven of our vessels (of which none are held in un-consolidated joint ventures) will be drydocked in 2020 and 7 of our vessels (of which none are held in un-consolidated joint ventures) will be drydocked in 2021.

Description of Indebtedness

Below is a summary of our significant debt obligations.

Loan Agreements

$27.0 Million Senior Secured Credit Facility

On December 9, 2016, a subsidiary of GSPL entered into a $27.0 million senior secured term loan facility, as has been amended from time to time, with DVB Bank SE Singapore Branch relating to one medium range tanker. Prior to the Spin-Off the facility was secured by, among other things, a guarantee from Former Parent and bore interest at LIBOR plus a margin of 2.45%. In connection with the Spin-Off, we amended the facility to release Former Parent from its guarantee, add Grindrod Shipping as a guarantor, and increase the interest margin to 2.65%. The facility currently bears interest at LIBOR plus a margin of 2.65% per annum, matures on January 11, 2021, with the possibility to extend for a further two years, and is secured by, among other things, (a) a first priority mortgage over the tanker and (b) guarantees from each of GSPL and Grindrod Shipping. On June 28, 2019, the parties to the facility agreed to amend the definitions relating to the minimum cash covenant, the minimum book value net worth covenant and introduce a new working capital covenant as set out further in “—Loan Covenants” below, and clarify the calculations of the covenants following the implementation of IFRS16. On April 16, 2020, the parties to the facility agreement entered into further amendments the purpose of which was to amend the definitions of consolidated current assets and consolidated current liabilities for purposes of the working capital covenant, such that the determination of the consolidated current assets and consolidated current liabilities of Grindrod Shipping excludes any adjustments made for IFRS 16. As of December 31, 2019, there was an outstanding balance under this facility of approximately $19.1 million. The covenants applicable to this facility are the same as the covenants that apply to the $100.0 million senior secured credit facility and the $29.9 million senior secured credit facility described below.

$100.0 Million Senior Secured Credit Facility

On May 8, 2018, GSPL entered into a $100.0 million senior secured credit facility with Crédit Agricole Corporate and Investment Bank, DVB Bank SE Singapore Branch and Standard Chartered Bank, Singapore Branch relating to 11 handysize drybulk carriers and 5 tankers, and now relating to 8 remaining vessels. The facility bears interest at LIBOR plus a margin of 2.95% per annum. The facility is made up of two tranches (A and B) of up to $10.0 million and up to $90.0 million respectively. Tranche A matures on May 15, 2022 and Tranche B matures on May 15, 2023. The facility is secured by, among other things (a) first priority mortgages over each of the remaining vessels, each owned by a subsidiary of GSPL, (b) a guarantee from each of the GSPL subsidiaries owning the remaining 8 vessels, as well as Grindrod Shipping, and (c) security over the shares in the GSPL subsidiaries owning the remaining 8 vessels. On December 14, 2018, GSPL, as borrower, and Grindrod Shipping, as corporate guarantor and the subsidiaries owning the vessels, as owner guarantors, entered into a side letter to, among other things, release the proceeds of the sale of IVS Kanda from a collateral account under the facility, and amend certain terms of the credit facility relating to mandatory prepayments with the proceeds of a sale of a vessel and the minimum required security cover. On June 28, 2019, GSPL, as borrower, Grindrod Shipping, as corporate guarantor and the subsidiaries owning the vessels, as owner guarantors, entered into a second side letter to amend the minimum book value net worth covenant and introduce a new working capital covenant as set out further in “—Loan Covenants” below, and clarify the calculations of the covenants following the implementation of IFRS16. On April 16, 2020, the parties to the facility agreement entered into further amendments the purpose of which was to amend the definitions of consolidated current assets and consolidated current liabilities for purposes of the working capital covenant, such that the determination of the consolidated current assets and consolidated current liabilities of Grindrod Shipping excludes any adjustments made for IFRS 16. The covenants applicable to this facility are the same as the covenants that apply to the $27.0 million senior secured credit facility described above and the $29.9 million senior secured credit facility described below. As of December 31, 2019 $50.3 million was outstanding on this facility.

$29.9 Million Senior Secured Credit Facility

On December 21, 2018, Grindrod Shipping, as parent guarantor, and two of its subsidiaries that each acquired a medium range “eco” tanker from the Leopard Tankers joint venture, as joint and several borrowers and hedge guarantors, entered into a $29.9 million senior secured term loan facility with NIBC Bank N.V. relating to the two tankers. The facility bears interest at LIBOR plus a margin of 3.20% per annum. The facility matures on December 21, 2023. The facility is secured by, among other things (a) first priority mortgages over each of the two vessels, each owned by the subsidiaries of Grindrod Shipping party to the facility, (b) a guarantee from each of the Grindrod Shipping subsidiaries owning the two vessels as well as Grindrod Shipping, and (c) security over the shares in the Grindrod Shipping subsidiaries owning the two vessels. On June 28, 2019, the parties to the facility agreed to amend the minimum book value net worth covenant and introduce a new working capital covenant as set out further in “—Loan Covenants” below, and clarify the calculations of the covenants following the implementation of IFRS16. On May 8, 2020, the parties to the facility agreement entered into further amendments the purpose of which was to amend the definitions of consolidated current assets and consolidated current liabilities for purposes of the working capital covenant, such that the determination of the consolidated current assets and consolidated current liabilities of Grindrod Shipping excludes any adjustments made for IFRS 16. The covenants applicable to this facility are the same as the covenants that apply to the $27.0 million senior secured credit facility and the $100.0 million senior secured credit facility described above. As of December 31, 2019, $28.1 million was outstanding on this facility.

Combined $31.4 Million Senior Secured Credit Facility

On July 29, 2019, each of the subsidiaries owning IVS Okudogo and IVS Prestwick, entered into a separate term loan facility, as borrower, with IYO Bank, each for an amount up to approximately $15.7 million, the proceeds of which were used to finance a portion of the purchase price of IVS Okudogo on her delivery on August 8, 2019, and of IVS Prestwick, on her delivery on September 26, 2019, respectively. Grindrod Shipping is a party, as guarantor, to each of these agreements. On August 27, 2019, the respective parties to each of these two facilities entered into an addendum to the relevant facility agreement, in each case to clarify matters relating to the balloon payment. The facilities each have a seven-year term, are repayable in quarterly installments with a balloon payment at the end of the repayment schedule, bear interest at a rate of LIBOR plus 2.00% per annum and are secured by, amongst other security, a mortgage over the relevant vessel and, in each case, a mortgage over the vessel IVS Ibis and a guarantee by Grindrod Shipping. As of December 31, 2019, a total of $31.0 million was outstanding on these facilities.

Other Borrowings

GSPL has other borrowings that relate to $35,750,000 in financing arrangements entered into with third parties with respect to three of the vessels we regard as owned, namely IVS Knot, IVS Kinglet and IVS Magpie. The arrangements commenced on June 26, 2019, September 19, 2019 and November 20, 2019, respectively, the loans are payable monthly in advance and bear interest at a rate of LIBOR plus 1.7% per annum. The loans mature on June 25, 2030, October 18, 2031 and November 19, 2031. As at December 31, 2019, the outstanding balances in relation to these borrowings was $34.0 million.

$13.1 Million Senior Secured Credit Facility

On January 31, 2020, IVS Bulk and its subsidiary that owns the drybulk vessel the IVS North Berwick entered into a $13.1 million senior secured term loan facility with Showa Leasing Co., Ltd. relating to the IVS North Berwick. The facility was drawn in full on February 13, 2020, the proceeds of which were used primarily to refinance the existing indebtedness of the IVS Bulk subsidiary that owns the IVS North Berwick. The facility bears interest at LIBOR plus a margin of 2.75% per annum and matures on February 13, 2025. The facility is secured by, among other things (a) first priority mortgage over the IVS North Berwick, (b) a guarantee from IVS Bulk, and (c) security over the shares in the IVS Bulk subsidiary owning the IVS North Berwick. As IVS Bulk drew down on this facility subsequent to year end, as of December 31, 2019 there was nil outstanding under this facility. As of April 30, 2020, the full capital amount of $13.1 million is outstanding on this facility.

$114.1 Million Senior Secured Credit Facility

On February 10, 2020, Grindrod Shipping and IVS Bulk, as joint and several borrowers, entered into a $114.1 million senior secured term loan facility with Credit Agricole Corporate and Investment Bank and Hamburg Commercial Bank AG relating to all of the vessels owned by the subsidiaries of IVS Bulk, other than the IVS North Berwick, being a total of 11 drybulk vessels. The facility was drawn in full on February 13, 2020, for the purpose of refinancing the existing indebtedness of the IVS Bulk subsidiaries, other than the subsidiary that owns the IVS North Berwick, refinancing other indebtedness of IVS Bulk and for general corporate purposes. The facility bears interest at LIBOR plus a margin of 3.10% per annum and matures on February 13, 2025. The facility is secured by, among other things, (a) first priority mortgage over each of the 11 vessels owned by IVS Bulk’s subsidiaries other than the IVS North Berwick, (b) a guarantee from each of the IVS Bulk subsidiaries other than the subsidiary that owns the IVS North Berwick, and (c) security over the shares in the IVS Bulk subsidiaries other than the subsidiary owning the IVS North Berwick. Grindrod Shipping has provided an undertaking to Sankaty, the other shareholder in IVS Bulk, that Grindrod Shipping will not directly borrow under this facility, and to the extent Grindrod Shipping has not borrowed under this facility but are nevertheless required, as a joint and several borrower, to make payments to the lenders, Sankaty has provided Grindrod Shipping with an indemnity for its share of such payment, so that as between us and Sankaty the net payment is borne in proportion to each of our shareholding in IVS Bulk. As we drew down on this facility subsequent to year end, as of December 31, 2019 there was nil outstanding under this facility. As of April 30, 2020, the full capital amount $114.1 million is outstanding on this facility.

$35.8 Million Senior Secured Credit Facility

On February 13, 2020, our wholly owned subsidiary GSPL entered into a $35.8 million senior secured term loan facility with Sankaty to partly finance the acquisition by GSPL of Regiment’s 33.25% ordinary shares and preference shares in IVS Bulk. The facility was drawn in full on February 13, 2020, net of fees and original issue discount, and matures on June 13, 2021. The facility may be optionally prepaid or repaid at maturity. The facility bears interest at a fixed rate of 7.5% per annum, payable in cash or compounded in kind (at GSPL's option) quarterly. All prepayments of the loan are subject to a premium calculated at 4.00% of the principal amount of the loan prepaid. The facility is secured by among other things a first fixed charge over all the shares held by GSPL in IVS Bulk and any loans that may be owed by IVS Bulk to GSPL, which is further subject to the condition that at each fiscal quarter end of GSPL the net asset value of the security must be at least 1.30 times the aggregate amount of the outstanding principal of the loan. In addition to other default conditions including customary cross-default provisions in relation to other borrowings of GSPL, a default under the IVS Bulk shareholders’ agreement, other than a default by Sankaty, and a borrowing by Grindrod Shipping under the $114.1 million senior secured credit facility constitute defaults under this facility. As we drew down on this facility subsequent to year end, as of December 31, 2019 there was nil outstanding under this facility. As of April 30, 2020, the full capital amount of $35.8 million is outstanding on this facility.

Loan Covenants

On June 28, 2019, the parties to the relevant agreements entered into amendments to our $27.0 million senior secured credit facility, our $100.0 million senior secured credit facility and our $29.9 million senior secured credit facility, the purpose of which was to lower the amount of the minimum book value net worth covenant, introduce a new working capital covenant and clarify, for purposes of calculating financial covenants, the treatment of assets and liabilities that will be reflected in our financial statements from January 1, 2019 as a consequence of the adoption of IFRS 16. On April 16, 2020, April 16, 2020 and May 8, 2020, the parties to the relevant agreements entered into further amendments to our $27.0 million senior secured credit facility, our $100.0 million senior secured credit facility and our $29.9 million senior secured credit facility, respectively, the purpose of which was to amend the definitions of consolidated current assets and consolidated current liabilities for purposes of the working capital covenant described below, in each case such that the determination of the consolidated current assets and consolidated current liabilities of Grindrod Shipping excludes any adjustments made for IFRS 16. Further, in respect of these facilities, the lenders agreed to the following covenant amendments:

•	the reduction of the cash covenant to be tested as at June 30, 2020 and September 30, 2020 from $30 million to $20 million; and

•	the determination of current liabilities will exclude the amount owed to Sankaty under the $35.8 million senior secured credit facility for purposes of testing, as at June 30, 2020 and September 30, 2020, the covenant that requires our current assets to exceed our current liabilities.

These credit facilities and the $114.1 million senior secured credit facility described above contain, among other conditions and obligations, the following amended financial covenants the most stringent of which require us and our subsidiaries, to maintain on a consolidated basis:

•	book value net worth of the lower of (a) the aggregate of $240 million plus 25% of the amount of positive retained earnings plus 50% of each capital raise and (b) $275 million. For purposes of the forgoing, “positive retained earnings” means the positive retained earnings of Grindrod Shipping and its subsidiaries on a consolidated basis tested bi-annually at each June 30 and December 31, and “capital raise” means the dollar amount (or equivalent amount in dollars) of the proceeds of any equity capital raised by Grindrod Shipping (without giving effect to any capital raised by its subsidiaries), as evidenced in the latest accounts as of each June 30 or December 31;

•	cash and cash equivalents (which may, depending on the facility, include cash restricted in certain security accounts) of not less than $30,000,000 except that as at June 30, 2020 and September 30, 2020 cash and cash equivalents shall be not less than $20 million;

•	a ratio of debt to market adjusted tangible fixed assets of not more than 75%. For purposes of the foregoing, the definition of “debt” excludes lease obligations recognized under IFRS 16 and the definition of “tangible fixed assets” excludes right-of-use assets relating to ships; and

•	positive working capital, such that consolidated current assets (excluding any adjustments made for IFRS 16) must exceed the consolidated current liabilities (excluding any adjustments for IFRS 16) as evidenced in the latest accounts as of each June 30 and December 31, except that subject to conclusion of legal documentation with the lenders, the determination of current liabilities will exclude the amount owed to Sankaty under the $35.8 million senior secured credit facility for purposes of testing, as at June 30, 2020 and September 30, 2020 .

In addition, the $114.1 million senior secured credit facility requires the consolidated financial position of IVS Bulk and its subsidiaries to be such that:

•	its adjusted minimum net worth, as defined, is greater than $100.0 million;

•	the ratio of net debt to market value tangible fixed assets, as defined, is less than 70%; and

•	cash and cash equivalents, as defined, are not less than $9.0 million.

We and IVS Bulk have agreed with the lenders to reduce the minimum amount of the adjusted minimum net worth covenant, as at June 30, 2020, from $100.0 million to $50.0 million.

Further, the credit facilities referred to above, other than the $35.8 million senior secured credit facility which contains its own security coverage ratio, contain provisions requiring a minimum value of the collateral for each relevant facility, such that the aggregate fair market value of the vessels securing the relevant facility plus any additional security securing that facility divided by the relevant debt amount results in at least a specified minimum amount (depending on the relevant facility agreement and the type and age of the vessels securing the loan), with the relevant minimum amount ranging between 133% and 145%. GSPL’s $35.8 million credit facility is secured by among other things a first fixed charge over all the shares held by GSPL in IVS Bulk and any loans that may be owed by IVS Bulk to GSPL, which is further subject to the condition that at each fiscal quarter end of GSPL the value of the security must be at least 1.30 times the amount of the outstanding principal of the loan. If any of the relevant thresholds is not met, the relevant party to the agreement may be required to prepay a portion of the relevant loan or provide additional collateral security to eliminate the shortfall.

The credit facilities referred to above, other than the $35.8 million senior secured credit facility in respect of the vessel-related covenants, also contain, among other conditions, restrictive covenants which could or would restrict our ability, amongst other restrictions, to:

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

GSPL’s $35.8 million senior secured credit facility contains a number of additional restrictions on GSPL and its subsidiaries in addition to those discussed above, including conditions relating to:

•	additional vessel acquisitions;

•	the terms of asset disposals;

•	refinancing or restructuring of existing indebtedness;

•	the provision of additional security towards other indebtedness;

•	investments by GSPL in its subsidiaries; and

•	distributions by GSPL to Grindrod Shipping.

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

As of December 31, 2019, Grindrod Shipping, GSPL, the borrowers and the other GSPL subsidiaries were in compliance with all of the financial and restrictive covenants contained in our credit facilities, including the joint venture debt described below under “—Off-Balance Sheet Arrangements”, entered into as of that date.

See Note 25 to our consolidated and combined financial statements for further details regarding the credit facilities.

Trend Information

Our results of operations depend primarily on the charter hire rates that we are able to realize for our vessels, which depend on demand and supply dynamics characterizing the drybulk and tanker markets at any given time. For other trends affecting our business, please see other discussions under “—Factors Affecting our Results of Operations and Financial Condition” above.

Off Balance Sheet Arrangements

On August 15, 2019, TriView Shipping Pte. Ltd., our joint venture with Mitsui & Co., entered into a loan facility agreement with a Mitsui related party, Mitsui & Co. Financial Services (Asia) Ltd for a credit facility of approximately $2.1 million, bearing interest at the LIBOR, plus a margin of 1.7% per annum. Our joint venture partner provided a guarantee for 100% of the loan amount, and GSPL has provided a guarantee to our joint venture partner for 51% of the outstanding loan amount that the joint venture partner is required to pay under their guarantee. Grindrod Shipping has provided a performance guarantee to our joint venture partner in respect of GSPL’s obligations under the joint venture, including the aforementioned guarantee by GSPL. As of December 31, 2019, $1.8 million remained outstanding under such facility.

As at December 31, 2019, we provided financial support to certain of our joint ventures and subsidiaries of our joint ventures for $20.8 million, to enable them to meet their obligations as and when they come due for at least 12 months from the date of signing their respective financial statements for the year ended December 31, 2019.

Charter Hire Obligations

We are committed to make certain charter hire payments to third parties for chartered-in vessels. IFRS 16 requires us to recognize, on a discounted basis, the rights and obligations created by the commitment to lease assets on the balance sheet, unless the term of the lease is less than 12 months or of low value. Please see “—Recent Accounting Pronouncements—Leases” below for a discussion of IFRS 16. Please see “—Contractual Obligations and Contingencies” below for these and our other contractual obligations and commitments.

Contractual Obligations and Contingencies

Our contractual obligations and commercial commitments consist primarily of long-term debt, time charter agreements and newbuilding commitments.

The following table summarizes our contractual obligations as of December 31, 2019:

	Payments Due by Period
(In thousands of U.S. dollars)	Total	Less Than 1 Year	1–3 Years	3–5 Years	More than 5 Years
Secured Bank Loans and Other Borrowings(1)	165,244	20,696	52,786	51,819	39,943
Interest on secured bank loans and other borrowings(2)	29,956	7,051	12,457	5,968	4,480
Capital Expenditure on Vessels(1)	2,510	2,510	—	—	—
Time Charter Agreements(3)	9,623	9,623	—	—	—
Lease Liabilities(4)	62,365	26,728	35,637	—	—
Office, Residential and Other Leases(3)	193	160	33	—	—
Total contractual obligations	269,891	66,768	100,913	57,787	44,423

(1)	These obligations are disclosed in Notes 24, 25 and 43 of the consolidated and combined financial statements.
(2)	Interest is based on LIBOR assumption of 2.44% per annum for secured bank loans and other borrowings.
(3)	Represents lease obligations that qualify as short term leases and hence they are not recorded as lease liabilities. Please see Note 2.14 and 39 of the consolidated and combined financial statements.
(4)	Include obligations under certain time charter agreements. Please see Note 2.14 and 25 of the consolidated and combined financial statements.

The table above is as of December 31, 2019 and does not include the debt drawn down in February, 2020 under GSPL’s $35.8 million senior secured credit facility and under the $13.1 million senior secured credit facility of a subsidiary of IVS Bulk and the $114.1 million senior secured credit facility of IVS Bulk and the Company described in “Item 5. Operating and Financial Review and Prospects—Recent Developments” and “Item 5. Operating and Financial Review and Prospects—Description of Indebtedness—Loan Agreements”.

Recent Accounting Pronouncements

Leases

IFRS 16 is applicable to our financial statements effective January 1, 2019. IFRS 16 amended the previous accounting standards to require lessees to recognize, on a discounted basis, the rights and obligations created by the commitment to lease assets on the balance sheet, unless the term of the lease is less than 12 months or of low value. Accordingly, IFRS 16 resulted in the recognition of right-of-use assets and corresponding lease liabilities, on the basis of the discounted remaining future minimum lease payments for our existing chartered-in vessel commitments that are currently reported as operating leases adjusting for prepayments and accrued lease payments.

IFRS 16 requires that we assess the lease contracts to identify separate components and allocates the consideration in the contract to each component. We made use of the practical expedient to elect, by class of underlying asset, not to separate non-lease components from lease components specifically with respect to time charter arrangements.

Upon transition, a lessee is required to apply IFRS 16 to its leases either retrospectively to each prior reporting period presented, being the full retrospective approach, or retrospectively with the cumulative effect of initially applying IFRS 16 recognized at the date of initial application, being the modified retrospective approach. We applied the modified retrospective approach upon transition. The impact of the application of IFRS 16 on the statement of financial position at January 1, 2019 is the recognition of right-of-use assets of approximately $69.4 million, corresponding lease liabilities of approximately $68.7 million. Prepayments relating to leases of $0.7 million were reclassified to right-of-use assets and there is no impact to retained earnings on January 1, 2019. We applied the practical expedient to account for existing time charters with remaining terms of less than one year on the date of initial application in the same way as short-term leases.

The application of the above principles beginning January 1, 2019 did not result in a material difference in the amount of revenue recognized under our existing accounting policies for pool and time-out charter arrangement.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors

The table below details the names of, and information about, the individuals that are currently serving as directors or alternate directors of Grindrod Shipping. At our next annual general meeting, Mr. John Herholdt and Mr. Quah Ban Huat will retire from office and will be eligible to and, we expect, will stand for re-election.

Name	Age	Position	Term Expires
Cato Brahde	65	Director / Chairman	Annual General Meeting, by rotation(3)
Stephen Griffiths	59	Director	*
Michael Hankinson(1)	71	Director	Annual General Meeting, by rotation(3)
John Herholdt	71	Director	Next Annual General Meeting(3)
Quah Ban Huat	53	Director	Next Annual General Meeting(3)
Pieter Uys(1)	57	Director	Annual General Meeting, by rotation(3)
Martyn Wade	61	Director	*
Alternate Directors:
Willem van Wyk(2)	41	Alternate Director	Annual General Meeting, by rotation(3)

*	Messrs Wade and Griffiths will serve as Directors so long as they continue to hold the positions of Chief Executive Officer and Chief Financial Officer, respectively.

(1)	Currently also serves as a director of Former Parent.

(2)	Mr. van Wyk is an alternate director of Grindrod Shipping appointed by Mr. Pieter Uys. Mr. van Wyk is entitled to notice of directors’ meetings and, if Mr. Uys is not present at a meeting, is entitled to vote and be counted in the quorum as a director. Mr. van Wyk is entitled to attend, but not vote at and not count in the quorum for, each meeting at which Mr. Uys is present. Mr, van Wyk currently also serves as an alternate director of Former Parent

(3)	At each Annual General Meeting subsequent to the first Annual General Meeting, one-third of the directors for the time being (or, if their number is not a multiple of three the number nearest to one-third) shall retire from office by rotation. The directors to retire in every year shall be those, subject to retirement by rotation, who have been longest in office since their last re-election or appointment and so that as between persons who became or were last re-elected directors on the same day, those to retire shall (unless they otherwise agree among themselves) be determined by lot. A retiring director shall be eligible for re-election.

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

Stephen Griffiths has served as a member of our board of directors and as our Chief Financial Officer since November 7, 2017, and also served as Chief Financial Officer of Former Parent’s shipping business from April 2009 until the Spin-Off. Mr. Griffiths joined Grindrod Limited in 2004 as Group Financial Manager. Previously, Mr. Griffiths worked for the Reunert Group from 1989 to 2003 in financial management roles. Mr. Griffiths qualified as a Chartered Accountant (South Africa) in 1985 and completed his articles at Hudson, Langham, Morrison and Co.

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

Quah Ban Huat has served as a member of our board of directors since November 2, 2017 and is the Chairman of the Audit and Risk Committee. He is a principal advisor at KPMG Corporate Finance and specializes in mergers & acquisitions, structuring and financing. In addition, he is also a director of AP Oil International Limited, Samudera Shipping Line Ltd and Primeur Holdings Pte. Ltd. and its subsidiary. Prior to that, Mr. Quah served as a director on the boards of mDR Ltd from 2014 to 2017 and Croesus Asset Management Pte. Ltd. (the trustee manager of Croesus Retail Trust) from 2012 to 2017. Prior to this he held various key finance positions including Regional Business Area Controller at Deutsche Bank for its Asia Pacific Money Markets and Treasury operations, Group Finance Director at the IMC Group, Chief Financial Officer at City Gas Pte. Ltd. and Rickmers Trust Management Pte. Ltd. (the trustee manager of Rickmers Maritime Trust). Mr. Quah qualified as an accountant with the Institute of Chartered Accountants of England and Wales and the Association of Certified Chartered Accountants. He completed his articles with Benjamin Taylor & Co and was a manager at the banking division of Coopers and Lybrand prior to joining Deutsche Bank in London.

Pieter Uys has served as a member of our board of directors since June 20, 2018. Mr. Uys has been a member of Former Parent’s board of directors since August 2013. Mr. Uys is currently a director of Mediclinic, Dark Fibre Africa, Seacom, Former Parent, Blue Bulls Company (Pty) Ltd., Community Investment Ventures Holdings (Pty) Ltd., Kagiso Media Pty Ltd. and Kagiso Tiso Holdings. Since 2013, Mr. Uys has served as an investment executive for Remgro, one of our significant shareholders. From 2008 to 2012 Mr. Uys was Chief Executive Officer of the Vodacom Group. Prior to that, Mr. Uys served as Managing Director of Vodacom South Africa since 2001, and as Vodacom Group Chief Operating Officer since 2004. From 1993 to 2001, Mr. Uys was an employee at Vodacom as a member of the initial engineering team. Mr. Uys holds a Bachelor of Science degree in Engineering, a Masters in Engineering degree from the University of Stellenbosch and a Master of Business Administration degree from the Stellenbosch Business School.

Martyn Wade has served as a member of our board of directors since November 15, 2017. Mr. Wade served on the Grindrod Limited board from November 2011 until November 1, 2017. Mr. Wade continues to serve as the Chief Executive Officer of GSPL, a role he has been in since July 2011. Mr. Wade is currently a director of The UK Freight Demurrage & Defense Association (UK), The United Kingdom Mutual Steam Ship Assurance Association (Europe) Limited, or The UK P&I Club, and a member of the advisory panel to the Singapore Maritime Foundation. Mr. Wade has 42 years’ international shipping experience and has worked for vessel owners, operators and shipbrokers in London, Johannesburg, New York and now Singapore. The companies Mr. Wade has worked for include Van Ommeren UK, Simpson Spence and Young Johannesburg, Clipper Bulk USA and HSBC Shipping Services London. Mr. Wade is a member of the Baltic Exchange having been first elected in 1979.

Willem van Wyk has served on our board as an Alternate Director to Pieter Uys since March 16, 2020. Mr. van Wyk was appointed as the Group Tax Manager of Remgro Limited on January 16, 2006, where he later appointed as Investment Manager in the Corporate Finance division. Mr. van Wyk is experienced in valuations, due diligence and investment support. Mr. van Wyk is also an alternate director on the board of Grindrod Limited, a Members’ Trustee of the M& I Retirement Fund and Pembani Remgro Infrastructure Managers. Mr. van Wyk qualified as a Chartered Accountant (South Africa) in 2005 and completed his articles at Ernst & Young and holds an Honours degree in taxation from the University of Cape Town.

Senior Management

The table below details the names of, and information about, the individuals who serve as Executive Officers:

Name	Age	Position
Martyn Wade	61	Chief Executive Officer
Stephen Griffiths	59	Chief Financial Officer

The business address of the persons noted above is Grindrod Shipping’s executive office at #03-01 Southpoint, 200 Cantonment Road, Singapore 089763.

Compensation of Directors and Senior Management

We paid an aggregate cash compensation of $2.1 million to our Executive Officers and non-executive directors in 2019. Currently, on an annual basis, each non-executive director, other than the chairman of the board, is compensated with a fee of $65,000 for his or her services as one of our directors and an additional fee of $20,000 for his or her services as chairman of one of the board committees or an additional fee of $10,000 for his or her services as a member of one of the board committees; the chairman of the board receives a total annual fee of $150,000 for his or her services, inclusive of any such services as a director and as a committee chairman or member; and Mr. van Wyk does not receive any fees for services as an Alternate Director.

Our Executive Officers are remunerated in accordance with their contracts of employment. In addition, Executive Officers are eligible for variable compensation under our forfeitable share plan for achieving company-wide objectives and for their individual contribution to our results and objectives. In 2018 we granted awards of 743,000 forfeitable ordinary shares with a value of $7.6 million to our employees, including our Chief Executive Officer and our Chief Financial Officer. In respect of these awards, $1.4 million and $3.2 million was expensed in our 2018 and 2019 statement of profit or loss and other comprehensive income, respectively, and further expenses in respect of these awards will be recorded in subsequent financial periods pro rata to the vesting period. Included in the 2018 awards of 743,000 forfeitable ordinary shares are 180,000 and 100,000 forfeitable ordinary shares that we awarded to our Chief Executive Officer and our Chief Financial Officer, respectively, and which, in each case, vest in three equal tranches, the first having vested on March 1, 2020, and the subsequent vesting at March 1, 2021 and 2022. During 2019, awards of 15,000 ordinary shares were forfeited by employees.

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

We will obtain shareholder approval annually to authorize the issuance of ordinary shares under the plan. We have obtained such approval until the conclusion of our next annual general meeting.

Board Practices

Grindrod Shipping’s board of directors comprises seven directors, including five independent non-executive members, as determined in accordance with the prevailing Code of Corporate Governance issued by the Monetary Authority of Singapore, which is the 2018 Singapore Corporate Governance Code. Each of Grindrod Shipping’s directors is elected by Grindrod Shipping’s shareholders or appointed by the directors pursuant to Grindrod Shipping’s constitution. In addition, Mr. van Wyk is an Alternate Director appointed by Mr. Uys. Mr. van Wyk is entitled to notice of directors’ meetings and, if Mr. Uys is not present at a meeting, is entitled to vote and be counted in the quorum as a director. Mr. van Wyk is entitled to attend, but not vote at, each meeting at which Mr. Uys is present. In addition, Mr. Quah is also a director of Samudera Shipping Line Ltd. To the extent that Mr. Quah’s service as a member of the board of directors of Samudera Shipping Line Ltd. presents a conflict of interest with respect to any matters involving us, Mr. Quah has agreed to inform our board of directors of any such conflict and recuse himself from any proceedings or vote relating to such matters.

At our first annual general meeting, which was held on May 29, 2019, all of the directors, other than the Chief Executive Officer and the Chief Financial Officer, retired from office and were eligible to and stood for re-election. At each subsequent annual general meeting, one-third of the directors then in office, or if their number is not a multiple of three, the number nearest to one-third, shall retire from office by rotation, provided no director holding office as Chief Executive Officer or Chief Financial Officer shall be subject to retirement by rotation or be taken into account in determining the number of directors to retire. In addition, any director who has been appointed by the directors to fill a vacancy during any given year will be required to retire from office at the next annual general meeting and shall be eligible for re-election at such meeting. Directors holding office as Chief Executive Officer or Chief Financial Officer shall resign from their directorship upon no longer holding such positions.

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

Executive Sessions. NASDAQ requires that the independent directors of a U.S. listed company have regularly scheduled meetings at which only independent directors are present, or executive sessions. The 2018 Singapore Corporate Governance Code provides that the independent directors should meet periodically without the presence of the other directors.

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

Employees

As of December 31, 2019, we had approximately 699 employees, of which approximately 534 seagoing staff serve on the vessels that we manage and 165 provide general management, financial management, and commercial and technical management to the vessels that we manage. Our seafarers are represented by collective bargaining agreements but we have not experienced a work stoppage in the past few years. Seafarers employed by our vessel managers are unionized under various jurisdictions and are employed under various collective bargaining agreements which does expose us to a risk of potential labor unrest at times when those collective bargaining agreements are being re-negotiated.

Share Ownership of Directors and Executive Officers

The following sets forth, to the knowledge of Grindrod Shipping’s management, the total amount of ordinary shares directly or indirectly owned by Grindrod Shipping’s current Directors, Alternate Directors and Executive Officers based on 19,006,858 ordinary shares outstanding as of April 30, 2020 (excluding treasury shares).

Holder	Grindrod Shipping Ordinary Shares	Percentage Ownership
Cato Brahde	60,478	*
Stephen Griffiths	62,219	*
Michael Hankinson	1,675	*
John Herholdt	—	*
Quah Ban Huat	—	*
Pieter Uys	—	*
Martyn Wade	130,026	*
Willem van Wyk	—	*

*	Less than 1%

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

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

A list of the individuals and organizations holding, to the knowledge of Grindrod Shipping’s management, directly or indirectly, 5% or more of our issued share capital, based on 19,006,858 ordinary shares outstanding (excluding treasury shares) as of April 30, 2020 is set forth below.

Beneficial owner	Grindrod Shipping Ordinary Shares(1)	Percentage Ownership(2)
Industrial Partnership Investments Proprietary Limited(1)	4,329,580	22.8%
PSG Asset Management Proprietary Limited(2)	2,026,572	10.7%
Grindrod Investments Proprietary Limited(3)	1,922,740	10.1%
Newshelf 1279 Proprietary Limited(4)	1,600,000	8.4%
QVT Financial LP(5)	1,301,975	6.9%

(1)	Industrial Partnership Investments Proprietary Limited is a 100% held subsidiary of Remgro Limited. Based solely on information included in the report on Schedule 13D by Industrial Partnership Investments Proprietary Limited as of August 2, 2018.

(2)	Based solely on information included in the report on Schedule 13G by PSG Asset Management Proprietary Limited as of October 4, 2018.

(3)	Based solely on information included in the report on Schedule 13G by Grindrod Investments Proprietary Limited as of July 20, 2018.

(4)	Based solely on information included in the report on Schedule 13G by Newshelf 1279 Proprietary Limited as of June 28, 2018.

(5)	Based solely on information included in the report on Schedule 13G/A by QVT Financial LP as of February 14, 2020.

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

As of May 29, 2020, Cede & Co, a nominee of The Depository Trust Company, is the record holder of 18,896,858 ordinary shares, six recipients of ordinary shares issued in terms of our 2018 FSP are record holders of an aggregate of 110,000 ordinary shares, and we are the record holder of 56,975 ordinary shares, being treasury shares. We believe that the ordinary shares held by Cede & Co. and the six aforementioned record holders (excluding us) include 3,101,401, or 16.3% (based on 19,006,858 ordinary shares outstanding, excluding treasury shares), ordinary shares held by beneficial owners in the United States.

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

U.S. Holders that use an accrual method of accounting for U.S. federal income tax purposes generally are required to include certain amounts in income no later than the time such amounts are reflected on certain applicable financial statements. The application of this rule may require the accrual of income earlier than would be the case under the general U.S. federal income tax rules described below. U.S. Holders that use an accrual method of accounting for U.S. federal income tax purposes should consult with their tax advisors regarding the potential applicability of this rule to their particular situation.

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

Capital Gains upon Disposition of Ordinary Shares

Under current Singapore tax laws, there is no tax on capital gains. There are no specific laws or regulations which deal with the characterization of whether a gain is income or capital in nature. Gains arising from the disposal of Grindrod Shipping’s ordinary shares may be construed to be of an income nature and subject to Singapore income tax, if they arise from activities which the Inland Revenue Authority of Singapore regards as the carrying on of a trade or business in Singapore. However, under Singapore tax laws, any gains derived by a divesting company from its disposal of ordinary shares in an investee company between June 1, 2012 and December 31, 2027 are generally not taxable if immediately prior to the date of the relevant disposal, the investing company has held at least 20% of the ordinary shares in the investee company for a period of at least 24 months.

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

The above information and certain other documents may be obtained at the registered office of Grindrod Shipping and are accessible at www.grinshipping.com. The information contained on our website is not incorporated by reference in this annual report.

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

For the years ended December 31, 2019, 2018 and 2017, we paid interest on our outstanding debt at a weighted average interest rate of 5.11%, 5.3% and 3.8%, respectively. A 0.5% increase or decrease in LIBOR would have increased or decreased our interest expense for the years ended December 31, 2019, 2018 and 2017, by $0.7 million, $0.6 million and $0.5 million, respectively.

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

	Impact on profit or loss
(In millions of U.S. dollars)	2019	2018
U.S. dollars	$0.1	$0.3
South African Rand	(2.0)	(1.5)
Japanese yen	(0.0)	(0.6)

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

As of December 31, 2019, December 31, 2018 and December 31, 2017, we had nil, nil, and seven FFAs outstanding, respectively. For the years ended December 31, 2019, 2018 and 2017, we recorded a net loss on FFAs of nil, nil, and $0.1 million, respectively, in our consolidated and combined financial statements, which resulted from fair value loss.

Bunker Price Risk

Our operating results are affected by movement in the price of fuel oil consumed by the vessels—known in the industry as bunkers. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including changes in legislation such as the IMO 2020 regulations, geopolitical developments, supply of and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Further, fuel may become much more expensive in the future, which may reduce our profitability. We do hedge some of our exposure to bunker price risk.

For the years ended December 31, 2019, 2018 and 2017, we recorded a net gain of $0.2 million, a net loss of $0.9 million and a net gain of $0.1 million on bunker swaps, respectively, which resulted from fair value loss or gain, in our consolidated and combined financial statements.

A 10% increase or decrease in the bunker price, would result in a decrease or increase of the hedging reserve for the years ended December 31, 2019, 2018 and 2017, by $0.2 million, $0.4 million and $0.1 million, respectively.

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

A. Disclosure Controls and Procedures

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, conducted an evaluation, pursuant to Rule 13a-15(e) promulgated under the Exchange Act, of the effectiveness of our disclosure controls and procedures as of December 31, 2019. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of December 31, 2019. Disclosure controls and procedures means controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

B. Management’s Annual Report on Internal Control Over Financial Reporting

In accordance with Rule 13a-15(f) of the Exchange Act, the management of the Company is responsible for the establishment and maintenance of adequate internal controls over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The Company's system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS as issued by the IASB and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposal of the Company's assets that could have a material effect on the financial statements. Management has performed an assessment of the effectiveness of the Company's internal controls over financial reporting as of December 31, 2019 based on the provisions of Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in 2013. Based on our assessment, management determined that the Company's internal controls over financial reporting were effective as of December 31, 2019 based on the criteria in Internal Control - Integrated Framework issued by COSO (2013).

C. Attestation Report of the Registered Public Accounting Firm

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

D. Changes in Internal Control Over Financial Reporting

During the year ended December 31, 2019, there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Deloitte & Touche LLP, an affiliate of a member firm of the Deloitte Network, namely Deloitte Network Southeast Asia Ltd, is our independent registered public accounting firm for the audits of the years ended December 31, 2019, 2018 and 2017. The Audit and Risk Committee, or ARC, is responsible for the appointment, compensation and oversight of the work of the independent auditor and is required to pre-approve all auditing services and non-audit services (other than “prohibited non-audit services”) to be provided to Grindrod Shipping by Deloitte & Touche LLP, subject to the de minimis exceptions for non-audit services described in Section 10A(i)(1)(B) of the Exchange Act, which are approved by the ARC prior to the completion of the audit.

Our ARC charter also provides that the ARC may delegate authority to one or more independent members of the ARC to grant pre-approvals of audit and permitted non-audit services; provided that any such pre-approvals shall be presented to the full ARC at its next scheduled meeting. Notwithstanding the foregoing, pre-approval is not necessary for minor non-audit services if: (A) the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of revenues paid by the Company to its External Auditor during the fiscal year in which the non-audit services are provided; (B) such services were not recognized by the Company at the time of the engagement to be non-audit services; and (C) such services are promptly brought to the attention of the ARC and approved prior to the completion of the audit by the ARC or by one or more members of the ARC who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the ARC. The ARC separately pre-approved all engagements and fees paid to our independent auditor that were required under our policy for the fiscal year ended December 31, 2019.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte & Touche LLP for the years ended December 31, 2019, 2018 and 2017. The figures listed below include fees associated with the Spin-Off.

	Year Ended December 31,
(In thousands of U.S. dollars)	2019	2018	2017
Audit Fees(1)	1,633.1	2,568.5	1,431.5
Audit-Related Fees(2)	1.4	35.3	1.5
Tax Fees(3)	17.4	9.1	50.4
Other Fees(4)	2.1	—	—
Total Fees	1,654.0	2,612.9	1,483.5

(1)	Includes fees billed or accrued for professional services rendered by the principal accountant, and member firms in their respective network, for the audit of our annual financial statements, and those of our consolidated subsidiaries, and include services associated with the listing of our common stock in 2018 amounting to $1,211,600 and $673,600 for the years ended December 31, 2018 and 2017, respectively.

(2)	Fees for services reasonably related to the performance of the audit or review of financial statements.

(3)	Consists of fees for professional services rendered during the fiscal year by the principal accountant mainly for tax advice, compliance and assistance with tax audits and appeals.

(4)	Other fees comprise of additional services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements, except for those not required by statute or regulation

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On September 6, 2018, our ordinary shareholders passed a resolution authorizing the purchase by us of up to 10% of our outstanding ordinary shares as of the date of the resolution (excluding any ordinary shares held as treasury shares at that date), or 1,906,383 ordinary shares, and on May 29, 2019, our ordinary shareholders passed a resolution on the same terms as the resolution of September 6, 2018. The table below sets forth information relating to our acquisition of a total of 299,641 ordinary shares since the granting of these authorities, and accordingly the maximum number of ordinary shares that may yet be purchased under the authorization is 1,606,742. Purchases or acquisitions of our ordinary shares may be made by way of open market purchases on NASDAQ and / or the JSE and at such price or prices as may be determined by the Board from time to time in accordance with the shareholder authorization. At our next annual general meeting, we expect to seek approval of the renewal of our share repurchase program on the same terms as currently in effect.

Period	Total number of ordinary shares purchased	Weighted average price per ordinary share(1)	Total Number of Shares Purchased as part of Publicly Announced Plans or Programs	Maximum Number (or Appropriate U.S. Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
January 1 - January 31, 2019	—	—	—	—
February 1 - February 28, 2019	—	—	—	—
March 1 - March 31, 2019	—	—	—	—
April 1 - April 30, 2019	—	—	—	—
May 1 - May 31, 2019	—	—	—	—
June 1 - June 30, 2019	—	—	—	—
July 1 - July 31, 2019	—	—	—	—
August 1 - August 31, 2019	—	—	—	—
September 1 - September 30, 2019	11,938	$5.54	—	—	(2)
October 1 - October 31, 2019	80,332	$6.06	—	—	(2)
November 1 - November 30, 2019	140,973	$7.13	—	—	(2)
December 1 - December 31, 2019	66,398	$6.97	—	—	(2)
Total ordinary shares purchased	299,641	$6.74	—	—

(1)	For purposes of the weighted average price per ordinary share calculation, ordinary share purchases made in South African Rand have been converted into U.S. Dollars using the closing exchange rate on December 31, 2019 of 0.0708.

(2)	The purchases of ordinary shares were not made under our publicly announced share repurchase plan.

The following table sets forth information relating to purchases of our ordinary shares in 2019 by certain of our directors in open market transactions that were not under our publicly announced share repurchase program discussed above. The disclosure below should not be deemed to be an admission that any such directors is an “affiliated purchaser” within the meaning of Rule 10b-18(a)(3) of the Exchange Act.

Period	Total number of ordinary shares purchased	Weighted average price per ordinary share(1)	Total Number of Shares Purchased as part of Publicly Announced Plans or Programs	Maximum Number (or Appropriate U.S. Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
January 1 - January 31, 2019	—	—	—	—
February 1 - February 28, 2019	—	—	—	—
March 1 - March 31, 2019	3,030	$5.36	—	—	(2)
April 1 - April 30, 2019	86	$4.98	—	—	(2)
May 1 - May 31, 2019	13,182	$4.99	—	—	(2)
June 1 - June 30, 2019	9,596	$4.84	—	—	(2)
July 1 - July 31, 2019	—	—	—	—
August 1 - August 31, 2019	—	—	—	—
September 1 - September 30, 2019	—	—	—	—
October 1 - October 31, 2019	—	—	—	—
November 1 - November 30, 2019	—	—	—	—
December 1 - December 31, 2019	—	—	—	—
Total ordinary shares purchased	25,894	$4.98	—	—

(1)	For purposes of the weighted average price per ordinary share calculation, ordinary share purchases made in South African Rand have been converted into U.S. Dollars using the closing exchange rate on December 31, 2019 of 0.0708. Costs are exclusive of charges such as brokerage.

(2)	The purchases of ordinary shares were not made under our publicly announced share repurchase plan.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

The information contained in “Item 6. Directors, Senior Management and Employees—Corporate Governance Practices” in this annual report is incorporated by reference to this Item 16G.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Grindrod Shipping has responded to Item 18 in lieu of responding to this item.

ITEM 18.	FINANCIAL STATEMENTS

Historical Consolidated and Combined Financial Statements

See pages F-1 to F-89 for the financial statements of Grindrod Shipping filed as part of this annual report.

ITEM 19.	EXHIBITS

The following instruments and documents are included as Exhibits to this annual report.

No.	Exhibit
1.1	Constitution of Grindrod Shipping Holdings Ltd.(1)
2.1	Share Purchase Agreement between Grindrod Limited and Grindrod Shipping Holdings Pte. Ltd. in respect of Grindrod Shipping (South Africa) Pty Ltd dated March 23, 2018(2)
2.2	Share Purchase Agreement between Grindrod Limited and Grindrod Shipping Holdings Pte. Ltd. in respect of Grindrod Shipping Pte. Ltd. dated March 23, 2018(2)
2.3	Implementation Agreement between Grindrod Shipping Holdings Pte. Ltd., Grindrod Limited, Grindrod Shipping (South Africa) Pty Ltd and Grindrod Shipping Pte. Ltd. dated March 23, 2018(2)
2.4	Form of Specimen Ordinary Share Certificate (Grindrod Shipping Holdings Ltd.)(3)
2.5	Description of the rights of each class of securities registered under Section 12 of the Exchange Act.
4.1(a)	Transitional Services Agreement between Grindrod Shipping (South Africa) Pty Ltd and Grindrod Limited dated April 23, 2018(3)
4.1(a)(i)	Addendum dated May 19, 2020 to the Transitional Services Agreement between Grindrod Shipping (South Africa) Pty Ltd and Grindrod Limited dated April 23, 2018
4.1(b)	Transitional Services Agreement between Grindrod Shipping Holdings Pte. Ltd. and Grindrod Limited dated April 24, 2018(3)
4.1(b)(i)	Addendum dated May 20, 2020 to the Transitional Services Agreement between Grindrod Shipping Holdings Ltd. and Grindrod Limited dated April 24, 2018
4.2	Form of 2018 Forfeitable Share Plan(1)
4.3(a)	Shareholders’ Agreement between Grindrod Shipping Pte. Ltd., Sankaty European Investments III S.À.R.L., Regiment Capital Ltd and IVS Bulk Pte. Ltd. dated December 11, 2013(2)
4.3(b)	First Amendment to Shareholders’ Agreement between Grindrod Shipping Pte. Ltd., Sankaty European Investments III S.A.R.L., Regiment Capital Ltd and IVS Bulk Pte. Ltd. dated February 4, 2015(2)
4.3(c)	Second Amendment to Shareholders’ Agreement between Grindrod Shipping Pte. Ltd., Sankaty European Investments III S.A.R.L., Regiment Capital Ltd and IVS Bulk Pte. Ltd. dated January 20, 2016(2)
4.3(d)	Third Amendment to Shareholders’ Agreement between Grindrod Shipping Pte. Ltd., Sankaty European Investments III S.A.R.L., Regiment Capital Ltd and IVS Bulk Pte. Ltd. dated April 1, 2016(2)
4.3(e)	Fourth Amendment to Shareholders’ Agreement between Grindrod Shipping Pte. Ltd., Sankaty European Investments III S.A.R.L., Regiment Capital Ltd and IVS Bulk Pte. Ltd. dated April 25, 2016(2)
4.3(f)	Fifth Amendment to Shareholders’ Agreement between Grindrod Shipping Pte. Ltd., Sankaty European Investments III S.A.R.L., Regiment Capital Ltd and IVS Bulk Pte. Ltd. dated July 6, 2016(2)
4.3(g)	Sixth Amendment to Shareholders’ Agreement between Grindrod Shipping Pte. Ltd., Sankaty European Investments III S.A.R.L., Regiment Capital Ltd and IVS Bulk Pte. Ltd. dated October 31, 2016(2)
4.3(h)	Seventh Amendment to Shareholders’ Agreement between Grindrod Shipping Pte. Ltd., Sankaty European Investments III S.A.R.L., Regiment Capital Ltd and IVS Bulk Pte. Ltd. dated January 31, 2019(4)
4.3(i)	Eighth Amendment to Shareholders’ Agreement between Grindrod Shipping Pte. Ltd., Sankaty European Investments III S.A.R.L., Regiment Capital Ltd and IVS Bulk Pte. Ltd. dated March 26, 2019(4)
4.3(j)	Ninth Amendment to Shareholders’ Agreement between Grindrod Shipping Pte. Ltd., Sankaty European Investments III S.A.R.L., Regiment Capital Ltd and IVS Bulk Pte. Ltd. dated June 13, 2019
4.3(k)	Tenth Amendment to Shareholders’ Agreement between Grindrod Shipping Pte. Ltd., Sankaty European Investments III S.A.R.L., Regiment Capital Ltd and IVS Bulk Pte. Ltd. dated September 11, 2019
4.3(l)	Eleventh Amendment to Shareholders’ Agreement between Grindrod Shipping Pte. Ltd., Sankaty European Investments III S.A.R.L., Regiment Capital Ltd and IVS Bulk Pte. Ltd. dated November 25, 2019
4.3(m)	Twelfth Amendment to Shareholders’ Agreement between Grindrod Shipping Pte. Ltd., Sankaty European Investments III S.A.R.L., Regiment Capital Ltd and IVS Bulk Pte. Ltd. dated December 30, 2019
4.4(a)	Shareholders’ Agreement between Grindrod Shipping Pte. Ltd. and Vitol Shipping Singapore Pte. Ltd. dated April 2, 2012(2)

4.4(b)	Addendum to Shareholders’ Agreement between Grindrod Shipping Pte. Ltd. and Vitol Shipping Singapore Pte. Ltd. dated December 2012(2)
4.4(c)	Agreement between Grindrod Shipping Pte. Ltd. and Vitol Shipping Singapore Pte. Ltd. dated August 30, 2018(4)
4.5	Loan Agreement, dated August 26, 2010, between Island View Shipping International Pte. Ltd., Standard Chartered Bank (Singapore Branch) and the banks and financial institutions named therein(1)
4.6	Supplemental Agreement dated December 13, 2011 to the Loan Agreement dated August 26, 2010, between Grindrod Shipping Pte. Ltd., IVS Bulk Owning Pte. Ltd., IVS Bulk Carriers Pte. Ltd, IVS Bulk 603 Pte. Ltd., Standard Chartered Bank (Singapore Branch) and the banks and financial institutions named therein(1)
4.7	Consent and Amendment Letter dated November 30, 2012, between Grindrod Shipping Pte. Ltd., IVS Bulk Owning Pte. Ltd., IVS Bulk Carriers Pte. Ltd, IVS Bulk 603 Pte. Ltd. and Standard Chartered Bank (Singapore Branch) in connection with the Loan Agreement dated August 26, 2010(1)
4.8	Supplemental Agreement No. 2 dated May 31, 2016 to the Loan Agreement dated August 26, 2010, between Grindrod Shipping Pte. Ltd., IVS Bulk Owning Pte. Ltd., IVS Bulk Carriers Pte. Ltd, IVS Bulk 603 Pte. Ltd., IVS Bulk 612 Pte. Ltd. and Standard Chartered Bank (Singapore Branch)(1)
4.9	Third Amendment Letter dated February 10, 2017 between Grindrod Shipping Pte. Ltd., IVS Bulk Owning Pte. Ltd., IVS Bulk Carriers Pte. Ltd, IVS Bulk 603 Pte. Ltd., IVS Bulk 612 Pte. Ltd. and Standard Chartered Bank (Singapore Branch) in connection with the Loan Agreement dated August 26, 2010(1)
4.10	Fourth Amendment Letter dated August 31, 2017 between Grindrod Shipping Pte. Ltd., IVS Bulk Owning Pte. Ltd., IVS Bulk Carriers Pte. Ltd, IVS Bulk 603 Pte. Ltd., IVS Bulk 612 Pte. Ltd. and Standard Chartered Bank (Singapore Branch) in connection with the Loan Agreement dated August 26, 2010(1)
4.11	Loan Agreement, dated July 7, 2011, between Grindrod Shipping Pte. Ltd., Credit Agricole Corporate and Investment Bank, Standard Chartered Bank, Singapore Branch, DVB Group Merchant Bank (Asia) Limited, BNP Paribas, Singapore Branch and the banks and financial institutions named therein(1)
4.12	Supplemental Letter dated August 20, 2013 between Grindrod Shipping Pte. Ltd., IVS Bulk 462 Pte. Ltd., IVS Bulk 511 Pte. Ltd., IVS Bulk 512 Pte. Ltd., Unicorn Ross Pte. Ltd., Unicorn Baltic Pte. Ltd., Unicorn Ionia Pte. Ltd., Unicorn Scotia Pte. Ltd., IVS Bulk 430 Pte. Ltd., Grindrod Shipping Limited and Credit Agricole Corporate and Investment Bank, in connection with the Loan Agreement dated July 7, 2011(1)
4.13	Supplemental Letter dated August 27, 2015 between Grindrod Shipping Pte. Ltd., IVS Bulk 462 Pte. Ltd., IVS Bulk 511 Pte. Ltd., IVS Bulk 512 Pte. Ltd., Unicorn Ross Pte. Ltd., Unicorn Baltic Pte. Ltd., Unicorn Ionia Pte. Ltd., IVS Bulk 430 Pte. Ltd., IVS Bulk 611 Pte. Ltd., Grindrod Limited and Credit Agricole Corporate and Investment Bank, in connection with the Loan Agreement dated July 7, 2011(1)
4.14	Supplemental Letter dated January 12, 2017 between Grindrod Shipping Pte. Ltd., IVS Bulk 462 Pte. Ltd., IVS Bulk 511 Pte. Ltd., IVS Bulk 512 Pte. Ltd., Unicorn Ross Pte. Ltd., Unicorn Baltic Pte. Ltd., Unicorn Ionia Pte. Ltd., IVS Bulk 430 Pte. Ltd., IVS Bulk 611 Pte. Ltd., IVS Bulk 475 Pte. Ltd., Grindrod Limited and Credit Agricole Corporate and Investment Bank, in connection with the Loan Agreement dated July 7, 2011(1)
4.15	$21.0 million Term Loan Facility Agreement, dated March 30, 2017, between Grindrod Shipping Pte. Ltd., Unicorn Atlantic Pte. Ltd., Unicorn Caspian Pte. Ltd., IVS Bulk 609 Pte. Ltd. and Credit Agricole Corporate and Investment Bank(1)
4.16	Letter, dated December 11, 2017 between Grindrod Shipping Pte. Ltd., Unicorn Atlantic Pte. Ltd., Unicorn Caspian Pte. Ltd., IVS Bulk 609 Pte. Ltd. and Credit Agricole Corporate and Investment Bank in connection with the $21.0 million Term Loan Facility Agreement dated March 30, 2017(1)
4.17	Letter, dated March 27, 2018 between Grindrod Shipping Pte. Ltd., Unicorn Atlantic Pte. Ltd., Unicorn Caspian Pte. Ltd., IVS Bulk 609 Pte. Ltd. and Credit Agricole Corporate and Investment Bank in connection with the $21.0 million Term Loan Facility Agreement dated March 30, 2017(1)
4.18	$27.0 million Facility Agreement, dated December 9, 2016, between Grindrod Limited, Grindrod Shipping Pte. Ltd., Grindrod Maritime LLC, DVB Bank SE Singapore Branch and DVB Bank SE(1)
4.18(a)	Amendment No. 1 dated June 18, 2018 to the $27.0 million Facility Agreement, dated December 9, 2016, between Grindrod Limited, Grindrod Shipping Pte. Ltd., Grindrod Maritime LLC, DVB Bank SE Singapore Branch and DVB Bank SE(4)
4.18(b)	Side Letter dated December 7, 2018 to the $27.0 million Facility Agreement, dated December 9, 2016, between Grindrod Limited, Grindrod Shipping Pte. Ltd., Grindrod Maritime LLC, DVB Bank SE Singapore Branch and DVB Bank SE, as amended and restated
4.18(c)	Side Letter No. 2 dated June 28, 2019 to the $27.0 million Facility Agreement, dated December 9, 2016, between Grindrod Limited, Grindrod Shipping Pte. Ltd., Grindrod Maritime LLC, DVB Bank SE Singapore Branch and DVB Bank SE, as amended and restated

4.18(d)	Side Letter No. 3 dated April 16, 2020 to the $27.0 million Facility Agreement, dated December 9, 2016, between Grindrod Limited, Grindrod Shipping Pte. Ltd., Grindrod Maritime LLC, DVB Bank SE Singapore Branch and DVB Bank SE, as amended and restated
4.18(e)	Letter dated June 5, 2020, relating to the $27.0 million Facility Agreement, dated December 9, 2016, between Grindrod Limited, Grindrod Shipping Pte. Ltd., Grindrod Maritime LLC, DVB Bank SE Singapore Branch and DVB Bank SE, as amended and restated
4.19	Form of Non-Executive Director Appointment Letter(1)
4.20	$100.0 million Facility Agreement dated May 8, 2018, between Grindrod Shipping Pte. Ltd., IVS Bulk Carriers Pte. Ltd., IVS Bulk Owning Pte. Ltd., IVS Bulk 462 Pte. Ltd., IVS Bulk 475 Pte. Ltd., Unicorn Atlantic Pte. Ltd., Unicorn Baltic Pte. Ltd., Unicorn Ross Pte. Ltd., Unicorn Ionia Pte. Ltd., IVS Bulk 511 Pte. Ltd., IVS Bulk 603 Pte. Ltd., IVS Bulk 707 Pte. Ltd., Unicorn Caspian Pte. Ltd., IVS Bulk 512 Pte. Ltd., IVS Bulk 609 Pte. Ltd., IVS Bulk 611 Pte. Ltd., IVS Bulk 612 Pte. Ltd., Crédit Agricole Corporate and Investment Bank, DVB Bank SE Singapore Branch, Standard Chartered Bank, Singapore Branch and the banks and financial institutions named therein(3)
4.20(a)	Side Letter dated December 14, 2018 to the $100.0 million Facility Agreement dated May 8, 2018, between Grindrod Shipping Pte. Ltd., Crédit Agricole Corporate and Investment Bank, DVB Bank SE Singapore Branch, Standard Chartered Bank, Singapore Branch and the banks and financial institutions, and guarantors named therein(4)
4.20(b)	Side Letter No. 2 dated June 28, 2019 to the $100.0 million Facility Agreement dated May 8, 2018, between Grindrod Shipping Pte. Ltd., Crédit Agricole Corporate and Investment Bank, DVB Bank SE Singapore Branch, Standard Chartered Bank, Singapore Branch and the banks and financial institutions, and guarantors named therein
4.20(c)	Side Letter No. 3 dated April 16, 2020 to the $100.0 million Facility Agreement dated May 8, 2018, between Grindrod Shipping Pte. Ltd., Crédit Agricole Corporate and Investment Bank, DVB Bank SE Singapore Branch, Standard Chartered Bank, Singapore Branch and the banks and financial institutions, and guarantors named therein
4.20(d)	Letter dated June 5, 2020 relating to the $100.0 million Facility Agreement dated May 8, 2018, between Grindrod Shipping Pte. Ltd., Crédit Agricole Corporate and Investment Bank, DVB Bank SE Singapore Branch, Standard Chartered Bank, Singapore Branch and the banks and financial institutions, and guarantors named therein
4.21	$29.9 million Term Loan Facility Agreement dated December 21, 2018 between Grindrod Shipping Holdings Ltd., Unicorn Moon Pte. Ltd., Unicorn Sun Pte. Ltd., NIBC Bank N.V. and the banks and financial institutions named therein(4)
4.21(a)	Side Letter dated June 28, 2019 to the $29.9 million Term Loan Facility Agreement dated December 21, 2018 between Grindrod Shipping Holdings Ltd., Unicorn Moon Pte. Ltd., Unicorn Sun Pte. Ltd., NIBC Bank N.V. and the banks and financial institutions named therein
4.21(b)	Side Letter No. 2 dated May 8, 2020 to the $29.9 million Term Loan Facility Agreement dated December 21, 2018 between Grindrod Shipping Holdings Ltd., Unicorn Moon Pte. Ltd., Unicorn Sun Pte. Ltd., NIBC Bank N.V. and the banks and financial institutions named therein
4.21(c)	Letter dated June 4, 2020 relating to the $29.9 million Term Loan Facility Agreement dated December 21, 2018 between Grindrod Shipping Holdings Ltd., Unicorn Moon Pte. Ltd., Unicorn Sun Pte. Ltd., NIBC Bank N.V. and the banks and financial institutions named therein
4.22	$15.7 million Term Facility Agreement dated July 29, 2019, between IVS Bulk 3720 Pte. Ltd., Grindrod Shipping Holdings Ltd. and The IYO Bank, Ltd., Singapore Branch
4.22(a)	Addendum dated August 27, 2019, to the $15.7 million Term Facility Agreement dated July 29, 2019, between IVS Bulk 3720 Pte. Ltd., Grindrod Shipping Holdings Ltd. and The IYO Bank, Ltd., Singapore Branch
4.23	$15.7 million Term Facility Agreement dated July 29, 2019, between IVS Bulk 3708 Pte. Ltd., Grindrod Shipping Holdings Ltd. and The IYO Bank, Ltd., Singapore Branch
4.23(a)	Addendum dated August 27, 2019, to the $15.7 million Term Facility Agreement dated July 29, 2019, between IVS Bulk 3708 Pte. Ltd., Grindrod Shipping Holdings Ltd. and The IYO Bank, Ltd., Singapore Branch
4.24	$13.1 million Loan Agreement dated January 31, 2020, between IVS Bulk 10824 Pte. Ltd., IVS Bulk Pte. Ltd. and Showa Leasing Co., Ltd.
4.25	$114.1 million Term Loan Facility Agreement dated February 10, 2020, between IVS Bulk Pte. Ltd., Grindrod Shipping Holdings Ltd., IVS Bulk 709 Pte. Ltd., IVS Bulk 5858 Pte. Ltd., IVS Bulk 543 Pte. Ltd., IVS Bulk 5855 Pte. Ltd., IVS Bulk 541 Pte. Ltd., IVS Bulk 545 Pte. Ltd., IVS Bulk 712 Pte. Ltd., IVS Bulk 1345 Pte. Ltd., IVS Bulk 554 Pte. Ltd., IVS Bulk 7297 Pte. Ltd., IVS Bulk 3693 Pte. Ltd., Crédit Agricole Corporate and Investment Bank, Hamburg Commercial Bank AG, and the banks and financial institutions named therein
4.25(a)	Letter dated June 4, 2020 relating to the $114.1 million Term Loan Facility Agreement dated February 10, 2020, between IVS Bulk Pte. Ltd., Grindrod Shipping Holdings Ltd., IVS Bulk 709 Pte. Ltd., IVS Bulk 5858 Pte. Ltd., IVS Bulk 543 Pte. Ltd., IVS Bulk 5855 Pte. Ltd., IVS Bulk 541 Pte. Ltd., IVS Bulk 545 Pte. Ltd., IVS Bulk 712 Pte. Ltd., IVS Bulk 1345 Pte. Ltd., IVS Bulk 554 Pte. Ltd., IVS Bulk 7297 Pte. Ltd., IVS Bulk 3693 Pte. Ltd., Crédit Agricole Corporate and Investment Bank, Hamburg Commercial Bank AG, and the banks and financial institutions named therein

4.26	$35.8 million Financing Agreement dated February 13, 2020, between Grindrod Shipping Pte. Ltd., the Lenders from time to time party thereto and Sankaty European Investments III S.A.R.L.
4.27	Share Purchase Agreement dated February 14, 2020, between Regiment Capital Ltd. and Grindrod Shipping Pte. Ltd.
4.28	Shareholders’ Agreement dated February 14, 2020, between Sankaty European Investments III S.A.R.L. and Grindrod Shipping Pte. Ltd. in respect of IVS Bulk Pte. Ltd.
4.29	Indemnity Agreement dated February 13, 2020, between Sankaty European Investments III S.A.R.L., Grindrod Shipping Holdings Ltd., IVS Bulk Pte. Ltd. and Grindrod Shipping Pte. Ltd.
4.30	Letter of Undertaking dated February 14, 2020, by Grindrod Shipping Holdings Ltd. to Sankaty European Investments III S.A.R.L.
8.1	List of subsidiaries of the registrant
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, U.S.C. Section 1350
13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, U.S.C. Section 1350
101	The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Statements of Financial Position as of December 31, 2019 and 2018; (ii) Consolidated and Combined Statements of Profit or Loss and Other Comprehensive Income for the Years Ended December 31, 2019, 2018 and 2017; (iii) Consolidated and Combined Statements of Changes in Equity for the Years ended December 31, 2019, 2018 and 2017; (vi) Consolidated and Combined Statements of Cash Flows for the Years Ended December 31, 2019, 2018 and 2017; and (v) Notes to Consolidated and Combined Financial Statements for the Years Ended December 31, 2019, 2018 and 2017.

(1)	Incorporated by reference to Amendment No. 1 to the Registrant’s registration statement on form 20-F filed with the Commission on April 6, 2018.

(2)	Incorporated by reference to Amendment No. 2 to the Registrant’s registration statement on form 20-F filed with the Commission on April 30, 2018.

(3)	Incorporated by reference to Amendment No. 3 to the Registrant’s registration statement on form 20-F filed with the Commission on June 5, 2018.

(4)	Incorporated by reference to the Registrant’s 2018 annual report on form 20-F filed with the Commission on April 16, 2019.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GRINDROD SHIPPING HOLDINGS LTD.

/s/ Stephen Griffiths
Name	Stephen Griffiths
Title:	Chief Financial Officer
Date:	June 5, 2020

INDEX TO FINANCIAL STATEMENTS

Page
Audited Consolidated and Combined Financial Statements of Grindrod Shipping Holdings Ltd.
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Statements of Financial Position as at 31 December 2019 and 31 December 2018	F-3
Consolidated and Combined Statements of Profit or Loss and Other Comprehensive Income for the years ended 31 December 2019, 31 December 2018 and 31 December 2017	F-4
Consolidated and Combined Statements of Changes in Equity for the years ended 31 December 2019, 31 December 2018 and 31 December 2017	F-5
Consolidated and Combined Statements of Cash Flows for the years ended 31 December 2019, 31 December 2018 and 31 December 2017	F-6
Notes to Financial Statements	F-9

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS AND THE BOARD OF DIRECTORS OF

GRINDROD SHIPPING HOLDINGS LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Grindrod Shipping Holdings Ltd. and its subsidiaries (the “Group”) as of 31 December 2019 and 2018, and the related consolidated and combined statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the three years in the period ended 31 December 2019 and the related notes (collectively referred to as the “consolidated and combined financial statements”). In our opinion, the consolidated and combined financial statements present fairly, in all material aspects, the financial position of the Group as of 31 December 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

5 June 2020

We have served as the Group’s auditor since 2017.

GRINDROD SHIPPING HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at 31 December

		2019	2018
	Notes	US$’000	US$’000
ASSETS

Current assets
Cash and bank balances	6	35,553	35,636
Trade receivables	7	13,173	12,034
Contract assets	8	3,844	1,959
Other receivables and prepayments	9	16,951	17,902
Due from joint ventures	10	3,855	13,516
Loans to joint ventures	11	1,037	23,803
Derivative financial instruments	12	173	-
Inventories	13	12,236	10,841
		86,822	115,691
Assets classified as held for sale	40	4,677	7,258
Total current assets		91,499	122,949

Non-current assets
Restricted cash	6	9,611	11,627
Loans to joint ventures	11	2,627	-
Ships, property, plant and equipment	14	305,197	249,602
Right-of-use assets	15	55,238	-
Interest in joint ventures	17	52,475	54,560
Intangible assets	18	177	41
Goodwill	19	944	7,351
Deferred tax assets	20	1,299	1,497
Total non-current assets		427,568	324,678

Total assets		519,067	447,627

LIABILITIES AND EQUITY

Current liabilities
Trade and other payables	21	28,327	22,364
Contract liabilities	22	4,080	4,223
Due to related parties	23	4,796	6,238
Lease liabilities	24	24,300	-
Bank loans and other borrowings	25	20,696	18,323
Provisions	26	959	1,578
Derivative financial instruments	12	-	867
Income tax payable		3,096	3,073
		86,254	56,666
Liabilities directly associated with assets classified as held for sale	40	538	-
Total current liabilities		86,792	56,666

Non-current liabilities
Trade and other payables	21	221	403
Lease liabilities	24	33,646	-
Bank loans and other borrowings	25	144,548	96,133
Retirement benefit obligation	27	1,922	1,922
Total non-current liabilities		180,337	98,458

Capital and reserves
Share capital	28	320,683	320,683
Other equity and reserves	29	(18,176)	(21,140)
Accumulated losses		(50,569)	(7,040)
Total equity		251,938	292,503

Total equity and liabilities		519,067	447,627

See accompanying notes to consolidated and combined financial statements.

GRINDROD SHIPPING HOLDINGS LTD.

CONSOLIDATED AND COMBINED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

Year ended 31 December

		2019	2018	2017
	Notes	US$’000	US$’000	US$’000

Revenue	30	331,046	319,018	409,522
Cost of sales
Voyage expenses		(149,444)	(151,705)	(166,924)
Vessel operating costs		(33,889)	(32,657)	(40,837)
Charter hire costs		(61,668)	(100,648)	(127,748)
Depreciation of ships, drydocking and plant and equipment– owned assets	35	(17,529)	(14,094)	(17,975)
Depreciation of ships and ship equipment – right-of-use assets	35	(30,449)	-	-
Other expenses		(697)	(1,146)	(16,364)
Cost of ship sale		(16,844)	(7,675)	(17,560)
Gross profit		20,526	11,093	22,114

Other operating (expense) income	32	(23,559)	6,022	(34,502)
Administrative expenses		(28,412)	(31,599)	(32,868)
Share of losses of joint ventures	17	(1,420)	(454)	(12,946)
Impairment loss recognised on financial assets		-	(1,583)	-
Interest income	33	1,979	3,787	7,164
Interest expense	34	(11,916)	(6,517)	(6,548)

Loss before taxation	35	(42,802)	(19,251)	(57,586)
Income tax	36	(685)	(1,389)	(3,226)

Loss for the year		(43,487)	(20,640)	(60,812)

Other Comprehensive income (loss) for the year:

Items that will not be reclassified subsequently to profit or loss
Remeasurement of defined benefit obligation	27	(42)	8	157
		(42)	8	157
Items that may be reclassified subsequently to profit or loss
Exchange differences arising on translation of foreign operations		761	(6,656)	4,232
Reclassification of translation reserve to profit or loss arising from loss of control of businesses	41.1	-	(1,063)	-
Net fair value gain (loss) on hedging instruments entered into for cash flow hedges		1,040	(852)	210
		1,801	(8,571)	4,442
Other comprehensive income (loss) for the year, net of income tax		1,759	(8,563)	4,599
Total comprehensive loss for the year		(41,728)	(29,203)	(56,213)

		US$	US$	US$
Loss per share:
Basic and diluted	42	(2.29)	(1.08)	(3.19)

See accompanying notes to consolidated and combined financial statements.

GRINDROD SHIPPING HOLDINGS LTD.

CONSOLIDATED AND COMBINED STATEMENTS OF CHANGES IN EQUITY

For the year ended 31 December

			Other equity and reserves
	Share capital	Parent invested capital	Treasury shares	Share compensation reserve	Hedging reserve	Translation reserve	Merger reserve	Accumulated losses	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Balance at 1 January 2017	-	361,779	-	-	(225)	1,541	-	-	363,095

Loss for the year	-	(60,812)	-	-	-	-	-	-	(60,812)
Other comprehensive income for the year, net of income tax	-	157	-	-	210	4,232	-	-	4,599
Total comprehensive loss for the year	-	(60,655)	-	-	210	4,232	-	-	(56,213)

Issue of ordinary shares	*	15,000	-	-	-	-	-	-	15,000
Recognition of share-based payments	-	(472)	-	-	-	-	-	-	(472)
Dividends (Note 37)	-	(1,674)	-	-	-	-	-	-	(1,674)
Transaction with owners, recognised directly in equity	*	12,854	-	-	-	-	-	-	12,854

Balance at 31 December 2017	*	313,978	-	-	(15)	5,773	-	-	(319,736)

IFRS 9 and 15 adjustment		(474)		-	-	-	-	-	(474)
Adjusted balance as at 1 January 2018	*	313,504	-	-	(15)	5,773	-	-	319,262

Loss for the year	-	(13,453)	-	-	-	-	-	(7,187)	(20,640)
Other comprehensive loss for the year, net of income tax	-	-		-	(852)	(7,719)	8	-	(8,563)
Total comprehensive loss for the year	-	(13,453)	-	-	(852)	(7,719)	8	(7,187)	(29,203)

Recognition of share-based compensation from parent company	-	933	-	-	-	-	-	147	1,080
Issue of ordinary shares (Note 28) and adjustment arising from “Spin-off” (Note 2.2)	320,683	(300,984)	-	-	-	(1,337)	(18,362)	-	-
Recognition of share-based payments (Note 29)	-	-	-	1,364	-	-	-	-	1,364
Transaction with owners, recognised directly in equity	320,683	(300,051)	-	1,364	-	(1,337)	(18,362)	147	2,444

Balance at 31 December 2018	320,683	-	-	1,364	(867)	(3,283)	(18,354)	(7,040)	292,503

Loss for the year	-	-	-	-	-	-	-	(43,487)	(43,487)
Other comprehensive income for the year, net of income tax	-	-	-	-	1,040	761	-	(42)	1,759
Total comprehensive loss for the year	-	-	-	-	1,040	761	-	(43,529)	(41,728)

Recognition of share-based payments (Note 29)	-	-	-	3,156	-	-	-	-	3,156
Acquisition of treasury shares (Note 29)	-	-	(1,993)	-	-	-	-	-	(1,993)
Transaction with owners, recognised directly in equity	-	-	(1,993)	3,156	-	-	-	-	1,163

Balance at 31 December 2019	320,683	-	(1,993)	4,520	173	(2,522)	(18,354)	(50,569)	251,938

*	Amount is less than US$1,000.

See accompanying notes to consolidated and combined financial statements.

GRINDROD SHIPPING HOLDINGS LTD.

CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS

Year ended 31 December

	2019	2018	2017
	US$’000	US$’000	US$’000
Operating activities
Loss before taxation	(42,802)	(19,251)	(57,586)
Adjustments for:
Share of losses of joint ventures	1,420	454	12,946
Net gain on disposal of businesses	-	(3,255)	-
Gain on deemed disposal of previously held joint venture interest	-	(213)	-
Loss (gain) on disposal of ships	298	(992)	(167)
(Gain) loss on disposal of plant and equipment	(4)	(68)	107
Depreciation and amortisation	48,763	14,291	19,680
Impairment loss recognised on ships	16,995	-	16,503
Impairment loss recognised on right-of-use assets	2,250	-	-
Impairment loss on goodwill and intangibles	3,179	-	12,119
Impairment loss net of reversals on financial assets	-	1,583	18
Impairment loss on net assets of disposal group	-	-	5,092
Reversal of provision for onerous contracts	(408)	(457)	(7,427)
Recognition of share-based payments expenses	3,156	2,297	33
Net foreign exchange loss (gain)	709	(3,190)	(1,242)
Interest expense	11,916	6,517	6,548
Interest income	(1,979)	(3,787)	(7,164)
Components of defined benefit costs recognised in profit or loss	183	206	63
Operating cash flows before movements in working capital and ships	43,676	(5,865)	(477)
Inventories	(1,644)	(1,576)	1,017
Trade receivables, other receivables and prepayments	(1,506)	(1,689)	(279)
Contract assets	(2,063)	(123)	-
Trade and other payables	5,796	(2,561)	(3,055)
Contract liabilities	28	(331)	-
Due from related parties	-	(6,002)	(5,049)
Due to related parties	638	-	6,737
Operating cash flows before movements in ships	44,925	(18,147)	(1,106)
Capital expenditure on ships	(106,107)	(21,351)	(5,219)
Proceeds from disposal of ships	15,634	8,313	17,727
Net cash (used in) generated from operations	(45,548)	(31,185)	11,402
Interest paid	(11,307)	(5,860)	(6,206)
Interest received	1,825	1,363	2,677
Income tax paid	(557)	(1,678)	(4,498)
Net cash flows (used in) generated from operating activities	(55,587)	(37,360)	3,375

Investing activities
Advances to related parties	-	-	(1,264)
Repayment from related parties	7,648	14,054	415
Repayment of loans from joint venture	20,268	-	-
Cash inflow from acquisition of assets	-	952	-
Purchase of plant and equipment	(94)	(368)	(1,212)
Purchase of intangible assets	(161)	-	(19)
Proceeds from disposal of plant and equipment	5	68	18
Net proceeds from disposal of businesses (Note 41.1)	-	25,318	-
Capital distribution from a joint venture	2,500	-	-
Dividends received from a joint venture	5,000	-	-
Net cash generated from (used in) investing activities	35,166	40,024	(2,062)

GRINDROD SHIPPING HOLDINGS LTD.

CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS (cont’d)

Year ended 31 December

	2019	2018	2017
	US$’000	US$’000	US$’000
Financing activities (Note A)
Long-term interest bearing debt raised	95,824	104,549	45,150
Payment of capital portion of long term interest-bearing debt	(45,540)	(99,503)	(40,869)
Principal repayments on lease liabilities	(29,905)	-	-
Loans from related parties	-	-	5,000
Repayment of loans from related parties	-	-	(42,000)
Repayment to related parties	-	(8,351)	-
Acquisition of treasury shares	(1,993)	-	-
Restricted cash	987	(8,582)	58
Issuance of shares (Note B)	-	-	15,000
Dividends paid	-	-	(1,674)
Purchase of Parent’s ordinary shares for forfeitable share plan	-	-	(505)
Net cash flows generated from (used in) financing activities	19,373	(11,887)	(19,840)

Net decrease in cash and cash equivalents	(1,048)	(9,223)	(18,527)
Cash and cash equivalents at the beginning of the year (Note 6)	33,498	45,245	62,470
Effect of exchange rate changes on the balance of cash held in foreign currencies	77	(2,524)	1,302
Cash and cash equivalents at the end of the year	32,527	33,498	45,245

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

	Bank Loans (Note 25)	Due (from) to related parties – (Note 10 & 23)	Lease liabilities (Note 24)
	US$’000	US$’000

Balance at 1 January 2018	108,754	(10,068)	-
Financing cash flows (i)	5,046	(8,351)	-
Investing cash flows	-	14,054	-
Operating cash flows	-	(6,002)	-
Other changes (ii)	656	3,089	-
Balance at 31 December 2018	114,456	(7,278)	-
IFRS 16 adjustment	-	-	68,666
Financing cash flows (i)	50,284	-	(29,905)
Investing cash flows	-	7,648	-
Operating cash flows	-	638	-
Other changes (ii)	504	(67)	19,185
Balance at 31 December 2019	165,244	941	57,946

(i) The cash flows make up the net amount of proceeds from borrowings and repayments of borrowings in the statement of cash flows.

(ii) Other changes for bank loans and due (from) to related parties relates to interest accruals and payments and net foreign exchange differences. Other changes for lease liabilities relates to new lease arrangements entered and existing lease contracts terminated.

Note B:

As part of the Spin-Off (Note 1), the company acquired all of the shares of Grindrod Shipping Pte. Ltd. (Singapore) and Grindrod Shipping (South Africa) (Pty) Ltd for a purchase consideration of $320,683,000 which was satisfied by the issuance of compulsorily convertible notes which were converted to 19,063,832 ordinary shares of the company on the same date. Accordingly, no cash was received on the issuance of the shares.

See accompanying notes to consolidated and combined financial statements

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

1	GENERAL

General information

The company was incorporated as a private company on 2 November 2017 and with effect from 25 April 2018, it was converted from a private company to a public company whereby it changed its name to Grindrod Shipping Holdings Ltd. The company is incorporated in Singapore with its principal place of business and registered office at #03-01 Southpoint, 200 Cantonment Road, Singapore 089763. On 18 June 2018, the company became a publicly traded company with its shares primarily listed on the NASDAQ Global Select Market and from the 19 June 2018 secondarily on the Main Board of the Johannesburg Stock Exchange (JSE).

The company was incorporated with the intention to acquire all of the shares of Grindrod Shipping Pte. Ltd., or GSPL, and Grindrod Shipping (South Africa) Pty Ltd, or GSSA from Grindrod Limited, a public company incorporated in accordance with the laws of the Republic of South Africa, or Parent as part of the Parent’s plan to demerge its shipping business (referred to as the ‘Spin-Off’). Before the Spin-Off, two of GSSA’s businesses, Ocean Africa Container Lines division, or OACL, and Unicorn Bunker Services (Pty) Ltd, or Unicorn Bunker, were disposed to another Parent subsidiary on 1 January 2018. On 18 June 2018, the Spin-Off was affected by the company acquiring 100% of the issued and paid up share capital of GSPL and GSSA for a consideration of $320,683,000 (Note 28). The purchase consideration was satisfied by the issuance by the company of compulsorily convertible notes which converted to 19,063,832 ordinary shares of the company on the same date.

The principal activities of the Group are ship chartering, operating and sales of vessels. Information of the entities within the Group is contained in Note 16.

The consolidated and combined financial statements of the Group for the year ended 31 December 2019 were authorised for issue by the Board of Directors on 5 June 2020.

2	SIGNIFICANT ACCOUNTING POLICIES

2.1	Statement of compliance

The consolidated and combined financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”).

2.2	Basis of preparation of historical consolidated and combined financial information

Grindrod Shipping Holdings Ltd and its subsidiaries (the “Group”) resulting from the Spin-Off in Note 1 above is regarded as a continuing entity throughout the period ended 31 December 2018 and 31 December 2017 as the Group was under the management of Grindrod Limited and therefore considered to be under common management which forms the basis of the combined financial statements for the year ended 31 December 2017.

The financial statements presented herein represent (i) prior to 18 June 2018, the combined financial statements of GSPL and GSSA and (ii) subsequent to 18 June 2018, the consolidated financial statements of the company as a separate publicly traded company following the Spin-Off of GSPL and GSSA from Grindrod Limited. Prior to the Spin-Off, equity relating to GSPL and GSSA represents the Parent’s net investment in the company and accordingly, this has been presented as ‘Parent invested capital’ in the combined financial statements. Upon the Spin-Off on 18 June 2018, the Parent Invested Capital was adjusted as a result of settlement of assets and liabilities of GSPL and GSSA with the Parent and formed the company’s share capital with the residual differences recognised as merger reserve.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

2	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

The financial statements are prepared in accordance with the historical cost basis except as disclosed in the accounting policies below. Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Group takes into account the characteristics of the asset or liability which market participants would take into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these consolidated financial statements is determined on such a basis, except for share-based payment transactions that are within the scope of IFRS 2 Share-based Payment, leasing transactions that are within the scope of IFRS 16 Leases, and measurements that have some similarities to fair value but are not fair value, such as net realisable value in IAS 2 Inventories or value in use in IAS 36 Impairment of Assets.

2.3	Application of new and revised International Financial Reporting Standards (IFRSs)

From 1 January 2019, the Group has applied a number of new IFRS and amendments to IFRSs issued by the IASB that are mandatorily effective for an accounting period that begins on or after 1 January 2019. The adoption of these new/revised IFRSs has not resulted in significant changes to the Group’s accounting policies and has no material effect on the amounts reported for the current or prior periods except as follows:

IFRS 16 Leases

In the current year, the Group has applied IFRS 16 (as issued by the IASB in January 2016) that is effective for annual periods that begin on or after 1 January 2019. IFRS 16 introduces new or amended requirements with respect to lease accounting. It introduces significant changes to lessee accounting by removing the distinction between operating and finance lease and requiring the recognition of a right-of-use asset and a lease liability at commencement for all leases, except for short-term leases and leases of low value assets. In contrast to lessee accounting, the requirements for lessor accounting have remained largely unchanged. Details of these new requirements are described below. The impact of the adoption of IFRS 16 on the Group’s consolidated financial statements is described below.

The date of initial application of IFRS 16 for the Group is 1 January 2019. The Group has applied IFRS 16 using the cumulative catch-up approach which:

•	requires the Group to recognise the cumulative effect of initially applying IFRS 16 as an adjustment, if any, to the opening balance of retained earnings at the date of initial application.

•	does not permit restatement of comparatives, which continue to be presented under IAS 17 Leases and IFRIC 4 Determining Whether an Arrangement Contains a Lease.

(a) Impact of the new definition of a lease

The Group has made use of the practical expedient available on transition to IFRS 16 not to reassess whether a contract is or contains a lease. Accordingly, the definition of a lease in accordance with IAS 17 and IFRIC 4 will continue to be applied to those leases entered or changed before 1 January 2019.

The change in definition of a lease mainly relates to the concept of control. IFRS 16 determines whether a contract contains a lease on the basis of whether the customer has the right to control the use of an identified asset for a period of time in exchange for consideration. This is in contrast to the focus on 'risks and rewards' in IAS 17 and IFRIC 4.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

2	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

The Group applies the definition of a lease and related guidance set out in IFRS 16 to all lease contracts entered into or modified on or after 1 January 2019 (whether it is a lessor or a lessee in the lease contract). In preparation for the first-time adoption of IFRS 16, the Group has carried out an implementation project. The project has shown that the new definition in IFRS 16 will not significantly change the scope of contracts that meet the definition of a lease for the Group.

b) Impact on lessee accounting

Former operating leases

IFRS 16 changes how the Group accounts for leases previously classified as operating leases under IAS 17.

Applying IFRS 16 for leases, the Group:

1.	Recognises right-of-use assets and lease liabilities in the consolidated statements of financial position, initially measured at the present value of future lease payments with the right-of-use asset adjusted by the amount of any prepaid or accrued lease payments in accordance with IFRS 16:C8(b)(ii).

2.	Recognises depreciation of right-of-use assets and interest on lease liabilities in the consolidated and combined statement of profit and loss. Operating leases were previously recorded as “Charter hire costs” for ships, “Vessel operating costs” for ship equipment and “Administrative expenses” for property. When applying IFRS 16, the expense is split into “Interest expense” and “Depreciation – right-of-use assets”. Expenses relating to short-term leases and low value leases will continue to be expensed and disclosed in line with the previous treatment.

3.	Separates the total amount of cash paid into a principal portion (presented within financing activities) and interest (presented within operating activities) in the consolidated statement of cash flows. Payments of operating leases were previously presented as part of net cash flows used in operating activities.

Lease incentives (e.g. rent free period) are recognised as part of the measurement of the right-of-use assets and lease liabilities whereas under IAS 17 they resulted in the recognition of a lease incentive liability, amortised as a reduction of rental expense on a straight-line basis.

The right-of-use assets will be tested for impairment in accordance with IAS 36 Impairment of Assets. This replaces the previous requirement to recognise a provision for onerous lease contracts.

The Group has used the following practical expedients when applying the cumulative catch-up approach to leases previously classified as operating leases applying IAS 17:

•	Leases ending within 12 months as at 1 January 2019 are accounted for as short-term leases irrespective of the initial lease period. For such leases and leases of low-value assets, the Group has elected not to recognise right-of-use assets and lease liabilities;
•	A single discount rate was applied to a portfolio of leases with reasonably similar characteristics;
•	Non-lease and lease components of the time chartered-in agreements will not be separated and will be treated as a single lease component for the purposes of recognition and measurement; and
•	The use of hindsight in determining the lease term when the contract contains options to extend or terminate the lease.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

2	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(c) Impact on lessor accounting

IFRS 16 does not change substantially how a lessor accounts for leases. Under IFRS 16, a lessor continues to classify leases as either finance leases or operating leases and account for those two types of leases differently. However, IFRS 16 has changed and expanded the disclosures required, in particular regarding how a lessor manages the risks arising from its residual interest in leased assets.

(d) Financial impact of initial application of IFRS 16

The following table shows the operating lease commitments disclosed applying IAS 17 at 31 December 2018, discounted using the incremental borrowing rate at the date of initial application and the lease liabilities recognised in the statement of financial position at the date of initial application.

Adjusted as at 1 January 2019
US$’000

Operating lease commitments as at 31 December 2018	126,354
Less: Short-term leases recognised on a straight-line basis as expense	(20,192)
Less: Leases of low value assets recognised on a straight-line basis as expense	(153)
Operating lease obligations as at 1 January 2019 (without discounting)	106,009

Operating lease obligations as at 1 January 2019 (discounted) (1)	69,395
Less: Prepayments of lease payments recognised	(729)
Lease liabilities recognised as at 1 January 2019	68,666

(1) The weighted average lessee’s incremental borrowing rate applied to the lease liabilities on 1 January 2019 was 5.49%.

Right-of-use assets were measured at the amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognised in the statement of financial position immediately before the date of initial application. Consequently, right-of-use assets of $69,395,000 were recognised on 1 January 2019, prepayments relating to leases of $729,000 were reclassified to right-of-use assets and there is no impact to retained earnings on 1 January 2019.

The Group’s significant accounting policies for the leases are disclosed in Note 2.14.

2.4	New and revised IFRSs in issue but not yet effective

The Group has not applied the following new and revised IFRSs that are relevant to the Group that were issued but are not yet effective:

IFRS 17	Insurance Contracts
IFRS 10 and IAS 28 (amendments)	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture
Amendments to IFRS 3	Definition of a business
Amendments to IAS 1 and IAS 8	Definition of material
Amendments to IAS 1	Classification of liabilities as Current or Non-current
Conceptual framework	Amendments to References to the Conceptual Framework in IFRS Standards

The directors do not expect that the adoption of the Standards listed above will have a material impact on the financial statements of the Group in future periods.

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

Profit or loss and each component of other comprehensive income (OCI) are attributed to the owners of the Group and to the non-controlling interests. Total comprehensive income of the subsidiaries is attributed to the owners of the Group and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

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

Where applicable, the consideration for the acquisition includes any asset or liability resulting from a contingent consideration arrangement, measured at its acquisition-date fair value. Subsequent changes in such fair values are adjusted against the cost of acquisition where they qualify as measurement period adjustments.  The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustment depends on how the contingent consideration is classified.  Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with IAS 39 Financial Instruments, or IAS 37 Provisions, Contingent Liabilities and Contingent Assets, as appropriate, with the corresponding gain or loss being recognised in profit or loss.

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

Classification of financial assets

Debt instruments mainly comprise cash and bank balances, trade and other receivables, loans to joint ventures and amounts due from joint ventures that meet the following conditions are subsequently measured at amortised cost:

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

For financial assets other than purchased or originated credit-impaired financial assets (i.e. assets that are credit-impaired on initial recognition), the effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) excluding expected credit losses (ECL), through the expected life of the debt instrument, or, where appropriate, a shorter period, to the gross carrying amount of the debt instrument on initial recognition. For purchased or originated credit-impaired financial assets, a credit-adjusted effective interest rate is calculated by discounting the estimated future cash flows, including ECL, to the amortised cost of the debt instrument on initial recognition.

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

Impairment of financial assets

The Group recognises a loss allowance for ECL on trade and other receivables and contract assets. The amount of ECL is updated at each reporting date to reflect changes in credit risk since initial recognition of the lifetime financial instrument.

The Group recognises lifetime ECL for trade receivables and contract assets. The (ECL) on these financial assets are estimated using a provision matrix based on the Group’s historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current as well as the forecast direction of conditions at the reporting date, including time value of money where appropriate.

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

Lifetime ECL represents the ECL that will result from all possible default events over the expected life of a financial instrument. In contrast, 12-month ECL represents the portion of lifetime ECL that is expected to result from default events on a financial instrument that are possible within 12 months after the reporting date.

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

The following information is taken into account when assessing whether credit risk has increased significantly since initial recognition:

•	existing or forecast adverse changes in business, financial or economic conditions that are expected to cause a significant decrease in the debtor’s ability to meet its debt obligations; or
•	an actual or expected significant deterioration in the operating results of the debtor.

Irrespective of the outcome of the above assessment, the company presumes that the credit risk on a financial asset has increased since initial recognition when contractual payments are more than 90 days past due, unless the Group has reasonable and supportable information that demonstrates otherwise.

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

The Group regularly monitors the effectiveness of the criteria used to identify whether there has been a significant increase in credit risk and revises them as appropriate to ensure that the criteria are capable of identifying significant increase in credit risk before the amount becomes past due.

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

Irrespective of the above analysis, the Group considers that default has occurred when a financial asset is more than 120 days past due unless the Group has reasonable and supportable information to demonstrate that a more lagging default criterion is more appropriate.

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

Measurement and recognition of ECL

The measurement of ECL is a function of the probability of default, loss given default (i.e. the magnitude of the loss if there is a default) and the exposure at default. The assessment of the probability of default and loss given default is based on historical data adjusted by forward-looking information as described above. As for the exposure at default, for financial assets, this is represented by the assets’ gross carrying amount at the reporting date; for financial guarantee contracts, the exposure includes the amount drawn down as at the reporting date, together with any additional amounts expected to be drawn down in the future by default date determined based on historical trend, the Group’s understanding of the specific future financing needs of the debtors, and other relevant forward-looking information.

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

Note 12 contains details of the fair values of the derivative instruments used for hedging purposes. Movements in the hedging reserve in equity are also detailed in the statements of comprehensive income (“OCI”).

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

Amounts previously recognised in OCI and accumulated in equity are reclassified to profit or loss in the periods when the hedged item is recognised in profit or loss in the same line of the statement of profit or loss and OCI as the recognised hedged item. However, when the forecast transaction that is hedged, results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously accumulated in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability. This transfer does not affect OCI. Furthermore, if the Group expects that some or all of the loss accumulated in OCI will not be recovered in the future, that amount is immediately reclassified to profit or loss.

The Group discontinues hedge accounting only when the hedging relationship (or a part thereof) ceases to meet the qualifying criteria (after rebalancing, if applicable). This includes instances when the hedging instrument expires or is sold, terminated or exercised. The discontinuation is accounted for prospectively. Any gain or loss recognised in OCI and accumulated in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in profit or loss. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognised immediately in profit or loss.

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

Depreciation is charged so as to write off the cost of assets other than freehold land and buildings and ships under construction over their estimated useful lives, using the straight-line method, on the following bases:

Office equipment and furniture and fittings	-	3 years
Plant and equipment	-	3 to 5 years
Motor vehicles	-	5 years
Ships	-	15 years
Drydocking	-	2.5 to 5 years

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

From time to time, the Group’s ships are required to be drydocked for inspection and re-licensing at which time major repairs and maintenance that cannot be performed while the ships are in operation are generally performed. The Group capitalises the costs associated with drydocking as they occur and depreciates these costs on a straight-line basis over 2.5 to 5 years, which is generally the period until the next scheduled drydocking.  A portion of the cost of acquiring a new ship is estimated and allocated to the components expected to be replaced or refurbished at the next scheduled drydocking. If the ship is disposed before the next drydocking, the carrying amount of drydocking expenses is included in determining the gain or loss on disposal of the ship and taken to the profit or loss. If the period to the next drydocking is shorter than expected, the undepreciated balance of the deferred drydocking cost is charged immediately as an expense before the next drydocking.

Fully depreciated ships, plant and equipment still in use are retained in the financial statements.

Assets that are held for rental are initially classified as ships, property, plant and equipment. When these assets cease to be rented and a decision is made to sell these assets, the carrying amount is transferred to inventories. Upon sale of these assets, the sales value is recorded in gross revenue and the related carrying value of these assets (held as inventories) is recorded in cost of sales. In relation to these assets that are held for rental, the cash payments to acquire such assets and subsequently cash proceeds from the sale of such assets are classified as cash flows from operating activities.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

2	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

2.11	Intangible Assets

Intangible assets acquired in a business combination are identified and recognized separately from goodwill. The cost of such tangible assets is their fair value at the acquisition date. Subsequent to initial recognition, they are stated on the same basis as intangible assets acquired separately.

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

Before 1 January 2019

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

From 1 January 2019

The Group as lessee

The Group assesses whether a contract is or contains a lease, at inception of the contract. The Group recognises a right-of-use asset and a corresponding lease liability with respect to all lease arrangements in which it is the lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets. For these leases, the Group recognises the lease payments as an operating expense on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

2	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the Group uses the incremental borrowing rate specific to the lessee.

Lease payments included in the measurement of the lease liability comprise:

•	fixed lease payments (including in-substance fixed payments), less any lease incentives;

•	variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date;

•	the amount expected to be payable by the lessee under residual value guarantees;

•	the exercise price of purchase options, if the lessee is reasonably certain to exercise the options; and

•	payments of penalties for terminating the lease, if the lease term reflects the exercise of an option to terminate the lease.

The lease liability is presented as a separate line in the consolidated statement of financial position.

The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made.

The Group remeasures the lease liability (and makes a corresponding adjustment to the related right-of-use asset) whenever:

•	the lease term has changed or there is a change in the assessment of exercise of a purchase option, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate;

•	the lease payments change due to changes in an index or rate or a change in expected payment under a guaranteed residual value, in which cases the lease liability is remeasured by discounting the revised lease payments using the initial discount rate (unless the lease payments change is due to a change in a floating interest rate, in which case a revised discount rate is used); or

•	a lease contract is modified and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate.

The right-of-use assets comprise the initial measurement of the corresponding lease liability, lease payments made at or before the commencement day and any initial direct costs. They are subsequently measured at cost less accumulated depreciation and impairment losses.

Whenever the Group incurs an obligation for costs to dismantle and remove a leased asset, restore the site on which it is located or restore the underlying asset to the condition required by the terms and conditions of the lease, a provision is recognised and measured under IAS 37. The costs are included in the related right-of-use asset, unless those costs are incurred to produce inventories.

Right-of-use assets are depreciated over the shorter period of lease term and useful life of the underlying asset. If a lease transfers ownership of the underlying asset or the cost of the right-of-use asset reflects that the Group expects to exercise a purchase option, the related right-of-use asset is depreciated over the useful life of the underlying asset. The depreciation starts at the commencement date of the lease.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

2	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

The right-of-use assets are presented as a separate line in the consolidated statement of financial position.

The Group applies IAS 36 to determine whether a right-of-use asset is impaired and accounts for any identified impairment loss as described in the ‘Ships, property, plant and equipment’ policy.

The Group has identified that the contracts between the pools and vessels owners described in Note 2.17 below, meet the definition of leases under IFRS 16 and the share of third party vessel owners’ net earnings of the pool represents variable lease payments. Variable payments that do not depend on an index or rate are not included in the measurement of the lease liability and the right-of-use asset. The related payments are recognised as an expense in the period in which the event or condition that triggers those payments occurs and are included in the line ‘Voyage expenses’ for expenses relating to ships and ‘Administrative expenses’ for all other expenses in the consolidated and combined statement of profit or loss.

As a practical expedient, IFRS 16 permits a lessee not to separate non-lease components, and instead account for any lease and associated non-lease components as a single arrangement. The Group has used this practical expedient.

The Group as lessor

The Group enters into lease agreements as a lessor with respect to its vessels and these are classified as operating leases.

When the Group is an intermediate lessor, it accounts for the head lease and the sublease as two separate contracts. The sublease is classified as a finance or operating lease by reference to the right-of-use asset arising from the head lease.

Charter hire revenue (rental income from operating leases) is recognised on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognised on a straight-line basis over the lease term.

2.15	Interests in Joint Ventures

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.

The results and assets and liabilities of joint ventures are incorporated in these consolidated and combined financial statements using the equity method of accounting, except when the investment, or a portion thereof, is classified as held for sale, in which case it is accounted for in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. Under the equity method, an investment in a joint venture is initially recognised in the consolidated and combined statement of financial position at cost and adjusted thereafter to recognise the Group’s share of the profit or loss and OCI of the joint venture. When the Group’s share of losses of a joint venture exceeds the Group’s interest in that joint venture (which includes any long-term interests that, in substance, form part of the Group’s net investment in the joint venture), the Group discontinues recognising its share of further losses. Additional losses are recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the joint venture.

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

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

2	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

2.16	Non-current assets and disposal groups held for sale

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

2.17	Revenue recognition and voyage expenses

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

For time and bareboat charter contracts, hire is typically invoiced bi-monthly or monthly in advance and hire revenue is accrued based on the daily hire rates.  Other variable hire components of the contract, such as off-hire and speed claims, are recognised only to the extent that it is highly probable that a significant reversal will not occur when the uncertainty is subsequently resolved. In a small number of charters, the Group may earn profit share consideration, which occurs when actual spot tanker rates earned by the vessel exceed certain thresholds for a period of time.

For pool arrangements, the Group has two types of such arrangements: 1) pool arrangements that are controlled and managed by the Group namely, IVS Handysize Pool and IVS Supramax Pool; and 2) Pool arrangements operated by third parties in which the Group’s owned vessels are placed. An assessment is performed to determine who is the principal and agent in such arrangements. Indicators that the Group as the pool manager is a principal in a pool arrangement are:

•	The contract with the end charterer specifically names the pool, rather than the shipowner;
•	The pool manager is responsible for managing issues that may arise during the end charterer’s use of the vessel;
•	The pool manager has the power to decide which vessel in the pool it will use to fulfill the contract with the end charterer; and
•	The pool manager sets the prices that the end charterer will pay to use the vessel.

The Group has evaluated that it has the exclusive rights as the pool manager and hence it is a principal in the IVS Handysize and IVS Supramax Pool arrangements. In such arrangements, the Group recognizes total amount of the gross revenue earned by the pools as the revenue which it expects to be entitled for the satisfaction of the performance obligation and correspondingly, it also recognizes the share of third party vessel owners’ net earnings of the pool in the voyage expenses in the period incurred. The Group has identified that the contracts between the pools and vessels owners to contain a lease in accordance with IFRS 16. Refer to Note 2.14 Leases for further discussion.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

2	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

On the other hand, for third party pool arrangements that the Group’s vessels participate in, the Group recognizes revenue from these pool arrangements based on its portion of the net distributions reported by the relevant pool, which represents the net voyage revenue of the pool after voyage expenses and pool manager fees. The net distribution is computed based on pool index and the participation days of the Group’s vessels in these third party pool arrangements. The pool index is variable and dependent on the participating vessels within the pool.

Freight revenue – The Group recognises freight revenue for each specific voyage which is usually priced on a current or "spot" market rate and then adjusted for predetermined criteria. The performance obligations for freight revenue commence from the time the ship is ready at the load port until the cargo has been delivered at the discharge port. The revenue will be recognised over the duration of the voyage between the two points, as measured using the time that has elapsed from commencement of performance at the load port. Management assesses the stage of completion as determined by the proportion of the total time expected for the voyage that has elapsed at the end of the reporting period as an appropriate measure of progress towards complete satisfaction of these performance obligations and the revenue is recognised in accordance with the calculated stage of completion. The duration of a single voyage will typically be less than three months. Demurrage and despatch are considered at contract inception and estimates are updated throughout the contract period. The consideration for demurrage and despatch will be recognised in the period within which such consideration was incurred. A contract asset is recognised over the period in which the freight services are performed representing the entity’s right to consideration for the services performed as at the end of the reporting period.

Sale of ships, bunkers and other consumables

The Group generates revenue from the sale of ships, bunkers and other consumables. Revenue is recognised when control of the ships, bunkers and other consumables have been delivered to the buyer. The Group only has the right to the consideration at the point of transfer of the asset.

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

Voyage expenses

Voyage expenses that relate directly to a contract include charter hire expenses, fuel expenses and port expenses. Contract costs are deferred and amortised over the course of the voyage on a percentage completion basis that is consistent with the revenue recognition. This percentage of completion is derived from time elapsed between the tender of readiness to load a cargo or delivery of a vessel to a charterer, and the completion of discharging a cargo or redelivery of a vessel from a charterer. Contract costs are recognised as an asset if they represent incremental costs of obtaining a contract or fulfilment costs that (i) relate directly a contract or to an anticipated contract, (ii) generate or enhance resources to be used in meeting obligations under the contract and (iii) are expected to be recovered.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

2	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

2.18	Borrowing Costs

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

All other borrowing costs are recognised in profit or loss in the period in which they are incurred.

2.19	Share-Based Payments

Equity-settled share options – Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date. The fair value excludes the effect of non-market-based vesting conditions. Details regarding the determination of the fair value of equity-settled share-based transactions are set out in Note 29.

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

2.20	Retirement Benefit Costs

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

Remeasurement, comprising actuarial gains and losses, the effect of the changes to the asset ceiling (if applicable) and the return on plan assets (excluding interest), is reflected immediately in the statement of financial position with a charge or credit recognised in OCI in the period in which they occur. Remeasurement recognised in OCI is reflected immediately in retained earnings and will not be reclassified to profit or loss. Past service cost is recognised in profit or loss in the period of a plan amendment. Net interest is calculated by applying the discount rate at the beginning of the period to the net defined benefit liability or asset.

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

2.21	Employee Leave Entitlement

Employee entitlements to annual leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the end of the reporting period.

2.22	Provisions

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

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

2	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

2.23	Income Tax

Income tax expense or income in profit or loss represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in statement of profit or loss and OCI because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are not taxable or tax deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted in countries where the company and subsidiaries operate by the end of the reporting period.

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

Current and deferred tax are recognised as an expense or income in profit or loss, except when they relate to items credited or debited outside profit or loss (either in OCI or directly in equity), in which case the tax is also recognised outside profit or loss (either in OCI or directly in equity, respectively), or where they arise from the initial accounting for a business combination. In the case of a business combination, the tax effect is taken into account in calculating goodwill or determining the excess of the acquirer’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities over cost.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

2	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

2.24	Foreign Currency Transactions and Translation

The individual financial statements of each Group entity are measured and presented in the currency of the primary economic environment in which the entity operates (its functional currency which is either United States dollars or South African Rands). The consolidated and combined financial statements of the Group are presented in United States Dollars and are rounded to the nearest thousands.

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

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

2.25	Cash and Cash Equivalents in the Statement of Cash Flows

Cash and cash equivalents in the statement of cash flows comprise cash on hand and demand deposits that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value.

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

Classification of certain investments as a joint venture

Note 17 describes that Tri-view Shipping Pte Ltd, Island Bulk Carriers Pte. Ltd. and IVS Bulk Pte. Ltd. as joint ventures of the Group even though the Group has 51%, 65% and 33.5% of ownership interest and voting rights in these entities respectively. Management has assessed that the interests in these entities would be considered as joint ventures given that the contractual agreement between the parties in undertaking the economic activities of these entities would be subject to joint control.  Joint control is the contractually agreed sharing of control over an economic activity, and exists only when the strategic financial and operating decisions relating to the activity require the unanimous consent of all the parties sharing control.

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

Calculation of loss allowance on trade and other receivables, contract assets and amount due from joint ventures and loans to joint ventures

When measuring expected credit loss in relation to the trade and other receivables, contract assets and amount due from joint ventures and loans to joint ventures, the Group uses reasonable and supportable forward-looking information, which is based on assumptions for the future movement of different economic drivers and how these drivers will affect each other. Loss given default is an estimate of the loss arising on default. It is based on the difference between the contractual cash flows due and those that the lender would expect to receive, taking into account cash flows from collateral and integral credit enhancements. Probability of default constitutes a key input in measuring the expected credit loss. Probability of default is an estimate of the likelihood of default over a given time horizon, the calculation of which includes historical data, assumptions and expectations of future conditions. Details of the loss allowance on trade receivables and amount due from joint ventures and loans to joint ventures are provided in Notes 7, 8, 9, 10 and 11.

Impairment of interest in joint ventures

The recoverable amount of the investments has been determined based on the estimated net asset value of the joint ventures which approximates their fair value less cost to sell.

The carrying amounts of interest in joint ventures are disclosed in Note 17.

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

Management also reviews the ships (owned and right-of-use) for impairment whenever there is an indication that the carrying amount of the ships may not be recoverable. Management measures the recoverability of an asset by comparing its carrying amount against its recoverable amount. Recoverable amount is the higher of the fair value less cost to sell and value in use. If the ship is considered to be impaired, an impairment loss is recognised to an amount to the excess of the carrying value of the asset over its recoverable amount.

Value in use is the future cash flows that the ships are expected to generate from charter hire of the ships and the expected running costs thereof over their remaining useful lives, with a cash inflow in the final year equal to the residual value of the ships. Management determined the value-in-use based on past performance of the ships and their expectations of the market development. The future cash flows are determined based on the combination of the following assumptions:

1)	Forecast earnings are based on internal estimates having considered: fixed future earnings from existing contracts of affreightment and charter contracts, allowing for dry dock and commercial off hire days, internal forecasts, as well as third party information and historical earnings averages.

2)	Pre-tax discount rate of 7.61% (2018: 8.33%) rate is used to discount future cash flows from deployment of the ships to their net present values.

3)	Vessel operating expenses and drydock costs are based on management’s best estimates.

Accordingly, based on the carrying amounts of the owned ships and right-of-use ships as at end of each reporting periods, the Group has recognised an impairment loss of approximately $19,245,000 for the year ended 31 December 2019 (2018: $Nil and 2017: $16,503,000) recorded in profit or loss in the line item ‘Other operating (expense) income’.

As at 31 December 2019 and 2018, a possible change to the following estimate used in management’s assessment will result in the recoverable amount to be below the total carrying amount of the owned and right-of-use ships (on the basis that each of the other key assumptions remain unchanged):

Drybulk Carriers

•	0.0% to 19.63% decrease to the charter rate (2018: 13.3% to 37.8% decrease to the charter rate); or
•	0.0% to 56.6% increase to the discount rate (2018: 12.3% to 81.8% increase to the discount rate).

Tankers

•	13.9% to 34.2% decrease to the charter rate (2018: 0.6% to 33.9% decrease to the charter rate); or
•	14.3% to 45.2% increase to the discount rate (2018: 0.8% to 22.4%increase to the discount rate).

Based on the key assumptions and taking into account the sensitivity analysis above, management has determined that the estimated recoverable amount of the ships are appropriate.

The recoverable amounts of ships classified as inventories were determined based on fair value less cost of disposal, which were determined based on the market comparable approach that reflects recent transaction prices for similar ships, with similar age and specifications. In valuing the ships, the appraisers have taken into consideration the prevailing market conditions and have made adjustments for differences where necessary before arriving at the most appropriate value for the ships. The carrying amounts of the ships are disclosed in Notes 14 and 15.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

3	CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY (cont’d)

Estimation of lease term of charters with extension options

When estimating the lease term of the respective lease arrangement, management considers all facts and circumstances that create an economic incentive to exercise an extension option, including any expected changes in facts and circumstances from the commencement date until the exercise date of the option. This is assessed on an ongoing basis and the extension options are only included in the lease term if the lease is reasonably certain to be exercised.

$53,954,000 have not been included in the lease liability because it is not reasonably certain that the leases will be extended.

If a significant event or a significant change in circumstances occurs which affects this assessment and that is within the control of the lessee, the above assessment will be reviewed further. During the financial year ended December 31, 2019, the Group did not exercise any extension and termination options.

Estimation uncertainty arising from variable lease payments

One of the charter contracts requiring the recognition of a right-of-use assets and a lease liability contains variable payment terms that is linked to an index and such variable lease payments are recognised in charter hire cost in the profit or loss in the period in which the condition that triggers those payments occurs. A 5% increase in the index will result in such variable lease contracts to increase its total lease payments by approximately $185,000.

Tax liabilities

The Group acquired a wholly-owned subsidiary, Unicorn Tankers International Ltd (“UTI”), in 2013. UTI and its subsidiary are tax residents in United Kingdom (“UK”). In recent years, the UK tax authorities have revised their interpretations of certain areas of tonnage tax legislation. If certain legislation is interpreted in an alternative manner, additional taxation of up to $5,657,000 (2018: $5,657,000) could arise. A tax provision of $2,400,000 (2018: $2,400,000) has been provided.

In 2013, there were queries raised by the UK tax authorities on a subsidiary of UTI. The case went to a Tribunal in July 2019 and on 13 November 2019 the Tribunal ruled in favour of the Group. Subsequent to year end, Her-Majesty’s Revenue & Customs, UK Government Tax Department have appealed the judgement and the outcome is still pending. At the date of authorisation of these financial statements, in view of the uncertainty of whether the judgement would be overruled, the provision has been retained.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

4	FINANCIAL INSTRUMENTS, FINANCIAL RISKS AND CAPITAL MANAGEMENT

(i)	Categories of financial instruments

	2019	2018
	US$’000	US$’000
Financial assets
Derivative instruments designated in hedge accounting relationships	173	-

Financial assets at amortised cost	81,021	112,855
Less: Transferred to asset of disposal group classified as held for sale (Note 40)	(937)	-
	80,084	112,855

	80,257	112,855

Financial liabilities
Derivative instruments designated in hedge accounting relationships	-	867

Financial liabilities at amortised cost	256,140	143,339
Less: Transferred to asset of disposal group classified as held for sale (Note 40)	(538)	-
	255,602	143,339

	255,602	144,206

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

Other than liquidity risk there has been no change to the Group’s exposure to these financial risks. There have been no significant changes to the manner in which it manages and measures the risk. Market risk exposures are measured using sensitivity analysis indicated below.

(a)	Credit risk management

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Group. As at 31 December 2019, the Group’s maximum exposure to credit risk without taking into account any collateral held or other credit enhancements, which will cause a financial loss to the Group due to failure to discharge an obligation by the counterparties and financial guarantees provided by the Group arises from:

•	the carrying amount of the respective recognised financial assets as stated in the consolidated statement of financial position; and
•	the maximum amount the Group would have to pay if the financial guarantee is called upon, irrespective of the likelihood of the guarantee being exercised as disclosed in Note 38.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

4	FINANCIAL INSTRUMENTS, FINANCIAL RISKS AND CAPITAL MANAGEMENT (cont’d)

In order to minimise credit risk, the Group has categorised exposures according to their degree of risk of default. The Group uses its own trading records to rate its major customers and other debtors. The Group’s exposure and the credit ratings of its counterparties are continuously monitored and the aggregate value of transactions concluded is spread amongst approved counterparties.

The Group’s current credit risk grading framework comprises the following categories:

Category	Description	Basis for recognising ECL
Performing	The counterparty has a low risk of default and does not have any past-due amounts.	12-month ECL
Doubtful	Amount is >90 days past due or there has been a significant increase in credit risk since initial recognition.	Lifetime ECL – not credit-impaired
In default	Amount is >120 days past due or there is evidence indicating the asset is credit-impaired.	Lifetime ECL – credit-impaired
Write-off	There is evidence indicating that the debtor is in severe financial difficulty and the Group has no realistic prospect of recovery.	Amount is written off

The tables below detail the credit quality of the Group’s financial assets and other items, as well as maximum exposure to credit risk by credit risk rating grades:

	Note	Internal credit rating	12-month or lifetime ECL	Gross carrying amount	Loss allowance	Net carrying amount
				US$’000	US$’000	US$’000
31 December 2019

Trade receivables	7	(i)	Lifetime ECL (Simplified approach)	13,173	-	13,173
Contract assets	8	(i)	Lifetime ECL (Simplified approach)	3,844	-	3,844
Other receivables	9	Performing	12-month ECL	14,258	-	14,258
Due from joint ventures	10	Performing	12-month ECL	3,855	-	3,855
Loans to joint ventures	11	Doubtful	Lifetime ECL	5,216	(1,552)	3,664
				40,346	(1,552)	38,794

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

4	FINANCIAL INSTRUMENTS, FINANCIAL RISKS AND CAPITAL MANAGEMENT (cont’d)

	Note	Internal credit rating	12-month or lifetime ECL	Gross carrying amount	Loss allowance	Net carrying amount
				US$’000	US$’000	US$’000
31 December 2018

Trade receivables	7	(i)	Lifetime ECL (Simplified approach)	12,034	-	12,034
Contract assets	8	(i)	Lifetime ECL (Simplified approach)	1,959	-	1,959
Other receivables	9	Performing	12-month ECL	16,239	-	16,239
Due from joint ventures	10	Performing	12-month ECL	13,516	-	13,516
Loans to joint ventures	11	Doubtful	Lifetime ECL	25,483	1,680	23,803
				69,231	1,680	67,551

(i) For trade receivables and contract assets, the Group has applied the simplified approach in IFRS 9 to measure the loss allowance at lifetime ECL. The Group determines the ECL on these items by using a provision matrix, estimated based on historical credit loss experience based on the past due status of the debtors, adjusted as appropriate to reflect current conditions and estimates of future economic conditions. Accordingly, the credit risk profile of these assets is presented based on their past due status in terms of the provision matrix.

Further details on the loss allowance are disclosed in the respective notes.

In order to minimise credit risk, the Group has adopted a policy of only dealing with creditworthy counterparties and obtaining sufficient collateral, where appropriate, as a means of mitigating the risk of financial loss from defaults. The Group uses its own trading records to rate its major customers. The Group's exposure and the credit ratings of its counterparties are continuously monitored and the aggregate value of transactions concluded is spread amongst approved counterparties.

Before accepting any new customer, the Group assesses the potential customer's credit quality and defines credit limits by customer. There are ongoing reviews on the limits attributed to customers.

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

At the end of the reporting period, other than amounts due from joint ventures, the Group does not have significant credit risk exposure to any single counterparty or any Group of counterparties having similar characteristics. The Group defines counterparties as having similar characteristics if they are related entities. The concentration of credit risk is limited due to the fact that the customer base is large and unrelated.

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are third parties and banks with high internal and external credit ratings. In addition, the Group is exposed to credit risk in relation to financial guarantees given to banks. The Group's maximum exposure in this respect is the maximum amount the Group could have to pay if the guarantee is called on.

(b)	Interest rate risk management

The Group is exposed to interest rate risk through the impact of bank loans and loans granted from/to joint ventures at variable interest rates. The Group monitors its exposure to fluctuating interest rates and generally enters into contracts that are linked to market rates relative to the currency of the asset or liability.

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

If interest rates had been 50 basis points higher or lower and all other variables were held constant, the Group’s loss for the year ended 31 December 2019 would increase/decrease by $691,000 (2018: increase/decrease by $603,000 and 2017: increase/decrease by $470,000).  This is mainly attributable to the Group’s exposure to interest rates on its variable rate bank loans and loans from/to joint ventures.

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

At the end of the reporting period, the significant carrying amounts of monetary liabilities and monetary assets denominated in currencies other than the respective Group entities’ functional currencies are as follows:

	Liabilities		Assets
	2019	2018	2019	2018
	US$’000	US$’000	US$’000	US$’000

United States dollars	(657)	(1,660)	1,893	4,941
South African rands	(26,880)	(22,909)	6,903	7,894
Japanese yen	-	(6,976)	6	765

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

If the relevant foreign currency strengthens by 10% against the functional currency of the entity, profit or loss will increase/(decrease) by:

	Impact on profit or loss
	2019	2018
	US$’000	US$’000

United States dollars	124	328
South African rands	(1,998)	(1,502)
Japanese yen	1	(621)

If the relevant foreign currency weakens by 10% against the functional currency of the entity, profit or loss will increase/(decrease) by:

	Impact on profit or loss
	2019	2018
	US$’000	US$’000

United States dollars	(124)	(328)
South African rands	1,998	1,502
Japanese yen	(1)	621

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

4	FINANCIAL INSTRUMENTS, FINANCIAL RISKS AND CAPITAL MANAGEMENT (cont’d)

(d)	Liquidity risk management

Liquidity risk refers to the risk that the Group is unable to pay its creditors due to insufficient funds.  The Group maintains and monitors a level of cash deemed adequate by management at all times to finance its obligations as and when they fall due.

The shipping environment has been challenging and volatile over the last several years due to an oversupply of vessels allied to a lower growth rate of the world economy. As a result, the Group has reported losses and negative cash flow for the last three consecutive years.  The outbreak of COVID-19 subsequent to the end of the reporting period has resulted in governments of many countries implementing measures to mitigate the spread of the virus. These measures have resulted in a significant reduction in global economic activity and extreme volatility in the freight rates for drybulk vessels which has a significant impact on the Group's operations and cash flows.

The Group manages liquidity risk by monitoring forecast and actual cash flows and ensuring that adequate borrowing facilities are maintained. The management may, from time to time, at their discretion raise or borrow monies for the purposes of the Group as they deem fit. There are measures in place to preserve cash, maintain adequate financing to meet Group’s obligations and protect existing loan covenants imposed by the banks. The covenant levels are monitored continuously to identify any potential covenant issues so that solutions such as waivers or modifications to the loan covenants to obtain more favourable terms can be implemented in advance. The Group may seek to accomplish any of these independently or in conjunction with one or more of these actions. If the unfavourable market conditions persist, the Group may be unable to accomplish any of the foregoing on acceptable terms or at all.

Based on the 12 months cash flow forecast prepared by management from the date of the authorization of financial statements, the Board of Directors has no reason to believe that the Group will not continue as a going concern and has assessed that there is no material uncertainty related to these conditions and there is no substantial doubt about the Group’s ability to continue as a going concern. Management has plans to sell certain vessels, repay certain loans, protect existing covenants on term loans and maintain adequate liquidity. Subsequent to the end of the financial reporting period, management obtained an amendment to the definition of current assets and current liabilities to exclude the adjustments made on the implementation of IFRS 16 for purpose of working capital covenant compliance. In addition management obtained a temporary reduction in the minimum cash requirement from $30 million to $20 million for purpose of compliance with the loan covenant on 30 June 2020 and 30 September 2020, and an amendment to exclude the Sankaty facility from the current liabilities definition on 30 June 2020 and 30 September 2020 for purpose of working capital covenant compliance.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

4	FINANCIAL INSTRUMENTS, FINANCIAL RISKS AND CAPITAL MANAGEMENT (cont’d)

Non-derivative financial liabilities

The following tables detail the remaining contractual maturity for non-derivative financial liabilities.  The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay. The table includes both interest and principal cash flows. The adjustment column represents the possible future cash flows attributable to the instrument included in the maturity analysis which is not included in the carrying amount of the financial liability on the consolidated statements of financial position.

	Weighted average effective interest rate	On demand or within 1 year	Within 2 to 5 years	After 5 years	Adjustment	Total
	% p.a.	US$’000	US$’000	US$’000	US$’000	US$’000
Group

2019
Non-interest bearing	-	32,691	221	-	-	32,912
Lease liabilities	5.41	26,728	35,637	-	(4,381)	57,984
Variable interest rate instruments	5.09	27,747	123,030	44,423	(29,956)	165,244
		87,166	158,888	44,423	(34,337)	256,140
Included in assets of a disposal group held for sale (Note 40)		(539)	-	-	1	(538)
		86,627	158,888	44,423	(34,336)	255,602

2018
Non-interest bearing	-	28,480	403	-	-	28,883
Variable interest rate instruments	5.30	23,295	108,057	-	(16,896)	114,456
		51,775	108,460	-	(16,896)	143,339

The maximum amount that the Group could be forced to settle under the financial guarantee if the full guaranteed amount is claimed by the counterparty to the guarantee is disclosed in Note 38. The Group considers that it is more than likely that no amount will be payable under the arrangement.

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

	On demand or within 1 year	Within 2 to 5 years	Adjustment	Total
	US$’000	US$’000	US$’000	US$’000
Group

2019
Gross settled:
Bunker swaps Gross inflow	173	-	-	173

2018
Gross settled:
Bunker swaps Gross outflow	(867)	-	-	(867)

(e)	Shipping market price risk management

The Group is exposed to the fluctuations in market conditions in the shipping industry which in turn affects the Group’s profitability. Management continually assess shipping markets using their experience and detailed research. Risks are managed by fixing tonnage on longer term time charters, contracts of affreightment and entering into forward freight agreements. There are no outstanding contracts at 31 December 2019. Accordingly, no sensitivity analysis is prepared.

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

Commodity price sensitivity

The sensitivity analyses below have been determined based on the exposure to commodity price risk at the end of the reporting period.

In respect of derivative financial instruments, if the commodity prices had been 10% higher/lower while other variables were held constant:

•	loss for the year ended 31 December 2019 would decrease/increase by $Nil (2018: decrease/increase by $Nil and 2017: decrease/increase by $Nil).

•	hedging reserve for the year ended 31 December 2019 would decrease/increase by $209,000 (2018: decrease/increase by $355,000 and 2017: decrease/increase by $128,000).

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

4	FINANCIAL INSTRUMENTS, FINANCIAL RISKS AND CAPITAL MANAGEMENT (cont’d)

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

Financial instruments measured at fair value on a recurring basis

	2019	2018
	US$’000	US$’000
Financial Assets
Bunker swaps	173	-

Financial Liabilities
Bunker swaps	-	867

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

	Level 1	Level 2	Level 3	Total
	US$’000	US$’000	US$’000	US$’000
2019
Financial Assets
Derivative financial instruments	-	173	-	173

2018
Financial liabilities
Derivative financial instruments	-	867	-	867

(iii)	Capital management policies and objectives

The Group manages its capital to ensure that the Group will be able to continue as a going concern while maximising the return to stakeholders through the optimisation of the debt to equity balance.  The capital structure of the Group consists of debt and equity, which comprises of share capital and reserves.

The Group also reviews the capital structure on a semi-annual basis. As a part of this review, the management considers the cost of capital and the risks associated with each class of capital. The management also ensures that the Group maintains gearing ratios within a set range to comply with the loan covenant imposed by a bank.

The Group’s overall strategy remains unchanged from prior year.

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

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

5	RELATED PARTIES TRANSACTIONS

During the year, Group entities entered into the following transactions with related parties:

(i)	Group companies

	2019	2018	2017
	US$’000	US$’000	US$’000

Freight revenue from related parties	-	-	939
Fuel and port expenses to related parties	-	(18,910)	(55,895)
Bunker swaps from related companies	-	111	182
Guarantee fees from related parties	-	-	325
Guarantee fees to related parties	-	(54)	(451)
Interest expense on loans from related parties	-	-	(629)
Interest income on amounts due from related parties	-	-	1,199
Management fees to related parties	-	(1,135)	(3,495)
Net gain on disposal of businesses	-	3,255	-
Overhead recovery from (to) related party (included in administrative expenses)	-	134	(202)
Dividend paid to related party	-	-	(1,674)
Other expenses to related parties	-	(187)	(1,268)

(ii)	Joint ventures

	2019	2018	2017
	US$’000	US$’000	US$’000

Interest income	983	2,573	4,346
Technical management fee income	1,625	1,625	1,625
Agency Fees from joint ventures	573	574	618
Charter hire and other related revenue	5,345	13,445	4,376
Charter hire and other related expenses	(44,206)	(52,050)	(50,741)
Payments on behalf of a joint venture	(2,199)	(1,217)	(585)
Purchase of ships from a joint venture	54,000	10,250	-
Dividend income	5,000	-	-
Management fee income	86	217	350

Refer to Note 38 for information on the guarantees provided by the Group for loans within joint venture structures.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

5	HOLDING COMPANY AND RELATED PARTIES TRANSACTIONS (cont’d)

(iii)	Compensation of directors and key management personnel

The remuneration of the directors and other members of key management is set out below in aggregate for each of the categories specified in IAS 24 Related Party Disclosures.

	2019	2018	2017
	US$’000	US$’000	US$’000

Short-term benefits	4,166	4,839	6,026
Share-based payments (1)	-	84	459
	4,166	4,923	6,485

(1) Represents share-based payments on FSP vested during the financial year.

The remuneration of directors and key management is determined by the remuneration committee of Grindrod Shipping Holdings Limited (prior to 18 June 2018 by the remuneration committee of Grindrod Limited) having regard to the performance of individuals and market trends.

6	CASH AND BANK BALANCES INCLUDING RESTRICTED CASH

	2019	2018
	US$’000	US$’000

Restricted cash, current portion	3,167	2,138
Cash on hand	357	438
Cash at bank	32,029	33,060
Cash and bank balances	35,553	35,636

Less: Restricted cash, current portion	(3,167)	(2,138)
	32,386	33,498
Add: Cash and cash equivalents included in the disposal group held for sale (Note 40)	141	-
Cash and cash equivalents in the statements of cash flows	32,527	33,498

Restricted cash
Classified as:
Current	3,167	2,138
Non-current	9,611	11,627
	12,778	13,765

The current portion of the restricted cash represents amounts placed in retention accounts can only be used to fund loan repayments or interest payments. The non-current portion of restricted cash represents debt reserves security deposit required due to the conditions of certain banking facilities and these deposits are not available to finance the Group’s day to day operations.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

7	TRADE RECEIVABLES

	2019	2018
	US$’000	US$’000

Trade receivables	10,171	8,936
Trade receivables due from the pools	3,706	3,098
	13,877	12,034
Included in assets of a disposal group held for sale (Note 40)	(704)	-
	13,173	12,034

The credit period is 1 to 30 days (2018: 1 to 30 days).  No interest is charged on the outstanding invoice.

Loss allowance for trade receivables has been measured at an amount equal to lifetime ECL. The ECL on trade receivables are estimated using a provision matrix by reference to past default experience of the debtor and an analysis of the debtor’s current financial position, adjusted for factors that are specific to the debtors, general economic conditions of the industry in which the debtors operate and an assessment of both the current as well as the forecast direction of conditions at the reporting date.

There has been no significant change in the estimation techniques or significant assumptions made during the current reporting period in assessing the allowance for the amounts due from customers.

A trade receivable is written off when there is information indicating that the debtor is in severe financial difficulty and there is no realistic prospect of recovery.

The following table details the risk profile of trade receivables based on the Group’s provision matrix. The expected credit loss rate is considered immaterial for trade receivables outstanding for less than 120 days. For trade receivables past due for more than 120 days, the Group would recognise a loss allowance of 100% except for the adjustment to factors that are specific to the debtors, because historical experience has indicated that these receivables are generally not recoverable. As the Group’s historical credit loss experience does not show significantly different loss patterns for different customer segments, the provision for loss allowance based on past due status is not further distinguished between the Group’s different customer base.

	Trade receivables past due
	Not past due	< 30	31-60	61-90	91-120	>120	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
2019
Estimated total gross carrying amount at default, representing net carrying amount of default	9,955	1,233	1,244	280	1,165	-	13,877
Less: assets of a disposal group held for sale	(699)	(1)	(4)	-	-	-	(704)
	9,256	1,232	1,240	280	1,165	-	13,173

2018
Estimated total gross carrying amount at default, representing net carrying amount of default	6,585	2,647	1,185	139	1,478	-	12,034

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

8	CONTRACT ASSETS

This relates to unbilled revenue, recognised over the period in which the freight services are performed representing the entity’s right to consideration for the services performed as at the end of the reporting period which shall be recognised as revenue in the subsequent year.

Management estimates the loss allowance on amounts due from customers at an amount equal to lifetime ECL, taking into account the historical default experience and the future prospects of the industry.

9	OTHER RECEIVABLES AND PREPAYMENTS

	2019	2018
	US$’000	US$’000
Deposits	346	337
Prepayments	2,693	1,663
Voyages in progress	10,377	12,156
Other receivables	3,627	3,746
	17,043	17,902
Included in assets of a disposal group held for sale (Note 40)	(92)	-
	16,951	17,902

For purpose of impairment assessment, other receivables are considered to have low credit risk as they are not due for payment at the end of the reporting period and there has been no significant increase in the risk of default on the receivables since initial recognition. Accordingly, for the purpose of impairment assessment for these receivables, the loss allowance is measured at an amount equal to 12-month ECL.

In determining the ECL, management has taken into account the historical default experience and the financial position of the counterparties, adjusted for factors that are specific to the debtors and general economic conditions of the industry in which the debtors operate. No provision for loss allowance was made during 2019 and 2018.

The following table shows the movement in lifetime ECL – credit impaired lifetime ECL that has been recognised for other receivables in accordance with IFRS 9:

	2019	2018
	US$’000	US$’000
Balance as at 1 January	-	-
Adjustment upon application of IFRS 9	-	70
Amount written off	-	(70)
Balance as at 31 December	-	-

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

10	DUE FROM JOINT VENTURES

	2019	2018
	US$’000	US$’000
Due from joint ventures (Note 5)
- non-interest bearing - trade	815	-
- non interest bearing - non-trade	345	4,300
- interest bearing - non-trade	2,695	9,216
	3,855	13,516

Amounts due from joint ventures are unsecured and repayable on demand and their carrying value approximate fair value.

In 2019, interest was charged on the amounts due from joint ventures of US$2,695,000 (2018: $9,217,000) at 15.0% per annum (2018: 15.0% per annum).

For purpose of impairment assessment, amounts due from joint ventures are considered to have low credit risk as they are not due for payment at the end of the reporting period and there has been no significant increase in the risk of default on the receivables since initial recognition. Accordingly, for the purpose of impairment assessment for these receivables, the loss allowance is measured at an amount equal to 12-month ECL.

In determining the ECL, management has taken into account the historical default experience and the financial position of the counterparties, adjusted for factors that are specific to the related parties.

	2019	2018
	US$’000	US$’000
Loans to joint ventures analysed between:

Assets
Current assets	2,589	25,483
Provision for losses on joint ventures	(1,552)	(1,680)
	1,037	23,803

Non-current assets	2,627	-

Total	3,664	23,803

(1)	$2,637,000 (2018: $2,640,000) of the loans is to a joint venture which relates to payments made for instalments due for a ship under construction in accordance with the terms of ship building contract. The loan is repayable at the end of 3 years from date of the loan extension in 2019. The loan is unsecured and bear interest at rates ranging from 3.60% to 4.34% (2018: 3.14% to 4.34%) per annum during the year. The loan approximates the fair value as the loan is arranged at floating rates.

(2)	$2,579,000 (2018: $22,843,000) of loans to a joint venture is unsecured and did not bear interest during the current year (2018: 2% per annum). The loan is expected to be repaid within 12 months from the end of the reporting period. The carrying value of the loans at year end approximates the fair value.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

11	LOANS TO JOINT VENTURES

For purpose of impairment assessment, loans to joint ventures have been considered to have a significant increase in the risk of default on the loans since initial recognition because of the volatile economic environment the joint ventures operate in. Accordingly, for the purpose of impairment assessment for these receivables, the loss allowance is measured at lifetime ECL. In determining the ECL, management has taken into account the provision of losses that arose from the Group’s share of losses in joint venture that were in excess of the Group’s cost of investment in joint ventures (Note 17) and any additional loss allowance required based on the expected recovery from the loan.

The following table shows the movement in lifetime ECL – credit impaired lifetime ECL that has been recognised for loans to joint venture:

	2019	2018
	US$’000	US$’000
Balance as at 1 January 2019	1,680	10,667
Loss allowance reversed in profit or loss during the year on changes in credit risk	(128)	(2,540)
Amount written off	-	(6,447)
Balance as at 31 December 2019	1,552	1,680

12	DERIVATIVE FINANCIAL INSTRUMENTS

Bunker swaps - analysed between:
	2019	2018
	US$’000	US$’000
Assets
Current assets	173	-

Liabilities
Current liabilities	-	(867)

The Group has entered into a number of bunker swaps, as follows:

2019

Current assets

Derivative instruments in designated hedge accounting relationships:

Settlement periods		Strike price	Quantity	Notional value	Fair value gain
		US$	MT	US$’000	US$’000

March 2020	Rott 0.5% Brg	471.3	600	283	40
January 2020 to February 2020	GO 10ppm	75.7	505	38	22
January 2020 to June 2020	ICE LS GasOil	566.5	2,400	1,360	111
				1,681	173

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

12	DERIVATIVE FINANCIAL INSTRUMENTS (cont’d)

2018

Current liabilities

Derivative instruments in designated hedge accounting relationships:

Settlement periods		Strike price	Quantity	Notional value	Fair value gain
		US$	MT	US$’000	US$’000

January 2019 to February 2019	MOPS380	457.75	1000	458	(135)
January 2019	MOPS380	419.00	350	147	(33)
January 2019	MOPS180	425.25	350	149	(34)
May 2019	MOPS180	403.50	350	141	(31)
September 2019	MOPS180	377.50	350	132	(26)
January 2019 to September 2019	Rott 3.5% Brg	338.50	1,800	609	(101)
January 2019 to September 2019	MOPS180	368.50	3,060	1,128	(164)
January 2019 to September 2019	Rott 3.5% Brg	369.75	1,350	499	(118)
January 2019 to September 2019	MOPS180	403.00	1,350	544	(119)
January 2019 to March 2019	MOPS380	406.00	1,500	609	(106)
				4,416	(867)

13	INVENTORIES

	2019	2018
	US$’000	US$’000

Bunkers and other consumables at cost	12,491	10,841
	-	-
Ships reclassified from ships, property, plant and equipment as inventories (Note 14) (a)	15,932	7,321
Sale of ships recognised as inventories (a)	(15,932)	(7,321)

Included in assets of a disposal group held for sale (Note 40)	(255)	-
	12,236	10,841

(a) Ships reclassified from Ships, property, plant and equipment as inventories is reconciled as follows:

	2019	2018
	US$’000	US$’000

Cost	40,871	15,203
Accumulated depreciation	(11,659)	(3,443)
Impairment	(13,280)	(4,439)
Carrying amount	15,932	7,321

On 2 April 2019 and 23 April 2019, the Group entered into memoranda of agreement with third parties for the sale of a ship at purchase consideration of $7,800,000 and $8,875,000 (net consideration of $7,378,000 and $8,257,000), respectively. The ships were delivered to third parties on 30 April 2019 and the 28 June 2019.

On 10 October 2018, the Group entered into a memorandum of agreement with third party for the sale of a ship at purchase consideration of $8,650,000 (net consideration of $8,313,000). The ship was delivered to third parties on 26 October 2018.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

14	SHIPS, PROPERTY, PLANT AND EQUIPMENT

	Office equipment, furniture and fittings and motor vehicles	Plant and equipment	Ships	Drydocking	Construction in progress	Freehold land and buildings	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Cost:
Balance at 1 January 2018	5,894	6,205	421,434	13,077	773	307	447,690
Additions	88	280	9,980	5,760	5,611	-	21,719
Disposals	(296)	(1,057)	-	(5,353)	-	-	(6,706)
Acquired on acquisition of subsidiary (Note 41.2)	-	-	10,584	416	-	-	11,000
Reclassification to inventories (Note 13)	-	(57)	(14,160)	(986)	-	-	(15,203)
Effect of foreign currency exchange differences	(666)	-	-	-	-	(44)	(710)
Balance at 31 December 2018	5,020	5,371	427,838	12,914	6,384	263	457,790
Additions	70	24	54,000	2,517	49,590	-	106,201
Disposals	(26)	(593)	(70)	(2,527)	-	-	(3,216)
Reclassification from construction in progress			54,648	552	(55,200)	-	-
Reclassification to inventories (Note 13)	-	-	(38,847)	(2,024)	-	-	(40,871)
Reclassification to disposal group held for sale (Note 40)	(144)	-	-	-	-	-	(144)
Effect of foreign currency exchange differences	74	-	-	-	-	5	79
Balance at 31 December 2019	4,994	4,802	497,569	11,432	774	268	519,839

Accumulated depreciation:
Balance at 1 January 2018	5,263	4,448	103,994	6,525	-	-	120,230
Depreciation	179	768	10,520	2,807	-	-	14,274
Disposals	(296)	(1,057)	-	(4,829)	-	-	(6,182)
Reclassification to inventories (Note 13)	-	(57)	(3,203)	(183)	-	-	(3,443)
Effect of foreign currency exchange differences	(598)	-	-	-	-	-	(598)
Balance at 31 December 2018	4,548	4,102	111,311	4,320	-	-	124,281
Depreciation	155	798	13,562	3,169	-	-	17,684
Disposals	(25)	(593)	(70)	(2,008)	-	-	(2,696)
Reclassification to disposal group held for sale (Note 40)	(142)	-	-	-	-	-	(142)
Reclassification to inventories (Note 13)	-	-	(10,785)	(874)	-	-	(11,659)
Effect of foreign currency exchange differences	71	-	-	-	-	-	71
Balance at 31 December 2019	4,607	4,307	114,018	4,607	-	-	127,539

Impairment:
Balance at 1 January 2018	-	-	85,171	3,387	310	-	88,868
Reclassification to inventories (Note 13)	-	-	(4,439)	-	-	-	(4,439)
Disposal	-	-	-	(522)	-	-	(522)
Balance at 31 December 2018	-	-	80,732	2,865	310	-	83,907
Impairment losses recognized in profit and loss	-	-	14,877	2,118	-	-	16,995
Reclassification to inventories (Note 13)	-	-	(12,130)	(1,150)	-	-	(13,280)
Disposal	-	-	-	(519)	-	-	(519)
Balance at 31 December 2019	-	-	83,479	3,314	310	-	87,103

Carrying Amount:
At 31 December 2019	387	495	300,072	3,511	464	268	305,197
At 31 December 2018	472	1,269	235,795	5,730	6,074	263	249,602

Certain ships are pledged to secure bank borrowings as disclosed in Note 25.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

15	RIGHT-OF-USE ASSETS

The Group leases several assets including office and residential property, ships and ship equipment which are disclosed as right-of-use assets.

	Office and residential property	Ships	Ship equipment	Total
	US$’000	US$’000	US$’000	US$’000
Cost:
Balance at 1 January 2019 from the recognition of right-of-use assets on initial application of IFRS 16	596	68,588	211	69,395
Additions	2,161	16,946	82	19,189
Cancellation of leases during the year	-	-	(22)	(22)
Reclassification to disposal group held for sale (Note 40)	(35)	-	-	(35)
Effect of foreign currency exchange differences	11	-	-	11
Balance at 31 December 2019	2,733	85,534	271	88,538

Accumulated depreciation:
Depreciation, representing balance at 31 December 2019	(601)	(30,307)	(142)	(31,050)

Impairment:
Impairment losses recognized in profit and loss, representing balance at 31 December 2019	-	(2,250)	-	(2,250)

Carrying amount:
As at 31 December 2019	2,132	52,977	129	55,238

Right-of-use assets are depreciated over the remaining period of the lease. The average lease term is between 1 and 4 years for property, between 1 and 5 years for ships, and between 1 and 3 years for ship equipment.

Depreciation expense of $30,449,000 for ships and ship equipment are recognised in cost of sales and the depreciation expense of $601,000 for property is recognised separately in administrative expenses.

The Group has options to purchase certain ships at set prices at certain dates within the contracts.

For the year ended 31 December 2019, the Group recognized expense of $63,113,000 for short term leases (i.e. a lease period of 12 months or less), US$73,000 for leases of low value assets and US$55,952,000 for variable lease payments in connection with pool arrangements not included in the measurement of the lease liability.

Corresponding lease liabilities are disclosed in Note 24.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

16	SUBSIDIARIES

Details of the Group’s subsidiaries at the end of the reporting period are as follows:

			Proportion of ownership interest and voting power held by the Group
		Country of	2019	2018
Name of subsidiary	Principal activity	Incorporation	%	%
Grindrod Shipping Pte. Ltd.	Ship operating and management	Singapore	100%	100%
Grindrod Shipping (South Africa) Pty Ltd	Ship operating and management	South Africa	100%	100%

Held by Grindrod Shipping Pte. Ltd
IVS Bulk Owning Pte. Ltd.	Dormant	Singapore	100%	100%
IVS Bulk Carriers Pte. Ltd.	Ship Owning and Operating	Singapore	100%	100%
IVS Bulk 430 Pte. Ltd.	Dormant	Singapore	100%	100%
IVS Bulk 462 Pte. Ltd.	Dormant	Singapore	100%	100%
IVS Bulk 475 Pte. Ltd.	Ship Owning and Operating	Singapore	100%	100%
IVS Bulk 511 Pte. Ltd.	Dormant	Singapore	100%	100%
IVS Bulk 512 Pte. Ltd.	Dormant	Singapore	100%	100%
IVS Bulk 603 Pte. Ltd.	Ship Owning and Operating	Singapore	100%	100%
IVS Bulk 609 Pte. Ltd.	Ship Owning and Operating	Singapore	100%	100%
IVS Bulk 611 Pte. Ltd.	Ship Owning and Operating	Singapore	100%	100%
IVS Bulk 612 Pte. Ltd.	Ship Owning and Operating	Singapore	100%	100%
IVS Bulk 707 Pte. Ltd.	Dormant	Singapore	100%	100%
IVS Bulk 3708 Pte. Ltd.	Ship Owning and Operating	Singapore	100%	100%
IVS Bulk 3720 Pte. Ltd.	Ship Owning and Operating	Singapore	100%	100%
IM Shipping Pte. Ltd. (i)	Ship Owning and Operating	Singapore	100%	100%
Grindrod Shipping Services UK Limited	To provide shipping and shipping related services	United Kingdom	100%	100%
Unicorn Atlantic Pte. Ltd.	Ship Owning and Operating	Singapore	100%	100%
Unicorn Baltic Pte. Ltd.	Ship Owning and Operating	Singapore	100%	100%
Unicorn Ionia Pte. Ltd.	Ship Owning and Operating	Singapore	100%	100%
Unicorn Tanker Operations (434) Pte. Ltd.	Dormant	Singapore	100%	100%
Unicorn Ross Pte. Ltd.	Ship Owning and Operating	Singapore	100%	100%
Nyathi Limited	Dormant	Isle of Man	100%	100%
Unicorn Caspian Pte. Ltd.	Dormant	Singapore	100%	100%
Unicorn Marmara Pte. Ltd.	Dormant	Singapore	100%	100%
Unicorn Scotia Pte. Ltd.	Dormant	Singapore	100%	100%
Unicorn Malacca Pte. Ltd.	Dormant	Singapore	100%	100%
Unicorn Bulk Carriers Ltd	Dormant	British Virgin Islands	100%	100%
Unicorn Tankers International Ltd	Dormant	British Virgin Islands	100%	100%
Grindrod Maritime LLC	Ship Owning and Operating	Marshall Islands	100%	100%
Unicorn Sun Pte. Ltd. (ii)	Ship Owning and Operating	Singapore	100%	100%
Unicorn Moon Pte. Ltd. (ii)	Ship Owning and Operating	Singapore	100%	100%

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

16	SUBSIDIARIES (cont’d)

			Proportion of ownership interest and voting power held by the Group
		Country of	2019	2018
Name of subsidiary	Principal activity	Incorporation	%	%
Held by Grindrod Shipping (South Africa) Pty Ltd
Comshipco Schiffahrts Agentur GmbH	Ship agents and operators	Germany	100%	100%
K2019570755 (South Africa) (Pty) Ltd (iii)	Dormant	South Africa	100%	-

(i)	On 6 April 2018, the Group purchased all of the remaining 49% issued shares in the joint venture, IM Shipping Pte. Ltd. (“IM Shipping”). Subsequent to the purchase of these shares, IM Shipping became a wholly-owned subsidiary of the Group (Note 41.2).

(ii)	These companies are incorporated in 2018.

(iii)	This company was incorporated in 2019.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

17	INTEREST IN JOINT VENTURES

	2019	2018
	US$’000	US$’000

Cost of investment in joint ventures	77,974	80,474
Share of post-acquisition loss, net of dividends received	(25,416)	(18,656)
Reclassification to assets classified as held for sale(b)	(83)	(7,258)
Carrying amount	52,475	54,560

The Group’s share of losses in joint ventures that are in excess of the Group’s cost of investment of $2,106,000 (2018: $2,445,000) are accounted for as provision for losses on joint ventures (Note 11 and Note 26). Details of the joint ventures are as follows:

Name of joint venture	Principal activity	Country of incorporation	Proportion of ownership interest and voting power held by the Group		Cost of investment in joint ventures
			2019	2018	2019	2018
Tri-View Shipping Pte. Ltd. (a)	Ship owning and operating	Singapore	51%	51%	132	132
Island Bulk Carriers Pte. Ltd. (a)	Ship owning and operating	Singapore	65%	65%	*	*
IVS Bulk Pte. Ltd. (a)	Ship owning and operating	Singapore	33.5%	33.5%	66,440	66,440
Petrochemical Shipping Limited (b)	Dormant	Isle of Man	50%	50%	11,402	13,902
Leopard Tankers Pte. Ltd. (b)	Ship owning and operating	Singapore	50%	50%	*	*
					77,974	80,474

*	Amount is less than US$1,000.

(a)	The Group has joint control over these entities by virtue of the contractual arrangement with its joint venture partner(s) requiring resolutions on the relevant activities to be passed based on unanimous approval.
(b)	These joint venture companies are expected to be dissolved in 2020. Accordingly, the carrying amount of the interest in joint ventures have been reclassified to assets classified as held for sale (Note 40).

The above joint ventures are accounted for using the equity method in these consolidated and combined financial statements.

In 2019, the total share of joint venture companies' loss after taxation amounts to $1,420,000 (2018: $454,000; 2017: $12,946,000).

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

17	INTEREST IN JOINT VENTURES (cont’d)

Summarised financial information in respect of the Group's joint ventures are set out below. The summarised financial information below represents amounts shown in the joint venture's financial statements prepared in accordance with IFRSs, adjusted by the Group for equity accounting purposes.

	2019	2018
	US$’000	US$’000
Tri-View Shipping Pte. Ltd.

Current assets	897	2,342
Non-current assets	10,180	11,284
Current liabilities	(805)	(8,040)
Non-current liabilities	(6,300)	-

The above amounts of assets and liabilities include the following:

Cash and cash equivalents	757	2,143
Current financial liabilities (excluding trade and other payable and provisions)	(726)	(7,995)
Non-current financial liabilities (excluding trade and other payables and provisions)	(6,300)	-

Revenue	2,488	3,029
Gross (loss) profit	(1,290)	1,241
(Loss) profit for the year, representing total comprehensive (loss) profit for the year	(1,615)	920

The above (loss) profit for the year include the following:

Depreciation	(2,102)	-
Interest expense	(307)	(328)
Income tax expense	-	11

Reconciliation of the above summarised financial information to the carrying amount of the interest in the joint venture recognised in the consolidated and combined financial statements:

Net assets of the joint venture	3,972	5,586
Proportion of the Group's ownership interest in the joint venture	51%	51%
Other adjustments	(31)	(31)
Carrying amount of the Group's interest in the joint venture	1,995	2,818

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

17	INTEREST IN JOINT VENTURES (cont’d)

	2019	2018
	US$’000	US$’000
Island Bulk Carriers Pte. Ltd.

Current assets	31	1,919
Non-current assets	329	403
Current liabilities	(1,212)	(3,499)

The above amounts of assets and liabilities include the following:

Cash and cash equivalents	5	56
Current financial liabilities (excluding trade and other payables and provisions)	(898)	(2,118)

Revenue	10,499	28,899
Gross profit (loss)	476	(932)
Profit (loss) for the year, representing total comprehensive profit (loss) for the year	325	(1,003)

The above profit (loss) for the year include the following:

Depreciation	(84)	-

Reconciliation of the above summarised financial information to the carrying amount of the interest in the joint venture recognised in the consolidated and combined financial statements:

Net liabilities of the joint venture	(852)	(1,177)
Proportion of the Group's ownership interest in the joint venture	65%	65%
Provision for losses on joint venture (Note 26)	554	765
Carrying amount of the Group's interest in the joint venture	-	-

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

17	INTEREST IN JOINT VENTURES (cont’d)

	2019	2018
	US$’000	US$’000
IVS Bulk Pte. Ltd.

Current assets	25,941	32,567
Non-current assets	263,670	268,247
Current liabilities	(81,118)	(21,602)
Non-current liabilities	(49,358)	(116,314)

The above amounts of assets and liabilities include the following:

Cash and cash equivalents	25,650	26,232
Current financial liabilities (excluding trade and other payables and provisions)	(78,507)	(20,413)
Non-current financial liabilities (excluding trade and other payables and provisions)	(49,358)	(116,314)

Revenue	40,929	44,567
Gross profit	6,103	10,921
(Loss) profit for the year, representing total comprehensive (loss) profit for the year	(3,764)	1,111

The above (loss) profit for the year include the following:

Depreciation	(14,020)	(12,894)
Interest income	33	24
Interest expense	(9,029)	(9,666)
Income tax expense	(1)	-

Reconciliation of the above summarised financial information to the carrying amount of the interest in the joint venture recognised in the consolidated and combined financial statements:

Net assets of the joint venture	159,135	162,898
Proportion of the Group's ownership interest in the joint venture	33.5%	33.5%
Goodwill	3,575	3,575
Other adjustments	(6,405)	(6,404)
Carrying amount of the Group's interest in the joint venture	50,480	51,742

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

17	INTEREST IN JOINT VENTURES (cont’d)

	2019	2018
	US$’000	US$’000
Petrochemical Shipping Limited

Current assets	206	7,083
Non-current assets	-	14,484
Current liabilities	(40)	(7,050)

The above amounts of assets and liabilities include the following:

Cash and cash equivalents	203	5,623
Current financial liabilities (excluding trade and other payables and provisions)	(38)	(6,592)

Revenue	15,857	13,755
Gross profit (loss)	456	(604)
Profit (loss) for the year, representing total comprehensive loss for the year	650	(6,872)
Dividend income from the joint venture during the year	5,000	-

The above profit (loss) for the year include the following:

Depreciation	(2)	(957)
Impairment loss	-	(5,725)
Interest income	59	76
Interest expense	(79)	(519)

Reconciliation of the above summarised financial information to the carrying amount of the interest in the joint venture recognised in the consolidated and combined financial statements:

Net assets of the joint venture	166	14,517
Proportion of the Group's ownership interest in the joint venture	50%	50%
Reclassification to assets classified as held for sale (Note 40)	(83)	(7,258)
Carrying amount of the Group's interest in the joint venture	-	-

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

17	INTEREST IN JOINT VENTURES (cont’d)

	2019	2018
	US$’000	US$’000
Leopard Tankers Pte. Ltd.

Current assets	2,894	5,095
Non-current assets	-	108,000
Current liabilities	(5,999)	(116,456)

The above amounts of assets and liabilities include the following:

Cash and cash equivalents	2,802	3,899
Current financial liabilities (excluding trade and other payables and provisions)	(5,819)	(115,883)

Revenue	110,002	16,589
Gross profit	874	7,137
Profit for the year, representing total comprehensive income for the year	255	5,079

The above profit for the year include the following:

Depreciation	-	(3)
Interest expense	(458)	(4,765)

Reconciliation of the above summarised financial information to the carrying amount of the interest in the joint venture recognised in the consolidated and combined financial statements:

Net liabilities of the joint venture	(3,105)	(3,361)
Proportion of the Group's ownership interest in the joint venture	50%	50%
Provision for losses on joint venture (Note 11)	1,552	1,680
Carrying amount of the Group's interest in the joint venture	-	-

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

18	INTANGIBLE ASSETS

Total
US$’000
Cost:
Balance at 1 January 2018	8,402
Disposal	(550)
Effect of foreign currency exchange differences	(1,082)
Balance at 31 December 2018	6,770
Additions	161
Effect of foreign currency exchange differences	126
Balance at 31 December 2019	7,057

Accumulated amortisation:
Balance at 1 January 2018	4,705
Amortisation	17
Disposal	(550)
Effect of foreign currency exchange differences	(1,079)
Balance at 31 December 2018	3,093
Amortisation	29
Effect of foreign currency exchange differences	122
Balance at 31 December 2019	3,244

Impairment:
Balance at 1 January 2018, 31 December 2018 and 2019	3,636

Carrying Amount:
At 31 December 2019	177
At 31 December 2018	41

Intangible assets include club memberships, customer relationships and software and licences. Club memberships are lifetime memberships and are not amortised. Customer relationships arose from the acquisition of business and are amortised over 7 years. Software and licenses arose from the installation of major information systems (including packaged software) and are amortised over 3 years, the period over which the benefit is expected to accrue.

In 2017, an impairment of $3,636,000 was recognised in respect of the customer relationships based on the value in use calculations. The impairment in 2017 arose from the unfavourable change in market conditions and following which, the management performed a reassessment and the recoverable amount of the customer relationship was less than the carrying amount, resulting in the impairment. The key assumptions for the value in use calculations are those regarding the discount rates, growth rates and expected changes to selling prices and direct costs during the period.  Management estimated pre-tax discount rates to be 15% which they believed reflect the current market assessments of the time value of money and the risks specific to the cash generating units (CGUs).  The growth rates were based on industry growth forecasts and are estimated to be 5.5%.  Changes in selling prices and direct costs were based on past practices and expectations of future changes in the market. No impairment allowance was recognised in 2018 and 2019.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

19	GOODWILL

	2019	2018
	US$’000	US$’000

Cost:
Balance at 1 January	16,004	17,985
Disposal	-	-
Reclassification to disposal group held for sale (Note 40)	(12,317)	-
Effect of foreign currency exchange differences	225	(1,981)
At 31 December	3,912	16,004

Accumulated impairment losses:
Balance at 1 January	8,653	9,566
Impairment	3,179	-
Reclassification to disposal group held for sale (Note 40)	(8,968)	-
Effect of foreign currency exchange differences	104	(913)
Balance at 31 December	2,968	8,653

Carrying amount:
At 31 December	944	7,351

Goodwill acquired in a business combination is allocated, at acquisition, to the CGUs that are expected to benefit from that business combination.  Before recognition of impairment losses, the cost of goodwill had been allocated as follows:

	2019	2018
	US$’000	US$’000
Cost:
Island Trading and Shipping	3,064	3,064
Unicorn Tankers, a division of Grindrod Shipping (South Africa) Pty Ltd	-	12,097
Parcel Service	244	239
Unicorn Tankers International	604	604
	3,912	16,004

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

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

19	GOODWILL (cont’d)

The following CGUs have carrying amounts of goodwill that are considered significant in comparison with the Group’s total goodwill balance:

Unicorn Tankers, a division of Grindrod Shipping (South Africa) Pty Ltd

In relation to the goodwill analysis for year ended 31 December 2018, the Group prepared five-year period cash flow forecasts derived from the most recent financial budgets approved by management and the cash flows for the five-year period was extrapolated using an estimated growth rate of 5.5% per annum. This rate did not exceed the average long-term growth rate for the relevant markets. The rate used to discount the forecast cash flows was 15%. Based on the value in use calculations, no impairment was required as at 31 December 2018 (2017: $6,119,000). The impairment at 31 December 2017 arose from the unfavourable change in market conditions and following which, the management performed a reassessment and the recoverable amount of the CGU was less than the carrying amount, resulting in the impairment. As at 31 December 2018, any reasonably possible change to the key assumptions applied was not likely to cause the recoverable amount to be below the carrying amounts of the CGU.

During the year ended 31 December 2019, the Group agreed to dispose the business to a third party (Note 40). Management assessed the fair value less cost to sell to its carrying value of the business and recorded an impairment loss of $3,179,000. Pursuant to the measurement requirements of IFRS 5, this impairment allowance was allocated to Unicorn Tanker CGU’s goodwill where the carrying amount is approximately $6,528,000.

20	DEFERRED TAX

The following are the major deferred tax liabilities and assets recognised by the Group and the movements thereon, during the current and prior reporting periods:

	2019	2018
	US$’000	US$’000

Deferred taxation analysed by major category:
Capital allowances	(54)	(21)
Other timing differences	1,353	1,518
	1,299	1,497

Reconciliation of deferred taxation:
Opening balance	1,497	1,179
IFRS 9 adjustment	-	20
Adjusted opening balance	1,497	1,199
(Charge) credit to profit or loss for the year (Note 36)	(108)	511
Deferred tax on the actuarial gain	(113)	-
Exchange differences	23	(213)
Closing balance	1,299	1,497

At the end of the reporting period, the aggregate amount of temporary differences associated with undistributed earnings of subsidiaries for which deferred tax liabilities have not been recognised is $1,315,000 (2018: $956,000). No liability has been recognised in respect of these differences because the Group is in a position to control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future. Subject to the agreement by the tax authorities, at the end of the reporting period, the Group has unabsorbed tax losses of $580,000 (2018: $580,000) available for offset against future non-exempt profits. No deferred tax assets have been recognised on such losses due to the unpredictability of future profit streams.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

21	TRADE AND OTHER PAYABLES

	2019	2018
	US$’000	US$’000

Trade payables	7,776	7,994
Accrued expenses	19,682	13,401
Others	1,588	1,372
Less: included in liabilities of a disposal group held for sale (Note 40)	(498)	-
	28,548	22,767
Non-current trade and other payables	(221)	(403)
Current trade and other payables	28,327	22,364

Trade and other payables are recognised at amortised cost and their carrying value approximates fair value. Charter hire is paid in advance in terms of the charter contracts. The remaining payment terms are predominately 30 days.

The Group’s trade and other payables are predominantly non-interest bearing and unsecured.

22	CONTRACT LIABILITIES

Advances received are classified as contract liabilities in accordance with IFRS 15 Revenue from Contracts with Customers. These arise when the customers’ make payments in advance and the amounts received exceeds the revenue recognised at the end of the reporting period and it shall be recognised as revenue in the subsequent year.

There were no significant changes in the contract liability balances during the reporting period.

23	DUE TO RELATED PARTIES

	2019	2018
	US$’000	US$’000

Due to related parties - trade (Note 5)	-	2
Due to related parties - non-trade (Note 5)	-	1
Due to joint ventures - non-trade (Note 5)	4,796	6,235
	4,796	6,238

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

24	LEASE LIABILITIES

	Property	Ships	Ship equipment	Total
	US$’000	US$’000	US$’000	US$’000

Adjusted balance as at 1 January 2019	592	67,863	211	68,666
Additions	2,161	16,946	82	19,189
Disposal	-	-	(22)	(22)
Interest expense	69	3,365	8	3,442
Lease payments	(665)	(32,538)	(144)	(33,347)
- Principal	(596)	(29,173)	(136)	(29,905)
- Interest	(69)	(3,365)	(8)	(3,442)
Transferred to liabilities of a disposal group held for sale (Note 40)	(38)	-	-	(38)
Effect of foreign currency exchange differences	56	-	-	56
Lease liabilities as at 31 December 2019	2,175	55,636	135	57,946

	31 December 2019	Adjusted as at 1 January 2019
	US$’000	US$’000
Analysed between:
Current portion	24,300	26,088
Non-current portion	33,646	42,578
	57,946	68,666

Maturity analysis of lease liabilities is disclosed in Note 4. The Group does not face a significant liquidity risk with regard to its lease liabilities. Lease liabilities are monitored within the Group’s treasury function.

In 2018, the Group entered in a two year charter contract with options to extend the contracts and purchase options in favour of the company for two supramax drybulk vessels. The charters are expected to commence in September 2020 and January 2021 on delivery of the vessels from the shipyard and as a result, a lease liability and right-of-use asset has not been recognised at 31 December 2019. The aggregated future cash outflows to which the Group is exposed in respect of each charter is fixed payments of $4,453,000 per annum. As the lease is yet to commence, it cannot be determined whether the extension options or the purchase options will be exercised.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

25	BANK LOANS AND OTHER BORROWINGS

	2019	2018
	US$’000	US$’000
Secured – at amortised cost:
Bank loans	131,231	114,456
Other borrowings	34,013	-
	165,244	114,456

Analysed between:
Current portion	20,696	18,323
Non-current portion	144,548	96,133
	165,244	114,456

Interest payable (included in bank loans)	943	886

Non-current bank loans and other borrowings are estimated to be payable as follows:

Within 2 to 5 years	144,548	96,133

Bank loans

i.	$100.0 million senior secured credit facility

The facility bears interest at London Interbank Offered Rate (“LIBOR”) plus 2.95% per annum and is made up of two tranches. Tranche A and B are repayable quarterly commencing 16 August 2018 and mature on 15 May 2022 and 15 May 2023 respectively, with the option to extend for a further two years. Facility fees of $1,750,000 were payable to the lender upon signing the new loan agreement. These were recorded as transaction costs to the loan account to the extent the loan was drawn down. As at 31 December 2019, the outstanding balance in relation to this facility is $49,088,000, net of $1,180,000 facility fees (2018: $87,741,000, net of $1,530,000 facility fees).

ii.	$27.0 million senior secured credit facility

The facility bears interest at LIBOR plus 2.65% per annum, was fully drawn down in 2016 and is repayable quarterly, commencing 11 April 2017 and matures on January 11, 2021, with the option to extend for a further two years. As at 31 December 2019, the outstanding balance in relation to this facility is $19,067,000 (2018: $21,027,000).

iii.	$6.3 million senior secured credit facility

The facility bears interest at LIBOR plus 2% per annum and is repayable quarterly, commencing on 6 September 2018 and matures on 6 June 2023. Facility fees of $32,000 were payable to the lender upon signing the new loan agreement. These were recorded as transaction costs to the loan account to the extent the loan was drawn down. As at 31 December 2019, the outstanding balance in relation to this facility is $4,421,000, net of $22,000 facility fees (2018: $5,688,000, net of $28,000 facility fees).

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

25	BANK LOANS AND OTHER BORROWINGS (cont’d)

iv.	$29.9 million senior secured credit facility

The facility bears interest at LIBOR plus 3.2% per annum and is repayable quarterly, commencing on 24 April 2019 and matures on 21 December 2023. Facility fees of $373,000 were payable to the lender upon drawdown of the loan agreement. These were recorded as transaction costs to the loan account to the extent the loan was drawn down. As at 31 December 2019, the outstanding balance in relation to this facility is $27,776,000, net of $304,000 facility fees.

v.	Combined $31.4 million senior secured credit facility

On 29 July 2019, the Group entered into two term facilities, each for an amount up to $15,720,000 to finance the acquisition of two supramax newbuildings. The facilities bear interest at LIBOR plus 2% per annum and is repayable quarterly, commencing on 5 November 2019 and 20 December 2019 and matures on 5 August 2026 and 24 September 2026. Facility fees of $78,600 were payable to the lender upon drawdown of each loan agreement. These were recorded as transaction costs to the loan account to the extent the loan was drawn down. As at 31 December 2019, the outstanding balances in relation to these facilities are $30,879,000, net of $149,000 facility fees.

The bank loans are secured on cash and certain ships owned by the Group.  The cash pledged and the carrying value of the ships under security charge as at 31 December 2019 is $12,778,000 (2018: $13,765,000) and $265,874,000 (2018: $242,445,000) respectively. In addition, there are charges over the relevant subsidiaries’ earnings, insurances, charter and charter guarantees and any requisition compensation.  Certain of the bank loans are guaranteed by Grindrod Shipping Pte. Ltd. and/or Grindrod Shipping Holdings Ltd.

The bank loans are arranged at LIBOR plus the respective margins. These bear a weighted average effective interest rate of 5.09% (2018: 5.30%) per annum.

At 31 December 2019, the Group had no available undrawn committed borrowing facilities (2018: $0) which are subjected to the Group meeting all conditions precedent to drawdown.

These bank loan facilities contain financial covenants where the most stringent of which require the Group to maintain the following:

•	book value net worth of the lower of (a) the aggregate of $240 million plus 25% of the amount of positive retained earnings plus 50% of each capital raise and (b) $275 million (2018: $250 million);
•	cash and cash equivalent (including restricted cash held in the debt service reserve account) of not less than $30 million (2018: $30 million);
•	a ratio of debt to market adjusted tangible fixed assets of not more than 75% (2018: 75%) and
•	positive working capital, such that consolidated current assets must exceed the consolidated current liabilities.

The Group was in compliance with its financial covenants as of 31 December 2019 and 31 December 2018. Subsequent to year end, there were amendments made to certain financial covenants. Please see Note 45 (c) for details.

Other borrowings

Other borrowings relate to $35,750,000 in financing arrangements entered into with third parties with respect to three of the vessels in the Group we regard as owned. The arrangements commenced on 26 June 2019, 20 September 2019 and 20 November 2019, respectively, are payable monthly in advance and bear interest at 3 month LIBOR plus 1.7% per annum. The loans mature on 26 May 2030, 20 August 2031 and 20 October 2031. As at 31 December 2019, the outstanding balances in relation to these borrowings is $34,013,000. The carrying value of the ships under security charge as at 31 December 2019 is $37,980,000.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

26	PROVISIONS

	2019	2018
	US$’000	US$’000

Provision for losses on investment in joint ventures (i)	554	765
Provision for onerous contracts (ii)	405	813
	959	1,578

(i)	The joint venture, Island Bulk Carriers, generated profits during 2019 and the Group has reversed provisions of $211,000 representing the reduction of the Group’s share of the joint venture losses.

(ii)	Provision for onerous contracts represents the present value of the future charter payments of short-term leases that the Group is presently obligated to make under non-cancellable onerous operating charter agreements and contracts of affreightment, less charter revenue expected to be earned on the charter. The estimate may vary as a result of changes to ship running costs and charter and freight revenue. Except for short-term onerous contracts when the effect of discounting is immaterial, the rate used to discount the future charter payments is 7.61% (2018: 8.33%).

Analysis of provision for onerous contracts:
Balance at 1 January	813	1,270
Released to profit or loss	(408)	(457)
Balance at 31 December	405	813

27	RETIREMENT BENEFIT OBLIGATION

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

During November 2019, a valuation was performed by Alexander Forbes. Apart from paying costs of entitlement, the Group is not liable to pay additional contributions in the case the fund does not hold sufficient assets. In that case, the fund would take other measures to restore solvency.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

27	RETIREMENT BENEFIT OBLIGATION (cont’d)

The amounts recognised in the annual financial statements in this respect are as follows:

	2019	2018
	US$’000	US$’000

Recognised liability at beginning of the year	1,922	2,180

Recognised in profit or loss in the current year	183	55
Interest on obligation	183	206
Other	-	(151)

Recognised in other comprehensive income in the current year
Actuarial gains	(70)	(8)

Translation	34	(305)

Employer payments	(147)	-

Present value of unfunded obligation recognised as a liability at end of year	1,922	1,922

The principal actuarial assumptions applied in the determination of fair values include:
Health care cost inflation rate (p.a.)	7.6%	8.2%
Discount rate (p.a.)	10.0%	9.9%
Continuation at retirement	75.0%	75.0%

The effect of an increase or decrease of 1% in the assumed medical cost trend rates are as follows:

	2019	2018
	Increase (Decrease)	Increase (Decrease)

Aggregate of the current service cost and interest cost	10.4% (8.9%)	10.4% (8.9%)
Accrued liability at year-end	9.9% (8.6%)	9.9% (8.6%)

The sensitivity analysis presented above may not be representative of the actual change in the obligation as it is unlikely that the above change in assumptions would occur in isolation of one another.

There was no change in the methods and assumptions used in preparing the sensitivity analysis from the prior year. The average duration of the benefit obligation as at 31 December 2019 is 11 years (2018: 11 years and 2017: 12 years).

	2019	2018
	US$’000	US$’000

Present value of unfunded obligations	1,922	1,922
Present value of obligations in excess of plan assets	1,922	1,922

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

28	SHARE CAPITAL

	Number of shares	Share capital
		US$’000
Issued and paid up:
On 2 November 2017 (date of incorporation) and at 31 December 2017	1	*
Issue of ordinary shares in connection with the Spin-Off (Note 1)	19,063,832	320,683
At 31 December 2018 and 2019	19,063,833	320,683

*	Amount is less than US$1,000.

Except for treasury shares, fully paid ordinary shares, which have no par value, carry one vote per share and a right to dividends as and when declared by the company.

29	OTHER EQUITY AND RESERVES

	2019	2018
	US$’000	US$’000

Treasury shares	(1,993)	-
Share compensation reserve	4,520	1,364
Hedging reserve	173	(867)
Translation reserve	(2,522)	(3,283)
Merger reserve	(18,354)	(18,354)
	(18,176)	(21,140)

Treasury shares

	Number of shares	Treasury Share
		US$’000

Balance at 1 January 2018 and 2019	-	-
Acquisition of shares	299,641	1,993
Balance at 31 December 2019	299,641	1,993

On May 29, 2019, shareholders granted the board of directors’ with the authority to repurchase shares of the company. The repurchase authority expires at the next Annual General Meeting, unless renewed, and may be suspended or terminated by the company at any time without prior notice. The company has acquired ordinary shares in the open market on NASDAQ and the JSE over the period from the end of the second fiscal quarter through to end of the year. These shares may be re-issued, including for the purpose of issuing shares under the Group’s forfeitable share plan. See share compensation reserve for further information. Shares issued out of treasury shares are accounted for on a first in first out basis.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

29	OTHER EQUITY AND RESERVES (Cont’d)

Share compensation reserve

	2019	2018
	US$’000	US$’000

Balance at 1 January	1,364	-
Share-based payments expenses	3,156	1,364
Balance at 31 December	4,520	1,364

The Group operates the 2018 FSP, in which certain employees of the company and its subsidiaries participate. On 31 July 2018, the Group granted the participating employees entitlements to be settled with a specified number of ordinary shares in the company (‘Awards”) which shares will be allotted and issued in 3 equal tranches over a period of 3 years commencing on 1 March 2020. This is subject to the condition that the participating employee remains employed during the vesting period relevant to each tranche.

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

At any time, the aggregate number of ordinary shares of the company may be granted under Awards that have not vested shall not exceed 5% of the ordinary shares in issue (excluding treasury shares) on the day preceding the Award. The 2018 FSP was adopted on 4 May 2018. On the date of adoption of the 2018 FSP, the company’s issued share capital comprised 1 ordinary share and accordingly no Awards could be granted thereunder. On 18 June 2018 the company’s share capital increased from 1 ordinary share to 19,063,833 ordinary shares, and from the following day the maximum number of ordinary shares that could have been granted was 953,191. Since 18 June 2018 there has been no change to the company’s share capital and as accordingly at 31 December 2019, the issued share capital of the company comprised 19,063,833 ordinary shares. As at 31 December 2019, 728,000 ordinary shares were subject to Awards that had not been forfeited or vested and the maximum number of ordinary shares in respect of which further Awards could have been granted under the 2018 FSP was 210,209.

Details of the share awards outstanding during the year are as follows:

	Number of share awards	Fair value at grant date

Granted during 2018, representing outstanding at 31 December 2018	743,000	US$	10.18
Forfeited during the year	(15,000)	US$	10.18
Outstanding at 31 December 2019	728,000	US$	10.18

The fair value at grant date is determined based on the share price on the date of the grant. The Group recognised total expenses during the year of $3,156,000 relating to the 2018 FSP (2018: $2,294,000 of which, $1,364,000 relates to the 2018 FSP and $933,000 relates to forfeitable share plan previously operated by Grindrod Limited).

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

29	OTHER EQUITY AND RESERVES (Cont’d)

Hedging reserve

The hedging reserve represents hedging gains and losses recognised on the effective portion of cash flow hedges. The cumulative deferred gain or loss on the hedge recognised in OCI and accumulated in hedging reserve is reclassified to profit or loss when the hedged transaction impacts the profit or loss, or is included as a basis adjustment to the non-financial hedged item, consistent with the applicable accounting policy.

Translation reserve

Exchange differences relating to the translation from the functional currencies of the Group’s foreign subsidiaries into United States dollars are brought to account by recognising those exchange differences in OCI and accumulating them in a separate component of equity under the header of translation reserve. Gains and losses on hedging instruments that are designated as hedges of net investments in foreign operations are also recognised in OCI and accumulated in a separate component of equity under the header of translation reserve.

Merger reserve

This represents the residual differences between the ‘Parent invested capital’ and the Company’s ‘share capital’ as a result of the Spin-off (Note 2.2).

30	REVENUE

A disaggregation of the Group’s revenue for the year based on timing of revenue recognition is as follows:

	2019	2018	2017
	US$’000	US$’000	US$’000

Over time:
Charter hire	129,761	135,027	128,355
Freight revenue	178,750	168,828	257,614
Vessel revenue	308,511	303,855	385,969

Management fees	5,105	5,676	5,252
Miscellaneous	884	820	574
Other	5,989	6,496	5,826

At a point in time:
Sale of ships	15,986	8,477	17,155
Sale of bunkers and other consumables	560	190	572
Ship sales	16,546	8,667	17,727

	331,046	319,018	409,522

Management expects that 100% of the transaction price allocated to the unsatisfied contracts as of 31 December 2019 will be recognised as revenue during the next reporting period. The Group applies the practical expedient in paragraph 121 of IFRS 15 and does not disclose information about remaining performance obligations that have original expected durations of one year or less.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

31	SEGMENT INFORMATION

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

Segment profit (i.e. Gross profit (loss)) represents the profit earned by each segment without allocation of central administration costs and directors’ salaries. This is the measure reported to the Group’s chief operating decision maker for the purposes of resource allocation and assessment of segment performance.

Group activities that do not relate to the above two segments are accumulated in the ‘Unallocated’ segment financial information. Revenue reported in the segments represents revenue generated from external customers. There were no inter-segment sales in 2019, 2018 and 2017.

For the purpose of monitoring segment performance and allocating resources between segments, the chief operating decision maker monitors the tangible, intangible and financial assets at the consolidated and combined Group level.

It is not practical to report revenue or non-current assets on a geographical basis due to the international nature of the shipping market.

For the years ended December 31, 2019, 2018 and 2017 no customers accounted for 10% or more of the Group’s drybulk business revenue. For the year ended December 31, 2019, five customers accounted for 10% or more of the Group’s tankers business revenue in amounts of approximately $21.2 million, $15.5 million, $8.5 million, $7.9 million and $7.4 million. For the year ended December 31, 2018, three customers accounted for 10% or more of the Group’s tankers business revenue in amounts of approximately $17.3 million, $14.3 million and $6.3 million and for the year ended December 31, 2017, four customers accounted for 10% or more of tankers business revenue, in the amounts of approximately $17.8 million, $15.7 million, $10.9 million and $8.9 million. Each of the foregoing with respect to the drybulk carrier business and tankers business has been calculated excluding revenue attributable to the OACL and Unicorn Bunker businesses, respectively, which were sold in the first quarter of 2018.

The accounting policies of the segments are the same as the Group’s accounting policies as described in Note 2.

The following is an analysis of the Group’s revenue, results and additions and impairments to non-current assets by segment:

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

31	SEGMENT INFORMATION (cont’d)

2019	Drybulk Carrier Business				Tanker Business				Unallocated			Consolidated
	Handysize	Supramax	Others	Total	MR Tanker	Small Tanker	Others	Total	Total	Total	Adjustments	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Vessel revenue	102,805	153,937	-	256,742	37,813	13,419	5,182	56,414	-	313,156	(4,645)	308,511
Ship sale revenue	8,067	-	-	8,067	7,352	8,480	-	15,832	-	23,899	(7,353)	16,546
Other	1,360	1,218	1,058	3,636	-	-	924	924	-	4,560	1,429	5,989
Total revenue	112,232	155,155	1,058	268,445	45,165	21,899	6,106	73,170	-	341,615	(10,569)	331,046

Voyage expenses	(53,449)	(74,286)	(22)	(127,757)	(5,502)	(2,497)	-	(7,999)	-	(135,756)	(13,688)	(149,444)
Vessel operating costs	(23,632)	(4,436)	1,483	(26,585)	(10,194)	(5,743)	864	(15,073)	-	(41,658)	7,769	(33,889)
Charter hire costs	(15,162)	(41,393)	-	(56,555)	(5,581)	-	-	(5,581)	-	(62,136)	468	(61,668)
Depreciation of ships, drydocking and plant and equipment– owned assets	(10,585)	(3,596)	-	(14,181)	(5,305)	(1,489)	(2,269)	(9,063)	-	(23,244)	5,715	(17,529)
Depreciation of ships and ship equipment – right-of-use assets	(114)	(24,945)	-	(25,059)	(5,420)	(25)	-	(5,445)	-	(30,504)	55	(30,449)
Cost of ship sale	(8,280)	-	-	(8,280)	(7,757)	(8,564)	-	(16,321)	-	(24,601)	7,757	(16,844)
Other	(232)	(15)	-	(247)	(139)	(444)	(2)	(585)	-	(832)	135	(697)
Costs of sales	(111,454)	(148,671)	1,461	(258,664)	(39,898)	(18,762)	(1,407)	(60,067)	-	(318,731)	8,211	(310,520)

Gross profit (loss)	778	6,484	2,519	9,781	5,267	3,137	4,699	13,103	-	22,884	(2,358)	20,526

Operating (loss) profit	(11,354)	(4,910)	94	(16,170)	(7,459)	(5,774)	2,202	(11,031)	(2,255)	(29,456)	(1,989)	(31,445)
Interest income	659	666	-	1,325	368	180	37	585	-	1,910	69	1,979
Interest expense	(4,850)	(5,257)	-	(10,107)	(3,214)	(893)	(1,042)	(5,149)	-	(15,256)	3,340	(11,916)
Share of losses of joint ventures	-	-	-		-	-	-	-	-	-	(1,420)	(1,420)
Taxation	(95)	(99)	-	(194)	(215)	(296)	20	(491)	-	(685)	-	(685)
(Loss) profit for the year	(15,640)	(9,600)	94	(25,146)	(10,520)	(6,783)	1,217	(16,086)	(2,255)	(43,487)	-	(43,487)

Impairment loss on owned ships	2,905	-	-	2,905	8,124	5,966	-	14,090	-	16,995	-	16,995
Impairment loss on right-of-use assets	-	2,250	-	2,250	-	-	-	-	-	2,250	-	2,250
Impairment loss on goodwill and intangible assets	-	-	-	-	1,589	1,590	-	3,179	-	3,179	-	3,179
Capital expenditure	3,065	50,008	31	53,104	54,000	605	57	54,662	-	107,766	(1,565)	106,201

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

31	SEGMENT INFORMATION (cont’d)

2018	Drybulk Carrier Business				Tanker Business				Unallocated			Consolidated
	Handysize	Supramax	Others	Total	MR Tanker	Small Tanker	Others	Total	Total	Total	Adjustments	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Vessel revenue	116,372	146,097	1,218	263,687	37,911	17,395	5,183	60,489	-	324,176	(20,321)	303,855
Ship sale revenue	8,667	-	-	8,667	-	3,780	-	3,780	-	12,447	(3,780)	8,667
Other	1,670	1,225	1,060	3,955	-	-	1,133	1,133	-	5,088	1,408	6,496
Total revenue	126,709	147,322	2,278	276,309	37,911	21,175	6,316	65,402		341,711	(22,693)	319,018

Voyage expenses	(57,707)	(71,087)	41	(128,753)	(7,966)	(3,463)	-	(11,429)	-	(140,182)	(11,523)	(151,705)
Vessel operating costs	(26,514)	(3,405)	1,670	(28,249)	(11,313)	(8,960)	1,036	(19,237)	-	(47,486)	14,829	(32,657)
Charter hire costs	(16,091)	(69,428)	(1,468)	(86,987)	(16,090)	-	-	(16,090)	-	(103,077)	2,429	(100,648)
Depreciation of ships, drydocking and plant and equipment– owned assets	(9,016)	(2,716)	-	(11,732)	(3,157)	(1,738)	(2,268)	(7,163)	-	(18,895)	4,801	(14,094)
Cost of ship sale	(7,676)	-	-	(7,676)	-	(3,784)	-	(3,784)	-	(11,460)	3,785	(7,675)
Other	(550)	24	859	333	(1,269)	(697)	(2)	(1,968)	-	(1,635)	489	(1,146)
Costs of sales	(117,554)	(146,612)	1,102	(263,064)	(39,795)	(18,642)	(1,234)	(59,671)		(322,735)	14,810	(307,925)

Gross profit (loss)	9,155	710	3,380	13,245	(1,884)	2,533	5,082	5,731		18,976	(7,883)	11,093

Operating (loss) profit	1,758	(5,993)	271	(3,964)	(7,368)	(922)	8,075	(215)	(6,195)	(10,374)	(4,110)	(14,484)
Interest income	1,196	1,190	2	2,388	536	258	42	836	-	3,224	563	3,787
Interest expense	(4,985)	(1,764)	-	(6,749)	(3,249)	(921)	(1,104)	(5,274)	-	(12,023)	5,506	(6,517)
Share of losses of joint ventures	-	-	-	-	-	-	-	-	-	-	(454)	(454)
Impairment loss recognised on financial assets	(16)	(8)	-	(24)	(37)	(21)	(3)	(61)	-	(85)	(1,498)	(1,583)
Taxation	113	(131)	(1)	(19)	158	262	(1,785)	(1,365)	-	(1,384)	(5)	(1,389)
(Loss) profit for the year	(1,934)	(6,706)	272	(8,368)	(9,960)	(1,344)	5,225	(6,079)	(6,195)	(20,642)	2	(20,640)

Impairment loss on ships	-	-	-	-	1,262	1,600	-	2,862	-	2,862	(2,862)	-
Capital expenditure	26,690	6,629	307	33,626	-	815	54	869	-	34,495	(1,776)	32,719

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

31	SEGMENT INFORMATION (cont’d)

2017	Drybulk Carrier Business				Tanker Business				Unallocated			Combined
	Handysize	Supramax	Others	Total	MR Tanker	Small Tanker	Others	Total	Total	Total	Adjustments	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Vessel revenue	118,262	156,517	56,644	331,423	42,561	22,740	14,186	79,487	-	410,910	(24,941)	385,969
Ship sale revenue	6,830	-	-	6,830	10,897	-	-	10,897	-	17,727	-	17,727
Other	1,639	911	1,068	3,618	(151)	-	958	807	-	4,425	1,401	5,826
Total revenue	126,731	157,428	57,712	341,871	53,307	22,740	15,144	91,191	-	433,062	(23,540)	409,522

Voyage expenses	(59,004)	(76,497)	(11,574)	(147,075)	(7,555)	(3,725)	-	(11,280)	-	(158,355)	(8,569)	(166,924)
Vessel operating costs	(26,546)	(3,302)	(1,020)	(30,868)	(13,267)	(9,488)	(3,072)	(25,827)	-	(56,695)	15,858	(40,837)
Charter hire costs	(22,773)	(73,336)	(14,054)	(110,163)	(16,257)	(2,148)	-	(18,405)	-	(128,568)	820	(127,748)
Depreciation of ships, drydocking and plant and equipment– owned assets	(10,642)	(2,648)	(4)	(13,294)	(6,476)	(2,324)	(4,073)	(12,873)	-	(26,167)	8,192	(17,975)
Cost of ship sale	(5,339)	-	-	(5,339)	(12,221)	-	-	(12,221)	-	(17,560)	-	(17,560)
Other	341	(124)	(14,957)	(14,740)	(756)	(864)	(278)	(1,898)	-	(16,638)	274	(16,364)
Costs of sales	(123,963)	(155,907)	(41,609)	(321,479)	(56,532)	(18,549)	(7,423)	(82,504)	-	(403,983)	16,575	(387,408)

Gross profit (loss)	2,768	1,521	16,103	20,392	(3,225)	4,191	7,721	8,687	-	29,079	(6,965)	22,114

Operating (loss) profit	(20,039)	(3,109)	15,948	(7,200)	(22,203)	(9,372)	6,724	(24,851)	(4,481)	(36,532)	(8,724)	(45,256)
Interest income	2,052	2,048	1,562	5,662	320	215	376	911	-	6,573	591	7,164
Interest expense	(5,158)	(2,218)	(53)	(7,429)	(2,583)	(600)	(1,361)	(4,544)	-	(11,973)	5,425	(6,548)
Share of losses of joint ventures	-	-	-	-	-	-	-	-	-	-	(12,946)	(12,946)
Taxation	(250)	(240)	(2,410)	(2,900)	316	510	(1,693)	(867)	-	(3,767)	541	(3,226)
(Loss) profit for the year	(23,395)	(3,519)	15,047	(11,867)	(24,150)	(9,247)	4,046	(29,351)	(4,481)	(45,699)	(15,113)	(60,812)
Impairment loss on net assets of disposal group	-	-	5,092	5,092	-	-	-	-	-	5,092	-	5,092
Impairment loss on goodwill and intangible assets	-	-	-	-	3,902	5,853	-	9,755	2,364	12,119	-	12,119
Impairment loss on ships	14,174	-	-	14,174	13,149	4,857	-	18,006	-	32,180	(15,677)	16,503
Capital expenditure	4,148	4,574	1,172	9,894	2,287	20	985	3,292	-	13,186	(6,756)	6,430

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

32	OTHER OPERATING (EXPENSE) INCOME

	2019	2018	2017
	US$’000	US$’000	US$’000

Impairment loss on ships (Note 14)	(16,995)	-	(16,503)
Impairment loss on right-of-use ships (Note 15)	(2,250)	-	-
Impairment loss on goodwill and intangibles	(3,179)	-	(12,119)
Impairment loss on assets of disposal group (Note 40)	-	-	(5,092)
Foreign exchange (loss) gain	(330)	4,261	(507)
Gain on deemed disposal of previously held joint venture interest	-	213	-
Gain on disposal of business	-	3,255	-
Other operating (expense) income	(805)	(1,707)	(281)
	(23,559)	6,022	(34,502)

33	INTEREST INCOME

	2019	2018	2017
	US$’000	US$’000	US$’000

Interest on loans to joint ventures (Note 5)	983	2,573	4,346
Guarantee fees from related parties (Note 5)	-	-	325
Bank interests	996	1,214	1,294
Other interests	-	-	1,199
	1,979	3,787	7,164

34	INTEREST EXPENSE

	2019	2018	2017
	US$’000	US$’000	US$’000

Interest on bank loans	7,832	6,139	5,300
Interest on loans from related parties (Note 5)	-	-	629
Amortisation of upfront fees on bank loans	448	220	-
Guarantee fees to related parties (Note 5)	-	54	451
Other finance cost	194	104	168
Interest on lease liabilities	3,442	-	-
	11,916	6,517	6,548

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

35	LOSS BEFORE TAXATION

Loss before taxation has been arrived at after charging (crediting):

	2019	2018	2017
	US$’000	US$’000	US$’000

Depreciation of ships, drydocking and plant and equipment (Note 14)	17,529	14,095	17,975
Depreciation of other property, plant and equipment *	155	179	797
Amortisation of intangible assets *	29	17	908
Total depreciation and amortisation – owned assets	17,713	14,291	19,680

Depreciation of ships and ship equipment – right-of-use assets	30,449	-	-
Depreciation of property – right-of-use assets *	601	-	-
Total depreciation and amortisation – right-of-use assets	31,050	-	-

Total depreciation and amortisation	48,763	14,291	19,680

Impairment loss net of reversals recognised on financial assets	-	1,583	18
Net gain on disposal of businesses	-	(3,255)	-
Gain on deemed disposal of previously held joint venture interest	-	(213)	-
Cost of inventories recognised as expense (included in voyage expenses)	51,327	43,119	55,347
Expense recognised in respect of equity-settled share-based payments	3,156	2,297	472
Employee benefits expenses (including directors’ remuneration and share based payments)	19,336	20,283	19,349
Cost of defined benefit plan and defined contribution plans included in employee benefits expenses	1,245	1,381	1,350

*	Included in administrative expenses

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

36	INCOME TAX

In December 2004, Grindrod Shipping Pte. Ltd. was granted incentives under the Approved International Shipping Enterprise Incentive (“AIS”) Scheme, with effect from 10 June 2004. The incentives to the company were extended in October 2014, with effect from 10 June 2014. As such, the shipping profits of Grindrod Shipping Pte. Ltd.are exempted from income tax under Section 13F of the Singapore Income Tax Act.  The shipping profits of the subsidiaries incorporated in Singapore are exempted from income tax under Section 13A of the Singapore Income Tax Act.

The tax rate used for the 2019, 2018 and 2017 reconciliations below is the corporate tax rate of 17% payable by corporate entities in Singapore on taxable profits under tax law in that jurisdiction. The corporate taxation rates payable by the South African entities in terms of the tax law in South Africa is 28% (2018: 28% and 2017: 28%).

	2019	2018	2017
	US$’000	US$’000	US$’000
Current tax
In respect of the current year	569	467	3,694
Capital gains taxation	-	1,797	-
In respect of prior years	8	(364)	15
	577	1,900	3,709
Deferred tax
In respect of the current year	108	(505)	(421)
In respect of prior years	-	(6)	(62)
	108	(511)	(483)

	685	1,389	3,226

The total charge for the year can be reconciled to the accounting loss as follows:

	2019	2018	2017
	US$’000	US$’000	US$’000

Loss before tax	(42,802)	(19,251)	(57,586)

Income tax benefit calculated at corporate rate	(7,264)	(3,273)	(9,790)
Adjusted for:
Effect of income that is exempted from tax	-	1,619	-
Effect of expenses that are not deductible in determining taxable profit	13,469	2,057	9,632
Effect of different tax rates of subsidiaries operating in other jurisdictions	(1,118)	(107)	(851)
Effect of income not taxable in determining taxable profit	(4,409)	-	-
Effect of tax losses disallowed to be brought forward	-	1,494	4,277
(Over) under provision of tax in prior year	7	(128)	(47)
Effect of different tax rate applied for capital gains	-	(273)	-
Withholding tax	-	-	5
	685	1,389	3,226

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

37	DIVIDENDS

On 31 March 2017, an interim dividend of $334.60 per share, amounting to $1,674,000 was declared and paid from Grindrod Shipping (South Africa) Pty Ltd to the ultimate holding company at that time, Grindrod Limited.

38	CONTINGENT LIABILITIES

(a)	Guarantee from the Group for a joint venture loan from a financial institution:

Tri-View Shipping Pte. Ltd. (“TVS”), entered into a facility agreement with TVS’ related party, Mitsui & Co. Financial Services (Asia) Ltd (“Lender”) on 15 August 2019 for a credit facility of $2,069,000.

Mitsui & Co., Ltd (“Mitsui”), the joint venture partner holding 49% of the shares in TVS, provided a guarantee to the Lender for 100% of the loan amount (“Mitsui’s Guarantee”). In consideration of Mitsui providing Mitsui’s Guarantee, a guarantee facility agreement between Mitsui and the Group was signed on 15 August 2019. The Group shall provide a guarantee fee to Mitsui for 51% of any amounts to be paid by Mitsui under the Mitsui Guarantee.

At 31 December 2019, the outstanding amount relating to the above loan facility was $1,841,000 (2018: $2,819,000 and 2017: $4,099,000).

(b)	Financial support from the Group to its joint ventures:

At 31 December 2019, the Group has provided financial support to joint ventures of $20,804,000 (2018: $59,613,000), to enable the companies to meet their obligations as and when they fall due for at least 12 months from the date of signing of their respective financial statements for the financial year ended 31 December 2019 and 2018.

39	LEASES AND SHIP CHARTERS

a)	As Lessor

Disclosure required by IFRS 16

Operating leases, in which the Group is the lessor, relate to a ship owned by the Group chartered out under bareboat charter party agreement with a lease term of 4 years, with 2 years extension option. The lease does not have an option to purchase the ship at the expiry of the lease period.

Maturity analysis of operating lease payments:

2019
US$’000

Year 1	5,241
Year 2	5,256
Year 3	2,081
Total	12,578

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

39	LEASES AND SHIP CHARTERS (cont’d)

Disclosure required by IAS 17

The Group has chartered out a number of ships under time charter party agreements which are classified as operating leases. These charters have an average term of one to seven years. Operating lease receipts are recognised in profit or loss during the year as part of revenue.

Note 30 provides details of charter hire revenue earned during the year.

Future minimum charter receipts receivable under non-cancellable operating leases as at 31 December 2018 are as follows:

Chartered to third parties
2018
US$’000

Within 1 year	5,183
Within 2 to 5 years	2,067
7,250

b)	As Lessee

Disclosure required by IFRS 16

At December 31, 2019, the group is committed to $9,623,000 and $193,000 for short-term leases of ships and office and residential property respectively.

Disclosure required by IAS 17

The Group has entered into time charter party agreements, classified as operating leases, to charter ships. These charters have terms of less than 12 months.  Operating lease payments are recognised in profit or loss during the year as part of voyage expenses (classified into ‘cost of sales’).

At December 31, 2018, the Group has entered into 6 office leases which have a remaining non-cancellable lease term ranging from 3 to 21 months. The Group has entered into 8 residential property leases which have a remaining non-cancellable lease term ranging from 12 to 20 months respectively. 3 of the residential leases are for directors’ accommodation (Note 5).

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

39	LEASES AND SHIP CHARTERS (cont’d)

Future minimum lease payments payable under the non-cancellable operating leases as at 31 December are as follows:

2018
US$’000

Minimum lease payments under operating leases recognised as an expense in the year	107,251

Charter of ships
Within 1 year	50,564
Within 2 to5 years	73,316
123,880
Office leases
Within 1 year	671
Within 2 to 5 years	116
787
Residential property leases
Within 1 year	338
Within 2 to 5 years	132
470

Total	125,137

40	ASSETS CLASSIFIED AS HELD FOR SALE

	2019	2018
	US$’000	US$’000

Investment in joint ventures (i) (ii)	83	7,258
Assets of disposal group (iii)	4,594	-
	4,677	7,258
Liabilities of disposal group (iii)	(538)	-
	4,139	7,258

(i)	In 2018, the Group agreed to sell the vessel in Petrochemical Shipping Limited, a joint venture of the Group, and to wind up the joint venture arrangement. The joint venture arrangement is expected to be dissolved during 2020. The proceeds from the dissolution is expected to exceed the carrying amount of $83,000 (2018: $7,258,000) and, accordingly no impairment loss has been recognised on the classification to assets classified as held for sale.

(ii)	In 2018, the Group agreed to wind up Leopard Tankers Pte. Ltd., a joint venture of the Group, in such a manner that the Group purchased two vessels, the Leopard Sun and Leopard Moon in January 2019 and February 2019 respectively. At 31 December 2019, the carrying amount of the investment is $Nil (2018:$ Nil) and hence no further impairment loss was recognised on the classification to assets classified as held for sale.

(iii)	In 2019, the Group agreed to dispose of one of GSSA’s businesses to a third party. Management assessed the fair value less cost to sell of the assets and liabilities of the disposal group on the date that they were classified as held for sale and recorded an impairment loss of $3,179,000. The classes of assets and liabilities comprising the disposal group classified as held for sale are as follows:

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

40	ASSETS CLASSIFIED AS HELD FOR SALE (cont’d)

2019
US$’000
Assets
Cash and bank balances	141
Trade receivables	704
Other receivables and prepayments	92
Contract assets	16
Inventories	255
Ships, property, plant and equipment	2
Goodwill	3,349
Right-of-use assets	35
Assets classified as held for sale	4,594

Liabilities
Trade and other payables	498
Contract liabilities	2
Lease liabilities	38
Liabilities directly associated with assets classified as held for sale	538

Net assets of disposal group	4,056

41	DISPOSALS OF BUSINESSES AND ASSET ACQUISITION

41.1	DISPOSALS OF BUSINESSES

In connection with the Spin-Off (Note 1), the Group sold two of its businesses to then related companies within Grindrod Limited. The two businesses are namely, Ocean Africa Container Lines division (“OACL”), a division of GSSA and Unicorn Bunker Services (Pty) Ltd (“Unicorn Bunker”), a subsidiary of GSSA. The sale and purchase agreements were signed on 1 January 2018 and the consideration of the sales was $20,985,000 (South African Rands 260 million) for OACL and $15,496,000 (South African Rands 192 million) for UBS, respectively.

Details of the sale of businesses as follows:

2018
US$’000

Total sales consideration	36,481
Carrying amount of net assets sold	(34,289)
Reclassification of translation reserve to profit or loss	1,063
Gain on sale before income tax	3,255

Net cash inflow arising on disposal
Total sales consideration	36,481
Less: Net settlement of amount due to related parties	3,229
Cash consideration received	33,252
Cash and cash equivalents disposed of	(7,934)
25,318

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

41	DISPOSALS OF BUSINESSES AND ASSET ACQUISITION (cont’d)

41.2	ACQUISITION OF ASSETS

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

42	EARNINGS PER SHARE

	2019	2018	2017
	US$’000	US$’000	US$’000
Loss for the purpose of basic earnings per share
Net loss attributable to the shareholders of the Group	(43,487)	(20,640)	(60,812)
Effect of dilutive potential on ordinary share	-	-	-
Earnings for the purposes of diluted earnings per share	(43,487)	(20,640)	(60,812)

Number of shares for the purpose of calculating basic and diluted earnings per share

	2019	2018	2017
Issued ordinary shares as at 1 January (i)	19,063,833	19,063,833	19,063,833
Effect of treasury shares held	41,168	-	-
Weighted average number of ordinary shares as at 31 December	19,022,665	19,063,833	19,063,833

	US$	US$	US$
Basic and diluted loss per share	(2.29)	(1.08)	(3.19)

(i) Basic and diluted loss per share for the year ended December 30, 2017 were calculated assuming the number of shares issued as at June 18, 2018 (the date of the Spin-off) to provide comparative figures to the 2018 results.

The shares granted under 2018 FSP in 2018 (Note 29) are not included in the calculation of diluted loss per share because they are antidilutive for the year ended 31 December 2019 and 31 December 2018. These shares granted under 2018 FSP could potentially dilute basic earnings per share in the future.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

42	EARNINGS PER SHARE (cont’d)

Impact of changes in accounting policies

The following table summarises that effect on both basic and diluted earnings per share, arising from changes in accounting policies:

	Impact on profit for the year from continuing operations	Impact on basic loss per share	Impact on diluted loss per share
	US$’000	US$’000	US$’000
31 December 2019
Impact of the adoption of IFRS 16	1,144	(0.06)	(0.06)

31 December 2018
Impact of the adoption of IFRS 15	(423)	(0.02)	(0.02)
Impact of the adoption of IFRS 9	(51)	*	*
	(474)	(0.02)	(0.02)

*	Amount is less than US$0.01

43	COMMITMENTS

During 2018, the Group entered into shipbuilding contracts for the construction of a two bulk carriers. Under the terms of the agreements, the subsidiary was committed to payments for these ships under construction. The following has been authorised:

	2019	2018
	US$’000	US$’000

Due within 1 year	2,510	47,498
Due within 2 to 5 years	-	-
	2,510	47,498

The expenditure will be financed out of cash resources from operations and bank loans.

44	GOING CONCERN

The historical consolidated and combined financial information presented has been prepared on the assumption that the Group as a whole will continue to operate as going concerns. The Board of Directors has no reason to believe that the Group will not continue to operate as a going concern as disclosed in Note 4 to the financial statements.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

45	EVENTS AFTER THE REPORTING PERIOD

(a)	On 29 January 2020, the ship, Kowie was contracted for sale for US$9,150,000. The vessel has been delivered to the new owners on 28 February 2020.

(b)	On 14 February 2020, the Group acquired an additional 33.25% ordinary and preferred equity interest in IVS Bulk Pte. Ltd from Regiment Capital Ltd., one of the partners in the joint venture, for a combined amount of $44.1 million, taking the Group’s ownership interest to 66.75%. The Group entered into a new shareholders’ agreement with Sankaty, the remaining partner, that grants the Group control of key aspects of the corporate governance of the joint venture and, as a result, the financials of the IVS Bulk group will be consolidated into the financial statements following the acquisition of the additional 33.25% rather than being accounted for under the equity accounting method. The acquisition was financed from cash on hand and a facility agreement of $35,833,000 (subject to $1,433,000 facility fees) representing net proceeds received of $34,400,000. The Sankaty facility bears fixed interest at 7.5% per annum and is repayable on the maturity date on 6 June 2021. In connection with this acquisition, the Company and IVS Bulk as joint and several borrowers, entered into $114.1 million senior secured term loan facility to refinance the existing loans of IVS Bulk’s subsidiaries. The facility bears interest at LIBOR plus a margin of 3.10% per annum and matures on February 13, 2025. The acquisition shall be accounted for as an asset acquisition.

(c)

On 11 March 2020, the World Health Organization declared the recent novel coronavirus (“COVID-19”) outbreak a pandemic. In response to the outbreak, many countries, ports and organizations, including those where the Group conducts a large part of its operations, have implemented measures to combat the outbreak, such as quarantines and travel restrictions. Such measures have and will likely continue to cause severe trade disruptions. Management considers the outbreak to be a non-adjusting event for the financial year ended 31 December 2019. The extent to which COVID-19 will impact the Group’s subsequent results of operations and financial condition, including possible impairments, will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the virus and the actions to contain or treat its impact, among others. Accordingly, an estimate of the impact cannot be made at this time.

The lenders of the Group's senior secured credit facilities as described in Note 25 agreed to an amendment of the definitions of current asset and current liabilities to exclude the adjustments made for the implementation of IFRS 16. In addition, the lenders approved a temporary reduction of the cash covenant from $30 million to $20 million and an amendment to the calculation of the working capital covenant to exclude the Sankaty facility described in Note 40 (b) to be tested as at 30 June 2020 and 30 September 2020.

(d)	On 8 April 2020, the ship, Inyala was contracted for sale for US$14,100,000. The vessel has been delivered to the new owners on 4 June 2020.

(e)	On 4 May 2020, the ship, Rhino was contracted for sale for US$15,300,000. The vessel is expected to be delivered to the new owners in the first half of 2020.