Form 20-F
period 2020-12-31
Grindrod Shipping Holdings Ltd.
filed 2021-03-31
CIK 1725293

UNITED  STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2020

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 19,006,858 ordinary shares (excluding treasury shares)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act: ☐ Yes ☒ No

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

As of the Closing Date, Former Parent and Grindrod Shipping became independent, publicly traded companies having separate public ownership. Grindrod Shipping has its own board of directors, a majority of whom do not overlap with Former Parent’s board of directors. Grindrod Shipping has its own management team which was the same management team that operated Former Parent’s shipping business immediately prior to the Spin-Off.

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

In this annual report all references to “Fleet” mean the 35 vessels we operate, listed in “Item 4. Information on the Company—B. Business Overview—Our Fleet”.

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

Commercial pools. A pool of vessels for the purpose of economies of scale and where the earnings of each vessel in the pool are not determined by the specific voyages undertaken by the individual vessel but by an agreed allocation of the pooled earnings of all the vessels in the pool. A pool manager is responsible for the commercial operation of the commercial pool service.

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

Fixed revenue cover. The percentage of operating days in a period in which our vessels are fixed pursuant to vessel employment agreements into which the group has already entered.

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

Vessel revenue. The revenue generated by the Company that is comprised of charter hire of vessels, freight revenue, distributions from pools and distributions from third parties in respect of vessels that are externally commercially managed.

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

Selected Financial Data

The selected historical consolidated and combined financial data set out below as of December 31, 2020 and December 31, 2019 and for the years ended December 31, 2020, December 31, 2019 and December 31, 2018 have been derived from the consolidated and combined audited financial statements included in this annual report. The selected historical consolidated and combined financial data set out below as of December 31, 2017 and 2016 and for the year ended December 31, 2017 and 2016 have been derived from our audited consolidated and combined financial statements that can be found in the Registration Statement on Form 20-F (Registration No. 001-384401), initially filed with the SEC on March 23, 2018, as amended, or the Registration Statement. The financial statements of the company represent, prior to June 18, 2018, the combined financial statements of GSSA and GSPL and, on and subsequent to June 18, 2018, the consolidated financial statements of Grindrod Shipping as a separate publicly traded company following the Spin-Off. See “Item 5. Operating and Financial Review and Prospects” for additional information. The other financial and operating data presented has been calculated as described in the footnotes to the table below. This table contains certain information regarding TCE per day, vessel operating costs per day and long-term charter-in costs per day, which are non-GAAP measures. For a discussion and reconciliation of these measures, see “Item 5. Operating and Financial Review and Prospects—Non-GAAP Financial Measures”.

	Year Ended December 31,
(In thousands of U.S. dollars, other than per share data)	2020	2019	2018	2017	2016
Summary Consolidated and Combined Statements of Profit or Loss Data
Revenue	$279,217	$331,046	$319,018	$409,522	$371,532
Cost of sales
Voyage expenses	(83,441)	(149,444)	(151,705)	(166,924)	(140,727)
Vessel operating costs	(47,477)	(33,889)	(32,657)	(40,837)	(42,911)
Charter hire costs	(38,220)	(61,668)	(100,648)	(127,748)	(121,080)
Depreciation of ships, drydocking and plant and equipment – owned assets	(23,849)	(17,529)	(14,094)	(17,975)	(19,806)
Depreciation of ships and ship equipment – right-of-use assets	(26,413)	(30,449)	—	—	—
Other expenses	(980)	(697)	(1,146)	(16,364)	(27,860)
Cost of ship sale	(43,731)	(16,844)	(7,675)	(17,560)	(13,351)
Gross profit	15,106	20,526	11,093	22,114	5,797
Other operating (expense) income	(11,734)	(23,559	6,022)	(34,502)	(12,406)
Administrative expense	(24,608)	(28,412)	(31,599)	(32,868)	(30,140)
Share of losses of joint ventures	(945)	(1,420)	(454)	(12,946)	(3,472)
Impairment loss recognized on financial assets	(1,823)	—	(1,583)	—	—
Interest income	565	1,979	3,787	7,164	5,260
Interest expense	(16,938)	(11,916)	(6,517)	(6,548)	(4,899)

Loss before taxation	(40,377)	(42,802)	(19,251)	(57,586)	(39,860)
Income tax	(723)	(685)	(1,389)	(3,226)	(3,849)
Loss for the year	$(41,100)	$(43,487)	$(20,640)	$(60,812)	$(43,709)
Basic and diluted loss per share	(2.05)	(2.29)	(1.08)	(3.19)	(2.29)

Summary Consolidated Statement of Financial Position Data
Cash and bank balances	$41,261	$35,553	$35,636	$46,522	$67,711
Other current assets	41,350	55,946	87,313	140,680	93,112
Non-current assets	539,488	427,568	324,678	319,920	429,331
Total assets	622,099	519,067	447,627	507,122	590,154
Current liabilities	117,901	86,792	56,666	163,249	141,659
Non-current liabilities	250,179	180,337	98,458	24,137	85,400
Total liabilities	368,080	267,129	155,124	187,386	227,059
Equity attributable to the owners of the Company	212,237	251,938	292,503	319,736	363,095

Non-controlling interests	41,782	-	-	-	-
Total equity	254,019	251,938	292,503	319,736	363,095

The following table sets forth certain other financial and operating data for key segments(1) of our drybulk carriers and tankers businesses. This data should be read together with “Item 5. Operating and Financial Review and Prospects.”

	Year Ended December 31,
	2020	2019	2018	2017	2016
Other Financial and Operating Data

Drybulk Carriers Business
Handysize Segment Data
Calendar days(2)	6,882	6,495	6,704	7,942	7,616
Available days(3)	6,713	6,405	6,565	7,840	7,559
Operating days(4)	6,584	6,352	6,495	7,720	7,460
Owned fleet operating days(5)	5,354	4,546	4,915	5,114	5,190
Long-term charter in days(6)	—	—	221	365	1,186
Short-term charter-in days(7)	1,230	1,806	1,359	2,241	1,084
Fleet utilization(8)	98.1%	99.2%	98.9%	98.5%	98.7%
TCE per day(9)	$6,629	$7,770	$9,032	$7,675	$5,881
Vessel operating costs per day(10)	$5,030	$5,040	$5,201	$5,034	$5,091
Long-term charter-in costs per day(11)	—	$—	$8,600	$8,600	$5,975
Supramax/Ultramax Segment Data
Calendar days(2)	7,787	6,670	6,401	7,702	7,700
Available days(3)	7,736	6,626	6,345	7,702	7,700
Operating days(4)	7,526	6,601	6,315	7,584	7,654
Owned fleet operating days(5)	2,514	959	704	692	560
Long-term charter in days(6)	2,261	2,351	2,299	2,524	2,023
Short-term charter-in days(7)	2,751	3,291	3,312	4,368	5,071
Fleet utilization(8)	97.3%	99.6%	99.5%	98.5%	99.4%
TCE per day(9)	$10,072	$12,067	$11,878	$10,551	$7,861
Vessel operating costs per day(10)	$5,073	$4,545	$4,641	$4,519	$4,433
Long-term charter-in costs per day(11)	$12,005	$12,650	$12,866	$13,092	$12,974

Tankers Business
Medium Range Tankers Segment Data
Calendar days(2)	1,434	2,253	2,733	3,055	3,140
Available days(3)	1,434	2,253	2,721	2,999	3,140
Operating days(4)	1,432	2,253	2,660	2,994	3,140
Owned fleet operating days(5)	1,063	1,523	1,587	1,893	1,983
Long-term charter in days(6)	369	730	1,073	1,101	1,157
Short-term charter-in days(7)	—	—	—	—	—
Fleet utilization(8)	99.9%	100.0%	97.8%	100.0%	100.0%
TCE per day(9)	$16,339	$14,341	$11,258	$11,691	$13,902
Vessel operating costs per day(10)	$6,723	$6,691	$6,888	$6,869	$7,053
Long-term charter-in costs per day(11)	$15,300	$15,300	$14,995	$14,756	$15,283
Small Tankers Segment Data
Calendar days(2)	425	908	1,268	1,469	1,657
Available days(3)	425	897	1,234	1,461	1,603
Operating days(4)	409	896	1,223	1,461	1,572
Owned fleet operating days(5)	409	896	1,223	1,264	1,206
Long-term charter in days(6)	—	—	—	197	366
Short-term charter-in days(7)	—	—	—	—	—
Fleet utilization(8)	96.2%	99.9%	99.1%	99.0%	98.1%
TCE per day(9)	$12,374	$12,190	$11,392	$13,014	$12,154
Vessel operating costs per day(10)	$6,384	$6,321	$7,069	$7,427	$7,479
Long-term charter-in costs per day(11)	—	—	$—	$10,905	$9,835

(1)	Segment results of operations include the proportionate share of joint ventures, which differs from the consolidated statements of profit or loss in our consolidated and combined financial statements which account for our investments in joint ventures under the equity method.

(2)	Calendar days: total calendar days the vessels were in our possession for the relevant period.

(3)	Available days: total number of calendar days a vessel is in our possession for the relevant period after subtracting off-hire days for scheduled drydocking and special surveys. We use available days to measure the number of days in a relevant period during which vessels should be available for generating revenue.

(4)	Operating days: the number of available days in the relevant period a vessel is controlled by us after subtracting the aggregate number of days that the vessel is off-hire due to a reason other than scheduled drydocking and special surveys, including unforeseen circumstances. We use operating days to measure the aggregate number of days in a relevant period during which vessels are actually available to generate revenue. Comparability of the operating days was affected by the consolidation of the IVS Bulk vessels in February 2020.

(5)	Owned fleet operating days: the number of operating days in which our owned fleet is operating for the relevant period.

(6)	Long-term charter-in days: the number of operating days in which our long-term charter-in fleet is operating for the relevant period. We regard chartered-in vessels as long-term charters if the period of the charter we initially commit to is 12 months or more. Once we have included such chartered-in vessels in our fleet, we will continue to regard them as part of our fleet until the end of their chartered-in period, including any period that the charter has been extended under an option, even if at a given time the remaining period of their charter may be less than 12 months.

(7)	Short-term charter-in days: the number of operating days for which we have chartered-in third party vessels for durations of less than one year for the relevant period.

(8)	Fleet utilization: the percentage of time that vessels are available for generating revenue, determined by dividing the number of operating days during a relevant period by the number of available days during that period. We use fleet utilization to measure a company’s efficiency in technically managing its vessels.

(9)	TCE per day: vessel revenue less voyage expenses during a relevant period divided by the number of operating days during the period. The number of operating days used to calculate TCE revenue per day includes the proportionate share of our joint ventures’ operating days and includes charter-in days. Please see “Item 5. Operating and Financial Review and Prospects—Non-GAAP Financial Measures” for a discussion of TCE revenue and a reconciliation of TCE revenue to revenue.

(10)	Vessel operating costs per day: vessel operating costs per day represents vessel operating costs divided by the number of calendar days for owned vessels. The vessel operating costs and the number of calendar days used to calculate vessel operating costs per day includes the proportionate share of our joint ventures’ vessel operating costs and calendar days and excludes charter-in costs and charter-in days. Please see “Item 5. Operating and Financial Review and Prospects—Non-GAAP Financial Measures” for a discussion of vessel operating costs per day.

(11)	Long-term charter-in costs per day: charter costs associated with long-term chartered-in vessels divided by long-term charter-in days for the relevant period. Please see “Item 5. Operating and Financial Review and Prospects—Non-GAAP Financial Measures” for a discussion of long-term charter-in costs and its reconciliation to adjusted charter hire costs. That discussion also shows an analysis of adjusted charter hire costs split between long-term charter-in costs and short-term charter-in costs.

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

Negative trends in the global economy that emerged in 2008 may continue to adversely affect global economic conditions. In addition, the world economy is currently facing a number of new challenges, including the COVID-19 pandemic and recent turmoil and hostilities in various regions, including Ukraine, Azerbaijan, North Korea, Myanmar, the Middle East, including Iran, Iraq, Syria, the Persian Gulf, Yemen, North Africa and the Gulf of Guinea. The weakness in the global economy has caused, and may cause, a decrease in worldwide demand for certain goods, and, thus, shipping. Additionally, there has historically been a strong link between the development of the world economy and demand for energy, including oil and gas, and other commodities. An extended period of deterioration in the outlook for the world economy could reduce the overall demand for oil and gas and other commodities and for our services. Continuing economic instability could have a material adverse effect on our ability to implement our business strategy.

The United States, Europe and other parts of the world have exhibited weak economic trends as reflected in a GDP contraction in the United States and the Eurozone in 2020. The credit markets in the United States and Europe have experienced significant contraction, deleveraging and reduced liquidity, and the United States federal and state governments and European authorities have implemented and/or are considering a broad variety of governmental action and/or new regulation of the financial markets and may implement additional regulations in the future. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The Securities and Exchange Commission, or the SEC, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws.

Economic slowdown in the Asia Pacific region, particularly in China, may exacerbate the effect on us, as we anticipate a significant number of the port calls made by our vessels and those of our competitors will continue to involve the loading or discharging of drybulk and liquid bulk commodities in ports in the Asia Pacific region. Before the global financial crisis that began in 2008, China had one of the world’s fastest growing economies in terms of GDP, which had a significant impact on shipping demand. The growth rate of China’s GDP is estimated to have expanded by 2.3% for the year ended December 31, 2020, being the slowest pace of growth in more than four decades, and it continues to remain below pre-2008 levels despite the overall level of demand for seaborne cargoes from China having increased since 2008. It is possible that China and other countries in the Asia Pacific region will continue to experience slowed or even negative economic growth in the future. Moreover, economic slowdown in the economies of the United States, Europe and other Asian countries may further adversely affect economic growth in China and elsewhere. Our business, financial condition, cash flows and results of operations, as well as our future prospects, will likely be materially and adversely affected by a further economic downturn in any of these countries or geographic regions.

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

In the global economy, operating businesses have recently faced tightening credit, weakening demand for goods and services, weak international liquidity conditions, and declining markets. In particular, lower demand growth for tanker cargoes as well as diminished trade credit available for the delivery of such cargoes have led to decreased demand for tankers, creating downward pressure on charter rates, the spot market and vessel values. These global economic conditions have and may continue to have a number of adverse consequences for drybulk, tanker and other shipping sectors, including, among other things:

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

Charter rates and spot markets for drybulk carriers are volatile and may decrease in the future, which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

The drybulk shipping industry is cyclical with high volatility in charter rates and profitability. The degree of charter rate volatility among different types of drybulk carriers has varied widely; however, a downturn in the drybulk charter market will severely affect the entire drybulk shipping industry and charter rates for drybulk carriers will decline significantly. In the past, time charter and voyage charter rates for drybulk carriers have declined below operating costs of vessels. The Baltic Dry Index, or the BDI, an index of daily average of charter rates for key drybulk routes published by the Baltic Exchange Limited, which has long been viewed as the main benchmark to monitor the movements of the drybulk vessel charter market and the performance of the entire drybulk shipping market, declined approximately 97.5% from its high of 11,793 in May 2008 to 290 on February 10, 2016 and has remained volatile since then. During the year ended December 31, 2020, the BDI fluctuated in a range between 393 and 2,097. As of March 11, 2021, the BDI was 1,970.

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

Factors that influence demand for drybulk carrier capacity include:

•	supply of and demand for energy resources, commodities, consumer and industrial products;

•	changes in the exploration or production of energy resources, commodities, consumer and industrial products;

•	the location of regional and global production and manufacturing facilities;

•	the location of consuming regions for energy resources, commodities, consumer and industrial products;

•	the globalization of production and manufacturing;

•	global and regional economic and political conditions, including armed conflicts and terrorist activities, embargoes, tariffs and strikes;

•	disruptions and developments in international trade including additional trade tariffs imposed;

•	economic slowdowns caused by public health events such as the recent COVID-19 outbreak;

•	the cost of steel and labor;

•	the cost and availability of financing;

•	changes in seaborne and other transportation patterns, including the distance cargo is transported by sea;

•	environmental and other regulatory developments;

•	competition from alternative sources of energy;

•	international sanctions, embargoes, import and export restrictions, nationalizations and wars;

•	currency exchange rates; and

•	weather, natural disasters and other catastrophic events may disrupt drybulk trading patterns.

Factors that influence the supply of drybulk carrier capacity include:

•	the number of newbuilding orders and deliveries, including slippage in deliveries;

•	the number of shipyards and ability of shipyards to deliver vessels;

•	port or canal congestion;

•	the scrapping rate of older vessels;

•	environmental concerns and regulations;

•	speed of vessel operation;

•	vessel casualties;

•	weather; and

•	the number of vessels that are out of service, namely those that are laid-up, drydocked, awaiting repairs or otherwise not available for hire.

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

The fair market values of our drybulk carriers and remaining tankers are volatile and may decline in the future, which could limit the amount of funds that we can borrow, cause us to breach certain financial covenants in our credit facilities, or result in an impairment charge, and we may incur a loss if we sell a vessel following a decline in its market value.

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

In order to maintain a young fleet we are required to replace older vessels with newer ones over time. In order to do so, we intend to grow our Fleet by entering into long-term chartering and newbuildings contracts and making acquisitions and disposals in the resale and second-hand markets. Our business is greatly influenced by long-term chartering contracts, the timing of investments and/or divestments, the exercise of our purchase options to acquire vessels and contracting of newbuildings. As of the date of this annual report, we have purchase options to acquire five vessels that we time charter. For a discussion of the terms of these purchase options, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Overview”. If we are unable to identify the optimal timing of such investments, of the exercise of our purchase options, of divestments or of contracting of newbuildings in relation to the shipping value cycle or unable to execute at the optimal timing due to capital constraints or other reasons, this could have a material adverse effect on our business, financial condition, cash flows and results of operations.

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

An over-supply of drybulk carrier and tanker capacity may prolong or lead to a reduction or depression in drybulk carrier or tanker charter rates, as has happened in the past, and lead to a reduction in the value of our vessels, which may limit our ability to operate our drybulk carriers profitably and, to a lesser extent, our tankers given our reduced number of vessels in this sector.

The market supply of drybulk carriers has increased significantly since the beginning of 2005. As of March 2021, newbuilding orders, which extend to 2023 and beyond, had been placed for approximately 5.7% of the existing global drybulk fleet capacity for drybulk vessels greater than 10,000 dwt.. The current orderbook represents the smallest orderbook in over 20 years due to high levels of deliveries combined with a general absence of new orders, though the orderbook may increase once again Drybulk carrier supply growth has been outpacing drybulk carrier demand growth over the past few years, causing downward pressure on drybulk charter rates. If the capacity of new drybulk carriers delivered exceeds the capacity of drybulk carriers being scrapped, drybulk capacity will increase. Until the new supply is fully absorbed by the market, drybulk charter rates may continue to be under pressure in the near to medium term and this could have a material adverse effect on our business, financial condition, cash flows and results of operations.

The market supply of tankers is affected by a number of factors, such as supply of and demand for energy resources, including oil and petroleum products, supply of and demand for seaborne transportation of such energy resources and other liquid bulk cargoes, and the current and expected purchase orders for newbuildings. If the capacity of new tankers delivered exceeds the capacity of tankers being scrapped and converted to non-trading tankers, global tanker capacity will increase. As of March 2021, the newbuilding oil tanker orderbook, which extends to 2023 and beyond, equaled approximately 7.7% of the existing global oil tanker fleet and the order book may increase further in proportion to the existing global oil tanker fleet. If the supply of tanker capacity increases and if the demand for tanker capacity does not increase correspondingly or declines, charter rates could materially decline. A reduction in charter rates and the value of our vessels could have a material adverse effect on our business, financial condition, cash flows and results of operations. In addition, tankers may be “cleaned up” from “dirty/crude” trades and swapped back into the clean tanker market which would increase the available clean tanker tonnage which may affect the supply and demand balance for clean tankers and could have a material adverse effect on our business, financial condition, cash flows and results of operations.

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

Our drybulk and tanker shipping charter rates and spot rates will be subject to seasonal and cyclical fluctuations, which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

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

The drybulk sector is typically stronger in the northern hemisphere fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere. The celebration of Chinese New Year in the first quarter of each year, usually results in lower volumes of seaborne trade into China during this period.

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

We are subject to complex laws and regulations, including environmental and safety regulations, that can adversely affect the cost, manner or feasibility of doing business.

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

Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or implementation of operational changes, and the need for such actions may affect the resale value or useful lives of our vessels. These costs could have a material adverse effect on our business, financial condition, cash flows and results of operations, or our ability to offer competitive charter rates. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Because such conventions, laws, and regulations are often revised, we cannot predict the ultimate cost of complying with them or the impact thereof on the fair market values or useful lives of our vessels. Additional conventions, laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our operations. For example, the International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention, adopted by the IMO in February 2004, calls for the phased introduction of mandatory reducing living organism limits in ballast water over time (as discussed further below). In order to comply with these living organism limits, vessel owners may have to install expensive ballast water treatment systems or make port facility disposal arrangements and modify existing vessels to accommodate those systems. The BWM Convention entered into force on September 8, 2017 and while we believe that our vessels have been or will be fitted with systems that will comply with the standards, we cannot be assured that these systems will be approved by the regulatory bodies of every jurisdiction in which we may wish to conduct our business. If they are not approved it could have a materially adverse impact on our business, financial condition, cash flows and results of operations depending on the available ballast water treatment systems and the extent to which existing vessels must be modified to accommodate such systems, the direct costs thereof and the time our vessels may be off hire to effect such modifications.

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

Climate change and greenhouse gas restrictions may adversely affect our operating results.

An increasing concern for, and focus on, climate change has promoted extensive existing and proposed international, national and local regulations intended to reduce greenhouse gas emissions. These regulatory measures may include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy.  Any passage of climate control legislation or other regulatory initiatives by the IMO, the European Union, the United States or other countries where we operate, or any treaty adopted at the international level, that restrict emissions of greenhouse gases could require us to make significant financial expenditures that we cannot predict with certainty at this time. Compliance with such regulations and our efforts to participate in reducing greenhouse gas emissions will likely increase our compliance costs, require significant capital expenditures to reduce vessel emissions and require changes to our business. Even in the absence of climate control legislation and regulations, our business and operations may be materially affected to the extent that climate change results in sea level changes or more intense weather events. See “Item 4. Information on the Company—Business Overview—Environmental and Other Regulations”.

Adverse effects upon the oil and gas industry relating to climate change, including growing public concern about the environmental impact of climate change, may also adversely affect demand for our services. For example, increased regulation of greenhouse gases or other concerns relating to climate change may reduce the demand for oil and coal in the future or create greater incentives for use of alternative energy sources. Therefore, any long-term material adverse effect on the oil and gas industry could have a material adverse effect on our future performance, results of operations, cash flows and financial position.

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

Past terrorist attacks, as well as the threat of future terrorist attacks around the world, continue to cause uncertainty in the world’s financial markets and may affect our business, operating results and financial condition. Continuing conflicts and recent developments in Ukraine, Azerbaijan, North Korea, Myanmar, the Middle East, including Iran, Iraq, Syria, the Persian Gulf, Yemen, North Africa and the Gulf of Guinea, and the presence of the United States or other armed forces in the Middle East, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. Recently, government leaders have declared that their countries may turn to trade barriers to protect or revive their domestic industries in the face of foreign imports. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. War in a country in which a material supplier, including crew supply services, or customer of ours is located could impact that supply to us or our ability to earn revenue from that customer. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea, the Gulf of Aden off the coast of Somalia and West Africa. Restrictions on imports, including in the form of tariffs, as discussed further below, have had and could have a major impact on global trade and demand for shipping. Please also refer to “—Outbreaks of epidemic and pandemic diseases, and governmental responses thereto, could adversely affect our business. COVID-19, and measures to contain its spread, have impacted the markets we operate in and could have a material adverse effect on our business, financial condition, cash flows and results of operations.” above. Any of these occurrences could have a material adverse effect on our business, financial condition, cash flows and results of operations.

An increase in trade protectionism and the unraveling of multilateral trade agreements could have a material adverse impact on our charterers’ business and, in turn, could cause a material adverse impact on our results of operations, financial condition and cash flows.

Our operations expose us to the risk that increased trade protectionism will adversely affect our business. Government leaders may determine that their countries may turn to trade barriers to protect or revive their domestic industries in the face of foreign imports, thereby depressing the demand for shipping. The United Kingdom formally left the European Union on January 31, 2020, although a transition period remained in place until December 2020. The United Kingdom’s international trade arrangements with the European Union and other trade partners remain uncertain and may change which could impact the stability of the global markets. In the United States, there remains uncertainty following the inauguration of the new administration under President Biden about the future relationship between the United States and other exporting countries, including with respect to trade policies, treaties, government regulations and tariffs.

Restrictions on imports, including in the form of tariffs, has had and could continue to have a major impact on global trade and demand for shipping. Specifically, increasing trade protectionism in the markets that our charterers serve may cause an increase in (i) the cost of goods exported from exporting countries such as China and Mexico, (ii) the length of time required to deliver goods from exporting countries, (iii) the costs of such delivery and (iv) the risks associated with exporting goods. These factors may result in a decrease in the quantity of goods to be shipped. Protectionist developments, or the perception they may occur, may have a material adverse effect on global economic conditions, and has and may continue to significantly reduce or otherwise impact global trade, including trade between the United States and China. These developments would have an adverse impact on our charterers’ business, operating results and financial condition. This could, in turn, affect our charterers’ ability to make timely charter hire payments to us and impair our ability to renew charters and grow our business. This could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows.

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

In addition, the purchase of more costly fuels for our vessels to comply with IMO 2020 regulations limiting sulfur content in fuels could negatively affect our business to the extent we are unable to recover the higher costs from our customers.

Long-term technological innovations could expose us to lower vessel utilization and/or decreased charter rates.

New vessel designs purport to offer material operational flexibility, increased speed, fuel economy and the ability to load and discharge cargo quicker when compared to older designs. Such savings could result in a substantial reduction of costs for charterers compared to vessels of ours. Competition from these more technologically advanced vessels may reduce demand for certain of our older vessels, impair our ability to re-charter such vessels at competitive rates, impair the resale value of such vessels and could have a material adverse effect on our business, financial condition, cash flows and results of operations.

We operate drybulk carriers and, to a lesser extent, tankers worldwide and, as a result, our business has inherent operational risks, which may reduce our revenue or increase our expenses, and we may not be adequately covered by insurance.

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

Charter rates and spot markets for tankers are volatile, and may decrease in the future which could have an adverse effect on our business, financial condition, cash flows and results of operations.

The tanker industry is cyclical and volatile in terms of charter rates and profitability. A worsening of current global economic conditions may cause tanker charter rates to decline and thereby adversely affect our ability to employ our vessels or to sell them on the expiration or termination of their employment, or any renewal or replacement employment that we enter into may not be sufficient to allow us to operate our vessels profitably. Fluctuations in charter rates and vessel values result from changes in the supply of and demand for tanker capacity and changes in the supply of and demand for oil and oil products and other liquid bulk cargoes. The factors affecting the supply of and demand for tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. The BCTI, an index of daily average of charter rates for key clean tanker routes published by the Baltic Exchange Limited, which has long been viewed as a main benchmark to monitor the movements of the clean tanker vessel charter market and the performance of the entire clean tanker shipping market, experienced its most volatile year ever in 2020, declining approximately 85.9% from its high of 2,190 in April 2020 to 309 in November 2020 and has remained at low levels since then. As of March 11, 2021, the BCTI was 504.

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

The factors that influence demand for clean tanker capacity include:

•	supply of and demand for energy resources, oil and petroleum products and other liquid bulk cargoes;

•	regional availability of refining capacity and inventories;

•	regional production of liquid bulks such as vegetable oils and chemicals;

•	global and regional economic and political conditions, including armed conflicts, terrorist activities, and strikes and the effects of the COVID-19 pandemic and the duration of these effects;

•	the location of consuming regions for energy resources, commodities, consumer and industrial products;

•	the distance over which oil and oil products and other liquid bulk cargoes are to be moved by sea;

•	the cost of steel and labor;

•	the cost and availability of financing;

•	changes in seaborne and other transportation patterns;

•	environmental and other legal and regulatory developments;

•	weather and natural disasters;

•	competition from alternative sources of energy;

•	currency exchange rates; and

•	international sanctions, embargoes, import and export restrictions, nationalizations and wars.

The factors that influence the supply of tanker capacity include:

•	supply of and demand for energy resources and oil and petroleum products and other liquid bulk cargoes;

•	the number of newbuilding orders and deliveries, including slippage in deliveries;

•	the number of shipyards and ability of shipyards to deliver vessels;

•	the scrapping rate of older vessels;

•	conversion of tankers to other uses;

•	the number of tankers trading crude or “dirty” oil products (such as fuel oil);

•	the number of vessels that are out of service, namely those that are laid up, drydocked, awaiting repairs, used for storage purposes or otherwise not available for hire;

•	environmental concerns and regulations;

•	geographical oil product and other liquid bulk cargo imbalances (affecting the level of trading activity);

•	developments in international trade, including refinery additions and closures;

•	port or canal congestion;

•	vessel casualties;

•	weather; and

•	speed of vessel operation.

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

Risks Related to Our Business

A substantial number of our drybulk vessels are employed in the spot market or in drybulk pools, and a lesser number of our tankers are employed in tanker pools. Any decrease in drybulk spot rates in the future could have a material adverse effect on our business, financial condition, cash flows and results of operations.

A substantial number of our drybulk carriers and tankers are currently employed in either the spot market or in spot market-oriented drybulk and tanker pools, some of which are managed by third parties. This exposes us to fluctuations in spot rates. During the year ended December 31, 2020, we earned a substantial portion of our revenue from spot market-oriented pools and spot market charters. The spot market may fluctuate significantly based upon drybulk carrier, tanker, cargo, energy resources, commodities, industrial products and oil supply and demand. The successful operation of our vessels in the competitive spot charter market, depends on, among other things, obtaining profitable spot contracts and minimizing, to the extent possible, time spent waiting for employment and time spent traveling unemployed to a demand area. The spot market is very volatile, and, in the past, there have been periods when spot market rates have declined below the operating cost of vessels. If future spot market rates decline, then we may be unable to operate our vessels trading in the spot market profitably, meet our obligations, including payments on indebtedness, or pay dividends in the future. Furthermore, as spot charters may last up to several weeks, during periods in which spot rates are rising we will generally experience delays in realizing the benefits from such increases.

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

At December 31, 2020, we had vessels of $475.3 million in total on our consolidated and combined statements of financial position, representing approximately 187% of our total equity.

At the end of each reporting period, and on a continuous basis, if indicators of impairment are present, the carrying amount of tangible and intangible assets is assessed to determine whether there is any indication that those assets may have suffered an impairment loss. We also assess the carrying value of an asset when we have contracted to divest of the asset for any reason, including the age of our vessels, if a joint venture that owns vessels comes to an end in accordance with its terms or if the asset no longer fits into our strategic planning. During 2016, we recorded an impairment loss of approximately $12.6 million relating to the reduction of the carrying value of our vessels based on value in use calculations. The impairments were largely due to the depressed charter rates and vessel values as a result of an oversupply of vessel capacity. During the year ended December 31, 2017, we impaired the vessels to the extent of $16.5 million because we determined certain vessels were likely to be sold as they no longer fit into our strategic planning, and during 2018 one of our 50% held joint ventures impaired its vessels by $5.7 million when it determined to sell them. During the year ended December 31, 2019, we impaired vessels to the extent of $15.4 million as we contracted to sell them, we impaired a handysize vessel where the recoverable amount was below the carrying value to the extent of $1.6 million and we impaired right-of-use assets to the extent of $2.3 million where the recoverable amount was below the carrying value. During the year ended December 31, 2020, we impaired vessels to the extent of $16.3 million as we contracted to sell them.

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

We depend on certain customers for our revenue. Customers may default on their obligations to us and the terms of charters may be difficult to enforce.

For the years ended December 31, 2020, 2019, 2018 and 2017, no customers accounted for 10% or more of our drybulk business revenue, and for the year ended December 31, 2016, one customer accounted for 10% or more of our drybulk business revenue in the amount of approximately $40.9 million. For the year ended December 31, 2020, four customers accounted for 10% or more of our tankers business revenue in amounts of approximately $17.5 million, $14.9 million, $13.9 million and $9.1 million, respectively. For the year ended December 31, 2019, five customers accounted for 10% or more of our tankers business revenue in amounts of approximately $21.2 million, $15.5 million, $8.5 million, $7.9 million and $7.4 million, respectively. For the year ended December 31, 2018, three customers accounted for 10% or more of our tankers business revenue in amounts of approximately $17.3 million, $14.3 million and $6.3 million, respectively. For each of the years ended December 31, 2017, and 2016, four customers accounted for 10% or more of tankers business revenue, in the amounts of approximately $17.8 million, $15.7 million, $10.9 million and $8.9 million, respectively, in 2017, and $33.2 million, $12.3 million, $9.9 million and $9.1 million, respectively, in 2016. Each of the foregoing with respect to the drybulk carrier business and tankers business has been calculated excluding revenue attributable to the OACL and Unicorn Bunker businesses, respectively, which were sold on January 1, 2018. The loss of any of our significant customers, a customer’s failure to make payments or perform under any of the applicable contracts, a customer’s termination of any of the applicable contracts, or a decline in payments under the contracts could have a material adverse effect on our business, financial condition, cash flows and results of operations. Our contracts are governed by the law of a number of jurisdictions and provide for a variety of dispute resolution mechanisms and arbitration proceedings. There can be no assurance that we would be able to enforce any judgments against these charterers in jurisdictions where they are based or have their primary assets and operations. Even after a charter contract is entered, charterers may terminate charters early under certain circumstances.

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

We have entered into, and may enter into, various contracts, including pool arrangements, time charters, spot voyage charters, shipbuilding contracts, credit facilities and other agreements. Such agreements subject us to counterparty risks. The ability and willingness of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime industries and the overall financial condition of the counterparty. Should a counterparty fail to honor its obligations under agreements with us, or seek to renegotiate the terms of the contract, we could sustain significant losses that could have a material adverse effect on our business, financial condition, cash flows and results of operations.

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

We may not have adequate insurance to compensate us for losses that may result from our operations due to the inherent risks in the industry.

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

Our Fleet consists of 23 owned drybulk carriers, eight long-term chartered-in drybulk carriers, and four owned tankers. One of our principal strategies is to continue to grow by expanding our operations while prioritizing risk management and balance sheet flexibility, and we may, in the future, increase the size of our Fleet. Our future growth will primarily depend upon a number of factors, some of which may not be within our control. These factors include our ability to:

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

However, these alternative financing plans, if necessary, may not be sufficient to allow us to meet our debt obligations. In addition, our 27 owned vessels are pledged as collateral to secure our various debt obligations. If we are unable to meet our debt and other financing, lenders could elect to declare that debt, together with accrued interest and fees, to be immediately due and payable and proceed against the collateral vessels securing that debt or other assets.

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

As noted above, the loans under our credit facilities are generally advanced at a floating rate based on LIBOR. LIBOR has been the subject of recent national, international and other regulatory guidance and proposals for reform. On March 5, 2021, these reforms and other pressures caused the ICE Benchmark Administration (the “IBA”), the administrator of LIBOR, to announce the cessation of publication of certain types of LIBOR after December 31, 2020 with the cessation of the publication of remaining types of LIBOR after June 30, 2023. The United Kingdom Financial Conduct Authority (the “FCA”), which regulates LIBOR, separately announced that the IBA had notified the FCA of its intent to cease providing all LIBOR settings. While the FCA stated that, subject to the establishment of the new proposed powers, it would consult on the issue of requiring the IBA to produce certain LIBOR tenors on a synthetic basis, it confirmed that all 35 LIBOR settings will either cease to be provided by any administrator or will no longer be representative as of the dates published by the IBA. No successor administrator was identified in such announcements. Such announcements could cause LIBOR to perform differently before its eventual sunset than in the past. The consequences of these developments cannot be entirely predicted, but could include an increase in the cost of our variable rate indebtedness and obligations. Further, the viability of Secured Overnight Financing Rate, or SOFR, as an alternative reference rate and the availability and acceptance of other alternative reference rates are unclear and also may have adverse effects on market rates of interest and the value of securities and other financial arrangements. These uncertainties, proposals and actions to resolve them, and their ultimate resolution also could negatively impact our funding costs, loan and other asset values, asset-liability management strategies, and other aspects of our business and financial results. As a result of LIBOR ceasing to exist, in the near future we may need to renegotiate any credit agreements or interest rate derivative agreements extending beyond 2021 that utilize LIBOR as a factor in determining the interest rate or hedge rate, which could adversely impact our cost of debt. No assurance can be provided that the uncertainties around LIBOR or their resolution will not adversely affect the use, level, and volatility of our loans under our credit facilities generally advanced at a floating rate based on LIBOR.

As of December 31, 2020, we had $252.9 million of outstanding indebtedness and finance lease obligations with interest obligations based on LIBOR plus applicable margins.

We are leveraged, which could significantly limit our ability to execute our business strategy and we may be unable to comply with our covenants in our credit facilities that impose operating and financial restrictions on us, which could result in a default under the terms of these agreements.

As of December 31, 2020, we had $278.4 million of outstanding indebtedness under our credit facilities and other borrowings.

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

Security breaches and disruptions to our information technology infrastructure (cyber-security) could interfere with our operations and expose us to liability, which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

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

If we acquire and/or operate secondhand vessels, we could be exposed to increased operating costs which could adversely affect our earnings and, as our Fleet ages, the risks associated with older vessels could adversely affect our ability to obtain profitable charters.

Although none of the vessels in our Fleet are secondhand vessels, we may acquire and/or operate secondhand vessels in the future. While we expect that we would typically inspect secondhand vessels prior to acquisition, this does not provide us with the same knowledge about their condition that we would have had if these vessels had been built for and operated exclusively by us and therefore we cannot assure you that the quality of any secondhand vessels that we buy will be acceptable. Generally, purchasers of secondhand vessels do not receive the benefit of warranties from the builders for the secondhand vessels that they acquire. We cannot assure you that, if we acquire and operate second hand vessels in the future, as our secondhand vessels age, market conditions will justify expenditures or enable us to operate our secondhand vessels profitably during the remainder of their useful lives.

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

We have contracted, and may in the future contract, with a trading house or a shipyard for the construction of a newbuilding. In the event the seller or the shipyard does not perform under its contract and we are unable to enforce the refund guarantee with a third-party bank for any reason, or we have not obtained such a guarantee, we may lose all or part of our investment, which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Our failure to comply with data privacy laws could damage our customer relationships and expose us to litigation risks.

Data privacy is subject to frequently changing rules and regulations, which sometimes conflict among the various jurisdictions and countries in which we provide services. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our data privacy practices. Complying with these various laws is difficult and could cause us to incur substantial costs or require it to change its business practices in a manner adverse to its business.

For example, in Singapore, the Personal Data Protection Act 2012, No. 26 of 2012 of Singapore (“PDPA”) generally requires organizations to give notice and obtain consents prior to collection, use or disclosure of personal data (data, whether true or not, about an individual who can be identified from that data or other accessible information).Recent amendments to the PDPA, effective as of February 1, 2021, introduced a mandatory breach notification obligation. South Africa’s comprehensive privacy law known as the Protection of Personal Information Act, 4 of 2013 (the “POPIA”) became effective on July 1, 2020. All processing of personal information must conform with the POPIA’s provisions within one year after its commencement - organizations have a 12-month period to be POPIA-compliant by June 30, 2021. Failure to comply with POPIA may lead to penalties and fines up to R10 million.

In Europe, the E.U. adopted the General Data Privacy Regulation (“GDPR”), a comprehensive legal framework to govern data collection, use and sharing and related consumer privacy rights which took effect in May 2018. The GDPR includes significant penalties for non-compliance, including fines up to the higher of 20 million Euros and or 4% of global annual revenue. European regulators have issued numerous fines pursuant to the GDPR. In the United Kingdom, Brexit has created uncertainty with regard to the regulation of data protection. In particular, while the Data Protection Act of 2018, which implements and complements the GDPR, is now effective in the United Kingdom, it is still unclear whether transfer of personal data from the EEA to the United Kingdom will remain lawful under the GDPR after Brexit. In December 2020, the Brexit Trade and Cooperation Agreement (“TCA”) established a four- to six-month grace period during which transfers of personal data from the E.U. to the U.K. can continue without additional safeguards, provided that the U.K. maintains its pre-TCA data protection laws. On February 19, 2021, the European Commission released a draft adequacy decision for review by the European Data Protection Board. If adopted, that decision would permit the continued flow of personal data between the U.K. and the E.U. However, it is unclear how data transfers to and from the United Kingdom will be regulated after the grace period expires and whether or not the United Kingdom will receive a final adequacy decision from the European Commission permitting cross-border data transfer from the E.U. to the United Kingdom. In addition, we cannot fully predict how the Data Protection Act and other United Kingdom data protection laws or regulations may develop in the medium to longer term, which may further affect any adequacy decision. In addition to government activity, privacy advocacy and other industry groups have established and may continue to establish new self-regulatory standards that may place additional burdens on us.

Our failure to adhere to or successfully implement processes in response to changing regulatory requirements in this area could result in legal liability or impairment to our reputation in the marketplace, which could have a material adverse effect on our business, financial condition and results of operations.

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

The employment of our remaining tankers could be adversely affected by an inability to clear the oil majors’ risk assessment process, and we could be in breach of our charter agreements.

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

At our last annual general meeting on July 14, 2020, Grindrod Shipping’s shareholders provided authority for our directors to issue ordinary shares pursuant to the vesting of awards under our 2018 Forfeitable Share Plan, or 2018 FSP, which is subject to the condition that the aggregate number of ordinary shares at any one time which may be granted in an award under the 2018 FSP, together with all existing awards that have not yet vested under the 2018 FSP, shall not exceed 5% of the number of ordinary shares in issue (excluding treasury shares), as determined in reference to the day preceding the award. Such authority shall continue in force until the earliest of (i) the conclusion of our next annual general meeting, (ii) the expiration of the period within which our next annual general meeting is required by law to be held, or (iii) the point at which the maximum number of awards permitted to be made in terms of the 2018 FSP as per the abovementioned limit has been reached. Notwithstanding that the abovementioned authority may have ceased to be in force, ordinary shares may be issued after the expiry of the approval in pursuance of awards made under the 2018 FSP whilst the authority was in force (subject always to the abovementioned limit on the maximum number of shares). At our annual general meeting, expected to be held on May 20, 2021, we plan to seek the approval of our shareholders for issuances of ordinary shares for the purposes of our forfeitable share plan at the same maximum 5%, based on the number of ordinary shares in issue (excluding treasury shares) as determined in reference to the date proceeding the award.

At the forthcoming annual general meeting, we also plan to seek the approval of our shareholders for the allotment and issuance of ordinary shares whether by way of rights, bonus or otherwise and to allow us to make or grant offers, agreements or options that might or would require shares to be allotted and issued up to a number not exceeding 20% of the number of ordinary shares (excluding treasury shares) outstanding as at the date of the resolution allowing the same. Such authority shall continue in force until the earliest of (i) the conclusion of the next annual general meeting of the Company, (ii) the date by which the next annual general meeting is required by law to be held, or (iii) the point at which the maximum number of shares permitted as per the abovementioned limit has been reached.

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

Increased scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance (“ESG”) policies may impose additional costs on us or expose us to additional risks.

Companies across all industries are facing increased scrutiny relating to their ESG policies. Investor advocacy groups, certain institutional investors, investment funds, lenders and other market participants are increasingly focused on ESG practices and have placed increased importance on the implications and social cost of their investments. The increased focus may hinder access to capital, as investors and lenders may decide to reallocate capital as a result of their assessment of a company’s ESG practices. For example, lenders representing almost 50% of global shipping finance have signed up to the Poseidon Principles, a framework established in 2019 for responsible maritime shipping finance pursuant to which signatories agree to assess and disclose the climate alignment of their shipping portfolios and to work to bring the portfolios in line with the IMO’s climate targets. Reduced access to capital could hinder our growth. Companies that do not adapt to or comply with investor and lender expectations and standards, which are evolving, may suffer from reputational damage and their business, financial condition and stock price may be adversely affected.

We may face increasing pressure from stakeholders to priorities sustainable energy practices, reduce our carbon footprint and promote sustainability. It is likely that we will incur additional costs and require additional resources to monitor, report and comply with ESG requirements which could have a material adverse impact on our business, financial condition and results of operations.

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

We are an international shipping company that owns, charters-in and operates a fleet of drybulk carriers and tankers. We own some of our vessels directly and some of our vessels in a consolidated joint venture arrangement.

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

In the drybulk business we are primarily focused on the handysize and supramax/ultramax segments. We have 15 handysize drybulk carriers and 16 supramax/ultramax drybulk carriers in our Fleet with sizes ranging from 28,240 dwt to 62,660 dwt. Our drybulk carriers transport a broad range of major and minor bulk and breakbulk commodities, including ores, coal, grains, forestry products, steel products and fertilizers, along worldwide shipping routes, and are currently employed in pools of similarly sized vessels or in the spot market.

In the tankers business we are focused on the medium range tanker segment and also operate in the small tanker segment. We have three medium range tankers and one small tanker in our Fleet with sizes ranging from 16,900 dwt to 50,140 dwt. Our tankers carry petroleum products, which include both clean products, such as petrol, diesel, jet fuel and naptha, and dirty products, such as heavy fuel oil. Our tankers do not carry crude oil. Our tankers are also classed to carry low hazard chemical products, which include liquid bulk vegetable oils. Our tankers are currently commercially managed by Vitol, one of our former joint venture partners, and under various other arrangements, including charter-out, bareboat charter, under COA or in the spot market.

As of the date of this annual report, we operate our Fleet of 35 vessels consisting of 23 owned drybulk carriers, eight long-term chartered-in drybulk carriers and four owned tankers (see the below Fleet table for details). We regard vessels owned by the joint ventures in which we participate as owned vessels in our Fleet. As of the date of this annual report, our Fleet on the water has a total drybulk carrying capacity of approximately 1.4 million dwt and a total liquid bulk carrying capacity of approximately 167,000 dwt.

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

In previous years we partnered with global partners to operate a portion of our drybulk carriers through joint ventures. For more information on the vessels previously held through joint ventures and a description of the key terms of certain of these joint ventures, see the Fleet table and “—Our Joint Ventures” below.

We have previously and expect in future from time to time to contract for the construction of newbuilding vessels or the acquisition of newbuilding contracts. We have previously contracted, and currently expect in the future to contract, to charter in, on delivery, newbuilding vessels under construction. We may also acquire secondhand vessels.

From time to time, we may buy and sell vessels when we consider market conditions make it appropriate to do so and if our tonnage requirements permit. We consider that our trading of vessels involves both the acquisition of vessels at times when we perceive prices to be weak and the sale of vessels when values rise. In determining when to acquire vessels we take into account our liquidity position, our expectation of fundamental developments in the drybulk and tanker shipping sectors, the level of liquidity in the secondhand and charter markets, the cash flow earned by the vessel in relation to its value, the vessel’s condition and technical specifications with particular regard to fuel consumption, expected remaining useful life, the credit quality of the charterer and duration and terms of charter contracts for vessels acquired with charters attached, as well as the overall diversification of our Fleet and customers.

We operate two drybulk commercial pools for which we earn pool management fees from third-party vessel owners and the drybulk carrier joint ventures. We do not operate any tanker commercial pools. We also provide commercial management for the drybulk carrier joint venture. We also technically manage the majority of the vessels that we own directly or through joint ventures.

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

Our Competitive Strengths

We believe that we possess a number of competitive strengths, including:

•	Established shipping track record in key geographic markets. The Grindrod Shipping business has been involved in various sectors of the shipping industry for more than 100 years. With a core presence and primary offices in Africa and Asia, we maintain a strong focus and local business relationships with critical end-users in geographic regions that have been key to drybulk and tanker demand growth.

•	Experienced management team. Our management team is led by Martyn Wade, our Chief Executive Officer, who has 43 years of international shipping experience and has worked for vessel owners, operators and brokers in London, Johannesburg, New York and Singapore. Mr. Wade is a member of the Baltic Exchange Limited. Our management team collectively has over 200 years of combined shipping experience, and has developed industry relationships with charterers, lenders, shipbuilders, insurers and other industry participants.

•	Significant drybulk in-house commercial and technical management expertise. We commercially and technically manage the vast majority of our drybulk fleet in-house which has generally enabled us to consistently enjoy greater than 97% fleet utilization. We also operate two drybulk commercial management pools in the handysize and supramax/ultramax sectors that have historically demonstrated strong performance, on average, relative to industry benchmarks.

•	Vessel employment supported by cargo contracts and strong relationships with key counterparties. We operate a significant base of cargo contracts and we believe that our focus on cargo contracts supports the employment and regional positioning of our vessels to better enable us to mitigate spot market volatility while still allowing us to capture upside potential in stronger charter markets. We have also established strong long-term global relationships with shipping companies, charterers, shipyards, trading houses, brokers and commercial shipping lenders.

•	Quality fleet built to high specifications. We operate a quality fleet of drybulk carrier and tanker vessels with an average age of approximately seven years. Our drybulk carriers have predominantly been built in Japan and our tankers have been predominantly built in South Korea. We believe that owning and maintaining a quality fleet of Japanese and South Korean vessels reduces off-hire time and operating costs, improves safety and environmental performance and provides us with a competitive advantage in securing employment for our vessels. Additionally, we believe that quality vessels built in Japan and South Korea are able to retain value over market cycles. Our quality fleet will also better allow us to cost effectively comply with increasing environmental regulations that may be applicable to our vessels.

•	Long-standing risk management model and liquidity model. We operate a risk management model and a liquidity model that have been in place for many years and quantify the extent to which our financial position may be at risk to freight market movements and assess our liquidity position under various scenarios. We utilize these models to evaluate and attempt to mitigate market risk during any portion of a shipping cycle with a primary focus on maintaining acceptable levels of equity and liquidity in any potential market downturn.

Business strategies

Our primary objectives are to profitably grow our business, while prioritizing risk management and balance sheet flexibility, and to maintain and enhance our position as a successful owner and operator of drybulk carrier and tanker vessels. The key elements of our strategy are:

•	Primarily focus on handysize and supramax/ultramax drybulk market. We intend to continue focusing our operations in the key drybulk market segments in which we have historically excelled. Accordingly, we have materially reduced our exposure to the tanker sector and do not anticipate further growth in the sector at this time. We may adjust our exposure in each sector depending on market conditions and changes in our overall strategy.

•	Maintain balance sheet flexibility. We intend to take a prudent approach in managing our Fleet to ensure balance sheet flexibility, consistent with our risk management model and our liquidity model, remains a priority at all times. We currently intend to retain the majority of cash flow to allow us to strengthen our liquidity and reduce debt, and to adopt a cautious approach to fleet expansion.

•	Utilize a dynamic approach to fleet expansion. We believe that our approach to fleet management, which utilizes a combination of owned vessels, long-term charter-in vessels and short-term charter-in vessels, allows us significant flexibility to adjust our market exposure depending on market conditions. Our existing long-term contracts typically contain charter extension options and/or fixed price purchase options that can provide imbedded potential upside in stronger market conditions, while our short-term vessels often contain charter extension options as well. We intend to opportunistically exercise these options when market conditions make this attractive.

•	Leverage our in-house commercial management expertise. We intend to continue to optimize the employment of our drybulk carriers through participation in our in-house pools and management, which historically has provided us with the opportunity to maximize charter revenues while mitigating risk through a combination of charters, FFA’s and COA’s, which provide a stable base of cargoes around which we operate our Fleet.

•	Continue to grow our relationships with key industry players. We intend to continue to grow our relationships with key industry players in Japan which has historically provided us with access to attractive financing terms and high quality vessels for charters and acquisitions.

Our Fleet

The following tables set forth certain summary information regarding our Fleet as of the date of this annual report:

Drybulk Carriers — Owned Fleet (23 Vessels)

Vessel Name	Built	Country of Build	DWT	Ownership Percentage	Type of Employment
Handysize – Eco
IVS Tembe(2)	2016	Japan	37,740	68.86%	IVS Commercial(6)
IVS Sunbird(2)	2015	Japan	33,400	68.86%	IVS Handysize Pool
IVS Thanda(2)	2015	Japan	37,720	68.86%	IVS Commercial(6)
IVS Kestrel(2)	2014	Japan	32,770	68.86%	IVS Handysize Pool
IVS Phinda(2)	2014	Japan	37,720	68.86%	IVS Commercial(6)
IVS Sparrowhawk(2)	2014	Japan	33,420	68.86%	IVS Handysize Pool
Handysize
IVS Merlion	2013	China	32,070	100%	IVS Handysize Pool
IVS Raffles	2013	China	32,050	100%	IVS Handysize Pool
IVS Ibis	2012	Japan	28,240	100%	IVS Handysize Pool
IVS Kinglet(7)	2011	Japan	33,130	100%	IVS Handysize Pool
IVS Magpie(7)	2011	Japan	28,240	100%	IVS Handysize Pool
IVS Orchard	2011	China	32,530	100%	IVS Handysize Pool
IVS Knot(7)	2010	Japan	33,140	100%	IVS Handysize Pool
IVS Sentosa	2010	China	32,700	100%	IVS Handysize Pool
IVS Kingbird	2007	Japan	32,560	100%	IVS Handysize Pool
Supramax/Ultramax – Eco
IVS Prestwick	2019	Japan	61,300	100%	IVS Supramax Pool
IVS Okudogo	2019	Japan	61,330	100%	IVS Supramax Pool
IVS Swinley Forest(2)	2017	Japan	60,490	68.86%	IVS Supramax Pool
IVS Gleneagles(2)	2016	Japan	58,070	68.86%	IVS Supramax Pool
IVS North Berwick(2)	2016	Japan	60,480	68.86%	IVS Supramax Pool
IVS Bosch Hoek(2)	2015	Japan	60,270	68.86%	IVS Supramax Pool
IVS Hirono(2)	2015	Japan	60,280	68.86%	IVS Supramax Pool
IVS Wentworth(2)	2015	Japan	58,090	68.86%	IVS Supramax Pool

Drybulk Carriers — Long-Term Charter-In Fleet (8 Vessels)

Vessel Name	Built	Country of Build	DWT	Charter-In Period		Type of Employment
Supramax/Ultramax – Eco
IVS Atsugi(5)	2020	Japan	62,660	2022-24	(1)	IVS Supramax Pool
IVS Pebble Beach(5)	2020	Japan	62,660	2022-24	(1)	IVS Supramax Pool
IVS Phoenix	2019	Japan	61,470	2022-24	(1)	IVS Supramax Pool
IVS Hayakita(5)	2016	Japan	60,400	2023-26	(1)	IVS Supramax Pool
IVS Windsor	2016	Japan	60,280	2023-26	(1)	IVS Supramax Pool
IVS Pinehurst(5)	2015	Philippines(3)	57,810	2021-22	(1)	IVS Supramax Pool
IVS Crimson Creek	2014	Japan	57,950	2022		IVS Supramax Pool
IVS Naruo(5)	2014	Japan	60,030	2021-24	(1)	IVS Supramax Pool

 Tankers – Owned Fleet (4 Vessels)

Vessel Name	Built	Country of Build	DWT	IMO Designation	Ownership Percentage	Type of Employment
Medium Range Tankers – Eco
Matuku(7)	2016	South Korea	50,140	II,III	100%	Bareboat Charter (Expires 2022)
Leopard Moon	2013	South Korea	50,000	III	100%	Vitol Commercial(4)
Leopard Sun	2013	South Korea	50,000	III	100%	Vitol Commercial(4)
Small Product Tankers
Breede	2009	China	16,900	II, III	100%	Spot Market and COA

(1)	Expiration date range represents the earliest and latest redelivery periods due to extension options.

(2)	Owned through IVS Bulk Pte. Ltd., a subsidiary in which we have a 68.86% interest.

(3)	Constructed at Tsuneishi Cebu Shipyard, a subsidiary of Tsuneishi Shipbuilding of Japan.

(4)	Our eco product tankers, other than Matuku, are commercially managed by Mansel Pte. Ltd. Mansel, an affiliate of Vitol, procures shipping for various oil cargoes traded by Vitol.

(5)	Includes purchase options for Grindrod Shipping.

(6)	Commercially managed by Grindrod Shipping alongside the IVS Handysize Pool.

(7)	Each of IVS Knot, IVS Kinglet, IVS Magpie and Matuku has undergone separate financing arrangements in which we sold the vessel but retained the right to control the use of the vessel for a period up to 2030, 2031, 2031, and 2035 respectively, and we have an option to acquire the vessel commencing in 2021 for the drybulk vessels and in 2022 for the tanker. We regard the vessels as owned since we have retained the right to control the use of the vessel.

Employment of Our Fleet

We aim to manage our business in a manner that achieves a balance between maximizing revenue opportunities and protecting against declines in revenue. We operate our vessels in commercial pools, in the spot market, on long- and short-term time charters and on occasion on bareboat charters. In addition to employing our vessels in these ways, we use FFAs and enter into COAs to manage our revenue risk and employment risk. Where we carry cargo under COAs, we may utilize our Fleet to do so or we may utilize vessels that we short-term charter-in that are not part of our Fleet. We currently employ our vessels primarily in the spot market or spot market-oriented pools and we do not have a significant amount of fixed revenue cover.

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

A pool aggregates the revenue and agreed expenses, which are usually voyage related expenses, of all of the vessels in the pool and distributes the net earnings calculated on (i) the number of pool points for the vessel, and (ii) the number of days the vessel was available to earn revenue for the pool in a distribution period. Usually a single pool manager is responsible for both the administrative and commercial management of the participating vessels, including marketing the pool, negotiating charters, including voyage charters, short duration time charters and longer term COAs, conducting pool operations, including the distribution of pool cash earnings, and managing bunker purchases, port charges and administrative services for the vessels. For these services the pool manager charges a fee, which may be a flat rate per day per vessel in the pool, or a fixed percentage rate applied typically to the gross revenue earned by the pool, or a combination of both. The pool participants remain responsible for all other costs including the financing, insurance, manning and technical management of their owned vessels or payment of charter hire to the owners of chartered-in vessels they have entered into the pool. For information regarding our accounting policies with respect to pool arrangements, see Note 2.18 to the audited consolidated and combined financial statements.

In 2013, we established two drybulk commercial management pools in the handysize and supramax/ultramax sectors that have each demonstrated an ability to outperform, on average, relative to their industry benchmarks since their inception.

Our IVS Handysize Pool includes all of the handysize vessels in our Fleet, including previously held through joint ventures, except for the three approximately 37,700 dwt handysize vessels which are commercially managed as a group by the same in-house team that manages the IVS Handysize Pool. For more information on the vessels previously held through joint ventures, see the Fleet table and “—Our Joint Ventures” below. In addition, there are numerous other vessels that we have short-term chartered-in and currently three other vessels owned by other vessel owners in the IVS Handysize Pool. This pool includes vessels of between approximately 28,000 dwt and 34,000 dwt, and one vessel of approximately 38,000 dwt owned by another vessel owner (redelivered to the owner during 2020), and currently trades primarily in the spot market. As pool managers we have the ability to contract pool vessels out on time charters for up to 12 months. The net earnings allocated to vessels in the IVS Handysize Pool are distributed on the basis of (i) the number of pool points for the vessel, which are based on vessel attributes such as cargo carrying capacity, fuel consumption and construction characteristics, and (ii) the number of days the vessel was available to earn revenue for the pool in a distribution period. While all of the vessels in the IVS Handysize Pool are generally similar in terms of pool point allocations, the number of days a vessel is available to earn revenue varies on the basis of when a vessel enters or exits the pool or upon the occurrence of other events such as drydocking or repairs. In light of the foregoing, this results in all vessels in the IVS Handysize Pool receiving net earnings distributions that generally reflect actual availability for use in the pool.

Our IVS Supramax Pool includes all of the supramax/ultramax vessels in our Fleet, including previously held through joint ventures. For more information on the vessels previously held through joint ventures, see the Fleet table and “—Our Joint Ventures” below. There are no vessels owned by independent third parties in this pool. This pool includes vessels of between approximately 57,800 dwt and 62,660 dwt and currently trades in a combination of COAs and the spot market. As pool managers, we have the ability to contract pool vessels out on time charters for up to 12 months. The net earnings allocated to the vessels in the IVS Supramax Pool are distributed on the basis of (i) the number of pool points for the vessel, which are based on vessel attributes such as cargo carrying capacity, fuel consumption, and construction characteristics, and (ii) the number of days the vessel was available to earn revenue for the pool in a distribution period. While all of the vessels in the IVS Supramax Pool are generally similar in terms of pool point allocations, the number of days a vessel is available to earn revenue for the pool varies on the basis of when a vessel enters or exits the pool or upon the occurrence of other events such as drydocking or repairs. In light of the foregoing, this results in all vessels in the IVS Supramax Pool receiving net earnings distributions that generally reflect actual availability for use in the pool.

During 2020, two owned medium range tankers of approximately 40,000 dwt were entered into the Handy Tanker Pool operated by Maersk until they were sold. There are currently 57 other vessels in this pool owned by other vessel owners. This pool includes vessels of between approximately 29,000 dwt and 40,250 dwt and currently operates primarily in the spot market. The net earnings allocated to vessels in the Handy Tanker Pool are distributed on the basis of (i) the number of pool points for the vessel, which are based on vessel attributes such as cargo carrying capacity, IMO class, age engine load settings and operational flexibility factors, such as the ability to enter various harbors and ports or pass through canals and straits, and (ii) the number of days the vessel was available to earn revenue for the pool in a distribution period. While all of the vessels in the Handy Tanker Pool are generally similar in terms of pool point allocations, the number of days a vessel is available to earn revenue for the pool varies on the basis of when a vessel enters or exits the pool, or upon the occurrence of other events such as drydocking or repairs or the vessel no longer meeting the qualifying criteria to participate in the pool. In light of the foregoing, this results in all vessels in the Handy Tanker Pool receiving net earnings distributions that generally reflect actual availability for use in the pool.

During 2020, one of our small product tankers was entered into the Brostrom Tanker Pool operated by Maersk until it was sold. This pool includes vessels of between approximately 12,700 dwt and 18,800 dwt and operated primarily in the spot market during 2020. The net earnings allocated to vessels in the Brostrom Tanker Pool are distributed on the basis of (i) the number of pool points for the vessel, which are based on vessel attributes such as cargo carrying capacity, age and operational flexibility factors, such as the ability to enter various harbors and ports or pass through canals and straits, and (ii) the number of days the vessel is available to earn revenue for the pool in a distribution period. While all of the vessels in the Brostrom Tanker Pool are generally similar in terms of pool point allocations, the number of days a vessel is available to earn revenue for the pool varies on the basis of when such vessels enter or exit the pool or upon the occurrence of other events such as drydocking or repairs or the vessel no longer meeting the qualifying criteria to participate in the pool. In light of the foregoing, this results in all vessels in the Brostrom Tanker Pool receiving net earnings distributions that generally reflect actual availability for use in the pool. As of the date of this annual report, we do not have any small tankers operating in this pool.

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

Our three approximately 37,700 dwt handysize vessels are currently primarily employed in the spot market and the vessels in the IVS Handysize Pool, are currently also employed in the spot market. The vessels in the IVS Supramax Pool currently trade in a combination of COAs and the spot market.

Commercial Management

We own three medium range tankers of approximately 50,000 dwt, two of which were previously owned through a joint venture with Vitol. These two medium range tankers are commercially managed by Mansel (an affiliate of Vitol that procures shipping for oil cargoes traded by Vitol) and are currently operated in the spot market and on Vitol traded cargoes.

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

IVS Bulk Pte. Ltd.

Prior to February 14, 2020, we, through our wholly owned subsidiary GSPL, owned an approximately 33.5% interest in IVS Bulk Pte. Ltd., or IVS Bulk, a joint venture with Sankaty European Investments III S.à.r.l, or Sankaty, and Regiment Capital Ltd, or Regiment. Effective February 14, 2020, we increased our ownership to 66.75% as discussed below. Effective February 14, 2020, the financials of IVS Bulk are consolidated into our financial statements following the acquisition of the additional 33.25% rather than being accounted for under the equity accounting method, as had previously been the case. IVS Bulk owns 12 drybulk carriers, consisting of six handysize vessels and six supramax/ultramax vessels. We serve as the commercial and technical manager for these vessels and have employed the three smaller handysize vessels in our IVS Handysize Pool and commercially manage the three approximately 37,700 dwt handysize vessels alongside that pool and have employed the supramax/ultramax vessels in our IVS Supramax Pool, for which we are paid fees by IVS Bulk. Under the IVS Bulk shareholder’s agreement, profits are paid to the shareholders pro-rata, subject to certain priority provisions set forth in the shareholder’s agreement.

In addition to our equity interest in IVS Bulk, as of December 31, 2018, an amount of $9.2 million was outstanding under a loan GSPL made to IVS Bulk, which bears interest at 15.0% per year. During 2019, GSPL sold a portion of this loan at face value to Sankaty, and, as of December 31, 2019, an amount of $2.7 million was outstanding under this loan. This loan was repaid on February 13, 2020.

The IVS Bulk joint venture was initially scheduled to expire on December 31, 2018. However, the termination date was extended into 2020 and in the first quarter of 2020 we further restructured the joint venture. On February 13, 2020, IVS Bulk refinanced the two credit facilities of its subsidiaries with two new senior secured loans, one in the amount of approximately $114.1 million and another in the amount of approximately $13.1 million, totaling approximately $127.2 million, repayable in February 2025. On the same day, our wholly owned subsidiary GSPL drew down the full amount available under a new $35.8 million financing facility to partly fund the acquisition of Regiment’s interests, and IVS Bulk redeemed, pro rata, $7.7 million of its preferred equity and repaid an $8.3 million loan from Sankaty and the $2.7 million loan from GSPL. Grindrod Shipping is included as a joint and several borrower together with IVS Bulk under the $114.1 million facility, as an alternative to Grindrod Shipping providing a guarantee to the lenders under that facility. Grindrod Shipping has provided an undertaking to Sankaty that it will not directly borrow under this facility, and to the extent it has not borrowed under this facility but is nevertheless required, as a joint and several borrower, to make payments to the lenders, Sankaty has provided Grindrod Shipping with an indemnity for its share of such payment, so that as between Grindrod Shipping and Sankaty the net payment is borne in proportion to each of our shareholding in IVS Bulk. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Loan Agreements”.

Effective February 14, 2020, we acquired all of Regiment’s 33.25% ordinary and preferred equity in IVS Bulk for a combined amount of $44.1 million, increasing our interest to 66.75%, and we entered into a new shareholders’ agreement with Sankaty, the remaining partner, that grants us control of key aspects of the corporate governance of IVS Bulk and, as a result, as noted above, the financials of IVS Bulk are consolidated into our financial statements following the acquisition of the additional 33.25% rather than being accounted for under the equity accounting method, as has previously been the case.

The new shareholders’ agreement does not contain a firm expiration date. On February 14, 2021 the shareholders acquired certain rights relating to the sale of the shares or assets of the company. In this regard, on and from such date, Sankaty is entitled to sell all of its shares in IVS Bulk to GSPL, based on an agreed pricing mechanism. Should GSPL elect not to purchase those shares, GSPL is entitled to initiate a termination of the joint venture through the sale of the vessels. Upon termination, GSPL has a right of first refusal to purchase the vessels owned by IVS Bulk at an independently determined market value. If GSPL does not purchase the vessels, Sankaty will have the right to purchase the vessels at the same price offered to GSPL. If the vessels are not sold to GSPL or Sankaty, the vessels will be sold in the open market. The proceeds from any vessel sales will be applied to any outstanding third party liabilities, then to repay any excess contributions by the shareholders, and thereafter as dividends, subject to certain restrictions.

On December 1, 2020, a loan of $4.0 million provided by GSPL to IVS Bulk was converted into equity in the form of “A Class” shares in line with the new shareholders agreement. The loan was initially provided on September 30, 2020, with interest calculated at LIBOR plus 3.1%. The transaction increased GSPL’s shareholding by 2.11% in IVS Bulk from 66.75% to 68.86%.

Leopard Tankers Pte. Ltd.

As of December 31, 2020, we owned a 50% interest in Leopard Tankers Pte. Ltd., or Leopard Tankers, a former joint venture with Vitol, or our joint venture partner. Leopard Tankers owned four 50,000 dwt tankers, which were commercially managed by Mansel, an affiliate of Vitol, which received a management fee. This joint venture terminated and we acquired two medium range “eco” tankers from the joint venture, namely Leopard Sun and Leopard Moon, in January and February 2019, respectively, and our joint venture partner acquired the remaining two vessels from Leopard Tankers in February and March 2019. The financial results of Leopard Sun and Leopard Moon are consolidated into our financial statements following delivery of these vessels to us. Leopard Tankers Pte. Ltd. and its subsidiaries are in the process of being wound up.

Management of Our Business

General management

Overall responsibility for the oversight of the management of our company rests with our board of directors. We do all of the financial and administrative management of our business ourselves, contracting in human resource, financial, legal, tax and other specialist advice from reputable, arm’s length service providers when required. We and our wholly owned subsidiary GSSA each entered into a transitional services agreement with Former Parent in connection with the Spin-Off, under which Former Parent provides to us and our subsidiaries, among other things, corporate secretarial services, internal audit and information technology services. The corporate secretarial and internal audit services were terminated during 2020 and the information technology services were terminated in January 2021. We and our wholly owned subsidiary GSSA each entered a related licensing agreement in respect of the use of certain intellectual property of Former Parent through June 2021 and GSSA remains party to a property lease agreement subject to termination on short-term notice.

Commercial management

Decisions about how to commercially employ our Fleet, and general commercial and strategic decisions relating to the conduct of our business, including participation in joint ventures, are made by our own management and employees, under guidance and authority from our board of directors in accordance with our governance framework.

Technical Management

We technically manage in-house the majority of our vessels that we own directly or through joint ventures. We currently employ a team of 14 experienced and qualified managers plus 21 support staff in Singapore, Durban and Manila. This team includes four master mariners and eight Class 1 marine engineers who perform superintendent and technical management functions for the in-house managed vessels. Our technical management team is responsible for the technical operation and upkeep of these vessels, including procurement, crewing, maintenance, repairs and dry dockings, maintaining required vetting approvals and relevant inspections, and ensuring that our vessels under in-house management comply with the requirements of classification societies, as well as relevant government, flag state, environmental and other regulations.

A majority of the crews we employ are sourced from third-party crewing providers with whom we contract directly for the supply of crews to the vessels we manage in-house. Our technical team also operates the Grindrod Shipping Training Academy located in Durban from where we source some of our crewing requirements.

In addition, our in-house technical team also oversees the third-party technical managers who we have contracted to carry out technical management functions for the balance of our Fleet. Currently, we use one outside technical management provider, LSC Ship Management, or LSC. LSC technically manages the two vessels we acquired from our former joint venture with Vitol.

Under the current technical management agreement with LSC, the third-party technical managers are responsible for the technical operation and upkeep of our vessels, including crewing, if specified, maintenance, repairs and dry dockings, maintaining required vetting approvals and relevant inspections, and to ensure our vessels under their management comply with the requirements of classification societies, as well as relevant government, flag state, environmental and other regulations and each vessel subsidiary pays the actual cost associated with the technical management and an annual management fee for the relevant vessel.

The management agreement with the third-party technical manager is cancelable by us or the third-party technical manager for any reason at any time upon 60 days’ prior written notice to the other. Upon termination we are generally required to cover actual crew support costs and severance costs and pay a management fee for an additional three months. We may be required to obtain the consent of any applicable charterer and from some of our lenders before we appoint a new manager, however, such consent may not be unreasonably withheld.

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

For the years ended December 31, 2020, 2019, 2018 and 2017, no customers accounted for 10% or more of our drybulk business revenue and for the year ended December 31, 2016, one customer accounted for 10% or more of our drybulk business revenue in the amount of approximately $40.9 million. For the year ended December 31, 2020, four customers accounted for 10% or more of our tankers business revenue in amounts of approximately $17.5 million, $14.9 million, $13.9 million and $9.1 million, respectively. For the year ended December 31, 2019, five customers accounted for 10% or more of our tankers business revenue in amounts of approximately $21.2 million, $15.5 million, $8.5 million, $7.9 million and $7.4 million, respectively. For the year ended December 31, 2018, three customers accounted for 10% or more of our tankers business revenue in amounts of approximately $17.3 million, $14.3 million and $6.3 million, respectively. For each of the years ended December 31, 2017 and 2016, four customers accounted for 10% or more of tankers business revenue, in the amounts of approximately $17.8 million, $15.7 million, $10.9 million and $8.9 million, respectively, in 2017 and $33.2 million, $12.3 million, $9.9 million and $9.1 million, respectively, in 2016. Each of the foregoing with respect to the drybulk carrier business and tankers business has been calculated excluding revenue attributable to the OACL and Unicorn Bunker businesses, respectively, which were sold in the first quarter of 2018.

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

MEPC adopted amendments to Annex VI on October 10, 2008, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board vessels. As of January 1, 2012, the amended Annex VI required that fuel oil contain no more than 3.50% sulfur (from the previous cap of 4.50%). On October 27, 2016, at its 70th session, MEPC 70, MEPC announced its decision concerning the implementation of regulations mandating a reduction in sulfur emissions from the current 3.5% to 0.5% as of the beginning of 2020, rather than pushing the deadline back to 2025. In MEPC 72, MEPC further agreed to prohibit the carriage of non-compliant fuel after 2020, unless a vessel is fitted with an equivalent arrangement such as a scrubber. As of January 2020, vessels now have to either reduce sulfur from emissions through the installation and use of emission scrubbers or buy fuel with lower sulfur content that is more expensive than standard marine fuel. Consequently, complying with MEPC 70 could result in a significant capital expenditure or a significant increase in the cost of bunkers. We use compliant bunker fuel in our vessels and have not yet ordered and do not currently plan to order any emissions treating systems for fitting on our existing vessels or our newbuildings currently under construction, although we may do so in the future for our current and / or future vessels. While we believe that burning compliant fuel, rather than treating non-compliant fuel, is an appropriate commercial strategy, the net earnings of our vessels may be negatively impacted by a differentiated bunker fuel market in the future and our vessels may not be as attractive to charterers as vessels fitted with exhaust treatment systems.

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

Compliance with the EPA and the USCG regulations could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters. While we believe that our vessels have been or will be fitted with systems that will comply with the standards, those systems may not be approved. If they are not approved it could have an adverse material impact on our business, financial condition, and results of operations depending on the available ballast water treatment systems and the extent to which existing vessels must be modified to accommodate such systems. In addition, certain states have enacted more stringent discharge standards as conditions to their required certification of the VGP, and can continue to enforce those standards until the USCG VIDA regulations are finalized. Although VIDA clarifies some of the confusion regarding the differing United States regulatory schemes applicable to ballast water, it continues to remain unclear how the ballast water requirements set forth by the EPA, the USCG, and IMO BWM Convention, some of which are in effect and some which are pending, will co-exist.

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

The information set forth below was recorded and calculated using Bluetracker One Fleet Performance software. This information is in respect of our wholly owned vessels and vessels in our joint ventures during the relevant period, except Leopard Moon, Leopard Sun and Matuku, for the twelve month periods ended December 31.

66

	2020	2019
General
Fleet average age mid-period (years)	7.4	6.8
CO2 Emissions generated during the period (metric tonnes)	335,634	375,753
Annual Efficiency Ratio for the period (grams CO2 / deadweight ton-mile)(2)
All vessels	5.74	6.23
Tankers	9.54	9.82
Handysize drybulk carriers	6.57	6.69
Supramax / ultramax drybulk carriers	4.56	4.74
Energy Efficiency Operational Indicator for the period (grams CO2 / cargo ton-mile)(3)
All vessels	10.30	10.46
Tankers	20.53	18.97
Handysize drybulk carriers	12.13	10.99
Supramax / ultramax drybulk carriers	7.88	7.95

(1)	Our emissions data is based on the reporting tools and information reasonably available to Grindrod Shipping and its applicable third-party technical managers. Grindrod Shipping assesses such data from time to time and may adjust and restate data to reflect latest information.

(2)	AER is reported in unit grams of CO2 per deadweight ton-mile and is calculated by dividing (i) mass of fuel consumed by type, converted to equivalent mass CO2 by (ii) the design deadweight tonnage of the vessel (in metric tons) multiplied by distance travelled, both laden and in ballast (in nautical miles).

(3)	EEOI is reported in unit grams of CO2 per cargo ton-mile and is calculated by dividing (i) mass of fuel consumed by type, converted to equivalent mass of CO2 by (ii) cargo carried (in metric tons) multiplied by laden voyage distance (in nautical miles). This calculation is performed as per IMO MEPC.1/Circ.684

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

Hull and Machinery and War Risks Insurance

We maintain marine hull and machinery and war risks insurance, which will include the risk of actual or constructive total loss, for all of our owned vessels. We also maintain increased value coverage for most of our vessels. Under this increased value coverage, in the event of total loss of a vessel, we will be able to recover the sum insured under the increased value policy in addition to the sum insured under the hull and machinery policy. Increased value insurance also covers excess liabilities which are not recoverable under our hull and machinery policy by reason of under insurance. Each of our vessels is currently covered up to at least fair market value with deductibles ranging between $125,000 to $162,500 per vessel per incident.

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

Our protection and indemnity insurance coverage for pollution will be $1.0 billion per vessel per incident. The thirteen P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pool agreement to reinsure each association’s liabilities. Each P&I Association has capped its exposure to this pool agreement at a floating rate that is generally valued at approximately $6.5 billion. As a member of a P&I Association which is a member of the International Group, we are subject to calls payable to the associations based on the group’s claim records as well as the claim records of all other members of the individual associations and members of the pool of P&I Associations comprising the International Group.

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

We may take advantage of these exemptions for foreign private issuers until such time as we are no longer a foreign private issuer. We are required to determine our status as a foreign private issuer on an annual basis at the end of our second fiscal quarter. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (1) the majority of our executive officers or directors are U.S. citizens or residents; (2) more than 50% of our assets are located in the United States; or (3) our business is administered principally in the United States. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Ordinary Shares—Grindrod Shipping may lose its foreign private issuer status, which would then require it to comply with the Exchange Act’s domestic reporting regime and cause Grindrod Shipping to incur additional legal, accounting and other expenses.”

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

We currently are involved in a dispute with Her Majesty’s Revenue & Customs service of the United Kingdom, or HMRC, regarding a tax of 28% on a balancing charge against one of our subsidiaries. This tax relates to the purchase of the Torea vessel in December 2010 (which we subsequently sold in October 2017) following the vessel coming out of the U.K. tonnage tax regime earlier in the period. An adverse resolution of this dispute could result in an additional tax liability to us of approximately $5.7 million plus interest on late paid tax. While defenses are available to us, a liability amount of $2.4 million has been recorded in our consolidated and combined financial statements. The HMRC has issued a Closure Notice indicating that this tax is payable, which we have appealed. On May 1, 2018, the HMRC upheld the Closure Notice. On May 22, 2018, we appealed to the Tax Tribunal in London and on October 31, 2018, we agreed on a statement of facts with HMRC. On November 13, 2019, the First-Tier Tribunal issued its decision on our appeal, finding in our favor. On January 8, 2020, HMRC made an application to the First-Tier Tribunal to appeal its decision and on February 6, 2020 the First-Tier Tribunal released its decision refusing HMRC’s application to appeal to it. On March 5, 2020, HMRC applied to the Upper Tribunal for permission to appeal the decision of the First-Tier Tribunal, and on March 11, 2020, the Upper Tribunal issued its decision granting the permission sought and we have opposed the appeal. The Upper Tribunal hearing took place on March 17, 2021 and we are waiting for the Upper Tribunal to make their final decision. It is not currently possible to predict when the dispute will be resolved.

C.	Organizational Structure

Grindrod Shipping is a company incorporated under the laws of Singapore. We directly own two subsidiaries through which business operations are conducted and staff are employed. One is a Singapore company and the other is a South African company. Each of our wholly owned vessels is held through separate, wholly owned subsidiaries of our Singapore subsidiary, each of which is incorporated in Singapore, except one incorporated in the Marshall Islands. In addition, 12 ships in our fleet are held by Singapore incorporated subsidiaries of IVS Bulk, in which we hold a 68.86% controlling interest. Please see Exhibit 8.1 to this annual report for a list of our current subsidiaries.

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

Overview

We are an international shipping company that owns, charters-in and operates a fleet of drybulk carriers and tankers. We own some of our vessels on our own and some of our vessels through IVS Bulk in which a third party has an interest but which we control. We operate two businesses primarily in: the drybulk carriers business, which is further divided into handysize, supramax/ultramax, and other operating segments; and the tankers business, which is further divided into medium range tankers, small tankers, and other operating segments. Activities that do not relate to these business segments are accumulated in an “unallocated” segment. Our historical business also includes a container business which we held through OACL, and a bunker business which we held through Unicorn Bunker, both of which were separated from Grindrod Shipping in the first quarter of 2018. See “—The Spin-Off” below.

Our handysize and supramax/ultramax operating fleet consists of 23 owned drybulk carriers (including 12 drybulk carrier that we own through IVS Bulk) and eight long-term chartered-in drybulk carriers. We have 15 handysize drybulk carriers and 16 supramax/ultramax drybulk carriers in our operating fleet with sizes ranging from 28,240 dwt to 62,660 dwt. Our drybulk carriers transport a broad range of major and minor bulk and breakbulk commodities, including ores, coal, grains, forestry products, steel products and fertilizers, along worldwide shipping routes, and are currently employed in pools of similarly sized vessels or in the spot market.

Our tanker operating fleet consists of four owned tankers. We have three medium range tankers and one small tanker in our operating fleet with sizes ranging from 16,900 dwt to 50,140 dwt. Our tankers carry petroleum products, which include both clean products, such as petrol, diesel, jet fuel and naptha, and dirty products, such as heavy fuel oil. Our tankers do not carry crude oil. Our tankers are also classed to carry low hazard chemical products, which include liquid bulk vegetable oils. Our tankers are currently employed in pools of similarly sized vessels, commercially managed by third parties, and under various other arrangements, including bareboat charter, under COAs or in the spot market.

Recent Developments

Vessels

On February 22, 2021, we agreed to extend the charter-in of the 2014-built Japanese eco supramax vessel IVS Crimson Creek for a period of 11 to 13 months commencing April 1, 2021.

On March 11, 2021, the 2013-built medium range tankers Leopard Moon and Leopard Sun were contracted for sale for $21.4 million each. The vessels are expected to be delivered to the new owners in April 2021, though we can provide no assurances that the delivery will take place by that time or at all.

On March 11, 2021, the 2009-built small tanker Breede was contracted for sale for $6.8 million. The vessel is expected to be delivered to the new owner in April 2021, though we can provide no assurances that the delivery will take place by that time or at all.

Following these vessel sales, our core Fleet will comprise of 15 handysize and 16 supramax/ultramax drybulk carriers, and one medium range product tanker currently on bareboat charter-out.

Share Issuance

On March 1, 2021, the ordinary shares of Grindrod Shipping increased from 19,063,833 to 19,310,024. The additional shares issued were issued to certain employees to partially settle the 2018 FSP awards due to vest on March 1, 2021 (the balance of the 2018 FSP awards were settled with the remaining 56,975 treasury shares).

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

Cost of sales. Cost of sales includes voyage expenses which represent the direct costs associated with operating a vessel between loading and discharge at the applicable ports and include pool distributions (which consist of net earnings payable to third-party and unconsolidated joint venture owners of vessels in the pools we manage), fuel expenses, port expenses, other expenses and freight forward agreements; vessel operating costs, which consist of crew expenses, repairs and maintenance, insurance, and other costs associated with the technical management of the Fleet; charter hire costs, which primarily relates to time charter contracts; depreciation of ships, drydocking and plant and equipment – owned assets; depreciation of ships and ship equipment – right-of-use assets; other expenses, which consist of container expenses, freight expenses, cargo handling, provision for onerous contracts, and other logistic purchases; and cost of ship sale, which consists of cost of sales on sale of ships classified as inventories and cost of sales on sale of bunkers and other consumables sold with a vessel.

Other operating (expense) income. Other operating expense consisted primarily of foreign exchange loss, impairment loss on ships, impairments on intangibles and goodwill, impairment loss on right-of-use assets, impairment loss on the net assets of disposal groups and other operating expenses. Other operating income consists of dividend income, profit on sale of business and foreign exchange gain.

Administrative expense. Administrative expense comprise general corporate overhead expenses, including personnel costs, property costs, audit fees, legal and professional fees, and other general administrative expenses. Personnel costs include, among other things, salaries and short- and long-term incentives, pension costs, fringe benefits, travel costs and health insurance. Administrative expense may increase in connection with becoming a publicly reporting, listed entity, as a result of, among other things, increased audit, legal and professional fees and listing and exchange related costs. In addition, personnel costs may increase for a number of reasons, including in connection with relocation of certain management personnel to our Singapore office in connection with the Spin-Off.

Share of losses of joint ventures. Share of losses of joint ventures relates to operating profits or losses attributable to our joint ventures. Our joint ventures, which include IVS Bulk for the period prior to February 14, 2020, are accounted for on an equity basis.

Impairment loss recognized on financial assets. Impairment loss recognized on financial assets relates to expected credit losses and changes in those expected credit losses, to reflect changes in credit risk since the initial recognition of the financial assets.

Interest income. Interest income primarily relates to interest on loans to joint ventures; bank interests; and other interests.

Interest expense. Interest expense primarily relates to interest on ship loans, interest on loans from related companies and interest on bank and non-bank loans.

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

The Spin-Off

In connection with the Spin-Off, Former Parent sold all of the shares it held in its wholly-owned subsidiaries, GSPL and GSSA, to Grindrod Shipping, in exchange for a market related consideration. On the Closing Date, Former Parent made a pro rata distribution to its shareholders that resulted in its shareholders receiving Grindrod Shipping ordinary shares in the same proportion as they held their Former Parent ordinary shares immediately prior to the consummation of the Spin-Off.

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

Below is a reconciliation from TCE revenue to revenue.

	Year Ended December 31,
	2020			2019			2018
(In thousands of U.S. dollars)	Revenue	Voyage Expenses	TCE Revenue	Revenue	Voyage Expenses	TCE Revenue	Revenue	Voyage Expenses	TCE Revenue
Vessel revenue
Handysize	74,641	(30,995)	43,646	102,805	(53,449)	49,356	116,372	(57,707)	58,665
Supramax/ultramax	124,352	(48,547)	75,805	153,937	(74,286)	79,651	146,097	(71,087)	75,010
Medium range tankers	23,412	(15)	23,397	37,813	(5,502)	32,311	37,911	(7,966)	29,945
Small tankers	6,647	(1,586)	5,061	13,419	(2,497)	10,922	17,395	(3,463)	13,932
Other drybulk carriers	222			—			1,218
Other tankers	5,241			5,182			5,183
Ship sale revenue	43,075			16,546			8,667
Other revenue	2,105			5,989			6,496
Adjustments(*)	(478)			(4,645)			(20,321)
Revenue	279,217			331,046			319,018

*	Vessel revenue earned and voyage expenses incurred by the joint-ventures are included within the operating segment information on a proportionate consolidation basis for the period the joint venture existed during the relevant period. Accordingly, joint-ventures’ proportionate financial information are adjusted out to reconcile to the consolidated and combined financial statements.

Vessel operating costs per day. Vessel operating costs per day represents vessel operating costs divided by the number of calendar days for owned vessels during the period. The vessel operating costs and the number of calendar days used to calculate vessel operating costs per day includes the proportionate share of our joint ventures’ vessel operating costs and calendar days for the period the joint venture existed during the relevant period and excludes charter-in costs and charter-in days.

Vessel operating costs per day is a non-GAAP performance measure commonly used in the shipping industry to provide an understanding of the daily technical management costs relating to the running of owned vessels.

Long-term charter-in costs and Long-term charter-in costs per day. Long-term charter-in costs is defined as the charter costs relating to chartered-in vessels included in our Fleet from time to time, which are vessels for which the period of the charter that we initially commit to is 12 months or more, even if at a given time the remaining period of their charter may be less than 12 months (“long-term charter-in vessels”). Such long-term charter-in costs, divided by the number of operating days for the relevant vessels during the period, is long-term charter-in costs per day.

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

Long-term charter-in costs and long-term charter-in costs per day are non-GAAP performance measures used primarily to provide an understanding of the total costs and total costs per day relating to the charter-in of the company’s long-term chartered-in vessels.

Below is a reconciliation from long-term charter-in costs to adjusted charter hire costs for the 12 month periods ended December 31, 2020, 2019, and 2018.

	Year ended December 31,
	2020
(In thousands of U.S. dollars)	Charter hire costs	Lease payments on Ships	Adjusted charter hire costs	Long-term charter-in costs	Short- term charter- in costs	Adjusted charter hire costs

Handysize	8,827	—	8,827	—	8,827	8,827
Supramax/ultramax	25,541	27,388	52,929	27,143	25,786	52,929
Medium range tankers	3,851	1,795	5,646	5,646	—	5,646
Small tankers	—	—	—	—	—	—
Others	—	—	—	—	—	—
Adjustments(*)	—	—	—	—	—	—
	38,219	29,183	67,402			67,402

	Year ended December 31,
	2019
(In thousands of U.S. dollars)	Charter hire costs	Lease payments on Ships	Adjusted charter hire costs	Long-term charter-in costs	Short- term charter- in costs	Adjusted charter hire costs

Handysize	15,162	—	15,162	—	15,162	15,162
Supramax/ultramax	41,393	26,953	68,346	29,738	38,608	68,346
Medium range tankers	5,581	5,585	11,166	11,166	—	11,166
Small tankers	—	—	—	—	—	—
Others	—	—	—	—	—	—
Adjustments(*)	(468)	—	(468)	—	—	(468)
	61,668	32,538	94,206			94,206

	Year ended December 31,
	2018
(In thousands of U.S. dollars)	Charter hire costs	Lease payments on Ships	Adjusted charter hire costs	Long-term charter-in costs	Short- term charter- in costs	Adjusted charter hire costs

Handysize	16,091	—	16,091	1,904	14,187	16,091
Supramax/ultramax	69,428	—	69,428	29,580	39,848	69,428
Medium range tankers	16,090	—	16,090	16,090	—	16,090
Small tankers	—	—	—	—	—	—
Others	1,468	—	1,468	—	—	1,468
Adjustments(*)	(2,429)	—	(2,429)	—	—	(2,429)
	100,648	—	100,648			100,648

*	Charter hire costs, Lease payments on Ships, Long-term charter-in costs and Short-term charter-in costs incurred by the joint ventures are included within the operating segment information on a proportionate consolidation basis. Accordingly, joint ventures’ proportionate financial information are adjusted out to reconcile to the consolidated and combined financial statements.

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

The table below presents the reconciliation between loss for the period to EBITDA and Adjusted EBITDA for the 12 month periods ended December 31, 2020, 2019 and 2018:

	Year Ended December 31,
(In thousands of U.S. dollars)	2020	2019	2018
Loss for the Period	$(41,100)	$(43,487)	$(20,640)
Adjusted for:
Income tax	723	685	1,389
Interest income	(565)	(1,979)	(3,787)
Interest expense	16,938	11,916	6,517
Impairment loss recognized on financial assets	1,823	—	1,583
Share of losses of joint ventures	945	1,420	454
Depreciation and amortization	51,549	48,763	14,292

EBITDA	$30,313	$17,318	$(192)

Adjusted for
Listing costs	—	—	3,582
Impairment loss recognized on ships	16,282	16,995	—
Impairment loss recognized on right-of-use assets	—	2,250	—
Impairment loss recognized on goodwill and intangibles	—	3,179	—
Impairment loss recognized on assets in disposal group	576	—	—
Impairment loss recognized on office equipment, furniture and fittings and motor vehicles	138	—	—
Gain on disposals of businesses	—	—	(3,255)
Gain on deemed disposal of previously held joint venture	—	—	(213)

ADJUSTED EBITDA	$47,309	$39,742	$(78)

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

The table below presents a reconciliation between Loss for the period to Headline Loss for the 12 month periods ended December 31, 2020, 2019 and 2018:

	Year ended December 31,
(In thousands of U.S. dollars, other than per share data)	2020	2019	2018
Reconciliation between loss for the period and headline earnings:
Loss for the period	$(38,795)	$(43,487)	$(20,640)
Adjusted for:
Impairment loss recognized on joint venture’s ships	—	—	2,862
Impairment loss recognized on ships	16,282	16,995	—
Impairment loss recognized on right-of-use assets	—	2,250	—
Impairment loss recognized on goodwill and intangibles		3,179	—
Impairment loss recognized on assets of disposal group	576	—	—
Impairment loss recognized on office equipment, furniture and fittings and motor vehicles	138	—	—
(Gain) loss on disposals of plant and equipment	—	—	(63)
Gain on disposals of business	—	—	(3,255)
Gain on deemed disposal of previously held joint venture	—	—	(213)
Capital gains tax on sale of businesses	—	—	1, 797
Headline Loss	$(21,799)	$(21,063)	$(19,512)

Number of shares on which the per share figures have been calculated	18,966,414	19,022,665	19,063,833
Basic and diluted loss per share	$(2.05)	$(2.29)	$(1.08)
Basic and diluted headline loss per share	$(1.15)	$(1.11)	$(1.02)

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

The carrying value of our vessels will not necessarily represent the fair market value of such vessels or the amount we could obtain if we were to sell any of our vessels. Pursuant to our bank credit facilities, prior to drawdown of loans under the credit facilities we submit to the lenders open-market, individual, charter-free valuations of the vessels collateralizing the relevant facility. Thereafter, we will regularly submit to the lenders valuations of our vessels done on the same basis in order to evidence our compliance with the collateral maintenance covenants under our bank credit facilities. We also obtain such valuations each quarter on all 100% owned vessels, joint venture owned vessels and all chartered-in vessels where there is a purchase option in our Fleet. These valuations as well as the valuations for the purposes of the bank credit facilities, are performed by an independent valuator not connected with the group, who has appropriate qualifications and relevant experience in the valuation of the vessels in the relevant sectors. We have received valuations on all 100% owned vessels, joint venture owned vessels and all chartered-in vessels where we have purchase options in our Fleet as of December 31, 2020. If we were to compare those valuations to the carrying value of our consolidated vessels as of December 31, 2020, that carrying value would exceed their valuations by an aggregate of $90.8 million, and, for those individual vessels where the carrying value exceeds the valuation, ranging from $0.1 million to $6.8 million. The valuations of our vessels can vary depending on the shipyards where they were built and the dates of delivery.

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

In developing a value in use calculation for a vessel, we make assumptions and estimates about vessels’ future performance, with the most significant assumptions relating to (i) charter rates on vessels which are based on management’s estimate of the average charter rates over the remaining life of the vessel to 15 years, (ii) off-hire days, which are based on historical off-hire statistics for our Fleet, (iii) operating costs, based on current levels escalated over time based on long-term trends, (iv) drydocking frequency, duration and cost, (v) estimated remaining useful life which is assessed as a total of 15 years from construction and (vi) estimated sale value of that vessel when the vessel reaches 15 years. We apply the U.S. dollar inflation rate to vessel operating costs (not including depreciation). The future cash flows are discounted to their present value using the current fiscal year’s discount rate to reflect the time value of money.

Although we believe that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. There can be no assurance as to how long-term charter rates and vessel values (for owned vessels) will remain at their current levels, whether they will improve by any significant degree, or whether they will achieve the forecast charter rates estimated in the value in use calculations. Charter rates may remain at depressed levels for some time, which could adversely affect our revenue and profitability, and future assessments of vessel impairment.

For vessels that we have contracted to sell, the recoverable amount will be classified as inventories are determined based on estimated selling price less cost to sell, with fair value determined based on the market comparable approach that reflects recent transaction prices for similar vessels, with similar age and specifications. In valuing the vessels, the appraisers take into consideration the prevailing market conditions and make adjustments for differences where necessary before arriving at the most appropriate value for the vessels.

Management monitors developments in the market charter rates in order to assess the appropriateness of the charter rates that are utilized in the impairment analyses.

As of December 31, 2020, a change to the following estimate used in management’s assessment would result in the recoverable amount of each vessels being below the carrying amount of the vessel (on the basis that each of the other key assumptions remain unchanged):

Drybulk Carriers: 0.0% to 21.91% decrease to the charter rate or 0.0% to 72.25% increase to the discount rate

Tankers: 22.87% decrease to the charter rate or 13.15% increase to the discount rate

Based on our impairment analysis, an impairment loss on our ships of $16.3 million was recognized in “other operating (expense) income” for the year ended December 31, 2020. The impairment loss was largely due to the depressed charter rates and vessel values as a result of an oversupply of vessel capacity.

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

Voyage expenses

Voyage expenses that relate directly to a contract include charter hire expenses, fuel expenses and port expenses. Contract costs are deferred and amortized over the course of the voyage on a percentage completion basis that is consistent with the revenue recognition. This percentage of completion is derived from time elapsed between the tender of readiness to load a cargo or delivery of a vessel to a charterer, and the completion of discharging a cargo or redelivery of a vessel from a charterer. Contract costs are recognized as an asset if they represent incremental costs of obtaining a contract or fulfilment costs that (i) relate directly a contract or to an anticipated contract, (ii) generate or enhance resources to be used in meeting obligations under the contract and (iii) are expected to be recovered.

Leases

We adopted IFRS 16 on January 1, 2019 which resulted in the initial measurement of right-of-use assets of $69.4 million and corresponding lease liabilities of $68.7 million on our consolidated statement of financial position on January 1, 2019. Prepayments relating to leases of $0.7 million were reclassified to right-of-use assets and there is no impact to retained earnings on January 1, 2019. Please see Note 2.15 Significant Accounting Policies to our consolidated and combined financial statements for additional information. Prior to January 1, 2019, we recognized lease expense in accordance with IAS 17 where rental payables under operating leases are charged to profit or loss on a straight-line basis over the term of the relevant lease.

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

For leases with extension options, we exercised our judgement by considering the circumstances that would create an economic incentive to exercise such options. This is assessed on an ongoing basis and the extension options are only included in the lease term if the lease is reasonably certain to be exercised. At December 31, 2020, we have not recognized $90.6 million of lease liabilities because it is not reasonably certain that the leases will be extended.

One of the charter contracts requiring the recognition of a right-of-use assets and a lease liability contains variable payment terms that is linked to an index and such variable lease payments are recognized in charter hire cost in the profit or loss in the period in which the condition that triggers those payments occurs. A 5% increase in the index will result in such variable lease contracts to increase its total lease payments by approximately $0.02 million.

Results of Operations

Year Ended December 31, 2020 Compared to the Year Ended December 31, 2019

Certain financial data on a consolidated and combined basis and for our key segments was as follows for the years ended December 31, 2020 and 2019. This information was derived from our consolidated and combined financial statements for the respective periods.

Consolidated and Combined Results of Operations

	Year Ended December 31,
(In thousands of U.S. dollars)	2020	2019
Revenue	$279,217	$331,046
Cost of sales
Voyage expenses	(83,441)	(149,444)
Vessel operating costs	(47,477)	(33,889)
Charter hire costs	(38,220)	(61,668)
Depreciation of ships, drydocking and plant and equipment - owned assets	(23,849)	(17,529)
Depreciation of ships and ship equipment – right-of-use assets	(26,413)	(30,449)
Other expenses	(980)	(697)
Cost of ship sale	(43,731)	(16,844)
Gross profit	15,106	20,526
Other operating expense	(11,734)	(23,559)
Administrative expense	(24,608)	(28,412)
Share of losses of joint ventures	(945)	(1,420)
Impairment loss recognized on financial assets	(1,823)	—
Interest income	565	1,979
Interest expense	(16,938)	(11,916)
Loss before taxation	(40,377)	(42,802)
Income tax	(723)	(685)
Loss for the year	$(41,100)	$(43,487)

Segment Results of Operations(1)

	Year Ended December 31,
(In thousands of U.S. dollars)	2020	2019
Drybulk Carriers Business
Handysize Segment
Revenue	$84,519	$112,232
Cost of Sales	$(90,453)	$(111,454)
Supramax/ultramax Segment
Revenue	$124,672	$155,155
Cost of Sales	$(121,284)	$(148,671)
Tankers Business
Medium Range Tankers Segment
Revenue	$52,226	$45,165
Cost of Sales	$(43,893)	$(39,898)
Small Tankers Segment
Revenue	$15,730	$21,899
Cost of Sales	$(14,088)	$(18,762)

(1)	Segment results of operations include the impact of the proportionate share of joint ventures, which differs from the statements of profit or loss in our consolidated and combined financial statements which account for our investments in joint ventures under the equity method.

Set forth below are selected historical and statistical data of our operating fleet for the years ended December 31, 2020 and 2019 that we believe may be useful in better understanding our operating fleet’s financial position and results of operations(1).

	Year Ended December 31,
	2020	2019
Drybulk Carriers Business
Handysize Segment
Calendar days(2)	6,882	6,495
Available days(3)	6,713	6,405
Operating days(4)	6,584	6,352
Owned fleet operating days(5)	5,354	4,546
Long-term charter-in days(6)	-	—
Short-term charter-in days(7)	1,230	1,806
Fleet utilization(8)	98.1%	99.2%
TCE per day(9)	$6,629	$7,770
Vessel operating costs per day(10)	$5,030	$5,040
Long-term charter in costs per day(11)	—	$—
Supramax/ultramax Segment
Calendar days(2)	7,787	6,670
Available days(3)	7,736	6,626
Operating days(4)	7,526	6,601
Owned fleet operating days(5)	2,514	959
Long-term charter-in days(6)	2,261	2,351
Short-term charter-in days(7)	2,751	3,291
Fleet utilization(8)	97.3%	99.6%
TCE per day(9)	$10,072	$12,067
Vessel operating costs per day(10)	$5,073	$4,545
Long-term charter in costs per day(11)	$12,005	$12,650

Tankers Business
Medium Range Tankers Segment
Calendar days(2)	1,434	2,253
Available days(3)	1,434	2,253
Operating days(4)	1,432	2,253
Owned fleet operating days(5)	1,063	1,523
Long-term charter-in days(6)	369	730
Short-term charter-in days(7)	—	—
Fleet utilization(8)	99.9%	100.0%
TCE per day(9)	$16,339	$14,341
Vessel operating costs per day(10)	$6,723	$6,691
Long-term charter in costs per day(11)	$15,300	$15,300
Small Tankers Segment
Calendar days(2)	425	908
Available days(3)	425	897
Operating days(4)	409	896
Owned fleet operating days(5)	409	896
Long-term charter-in days(6)	—	—
Short-term charter-in days(7)	—	—
Fleet utilization(8)	96.2%	99.9%
TCE per day(9)	$12,374	$12,190
Vessel operating costs per day(10)	$6,384	$6,321
Long-term charter in costs per day(11)	—	—

(1)	Segment results of operations include the proportionate share of joint ventures, which differs from the statements of profit or loss in our consolidated and combined financial statements which account for our investments in joint ventures under the equity method.

(2)	Calendar days: total calendar days the vessels were in our possession for the relevant period. Comparability of the calendar days are affected by the consolidation of the IVS Bulk vessels since February 2020.

(3)	Available days: total number of calendar days a vessel is in our possession for the relevant period after subtracting off-hire days for scheduled drydocking and special surveys. We use available days to measure the number of days in a relevant period during which vessels should be available for generating revenue. Comparability of the available days are affected by the consolidation of the IVS Bulk vessels since February 2020.

(4)	Operating days: the number of available days in the relevant period a vessel is controlled by us after subtracting the aggregate number of days that the vessel is off-hire due to a reason other than scheduled drydocking and special surveys, including unforeseen circumstances. We use operating days to measure the aggregate number of days in a relevant period during which vessels are actually available to generate revenue. Comparability of the operating days are affected by the consolidation of the IVS Bulk vessels since February 2020.

(5)	Owned fleet operating days: the number of operating days in which our owned fleet is operating for the relevant period.

(6)	Long-term charter-in days: the number of operating days for which our long-term charter-in fleet is operating for the relevant period. We regard chartered-in vessels as long-term charters if the period of the charter that we initially commit to is 12 months or more. Once we have included such chartered-in vessels in our Fleet, we will continue to regard them as part of our Fleet until the end of their chartered-in period, including any period that the charter has been extended under an option, even if at a given time the remaining period of their charter may be less than 12 months.

(7)	Short-term charter-in days: the number of operating days for which we have chartered-in third party vessels for durations of less than one year for the relevant period.

(8)	Fleet utilization: the percentage of time that vessels are available for generating revenue, determined by dividing the number of operating days during a relevant period by the number of available days during that period. We use fleet utilization to measure a company’s efficiency in technically managing its vessels.

(9)	TCE per day: vessel revenue less voyage expenses during a relevant period divided by the number of operating days during the period. The number of operating days used to calculate TCE revenue per day includes the proportionate share of our joint ventures’ operating days and includes charter-in days. See “—Non-GAAP Financial Measures” above for a discussion of TCE revenue and a reconciliation of TCE revenue to revenue.

(10)	Vessel operating costs per day: vessel operating costs per day represents vessel operating costs divided by the number of calendar days for owned vessels. The vessel operating costs and the number of calendar days used to calculate vessel operating costs per day includes the proportionate share of our joint ventures’ vessel operating costs and calendar days and excludes charter-in costs and charter-in days. See “—Non-GAAP Financial Measures” above for a discussion of vessel operating costs per day.

(11)	Long-term charter-in costs per day: charter costs associated with long-term charter-in vessels divided by long-term charter-in days for the relevant period. See “—Non-GAAP Financial Measures” above for a discussion of long-term charter-in costs and its reconciliation to adjusted charter hire costs. That discussion also shows an analysis of adjusted charter hire costs split between long-term charter-in costs and short-term charter-in costs.

Revenue. Revenue decreased by $51.8 million, or approximately 15.6%, from $331.0 million for the year ended December 31, 2019 to $279.2 million for the year ended December 31, 2020. The decrease in revenue was primarily due to a decrease in spot rates in the drybulk market and a decrease in the number of operating days in the tanker business, partially offset by an increase in ship sale revenue and an increase in spot rates for the tanker business. The largest component of revenue is vessel revenue. Vessel revenue decreased by $74.5 million, or approximately 24.1%, from $308.5 million for the year ended December 31, 2019 to $234.0 million for the year ended December 31, 2020, respectively. The decrease in vessel revenue was primarily due to a decline in the demand for dry bulk tonnage as a result of the COVID-19 pandemic, which negatively impacted the spot rates in the drybulk market and a decrease in the number of tanker operating days in 2020 due to the vessel sales, partially offset by an increase in spot rates for the tanker business.

Drybulk Business Revenue and Vessel Revenue

In the drybulk business, our handysize total revenue decreased by $27.7 million, or approximately 24.7%, from $112.2 million for the year ended December 31, 2019 to $84.5 million for the year ended December 31, 2020. The handysize business experienced a decrease in the spot rates due to the impact of the COVID-19 pandemic on the demand for drybulk tonnage, partially offset by the increase in ship sale revenue. The supramax/ultramax total revenue decreased by $30.5 million, or approximately 19.7%, from $155.2 million for the year ended December 31, 2019 to $124.7 million for the year ended December 31, 2020. The decrease in the supramax/ultramax total revenue was primarily due to a decrease in the spot rates in 2020 as a consequence of the COVID-19 pandemic, partially offset by an increase in operating days as a result of the delivery of two long-term chartered in vessels in 2020 and the delivery of a long-term chartered in vessel and two owned vessels in 2019.

Our handysize vessel revenue decreased by $28.2 million, or approximately 27.4%, from $102.8 million for the year ended December 31, 2019 to $74.6 million for the year ended December 31, 2020. The decrease in 2020 was primarily due to the same reasons set forth above. Our supramax/ultramax vessel revenue decreased by $29.5 million, or approximately 19.2%, from $153.9 million for the year ended December 31, 2019 to $124.4 million for the year ended December 31, 2020. The decrease in 2020 was primarily due to the same reasons set forth above.

Tankers Business Revenue and Vessel Revenue

In the tankers business, our medium range tankers total revenue increased by $7.0 million, or approximately 15.5%, from $45.2 million, for the year ended December 31, 2019 to $52.2 million for the year ended December 31, 2020. The increase in the medium range tankers total revenue was primarily due to revenue from the sale of two medium range tankers in 2020 compared with the sale of a medium tanker by a joint venture in 2019, partially offset by a decrease in the number of operating days in 2020 as a result of the vessel sales mentioned above and the redelivery of two long-term chartered in medium range tankers in 2020. The small tankers total revenue decreased by $6.2 million, or approximately 28.3%, from $21.9 million for the year ended December 31, 2019 to $15.7 million, for the year ended December 31, 2020. The decrease in the small tankers total revenue was primarily due to a decrease in the operating days as a result of the sale of a small tanker in 2019 and a further sale in 2020 offset partially by an increase in spot rates for small tankers.

Our medium range tankers and small tankers vessel revenue decreased by $14.4 million and $6.8 million, respectively, or approximately 38.1% and 50.7%, respectively, from $37.8 million and $13.4 million, respectively for the year ended December 31, 2019 to $23.4 million and $6.6 million, respectively, for the year ended December 31, 2020. The decrease in the medium range tankers and small tankers vessel revenue was primarily due to the decrease in operating days as a result of tanker sales, offset partially by an increase in spot rates for medium range tankers.

Drybulk Business TCE Revenue

Handysize TCE per day decreased by $1,141 per day, or approximately 14.7%, from $7,770 per day for the year ended December 31, 2019 to $6,629 per day for the year ended December 31, 2020 primarily due to a decrease in the handysize spot market rates.

Supramax/ultramax TCE per day decreased by $1,995 per day, or approximately 16.5%, from $12,067 per day for the year ended December 31, 2019 to $10,072 per day for the year ended December 31, 2020 primarily due to a decrease in the supramax/ultramax spot market rates.

Global lockdowns due to the COVID-19 pandemic and the resultant decline in the demand for dry bulk tonnage negatively impacted the drybulk spot market.

Tankers Business TCE Revenue

Medium range tankers TCE per day increased by $1,998 per day, or approximately 13.9%, from $14,341 per day for the year ended December 31, 2019 to $16,339 per day for the year ended December 31, 2020 primarily due to an increase in medium range tanker spot rates in the first half of 2020.

Small tankers TCE per day increased by $184 per day, or approximately 1.5%, from $12,190 per day for the year ended December 31, 2019 to $12,374 per day for the year ended December 31, 2020 primarily due to an increase in tanker spot rates in the first half of 2020, partially offset by market and operational disruptions.

Cost of sales. Total cost of sales decreased by $46.4 million, or approximately 14.9%, from $310.5 million for the year ended December 31, 2019 to $264.1 million for the year ended December 31, 2020. The largest component of cost of sales is voyage expenses, which decreased by $66.0 million from $149.4 million for the year ended December 31, 2019 to $83.4 million for the year ended December 31, 2020. This decrease in voyage expenses was primarily due to the decrease in pool distributions to third party pool participants, a decrease in fuel costs and the expiry of a tanker cargo contract in the second half of 2019. The decrease in pool distributions was due to the additional acquisition and subsequent consolidation of IVS Bulk. Fuel costs declined significantly in the first quarter of 2020 as the COVID-19 pandemic reduced the demand for fuel. In addition, the reduced number of freight voyages reduced the quantity of fuel used by us. Charter hire costs decreased by $23.5 million from $61.7 million for the year ended December 31, 2019 to $38.2 million for the year ended December 31, 2020. This decrease was due to a decrease in the short- term charter-in days due to the decrease in the demand for drybulk vessels, the lower spot rate for short term chartered in dry bulk vessels and the redelivery of certain vessels that were classified as short term vessels under the practical expedients on the implementation of IFRS 16. Vessel operating costs increased by $13.6 million from $33.9 million in the year to December 31, 2019 to $47.5 million in the year to December 31, 2020. The main reason for this increase was the additional acquisition and subsequent consolidation of IVS Bulk, offset by a reduction in vessel operating costs as a result of the sale of a handysize drybulk carrier in each of 2020 and 2019, and the sale of a small tanker in each of 2020 and 2019 and the sale of two medium range tankers in 2020. Depreciation of ships, dry-docking and plant and equipment – owned assets increased by $6.3 million from $17.5 million in the year to December 31, 2019 to $23.8 million in the year to December 31, 2020. The main reason for this increase was the additional acquisition and subsequent consolidation of IVS Bulk, partially offset by the sale of vessels as described above. Depreciation of ships and ship equipment - right-of-use assets decreased by $4.0 million from $30.4 million in the year to December 31, 2019 to $26.4 million in the year to December 31, 2020. The main reason for this decrease was due to the redelivery of a medium range long-term chartered in vessels and a long-term chartered in supramax/ultramax vessel and the extension of two long-term charter-in vessels at lower rates, partially offset by the delivery of two long-term charter-in newbuildings. Other expenses remained relatively flat with an increase of $0.3 million from $0.7 million in the year to December 31, 2019 to $1.0 million in the year to December 31, 2020. Cost of ship sale increased by $26.9 million from $16.8 million in the year to December 31, 2019 to $43.7 million in the year to December 31, 2020. This increase is due to four vessels, a handysize drybulk carrier, a small tanker and two medium range tankers being sold in 2020 as compared to one handysize drybulk carrier and one small tanker being sold in 2019.

Drybulk Business Cost of Sales

In the drybulk business, our handysize segment cost of sales decreased by $21.0 million, or approximately 18.8%, from $111.5 million for the year ended December 31, 2019 to $90.5 million for the year ended December 31, 2020. This decrease was primarily due to a decrease in the pool distributions to third party pool participants in our handysize pool due to the additional acquisition and subsequent consolidation of IVS Bulk, lower fuel costs as the COVID-19 pandemic reduced demand and lower spot rates for short term chartered in vessels, partially offset by an increase in operating costs and depreciation due to the additional acquisition and subsequent consolidation of IVS Bulk. Our handysize segment voyage expenses decreased by $22.4 million, or approximately 41.9%, from $53.4 million for the year ended December 31, 2019 to $31.0 million for the year ended December 31, 2020. This decrease was primarily due to a decrease in the pool distributions to third party pool participants in our handysize pool due to the additional acquisition and subsequent consolidation of IVS Bulk and the decreased fuel costs in 2020. The charter hire costs in the handysize segment decreased by $6.4 million, or approximately 42.1%, from $15.2 million for the year ended December 31, 2019 to $8.8 million for the year ended December 31, 2020. There were fewer short term chartered in vessels in 2020 and at a lower charter-in cost per day due to reduced global demand for drybulk tonnage. Our handysize vessel operating costs increased by $4.8 million, or approximately 20.3%, from $23.6 million for the year ended December 31, 2019 to $28.4 million for the year ended December 31, 2020. The increase was primarily due to the additional acquisition and subsequent consolidation of IVS Bulk, partially offset by the reduced number of owned vessels as a result of the sale of a vessel in 2019 and a further sale in 2020.

Our supramax/ultramax segment cost of sales decreased by $27.4 million, or approximately 18.4%, from $148.7 million for the year ended December 31, 2019 to $121.3 million for the year ended December 31, 2020. This decrease was primarily due to a decrease in the pool distributions to third party pool participants in our supramax/ultramax pool due to the additional acquisition and subsequent consolidation of IVS Bulk, lower fuel costs as the COVID-19 pandemic reduced demand and lower spot rates for short term chartered in vessels, partially offset by an increase in operating costs and depreciation due to the additional acquisition and subsequent consolidation of IVS Bulk. Our supramax/ultramax segment voyage expenses decreased by $25.8 million, or approximately 34.7%, from $74.3 million for the year ended December 31, 2019 to $48.5 million for the year ended December 31, 2020. This decrease was primarily due to a decrease in the pool distributions to third party pool participants due to the additional acquisition and subsequent consolidation of IVS Bulk and lower fuel costs as the COVID-19 pandemic reduced demand. The charter hire costs in the supramax/ultramax segment decreased by $15.9 million, or approximately 38.4%, from $41.4 million for the year ended December 31, 2019 to $25.5 million for the year ended December 31, 2020. There was a lower number of short- term charter-in days in 2020 at a lower charter-in cost per day due to reduced global demand for drybulk tonnage. Our supramax/ultramax vessel operating costs increased by $9.2 million, or approximately 209.1%, from $4.4 million for the year ended December 31, 2019 to $13.6 million for the year ended December 31, 2020. The increase was primarily due to the additional acquisition and subsequent consolidation of IVS Bulk and repair costs on a small number of vessels arising from the change over from high sulphur fuel to low sulphur fuel.

Drybulk Business Vessel Operating Costs Per Day

Handysize vessel operating costs per day decreased by $10, or approximately 0.2%, from $5,040 per day for the year ended December 31, 2019 to $5,030 per day for the year ended December 31, 2020.

Supramax/ultramax vessel operating costs per day increased by $528, or approximately 11.6%, from $4,545 per day for the year ended December 31, 2019 to $5,073 per day for the year ended December 31, 2020. These increases were primarily due to the repair costs on a small number of vessels arising from the change over from high sulphur fuel to low sulphur fuel.

In the first half of 2020, employment contracts for crew were extended to protect the crew from exposure to COVID-19 and to continue the operation of the vessels. This resulted in temporary cost savings on the crew repatriation. These savings were reversed in the second half of 2020 as the costs of flights increased, vessels were deviated to facilitate repatriation of existing crew and collect replacement crew from accessible ports, additional costs of COVID-19 testing were incurred and cost for the purchase of personal protective equipment were incurred.

Tankers Business Cost of Sales

In the tankers business, our medium range tankers cost of sales increased by $4.0 million, or approximately 10.0%, from $39.9 million for the year ended December 31, 2019 to $43.9 million for the year ended December 31, 2020. The increase was primarily due to the increase in cost of ship sale due to the two medium range tankers sold in 2020, partially offset by a decrease in operating costs and depreciation as a result of the reduced number of vessels, the decrease in charter hire due to the redelivery of a vessel and the decrease in voyage expenses due to the expiry of a cargo contract. Our small tankers cost of sale decreased by $4.7 million, or approximately 25.0%, from $18.8 million for the year ended December 31, 2019 to $14.1 million for the year ended December 31, 2020. This decrease was primarily due to a decrease in the number of vessels as a result of ship sales.

Our medium range tankers voyage expenses and small tankers voyage expenses decreased by $5.5 million and $0.9 million, respectively, or approximately 100.0% and 36.0%, respectively, from $5.5 million and $2.5 million, respectively, for the year ended December 31, 2019 to $0 million and $1.6 million, respectively, for the year ended December 31, 2020. The decrease in medium range tankers voyage expenses was primarily due to the expiry of a cargo contract in the second half of 2019. The decrease in the small tanker voyage expenses was due to reduced operating days due to vessel sales and operational disruptions.

Our medium range tankers charter hire costs decreased by $1.7 million or approximately 30.4%, from $5.6 million for the year ended December 31, 2019 to $3.9 million for the year ended December 31, 2020. The decrease in the medium range tankers charter hire costs was largely due to the redelivery of a vessel during 2020.

Our medium range tankers vessel operating costs and small tankers vessel operating costs decreased by $3.0 million and $3.0 million, respectively, or approximately 29.4% and 52.6%, respectively, from $10.2 million and $5.7 million, respectively for the year ended December 31, 2019 to $7.2 million and $2.7 million, respectively for the year ended December 31, 2020. These decreases were primarily due to a decrease in the number of vessels operating in 2020 as a result of vessel sales. In the medium range tanker segment two medium range tankers were sold in 2020 and in the small tankers segment a small tanker in each of 2020 and 2019 were sold.

Tankers Business Vessel Operating Costs Per Day

Medium range tankers vessel operating cost per day increased by $32, or approximately 0.5%, from $6,691 per day for the year ended December 31, 2019 to $6,723 per day for the year ended December 31, 2020.

Small tankers vessel operating costs per day increased by $63, or approximately 1.0%, from $6,321 per day for the year ended December 31, 2019 to $6,384 per day for the year ended December 31, 2020.

Gross profit. Gross profit decreased by $5.4 million, or 26.3%, from $20.5 million for the year ended December 31, 2019 to $15.1 million for the year ended December 31, 2020 primarily for the reasons described above.

Other operating expense. Other operating expense decreased by $11.9 million or 50.4% from $23.6 million recorded in the year ended December 31, 2019 to $11.7 million recorded in the year ended December 31, 2020. In the year ended December 31, 2020, we recorded impairment losses on vessel sales of $16.3 million, an impairment loss on the disposal group of $0.6 million and an impairment loss on office equipment, furniture and fittings and motor vehicles of $0.1 million. For the year ended December 31, 2019, we recorded impairment losses on vessel sales of $17.0 million, impairment losses on goodwill and intangibles of $3.2 million and impairment losses on right-of-use assets of $2.3 million. We recorded a foreign exchange gain of $5.2 million and for the year ended December 31, 2020 and we incurred a foreign exchange loss of $0.3 million for the year ended December 31, 2019 as a result of unrealized and realized revaluations of foreign currency bank balances, vendor balances and customer balances at period end.

Administrative expense. Administrative expense decreased by $3.8 million, or approximately 13.4%, from $28.4 million for the year ended December 31, 2019 to $24.6 million for the year ended December 31, 2020 primarily due to reduced staff costs, travel costs and office costs which were partially offset by increased information technology costs.

Share of losses of joint ventures. Share of losses of joint ventures decreased from a loss of $1.4 million for the year ended December 31, 2019 to a loss of $0.9 million for the year ended December 31, 2020. Following the consolidation of IVS Bulk in February 2020 and the sale of the IVS Triview in November 2020, we no longer have any vessels in unconsolidated joint venture structures. Our drybulk joint ventures were impacted by lower spot market rates, which was partially offset by a gain in our tanker joint venture on the forgiving of a loan from the shareholder.

Impairment loss recognized on financial assets. On December 31, 2020, we impaired a financial asset being a receivable from Leopard Tankers to the extent of $1.8 million due to the impending process of winding up the joint venture, and for the year ended December 31, 2019 there was no impairment loss recognized on financial assets.

Interest income. Interest income decreased by $1.4 million from $2.0 million for the year ended December 31, 2019 to $0.6 million for the year ended December 31, 2020. Interest on loans to our joint ventures decreased for the 12 months ended December 31, 2020 due to loan repayments by joint ventures. Bank interest decreased for the 12 months ended December 31, 2020 due to the reduction in the average interest rate.

Interest expense. Interest expense increased by $5.0 million from $11.9 million for the year ended December 31, 2019 to $16.9 million for the year ended December 31, 2020, primarily due to the additional acquisition and subsequent consolidation of IVS Bulk, the interest on the $35.8 million senior secured credit facility used to fund the acquisition of 33.25% of IVS Bulk, the amortization of upfront fees on the $35.8 million senior secured credit facility, partially offset by the reduction in the LIBOR rate as a consequence of the COVID-19 pandemic and the sale of vessels that were secured by credit facilities. Interest expense on bank loans increased by $3.8 million from $7.8 million for the year ended December 31, 2019 to $11.6 million for the year ended December 31, 2020. Interest expense on bank loans reflect the payment of interest on debt that principally funds our vessels. Our bank loans outstanding increased from $165.4 million as at December 31, 2019 to $278.4 million as at December 31, 2020 primary due to the acquisition of 33.25% of IVS Bulk and the subsequent consolidation of the subsidiary. The weighted average effective interest rate on our outstanding debt decreased from 5.1% in 2019 to 4.1% in 2020. The decrease in the weighted average effective interest rate was primarily due to the reduction in LIBOR as a consequence of the COVID-19 pandemic, partially offset by the $35.8 million senior secured credit facility that incurs interest at a fixed rate of 7.5% per annum.

Income tax. Income tax for the year remained flat at $0.7 million for the year ended December 31, 2019 and $0.7 million for the year ended December 31, 2020.

Loss for the year. Our loss for the year ended December 31, 2020 decreased to a loss of $41.1 million from a loss of $43.5 million for the year ended December 31, 2019 for the same reasons set forth above.

Year Ended December 31, 2019 Compared to the Year Ended December 31, 2018

Certain financial data on a consolidated and combined basis and for our key segments was as follows for the years ended December 31, 2019 and 2018. This information was derived from our consolidated and combined financial statements for the respective periods.

Consolidated and Combined Results of Operations

	Year Ended December 31,
(In thousands of U.S. dollars)	2019	2018
Revenue	$331,046	$319,018
Cost of sales
Voyage expenses	(149,444)	(151,705)
Vessel operating costs	(33,889)	(32,657)
Charter hire costs	(61,668)	(100,648)
Depreciation of ships, drydocking and plant and equipment - owned assets	(17,529)	(14,094)
Depreciation of ships and ship equipment – right-of-use assets	(30,449)	—
Other expenses	(697)	(1,146)
Cost of ship sale	(16,844)	(7,675)
Gross profit	20,526	11,093
Other operating (expense) income	(23,559)	6,022
Administrative expense	(28,412)	(31,599)
Share of losses of joint ventures	(1,420)	(454)
Impairment loss recognized on financial assets	—	(1,583)
Interest income	1,979	3,787
Interest expense	(11,916)	(6,517)
Loss before taxation	(42,802)	(19,251)
Income tax	(685)	(1,389)
Loss for the year	$(43,487)	$(20,640)

Segment Results of Operations(1)

	Year Ended December 31,
(In thousands of U.S. dollars)	2019	2018
Drybulk Carriers Business
Handysize Segment
Revenue	$112,232	$126,709
Cost of Sales	$(111,454)	$(117,554)
Supramax/ultramax Segment
Revenue	$155,155	$147,322
Cost of Sales	$(148,671)	$(146,612)
Tankers Business
Medium Range Tankers Segment
Revenue	$45,165	$37,911
Cost of Sales	$(39,898)	$(39,795)
Small Tankers Segment
Revenue	$21,899	$21,175
Cost of Sales	$(18,762)	$(18,641)

(1)	Segment results of operations include the proportionate share of joint ventures, which differs from the statements of profit or loss in our consolidated and combined financial statements which account for our investments in joint ventures under the equity method.

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

Administrative expense. Administrative expense decreased by $3.2 million, or approximately 10.1%, from $31.6 million for the year ended December 31, 2018 to $28.4 million for the year ended December 31, 2019 primarily due to costs associated with the spin off in 2018.

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

Income tax. Income tax for the year decreased from $1.4 million for the year ended December 31, 2018 to $0.7 million for the year ended December 31, 2019. Income tax was higher in the year ended December 31, 2018 due to the recognition of capital gains tax on the sale of non-core businesses sold on January 1, 2018.

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

As of the date of this annual report, we have purchase options to acquire five vessels. We have options to purchase the IVS Naruo, the IVS Pinehurst, the IVS Hayakita, the IVS Pebble Beach and the IVS Atsugi that have or are expected to first enter into the exercise periods under their respective charter parties in December 2019, October 2020, September 2021, September 2022 and January 2023 respectively. See “Item 4. Information on the Company—Business Overview—Our Fleet”. The prices of these purchase options range from approximately $18.0 million to $26.6 million, subject to adjustments, where an option is exercisable on more than one date, based on the remaining time balance of the charter. In each case, such purchase option is subject to certain other adjustments and conditions and will expire at the completion of the applicable time charter.

The shipping environment has been challenging and volatile over the last several years due to an oversupply of vessels allied to a lower growth rate of the world economy. As a result, we have reported losses and negative cash flow for the last three consecutive years.  The outbreak of COVID-19 in 2020 has resulted in governments of many countries implementing measures to mitigate the spread of the virus. These measures have resulted in a significant reduction in global economic activity and extreme volatility in the freight rates for drybulk vessels which has a significant impact on our operations and cash flows. We manage liquidity risk by monitoring forecast and actual cash flows and ensuring that adequate borrowing facilities are maintained. Our management may, from time to time, at their discretion raise or borrow monies for our requirements as they deem fit. There are measures in place to preserve cash, maintain adequate financing to meet our obligations and protect existing loan covenants imposed by the banks. The covenant levels are monitored continuously to identify any potential covenant issues so that solutions such as waivers or modifications to the loan covenants to obtain more favorable terms can be implemented in advance. We may seek to accomplish any of these independently or in conjunction with one or more of these actions. If the unfavorable market conditions persist, we may be unable to accomplish any of the foregoing on acceptable terms or at all. Based on the 12 months cash flow forecast prepared by management from the date of this annual report, our Board of Directors has no reason to believe that we will not continue as a going concern and has assessed that that there is no material uncertainty related to these conditions and there is no substantial doubt about our ability to continue as a going concern. We have plans in place to sell certain vessels, repay certain loans, protect existing covenants on term loans and maintain adequate liquidity.

Cash Flow Discussion

The following table presents cash flow information for each of the years ended December 31, 2020, 2019 and 2018.

	Year Ended December 31,
(In thousands of U.S. dollars)	2020	2019	2018
Net cash flows generated from (used in) operating activities(1)	$70,384	$(55,587)	$(37,360)
Net cash (used in) generated from investing activities	(22,559)	35,166	40,024
Net cash flows (used in) generated from financing activities	(41,983)	19,373	(11,887)
Net increase (decrease) in cash and cash equivalents	5,842	(1,048)	(9,223)
Cash and cash equivalents, beginning of year	32,527	33,498	45,245
Effect of exchange rate changes on the balance of cash held in foreign currencies	(427)	77	(2,524)
Cash and cash equivalents, end of year	$37,942	$32,527	$33,498

(1)	Net cash flows generated from (used in) generated from operating activities includes capital expenditure on ships of $9,021,000, $106,107,000 and $21,351,000 and proceeds from disposal of ships of $40,366,000, $15,634,000 and $8,313,000 for the years ended December 31, 2020, 2019 and 2018, respectively.

Net cash flows generated from (used in) operating activities. Net cash flows generated from (used in) operating activities was an inflow of $70.4 million for the 12 months ended December 31, 2020 and an outflow of $55.6 million and $37.4 million for the 12 months ended December 31, 2019 and 2018, respectively. Net cash flows generated from operating activities for the 12 months ended December 31, 2020 includes capital expenditure on vessels of $9.0 million and proceeds from vessel sales of $40.4 million. Net cash flows used in operating activities for the 12 months ended December 31, 2019 includes capital expenditure on vessels of $106.1 million and proceeds from vessel sales of $15.6 million. The implementation of IFRS 16 on January 1, 2019 resulted in long-term lease payments that were previously reported as cash flows used in operations being split into a principal portion and an interest portion, the interest portion remaining in cash used in operating activities, and the principal portion being presented as cash flow used in financing activities. In the 12 months ended December 31, 2020 and 2019, the effect of this was that net cash flows from operations increased by $27.9 million and $29.9 million respectively and cash from financing activities decreased by $27.9 million and $29.9 million respectively. Net cash flows used in operating activities for the 12 months ended December 31, 2018 includes capital expenditure on vessels of $21.4 million, proceeds from vessel sales of $8.3 million and payments to related parties of $6.0 million.

Net cash flows generated from (used in) operating activities increased by $126.0 million due to an inflow of $70.4 million for the year ended December 31, 2020 as compared to an outflow of $55.6 million for the year ended December 31, 2019, primarily because capital expenditure on vessels decreased by $97.1 million, proceeds on the sale of ships increased by $24.8 million and positive movements in working capital increased by $8.8 million. This was partially offset by an increase in interest paid of $3.7 million due to the additional acquisition and subsequent consolidation of IVS Bulk and the decrease in interest received of $1.1 million due to the settlement of loans to joint ventures.

Net cash flows used in operating activities increased by $18.2 million to $55.6 million for the year ended December 31, 2019 as compared to $37.4 million for the year ended December 31, 2018, primarily because capital expenditure on vessels increased by $84.7 million. This was partially offset by a decrease in cash used in operating activities of $29.9 million as a result of the implementation of IFRS 16, improved cash flow (before the movement in working capital and ships) in 2019 of $15.8 million (excluding the impact of IFRS 16), positive movements in the working capital of $13.5 million and proceeds from vessel sales increased by $7.3 million in 2019 compared to 2018.

Net cash (used in) generated from investing activities. Net cash (used in) generated from investing activities was an outflow of $22.6 million for the 12 months ended December 31, 2020, an inflow of $35.2 million and $40.0 for the 12 months ended December 31, 2019 and 2018, respectively. Net cash used in investing activities in the 12 months ended December 31, 2020 was impacted by the acquisition of 33.25% of IVS Bulk (net of cash acquired) of $28.3 million, repayment of related parties of $2.1 million partially offset by the receipt of loan repayments from joint ventures of $5.1 million and the dividends and distributions from joint ventures of $3.1 million. Net cash generated from investing activities in the 12 months ended December 31, 2019 was impacted by the repayment by joint ventures of $20.3 million of loans to joint ventures, repayments by related parties of $7.6 million of balances with related parties, dividends received from a joint venture of $5.0 million and capital distribution from a joint venture of $2.5 million. Net cash generated from investing activities in the 12 months ended December 31, 2018 was impacted by the proceeds from the sales of the two non-core businesses of $25.3 million and payments received from related parties of $14.1 million.

Net cash flows from investing activities decreased by $57.6 million for the 12 months to December 31, 2020 compared to the 12 months to December 31, 2019 primarily due to the acquisition of IVS Bulk (net of the cash acquired) was $28.3 million, distributions received from joint ventures decreased by $4.4 million, the recovery of joint venture loans decreased by $15.2 million and a decrease of $9.7 million in related party transactions due to payments made to related parties of $2.1 million in 2020 compared to payments received from related parties of $7.6 million in 2019. Net cash flows from investing activities decreased by $4.8 million for the 12 months to December 31, 2019 compared to the 12 months to December 31, 2018 primarily because the net proceeds from the disposal of business and the repayment from related parties was $25.3 million and US$6.4 million, respectively, more in 2018 than in 2019, which was partially offset by repayment of loans from joint venture, dividends received from a joint venture and capital distribution from a joint venture being $20.3 million, $5.0 million and $2.5 million, respectively, more in 2019 than in 2018.

Net cash flows (used in) generated from financing activities. Net cash flows (used in) generated from financing activities was an outflow of $42.0 million for the 12 months ended December 31, 2020, an inflow of $19.4 million for the 12 months ended December 31, 2019 and an outflow of $11.9 million for the 12 months ended December 31, 2018. Net cash flows used in financing activities in the 12 months ended December 31, 2020 was primarily impacted by $74.9 million repayment of existing debt (including repayment of debt as a result of ship sales) and $28.0 million repayment of lease liabilities, offset by a net inflow of $60.7 million from the incurrence of new debt. Net cash flows generated from financing activities in the 12 months ended December 31, 2019 was primarily impacted by a net inflow of $95.8 million from the incurrence of new debt, $45.5 million repayment of existing debt (including repayment of debt as a result of ship sales), $29.9 million repayment of lease liabilities, $0.9 million of restricted cash was released and treasury shares of $2.0 million were acquired. Net cash flows used in financing activities in the 12 months ended December 31, 2018 was primarily impacted by the repayment of loans from related parties of $8.4 million, movement of cash to restricted cash of $8.6 million and a net inflow of $5.0 million from the incurrence of new debt and the repayment of existing debt. The increase in the restricted cash was mainly due to the security provided in the debt service reserve account required under the $100.0 million senior secured credit facility described in “Description of Indebtedness” in this Item 5.

Net cash flows from financing activities declined by $61.4 million from an inflow of $19.4 million for the year ended December 31, 2019 to an outflow of $42.0 million for the year ended December 31, 2020 primarily due to the raising of long-term interest bearing debt decreased by $35.1 million, $0.9 million of restricted cash was released and the payment of the capital portion of long term interest-bearing debt increased by $29.4 million as a result of increased ship sales, a maturing loan and the acquisition and consolidation of IVS Bulk. This was partly offset by a decrease in principal repayments on lease liabilities of $1.9 million and a decrease in the acquisition of treasury shares of $2.0 million.

Net cash flows from financing activities improved by $31.3 million from an outflow of $11.9 million for the year ended December 31, 2018 to an inflow of $19.4 million for the year ended December 31, 2019 primarily because the payment of capital portion of long-term interest-bearing debt decreased by $54.0 million, movements in restricted cash improved by $9.6 million and repayments to related parties decreased by $8.4 million in 2019 compared to 2018, partly offset by principal repayments on lease liabilities of $29.9 million which was presented in net cash flows from financing activities as a result of the implementation of IFRS 16 on January 1, 2019 and long-term interest bearing debt raised being $8.7 million less in 2019 compared to 2018.

Restricted cash. The above cash flow figures in this “Cash Flow Discussion” are after deducting restricted cash of $12.6 million which is pledged to certain banks to secure loans and other credit facilities. As of December 31, 2020, we had cash and bank balances (including restricted cash) of $50.6 million.

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

On February 14, 2020, as discussed above under “Item 4. Information on the Company—Our Joint Ventures”, we acquired all of Regiment’s 33.25% ordinary shares and preferred shares in IVS Bulk for a total consideration of $44.1 million and we entered into a $35.8 million senior secured credit facility to partially fund this acquisition.

On December 1, 2020, a loan of $4.0 million provided by us to IVS Bulk was converted to equity in the form of “A Class” shares in line with the shareholders agreement dated February 14, 2020. The loan was initially provided on September 30, 2020 with interest calculated at LIBOR plus 3.1%. The transaction increased our shareholding by 2.11% in IVS Bulk from 66.75% to 68.86%.

In addition to acquisitions that we may undertake in future periods, we will incur additional expenditures due to drydockings for our Fleet. The location of the drydock will be decided when the vessel is scheduled to drydock. We estimate our drydocking costs, including capitalized costs incurred during drydocking related to vessels and vessel equipment, and scheduled off-hire days for our Fleet through 2021 and 2022 to be:

Year	Estimated Drydocking Cost(1)	Estimated Off-hire Days(1)
(U.S. dollars)
2021	$ 8.1 million	212.13 days
2022	$ 4.4 million	96.00 days

(1)	The estimated costs and off-hire days include 100% of the estimated costs and drydocking days relating to IVS Bulk and its subsidiaries as we will consolidate their results into our financial statements following our acquisition of a further 33.25% in IVS Bulk effective February 14, 2020. Please see “Item 4. Information on the Company—Our Joint Ventures” and “Item 5. Operating and Financial Review and Prospects—Recent Developments—Joint Ventures and Vessels”.

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

For the years ended December 31, 2020, 2019 and 2018, we incurred a total of $8.6 million, $4.8 million, and $6.7 million of drydocking costs, respectively, excluding costs incurred during drydocking that were capitalized to vessel assets or vessel equipment.

During 2020, nine of our vessels (of which one was held in a joint venture) completed their scheduled drydockings. We estimate that 11 of our vessels (of which none are held in un-consolidated joint ventures) will be drydocked in 2021 and six of our vessels (of which none are held in un-consolidated joint ventures) will be drydocked in 2022.

Description of Indebtedness

Below is a summary of our significant debt obligations.

Loan Agreements

$27.0 Million Senior Secured Credit Facility

On December 9, 2016, a subsidiary of GSPL entered into a $27.0 million senior secured term loan facility, as has been amended from time to time, with DVB Bank SE Singapore Branch relating to one medium range tanker. The loan was fully settled on December 22, 2020.

$100.0 Million Senior Secured Credit Facility

On May 8, 2018, GSPL entered into a $100.0 million senior secured credit facility with Crédit Agricole Corporate and Investment Bank, DVB Bank SE Singapore Branch and Standard Chartered Bank, Singapore Branch originally relating to 11 handysize drybulk carriers and five tankers, and now relating to six remaining vessels. The facility bears interest at LIBOR plus a margin of 2.95% per annum. The facility is made up of two tranches (A and B) of up to $10.0 million and up to $90.0 million respectively. Tranche A matures on May 15, 2022 and Tranche B matures on May 15, 2023. The facility is secured by, among other things (a) first priority mortgages over each of the remaining vessels, each owned by a subsidiary of GSPL, (b) a guarantee from each of the GSPL subsidiaries owning the remaining six vessels, as well as Grindrod Shipping, and (c) security over the shares in the GSPL subsidiaries owning the remaining six vessels. On December 14, 2018, GSPL, as borrower, and Grindrod Shipping, as corporate guarantor and the subsidiaries owning the vessels, as owner guarantors, entered into a side letter to, among other things, release the proceeds of the sale of IVS Kanda from a collateral account under the facility, and amend certain terms of the credit facility relating to mandatory prepayments with the proceeds of a sale of a vessel and the minimum required security cover. On June 28, 2019, GSPL, as borrower, Grindrod Shipping, as corporate guarantor and the subsidiaries owning the vessels, as owner guarantors, entered into a second side letter to amend the minimum book value net worth covenant and introduce a new working capital covenant as set out further in “—Loan Covenants” below, and clarify the calculations of the covenants following the implementation of IFRS16. On April 16, 2020, the parties to the facility agreement entered into further amendments the purpose of which was to amend the definitions of consolidated current assets and consolidated current liabilities for purposes of the working capital covenant, such that the determination of the consolidated current assets and consolidated current liabilities of Grindrod Shipping excludes any adjustments made for IFRS 16. On December 31, 2020, the parties to the facility agreement entered into further amendments the purpose of which was to provide relief on the book value net worth covenant, the debt to market adjusted tangible fixed asset ratio and the working capital covenant as set out further in “—Loan Covenants” below. The covenants applicable to this facility are the same as the covenants that apply to the $29.9 million senior secured credit facility described below. As of December 31, 2020, $22.6 million was outstanding on this facility.

$29.9 Million Senior Secured Credit Facility

On December 21, 2018, Grindrod Shipping, as parent guarantor, and two of its subsidiaries that each acquired a medium range “eco” tanker from the Leopard Tankers joint venture, as joint and several borrowers and hedge guarantors, entered into a $29.9 million senior secured term loan facility with NIBC Bank N.V. relating to the two tankers. The facility bears interest at LIBOR plus a margin of 3.20% per annum. The facility matures on December 21, 2023. The facility is secured by, among other things (a) first priority mortgages over each of the two vessels, each owned by the subsidiaries of Grindrod Shipping party to the facility, (b) a guarantee from each of the Grindrod Shipping subsidiaries owning the two vessels as well as Grindrod Shipping, and (c) security over the shares in the Grindrod Shipping subsidiaries owning the two vessels. On June 28, 2019, the parties to the facility agreed to amend the minimum book value net worth covenant and introduce a new working capital covenant as set out further in “—Loan Covenants” below, and clarify the calculations of the covenants following the implementation of IFRS16. On May 8, 2020, the parties to the facility agreement entered into further amendments the purpose of which was to amend the definitions of consolidated current assets and consolidated current liabilities for purposes of the working capital covenant, such that the determination of the consolidated current assets and consolidated current liabilities of Grindrod Shipping excludes any adjustments made for IFRS 16. On December 30, 2020, the parties to the facility agreement entered into further amendments the purpose of which was to provide relief on the book value net worth covenant, the debt to market adjusted tangible fixed asset ratio and the working capital covenant as set out further in “—Loan Covenants” below. The covenants applicable to this facility are the same as the covenants that apply to the $100.0 million senior secured credit facility described above. As of December 31, 2020, $25.5 million was outstanding on this facility.

$114.1 Million Senior Secured Credit Facility

On February 10, 2020, Grindrod Shipping and IVS Bulk, as joint and several borrowers, entered into a $114.1 million senior secured term loan facility with Credit Agricole Corporate and Investment Bank and Hamburg Commercial Bank AG relating to all of the vessels owned by the subsidiaries of IVS Bulk, other than the IVS North Berwick, being a total of 11 drybulk vessels. The facility was drawn in full on February 13, 2020, for the purpose of refinancing the existing indebtedness of the IVS Bulk subsidiaries, other than the subsidiary that owns the IVS North Berwick, refinancing other indebtedness of IVS Bulk and for general corporate purposes. The facility bears interest at LIBOR plus a margin of 3.10% per annum and matures on February 13, 2025. The facility is secured by, among other things, (a) first priority mortgage over each of the 11 vessels owned by IVS Bulk’s subsidiaries other than the IVS North Berwick, (b) a guarantee from each of the IVS Bulk subsidiaries other than the subsidiary that owns the IVS North Berwick, and (c) security over the shares in the IVS Bulk subsidiaries other than the subsidiary owning the IVS North Berwick. Grindrod Shipping has provided an undertaking to Sankaty, the other shareholder in IVS Bulk, that Grindrod Shipping will not directly borrow under this facility, and to the extent Grindrod Shipping has not borrowed under this facility but are nevertheless required, as a joint and several borrower, to make payments to the lenders, Sankaty has provided Grindrod Shipping with an indemnity for its share of such payment, so that as between us and Sankaty the net payment is borne in proportion to each of our shareholding in IVS Bulk. On December 29, 2020, the parties to the facility agreement entered into an amendment the purpose of which was to provide relief on the book value net worth covenant, the debt to market adjusted tangible fixed asset ratio and the working capital covenant as set out further in “—Loan Covenants” below. The covenants applicable to this facility are the same as the covenants that apply to the $100.0 million senior secured credit facility and the $29.9 million senior secured credit facility described above. As of December 31, 2020, $106.0 million was outstanding on this facility.

$13.1 Million Senior Secured Credit Facility

On January 31, 2020, IVS Bulk and its subsidiary that owns the drybulk vessel the IVS North Berwick entered into a $13.1 million senior secured term loan facility with Showa Leasing Co., Ltd. relating to the IVS North Berwick. The facility was drawn in full on February 13, 2020, the proceeds of which were used primarily to refinance the existing indebtedness of the IVS Bulk subsidiary that owns the IVS North Berwick. The facility bears interest at LIBOR plus a margin of 2.75% per annum and matures on February 13, 2025. The facility is secured by, among other things (a) first priority mortgage over the IVS North Berwick, (b) a guarantee from IVS Bulk, and (c) security over the shares in the IVS Bulk subsidiary owning the IVS North Berwick. As of December 31, 2020, $12.4 million was outstanding on this facility.

 Combined $31.4 Million Senior Secured Credit Facility

On July 29, 2019, each of the subsidiaries owning IVS Okudogo and IVS Prestwick, entered into a separate term loan facility, as borrower, with The IYO Bank, each for an amount up to approximately $15.7 million, the proceeds of which were used to finance a portion of the purchase price of IVS Okudogo on her delivery on August 8, 2019, and of IVS Prestwick, on her delivery on September 26, 2019, respectively. Grindrod Shipping is a party, as guarantor, to each of these agreements. On August 27, 2019, the respective parties to each of these two facilities entered into an addendum to the relevant facility agreement, in each case to clarify matters relating to the balloon payment. The facilities each have a seven-year term, are repayable in quarterly installments with a balloon payment at the end of the repayment schedule, bear interest at a rate of LIBOR plus 2.00% per annum and are secured by, amongst other security, a mortgage over the relevant vessel and, in each case, a mortgage over the vessel IVS Ibis and a guarantee by Grindrod Shipping. As of December 31, 2020, a total of $28.9 million was outstanding on these facilities.

$35.8 Million Senior Secured Credit Facility

On February 13, 2020, our wholly owned subsidiary GSPL entered into a $35.8 million senior secured term loan facility with Sankaty to partly finance the acquisition by GSPL of Regiment’s 33.25% ordinary shares and preference shares in IVS Bulk. The facility was drawn in full on February 13, 2020, net of fees and original issue discount, and matures on June 13, 2021. The facility may be optionally prepaid or repaid at maturity. The facility bears interest at a fixed rate of 7.5% per annum, payable in cash or compounded in kind (at GSPL's option) quarterly. All prepayments of the loan are subject to a premium calculated at 4.00% of the principal amount of the loan prepaid. The facility is secured by among other things a first fixed charge over all the shares held by GSPL in IVS Bulk and any loans that may be owed by IVS Bulk to GSPL, which is further subject to the condition that at each fiscal quarter end of GSPL the net asset value of the security must be at least 1.30 times the aggregate amount of the outstanding principal of the loan. In addition to other default conditions including customary cross-default provisions in relation to other borrowings of GSPL, a default under the IVS Bulk shareholders’ agreement, other than a default by Sankaty, and a borrowing by Grindrod Shipping under the $114.1 million senior secured credit facility constitute defaults under this facility. As of December 31, 2020, $25.8 million was outstanding on this facility.

Other Borrowings

GSPL has other borrowings that relate to $62,550,000 in financing arrangements entered into with third parties with respect to four of the vessels we regard as owned, namely IVS Knot, IVS Kinglet, IVS Magpie and Matuku. The arrangements commenced on June 26, 2019, September 19, 2019, November 20, 2019 and December 22, 2020, respectively, the loans are payable monthly in advance and bear interest at a rate of LIBOR plus 1.7% per annum. The loans mature on June 25, 2030, October 18, 2031, November 19, 2031 and November 30, 2035. As at December 31, 2020, the outstanding balances in relation to these borrowings was $57.0 million.

Loan Covenants

On June 28, 2019, the parties to the relevant agreements entered into amendments to our $27.0 million senior secured credit facility, our $100.0 million senior secured credit facility and our $29.9 million senior secured credit facility, the purpose of which was to lower the amount of the minimum book value net worth covenant, introduce a new working capital covenant and clarify, for purposes of calculating financial covenants, the treatment of assets and liabilities that will be reflected in our financial statements from January 1, 2019 as a consequence of the adoption of IFRS 16. On April 16, 2020, April 16, 2020 and May 8, 2020, the parties to the relevant agreements entered into further amendments to our $27.0 million senior secured credit facility, our $100.0 million senior secured credit facility and our $29.9 million senior secured credit facility, respectively, the purpose of which was to amend the definitions of consolidated current assets and consolidated current liabilities for purposes of the working capital covenant described below, in each case such that the determination of the consolidated current assets and consolidated current liabilities of Grindrod Shipping excludes any adjustments made for IFRS 16. Further, in respect of these facilities, the lenders agreed to the following covenant amendments:

•	the reduction of the cash covenant to be tested as at June 30, 2020 and September 30, 2020 from $30 million to $20 million; and

•	the determination of current liabilities will exclude the amount owed under the $35.8 million senior secured credit facility for purposes of testing, as at June 30, 2020 and September 30, 2020, the covenant that requires our current assets to exceed our current liabilities.

On December 29, 2020, December 30, 2020 and December 31, 2020, the parties to the relevant agreements entered into further amendments to our $114.1 million senior secured credit facility, our $29.9 million senior secured credit facility and our $100.0 million senior secured credit facility, respectively, in which the Lenders agreed to the following covenant amendments:

•	the book value net worth for the purposes of testing, as at December 31, 2020 shall not be lower than US$225 million;

•	the ratio of debt to market adjusted tangible fixed assets for the purposes of testing, as at December 31, 2020 shall be not more than 80%;

•	the determination of current liabilities shall exclude the amount owed to the $35.8 million senior secured credit facility for purposes of testing, as at December 31, 2020, the working capital covenant that requires our current assets to exceed our current liabilities.

The $114.1 million senior secured credit facility, $29.9 million senior secured credit facility and the $100.0 million senior secured credit facility described above contain, among other conditions and obligations, the following amended financial covenants the most stringent of which require us and our subsidiaries, to maintain on a consolidated basis:

•	book value net worth of the lower of (a) the aggregate of $240 million (except as at December 31, 2020 it shall be $225 million) plus 25% of the amount of positive retained earnings plus 50% of each capital raise and (b) $275 million. For purposes of the forgoing, “positive retained earnings” means the positive retained earnings of Grindrod Shipping and its subsidiaries on a consolidated basis tested bi-annually at each June 30 and December 31, and “capital raise” means the dollar amount (or equivalent amount in dollars) of the proceeds of any equity capital raised by Grindrod Shipping (without giving effect to any capital raised by its subsidiaries), as evidenced in the latest accounts as of each June 30 or December 31;

•	cash and cash equivalents (which may, depending on the facility, include cash restricted in certain security accounts) of not less than $30,000,000 except that as at June 30, 2020 and September 30, 2020 cash and cash equivalents shall be not less than $20 million;

•	a ratio of debt to market adjusted tangible fixed assets of not more than 75% (except that as at December 31, 2020 the debt to market adjusted tangible fixed assets shall be not more than 80%). For purposes of the foregoing, the definition of “debt” excludes lease obligations recognized under IFRS 16 and the definition of “tangible fixed assets” excludes right-of-use assets relating to ships; and

•	positive working capital, such that consolidated current assets (excluding any adjustments made for IFRS 16) must exceed the consolidated current liabilities (excluding any adjustments for IFRS 16) as evidenced in the latest accounts as of each June 30 and December 31, except that the determination of current liabilities shall exclude the amount owed under the $35.8 million senior secured credit facility for purposes of testing, as at June 30, 2020 and September 30, 2020 and December 31, 2020.

The $114.1 million senior secured credit facility requires the consolidated financial position of IVS Bulk and its subsidiaries to be such that:

•	its adjusted minimum net worth, as defined, is greater than $50.0 million;

•	the ratio of net debt to market value tangible fixed assets, as defined, is less than 70%; and

•	cash and cash equivalents, as defined, are not less than $9.0 million.

The lenders reduced the minimum amount of the adjusted minimum net worth covenant for IVS Bulk in a supplementary letter on December 29, 2020.

Further, the credit facilities referred to above, other than the $35.8 million senior secured credit facility which contains its own security coverage ratio, contain provisions requiring a minimum value of the collateral for each relevant facility, such that the aggregate fair market value of the vessels securing the relevant facility plus any additional security securing that facility divided by the relevant debt amount results in at least a specified minimum amount (depending on the relevant facility agreement and the type and age of the vessels securing the loan), with the relevant minimum amount ranging between 125% and 145%. GSPL’s $35.8 million credit facility is secured by among other things a first fixed charge over all the shares held by GSPL in IVS Bulk and any loans that may be owed by IVS Bulk to GSPL, which is further subject to the condition that at each fiscal quarter end of GSPL the value of the security must be at least 1.30 times the amount of the outstanding principal of the loan. If any of the relevant thresholds is not met, the relevant party to the agreement may be required to prepay a portion of the relevant loan or provide additional collateral security to eliminate the shortfall.

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

As of December 31, 2020, Grindrod Shipping, GSPL, the borrowers and the other GSPL subsidiaries were in compliance with all of the financial and restrictive covenants contained in our credit facilities.

See Note 26 to our consolidated and combined financial statements for further details regarding the credit facilities.

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

Contractual Obligations and Contingencies

Our contractual obligations and commercial commitments consist primarily of long-term debt, time charter agreements and newbuilding commitments.

The following table summarizes our contractual obligations as of December 31, 2020:

	Payments Due by Period
(In thousands of U.S. dollars)	Total	Less Than 1 Year	1–3 Years	3–5 Years	More than 5 Years
Secured Bank Loans and Other Borrowings(1)	278,432	53,394	78,855	93,295	52,888
Interest on secured bank loans and other borrowings(2)	34,644	9,018	13,172	6,906	5,548
Capital Expenditure on Vessels(1)	1,057	1,057	—	—	—
Time Charter Agreements(3)	3,927	3,927	—	—	—
Lease Liabilities(4)	54,008	29,862	24,146	—	—
Office, Residential and Other Leases(3)	16	16	—	—	—
Total contractual obligations	372,084	97,274	116,173	100,201	58,436

(1)	These obligations are disclosed in Notes 26 and 44 of the consolidated and combined financial statements.

(2)	Interest is based on LIBOR assumption of 0.22% per annum for secured bank loans and other borrowings.

(3)	Represents lease obligations that qualify as short term leases and hence they are not recorded as lease liabilities. Please see Note 2.15 and 39 of the consolidated and combined financial statements.

(4)	Include obligations under certain time charter agreements. Please see Note 2.15 and 25 of the consolidated and combined financial statements.

Recent Accounting Pronouncements

From 1 January 2020, we applied a number of new IFRSs and amendments to IFRSs issued by the IASB that are mandatorily effective for an accounting period that begins on or after 1 January 2020. The adoption of these new and revised IFRSs has not resulted in significant changes to our accounting policies and has no material effect on the amounts reported for the current or prior periods.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors

The table below details the names of, and information about, the individuals that are currently serving as directors or alternate directors of Grindrod Shipping. At our next annual general meeting, Mr. Michael Hankinson and Mr. Pieter Uys (Petrus Johannes Uys) will retire from office and will be eligible to and, we expect, will stand for re-election.

Name	Age	Position	Term Expires
Stephen Griffiths	60	Director	*
Murray Grindrod	53	Director	Next Annual General Meeting, by retirement(4)
Michael Hankinson(1)	71	Director/Chairman	Next Annual General Meeting, by rotation
John Herholdt	72	Director	Annual General Meeting, by rotation (3)
Quah Ban Huat	54	Director	Annual General Meeting, by rotation (3)
Pieter Uys(1)	58	Director	Next Annual General Meeting(3)
Martyn Wade	61	Director	*
Alternate Directors:
Willem van Wyk(2)	42	Alternate Director	Next Annual General Meeting (3)

*	Messrs Wade and Griffiths will serve as Directors so long as they continue to hold the positions of Chief Executive Officer and Chief Financial Officer, respectively.

(1)	Currently also serves as a director of Former Parent.

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

(3)	At each Annual General Meeting subsequent to the first Annual General Meeting, one-third of the directors for the time being (or, if their number is not a multiple of three the number nearest to one-third) shall retire from office by rotation. The directors to retire in every year shall be those, subject to retirement by rotation, who have been longest in office since their last re-election or appointment and so that as between persons who became or were last re-elected directors on the same day, those to retire shall (unless they otherwise agree among themselves) be determined by lot. A retiring director shall be eligible for re-election.

(4)	Mr. Grindrod was appointed by the Directors of the Company on December 21, 2020 and shall hold office only until the next Annual General Meeting. He is required to retire at the Annual General Meeting of the Company pursuant to Regulation 106 of the Constitution and shall be eligible for re-election but shall not be taken into account in determining the number of Directors who are to retire by rotation at such meeting.

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

Murray Grindrod graduated from the University of Cape Town, South Africa in 1989 with a Bachelor of Arts degree. From 1993 to 1996, he worked in the corporate finance and corporate banking divisions of The Standard Bank of South Africa Limited group. Since 1997 he has held various management roles within the Grindrod Limited group across its shipping, investments and freight logistics businesses. He is currently employed at Grindrod Limited where his responsibilities include treasury and investments and he is a director of a number of its subsidiaries including Grindrod Bank Limited. Mr. Grindrod has a number of years of experience in the Grindrod Shipping group, both prior to and after the spin-off and separate listing in June 2018, and therefore has a good knowledge of the Company and its operations.

Michael Hankinson has served as a member of our board of directors since June 20, 2018. Mr. Hankinson has served as a director of Former Parent since 2009, as its Non-Executive Chairman from 2014 to 2017, its Executive Chairman from August 2017 to November 2018 at which time he once again became its Non-Executive Chairman. Mr. Hankinson has also been the non-executive Chairman of The Spar Group Limited since 2004 and has retired on 28 February 2021. In 1997, Mr. Hankinson was appointed its Chief Executive at Dunlop Limited, a tire and rubber manufacturer listed on the Johannesburg Stock Exchange, and held this position until 2006. In 1976, Mr. Hankinson joined Romatex Limited as Financial Manager and in 1994 was appointed as Chief Executive Officer. Mr. Hankinson has also held numerous non-executive positions on various boards related to the textile, tire and sugar industries as well at Transnet Limited. Mr. Hankinson qualified as a Chartered Accountant (South Africa) in 1976 after completing his articles at Deloitte and Touche.

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

Pieter Uys has served as a member of our board of directors since June 20, 2018. Mr. Uys has been a member of Former Parent’s board of directors since August 2013. Mr. Uys is currently a director of Mediclinic International PLC, Dark Fibre Africa, Seacom Ltd, Seacom Capital Ltd, Former Parent, Blue Bulls Company (Pty) Ltd., CIV Fibre Network Solutiona (Pty) Ltd., Community Investment Ventures Holdings (Pty) Ltd., Kagiso Media Pty Ltd. and Kagiso Tiso Holdings (Pty) Ltd. and Remgro Management Services Ltd.. Since 2013, Mr. Uys has served as an investment executive for Remgro Limited, one of our significant shareholders. From 2008 to 2012 Mr. Uys was Chief Executive Officer of the Vodacom Group. Prior to that, Mr. Uys served as Managing Director of Vodacom South Africa since 2001, and as Vodacom Group Chief Operating Officer since 2004. From 1993 to 2001, Mr. Uys was an employee at Vodacom as a member of the initial engineering team. Mr. Uys holds a Bachelor of Science degree in Engineering, a Masters in Engineering degree from the University of Stellenbosch and a Master of Business Administration degree from the Stellenbosch Business School.

Martyn Wade has served as a member of our board of directors since November 15, 2017. Mr. Wade served on the Grindrod Limited board from November 2011 until November 1, 2017. Mr. Wade continues to serve as the Chief Executive Officer of GSPL, a role he has been in since July 2011. Mr. Wade is currently a director of The UK Freight Demurrage & Defense Association (UK), The United Kingdom Mutual Steam Ship Assurance Association (Europe) Limited, or The UK P&I Club, and a member of the advisory panel to the Singapore Maritime Foundation. Mr. Wade has 43 years’ international shipping experience and has worked for vessel owners, operators and shipbrokers in London, Johannesburg, New York and now Singapore. The companies Mr. Wade has worked for include Van Ommeren UK, Simpson Spence and Young Johannesburg, Clipper Bulk USA and HSBC Shipping Services London. Mr. Wade is a member of the Baltic Exchange having been first elected in 1979.

Willem van Wyk has served on our board as an Alternate Director to Pieter Uys since March 16, 2020. Mr. van Wyk was appointed as the Group Tax Manager of Remgro Limited on January 16, 2006, where he was later appointed as Investment Manager in the Corporate Finance division. Mr. van Wyk is also an alternate director on the board of the Former Parent, Pembani Remgro Infrastructure Managers, and a Members’ Trustee of the M& I Retirement Fund. Mr. van Wyk qualified as a Chartered Accountant (South Africa) in 2005 and completed his articles at Ernst & Young and Mr. van Wyk holds an Honours degree in accounting from the University of Stellenbosch and an Honours degree in taxation from the University of Cape Town.

Senior Management

The table below details the names of, and information about, the individuals who serve as Executive Officers:

Name	Age	Position
Martyn Wade	61	Chief Executive Officer
Stephen Griffiths	60	Chief Financial Officer

The business address of the persons noted above is Grindrod Shipping’s executive office at #03-01 Southpoint, 200 Cantonment Road, Singapore 089763.

Compensation of Directors and Senior Management

We paid an aggregate cash compensation of $2.6 million to our Executive Officers and non-executive directors in 2020. Currently, on an annual basis, each non-executive director, other than the chairman of the board, is compensated with a fee of $65,000 for his or her services as one of our directors and an additional fee of $20,000 for his or her services as chairman of one of the board committees or an additional fee of $10,000 for his or her services as a member of one of the board committees; the chairman of the board receives a total annual fee of $150,000 for his or her services, inclusive of any such services as a director and as a committee chairman or member; and Mr. van Wyk does not receive any fees for services as an Alternate Director.

Our Executive Officers are remunerated in accordance with their contracts of employment. In addition, Executive Officers are eligible for variable compensation under our forfeitable share plan for achieving company-wide objectives and for their individual contribution to our results and objectives. In 2018 we granted awards of 743,000 forfeitable ordinary shares with a value of $7.6 million to our employees, including our Chief Executive Officer and our Chief Financial Officer. In respect of these awards, $1.3 million, $3.0 million and $1.8 million was expensed in our 2018, 2019 and 2020 statement of profit or loss and other comprehensive income, respectively, and further expenses in respect of these awards will be recorded in subsequent financial periods pro rata to the vesting period. Included in the 2018 awards of 743,000 forfeitable ordinary shares are 180,000 and 100,000 forfeitable ordinary shares that we awarded to our Chief Executive Officer and our Chief Financial Officer, respectively, and which, in each case, vest in three equal tranches, the first having vested on March 1, 2020, and the subsequent vesting at March 1, 2021 and 2022. During 2019, awards of 15,000 ordinary shares were forfeited by employees.

In 2020 we granted awards of 225,000 forfeitable ordinary shares with a value of $652,500 to our employees, including our Chief Executive Officer and our Chief Financial Officer. In respect of these awards, $269,048 was expensed in our 2020 statement of profit or loss and other comprehensive income, and further expenses in respect of this new tranche of awards will be recorded in subsequent financial periods pro rata to the vesting period. Included in the 2020 awards of 225,000 forfeitable ordinary shares are 73,000 and 37,000 forfeitable ordinary shares that we awarded to our Chief Executive Officer and our Chief Financial Officer, respectively. The Chief Executive Officer’s awards will vest in two equal tranches, on March 1, 2021 and 2022 whilst the Chief Financial Officer’s awards will vest in three equal tranches on March 1, 2021, 2022 and 2023. During 2020, awards of 20,000 ordinary shares were forfeited due to the resignation of one employee.

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

Board Practices

Grindrod Shipping’s board of directors comprises seven directors, including four independent non-executive members, as determined in accordance with the prevailing Code of Corporate Governance issued by the Monetary Authority of Singapore, which is the 2018 Singapore Corporate Governance Code. Each of Grindrod Shipping’s directors is elected by Grindrod Shipping’s shareholders or appointed by the directors pursuant to Grindrod Shipping’s constitution. In addition, Mr. van Wyk is an Alternate Director appointed by Mr. Uys. Mr. van Wyk is entitled to notice of directors’ meetings and, if Mr. Uys is not present at a meeting, is entitled to vote and be counted in the quorum as a director. Mr. van Wyk is entitled to attend, but not vote at, each meeting at which Mr. Uys is present. In addition, Mr. Quah is also a director of Samudera Shipping Line Ltd. To the extent that Mr. Quah’s service as a member of the board of directors of Samudera Shipping Line Ltd. presents a conflict of interest with respect to any matters involving us, Mr. Quah has agreed to inform our board of directors of any such conflict and recuse himself from any proceedings or vote relating to such matters.

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

The directors to retire by rotation in every year shall be those who have been longest serving in office since their last re-election or appointment. Where directors were re-elected or appointed on the same day, those to retire shall be agreed amongst themselves or be determined by lot.

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

Audit and Risk Committee

The members of the audit and risk committee are Messrs. Quah (chairman), Herholdt and Hankinson. The audit and risk committee, among other things, oversees our financial reporting, risk management, related party transactions and internal controls (in relation to financial, operational, compliance and information technology controls), engages our external auditors and oversees our internal audit activities, tax policies and effectiveness of our legal and compliance systems.

Compensation and Nomination Committee

The members of the compensation and nomination committee are Messrs. Herholdt (chairman), Quah, and Hankinson. The compensation and nomination committee oversees our compensation policy and the executive compensation policy, approves awards of stock based incentives, approves the individual package of the chief executive officer, reviews and monitors the nomination and appointment process and composition of the board of directors and succession planning of the board, the committees of the board of directors and the performance of the board.

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

Independence of Directors. NASDAQ requires that a U.S.-listed company maintain a majority of independent directors. Our board of directors consists of seven directors, three of whom are the members of our audit and risk committee and are considered “independent” under Rule 10A-3 promulgated under the Exchange Act as it applies to us under the rules of NASDAQ. Under the 2018 Singapore Corporate Governance Code, our board of directors is not required to consist of a majority of independent directors. Under the 2018 Singapore Corporate Governance Code, only one-third of our board of directors is required to be independent if the chairman of our board of directors is independent. However, the determination of independence under the 2018 Singapore Corporate Governance Code is different from NASDAQ standards. Under the 2018 Singapore Corporate Governance Code, four of our directors (excluding Mr Grindrod due to his prior employment with GSSA) and our alternate director are considered independent.

Compensation and Nomination Committee. NASDAQ requires that a U.S.-listed company have a compensation committee consisting only of independent directors and that director nominees be selected or recommended for the board’s selection by either a vote in which only independent directors participate or a nominations committee comprised solely of independent directors. Under the 2018 Singapore Corporate Governance Code, a company’s remuneration committee and nominating committee, which we combine as our compensation and nomination committee, are not required to consist entirely of independent directors. The 2018 Singapore Corporate Governance Code requires each of these committees be comprised of at least three directors, a majority of whom should be independent (including the chairman or chairmen of such committee or committees), and that all members of the remuneration committee be non-executive directors. Our compensation and nomination committee currently consists of Messrs. Herholdt, Quah and Hankinson, all of whom are independent and non-executive directors under the 2018 Singapore Corporate Governance Code.

Audit and Risk Committee. NASDAQ requires that a U.S.-listed company have an audit committee comprised of at least three members, all of whom shall be entirely independent directors. The 2018 Singapore Corporate Governance Code requires an audit committee to be comprised of at least three directors, a majority of whom should be independent (including the chairman of such committee), and that all members of the audit committee be non-executive directors. Our audit and risk committee currently consists of Messrs. Quah, Herholdt and Hankinson, all of whom are independent and non-executive directors under the 2018 Singapore Corporate Governance Code and “independent” under Rule 10A-3 promulgated under the Exchange Act.

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

Employees

As of December 31, 2020, we had approximately 571 employees, of which approximately 419 seagoing staff serve on the vessels that we manage and 152 provide general management, financial management, and commercial and technical management to the vessels that we manage. Our seafarers are represented by collective bargaining agreements but we have not experienced a work stoppage in the past few years. Seafarers employed by our vessel managers are unionized under various jurisdictions and are employed under various collective bargaining agreements which does expose us to a risk of potential labor unrest at times when those collective bargaining agreements are being re-negotiated.

Share Ownership of Directors and Executive Officers

The following sets forth, to the knowledge of Grindrod Shipping’s management, the total amount of ordinary shares directly or indirectly owned by Grindrod Shipping’s current Directors, Alternate Directors and Executive Officers based on 19,310,024 ordinary shares outstanding as of March 1, 2021.

Holder	Direct interest in Grindrod Shipping Ordinary Shares	Direct Percentage Ownership	Indirect interest in Grindrod Shipping Ordinary Shares	Indirect Percentage Ownership
Stephen Griffiths	74,033	*	—	—
Michael Hankinson	1,675	*	200	*
John Herholdt	—	*	—	—
Murray Grindrod	45,000	*	1,424,853	7.4%
Quah Ban Huat	—	*	—	—
Pieter Uys	—	*	—	—
Martyn Wade	142,000	*	—	—
Willem van Wyk	—	*	—	—

*	Less than 1%

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

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

A list of the individuals and organizations holding, to the knowledge of Grindrod Shipping’s management, directly or indirectly, 5% or more of our issued share capital, based on 19,310,024 ordinary shares outstanding (excluding treasury shares) as of March 1, 2021, is set forth below.

Beneficial owner	Grindrod Shipping Ordinary Shares	Percentage Ownership
Industrial Partnership Investments Proprietary Limited(1)	4,329,580	22.8%
PSG Asset Management Proprietary Limited(2)	2,026,572	10.7%
Grindrod Investments Proprietary Limited(3)	1,922,740	10.1%
Grindrod Limited(4)	1,841,962	9.7%
QVT Financial LP(5)	1,268,977	6.7%
Ninety One SA Proprietary Limited(6)	962,838	5.1%

(1)	Industrial Partnership Investments Proprietary Limited is a 100% held subsidiary of Remgro Limited. Based solely on information included in the report on Schedule 13D by Industrial Partnership Investments Proprietary Limited as of August 2, 2018.

(2)	Based solely on information included in the report on Schedule 13G by PSG Asset Management Proprietary Limited as of October 4, 2018.

(3)	Based solely on information included in the report on Schedule 13G by Grindrod Investments Proprietary Limited as of July 20, 2018.

(4)	Based solely on information included in the report on Schedule 13G by Grindrod Limited as of September 18, 2020.

(5)	Based solely on information included in the report on Schedule 13G/A by QVT Financial LP as of February 16, 2021.

(6)	Based solely on information included in the report on Schedule 13G/A by Ninety One SA Proprietary Limited as of January 7, 2021.

None of the above shareholders hold voting rights which are different from those that are held by Grindrod Shipping’s other shareholders.

On March 1, 2021, 246,191 new ordinary shares were issued to fulfill the vesting of the Forfeitable Share Plan awards. The share capital increased by 246,191 shares to 19,310,024 shares since the date of listing on NASDAQ, June 18, 2018, and the date of this annual report.

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

As of December 31, 2020, Cede & Co, a nominee of The Depository Trust Company, is the record holder of 18,933,191 ordinary shares, four recipients of ordinary shares issued in terms of our 2018 FSP are record holders of an aggregate of 73,667 ordinary shares, and we are the record holder of 56,975 ordinary shares, being treasury shares. We believe that the ordinary shares held by Cede & Co. and the four aforementioned record holders (excluding us) include 3,825,813, or 20.1% (based on 19,006,858 ordinary shares outstanding, excluding treasury shares), ordinary shares held by beneficial owners in the United States.

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

The Company is a dual listed foreign company, that is, a company listed on the JSE as well as a recognized foreign exchange, for the purposes of the Income Tax Act.

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

Any aggregate capital gain will, if applicable, be reduced by the natural person’s annual exclusion of R40,000 (R300,000 in the year of death) and the relevant percentage of the capital gain (40% for individuals, special trusts and individual policyholder funds, resulting in a maximum effective tax rate of 18%, and 80% for companies, ordinary trusts and other taxable insurance portfolios, resulting in an effective tax rate of 36% for ordinary trusts and 22.4% for companies), will be included in the shareholder’s taxable income. Any aggregate capital loss will, if applicable, be reduced by the natural person’s annual exclusion as above, and the net amount will be carried forward for set off against future capital gains.

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

For the years ended December 31, 2020, 2019 and 2018, we paid interest on our outstanding debt at a weighted average interest rate of 3.71%, 5.09% and 5.3%, respectively. A 0.5% increase or decrease in LIBOR would have increased or decreased our interest expense for the years ended December 31, 2020, 2019 and 2018, by $1.1 million, $0.7 million and $0.6 million, respectively.

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

	Impact on profit or loss
(In millions of U.S. dollars)	2020	2019
U.S. dollars	$0.2	$0.1
South African Rand	(0.0)	(2.0)

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

There are no outstanding contracts as of December 31, 2020, December 31, 2019 and December 31, 2018.

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

For the years ended December 31, 2020, 2019 and 2018, we recorded a net gain of $0.5 million, a net gain of $0.2 million and a net loss of $0.9 million on bunker swaps, respectively, which resulted from fair value loss or gain, in our consolidated and combined financial statements.

A 10% increase or decrease in the bunker price, would result in a decrease or increase of the hedging reserve for the years ended December 31, 2020, 2019 and 2018, by $0.2 million, $0.2 million and $0.4 million, respectively.

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

A. Disclosure Controls and Procedures

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, conducted an evaluation, pursuant to Rule 13a-15(e) promulgated under the Exchange Act, of the effectiveness of our disclosure controls and procedures as of December 31, 2020. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of December 31, 2020. Disclosure controls and procedures means controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

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

B. Management’s Annual Report on Internal Control Over Financial Reporting

In accordance with Rule 13a-15(f) of the Exchange Act, the management of the Company is responsible for the establishment and maintenance of adequate internal controls over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The Company's system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS as issued by the IASB and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposal of the Company's assets that could have a material effect on the financial statements. Management has performed an assessment of the effectiveness of the Company's internal controls over financial reporting as of December 31, 2019, based on the provisions of Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in 2013. Based on our assessment, management determined that the Company's internal controls over financial reporting were effective as of December 31, 2019 based on the criteria in Internal Control - Integrated Framework issued by COSO (2013).

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

D. Changes in Internal Control Over Financial Reporting

During the year ended December 31, 2020, there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Deloitte & Touche LLP, an affiliate of a member firm of the Deloitte Network, namely Deloitte Network Southeast Asia Ltd, is our independent registered public accounting firm for the audits of the years ended December 31, 2020, 2019 and 2018. The Audit and Risk Committee, or ARC, is responsible for the appointment, compensation and oversight of the work of the independent auditor and is required to pre-approve all auditing services and non-audit services (other than “prohibited non-audit services”) to be provided to Grindrod Shipping by Deloitte & Touche LLP, subject to the de minimis exceptions for non-audit services described in Section 10A(i)(1)(B) of the Exchange Act, which are approved by the ARC prior to the completion of the audit.

Our ARC charter also provides that the ARC may delegate authority to one or more independent members of the ARC to grant pre-approvals of audit and permitted non-audit services; provided that any such pre-approvals shall be presented to the full ARC at its next scheduled meeting. Notwithstanding the foregoing, pre-approval is not necessary for minor non-audit services if: (A) the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of revenues paid by the Company to its External Auditor during the fiscal year in which the non-audit services are provided; (B) such services were not recognized by the Company at the time of the engagement to be non-audit services; and (C) such services are promptly brought to the attention of the ARC and approved prior to the completion of the audit by the ARC or by one or more members of the ARC who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the ARC. The ARC separately pre-approved all engagements and fees paid to our independent auditor that were required under our policy for the fiscal year ended December 31, 2020.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte & Touche LLP for the years ended December 31, 2020, 2019 and 2018. The figures listed below include fees associated with the Spin-Off.

	Year Ended December 31,
(In thousands of U.S. dollars)	2020	2019	2018
Audit Fees(1)	1,426.8	1,633.1	2,568.5
Audit-Related Fees(2)	13.0	1.4	35.3
Tax Fees(3)	36.4	17.4	9.1
Other Fees(4)	16.0	2.1	—
Total Fees	1,492.2	1,654.0	2,612.9

(1)	Includes fees billed or accrued for professional services rendered by the principal accountant, and member firms in their respective network, for the audit of our annual financial statements, and those of our consolidated subsidiaries, and include services associated with the listing of our common stock in 2018 amounting to $1,211,600 for the years ended December 31, 2018.

(2)	Fees for services reasonably related to the performance of the audit or review of financial statements.

(3)	Consists of fees for professional services rendered during the fiscal year by the principal accountant mainly for tax advice, compliance and assistance with tax audits and appeals.

(4)	Other fees comprise of additional services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements, except for those not required by statute or regulation

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On September 6, 2018, our ordinary shareholders passed a resolution authorizing the purchase by us of up to 10% of our outstanding ordinary shares as of the date of the resolution (excluding any ordinary shares held as treasury shares at that date), or 1,906,383 ordinary shares, and on July 14, 2020, our ordinary shareholders passed a resolution on the same terms as the resolution of September 6, 2018. There was no purchase of equity securities in the year ended December 31, 2020. Purchases or acquisitions of our ordinary shares may be made by way of open market purchases on NASDAQ and / or the JSE and at such price or prices as may be determined by the Board from time to time in accordance with the shareholder authorization. At our next annual general meeting, we expect to seek approval of the renewal of our share repurchase program on the same terms as currently in effect.

The following table sets forth information relating to purchases of our ordinary shares in 2020 by certain of our directors in open market transactions that were not under our publicly announced share repurchase program discussed above. The disclosure below should not be deemed to be an admission that any such directors is an “affiliated purchaser” within the meaning of Rule 10b-18(a)(3) of the Exchange Act.

Period	Total number of ordinary shares purchased	Weighted average price per ordinary share	Total Number of Shares Purchased as part of Publicly Announced Plans or Programs	Maximum Number (or Appropriate U.S. Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
January 1 - January 31, 2020			—	—
February 1 - February 28, 2020			—	—
March 1 - March 31, 2020			—	—
April 1 - April 30, 2020			—	—
May 1 - May 31, 2020			—	—
June 1 - June 30, 2020	23,804	$2.92	—	—
July 1 - July 31, 2020			—	—
August 1 - August 31, 2020			—	—
September 1 - September 30, 2020			—	—
October 1 - October 31, 2020			—	—
November 1 - November 30, 2020			—	—
December 1 - December 31, 2020			—	—
Total ordinary shares purchased	23,804	$2.92	—	—

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

The information contained in “Item 6. Directors, Senior Management and Employees—Corporate Governance Practices” in this annual report is incorporated by reference to this Item 16G.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Grindrod Shipping has responded to Item 18 in lieu of responding to this item.

ITEM 18.	FINANCIAL STATEMENTS

Historical Consolidated and Combined Financial Statements

See pages F-1 to F-85 for the financial statements of Grindrod Shipping filed as part of this annual report.

ITEM 19.	EXHIBITS

The following instruments and documents are included as Exhibits to this annual report.

No.	Exhibit
1.1	Constitution of Grindrod Shipping Holdings Ltd.(1)
2.1	Share Purchase Agreement between Grindrod Limited and Grindrod Shipping Holdings Pte. Ltd. in respect of Grindrod Shipping (South Africa) Pty Ltd dated March 23, 2018(2)
2.2	Share Purchase Agreement between Grindrod Limited and Grindrod Shipping Holdings Pte. Ltd. in respect of Grindrod Shipping Pte. Ltd. dated March 23, 2018(2)
2.3	Implementation Agreement between Grindrod Shipping Holdings Pte. Ltd., Grindrod Limited, Grindrod Shipping (South Africa) Pty Ltd and Grindrod Shipping Pte. Ltd. dated March 23, 2018(2)
2.4	Form of Specimen Ordinary Share Certificate (Grindrod Shipping Holdings Ltd.)(3)
2.5	Description of the rights of each class of securities registered under Section 12 of the Exchange Act.(5)
4.1(a)	Transitional Services Agreement between Grindrod Shipping (South Africa) Pty Ltd and Grindrod Limited dated April 23, 2018(3)
4.1(a)(i)	Addendum dated May 19, 2020 to the Transitional Services Agreement between Grindrod Shipping (South Africa) Pty Ltd and Grindrod Limited dated April 23, 2018(5)
4.1(b)	Transitional Services Agreement between Grindrod Shipping Holdings Pte. Ltd. and Grindrod Limited dated April 24, 2018(3)
4.1(b)(i)	Addendum dated May 20, 2020 to the Transitional Services Agreement between Grindrod Shipping Holdings Ltd. and Grindrod Limited dated April 24, 2018(5)
4.2	Form of 2018 Forfeitable Share Plan(1)
4.3(a)	Shareholders’ Agreement between Grindrod Shipping Pte. Ltd., Sankaty European Investments III S.À.R.L., Regiment Capital Ltd and IVS Bulk Pte. Ltd. dated December 11, 2013(2)
4.3(b)	First Amendment to Shareholders’ Agreement between Grindrod Shipping Pte. Ltd., Sankaty European Investments III S.A.R.L., Regiment Capital Ltd and IVS Bulk Pte. Ltd. dated February 4, 2015(2)
4.3(c)	Second Amendment to Shareholders’ Agreement between Grindrod Shipping Pte. Ltd., Sankaty European Investments III S.A.R.L., Regiment Capital Ltd and IVS Bulk Pte. Ltd. dated January 20, 2016(2)
4.3(d)	Third Amendment to Shareholders’ Agreement between Grindrod Shipping Pte. Ltd., Sankaty European Investments III S.A.R.L., Regiment Capital Ltd and IVS Bulk Pte. Ltd. dated April 1, 2016(2)
4.3(e)	Fourth Amendment to Shareholders’ Agreement between Grindrod Shipping Pte. Ltd., Sankaty European Investments III S.A.R.L., Regiment Capital Ltd and IVS Bulk Pte. Ltd. dated April 25, 2016(2)
4.3(f)	Fifth Amendment to Shareholders’ Agreement between Grindrod Shipping Pte. Ltd., Sankaty European Investments III S.A.R.L., Regiment Capital Ltd and IVS Bulk Pte. Ltd. dated July 6, 2016(2)
4.3(g)	Sixth Amendment to Shareholders’ Agreement between Grindrod Shipping Pte. Ltd., Sankaty European Investments III S.A.R.L., Regiment Capital Ltd and IVS Bulk Pte. Ltd. dated October 31, 2016(2)
4.3(h)	Seventh Amendment to Shareholders’ Agreement between Grindrod Shipping Pte. Ltd., Sankaty European Investments III S.A.R.L., Regiment Capital Ltd and IVS Bulk Pte. Ltd. dated January 31, 2019(4)
4.3(i)	Eighth Amendment to Shareholders’ Agreement between Grindrod Shipping Pte. Ltd., Sankaty European Investments III S.A.R.L., Regiment Capital Ltd and IVS Bulk Pte. Ltd. dated March 26, 2019(4)
4.3(j)	Ninth Amendment to Shareholders’ Agreement between Grindrod Shipping Pte. Ltd., Sankaty European Investments III S.A.R.L., Regiment Capital Ltd and IVS Bulk Pte. Ltd. dated June 13, 2019(5)

4.3(k)	Tenth Amendment to Shareholders’ Agreement between Grindrod Shipping Pte. Ltd., Sankaty European Investments III S.A.R.L., Regiment Capital Ltd and IVS Bulk Pte. Ltd. dated September 11, 2019(5)
4.3(l)	Eleventh Amendment to Shareholders’ Agreement between Grindrod Shipping Pte. Ltd., Sankaty European Investments III S.A.R.L., Regiment Capital Ltd and IVS Bulk Pte. Ltd. dated November 25, 2019(5)
4.3(m)	Twelfth Amendment to Shareholders’ Agreement between Grindrod Shipping Pte. Ltd., Sankaty European Investments III S.A.R.L., Regiment Capital Ltd and IVS Bulk Pte. Ltd. dated December 30, 2019(5)
4.4(a)	Shareholders’ Agreement between Grindrod Shipping Pte. Ltd. and Vitol Shipping Singapore Pte. Ltd. dated April 2, 2012(2)
4.4(b)	Addendum to Shareholders’ Agreement between Grindrod Shipping Pte. Ltd. and Vitol Shipping Singapore Pte. Ltd. dated December 2012(2)
4.4(c)	Agreement between Grindrod Shipping Pte. Ltd. and Vitol Shipping Singapore Pte. Ltd. dated August 30, 2018(4)
4.5	Loan Agreement, dated August 26, 2010, between Island View Shipping International Pte. Ltd., Standard Chartered Bank (Singapore Branch) and the banks and financial institutions named therein(1)
4.6	Supplemental Agreement dated December 13, 2011 to the Loan Agreement dated August 26, 2010, between Grindrod Shipping Pte. Ltd., IVS Bulk Owning Pte. Ltd., IVS Bulk Carriers Pte. Ltd, IVS Bulk 603 Pte. Ltd., Standard Chartered Bank (Singapore Branch) and the banks and financial institutions named therein(1)
4.7	Consent and Amendment Letter dated November 30, 2012, between Grindrod Shipping Pte. Ltd., IVS Bulk Owning Pte. Ltd., IVS Bulk Carriers Pte. Ltd, IVS Bulk 603 Pte. Ltd. and Standard Chartered Bank (Singapore Branch) in connection with the Loan Agreement dated August 26, 2010(1)
4.8	Supplemental Agreement No. 2 dated May 31, 2016 to the Loan Agreement dated August 26, 2010, between Grindrod Shipping Pte. Ltd., IVS Bulk Owning Pte. Ltd., IVS Bulk Carriers Pte. Ltd, IVS Bulk 603 Pte. Ltd., IVS Bulk 612 Pte. Ltd. and Standard Chartered Bank (Singapore Branch)(1)
4.9	Third Amendment Letter dated February 10, 2017 between Grindrod Shipping Pte. Ltd., IVS Bulk Owning Pte. Ltd., IVS Bulk Carriers Pte. Ltd, IVS Bulk 603 Pte. Ltd., IVS Bulk 612 Pte. Ltd. and Standard Chartered Bank (Singapore Branch) in connection with the Loan Agreement dated August 26, 2010(1)
4.10	Fourth Amendment Letter dated August 31, 2017 between Grindrod Shipping Pte. Ltd., IVS Bulk Owning Pte. Ltd., IVS Bulk Carriers Pte. Ltd, IVS Bulk 603 Pte. Ltd., IVS Bulk 612 Pte. Ltd. and Standard Chartered Bank (Singapore Branch) in connection with the Loan Agreement dated August 26, 2010(1)
4.11	Loan Agreement, dated July 7, 2011, between Grindrod Shipping Pte. Ltd., Credit Agricole Corporate and Investment Bank, Standard Chartered Bank, Singapore Branch, DVB Group Merchant Bank (Asia) Limited, BNP Paribas, Singapore Branch and the banks and financial institutions named therein(1)
4.12	Supplemental Letter dated August 20, 2013 between Grindrod Shipping Pte. Ltd., IVS Bulk 462 Pte. Ltd., IVS Bulk 511 Pte. Ltd., IVS Bulk 512 Pte. Ltd., Unicorn Ross Pte. Ltd., Unicorn Baltic Pte. Ltd., Unicorn Ionia Pte. Ltd., Unicorn Scotia Pte. Ltd., IVS Bulk 430 Pte. Ltd., Grindrod Shipping Limited and Credit Agricole Corporate and Investment Bank, in connection with the Loan Agreement dated July 7, 2011(1)
4.13	Supplemental Letter dated August 27, 2015 between Grindrod Shipping Pte. Ltd., IVS Bulk 462 Pte. Ltd., IVS Bulk 511 Pte. Ltd., IVS Bulk 512 Pte. Ltd., Unicorn Ross Pte. Ltd., Unicorn Baltic Pte. Ltd., Unicorn Ionia Pte. Ltd., IVS Bulk 430 Pte. Ltd., IVS Bulk 611 Pte. Ltd., Grindrod Limited and Credit Agricole Corporate and Investment Bank, in connection with the Loan Agreement dated July 7, 2011(1)
4.14	Supplemental Letter dated January 12, 2017 between Grindrod Shipping Pte. Ltd., IVS Bulk 462 Pte. Ltd., IVS Bulk 511 Pte. Ltd., IVS Bulk 512 Pte. Ltd., Unicorn Ross Pte. Ltd., Unicorn Baltic Pte. Ltd., Unicorn Ionia Pte. Ltd., IVS Bulk 430 Pte. Ltd., IVS Bulk 611 Pte. Ltd., IVS Bulk 475 Pte. Ltd., Grindrod Limited and Credit Agricole Corporate and Investment Bank, in connection with the Loan Agreement dated July 7, 2011(1)
4.15	$21.0 million Term Loan Facility Agreement, dated March 30, 2017, between Grindrod Shipping Pte. Ltd., Unicorn Atlantic Pte. Ltd., Unicorn Caspian Pte. Ltd., IVS Bulk 609 Pte. Ltd. and Credit Agricole Corporate and Investment Bank(1)
4.16	Letter, dated December 11, 2017 between Grindrod Shipping Pte. Ltd., Unicorn Atlantic Pte. Ltd., Unicorn Caspian Pte. Ltd., IVS Bulk 609 Pte. Ltd. and Credit Agricole Corporate and Investment Bank in connection with the $21.0 million Term Loan Facility Agreement dated March 30, 2017(1)
4.17	Letter, dated March 27, 2018 between Grindrod Shipping Pte. Ltd., Unicorn Atlantic Pte. Ltd., Unicorn Caspian Pte. Ltd., IVS Bulk 609 Pte. Ltd. and Credit Agricole Corporate and Investment Bank in connection with the $21.0 million Term Loan Facility Agreement dated March 30, 2017(1)
4.18	$27.0 million Facility Agreement, dated December 9, 2016, between Grindrod Limited, Grindrod Shipping Pte. Ltd., Grindrod Maritime LLC, DVB Bank SE Singapore Branch and DVB Bank SE(1)

4.18(a)	Amendment No. 1 dated June 18, 2018 to the $27.0 million Facility Agreement, dated December 9, 2016, between Grindrod Limited, Grindrod Shipping Pte. Ltd., Grindrod Maritime LLC, DVB Bank SE Singapore Branch and DVB Bank SE(4)
4.18(b)	Side Letter dated December 7, 2018 to the $27.0 million Facility Agreement, dated December 9, 2016, between Grindrod Limited, Grindrod Shipping Pte. Ltd., Grindrod Maritime LLC, DVB Bank SE Singapore Branch and DVB Bank SE, as amended and restated(5)

4.18(c)	Side Letter No. 2 dated June 28, 2019 to the $27.0 million Facility Agreement, dated December 9, 2016, between Grindrod Limited, Grindrod Shipping Pte. Ltd., Grindrod Maritime LLC, DVB Bank SE Singapore Branch and DVB Bank SE, as amended and restated(5)
4.18(d)	Side Letter No. 3 dated April 16, 2020 to the $27.0 million Facility Agreement, dated December 9, 2016, between Grindrod Limited, Grindrod Shipping Pte. Ltd., Grindrod Maritime LLC, DVB Bank SE Singapore Branch and DVB Bank SE, as amended and restated(5)
4.18(e)	Letter dated June 5, 2020, relating to the $27.0 million Facility Agreement, dated December 9, 2016, between Grindrod Limited, Grindrod Shipping Pte. Ltd., Grindrod Maritime LLC, DVB Bank SE Singapore Branch and DVB Bank SE, as amended and restated(5)
4.19	Form of Non-Executive Director Appointment Letter(1)
4.20	$100.0 million Facility Agreement dated May 8, 2018, between Grindrod Shipping Pte. Ltd., IVS Bulk Carriers Pte. Ltd., IVS Bulk Owning Pte. Ltd., IVS Bulk 462 Pte. Ltd., IVS Bulk 475 Pte. Ltd., Unicorn Atlantic Pte. Ltd., Unicorn Baltic Pte. Ltd., Unicorn Ross Pte. Ltd., Unicorn Ionia Pte. Ltd., IVS Bulk 511 Pte. Ltd., IVS Bulk 603 Pte. Ltd., IVS Bulk 707 Pte. Ltd., Unicorn Caspian Pte. Ltd., IVS Bulk 512 Pte. Ltd., IVS Bulk 609 Pte. Ltd., IVS Bulk 611 Pte. Ltd., IVS Bulk 612 Pte. Ltd., Crédit Agricole Corporate and Investment Bank, DVB Bank SE Singapore Branch, Standard Chartered Bank, Singapore Branch and the banks and financial institutions named therein(3)
4.20(a)	Side Letter dated December 14, 2018 to the $100.0 million Facility Agreement dated May 8, 2018, between Grindrod Shipping Pte. Ltd., Crédit Agricole Corporate and Investment Bank, DVB Bank SE Singapore Branch, Standard Chartered Bank, Singapore Branch and the banks and financial institutions, and guarantors named therein(4)
4.20(b)	Side Letter No. 2 dated June 28, 2019 to the $100.0 million Facility Agreement dated May 8, 2018, between Grindrod Shipping Pte. Ltd., Crédit Agricole Corporate and Investment Bank, DVB Bank SE Singapore Branch, Standard Chartered Bank, Singapore Branch and the banks and financial institutions, and guarantors named therein(5)
4.20(c)	Side Letter No. 3 dated April 16, 2020 to the $100.0 million Facility Agreement dated May 8, 2018, between Grindrod Shipping Pte. Ltd., Crédit Agricole Corporate and Investment Bank, DVB Bank SE Singapore Branch, Standard Chartered Bank, Singapore Branch and the banks and financial institutions, and guarantors named therein(5)
4.20(d)	Letter dated June 5, 2020 relating to the $100.0 million Facility Agreement dated May 8, 2018, between Grindrod Shipping Pte. Ltd., Crédit Agricole Corporate and Investment Bank, DVB Bank SE Singapore Branch, Standard Chartered Bank, Singapore Branch and the banks and financial institutions, and guarantors named therein(5)
4.20(e)	Side Letter No. 4 dated June 30, 2020 to the $100.0 million Facility Agreement dated May 8, 2018, between Grindrod Shipping Pte. Ltd., Crédit Agricole Corporate and Investment Bank, DVB Bank SE Singapore Branch, Standard Chartered Bank, Singapore Branch and the banks and financial institutions, and guarantors named therein
4.20(f)	Side Letter No. 5 dated November 11, 2020 to the $100.0 million Facility Agreement dated May 8, 2018, between Grindrod Shipping Pte. Ltd., Crédit Agricole Corporate and Investment Bank, DVB Bank SE Singapore Branch, Standard Chartered Bank, Singapore Branch and the banks and financial institutions, and guarantors named therein
4.20(g)	Side Letter No. 6 dated December 31, 2020 to the $100.0 million Facility Agreement dated May 8, 2018, between Grindrod Shipping Pte. Ltd., Crédit Agricole Corporate and Investment Bank, DVB Bank SE Singapore Branch, Standard Chartered Bank, Singapore Branch and the banks and financial institutions, and guarantors named therein
4.21	$29.9 million Term Loan Facility Agreement dated December 21, 2018 between Grindrod Shipping Holdings Ltd., Unicorn Moon Pte. Ltd., Unicorn Sun Pte. Ltd., NIBC Bank N.V. and the banks and financial institutions named therein(4)
4.21(a)	Side Letter dated June 28, 2019 to the $29.9 million Term Loan Facility Agreement dated December 21, 2018 between Grindrod Shipping Holdings Ltd., Unicorn Moon Pte. Ltd., Unicorn Sun Pte. Ltd., NIBC Bank N.V. and the banks and financial institutions named therein(5)
4.21(b)	Side Letter No. 2 dated May 8, 2020 to the $29.9 million Term Loan Facility Agreement dated December 21, 2018 between Grindrod Shipping Holdings Ltd., Unicorn Moon Pte. Ltd., Unicorn Sun Pte. Ltd., NIBC Bank N.V. and the banks and financial institutions named therein(5)
4.21(c)	Letter dated June 4, 2020 relating to the $29.9 million Term Loan Facility Agreement dated December 21, 2018 between Grindrod Shipping Holdings Ltd., Unicorn Moon Pte. Ltd., Unicorn Sun Pte. Ltd., NIBC Bank N.V. and the banks and financial institutions named therein(5)

4.21(d)	Side Letter No. 3 dated June 30, 2020 to the $29.9 million Term Loan Facility Agreement dated December 21, 2018 between Grindrod Shipping Holdings Ltd., Unicorn Moon Pte. Ltd., Unicorn Sun Pte. Ltd., NIBC Bank N.V. and the banks and financial institutions named therein

4.21(e)	Side Letter No. 4 dated December 30, 2020 to the $29.9 million Term Loan Facility Agreement dated December 21, 2018 between Grindrod Shipping Holdings Ltd., Unicorn Moon Pte. Ltd., Unicorn Sun Pte. Ltd., NIBC Bank N.V. and the banks and financial institutions named therein
4.22	$15.7 million Term Facility Agreement dated July 29, 2019, between IVS Bulk 3720 Pte. Ltd., Grindrod Shipping Holdings Ltd. and The IYO Bank, Ltd., Singapore Branch(5)
4.22(a)	Addendum dated August 27, 2019, to the $15.7 million Term Facility Agreement dated July 29, 2019, between IVS Bulk 3720 Pte. Ltd., Grindrod Shipping Holdings Ltd. and The IYO Bank, Ltd., Singapore Branch(5)
4.23	$15.7 million Term Facility Agreement dated July 29, 2019, between IVS Bulk 3708 Pte. Ltd., Grindrod Shipping Holdings Ltd. and The IYO Bank, Ltd., Singapore Branch(5)
4.23(a)	Addendum dated August 27, 2019, to the $15.7 million Term Facility Agreement dated July 29, 2019, between IVS Bulk 3708 Pte. Ltd., Grindrod Shipping Holdings Ltd. and The IYO Bank, Ltd., Singapore Branch(5)

4.24	$13.1 million Loan Agreement dated January 31, 2020, between IVS Bulk 10824 Pte. Ltd., IVS Bulk Pte. Ltd. and Showa Leasing Co., Ltd.(5)
4.25	$114.1 million Term Loan Facility Agreement dated February 10, 2020, between IVS Bulk Pte. Ltd., Grindrod Shipping Holdings Ltd., IVS Bulk 709 Pte. Ltd., IVS Bulk 5858 Pte. Ltd., IVS Bulk 543 Pte. Ltd., IVS Bulk 5855 Pte. Ltd., IVS Bulk 541 Pte. Ltd., IVS Bulk 545 Pte. Ltd., IVS Bulk 712 Pte. Ltd., IVS Bulk 1345 Pte. Ltd., IVS Bulk 554 Pte. Ltd., IVS Bulk 7297 Pte. Ltd., IVS Bulk 3693 Pte. Ltd., Crédit Agricole Corporate and Investment Bank, Hamburg Commercial Bank AG, and the banks and financial institutions named therein(5)
4.25(a)	Letter dated June 4, 2020 relating to the $114.1 million Term Loan Facility Agreement dated February 10, 2020, between IVS Bulk Pte. Ltd., Grindrod Shipping Holdings Ltd., IVS Bulk 709 Pte. Ltd., IVS Bulk 5858 Pte. Ltd., IVS Bulk 543 Pte. Ltd., IVS Bulk 5855 Pte. Ltd., IVS Bulk 541 Pte. Ltd., IVS Bulk 545 Pte. Ltd., IVS Bulk 712 Pte. Ltd., IVS Bulk 1345 Pte. Ltd., IVS Bulk 554 Pte. Ltd., IVS Bulk 7297 Pte. Ltd., IVS Bulk 3693 Pte. Ltd., Crédit Agricole Corporate and Investment Bank, Hamburg Commercial Bank AG, and the banks and financial institutions named therein(5)
4.25(b)	Supplemental Letter dated June 30, 2020 relating to the $114.1 million Term Loan Facility Agreement dated February 10, 2020, between IVS Bulk Pte. Ltd., Grindrod Shipping Holdings Ltd., IVS Bulk 709 Pte. Ltd., IVS Bulk 5858 Pte. Ltd., IVS Bulk 543 Pte. Ltd., IVS Bulk 5855 Pte. Ltd., IVS Bulk 541 Pte. Ltd., IVS Bulk 545 Pte. Ltd., IVS Bulk 712 Pte. Ltd., IVS Bulk 1345 Pte. Ltd., IVS Bulk 554 Pte. Ltd., IVS Bulk 7297 Pte. Ltd., IVS Bulk 3693 Pte. Ltd., Crédit Agricole Corporate and Investment Bank, Hamburg Commercial Bank AG, and the banks and financial institutions named therein
4.25(c)	Supplemental Letter dated December 29, 2020 relating to the $114.1 million Term Loan Facility Agreement dated February 10, 2020, between IVS Bulk Pte. Ltd., Grindrod Shipping Holdings Ltd., IVS Bulk 709 Pte. Ltd., IVS Bulk 5858 Pte. Ltd., IVS Bulk 543 Pte. Ltd., IVS Bulk 5855 Pte. Ltd., IVS Bulk 541 Pte. Ltd., IVS Bulk 545 Pte. Ltd., IVS Bulk 712 Pte. Ltd., IVS Bulk 1345 Pte. Ltd., IVS Bulk 554 Pte. Ltd., IVS Bulk 7297 Pte. Ltd., IVS Bulk 3693 Pte. Ltd., Crédit Agricole Corporate and Investment Bank, Hamburg Commercial Bank AG, and the banks and financial institutions named therein
4.26	$35.8 million Financing Agreement dated February 13, 2020, between Grindrod Shipping Pte. Ltd., the Lenders from time to time party thereto and Sankaty European Investments III S.A.R.L.(5)
4.27	Share Purchase Agreement dated February 14, 2020, between Regiment Capital Ltd. and Grindrod Shipping Pte. Ltd.(5)
4.28	Shareholders’ Agreement dated February 14, 2020, between Sankaty European Investments III S.A.R.L. and Grindrod Shipping Pte. Ltd. in respect of IVS Bulk Pte. Ltd.(5)
4.29	Indemnity Agreement dated February 13, 2020, between Sankaty European Investments III S.A.R.L., Grindrod Shipping Holdings Ltd., IVS Bulk Pte. Ltd. and Grindrod Shipping Pte. Ltd.(5)
4.30	Letter of Undertaking dated February 14, 2020, by Grindrod Shipping Holdings Ltd. to Sankaty European Investments III S.A.R.L.(5)
8.1	List of subsidiaries of the registrant
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, U.S.C. Section 1350
13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, U.S.C. Section 1350

101	The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Statements of Financial Position as of December 31, 2020 and 2019; (ii) Consolidated and Combined Statements of Profit or Loss and Other Comprehensive Income for the Years Ended December 31, 2020, 2019 and 2018; (iii) Consolidated and Combined Statements of Changes in Equity for the Years ended December 31, 2020, 2019 and 2018; (vi) Consolidated and Combined Statements of Cash Flows for the Years Ended December 31, 2020, 2019 and 2018; and (v) Notes to Consolidated and Combined Financial Statements for the Years Ended December 31, 2020, 2019 and 2018.

(1)	Incorporated by reference to Amendment No. 1 to the Registrant’s registration statement on form 20-F filed with the Commission on April 6, 2018.

(2)	Incorporated by reference to Amendment No. 2 to the Registrant’s registration statement on form 20-F filed with the Commission on April 30, 2018.

(3)	Incorporated by reference to Amendment No. 3 to the Registrant’s registration statement on form 20-F filed with the Commission on June 5, 2018.

(4)	Incorporated by reference to the Registrant’s 2018 annual report on form 20-F filed with the Commission on April 16, 2019.

(5)	Incorporated by reference to the Registrant’s 2019 annual report on form 20-F files with the Commission on June 5, 2020.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GRINDROD SHIPPING HOLDINGS LTD.

/s/ Stephen Griffiths
Name	Stephen Griffiths
Title:	Chief Financial Officer
Date:	March 31, 2021

INDEX TO FINANCIAL STATEMENTS

Page
Audited Consolidated and Combined Financial Statements of Grindrod Shipping Holdings Ltd.
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Statements of Financial Position as at 31 December 2020 and 31 December 2019	F-3
Consolidated and Combined Statements of Profit or Loss and Other Comprehensive Income for the years ended 31 December 2020, 31 December 2019 and 31 December 2018	F-5
Consolidated and Combined Statements of Changes in Equity for the years ended 31 December 2020, 31 December 2019 and 31 December 2018	F-7
Consolidated and Combined Statements of Cash Flows for the years ended 31 December 2020, 31 December 2019 and 31 December 2018	F-10
Notes to Financial Statements	F-13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS AND THE BOARD OF DIRECTORS OF

GRINDROD SHIPPING HOLDINGS LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Grindrod Shipping Holdings Ltd. and its subsidiaries (the “Group”) as of 31 December 2020 and 2019, and the related consolidated and combined statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the three years in the period ended 31 December 2020 and the related notes (collectively referred to as the “consolidated and combined financial statements”). In our opinion, the consolidated and combined financial statements present fairly, in all material aspects, the financial position of the Group as of 31 December 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

31 March 2021

We have served as the Group’s auditor since 2017.

GRINDROD SHIPPING HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at 31 December

		2020	2019
	Notes	US$’000	US$’000
ASSETS

Current assets
Cash and bank balances	6	41,261	35,553
Trade receivables	7	7,928	13,173
Contract assets	8	900	3,844
Other receivables and prepayments	9	18,740	16,951
Due from joint ventures	10	1	3,855
Loans to joint ventures	11	798	1,037
Derivative financial instruments	12	458	173
Inventories	13	8,700	12,236
		78,786	86,822
Assets classified as held for sale	40	3,825	4,677
Total current assets		82,611	91,499

Non-current assets
Restricted cash	6	9,304	9,611
Loans to joint ventures	11	-	2,627
Ships, property, plant and equipment	14	475,303	305,197
Right-of-use assets	15	49,062	55,238
Interest in joint ventures	17	166	52,475
Intangible assets	18	405	177
Goodwill	19	960	944
Other investments	20	3,150	-
Deferred tax assets	21	1,138	1,299
Total non-current assets		539,488	427,568

Total assets		622,099	519,067

GRINDROD SHIPPING HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (cont’d)

As at 31 December

LIABILITIES AND EQUITY
		2020	2019
	Notes	US$’000	US$’000

Current liabilities
Trade and other payables	22	27,355	28,327
Contract liabilities	23	5,094	4,080
Due to related parties	24	-	4,796
Lease liabilities	25	28,120	24,300
Bank loans and other borrowings	26	53,394	20,696
Provisions	27	80	959
Income tax payable		3,350	3,096
		117,393	86,254
Liabilities directly associated with assets classified as held for sale	40	508	538
Total current liabilities		117,901	86,792

Non-current liabilities
Trade and other payables	22	198	221
Lease liabilities	25	23,124	33,646
Bank loans and other borrowings	26	225,038	144,548
Retirement benefit obligation	28	1,819	1,922
Total non-current liabilities		250,179	180,337

Capital and reserves
Share capital	29	320,683	320,683
Other equity and reserves	30	(23,078)	(18,176)
Accumulated losses		(85,368)	(50,569)
Equity attributable to owners of the Company		212,237	251,938
Non-controlling interests	43	41,782	-
Total equity		254,019	251,938

Total equity and liabilities		622,099	519,067

See accompanying notes to consolidated and combined financial statements.

GRINDROD SHIPPING HOLDINGS LTD.

CONSOLIDATED AND COMBINED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

Year ended 31 December

		2020	2019	2018
	Notes	US$’000	US$’000	US$’000

Revenue	31	279,217	331,046	319,018
Cost of sales
Voyage expenses		(83,441)	(149,444)	(151,705)
Vessel operating costs		(47,477)	(33,889)	(32,657)
Charter hire costs		(38,220)	(61,668)	(100,648)
Depreciation of ships, drydocking and plant and equipment– owned assets	36	(23,849)	(17,529)	(14,094)
Depreciation of ships and ship equipment – right-of-use assets	36	(26,413)	(30,449)	-
Other expenses		(980)	(697)	(1,146)
Cost of ship sale		(43,731)	(16,844)	(7,675)
Gross profit		15,106	20,526	11,093
Other operating (expense) income	33	(11,734)	(23,559)	6,022
Administrative expense		(24,608)	(28,412)	(31,599)
Share of losses of joint ventures	17	(945)	(1,420)	(454)
Impairment loss recognised on financial assets		(1,823)	-	(1,583)
Interest income	34	565	1,979	3,787
Interest expense	35	(16,938)	(11,916)	(6,517)
Loss before taxation	36	(40,377)	(42,802)	(19,251)
Income tax	37	(723)	(685)	(1,389)
Loss for the year		(41,100)	(43,487)	(20,640)

Items that will not be reclassified subsequently to profit or loss
Remeasurement of defined benefit obligation	28	39	(42)	8
		39	(42)	8
Items that may be reclassified subsequently to profit or loss
Exchange differences arising on translation of foreign operations		(6,227)	761	(6,656)
Reclassification of translation reserve to profit or loss arising from loss of control of businesses	41.3	-	-	(1,063)
Net fair value gain (loss) on hedging instruments entered into for cash flow hedges		285	1,040	(852)
		(5,942)	1,801	(8,571)

Other comprehensive (loss) income for the year, net of income tax		(5,903)	1,759	(8,563)

Total comprehensive loss for the year		(47,003)	(41,728)	(29,203)

GRINDROD SHIPPING HOLDINGS LTD.

CONSOLIDATED AND COMBINED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (Cont’d)

Year ended 31 December

		2020	2019	2018
	Notes	US$’000	US$’000	US$’000

Total comprehensive loss for the year		(47,003)	(41,728)	(29,203)

Loss for the year attributable to:
Owners of the Company		(38,795)	(43,487)	(20,640)
Non-controlling interests		(2,305)	-	-
		(41,100)	(43,487)	(20,640)

Total comprehensive loss for the year attributable to:
Owners of the Company		(44,698)	(41,728)	(29,203)
Non-controlling interests		(2,305)	-	-
		(47,003)	(41,728)	(29,203)

		US$	US$	US$
Loss per share attributable to the owners of the Company:
Basic and diluted	42	(2.05)	(2.29)	(1.08)

See accompanying notes to consolidated and combined financial statements.

GRINDROD SHIPPING HOLDINGS LTD.

CONSOLIDATED AND COMBINED STATEMENTS OF CHANGES IN EQUITY

For the year ended 31 December

	Equity attributable to equity holders of the Company
			Other equity and reserves
	Share capital	Parent invested capital	Treasury shares	Share compensation reserve	Hedging reserve	Translation reserve	Merger reserve	Accumulated losses	Attributable to owners of the company	Non- controlling interest	Total equity
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Balance as at 1 January 2018	*	313,504	-	-	(15)	5,773	-	-	319,262	-	319,262

Loss for the year	-	(13,453)	-	-	-	-	-	(7,187)	(20,640)	-	(20,640)
Other comprehensive loss for the year, net of income tax	-	-		-	(852)	(7,719)	8	-	(8,563)	-	(8,563)
Total comprehensive loss for the year	-	(13,453)	-	-	(852)	(7,719)	8	(7,187)	(29,203)	-	(29,203)

Recognition of share-based compensation from parent company	-	933	-	-	-	-	-	147	1,080	-	1,080
Issue of ordinary shares (Note 29) and adjustment arising from “Spin-off” (Note 2.2)	320,683	(300,984)	-	-	-	(1,337)	(18,362)	-	-	-	-
Recognition of share-based payments (Note 30)	-	-	-	1,364	-	-	-	-	1,364	-	1,364
Transaction with owners, recognised directly in equity	320,683	(300,051)	-	1,364	-	(1,337)	(18,362)	147	2,444	-	2,444

Balance at 31 December 2018	320,683	-	-	1,364	(867)	(3,283)	(18,354)	(7,040)	292,503	-	292,503

GRINDROD SHIPPING HOLDINGS LTD.

CONSOLIDATED AND COMBINED STATEMENTS OF CHANGES IN EQUITY (Cont’d)

For the year ended 31 December

	Equity attributable to equity holders of the Company
			Other equity and reserves
	Share capital	Parent invested capital	Treasury shares	Share compensation reserve	Hedging reserve	Translation reserve	Merger reserve	Accumulated losses	Attributable to owners of the company	Non- controlling interest	Total equity
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Balance at 1 January 2019	320,683	-	-	1,364	(867)	(3,283)	(18,354)	(7,040)	292,503	-	292,503

Loss for the year	-	-	-	-	-	-	-	(43,487)	(43,487)	-	(43,487)
Other comprehensive income for the year, net of income tax	-	-	-	-	1,040	761	-	(42)	1,759	-	1,759
Total comprehensive loss for the year	-	-	-	-	1,040	761	-	(43,529)	(41,728)	-	(41,728)

Recognition of share-based payments (Note 30)	-	-	-	3,156	-	-	-	-	3,156	-	3,156
Acquisition of treasury shares (Note 30)	-	-	(1,993)	-	-	-	-	-	(1,993)	-	(1,993)
Transaction with owners, recognised directly in equity	-	-	(1,993)	3,156	-	-	-	-	1,163	-	1,163

Balance at 31 December 2019	320,683	-	(1,993)	4,520	173	(2,522)	(18,354)	(50,569)	251,938	-	251,938

GRINDROD SHIPPING HOLDINGS LTD.

CONSOLIDATED AND COMBINED STATEMENTS OF CHANGES IN EQUITY (Cont’d)

For the year ended 31 December

	Equity attributable to equity holders of the Company
			Other equity and reserves
	Share capital	Parent invested capital	Treasury shares	Share compensation reserve	Hedging reserve	Translation reserve	Merger reserve	Accumulated losses	Attributable to owners of the company	Non- controlling interest	Total equity
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Balance at 1 January 2020	320,683	-	(1,993)	4,520	173	(2,522)	(18,354)	(50,569)	251,938	-	251,938

Loss for the year	-	-	-	-	-	-	-	(38,795)	(38,795)	(2,305)	(41,100)
Other comprehensive income for the year, net of income tax	-	-	-	-	285	(6,227)	-	39	(5,903)	-	(5,903)
Total comprehensive loss for the year	-	-	-	-	285	(6,227)	-	(38,756)	(44,698)	(2,305)	(47,003)

Recognition of share-based payments (Note 30)	-	-	-	1,847	-	-	-	-	1,847	-	1,847
Treasury shares reissued to employees under the Forfeitable Share Plan (Note 30)	-	-	1,606	(2,413)	-	-	-	807	-	-	-
Transfer of pension fund surplus (Note 20)	-	-	-	-	-	-	-	3,150	3,150	-	3,150
Non-controlling interest on acquisition of a subsidiary (Note 41.1)	-	-	-	-	-	-	-	-	-	44,087	44,087
Transaction with owners, recognised directly in equity	-	-	1,606	(566)	-	-	-	3,957	4,997	44,087	49,084

Balance at 31 December 2020	320,683	-	(387)	3,954	458	(8,749)	(18,354)	(85,368)	212,237	41,782	254,019

* Amount is less than US$1,000.

See accompanying notes to consolidated and combined financial statements.

GRINDROD SHIPPING HOLDINGS LTD.

CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS

Year ended 31 December

	2020	2019	2018
	US$’000	US$’000	US$’000
Operating activities
Loss before taxation	(40,377)	(42,802)	(19,251)
Adjustments for:
Share of losses of joint ventures	945	1,420	454
Net gain on disposal of businesses	-	-	(3,255)
Gain on deemed disposal of previously held joint venture interest	-	-	(213)
Loss (gain) on disposal of ships	788	298	(992)
Gain on disposal of plant and equipment	-	(4)	(68)
Depreciation and amortisation	51,549	48,763	14,291
Impairment loss recognised on ships	16,282	16,995	-
Impairment loss recognised on right-of-use assets	-	2,250	-
Impairment loss on goodwill and intangibles	-	3,179	-
Impairment loss on financial assets	1,823	-	1,583
Impairment loss on net disposal group	576	-	-
Impairment loss on office equipment, furniture and fittings and motor vehicles	138	-	-
Reversal of provision for onerous contracts	(325)	(408)	(457)
Recognition of share-based payments expenses	1,847	3,156	2,297
Net foreign exchange (gain) loss	(5,157)	709	(3,190)
Interest expense	16,938	11,916	6,517
Interest income	(565)	(1,979)	(3,787)
Components of defined benefit costs recognised in profit or loss	152	183	206
Operating cash flows before movements in working capital and ships	44,614	43,676	(5,865)
Inventories	4,019	(1,644)	(1,576)
Trade receivables, other receivables and prepayments	5,594	(1,506)	(1,689)
Contract assets	2,943	(2,063)	(123)
Trade and other payables	(4,085)	5,796	(2,561)
Contract liabilities	1,014	28	(331)
Due to related parties	-	638	-
Due from related parties	(398)	-	(6,002)
Operating cash flows before movements in ships	53,701	44,925	(18,147)
Capital expenditure on ships	(9,021)	(106,107)	(21,351)
Proceeds from disposal of ships	40,366	15,634	8,313
Net cash generated from (used in) operations	85,046	(45,548)	(31,185)
Interest paid	(14,950)	(11,307)	(5,860)
Interest received	725	1,825	1,363
Income tax paid	(437)	(557)	(1,678)
Net cash flows generated from (used in) operating activities	70,384	(55,587)	(37,360)

GRINDROD SHIPPING HOLDINGS LTD.

CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS (cont’d)

Year ended 31 December

	2020	2019	2018
	US$’000	US$’000	US$’000
Investing activities
Repayment to related parties	(2,060)	-	-
Repayment from related parties	-	7,648	14,054
Repayment of loans from joint venture	5,127	20,268	-
Cash inflow from acquisition of assets		-	952
Purchase of plant and equipment	(67)	(94)	(368)
Purchase of intangible assets	(352)	(161)	-
Proceeds from disposal of plant and equipment	-	5	68
Net proceeds from disposal of businesses (Note 41.3)	-	-	25,318
Dividends and distributions received from a joint venture	3,106	7,500	-
Payment for acquisition of subsidiary, net of cash acquired (Note 41.1)	(28,313)	-	-
Net cash (used in) generated from investing activities	(22,559)	35,166	40,024

Financing activities (Note A and Note B)
Long-term interest bearing debt raised	60,718	95,824	104,549
Payment of capital portion of long-term interest-bearing debt	(74,908)	(45,540)	(99,503)
Principal repayments on lease liabilities	(27,948)	(29,905)	-
Repayment to related parties	-	-	(8,351)
Acquisition of treasury shares	-	(1,993)	-
Restricted cash	155	987	(8,582)
Net cash flows (used in) generated from financing activities	(41,983)	19,373	(11,887)

Net increase (decrease) in cash and cash equivalents	5,842	(1,048)	(9,223)
Cash and cash equivalents at the beginning of the year (Note 6)	32,527	33,498	45,245
Effect of exchange rate changes on the balance of cash held in foreign currencies	(427)	77	(2,524)
Cash and cash equivalents at the end of the year	37,942	32,527	33,498

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

	Bank loans and other borrowings (Note 26)	Due (from) to joint venture and related parties – (Note 10 & 24)	Lease liabilities (Note 25)
	US$’000	US$’000	US$’000

Balance at 1 January 2019	114,456	(7,278)	-
IFRS 16 adjustment	-	-	68,666
Financing cash flows (i)	50,284	-	(29,905)
Investing cash flows	-	7,648	-
Operating cash flows	-	638	-
Other changes (ii)	504	(67)	19,185
Balance at 31 December 2019	165,244	941	57,946
Financing cash flows (i)	(14,190)	-	(27,948)
Investing cash flows	-	(2,060)	-
Operating cash flows	-	220	-
Other changes (ii)	127,378	900	21,246
Balance at 31 December 2020	278,432	1	51,244

(i) The cash flows make up the net amount of proceeds from borrowings and repayments of borrowings in the statement of cash flows.

(ii) Other changes for bank loans relates to interest accruals and payments and net foreign exchange differences. In 2020, this balance included bank loans of $114.1 million and $13.1 million arising from bank loans assumed on the acquisition of IVS Bulk. Other changes for due (from) to joint venture and related parties relates to interest accruals and payments and net foreign exchange differences. Other changes for lease liabilities relates to new lease arrangements entered and existing lease contracts terminated.

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

The company was incorporated with the intention to acquire all of the shares of Grindrod Shipping Pte. Ltd., or GSPL, and Grindrod Shipping (South Africa) Pty Ltd, or GSSA from Grindrod Limited, a public company incorporated in accordance with the laws of the Republic of South Africa, or Parent as part of the Parent’s plan to demerge its shipping business (referred to as the ‘Spin-Off’). Before the Spin-Off, two of GSSA’s businesses, Ocean Africa Container Lines division, or OACL, and Unicorn Bunker Services (Pty) Ltd, or Unicorn Bunker, were disposed to another Parent subsidiary on 1 January 2018. On 18 June 2018, the Spin-Off was affected by the company acquiring 100% of the issued and paid up share capital of GSPL and GSSA for a consideration of $320,683,000 (Note 29). The purchase consideration was satisfied by the issuance by the company of compulsorily convertible notes which converted to 19,063,832 ordinary shares of the company on the same date.

On 11 March 2020, the World Health Organization declared the recent novel coronavirus (“COVID-19”) outbreak a pandemic. In response to the outbreak, Governments have implemented measures to combat the spread of virus, including border closures, travel restrictions, limitations on public gatherings, alteration of supply chain plans and closure of non-essential businesses. This has led to a severe slowdown in global economic activity levels and caused severe trade disruptions.

The ongoing pandemic resulted in the deterioration of charter rates, which affected the Group’s revenue and cash flow from operations. The Group has also incurred additional crew expenses arising from crew travel, COVID-19 testing and procurement of personal protection equipment. The Group also experienced some delays in drydocking and BWTS installations and higher offhire days due to crew changes due to quarantine regulations and COVID-19 testing.

Currently, it is not possible to assess the full extent of COVID-19’s impact on the Group’s operations and financial performance. However, the resurgence or increase in the severity of the pandemic and speed of vaccination rollout could have materially and adversely affect the Group’s operations, financial performance, cash flows and the carrying amount of the Group’s assets and fair value of the Group’s vessels.

The principal activities of the Group are ship chartering, operating and sales of vessels. Information of the entities within the Group is contained in Note 16.

The consolidated and combined financial statements of the Group for the year ended 31 December 2020 were authorised for issue by the Board of Directors on 31 March 2021.

2	SIGNIFICANT ACCOUNTING POLICIES

2.1	Statement of compliance

The consolidated and combined financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”).

2.2	Basis of preparation of historical consolidated and combined financial information

Grindrod Shipping Holdings Ltd and its subsidiaries (the “Group”) resulting from the Spin-Off in Note 1 above is regarded as a continuing entity throughout the period ended 31 December 2018 as the Group was under the management of Grindrod Limited and therefore considered to be under common management.

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

From 1 January 2020, the Group has applied a number of new IFRS and amendments to IFRSs issued by the IASB that are mandatorily effective for an accounting period that begins on or after 1 January 2020. The adoption of these new and revised IFRSs has not resulted in significant changes to the Group’s accounting policies and has no material effect on the amounts reported for the current or prior periods except as follows:

Amendments to IFRS 3 Business Combinations: Definition of a Business

The Group has adopted the amendments to IFRS 3 for the first time in the current year. The amendments clarify that while businesses usually have outputs, outputs are not required for an integrated set of activities and assets to qualify as a business. To be considered a business an acquired set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs.

The amendments remove the assessment of whether market participants are capable of replacing any missing inputs or processes and continuing to produce outputs. The amendments also introduce additional guidance that helps to determine whether a substantive process has been acquired.

The amendments introduce an optional concentration test that permits a simplified assessment of whether an acquired set of activities and assets is not a business. Under the optional concentration test, the acquired set of activities and assets is not a business if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar assets. The amendments are applied prospectively to all business combinations and asset acquisitions for which the acquisition date is on or after 1 January 2020.

In the current financial year, the Group acquired additional equity interest in IVS Bulk Pte. Ltd. from its joint venture partner which increased its ownership interest from 33.25% to 68.86% and has applied the optional concentration test as disclosed in Note 41.1. The Group also acquired additional equity interest in Island Bulk Carriers Pte. Ltd. (“IBC”) from its joint venture partner which increased its ownership interest from 65% to 100% and accounted for this as business combination as disclosed in Note 41.2.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

2	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Impact of the initial application of Interest Rate Benchmark Reform (Amendments to IFRS 9, IAS 39 and IFRS 7)

In September 2019, the IASB issued Interest Rate Benchmark Reform (Amendments to IFRS 9, IAS 39 and IFRS 7). These amendments modify specific hedge accounting requirements to allow hedge accounting to continue for affected hedges during the period of uncertainty before the hedged items or hedging instruments affected by the current interest rate benchmarks are amended as a result of the on-going interest rate benchmark reforms. The amendments have no material impact on the amounts reported for the current or prior periods.

Impact of the initial application of Covid-19-Related Rent Concessions (Amendment to IFRS 16)

In May 2020, the IASB issued Covid-19-Related Rent Concessions (Amendment to IFRS 16) that provides practical relief to lessees in accounting for rent concessions occurring as a direct consequence of COVID-19, by introducing a practical expedient to IFRS 16. The practical expedient permits a lessee to elect not to assess whether a COVID- 19-related rent concession is a lease modification. A lessee that makes this election shall account for any change in lease payments resulting from the COVID-19-related rent concession the same way it would account for the change applying IFRS 16 if the change were not a lease modification. The practical expedient applies only to rent concessions occurring as a direct consequence of COVID-19 and only if all of the following conditions are met:

a) The change in lease payments results in revised consideration for the lease that is substantially the same as, or less than, the consideration for the lease immediately preceding the change;

b) Any reduction in lease payments affects only payments originally due on or before 30 June 2021 (a rent concession meets this condition if it results in reduced lease payments on or before 30 June 2021 and increased lease payments that extend beyond 30 June 2021); and

c) There is no substantive change to other terms and conditions of the lease.

In the current financial year, the Group has applied the amendment to IFRS 16 (as issued by the IASB in May 2020) in advance of its effective date. The amendments have no material impact on the amounts reported for the current period.

Impact on accounting for changes in lease payments applying the exemption

The Group did not experience any lease modifications as a result of COVID-19 and have therefore not applied the practical expedients allowed in the amendment to IFRS 16 (as issued by the IASB in May 2020).

2.4	New and revised IFRSs in issue but not yet effective

The Group has not applied the following new and revised IFRSs that are relevant to the Group that were issued but are not yet effective:

IFRS 17	Insurance Contracts
IFRS 10 and IAS 28 (amendments)	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture
Amendments to IAS 1	Classification of liabilities as Current or Non-current
Amendments to IFRS 3	Reference to Conceptual Framework
Amendments to IAS 16	Property, Plant and Equipment – Proceeds before intended use
Amendments to IAS 37	Onerous Contracts – Cost of fulfilling a Contract
Annual improvements to IFRS Standards 2018-2020	Amendments to IFRS 1 First-time Adoption of International Financial Reporting Standards, IFRS 9 Financial Instruments and IFRS 16 Leases

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

Non-controlling interests in subsidiaries are identified separately from the Group’s equity therein. Those interests of non-controlling shareholders that are present ownership interests entitling their holders to a proportionate share of net assets upon liquidation may initially be measured at fair value or at the non-controlling interests’ proportionate share of the fair value of the acquiree’s identifiable net assets. The choice of measurement is made on an acquisition-by-acquisition basis. Other non-controlling interests are initially measured at fair value. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests’ share of subsequent changes in equity.

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

IFRS 3 Business Combinations has an optional, simplified approach for assessing whether the Group has acquired a business or assets. Under this optional concentration test, if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the Group can conclude that the acquisition is not a business combination. The acquisition would instead be accounted for as an asset acquisition.

If the Group chooses not to perform the optional concentration test, or performs the optional concentration test and determines that substantially all of the fair value of the gross assets acquired is not concentrated in a single identifiable asset or group of similar identifiable assets, it must assess if the acquired set of activities and assets comprises all of the required elements of a business.

If the fair value of gross assets acquired in an asset acquisition is in excess of consideration, the excess will be allocated to the single identifiable asset as identified in the concentration test.

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

Impairment of financial assets

The Group recognises a loss allowance for ECL on trade and other receivables, amounts due from joint ventures and contract assets. The amount of ECL is updated at each reporting date to reflect changes in credit risk since initial recognition of the lifetime financial instrument.

The Group recognises lifetime ECL for trade receivables and contract assets. The ECLon these financial assets are estimated using a provision matrix based on the Group’s historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current as well as the forecast direction of conditions at the reporting date, including time value of money where appropriate.

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

2.14	Other Investments

Other investments relates to pension fund surplus from a defined benefit pension plan where the accounting policy is included in Note 2.21. Other investments are measured at fair value.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

2	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

2.15	Leases

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

The Group did not make any such adjustments during the periods presented.

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

Right-of-use assets are depreciated over the shorter period of lease term and useful life of the right-of-use asset. If a lease transfers ownership of the underlying asset or the cost of the right-of-use asset reflects that the Group expects to exercise a purchase option, the related right-of-use asset is depreciated over the useful life of the underlying asset. The depreciation starts at the commencement date of the lease.

The right-of-use assets are presented as a separate line in the consolidated statement of financial position.

The Group applies IAS 36 to determine whether a right-of-use asset is impaired and accounts for any identified impairment loss as described in the ‘Ships, property, plant and equipment’ policy.

The Group has identified that the contracts between the pools and vessels owners described in Note 2.18 below, meet the definition of leases under IFRS 16 and the share of third party vessel owners’ net earnings of the pool represents variable lease payments. Variable payments that do not depend on an index or rate are not included in the measurement of the lease liability and the right-of-use asset. The related payments are recognised as an expense in the period in which the event or condition that triggers those payments occurs and are included in the line ‘Voyage expenses’ for expenses relating to ships and ‘Administrative expense’ for all other expenses in the consolidated and combined statement of profit or loss.

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

2.16	Interests in Joint Ventures

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

The Group has evaluated that it has the exclusive rights as the pool manager and hence it is a principal in the IVS Handysize and IVS Supramax Pool arrangements. In such arrangements, the Group recognizes total amount of the gross revenue earned by the pools as the revenue which it expects to be entitled for the satisfaction of the performance obligation and correspondingly, it also recognizes the share of third party vessel owners’ net earnings of the pool in the voyage expenses in the period incurred. The Group has identified that the contracts between the pools and vessels owners to contain a lease in accordance with IFRS 16. Refer to Note 2.15 Leases for further discussion.

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

Equity-settled share options – Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date. The fair value excludes the effect of non-market-based vesting conditions. Details regarding the determination of the fair value of equity-settled share-based transactions are set out in Note 30.

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

Current contributions to the defined contribution funds are charged against income when incurred. The cost of providing benefits to the defined benefit plan are determined and expensed using the projected unit credit actuarial valuation method. Contribution rates to the defined benefit plan are adjusted for any unfavourable experience adjustments. Favourable experience adjustments are retained within the fund.

For defined benefit retirement benefit plans, the cost of providing benefits is determined using the projected unit credit method, with actuarial valuations being carried out at the end of each annual reporting period.

Actuarial surpluses are brought to account in the annual financial statements only when it is clear that economic benefits will be available to the Group. These surpluses are recognised immediately in the statement of financial position with a charge or credit to the statement of comprehensive income in the period in which they occur.

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

2.23	Provisions

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

2.24	Income Tax

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

2.25	Foreign Currency Transactions and Translation

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

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

2	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

2.26	Cash and Cash Equivalents in the statement of Cash Flows

Cash and cash equivalents in the statement of cash flows comprise cash on hand and demand deposits that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value.

2.27	Financial Guarantee Contracts

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

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods. Management have considered the impact of COVID-19 on Group’s critical and significant accounting estimates. There have been no significant changes in the basis upon which judgements and accounting estimates have been determined.

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

Classification of certain investments as a joint venture

Note 17 describes that Tri-view Shipping Pte. Ltd., is a joint venture of the Group even though the Group has 51%, of ownership interest and voting rights in this entity. Island Bulk Carriers Pte. Ltd. and IVS Bulk Pte. Ltd. were reported as joint ventures of the Group for part of the year when the Group owned 65% and 33.5% respectively and had voting rights in these entities. Management has assessed that the interests in these entities would be considered as joint ventures given that the contractual agreement between the parties in undertaking the economic activities of these entities would be subject to joint control.  Joint control is the contractually agreed sharing of control over an economic activity, and exists only when the strategic financial and operating decisions relating to the activity require the unanimous consent of all the parties sharing control.

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

Probability of default is an estimate of the likelihood of default over a given time horizon, the calculation of which includes historical data, assumptions and expectations of future conditions. Details of the loss allowance on trade receivables, contract assets, amount due from joint ventures and loans to joint ventures are provided in Notes 7, 8, 9, 10 and 11.

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

Value in use is the future cash flows that the ships are expected to generate from charter hire of the ships and the expected running costs thereof over their remaining useful lives, with a cash inflow in the final year equal to the residual value of the ships. Management determined the value-in-use based on past performance of the ships and their expectations of the market development. The future cash flows are determined based on the combination of the following assumptions:

1)	Forecast earnings are based on internal estimates having considered: fixed future earnings from existing contracts of affreightment and charter contracts, allowing for dry dock and commercial off hire days, internal forecasts, as well as third party information and historical earnings averages.

2)	Pre-tax discount rate of 6.86% (2019: 7.61%) rate is used to discount future cash flows from deployment of the ships to their net present values.

3)	Vessel operating expenses and drydock costs are based on management’s best estimates.

Accordingly, based on the carrying amounts of the owned ships and right-of-use ships as at end of each reporting periods, the Group has recognised an impairment loss of approximately $16,282,000 for the year ended 31 December 2020 (2019: $19,245,000 and 2018: $Nil) recorded in profit or loss in the line item ‘Other operating (expense) income’.

As at 31 December 2020 and 2019, a possible change to the following estimate used in management’s assessment will result in the recoverable amount to be below the total carrying amount of the owned and right-of-use ships (on the basis that each of the other key assumptions remain unchanged):

Drybulk Carriers

•	0.0% to 21.91% decrease to the charter rate (2019: 0.0% to 19.63% decrease to the charter rate); or
•	0.0% to 72.25% increase to the discount rate (2019: 0.0% to 56.6%% increase to the discount rate).

Tankers

•	22.87% decrease to the charter rate (2019: 13.9% to 34.2% decrease to the charter rate); or
•	13.15% increase to the discount rate (2019: 14.3% to 45.2% increase to the discount rate).

Based on the key assumptions and taking into account the sensitivity analysis above, management has determined that the estimated recoverable amount of the ships are appropriate.

The recoverable amounts of ships classified as inventories were determined based on estimated selling price less cost to sell, which were determined based on the market comparable approach that reflects recent transaction prices for similar ships, with similar age and specifications. In valuing the ships, the appraisers have taken into consideration the prevailing market conditions and have made adjustments for differences where necessary before arriving at the most appropriate value for the ships. The carrying amounts of the ships are disclosed in Notes 13, 14 and 15.

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

$90,644,489 (2019:$53,954,000) have not been included in the lease liability because it is not reasonably certain that the leases will be extended.

If a significant event or a significant change in circumstances occurs which affects this assessment and that is within the control of the lessee, the above assessment will be reviewed further. During the financial year 2020 and 2019, the Group did not exercise any extension and termination options.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

3	CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY (cont’d)

Estimation uncertainty arising from variable lease payments

During the financial year 2020 and 2019, one of the charter contracts requiring the recognition of a right-of-use assets and a lease liability contains variable payment terms that is linked to an index and such variable lease payments are recognised in charter hire cost in the profit or loss in the period in which the condition that triggers those payments occurs. A 5% increase in the index will result in such variable lease contracts to increase its total lease payments by approximately $24,000 (2019:$185,000).

Tax liabilities

The Group acquired a wholly-owned subsidiary, Unicorn Tankers International Ltd (“UTI”), in 2013. UTI and its subsidiary are tax residents in United Kingdom (“UK”). In recent years, the UK tax authorities have revised their interpretations of certain areas of tonnage tax legislation. If certain legislation is interpreted in an alternative manner, additional taxation of up to $5,657,000 (2019: $5,657,000) could arise. A tax provision of $2,400,000 (2019: $2,400,000) has been provided.

In 2013, there were queries raised by the UK tax authorities on a subsidiary of UTI. The case went to a Tribunal in July 2019 and on 13 November 2019 the Tribunal ruled in favour of the Group. Her-Majesty’s Revenue & Customs, UK Government Tax Department (“HMRC”) made an application to the First-Tier Tribunal to appeal its decision and on 6 February 2020 the First-Tier Tribunal released its decision refusing HMRC’s application to appeal to it. On 5 March 2020, HMRC applied to the Upper Tribunal for permission to appeal the decision of the First-Tier Tribunal, and on 11 March 2020, the Upper Tribunal issued its decision granting the permission sought and the Group have opposed the appeal. The Upper Tribunal hearing took place on 17 March 2021 and the Group is currently waiting for the Upper Tribunal to make their final decision.

At the date of authorisation of these financial statements, in view of the uncertainty of whether the judgement would be overruled, the provision has been retained.

4	FINANCIAL INSTRUMENTS, FINANCIAL RISKS AND CAPITAL MANAGEMENT

(i)	Categories of financial instruments

	2020	2019
	US$’000	US$’000
Financial assets
Financial assets at amortised cost	74,598	81,021
Less: Transferred to asset of disposal group classified as held for sale (Note 40)(i)	(76)	(937)
	74,522	80,084

Derivative instruments designated in hedge accounting relationships	458	173

	74,980	80,257

Financial liabilities
Financial liabilities at amortised cost	356,736	256,140
Less: Transferred to asset of disposal group classified as held for sale (Note 40)(i)	(360)	(538)

	356,376	255,602

(i) For 2020, the amount represents only the assets relating to Training school that has been classified as held for sale in 2020. Amounts relating to Unicorn Tankers division disclosed as asset held for sale in 2019 and 2020 are included in Note 40.

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

Other than liquidity risk, there has been no change to the Group’s exposure to these financial risks. There have been no significant changes to the manner in which it manages and measures the risk. Market risk exposures are measured using sensitivity analysis indicated below.

(a)	Credit risk management

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Group. As at 31 December 2020 and 31 December 2019, the Group’s maximum exposure to credit risk without taking into account any collateral held or other credit enhancements, which will cause a financial loss to the Group due to failure to discharge an obligation by the counterparties and financial guarantees provided by the Group arises from:

•	the carrying amount of the respective recognised financial assets as stated in the consolidated statement of financial position; and
•	the maximum amount the Group would have to pay if the financial guarantee is called upon, irrespective of the likelihood of the guarantee being exercised as disclosed in Note 38.

In order to minimise credit risk, the Group has categorised exposures according to their degree of risk of default. The Group uses its own trading records to rate its major customers and other debtors and the Group’s exposure and the credit ratings of its counterparties are continuously monitored. The aggregate value of transactions concluded is spread amongst approved counterparties.

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

The tables below detail the credit quality of the Group’s financial assets and other items, as well as maximum exposure to credit risk by credit risk rating grades:

	Note	Internal credit rating	12-month or lifetime ECL	Gross carrying amount	Loss allowance	Net carrying amount
				US$’000	US$’000	US$’000
31 December 2020

Trade receivables	7	(i)	Lifetime ECL (Simplified approach)	7,928	-	7,928
Contract assets	8	(i)	Lifetime ECL (Simplified approach)	900	-	900
Other receivables	9	Performing	12-month ECL	15,269	-	15,269
Due from joint ventures	10	Performing	12-month ECL	1	-	1
Loans to joint ventures	11	Doubtful	Lifetime ECL	798	-	798
				24,896	-	24,896

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

4	FINANCIAL INSTRUMENTS, FINANCIAL RISKS AND CAPITAL MANAGEMENT (cont’d)

	Note	Internal credit rating	12-month or lifetime ECL	Gross carrying amount	Loss allowance	Net carrying amount
				US$’000	US$’000	US$’000
31 December 2019

Trade receivables	7	(i)	Lifetime ECL (Simplified approach)	13,173	-	13,173
Contract assets	8	(i)	Lifetime ECL (Simplified approach)	3,844	-	3,844
Other receivables	9	Performing	12-month ECL	14,258	-	14,258
Due from joint ventures	10	Performing	12-month ECL	3,855	-	3,855
Loans to joint ventures	11	Doubtful	Lifetime ECL	5,216	(1,552)	3,664
				40,346	(1,552)	38,794

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

Further details on the loss allowance are disclosed in the respective notes. In order to minimise credit risk, the Group has adopted a policy of only dealing with creditworthy counterparties and obtaining sufficient collateral, where appropriate, as a means of mitigating the risk of financial loss from defaults. The Group uses its own trading records to rate its major customers. The Group's exposure and the credit ratings of its counterparties are continuously monitored and the aggregate value of transactions concluded is spread amongst approved counterparties. In addition, in response to the COVID-19 pandemic, the Group has increased reviews of counterparties and potential customers to ensure that contractual obligations will be met.

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

At the end of the reporting period, the Group does not have significant credit risk exposure to any single counterparty or any Group of counterparties having similar characteristics. The Group defines counterparties as having similar characteristics if they are related entities. The concentration of credit risk is limited due to the fact that the customer base is large and unrelated.

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

The Group is exposed to interest rate risk through the impact of bank loans and other borrowings and loans granted from/to joint ventures at variable interest rates. The Group monitors its exposure to fluctuating interest rates and generally enters into contracts that are linked to market rates relative to the currency of the asset or liability.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

4	FINANCIAL INSTRUMENTS, FINANCIAL RISKS AND CAPITAL MANAGEMENT (cont’d)

Interest rate sensitivity

The sensitivity analyses below have been determined based on the exposure to interest rates for both derivatives and non-derivative instruments at the end of the reporting period and the stipulated change taking place at the beginning of the financial year and held constant throughout the reporting period in the case of instruments that have floating rates.  A 50 basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates. Following the COVID-19 outbreak, market interest rates have declined significantly from an opening rate of 1.9% in January 2020 to a closing rate of 0.2% in December 2020.

If interest rates had been 50 basis points higher or lower and all other variables were held constant, the Group’s loss for the year ended 31 December 2020 would increase/decrease by $1,103,000 (2019: increase/decrease by $691,000 and 2018: increase/decrease by $603,000).  This is mainly attributable to the Group’s exposure to interest rates on its variable rate bank loans and loans from/to joint ventures.

(c)	Foreign currency exchange risk management

The Group’s main operational activities are carried out in United States dollars and South African rands, which is the functional currency of the respective financial statements of each Group entity.  The risk arising from movements in foreign exchange rates is limited as the Group has minimal transactions in foreign currencies which mainly relates to administrative expenses in Singapore dollars, amounts due to related companies in South African rands as well as bank balances in South African rands.

The Group has access to a foreign exchange facility which enables it to enter into forward foreign exchange contracts. Management reviews and monitors currency risk exposure and determines whether any hedging is considered necessary. Overall market declines and market volatility due to the COVID-19 pandemic resulting in fluctuations in the foreign currencies are not expected to have a material effect on the Group’s financial position and results of the operations.

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

At the end of the reporting period, the significant carrying amounts of monetary liabilities and monetary assets denominated in currencies other than the respective Group entities’ functional currencies are as follows:

	Liabilities		Assets
	2020	2019	2020	2019
	US$’000	US$’000	US$’000	US$’000

United States dollars	(576)	(657)	2,176	1,893
South African rands	(6,171)	(26,880)	5,767	6,903

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

If the relevant foreign currency strengthens/weakens by 10% against the functional currency of the entity, profit or loss will increase/(decrease) or, vice versa by:

	Impact on profit or loss
	2020	2019
	US$’000	US$’000

United States dollars	160	124
South African rands	(40)	(1,998)

(d)	Liquidity risk management

Liquidity risk refers to the risk that the Group is unable to pay its creditors due to insufficient funds.  The Group maintains and monitors a level of cash deemed adequate by management at all times to finance its obligations as and when they fall due.

The shipping environment has been challenging and volatile over the last several years due to an oversupply of vessels allied to a lower growth rate of the world economy. The outbreak of COVID-19 has resulted in Governments implementing measures to mitigate the spread of the virus. These measures have resulted in a significant reduction in global economic activity and deterioration in the charter rates in 2020, which has a significant impact on operations and cash flows and the Group’s ability to comply with covenants and other conditions in the loan agreements. Although there have been a recent rebound in charter rates, the COVID-19 situation is still fluid and any deterioration could lead to unfavourable market conditions and impact the Group’s operations and cash flows.

The Group manages liquidity risk by monitoring forecast and actual cash flows and ensuring that adequate borrowing facilities are maintained. The management may, from time to time, at their discretion raise or borrow monies for the purposes of the Group as they deem fit. There are measures in place to preserve cash, maintain adequate financing to meet Group’s obligations and protect existing loan covenants imposed by the banks. The covenant levels are monitored continuously to identify any potential covenant issues so that solutions such as waivers or modifications to the loan covenants to obtain more favourable terms can be implemented in advance. The Group may seek to accomplish any of these independently or in conjunction with one or more of these actions. If the market conditions become unfavourable, the Group may be unable to accomplish any of the foregoing on acceptable terms or at all.

Based on the 12 months cash flow forecast prepared by management from the date of the authorisation of financial statements, the Board of Directors has no reason to believe that the Group will not continue as a going concern and has assessed that there is no material uncertainty related to these conditions and there is no substantial doubt about the Group’s ability to continue as a going concern. Management has plans in place to sell certain vessels, repay certain loans, protect or amend existing covenants on term loans and maintain adequate liquidity. Subsequent to the end of the financial reporting period, management contracted to sell two medium range tankers and one small tanker which will provide sufficient funds to settle the mortgage on the vessels and non-bank loan (Note 26) which matures on 13 June 2021. These transactions together with the improvement in the estimated dry bulk spot market will provide sufficient liquidity to repay the maturing obligations and meet the covenants at the next reporting dates.

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

	Weighted average effective interest rate	On demand or within 1 year	Within 2 to 5 years	After 5 years	Adjustment	Total
	% p.a.	US$’000	US$’000	US$’000	US$’000	US$’000
Group

2020
Non-interest bearing	-	26,714	-	-	-	26,714
Fixed interest rate instruments	7.50	27,411	-	-	(1,879)	25,532
Lease liabilities	4.63	29,862	24,146	-	(2,418)	51,590
Variable interest rate instruments	3.71	35,002	192,229	58,435	(32,766)	252,900
		118,989	216,375	58,435	(37,063)	356,736
Included in assets of a disposal group held for sale (Note 40)(i)		(83)	(277)	-	-	(360)
		118,906	216,098	58,435	(37,063)	356,376

2019
Non-interest bearing	-	32,691	221	-	-	32,912
Lease liabilities	5.41	26,728	35,637	-	(4,381)	57,984
Variable interest rate instruments	5.09	27,747	123,030	44,423	(29,956)	165,244
		87,166	158,888	44,423	(34,337)	256,140
Included in assets of a disposal group held for sale (Note 40)(i)		(539)	-	-	1	(538)
		86,627	158,888	44,423	(34,336)	255,602

(i) For 2020, the amount represents only the assets relating to Training school that has been classified as held for sale in 2020. Amounts relating to Unicorn Tankers division disclosed as asset held for sale in 2019 and 2020 are included in Note 40.

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
Group

2020
Gross settled:
Bunker swaps
Gross inflow	458	-	-	458

2019
Gross settled:
Bunker swaps
Gross outflow	173	-	-	173

(e)	Shipping market price risk management

The Group is exposed to the fluctuations in market conditions in the shipping industry which in turn affects the Group’s profitability.  Management continually assess shipping markets using their experience and detailed research.  Risks are managed by fixing tonnage on longer term time charters, contracts of affreightment and entering into forward freight agreements.  There are no outstanding contracts at 31 December 2020 and 31 December 2019. Accordingly, no sensitivity analysis is prepared.

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

Commodity price sensitivity

The sensitivity analyses below have been determined based on the exposure to commodity price risk at the end of the reporting period.

In respect of derivative financial instruments, if the commodity prices had been 10% higher/lower while other variables were held constant:

•	loss for the year ended 31 December 2020 would decrease/increase by $Nil (2019: decrease/increase by $Nil and 2018: decrease/increase by $Nil).

•	hedging reserve for the year ended 31 December 2020 would decrease/increase by $206,000 (2019: decrease/increase by $209,000 and 2018: decrease/increase by $355,000).

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

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

4	FINANCIAL INSTRUMENTS, FINANCIAL RISKS AND CAPITAL MANAGEMENT (cont’d)

Financial instruments measured at fair value on a recurring basis

	2020	2019
	US$’000	US$’000
Financial Assets
Bunker swaps	458	173

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

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

4	FINANCIAL INSTRUMENTS, FINANCIAL RISKS AND CAPITAL MANAGEMENT (cont’d)

	Level 1	Level 2	Level 3	Total
	US$’000	US$’000	US$’000	US$’000
2020
Financial Assets
Derivative financial instruments	-	458	-	458

	Level 1	Level 2	Level 3	Total
2019
Financial Assets
Derivative financial instruments	-	173	-	173

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

During the year, Group entities entered into the following transactions with related parties:

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

5	RELATED PARTIES TRANSACTIONS (cont’d)

(i)	Group companies

	2020	2019	2018
	US$’000	US$’000	US$’000

Fuel and port expenses to related parties	-	-	(18,910)
Bunker swaps from related companies	-	-	111
Guarantee fees to related parties	-	-	(54)
Management fees to related parties	-	-	(1,135)
Net gain on disposal of businesses	-	-	3,255
Overhead recovery from (to) related party (included in administrative expense)	-	-	134
Other expenses to related parties	-	-	(187)

(ii)	Joint ventures

	2020	2019	2018
	US$’000	US$’000	US$’000

Interest income	157	983	2,573
Technical management fee income	354	1,625	1,625
Agency Fees from joint ventures	83	573	574
Charter hire and other related revenue	679	5,345	13,445
Charter hire and other related expenses	(6,025)	(44,206)	(52,050)
Payments on behalf of a joint venture	(7,987)	(2,199)	(1,217)
Repayment of preference shares by a joint venture	2,569	-	-
Settlement of interest bearing loan	5,382	-	-
Purchase of ships from a joint venture	-	54,000	10,250
Dividend income	536	5,000	-
Management fee income	-	86	217

Refer to Note 38 for information on the guarantees provided by the Group for loans within joint venture structures.

(iii)	Compensation of directors and key management personnel

The remuneration of the directors and other members of key management is set out below in aggregate for each of the categories specified in IAS 24 Related Party Disclosures.

	2020	2019	2018
	US$’000	US$’000	US$’000

Short-term benefits	4,073	4,166	4,839
Share-based payments (1)	769	-	84
	4,842	4,166	4,923

(1) Represents vesting of ordinary shares in terms of the Forfeitable Share Plan.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

5	RELATED PARTIES TRANSACTIONS (cont’d)

The remuneration of directors and key management is determined by the remuneration committee of Grindrod Shipping Holdings Limited (prior to 18 June 2018 by the remuneration committee of Grindrod Limited) having regard to the performance of individuals and market trends.

6	CASH AND BANK BALANCES INCLUDING RESTRICTED CASH

	2020	2019
	US$’000	US$’000

Restricted cash, current portion	3,319	3,167
Cash on hand	566	357
Cash at bank	37,376	32,029
Cash and bank balances	41,261	35,553

Less: Restricted cash, current portion	(3,319)	(3,167)
	37,942	32,386
Add: Cash and cash equivalents included in the disposal group held for sale (Note 40)(i)	-	141
Cash and cash equivalents in the statements of cash flows	37,942	32,527

Restricted cash
Classified as:
Current	3,319	3,167
Non-current	9,304	9,611
	12,623	12,778

(i) For 2020, the amount represents only the assets relating to Training school that has been classified as held for sale in 2020. Amount relating to Unicorn Tanker division disclosed as asset held for sale in 2019 has been included in the respective lines in 2020 in Note 40.

The current portion of the restricted cash represents amounts placed in retention accounts can only be used to fund loan repayments or interest payments. The non-current portion of restricted cash represents debt reserves security deposit required due to the conditions of certain banking facilities and these deposits are not available to finance the Group’s day to day operations.

7	TRADE RECEIVABLES

	2020	2019
	US$’000	US$’000

Trade receivables	6,617	10,171
Trade receivables due from the pools	1,380	3,706
	7,997	13,877
Included in assets of a disposal group held for sale (Note 40)(i)	(69)	(704)
	7,928	13,173

(i) For 2020, the amount represents only the assets relating to Training school that has been classified as held for sale in 2020. Amounts relating to Unicorn Tankers division disclosed as asset held for sale in 2019 and 2020 are included in Note 40.

The credit period is 1 to 30 days (2019: 1 to 30 days).  No interest is charged on the outstanding invoice.

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

	Trade receivables past due
2020	Not past due	< 30	31-60	61-90	91-120	>120	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Estimated total gross carrying amount at default, representing net carrying amount of default	5,544	249	139	551	859	655	7,997
Less: assets of a disposal group held for sale	(26)	(15)	(3)	(3)	(22)	-	(69)
	5,518	234	136	548	837	655	7,928

	Trade receivables past due
2019	Not past due	< 30	31-60	61-90	91-120	>120	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Estimated total gross carrying amount at default, representing net carrying amount of default	9,955	1,233	1,244	280	1,165	-	13,877
Less: assets of a disposal group held for sale	(699)	(1)	(4)	-	-	-	(704)
	9,256	1,232	1,240	280	1,165	-	13,173

8	CONTRACT ASSETS

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

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

9	OTHER RECEIVABLES AND PREPAYMENTS

	2020	2019
	US$’000	US$’000
Deposits	291	346
Prepayments	3,471	2,693
Voyages in progress	9,126	10,377
Loan receivables	1,229	-
Other receivables	4,630	3,627
	18,747	17,043
Included in assets of a disposal group held for sale (Note 40)(i)	(7)	(92)
	18,740	16,951

(i) For 2020, the amount represents only the assets relating to Training school that has been classified as held for sale in 2020. Amounts relating to Unicorn Tankers division disclosed as asset held for sale in 2019 and 2020 are included in Note 40.

On 26 May 2020, the Group entered into a loan agreement with third party with respect to the sale of vessel Inyala. The loan receivable of $1,229,000 accrues interest at LIBOR plus 3.5% per annum and is repayable by December 2021. Any sums payable which are not paid when due, shall attract an additional 2% per annum over and above the rate of interest.

For purpose of impairment assessment, other receivables and loan receivables are considered to have low credit risk as they are not due for payment at the end of the reporting period and there has been no significant increase in the risk of default on the receivables since initial recognition. Accordingly, for the purpose of impairment assessment for these receivables, the loss allowance is measured at an amount equal to 12-month ECL. In determining the ECL, management has taken into account the historical default experience and the financial position of the counterparties, adjusted for factors that are specific to the debtors and general economic conditions of the industry in which the debtors operate. No provision for loss allowance was made during 2020 and 2019.

10	DUE FROM JOINT VENTURES

	2020	2019
	US$’000	US$’000
Due from joint ventures (Note 5)
- non-interest bearing - trade	-	815
- non-interest bearing - non-trade	1	345
- interest bearing - non-trade	-	2,695
	1	3,855

Amounts due from joint ventures are unsecured and repayable on demand and their carrying value approximate fair value.

In 2020 and 2019, interest was charged on the amounts due from joint ventures of $2,695,000 at 15.0% per annum. These loans were settled in 2020.

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

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

11	LOANS TO JOINT VENTURES

	2020	2019
	US$’000	US$’000
Loans to joint ventures analysed between:

Assets
Current assets	798	2,589
Provision for losses on joint ventures	-	(1,552)
	798	1,037

Non-current assets	-	2,627

Total	798	3,664

(1)	The loan to a joint venture which relates to payments made for instalments due for a ship under construction in accordance with the terms of ship building contract was settled during the year following the sale of the vessel (2019: $2,627,000). The loan was unsecured and incurred interest at rates ranging from 1.96% to 3.6% (2019: 3.60% to 4.34%) per annum during the year. The loan approximated the fair value as the loan was arranged at floating rates.

(2)	$798,000 (2019: $2,579,000) of loans to a joint venture is unsecured and did not bear interest in 2020 and 2019. The loan is expected to be repaid within 12 months from the end of the reporting period. The carrying value of the loans at year end approximates the fair value.

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

The following table shows the movement in lifetime ECL – credit impaired lifetime ECL that has been recognised for loans to joint venture:

	2020	2019
	US$’000	US$’000
Balance as at 1 January	1,552	1,680
Loss allowance recognised (reversed) in profit or loss on changes in credit risk	271	(128)
Amount written off	(1,823)	-
Balance as at 31 December	-	1,552

As the last remaining joint venture is in the process of being liquidated following the sale of the assets in 2019, management do not believe the balance of the outstanding loan in excess of the available cash in the joint venture is recoverable. The loss allowance was increased to US$1,823,000 and the full amount was written off in anticipation of the distribution of the final dividend.

12	DERIVATIVE FINANCIAL INSTRUMENTS

Bunker swaps - analysed between:
	2020	2019
	US$’000	US$’000
Assets
Current assets	458	173

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

12	DERIVATIVE FINANCIAL INSTRUMENTS (cont’d)

The Group has entered into a number of bunker swaps, as follows:

2020

Current assets

Derivative instruments in designated hedge accounting relationships:

Settlement periods		Strike price	Quantity	Notional value	Fair value gain
		US$	MT	US$’000	US$’000

January 2021 to February 2021	0.5% FOB Singapore	276.0	1,400	386	160
January 2021 to May 2021	0.5% FOB Singapore	311.3	1,500	467	118
January 2021 to May 2021	0.5% FOB Rotterdam	298.5	2,500	746	180
				1,599	458

2019

Current assets

Derivative instruments in designated hedge accounting relationships:

Settlement periods		Strike price	Quantity	Notional value	Fair value gain
		US$	MT	US$’000	US$’000

March 2020	Rott 0.5% Brg	471.3	600	283	40
January 2020 to February 2020	GO 10ppm	75.7	505	38	22
January 2020 to June 2020	ICE LS GasOil	566.5	2,400	1,360	111
				1,681	173

13	INVENTORIES

	2020	2019
	US$’000	US$’000

Bunkers and other consumables at cost	8,700	12,491
	-	-
Ships reclassified from ships, property, plant and equipment as inventories (Note 14) (a)	42,353	15,932
Sale of ships recognised as inventories (a)	(42,353)	(15,932)

Included in assets of a disposal group held for sale (Note 40)(i)	-	(255)
	8,700	12,236

(i) For 2020, the amount represents only the assets relating to Training school that has been classified as held for sale in 2020. Amounts relating to Unicorn Tankers division disclosed as asset held for sale in 2019 and 2020 are included in Note 40.

(a) Ships reclassified from Ships, property, plant and equipment as inventories is reconciled as follows:

	2020	2019
	US$’000	US$’000

Cost	109,501	40,871
Accumulated depreciation	(45,026)	(11,659)
Impairment	(22,122)	(13,280)
Carrying amount	42,353	15,932

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

13	INVENTORIES (cont’d)

On 29 January 2020, 8 April 2020, 4 May 2020 and 16 July 2020, the Group entered into memoranda of agreement with third parties for the sale of a ship at purchase consideration of $9,150,000, $14,100,000, $15,300,000 and $5,090,000 respectively. The ships were delivered to third parties on 28 February 2020, 4 June 2020, 25 June 2020 and the 2 September 2020.

On 2 April 2019 and 23 April 2019, the Group entered into memoranda of agreement with third parties for the sale of a ship at purchase consideration of $7,800,000 and $8,875,000 respectively. The ships were delivered to third parties on 30 April 2019 and the 28 June 2019.

14	SHIPS, PROPERTY, PLANT AND EQUIPMENT

	Office equipment, furniture and fittings and motor vehicles	Plant and equipment	Ships	Drydocking	Construction in progress	Freehold land and buildings	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Cost:
Balance at 1 January 2019	5,020	5,371	427,838	12,914	6,384	263	457,790
Additions	70	24	54,000	2,517	49,590	-	106,201
Disposals	(26)	(593)	(70)	(2,527)	-	-	(3,216)
Reclassification from construction in progress	-	-	54,648	552	(55,200)	-	-
Reclassification to inventories (Note 13)	-	-	(38,847)	(2,024)	-	-	(40,871)
Reclassification to disposal group held for sale (Note 40)(ii)	(144)	-	-	-	-	-	(144)
Effect of foreign currency exchange differences	74	-	-	-	-	5	79
Balance at 31 December 2019	4,994	4,802	497,569	11,432	774	268	519,839
Additions	67	-	1,716	7,307	-	-	9,090
Disposals	(118)	(738)	(24)	(3,602)	-	-	(4,482)
Acquisition of subsidiary (Note 41.1 and Note 41.2)(i)	-	287	239,773	3,823	-	-	243,883
Reclassification to inventories (Note 13)	-	-	(105,966)	(3,535)	-	-	(109,501)
Reclassification to disposal group held for sale (Note 40)(ii)	(659)	-	-	-	-	-	(659)
Effect of foreign currency exchange differences	55	6	-	-	-	(9)	52
Balance at 31 December 2020	4,339	4,357	633,068	15,425	774	259	658,222

(i) Ships of $239,773,000 and drydocking of $3,823,000 were assets acquired as part of the IVS Bulk transaction (Note 41.1) and plant and equipment of $287,000 was acquired as part of the IBC transaction (Note 41.2).

(ii) For 2020, the amount represents only the assets relating to Training school that has been classified as held for sale in 2020. Amounts relating to Unicorn Tankers division disclosed as asset held for sale in 2019 and 2020 are included in Note 40.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

14	SHIPS, PROPERTY, PLANT AND EQUIPMENT (cont’d)

	Office equipment, furniture and fittings and motor vehicles	Plant and equipment	Ships	Drydocking	Construction in progress	Freehold land and buildings	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Accumulated depreciation:
Balance at 1 January 2019	4,548	4,102	111,311	4,320	-	-	124,281
Depreciation	155	798	13,562	3,169	-	-	17,684
Disposals	(25)	(593)	(70)	(2,008)	-	-	(2,696)
Reclassification to disposal group held for sale (Note 40)(i)	(142)	-	-	-	-	-	(142)
Reclassification to inventories (Note 13)	-	-	(10,785)	(874)	-	-	(11,659)
Effect of foreign currency exchange differences	71	-	-	-	-	-	71
Balance at 31 December 2019	4,607	4,307	114,018	4,607	-	-	127,539
Depreciation	122	378	18,263	5,208	-	-	23,971
Disposals	(117)	(738)	-	(1,600)	-	-	(2,455)
Reclassification	-	-	1,013	(1,013)	-	-	-
Reclassification to inventories (Note 13)	-	-	(43,921)	(1,105)	-	-	(45,026)
Reclassification to disposal group held for sale (Note 40)(i)	(451)	-	-	-	-	-	(451)
Effect of foreign currency exchange differences	76	3	-	-	-	-	79
Balance at 31 December 2020	4,237	3,950	89,373	6,097	-	-	103,657

Impairment:
Balance at 1 January 2019	-	-	80,732	2,865	310	-	83,907
Impairment losses recognised in profit and loss	-	-	14,877	2,118	-	-	16,995
Reclassification to inventories (Note 13)	-	-	(12,130)	(1,150)	-	-	(13,280)
Disposal	-	-	-	(519)	-	-	(519)
Balance at 31 December 2019	-	-	83,479	3,314	310	-	87,103
Impairment losses recognised in profit and loss	138	-	15,099	1,183	-	-	16,420
Disposal	-	-	(1,109)	(892)	-	-	(2,001)
Reclassification to inventories (Note 13)	-	-	(19,700)	(2,422)	-	-	(22,122)
Reclassification to disposal group held for sale (Note 40)(i)	(138)	-	-	-	-	-	(138)
Balance at 31 December 2020	-	-	77,769	1,183	310	-	79,262

Carrying Amount:
At 31 December 2020	102	407	465,926	8,145	464	259	475,303
At 31 December 2019	387	495	300,072	3,511	464	268	305,197

(i) For 2020, the amount represents only the assets relating to Training school that has been classified as held for sale in 2020. Amounts relating to Unicorn Tankers division disclosed as asset held for sale in 2019 and 2020 are included in Note 40.

Certain ships are pledged to secure bank borrowings as disclosed in Note 26.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

15	RIGHT-OF-USE ASSETS

The Group leases several assets including office and residential property, ships and ship equipment which are disclosed as right-of-use assets.

	Office and residential property	Ships	Ship equipment	Total
	US$’000	US$’000	US$’000	US$’000
Cost:
Balance at 1 January 2019	596	68,588	211	69,395
Additions	2,161	16,946	82	19,189
Cancellation of leases during the year	-	-	(22)	(22)
Reclassification to disposal group held for sale (Note 40)(i)	(35)	-	-	(35)
Effect of foreign currency exchange differences	11	-	-	11
Balance at 31 December 2019	2,733	85,534	271	88,538
Additions	539	20,833	83	21,455
Derecognition of right of use asset	(80)	(18,449)	(167)	(18,696)
Acquisitions of subsidiary (Note 41.1)	-	-	87	87
Adjustment(1)	(80)	-	-	(80)
Reclassification to disposal group held for sale (Note 40)(i)	(399)	-	-	(399)
Effect of foreign currency exchange differences	34	-	-	34
Balance at 31 December 2020	2,747	87,918	274	90,939

Accumulated depreciation:
Depreciation, representing balance at 31 December 2019	601	30,307	142	31,050
Depreciation	1,019	26,246	167	27,432
Derecognition of right of use asset	(80)	(18,449)	(167)	(18,696)
Adjustment(1)	(80)	-	-	(80)
Reclassification to disposal group held for sale (Note 40)(i)	(82)	-	-	(82)
Effect of foreign currency exchange differences	3	-	-	3
Balance at 31 December 2020	1,381	38,104	142	39,627

Impairment:
Impairment losses recognised in profit and loss, representing balance at 31 December 2019 and 31 December 2020	-	2,250	-	2,250

Carrying amount:
As at 31 December 2020	1,366	47,564	132	49,062
As at 31 December 2019	2,132	52,977	129	55,238

(i) For 2020, the amount represents only the assets relating to Training school that has been classified as held for sale in 2020. Amounts relating to Unicorn Tankers division disclosed as asset held for sale in 2019 and 2020 are included in Note 40.

(1) Refers to lease modification during the period.

Right-of-use assets are depreciated over the remaining period of the lease. The average lease term is between 1 and 4 years for property, between 1 and 5 years for ships, and between 1 and 3 years for ship equipment.

Depreciation expense of $26,413,000 (2019: $30,449,000) for ships and ship equipment are recognised in cost of sales and the depreciation expense of $1,019,000 (2019: $601,000) for property is recognised separately in administrative expense.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

15	RIGHT-OF-USE ASSETS (Cont’d)

The Group has options to purchase certain ships at set prices at certain dates within the contracts. The exercise price is not included in the right-of-use assets for these ships because it is not reasonably certain that the options will be exercised.

For the year ended 31 December 2020, the Group recognised expense of $42,946,000 (2019: $63,113,000) for short term leases (i.e. a lease period of 12 months or less), US$84,000 (2019: $73,000) for leases of low value assets and US$42,946,000 (2019: $55,952,000) for variable lease payments in connection with pool arrangements not included in the measurement of the lease liability.

Corresponding lease liabilities are disclosed in Note 25.

16	SUBSIDIARIES

Details of the Group’s subsidiaries at the end of the reporting period are as follows:

Name of subsidiary	Principal activity	Country of incorporation	Proportion of ownership interest and voting power held by the Group
			2020	2019
			%	%
Grindrod Shipping Pte. Ltd.	Ship operating and management	Singapore	100%	100%
Grindrod Shipping (South Africa) Pty Ltd	Ship operating and management	South Africa	100%	100%

Held by Grindrod Shipping Pte. Ltd
IVS Bulk Owning Pte. Ltd.	Dormant	Singapore	100%	100%
IVS Bulk Carriers Pte. Ltd.	Dormant	Singapore	100%	100%
IVS Bulk 430 Pte. Ltd.	Dormant	Singapore	100%	100%
IVS Bulk 462 Pte. Ltd.	Dormant	Singapore	100%	100%
IVS Bulk 475 Pte. Ltd.	Ship Owning and Operating	Singapore	100%	100%
IVS Bulk 511 Pte. Ltd.	Dormant	Singapore	100%	100%
IVS Bulk 512 Pte. Ltd.	Dormant	Singapore	100%	100%
IVS Bulk 603 Pte. Ltd.	Ship Owning and Operating	Singapore	100%	100%
IVS Bulk 609 Pte. Ltd.	Ship Owning and Operating	Singapore	100%	100%
IVS Bulk 611 Pte. Ltd.	Ship Owning and Operating	Singapore	100%	100%
IVS Bulk 612 Pte. Ltd.	Ship Owning and Operating	Singapore	100%	100%
IVS Bulk 707 Pte. Ltd.	Dormant	Singapore	100%	100%
IVS Bulk 3708 Pte. Ltd.	Ship Owning and Operating	Singapore	100%	100%
IVS Bulk 3720 Pte. Ltd.	Ship Owning and Operating	Singapore	100%	100%
IVS Bulk Pte. Ltd.(i)	Ship Owning and Operating	Singapore	68.86%	(i)
IM Shipping Pte. Ltd.	Ship Owning and Operating	Singapore	100%	100%
Island Bulk Carriers Pte. Ltd.	Ship Owning and Operating	Singapore	100%	(iii)
Grindrod Shipping Services UK Limited	To provide shipping and shipping related services	United Kingdom	100%	100%
Unicorn Atlantic Pte. Ltd.	Dormant	Singapore	100%	100%

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

16	SUBSIDIARIES (cont’d)

Name of subsidiary	Principal activity	Country of incorporation	Proportion of ownership interest and voting power held by the Group
			2020	2019
			%	%

Unicorn Baltic Pte. Ltd.	Ship Owning and Operating	Singapore	100%	100%
Unicorn Ionia Pte. Ltd.	Dormant	Singapore	100%	100%
Unicorn Tanker Operations (434) Pte. Ltd.	Dormant	Singapore	100%	100%
Unicorn Ross Pte. Ltd.	Dormant	Singapore	100%	100%
Nyathi Limited(iv)	Dormant	Isle of Man	100%	100%
Unicorn Caspian Pte. Ltd.	Dormant	Singapore	100%	100%
Unicorn Marmara Pte. Ltd.	Dormant	Singapore	100%	100%
Unicorn Scotia Pte. Ltd.	Dormant	Singapore	100%	100%
Unicorn Malacca Pte. Ltd.	Dormant	Singapore	100%	100%
Unicorn Bulk Carriers Ltd	Dormant	British Virgin Islands	100%	100%
Unicorn Tankers International Ltd	Dormant	British Virgin Islands	100%	100%
Grindrod Maritime LLC	Ship Owning and Operating	Marshall Islands	100%	100%
Unicorn Sun Pte. Ltd.	Ship Owning and Operating	Singapore	100%	100%
Unicorn Moon Pte. Ltd.	Ship Owning and Operating	Singapore	100%	100%

Held by Grindrod Shipping (South Africa) Pty Ltd
Comshipco Schiffahrts Agentur GmbH	Ship agents and operators	Germany	100%	100%
K2019570755 (South Africa) (Pty) Ltd (ii)	Dormant	South Africa	100%	-

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

16	SUBSIDIARIES (cont’d)

Name of subsidiary	Principal activity	Country of incorporation	Proportion of ownership interest and voting power held by the Group
			2020	2019
			%	%

Held by IVS Bulk Pte. Ltd.
IVS Bulk 541 Pte. Ltd.	Ship Owning and Operating	Singapore	68.86%	(i)
IVS Bulk 543 Pte. Ltd.	Ship Owning and Operating	Singapore	68.86%	(i)
IVS Bulk 545 Pte. Ltd.	Ship Owning and Operating	Singapore	68.86%	(i)
IVS Bulk 554 Pte. Ltd.	Ship Owning and Operating	Singapore	68.86%	(i)
IVS Bulk 5855 Pte. Ltd.	Ship Owning and Operating	Singapore	68.86%	(i)
IVS Bulk 5858 Pte. Ltd.	Ship Owning and Operating	Singapore	68.86%	(i)
IVS Bulk 709 Pte. Ltd.	Ship Owning and Operating	Singapore	68.86%	(i)
IVS Bulk 712 Pte. Ltd.	Ship Owning and Operating	Singapore	68.86%	(i)
IVS Bulk 7297 Pte. Ltd.	Ship Owning and Operating	Singapore	68.86%	(i)
IVS Bulk 1345 Pte. Ltd.	Ship Owning and Operating	Singapore	68.86%	(i)
IVS Bulk 3693 Pte. Ltd.	Ship Owning and Operating	Singapore	68.86%	(i)
IVS Bulk 10824 Pte. Ltd.	Ship Owning and Operating	Singapore	68.86%	(i)

(i)	On 14 February 2020, the Group acquired additional equity interest in IVS Bulk Pte. Ltd. (“IVS Bulk”) from its joint venture partner which increased its ownership interest from 33.5% to 66.75%. Subsequent to the purchase of these shares, IVS Bulk became a subsidiary of the Group (Note 41.1). On 1 December 2020, a loan of $4,000,000 million provided by the Group to IVS Bulk was converted to equity in the form of “A Class” shares in line with the shareholders agreement dated 14 February 2020. The loan was initially provided on 30 September 2020 with interest calculated at LIBOR plus 3.1%. The transaction increased Group’s shareholding by 2.11% in IVS Bulk from 66.75% to 68.86%.

(ii)	This company was incorporated in 2019.

(iii)	On 3 July 2020, the Group acquired the remaining 35% issued shares in the joint venture, Island Bulk Carriers Pte. Ltd. (“IBC”). Subsequent to the purchase of these shares, IBC became a wholly-owned subsidiary of the Group (Note 41.2).

(iv)	This company was deregistered in 2021.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

17	INTEREST IN JOINT VENTURES

	2020	2019
	US$’000	US$’000

Cost of investment in joint ventures	11,534	77,974
Share of post-acquisition loss, net of dividends received	(11,305)	(25,416)
Reclassification to assets classified as held for sale(b)	(63)	(83)
Carrying amount	166	52,475

The Group’s share of losses in joint ventures that are in excess of the Group’s cost of investment of $Nil (2019: $2,106,000) are accounted for as provision for losses on joint ventures (Note 11 and Note 27). Details of the joint ventures are as follows:

Name of joint venture	Principal activity	Country of incorporation	Proportion of ownership interest and voting power held by the Group		Cost of investment in joint ventures
			2020	2019	2020	2019
Tri-View Shipping Pte. Ltd. (a)	Ship owning and operating	Singapore	51%	51%	132	132
Island Bulk Carriers Pte. Ltd.	Ship operating	Singapore	(c)	65%	-	*
IVS Bulk Pte. Ltd.	Ship owning and operating	Singapore		33.50%	-	66,440
Petrochemical Shipping Limited (d)	Dormant	Isle of Man	50%	50%	11,402	11,402
Leopard Tankers Pte. Ltd. (b)	Dormant	Singapore	50%	50%	*	*
					11,534	77,974

*	Amount is less than US$1,000.

(a)	The Group has joint control over these entities by virtue of the contractual arrangement with its joint venture partner(s) requiring resolutions on the relevant activities to be passed based on unanimous approval.

(b)	These joint venture companies are expected to be dissolved in 2021. Accordingly, the carrying amount of the interest in joint ventures has been reclassified to assets classified as held for sale (Note 40).

(c)	The group acquired a controlling interest in these joint ventures during 2020 and the investment was subsequently reported as a subsidiary (Note 16).

(d)	Petrochemical Shipping Limited was dissolved on 19 March 2021.

The above joint ventures are accounted for using the equity method in these consolidated and combined financial statements.

In 2020, the total share of joint venture companies' loss after taxation amounts to $945,000 (2019: $1,420,000; 2018: $454,000).

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

17	INTEREST IN JOINT VENTURES (cont’d)

Summarised financial information in respect of the Group's material joint ventures are set out below. The summarised financial information below represents amounts shown in the joint venture's financial statements prepared in accordance with IFRSs, adjusted by the Group for equity accounting purposes.

Tri-View Shipping Pte. Ltd.
	2020	2019
	US$’000	US$’000

Current assets	410	897
Non-current assets	-	10,180
Current liabilities	(21)	(805)
Non-current liabilities	-	(6,300)

The above amounts of assets and liabilities include the following:

Cash and cash equivalents	334	757
Current financial liabilities (excluding trade and other payable and provisions)	(1)	(726)
Non-current financial liabilities (excluding trade and other payables and provisions)	-	(6,300)

Revenue(i)	9,484	2,488
Gross loss	(376)	(1,290)
Loss for the year, representing total comprehensive loss for the year	(2,535)	(1,615)
Dividend income from joint venture during the year	536	-

The above loss for the year include the following:

Depreciation	(711)	(2,102)
Impairment loss	(1,985)	-
Interest expense	(154)	(307)

Reconciliation of the above summarised financial information to the carrying amount of the interest in the joint venture recognised in the consolidated and combined financial statements:

Net assets of the joint venture	389	3,972
Proportion of the Group's ownership interest in the joint venture	51%	51%
Other adjustments	(31)	(31)
Carrying amount of the Group's interest in the joint venture	166	1,995

(i) The revenue in 2020 comprise of income received from the sale of the vessel of $7.9 million.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

17	INTEREST IN JOINT VENTURES (cont’d)

	2020	2019
	US$’000	US$’000
IVS Bulk Pte. Ltd.

Current assets	-	25,941
Non-current assets	-	263,670
Current liabilities	-	(81,118)
Non-current liabilities	-	(49,358)

The above amounts of assets and liabilities include the following:

Cash and cash equivalents	-	25,650
Current financial liabilities (excluding trade and other payables and provisions)	-	(78,507)
Non-current financial liabilities (excluding trade and other payables and provisions)	-	(49,358)

Revenue	4,388	40,929
Gross (loss) profit	(1,993)	6,103
Loss for the year, representing total comprehensive loss for the year	(3,782)	(3,764)

The above loss for the year include the following:

Depreciation	(2,477)	(14,020)
Interest income	7	33
Interest expense	(1,674)	(9,029)
Income tax	-	(1)

Reconciliation of the above summarised financial information to the carrying amount of the interest in the joint venture recognised in the consolidated and combined financial statements:

2019
US$’000

Net assets of the joint venture	159,135
Proportion of the Group's ownership interest in the joint venture	33.5%
Goodwill	3,575
Other adjustments	(6,405)
Carrying amount of the Group's interest in the joint venture	50,480

The IVS Bulk joint venture was restructured effective 14 February 2020 when GSPL acquired an additional 33.25% interest in IVS Bulk increasing its shareholding to 66.75% resulting in IVS Bulk becoming a subsidiary of the Group. The new shareholders’ agreement with the other remaining shareholder granted GSPL control of key aspects of the corporate governance of IVS Bulk, as a result of which the financials of IVS Bulk were consolidated into the financial statements rather than being accounted for under the equity accounting method.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

18	INTANGIBLE ASSETS

Total
US$’000
Cost:
Balance at 1 January 2019	6,770
Additions	161
Effect of foreign currency exchange differences	126
Balance at 31 December 2019	7,057
Additions	352
Reclassification to disposal group held for sale (Note 40)(i)	(10)
Effect of foreign currency exchange differences	270
Balance at 31 December 2020	7,669

Accumulated amortisation:
Balance at 1 January 2019	3,093
Amortisation	29
Effect of foreign currency exchange differences	122
Balance at 31 December 2019	3,244
Amortisation	146
Reclassification to disposal group held for sale (Note 40)(i)	(10)
Effect of foreign currency exchange differences	562
Balance at 31 December 2020	3,942

Impairment:
Balance at 1 January 2019, 31 December 2019	3,636
Effect of foreign currency exchange differences	(314)
Balance at 31 December 2020	3,322

Carrying Amount:
At 31 December 2020	405
At 31 December 2019	177

(i) For 2020, the amount represents only the assets relating to Training school that has been classified as held for sale in 2020. Amounts relating to Unicorn Tankers division disclosed as asset held for sale in 2019 and 2020 are included in Note 40.

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

The key assumptions for the value in use calculations are those regarding the discount rates, growth rates and expected changes to selling prices and direct costs during the period.  Management estimated pre-tax discount rates to be 15% which they believed reflect the current market assessments of the time value of money and the risks specific to the cash generating units (CGUs).  The growth rates were based on industry growth forecasts and are estimated to be 5.5%.  Changes in selling prices and direct costs were based on past practices and expectations of future changes in the market. No impairment allowance was recognised in 2019 and 2020.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

19	GOODWILL

	2020	2019
	US$’000	US$’000

Cost:
Balance at 1 January	3,912	16,004
Acquired on acquisition of subsidiary	25	-
Reclassification to disposal group held for sale (Note 40)(i)	-	(12,317)
Effect of foreign currency exchange differences	(9)	225
At 31 December	3,928	3,912

Accumulated impairment losses:
Balance at 1 January	2,968	8,653
Impairment	-	3,179
Reclassification to disposal group held for sale (Note 40)(i)	-	(8,968)
Effect of foreign currency exchange differences	-	104
Balance at 31 December	2,968	2,968

Carrying amount:
At 31 December	960	944

(i) For 2020, the amount represents only the assets relating to Training school that has been classified as held for sale in 2020. Amounts relating to Unicorn Tankers division disclosed as asset held for sale in 2019 and 2020 are included in Note 40.

Goodwill acquired in a business combination is allocated, at acquisition, to the CGUs that are expected to benefit from that business combination.  Before recognition of impairment losses, the cost of goodwill had been allocated as follows:

	2020	2019
	US$’000	US$’000
Cost:
Island Trading and Shipping	3,089	3,064
Parcel Service	235	244
Unicorn Tankers International	604	604
	3,928	3,912

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

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

20	OTHER INVESTMENTS

In connection with the Spin-off (Note 1), Grindrod Limited (former Parent), GSSA and the trustees to the Grindrod Pension Fund (Fund), a defined benefit pension plan operated by Grindrod Limited, resolved that GSSA should be included as a second participating employer of this fund and GSSA will be allocated 40% of the pension surplus which was subject to regulatory approval before this could be enacted.

On 7 October 2020, the relevant regulatory approval was obtained and accordingly effective on the 31 December 2020, GSSA was included in the Fund as the second employer. $3,150,000 (Rands 46,054,000) was transferred from Grindrod Limited’s employer surplus account to the GSSA employer surplus account established within the Fund. As of 31 December 2020, the fund has 1 existing employee and GSSA will not contribute to the fund in respect of this employee. The employer surplus account is only available for use in accordance with the Rules of the Fund.

The employer surplus was valued at $3,150,000 based on the quoted market prices in the active markets. Subsequent fair value change in respect of the allocated fund assets will be recorded as a component of other comprehensive income.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

21	DEFERRED TAX

The following are the major deferred tax liabilities and assets recognised by the Group and the movements thereon, during the current and prior reporting periods:

	2020	2019
	US$’000	US$’000
Deferred taxation analysed by major category:
Capital allowances	-	(54)
Other timing differences	1,138	1,353
	1,138	1,299

Reconciliation of deferred taxation:
Opening balance	1,299	1,497
Credit to profit or loss for the year (Note 37)	(90)	(108)
Deferred tax on the actuarial gain	(13)	(113)
Exchange differences	(58)	23
Closing balance	1,138	1,299

At the end of the reporting period, the aggregate amount of temporary differences associated with undistributed earnings of subsidiaries for which deferred tax liabilities have not been recognised is $1,797,000 (2019: $1,315,000). No liability has been recognised in respect of these differences because the Group is in a position to control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future. Subject to the agreement by the tax authorities, at the end of the reporting period, the Group has unabsorbed tax losses of $580,000 (2019: $580,000) available for offset against future non-exempt profits. No deferred tax assets have been recognised on such losses due to the unpredictability of future profit streams.

22	TRADE AND OTHER PAYABLES

	2020	2019
	US$’000	US$’000

Trade payables	9,049	7,776
Accrued expenses	17,124	19,682
Others	1,397	1,588
Less: included in liabilities of a disposal group held for sale (Note 40)(i)	(17)	(498)
	27,553	28,548
Non-current trade and other payables	(198)	(221)
Current trade and other payables	27,355	28,327

(i) For 2020, the amount represents only the assets relating to Training school that has been classified as held for sale in 2020. Amounts relating to Unicorn Tankers division disclosed as asset held for sale in 2019 and 2020 are included in Note 40.

Trade and other payables are recognised at amortised cost and their carrying value approximates fair value. Charter hire is paid in advance in terms of the charter contracts. The remaining payment terms are predominately 30 days.

The Group’s trade and other payables are predominantly non-interest bearing and unsecured.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

23	CONTRACT LIABILITIES

Advances received are classified as contract liabilities in accordance with IFRS 15 Revenue from Contracts with Customers. These arise when the customers’ make payments in advance and the amounts received exceeds the revenue recognised at the end of the reporting period and it shall be recognised as revenue in the subsequent year.

There were no significant changes in the contract liability balances during the reporting period.

24	DUE TO RELATED PARTIES

	2020	2019
	US$’000	US$’000

Due to joint ventures - non-trade (Note 5)	-	4,796

25	LEASE LIABILITIES

	Property	Ships	Ship equipment	Total
	US$’000	US$’000	US$’000	US$’000

Balance as at 1 January 2019	592	67,863	211	68,666
Additions	2,161	16,946	82	19,189
Disposal	-	-	(22)	(22)
Interest expense	69	3,365	8	3,442
Lease payments	(665)	(32,538)	(144)	(33,347)
- Principal	(596)	(29,173)	(136)	(29,905)
- Interest	(69)	(3,365)	(8)	(3,442)
Transferred to liabilities of a disposal group held for sale (Note 40)(i)	(38)	-	-	(38)
Effect of foreign currency exchange differences	56	-	-	56
Lease liabilities as at 31 December 2019	2,175	55,636	135	57,946
Additions	539	20,833	85	21,457
Disposal	-	-	(3)	(3)
Interest expense	125	2,387	5	2,517
Lease payments	(1,104)	(29,183)	(178)	(30,465)
- Principal	(979)	(26,796)	(173)	(27,948)
- Interest	(125)	(2,387)	(5)	(2,517)
Transferred to liabilities of a disposal group held for sale (Note 40)(i)	(346)	-	-	(346)
Acquired on acquisition of subsidiary	-	-	90	90
Effect of foreign currency exchange differences	48		-	48
Lease liabilities as at 31 December 2020	1,437	49,673	134	51,244

(i) For 2020, the amount represents only the assets relating to Training school that has been classified as held for sale in 2020. Amounts relating to Unicorn Tankers division disclosed as asset held for sale in 2019 and 2020 are included in Note 40.

	2020	2019
	US$’000	US$’000
Analysed between:
Current portion	28,120	24,300
Non-current portion	23,124	33,646
	51,244	57,946

Maturity analysis of lease liabilities is disclosed in Note 4. The Group does not face a significant liquidity risk with regard to its lease liabilities. Lease liabilities are monitored within the Group’s treasury function.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

26	BANK LOANS AND OTHER BORROWINGS

	2020	2019
	US$’000	US$’000
Secured – at amortised cost:
Bank loans	195,886	131,231
Other borrowings	57,014	34,013
Non-bank loans	25,532	-
	278,432	165,244

Analysed between:
Current portion	53,394	20,696
Non-current portion	225,038	144,548
	278,432	165,244

Interest payable (included in bank loans)	920	943

Non-current bank loans and other borrowings are estimated to be payable as follows:

Within 2 to 5 years	172,150	144,548
After 5 years	52,888	-
	225,038	144,548

Bank loans

i.	$100.0 million senior secured credit facility

The facility bears interest at London Interbank Offered Rate (“LIBOR”) plus 2.95% per annum and is made up of two tranches. Tranche A and B are repayable quarterly commencing 16 August 2018 and mature on 15 May 2022 and 15 May 2023 respectively, with the option to extend for a further two years. Facility fees of $1,750,000 were payable to the lender upon signing the new loan agreement. These were recorded as transaction costs to the loan account to the extent the loan was drawn down. As at 31 December 2020, the outstanding balance in relation to this facility is $21,821,000, net of $829,000 facility fees (2019: $49,088,000, net of $1,180,000 facility fees).

ii.	$27.0 million senior secured credit facility

The facility bears interest at LIBOR plus 2.65% per annum, was fully drawn down in 2016 and is repayable quarterly, commencing 11 April 2017 and matures on January 11, 2021, with the option to extend for a further two years. As at 31 December 2019, the outstanding balance in relation to this facility was $19,067,000. The loan was fully settled in 2020.

iii.	$6.3 million senior secured credit facility

The facility bears interest at LIBOR plus 2% per annum and is repayable quarterly, commencing on 6 September 2018 and matures on 6 June 2023. Facility fees of $32,000 were payable to the lender upon signing the new loan agreement. These were recorded as transaction costs to the loan account to the extent the loan was drawn down. As at 31 December 2020, the outstanding balance in relation to this facility is $3,154,000, net of $15,000 facility fees (2019: $4,421,000, net of $22,000 facility fees).

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

26	BANK LOANS AND OTHER BORROWINGS (cont’d)

iv.	$29.9 million senior secured credit facility

The facility bears interest at LIBOR plus 3.2% per annum and is repayable quarterly, commencing on 24 April 2019 and matures on 21 December 2023. Facility fees of $373,000 were payable to the lender upon drawdown of the loan agreement. These were recorded as transaction costs to the loan account to the extent the loan was drawn down. As at 31 December 2020, the outstanding balance in relation to this facility is $25,223,000, net of $227,000 facility fees (2019: $27,776,000, net of $304,000 facility fees).

v.	Combined $31.4 million senior secured credit facility

On 29 July 2019, the Group entered into two term facilities, each for an amount up to $15,720,000 to finance the acquisition of two supramax newbuildings. The facilities bear interest at LIBOR plus 2% per annum and is repayable quarterly, commencing on 5 November 2019 and 20 December 2019 and matures on 5 August 2026 and 24 September 2026. Facility fees of $78,600 were payable to the lender upon drawdown of each loan agreement. These were recorded as transaction costs to the loan account to the extent the loan was drawn down. As at 31 December 2020, the outstanding balances in relation to these facilities are $28,752,000, net of $127,000 facility fees (2019: $30,879,000, net of $149,000 facility fees).

vi.	Combined $114.1 million senior secured credit facility

On 10 February 2020, the Group entered into a senior secured term loan facility for 11 drybulk vessels for the purpose of refinancing the existing indebtedness. The facility bears interest at LIBOR plus 3.10% per annum and is repayable quarterly, commencing on 13 May 2020 and matures on 13 February 2025. Facility fees of $1,634,137 were payable to the lender upon drawdown of the loan agreement. These were recorded as transaction costs to the loan account to the extent the loan was drawn down. As at 31 December 2020, the outstanding balances in relation to these facilities are $104,687,000, net of $1,346,000 facility fees.

vii.	Combined $13.1 million senior secured credit facility

On 31 January 2020, the Group entered into a senior secured term loan facility for 1 drybulk vessel for the purpose of refinancing the existing indebtedness. The facility bears interest at LIBOR plus 2.75% per annum and is repayable quarterly, commencing on 13 May 2020 and matures on 13 February 2025. Facility fees of $131,300 were payable to the lender upon drawdown of the loan agreement. This was recorded as a transaction cost to the loan account to the extent the loan was drawn down. As at 31 December 2020, the outstanding balance in relation to this facility is $12,249,000, net of $108,000 facility fees.

The bank loans are secured on cash and certain ships owned by the Group. The cash pledged and the carrying value of the ships under security charge as at 31 December 2020 is $12,623,000 (2019: $12,778,000) and $406,805,000 (2018: $265,874,000) respectively. In addition, there are charges over the relevant subsidiaries’ earnings, insurances, charter and charter guarantees and any requisition compensation.  Certain of the bank loans are guaranteed by Grindrod Shipping Pte. Ltd. and/or Grindrod Shipping Holdings Ltd.

The bank loans are arranged at LIBOR plus the respective margins. These bear a weighted average effective interest rate of 3.71% (2019: 5.09%) per annum.

These bank loan facilities contain financial covenants where the most stringent of which require the Group to maintain the following:

•

book value net worth of the lower of (a) the aggregate of $240 million (except as at 31 December 2020 it shall be $225 million) (2019: $240 million) plus 25% of the amount of positive retained earnings plus 50% of each capital raise; and (b) $275 million;

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

26	BANK LOANS AND OTHER BORROWINGS (cont’d)

•	cash and cash equivalent (including restricted cash held in the debt service reserve account) as at 30 June 2020 and 30 September 2020, shall not be less than $20 million and, at all other times, not less than $30 million (2019: $30 million);
•	a ratio of debt to market adjusted tangible fixed assets of not more than 80% as at 31 December 2020 and from 1 January 2021 not be more than 75 per cent (2019: 75%) and

•	positive working capital, such that consolidated current assets must exceed the consolidated current liabilities excluding any adjustments made for IFRS as of 30 June and 31 December excluding any liabilities owed to Sankaty European Investments III S.à.r.l, or Sankaty and disclosed as non-bank loan below as at 30 June 2020, 30 September 2020 and 31 December 2020.

The Group was in compliance with its financial covenants as of 31 December 2020 and 31 December 2019.

Other borrowings

Other borrowings relate to $62,550,000 (2019: $35,750,000) in financing arrangements entered into with third parties with respect to four (2019: three) of the vessels in the Group we regard as owned. The arrangements commenced on 26 June 2019, 20 September 2019, 20 November 2019 and 22 December 2020, respectively, are payable monthly in advance and bear interest at 3 month LIBOR plus 1.7% per annum. The loans mature on 26 May 2030, 20 August 2031, 20 October 2031 and 30 November 2035. As at 31 December 2020, the outstanding balances in relation to these borrowings is $57,014,000 (2019: $34,013,000). The carrying value of the ships under security charge as at 31 December 2020 is $67,265,000 (2019: $37,980,000).

Non-bank loan

On 13 February 2020, the Group entered into a $35,833,000 senior secured term loan facility with Sankaty to partly finance the acquisition of the subsidiary; IVS Bulk Pte. Ltd (Note 41.1). The facility bears interest at a fixed rate of 7.5% per annum, payable or compounded quarterly and matures on 13 June 2021. All prepayments are subject to a premium calculated at 4.00%. The facility is secured by among other things a first fixed charge over all the shares held by Grindrod Shipping Pte. Ltd. in IVS Bulk. The value of the security (tested on a quarterly basis) must be at least 1.30 times the amount of the outstanding principal of the loan. As at 31 December 2020, the outstanding balance in relation to this facility is $25,532,000, net of $339,000 facility fees.

27	PROVISIONS

	2020	2019
	US$’000	US$’000

Provision for losses on investment in joint ventures (i)	-	554
Provision for onerous contracts (ii)	80	405
	80	959

(i)	The joint venture, Island Bulk Carriers, generated profits during 2020 and the Group has reversed provisions of $554,000 representing the reduction of the Group’s share of the joint venture losses.

(ii)	Provision for onerous contracts represents the present value of the future charter payments of short-term leases that the Group is presently obligated to make under non-cancellable onerous operating charter agreements and contracts of affreightment, less charter revenue expected to be earned on the charter. The estimate may vary as a result of changes to ship running costs and charter and freight revenue. Except for short-term onerous contracts when the effect of discounting is immaterial, the rate used to discount the future charter payments is 6.86% (2019: 7.61%).

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

27	PROVISIONS (cont’d)

Analysis of provision for onerous contracts:
Balance at 1 January	405	813
Released to profit or loss	(325)	(408)
Balance at 31 December	80	405

28	RETIREMENT BENEFIT OBLIGATION

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

During November 2020, a valuation was performed by Alexander Forbes. Apart from paying costs of entitlement, the Group is not liable to pay additional contributions in the case the fund does not hold sufficient assets. In that case, the fund would take other measures to restore solvency.

The amounts recognised in the annual financial statements in this respect are as follows:

	2020	2019
	US$’000	US$’000

Recognised liability at beginning of the year	1,922	1,922

Recognised in profit or loss in the current year	152	183
Interest on obligation	152	183
Other	-	-

Recognised in other comprehensive income in the current year
Actuarial losses	(48)	(70)

Translation	(70)	34

Employer payments	(137)	(147)

Present value of unfunded obligation recognised as a liability at end of year	1,819	1,922

The principal actuarial assumptions applied in the determination of fair values include:
Health care cost inflation rate (p.a.)	7.1%	7.6%
Discount rate (p.a.)	10.3%	10.0%
CPI inflation	5.1%	5.6%
Continuation at retirement	75.0%	75.0%

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

28	RETIREMENT BENEFIT OBLIGATION (cont’d)

The effect of an increase or decrease of 1% in the assumed medical cost trend rates are as follows:

	2020	2019
	Increase (Decrease)	Increase (Decrease)

Aggregate of the current service cost and interest cost	9.0% (7.9%)	10.4% (8.9%)
Accrued liability at year-end	8.5% (7.5%)	9.9% (8.6%)

The sensitivity analysis presented above may not be representative of the actual change in the obligation as it is unlikely that the above change in assumptions would occur in isolation of one another.

There was no change in the methods and assumptions used in preparing the sensitivity analysis from the prior year. The average duration of the benefit obligation as at 31 December 2020 is 9.8 years (2019: 11 years and 2018: 11 years).

	2020	2019
	US$’000	US$’000

Present value of unfunded obligations	1,819	1,922
Present value of obligations in excess of plan assets	1,819	1,922

29	SHARE CAPITAL

	Number of shares	Share capital
		US$’000
Issued and paid up:
On 2 November 2017 (date of incorporation) and at 31 December 2017	1	*
Issue of ordinary shares in connection with the Spin-Off (Note 1)	19,063,832	320,683
At 31 December 2019 and 2020	19,063,833	320,683

*	Amount is less than US$1,000.

Except for treasury shares, fully paid ordinary shares, which have no par value, carry one vote per share and a right to dividends as and when declared by the company.

30	OTHER EQUITY AND RESERVES

	2020	2019
	US$’000	US$’000

Treasury shares	(387)	(1,993)
Share compensation reserve	3,954	4,520
Hedging reserve	458	173
Translation reserve	(8,749)	(2,522)
Merger reserve	(18,354)	(18,354)
	(23,078)	(18,176)

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

30	OTHER EQUITY AND RESERVES (Cont’d)

Treasury shares

	Number of shares	Treasury Share
		US$’000

Balance at 1 January 2019	-	-
Acquisition of shares	299,641	1,993
Balance at 31 December 2019	299,641	1,993
Reissued to employees under the Forfeitable Share Plan	(242,666)	(1,606)
Balance at 31 December 2020	56,975	387

On 29 May 2019, shareholders granted the board of directors’ with the authority to repurchase shares of the company. The repurchase authority expired at the next Annual General Meeting, unless renewed, and may be suspended or terminated by the company at any time without prior notice. The company acquired ordinary shares in the open market on NASDAQ and the JSE over the period from the end of the second fiscal quarter of 2019 through to end of 31 December 2019. A portion of these shares were re-issued, under the Group’s forfeitable share plan in the first fiscal quarter of 2020 and the balance continue to be held by the Group. See share compensation reserve for further information. Shares issued out of treasury shares are accounted for on a first in first out basis.

Share compensation reserve

	2020	2019
	US$’000	US$’000

Balance at 1 January	4,520	1,364
Share-based payments expenses	1,847	3,156
Treasury shares issued to employees under the Forfeitable Share Plan	(2,413)	-
Balance at 31 December	3,954	4,520

The Group operates the 2018 FSP, in which certain employees of the company and its subsidiaries participate. On 31 July 2018, the Group granted the participating employees entitlements to be settled with a specified number of ordinary shares in the company (‘Awards”) which shares will be allotted and issued in 3 equal tranches over a period of 3 years commencing on 1 March 2020. On 9 June 2020, the Group granted additional Awards in which the shares will be allotted and issued in 3 equal tranches over a period of 3 years commencing on 1 March 2021, save for the Awards granted to the Chief Executive Officer which will be alloted and issued in 2 equal tranches over a period of 2 years commencing on 1 March 2021. This is subject to the condition that the participating employee remains employed during the vesting period relevant to each tranche.

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

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

30	OTHER EQUITY AND RESERVES (Cont’d)

At any time, the aggregate number of ordinary shares of the company may be granted under Awards that have not vested shall not exceed 5% of the ordinary shares in issue (excluding treasury shares) on the day preceding the Award. The 2018 FSP was adopted on 4 May 2018. On the date of adoption of the 2018 FSP, the company’s issued share capital comprised 1 ordinary share and accordingly no Awards could be granted thereunder. On 18 June 2018 the company’s share capital increased from 1 ordinary share to 19,063,833 ordinary shares, and from the following day the maximum number of ordinary shares that could have been granted was 953,191. Since 18 June 2018 there has been no change to the company’s share capital and as accordingly at 31 December 2020, the issued share capital of the company comprised 19,063,833 ordinary shares. As at 31 December 2020, 650,333 (2019:728,000) ordinary shares were subject to Awards that had not been forfeited or vested and the maximum number of ordinary shares in respect of which further Awards could have been granted under the 2018 FSP was 302,858 (2019: 225,191).

Details of the share awards outstanding during the year are as follows:

Number of share awards:	2018 Award	2020 Award	Total
Granted during 2018, representing outstanding at 1 January 2019	743,000	-	743,000
Forfeited during the year	(15,000)	-	(15,000)
Outstanding at 31 December 2019	728,000	-	728,000
Issued during the year	-	225,000	225,000
Forfeited during the year	(40,000)	(20,000)	(60,000)
Awards vested to employees under the Forfeitable Share Plan	(242,667)	-	(242,667)
Outstanding at 31 December 2020	445,333	205,000	650,333
	US$	US$
Fair value at grant date	10.18	2.90

The fair value at grant date is determined based on the share price on the date of the grant. The Group recognised total expenses during the year of $1,847,000 relating to the 2018 FSP (2019: $3,156,000).

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

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

31	REVENUE

A disaggregation of the Group’s revenue for the year based on timing of revenue recognition is as follows:

	2020	2019	2018
	US$’000	US$’000	US$’000

Over time:
Charter hire	104,986	129,761	135,027
Freight revenue	129,051	178,750	168,828
Vessel revenue	234,037	308,511	303,855

Management fees	1,526	5,105	5,676
Miscellaneous	579	884	820
Other	2,105	5,989	6,496

At a point in time:
Sale of ships	42,468	15,986	8,477
Sale of bunkers and other consumables	607	560	190
Ship sales	43,075	16,546	8,667

	279,217	331,046	319,018

Management expects that 100% of the transaction price allocated to the unsatisfied contracts as of 31 December 2020 will be recognised as revenue during the next reporting period. The Group applies the practical expedient in paragraph 121 of IFRS 15 and does not disclose information about remaining performance obligations that have original expected durations of one year or less.

32	SEGMENT INFORMATION

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

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

32	SEGMENT INFORMATION (cont’d)

Segment profit (i.e. Gross profit (loss) ) represents the profit earned by each segment without allocation of central administration costs and directors’ salaries. This is the measure reported to the Group’s chief operating decision maker for the purposes of resource allocation and assessment of segment performance.

Group activities that do not relate to the above two segments are accumulated in the ‘Unallocated’ segment financial information. Revenue reported in the segments represents revenue generated from external customers. There were no inter-segment sales in 2020, 2019 and 2018.

For the purpose of monitoring segment performance and allocating resources between segments, the chief operating decision maker monitors the tangible, intangible and financial assets at the consolidated and combined Group level.

It is not practical to report revenue or non-current assets on a geographical basis due to the international nature of the shipping market.

For the years ended 31 December 2020, 2019 and 2018 no customers accounted for 10% or more of the Group’s drybulk business revenue. For the year ended 31 December 2020, four customers accounted for 10% or more of the Group’s tankers business revenue in amounts of approximately $17.5 million, $14.9 million, $13.9 million and $9.1 million. For the year ended 31 December 2019, five customers accounted for 10% or more of the Group’s tankers business revenue in amounts of approximately $21.2 million, $15.5 million, $8.5 million, $7.9 million and $7.4 million and for the year ended 31 December 2018, three customers accounted for 10% or more of the Group’s tankers business revenue in amounts of approximately $17.3 million, $14.3 million and $6.3 million. Each of the foregoing with respect to the drybulk carrier business and tankers business has been calculated excluding revenue attributable to the OACL and Unicorn Bunker businesses, respectively, which were sold in the first quarter of 2018.

The accounting policies of the segments are the same as the Group’s accounting policies as described in Note 2.

The following is an analysis of the Group’s revenue, results and additions and impairments to non-current assets by segment:

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

32	SEGMENT INFORMATION (cont’d)

2020	Drybulk Carrier Business				Tanker Business				Unallocated			Consolidated
	Handysize	Supramax	Others	Total	MR Tanker	Small Tanker	Others	Total	Total	Total	Adjustments	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Vessel revenue	74,641	124,352	222	199,215	23,412	6,647	5,241	35,300	-	234,515	(478)	234,037
Ship sale revenue	9,181	-	-	9,181	28,814	9,083	-	37,897	-	47,078	(4,003)	43,075
Other	697	320	217	1,234	-	-	579	579	-	1,813	292	2,105
Total revenue	84,519	124,672	439	209,630	52,226	15,730	5,820	73,776	-	283,406	(4,189)	279,217
Voyage expenses	(30,995)	(48,547)	(208)	(79,750)	(15)	(1,586)	-	(1,601)	-	(81,351)	(2,090)	(83,441)
Vessel operating costs	(28,417)	(13,640)	2,262	(39,795)	(7,160)	(2,713)	357	(9,516)	-	(49,311)	1,834	(47,477)
Charter hire costs	(8,827)	(25,542)	-	(34,369)	(3,851)	-	-	(3,851)	-	(38,220)	-	(38,220)
Depreciation of ships, drydocking and plant and equipment– owned assets	(12,235)	(9,087)	-	(21,322)	(1,375)	(471)	(1,889)	(3,735)	-	(25,057)	1,208	(23,849)
Depreciation of ships and ship equipment – right-of-use assets	(89)	(24,597)	-	(24,686)	(1,739)	-	-	(1,739)	-	(26,425)	12	(26,413)
Cost of ship sale	(9,351)	-	-	(9,351)	(29,408)	(9,079)	131	(38,356)	-	(47,707)	3,976	(43,731)
Other	(539)	129	-	(410)	(345)	(239)	-	(584)	-	(994)	14	(980)
Costs of sales	(90,453)	(121,284)	2,054	(209,683)	(43,893)	(14,088)	(1,401)	(59,382)	-	(269,065)	4,954	(264,111)

Gross profit	(5,934)	3,388	2,493	(53)	8,333	1,642	4,419	14,394	-	14,341	765	15,106

Operating (loss) profit	(17, 302)	(2,224)	234	(19,292)	(1,082)	(3,021)	2,367	(1,736)	(2,109)	(23,137)	1,901	(21,236)
Interest income	90	96	-	186	158	88	30	276	-	462	103	565
Interest expense	(6,414)	(8,542)	-	(14,956)	(1,585)	(240)	(695)	(2,520)	(50)	(17,526)	588	(16,938)
Share of losses of joint ventures	-	-	-	-	-	-	-	-	-	-	(945)	(945)
Impairment loss recognised on financial assets	956	(957)	-	(1)	370	-	(545)	(175)	-	(176)	(1,647)	(1,823)
Taxation	(244)	(278)	-	(522)	(145)	(24)	(32)	(201)	-	(723)	-	(723)
(Loss) profit for the year	(22,914)	(11,905)	234	(34,585)	(2,284)	(3,197)	1,125	(4,356)	(2,159)	(41,100)	-	(41,100)

Impairment loss on owned ships	6,160	-	-	6,160	8,038	3,096	-	11,134	-	17,294	(1,012)	16,282
Impairment loss on disposal group (Note 40)	-	-	-	-	-	576	-	576	-	576	-	576
Acquisition of subsidiary (Note 41.1)	33,078	54,096	-	87,174	-	-	-	-	-	87,174	156,709	243,883
Capital expenditure	6,874	1,671	39	8,584	-	-	27	27	-	8,611	479	9,090

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

32	SEGMENT INFORMATION (cont’d)

2019	Drybulk Carrier Business				Tanker Business				Unallocated			Consolidated
	Handysize	Supramax	Others	Total	MR Tanker	Small Tanker	Others	Total	Total	Total	Adjustments	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Vessel revenue	102,805	153,937	-	256,742	37,813	13,419	5,182	56,414	-	313,156	(4,645)	308,511
Ship sale revenue	8,067	-	-	8,067	7,352	8,480	-	15,832	-	23,899	(7,353)	16,546
Other	1,360	1,218	1,058	3,636	-	-	924	924	-	4,560	1,429	5,989
Total revenue	112,232	155,155	1,058	268,445	45,165	21,899	6,106	73,170	-	341,615	(10,569)	331,046

Voyage expenses	(53,449)	(74,286)	(22)	(127,757)	(5,502)	(2,497)	-	(7,999)	-	(135,756)	(13,688)	(149,444)
Vessel operating costs	(23,632)	(4,436)	1,483	(26,585)	(10,194)	(5,743)	864	(15,073)	-	(41,658)	7,769	(33,889)
Charter hire costs	(15,162)	(41,393)	-	(56,555)	(5,581)	-	-	(5,581)	-	(62,136)	468	(61,668)
Depreciation of ships, drydocking and plant and equipment– owned assets	(10,585)	(3,596)	-	(14,181)	(5,305)	(1,489)	(2,269)	(9,063)	-	(23,244)	5,715	(17,529)
Depreciation of ships and ship equipment – right-of-use assets	(114)	(24,945)	-	(25,059)	(5,420)	(25)	-	(5,445)	-	(30,504)	55	(30,449)
Cost of ship sale	(8,280)	-	-	(8,280)	(7,757)	(8,564)	-	(16,321)	-	(24,601)	7,757	(16,844)
Other	(232)	(15)	-	(247)	(139)	(444)	(2)	(585)	-	(832)	135	(697)
Costs of sales	(111,454)	(148,671)	1,461	(258,664)	(39,898)	(18,762)	(1,407)	(60,067)	-	(318,731)	8,211	(310,520)

Gross profit	778	6,484	2,519	9,781	5,267	3,137	4,699	13,103	-	22,884	(2,358)	20,526

Operating (loss) profit	(11,354)	(4,910)	94	(16,170)	(7,459)	(5,774)	2,202	(11,031)	(2,255)	(29,456)	(1,989)	(31,445)
Interest income	659	666	-	1,325	368	180	37	585	-	1,910	69	1,979
Interest expense	(4,850)	(5,257)	-	(10,107)	(3,214)	(893)	(1,042)	(5,149)	-	(15,256)	3,340	(11,916)
Share of losses of joint ventures	-	-	-		-	-	-	-	-	-	(1,420)	(1,420)
Taxation	(95)	(99)	-	(194)	(215)	(296)	20	(491)	-	(685)	-	(685)
(Loss) profit for the year	(15,640)	(9,600)	94	(25,146)	(10,520)	(6,783)	1,217	(16,086)	(2,255)	(43,487)	-	(43,487)

Impairment loss on owned ships	2,905	-	-	2,905	8,124	5,966	-	14,090	-	16,995	-	16,995
Impairment loss on right-of-use assets	-	2,250	-	2,250	-	-	-	-	-	2,250	-	2,250
Impairment loss on goodwill and intangible assets	-	-	-	-	1,589	1,590	-	3,179	-	3,179	-	3,179
Capital expenditure	3,065	50,008	31	53,104	54,000	605	57	54,662	-	107,766	(1,565)	106,201

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

32	SEGMENT INFORMATION (cont’d)

2018	Drybulk Carrier Business				Tanker Business				Unallocated			Consolidated
	Handysize	Supramax	Others	Total	MR Tanker	Small Tanker	Others	Total	Total	Total	Adjustments	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Vessel revenue	116,372	146,097	1,218	263,687	37,911	17,395	5,183	60,489	-	324,176	(20,321)	303,855
Ship sale revenue	8,667	-	-	8,667	-	3,780	-	3,780	-	12,447	(3,780)	8,667
Other	1,670	1,225	1,060	3,955	-	-	1,133	1,133	-	5,088	1,408	6,496
Total revenue	126,709	147,322	2,278	276,309	37,911	21,175	6,316	65,402		341,711	(22,693)	319,018

Voyage expenses	(57,707)	(71,087)	41	(128,753)	(7,966)	(3,463)	-	(11,429)	-	(140,182)	(11,523)	(151,705)
Vessel operating costs	(26,514)	(3,405)	1,670	(28,249)	(11,313)	(8,960)	1,036	(19,237)	-	(47,486)	14,829	(32,657)
Charter hire costs	(16,091)	(69,428)	(1,468)	(86,987)	(16,090)	-	-	(16,090)	-	(103,077)	2,429	(100,648)
Depreciation of ships, drydocking and plant and equipment– owned assets	(9,016)	(2,716)	-	(11,732)	(3,157)	(1,738)	(2,268)	(7,163)	-	(18,895)	4,801	(14,094)
Cost of ship sale	(7,676)	-	-	(7,676)	-	(3,784)	-	(3,784)	-	(11,460)	3,785	(7,675)
Other	(550)	24	859	333	(1,269)	(697)	(2)	(1,968)	-	(1,635)	489	(1,146)
Costs of sales	(117,554)	(146,612)	1,102	(263,064)	(39,795)	(18,642)	(1,234)	(59,671)		(322,735)	14,810	(307,925)

Gross profit (loss)	9,155	710	3,380	13,245	(1,884)	2,533	5,082	5,731		18,976	(7,883)	11,093

Operating (loss) profit	1,758	(5,993)	271	(3,964)	(7,368)	(922)	8,075	(215)	(6,195)	(10,374)	(4,110)	(14,484)
Interest income	1,196	1,190	2	2,388	536	258	42	836	-	3,224	563	3,787
Interest expense	(4,985)	(1,764)	-	(6,749)	(3,249)	(921)	(1,104)	(5,274)	-	(12,023)	5,506	(6,517)
Share of losses of joint ventures	-	-	-	-	-	-	-	-	-	-	(454)	(454)
Impairment loss recognised on financial assets	(16)	(8)	-	(24)	(37)	(21)	(3)	(61)	-	(85)	(1,498)	(1,583)
Taxation	113	(131)	(1)	(19)	158	262	(1,785)	(1,365)	-	(1,384)	(5)	(1,389)
(Loss) profit for the year	(1,934)	(6,706)	272	(8,368)	(9,960)	(1,344)	5,225	(6,079)	(6,195)	(20,642)	2	(20,640)

Impairment loss on ships	-	-	-	-	1,262	1,600	-	2,862	-	2,862	(2,862)	-
Capital expenditure	26,690	6,629	307	33,626	-	815	54	869	-	34,495	(1,776)	32,719

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

33	OTHER OPERATING (EXPENSE) INCOME

	2020	2019	2018
	US$’000	US$’000	US$’000

Impairment loss on ships (Note 14)	(16,282)	(16,995)	-
Impairment loss on right-of-use ships (Note 15)	-	(2,250)	-
Impairment loss on goodwill and intangibles	-	(3,179)	-
Impairment loss on disposal group held for sale	(576)	-	-
Impairment loss on office equipment, furniture and fittings and motor vehicles	(138)	-	-
Foreign exchange gain (loss)	5,205	(330)	4,261
Gain on deemed disposal of previously held joint venture interest	-	-	213
Gain on disposal of business	-	-	3,255
Other operating income (expense)	57	(805)	(1,707)
	(11,734)	(23,559)	6,022

34	INTEREST INCOME

	2020	2019	2018
	US$’000	US$’000	US$’000

Interest on loans to joint ventures (Note 5)	157	983	2,573
Bank interests	408	996	1,214
	565	1,979	3,787

35	INTEREST EXPENSE

	2020	2019	2018
	US$’000	US$’000	US$’000

Interest on bank loans	8,831	7,832	6,139
Interest on non-bank loan	2,797	-	-
Amortisation of upfront fees on bank loans	1,909	448	220
Guarantee fees to related parties (Note 5)	-	-	54
Other finance cost	884	194	104
Interest on lease liabilities	2,517	3,442	-
	16,938	11,916	6,517

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

36	LOSS BEFORE TAXATION

Loss before taxation has been arrived at after charging (crediting):

	2020	2019	2018
	US$’000	US$’000	US$’000

Depreciation of ships, drydocking and plant and equipment (Note 14)	23,849	17,529	14,094
Depreciation of other property, plant and equipment *	122	155	179
Amortisation of intangible assets *	146	29	18
Total depreciation and amortisation – owned assets	24,117	17,713	14,291

Depreciation of ships and ship equipment – right-of-use assets	26,413	30,449	-
Depreciation of property – right-of-use assets *	1,019	601	-
Total depreciation and amortisation – right-of-use assets	27,432	31,050	-

Total depreciation and amortisation	51,549	48,763	14,291

Impairment loss net of reversals recognised on financial assets	1,823	-	1,583
Net gain on disposal of businesses	-	-	(3,255)
Gain on deemed disposal of previously held joint venture interest	-	-	(213)
Cost of inventories recognised as expense (included in voyage expenses)	48,797	51,327	43,119
Expense recognised in respect of equity-settled share-based payments	1,847	3,156	2,297
Employee benefits expenses (including directors’ remuneration and share based payments)	16,775	19,336	20,283
Cost of defined benefit plan and defined contribution plans included in employee benefits expenses	1,123	1,245	1,381

*	Included in administrative expense

37	INCOME TAX

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

The tax rate used for the 2020, 2019 and 2018 reconciliations below is the corporate tax rate of 17% payable by corporate entities in Singapore on taxable profits under tax law in that jurisdiction. The corporate taxation rates payable by the South African entities in terms of the tax law in South Africa is 28% (2019 and 2018: 28%).

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

37	INCOME TAX (cont’d)

	2020	2019	2018
	US$’000	US$’000	US$’000
Current tax
In respect of the current year	312	569	467
Capital gains taxation	-	-	1,797
Withholdings tax	(7)	-	-
In respect of prior years	328	8	(364)
	633	577	1,900
Deferred tax
In respect of the current year	90	108	(505)
In respect of prior years	-	-	(6)
	90	108	(511)

	723	685	1,389

The total charge for the year can be reconciled to the accounting loss as follows:

	2020	2019	2018
	US$’000	US$’000	US$’000

Loss before tax	(40,377)	(42,802)	(19,251)

Income tax benefit calculated at corporate rate	(6,864)	(7,264)	(3,273)
Adjusted for:
Effect of income that is exempted from tax	(5,633)	-	1,619
Effect of expenses that are not deductible in determining taxable profit	12,938	13,469	2,057
Effect of different tax rates of subsidiaries operating in other jurisdictions	(17)	(1,118)	(107)
Effect of income not taxable in determining taxable profit	-	(4,409)	-
Effect of tax losses disallowed to be brought forward	4	-	1,494
Under (over) provision of tax in prior year	302	7	(128)
Withholding tax	(7)	-	-
Effect of different tax rate applied for capital gains	-	-	(273)
	723	685	1,389

38	CONTINGENT LIABILITIES

(a)	Guarantee from the Group for a joint venture loan from a financial institution:

Tri-View Shipping Pte. Ltd. (“TVS”), entered into a facility agreement with TVS’ related party, Mitsui & Co. Financial Services (Asia) Ltd (“Lender”) on 15 August 2019 for a credit facility of $2,069,000.

Mitsui & Co., Ltd (“Mitsui”), the joint venture partner holding 49% of the shares in TVS, provided a guarantee to the Lender for 100% of the loan amount (“Mitsui’s Guarantee”). In consideration of Mitsui providing Mitsui’s Guarantee, a guarantee facility agreement between Mitsui and the Group was signed on 15 August 2019. The Group shall provide a guarantee fee to Mitsui for 51% of any amounts to be paid by Mitsui under the Mitsui Guarantee. The guarantee was released on the repayment of the loan on 13 November 2020.

At 31 December 2019, the outstanding amount relating to the above loan facility was $1,841,000. The loan was repaid in 2020.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

38	CONTINGENT LIABILITIES (cont’d)

(b)	Financial support from the Group to its joint ventures:

At 31 December 2019, the Group has provided financial support of $20,804,000 to joint ventures to enable the companies to meet their obligations as and when they fall due for at least 12 months from the date of signing of their respective financial statements for the financial year ended 31 December 2019. The Group does not provide any financial support as at 31 December 2020.

39	LEASES AND SHIP CHARTERS

a)	As Lessor

Operating leases, in which the Group is the lessor, relate to a ship owned by the Group chartered out under bareboat charter party agreement with a lease term of 4 years, with 2 years extension option. The lease does not have an option to purchase the ship at the expiry of the lease period.

Maturity analysis of operating lease payments:

	2020	2019
	US$’000	US$’000

Year 1	5,256	5,241
Year 2	2,081	5,256
Year 3	-	2,081
Total	7,337	12,578

b)	As Lessee

At 31 December 2020, the group is committed to $3,927,000 (2019: $9,623,000) for short-term leases of ships and $16,000 (2019: $193,000) for office and residential property respectively.

40	ASSETS CLASSIFIED AS HELD FOR SALE

	2020	2019
	US$’000	US$’000

Investment in joint ventures (i) (ii)	63	83
Assets of disposal group (iii)	3,762	4,594
	3,825	4,677
Liabilities of disposal group (iii)	(508)	(538)
	3,317	4,139

(i)	In 2018, the Group agreed to sell the vessel in Petrochemical Shipping Limited, a joint venture of the Group, and to wind up the joint venture arrangement. The joint venture arrangement was dissolved on 19 March 2021. The proceeds from the dissolution is exceeded the carrying amount of $63,000 (2019: $83,000) and, accordingly no impairment loss has been recognised on the classification to assets classified as held for sale.

(ii)	In 2018, the Group agreed to wind up Leopard Tankers Pte. Ltd., a joint venture of the Group, in such a manner that the Group purchased two vessels, the Leopard Sun and Leopard Moon in January 2019 and February 2019 respectively. At 31 December 2020, the carrying amount of the investment is $Nil (2018:$ Nil) and hence no further impairment loss was recognised on the classification to assets classified as held for sale.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

40	ASSETS CLASSIFIED AS HELD FOR SALE (cont’d)

(iii)	In 2019, the Group agreed to dispose of one of GSSA’s businesses (Unicorn Tanker division) to a third party and in 2020, the Group agreed to dispose of a second GSSA business (Training school) to a third party.

Management assessed the fair value less cost to sell the assets and liabilities of the first disposal group on the date that they were classified as held for sale and recorded an impairment loss of $3,179,000 in 2019. The assets of the disposal group was further impaired by $576,000 in 2020. The conclusion of the sale process has been hampered by the global pandemic however the transaction is expected to be completed during 2021.

Management assessed the fair value less cost to sell the assets and liabilities of the second disposal group on the date that they were classified as held for sale and recorded an impairment loss on office equipment, furniture and fittings and motor vehicles of $138,000 in 2020. The transaction is expected to be completed during 2021.

	2020	2019
	US$’000	US$’000

Net assets of disposal group held for sale as at 1 January	4,056	-

Business classified as held for sale during the year	99	4,056
Movements during the year on assets held for sale	(76)	-
Impairment of disposal group held for sale	(576)	-
Effect of foreign currency exchange differences	(249)	-

Net assets of disposal group held for sale as at 31 December	3,254	4,056

The classes of assets and liabilities comprising the disposal groups classified as held for sale are as follows:

	2020			2019
	Training School	Unicorn Tanker division	Total	Total
	US$’000	US$’000	US$’000	US$’000
Assets
Cash and bank balances	-	60	60	141
Trade receivables	69	336	405	704
Other receivables and prepayments	7	188	195	92
Contract assets	-	-	-	16
Inventories	-	125	125	255
Ships, property, plant and equipment	70	2	72	2
Goodwill	-	2,554	2,554	3,349
Right-of-use assets	317	34	351	35
Assets classified as held for sale	463	3,299	3,762	4,594

Liabilities
Trade and other payables	17	145	162	498
Contract liabilities	-	-	-	2
Lease liabilities	346	-	346	38
Liabilities directly associated with assets classified as held for sale	363	145	508	538

Net assets of disposal group	99	3,155	3,254	4,056

In 2020, assets and liabilities of the Training school (2019: Unicorn Tanker division) has been recorded within the respective notes as ‘assets/liabilities of a disposal group classified as held for sale’.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

41	ACQUISITION OF ASSETS AND DISPOSAL OF BUSINESSES

41.1 IVS Bulk Pte. Ltd.

On 14 February 2020, the Group acquired additional equity interest in IVS Bulk Pte. Ltd. from its joint venture partner which increased its ownership interest from 33.5% to 66.75%. The Group elected to apply the optional concentration test in accordance with IFRS 3 Business Combinations and concluded that the ships are considered as a group of identifiable assets. Consequently, the Group determined that substantially all of the fair value of the gross assets (excluding cash and cash equivalents) acquired is concentrated in the ships and concluded that the acquired set of activities and assets is not a business.

The fair value and book value of the net assets acquired amounted to $134,818,000 and $147,683,000 respectively. The difference between fair value and book value is allocated on a pro rata basis of relative fair values to reduce certain of the assets acquired (i.e. ships). The ships acquired and cash and cash equivalents assumed as part of the transaction amounted to $243,596,000 and $15,774,000 respectively.

In connection with the acquisition of the additional 33.25%, the company entered into a new shareholders’ agreement with Sankaty, the remaining partner, which grants the company control of key aspects of the corporate governance of the joint venture. As such, the Group consolidates the financial statements of IVS Bulk Pte. Ltd. with effect from the date of acquisition, resulting in the decrease in the amount due from joint ventures and amount due to related parties.

Assets and liabilities recognised at the date of acquisition

2020
US$’000

Cash and bank balances including restricted cash	15,774
Other receivables and prepayments	694
Due from related parties	2,512
Inventories	485
Ships, property, plant and equipment (Note 14)	243,883
Right-of-use assets (Note 15)	87
Bank loans (Note 26)	(125,517)
Other payables	(2,690)
Due to related parties	(33)
Lease liabilities (Note 25)	(90)
Fair value of net identifiable assets acquired	135,105

Net cash outflows arising on acquisition of IVS Bulk Pte. Ltd.

2020
US$’000

Total purchase consideration	(44,087)
Less: cash and bank balances including restricted cash	15,774
Payment for acquisition of subsidiary, net of cash acquired	(28,313)

Non-controlling interest of 33.25% in IVS Bulk recognised at the acquisition date was measured based on the fair value of purchase consideration of IVS Bulk and amounts to $44.1 million.

On 1 December 2020, additional funding from GSPL to IVS Bulk Pte. Ltd. of $4,000,000 was converted to share capital in terms of the shareholders agreement. The conversion increased the shareholding of GSPL from 66.75% to 68.86%. This has been accounted as an equity transaction between the shareholders.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

41	ACQUISITION OF ASSETS AND DISPOSAL OF BUSINESSES (cont’d)

41.2 Island Bulk Carriers Pte. Ltd.

During the year ended 31 December 2020, the Group acquired additional equity interest in Island Bulk Carriers Pte. Ltd. (“IBC”) from its joint venture partner which increased its ownership interest from 65% to 100% and subsequently recognised IBC as a subsidiary of the Group (Note 16) resulting in consolidation of IBC as at 31 December 2020. Prior to this, the Group had recognised IBC as a joint venture (Note 17) and it was accounted under the equity method. IBC is a vessel operating entity with a process and workforce. The transaction was determined by management to be in substance a business combination as defined in IFRS 3 Business Combinations not an asset acquisition. The deemed disposal of its previously held joint venture interest had no impact on the profit or loss or the Group and no cash and cash equivalents were assumed as part of the transaction.

41.3 Disposal of businesses

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

Details of the sale of businesses as follows:

2018
US$’000

Total sales consideration	36,481
Carrying amount of net assets sold	(34,289)
Reclassification of translation reserve to profit or loss	1,063
Gain on sale before income tax	3,255

Net cash inflow arising on disposal
Total sales consideration	36,481
Less: Net settlement of amount due to related parties	(3,229)
Cash consideration received	33,252
Cash and cash equivalents disposed of	(7,934)
25,318

42	EARNINGS PER SHARE

	2020	2019	2018
	US$’000	US$’000	US$’000
Loss for the purpose of basic earnings per share
Net loss attributable to the shareholders of the Group	(38,795)	(43,487)	(20,640)
Effect of dilutive potential on ordinary share	-	-	-
Earnings for the purposes of diluted earnings per share	(38,795)	(43,487)	(20,640)

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

42	EARNINGS PER SHARE (cont’d)

Number of shares for the purpose of calculating basic and diluted earnings per share

	2020	2019	2018
Issued ordinary shares as at 1 January	19,063,833	19,063,833	19,063,833
Effect of treasury shares held	(97,419)	(41,168)	-
Weighted average number of ordinary shares as at 31 December	18,966,414	19,022,665	19,063,833

	US$	US$	US$
Basic and diluted loss per share	(2.05)	(2.29)	(1.08)

The shares granted under 2018 FSP in 2018 (Note 30) are not included in the calculation of diluted loss per share because they are antidilutive for the year ended 31 December 2020, 31 December 2019 and 31 December 2018. These shares granted under the 2018 FSP could potentially dilute basic earnings per share in the future.

* Amount is less than US$0.01

43	NON-CONTROLLING INTEREST

Summarised financial information in respect of the Group’s subsidiary that has material non-controlling interests is set out below. The summarised financial information below represents amounts before intragroup eliminations.

2020
US$’000
IVS Bulk Pte. Ltd.

Current assets	11,000
Non-current assets	252,447
Current liabilities	(15,428)
Non-current liabilities	(104,264)

Equity attributable to owners of the Company	98,990
Non-controlling interests	44,765
143,755

Revenue	27,620
Cost of sales	(30,050)
Gross loss	(2,430)
Administration expenses	(968)
Interest received	28
Interest paid	(4,568)
Tax expense	(11)
Loss for the year, representing total comprehensive loss for the year	(7,949)

Loss attributable to the owners of the Company, representing total comprehensive loss for the year	(5,312)
Loss attributable to the non-controlling interests, representing total comprehensive loss for the year	(2,637)
Loss for the year, representing total comprehensive loss for the year	(7,949)

Net cash inflow from operating activities	424
Net cash outflow from financing activities	(6,830)
(6,406)

Non-controlling interest arising on the acquisition of IVS Bulk Pte. Ltd. (Note 41.1)	44,087
Share of loss for the year	(2,637)
Adjustments	332
Balance at 31 December 2020	41,782

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

44	COMMITMENTS

The Group has entered into drydock and ballast water treatment contracts for some of its ships during the year. In terms of the agreements, the Group has committed to payments for these ships. The following has been authorised:

	2020	2019
	US$’000	US$’000

Due within 1 year	1,057	2,510

The expenditure will be financed out of cash resources from operations and bank loans.

45	GOING CONCERN

The historical consolidated and combined financial information presented has been prepared on the assumption that the Group as a whole will continue to operate as going concerns. The Board of Directors has no reason to believe that the Group will not continue to operate as a going concern as disclosed in Note 4 to the financial statements.

46	EVENTS AFTER THE REPORTING PERIOD

a)	On 1 March 2021 the ordinary shares of the Company increased from 19,063,833 to 19,310,024. The shares were issued to certain employees to partially settle the 2018 FSP awards due to vest on 1 March 2021 (the balance of the 2018 FSP awards were settled with the remaining 56,975 treasury shares).

b)	On 11 March 2021, the ships Leopard Moon and Leopard Sun were contracted for sale for $21,400,000 each. The vessels are expected to be delivered to the new owners in April 2021.

c)	On 11 March 2021, the ship Breede was contracted for sale for $6,800,000. The vessel is expected to be delivered to the new owners in April 2021.

d)	Petrochemical Shipping Limited, a dormant joint venture company incorporated in the Isle of Man, was dissolved on 19 March 2021.

