Form 20-F
period 2021-12-31
Grindrod Shipping Holdings Ltd.
filed 2022-03-25
CIK 1725293

UNITED

STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ende
d
December 31, 2021

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from
_____
to
 _______

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
.

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Ordinary shares, no par value	GRIN	NASDAQ Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 18,484,861 ordinary shares (excluding treasury shares)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:
☐
 Yes
☒
 No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐
 Yes
☒
 No

Note-Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

Yes
☐
 No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or an emerging growth company. See definitions of “large accelerated filer”, “accelerated filer”, and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards
†
provided pursuant to Section 13(a) of the Exchange Act.
☒

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b))

by the registered public accounting firm that prepared or issued its audit report.
☐

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Our consolidated financial statements and, unless otherwise indicated, other financial information concerning us included in this annual report, are presented in U.S. dollars. We have prepared our consolidated financial statements in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standard Board, or IASB.

Our audited consolidated financial statements presented in this annual report represent the consolidated financial statements of Grindrod Shipping as a separate publicly traded company on and subsequent to June 18, 2018 following the Spin-Off.

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

In this annual report all references to “Fleet” mean the 32 vessels we operate, listed in “Item 4. Information on the Company—B. Business Overview—Our Fleet”.

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

Ballast
. Heavy material, usually seawater, taken into and removed from a vessel as required from time to time, in order to provide stability to the vessel.

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

Fixed revenue cover.
The percentage of operating days in a period in which our vessels are fixed pursuant to vessel employment agreements into which we have already entered.

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

These forward-looking statements, including, among others, those relating to our future business prospects, revenue and income, are necessarily estimates and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Accordingly, these forward-looking statements should be considered in light of various important factors, including those set forth in detail in “Item 3. Key Information—Risk Factors” of this annual report and summarised below.

Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:

•	our future operating or financial results;

•	the strength of world economies, including, in particular, in China and the rest of the Asia-Pacific region;

•	the effects of the COVID-19 pandemic on our operations and the demand and trading patterns for the drybulk markets, and the duration of these effects;

•	cyclicality of the drybulk industry, including general drybulk shipping market conditions and trends, including fluctuations in charter hire rates and vessel values;

•	changes in supply and demand in the drybulk shipping industry, including the market for our vessels;

•	changes in the value of our vessels;

•	changes in our business strategy and expected capital spending or operating expenses, including drydocking, surveys, upgrades and insurance costs;

•	competition within the drybulk industry;

•	seasonal fluctuations within the drybulk industry;

•	our ability to employ our vessels in the spot market and our ability to enter into time charters after our current charters expire;

•	general economic conditions and conditions in the oil and coal industry;

•	our ability to satisfy the technical, health, safety and compliance standards of our customers;

•	the failure of counterparties to our contracts to fully perform their obligations with us;

•	our ability to execute our growth strategy;

•	international political conditions, including additional tariffs imposed by China and the United States;

•	potential disruption of shipping routes due to weather, accidents, political events, natural disasters or other catastrophic events;

•	vessel breakdowns;

•	corruption, piracy, military conflicts, political instability and terrorism in locations where we may operate, including the recent conflicts between Russia and Ukraine;

•	fluctuations in interest rates and foreign exchange rates and changes in the method pursuant to which the London Interbank Offered Rate (“LIBOR”) and other benchmark rates are determined ;

•	changes in the costs associated with owning and operating our vessels;

•
changes in, and our compliance with, governmental, tax, environmental, health and safety regulations, including the International Maritime Organization, or IMO 2020, regulations limiting sulfur content in fuels;

•	potential liability from pending or future litigation;

•	our ability to procure or have access to financing, our liquidity and the adequacy of cash flows for our operations;

•	the continued borrowing availability under our debt agreements and compliance with the covenants contained therein;

•	our ability to fund future capital expenditures and investments in the construction, acquisition and refurbishment of our vessels;

•	our dependence on key personnel;

•	our expectations regarding the availability of vessel acquisitions and our ability to buy and sell vessels and to charter-in vessels as planned or at prices we deem satisfactory;

•	adequacy of our insurance coverage;

•	effects of new technological innovation and advances in vessel design; and

•	the other factors set out in “Item 3. Key Information — Risk Factors”.

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

Risk Factors Summary

An investment in our common stock is subject to a number of risks. The following summarizes some, but not all, of these risks. Please carefully consider all of the information discussed in “Item 3. Key Information— Risk Factors” in this annual report for a more thorough description of these and other risks.

Risks Related to Our Industry

•	Global economic conditions could negatively affect the markets in which we operate and could affect our results;
•	Outbreaks of epidemic and pandemic diseases, including COVID-19, and governmental responses thereto, could affect our results;
•	Charter rates and spot markets for drybulk carriers are volatile, which could affect our results;
•	The fair market values of our vessels are volatile which could limit our borrowings, cause us to breach covenants or result in impairment losses;
•	An inability to effectively time investments in and divestments of vessels could affect our business strategy;
•	An over-supply of drybulk carrier capacity may lead to a reduction in drybulk carrier charter rates;
•	We operate in the highly competitive international shipping industry and we may not be able to successfully compete;
•	Our drybulk shipping charter rates and spot rates will be subject to seasonal and cyclical fluctuations;
•	We are subject to complex laws and regulations, that can affect the cost, manner or feasibility of doing business;
•	Climate change and greenhouse gas restrictions may adversely affect our operating results;
•	Our growth depends on continued growth in demand for commodities and the seaborne transportation of such cargoes;
•	If we cannot meet our customers’ requirements we may not be able to operate our vessels profitably;
•	World events, including terrorist attacks and regional conflict, could affect on our results;
•	Increasing trade protectionism and unraveling multilateral trade agreements could impact our client’s and our business;
•	Acts of piracy on ocean-going vessels may impact our business;
•	We are subject to international safety regulations and requirements imposed by our classification societies and the failure to comply with these regulations may affect our business;
•	Increased inspection procedures and tighter import and export controls could increase costs and disrupt our business;
•	Changes in fuel, or bunker, prices may adversely affect our profits;
•	Long-term technological innovations could expose us to lower vessel utilization and/or decreased charter rates;
•	We operate drybulk carriers worldwide and, as a result, our business has inherent operational risks;
•	Maritime claimants could arrest or attach one or more of our vessels, which could interrupt our cash flows;
•	Labor interruptions could disrupt our business;
•	Our vessels may call on ports located in countries that are subject to restrictions which could affect our reputation;
•	We could be adversely affected by violations of worldwide anti-corruption laws;
•	The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us; and
•	Governments could requisition our vessels during a period of war or emergency, which could affect our results.

Risks Related to Our Business

•	Our drybulk vessels are employed in the spot market and a decrease in drybulk spot rates could affect our results;
•	A reduction in charter rates, spot market rates, market deterioration or the aging of our Fleet may result in impairment charges against our vessels;
•	We depend on certain customers for our revenue who could default on their obligations;
•	A drop in spot market rates may provide an incentive for customers to default on their charters and contracts;
•	We are subject to certain risks with respect to our counterparties to contracts, which could cause us to suffer losses;
•	We may be unable to attract and retain key management personnel and other employees, which could affect our results;
•	The aging of our vessels may result in increased operating costs in the future, which could affect our results;
•	We may not have adequate insurance to compensate us for losses due to the inherent risks in the industry;
•	We may have difficulty managing our planned growth properly;
•	Grindrod Shipping depends on its subsidiaries to distribute funds to it;
•	Our future capital needs are uncertain and we may need to raise additional funds in the future;
•	Servicing our current or future indebtedness and meeting certain financing obligations limits available funds;
•	We are exposed to volatility in benchmark rates (in particular LIBOR) which could affect our results;
•	The interest rates incurred under our credit facilities may be impacted by the phasing out of LIBOR;

•	We are leveraged, which could significantly limit our ability to execute our business strategy;
•	Utilising derivative instruments, such as forward freight or bunker swap agreements, could affect our results;
•	We may be subject to litigation that could affect our results;
•	Some of the vessels in our Fleet are operated by third-party technical managers which may affect our results;
•	Some of the third-party managers are privately held companies with limited public information available;
•	Security breaches and disruptions to our information technology infrastructure could affect our operations;
•	Exchange rate fluctuations could cause exchange rate losses;
•	If we are unable to operate our financial and operations systems effectively, our performance may be affected;
•	We need to maintain our relationships with local shipping agents, port and terminal operators;
•	Prolonged disruption in the loading and unloading of our vessels and port congestion could affect our operations;
•	If we acquire and/or operate secondhand vessels, we could be exposed to increased operating costs;
•	Technological innovation could reduce our charter hire income and the value of our vessels;
•	Newbuilding projects are subject to risks that could cause delays, cost overruns or cancellations;
•	Our failure to comply with data privacy laws could damage our customer relationships and expose us to litigation; and
•	We currently bank with a limited number of financial institutions, which subjects us to credit risk.

Risks Relating to Our Ordinary Shares

•	There may not be a liquid market for the Grindrod Shipping ordinary shares;
•	Certain shareholders own large portions of our ordinary shares, which may influence the outcome of significant votes;
•	The Grindrod Shipping ordinary shares are traded on two stock exchanges and this may result in price variations;
•	If analysts do not publish research or reports about our business, our share price and trading volume could decline;
•	Grindrod Shipping may not have sufficient distributable profits to distribute dividends or assets to shareholders;
•	Any shareholder whose principal currency is not the U.S. dollar is subject to currency risk on dividends paid;
•	Grindrod Shipping is a Singapore company, and shareholder rights differ from those under U.S. law;
•	Grindrod Shipping is subject to the laws of Singapore, which differ from the laws of the United States;
•	Anti-takeover provisions under Singapore law may affect a future takeover or change of control of Grindrod Shipping, which could affect the share price;
•	Under Singapore law, shareholder approval is required to allow us to issue new shares;
•	The Jumpstart Our Business Startups Act of 2012 allows us to postpone the date by which we must comply with some disclosure and investor protection laws;
•	As a “foreign private issuer” we are permitted to follow certain home country corporate governance practices;
•	If we lost foreign private issuer status, we would be required to comply with the Exchange Act’s domestic reporting regime;
•	If we fail to establish and maintain proper internal controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired;
•	We incur certain significant costs as a company whose ordinary shares are publicly traded in the United States;
•	We are subject to significant scrutiny and expectations with respect to our Environmental, Social and Governance (“ESG”) policies; and
•	Certain of Grindrod Shipping’s directors may have actual or potential conflicts of interest.

Tax Risks

•	We may have to pay tax on U.S. source income, which would reduce our earnings;
•	U.S. tax authorities could treat us as a “passive foreign investment company.”
•	We may be subject to taxes, which may reduce our cash available for distribution to our shareholders; and
•	Grindrod Shipping shareholders may be subject to Singapore taxes.

Risks Related to Our Industry

Global economic conditions, in particular in China and the rest of the Asia-Pacific region, could negatively affect the markets in which we operate which could have a material adverse effect on our business, financial condition, cash flows, results of operations and ability to obtain financing.

The world economy is currently facing a number of challenges, including the COVID-19 pandemic and recent turmoil and hostilities in various regions, including Ukraine, Russia, Azerbaijan, North Korea, Myanmar, the Middle East, including Iran, Iraq, Syria, the Persian Gulf, Yemen, North Africa and the Gulf of Guinea. Drybulk demand is directly linked to the global macroeconomic landscape and there has historically been a strong link between the development of the world economy and demand for energy, including iron ore, coal and other commodities. An extended period of deterioration in the outlook for the world economy could reduce the overall demand for iron ore, coal and other commodities and for our services. Continuing economic instability could have a material adverse effect on our ability to implement our business strategy.

The United States, Europe and other parts of the world are likely to see gross domestic product (“GDP”) grow at a slower rate than in prior years. The credit markets in the United States and Europe have experienced significant contraction, deleveraging and reduced liquidity in 2008 and again in 2020, and the United States federal and state governments and European authorities have implemented and/or are considering a broad variety of governmental action and/or new regulation of the financial markets and may implement additional regulations in the future. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The Securities and Exchange Commission, or the SEC, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws.

Economic slowdown in the Asia Pacific region, particularly in China, may exacerbate the effect on us, as we anticipate a significant number of the port calls made by our vessels and those of our competitors will continue to involve the loading or discharging of drybulk commodities such as iron ore and coal in ports in the Asia Pacific region. Before the global financial crisis that began in 2008, China had one of the world’s fastest growing economies in terms of GDP, which had a significant impact on shipping demand. China’s GDP is estimated to have expanded  for the year ended December 31, 2021, but if adjusted for the low-base in 2020 as a result of the COVID -19 pandemic, the real GDP growth rate would be lower.  The real growth rate continues to remain below pre-2008 levels. It is possible that China and other countries in the Asia Pacific region will continue to experience slowed or even negative economic growth in the future. Moreover, economic slowdown in the economies of the United States, Europe and other Asian countries may further adversely affect economic growth in China and elsewhere. Our business, financial condition, cash flows and results of operations, as well as our future prospects, will likely be materially and adversely affected by a further economic downturn in any of these countries or geographic regions.

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

Also, as a result of concerns about the stability of financial markets due to supply disruptions, rising energy prices, the increase in the risk of inflation and the solvency of counterparties specifically, the cost of obtaining money from the credit markets has increased. We cannot be certain that financing will be available to the extent required to implement our business strategy, or that we will be able to refinance our credit facilities in due course, on acceptable terms or at all. If financing or refinancing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they become due or we may be unable to enhance our existing business, acquire newbuildings and additional vessels or otherwise take advantage of business opportunities as they arise.

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

These global economic conditions have in the past and may continue to have in the future a number of adverse consequences for drybulk and other shipping sectors, including, among other things:

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

The COVID-19 pandemic, and measures to contain its spread, continues to negatively impact regional and global economies and trade patterns in markets in which we operate, the way we operate our business, and the businesses of our customers and suppliers. Governments in affected countries are imposing travel bans, quarantines and other emergency public health measures and a number of countries have implemented lockdown measures. Companies, including us, are also taking precautions, such as requiring employees to work remotely, and imposing travel restrictions. These restrictions have had an adverse impact on global economic conditions, resulted in turmoil in the shipping, credit and other markets which affect us, and introduced new risks to our operations, some of which may not yet have become evident to us. As a result of these measures, our vessels may not be able to call on ports, or may be restricted from departing from ports, and the duration of voyages may increase in order to accommodate mandatory minimum periods between port calls which could increase our costs and delay the due date for payment of freight to us. In addition we may experience severe operational disruptions and delays, unavailability of normal port infrastructure and services including limited access to equipment, critical goods and personnel, closure of ports and customs offices, inability to renew or maintain the required classifications of our vessels, difficulty in executing vessel purchases or sales, potential decreases in the market values of vessels and related impairment charges, disruptions to crew change, quarantine of ships and/or crew, counterparty credit strength, limitations on sources of cash and liquidity, noncompliance with covenants in our credit facilities and financing lease obligations, as well as disruptions in the supply chain and industrial production which may lead to reduced cargo supply and/or the demand for such cargo and thus to a decline in the demand for our services, among other potential consequences. Ongoing prevention and mitigation measures, and negative economic and trade impacts of the COVID-19 outbreak could materially and adversely affect our future operations, our business, financial condition and cash flows. The extent of the COVID-19 outbreak’s effect on our operational and financial performance will depend on future developments, including the duration, spread and intensity of the outbreak, the emergence of new variants, the development, availability, distribution and effectiveness of vaccines and treatments, the imposition of protective public safety measures and the impact on the global economy, all of which are uncertain and difficult to predict considering the rapidly evolving situation. As a result, the ultimate severity of the COVID-19 pandemic is uncertain at this time and therefore we cannot predict the impact it may have on our future operations, which impact could be material and adverse.

Charter rates and spot markets for drybulk carriers are volatile and may decrease in the future, which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

The drybulk shipping industry is cyclical with high volatility in charter rates and profitability. The degree of charter rate volatility among different types of drybulk carriers has varied widely; however, a downturn in the drybulk charter market will severely affect the entire drybulk shipping industry and charter rates for drybulk carriers will decline significantly. In the past, time charter and voyage charter rates for drybulk carriers have declined below operating costs of vessels. The Baltic Dry Index, or the BDI, an index of daily average of charter rates for key drybulk routes published by the Baltic Exchange Limited, which has long been viewed as the main benchmark to monitor the movements of the drybulk vessel charter market and the performance of the entire drybulk shipping market, declined approximately 97.5% from its high of 11,793 in May 2008 to 290 on February 10, 2016 and has remained volatile since then. During the year ended December 31, 2021, the BDI rose to an average of 4,948 from an average of 1,066 in the previous year. As of March 23, 2022, the BDI was 2,575.

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

Factors that influence demand for drybulk carrier capacity include:

•	supply of and demand for energy resources, commodities, consumer and industrial products;

•	changes in the exploration or production of energy resources, commodities, consumer and industrial products;

•	the location of regional and global production and manufacturing facilities;

•	the location of consuming regions for energy resources, commodities, consumer and industrial products;

•	the globalization of production and manufacturing;

•	global and regional economic and political conditions, including armed conflicts and terrorist activities, embargoes, tariffs and strikes;

•	disruptions and developments in international trade including additional trade tariffs imposed;

•	economic slowdowns caused by public health events such as the COVID-19 pandemic;

•	the cost of steel and labor;

•	the cost and availability of financing;

•	changes in seaborne and other transportation patterns, including the distance cargo is transported by sea;

•	environmental and other regulatory developments;

•	competition from alternative sources of energy;

•	international sanctions, embargoes, import and export restrictions, nationalizations and wars;

•	currency exchange rates; and

•	weather, natural disasters and other catastrophic events may disrupt drybulk trading patterns.

Factors that influence the supply of drybulk carrier capacity include:

•	the number of newbuilding orders and deliveries, including slippage in deliveries;

•	the number of shipyards and ability of shipyards to deliver vessels;

•	port or canal congestion;

•	the scrapping rate of older vessels;

•	environmental concerns and regulations;

•	changes in international regulations that may result in the reduced carrying capacity of vessels or early obsolescence of tonnage;

•	speed of vessel operation;

•	vessel casualties;

•	weather; and

•	the number of vessels that are out of service, namely those that are laid-up, drydocked, awaiting repairs or otherwise not available for hire.

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

The fair market values of our drybulk carriers and remaining tanker are volatile and may decline in the future, which could limit the amount of funds that we can borrow, cause us to breach certain financial covenants in our credit facilities, or result in an impairment charge, and we may incur a loss if we sell a vessel following a decline in its market value.

The fair market values of our drybulk carriers and remaining tanker have been very volatile and may continue to fluctuate depending on a number of factors, including:

•	prevailing levels of charter rates;

•	the duration and impact of COVID-19;

•	general economic and market conditions affecting the shipping industry;

•	competition from varying types and sizes of vessels;

•	the ages of vessels;

•	the supply of and demand for vessels;

•	other modes of transportation;

•	the cost of newbuildings;

•	governmental and other regulations;

•	the need to upgrade vessels as a result of charterer requirements, technological advances in vessel design or equipment or otherwise;

•	bunker prices; and

•	competition from other shipping companies.

If the fair market values of our vessels decline, the amount of funds we may draw down under our credit facilities may be limited and we may not be in compliance with certain covenants contained in our credit facilities, which may result in an event of default. In such circumstances, we may not be able to refinance our debt or obtain additional financing. If we are not able to comply with the covenants in our credit facilities, and are unable to remedy the relevant breach, our lenders could accelerate our debt and foreclose on the mortgaged vessels in our Fleet. In addition, if we sell one or more of our vessels at a time when vessel prices have fallen, the sale may be less than the vessel’s carrying value on our financial statements, resulting in a loss on sale and a reduction in earnings, which could be material. See “Item 5. Operating and Financial Review and Prospects
—
Liquidity and Capital Resources”.

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

In order to maintain a young fleet, we are required to replace older vessels with newer ones over time. In order to do so, we intend to grow our Fleet by entering into long-term chartering and newbuildings contracts, making acquisitions and disposals in the resale and second-hand markets and exercising purchase options in certain of our long-term charter contracts. Our business is greatly influenced by long-term chartering contracts, the timing of investments and/or divestments, the exercise of our purchase options to acquire vessels and contracting of newbuildings. As of the date of this annual report, we have purchase options to acquire five vessels that we time charter. For a discussion of the terms of these purchase options, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Overview”. If we are unable to identify the optimal timing of such investments, of the exercise of our purchase options, of divestments or of contracting of newbuildings in relation to the shipping value cycle or unable to execute at the optimal timing due to capital constraints or other reasons, this could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Drybulk carrier values have generally experienced high volatility. Investors can expect the fair market value of our vessels to fluctuate, depending on general economic and market conditions affecting the drybulk industries and competition from other shipping companies, types and sizes of vessels and other modes of transportation. In addition, as vessels age, they generally decline in value. These factors will affect the value of our vessels for purposes of covenant compliance under the credit facilities and at the time of any vessel sale. If for any reason we sell a vessel at a time when vessel prices have fallen, the sale may be at less than such vessel’s carrying amount on our financial statements, with the result that we could also incur a material loss on the sale and a reduction in earnings and reserves. The carrying values of our vessels may not represent their fair market value at any point in time. At the end of each reporting period and on a continuous basis, if indicators of impairment are present, the carrying amount of tangible and intangible assets is assessed to determine whether there is any indication that those assets may have suffered an impairment loss. We also assess the carrying value of an asset when we have contracted to divest of the asset for any reason, including the age of our vessels, if a joint venture that owns vessels comes to an end in accordance with its terms or if the asset no longer fits into our strategic planning. See “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies and Estimates”.

An over-supply of drybulk carrier capacity may lead in the future to a reduction or depression in drybulk carrier charter rates, as has happened in the past, and lead to a reduction in the value of our vessels, which may limit our ability to operate our drybulk carriers profitably.

The market supply of drybulk carriers has increased significantly since the beginning of 2005. As of February 2022, newbuilding orders, which extend to 2024 and beyond, had been placed for approximately 6.8% of the existing global drybulk fleet capacity for drybulk vessels greater than 10,000 dwt. The current orderbook is small but could increase once again. Drybulk carrier supply growth has in previous years outpaced drybulk carrier demand growth, causing downward pressure on drybulk charter rates. If the capacity of new drybulk carriers delivered exceeds the capacity of drybulk carriers being scrapped, drybulk capacity will increase. Until the new supply is fully absorbed by the market, drybulk charter rates may continue to be under pressure in the near to medium term and this could have a material adverse effect on our business, financial condition, cash flows and results of operations.

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

We compete primarily with other independent and state-owned drybulk vessel-owners. Our competitors may have more resources than us and may operate vessels that are newer, and therefore more attractive to charterers, than our vessels. Ownership and control of drybulk carriers is highly fragmented and is divided among a large number of players including publicly listed and privately owned shipping companies, mining companies, commodity trading houses, private equity and other investment funds and state-controlled owners. Due in part to the highly fragmented markets in which we operate, competitors with greater resources could enter the drybulk shipping industries and operate larger fleets through consolidations or acquisitions and may be able to offer lower charter rates and higher quality vessels than we are able to offer. If we are unable to successfully compete with other drybulk shipping companies, our competitors may be able to offer better prices than us, which could result in our achieving lower revenue from our vessels and our business, financial condition, cash flows and results of operations could be materially adversely affected.

 Our drybulk shipping charter rates and spot rates will be subject to seasonal and cyclical fluctuations, which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

We operate our drybulk carriers in markets that have historically exhibited seasonal variations in demand and, as a result, in charter rates. This seasonality may result in volatility in our operating results to the extent that we enter into new charter agreements or renew existing agreements during a time when charter rates are weaker or we operate our vessels in the spot market or on index-based time charters or have index-based COAs, which may result in quarter-to-quarter volatility in our operating results.

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

Our operations are subject to numerous international, national, state and local laws, regulations, treaties and conventions in force in international waters and the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These laws and regulations include, but are not limited to, the U.S. Oil Pollution Act of 1990, or OPA, the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, the U.S. Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990, or the CAA, the U.S. Clean Water Act, or the CWA, and the U.S. Maritime Transportation Security Act of 2002, or the MTSA, and regulations of the UN International Maritime Organization, or IMO, including the International Convention for the Prevention of Pollution from Ships of 1973, or MARPOL, including the designation of Emission Control Areas, or ECAs, thereunder, the International Convention for the Safety of Life at Sea of 1974, or SOLAS, the International Convention on Civil Liability for Bunker Oil Pollution Damage of 2001, or BUNKER, the International Convention of Civil Liability for Oil Pollution Damage of 1969, or CLC, the International Ship and Port Facility Security Code, or the ISPS code, and the International Convention on Load Lines of 1966, or the LL Convention.

Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or implementation of operational changes, and the need for such actions may affect the resale value or useful lives of our vessels. These costs could have a material adverse effect on our business, financial condition, cash flows and results of operations, or our ability to offer competitive charter rates. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Because such conventions, laws, and regulations are often revised, we cannot predict the ultimate cost of complying with them or the impact thereof on the fair market values or useful lives of our vessels. Additional conventions, laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our operations. For example, the International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention, adopted by the IMO in February 2004, calls for the phased introduction of mandatory reduction of living organism limits in ballast water over time (as discussed further below). In order to comply with these living organism limits, vessel owners may have to install expensive ballast water treatment systems. The BWM Convention entered into force on September 8, 2017 and while we believe that our vessels have been or will be fitted with systems that will comply with the standards, there can be no assurance that these systems have been or will be approved by the regulatory bodies of every jurisdiction in which we may wish to conduct our business.

Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-mile exclusive economic zone around the United States (unless the spill results solely from, under certain limited circumstances, the act or omission of a third party, an act of God or an act of war). An oil spill could result in significant liability, including fines, penalties, criminal liability and remediation costs for natural resource damages under other international and U.S. federal, state and local laws, as well as third-party damages, including punitive damages, and could harm our reputation with current or potential charterers of our drybulk carriers and tanker.

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

Adverse effects upon the oil and gas industry relating to climate change, including growing public concern about the environmental impact of climate change, may also adversely affect demand for our services. For example, increased regulation of greenhouse gases or other concerns relating to climate change may reduce the demand for coal in the future or create greater incentives for use of alternative energy sources. Therefore, any long-term material adverse effect on the coal industry could have a material adverse effect on our future performance, results of operations, cash flows and financial position.

Our growth depends on continued growth in demand for commodities including iron ore and coal and the continued demand for seaborne transportation of such cargoes. A shift in consumer demand towards other energy sources or changes to trade patterns for these commodities could have a material adverse effect on our business, financial condition, cash flows and results of operations.

A significant portion of our earnings are related, directly or indirectly, to the global demand for commodities including iron ore and coal. A shift in the consumer demand from these commodities towards other energy resources such as liquefied natural gas, wind energy, solar energy, or water energy will potentially affect the demand for our drybulk carriers. This could have a material adverse effect on our business, financial condition, cash flows and results of operations.

In addition, our growth depends on continued growth in world and regional demand for commodities and the transportation of such cargoes by sea, which could be negatively affected by a number of factors, including:

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

Seaborne trading and distribution patterns are primarily influenced by the relative advantage of the various sources and locations of production, locations of consumption, pricing differentials and seasonality. Changes to the trade patterns of commodities such as iron ore or coal may have a significant negative or positive impact on our revenue. This could have a material adverse effect on our business, financial condition, cash flows and results of operations.

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

Customers have a high and increasing focus on quality and compliance standards with their suppliers across the entire value chain, including the shipping and transportation segment. Our continuous compliance with these standards and quality requirements is vital for our operations. Related risks could materialize in multiple ways, including a sudden and unexpected breach in quality and/or compliance concerning one or more vessels, and a continuous decrease in the quality concerning one or more vessels occurring over time. Any noncompliance by us, either suddenly or over a period of time, on one or more vessels, above and beyond what we deliver, could have a material adverse effect on our business, financial condition, cash flows and results of operations.

World events, including terrorist attacks and regional conflict, could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Past terrorist attacks, as well as the threat of future terrorist attacks around the world, continue to cause uncertainty in the world’s financial markets and may affect our business, operating results and financial condition. Continuing conflicts and recent developments in Ukraine, Russia, Azerbaijan, North Korea, Myanmar, the Middle East, including Iran, Iraq, Syria, the Persian Gulf, Yemen, North Africa and the Gulf of Guinea, and the presence of the United States or other armed forces in the Middle East, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. Recently, government leaders have declared that their countries may turn to trade barriers to protect or revive their domestic industries in the face of foreign imports. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. War in a country in which a material supplier, including crew supply services, or customer of ours is located could impact that supply to us or our ability to earn revenue from that customer. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea, the Gulf of Aden off the coast of Somalia and West Africa. Restrictions on imports, including in the form of tariffs, as discussed further below, have had and could have a major impact on global trade and demand for shipping. Please also refer to “—Outbreaks of epidemic and pandemic diseases, and governmental responses thereto, could adversely affect our business. COVID-19, and measures to contain its spread, have impacted the markets we operate in and could have a material adverse effect on our business, financial condition, cash flows and results of operations.” above. Any of these occurrences could have a material adverse effect on our business, financial condition, cash flows and results of operations.

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
The Brexit transition period ended in January 2021 and the EU-UK Trade and Cooperation Agreement formally entered into force in May 2021.
It is still to be seen whether this and other trade agreements will encourage free trade and co-operation in the region over the long term. In the United States, the new administration under President Biden completed Phase One of the trade agreement with China which was primarily based on increased exports from the United States to China in exchange for reduced tariffs. There is still uncertainty about the future relationship between the United States and China as well as other exporting countries in the Asia Pacific region with respect to trade policies, treaties, government regulations and tariffs. Any of these recent and future changes could have a material adverse effect on our future performance, results of operations, cash flows and financial position.

Restrictions on imports, including in the form of tariffs, has had and could continue to have a major impact on global trade and demand for shipping. Specifically, increasing trade protectionism in the markets that our charterers serve may cause an increase in (i) the cost of goods exported from exporting countries such as China and Mexico, (ii) the length of time required to deliver goods from exporting countries, (iii) the costs of such delivery and (iv) risks associated with exporting goods. These factors may result in a decrease in the quantity of goods to be shipped. Protectionist developments, or the perception they may occur, may have a material adverse effect on global economic conditions, and has and may continue to significantly reduce or otherwise impact global trade, including trade between the United States and China. These developments would have an adverse impact on our charterers’ business, operating results and financial condition. This could, in turn, affect our charterers’ ability to make timely charter hire payments to us and impair our ability to renew charters and grow our business. This could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows.

Acts of piracy on ocean-going vessels may have a material adverse effect on our business, financial condition, cash flows and results of operations.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean, in the Gulf of Aden off the coast of Somalia and, in more recent times, the Gulf of Guinea. Sea piracy incidents continue to occur, particularly in the Gulf of Aden off the coast of Somalia, in the Gulf of Guinea and the west coast of Africa, with drybulk carriers vulnerable to such attacks. Acts of piracy may result in death or injury to persons or damage to property. If these piracy attacks result in regions in which our vessels are deployed being characterized as “war risk” zones by insurers or by the Joint War Committee of Lloyds Insurance and IUA Company, or Joint War Committee, as “war and strikes” listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs of employing on-board security guards, could increase in such circumstances. In some circumstances where one of our vessels is chartered-out or on time charter, the time charterer may have limited liability for charter payments in the event of an act of piracy and may also claim that a vessel seized by pirates is not “on-hire” for a certain number of days and that they are therefore entitled to cancel the charter party, a claim that we would dispute. Voyage charterers do not bear any of the liability relating to acts of piracy except for possible contributions in general average. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on our business, financial condition, cash flows and results of operations. In addition, any hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability, of insurance for our vessels, could have a material adverse effect on our business, financial condition, cash flows and results of operations.

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

Fuel, or bunkers, is a significant portion of our expenses when we are responsible for voyage expenses in operating our vessels and changes in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply of and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries, or OPEC, and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. In February 2022, crude oil prices increased to a new seven year high impacted by the Russia-Ukraine conflict and the sanctions and other measures imposed on Russia by the United Kingdom, European Union, the United States and other countries.  Sanctions and trade restrictions have increased uncertainty in global energy markets and fuel may become much more expensive in the future, which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

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

We operate drybulk carriers worldwide and, as a result, our business has inherent operational risks, which may reduce our revenue or increase our expenses, and we may not be adequately covered by insurance.

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

In addition, the operation of a tanker has unique operational risks associated with the transportation of oil, including, among other things, oil spills, which we have experienced in the past and may experience in the future. An oil or other spill may cause significant environmental damage, and the associated costs could exceed the insurance coverage available to us. Compared to other types of vessels, tankers are exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision, or other cause, due to the high flammability and high volume of the oil transported in tankers.

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

On February 24, 2022, the United States imposed additional sanctions on Russia in response to its invasion of Ukraine. Many of these sanctions are targeted at Russian banks and energy companies and Russian sovereign debt.  The range of sanctions includes prohibitions on dealings in the debt or equity of certain Russian companies, as well as blocking sanctions imposed on many Russian individuals and entities. Similar sanctions have been imposed in coordination with the United States by the United Kingdom, European Union, and other countries. On March 8, 2022, President Biden issued an executive order prohibiting the importation into the United States of Russian-origin crude oil, petroleum, petroleum fuels, oil, liquefied natural gas, coal, and coal products, and prohibiting new investment by U.S. persons in the Russian energy sector. On March 11, 2022 President Biden issued an executive order prohibiting, among other things, the importation of various Russian-origin products, including seafood, alcohol, and non-industrial diamonds, into the United States and the exportation of luxury goods to Russia.

Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in an occurrence of an event of default under our credit facilities, fines or other penalties and could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our securities may adversely affect the price at which our securities trade. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation or result in an inability to collect freight and demurrage when due. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities in countries subject to U.S. sanctions and embargo laws that are not controlled by the governments of those countries, or engaging in operations associated with those countries pursuant to contracts with third parties that are unrelated to those countries or entities controlled by their governments. Investor perception of the value of our securities may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.
The war in the Ukraine and sanctions against Russia has or may result in a negative impact on the availability of Russian and Ukrainian crews with a resulting global shortage of vessel crew and this may in turn result in higher crewing costs or an increase in the number of idle ship days.

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

Risks Related to Our Business

A substantial number of our drybulk vessels are employed in the spot market. Any decrease in drybulk spot rates in the future could have a material adverse effect on our business, financial condition, cash flows and results of operations.

A substantial number of our drybulk carriers are currently employed in the spot market. This exposes us to fluctuations in spot rates. The spot market may fluctuate significantly based upon drybulk carrier, cargo, energy resources, commodities and industrial products supply and demand. The successful operation of our vessels in the competitive spot charter market, depends on, among other things, obtaining profitable spot contracts and minimizing, to the extent possible, time spent waiting for employment and time spent traveling unemployed to a demand area. The spot market is very volatile, and, in the past, there have been periods when spot market rates have declined below the operating cost of vessels. If future spot market rates decline, then we may be unable to operate our vessels trading in the spot market profitably, meet our obligations, including payments on indebtedness, or pay dividends in the future. Furthermore, as spot charters may last up to several weeks, during periods in which spot rates are rising we will generally experience delays in realizing the benefits from such increases.

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

In addition, we cannot assure you that we will be successful in finding employment for vessels we manage in the volatile drybulk spot market or whether any such employment will be at profitable rates. We cannot assure you that our vessels will be profitably operated by ourselves where we commercially manage our vessels outside of pools.

A reduction in charter rates, spot market rates and other market deterioration or the aging of our Fleet may require us to record impairment charges related to our long-lived assets (our vessels) and such charges may be large and have a material impact on our financial statements.

At December 31, 2021, we had vessels of $436.7 million in total on our consolidated statements of financial position, representing approximately 137% of our total equity.

At the end of each reporting period, and on a continuous basis, if indicators of impairment are present, the carrying amount of tangible and intangible assets is assessed to determine whether there is any indication that those assets may have suffered an impairment loss. We also assess the carrying value of an asset when we have contracted to divest of the asset for any reason, including the age of our vessels, if a joint venture that owns vessels comes to an end in accordance with its terms or if the asset no longer fits into our strategic planning. During the year ended December 31, 2019, we impaired vessels to the extent of $15.4 million as we contracted to sell them, we impaired a handysize vessel where the recoverable amount was below the carrying value to the extent of $1.6 million and we impaired right-of-use assets to the extent of $2.3 million where the recoverable amount was below the carrying value. During the year ended December 31, 2020, we impaired vessels to the extent of $16.3 million as we contracted to sell them. During the year ended December 31, 2021, we reversed the impairment of a drybulk carrier to the extent of $3.6 million when the decision to sell was reversed and we reversed the impairment loss on the right-of-use assets to the extent of $1.0 million as the recoverable amount exceeded the carrying value.

If there is a reduction in our estimated charter rates, or if we intend to divest additional vessels, we may be required to record further impairment charges on our vessels, which would require us to write down the carrying value of these assets to their fair value. Since vessels and from time to time vessels under construction comprise a substantial portion of our consolidated statements of financial position, such charges could have a material impact on our financial statements. See “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies and Estimates”.

We depend on certain customers for our revenue. Customers may default on their obligations to us and the terms of charters may be difficult to enforce.

For the years ended December 31, 2021, 2020 and 2019, no customers accounted for 10% or more of our drybulk business revenue. The loss of any of our significant customers, a customer’s failure to make payments or perform under any of the applicable contracts, a customer’s termination of any of the applicable contracts, or a decline in payments under the contracts could have a material adverse effect on our business, financial condition, cash flows and results of operations. Our contracts are governed by the law of a number of jurisdictions and provide for a variety of dispute resolution mechanisms and arbitration proceedings. There can be no assurance that we would be able to enforce any judgments against these charterers in jurisdictions where they are based or have their primary assets and operations. Even after a charter contract is entered, charterers may terminate charters early under certain circumstances.

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

The ability of a customer to perform its obligations under a contract will depend on a number of factors that are beyond our control. These factors may include general economic conditions, conditions specific to the customer, the condition of the drybulk sector of the shipping industry to which the customer is exposed, and the charter rates received for specific types of vessels. The costs associated with the default by a customer may be considerable and could have a material adverse effect on our business, financial condition, cash flows and results of operations.

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

Our Fleet consists of 24 owned drybulk carriers, seven long-term chartered-in drybulk carriers, and one owned tanker. One of our principal strategies is to continue to grow by expanding our operations while prioritizing risk management and balance sheet flexibility, and we may, in the future, increase the size of our Fleet. Our future growth will primarily depend upon a number of factors, some of which may not be within our control. These factors include our ability to:

•	identify suitable drybulk carriers, including newbuilding slots at shipyards and/or shipping companies for acquisition at attractive prices;

•	sell older vessels at an appropriate time in the market;

•	obtain required financing for our existing and new vessels and operations;

•	identify businesses engaged in managing, operating or owning drybulk carriers for acquisition or joint ventures;

•	integrate any acquired drybulk carriers or businesses successfully with our existing operations, including obtaining any approvals and qualifications necessary to operate vessels that we acquire;

•	hire, train and retain qualified personnel and crew to manage and operate our growing business and Fleet;

•	identify additional new markets;

•	enhance our customer base; and

•	enhance our operating, financial and accounting systems and controls.

Our failure to effectively identify, acquire, develop and integrate any drybulk vessels or businesses, or our inability to effectively manage our Fleet, could materially adversely affect our business, financial condition, cash flows and results of operations.

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

Our future capital needs are uncertain and we may need to raise additional funds in the future. If we are unable to fund our future capital expenditure needs, we may not be able to continue to operate some of our vessels or continue with some or all of our future Fleet expansion plans, which would have a material adverse effect on our business, financial condition, cash flows and results of operations.

We may face liquidity issues if poor market conditions in the drybulk market return for a prolonged period. In addition, we may need to raise additional capital to maintain, replace and expand the operating capacity of our Fleet and fund our operations. Our future funding requirements will depend on many factors, including the cost and timing of vessel acquisitions, and the cost of retrofitting or modifying existing vessels as a result of technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, customer requirements or otherwise.

In order to fund our capital expenditures, we may be required to incur borrowings or raise capital through the sale of debt or equity securities. Our ability to borrow money and access the capital markets through future offerings may be limited by a number of factors, including:

•	our financial performance;

•	our credit ratings;

•	the liquidity of the overall capital markets;

•	the state of the Singapore, South African, United States and global economies;

•	general economic conditions and other contingencies and uncertainties that are beyond our control; and

•	the state of the drybulk industry.

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

These payments and certain financing obligations limit funds available for working capital, capital expenditures and other purposes, including further equity investments in our joint venture or debt financing in the future. Amounts borrowed under our credit facilities bear interest at variable rates. Increases in prevailing rates could increase the amounts that we would have to pay to our lenders, even though the outstanding principal amount remains the same, and our net income and cash flows would decrease. We expect our earnings and cash flow to vary from year to year due to the cyclical nature of the drybulk industry.

If we do not generate or reserve enough cash flow from operations to satisfy our debt obligations, we may have to undertake alternative financing plans, such as:

•	seeking to raise additional capital;

•	refinancing or restructuring our debt;

•	selling our vessels; or

•	reducing or delaying capital investments.

However, these alternative financing plans, if necessary, may not be sufficient to allow us to meet our debt obligations. In addition, our 25 owned vessels are pledged as collateral to secure our various debt obligations. If we are unable to meet our debt and other financing, lenders could elect to declare that debt, together with accrued interest and fees, to be immediately due and payable and proceed against the collateral vessels securing that debt or other assets.

We are exposed to volatility in benchmark rates (in particular LIBOR) and may selectively enter into derivative contracts, which can result in higher than market interest rates and charges against our income.

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

Changes in the method pursuant to which LIBOR and other benchmark rates are determined may adversely affect our business and financial results.

As noted above, the loans under our credit facilities are generally advanced at a floating rate based on LIBOR. LIBOR has been the subject of recent national, international and other regulatory guidance and proposals for reform. On March 5, 2021, these reforms and other pressures caused the ICE Benchmark Administration (the “IBA”), the administrator of LIBOR, to announce the cessation of publication of certain types of LIBOR after December 31, 2021 with the cessation of the publication of remaining types of LIBOR after June 30, 2023. The United Kingdom Financial Conduct Authority (the “FCA”), which regulates LIBOR, separately announced that the IBA had notified the FCA of its intent to cease providing all LIBOR settings. While the FCA stated that, subject to the establishment of the new proposed powers, it would consult on the issue of requiring the IBA to produce certain LIBOR tenors on a synthetic basis, it confirmed that all 35 LIBOR settings will either cease to be provided by any administrator or will no longer be representative as of the dates published by the IBA.
Regulators, industry groups and certain committees, such as the Alternative Reference Rates Committee (ARRC) have, among other things, published recommended fallback language for LIBOR-linked financial instruments, identified recommended alternatives for certain LIBOR rates, such as the Secured Overnight Financing Rate (SOFR) as the recommended alternative to U.S. Dollar LIBOR, and proposed implementations of the recommended alternatives in floating rate financial instruments. It is currently unknown the extent to which these recommendations and proposals will be broadly accepted, whether they will continue to evolve, and what the effect of their implementation may be on the markets for floating-rate financial instruments. At this time, it is not possible to predict the effect that these developments or any discontinuance, modification or other reforms may have on LIBOR, other benchmarks or floating-rate debt instruments, including our floating-rate debt. Any such discontinuance, modification, alternative reference rates or other reforms may materially adversely affect market rates of interest and the value of securities and other financial arrangements. These uncertainties, proposals and actions to resolve them, and their ultimate resolution also could negatively impact our funding costs, loan and other asset values, asset-liability management strategies, and other aspects of our business and financial results. As a result of LIBOR ceasing to exist, we may need to renegotiate any credit agreements or interest rate derivative agreements extending beyond 2022 that utilize LIBOR as a factor in determining the interest rate or hedge rate, which could adversely impact our cost of debt. No assurance can be provided that the uncertainties around the transition from LIBOR or their resolution will not adversely affect the use, level, and volatility of our loans under our credit facilities generally advanced at a floating rate based on LIBOR.

As of December 31, 2021, we had $279.0 million of outstanding indebtedness and finance lease obligations with interest obligations based on LIBOR plus applicable margins.

We are leveraged, which could significantly limit our ability to execute our business strategy and we may be unable to comply with our covenants in our credit facilities that impose operating and financial restrictions on us, which could result in a default under the terms of these agreements.

As of December 31, 2021, we had $245.7 million of outstanding indebtedness under our credit facilities and other borrowings.

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

Utilising derivative instruments, such as forward freight or bunker swap agreements, could have a material adverse effect on our business, financial condition, cash flows and results of operations.

From time to time, we may take positions in derivative instruments, including FFAs, interest rate swaps and bunker swaps. FFAs and other derivative instruments may be used to hedge our exposure to the various markets. A hedge may be contracted by providing for the sale of a contracted charter rate along a specified route and period of time. Upon settlement, if the contracted charter rate is less than the average of the rates, as reported by an identified index, for the specified route and period, the seller of the FFA is required to pay the buyer an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days in the specified period. Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum. The hedge reserve which represents the fair value gains and losses on the effective portion of the cash flow hedge was $5.5 million on FFAs and bunker swaps as at December 31, 2021. Movements in the hedging reserve are detailed in the Statement of comprehensive income.

Any hedging activities we engage in may not effectively manage exposure or have the desired impact on our financial conditions, results of operations or cash flows.

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

Some of our vessels are managed by third parties. The ability of these third-party managers to render management services will depend in part on their own financial strength. Circumstances beyond our control could affect our third-party managers’ financial strength. Because some of our third-party managers are privately held companies, we might have little advance warning of financial or other problems affecting our technical manager and if they are unable to provide the technical management services we have contracted for, we may have delays in operating our vessels which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

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

We need to maintain our relationships with local shipping agents, port and terminal operators.

Our drybulk carrier business is dependent upon our relationships with local shipping agents, port and terminal operators operating in the ports where our customers ship and unload their products. We believe that these relationships will remain critical to our success in the future and the loss of one or more of which could materially and negatively impact our ability to retain and service our customers. We cannot be certain that we will be able to maintain and expand our existing local shipping agent, port and terminal operator relationships or enter into new relationships, or that new or renewed relationships will be available on commercially reasonable terms. If we are unable to maintain and expand our existing local shipping agent, port and terminal operator relationships, renew existing relationships, or enter into new relationships, we may lose customers or cause delays in the ports in which we operate, which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Prolonged disruption or slowdown in the loading and unloading of our vessels and extended port congestion could affect our ability to operate our vessels and execute our COA contracts in a timely manner and may result in a loss of revenue.

We rely on third parties for the loading and unloading process of our vessels at ports. A disruption in loading and unloading logistics and congestion in the port could disrupt our ability to operate our vessels in a timely manner. Significant disruptions or slowdowns could result in a loss of revenue or the inability to execute our COA contracts in a timely manner which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

If we acquire and/or operate secondhand vessels, we could be exposed to increased operating costs which could adversely affect our earnings and, as our Fleet ages, the risks associated with older vessels could adversely affect our ability to obtain profitable charters.

Although none of the vessels in our Fleet is a secondhand vessel, we may acquire (through the exercise of purchase options on our long-term chartered-in vessels or by other means) and/or operate secondhand vessels in the future. While we expect that we would typically inspect secondhand vessels prior to acquisition, this does not provide us with the same knowledge about their condition that we would have had if these vessels had been built for and operated exclusively by us and therefore we cannot assure you that the quality of any secondhand vessels that we buy will be acceptable. Generally, purchasers of secondhand vessels do not receive the benefit of warranties from the builders for the secondhand vessels that they acquire. We cannot assure you that, if we acquire and operate second hand vessels in the future, as our secondhand vessels age, market conditions will justify expenditures or enable us to operate our secondhand vessels profitably during the remainder of their useful lives.

Technological innovation could reduce our charter hire income and the value of our vessels.

The charter hire rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to carry a variety of cargoes, enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. If new drybulk carriers are built that are more efficient or more flexible or have longer physical lives than our vessels, competition from these more technologically advanced vessels could adversely affect the amount of charter hire payments we receive for our vessels once their initial charters expire and the resale value of our vessels could significantly decrease. As a result, our business, financial condition, cash flows and results of operations could be materially adversely affected.

Newbuilding projects are subject to risks that could cause delays, cost overruns or cancellation of our newbuilding contracts.

We have in the past and may in the future enter into or acquire newbuilding contracts for drybulk carriers. Construction projects are subject to risks of delay or cost overruns inherent in any large construction project from numerous factors, including shortages of equipment, materials or skilled labor, unscheduled delays in the delivery of ordered materials and equipment or shipyard construction, failure of equipment to meet quality and/or performance standards, financial or operating difficulties experienced by equipment vendors or the shipyard, unanticipated actual or purported change orders, inability to obtain required permits or approvals, unanticipated cost increases between order and delivery, design or engineering changes and work stoppages and other labor disputes, adverse weather conditions or any other events of force majeure. Significant cost overruns or delays could have a material adverse effect on our business, financial condition, cash flows and results of operations. Additionally, failure to complete a project on time may result in the delay of revenue from that vessel.

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

For example, in Singapore, the Personal Data Protection Act 2012, No. 26 of 2012 of Singapore (“PDPA”) generally requires organizations to give notice and obtain consents prior to collection, use or disclosure of personal data (data, whether true or not, about an individual who can be identified from that data or other accessible information). Recent amendments to the PDPA, effective as of February 1, 2021, introduced a mandatory breach notification obligation. South Africa’s comprehensive privacy law known as the Protection of Personal Information Act, 4 of 2013 (the “POPIA”) commenced on July 1, 2020 and became effective on July 1, 2021. All processing of personal information must conform to the POPIA’s provisions. Failure to comply with POPIA may lead to penalties and fines up to R10 million and/or imprisonment.

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

Grindrod Shipping’s ordinary shares are listed on the NASDAQ in the United States and quoted on the main board of the JSE in South Africa. There can be no assurance as to the liquidity of those markets for the Grindrod Shipping ordinary shares or the price at which the Grindrod Shipping ordinary shares may trade. The liquidity and the market for the Grindrod Shipping ordinary shares may be affected by a number of factors including variations in exchange and interest rates, the deterioration and volatility of the markets for similar securities, and/or any changes in Grindrod Shipping’s liquidity, financial condition, creditworthiness, results and profitability and future prospects. In addition, our shareholder base includes South African residents who, subject to certain allowances in terms of the Exchange Control Regulations in South Africa, will generally be required to hold their ordinary shares on the JSE, and therefore the liquidity of the ordinary shares on the NASDAQ may be adversely impacted. Furthermore, ordinary shares owned by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, will be subject to certain restrictions on transfer under the U.S. securities laws. Affiliates will only be permitted to sell their shares pursuant to a valid exemption from the registration requirements of the Securities Act or pursuant to an effective registration statement, which may impact the liquidity of the ordinary shares.

Certain shareholders own large portions of our ordinary shares, which may influence the outcome of significant votes.

Certain shareholders currently hold a significant percentage of our ordinary shares. To the extent a significant percentage of the ownership of our ordinary shares is concentrated in a small number of holders, such holders will be able to influence the outcome of a shareholder vote, including the election of directors, the adoption or amendments of provisions in our articles of incorporation, and other significant corporate transactions. Shareholders holding not less than 10 per cent of the company’s paid-up share capital may serve a requisition on the directors requiring them to call an extraordinary general meeting. Two or more shareholders holding not less than 10 per cent of the company’s issued share capital (excluding treasury shares) may themselves call a meeting of the company. In addition, amalgamations or schemes of arrangement require approval of a majority of not less than 75% of members present and voting at a general meeting by special resolution. A shareholder owning more than 25% is therefore able to prevent any major restructures. Where a shareholder acquires more than 30% or more of the company’s voting shares, a mandatory general offer is triggered. This concentration of ownership could also have an effect on the market price of our ordinary shares.

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

Under Singapore law and Grindrod Shipping’s constitution, dividends, whether in cash or in specie, must be paid out of Grindrod Shipping’s profits available for distribution. See “Item 8. Financial Information—Dividend Policy and Dividend Distributions”. As a holding company, Grindrod Shipping may earn distributable profits when it receives dividends or other income, including management fees or interest, if any. Grindrod Shipping only recently generated distributable profits during 2021 from which dividends may be declared. The availability of distributable profits is assessed on the basis of Grindrod Shipping’s standalone unconsolidated accounts, which are based upon IFRS. There is no assurance that Grindrod Shipping will not incur losses, that it will remain profitable, or that it will have sufficient distributable income that might be distributed to its shareholders as a dividend or other distribution in the foreseeable future. Therefore, Grindrod Shipping may be unable to pay dividends to its shareholders unless it continues to generate or maintain sufficient distributable reserves. Accordingly, it may not be legally permissible for Grindrod Shipping to pay dividends to its shareholders in the future.

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

The Singapore Code, issued pursuant to Section 321 of the Singapore Securities and Futures Act, regulates the acquisition of ordinary shares of, inter alia
, listed public companies and contains certain provisions that may delay, deter or prevent a future takeover or change of control of Grindrod Shipping. Any person acquiring an interest, either on his own or together with parties acting in concert with him or her, in 30% or more of the voting shares in Grindrod Shipping must, except with the prior consent of the Singapore Securities Industry Council, or the SIC, extend a takeover offer for the remaining voting shares in Grindrod Shipping in accordance with the provisions of the Singapore Code. Likewise, any person holding between 30% and 50% of the voting shares in Grindrod Shipping, either on his own or together with parties acting in concert with him or her, must, except with the prior consent of the SIC, make a takeover offer in accordance with the provisions of the Singapore Code if that person together with parties acting in concert with him or her acquires additional voting shares in excess of one percent of the total number of voting shares in any six-month period. Therefore, any investor seeking to acquire a significant stake in Grindrod Shipping may be deterred from doing so if, as a result, such investor would be required to conduct a takeover offer for all of Grindrod Shipping’s voting shares.

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

At our last annual general meeting on May 20, 2021, Grindrod Shipping’s shareholders provided authority for our directors to issue ordinary shares pursuant to the vesting of awards under our 2018 Forfeitable Share Plan, or 2018 FSP, which is subject to the condition that the aggregate number of ordinary shares at any one time which may be granted in an award under the 2018 FSP, together with all existing awards that have not yet vested under the 2018 FSP, shall not exceed 5% of the number of ordinary shares in issue (excluding treasury shares), as determined in reference to the day preceding the award. Such authority shall continue in force until the earliest of (i) the conclusion of our next annual general meeting, (ii) the expiration of the period within which our next annual general meeting is required by law to be held, or (iii) the point at which the maximum number of awards permitted to be made in terms of the 2018 FSP as per the abovementioned limit has been reached. Notwithstanding that the abovementioned authority may have ceased to be in force, ordinary shares may be issued after the expiry of the approval in pursuance of awards made under the 2018 FSP whilst the authority was in force (subject always to the abovementioned limit on the maximum number of shares). At our annual general meeting, expected to be held on May 26, 2022, we plan to seek the approval of our shareholders for issuances of ordinary shares for the purposes of our forfeitable share plan at the same maximum 5%, based on the number of ordinary shares in issue (excluding treasury shares) as determined in reference to the date proceeding the award.
We also plan to seek approval of our shareholders on the amendment of the 2018 Forfeitable Share Plan rules under which awards of fully paid up ordinary shares, will be granted, free of payment to selected employees of Grindrod Shipping or its subsidiaries, executive directors and will also include non-executive directors; and the non-executive directors will be included as recipients of the Awards with effect from the financial year ending December 31, 2022.

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

We also plan to seek approval of our shareholders for the renewal of the share repurchase mandate approved in the previous annual general meeting, which represents 10% of the total number of issued ordinary shares outstanding as of the date of the passing of the resolution.

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

We may face increasing pressure from stakeholders to prioritize sustainable energy practices, reduce our carbon footprint and promote sustainability. It is likely that we will incur additional costs and require additional resources to monitor, report and comply with ESG requirements which could have a material adverse impact on our business, financial condition and results of operations.

Certain of Grindrod Shipping’s directors may have actual or potential conflicts of interest because of their current or former associations with our largest shareholders or their affiliates.

Certain of Grindrod Shipping’s directors are affiliated with certain of our largest shareholders. For example, one member of our board of directors is a member of the board of directors of an affiliate of our largest shareholder and another member of our board of directors is associated with another of our largest shareholders. These relationships as well as any financial interests directors may have in us or our shareholders may create, or may create the appearance of, conflicts of interest when such persons face decisions that could have different implications for Grindrod Shipping and the relevant shareholder.

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

If the IRS were to determine that we are a PFIC for any taxable year in which a U.S. shareholder owned our ordinary shares, the U.S. shareholder generally would be subject to special tax rules resulting in increased tax liability with respect to any “excess distribution” the U.S. shareholder receives on, and any gain the U.S. shareholder realizes from a sale or other disposition (including a pledge) of, our ordinary shares, unless a “mark-to-market” election is available and a U.S. shareholder makes such election with respect to the ordinary shares. In addition, if we were treated as a PFIC for any taxable year in which a U.S. shareholder owned our ordinary shares, the U.S. shareholder would be required to file IRS Form 8621 with the U.S. shareholder’s U.S. federal income tax return for each year to report the U.S. shareholder’s ownership of such ordinary shares. Please see the discussion under “Item 10. Additional Information—Taxation-Material U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders-PFIC Status and Significant Tax Consequences”.

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

Former Parent was involved in various sectors of the shipping and transport industry for more than 100 years. The drybulk business in its current form under the IVS brand dates back to 1976 and was acquired by Former Parent in 1999. The tankers business under the Unicorn brand dates back to 1973 when Former Parent acquired a tanker of approximately 20,000 dwt.

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

We are an international shipping company that owns, charters-in and operates a fleet of drybulk carriers and one tanker. Our owned vessels are held in wholly owned subsidiaries but historically we owned some of our vessels in a consolidated joint venture arrangement.

We operate in the drybulk carriers business, which is further divided into handysize, supramax/ultramax, and other operating segments. Activities that do not relate to these business segments are accumulated in an “unallocated” segment. We historically operated a tanker business, which was further divided into medium range tankers, small tankers and other segments, however we completed the plan to discontinue the tanker business during December 2021 and have presented the tanker business as a discontinued operation.

In the drybulk business we are primarily focused on the handysize and supramax/ultramax segments. We have 15 handysize drybulk carriers and 16 supramax/ultramax drybulk carriers in our Fleet with sizes ranging from 28,240 dwt to 62,660 dwt. Our drybulk carriers transport a broad range of major and minor bulk and breakbulk commodities, including ores, coal, grains, forestry products, steel products and fertilizers, along worldwide shipping routes, and are currently employed either in the spot market or servicing COAs.

We have one medium range tanker in our Fleet of 50,140 dwt. Our tanker carries petroleum products, which include both clean products, such as petrol, diesel, jet fuel and naptha, and dirty products, such as heavy fuel oil. It does not carry crude oil. Our tanker is also classed to carry low hazard chemical products, which include liquid bulk vegetable oils. Our tanker is currently under a bareboat charter arrangement.

As of the date of this annual report, we operate our Fleet of 32 vessels consisting of 24 owned drybulk carriers, seven long-term chartered-in drybulk carriers and one owned tanker (see the below Fleet table for details). As of the date of this annual report, our Fleet on the water has a total drybulk carrying capacity of approximately 1.5 million dwt and a total liquid bulk carrying capacity of approximately 50,140 dwt.

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

In addition to our Fleet, we will from time to time charter-in additional vessels for initial committed periods of less than 12 months. We may do this entirely for our own profit or loss, or we may do this in respect of pools that we commercially manage in which event the profit or loss associated with the vessel will be for the account of the pool. From time to time we have, on average, chartered between 9 to 18 vessels on a short-term basis to take advantage of opportunities in the market and to help service our cargo contracts alongside our Fleet.

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

From time to time, we may buy and sell vessels when we consider market conditions make it appropriate to do so and if our tonnage requirements permit. We consider that our trading of vessels involves both the acquisition of vessels at times when we perceive prices to be weak and the sale of vessels when values rise. In determining when to acquire vessels we take into account our liquidity position, our expectation of fundamental developments in the drybulk shipping sectors, the level of liquidity in the secondhand and charter markets, the cash flow earned by the vessel in relation to its value, the vessel’s condition and technical specifications with particular regard to fuel consumption, expected remaining useful life, the credit quality of the charterer and duration and terms of charter contracts for vessels acquired with charters attached, as well as the overall diversification of our Fleet and customers.

We provide commercial management for our drybulk carriers and we also technically manage the majority of the vessels that we own.  In addition, we operate a service in the drybulk sector where we ship bulk cargo in parcel sizes that may be significantly less than the full carrying capacity of a vessel, or even less than the carrying capacity of an individual hold on a vessel. Where we load more than one parcel of bulk cargo in a hold we will separate the parcels using steel plates and other dunnage materials. Wherever it makes commercial sense to do so, we use vessels from our Fleet to carry this type of cargo. We also will source vessels off the spot market to carry the cargo. We have operated this service for more than 40 years, with a consistent customer base for most or all of this time.

For a breakdown and discussion of our revenues for each of the last three financial years, see “Item 5. Operating and Financial Review and Prospects—Results of Operations”.

Our Competitive Strengths

We believe that we possess a number of competitive strengths, including:

•
Established shipping track record in key geographic markets.
The Grindrod Shipping business has been involved in various sectors of the shipping industry for more than 100 years. With a core presence and primary offices in Africa and Asia, we maintain a strong focus and local business relationships with critical end-users in geographic regions that have been key to drybulk demand growth.

•
Strong balance sheet and liquidity positioned for growth.
Our balance sheet is well capitalized after a combination of prudent financial risk management throughout the downturn in drybulk and tanker markets and strong earnings and free cash flows in 2021, which have materially enhanced our liquidity and reduced our overall net leverage.

•
Experienced management team.
Our management team is led by Martyn Wade, our Chief Executive Officer, who has 44 years of international shipping experience and has worked for vessel owners, operators and brokers in London, Johannesburg, New York and Singapore. Mr. Wade is a member of the Baltic Exchange Limited. Our management team collectively has over 200 years of combined shipping experience, and has developed industry relationships with charterers, lenders, shipbuilders, insurers and other industry participants.

•
Significant drybulk in-house commercial and technical management expertise.
We commercially manage our entire drybulk fleet in-house which has historically demonstrated strong performance, on average, relative to industry benchmarks. The vast majority of our drybulk fleet is technically managed in-house which has enabled us to consistently enjoy greater than 97% fleet utilization.

•
Vessel employment supported by cargo contracts and strong relationships with key counterparties
. We continue to operate strategic cargo contracts and we believe that our focus on these contracts supports the employment and regional positioning of our vessels. We have also established strong long-term global relationships with shipping companies, charterers, shipyards, trading houses, brokers and commercial shipping lenders.

•
Quality fleet built to high specifications.
We operate a quality fleet of drybulk carriers predominantly built in Japan with an average age of approximately seven years, including our long-term charter-in fleet. We believe that owning and maintaining a quality fleet of Japanese vessels reduces off-hire time and operating costs, improves safety and environmental performance and provides us with a competitive advantage in securing employment for our vessels. Additionally, we believe that quality vessels built in Japan are able to retain value over market cycles. Our quality fleet will also better allow us to cost effectively comply with increasing environmental regulations that may be applicable to our vessels.

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

Business strategies

Our primary objectives are to profitably grow our business, while prioritizing risk management and balance sheet flexibility, and to maintain and enhance our position as a successful owner and operator of drybulk carrier vessels. The key elements of our strategy are:

•
Primarily focus on handysize and supramax/ultramax drybulk market.
We intend to continue focusing our operations in the key drybulk market segments in which we have historically excelled.  Accordingly, we have materially reduced our exposure to the tanker sector to a single vessel and do not anticipate further growth in the sector at this time.

•
Maintain balance sheet flexibility and liquidity.
We continue to take a prudent approach in managing our Fleet to ensure balance sheet flexibility and liquidity, as we pursue our growth initiatives and return capital to shareholders through our flexible dividend and capital return policy. We intend to maintain a prudent approach to liquidity while repaying a portion of our long-term debt and advancing with the potential fleet expansion by way of exercising of purchase options on certain of our long-term chartered vessels as described in more detail in the next point below.

•
Utilize a dynamic approach to fleet expansion
. We believe that our approach to fleet management, which utilizes a combination of owned vessels, long-term charter-in vessels and short-term charter-in vessels, allows us significant flexibility to adjust our market exposure depending on market conditions.  Our existing long-term contracts typically contain charter extension options and/or fixed price purchase options that can currently provide imbedded upside relative to the prevailing market prices.  We intend to exercise these options over the next 18 months, should market conditions continue to allow. Our short-term vessels often contain charter extension options as well.

•
Leverage our in-house commercial management expertise.
We intend to continue to optimize the employment of our drybulk carriers through our in-house commercial management, which historically has provided us with the opportunity to maximize charter revenues while mitigating risk through a combination of charters, FFA’s and COA’s, when appropriate, which provide a stable base of cargoes around which we operate our Fleet.

•
Continue to grow our relationships with key industry players.
We continue to maintain our relationships with key industry players in Japan which has historically provided us with access to attractive financing terms and high quality vessels for charters and acquisitions.

Our Fleet

The following tables set forth certain summary information regarding our Fleet as of the date of this annual report:

Drybulk Carriers - Owned Fleet (24 Vessels)

Vessel Name	Built	Country of Build	DWT	Ownership Percentage		Type of Employment
Handysize – Eco
IVS Tembe	2016	Japan	37,740	100	% (1)	IVS Commercial (2)
IVS Sunbird	2015	Japan	33,400	100	% (1)	IVS Handysize Pool
IVS Thanda	2015	Japan	37,720	100	% (1)	IVS Commercial (2)
IVS Kestrel	2014	Japan	32,770	100	% (1)	IVS Handysize Pool
IVS Phinda	2014	Japan	37,720	100	% (1)	IVS Commercial (2)
IVS Sparrowhawk	2014	Japan	33,420	100	% (1)	IVS Handysize Pool
Handysize
IVS Merlion	2013	China	32,070	100%		IVS Handysize Pool
IVS Raffles	2013	China	32,050	100%		IVS Handysize Pool
IVS Ibis	2012	Japan	28,240	100%		IVS Handysize Pool
IVS Kinglet (3)	2011	Japan	33,130	100%		IVS Handysize Pool
IVS Magpie (3)	2011	Japan	28,240	100%		IVS Handysize Pool
IVS Orchard	2011	China	32,530	100%		IVS Handysize Pool
IVS Knot (3)	2010	Japan	33,140	100%		IVS Handysize Pool
IVS Sentosa	2010	China	32,700	100%		IVS Handysize Pool
IVS Kingbird	2007	Japan	32,560	100%		IVS Handysize Pool
Supramax/Ultramax – Eco
IVS Prestwick	2019	Japan	61,300	100%		IVS Supramax Pool
IVS Okudogo	2019	Japan	61,330	100%		IVS Supramax Pool
IVS Phoenix (3)(4)	2019	Japan	61,470	100%		IVS Supramax Pool
IVS Swinley Forest	2017	Japan	60,490	100	% (1)	IVS Supramax Pool
IVS Gleneagles	2016	Japan	58,070	100	% (1)	IVS Supramax Pool
IVS North Berwick	2016	Japan	60,480	100	% (1)	IVS Supramax Pool
IVS Bosch Hoek	2015	Japan	60,270	100	% (1)	IVS Supramax Pool
IVS Hirono	2015	Japan	60,280	100	% (1)	IVS Supramax Pool
IVS Wentworth	2015	Japan	58,090	100	% (1)	IVS Supramax Pool

 Drybulk Carriers - Long-Term Charter-In Fleet (7 Vessels)

Vessel Name	Built	Country of Build	DWT	Daily Charter-in Rate (5) on December 31, 2021	Charter-in Period (6)	Purchase Option price (Millions)		Type of Employment
Supramax/Ultramax – Eco
IVS Atsugi (7)	2020	Japan	62,660	$12,200	2022-24		$25.2	IVS Supramax Pool
IVS Pebble Beach (8)	2020	Japan	62,660	$12,200	2022-24		$25.2	IVS Supramax Pool
IVS Hayakita (9)	2016	Japan	60,400	$13,500	2023-26	$	~24.1	IVS Supramax Pool
IVS Windsor (10)	2016	Japan	60,280	$13,385	2023-26		-	IVS Supramax Pool
IVS Pinehurst (11)	2015	Philippines (12)	57,810	$9,000	2023		$18.0	IVS Supramax Pool
IVS Crimson Creek (13)	2014	Japan	57,950	$17,500	2022		-	IVS Supramax Pool
IVS Naruo (14)	2014	Japan	60,030	$12,750	2023-24	$	~15.6	IVS Supramax Pool

Tankers – Owned Fleet (1 Vessel)

Vessel Name	Built	Country of Build	DWT	IMO Designation	Ownership Percentage	Type of Employment
Medium Range Tankers – Eco
Matuku (3)	2016	South Korea	50,140	II,III	100%	Bareboat Charter (Expires Q2 2022)

(1)	100% ownership interest following the acquisition of the remaining interest in IVS Bulk (a subsidiary) on September 1, 2021.
(2)	Commercially managed by Grindrod Shipping alongside the IVS Handysize Pool.
(3)
IVS Knot
,
IVS Kinglet
,
IVS Magpie
,
Matuku
and
IVS Phoenix
have each undergone separate financing arrangements in which we sold these vessels but retained the right to control the use of these vessels for a period up to 2030, 2031, 2031, 2035 and 2036, respectively, and we have an option to acquire
IVS Knot
,
IVS Kinglet
and
IVS Magpie
commencing in 2021, the
Matuku
in 2022 and the
IVS Phoenix
in 2023. We regard the vessels as owned since we have retained the right to control the use of the vessels.

(4)	The vessel was acquired from its owners on September 16, 2021.
(5)
Charter-in rate: The basic payment to the charterer for the use of the vessel under time charter. The amount is usually for a fixed period of time at rates that are generally fixed, but may contain a variable component based on inflation, interest rates, or current shipping market rates. The rate does not include any additional costs that are specified in the contract such as address commission, brokerage costs and victualing costs.

(6)	Expiration date range represents the earliest and latest re-delivery periods due to extension options.
(7)
Chartered-in until Q4 2022 with two one-year options to extend, at charter-in rates of $12,950 per day for the first extension year and $13,700 per day for the second extension year. The purchase option is exercisable beginning in Q4 2022 subject to contract terms and conditions.

(8)
Chartered-in until Q3 2022 with two one-year options to extend, at charter-in rates of $12,950 per day for the first extension year and $13,700 per day for the second extension year. The purchase option is exercisable beginning in Q3 2022 subject to conditions.

(9)
Chartered-in until Q3 2023 with two one-year options to extend and one nine-month option to extend, at charter-in rates of $14,000 per day for the first extension year, $14,500 per day for the second extension year, and $14,800 per day for the following nine-month extension period. The purchase option is exercisable next in Q3 2022 subject to contract terms and conditions and includes an estimated Japanese Yen denominated component but excludes estimated 50/50 profit sharing with vessel owner. The Japanese Yen component has been converted to at a rate of 115 Yen to $1.

(10)
Chartered-in until Q3 2023 with two one-year options to extend and one nine-month option to extend, at charter-in rates of $13,885 per day for the first extension year, $14,385 per day for the second extension year, and $14,885 per day for the following nine-month extension period.

(11)
Chartered-in at $9,000 per day until January 3, 2022, and thereafter at $10,000 per day until Q1 2023. The purchase option is exercisable at any time prior to Q4 2022 subject to contract terms and conditions.

(12)	Constructed at Tsuneishi Cebu Shipyard, a subsidiary of Tsuneishi Shipbuilding of Japan.
(13)	Chartered-in at 101% of the BSI-58 index with a floor of $8,500 per day and ceiling of $17,500 per day until Q2 2022. In the current market the ceiling rate of $17,500 is applicable.
(14)
Chartered-in until January 2023 at $13,000 with two additional one-year options to extend at $13,000 per day for each extension year. The first extension year was exercised and the second extension period will be exercisable beginning Q4 2022. The purchase option is exercisable next in Q4 2022 subject to contract terms and conditions and includes an estimated Japanese Yen denominated component which has been converted to at a rate of 115 Yen to $1.

Employment of Our Fleet

We aim to manage our business in a manner that achieves a balance between maximizing revenue opportunities and protecting against declines in revenue. We operate our vessels in the spot market, on long- and short-term time charters and on occasion on bareboat charters. In addition to employing our vessels in these ways, we use FFAs and enter into COAs to manage our revenue risk and employment risk. Where we carry cargo under COAs, we may utilize our Fleet to do so or we may utilize vessels that we short-term charter-in that are not part of our Fleet. We currently employ our vessels primarily in the spot market and we do not have a significant amount of fixed revenue cover.

Commercial Pools

To increase vessel utilization and thereby revenue, vessel owners participate in commercial pools with vessels of a similar size. By operating a large number of vessels as an integrated transportation system, commercial pools offer customers greater flexibility and a higher level of service while achieving scheduling efficiencies. Pools employ experienced commercial managers and operators who have close working relationships with customers and brokers, while technical management is performed by each vessel owner or procured from third parties. The managers of the pools negotiate voyage charters and COAs and time charters of various lengths, usually less than 12 months, with customers. The size and scope of these pools enable them to enhance vessel utilization rates for pool vessels by securing backhaul voyages and COAs, thus generating higher effective TCE revenue than otherwise might be obtainable for vessels operating independently in the spot market, while providing a higher level of service offerings to customers.

A pool aggregates the revenue and agreed expenses, which are usually voyage related expenses, of all of the vessels in the pool and distributes the net earnings calculated on (i) the number of pool points for the vessel, and (ii) the number of days the vessel was available to earn revenue for the pool in a distribution period. Usually a single pool manager is responsible for both the administrative and commercial management of the participating vessels, including marketing the pool, negotiating charters, including voyage charters, short duration time charters and longer term COAs, conducting pool operations, including the distribution of pool cash earnings, and managing bunker purchases, port charges and administrative services for the vessels. For these services the pool manager charges a fee, which may be a flat rate per day per vessel in the pool, or a fixed percentage rate applied typically to the gross revenue earned by the pool, or a combination of both. The pool participants remain responsible for all other costs including the financing, insurance, manning and technical management of their owned vessels or payment of charter hire to the owners of chartered-in vessels they have entered into the pool. For information regarding our accounting policies with respect to pool arrangements, see Note 2.18 to the audited consolidated financial statements.

In 2013, we established two drybulk commercial management pools in the handysize and supramax/ultramax sectors that have each demonstrated an ability to outperform, on average, relative to their industry benchmarks since their inception.

Our IVS Handysize Pool includes all of the handysize vessels in our Fleet, including those previously held through joint ventures, except for the three approximately 37,700 dwt handysize vessels which are commercially managed as a group by the same in-house team that manages the IVS Handysize Pool. For more information on the vessels previously held through joint ventures, see the Fleet table and “—Our Joint Ventures” below. In addition, there are numerous other vessels that we have short-term chartered-in and currently one other vessel owned by another vessel owner in the IVS Handysize Pool. This pool includes vessels of between approximately 28,000 dwt and 34,000 dwt, and currently trades primarily in the spot market. As pool managers we have the ability to contract pool vessels out on time charters for up to 12 months. The net earnings allocated to vessels in the IVS Handysize Pool are distributed on the basis of (i) the number of pool points for the vessel, which are based on vessel attributes such as cargo carrying capacity, fuel consumption and construction characteristics, and (ii) the number of days the vessel was available to earn revenue for the pool in a distribution period. While all of the vessels in the IVS Handysize Pool are generally similar in terms of pool point allocations, the number of days a vessel is available to earn revenue varies on the basis of when a vessel enters or exits the pool or upon the occurrence of other events such as drydocking or repairs. In light of the foregoing, this results in all vessels in the IVS Handysize Pool receiving net earnings distributions that generally reflect actual availability for use in the pool.

Our IVS Supramax Pool includes all of the supramax/ultramax vessels in our Fleet, including those previously held through joint ventures. For more information on the vessels previously held through joint ventures, see the Fleet table and “—Our Joint Ventures” below. There are no vessels owned by independent third parties in this pool. This pool includes vessels of between approximately 57,800 dwt and 62,660 dwt and currently trades in a combination of COAs and the spot market. As pool managers, we have the ability to contract pool vessels out on time charters for up to 12 months. The net earnings allocated to the vessels in the IVS Supramax Pool are distributed on the basis of (i) the number of pool points for the vessel, which are based on vessel attributes such as cargo carrying capacity, fuel consumption, and construction characteristics, and (ii) the number of days the vessel was available to earn revenue for the pool in a distribution period. While all of the vessels in the IVS Supramax Pool are generally similar in terms of pool point allocations, the number of days a vessel is available to earn revenue for the pool varies on the basis of when a vessel enters or exits the pool or upon the occurrence of other events such as drydocking or repairs. In light of the foregoing, this results in all vessels in the IVS Supramax Pool receiving net earnings distributions that generally reflect actual availability for use in the pool.

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

We owned two medium range tankers of approximately 50,000 dwt, which were commercially managed by Mansel (an affiliate of Vitol that procures shipping for oil cargoes traded by Vitol) and operated in the spot market and on Vitol traded cargoes until they were sold in April 2021.

We commercially managed one approximately 16,900 dwt tanker, which primarily traded around the southern African coast, fulfilling obligations we have under COAs, as well as the spot cargo market until it was sold in April 2021.

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

Bareboat Charter

 Our medium range tanker vessel is bareboat chartered out until May 2022.

Our Joint Ventures

The following descriptions are only a summary of the material provisions of our material joint ventures and are qualified in their entirety by reference to the copies of the joint venture agreements and amendments thereto, which are included as exhibits to this annual report.

IVS Bulk Pte. Ltd.

Prior to February 14, 2020, we, through our wholly owned subsidiary GSPL, owned an approximately 33.5% interest in IVS Bulk Pte. Ltd., or IVS Bulk, a joint venture with Sankaty European Investments III S.à.r.l, or Sankaty, and Regiment Capital Ltd, or Regiment. Effective February 14, 2020, we increased our ownership to 66.75%. The financials of IVS Bulk were consolidated into our financial statements following the acquisition of the additional 33.25% rather than being accounted for under the equity accounting method, as had previously been the case.

On December 1, 2020, a loan of $4.0 million provided by GSPL to IVS Bulk was converted into equity in line with the new shareholders agreement. The transaction increased GSPL’s shareholding by 2.11% in IVS Bulk from 66.75% to 68.86%.

Effective September 1, 2021, we acquired the remaining ordinary shares in IVS Bulk for a total purchase consideration of $46.3 million, comprising of $37.2 million for the ordinary equity shares and $9.1 million for the preference shares.

Leopard Tankers Pte. Ltd.

As of December 31, 2021, we owned a 50% interest in Leopard Tankers Pte. Ltd., or Leopard Tankers, a former joint venture with Vitol, or our joint venture partner. Leopard Tankers owned four 50,000 dwt tankers, which were commercially managed by Mansel, an affiliate of Vitol, which received a management fee. This joint venture terminated and we acquired two medium range “eco” tankers from the joint venture, namely
Leopard Sun
and
Leopard Moon
, in January and February 2019, respectively, and our joint venture partner acquired the remaining two vessels from Leopard Tankers in February and March 2019. The financial results of
Leopard Sun
and
Leopard Moon
are consolidated into our financial statements following delivery of these vessels to us. Leopard Tankers Pte. Ltd. and its subsidiaries are in the process of being wound up.

Management of Our Business

General management

Overall responsibility for the oversight of the management of our company rests with our board of directors. We do all of the financial and administrative management of our business ourselves, contracting in human resource, financial, legal, tax and other specialist advice from reputable, arm’s length service providers when required. We and our wholly owned subsidiary GSSA each entered into a transitional services agreement with Former Parent in connection with the Spin-Off, under which Former Parent provides to us and our subsidiaries, among other things, corporate secretarial services, internal audit and information technology services. These transitional agreements have expired and we currently manage the relevant services ourselves. We and our wholly owned subsidiary GSSA each entered a related licensing agreement in respect of the use of certain intellectual property of Former Parent and GSSA remains party to a property lease agreement subject to termination on short-term notice.

Commercial management

Decisions about how to commercially employ our Fleet, and general commercial and strategic decisions relating to the conduct of our business, including participation in joint ventures, are made by our own management and employees, under guidance and authority from our board of directors in accordance with our governance framework.

Technical Management

We technically manage in-house the majority of our vessels that we own. We currently employ a team of 13 experienced and qualified managers plus 16 support staff in Singapore, Durban and Manila. This team includes three master mariners and seven Class 1 marine engineers who perform superintendent and technical management functions for the in-house managed vessels. Our technical management team is responsible for the technical operation and upkeep of these vessels, including procurement, crewing, maintenance, repairs and dry dockings, maintaining required vetting approvals and relevant inspections, and ensuring that our vessels under in-house management comply with the requirements of classification societies, as well as relevant government, flag state, environmental and other regulations.

A majority of the crews we employ are sourced from third-party crewing providers with whom we contract directly for the supply of crews to the vessels we manage in-house. Our technical team also operated the Grindrod Shipping Training Academy located in Durban from where we sourced some of our crewing requirements until it was sold in May 2021.

In addition, our in-house technical team also oversees the third-party technical managers who we have contracted to carry out technical management functions for the balance of our Fleet. During 2021, we used one outside technical management provider, LSC Ship Management, or LSC. LSC technically managed two tankers until the vessels were sold in April 2021.

Separately, we have one tanker chartered-out on bareboat charter, under the terms of which the charterers are obligated to conduct the technical management of the vessel which they do through ASP Ship Management Singapore Pte. Ltd., the third-party managers.

Our Customers

We believe that developing strong relationships with the end users of our services allows us to better satisfy their needs with appropriate vessels and solutions. A prospective customer’s financial condition, creditworthiness, and reliability track record are important factors in negotiating our vessels’ employment. Our customers with whom we contract as commercial managers of our own, our joint venture partners’ and third parties’ drybulk carriers include other shipping companies, international commodity trading houses, mining companies, industrial manufacturing companies, major oil companies, and traders of grains, steel and forestry products.

For the years ended December 31, 2021, 2020 and 2019, no customers accounted for 10% or more of our drybulk business revenue. For the year ended December 31, 2020, four customers accounted for 10% or more of our tankers business revenue in amounts of approximately $17.5 million, $14.9 million, $13.9 million and $9.1 million, respectively. For the year ended December 31, 2019, five customers accounted for 10% or more of our tankers business revenue in amounts of approximately $21.2 million, $15.5 million, $8.5 million, $7.9 million and $7.4 million, respectively.

Seasonality

We operate our drybulk carriers in markets that have historically exhibited seasonal variations in demand and, as a result, in charter hire rates. This seasonality may result in volatility in our operating results to the extent that we enter into new charter agreements or renew existing agreements during a time when charter rates are weaker or we operate our vessels on the spot market or under time charters, which may result in quarter-to-quarter volatility in our operating results.

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

We compete primarily with other independent and state-owned drybulk vessel-owners. Our competitors may have more resources than us and may operate vessels that are able to consume cheaper fuels, in particular, any competitors who have installed or may install scrubbers in compliance with IMO 2020 regulations, and are newer, and therefore more attractive to charterers, than our vessels. Ownership and control of drybulk carriers is highly fragmented and is divided among a large number of players including publicly listed and privately owned shipping companies, mining companies, commodity trading houses, private equity and other investment funds and state-controlled owners. Due in part to the highly fragmented markets in which we operate, competitors with greater resources than us could enter the drybulk or tanker shipping industries and operate larger fleets through consolidations or acquisitions and may be able to offer lower charter rates and higher quality vessels than we are able to offer. See, “Item 3. Risk Factors—Risks Related to Our Industry—We operate in the highly competitive international shipping industry and we may not be able to compete for charters and COAs with new entrants or established companies with greater resources, and, as a result, we may be unable to employ our vessels profitably”.

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

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We strive to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with U.S. and international regulations. We believe that our vessels are operated in substantial compliance with applicable environmental laws and regulations and have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. However, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict the future cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that results in significant oil pollution, release of hazardous substances, loss of life, or otherwise causes significant adverse environmental impact, such as the 2010 BP plc
Deepwater Horizon
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

In 2012, the IMO’s Marine Environment Protection Committee, or MEPC, adopted by resolution amendments to the International Code for the Construction and Equipment of Ships carrying Dangerous Chemicals in Bulk, or the IBC Code. The provisions of the IBC Code are mandatory under MARPOL and SOLAS. These amendments, which entered into force in June 2014, pertain to revised international certificates of fitness for the carriage of dangerous chemicals in bulk and identifying new products that fall under the IBC Code.

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

MEPC adopted amendments to Annex VI on October 10, 2008, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board vessels. As of January 1, 2012, the amended Annex VI required that fuel oil contain no more than 3.50% sulfur (from the previous cap of 4.50%). Pursuant to MEPC 70, the amended Annex VI requires that fuel oil contain no more than 0.5% sulfur (from the previous cap of 3.5%) as of January 1, 2020. In MEPC 72, MEPC further agreed to prohibit the carriage of non-compliant fuel after 2020, unless a vessel is fitted with an equivalent arrangement such as a scrubber. As of January 2020, vessels now have to either reduce sulfur from emissions through the installation and use of emission scrubbers or buy fuel with lower sulfur content that is more expensive than standard marine fuel. Consequently, complying with MEPC 70 could result in a significant capital expenditure or a significant increase in the cost of bunkers. We use compliant bunker fuel in our vessels and have not yet ordered and do not currently plan to order any emissions treating systems for fitting on our existing vessels or our newbuildings currently under construction, although we may do so in the future for our current and / or future vessels. While we believe that burning compliant fuel, rather than treating non-compliant fuel, is an appropriate commercial strategy, the net earnings of our vessels may be negatively impacted by a differentiated bunker fuel market in the future and our vessels may not be as attractive to charterers as vessels fitted with exhaust treatment systems.

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

Ballast Water Management

The IMO adopted the BWM Convention, in February 2004. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. All vessels will also have to carry a ballast water record book and an International Ballast Water Management Certificate. The BWM Convention entered into force 12 months after it was adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. On September 8, 2016, this threshold was met (with 52 contracting parties making up 35.14%). Thus, the BWM Convention entered into force on September 8, 2017. However, at MEPC 71, MEPC decided that, while new vessels constructed after September 8, 2017 must comply on delivery with the BWM Convention, implementation of the BWM Convention would be delayed for existing vessels (constructed prior to September 8, 2017) for a further two years. For such existing vessels, installation of ballast water management systems, or BWMS, must take place at the first renewal survey following September 8, 2017 (the date the BWM Convention entered into force). Although requirements with respect to D-2 performance standards relating to mandatory concentration limits will be phased in based on renewal survey dates, all vessels must meet the standards by September 8, 2024. At MEPC 70, MEPC adopted updated “guidelines for approval of ballast water managements systems (G8)”. G8 updates previous guidelines concerning procedures to approve BWMS. The G8 guidelines became mandatory through the BWMS Code, which was adopted in MEPC 72 and entered into force in October 2019. MEPC 72 also agreed to develop guidelines for mandatory ballast water sampling to confirm that a vessel’s BWMS complies with standards set out in the BWM Convention prior to the vessel receiving its International Ballast Water Management Certificate. Once mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance could increase for ocean carriers and the costs of ballast water treatments may be material. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The United States for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements. We believe the costs of such ballast water compliance may be material over time, however, it is difficult to predict the overall impact of such requirements on our operations.

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

The flag state, as defined by the United Nations Convention on Law of the Sea, has overall responsibility for implementing and enforcing a broad range of international maritime regulations with respect to all vessels granted the right to fly its flag. The “Shipping Industry Flag State Performance Table” published annually by the International Chamber of Shipping evaluates and reports on flag states based on factors such as ratification, implementation, and enforcement of principal international maritime treaties and regulations, supervision of statutory vessel surveys, and participation at IMO and International Labour Organization, or ILO, meetings. All of our owned vessels are currently flagged in Singapore except one supramax and three handysize bulk carriers that are subject to financing arrangements,
IVS Phoenix, IVS Knot
,
IVS Kinglet
and
IVS Magpie
, which are flagged in the Marshall Islands, and one medium range tanker under a bareboat charter out that is flagged in New Zealand. Singapore flagged vessels have historically received a good assessment in the shipping industry. We recognize the importance of a credible flag state and do not intend to use flags of convenience or flag states with poor performance indicators. Noncompliance with the ISM Code or other IMO regulations may subject the vessel owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The USCG and European Union authorities have indicated that vessels not in compliance with the ISM Code by the applicable deadlines will be prohibited from trading in U.S. and European Union ports, respectively. Each of our vessels are ISM Code certified. However, there can be no assurance that such certificate will be maintained.

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

The U.S. Oil Pollution Act of 1990 and Comprehensive Environmental Response, Compensation and Liability Act

The U.S. Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all “owners and operators” whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States’ territorial sea and its 200 nautical mile exclusive economic zone. The United States has also enacted the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which applies to the discharge of hazardous substances other than oil except in limited circumstances, whether on land or at sea. OPA and CERCLA both define “owner and operator” in the case of a vessel as any person owning, operating or chartering by demise the vessel. OPA applies to oil tankers, as well as non-tanker vessels that carry fuel oil, or bunkers, to power such vessels. CERCLA also applies to our operations.

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

It should also be noted that in October 2015, the Second Circuit Court of Appeals issued a ruling that directed the EPA to redraft the sections of the 2013 VGP that address ballast water. However, the Second Circuit stated that 2013 VGP, which was scheduled to expire in December 2018, will remain in effect until the EPA issues a new VGP.

On December 4, 2018, the Vessel Incidental Discharge Act, or VIDA, was enacted. VIDA establishes a new framework for the regulation of vessel incidental discharges (including ballast water) under the CWA. VIDA requires the EPA to develop performance standards for those discharges within two years of enactment and requires the USCG to develop implementation, compliance, and enforcement regulations within two years of the EPA’s promulgation of standards. The new regulations cannot be less stringent than the 2013 VGP or the USCG NISA regulations. Under VIDA, all provisions of the 2013 VGP remain in force and effect until the USCG regulations are finalized. In addition, VIDA requires the USCG to finalize a policy letter within one year that describes ballast water treatment systems approval testing methods and protocols. The EPA proposed Vessel Incidental Standards of Performance in October 2020 and is expected to publish the final standards in 2022, after which the USCG will have two years to publish its implementation, compliance and enforcement regulations. Once the USCG regulations are in effect, subject to certain exceptions in the Pacific Coast and Great Lakes, states and regions cannot develop or enforce more stringent standards unless they petition the EPA and can establish that the revised best management standard would reduce adverse impacts from discharges and is both economically achievable and operationally practical.

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

Greenhouse Gas Regulations

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. The 2015 United Nations Convention on Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and aims to limit global temperature rise below 2 degrees celsius above pre-industrial levels and to pursue efforts to limit temperature increase even further to 1.5 degrees celsius. However, neither the Paris Agreement nor the subsequent 2021 Glasgow Climate Agreement  directly limit greenhouse gas emissions from vessels.

The IMO has taken a number of measures to address greenhouse gas emissions associated with international shipping. As of January 1, 2013, vessels were required to comply with new MEPC mandatory requirements relating to energy efficiency to address greenhouse gas emissions from vessels. In addition, MEPC 70 approved a “roadmap” for developing an IMO strategy by 2018 on reduction of greenhouse gas emissions from vessels. In April 2018, MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from shipping by at least 50% by 2050 compared to 2008 levels, while pursuing efforts towards phasing them out entirely as “a pathway of CO
2
emissions reduction consistent with the Paris Agreement temperature goals.” In November 2021, MEPC 77 indicated that the IMO’s goal of reducing shipping greenhouse gas emissions 50% by 2050 does not go far enough to address the impact of shipping on climate change and that the MEPC intends to initiate a revision of its greenhouse gas targets by 2023.

During MEPC 76 in June 2021, the IMO adopted amendments to MARPOL Annex VI, introducing an Energy Efficiency Design Index for existing ships (EEXI) and Carbon Intensity Indicator (CII).  The requirements will enter into force on January 1, 2023. Guidelines on calculations, surveys and verification of the EEXI were finalized at MEPC 76. EEXI measures CO2 emissions per transport work. The calculation of the EEXI follows the calculation of the well-known Energy Efficiency Design Index (EEDI), which applies to new ships and has been in force since 2013. The calculation of EEXI is based on the 2018 calculation guideline of the EEDI, with some adaptations for existing vessels. Different vessel efficiency improvement measures to comply with EEXI are possible such as engine power limitation, shaft power limitation, engine derating, propulsion optimization, energy-saving devices.

Carbon Intensity Indicator (CII) is a new measure based on an operational approach that supports the IMO’s objective of reducing CO
2
emissions per transport work. CII is the operational carbon intensity Indicator expressed in grams of CO
2
per deadweight-nautical mile and it is a measure of vessel efficiency of CO
2
emitted when transporting cargo. After the January 1, 2023, each ship should calculate its attained CII every year, based on the annual fuel consumption and annual distance travelled which is collected under IMO DCS.

In addition to IMO measures and targets, a number of initiatives and declarations seeking to reduce greenhouse gas emissions from the shipping sector were announced at the Glasgow Climate Change Conference of Parties, or COP26.  For example, in the Declaration on Zero Emission Shipping, 14 countries committed to work with the IMO to place the shipping sector on a pathway to achieving full decarbonisation by 2050.  In the Clydebank Declaration, 22 countries committed to establishing at least six zero-emission shipping routes by 2025.  Moreover, the Dhaka-Glasgow Declaration calls for a mandatory greenhouse gas tax for the shipping sector to curb carbon emissions.

The European Union has also undertaken or proposed a number of measures to monitor and reduce greenhouse gas emissions from the shipping industry. In 2013 the European Commission set out a strategy for progressively integrating maritime emissions into the European Union’s policy for reducing its greenhouse gas emissions, with the first step being monitoring, reporting and verification of greenhouse gas emissions from large ships calling at European Union ports. Towards this end, in April 2015, a regulation was adopted requiring that large vessels (over 5,000 gross tons) calling at European Union ports from January 2018 collect and publish data on carbon dioxide emissions and other information. In July 2021, the European Union published proposed legislation to extend its emission trading system to the maritime transport sector.  Under the proposal, ships over 5,000 gross tonnes that transport cargo to or from European Union ports would be required to purchase emissions allowances equivalent to emissions for all or a half of a covered voyage, depending on whether the voyage was between two European Union ports or included a non-European Union port.  The requirements are proposed to be phased in from 2023 to 2026.

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

Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, the Paris Agreement or the Glasgow Climate Agreement, that restrict emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time. Even in the absence of climate control legislation, our business may be indirectly affected to the extent that climate change may result in sea level changes or more intense weather events such as those which may present a risk of damage or loss to vessels.

CO2 Emissions Reporting
(1)

In April 2018, the IMO’s MEPC adopted an initial strategy for the reduction of greenhouse gas ("GHG") emissions from ships, setting out a vision to reduce GHG emissions from international shipping and phase them out as soon as possible.

We strive to be a responsible operator in our industry and accordingly we are including certain CO
2
reporting in this annual report. Annual Efficiency Ratio ("AER") is a measure of carbon efficiency using the parameters of fuel consumption, distance travelled, and the design deadweight tonnage of a vessel. Energy Efficiency Operational Indicator ("EEOI") is a tool for measuring the CO
2
gas emissions in a given time period per unit of transport work performed. AER does not account for the tonnage of cargo actually carried, whereas EEOI does. AER and EEOI metrics are impacted by external factors such as charter speed, vessel operator’s instructions and weather, in conjunction with overall market factors such as cargo load sizes and fleet utilization rate. As such, variance in performance can be found in the reported emissions between two periods for the same vessel and between vessels of a similar size and type. Furthermore, there may be variations in methodology used by other companies and consequently it is not always practical to directly compare emissions from different companies. For example, some shipping companies report CO
2
in tons per kilometer rather than tons per nautical mile.

Our reporting methodology substantially is in line with the framework set out within the IMO's Data Collection System initiated in January 2019 and the January 2018 framework for voluntary reporting under the Singapore flag. It is expected that the shipping industry will continue to refine the performance measures for emissions and efficiency over time. The figures reported below represent our initial findings, and in future results may vary as the methodology and performance measures applied by the industry and by us evolve.

The information set forth below was recorded and calculated using Bluetracker One Fleet Performance software. This information is in respect of our wholly owned vessels and vessels in our joint ventures during the relevant period, except
Matuku
, for the twelve month periods ended December 31,2021.

58

	2021	2020
General
Fleet average age mid-period (years)	7.0	6.84
CO 2 Emissions generated during the period (metric tonnes)	318,733	312,488
Annual Efficiency Ratio for the period (grams CO 2 / deadweight ton-mile) (2)
All drybulk vessels	6.11	5.57
Handysize drybulk carriers	7.12	6.57
Supramax / ultramax drybulk carriers	5.09	4.56
Energy Efficiency Operational Indicator for the period (grams CO 2 / cargo ton-mile) (3)
All drybulk vessels	10.74	9.94
Handysize drybulk carriers	12.34	12.13
Supramax / ultramax drybulk carriers	9.07	7.88

(1)
Our emissions data is based on the reporting tools and information reasonably available to Grindrod Shipping and its applicable third-party technical managers. Grindrod Shipping assesses such data from time to time and may adjust and restate data to reflect latest information.

(2)
AER is reported in unit grams of CO
2
per deadweight ton-mile and is calculated by dividing (i) mass of fuel consumed by type, converted to equivalent mass CO
2
by (ii) the design deadweight tonnage of the vessel (in metric tons) multiplied by distance travelled, both laden and in ballast (in nautical miles).

(3)
EEOI is reported in unit grams of CO
2
per cargo ton-mile and is calculated by dividing (i) mass of fuel consumed by type, converted to equivalent mass of CO
2
by (ii) cargo carried (in metric tons) multiplied by laden voyage distance (in nautical miles). This calculation is performed as per IMO MEPC.1/Circ.684

 International Labour Organization

The International Labour Organization, or ILO, is a specialized agency of the UN with headquarters in Geneva, Switzerland. The ILO has adopted the Maritime Labor Convention 2006, or MLC 2006. A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance will be required to ensure compliance with the MLC 2006 for all vessels above 500 gross tons in international trade. The MLC 2006 came into force on August 20, 2013. Amendments to MLC were adopted in 2014 and 2016. We are in substantial compliance with MLC 2006.

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

Risk of Loss and Liability Insurance

The operation of any drybulk carrier includes risks such as mechanical and structural failure, hull damage, collision, property loss, cargo loss or damage, business interruption due to political circumstances in foreign countries, piracy, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental incidents, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon owners, operators and demise charterers of vessels trading in the United States exclusive economic zone for certain oil pollution incidents in the United States, has made liability insurance more expensive for vessel owners and operators trading in the United States market.

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

Hull and Machinery and War Risks Insurance

We maintain marine hull and machinery and war risks insurance, which will include the risk of actual or constructive total loss, for all of our owned vessels. We also maintain increased value coverage for our vessels. Under this increased value coverage, in the event of total loss of a vessel, we will be able to recover the sum insured under the increased value policy in addition to the sum insured under the hull and machinery policy. Increased value insurance also covers excess liabilities which are not recoverable under our hull and machinery policy by reason of under insurance. Each of our vessels is currently covered up to at least fair market value with deductibles of $162,500 per vessel per incident.

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

We may take advantage of these exemptions for foreign private issuers until such time as we are no longer a foreign private issuer. We are required to determine our status as a foreign private issuer on an annual basis at the end of our second fiscal quarter. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (1) the majority of our executive officers or directors are U.S. citizens or residents; (2) more than 50% of our assets are located in the United States; or (3) our business is administered principally in the United States. See “Item 3. Key Information—Risk Factors-Risks Relating to Our Ordinary Shares—Grindrod Shipping may lose its foreign private issuer status, which would then require it to comply with the Exchange Act’s domestic reporting regime and cause Grindrod Shipping to incur additional legal, accounting and other expenses.”

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

We were involved in a dispute with Her Majesty’s Revenue & Customs service of the United Kingdom, or HMRC, regarding a tax of 28% on a balancing charge against one of our subsidiaries. This tax relates to the purchase of the Torea vessel in December 2010 (which we subsequently sold in October 2017) following the vessel coming out of the U.K. tonnage tax regime earlier in the period. An adverse resolution of this dispute could have resulted in an additional tax liability to us of approximately $5.7 million plus interest on late paid tax. While defenses were available to us, a liability amount of $2.4 million was recorded in our consolidated financial statements. The HMRC issued a Closure Notice indicating that this tax was payable, which we appealed. On May 1, 2018, the HMRC upheld the Closure Notice. On May 22, 2018, we appealed to the Tax Tribunal in London and on October 31, 2018, we agreed on a statement of facts with HMRC. On November 13, 2019, the First-Tier Tribunal issued its decision on our appeal, finding in our favor. On January 8, 2020, HMRC made an application to the First-Tier Tribunal to appeal its decision and on February 6, 2020 the First-Tier Tribunal released its decision refusing HMRC’s application to appeal to it. On March 5, 2020, HMRC applied to the Upper Tribunal for permission to appeal the decision of the First-Tier Tribunal, and on March 11, 2020, the Upper Tribunal issued its decision granting the permission sought and we have opposed the appeal. The Upper Tribunal hearing took place on March 17, 2021 and on May 7, 2021 the United Kingdom Upper Tribunal found in our favor
.
HMRC decided not to appeal the decision which allowed us to release a provision of $2.4 million.

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

For a description of our Fleet, see “—History and Development of the Company” and “—Business Overview-Our Fleet” above.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following management’s discussion and analysis and results of operations and financial condition together with our consolidated financial statements, including the notes, and the other financial information appearing elsewhere in this annual report. Certain information contained in this discussion and analysis and elsewhere in this annual report includes forward-looking statements that involve risks and uncertainties. See “Cautionary Statement Regarding Forward-looking Statements” and “Item 3. Key Information
—
Risk Factors” for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in this annual report.

Overview

We are an international shipping company that owns, charters-in and operates a fleet of drybulk carriers and one tanker. We currently own all of our vessels but for a portion of the year some of our vessels were owned through partly owned subsidiaries. We currently operate one business primarily in the drybulk carriers business, which is further divided into handysize, supramax/ultramax, and other operating segments. Activities that do not relate to this business segment are accumulated in an “unallocated” segment. We historically operated a tanker business, which was further divided into medium range tankers, small tankers and other segments, however we completed the plan to discontinue the tanker business during December 2021 and have presented the tanker business as a discontinued operation. Prior period figures have been reclassified for the presentation of the tanker business as a discontinued operation

Our handysize and supramax/ultramax operating fleet consists of 24 owned drybulk carriers and seven long-term chartered-in drybulk carriers. We have 15 handysize drybulk carriers and 16 supramax/ultramax drybulk carriers in our operating fleet with sizes ranging from 28,240 dwt to 62,660 dwt. Our drybulk carriers transport a broad range of major and minor bulk and breakbulk commodities, including ores, coal, grains, forestry products, steel products and fertilizers, along worldwide shipping routes, and are currently employed in pools of similarly sized vessels or in the spot market.

With the sale of the two medium range tankers and one small tanker in 2021, our tanker operating fleet has been reduced to one owned tanker that is 50,140 dwt in size. Our tanker carries petroleum products, which include both clean products, such as petrol, diesel, jet fuel and naptha, and dirty products, such as heavy fuel oil. Our tanker does not carry crude oil. Our tanker is employed under a bareboat charter.

Recent Developments

Dividends

On February 16, 2022, the Company’s Board of Directors declared an interim quarterly cash dividend of $0.72 per ordinary share, paid on March 22, 2022, to all shareholders of record as of March 11, 2022 (the “Record Date”). As of February 16, 2022, there were 18,484,861 common shares of the Company outstanding (excluding treasury shares).

Components of Our Operating Results

Revenue.
Revenue includes vessel revenue, ship sale revenue, and other revenue. Vessel revenue consists of charter hire revenue and freight revenue. Charter hire revenue primarily relates to time charter contracts and freight revenue primarily relates to voyage charter contracts and historically in pool distributions (which consist of distributions to us of net earnings relating to our vessels in pools operated by third parties). Ship sale revenue includes ship sales as well as the sale of bunkers and other consumables relating to ships sold. Other revenue includes management fees and other revenue.

We generate revenue by charging customers for their use of our vessels or for the transportation by us of their drybulk cargoes. Historically, these services generally have been provided by operating our vessels in commercial pools, in the spot market, and on time charters. We also manage our charter rate risk and employment risk by using forward freight arrangements and entering into COAs.

The table below illustrates in general the primary distinctions among these different employment arrangements.

	Commercial Pool	Spot Market	Time Charters
Typical contract length	Varies	Varies	Varies
Charter hire rate basis (1)	Varies	Varies	Daily
Voyage expenses	Pool pays	We or customer pays	Customer pays
Vessel operating costs for owned vessels	We pay	We pay	We pay
Charter hire costs for vessels chartered-in by us	We pay	We pay	We pay
Off-hire (2)	Pool does not pay	Customer does not pay	Customer does not pay

(1)	“Charter hire rate” refers to the basic payment from the charterer for the use of the vessel under time charter.

(2)
“Off-hire” refers to the time a vessel is not available for service due primarily to scheduled and unscheduled repairs or drydockings. For time chartered-in vessels, we do not pay the charter hire cost when the vessel is off-hire. And for time chartered-out vessels, the charterer is not obliged to pay us the charter hire when the vessel is off-hire.

Cost of sales.
Cost of sales includes voyage expenses which represent the direct costs associated with operating a vessel between loading and discharge at the applicable ports and include pool distributions (which consist of net earnings payable to third-party and joint venture owners of vessels in previous years in the pools we manage), fuel expenses, port expenses, other expenses and freight forward agreements; vessel operating costs, which consist of crew expenses, repairs and maintenance, insurance, and other costs associated with the technical management of the Fleet; charter hire costs, which primarily relates to time charter contracts; depreciation of ships, drydocking and plant and equipment – owned assets; depreciation of ships and ship equipment – right-of-use assets; other expenses, which consist of container expenses, freight expenses, cargo handling, provision for onerous contracts, and other logistic purchases; and cost of ship sale, which consists of cost of sales on sale of ships classified as inventories and cost of sales on sale of bunkers and other consumables sold with a vessel.

Other operating (expense) income
. Other operating expense consisted primarily of foreign exchange loss, impairment loss on ships, impairments on intangibles and goodwill, impairment loss on right-of-use assets, impairment loss on the net assets of disposal groups, impairment loss on financial assets for expected credit losses and other operating expenses. Other operating income consists of reversals of impairment loss on ships, reversals of impairment loss on right-of-use assets, dividend income, profit on sale of business, gain on disposal of assets, foreign exchange gain and other income.

Administrative expense
. Administrative expense comprise general corporate overhead expenses, including personnel costs, property costs, audit fees, legal and professional fees, and other general administrative expenses. Personnel costs include, among other things, salaries and short- and long-term incentives, pension costs, fringe benefits, travel costs and health insurance.
Share of losses of joint ventures.
Share of losses of joint ventures relates to operating profits or losses attributable to our joint ventures. Our joint ventures, which include IVS Bulk for the period prior to February 14, 2020, are accounted for on an equity basis.

Interest income.
Interest income primarily relates to interest on loans to joint ventures; bank interests; and other interests.

Interest expense.
Interest expense primarily relates to interest on ship loans, interest on loans from related companies and interest on bank and non-bank loans and interest determined under IFRS 16 that relates to leases.

Income tax.
Income tax represents the sum of the tax currently payable, reversal of provisions for a tax related legal case and deferred tax. The tax currently payable is based on taxable profit for the year. Deferred tax is recognized on the differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable income.

Factors Affecting Our Results of Operations and Financial Condition

The principal factors which affect our results of operations and financial condition include:

•	strength of world economies, in particularly in China and the rest of the Asia-Pacific region;

•	the effects of the COVID-19 pandemic on our operations and the demand and trading patterns for both the drybulk and product tanker markets, and the duration of these effects;

•	cyclicality in the drybulk and tanker industries and volatility of charter rates which is impacted by supply and demand;

•	seasonality;

•	our ability to successfully compete in the drybulk markets and employ or procure the employment of our vessels at economically attractive rates;

•	changes in supply of drybulk vessels;

•	the duration of our charter contracts and market conditions when charters expire;

•	our decisions relating to vessel acquisitions and disposals and our ability to buy and sell vessels, and to charter-in vessels at prices we deem satisfactory;

•	the strength of and growth in the number of our customer relationships;

•	an increase in the price of bunker or other market-related increases to components of our costs of sales, including the costs associated with the IMO 2020 regulations limiting sulfur content in fuels;

•	depreciation on our vessels and potential impairment charges;

•
the amount of time and expense that we spend positioning our vessels and changes in trade routes for a variety of reasons, including as a result of additional trade tariffs imposed by China and the United States;

•	loss of operating days through accidents or other damage to our vessels, as well as a result of disruptions along our operating routes;

•	the failure of counterparties to fully perform their contracts with us;

•	the required maintenance capital expenditures relating to our vessels and other administrative expenses;

•	the amount of expense incurred, and time that our vessels spend, in drydock undergoing repairs;

•	the age, condition and specifications of our vessels;

•	the effective and efficient technical management of our vessels and our vessel operating costs;

•	our ability to satisfy the technical, health, safety and compliance standards of our customers;

•	our ability to access capital to finance our Fleet, including our ability to pay down our existing credit facilities if the fair market values of our vessels decline;

•	our level of debt and related interest expense;

•	fluctuations in interest rates, and foreign exchange rates, and the changes in the method pursuant to which the London Interbank Offered Rate and other benchmark rates are determined;

•	corruption, piracy, militant activities, political instability and terrorism in locations where we may operate;

•	losses or provisions for losses on uncollectible revenue;

•	the effectiveness of forward freight agreements, bunker swaps and other contracts we may enter into to manage our revenue and expenses and costs in unwinding them;

•	the cost and adequacy or otherwise of our insurance coverage;

•	fluctuations in foreign currency exchange rates; and

•	inflation.

Our consolidated financial statements and, unless otherwise indicated, other financial information concerning us included in this annual report, are presented in U.S. dollars. We have prepared our consolidated financial statements in accordance with IFRS as issued by the IASB. Our audited consolidated financial statements presented in this annual report represent the consolidated financial statements of the company as a separate publicly traded company on and subsequent to June 18, 2018.

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

Below is a reconciliation from TCE revenue to revenue
for the years ended December 31, 2021, 2020, and 2019.

	Year Ended December 31,
	2021			2020			2019
(In thousands of U.S. dollars)	Revenue	Voyage Expenses	TCE Revenue	Revenue	Voyage Expenses	TCE Revenue	Revenue	Voyage Expenses	TCE Revenue
Vessel revenue
Handysize	157,707	(27,235)	130,472	74,641	(30,995)	43,646	102,805	(53,449)	49,356
Supramax/ultramax	292,179	(69,600)	222,579	124,352	(48,547)	75,805	153,937	(74,286)	79,651
Other	5,372			5,463			5,182
Ship sale revenue	-			5,178			8,067
Other revenue	581			1,526			5,021
Adjustments (*)	-			(478)			(2,720)
Revenue	455,839			210,682			272,292

*
Vessel revenue earned and voyage expenses incurred by the joint-ventures are included within the operating segment information on a proportionate consolidation basis for the period the joint venture existed during the relevant period. Accordingly, joint-ventures’ proportionate financial information are adjusted out to reconcile to the consolidated financial statements.

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
Below is a reconciliation from long-term chartered-in costs to adjusted charter hire costs for the years ended December 31, 2021, 2020, and 2019.

	Year ended December 31,
	2021
(In thousands of U.S. dollars)	Charter hire costs	Lease payments on Ships	Adjusted charter hire costs	Long-term charter-in costs	Short- term charter- in costs	Adjusted charter hire costs

Handysize	11,755	-	11,755	-	11,755	11,755
Supramax/ultramax	63,626	36,791	100,417	34,072	66,345	100,417
	75,381	36,791	112,172			112,172

	Year ended December 31,
	2020
(In thousands of U.S. dollars)	Charter hire costs	Lease payments on Ships	Adjusted charter hire costs	Long-term charter-in costs	Short- term charter- in costs	Adjusted charter hire costs

Handysize	8,827	-	8,827	-	8,827	8,827
Supramax/ultramax	25,542	27,388	52,930	27,143	25,787	52,930
Discontinued operation	3,851	1,795	5,646	5,646	-	5,646
	38,220	29,183	67,403			67,403

	Year ended December 31,
	2019
(In thousands of U.S. dollars)	Charter hire costs	Lease payments on Ships	Adjusted charter hire costs	Long-term charter-in costs	Short- term charter- in costs	Adjusted charter hire costs

Handysize	15,162	-	15,162	-	15,162	15,162
Supramax/ultramax	41,393	26,953	68,346	29,738	38,608	68,346
Discontinued operation	5,581	5,585	11,166	11,166	-	11,166
Adjustments (*)	(468)	-	(468)	-	-	(468)
	61,668	32,538	94,206			94,206

*
Charter hire costs, Lease payments on Ships, Long-term charter-in costs and Short-term charter-in costs incurred by the joint ventures are included within the operating segment information on a proportionate consolidation basis. Accordingly, joint ventures’ proportionate financial information are adjusted out to reconcile to the consolidated financial statements.

EBITDA and Adjusted EBITDA.
EBITDA is defined as earnings before income tax benefit (expense), interest income, interest expense, share of losses of joint ventures and depreciation and amortization. Adjusted EBITDA is EBITDA adjusted to exclude the items set forth in the table below, which represent certain non-recurring, non-operating or other items that we believe are not indicative of the ongoing performance of our core operations.

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

The table below presents the reconciliation between EBITDA and Adjusted EBITDA to profit (loss) for the years ended December 31, 2021, 2020 and 2019:

	Year Ended December 31,
(In thousands of U.S. dollars)	2021	2020	2019
Profit (loss) for the period from continuing operations	$132,647	$(34,977)	$(27,085)
Adjusted for:
Income tax (benefit) expense	(118)	189	(400)
Interest income	(201)	(467)	(1,882)
Interest expense	12,298	15,106	8,052
Share of losses of joint ventures	31	2,476	1,873
Depreciation and amortization	61,919	47,808	36,257

EBITDA from continuing operations	$206,576	$30,135	$16,815

Adjusted for
(Reversal of) impairment loss recognized on ships	(3,557)	5,148	2,904
(Reversal of) impairment loss recognized on right-of-use assets	(1,046)	-	2,250
Impairment loss recognized on goodwill and intangibles	965	-	-
Share based compensation	3,330	1,847	3,156
Registration and offering related expenses	633	-	-

ADJUSTED EBITDA from continuing operations	$206,901	$37,130	$25,125

Adjusted net income (loss) and Adjusted Earnings (loss) per share
. Adjusted net income (loss) is defined as Profit (loss) for the period attributable to the owners of the Company adjusted for (reversal of) impairment loss recognized on ships, impairment loss recognized on goodwill and intangibles, reversal of impairment loss recognized on right-of-use assets, impairment loss on net disposal group, loss on disposal of business, share based compensation and non-recurring expenditure. Adjusted Earnings (loss) per share represents this figure divided by the weighted average number of ordinary shares outstanding for the period.

Adjusted net income (loss) is used by management for forecasting, making operational and strategic decisions, and evaluating current company performance. It is also one of the inputs used to calculate the variable amount that will be returned to shareholders in the form of quarterly dividends and/or share repurchases. Adjusted net income (loss) is not recognized by IFRS, and should not be considered in isolation or used as alternatives to profit (loss) for the period or any other indicator of our operating performance.

Our presentation of Adjusted net income (loss) is intended to supplement investors’ understanding of our operating performance by providing information regarding our ongoing performance that exclude items we believe do not directly affect our core operations and enhancing the comparability of our ongoing performance across periods. We consider Adjusted net income (loss) to be useful to management and investors because it eliminates items that are unrelated to the overall operating performance and that may vary significantly from period to period. Identifying these elements will facilitate comparison of our operating performance to the operating performance of our peers. The definitions of Adjusted net income (loss) used by us may not be comparable to similar measures used by other companies.

The table below presents the reconciliation between Adjusted net income (loss) to profit (loss) attributable to the owners of the Company for the years ended December 31, 2021, 2020 and 2019:

	Year Ended December 31,
(In thousands of U.S. dollars, other than per share data)	2021	2020	2019
Profit (loss) for the period attributable to owners of the Company for continuing operations	$122,090	$(32,672)	$(27,085)
Adjusted for:
(Reversal of) impairment loss recognized on ships	(3,557)	5,148	2,904
Impairment loss recognized on goodwill and intangibles	965	-	-
(Reversal of) impairment loss recognized on right-of-use assets	(1,046)	-	2,250
Share based compensation	3,330	1,847	3,156
Registration and offering related expenses	633	-	-

Adjusted net income (loss) for continuing operations	122,415	(25,677)	(18,775)

Weighted average number of shares on which profit/(loss) per share has been calculated	19,150,787	18,966,414	19,022,665
Effect of dilutive potential ordinary shares	861,168	-	-
Weighted average number of ordinary shares for the purpose of calculating diluted profit/(loss) per share	20,011,955	18,966,414	19,022,665

Basic profit (loss) per share for continuing operations	$6.38	$(1.72)	$(1.42)
Diluted profit (loss) per share for continuing operations	$6.10	$(1.72)	$(1.42)

Basic Adjusted earnings (loss) per share for continuing operations	$6.39	$(1.35)	$(0.94)
Diluted Adjusted earnings (loss) per share for continuing operations	$6.12	$(1.35)	$(0.94)

Headline earnings (loss) and Headline earnings (loss) per share.
The JSE requires that we calculate and publicly disclose Headline earnings (loss) per share and diluted Headline earnings (loss) per share. Headline earnings (loss) per share is calculated using net income which has been determined based on IFRS. Accordingly, this may differ to the Headline earnings (loss) per share calculation of other companies listed on the JSE because such companies may report their financial results under a different financial reporting framework such as U.S. GAAP.

Headline earnings (loss) for the period represents Profit (loss) for the period attributable to owners of the Company adjusted for the re-measurements that are more closely aligned to the operating or trading results as set forth below, and Headline earnings (loss) per share represents this figure divided by the weighted average number of ordinary shares outstanding for the period.

The table below presents a reconciliation between Headline earnings (loss) to profit (loss) for the years ended December 31, 2021, 2020 and 2019:

	Year ended December 31,
(In thousands of U.S. dollars, other than per share data)	2021	2020	2019
Profit (loss) for the period attributable to owners of the Company	$118,925	$(38,795)	$(43,487)
Adjusted for:
(Reversal of) impairment loss recognized on ships	(3,557)	16,282	16,995
(Reversal of) impairment loss recognized on right-of-use assets	(1,046)	-	2,250
Impairment loss recognized on goodwill and intangibles	965	-	3,179
Impairment loss recognized on assets of disposal group	2,551	576	-
Impairment loss recognized on office equipment, furniture and fittings and motor vehicles	1	138	-
Loss on disposals of business	26	-	-
Headline earnings (loss)	$117,865	$(21,799)	$(21,063)

Weighted average number of shares on which profit (loss) per share has been calculated	19,150,787	18,966,414	19,022,665
Effect of dilutive potential ordinary shares	861,168	-	-
Weighted average number of ordinary shares for the purpose of calculating diluted profit (loss) per share	20,011,955	18,966,414	19,022,665

Basic profit (loss) per share	$6.21	$(2.05)	$(2.29)
Diluted profit (loss) per share	$5.94	$(2.05)	$(2.29)

Basic headline earnings (loss) per share	$6.15	$(1.15)	$(1.11)
Diluted headline earnings (loss) per share	$5.89	$(1.15)	$(1.11)

Critical Accounting Policies and Estimates

Our consolidated financial statements and accompanying notes are prepared in accordance with IFRS. In many instances, the application of such principles requires management to make estimates or to apply subjective principles to particular facts and circumstances.

Critical accounting policies are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions.
Described below are our critical accounting policies and estimates where we believe that had we made different estimations, judgments or interpretations from the ones we made, would have yielded the most significant differences in our consolidated financial statements.

See Note 2 to the consolidated financial statements for a summary of all of our significant accounting policies.

Vessels and depreciation

Owned vessels are measured at cost less accumulated depreciation and adjusted for any accumulated impairment losses or reversals of such losses. Cost comprises acquisition cost and costs directly related to the acquisition up until the time when the asset is ready for use, including interest expense incurred to finance the vessel during that period. The market average useful life of a vessel is estimated to range from 25 to 30 years at which point it would usually be scrapped. Our strategy is to maintain a young fleet compared to the market average. For accounting purposes, we estimate useful life as 15 years from date of delivery for new vessels. Vessels are depreciated on a straight-line basis to an estimated residual value over their useful life.

An increase in the useful life of the vessel or in its residual value would have the effect of decreasing the annual depreciation charge and, in the case of an increased useful life, extending it into later periods. A decrease in the useful life of the vessel or in its residual value would have the effect of increasing the annual depreciation charge.

The carrying value of our vessels will not necessarily represent the fair market value of such vessels or the amount we could obtain if we were to sell any of our vessels. Pursuant to our bank credit facilities, prior to drawdown of loans under the credit facilities we submit to the lenders open-market, individual, charter-free valuations of the vessels collateralizing the relevant facility. Thereafter, we will regularly submit to the lenders valuations of our vessels done on the same basis in order to evidence our compliance with the collateral maintenance covenants under our bank credit facilities. We also obtain such valuations each quarter on all 100% owned vessels, joint venture owned vessels and all chartered-in vessels where there is a purchase option in our Fleet. These valuations as well as the valuations for the purposes of the bank credit facilities, are performed by an independent valuator not connected with the group, who has appropriate qualifications and relevant experience in the valuation of the vessels in the relevant sectors. We have received valuations on all 100% owned vessels, joint venture owned vessels and all chartered-in vessels where we have purchase options in our Fleet as of December 31, 2021.

The valuations of our vessels can vary depending on the shipyards where they were built and the dates of delivery.

Impairment and reversals of impairment of Vessels (including owned and right-of-use)

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

Although we believe that the assumptions used to evaluate potential impairment and reversals thereof are reasonable and appropriate, such assumptions are highly subjective. There can be no assurance as to how long long-term charter rates and vessel values (for owned vessels) will remain at their current levels, whether they will improve by any significant degree, or whether they will achieve the forecast charter rates estimated in the value in use calculations. Charter rates may remain at depressed levels for some time, which could adversely affect our revenue and profitability, and future assessments of vessel impairment.

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

As of December 31, 2021, a change to the following estimate used in management’s assessment would result in the recoverable amount of each vessels being below the carrying amount of the vessel (on the basis that each of the other key assumptions remain unchanged):

Drybulk Carriers: 0.0% to 20.83% decrease to the charter rate or 0.0% to 66.57% increase to the discount rate

Based on our impairment analysis, a reversal of impairment loss on our ships of $4.6 million was recognized in “other operating (expense) income” for the year ended December 31, 2021. The impairment loss was largely due to the improved charter rates and vessel values as a result of the fiscal stimulus of global economies causing a demand for commodities and the disruptions and delays experienced in the ports.

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

Included in the charter hire revenue is the revenue that we earned from pool arrangements. For IVS Handysize Pool and IVS Supramax Pool, we recognize total gross revenue earned by the pools as we are principal to the arrangements and correspondingly, we also recognizes the share of third party vessel owners’ net earnings of the pool in the voyage expenses in the period incurred. For third party pool arrangements that our vessels participate in in prior years, we recognize revenue based on its portion of the net distributions reported by the relevant pool, which represents the net voyage revenue of the pool after voyage expenses and pool manager fees.

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

Management fees

We also generate revenue from the management and operation of vessels owned by third parties and in previous years by equity-accounted investees as well as providing corporate management services to such entities. The performance obligations within these contracts will typically consist of crewing, technical management, insurance and potentially commercial management. The performance obligations are satisfied concurrently and consecutively rendered over the duration of the management contract, as measured using the time that has elapsed from commencement of performance. Consideration for such contracts will generally consist of a fixed monthly management fee, plus the reimbursement of crewing and other costs for vessels being managed. Management fees are typically invoiced monthly.

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

Leases

Right-of-use assets are measured at cost less accumulated depreciation and adjusted for impairment losses and reversals of such losses. Depreciation of right-of-use assets commences at the start of the lease and they are depreciated over the shorter period of lease term and useful life of the underlying asset. The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made.

For leases with extension options, we exercised our judgement by considering the circumstances that would create an economic incentive to exercise such options. This is assessed on an ongoing basis and the extension options are only included in the lease term if the lease is reasonably certain to be exercised. At December 31, 2021, we have not recognized $64.5 million of lease liabilities because it is not reasonably certain that the leases will be extended.

Results of Operations

Year Ended December 31, 2021 Compared to the Year Ended December 31, 2020

Certain financial data on a consolidated basis and for our key segments was as follows for the years ended December 31, 2021 and 2020. This information was derived from our consolidated financial statements for the respective periods.

Consolidated Results of Operations

	Year Ended December 31,
(In thousands of U.S. dollars)	2021	2020
Continuing operations
Revenue	$455,839	$210,682
Cost of sales
Voyage expenses	(96,964)	(81,840)
Vessel operating costs	(43,958)	(37,968)
Charter hire costs	(75,381)	(34,369)
Depreciation of ships, drydocking and plant and equipment - owned assets	(25,866)	(22,003)
Depreciation of ships and ship equipment – right-of-use assets	(34,898)	(24,674)
Other expenses	(1,875)	(398)
Cost of ship sale	-	(5,375)
Gross profit	176,897	4,055
Other operating income (expense)	3,849	(293)
Administrative expense	(36,089)	(21,435)
Share of losses of joint ventures	(31)	(2,476)
Interest income	201	467
Interest expense	(12,298)	(15,106)
Profit (loss) before taxation	132,529	(34,788)
Income tax benefit (expense)	118	(189)
Profit (loss) for the year from continuing operations	$132,647	$(34,977)

Discontinued operation
Loss for the year from discontinued operation	(3,165)	(6,123)
Profit (loss) for the year	129,482	(41,100)

Segment Results of Operations
(*)

	Year Ended December 31,
(In thousands of U.S. dollars)	2021	2020
Drybulk Carriers Business
Handysize Segment
Revenue	$158,210	$84,519
Cost of Sales	(84,231)	(90,453)
Gross profit (loss)	73,979	(5,934)
Supramax/ultramax Segment
Revenue	$292,257	$124,672
Cost of Sales	(195,811)	(121,284)
Gross profit (loss)	96,446	3,388

*
Segment results of operations include the impact of the proportionate share of joint ventures, which differs from the statements of profit or loss in our consolidated financial statements which account for our investments in joint ventures under the equity method.

Set forth below are selected historical and statistical data of our operating fleet for the years ended December 31, 2021 and 2020 that we believe may be useful in better understanding our operating fleet’s financial position and results of operations
(1)
.

	Year Ended December 31,
	2021	2020
Drybulk Carriers Business
Handysize Segment
Calendar days (2)	6,375	6,882
Available days (3)	6,239	6,713
Operating days (4)	6,115	6,584
Owned fleet operating days (5)	5,215	5,354
Long-term charter-in days (6)	-	-
Short-term charter-in days (7)	900	1,230
Fleet utilization (8)	98.0%	98.1%
TCE per day (9)	$21,336	$6,629
Vessel operating costs per day (10)	$5,670	$5,030
Long-term charter in costs per day (11)	$-	$-
Supramax/ultramax Segment
Calendar days (2)	9,652	7,787
Available days (3)	9,555	7,736
Operating days (4)	9,428	7,526
Owned fleet operating days (5)	2,943	2,514
Long-term charter-in days (6)	2,674	2,261
Short-term charter-in days (7)	3,812	2,751
Fleet utilization (8)	98.7%	97.3%
TCE per day (9)	$23,608	$10,072
Vessel operating costs per day (10)	$5,223	$5,073
Long-term charter in costs per day (11)	$12,742	$12,005

78

(1)
Segment results of operations include the proportionate share of joint ventures, which differs from the statements of profit or loss in our consolidated financial statements which account for our investments in joint ventures under the equity method.

(2)
Calendar days
: total calendar days the vessels were in our possession for the relevant period. Comparability of the calendar days are affected by the consolidation of the IVS Bulk vessels since February 2020.

(3)
Available days
: total number of calendar days a vessel is in our possession for the relevant period after subtracting off-hire days for scheduled drydocking and special surveys. We use available days to measure the number of days in a relevant period during which vessels should be available for generating revenue. Comparability of the available days are affected by the consolidation of the IVS Bulk vessels since February 2020.

(4)
Operating days
: the number of available days in the relevant period a vessel is controlled by us after subtracting the aggregate number of days that the vessel is off-hire due to a reason other than scheduled drydocking and special surveys, including unforeseen circumstances. We use operating days to measure the aggregate number of days in a relevant period during which vessels are actually available to generate revenue. Comparability of the operating days are affected by the consolidation of the IVS Bulk vessels since February 2020.

(5)	Owned fleet operating days : the number of operating days in which our owned fleet is operating for the relevant period.

(6)
Long-term charter-in days
: the number of operating days for which our long-term charter-in fleet is operating for the relevant period. We regard chartered-in vessels as long-term charters if the period of the charter that we initially commit to is 12 months or more. Once we have included such chartered-in vessels in our Fleet, we will continue to regard them as part of our Fleet until the end of their chartered-in period, including any period that the charter has been extended under an option, even if at a given time the remaining period of their charter may be less than 12 months.

(7)	Short-term charter-in days : the number of operating days for which we have chartered-in third party vessels for durations of less than one year for the relevant period.

(8)
Fleet utilization
: the percentage of time that vessels are available for generating revenue, determined by dividing the number of operating days during a relevant period by the number of available days during that period. We use fleet utilization to measure a company’s efficiency in technically managing its vessels.

(9)
TCE per day
: vessel revenue less voyage expenses during a relevant period divided by the number of operating days during the period. The number of operating days used to calculate TCE revenue per day includes the proportionate share of our joint ventures’ operating days and includes charter-in days. See “
—
Non-GAAP Financial Measures” above for a discussion of TCE revenue and a reconciliation of TCE revenue to revenue.

(10)
Vessel operating costs per day
: vessel operating costs per day represents vessel operating costs divided by the number of calendar days for owned vessels. The vessel operating costs and the number of calendar days used to calculate vessel operating costs per day includes the proportionate share of our joint ventures’ vessel operating costs and calendar days and excludes charter-in costs and charter-in days. See “
—
Non-GAAP Financial Measures” above for a discussion of vessel operating costs per day.

(11)
Long-term charter-in costs per day
: charter costs associated with long-term charter-in vessels divided by long-term charter-in days for the relevant period. See “
—
Non-GAAP Financial Measures” above for a discussion of long-term charter-in costs and its reconciliation to adjusted charter hire costs. That discussion also shows an analysis of adjusted charter hire costs split between long-term charter-in costs and short-term charter-in costs.

We completed the plan to discontinue the medium range and small tanker segments during December 2021 and have presented the tanker business as a discontinued operation. We are now focused on the drybulk business which is presented as the continuing operations. Prior period figures have been reclassified to represent the change in our strategy.

Continuing Operations

Revenue.
Revenue increased by $245.1 million, or approximately 116.3%, from $210.7 million for the year ended December 31, 2020 to $455.8 million for the year ended December 31, 2021. The increase in revenue was primarily due to an increase in spot rates in the drybulk market, partially offset by a decrease in ship sale revenue. The largest component of revenue is vessel revenue. Vessel revenue increased by $251.3 million, or approximately 123.2%, from $204.0 million for the year ended December 31, 2020 to $455.3 million for the year ended December 31, 2021, respectively. The increase in vessel revenue was primarily due to an increase in the demand for dry bulk tonnage as a result of the global fiscal stimulus that created demand for commodities and, together with delays and port disruptions, positively impacted the spot rates in the drybulk market.

Drybulk Business Revenue and Vessel Revenue

In the drybulk business, our handysize total revenue increased by $73.7 million, or approximately 87.2%, from $84.5 million for the year ended December 31, 2020 to $158.2 million for the year ended December 31, 2021. The handysize business experienced an increase in the spot rates due to the increase in the demand for drybulk tonnage, partially offset by the decrease in ship sale revenue and a decrease in the number of short-term operating days. The supramax/ultramax total revenue increased by $167.6 million, or approximately 134.4%, from $124.7 million for the year ended December 31, 2020 to $292.3 million for the year ended December 31, 2021. The increase in the supramax/ultramax total revenue was primarily due to an increase in the spot rates in 2021 due to an increase in the demand for drybulk tonnage as well as an increase in the operating days due to the delivery of two long-term chartered-in vessels in the last quarter of 2020 and a number of short-term chartered-in vessels with extension options that were chartered-in part way through 2020 at rates below the spot market.

Our handysize vessel revenue increased by $83.1 million, or approximately 111.4%, from $74.6 million for the year ended December 31, 2020 to $157.7 million for the year ended December 31, 2021. The increase in 2021 was primarily due to the same reasons set forth in the above paragraph. Our supramax/ultramax vessel revenue increased by $167.8 million, or approximately 134.9%, from $124.4 million for the year ended December 31, 2020 to $292.2 million for the year ended December 31, 2021. The increase in 2021 was primarily due to the same reasons set forth in the above paragraph.

Drybulk Business TCE Revenue

Handysize TCE per day increased by $14,707 per day, or approximately 221.9%, from $6,629 per day for the year ended December 31, 2020 to $21,336 per day for the year ended December 31, 2021 primarily due to an increase in the handysize spot market rates.

Supramax/ultramax TCE per day increased by $13,536 per day, or approximately 134.4%, from $10,072 per day for the year ended December 31, 2020 to $23,608 per day for the year ended December 31, 2021 primarily due to an increase in the supramax/ultramax spot market rates.

Global lockdowns due to the COVID-19 pandemic and the resultant decline in the demand for dry bulk tonnage negatively impacted the drybulk spot market during the year ended December 31, 2020. To revive the economy, governments provided fiscal and monetary stimulus programs that created a demand for commodities and therefore drybulk tonnage. Together with the port disruptions that affected the available tonnage this resulted in significantly higher spot rates in the drybulk markets during the year ended December 31, 2021.

Cost of sales.
Total cost of sales increased by $72.3 million, or approximately 35.0%, from $206.6 million for the year ended December 31, 2020 to $278.9 million for the year ended December 31, 2021. The largest component of cost of sales is voyage expenses, which increased by $15.2 million from $81.8 million for the year ended December 31, 2020 to $97.0 million for the year ended December 31, 2021. This increase in voyage expenses was primarily due to increased pool distributions to third party pool participants in 2021 due to higher spot rate earnings and an increase in fuel costs. Fuel costs were low in 2020 due to reduced demand during the global pandemic but increased significantly in 2021 due to supply constraints. The effect of the increase in fuel costs was partially offset by a decreasing number of freight voyages in 2021 thus reducing the quantity of fuel used. Charter hire costs increased by $41.0 million from $34.4 million for the year ended December 31, 2020 to $75.4 million for the year ended December 31, 2021. This increase was due to the additional number of short-term vessels chartered-in at the end of 2020 for periods of 11 to 12 months with extension options and the higher spot rate for short-term chartered-in dry bulk vessels. Vessel operating costs increased by $6.0 million from $38.0 million in the year to December 31, 2020 to $44.0 million in the year to December 31, 2021. The increase was primarily due to the increased number of supramax/ultramax operating days, partially offset by the reduced number of owned handysize operating days and additional costs incurred for repairs and crew repatriation costs as described in the paragraphs below. Depreciation of ships, dry-docking and plant and equipment – owned assets increased by $3.9 million from $22.0 million in the year to December 31, 2020 to $25.9 million in the year to December 31, 2021. The main reason for this increase was the acquisition of a supramax vessel in 2021 and the reversal of an impairment loss on a handysize vessel in 2021, partially offset by the sale of a handysize vessel towards the end of 2020. Depreciation of ships and ship equipment – right-of-use assets increased by $10.2 million from $24.7 million in the year to December 31, 2020 to $34.9 million in the year to December 31, 2021. The main reason for this increase was due to the delivery of the two long-term chartered-in vessels at the end of 2020 and an extension of a short-term lease that resulted in the capitalisation of the charter contract. Other expenses increased by $1.5 million from $0.4 million in the year to December 31, 2020 to $1.9 million in the year to December 31, 2021. Cost of ship sale decreased by $5.4 million from $5.4 million in the year to December 31, 2020 to $0 million in the year to December 31, 2021. This decrease is due to no drybulk vessels sales in 2021 compared to the sale of a handysize drybulk carrier in 2020.

Drybulk Business Cost of Sales

In the drybulk business, our handysize segment cost of sales decreased by $6.3 million, or approximately 7.0%, from $90.5 million for the year ended December 31, 2020 to $84.2 million for the year ended December 31, 2021. This decrease was primarily due to the sale of a wholly owned handysize vessel and a handysize vessel that was owned through a joint venture in 2020 compared to no ship sales in 2021 and decreased voyage expenses, which was partially offset by increased charter costs, depreciation of owned vessels and rising operating expenses as described below. Our handysize segment voyage expenses decreased by $3.8 million, or approximately 12.3%, from $31.0 million for the year ended December 31, 2020 to $27.2 million for the year ended December 31, 2021. This decrease was primarily due to a decrease in the number of voyages and a decrease in the pool distributions to third party pool participants in our handysize pool due to a decrease in the number of third party participants, partially offset by an increase in the value of the distribution 2021 due to higher earnings. The charter hire costs in the handysize segment increased by $3.0 million, or approximately 34.1%, from $8.8 million for the year ended December 31, 2020 to $11.8 million for the year ended December 31, 2021. The charter-in cost per day was higher in 2021 due to increased global demand for drybulk tonnage. Our handysize vessel operating costs increased by $2.6 million, or approximately 9.2%, from $28.4 million for the year ended December 31, 2020 to $31.0 million for the year ended December 31, 2021. The increase was primarily due to increasing repair costs for some of the aging handyize vessels and increased crew repatriation costs due to COVID-19 travel restrictions, quarantine requirements and related costs, partially offset by the reduced number of owned vessels as a result of the sale of a vessel in 2020.

Our supramax/ultramax segment cost of sales increased by $74.5 million, or approximately 61.4%, from $121.3 million for the year ended December 31, 2020 to $195.8 million for the year ended December 31, 2021. This increase was primarily due to higher spot rates for short-term chartered-in vessels, an increase in depreciation of owned vessels due to the acquisition of a vessel, increased depreciation on right-of-use assets due to the extension and capitalisation of certain short-term charters and higher operating costs and voyage costs as described below. Our supramax/ultramax segment voyage expenses increased by $21.1 million, or approximately 43.5%, from $48.5 million for the year ended December 31, 2020 to $69.6 million for the year ended December 31, 2021. This increase was primarily due to a higher number of operating days available from the short-term vessels and therefore a higher number of voyages in 2021. The charter hire costs in the supramax/ultramax segment increased by $38.1 million, or approximately 149.4%, from $25.5 million for the year ended December 31, 2020 to $63.6 million for the year ended December 31, 2021. The increase was due to a higher number of short- term charter-in days in 2021 at a higher charter-in cost per day due to increased global demand for drybulk tonnage. Our supramax/ultramax vessel operating costs increased by $2.2 million, or approximately 16.2%, from $13.6 million for the year ended December 31, 2020 to $15.8 million for the year ended December 31, 2021. The increase was primarily due to the acquisition of a vessel in 2021 and increased crew repatriation costs due to COVID-19 travel restrictions, quarantine requirements and related costs.

Drybulk Business Vessel Operating Costs Per Day

Handysize vessel operating costs per day increased by $640, or approximately 12.7%, from $5,030 per day for the year ended December 31, 2020 to $5,670 per day for the year ended December 31, 2021.

Supramax/ultramax vessel operating costs per day increased by $150, or approximately 3.0%, from $5,073 per day for the year ended December 31, 2020 to $5,223 per day for the year ended December 31, 2021.

These increases were primarily due to increased crew repatriation costs partly as a result of COVID-19 travel restrictions, quarantine requirements and related costs partially offset by the repair costs on a small number of vessels in 2020 arising from the change over from high sulphur fuel to low sulphur fuel.

In the first half of 2020, employment contracts for crew were extended to protect the crew from exposure to COVID-19 and to continue the operation of the vessels. This resulted in temporary cost savings on the crew repatriation. These savings were reversed in the second half of 2020 as the costs of flights increased, vessels were deviated to facilitate repatriation of existing crew and collect replacement crew from accessible ports, additional costs of COVID-19 testing were incurred and cost for the purchase of personal protective equipment were incurred. During 2021, the effects of the pandemic continued to have a negative impact on crew repatriation as we experienced fluctuating and costly quarantine, vaccination and testing requirements and limited, expensive flights for necessary crew repatriation. In addition, logistics for supplying spares to vessels and the lack of availability of the spares required our technical department to hold increased quantities of stock on board the vessels.

Gross profit.
Gross profit increased by $172.8 million, or 4,214.6%, from $4.1 million for the year ended December 31, 2020 to $176.9 million for the year ended December 31, 2021 primarily for the reasons described above.

Other operating income (expense).
Other operating income (expense) increased by $4.1 million from an expense of $0.3 million recorded in the year ended December 31, 2021 to $3.8 million recorded in the year ended December 31, 2021. In the year ended December 31, 2021, we recorded the reversal of impairment losses on vessels of $3.6 million, the reversal of impairment losses on right-of-use ships of $1.0 million and an impairment loss on goodwill and intangibles of $1.0 million. For the year ended December 31, 2020, we recorded impairment losses on vessel of $5.1 million. We recorded a foreign exchange gain of $4.9 million and for the year ended December 31, 2020 and we incurred a foreign exchange gain of $0.1 million for the year ended December 31, 2021 as a result of unrealized and realized revaluations of foreign currency bank balances, vendor balances and customer balances at period end.

Administrative expense.
Administrative expense increased by $14.7 million, or approximately 68.7%, from $21.4 million for the year ended December 31, 2020 to $36.1 million for the year ended December 31, 2021 primarily due to higher staff incentive costs following the increase in profit and increased legal, professional and insurance costs.

Share of losses of joint ventures.
Share of losses of joint ventures decreased from a loss of $2.5 million for the year ended December 31, 2020 to $0 million for the year ended December 31, 2021. Following the consolidation of IVS Bulk in February 2020 and the sale of the
IVS Triview
in November 2020, we no longer have any vessels in unconsolidated joint venture structures. Our drybulk joint ventures were impacted by lower spot market rates in 2020.

Interest income.
Interest income decreased by $0.3 million from $0.5 million for the year ended December 31, 2020 to $0.2 million for the year ended December 31, 2021. Interest on loans to our joint ventures decreased for the 12 months ended December 31, 2021 due to loan repayments by joint ventures in the period ended December 31, 2020.

Interest expense.
Interest expense decreased by $2.8 million from $15.1 million for the year ended December 31, 2020 to $12.3 million for the year ended December 31, 2021, primarily due to the repayment of the $35.8 million senior secured credit facility used to fund the acquisition of IVS Bulk which incurred interest at a relatively higher interest rate and the repayment of loans on the sale of vessels, partially offset by the marginal increase in LIBOR. Interest expense on bank loans decreased by $0.9 million from $7.1 million for the year ended December 31, 2020 to $6.2 million for the year ended December 31, 2021. Interest expense on bank loans reflect the payment of interest on debt that principally funds our vessels. Our bank loans outstanding decreased from $278.4 million as at December 31, 2020 to $245.7 million as at December 31, 2021 primary due to quarterly repayments and repayment due to ship sales. The weighted average effective interest rate on our outstanding debt increased marginally from 3.71% in 2020 to 3.82% in 2021. The increase in the weighted average effective interest rate was primarily due to the increase in LIBOR as a consequence of the rising inflation.

Income tax benefit (expense).
Income tax benefit (expense) for the year remained flat at and expense of $0.2 million for the year ended December 31, 2020 and a benefit of $0.1 million for the year ended December 31, 2021.

Profit (loss) for the year on continuing operations.
Our profit for the year ended December 31, 2020 increased to $132.6 million from a loss of $35.0 million for the year ended December 31, 2020 for the same reasons set forth above.

Discontinued Operation

Loss for the year on discontinued operation.
Our loss for the year ended December 31, 2021 was $3.2 million compared to a loss of $6.1 million for the year ended December 31, 2020, primarily due to the impairment losses recognized on tankers of $11.1 million for the year ended December 31, 2020 compared to impairment losses recognized on the net disposal group of $2.6 million offset by a tax benefit of $2.7 million recognized on a previously reported legal case that was settled in our favor for the year ended December 31, 2021.

Continuing and Discontinued Operations

Profit (loss) for the year.
Our loss for the year ended December 31, 2021 increased to a profit of $129.5 million from a loss of $41.1 million for the year ended December 31, 2020 for the same reasons set forth above.

Year Ended December 31, 2020 Compared to the Year Ended December 31, 2019

Certain financial data on a consolidated basis and for our key segments was as follows for the years ended December 31, 2020 and 2019. This information was derived from our consolidated financial statements for the respective periods.

Consolidated Results of Operations

	Year Ended December 31,
(In thousands of U.S. dollars)	2020	2019
Continuing operations
Revenue	$210,682	$272,292
Cost of sales
Voyage expenses	(81,840)	(141,445)
Vessel operating costs	(37,968)	(19,518)
Charter hire costs	(34,369)	(56,087)
Depreciation of ships, drydocking and plant and equipment - owned assets	(22,003)	(10,735)
Depreciation of ships and ship equipment – right-of-use assets	(24,674)	(25,004)
Other expenses	(398)	(239)
Cost of ship sale	(5,375)	(8,280)
Gross profit	4,055	10,984
Other operating expense	(293)	(6,524)
Administrative expense	(21,435)	(23,902)
Share of losses of joint ventures	(2,476)	(1,873)
Interest income	467	1,882
Interest expense	(15,106)	(8,052)
Loss before taxation	(34,788)	(27,485)
Income tax (expense) benefit	(189)	400
Loss for the year	$(34,977)	$(27,085)

Discontinued operation
Loss for the year from discontinued operation	(6,123)	(16,402)
Loss for the year	(41,100)	(43,487)

Segment Results of Operations
(*)

	Year Ended December 31,
(In thousands of U.S. dollars)	2020	2019
Drybulk Carriers Business
Handysize Segment
Revenue	$84,519	$112,232
Cost of Sales	$(90,453)	$(111,454)
Gross (loss) profit	(5,934)	778
Supramax/ultramax Segment
Revenue	$124,672	$155,155
Cost of Sales	$(121,284)	$(148,671)
Gross profit	3,388	6,484

*
Segment results of operations include the impact of the proportionate share of joint ventures, which differs from the statements of profit or loss in our consolidated financial statements which account for our investments in joint ventures under the equity method.

Set forth below are selected historical and statistical data of our operating fleet for the years ended December 31, 2020 and 2019 that we believe may be useful in better understanding our operating fleet’s financial position and results of operations
(1)
.

	Year Ended December 31,
	2020	2019
Drybulk Carriers Business
Handysize Segment
Calendar days (2)	6,882	6,495
Available days (3)	6,713	6,405
Operating days (4)	6,584	6,352
Owned fleet operating days (5)	5,354	4,546
Long-term charter-in days (6)	-	-
Short-term charter-in days (7)	1,230	1,806
Fleet utilization (8)	98.1%	99.2%
TCE per day (9)	$6,629	$7,770
Vessel operating costs per day (10)	$5,030	$5,040
Long-term charter in costs per day (11)	-	$-
Supramax/ultramax Segment
Calendar days (2)	7,787	6,670
Available days (3)	7,736	6,626
Operating days (4)	7,526	6,601
Owned fleet operating days (5)	2,514	959
Long-term charter-in days (6)	2,261	2,351
Short-term charter-in days (7)	2,751	3,291
Fleet utilization (8)	97.3%	99.6%
TCE per day (9)	$10,072	$12,067
Vessel operating costs per day (10)	$5,073	$4,545
Long-term charter in costs per day (11)	$12,005	$12,650

85

(1)
Segment results of operations include the proportionate share of joint ventures, which differs from the statements of profit or loss in our consolidated financial statements which account for our investments in joint ventures under the equity method.

(2)
Calendar days
: total calendar days the vessels were in our possession for the relevant period. Comparability of the calendar days are affected by the consolidation of the IVS Bulk vessels since February 2020.

(3)
Available days
: total number of calendar days a vessel is in our possession for the relevant period after subtracting off-hire days for scheduled drydocking and special surveys. We use available days to measure the number of days in a relevant period during which vessels should be available for generating revenue. Comparability of the available days are affected by the consolidation of the IVS Bulk vessels since February 2020.

(4)
Operating days
: the number of available days in the relevant period a vessel is controlled by us after subtracting the aggregate number of days that the vessel is off-hire due to a reason other than scheduled drydocking and special surveys, including unforeseen circumstances. We use operating days to measure the aggregate number of days in a relevant period during which vessels are actually available to generate revenue. Comparability of the operating days are affected by the consolidation of the IVS Bulk vessels since February 2020.

(5)	Owned fleet operating days : the number of operating days in which our owned fleet is operating for the relevant period.

(6)
Long-term charter-in days
: the number of operating days for which our long-term charter-in fleet is operating for the relevant period. We regard chartered-in vessels as long-term charters if the period of the charter that we initially commit to is 12 months or more. Once we have included such chartered-in vessels in our Fleet, we will continue to regard them as part of our Fleet until the end of their chartered-in period, including any period that the charter has been extended under an option, even if at a given time the remaining period of their charter may be less than 12 months.

(7)	Short-term charter-in days : the number of operating days for which we have chartered-in third party vessels for durations of less than one year for the relevant period.

(8)
Fleet utilization
: the percentage of time that vessels are available for generating revenue, determined by dividing the number of operating days during a relevant period by the number of available days during that period. We use fleet utilization to measure a company’s efficiency in technically managing its vessels.

(9)
TCE per day
: vessel revenue less voyage expenses during a relevant period divided by the number of operating days during the period. The number of operating days used to calculate TCE revenue per day includes the proportionate share of our joint ventures’ operating days and includes charter-in days. See “
—
Non-GAAP Financial Measures” above for a discussion of TCE revenue and a reconciliation of TCE revenue to revenue.

(10)
Vessel operating costs per day
: vessel operating costs per day represents vessel operating costs divided by the number of calendar days for owned vessels. The vessel operating costs and the number of calendar days used to calculate vessel operating costs per day includes the proportionate share of our joint ventures’ vessel operating costs and calendar days and excludes charter-in costs and charter-in days. See “
—
Non-GAAP Financial Measures” above for a discussion of vessel operating costs per day.

(11)
Long-term charter-in costs per day
: charter costs associated with long-term charter-in vessels divided by long-term charter-in days for the relevant period. See “
—
Non-GAAP Financial Measures” above for a discussion of long-term charter-in costs and its reconciliation to adjusted charter hire costs. That discussion also shows an analysis of adjusted charter hire costs split between long-term charter-in costs and short-term charter-in costs.

We completed the plan to discontinue the medium range and small tanker segments during December 2021 and have presented the tanker business as a discontinued operation. We are now focused on the drybulk business which is presented as the continuing operations. Prior period figures have been reclassified to represent the change in our strategy.

Continuing Operations

Revenue.
Revenue decreased by $61.6 million, or approximately 22.6%, from $272.3 million for the year ended December 31, 2019 to $210.7 million for the year ended December 31, 2020. The decrease in revenue was primarily due to a decrease in spot rates in the drybulk market and decrease in ship sale revenue. The largest component of revenue is vessel revenue. Vessel revenue decreased by $55.2 million, or approximately 21.3%, from $259.2 million for the year ended December 31, 2019 to $204.0 million for the year ended December 31, 2020, respectively. The decrease in vessel revenue was primarily due to a decline in the demand for dry bulk tonnage as a result of the COVID-19 pandemic, which negatively impacted the spot rates in the drybulk market.

Drybulk Business Revenue and Vessel Revenue

In the drybulk business, our handysize total revenue decreased by $27.7 million, or approximately 24.7%, from $112.2 million for the year ended December 31, 2019 to $84.5 million for the year ended December 31, 2020. The handysize business experienced a decrease in the spot rates due to the impact of the COVID-19 pandemic on the demand for drybulk tonnage, partially offset by the increase in ship sale revenue. The supramax/ultramax total revenue decreased by $30.5 million, or approximately 19.7%, from $155.2 million for the year ended December 31, 2019 to $124.7 million for the year ended December 31, 2020. The decrease in the supramax/ultramax total revenue was primarily due to a decrease in the spot rates in 2020 as a consequence of the COVID-19 pandemic, partially offset by an increase in operating days as a result of the delivery of two long-term chartered-in vessels in 2020 and the delivery of a long-term chartered-in vessel and two owned vessels in 2019.

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

Cost of sales.
Total cost of sales decreased by $54.7 million, or approximately 20.9%, from $261.3 million for the year ended December 31, 2019 to $206.6 million for the year ended December 31, 2020. The largest component of cost of sales is voyage expenses, which decreased by $59.6 million from $141.4 million for the year ended December 31, 2019 to $81.8 million for the year ended December 31, 2020. This decrease in voyage expenses was primarily due to the decrease in pool distributions to third party pool participants and a decrease in fuel costs. The decrease in pool distributions was due to the additional acquisition and subsequent consolidation of IVS Bulk. Fuel costs declined significantly in the first quarter of 2020 as the COVID-19 pandemic reduced the demand for fuel. In addition, the reduced number of freight voyages reduced the quantity of fuel used by us. Charter hire costs decreased by $21.7 million from $56.1 million for the year ended December 31, 2019 to $34.4 million for the year ended December 31, 2020. This decrease was due to a decrease in the short- term charter-in days due to the decrease in the demand for drybulk vessels, the lower spot rate for short-term chartered-in dry bulk vessels and the redelivery of certain vessels that were classified as short-term vessels under the practical expedients on the implementation of IFRS 16. Vessel operating costs increased by $18.5 million from $19.5 million in the year to December 31, 2019 to $38.0 million in the year to December 31, 2020. The main reason for this increase was the additional acquisition and subsequent consolidation of IVS Bulk, partially offset by a reduction in vessel operating costs as a result of the sale of a handysize drybulk carrier in each of 2020 and 2019. Depreciation of ships, dry-docking and plant and equipment – owned assets increased by $11.3 million from $10.7 million in the year to December 31, 2019 to $22.0 million in the year to December 31, 2020. The main reason for this increase was the additional acquisition and subsequent consolidation of IVS Bulk, partially offset by the sale of vessels as described above. Depreciation of ships and ship equipment - right-of-use assets decreased by $0.3 million from $25.0 million in the year to December 31, 2019 to $24.7 million in the year to December 31, 2020. The main reason for this decrease was due to the redelivery of a long-term chartered-in supramax/ultramax vessel and the extension of two long-term charter-in vessels at lower rates, partially offset by the delivery of two long-term charter-in newbuildings. Other expenses remained relatively flat with an increase of $0.2 million from $0.2 million in the year to December 31, 2019 to $0.4 million in the year to December 31, 2020. Cost of ship sale decreased by $2.9 million from $8.3 million in the year to December 31, 2019 to $5.4 million in the year to December 31, 2020. This decrease is due to a handysize drybulk carrier owned in a joint venture being sold in 2020 as compared to one wholly owned handysize drybulk carrier sold in 2019.

Drybulk Business Cost of Sales

In the drybulk business, our handysize segment cost of sales decreased by $21.0 million, or approximately 18.8%, from $111.5 million for the year ended December 31, 2019 to $90.5 million for the year ended December 31, 2020. This decrease was primarily due to a decrease in the pool distributions to third party pool participants in our handysize pool due to the additional acquisition and subsequent consolidation of IVS Bulk, lower fuel costs as the COVID-19 pandemic reduced demand and lower spot rates for short-term chartered-in vessels, partially offset by an increase in operating costs and depreciation due to the additional acquisition and subsequent consolidation of IVS Bulk. Our handysize segment voyage expenses decreased by $22.4 million, or approximately 41.9%, from $53.4 million for the year ended December 31, 2019 to $31.0 million for the year ended December 31, 2020. This decrease was primarily due to a decrease in the pool distributions to third party pool participants in our handysize pool due to the additional acquisition and subsequent consolidation of IVS Bulk and the decreased fuel costs in 2020. The charter hire costs in the handysize segment decreased by $6.4 million, or approximately 42.1%, from $15.2 million for the year ended December 31, 2019 to $8.8 million for the year ended December 31, 2020. There were fewer short-term chartered- in vessels in 2020 and at a lower charter-in cost per day due to reduced global demand for drybulk tonnage. Our handysize vessel operating costs increased by $4.8 million, or approximately 20.3%, from $23.6 million for the year ended December 31, 2019 to $28.4 million for the year ended December 31, 2020. The increase was primarily due to the additional acquisition and subsequent consolidation of IVS Bulk, partially offset by the reduced number of owned vessels as a result of the sale of a vessel in 2019 and a further sale in 2020.

Our supramax/ultramax segment cost of sales decreased by $27.4 million, or approximately 18.4%, from $148.7 million for the year ended December 31, 2019 to $121.3 million for the year ended December 31, 2020. This decrease was primarily due to a decrease in the pool distributions to third party pool participants in our supramax/ultramax pool due to the additional acquisition and subsequent consolidation of IVS Bulk, lower fuel costs as the COVID-19 pandemic reduced demand and lower spot rates for short-term chartered-in vessels, partially offset by an increase in operating costs and depreciation due to the additional acquisition and subsequent consolidation of IVS Bulk. Our supramax/ultramax segment voyage expenses decreased by $25.8 million, or approximately 34.7%, from $74.3 million for the year ended December 31, 2019 to $48.5 million for the year ended December 31, 2020. This decrease was primarily due to a decrease in the pool distributions to third party pool participants due to the additional acquisition and subsequent consolidation of IVS Bulk and lower fuel costs as the COVID-19 pandemic reduced demand. The charter hire costs in the supramax/ultramax segment decreased by $15.9 million, or approximately 38.4%, from $41.4 million for the year ended December 31, 2019 to $25.5 million for the year ended December 31, 2020. There was a lower number of short- term charter-in days in 2020 at a lower charter-in cost per day due to reduced global demand for drybulk tonnage. Our supramax/ultramax vessel operating costs increased by $9.2 million, or approximately 209.1%, from $4.4 million for the year ended December 31, 2019 to $13.6 million for the year ended December 31, 2020. The increase was primarily due to the additional acquisition and subsequent consolidation of IVS Bulk and repair costs on a small number of vessels arising from the change over from high sulphur fuel to low sulphur fuel.

Drybulk Business Vessel Operating Costs Per Day

Handysize vessel operating costs per day decreased by $10 per day, or approximately 0.2%, from $5,040 per day for the year ended December 31, 2019 to $5,030 per day for the year ended December 31, 2020.

Supramax/ultramax vessel operating costs per day increased by $528 per day, or approximately 11.6%, from $4,545 per day for the year ended December 31, 2019 to $5,073 per day for the year ended December 31, 2020. These increases were primarily due to the repair costs on a small number of vessels arising from the change over from high sulphur fuel to low sulphur fuel.

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

Gross profit.
Gross profit decreased by $6.9 million, or 62.7%, from $11.0 million for the year ended December 31, 2019 to $4.1 million for the year ended December 31, 2020 primarily for the reasons described above.

Other operating expense.
Other operating expense decreased by $6.2 million or 95.4% from $6.5 million recorded in the year ended December 31, 2019 to $0.3 million recorded in the year ended December 31, 2020. In the year ended December 31, 2020, we recorded impairment losses on vessel sales of $5.1 million. For the year ended December 31, 2019, we recorded impairment losses on vessel sales of $2.9 million and impairment losses on right-of-use assets of $2.3 million. We recorded a foreign exchange gain of $4.9 million and for the year ended December 31, 2020 and we incurred a foreign exchange loss of $0.5 million for the year ended December 31, 2019 as a result of unrealized and realized revaluations of foreign currency bank balances, vendor balances and customer balances at period end.

Administrative expense.
Administrative expense decreased by $2.5 million, or approximately 10.5%, from $23.9 million for the year ended December 31, 2019 to $21.4 million for the year ended December 31, 2020 primarily due to reduced staff costs, travel costs and office costs which were partially offset by increased information technology costs.

Share of losses of joint ventures.
Share of losses of joint ventures decreased from a loss of $1.9 million for the year ended December 31, 2019 to a loss of $2.5 million for the year ended December 31, 2020. Following the consolidation of IVS Bulk in February 2020 and the sale of the
IVS Triview
in November 2020, we no longer have any vessels in unconsolidated joint venture structures. Our drybulk joint ventures were impacted by lower spot market rates.

Interest income.
Interest income decreased by $1.4 million from $1.9 million for the year ended December 31, 2019 to $0.5 million for the year ended December 31, 2020. Interest on loans to our joint ventures decreased for the 12 months ended December 31, 2020 due to loan repayments by joint ventures. Bank interest decreased for the 12 months ended December 31, 2020 due to the reduction in the average interest rate.

Interest expense.
Interest expense increased by $7.0 million from $8.1 million for the year ended December 31, 2019 to $15.1 million for the year ended December 31, 2020, primarily due to the additional acquisition and subsequent consolidation of IVS Bulk, the interest on the $35.8 million senior secured credit facility used to fund the acquisition of 33.25% of IVS Bulk, the amortization of upfront fees on the $35.8 million senior secured credit facility, partially offset by the reduction in the LIBOR rate as a consequence of the COVID-19 pandemic and the sale of vessels that were secured by credit facilities. Interest expense on bank loans increased by $2.7 million from $4.4 million for the year ended December 31, 2019 to $7.1 million for the year ended December 31, 2020. Interest expense on bank loans reflect the payment of interest on debt that principally funds our vessels. Our bank loans outstanding increased from $165.4 million as at December 31, 2019 to $278.4 million as at December 31, 2020 primary due to the acquisition of 33.25% of IVS Bulk and the subsequent consolidation of the subsidiary. The weighted average effective interest rate on our outstanding debt decreased from 5.1% in 2019 to 4.1% in 2020. The decrease in the weighted average effective interest rate was primarily due to the reduction in LIBOR as a consequence of the COVID-19 pandemic, partially offset by the $35.8 million senior secured credit facility that incurs interest at a fixed rate of 7.5% per annum.

Income tax.
Income tax for the year remained flat at $0.4 million for the year ended December 31, 2019 and $0.2 million for the year ended December 31, 2020.

Loss for the year on continuing operations.
Our loss for the year ended December 31, 2020 increased to a loss of $35.0 million from a loss of $27.1 million for the year ended December 31, 2019 for the same reasons set forth above.

Discontinued Operation

Loss for the year on discontinued operation.
Our loss for the year ended December 31, 2020 was $6.1 million compared to a loss of $16.4 million for the year ended December 31, 2019, primarily due to the impairment losses recognized on tankers of $11.1 million for the year ended December 31, 2020 compared to impairment losses recognized on tankers of $14.1 million for the year ended December 31, 2019. In addition, impairment losses on goodwill of $3.2 million were recognized for the year ended December 31, 2019 on tanker operations.

Continuing and Discontinued Operations

Loss for the year.
Our loss for the year ended December 31, 2020 decreased to a loss of $41.1 million from a loss of $43.5 million for the year ended December 31, 2019 for the same reasons set forth above.

Liquidity and Capital Resources

Overview

We operate in a capital intensive industry. Our primary short-term liquidity needs relate to working capital needs relating to voyages in progress, corporate overhead, payments of interest, quarterly principal payments under our credit facilities, dividend payments, share repurchases, exercising of purchase options in long-term charter contracts and any balloon payments on loans coming due in the next 12 months, while our long-term liquidity needs are expected to primarily relate to drydock payments, installment payments on new building construction contracts, investment in new and secondhand vessels, exercising of purchase options in long-term charter contracts and final balloon payments relating to our credit facilities. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations, which includes proceeds from the sale of vessels and borrowings. Generally, our long-term sources of funds will be from cash from operations, long-term borrowings and other debt or equity financings.

As of the date of this annual report, we have purchase options to acquire five vessels. We have options to purchase the
IVS Naruo
, the
IVS Pinehurst
, the
IVS Hayakita
, the
IVS Pebble Beach
and the
IVS Atsugi
that have or are expected to first enter into the exercise periods under their respective charter parties in December 2020, November 2021, September 2021, September 2022 and January 2023 respectively. See “Item 4. Information on the Company—Business Overview—Our Fleet”. The prices of these purchase options range from approximately $18.0 million to $25.2 million, subject to adjustments, where an option is exercisable on more than one date, based on the remaining time balance of the charter. In each case, such purchase option is subject to certain other adjustments and conditions and will expire at the completion of the applicable time charter.

The shipping environment has been challenging and volatile over the last several years due to an oversupply of vessels allied to a lower growth rate of the world economy. As a result, we have reported losses and negative cash flow for the last three consecutive years.  The outbreak of COVID-19 in 2020 has resulted in governments of many countries implementing measures to mitigate the spread of the virus. These measures have resulted in a significant reduction in global economic activity and extreme volatility in the freight rates for drybulk vessels which has a significant impact on our operations and cash flows. In 2021 we experienced a significant increase in demand for drybulk tonnage which, together with the reduced supply of new vessels into the market and increased port congestion, resulted in a strong spot market that favored our operations. The increased earnings improved liquidity and strengthened our balance sheet and has provided us with sufficient free cash to pay dividends, repurchase shares, expand our fleet and to reduce our debt obligation.

We manage liquidity risk by monitoring forecast and actual cash flows and ensuring that adequate borrowing facilities are maintained. Our management may, from time to time, at their discretion raise or borrow monies for our requirements as they deem fit. There are measures in place to preserve cash, maintain adequate financing to meet our obligations and comply with existing loan covenants imposed by the banks. The covenant levels are monitored continuously to identify any potential covenant issues so that solutions such as waivers or modifications to the loan covenants to obtain more favorable terms can be implemented in advance. We may seek to accomplish any of these independently or in conjunction with one or more of these actions. Based on the 12 months cash flow forecast prepared by management from the date of this annual report, our Board of Directors has no reason to believe that we will not continue as a going concern and has assessed that that there is no material uncertainty related to these conditions and there is no substantial doubt about our ability to continue as a going concern. We have plans in place to sell certain vessels, exercise certain purchase options, repay certain loans, protect existing covenants on term loans and maintain adequate liquidity.

Cash Flow Discussion

The following table presents cash flow information for each of the years ended December 31, 2021, 2020 and 2019.

	Year Ended December 31,
(In thousands of U.S. dollars)	2021	2020	2019
Net cash flows generated from (used in) operating activities (1)	$204,852	$70,384	$(55,587)
Net cash generated from (used in) investing activities	1,066	(22,559)	35,166
Net cash flows (used in) generated from financing activities	(139,076)	(41,983)	19,373
Net increase (decrease) in cash and cash equivalents	66,842	5,842	(1,048)
Cash and cash equivalents, beginning of year	37,942	32,527	33,498
Effect of exchange rate changes on the balance of cash held in foreign currencies	(541)	(427)	77
Cash and cash equivalents, end of year	$104,243	$37,942	$32,527

(1)
Net cash flows generated from (used in) generated from operating activities includes capital expenditure on ships of $33,455,000, $9,021,000 and $106,107,000 and proceeds from disposal of ships of $47,819,000, $40,366,000 and $15,634,000 for the years ended December 31, 2021, 2020 and 2019, respectively.

Net cash flows generated from (used in) operating activities.
Net cash flows generated from (used in) operating activities was an inflow of $204.9 million for the 12 months ended December 31, 2021, an inflow of $70.4 million for the 12 months ended December 31, 2020 and an outflow of  $55.6 million for the 12 months ended December 31, 2019. Net cash flows generated from operating activities for the 12 months ended December 31, 2021 includes capital expenditure on vessels of $33.5 million and proceeds from vessel sales of $47.8 million. Net cash flows generated from operating activities for the 12 months ended December 31, 2020 includes capital expenditure on vessels of $9.0 million and proceeds from vessel sales of $40.4 million. Net cash flows used in operating activities for the 12 months ended December 31, 2019 includes capital expenditure on vessels of $106.1 million, proceeds from vessel sales of $15.6 million and payments to related parties of $6.0 million.

Net cash flows generated from (used in) operating activities increased by $134.5 million due to an inflow of $204.9 million for the year ended December 31, 2021 as compared to an inflow of $70.4 million for the year ended December 31, 2020, primarily due to an increase in cash generated through operating activities of $161.1 million as a result of the strong drybulk markets in 2021, an increase in proceeds on the sale of ships of $7.4 million and a decrease in interest paid of $3.3 million, partially offset by an increase in capital expenditure on vessels of $24.4 million and negative movements in working capital of $12.0 million.

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
Net cash generated from (used in) investing activities was an inflow of $1.1 million for the 12 months ended December 31, 2021, an outflow of $22.6 million and an inflow of $35.2 for the 12 months ended December 31, 2020 and 2019, respectively. Net cash generated from investing activities in the 12 months ended December 31, 2021 were relatively immaterial receipts from a joint venture loan of $0.8 million and dividends received from a joint venture of $0.3 million. Net cash used in investing activities in the 12 months ended December 31, 2020 was impacted by the acquisition of 33.25% of IVS Bulk (net of cash acquired) of $28.3 million, repayment of related parties of $2.1 million partially offset by the receipt of loan repayments from joint ventures of $5.1 million and the dividends and distributions from joint ventures of $3.1 million. Net cash generated from investing activities in the 12 months ended December 31, 2019 was impacted by the repayment by joint ventures of $20.3 million of loans to joint ventures, repayments by related parties of $7.6 million of balances with related parties, dividends received from a joint venture of $5.0 million and capital distribution from a joint venture of $2.5 million.

Net cash flows from investing activities increased by $23.6 million for the 12 months to December 31, 2021 compared to the 12 months to December 31, 2020 primarily due to the acquisition of a controlling interest in IVS Bulk of $28.3 million and a payment of $2.1 million to related parties in the prior year which was partially offset by the recovery of joint venture loans which decreased by $4.3 million and distributions received from joint ventures which decreased by $2.9 million.  Net cash flows from investing activities decreased by $57.8 million for the 12 months to December 31, 2020 compared to the 12 months to December 31, 2019 primarily due to the acquisition of IVS Bulk (net of the cash acquired) was $28.3 million, distributions received from joint ventures decreased by $4.4 million, the recovery of joint venture loans decreased by $15.2 million and a decrease of $9.7 million in related party transactions due to payments made to related parties of $2.1 million in 2020 compared to payments received from related parties of $7.6 million in 2019.

Net cash flows (used in) generated from financing activities.
Net cash flows (used in) generated from financing activities was an outflow of $139.1 million for the 12 months ended December 31, 2021, an outflow of $42.0 million for the 12 months ended December 31, 2020 and an inflow of $19.4 million for the 12 months ended December 31, 2019. Net cash flows used in financing activities in the 12 months ended December 31, 2021 was primarily impacted by the repayment of $82.1 million in existing debt, the acquisition of the non-controlling interest in IVS Bulk of $46.6 million, the repayment of $36.0 million in lease liabilities, dividends paid of $13.6 million and the acquisition of treasury shares of $11.9 million, offset by a net inflow of $48.0 million from the incurrence of new debt and the release of restricted cash of $3.1 million,. Net cash flows used in financing activities in the 12 months ended December 31, 2020 was primarily impacted by $74.9 million repayment of existing debt (including repayment of debt as a result of ship sales) and $28.0 million repayment of lease liabilities, offset by a net inflow of $60.7 million from the incurrence of new debt. Net cash flows generated from financing activities in the 12 months ended December 31, 2019 was primarily impacted by a net inflow of $95.8 million from the incurrence of new debt, partially offset by $45.5 million repayment of existing debt (including repayment of debt as a result of ship sales), $29.9 million repayment of lease liabilities, $0.9 million of restricted cash was released and treasury shares of $2.0 million were acquired.

Net cash flows used in financing activities increased by $97.1 million from an outflow of $42.0 million for the year ended December 31, 2020 to an outflow of $139.1 million for the year ended December 31, 2021 primarily due to the acquisition of  the non-controlling interest in IVS Bulk of $46.6 million, a dividend payment of $13.5 million, the acquisition of treasury shares of $11.9 million, a decrease in the long-term interest bearing debt raised of $12.7, an increase in the repayment of the capital portion of long-term interest-bearing debt of $7.2 million and an increase in the repayments on lease liabilities of $8.1 million, partially offset by a reduction in restricted cash of $3.1 million.

Net cash flows from financing activities declined by $61.4 million from an inflow of $19.4 million for the year ended December 31, 2019 to an outflow of $42.0 million for the year ended December 31, 2020 primarily due to the raising of long-term interest bearing debt decreased by $35.1 million, $0.9 million of restricted cash was released and the payment of the capital portion of long-term interest-bearing debt increased by $29.4 million as a result of increased ship sales, a maturing loan and the acquisition and consolidation of IVS Bulk. This was partly offset by a decrease in principal repayments on lease liabilities of $1.9 million and a decrease in the acquisition of treasury shares of $2.0 million.

Restricted cash
. The above cash flow figures in this “Cash Flow Discussion” are after deducting restricted cash of $9.5 million which is pledged to certain banks to secure loans and other credit facilities. As of December 31, 2021, we had cash and bank balances (including restricted cash) of $113.8 million.

Capital Expenditures

We make capital expenditures from time to time in connection with drydocking activities and maintenance in the ordinary course and in order to comply with environmental and other governmental regulations and in connection with our vessel acquisitions. We may in the future enter into newbuilding contracts or contracts to acquire newbuildings, or resale contracts, or to acquire second hand vessels.

On May 17, 2021, we repaid the full remaining balance of $25.8 million of the $35.8 million senior secured credit facility previously entered into in connection with our February 2020 acquisition of shares in IVS Bulk. The facility was repaid in full and the security under the facility was released.

On September 1, 2021, we acquired the remaining ordinary shares in IVS Bulk for a total purchase consideration of $37.2 million as discussed above under “Item 4. Information on the Company—Our Joint Ventures”. IVS Bulk concurrently redeemed in full $27.3 million preferred share capital using available cash in the IVS Bulk structure.  The Company received $18.2 million from the redemption and Sankaty received $9.1 million.

In addition to acquisitions that we may undertake in future periods, we will incur additional expenditures due to drydockings for our Fleet. The location of the drydock will be decided when the vessel is scheduled to drydock. We estimate our drydocking costs, including capitalized costs incurred during drydocking related to vessels and vessel equipment, and scheduled off-hire days for our Fleet through 2022 and 2023 to be:

Year	Estimated Drydocking Cost	Estimated Off-hire Days
(U.S. dollars)
2022	$8.3 million	169.00 days
2023	$10.9 million	220.00 days

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

For the years ended December 31, 2021, 2020 and 2019, we incurred a total of $8.8 million, $8.6 million, and $4.8 million of drydocking costs, respectively, excluding costs incurred during drydocking that were capitalized to vessel assets or vessel equipment.

During 2021, ten of our vessels completed their scheduled drydockings. We estimate that 9 of our vessels will be drydocked in 2022 and twelve of our vessels will be drydocked in 2023.

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
from a collateral account under the facility, and amend certain terms of the credit facility relating to mandatory prepayments with the proceeds of a sale of a vessel and the minimum required security cover. On June 28, 2019, GSPL, as borrower, Grindrod Shipping, as corporate guarantor and the subsidiaries owning the vessels, as owner guarantors, entered into a second side letter to amend the minimum book value net worth covenant and introduce a new working capital covenant as set out further in “—Loan Covenants” below, and clarify the calculations of the covenants following the implementation of IFRS16. On April 16, 2020, the parties to the facility agreement entered into further amendments the purpose of which was to amend the definitions of consolidated current assets and consolidated current liabilities for purposes of the working capital covenant, such that the determination of the consolidated current assets and consolidated current liabilities of Grindrod Shipping excludes any adjustments made for IFRS 16. On December 31, 2020, the parties to the facility agreement entered into further amendments the purpose of which was to provide relief on the book value net worth covenant, the debt to market adjusted tangible fixed asset ratio and the working capital covenant as set out further in “—Loan Covenants” below. On June 7, 2021, the parties to the facility agreement entered into further amendments the purpose of which was to acknowledge the change of lenders from DVB Bank SE Singapore Branch and Standard Chartered Bank, Singapore Branch to NIBC Bank N.V. and to amend the book value net worth covenant as set out further in “—Loan Covenants” below. The covenants applicable to this facility are the same as the covenants that apply to the $29.9 million senior secured credit facility described below. As of December 31, 2021, $14.4 million was outstanding on this facility.

$29.9 Million Senior Secured Credit Facility

On December 21, 2018, Grindrod Shipping and two of its subsidiaries entered into a $29.9 million senior secured term loan facility with NIBC Bank N.V. that was fully repaid on April 21, 2021 with the proceeds from the sale of  two tankers.

$114.1 Million Senior Secured Credit Facility (increased to $120.0 Million)

On February 10, 2020, Grindrod Shipping and IVS Bulk, as joint and several borrowers, entered into a $114.1 million senior secured term loan facility with Credit Agricole Corporate and Investment Bank and Hamburg Commercial Bank AG relating to all of the vessels owned by the subsidiaries of IVS Bulk, other than the
IVS North Berwick
, being a total of 11 drybulk vessels. The facility was drawn in full on February 13, 2020, for the purpose of refinancing the existing indebtedness of the IVS Bulk subsidiaries, other than the subsidiary that owns the
IVS North Berwick
, refinancing other indebtedness of IVS Bulk and for general corporate purposes. The facility bears interest at LIBOR plus a margin of 3.10% per annum and matures on February 13, 2025. The facility is secured by, among other things, (a) first priority mortgage over each of the 11 vessels owned by IVS Bulk’s subsidiaries other than the
IVS North Berwick
, (b) a guarantee from each of the IVS Bulk subsidiaries other than the subsidiary that owns the
IVS North Berwick
, and (c) security over the shares in the IVS Bulk subsidiaries other than the subsidiary owning the
IVS North Berwick
. Grindrod Shipping has provided an undertaking to Sankaty, the other shareholder in IVS Bulk, that Grindrod Shipping will not directly borrow under this facility, and to the extent Grindrod Shipping has not borrowed under this facility but are nevertheless required, as a joint and several borrower, to make payments to the lenders, Sankaty has provided Grindrod Shipping with an indemnity for its share of such payment, so that as between us and Sankaty the net payment is borne in proportion to each of our shareholding in IVS Bulk. On December 29, 2020, the parties to the facility agreement entered into an amendment the purpose of which was to provide relief on the book value net worth covenant, the debt to market adjusted tangible fixed asset ratio and the working capital covenant as set out further in “—Loan Covenants” below. On September 10, 2021, the parties to the facility agreement entered into an amendment and restatement agreement the purpose of which was to increase the size of the facility to $120.0 million (increasing the amount then available for drawdown by $23.0 million). The covenants applicable to this facility are the same as the covenants that apply to the $100.0 million senior secured credit facility and the $29.9 million senior secured credit facility described above. As of December 31, 2021, $117.0 million was outstanding on this facility.

$13.1 Million Senior Secured Credit Facility

On January 31, 2020, IVS Bulk and its subsidiary that owns the drybulk vessel the
IVS North Berwick
entered into a $13.1 million senior secured term loan facility with Showa Leasing Co., Ltd. relating to the
IVS North Berwick
. The facility was drawn in full on February 13, 2020, the proceeds of which were used primarily to refinance the existing indebtedness of the IVS Bulk subsidiary that owns the
IVS North Berwick
. The facility bears interest at LIBOR plus a margin of 2.75% per annum and matures on February 13, 2025. The facility is secured by, among other things (a) first priority mortgage over the
IVS North Berwick
, (b) a guarantee from IVS Bulk, and (c) security over the shares in the IVS Bulk subsidiary owning the
IVS North Berwick
. As of December 31, 2021, $11.3 million was outstanding on this facility.

 Combined $31.4 Million Senior Secured Credit Facility

On July 29, 2019, each of the subsidiaries owning
IVS Okudogo
and
IVS Prestwick
, entered into a separate term loan facility, as borrower, with The IYO Bank, each for an amount up to approximately $15.7 million, the proceeds of which were used to finance a portion of the purchase price of
IVS Okudogo
on her delivery on August 8, 2019, and of
IVS Prestwick
, on her delivery on September 26, 2019, respectively. Grindrod Shipping is a party, as guarantor, to each of these agreements. On August 27, 2019, the respective parties to each of these two facilities entered into an addendum to the relevant facility agreement, in each case to clarify matters relating to the balloon payment. The facilities each have a seven-year term, are repayable in quarterly installments with a balloon payment at the end of the repayment schedule, bear interest at a rate of LIBOR plus 2.00% per annum and are secured by, amongst other security, a mortgage over the relevant vessel and, in each case, a mortgage over the vessel
IVS Ibis
and a guarantee by Grindrod Shipping. As of December 31, 2021, a total of $26.8 million was outstanding on these facilities.
$35.8 Million Senior Secured Credit Facility

On February 13, 2020, Grindrod Shipping entered into a $35.8 million senior secured term loan facility with Sankaty that was repaid in full on May 17, 2021 with available funds generated from operations.

Other Borrowings

GSPL has other borrowings that relate to $87.6 million in financing arrangements entered into with third parties with respect to five of the vessels we regard as owned, namely
IVS Knot
,
IVS Kinglet
,
IVS Magpie, Matuku
and
IVS Phoenix
. The arrangements commenced on June 26, 2019, September 19, 2019, November 20, 2019, December 22, 2020 and
September 16, 2021
, respectively, the loans are payable monthly in advance and bear interest at a rate of LIBOR plus 1.7% per annum and LIBOR plus 1.75%. The loans mature on June 25, 2030, October 18, 2031, November 19, 2031, November 30, 2035 and
August 16, 2036
. As of December 31, 2021, the outstanding balances in relation to these borrowings was $76.8 million.

Loan Covenants

On June 28, 2019, the parties to the relevant agreements entered into amendments to our $100.0 million senior secured credit facility, the purpose of which was to lower the amount of the minimum book value net worth covenant, introduce a new working capital covenant and clarify, for purposes of calculating financial covenants, the treatment of assets and liabilities that has been reflected in our financial statements from January 1, 2019 as a consequence of the adoption of IFRS 16. On April 16, 2020, the parties to the relevant agreements entered into further amendments to our $100.0 million senior secured credit facility, the purpose of which was to amend the definitions of consolidated current assets and consolidated current liabilities for purposes of the working capital covenant described below, in each case such that the determination of the consolidated current assets and consolidated current liabilities of Grindrod Shipping excludes any adjustments made for IFRS 16. Further, in respect of these facilities, the lenders agreed to the following covenant amendments during 2020:

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

On December 29, 2020 and December 31, 2020, the parties to the relevant agreements entered into further amendments to our $114.1 million senior secured credit facility and our $100.0 million senior secured credit facility, respectively, in which the Lenders agreed to the following covenant amendments:

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

On December 29, 2020 and June 7, 2021, the parties to the relevant agreements entered into further amendments to our $114.1 million senior secured credit facility and our $100.0 million senior secured credit facility, respectively, in which the Lenders agreed to the following covenant amendments:

•	the book value net worth for the purposes of testing, as at January 1, 2021 and thereafter shall not be lower than US$200 million;

On September 10, 2021, the parties to the relevant agreements entered into an amendment and restatement agreement to our $114.1 million senior secured credit facility to increase the amount of the facility and as the IVS Bulk group was 100% owned by the Group, to remove the financial covenant requirement for the consolidated group of IVS Bulk and its subsidiaries.

The $114.1 million senior secured credit facility and the $100.0 million senior secured credit facility described above contain, among other conditions and obligations, the following amended financial covenants the most stringent of which require us and our subsidiaries, to maintain on a consolidated basis:

•
book value net worth of the lower of (a) the aggregate of $200 million from January 1, 2021 thereafter plus 25% of the amount of positive retained earnings plus 50% of each capital raise and (b) $275 million. For purposes of the forgoing, “positive retained earnings” means the positive retained earnings of Grindrod Shipping and its subsidiaries on a consolidated basis tested bi-annually at each June 30 and December 31, and “capital raise” means the dollar amount (or equivalent amount in dollars) of the proceeds of any equity capital raised by Grindrod Shipping (without giving effect to any capital raised by its subsidiaries), as evidenced in the latest accounts as of each June 30 or December 31;

•	cash and cash equivalents (which may, depending on the facility, include cash restricted in certain security accounts) of not less than $30 million;

•
a ratio of debt to market adjusted tangible fixed assets of not more than 75%. For purposes of the foregoing, the definition of “debt” excludes lease obligations recognized under IFRS 16 and the definition of “tangible fixed assets” excludes right-of-use assets relating to ships; and

•
positive working capital, such that consolidated current assets (excluding any adjustments made for IFRS 16) must exceed the consolidated current liabilities (excluding any adjustments for IFRS 16) as evidenced in the latest accounts as of each June 30 and December 31.

Further, the credit facilities referred to above, other than the $35.8 million senior secured credit facility which contained its own security coverage ratio, contained provisions requiring a minimum value of the collateral for each relevant facility, such that the aggregate fair market value of the vessels securing the relevant facility plus any additional security securing that facility divided by the relevant debt amount results in at least a specified minimum amount (depending on the relevant facility agreement and the type and age of the vessels securing the loan), with the relevant minimum amount ranging between 125% and 145%. GSPL’s $35.8 million credit facility was secured by among other things a first fixed charge over all the shares held by GSPL in IVS Bulk and any loans that may be owed by IVS Bulk to GSPL, which was further subject to the condition that at each fiscal quarter end of GSPL the value of the security must be at least 1.30 times the amount of the outstanding principal of the loan. Following the repayment of the facility on May 17, 2021, the lenders discharged and released the security.

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

As of December 31, 2021, Grindrod Shipping, GSPL, the borrowers and the other GSPL subsidiaries were in compliance with all of the financial and restrictive covenants contained in our credit facilities.

See Note 25 to our consolidated financial statements for further details regarding the credit facilities.

Trend Information

Our results of operations depend primarily on the charter hire rates that we are able to realize for our vessels, which depend on demand and supply dynamics characterizing the drybulk and tanker markets at any given time. For other trends affecting our business, please see other discussions under “—Factors Affecting our Results of Operations and Financial Condition” above.

Off Balance Sheet Arrangements

Charter Hire Obligations

We are committed to make certain charter hire payments to third parties for chartered-in vessels. IFRS 16 requires us to recognize, on a discounted basis, the rights and obligations created by the commitment to lease assets on the balance sheet. Leases with term of lease less than 12 months or of low value would be considered as off balance sheet arrangements.

Please see “—Contractual Obligations and Contingencies” below for these and our other contractual obligations and commitments.

Contractual Obligations and Contingencies

Our contractual obligations and commercial commitments consist primarily of long-term debt, time charter agreements, capital expenditure on vessels and, from time to time, newbuilding commitments.

The following table summarizes our contractual obligations as of December 31, 2021:

	Payments Due by Period
(In thousands of U.S. dollars)	Total	Less Than 1 Year	1–3 Years	3–5 Years	More than 5 Years
Secured bank loans and other borrowings (1)	245,666	28,020	55,670	114,996	46,980
Interest on secured bank loans and other borrowings (2)	32,457	7,019	12,489	5,365	7,584
Capital expenditure on vessels (1)	887	887	-	-	-
Time charter agreements (3)	3,249	3,249	-	-	-
Lease liabilities (4)	33,271	27,375	5,896	-	-

Total contractual obligations	315,530	66,550	74,055	120,361	54,564

(1)	These obligations are disclosed in Notes 25 and 43 of the consolidated financial statements.

(2)	Interest is based on LIBOR assumption of 0.17% per annum for secured bank loans and other borrowings.

(3)	Represents lease obligations that qualify as short-term leases and hence they are not recorded as lease liabilities. Please see Note 23 of the consolidated financial statements.

(4)	Include obligations under certain time charter agreements. Please see Note 24 of the consolidated financial statements.

Recent Accounting Pronouncements

From 1 January 2021, we applied a number of new IFRSs and amendments to IFRSs issued by the IASB that are mandatorily effective for an accounting period that begins on or after 1 January 2021. The adoption of these new and revised IFRSs has not resulted in significant changes to our accounting policies and has no material effect on the amounts reported for the current or prior periods.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors

The table below details the names of, and information about, the directors or alternate directors of Grindrod Shipping. At our next annual general meeting, Mr. John Herholdt and Mr. Quah Ban Huat and Mr. Paul Over will retire from office and will be eligible to and, we expect, will stand for re-election.

Name	Age	Position	Term Expires
Stephen Griffiths	61	Director	*
Murray Grindrod	54	Director	Annual General Meeting, by rotation
Michael Hankinson (1)	72	Director/Chairman	Annual General Meeting, by rotation
John Herholdt	73	Director	Next Annual General Meeting, by rotation (3)
Quah Ban Huat	55	Director	Next Annual General Meeting, by rotation (3)
Paul Over	65	Director	Next Annual General Meeting, by retirement (4)
Pieter Uys (1)(5)	59	Director	Resigned effective February 16, 2022
Martyn Wade	62	Director	*
Alternate Directors:
Willem van Wyk (2)(5)	43	Alternate Director	Resigned effective February 16, 2022

*	Messrs Wade and Griffiths will serve as Directors so long as they continue to hold the positions of Chief Executive Officer and Chief Financial Officer, respectively.

(1)	Currently also serves as a director of Former Parent.

(2)
Mr. van Wyk was an alternate director of Grindrod Shipping appointed to act in the absence of Mr. Pieter Uys. Mr. van Wyk was entitled to notice of directors’ meetings and, if Mr. Uys was not present at a meeting, was entitled to vote and be counted in the quorum as a director. Mr. van Wyk was entitled to attend, but not vote at and not count in the quorum for, each meeting at which Mr. Uys was present. Mr. van Wyk also served as an alternate director of Former Parent

(3)
At each Annual General Meeting subsequent to the first Annual General Meeting, one-third of the directors for the time being (or, if their number is not a multiple of three the number nearest to one-third) shall retire from office by rotation. The directors to retire in every year shall be those, subject to retirement by rotation, who have been longest in office since their last re-election or appointment and so that as between persons who became or were last re-elected directors on the same day, those to retire shall (unless they otherwise agree among themselves) be determined by lot. A retiring director shall be eligible for re-election.

(4)
Mr. Over was appointed by the Directors of the Company on February 17, 2022 and shall hold office only until the next Annual General Meeting. He is required to retire at the Annual General Meeting of the Company pursuant to Regulation 106 of the Constitution and shall be eligible for re-election but shall not be taken into account in determining the number of Directors who are to retire by rotation at such meeting.

(5)	Mr. Uys and Mr. van Wyk have resigned from our board of directors on February 16, 2022.

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

Michael Hankinson
has served as a member of our board of directors since June 20, 2018. Mr. Hankinson has served as a director of Former Parent since 2009, as its Non-Executive Chairman from 2014 to 2017, its Executive Chairman from August 2017 to November 2018 at which time he once again became its Non-Executive Chairman. Mr. Hankinson has also been the non-executive Chairman of the Spar Group Limited since 2004 and has retired on February 28, 2021. In 1997, Mr. Hankinson was appointed its Chief Executive at Dunlop Limited, a tire and rubber manufacturer listed on the Johannesburg Stock Exchange, and held this position until 2006. In 1976, Mr. Hankinson joined Romatex Limited as Financial Manager and in 1994 was appointed as Chief Executive Officer. Mr. Hankinson has also held numerous non-executive positions on various boards related to the textile, tire and sugar industries as well at Transnet Limited. Mr. Hankinson qualified as a Chartered Accountant (South Africa) in 1976 after completing his articles at Deloitte and Touche.

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

Paul Over
is based in Hong Kong. Paul Over joined the London shipbroking company of Eggar Forrester Ltd in 1976 after being at sea with Kristian Jebsen A/S. He then joined Jardine, Matheson & Co., Limited, working first for their London based shipbroking company, Howe Robinson, before transferring to Hong Kong in 1980 to the ship owning division of the group. He left Jardines in 1984 to join the Continental Grain Company in Hong Kong where he was responsible for their Far East and Australian freight activities. Mr. Over joined Pacific Basin on its inception in 1987 as a founder and subsequent COO of the listed entity before retiring from that position in 2006. He held positions as independent non-executive director within the Baltic Exchange as a Director, Vice Chairman of the main company and as Chairman of its Freight Futures subsidiary Baltic Exchange Derivatives Trading Ltd. He also held independent non-executive director positions with Carisbrooke Shipping Ltd., Runciman Investments Ltd., Epic Gas Pte. Ltd. and the London P&I Club. He is currently an independent non-executive director of Asia Maritime Pacific of Hong Kong and a director of Taylor Maritime (HK) Ltd as well as being a current member of the Owners Board of the UK P&I Club.

Pieter Uys
has served as a member of our board of directors since June 20, 2018. Mr. Uys has been a member of Former Parent’s board of directors since August 2013. Mr. Uys is currently a director of Mediclinic International PLC, Dark Fibre Africa, Seacom Ltd, Seacom Capital Ltd, Former Parent, Blue Bulls Company (Pty) Ltd., CIV Fibre Network Solution (Pty) Ltd., Community Investment Ventures Holdings (Pty) Ltd., Kagiso Media Pty Ltd. and Kagiso Tiso Holdings (Pty) Ltd. and Remgro Management Services Ltd.. Since 2013, Mr. Uys has served as an investment executive for Remgro Limited, one of our significant shareholders. From 2008 to 2012 Mr. Uys was Chief Executive Officer of the Vodacom Group. Prior to that, Mr. Uys served as Managing Director of Vodacom South Africa since 2001, and as Vodacom Group Chief Operating Officer since 2004. From 1993 to 2001, Mr. Uys was an employee at Vodacom as a member of the initial engineering team. Mr. Uys holds a Bachelor of Science degree in Engineering, a Masters in Engineering degree from the University of Stellenbosch and a Master of Business Administration degree from the Stellenbosch Business School.

Martyn Wade
has served as a member of our board of directors since November 15, 2017. Mr. Wade served on the Grindrod Limited board from November 2011 until November 1, 2017. Mr. Wade continues to serve as the Chief Executive Officer of GSPL, a role he has been in since July 2011. Mr. Wade is currently a director of The UK Freight Demurrage & Defense Association (UK), The United Kingdom Mutual Steam Ship Assurance Association (Europe) Limited, or The UK P&I Club, and a member of the advisory panel to the Singapore Maritime Foundation. Mr. Wade has 44 years’ international shipping experience and has worked for vessel owners, operators and shipbrokers in London, Johannesburg, New York and now Singapore. The companies Mr. Wade has worked for include Van Ommeren UK, Simpson Spence and Young Johannesburg, Clipper Bulk USA and HSBC Shipping Services London. Mr. Wade is a member of the Baltic Exchange having been first elected in 1979.

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

Senior Management

The table below details the names of, and information about, the individuals who serve as Executive Officers:

Name	Age	Position
Martyn Wade	62	Chief Executive Officer
Stephen Griffiths	61	Chief Financial Officer

The business address of the persons noted above is Grindrod Shipping’s executive office at #03-01 Southpoint, 200 Cantonment Road, Singapore 089763.

Compensation of Directors and Senior Management

We paid an aggregate cash compensation of $6.0 million to our Executive Officers and non-executive directors in 2021. For the year ended December 31, 2021, each non-executive director, other than the chairman of the board, was compensated with a fee of $65,000 for his or her services as one of our directors and an additional fee of $20,000 for his or her services as chairman of one of the board committees or an additional fee of $10,000 for his or her services as a member of one of the board committees; the chairman of the board receives a total annual fee of $150,000 for his or her services, inclusive of any such services as a director and as a committee chairman or member; and Mr. van Wyk does not receive any fees for services as an Alternate Director.

Our Executive Officers are remunerated in accordance with their contracts of employment. In addition, Executive Officers are eligible for variable compensation under our forfeitable share plan for achieving company-wide objectives and for their individual contribution to our results and objectives. In 2018 we granted awards of 743,000 forfeitable ordinary shares with a value of $7.6 million to our employees, including our Chief Executive Officer and our Chief Financial Officer. In respect of these awards, $3.2 million, $1.5 million and $0.8 million was expensed in our 2019, 2020 and 2021 statement of profit or loss and other comprehensive income, respectively, and further expenses in respect of these awards will be recorded in subsequent financial periods pro rata
to the vesting period. Included in the 2018 awards of 743,000 forfeitable ordinary shares are 180,000 and 100,000 forfeitable ordinary shares that we awarded to our Chief Executive Officer and our Chief Financial Officer, respectively, and which, in each case, vested in three equal tranches, on March 1, 2020, March 1, 2021 and 2022. During 2019, awards of 15,000 ordinary shares were forfeited by employees.

In 2020 we granted awards of 225,000 forfeitable ordinary shares with a value of $0.7 million to our employees, including our Chief Executive Officer and our Chief Financial Officer. In respect of these awards, $0.3 million and $0.2 million were expensed in our 2020 and 2021 statement of profit or loss and other comprehensive income, and further expenses in respect of this new tranche of awards will be recorded in subsequent financial periods pro rata to the vesting period. Included in the 2020 awards of 225,000 forfeitable ordinary shares are 73,000 and 37,000 forfeitable ordinary shares that we awarded to our Chief Executive Officer and our Chief Financial Officer, respectively. The Chief Executive Officer’s awards vested in two equal tranches, on March 1, 2021 and 2022 whilst the Chief Financial Officer’s awards will vest in three equal tranches, the first and second having vested on March 1, 2021 and 2022 and the subsequent vesting on March 1, 2023. During 2020, awards of 20,000 ordinary shares were forfeited by employees from the grant of 2020 awards and awards of 40,000 were forfeited from the grant of the 2018 awards.

In 2021 we granted awards of 516,000 forfeitable ordinary shares with a value of $6.1 million to our employees, including our Chief Executive Officer and our Chief Financial Officer. In respect of these awards, $2.3 million was expensed in our 2021 statement of profit or loss and other comprehensive income, and further expenses in respect of this new tranche of awards will be recorded in subsequent financial periods pro rata to the vesting period. Included in the 2021 awards of 516,000 forfeitable ordinary shares are 160,000 and 80,000 forfeitable ordinary shares that we awarded to our Chief Executive Officer and our Chief Financial Officer, respectively. The Chief Executive Officer’s and the Chief Financial Officer’s awards will vest in three equal tranches, the first having vested on March 1, 2022 and the subsequent vesting on March 1, 2023 and 2024.  During 2021, awards of 1,334 ordinary shares were forfeited from the grant of the 2018 awards.

The following description is only a summary of the material provisions of the forfeitable share plan and is governed in it entirely by the forfeitable share plan which is included as an exhibit to this annual report. We adopted the forfeitable share plan to provide selected employees with the opportunity to receive compensatory equity awards of our ordinary shares and to serve as a retention mechanism and recruitment tool. The forfeitable share plan also provides participants with the opportunity to share in the success of the company and aligns forfeitable share plan participant interests with the interests of our shareholders. The forfeitable share plan is administered by the compensation and nomination committee. Participants receive grants of forfeitable ordinary shares, subject to applicable time and/or performance vesting conditions and other terms, that settle in ordinary shares when vested and are forfeited, in part in or in full, upon certain termination of employment events if not previously vested. Under the terms of the forfeitable share plan, the aggregate number of ordinary shares that may be granted and not yet vested under the forfeitable share plan at any one time shall not exceed 5% of the number of shares in issue (excluding treasury shares) as determined in reference to the day preceding the award.

We will obtain shareholder approval annually to authorize the issuance of ordinary shares under the plan. We have obtained such approval until the conclusion of our next annual general meeting.

Board Practices

Grindrod Shipping’s board of directors comprises seven directors, including four independent non-executive members, as determined in accordance with the prevailing Code of Corporate Governance issued by the Monetary Authority of Singapore, which is the 2018 Singapore Corporate Governance Code. Each of Grindrod Shipping’s directors is elected by Grindrod Shipping’s shareholders or appointed by the directors pursuant to Grindrod Shipping’s constitution. In addition, Mr. Quah is also a director of Samudera Shipping Line Ltd. To the extent that Mr. Quah’s service as a member of the board of directors of Samudera Shipping Line Ltd. presents a conflict of interest with respect to any matters involving us, Mr. Quah has agreed to inform our board of directors of any such conflict and recuse himself from any proceedings or vote relating to such matters. In addition, Mr. Over is also a director of Taylor Maritime (HK) Limited, and Asia Maritime Pacific. To the extent that Mr. Over’s service as a member of the board of directors of Taylor Maritime (HK) Limited, and Asia Maritime Pacific presents a conflict of interest with respect to any matters involving us, Mr. Over has agreed to inform our board of directors of any such conflict and recuse himself from any proceedings or vote relating to such matters.

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

Independence of Directors.
NASDAQ requires that a U.S.-listed company maintain a majority of independent directors. Our board of directors consists of seven directors, three of whom are the members of our audit and risk committee and are considered “independent” under Rule 10A-3 promulgated under the Exchange Act as it applies to us under the rules of NASDAQ. Under the 2018 Singapore Corporate Governance Code, only one-third of our board of directors is required to be independent if the chairman of our board of directors is independent. However, the determination of independence under the 2018 Singapore Corporate Governance Code is different from NASDAQ standards. Under the 2018 Singapore Corporate Governance Code, three of our directors, Messrs. Hankinson (Chairman), Quah and Herholdt are considered independent.

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

Employees

As of December 31, 2021, we had approximately 596 employees, of which approximately 483 seagoing staff serve on the vessels that we manage and 113 provide general management, financial management, and commercial and technical management to the vessels that we manage. Our seafarers are represented by collective bargaining agreements but we have not experienced a work stoppage in the past few years. Seafarers employed by our vessel managers are unionized under various jurisdictions and are employed under various collective bargaining agreements which does expose us to a risk of potential labor unrest at times when those collective bargaining agreements are being re-negotiated.

Share Ownership of Directors and Executive Officers

The following sets forth, to the knowledge of Grindrod Shipping’s management, the total amount of ordinary shares directly or indirectly owned by Grindrod Shipping’s current Directors, Alternate Directors and Executive Officers based on 19,310,024 ordinary shares outstanding as of March 1, 2022.

Holder	Direct interest in Grindrod Shipping Ordinary Shares	Direct Percentage Ownership	Indirect interest in Grindrod Shipping Ordinary Shares	Indirect Percentage Ownership
Stephen Griffiths	108,032	*	-	-
Michael Hankinson	2,875	*	200	*
John Herholdt	-	*	-	-
Murray Grindrod	45,000	*	1,424,853	7.4%
Quah Ban Huat	-	*	-	-
Pieter Uys	-	*	-	-
Martyn Wade	306,333	*	-	-
Willem van Wyk	-	*	-	-

*	Less than 1%

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

To our knowledge: (1) no corporation or foreign government owns more than 50% of our outstanding ordinary shares; and (2) there are no arrangements the operation of which may at a subsequent date result in a change in control of Grindrod Shipping. Except as otherwise set forth herein, there is no controlling shareholder of Grindrod Shipping.

A list of the individuals and organizations holding, to the knowledge of Grindrod Shipping’s management, directly or indirectly, 5% or more of our issued share capital, is set forth below.

	Ordinary shares beneficially owned as of
	March 1, 2022
Beneficial owner	Grindrod Shipping Ordinary Shares (1)	Percentage Ownership (2)
Good Falkirk (MI) Limited	4,925,023	26.6%
PSG Asset Management Proprietary Limited	2,026,572	11.0%
Grindrod Investments Proprietary Limited	1,922,740	10.4%

104

(1)
Based solely on information included in the reports on, respectively, (i) Schedule 13D by Good Falkirk (MI) Limited as of December 20, 2021; (ii) Schedule 13G by PSG Asset Management Proprietary Limited as of October 4, 2018; and (iii) Schedule 13G by Grindrod Investments Proprietary Limited as of July 20, 2018.

In addition, since January 1, 2019, we have been notified of the following significant changes in the percentage ownership of major shareholders: On February 14, 2022, QVT Financial LP,  QVT Financial GP LLC,  QVT Associates GP LLC and QVT Family Office Fund LP (the “QVT Entities”) notified us that as of December 31, 2021, the QVT Entities beneficially owned 0% of our ordinary shares; the QVT Entities had previously notified us that each QVT Entity could be deemed to beneficially own 6.68% of our ordinary shares as of December 31, 2020, 6.83% of our ordinary shares as of December 31, 2019 and 6.01% of our ordinary shares as of December 31, 2018. On February 10, 2022, Ninety One SA (Pty) Limited (“Ninety One”) notified us that as of January 31, 2022, it held 0.03% of our ordinary shares; Ninety One had previously notified us that it beneficially owned 5.05% of our ordinary shares as of December 31, 2020. On February 3, 2022, Industrial Partnership Investments Proprietary Limited and Remgro Limited (the “Remgro Entities”) notified us that as of January 28, 2022, the Remgro Entities beneficially owned 0% of our ordinary shares; the Remgro Entities had previously notified us that as of  June 18, 2018 they each could be deemed to beneficially own 22.7% of our ordinary shares.  On September 28, 2021, Grindrod Limited notified us that as of September 22, 2021, it beneficially owned 0% of our ordinary shares; Grindrod Limited had previously notified us that it (directly, and through its subsidiary, Grindrod (South Africa) Proprietary Limited) beneficially owned 9.7% of our ordinary shares as of September 8, 2020.

(2)	Percentage amounts based on 18,484,861 ordinary shares outstanding (excluding treasury shares) as of March 1, 2022.

None of the above shareholders hold voting rights which are different from those that are held by Grindrod Shipping’s other shareholders.

On March 1, 2021, 246,191 new ordinary shares were issued to fulfill the vesting of the Forfeitable Share Plan awards. The share capital increased by 246,191 shares to 19,310,024 shares in issue (including treasury shares) since the date of listing on NASDAQ, June 18, 2018, and the date of this annual report.

On September 27, 2021, certain existing shareholders of the Company completed an underwritten public secondary offering of 1,841,962 ordinary shares. The selling shareholders received all of the proceeds from such offering.

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

As of December 31, 2021, Cede & Co, a nominee of The Depository Trust Company, is the record holder of 18,322,361 ordinary shares, two recipients of ordinary shares issued in terms of our 2018 FSP are record holders of an aggregate of 162,500 ordinary shares, and we are the record holder of 825,163 ordinary shares, being treasury shares. We believe that the ordinary shares held by Cede & Co. and the two aforementioned record holders (excluding us) include 7,370,552, or 39.9% (based on 18,484,861 ordinary shares outstanding, excluding treasury shares), ordinary shares held by beneficial owners in the United States.

Related Party Transactions

For a description of our material joint ventures, see “Item 4. Information on the Company—Business Overview—Our Joint Ventures”.

For a description of our financing arrangements with certain of our joint ventures, see “Item 4. Information on the Company—Business Overview—Our Joint Ventures”, “Item 5. Operating and Financial Review and Prospects—Off Balance Sheet Arrangements” and Notes 10 and 11 to our consolidated financial statements.

Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

Reference is made to Item 18 for a list of all financial statements filed as part of this annual report. For information on legal proceedings, please refer to “Item 4. Information on the Company—Business Overview—Legal Proceedings”.

Dividend Policy and Dividend Distributions

We intend, subject to operating needs and other circumstances, to return approximately 30% of our adjusted net income (adjusted for extraordinary items) to shareholders through a combination of quarterly dividends and/or share repurchases. The Company intends to pay a minimum quarterly base dividend of $0.03 per share and an additional variable component, that will consist of additional dividends and/or share repurchases. We expect that the return to shareholders will be primarily in the form of dividends, though the Company retains the right to adjust the allocation to maximize value to shareholders based on market conditions, share price levels, share liquidity, and other related matters.

The declaration and payment of dividends, if any, are subject to the discretion of our board of directors. The timing and amount of any dividends declared will depend on, among other things: (i) our earnings, financial condition and cash requirements and available sources of liquidity, (ii) decisions in relation to our growth and leverage strategies, (iii) provisions of Singapore law governing the payment of dividends, (iv) restrictive covenants in our existing and future debt instruments and (v) global financial conditions. Our board of directors may review and amend our dividend policy from time to time and we may stop paying dividends at any time and cannot assure you that we will pay any dividends, including any minimum quarterly base dividend amount, in the future or of the amount of any such dividends. For the avoidance of doubt, the payment of any dividends is not guaranteed, and the payment of dividend is subject at all times to the requirements and restrictions set out in the Company’s Constitution and Singapore Companies Act (Cap. 50).  See “Item 3. Key Information—Risk Factors-Grindrod Shipping may not have sufficient distributable profits to pay dividends or otherwise distribute cash or assets to shareholders” and “Item 10. Additional Information—Dividends”.

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

SA Tax Resident Shareholders who are individuals can apply to the extent of their single discretionary allowance and foreign capital allowance. If their investment in our ordinary shares registered on the U.S. branch register
will exceed these allowances they will need to apply for a special tax clearance certificate before applying to Fin Surv for approval.

SA Tax Resident Shareholders that are corporates will also need to apply for approval to hold our ordinary shares as part of their foreign portfolio investment allowance, provided they do not hold more than 10% of our ordinary shares.

Repositioning of ordinary shares on register located in South Africa to an account with a U.S. broker-dealer

A deemed disposal and reacquisition for an amount equal to the market value of that security will be triggered where a SA Tax Resident Shareholder (applying only to a natural person or a trust) chooses to reposition their ordinary shares reflected in the administrative depository register located in South Africa to an account with a U.S. broker-
dealer
. The deemed disposal and reacquisition will be deemed to take place on the day that the security is registered on the U.S. branch register.  Please note that this is a recent amendment in the Income Tax Act which came into operation on March 1, 2021 and applies in respect of any security listed on an exchange outside of South Africa on or after that date.

Please refer to “
Taxation of Capital Gains
” below in respect of the South African tax consequences of the deemed disposal for SA Tax Resident Shareholders which are natural persons or trusts.

Controlled Foreign Company, or CFC

Notably, a controlled foreign company is a non-South African company in which more than 50% of the participation rights / voting rights are directly or indirectly held / exercisable by SA Tax Resident Shareholders who are not headquarter companies.

Prior to January 28, 2022, the Grindrod Shipping ordinary shares were held more than 50% by SA Tax Resident Shareholders, who each held at least 5% of the listed Grindrod Shipping ordinary shares and thus Grindrod Shipping appeared to be a CFC. Any non-South African subsidiaries of Grindrod Shipping in which it could exercise more than 50% of the voting rights would also be CFCs. Certain profits of CFCs would be included in the taxable income of SA Tax Resident Shareholders subject to certain exclusions and exemptions.

Because the Company was a CFC, SA Tax Resident Shareholders who, together with connected persons, held more than 10% of the Grindrod Shipping ordinary shares are advised to obtain tax advice regarding the South African tax implications, including the tax treatment of foreign dividends, arising from holding shares in a CFC. The tax implications set out below may potentially not apply to such shareholders.

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

Corporate Income Tax in relation to dividends

In terms of Section 10B(2)(d) of the Income Tax Act, foreign dividends, excluding such dividends that consist of a distribution of an asset in specie, from the Company will typically be exempt from income tax in the hands of tax residents of South Africa.

In terms of section 10B(2)(e), foreign dividends in respect of a listed share that constitute a distribution of and asset in specie will be exempt in the hands of South African tax resident companies. Where the shareholder is any person other than a South African tax resident company (for example, an individual or trust), a portion, determined in terms of a formula, of the market value of the distribution in specie would be included in the income of the shareholder.

Non-resident shareholders should not be subject to South African income tax in respect of such foreign dividends on the basis that these dividends arise from a source outside South Africa.

Dividends Tax

For purposes of determining a shareholder’s liability for dividends tax, the definition of a dividend in section 64D of the Income Tax Act includes a foreign dividend paid by a foreign company listed on the JSE, provided that the foreign dividend does not constitute the distribution of an asset in specie. Thus a foreign dividend declared by a company listed on the JSE, will not attract dividends tax if it constitutes the distribution of an asset in specie. Moreover, a foreign dividend received by a SA Tax Resident Shareholder which holds shares in the Company which are registered on the NASDAQ (and does not hold shares registered on the South African administrative depository register would not be subject to dividends tax in South Africa.

In terms of Section 64D of the Income Tax Act, a cash foreign dividend declared by the Company will fall within the definition of a dividend for dividends tax purposes. Such foreign dividends will attract dividends tax calculated at the rate of 20% of the amount of any foreign dividends paid or becoming due and payable.

In terms of section 64F of the Income Tax Act certain foreign dividends are exempt from dividends tax. These include, inter alia, foreign dividends declared to South African resident companies, provided that the shareholder in question has made the necessary declaration and undertaking prior to the dividend having been paid or becoming due and payable.

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

Capital Gains upon Disposition of Ordinary Shares

Under current Singapore tax laws, there is no tax on capital gains. There are no specific laws or regulations which deal with the characterization of whether a gain is income or capital in nature. Gains arising from the disposal of Grindrod Shipping’s ordinary shares may be construed to be of an income nature and subject to Singapore income tax, if these are regarded as shares held on revenue account for trading purposes. However, under Singapore tax laws, any gains derived by a divesting company from its disposal of ordinary shares in an investee company between June 1, 2012 and December 31, 2027 are generally not taxable if immediately prior to the date of the relevant disposal, the investing company legally and beneficially has held at least 20% of the ordinary shares in the investee company for a continuous period of at least 24 months.

Goods and Services Tax

The gross proceeds received from the issue or transfer of ownership of Grindrod Shipping’s ordinary shares to a Singapore incorporated entity should be exempt from Singapore Goods and Services Tax. On the other hand, the gross proceeds received from the issue or transfer of shares of Grindrod Shipping’s ordinary shares to an overseas incorporated entity should qualify for zero-rating GST treatment.  Hence, the holders would not incur any Goods and Services Tax on the subscription or subsequent transfer of the shares.

Stamp Duty

If Grindrod Shipping’s ordinary shares evidenced in certificated forms are acquired in Singapore, stamp duty is payable on the instrument of their transfer at the rate of 0.2% of the consideration for or market value of Grindrod Shipping’s ordinary shares, whichever is higher.

Where an instrument of transfer is executed outside Singapore or no instrument of transfer is executed, no stamp duty is payable on the acquisition of Grindrod Shipping’s ordinary shares. However, stamp duty may be payable if the instrument of transfer is executed outside Singapore and is received in Singapore. The stamp duty is borne by the purchaser unless there is an agreement to the contrary. Transfer of scripless shares is generally not subject to Singapore stamp duty.

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

Our bank loans and other borrowings were originally issued at US$ LIBOR floating rates plus a margin. They have not been transitioned to an alternative rate as the US$ LIBOR referred to in the agreements will continue to be quoted until 30 June 2023.  Two of the bank loans will mature before this date and do not require amendment. Management are discussing the transition for the longer term bank loans and other borrowings with the lenders and do not anticipate material adjustments to effective interest rates. We do not currently have any interest rate hedging instruments.

For the years ended December 31, 2021, 2020 and 2019, we paid interest on our outstanding debt at a weighted average interest rate of 3.82%, 3.71% and 5.09%, respectively. A 0.5% increase or decrease in LIBOR would have increased or decreased our interest expense for the years ended December 31, 2021, 2020 and 2019, by $0.5 million, $1.1 million and $0.7 million, respectively.

Foreign Exchange Rate Risk

Our primary economic environment is the international shipping market. This market utilizes the U.S. dollar as its functional currency. Consequently, virtually all of our revenue and expenses are in U.S. dollars. Transactions in currencies other than the functional currency are translated at the exchange rate on the transaction date and the relevant payment is translated on the payment date, with the difference being reported in the income statement as an exchange gain or loss. In addition, a part of our debt obligations were, but no longer are, denominated in currencies other than the U.S. dollar, being the Japanese Yen. Assets and liabilities denominated in currencies different from the functional currency are translated into the functional currency for the preparation of the statement of financial position at the exchange rate prevailing on the statement of financial position date. Differences in exchange rates between statement of financial position dates may lead to gains or losses being reported in the income statement.

Extraordinary transactions and the translation of the financial statements of the subsidiaries whose functional currencies are not the U.S. dollar for purposes of preparing our consolidated financial statements, may follow different translation procedures. Depreciation in the value of the U.S. dollar relative to other currencies will increase the U.S. dollar cost of us paying such expenses. The portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations.

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

	Impact on profit or loss
(In millions of U.S. dollars)	2021	2020
U.S. dollars	$0.1	$0.2
South African Rand	(0.5)	(0.0)

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

As of December 31, 2021, we had 23 FFAs outstanding. There were no outstanding contracts as of December 31, 2020 and December 31, 2019. For the years ended December 31, 2021, 2020 and 2019, we recorded a net gain on outstanding FFAs of $5.1 million, $nil, and $nil, respectively, in our consolidated financial statements, which resulted from fair value gains.

Bunker Price Risk

Our operating results are affected by movement in the price of fuel oil consumed by the vessels-known in the industry as bunkers. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including changes in legislation such as the IMO 2020 regulations, geopolitical developments, supply of and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Further, fuel may become much more expensive in the future, which may reduce our profitability. We do hedge some of our exposure to bunker price risk.

For the years ended December 31, 2021, 2020 and 2019, we recorded a net gain of $0.2 million, a net gain of $0.5 million and a net gain of $0.2 million on bunker swaps, respectively, which resulted from fair value loss or gain, in our consolidated financial statements.

A 10% increase or decrease in the bunker price, would result in a decrease or increase of the hedging reserve for the years ended December 31, 2021, 2020 and 2019, by $0.8 million, $0.2 million and $0.2 million, respectively.

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

A. Disclosure Controls and Procedures

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, conducted an evaluation, pursuant to Rule 13a-15(e) promulgated under the Exchange Act, of the effectiveness of our disclosure controls and procedures as of December 31, 2021. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of December 31, 2021. Disclosure controls and procedures means controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

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

B. Management’s Annual Report on Internal Control Over Financial Reporting

In accordance with Rule 13a-15(f) of the Exchange Act, the management of the Company is responsible for the establishment and maintenance of adequate internal controls over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The Company's system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS as issued by the IASB and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposal of the Company's assets that could have a material effect on the financial statements. Management has performed an assessment of the effectiveness of the Company's internal controls over financial reporting as of December 31, 2021, based on the provisions of Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in 2013. Based on our assessment, management determined that the Company's internal controls over financial reporting were effective as of December 31, 2021 based on the criteria in Internal Control - Integrated Framework issued by COSO (2013).

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

D. Changes in Internal Control Over Financial Reporting

During the year ended December 31, 2021, there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Deloitte & Touche LLP, an affiliate of a member firm of the Deloitte Network, namely Deloitte Network Southeast Asia Ltd, is our independent registered public accounting firm for the audits of the years ended December 31, 2021, 2020 and 2019. The Audit and Risk Committee, or ARC, is responsible for the appointment, compensation and oversight of the work of the independent auditor and is required to pre-approve all auditing services and non-audit services (other than “prohibited non-audit services”) to be provided to Grindrod Shipping by Deloitte & Touche LLP, subject to the de minimis exceptions for non-audit services described in Section 10A(i)(1)(B) of the Exchange Act, which are approved by the ARC prior to the completion of the audit.

Our ARC charter also provides that the ARC may delegate authority to one or more independent members of the ARC to grant pre-approvals of audit and permitted non-audit services; provided that any such pre-approvals shall be presented to the full ARC at its next scheduled meeting. Notwithstanding the foregoing, pre-approval is not necessary for minor non-audit services if: (A) the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of revenues paid by the Company to its External Auditor during the fiscal year in which the non-audit services are provided; (B) such services were not recognized by the Company at the time of the engagement to be non-audit services; and (C) such services are promptly brought to the attention of the ARC and approved prior to the completion of the audit by the ARC or by one or more members of the ARC who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the ARC. The ARC separately pre-approved all engagements and fees paid to our independent auditor that were required under our policy for the fiscal year ended December 31, 2021.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte & Touche LLP (PCAOB ID N
o
.1046) for the years ended December 31, 2021, 2020 and 2019.

	Year Ended December 31,
(In thousands of U.S. dollars)	2021	2020	2019
Audit Fees (1)	1,765.6	1,426.8	1,633.1
Audit-Related Fees (2)	65.6	13.0	1.4
Tax Fees (3)	14.2	36.4	17.4
Other Fees (4)	-	16.0	2.1
Total Fees	1,845.4	1,492.2	1,654.0

(1)
Includes fees billed or accrued for professional services rendered by the principal accountant, and member firms in their respective network, for the audit or review of our annual financial statements, and those of our consolidated subsidiaries.

(2)	Fees for services reasonably related to the performance of the audit review and include services associated with the Registration Statement for the year ended December 31, 2021.

(3)	Consists of fees for professional services rendered during the fiscal year by the principal accountant mainly for tax advice, compliance and assistance with tax audits and appeals.

(4)
Other fees comprise of additional services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements, except for those not required by statute or regulation

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On July 14, 2020, our ordinary shareholders passed a resolution authorizing the purchase by us of up to 10% of our outstanding ordinary shares as of the date of the resolution (excluding any ordinary shares held as treasury shares at that date) and on May 20, 2021, our ordinary shareholders passed a resolution on the same terms authorizing the purchase by us of up to 10% of our outstanding ordinary shares as of the date of the resolution (excluding any ordinary shares held as treasury shares at that date) or 1,931,002 ordinary shares. The table below sets forth information relating to our acquisition of a total of 825,829 ordinary shares during the year end December 31, 2021 since the granting of these authorities.  The maximum number of ordinary shares that may yet be purchased under the authorization is 1,105,173. Purchases or acquisitions of our ordinary shares may be made by way of open market purchases on NASDAQ and / or the JSE and at such price or prices as may be determined by the Board from time to time in accordance with the shareholder authorization. At our next annual general meeting, we expect to seek approval of the renewal of our share repurchase program on the same terms as currently in effect.

Period	Total number of ordinary shares purchased	Weighted average price per ordinary share (1)	Total Number of Shares Purchased as part of Publicly Announced Plans or Programs	Maximum Number (or Appropriate U.S. Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
January 1 - January 31, 2021	-	-	-	-
February 1 - February 28, 2021	-	-	-	-
March 1 - March 31, 2021	-	-	-	-
April 1 - April 30, 2021	-	-	-	-
May 1 - May 31, 2021	32,261	$8.45	32,361	-	(2)
June 1 - June 30, 2021	1,206	$8.70	1,206	-	(2)
July 1 - July 31, 2021	-	-	-	-
August 1 - August 31, 2021	91,871	$14.87	91,871	-	(2)
September 1 - September 30, 2021	-	-	-	-
October 1 - October 31, 2021	-	-	-	-
November 1 - November 30, 2021	328,531	$14.45	328,531	-	(2)
December 1 - December 31, 2021	371,960	$14.58	371,960	-	(2)
Total ordinary shares purchased	825,829	$14.31	825,829	-

The following table sets forth information relating to purchases of our ordinary shares in 2021 by certain of our directors in open market transactions that were not under our publicly announced share repurchase program discussed above. The disclosure below should not be deemed to be an admission that any such directors is an “affiliated purchaser” within the meaning of Rule 10b-18(a)(3) of the Exchange Act.

Period	Total number of ordinary shares purchased	Weighted average price per ordinary share	Total Number of Shares Purchased as part of Publicly Announced Plans or Programs	Maximum Number (or Appropriate U.S. Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
January 1 - January 31, 2021	-	-	-	-
February 1 - February 28, 2021	-	-	-	-
March 1 - March 31, 2021	-	-	-	-
April 1 - April 30, 2021	-	-	-	-
May 1 - May 31, 2021	-	-	-	-
June 1 - June 30, 2021	-	-	-	-
July 1 - July 31, 2021	-	-	-	-
August 1 - August 31, 2021	1,200	$13.85	-	-
September 1 - September 30, 2021	-	-	-	-
October 1 - October 31, 2021	-	-	-	-
November 1 - November 30, 2021	-	-	-	-
December 1 - December 31, 2021	-	-	-	-
Total ordinary shares purchased	1,200	$13.85	-	-

(1)
For purposes of the weighted average price per ordinary share calculation, ordinary share purchases made in South African Rand have been converted into U.S. Dollars using the closing exchange rate on December 31, 2021 of 0.0628.

(2)	The purchases of ordinary shares were not made under our publicly announced share repurchase plan.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

The information contained in “Item 6. Directors, Senior Management and Employees—Corporate Governance Practices” in this annual report is incorporated by reference to this Item 16G.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Grindrod Shipping has responded to Item 18 in lieu of responding to this item.

ITEM 18.	FINANCIAL STATEMENTS

Historical Consolidated Financial Statements

See pages F-1 to F-88 for the financial statements of Grindrod Shipping filed as part of this annual report.

ITEM 19.	EXHIBITS

The following instruments and documents are included as Exhibits to this annual report.

No.	Exhibit
1.1	Constitution of Grindrod Shipping Holdings Ltd.(1)
2.1	Share Purchase Agreement between Grindrod Limited and Grindrod Shipping Holdings Pte. Ltd. in respect of Grindrod Shipping (South Africa) Pty Ltd dated March 23, 2018(2)
2.2	Share Purchase Agreement between Grindrod Limited and Grindrod Shipping Holdings Pte. Ltd. in respect of Grindrod Shipping Pte. Ltd. dated March 23, 2018(2)
2.3	Implementation Agreement between Grindrod Shipping Holdings Pte. Ltd., Grindrod Limited, Grindrod Shipping (South Africa) Pty Ltd and Grindrod Shipping Pte. Ltd. dated March 23, 2018(2)
2.4	Form of Specimen Ordinary Share Certificate (Grindrod Shipping Holdings Ltd.)(3)
2.5	Description of the rights of each class of securities registered under Section 12 of the Exchange Act.(5)
4.1(a)	Transitional Services Agreement between Grindrod Shipping (South Africa) Pty Ltd and Grindrod Limited dated April 23, 2018(3)
4.1(a)(i)	Addendum dated May 19, 2020 to the Transitional Services Agreement between Grindrod Shipping (South Africa) Pty Ltd and Grindrod Limited dated April 23, 2018(5)
4.1(b)	Transitional Services Agreement between Grindrod Shipping Holdings Pte. Ltd. and Grindrod Limited dated April 24, 2018(3)
4.1(b)(i)	Addendum dated May 20, 2020 to the Transitional Services Agreement between Grindrod Shipping Holdings Ltd. and Grindrod Limited dated April 24, 2018(5)
4.2	Form of 2018 Forfeitable Share Plan(1)
4.3(a)	Shareholders’ Agreement between Grindrod Shipping Pte. Ltd., Sankaty European Investments III S.À.R.L., Regiment Capital Ltd and IVS Bulk Pte. Ltd. dated December 11, 2013(2)
4.3(b)	First Amendment to Shareholders’ Agreement between Grindrod Shipping Pte. Ltd., Sankaty European Investments III S.A.R.L., Regiment Capital Ltd and IVS Bulk Pte. Ltd. dated February 4, 2015(2)
4.3(c)	Second Amendment to Shareholders’ Agreement between Grindrod Shipping Pte. Ltd., Sankaty European Investments III S.A.R.L., Regiment Capital Ltd and IVS Bulk Pte. Ltd. dated January 20, 2016(2)
4.3(d)	Third Amendment to Shareholders’ Agreement between Grindrod Shipping Pte. Ltd., Sankaty European Investments III S.A.R.L., Regiment Capital Ltd and IVS Bulk Pte. Ltd. dated April 1, 2016(2)
4.3(e)	Fourth Amendment to Shareholders’ Agreement between Grindrod Shipping Pte. Ltd., Sankaty European Investments III S.A.R.L., Regiment Capital Ltd and IVS Bulk Pte. Ltd. dated April 25, 2016(2)
4.3(f)	Fifth Amendment to Shareholders’ Agreement between Grindrod Shipping Pte. Ltd., Sankaty European Investments III S.A.R.L., Regiment Capital Ltd and IVS Bulk Pte. Ltd. dated July 6, 2016(2)
4.3(g)	Sixth Amendment to Shareholders’ Agreement between Grindrod Shipping Pte. Ltd., Sankaty European Investments III S.A.R.L., Regiment Capital Ltd and IVS Bulk Pte. Ltd. dated October 31, 2016(2)
4.3(h)	Seventh Amendment to Shareholders’ Agreement between Grindrod Shipping Pte. Ltd., Sankaty European Investments III S.A.R.L., Regiment Capital Ltd and IVS Bulk Pte. Ltd. dated January 31, 2019(4)
4.3(i)	Eighth Amendment to Shareholders’ Agreement between Grindrod Shipping Pte. Ltd., Sankaty European Investments III S.A.R.L., Regiment Capital Ltd and IVS Bulk Pte. Ltd. dated March 26, 2019(4)
4.3(j)	Ninth Amendment to Shareholders’ Agreement between Grindrod Shipping Pte. Ltd., Sankaty European Investments III S.A.R.L., Regiment Capital Ltd and IVS Bulk Pte. Ltd. dated June 13, 2019(5)

4.3(k)	Tenth Amendment to Shareholders’ Agreement between Grindrod Shipping Pte. Ltd., Sankaty European Investments III S.A.R.L., Regiment Capital Ltd and IVS Bulk Pte. Ltd. dated September 11, 2019(5)
4.3(l)	Eleventh Amendment to Shareholders’ Agreement between Grindrod Shipping Pte. Ltd., Sankaty European Investments III S.A.R.L., Regiment Capital Ltd and IVS Bulk Pte. Ltd. dated November 25, 2019(5)
4.3(m)	Twelfth Amendment to Shareholders’ Agreement between Grindrod Shipping Pte. Ltd., Sankaty European Investments III S.A.R.L., Regiment Capital Ltd and IVS Bulk Pte. Ltd. dated December 30, 2019(5)
4.4(a)	Shareholders’ Agreement between Grindrod Shipping Pte. Ltd. and Vitol Shipping Singapore Pte. Ltd. dated April 2, 2012(2)
4.4(b)	Addendum to Shareholders’ Agreement between Grindrod Shipping Pte. Ltd. and Vitol Shipping Singapore Pte. Ltd. dated December 2012(2)
4.4(c)	Agreement between Grindrod Shipping Pte. Ltd. and Vitol Shipping Singapore Pte. Ltd. dated August 30, 2018(4)
4.5	Loan Agreement, dated August 26, 2010, between Island View Shipping International Pte. Ltd., Standard Chartered Bank (Singapore Branch) and the banks and financial institutions named therein(1)
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
4.20
$100.0 million Facility Agreement dated May 8, 2018, between Grindrod Shipping Pte. Ltd., IVS Bulk Carriers Pte. Ltd., IVS Bulk Owning Pte. Ltd., IVS Bulk 462 Pte. Ltd., IVS Bulk 475 Pte. Ltd., Unicorn Atlantic Pte. Ltd., Unicorn Baltic Pte. Ltd., Unicorn Ross Pte. Ltd., Unicorn Ionia Pte. Ltd., IVS Bulk 511 Pte. Ltd., IVS Bulk 603 Pte. Ltd., IVS Bulk 707 Pte. Ltd., Unicorn Caspian Pte. Ltd., IVS Bulk 512 Pte. Ltd., IVS Bulk 609 Pte. Ltd., IVS Bulk 611 Pte. Ltd., IVS Bulk 612 Pte. Ltd., Crédit Agricole Corporate and Investment Bank, DVB Bank SE Singapore Branch, Standard Chartered Bank, Singapore Branch and the banks and financial institutions named therein(3)

4.20(a)
Side Letter dated December 14, 2018 to the $100.0 million Facility Agreement dated May 8, 2018, between Grindrod Shipping Pte. Ltd., Crédit Agricole Corporate and Investment Bank, DVB Bank SE Singapore Branch, Standard Chartered Bank, Singapore Branch and the banks and financial institutions, and guarantors named therein(4)

4.20(b)
Side Letter No. 2 dated June 28, 2019 to the $100.0 million Facility Agreement dated May 8, 2018, between Grindrod Shipping Pte. Ltd., Crédit Agricole Corporate and Investment Bank, DVB Bank SE Singapore Branch, Standard Chartered Bank, Singapore Branch and the banks and financial institutions, and guarantors named therein(5)

4.20(c)
Side Letter No. 3 dated April 16, 2020 to the $100.0 million Facility Agreement dated May 8, 2018, between Grindrod Shipping Pte. Ltd., Crédit Agricole Corporate and Investment Bank, DVB Bank SE Singapore Branch, Standard Chartered Bank, Singapore Branch and the banks and financial institutions, and guarantors named therein(5)

4.20(d)
Letter dated June 5, 2020 relating to the $100.0 million Facility Agreement dated May 8, 2018, between Grindrod Shipping Pte. Ltd., Crédit Agricole Corporate and Investment Bank, DVB Bank SE Singapore Branch, Standard Chartered Bank, Singapore Branch and the banks and financial institutions, and guarantors named therein(5)

4.20(e)
Side Letter No. 4 dated June 30, 2020 to the $100.0 million Facility Agreement dated May 8, 2018, between Grindrod Shipping Pte. Ltd., Crédit Agricole Corporate and Investment Bank, DVB Bank SE Singapore Branch, Standard Chartered Bank, Singapore Branch and the banks and financial institutions, and guarantors named therein(6)

4.20(f)
Side Letter No. 5 dated November 11, 2020 to the $100.0 million Facility Agreement dated May 8, 2018, between Grindrod Shipping Pte. Ltd., Crédit Agricole Corporate and Investment Bank, DVB Bank SE Singapore Branch, Standard Chartered Bank, Singapore Branch and the banks and financial institutions, and guarantors named therein(6)

4.20(g)
Side Letter No. 6 dated December 31, 2020 to the $100.0 million Facility Agreement dated May 8, 2018, between Grindrod Shipping Pte. Ltd., Crédit Agricole Corporate and Investment Bank, DVB Bank SE Singapore Branch, Standard Chartered Bank, Singapore Branch and the banks and financial institutions, and guarantors named therein(6)

4.20(h)
Side Letter No. 7 dated June 7, 2021 to the $100.0 million Facility Agreement dated May 8, 2018, between Grindrod Shipping Pte. Ltd., Crédit Agricole Corporate and Investment Bank and NIBC Bank N.V. and the banks and financial institutions, and guarantors named therein

4.21
$29.9 million Term Loan Facility Agreement dated December 21, 2018 between Grindrod Shipping Holdings Ltd., Unicorn Moon Pte. Ltd., Unicorn Sun Pte. Ltd., NIBC Bank N.V. and the banks and financial institutions named therein(4)

4.21(a)
Side Letter dated June 28, 2019 to the $29.9 million Term Loan Facility Agreement dated December 21, 2018 between Grindrod Shipping Holdings Ltd., Unicorn Moon Pte. Ltd., Unicorn Sun Pte. Ltd., NIBC Bank N.V. and the banks and financial institutions named therein(5)

4.21(b)
Side Letter No. 2 dated May 8, 2020 to the $29.9 million Term Loan Facility Agreement dated December 21, 2018 between Grindrod Shipping Holdings Ltd., Unicorn Moon Pte. Ltd., Unicorn Sun Pte. Ltd., NIBC Bank N.V. and the banks and financial institutions named therein(5)

4.21(c)
Letter dated June 4, 2020 relating to the $29.9 million Term Loan Facility Agreement dated December 21, 2018 between Grindrod Shipping Holdings Ltd., Unicorn Moon Pte. Ltd., Unicorn Sun Pte. Ltd., NIBC Bank N.V. and the banks and financial institutions named therein(5)

4.21(d)
Side Letter No. 3 dated June 30, 2020 to the $29.9 million Term Loan Facility Agreement dated December 21, 2018 between Grindrod Shipping Holdings Ltd., Unicorn Moon Pte. Ltd., Unicorn Sun Pte. Ltd., NIBC Bank N.V. and the banks and financial institutions named therein(6)

4.21(e)
Side Letter No. 4 dated December 30, 2020 to the $29.9 million Term Loan Facility Agreement dated December 21, 2018 between Grindrod Shipping Holdings Ltd., Unicorn Moon Pte. Ltd., Unicorn Sun Pte. Ltd., NIBC Bank N.V. and the banks and financial institutions named therein(6)

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
4.25
$114.1 million Term Loan Facility Agreement dated February 10, 2020, between IVS Bulk Pte. Ltd., Grindrod Shipping Holdings Ltd., IVS Bulk 709 Pte. Ltd., IVS Bulk 5858 Pte. Ltd., IVS Bulk 543 Pte. Ltd., IVS Bulk 5855 Pte. Ltd., IVS Bulk 541 Pte. Ltd., IVS Bulk 545 Pte. Ltd., IVS Bulk 712 Pte. Ltd., IVS Bulk 1345 Pte. Ltd., IVS Bulk 554 Pte. Ltd., IVS Bulk 7297 Pte. Ltd., IVS Bulk 3693 Pte. Ltd., Crédit Agricole Corporate and Investment Bank, Hamburg Commercial Bank AG, and the banks and financial institutions named therein(5)

4.25(a)
Letter dated June 4, 2020 relating to the $114.1 million Term Loan Facility Agreement dated February 10, 2020, between IVS Bulk Pte. Ltd., Grindrod Shipping Holdings Ltd., IVS Bulk 709 Pte. Ltd., IVS Bulk 5858 Pte. Ltd., IVS Bulk 543 Pte. Ltd., IVS Bulk 5855 Pte. Ltd., IVS Bulk 541 Pte. Ltd., IVS Bulk 545 Pte. Ltd., IVS Bulk 712 Pte. Ltd., IVS Bulk 1345 Pte. Ltd., IVS Bulk 554 Pte. Ltd., IVS Bulk 7297 Pte. Ltd., IVS Bulk 3693 Pte. Ltd., Crédit Agricole Corporate and Investment Bank, Hamburg Commercial Bank AG, and the banks and financial institutions named therein(5)

4.25(b)
Supplemental Letter dated June 30, 2020 relating to the $114.1 million Term Loan Facility Agreement dated February 10, 2020, between IVS Bulk Pte. Ltd., Grindrod Shipping Holdings Ltd., IVS Bulk 709 Pte. Ltd., IVS Bulk 5858 Pte. Ltd., IVS Bulk 543 Pte. Ltd., IVS Bulk 5855 Pte. Ltd., IVS Bulk 541 Pte. Ltd., IVS Bulk 545 Pte. Ltd., IVS Bulk 712 Pte. Ltd., IVS Bulk 1345 Pte. Ltd., IVS Bulk 554 Pte. Ltd., IVS Bulk 7297 Pte. Ltd., IVS Bulk 3693 Pte. Ltd., Crédit Agricole Corporate and Investment Bank, Hamburg Commercial Bank AG, and the banks and financial institutions named therein(6)

4.25(c)
Supplemental Letter dated December 29, 2020 relating to the $114.1 million Term Loan Facility Agreement dated February 10, 2020, between IVS Bulk Pte. Ltd., Grindrod Shipping Holdings Ltd., IVS Bulk 709 Pte. Ltd., IVS Bulk 5858 Pte. Ltd., IVS Bulk 543 Pte. Ltd., IVS Bulk 5855 Pte. Ltd., IVS Bulk 541 Pte. Ltd., IVS Bulk 545 Pte. Ltd., IVS Bulk 712 Pte. Ltd., IVS Bulk 1345 Pte. Ltd., IVS Bulk 554 Pte. Ltd., IVS Bulk 7297 Pte. Ltd., IVS Bulk 3693 Pte. Ltd., Crédit Agricole Corporate and Investment Bank, Hamburg Commercial Bank AG, and the banks and financial institutions named therein (6)

4.25(d)
Amendment and Restatement Agreement dated September 10, 2021 relating to the $114.1 million Term Loan Facility Agreement dated February 10, 2020, between IVS Bulk Pte. Ltd., Grindrod Shipping Holdings Ltd., IVS Bulk 709 Pte. Ltd., IVS Bulk 5858 Pte. Ltd., IVS Bulk 543 Pte. Ltd., IVS Bulk 5855 Pte. Ltd., IVS Bulk 541 Pte. Ltd., IVS Bulk 545 Pte. Ltd., IVS Bulk 712 Pte. Ltd., IVS Bulk 1345 Pte. Ltd., IVS Bulk 554 Pte. Ltd., IVS Bulk 7297 Pte. Ltd., IVS Bulk 3693 Pte. Ltd., Crédit Agricole Corporate and Investment Bank, Hamburg Commercial Bank AG, and the banks and financial institutions named therein

4.26	$35.8 million Financing Agreement dated February 13, 2020, between Grindrod Shipping Pte. Ltd., the Lenders from time to time party thereto and Sankaty European Investments III S.A.R.L.(5)
4.26 (a)
Payoff Letter for the $35.8 million Financing Agreement dated February 13, 2020, between Grindrod Shipping Pte. Ltd., the Lenders from time to time party thereto and Sankaty European Investments III S.A.R.L.

4.26 (b)
Deed of Discharge, Release and Reassignment for the $35.8 million Financing Agreement dated February 13, 2020, between Grindrod Shipping Pte. Ltd., the Lenders from time to time party thereto and Sankaty European Investments III S.A.R.L.

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
4.31
Share Purchase Agreement dated July 20, 2021, between Letter of Undertaking dated February 14, 2020, by Grindrod Shipping Holdings Ltd. to Sankaty European Investments III S.A.R.L. and Grindrod Shipping Pte. Ltd.

8.1	List of subsidiaries of the registrant
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, U.S.C. Section 1350
13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, U.S.C. Section 1350
15.2	Consent of the Independent Registered Public Accounting Firm
101
The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Statements of Financial Position as of December 31, 2021 and 2020; (ii) Consolidated Statements of Profit or Loss and Other Comprehensive Income for the Years Ended December 31, 2021, 2020 and 2019; (iii) Consolidated Statements of Changes in Equity for the Years ended December 31, 2021, 2020 and  2019; (vi) Consolidated Statements of Cash Flows for the Years Ended December 31, 2021, 2020 and 2019; and (v) Notes to Consolidated Financial Statements for the Years Ended December 31, 2021, 2020 and 2019.

(1)	Incorporated by reference to Amendment No. 1 to the Registrant’s registration statement on form 20-F filed with the Commission on April 6, 2018.

(2)	Incorporated by reference to Amendment No. 2 to the Registrant’s registration statement on form 20-F filed with the Commission on April 30, 2018.

(3)	Incorporated by reference to Amendment No. 3 to the Registrant’s registration statement on form 20-F filed with the Commission on June 5, 2018.

(4)	Incorporated by reference to the Registrant’s 2018 annual report on form 20-F filed with the Commission on April 16, 2019.

(5)	Incorporated by reference to the Registrant’s 2019 annual report on form 20-F files with the Commission on June 5, 2020.

(6)	Incorporated by reference to the Registrant’s 2020 annual report on form 20-F files with the Commission on March 31, 2021.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GRINDROD SHIPPING HOLDINGS LTD.

/s/ Stephen Griffiths
Name	Stephen Griffiths
Title:	Chief Financial Officer
Date:	March 25, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS AND THE BOARD OF DIRE
CTORS OF
GRINDROD SHIPPING HOLDINGS LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Grindrod Shipping Holdings Ltd. and its subsidiaries (the “Group”) as of 31 December 2021 and 2020, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the three years in the period ended 31 December 2021 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material aspects, the financial position of the Group as of 31 December 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

2
5
 March 2022

We have served as the Group’s auditor since 2017.

GRINDROD SHIPPING HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As at 31 December

		2021	2020
	Notes	US$’000	US$’000
ASSETS

Current assets
Cash and bank balances	6	107,118	41,261
Trade receivables	7	8,973	7,928
Contract assets	8	3,686	900
Other receivables and prepayments	9	22,424	18,741
Loans to joint ventures	10	10	798
Derivative financial instruments	11	5,370	458
Inventories	12	13,909	8,700
		161,490	78,786
Assets classified as held for sale	38	-	3,825
Total current assets		161,490	82,611

Non-current assets
Restricted cash	6	6,649	9,304
Ships, property, plant and equipment	13	437,479	475,303
Right-of-use assets	14	32,467	49,062
Interest in joint ventures	16	13	166
Derivative financial instruments	11	611	-
Intangible assets	17	227	405
Goodwill	18	-	960
Other receivables and prepayments	9	380	-
Other investments	19	3,730	3,150
Deferred tax assets	20	2,123	1,138
Total non-current assets		483,679	539,488

Total assets		645,169	622,099

LIABILITIES AND EQUITY

Current liabilities
Trade and other payables	21	33,874	27,355
Contract liabilities	22	8,441	5,094
Lease liabilities	24	27,375	28,120
Bank loans and other borrowings	25	28,020	53,394
Retirement benefit obligations	27	124	-
Derivative financial instruments	11	704	-
Provisions	26	1,019	80
Income tax payable		786	3,350
		100,343	117,393
Liabilities directly associated with assets classified as held for sale	38	-	508
Total current liabilities		100,343	117,901

Non-current liabilities
Trade and other payables	21	160	198
Lease liabilities	24	5,896	23,124
Bank loans and other borrowings	25	217,646	225,038
Retirement benefit obligation	27	1,489	1,819
Total non-current liabilities		225,191	250,179

Capital and reserves
Share capital	28	320,683	320,683
Other equity and reserves	29	(24,068)	(23,078)
Accumulated profit (losses)		23,020	(85,368)
Equity attributable to owners of the Company		319,635	212,237
Non-controlling interests	42	-	41,782
Total equity		319,635	254,019

Total equity and liabilities		645,169	622,099

See accompanying notes to consolidated financial statements.

GRINDROD SHIPPING HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS
Year ended 31 December

		2021	2020	2019
	Notes	US$’000	US$’000	US$’000
Continuing operations
Revenue	30	455,839	210,682	272,292
Cost of sales
Voyage expenses		(96,964)	(81,840)	(141,445)
Vessel operating costs		(43,958)	(37,968)	(19,518)
Charter hire costs		(75,381)	(34,369)	(56,087)
Depreciation of ships, drydocking and plant and equipment– owned assets	35	(25,866)	(22,003)	(10,735)
Depreciation of ships and ship equipment – right-of-use assets	35	(34,898)	(24,674)	(25,004)
Other expenses		(1,875)	(398)	(239)
Cost of ship sale		-	(5,375)	(8,280)
Gross profit		176,897	4,055	10,984
Other operating income (expense)	32	3,849	(293)	(6,524)
Administrative expense		(36,089)	(21,435)	(23,902)
Share of losses of joint ventures	16	(31)	(2,476)	(1,873)
Interest income	33	201	467	1,882
Interest expense	34	(12,298)	(15,106)	(8,052)
Profit (loss) before taxation	35	132,529	(34,788)	(27,485)
Income tax benefit (expense)	36	118	(189)	400
Profit (loss) for the year from continuing operations		132,647	(34,977)	(27,085)

Discontinued operation
Loss for the year from discontinued operation	37	(3,165)	(6,123)	(16,402)
Profit (loss) for the year		129,482	(41,100)	(43,487)

Profit (loss) for the year attributable to:
Owners of the Company		118,925	(38,795)	(43,487)
Continuing operations		122,090	(32,672)	(27,085)
Discontinued operation		(3,165)	(6,123)	(16,402)
Non-controlling interests – continuing operations		10,557	(2,305)	-
		129,482	(41,100)	(43,487)

		US$	US$	US$
Profit (loss) per share attributable to the owners of the Company:
From continuing and discontinued operation
Basic	40	6.21	(2.05)	(2.29)
Diluted	40	5.94	(2.05)	(2.29)

From continuing operations
Basic	40	6.38	(1.72)	(1.42)
Diluted	40	6.10	(1.72)	(1.42)

GRINDROD SHIPPING HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
Year ended 31 December
		2021	2020	2019
	Notes	US$’000	US$’000	US$’000

Profit (loss) for the year		129,482	(41,100)	(43,487)

Items that will not be reclassified subsequently to profit or loss
Remeasurement of defined benefit obligation	27	60	39	(42)
Remeasurement of other investment	19	835	-	-
		895	39	(42)
Items that may be reclassified subsequently to profit or loss
Exchange differences arising on translation of foreign operations		(1,034)	(6,227)	761
Net fair value gain on hedging instruments entered into for cash flow hedges	29	4,999	285	1,040
		3,965	(5,942)	1,801

Other comprehensive income (loss) for the year, net of income tax		4,860	(5,903)	1,759

Total comprehensive income (loss) for the year		134,342	(47,003)	(41,728)

Total comprehensive income (loss) for the year attributable to:
Owners of the Company		123,785	(44,698)	(41,728)
Continuing operations		127,068	(38,063)	(25,528)
Discontinued operation		(3,283)	(6,635)	(16,200)
Non-controlling interests – continuing operations		10,557	(2,305)	-
		134,342	(47,003)	(41,728)
See accompanying notes to consolidated financial statements.

GRINDROD SHIPPING HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the year ended 31 December

	Equity attributable to equity holders of the Company
		Other equity and reserves
	Share capital	Treasury shares	Share compensation reserve	Hedging reserve	Translation reserve	Merger reserve	Accumulated losses	Attributable to owners of the company	Non- controlling interest	Total equity
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Balance at 1 January 2019	320,683	-	1,364	(867)	(3,283)	(18,354)	(7,040)	292,503	-	292,503

Loss for the year	-	-	-	-	-	-	(43,487)	(43,487)	-	(43,487)
Other comprehensive income for the year, net of income tax	-	-	-	1,040	761	-	(42)	1,759	-	1,759
Total comprehensive loss for the year	-	-	-	1,040	761	-	(43,529)	(41,728)	-	(41,728)

Equity-settled share-based payments (Note 29)	-	-	3,156	-	-	-	-	3,156	-	3,156
Acquisition of treasury shares (Note 29)	-	(1,993)	-	-	-	-	-	(1,993)	-	(1,993)
Transaction with owners, recognised directly in equity	-	(1,993)	3,156	-	-	-	-	1,163	-	1,163

Balance at 31 December 2019	320,683	(1,993)	4,520	173	(2,522)	(18,354)	(50,569)	251,938	-	251,938

GRINDROD SHIPPING HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (
c
ont’d)
For the year ended 31 December

	Equity attributable to equity holders of the Company
		Other equity and reserves
	Share capital	Treasury shares	Share compensation reserve	Hedging reserve	Translation reserve	Merger reserve	Accumulated losses	Attributable to owners of the company	Non- controlling interest	Total equity
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Balance at 1 January 2020	320,683	(1,993)	4,520	173	(2,522)	(18,354)	(50,569)	251,938	-	251,938

Loss for the year	-	-	-	-	-	-	(38,795)	(38,795)	(2,305)	(41,100)
Other comprehensive income for the year, net of income tax	-	-	-	285	(6,227)	-	39	(5,903)	-	(5,903)
Total comprehensive loss for the year	-	-	-	285	(6,227)	-	(38,756)	(44,698)	(2,305)	(47,003)

Equity-settled share-based payments (Note 29)	-	-	1,847	-	-	-	-	1,847	-	1,847
Treasury shares reissued to employees under the Forfeitable Share Plan (Note 29)	-	1,606	(2,413)	-	-	-	807	-	-	-
Transfer of pension fund surplus (Note 19)	-	-	-	-	-	-	3,150	3,150	-	3,150
Non-controlling interest on acquisition of a subsidiary (Note 39.1)	-	-	-	-	-	-	-	-	44,087	44,087
Transaction with owners, recognised directly in equity	-	1,606	(566)	-	-	-	3,957	4,997	44,087	49,084

Balance at 31 December 2020	320,683	(387)	3,954	458	(8,749)	(18,354)	(85,368)	212,237	41,782	254,019

GRINDROD SHIPPING HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (
c
ont’d)
For the year ended 31 December

	Equity attributable to equity holders of the Company
		Other equity and reserves
	Share capital	Treasury shares	Share compensation reserve	Hedging reserve	Translation reserve	Merger reserve	Accumulated profit (losses)	Attributable to owners of the company	Non- controlling interest	Total equity
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Balance at 1 January 2021	320,683	(387)	3,954	458	(8,749)	(18,354)	(85,368)	212,237	41,782	254,019

Profit for the year	-	-	-	-	-	-	118,925	118,925	10,557	129,482
Other comprehensive income for the year, net of income tax	-	-	-	4,999	(1,034)	-	895	4,860	-	4,860
Total comprehensive income for the year	-	-	-	4,999	(1,034)	-	119,820	123,785	10,557	134,342

Dividends (Note 41)	-	-	-	-	-	-	(13,546)	(13,546)	-	(13,546)
Equity-settled share-based payments (Note 29)	-	-	3,330	-	-	-	-	3,330	-	3,330
Treasury shares reissued to employees under the Forfeitable Share Plan (Note 29)	-	393	(2,507)	-	-	-	2,114	-	-	-
Acquisition of treasury shares (Note 29)	-	(11,876)	-	-	-	-	-	(11,876)	-	(11,876)
Acquisition of non-controlling interest (Note 39.1)	-	-	-	-	-	5,705	-	5,705	(52,339)	(46,634)
Transaction with owners, recognised directly in equity	-	(11,483)	823	-	-	5,705	(11,432)	(16,387)	(52,339)	(68,726)

Balance at 31 December 2021	320,683	(11,870)	4,777	5,457	(9,783)	(12,649)	23,020	319,635	-	319,635

*	Amount is less than US$1,000.

See accompanying notes to consolidated financial statements.

GRINDROD SHIPPING HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Year ended 31 December

	2021	2020	2019
Operating activities	US$’000	US$’000	US$’000
Profit (loss) for the year	129,482	(41,100)	(43,487)
Adjustments for:
Share of losses of joint ventures	31	945	1,420
Loss on disposal of ships	1,115	788	298
Loss on disposal of business	26	-	-
Gain on disposal of plant and equipment	(14)	-	(4)
Gain on disposal of right-of-use assets	(104)	-	-
Depreciation and amortisation	61,953	51,549	48,763
(Reversal of) impairment loss recognised on ships	(3,557)	16,282	16,995
(Reversal of) impairment loss recognised on right-of-use assets	(1,046)	-	2,250
Impairment loss recognised on goodwill and intangibles	965	-	3,179
Impairment loss recognised on financial assets	681	1,823	-
Impairment loss recognised on net disposal group	2,551	576	-
Impairment loss recognised on plant and equipment	1	138	-
Provision (reversal of provision) for onerous contracts	939	(325)	(408)
Recognition of share-based payments expenses	3,330	1,847	3,156
Net foreign exchange (gain) loss	(744)	(5,157)	709
Interest expense	12,947	16,938	11,916
Interest income	(236)	(565)	(1,979)
Income tax (benefit) expense	(2,831)	723	685
Components of defined benefit costs recognised in profit or loss	177	152	183
Operating cash flows before movements in working capital and ships	205,666	44,614	43,676
Inventories	(5,089)	4,019	(1,644)
Trade receivables, other receivables and prepayments	(5,361)	5,594	(1,506)
Contract assets	(2,786)	2,943	(2,063)
Trade and other payables	6,729	(4,085)	5,796
Contract liabilities	3,347	1,014	28
Due to related parties	233	-	638
Due from related parties	-	(398)	-
Operating cash flows before movements in ships	202,739	53,701	44,925
Capital expenditure on ships	(33,455)	(9,021)	(106,107)
Proceeds from disposal of ships	47,819	40,366	15,634
Net c ash generated from (used in) from operations	217,103	85,046	(45,548)
Interest paid	(11,623)	(14,950)	(11,307)
Interest received	236	725	1,825
Income tax paid	(864)	(437)	(557)
Net cash flows generated from (used in) operating activities	204,852	70,384	(55,587)

Investing activities
Repayment to related parties	-	(2,060)	-
Repayment from related parties	-	-	7,648
Repayment of loans and amount due from joint venture	788	5,127	20,268
Purchase of plant and equipment	(49)	(67)	(94)
Purchase of intangible assets	(6)	(352)	(161)
Proceeds from disposal of plant and equipment	21	-	5
Proceeds from disposal of businesses	68	-	-
Dividends and distributions received from a joint venture	184	3,106	7,500
Cash transferred in from disposal group (Note 38)	60	-	-
Payment for acquisition of subsidiary, net of cash acquired (Note 39.1)	-	(28,313)	-
Net cash generated from (used in) investing activities	1,066	(22,559)	35,166

GRINDROD SHIPPING HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (cont’d)
Year ended 31 December

	2021	2020	2019
	US$’000	US$’000	US$’000
Financing activities (Note A)
Long-term interest bearing debt raised	48,031	60,718	95,824
Payment of capital portion of long-term interest-bearing debt	(82,110)	(74,908)	(45,540)
Principal repayments on lease liabilities	(36,040)	(27,948)	(29,905)
Acquisition of non-controlling interest (Note 39.1)	(46,634)	-	-
Acquisition of treasury shares	(11,876)	-	(1,993)
Dividends paid	(13,546)	-	-
Restricted cash	3,099	155	987
Net cash flows (used in) generated from financing activities	(139,076)	(41,983)	19,373

Net increase (decrease) in cash and cash equivalents	66,842	5,842	(1,048)
Cash and cash equivalents at the beginning of the year (Note 6)	37,942	32,527	33,498
Effect of exchange rate changes on the balance of cash held in foreign currencies	(541)	(427)	77
Cash and cash equivalents at the end of the year	104,243	37,942	32,527

Note A:
Reconciliation of liabilities arising from financing activities

The table below details changes in the Group’s liabilities arising from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be, classified in the Group’s consolidated statement of cash flows as cash flows from financing activities.

	Bank loans and other borrowings (Note 25)	Due (from) to joint venture and related parties – (Note 10)	Lease liabilities (Note 24)
	US$’000	US$’000	US$’000

Balance at 1 January 2020	165,244	941	57,946
Financing cash flows (i)	(14,190)	-	(27,948)
Investing cash flows	-	(2,060)	-
Operating cash flows	-	220	-
Other changes (ii)	127,378	900	21,246
Balance at 31 December 2020	278,432	1	51,244
Financing cash flows (i)	(34,079)	-	(36,040)
Other changes (ii)	1,313	(1)	18,067
Balance at 31 December 2021	245,666	-	33,271

(i)	The cash flows make up the net amount of proceeds from borrowings and repayments of borrowings in the statement of cash flows.
(ii)
Other changes for bank loans relates to interest accruals and net foreign exchange differences. In 2020, this balance included bank loans of US$114.1 million and US$13.1 million arising from bank loans assumed on the acquisition of IVS Bulk. Other changes for due (from) to joint venture and related parties relates to interest accruals and payments and net foreign exchange differences. Other changes for lease liabilities relates to new lease arrangements entered and existing lease contracts terminated.

See accompanying notes to consolidated financial statements.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

The Group completed the plan to discontinue the tanker business during December 2021 and has presented the tanker business as a discontinued operation. The Group is now focused on the drybulk business which is presented as the continuing operations. Prior period figures have been reclassified for the presentation of the tanker business as a discontinued operation which is explained in more detail in Note 37
.

On 11 March 2020, the World Health Organization declared the novel coronavirus (“COVID-19”) outbreak a pandemic. In response to the pandemic, many countries, ports and organisations, including those where the Company conducts a large part of its operations have implemented measures to combat the pandemic, such as quarantines, mask and vaccine mandates and travel restrictions. Such measures have caused and may continue to cause severe trade disruptions. The ongoing pandemic resulted in the decline of  charter rates, which affected the Group’s revenue and cash flows from operations for the year ended 31 December 2020. The Group also experienced some delays in cargo operations due to port restrictions and additional protocols.  As a result of the spread of the pandemic, the Group has incurred some additional crewing expenses arising from crew travel, COVID-19 testing and procurement of personal protection equipment which is included in our vessel operating costs in our Consolidated statements of profit or loss for the years ended 31 December 2021 and 2020. Additionally, the Group experienced some delays in drydocking and installations of ballast water treatment systems, operations and crew changes due to quarantine regulations and COVID-19 testing and the resulting off-hire days. Although the disruption from COVID-19 may only be temporary, given the dynamic nature of these circumstances, the duration of business disruption and the related financial impact cannot be reasonably estimated at this time but could materially affect our business, results of operations and financial condition.

The consolidated financial statements of the Group for the year ended 31 December 2021 were authorised for issue by the Board of Directors on 2
5
March 2022.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2	SIGNIFICANT ACCOUNTING POLICIES

2.1	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”).
2.2	Basis of preparation of historical consolidated financial information

The financial statements are prepared in accordance with the historical cost basis except as disclosed in the accounting policies below.  Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Group takes into account the characteristics of the asset or liability which market participants would take into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these consolidated financial statements is determined on such a basis, except for share-based payment transactions that are within the scope of IFRS 2
Share-based Payment
, leasing transactions that are within the scope of IFRS 16
Leases
, and measurements that have some similarities to fair value but are not fair value, such as net realisable value in IAS 2
Inventories
or value in use in IAS 36
Impairment of Assets
.
2.3	Application of new and revised International Financial Reporting Standards (IFRSs)

From 1 January 2021, the Group has applied a number of new IFRS and amendments to IFRSs issued by the IASB that are mandatorily effective for an accounting period that begins on or after 1 January 2021. The adoption of these new and revised IFRSs has not resulted in significant changes to the Group’s accounting policies and has no material effect on the amounts reported for the current or prior periods except as follows:

Impact of the initial application of Interest Rate Benchmark Reform (Amendments to IFRS 9, IAS 39 and IFRS 7)
In the prior year, the Group adopted the Phase 1 amendments
Interest Rate Benchmark Reform—Amendments to IFRS 9/IAS 39 and IFRS 7
. These amendments modify specific hedge accounting requirements to allow hedge accounting to continue for affected hedges during the period of uncertainty before the hedged items or hedging instruments are amended as a result of the interest rate benchmark reform.

In the current year, the Group adopted the Phase 2 amendments
Interest Rate Benchmark Reform—Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16
. Adopting these amendments enables the Group to reflect the effects of transitioning from interbank offered rates (IBOR) to alternative benchmark interest rates (also referred to as ‘risk free rates’ or RFRs) without giving rise to accounting impacts that would not provide useful information to users of financial statements. The amendments have no material impact on the amounts reported for the current or prior periods.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Impact of initial application of Covid‑19‑Related Rent Concessions beyond 30 June 2021 (Amendment to IFRS 16)
In the prior year, the Group early adopted
Covid-19-Related Rent Concessions (Amendment to IFRS 16)
that provided practical relief to lessees in accounting for rent concessions occurring as a direct consequence of COVID-19, by introducing a practical expedient to IFRS 16. This practical expedient was available to rent concessions for which any reduction in lease payments affected payments originally due on or before 30 June 2021.

In March 2021, the IASB issued
Covid-19-Related Rent Concessions beyond 30 June 2021 (Amendment to IFRS 16)
that extends the practical expedient to apply to reduction in lease payments originally due on or before 30 June 2022.

In the current financial year, the Group has applied the amendment to IFRS 16 (as issued by the Board in May 2021) in advance of its effective date.

The practical expedient permits a lessee to elect not to assess whether a COVID-19-related rent concession is a lease modification. A lessee that makes this election shall account for any change in lease payments resulting from the COVID-19-related rent concession applying IFRS 16 as if the change were not a lease modification.

The practical expedient applies only to rent concessions occurring as a direct consequence of COVID-19 and only if all of the following conditions are met:
•	The change in lease payments results in revised consideration for the lease that is substantially the same as, or less than, the consideration for the lease immediately preceding the change
•
Any reduction in lease payments affects only payments originally due on or before 30 June 2022 (a rent concession meets this condition if it results in reduced lease payments on or before 30 June 2022 and increased lease payments that extend beyond 30 June 2022)

•	There is no substantive change to other terms and conditions of the lease

Impact on accounting for changes in lease payments applying the exemption
The Group did not experience any lease modifications as a result of COVID-19 and have therefore not applied the practical expe dients allowed in the amendment to IFRS 16 (as issued by the IASB in May 2021).
2. 4	New and revised IFRSs in issue but not yet effective

The Group has not applied the following new and revised IFRSs that are relevant to the Group that were issued but are not yet effective:

IFRS 17 (amendments including the June 2020 amendments)	Insurance Contracts
IFRS 10 and IAS 28 (amendments)	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture
Amendments to IAS 1	Classification of liabilities as Current or Non-current
Amendments to IFRS 3	Reference to Conceptual Framework
Amendments to IAS 16	Property, Plant and Equipment – Proceeds before intended use
Amendments to IAS 37	Onerous Contracts – Cost of fulfilling a Contract
Annual improvements to IFRS Standards 2018-2020	Amendments to IFRS 1 First-time Adoption of International Financial Reporting Standards, IFRS 9 Financial Instruments and IFRS 16 Leases
Amendments to IAS 1 and IFRS Practice Statement 2	Disclosure of Accounting Policies
Amendments to IAS 8	Definition of Accounting Estimates
Amendments to IAS 1 2	Deferred Tax related to assets and liabilities arising from a Single Transaction

The directors do not expect that the adoption of the Standards listed above will have a material impact on the financial statements of the Group in future periods.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

2. 5	Basis of Consolidation

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

When the Group loses control of a subsidiary, the gain or loss on disposal recognised in profit or loss is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), less liabilities of the subsidiary and any non-controlling interests. All amounts previously recognised in other comprehensive income in relation to that subsidiary are accounted for as if the Group had directly disposed of the related assets or liabilities of the subsidiary (i.e. reclassified to profit or loss or transferred to another category of equity as required/permitted by applicable IFRS Standards). The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under IFRS 9 when applicable, or the cost on initial recognition of an investment in an associate or a joint venture
F-14

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

2. 6	Business combinations

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

Where applicable, the consideration for the acquisition includes any asset or liability resulting from a contingent consideration arrangement, measured at its acquisition-date fair value.  Subsequent changes in such fair values are adjusted against the cost of acquisition where they qualify as measurement period adjustments.  The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustment depends on how the contingent consideration is classified.  Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with IAS 39
Financial Instruments
, or IAS 37
Provisions, Contingent Liabilities and Contingent Assets
, as appropriate, with the corresponding gain or loss being recognised in profit or loss.

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

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

2. 7	Financial instruments

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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
For financial assets other than purchased or originated credit‑impaired financial assets (i.e. assets that are credit‑impaired on initial recognition), the effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) excluding expected credit losses (ECL), through the expected life of the debt instrument, or, where appropriate, a shorter period, to the gross carrying amount of the debt instrument on initial recognition. For purchased or originated credit-impaired financial assets, a credit-adjusted effective interest rate is calculated by discounting the estimated future cash flows, including ECL, to the amortised cost of the debt instrument on initial recognition.
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
The Group recognises lifetime ECL for trade receivables and contract assets. The ECL on these financial assets are estimated using a provision matrix based on the Group’s historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current as well as the forecast direction of conditions at the reporting date, including time value of money where appropriate.
F-17

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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
F-18

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

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

Measurement and recognition of ECL
The measurement of ECL is a function of the probability of default, loss given default (i.e. the magnitude of the loss if there is a default) and the exposure at default. The assessment of the probability of default and loss given default is based on historical data adjusted by forward‑looking information as described above. As for the exposure at default, for financial assets, this is represented by the assets’ gross carrying amount at the reporting date; for financial guarantee contracts, the exposure includes the amount drawn down as at the reporting date, together with any additional amounts expected to be drawn down in the future by default date determined based on historical trend, the Group’s understanding of the specific future financing needs of the debtors, and other relevant forward-looking information.
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
F-19

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
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
F-20

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2	SIGNIFICANT ACCOUNTING POLICIES (cont’d)
Derivative financial instruments
The Group enters into freight forward agreements and bunker swaps to manage its exposure to freight rate and bunker prices respectively.  Further details of derivative financial instruments are disclosed in Note 11.
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
Note 11 contains details of the fair values of the derivative instruments used for hedging purposes. Movements in the hedging reserve in equity are also detailed in the statements of comprehensive income (“OCI”).
F-21

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

F-22

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Ships are measured at cost less accumulated depreciation and adjusted for any accumulated impairment losses and reversals of such losses.  Cost comprises acquisition cost and costs directly related to the acquisition up until the time when the asset is ready for use, including interest expense incurred to finance the vessel during the period.  The market average useful life of a ship is estimated to range from 25 to 30 years at which point it would usually be scrapped.  The Group policy is to maintain a young fleet compared to the market average and estimates useful life as 15 years from date of delivery for new ships.  Ships are depreciated on a straight-line basis to an estimated residual value over their useful life.

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

F-23

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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
F-24

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2	SIGNIFICANT ACCOUNTING POLICIES (cont’d)
2.13	Goodwill
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
F-25

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

2.15	Leases
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

F-26

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2	SIGNIFICANT ACCOUNTING POLICIES (cont’d)
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
Variable payments that do not depend on an index or rate are not included in the measurement of the lease liability and the right-of-use asset. The related payments are recognised as an expense in the period in which the event or condition that triggers those payments occurs and are included in the line ‘Voyage expenses’ for expenses relating to ships and ‘Administrative expense’ for all other expenses in the consolidated statement of profit or loss.
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
F-27

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

2.16	Interest in Joint Ventures
A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.
The results and assets and liabilities of joint ventures are incorporated in these consolidated financial statements using the equity method of accounting, except when the investment, or a portion thereof, is classified as held for sale, in which case it is accounted for in accordance with IFRS 5
Non-current Assets Held for Sale and Discontinued Operation
. Under the equity method, an
investment
in a joint venture is initially recognised in the consolidated statement of financial position at cost and adjusted thereafter to recognise the Group’s share of the profit or loss and OCI of the joint venture. When the Group’s share of losses of a joint venture exceeds the Group’s interest in that joint venture (which includes any long-term interests that, in substance, form part of the Group’s net investment in the joint venture), the Group discontinues recognising its share of further losses. Additional losses are recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the joint venture.
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
F-28

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2	SIGNIFICANT ACCOUNTING POLICIES (cont’d)
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
When a Group entity transacts with a joint venture of the Group, profits and losses resulting from the transactions with the joint venture are recognised in the Group’s consolidated financial statements only to the extent of interests in the joint venture that are not related to the Group.
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
A discontinued operation is a component of the Group that has been disposed of or is classified as held-for-sale and that represents a separate major line of business and is part of a single co-ordinated plan to dispose of such a line of business. The results of discontinued operation are presented separately in the income statement.
F-29

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2	SIGNIFICANT ACCOUNTING POLICIES (cont’d)
2.18	Revenue recognition and voyage expenses
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
On the other hand, for third party pool arrangements that the Group’s vessels participate in, the Group recognises revenue from these pool arrangements based on its portion of the net distributions reported by the relevant pool, which represents the net voyage revenue of the pool after voyage expenses and pool manager fees. The net distribution is computed based on pool index and the participation days of the Group’s vessels in these third party pool arrangements. The pool index is variable and dependent on the participating vessels within the pool.
F-30

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

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
F-31

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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
The fair value determined at the grant date of the equity-settled share‑based payments is expensed on a straight-line basis over the vesting period, based on the Group’s estimate of the number of equity instruments that will eventually vest. At each reporting date, the Group revises its estimate of the number of equity instruments expected to vest as a result of the effect of non-market-based vesting conditions. The impact of the revision of the original estimates, if any, is recognised in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to reserves.
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
F-32

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2	SIGNIFICANT ACCOUNTING POLICIES (cont’d)
The retirement benefit obligation recognised in the consolidated statement of financial position represents the actual deficit or surplus in the Group’s defined benefit plans. Any surplus resulting from this calculation is limited to the present value of any economic benefits available in the form of refunds from the plans or reductions in future contributions to the plans.
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
Income tax (benefit) expense in profit or loss represents the sum of the tax currently payable and deferred tax.
The tax currently payable is based on taxable profit for the year.  Taxable profit differs from profit as reported in statement of profit or loss because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are not taxable or tax deductible.  The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted in countries where the company and subsidiaries operate by the end of the reporting period.
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
F-33

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2	SIGNIFICANT ACCOUNTING POLICIES (cont’d)
A provision is recognised for those matters for which the tax determination is uncertain but it is considered probable that there will be a future outflow of funds to a tax authority. The provisions are measured at the best estimate of the amount expected to become payable. The assessment is based on management judgement supported by previous experience in respect of such activities and in certain cases based on specialist independent tax advice.
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
The individual financial statements of each Group entity are measured and presented in the currency of the primary economic environment in which the entity operates (its functional currency which is either United States dollars or South African Rands). The consolidated financial statements of the Group are presented in United States Dollars and are rounded to the nearest thousands.
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
F-34

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2	SIGNIFICANT ACCOUNTING POLICIES (cont’d)
Exchange differences on foreign currency borrowings relating to assets under construction for future productive use, are included in the cost of those assets when they are regarded as an adjustment to interest costs on those foreign currency borrowings.
For the purpose of presenting consolidated financial statements, the assets and liabilities of the Group’s foreign operations (including comparatives) are expressed in United States Dollars using exchange rates prevailing at the end of the reporting period.  Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of the transactions are used.  Exchange differences arising, if any, are recognised in OCI and accumulated in a separate component of equity under the header of translation reserve.
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
and are measured initially at cost and thereafter, in accordance with IAS 37
Provisions, contingent liabilities and contingent assets
.
F-35

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Ships classified as inventories

The Group regularly engages in trading of ships.  When a ship ceases to be rented and a decision is made for the ship to be sold, the ship would be classified as inventories (Note 12).  The proceeds from the sale of such assets shall be recognised as revenue in accordance with IFRS 15
Revenue from Contracts with Customers
. The corresponding cost shall be accounted for as cost of sales.

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

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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
 Management
identifies

an appropriate valuation technique to estimate the fair value that is in accordance with IFRS 13 Fair Value Measurement.
Th
e
selection of technique requires judgment and takes into account the reliability of the valuation technique and the reliability of the inputs used. If the ship is considered to be impaired, an impairment loss is recognised to an amount to the excess of the carrying value of the asset over its recoverable amount.
Where an impairment loss subsequently reverses, the reversal of an impairment loss does not exceed the carrying amount that would have been determined (net of amortisation or depreciation) had no impairment loss been recognised for the asset in prior years.

Value in use is the future cash flows that the ships are expected to generate from charter hire of the ships and the expected running costs thereof over their remaining useful lives, with a cash inflow in the final year equal to the residual value of the ships. Management determined the value-in-use based on past performance of the ships and their expectations of the market development
. The future cash flows are determined based on the combination of the following assumptions:

1)
Forecast earnings are based on internal estimates having considered: fixed future earnings from existing contracts of affreightment and charter contracts, allowing for dry dock and commercial off hire days, internal forecasts, as well as third party information and historical earnings averages.

2)	Pre-tax discount rate of 7.5% (2020: 6.86%) rate is used to discount future cash flows from deployment of the ships to their net present values.

3)	Vessel operating expenses and drydock costs are based on management’s best estimates.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3	CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY (cont’d)

Accordingly, based on the carrying amounts of the owned ships and right-of-use ships as at end of each reporting periods, the Group has not recognised an impairment loss for the year ended 31 December 2021 (2020: US$16,282,000 and 2019: US
$19,245,000
) in profit or loss in the line item ‘Other operating (expense) income’. The Group has recognised a reversal of impairment of US$4,603,000 for the year ended 31 December 2021 (2020: US$Nil and 2019: US$Nil) recorded in profit or loss in the line item ‘Other operating (expense) income’ following the improved spot market earnings of chartered-in drybulk vessels and a decision to retain one of the older handysize vessels that had been forecast for sale.

As at 31 December 2021 and 2020, a possible change to the following estimate used in management’s assessment will result in the recoverable amount to be below the total carrying amount of the owned and right-of-use ships (on the basis that each of the other key assumptions remain unchanged):

Drybulk Carriers

•	0.0% to 20.83% decrease to the charter rate (2020: 0.0% to 21.91% decrease to the charter rate); or
•	0.0% to 66.57% increase to the discount rate (2020: 0.0% to 72.25%% increase to the discount rate).

Based on the key assumptions and taking into account the sensitivity analysis above, management has determined that the estimated recoverable amount of the ships are appropriate.

The recoverable amounts of ships classified as inventories were determined based on estimated selling price less cost to sell, which were determined based on the market comparable approach that reflects recent transaction prices for similar ships, with similar age and specifications. The carrying amounts of the ships are disclosed in Notes 12, 13 and 14.

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

$64,533,000 (
2020:$90,644,000)
have not been included in the lease liability because it is not reasonably certain that the leases will be extended.

If a significant event or a significant change in circumstances occurs which affects this assessment and that is within the control of the lessee, the above assessment will be reviewed further. During the financial year 2021 and 2020, the Group did not exercise any extension and termination options.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4	FINANCIAL INSTRUMENTS, FINANCIAL RISKS AND CAPITAL MANAGEMENT

(i)	Categories of financial instruments

	2021	2020
	US$’000	US$’000
Financial assets
Financial assets at amortised cost	143,058	74,598
Less: Transferred to asset of disposal group classified as held for sale (Note 38)	-	(76)
	143,058	74,522

Derivative instruments designated in hedge accounting relationships	5,981	458
	149,039	74,980

Financial liabilities
Financial liabilities at amortised cost	312,696	356,736
Less: Transferred to asset of disposal group classified as held for sale (Note 38)	-	(360)
	312,696	356,376

Derivative instruments designated in hedge accounting relationships	704	-
	313,400	356,376

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

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Group. As at 31 December 2021 and 31 December 2020, the Group’s maximum exposure to credit risk without taking into account any collateral held or other credit enhancements, which will cause a financial loss to the Group due to failure to discharge an obligation by the counterparties and financial guarantees provided by the Group arises from:

•	the carrying amount of the respective recognised financial assets as stated in the consolidated statement of financial position; and
•	the maximum amount the Group would have to pay if the financial guarantee is called upon, irrespective of the likelihood of the guarantee being exercised.

In order to minimise credit risk, the Group has categorised exposures according to their degree of risk of default. The Group uses its own trading records to rate its major customers and other debtors and the Group’s exposure and the credit ratings of its counterparties are continuously monitored. The aggregate value of transactions concluded is spread amongst approved counterparties.

The Group’s current credit risk grading framework comprises the following categories:

Category	Description	Basis for recognising ECL
Performing	The counterparty has a low risk of default and does not have any past-due amounts.	12-month ECL
Doubtful	Amount is >90 days past due or there has been a significant increase in credit risk since initial recognition.	Lifetime ECL – not credit-impaired
In default	Amount is >120 days past due or there is evidence indicating the asset is credit-impaired.	Lifetime ECL – credit-impaired
Write-off	There is evidence indicating that the debtor is in severe financial difficulty and the Group has no realistic prospect of recovery.	Amount is written off

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4	FINANCIAL INSTRUMENTS, FINANCIAL RISKS AND CAPITAL MANAGEMENT (cont’d)

The tables below detail the credit quality of the Group’s financial assets and other items, as well as maximum exposure to credit risk by credit risk rating grades:

	Note	Internal credit rating	12-month or lifetime ECL	Gross carrying amount	Loss allowance	Net carrying amount
				US$’000	US$’000	US$’000
31 December 2021

Trade receivables	7	(i)	Lifetime ECL (Simplified approach)	9,657	(684)	8,973
Contract assets	8	(i)	Lifetime ECL (Simplified approach)	3,686	-	3,686
Other receivables	9	Performing	12-month ECL	20,308	-	20,308
Loans to joint ventures	10	Doubtful	Lifetime ECL	10	-	10
				33,661	(684)	32,977

	Note	Internal credit rating	12-month or lifetime ECL	Gross carrying amount	Loss allowance	Net carrying amount
				US$’000	US$’000	US$’000
31 December 2020

Trade receivables	7	(i)	Lifetime ECL (Simplified approach)	7,928	-	7,928
Contract assets	8	(i)	Lifetime ECL (Simplified approach)	900	-	900
Other receivables	9	Performing	12-month ECL	15,270	-	15,270
Loans to joint ventures	10	Doubtful	Lifetime ECL	798	-	798
				24,896	-	24,896

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

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4	FINANCIAL INSTRUMENTS, FINANCIAL RISKS AND CAPITAL MANAGEMENT (cont’d)

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

The Group’s bank loans and other borrowings were originally advanced at a floating rate based on US LIBOR  which has been subject to international and regulatory proposals for reform. US LIBOR will continue to be quoted until 30 June 2023and thereafter, the Secured
Overnight Financing Rate, or SOFR, has been recommended as an alternative to LIBOR.
Certain of the Group’s bank loans will mature before US LIBOR is due to be discontinued and do not require amendment. Management is discussing the transition for the longer term bank loans and other borrowings with the lenders and do not anticipate material adjustments to effective interest rates. The Group does not currently have any interest rate hedging instruments.

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
Following the decline in market interest rates in 2020, the rates have remained stable during 2021 with an opening rate of 0.2% in January 2021 to a closing rate of 0.2% in December 2021.

If interest rates had been 50 basis points higher or lower and all other variables were held constant, the Group’s profit (loss) for the year ended 31 December 2021 would decrease/increase by US$536,000 (2020: Loss would increase/decrease by US$1,103,000 and 2019: Loss would increase/decrease by US$691,000).  This is mainly attributable to the Group’s exposure to interest rates on its variable rate bank loans.

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
F-41

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4	FINANCIAL INSTRUMENTS, FINANCIAL RISKS AND CAPITAL MANAGEMENT (cont’d)

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

At the end of the reporting period, the significant carrying amounts of monetary liabilities and monetary assets denominated in currencies other than the respective Group entities’ functional currencies are as follows:

	Liabilities		Assets
	2021	2020	2021	2020
	US$’000	US$’000	US$’000	US$’000

United States dollars	(564)	(576)	1,099	2,176
South African rands	(4,877)	(6,171)	-	5,767

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

If the relevant foreign currency strengthens/weakens by 10% against the functional currency of the entity, profit or loss will increase/(decrease) or, vice versa by:

	Impact on profit or loss
	2021	2020
	US$’000	US$’000

United States dollars	54	160
South African rands	(488)	(40)

(d)	Liquidity risk management

Liquidity risk refers to the risk that the Group is unable to pay its creditors due to insufficient funds.  The Group maintains and monitors a level of cash deemed adequate by management at all times to finance its obligations as and when they fall due.

The shipping environment has been challenging and volatile over the last several years due to an oversupply of vessels allied to a lower growth rate of the world economy. The outbreak of COVID-19 has resulted in Governments of many countries implementing measures to mitigate the spread of the virus. These measures have resulted in a significant reduction in global economic activity and deterioration in the charter rates in 2020, which has a significant impact on operations and cash flows and the Group’s ability to comply with covenants and other conditions in the loan agreements. Although there have been a recent rebound in charter rates, the COVID-19 situation is still fluid and any deterioration could lead to unfavourable market conditions and impact the Group’s operations and cash flows.

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

Based on the 12 months cash flow forecast prepared by management from the date of the authorisation of financial statements, the Board of Directors has no reason to believe that the Group will not continue as a going concern and has assessed that there is no material uncertainty related to these conditions and there is no substantial doubt about the Group’s ability to continue as a going concern. The improvement in the dry bulk spot market has provided sufficient liquidity to repay the maturing obligations and provide adequate comfort in covenant levels at the next reporting dates.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

	Weighted average effective interest rate	On demand or within 1 year	Within 2 to 5 years	After 5 years	Adjustment	Total
Group	% p.a.	US$’000	US$’000	US$’000	US$’000	US$’000
2021
Non-interest bearing	-	33,759	-	-	-	33,759
Lease liabilities	4.17	28,156	5,992	-	(877)	33,271
Variable interest rate instruments	3.82	35,040	188,521	54,565	(32,460)	245,666
		96,954	194,513	54,565	(33,337)	312,696
2020
Non-interest bearing	-	26,714	-	-	-	26,714
Fixed interest rate instruments	7.50	27,411	-	-	(1,879)	25,532
Lease liabilities	4.63	29,862	24,146	-	(2,418)	51,590
Variable interest rate instruments	3.71	35,002	192,229	58,435	(32,766)	252,900
		118,989	216,375	58,435	(37,063)	356,736
Included in assets of a disposal group held for sale (Note 38)		(83)	(277)	-	-	(360)
		118,906	216,098	58,435	(37,063)	356,376

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4	FINANCIAL INSTRUMENTS, FINANCIAL RISKS AND CAPITAL MANAGEMENT (cont’d)

	On demand or within 1 year	Within 2 to 5 years	Adjustment	Total
	US$’000	US$’000	US$’000	US$’000
Group

2021
Gross settled:
Forward freight agreements
Gross inflow	5,109	611	-	5,720
Gross outflow	(611)	-	-	(611)
	4,498	611	-	5,109
Bunker swaps
Gross inflow	261	-	-	261
Gross outflow	(93)	-	-	(93)
	168	-	-	168

	4,666	611	-	5,277

2020
Gross settled:
Bunker swaps
Gross inflow	458	-	-	458

(e)	Shipping market price risk management

The Group is exposed to the fluctuations in market conditions in the shipping industry which in turn affects the Group’s profitability.  Management continually assess shipping markets using their experience and detailed research.  Risks are managed by fixing tonnage on longer term time charters, contracts of affreightment and entering into forward freight agreements.
The carrying amount of the derivative financial instruments is disclosed in Note 11.

Shipping market price sensitivity

The sensitivity analyses below have been determined based on the exposure to shipping market price risk at the end of the reporting period.  In respect of derivative financial instruments, if the shipping market prices had been 10% higher/lower while other variables were held constant:

•	profit (loss) for the year ended 31 December 2021 would decrease/increase by US$Nil (2020: decrease/increase by US$Nil and 2019: decrease/increase by US$Nil); and

•	hedging reserve for the year ended 31 December 2021 would decrease/increase by US$3,671,000 (2020: decrease/increase by US$Nil and 2019: decrease/increase by US$Nil).

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4	FINANCIAL INSTRUMENTS, FINANCIAL RISKS AND CAPITAL MANAGEMENT (cont’d)

(f)	Commodity price risk management

The Group uses bunker swaps to manage exposure to commodity price risk where the positions are not naturally economically hedged through the combination of holding inventory, forward sales contracts and forward purchase contracts. Management continually assess commodity price through their experience and detailed research. The carrying amount of the derivative financial instruments is disclosed in Note 11.

Commodity price sensitivity

The sensitivity analyses below have been determined based on the exposure to commodity price risk at the end of the reporting period. In respect of derivative financial instruments, if the commodity prices had been 10% higher/lower while other variables were held constant:

•	profit (loss) for the year ended 31 December 2021 would decrease/increase by US$Nil (2020: decrease/increase by US$Nil and 2019: decrease/increase by US$Nil).

•	hedging reserve for the year ended 31 December 2021 would decrease/increase by US$778,000 (2020: decrease/increase by US$206,000 and 2019: decrease/increase by US$209,000).

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

Financial instruments measured at fair value on a recurring basis

	2021	2020
	US$’000	US$’000
Financial Assets
Forward freight agreements	5,720	-
Bunker swaps	261	458

Financial Liabilities
Forward freight agreements	(611)	-
Bunker swaps	(93)	-

All the financial instruments relate to the forward freight agreements and bunker swap agreements and have been classified as Level 2 financial instruments, which indicates that the fair value of the instruments were determined based on discounted cash flow with reference to observable inputs for equivalent instruments, discounted at a rate that reflects the credit risk of various counterparties.  Further details are disclosed in Note 11.

Fair Value of Financial Instruments

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

	Level 1	Level 2	Level 3	Total
	US$’000	US$’000	US$’000	US$’000
2021
Financial Assets
Derivative financial instruments	-	5,981	-	5,981

Financial Liabilities
Derivative financial instruments	-	(704)	-	(704)

2020
Financial Assets
Derivative financial instruments	-	458	-	458

There were no transfers between Level 1 and 2 in the period.

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

The Group’s overall strategy remains unchanged from prior year.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5	RELATED PARTIES TRANSACTIONS

Many of the Group’s transactions and arrangements were with related parties and the effect of these on the basis determined between the parties is reflected in these financial statements. The balances are unsecured, interest-free and repayable on demand unless otherwise stated.

During the year, Group entities entered into the following transactions with related parties:

(i)	Joint ventures

	2021	2020	2019
	US$’000	US$’000	US$’000

Interest income	-	157	983
Technical management fee income	-	354	1,625
Agency fees from joint ventures	3	83	573
Charter hire and other related revenue	-	679	5,345
Charter hire and other related expenses	-	(6,025)	(44,206)
Payments on behalf of a joint venture	-	(7,987)	(2,199)
Repayment of preference shares by a joint venture	-	2,569	-
Settlement of interest bearing loan	-	5,382	-
Purchase of ships from a joint venture	-	-	54,000
Dividend income	-	536	5,000
Management fee income	-	-	86

(ii)	Compensation of directors and key management personnel

The remuneration of the directors and other members of key management is set out below in aggregate for each of the categories specified in IAS 24
Related Party Disclosures
.

	2021	2020	2019
	US$’000	US$’000	US$’000

Short-term benefits	9,200	4,073	4,166
Share-based payments (1)	1,479	769	-
	10,679	4,842	4,166

(1)
Represents vesting of ordinary shares in terms of the Forfeitable Share Plan.

The remuneration of directors and key management is determined by the remuneration committee of Grindrod Shipping Holdings Limited having regard to the performance of individuals and market trends.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6	CASH AND BANK BALANCES INCLUDING RESTRICTED CASH

	2021	2020
	US$’000	US$’000

Restricted cash, current portion	2,875	3,319
Cash on hand	518	566
Cash at bank	103,725	37,376
Cash and bank balances	107,118	41,261

Less: Restricted cash, current portion	(2,875)	(3,319)
Cash and cash equivalents in the statements of cash flows	104,243	37,942

Restricted cash
Classified as:
Current	2,875	3,319
Non-current	6,649	9,304
	9,524	12,623

The current portion of the restricted cash represents amounts placed in retention accounts can only be used to fund loan repayments or interest payments. The non-current portion of restricted cash represents debt reserves security deposit required due to the conditions of certain banking facilities and these deposits are not available to finance the Group’s day to day operations.

7	TRADE RECEIVABLES

	2021	2020
	US$’000	US$’000

Trade receivables	9,507	6,617
Less: Loss allowance	(684)	-
	8,823	6,617
Trade receivables due from the pools	150	1,380
	8,973	7,997
Included in assets of a disposal group held for sale (Note 38)	-	(69)
	8,973	7,928

The credit period is 1 to 30 days (2020: 1 to 30 days).  No interest is charged on the outstanding invoice.

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

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7	TRADE RECEIVABLES (cont’d)

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

	Trade receivables past due – collectively assessed
2021	Not past due	< 30	31-60	61-90	91-120	>120	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Estimated total gross carrying amount at default, representing net carrying amount of default	7,202	1,013	132	4	11	611	8,973

	Trade receivables past due – collectively assessed
2020	Not past due	< 30	31-60	61-90	91-120	>120	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Estimated total gross carrying amount at default, representing net carrying amount of default	5,544	249	139	551	859	655	7,997
Less: assets of a disposal group held for sale	(26)	(15)	(3)	(3)	(22)	-	(69)
	5,518	234	136	548	837	655	7,928

As at 31 December 2021, management has identified a group of debtors to be credit impaired, which include a debtor that disputed an invoiced amount arising from the redelivery of a vessel out of the agreed position and sundry small debtors within the discontinued operation. Hence, management has assessed the recoverability of the outstanding balances separately from the table above.

	2021	2020
	US$’000	US$’000

Gross carrying amount	684	-
Less: loss allowance	(684)	-
Carrying amount net of allowance	-	-

Movement in the loss allowance:

	2021	2020
Individually assessed:	US$’000	US$’000

Net remeasurement of loss allowance	(681)	-
Effect of foreign exchange differences	(3)	-
Balance at 31 December	(684)	-

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8	CONTRACT ASSETS

This relates to unbilled revenue, recognised over the period in which the freight services are performed representing the entity’s right to consideration for the services performed as at the end of the reporting period which shall be recognised as revenue in the subsequent year.

Management estimates the loss allowance on amounts due from customers at an amount equal to lifetime ECL, taking into account the historical default experience and the future prospects of the industry. No provision for loss allowance was made during 2021 and 2020 as the contract assets is aged less than 30 days and the expected credit loss rate is considered immaterial for trade receivables outstanding for less than 120 days.

9	OTHER RECEIVABLES AND PREPAYMENTS

	2021	2020
	US$’000	US$’000
Current:
Deposits	809	291
Prepayments	2,051	3,471
Voyages in progress	15,076	9,126
Loan receivables	613	1,229
Due from joint ventures	6	1
Other receivables	3,869	4,630
	22,424	18,748
Included in assets of a disposal group held for sale (Note 38)	-	(7)
	22,424	18,741
Non-current:
Prepayments	380	-

	22,804	18,741

On 26 May 2020, the Group entered into a loan agreement with third party with respect to the sale of vessel Inyala. The loan receivable of US$1,229,000 as at 31 December 2020 accrues interest at LIBOR plus 3.5% per annum. The principal amount of US$600,000 and accrued interest was received on the 7 June 2021. The maturity date for the balance of the receivable of $613,000 as at 31 December 2021 was extended for a further 6 months to 4 June 2022. Any principal amount not received by 31 December 2021, shall attract an additional 2% per annum over and above the rate of interest.

For purpose of impairment assessment, other receivables and loan receivables are considered to have low credit risk as they are not due for payment at the end of the reporting period and there has been no significant increase in the risk of default on the receivables since initial recognition. Accordingly, for the purpose of impairment assessment for these receivables, the loss allowance is measured at an amount equal to 12-month ECL. In determining the ECL, management has taken into account the historical default experience and the financial position of the counterparties, adjusted for factors that are specific to the debtors and general economic conditions of the industry in which the debtors operate. No provision for loss allowance was made during 2021 and 2020.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10	LOANS TO JOINT VENTURES

	2021	2020
	US$’000	US$’000

Current assets:
Loans to joint ventures	10	798

US$10,000 (2020: US$798,000) of loans to a joint venture is unsecured and did not bear interest in 2021 and 2020. The loan is expected to be repaid within 12 months from the end of the reporting period. The carrying value of the loans at year end approximates the fair value.

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

The following table shows the movement in lifetime ECL – credit impaired lifetime ECL that has been recognised for loans to joint venture:

	2021	2020
	US$’000	US$’000
Balance as at 1 January	-	1,552
Loss allowance recognised in profit or loss on changes in credit risk	-	271
Amount written off	-	(1,823)
Balance as at 31 December	-	-

The last remaining joint venture is in the process of being liquidated following the sale of the assets in 2019. The loan was reduced to US$10,000 in 2021 and no further losses were recorded against the outstanding amount.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11	DERIVATIVE FINANCIAL INSTRUMENTS

Forward freight agreements and bunker swaps - analysed between:

	2021	2020
	US$’000	US$’000
Assets
Current assets	5,370	458
Non-current assets	611	-

Liabilities
Current liabilities	(704)	-

The Group has entered into a number of forward freight agreements in the normal course of business in order to hedge against open positions in the fleet from contracts of affreightment and exposure to earnings on the spot market. At 31 December 2021, there are 23 (2020: 0) outstanding forward freight agreements, maturing as follows:

2021
Current assets
Derivative instruments in designated hedge accounting relationships:

Settlement period		Strike price	Duration	Notional value	Fair value gain (loss)
		US$		US$’000	US$’000
April 2022 to December 2022	BSI-58 ave 10TC	13,300	45 days	599	406
April 2022 to December 2022	BSI-58 ave 10TC	13,300	45 days	599	406
April 2022 to December 2022	BSI-58 ave 10TC	13,300	180 days	2,394	1,624
January 2022 to December 2022	BSI-58 ave 10TC	17,350	180 days	3,123	1,016
January 2022 to December 2022	BSI-58 ave 10TC	17,250	60 days	1,035	345
January 2022 to December 2022	BSI-58 ave 10TC	17,250	60 days	1,035	345
January 2022 to December 2022	BSI-58 ave 10TC	17,250	60 days	1,035	345
January 2022 to June 2022	BSI-58 ave 10TC	23,100	90 days	2,079	157
June2022	BSI-58 ave 10TC	25,000	15 days	375	6
July 2022 to September 2022	BSI-58 ave 10TC	21,000	45 days	945	52
October 2022 to December 2022	BSI-58 ave 10TC	19,000	45 days	855	52
January 2022 to June2022	BSI-58 ave 10TC	22,650	90 days	2,039	197
January 2022 to June2022	BSI-58 ave 10TC	23,000	30 days	690	55
January 2022 to June2022	BSI-58 ave 10TC	23,100	60 days	1,386	103
				18,189	5,109

Non-current assets
Derivative instruments in designated hedge accounting relationships:

Settlement period		Strike price	Duration	Notional value	Fair value gain (loss)
		US$		US$’000	US$’000
January 2023 to December 2023	BSI-58 ave 10TC	14,350	60 days	861	117
January 2023 to December 2023	BSI-58 ave 10TC	14,350	60 days	861	117
January 2023 to December 2023	BSI-58 ave 10TC	14,350	60 days	861	117
January 2023 to December 2023	BSI-58 ave 10TC	14,750	60 days	885	93
January 2023 to December 2023	BSI-58 ave 10TC	14,800	60 days	888	90
January 2023 to December 2023	BSI-58 ave 10TC	15,000	60 days	900	77
				5,256	611

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11	DERIVATIVE FINANCIAL INSTRUMENTS ( c ont’d)

Current liabilities
Derivative instruments in designated hedge accounting relationships:

Settlement period		Strike price	Duration	Notional value	Fair value gain (loss)
		US$		US$’000	US$’000
July 2022 to December 2022	BSI-58 ave 10TC	23,100	90 days	2,079	(176)
January 2022 to March 2022	BSI-58 ave 10TC	27,400	15 days	411	(36)
January 2022 to March 2022	BSI-58 ave 10TC	27,400	15 days	411	(36)
January 2022 to March 2022	BSI-58 ave 10TC	27,400	15 days	411	(36)
April 2022 to May 2022	BSI-58 ave 10TC	25,000	30 days	750	(20)
July 2022 to December 2022	BSI-58 ave 10TC	22,650	90 days	2,039	(135)
July 2022 to December 2022	BSI-58 ave 10TC	23,000	30 days	690	(55)
July 2022 to December 2022	BSI-58 ave 10TC	23,100	60 days	1,386	(117)
				8,177	(611)

The Group has entered into a number of bunker swaps, as follows:

2021
Current assets
Derivative instruments in designated hedge accounting relationships:

Settlement periods		Strike price	Quantity	Notional value	Fair value gain
		US$	MT	US$’000	US$’000
January 2022	0.5% FOB Rotterdam	407.00	500	204	74
January 2022 to May 2022	0.5% FOB Singapore	505.25	1,900	960	115
January 2022 to June 2022	0.5% FOB Rotterdam	518.00	1,200	622	22
January 2022 to February 2022	0.5% FOB Singapore	564.75	700	395	17
January 2022 to March 2022	0.5% FOB Rotterdam	533.00	2,700	1,439	33
				3,620	261

Current liabilities
Derivative instruments in designated hedge accounting relationships:

Settlement periods		Strike price	Quantity	Notional value	Fair value gain
		US$	MT	US$’000	US$’000
April 2022 to October 2022	0.5% FOB Rotterdam	533.00	6,500	3,465	(74)
November 2022	0.5% FOB Rotterdam	528.50	500	264	(10)
December 2022	0.5% FOB Rotterdam	527.50	500	264	(9)
				3,993	(93)

2020
Current assets
Derivative instruments in designated hedge accounting relationships:

Settlement periods		Strike price	Quantity	Notional value	Fair value gain
		US$	MT	US$’000	US$’000
January 2021 to February 2021	0.5% FOB Singapore	276.0	1,400	386	160
January 2021 to May 2021	0.5% FOB Singapore	311.3	1,500	467	118
January 2021 to May 2021	0.5% FOB Rotterdam	298.5	2,500	746	180
				1,599	458

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12	INVENTORIES

	2021	2020
	US$’000	US$’000

Bunkers and other consumables at cost	13,909	8,700
	-	-
Ships reclassified from ships, property, plant and equipment as inventories (Note 13) (a)	48,935	42,353
Sale of ships in discontinued operation, recognised as inventories (a)	(48,935)	(42,353)
	13,909	8,700

(a)
Ships reclassified from ships, property, plant and equipment as inventories is reconciled as follows:

	2021	2020
	US$’000	US$’000

Cost	70,204	109,501
Accumulated depreciation	(8,982)	(45,026)
Impairment	(12,287)	(22,122)
Carrying amount	48,935	42,353

On 11 March 2021, the Group entered into memoranda of agreement with third parties for the sale of three ships at purchase consideration of US$21,400,000, US$21,400,000 and US$6,800,000 respectively. The ships were delivered to third parties on 12 April 2021, 14 April 2021 and 20 April 2021.

On 29 January 2020, 8 April 2020, 4 May 2020 and 16 July 2020, the Group entered into memoranda of agreement with third parties for the sale of a ship at purchase consideration of US$9,150,000, US$14,100,000, US$15,300,000 and US$5,090,000 respectively. The ships were delivered to third parties on 28 February 2020, 4 June 2020, 25 June 2020 and 2 September 2020.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13	SHIPS, PROPERTY, PLANT AND EQUIPMENT

	Office equipment, furniture and fittings and motor vehicles	Plant and equipment	Ships	Drydocking	Construction in progress	Freehold land and buildings	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Cost:
Balance at 1 January 2020	4,994	4,802	497,569	11,432	774	268	519,839
Additions	67	-	1,716	7,307	-	-	9,090
Disposals	(118)	(738)	(24)	(3,602)	-	-	(4,482)
Acquisition of subsidiary (Note 39.1 and Note 39.2) (i)	-	287	239,773	3,823	-	-	243,883
Reclassification to inventories (Note 12)	-	-	(105,966)	(3,535)	-	-	(109,501)
Reclassification to disposal group held for sale (Note 38)	(659)	-	-	-	-	-	(659)
Effect of foreign currency exchange differences	55	6	-	-	-	(9)	52
Balance at 31 December 2020	4,339	4,357	633,068	15,425	774	259	658,222
Additions	49	-	25,626	7,829	-	-	33,504
Disposals	(30)	(25)	-	(4,532)	-	-	(4,587)
Reclassification to inventories (Note 12)	-	-	(69,599)	(605)	-	-	(70,204)
Effect of foreign currency exchange differences	(169)	(1)	-	-	-	(21)	(191)
Balance at 31 December 2021	4,189	4,331	589,095	18,117	774	238	616,744
Accumulated depreciation:
Balance at 1 January 2020	4,607	4,307	114,018	4,607	-	-	127,539
Depreciation from continuing operations	39	378	16,478	5,147	-	-	22,042
Depreciation from discontinued operation	83	-	1,785	61			1,929
Disposals	(117)	(738)	-	(1,600)	-	-	(2,455)
Reclassification	-	-	1,013	(1,013)			-
Reclassification to inventories (Note 12)	-	-	(43,921)	(1,105)	-	-	(45,026)
Reclassification to disposal group held for sale (Note 38)	(451)	-	-	-	-	-	(451)
Effect of foreign currency exchange differences	76	3	-	-	-	-	79
Balance at 31 December 2020	4,237	3,950	89,373	6,097	-	-	103,657
Depreciation from continuing operations	51	145	18,668	7,053	-	-	25,917
Depreciation from discontinued operation	1	-	-	-	-	-	1
Disposals	(30)	(18)	-	(4,532)	-	-	(4,580)
Reclassification to inventories (Note 12)	-	-	(8,811)	(171)	-	-	(8,982)
Effect of foreign currency exchange differences	(167)	-	-	-	-	-	(167)
Balance at 31 December 2021	4,092	4,077	99,230	8,447	-	-	115,846
Impairment:
Balance at 1 January 2020	-	-	83,479	3,314	310	-	87,103
Impairment losses recognised in profit and loss from continuing operations	-	-	5,148	-	-	-	5,148
Impairment losses recognised in profit and loss from discontinued operation	138	-	9,951	1,183	-	-	11,272
Disposal	-	-	(1,109)	(892)	-	-	(2,001)
Reclassification to disposal group held for sale (Note 38)	(138)	-	-	-	-	-	(138)
Reclassification to inventories (Note 12)	-	-	(19,700)	(2,422)	-	-	(22,122)
Balance at 31 December 2020	-	-	77,769	1,183	310	-	79,262
Impairment losses recognised in profit and loss from discontinued operation	1	-	-	-	-	-	1
Reversal of impairment recognised in profit and loss from continuing operations	-	-	(2,808)	(749)	-	-	(3,557)
Reclassification to inventories (Note 12)	-	-	(11,853)	(434)	-	-	(12,287)
Balance at 31 December 2021	1	-	63,108	-	310	-	63,419

Carrying Amount:
At 31 December 2021	96	254	426,757	9,670	464	238	437,479
At 31 December 2020	102	407	465,926	8,145	464	259	475,303

(i)
Ships of US$239,773,000 and drydocking of US$3,823,000 were assets acquired as part of the IVS Bulk transaction in 2020 (Note 39.1) and plant andequipment of US$287,000 was acquired as part of the IBC transaction in 2020 (Note 39.2).

Certain ships are pledged to secure bank borrowin
g
s as disclosed in Note 25.
F-55

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14	RIGHT-OF-USE ASSETS

The Group leases several assets including office and residential property, ships and ship equipment which are disclosed as right-of-use assets.

	Office and residential property	Ships	Ship equipment	Total
Cost:	US$’000	US$’000	US$’000	US$’000
Balance at 1 January 2020	2,733	85,534	271	88,538
Additions	539	20,833	83	21,455
Derecognition of right-of-use asset	(80)	(18,449)	(167)	(18,696)
Acquisitions of subsidiary (Note 39.1)	-	-	87	87
Adjustment (1)	(80)	-	-	(80)
Reclassification to disposal group held for sale (Note 38)	(399)	-	-	(399)
Effect of foreign currency exchange differences	34	-	-	34
Balance at 31 December 2020	2,747	87,918	274	90,939
Additions	371	20,254	243	20,868
Derecognition of right-of use-asset	(310)	(12,285)	(41)	(12,636)
Effect of foreign currency exchange differences	88	-	-	88
Balance at 31 December 2021	2,896	95,887	476	99,259

Accumulated depreciation:
Balance at 1 January 2020	601	30,307	142	31,050
Depreciation from continuing operations	946	24,507	167	25,620
Depreciation from discontinued operation	73	1,739	-	1,812
Derecognition of right-of-use asset	(80)	(18,449)	(167)	(18,696)
Adjustment (1)	(80)	-	-	(80)
Reclassification to disposal group held for sale (Note 38)	(82)	-	-	(82)
Effect of foreign currency exchange differences	3	-	-	3
Balance at 31 December 2020	1,381	38,104	142	39,627
Depreciation from continuing operations	938	34,781	117	35,836
Depreciation from discontinued operation	34	-	-	34
Derecognition of right-of-use asset	(310)	(9,252)	(41)	(9,603)
Effect of foreign currency exchange differences	54	-	-	54
Balance at 31 December 2021	2,097	63,633	218	65,948

Impairment:
Balance at 1 January 2020, 31 December 2020	-	2,250	-	2,250
Derecognition of right-of-use asset	-	(360)	-	(360)
Reversal of impairment from continuing operations	-	(1,046)	-	(1,046)
Balance at 31 December 2021	-	844	-	844

Carrying amount:
As at 31 December 2021	799	31,410	258	32,467
As at 31 December 2020	1,366	47,564	132	49,062

(1)
Refers to lease modification during the period.

Right-of-use assets are depreciated over the remaining period of the lease. The average lease term is between 1 and 4 years for property, between 1 and 5 years for ships, and between 2 and 4 years for ship equipment.

Depreciation expense of US$34,898,000 (2020: US$26,413,000 and 2019: US$30,449,000) for ships and ship equipment are recognised in cost of sales and the depreciation expense of US$938,000 (2020: US$1,019,000 and 2019: US$601,000) for office and residential property is recognised separately in administrative expense.

The Group has options to purchase certain ships at set prices at certain dates within the contracts. The exercise price is not included in the right-of-use assets for these ships because it is not reasonably certain that the options will be exercised.

For the year ended 31 December 2021, the Group recognised expense of US$90,763,000 (2020: US$42,946,000 and 2019: US$63,113,000) for short-term leases (i.e. a lease period of 12 months or less), US$58,000 (2020: US$84,000 and 2019: US$73,000) for leases of low value assets and US$90,763,000 (2020: US$42,946,000 and 2019: $55,952,000) for variable lease payments in connection with pool arrangements not included in the measurement of the lease liability.

Corresponding lease liabilities are disclosed in Note 24.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15	SUBSIDIARIES

Details of the Group’s subsidiaries at the end of the reporting period are as follows:

Name of subsidiary	Principal activity	Country of incorporation	Proportion of ownership interest and voting power held by the Group
			2021	2020
			%	%
Grindrod Shipping Pte. Ltd.	Ship operating and management	Singapore	100%	100%
Grindrod Shipping (South Africa) Pty Ltd	Ship operating and management	South Africa	100%	100%

Held by Grindrod Shipping Pte. Ltd
IVS Bulk Owning Pte. Ltd.	Dormant	Singapore	100%	100%
IVS Bulk Carriers Pte. Ltd.	Dormant	Singapore	100%	100%
IVS Bulk 430 Pte. Ltd.	Dormant	Singapore	100%	100%
IVS Bulk 462 Pte. Ltd.	Dormant	Singapore	100%	100%
IVS Bulk 475 Pte. Ltd.	Ship Owning and Operating	Singapore	100%	100%
IVS Bulk 511 Pte. Ltd.	Dormant	Singapore	100%	100%
IVS Bulk 512 Pte. Ltd.	Dormant	Singapore	100%	100%
IVS Bulk 603 Pte. Ltd.	Ship Owning and Operating	Singapore	100%	100%
IVS Bulk 609 Pte. Ltd.	Ship Owning and Operating	Singapore	100%	100%
IVS Bulk 611 Pte. Ltd.	Ship Owning and Operating	Singapore	100%	100%
IVS Bulk 612 Pte. Ltd.	Ship Owning and Operating	Singapore	100%	100%
IVS Bulk 707 Pte. Ltd.	Dormant	Singapore	100%	100%
IVS Bulk 3708 Pte. Ltd.	Ship Owning and Operating	Singapore	100%	100%
IVS Bulk 3720 Pte. Ltd.	Ship Owning and Operating	Singapore	100%	100%
IVS Bulk Pte. Ltd. (i)	Ship Owning and Operating	Singapore	100%	68.86%
IM Shipping Pte. Ltd.	Ship Owning and Operating	Singapore	100%	100%
Island Bulk Carriers Pte. Ltd. (ii)	Ship Owning and Operating	Singapore	100%	100%
Grindrod Shipping Services UK Limited	To provide shipping and shipping related services	United Kingdom	100%	100%
Grindrod Shipping Services Hong Kong Limited (iv)	To provide shipping and shipping related services	Hong Kong	100%	-
Unicorn Atlantic Pte. Ltd.	Dormant	Singapore	100%	100%
Unicorn Baltic Pte. Ltd.	Dormant	Singapore	100%	100%
Unicorn Ionia Pte. Ltd.	Dormant	Singapore	100%	100%
Unicorn Tanker Operations (434) Pte. Ltd.	Dormant	Singapore	100%	100%
Unicorn Ross Pte. Ltd.	Dormant	Singapore	100%	100%
Nyathi Limited (iii)	Dormant	Isle of Man	-	100%
Unicorn Caspian Pte. Ltd.	Dormant	Singapore	100%	100%
Unicorn Marmara Pte. Ltd.	Dormant	Singapore	100%	100%
Unicorn Scotia Pte. Ltd.	Dormant	Singapore	100%	100%
Unicorn Malacca Pte. Ltd.	Dormant	Singapore	100%	100%
Unicorn Bulk Carriers Ltd	Dormant	British Virgin Islands	100%	100%
Unicorn Tankers International Ltd	Dormant	British Virgin Islands	100%	100%
Grindrod Maritime LLC	Ship Owning and Operating	Marshall Islands	100%	100%
Unicorn Sun Pte. Ltd.	Dormant	Singapore	100%	100%
Unicorn Moon Pte. Ltd.	Dormant	Singapore	100%	100%

Held by Grindrod Shipping (South Africa) Pty Ltd
Comshipco Schiffahrts Agentur GmbH	Ship agents and operators	Germany	100%	100%
Kuhle Shipping (Pty) Ltd	Dormant	South Africa	100%	100%

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15	SUBSIDIARIES (cont’d)

Name of subsidiary	Principal activity	Country of incorporation	Proportion of ownership interest and voting power held by the Group
			2021	2020
			%	%

Held by IVS Bulk Pte. Ltd.
IVS Bulk 541 Pte. Ltd. (i)	Ship Owning and Operating	Singapore	100%	68.86%
IVS Bulk 543 Pte. Ltd. (i)	Ship Owning and Operating	Singapore	100%	68.86%
IVS Bulk 545 Pte. Ltd. (i)	Ship Owning and Operating	Singapore	100%	68.86%
IVS Bulk 554 Pte. Ltd. (i)	Ship Owning and Operating	Singapore	100%	68.86%
IVS Bulk 5855 Pte. Ltd. (i)	Ship Owning and Operating	Singapore	100%	68.86%
IVS Bulk 5858 Pte. Ltd. (i)	Ship Owning and Operating	Singapore	100%	68.86%
IVS Bulk 709 Pte. Ltd. (i)	Ship Owning and Operating	Singapore	100%	68.86%
IVS Bulk 712 Pte. Ltd. (i)	Ship Owning and Operating	Singapore	100%	68.86%
IVS Bulk 7297 Pte. Ltd. (i)	Ship Owning and Operating	Singapore	100%	68.86%
IVS Bulk 1345 Pte. Ltd. (i)	Ship Owning and Operating	Singapore	100%	68.86%
IVS Bulk 3693 Pte. Ltd. (i)	Ship Owning and Operating	Singapore	100%	68.86%
IVS Bulk 10824 Pte. Ltd. (i)	Ship Owning and Operating	Singapore	100%	68.86%

(i)
On 14 February 2020, the Group acquired additional equity interest in IVS Bulk Pte. Ltd. (“IVS Bulk”) from its joint venture partner which increased its ownership interest from 33.5% to 66.75%. Subsequent to the purchase of these shares, IVS Bulk became a subsidiary of the Group (Note 39.1). On 1 December 2020, a loan of US$4,000,000 million provided by the Group to IVS Bulk was converted to equity in the form of “A Class” shares in line with the shareholders agreement dated 14 February 2020. The loan was initially provided on 30 September 2020 with interest calculated at LIBOR plus 3.1%. The transaction increased Group’s shareholding by 2.11% in IVS Bulk from 66.75% to 68.86%. On 1 September 2021, the Group acquired the remaining shares in IVS Bulk which increased the shareholding from 68.86% to 100%.

(ii)
On 3 July 2020, the Group acquired the remaining 35% issued shares in the joint venture, Island Bulk Carriers Pte. Ltd. (“IBC”). Subsequent to the purchase of these shares, IBC became a wholly-owned subsidiary of the Group (Note 39.2).

(iii)	This company was deregistered in 2021.

(iv)	This company was registered in 2021.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16	INTEREST IN JOINT VENTURES

	2021	2020
	US$’000	US$’000

Cost of investment in joint ventures	9	11,534
Share of post-acquisition profit (loss), net of dividends received	4	(11,305)
Reclassification to assets classified as held for sale (b)	-	(63)
Carrying amount	13	166

Details of the joint ventures are as follows:

Name of joint venture	Principal activity	Country of incorporation	Proportion of ownership interest and voting power held by the Group		Cost of investment in joint ventures
			2021	2020	2021	2020
Tri-View Shipping Pte. Ltd. (a)	Dormant	Singapore	51%	51%	9	132
Petrochemical Shipping Limited (c)	Deregistered	Isle of Man	-	50%	-	11,402
Leopard Tankers Pte. Ltd. (b)	Dormant	Singapore	50%	50%	*	*
					9	11,534

*	Amount is less than US$1,000.

(a)
The Group has joint control over these entities by virtue of the contractual arrangement with its joint venture partner(s) requiring resolutions on the relevant activities to be passed based on unanimous approval.

(b)
These joint venture companies are expected to be dissolved in 2022. Accordingly, the carrying amount of the interest in joint ventures has been reclassified to assets classified as held for sale (Note 38).

(c)	Petrochemical Shipping Limited was dissolved on 19 March 2021.

The above joint ventures are accounted for using the equity method in these consolidated financial statements.

In 2021, the total share of joint venture companies' loss after taxation amounts to US$31,000 (2020: US$2,476,000; 2019: US$1,873,000).

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17	INTANGIBLE ASSETS

	2021	2020
	US$’000	US$’000
Cost:
Balance at 1 January	7,669	7,057
Additions	6	352
Reclassification to disposal group held for sale (Note 38)	-	(10)
Disposal	(2)	-
Derecognition of intangible asset	(5,412)	-
Effect of foreign currency exchange differences	(232)	270
Balance at 31 December	2,029	7,669

Accumulated amortisation:
Balance at 1 January	3,942	3,244
Amortisation from continuing operations	165	146
Reclassification to disposal group held for sale (Note 38)	-	(10)
Derecognition of intangible asset	(2,127)	-
Effect of foreign currency exchange differences	(178)	562
Balance at 31 December	1,802	3,942

Impairment:
Balance at 1 January	3,322	3,636
Derecognition of intangible asset	(3,284)	-
Effect of foreign currency exchange differences	(38)	(314)
Balance at 31 December	-	3,322

Carrying Amount:
At 31 December	227	405

Intangible assets include club memberships, software and licences. Club memberships are lifetime memberships and are not amortised. Software and licenses arose from the installation of major information systems (including packaged software) and are amortised over 3 years, the period over which the benefit is expected to accrue.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18	GOODWILL

	2021	2020
	US$’000	US$’000

Cost:
Balance at 1 January	3,928	3,912
Acquired on acquisition of subsidiary	-	25
Derecognition of goodwill	(604)	-
Effect of foreign currency exchange differences	(19)	(9)
At 31 December	3,305	3,928

Accumulated impairment losses:
Balance at 1 January	2,968	2,968
Impairment	965	-
Derecognition of goodwill	(604)	-
Effect of foreign currency exchange differences	(24)	-
Balance at 31 December	3,305	2,968

Carrying amount:
At 31 December	-	960

Goodwill acquired in a business combination is allocated, at acquisition, to the CGUs that are expected to benefit from that business combination.  Before recognition of impairment losses, the cost of goodwill had been allocated as follows:

	2021	2020
	US$’000	US$’000
Cost:
Island Trading and Shipping	3,089	3,089
Parcel Service	216	235
Unicorn Tankers International	-	604
	3,305	3,928

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

A sustained decrease in the profitability of the Parcel Service and Island Trading and Shipping CGUs indicated that an impairment of goodwill was required. The remaining goodwill of $965,000 was fully impaired in 2021 and is recorded in profit or loss in the line item ‘Other operating income (expense)’.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19	OTHER INVESTMENTS

In connection with the Spin-off of GSPL and GSSA from Grindrod Limited, Grindrod Limited (former Parent), GSSA and the trustees to the Grindrod Pension Fund (Fund), a defined benefit pension plan operated by Grindrod Limited, resolved that GSSA should be included as a second participating employer of this fund and GSSA will be allocated 40% of the pension surplus which was subject to regulatory approval before this could be enacted.

On 7 October 2020, the relevant regulatory approval was obtained and accordingly effective on the 31 December 2020, GSSA was included in the Fund as the second employer. US$3,150,000 (Rands 46,054,000) was transferred from Grindrod Limited’s employer surplus account to the GSSA employer surplus account established within the Fund. GSSA will not contribute to the fund in respect of the fund employees and the employer surplus account is only available for use in accordance with the Rules of the Fund.

The employer surplus was initially valued at US$3,150,000 based on the quoted market prices in the active markets. Subsequent fair value change in respect of the allocated fund assets are recorded as a component of other comprehensive income.

The amounts recognised in the annual financial statements in this respect are as follows:

	2021	2020
	US$’000	US$’000

Recognised asset at 1 January	3,150	-

Allocation of 40% of the Pension fund surplus	-	3,150
Recognised in other comprehensive income in the current year	835	-
Translation	(255)	-

Present value of other investment at 31 December	3,730	3,150

The principal actuarial assumptions applied in the determination of fair values include:
Discount rate (p.a.)	13.7%	13.7%

20	DEFERRED TAX

The following are the major deferred tax liabilities and assets recognised by the Group and the movements thereon, during the current and prior reporting periods:

	2021	2020
	US$’000	US$’000
Deferred taxation analysed by major category:
Other timing differences	2,123	1,138
	2,123	1,138

Reconciliation of deferred taxation:
Opening balance	1,138	1,299
Credit to profit or loss for the year – continuing operations (Note 36)	547	2
Debit (credit) to profit or loss for the year – discontinued operation	637	(92)
Deferred tax on the actuarial gain	(25)	(13)
Exchange differences	(174)	(58)
Closing balance	2,123	1,138

At the end of the reporting period, the aggregate amount of temporary differences associated with undistributed earnings of subsidiaries for which deferred tax liabilities have not been recognised is US$2,387,000 (2020: US$1,797,000). No liability has been recognised in respect of these differences because the Group is in a position to control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future. Subject to the agreement by the tax authorities, at the end of the reporting period, the Group has no unabsorbed tax losses (2020: US$580,000) available for offset against future non-exempt profits.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

21	TRADE AND OTHER PAYABLES

	2021	2020
	US$’000	US$’000

Trade payables	7,675	9,049
Accrued expenses	25,671	17,124
Others	688	1,397
Less: included in liabilities of a disposal group held for sale (Note 38)	-	(17)
	34,034	27,553
Non-current trade and other payables	(160)	(198)
Current trade and other payables	33,874	27,355

Trade and other payables are recognised at amortised cost and their carrying value approximates fair value. Charter hire is paid in advance in terms of the charter contracts. The remaining payment terms are predominately 30 days.

The Group’s trade and other payables are predominantly non-interest bearing and unsecured.

22	CONTRACT LIABILITIES

Advances received are classified as contract liabilities in accordance with IFRS 15
Revenue from Contracts with Customers
. These arise when the customers’ make payments in advance and the amounts received exceeds the revenue recognised at the end of the reporting period and it shall be recognised as revenue in the subsequent year.

There were no significant changes in the contract liabilities balances during the reporting period.

23	LEASES AND SHIP CHARTERS

a)	As Lessor

Operating leases, in which the Group is the lessor, relate to a ship owned by the Group chartered out under bareboat charter party agreement with a lease term of 4 years, with 2 years extension option. The lease does not have an option to purchase the ship at the expiry of the lease period.

Maturity analysis of operating lease payments:

	2021	2020
	US$’000	US$’000

Year 1	2,081	5,256
Year 2	-	2,081
Total	2,081	7,337

b)	As Lessee

At 31 December 2021, the Group is committed to US$3,249,000 (2020: US$3,927,000) for short-term leases of ships and US$Nil (2020: US$16,000) for office and residential property respectively.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

24	LEASE LIABILITIES

	Office and residential property	Ships	Ship equipment	Total
	US$’000	US$’000	US$’000	US$’000

Balance as at 1 January 2020	2,175	55,636	135	57,946
Additions	539	20,833	85	21,457
Disposal	-	-	(3)	(3)
Interest expense	125	2,387	5	2,517
Lease payments	(1,104)	(29,183)	(178)	(30,465)
- Principal from continuing operations	(925)	(25,013)	(173)	(26,111)
- Principal from discontinued operation	(54)	(1,783)	-	(1,837)
- Interest on continuing operation	(100)	(2,375)	(5)	(2,480)
- Interest on discontinued operation	(25)	(12)	-	(37)
Transferred to liabilities of a disposal group held for sale (Note 38)	(346)	-	-	(346)
Acquired on acquisition of subsidiary	-	-	90	90
Effect of foreign currency exchange differences	48	-	-	48
Lease liabilities as at 31 December 2020	1,437	49,673	134	51,244
Additions	371	20,254	243	20,868
Disposal	-	(2,777)	-	(2,777)
Interest expense	63	1,835	3	1,901
Lease payments	(1,029)	(36,791)	(121)	(37,941)
- Principal	(966)	(34,956)	(118)	(36,040)
- Interest from continuing operations	(63)	(1,835)	(3)	(1,901)
Effect of foreign currency exchange differences	(24)	-	-	(24)
Lease liabilities as at 31 December 2021	818	32,194	259	33,271

	2021	2020
	US$’000	US$’000
Analysed between:
Current portion	27,375	28,120
Non-current portion	5,896	23,124
	33,271	51,244

Maturity analysis of lease liabilities is disclosed in Note 4. The Group does not face a significant liquidity risk with regard to its lease liabilities. Lease liabilities are monitored within the Group’s treasury function.

During the financial year 2021 and 2020, one of the charter contracts requiring the recognition of a right-of-use assets and a lease liability contains variable payment terms that is linked to an index and such variable lease payments are recognised in charter hire cost in the profit or loss in the period in which the condition that triggers those payments occurs. A 5% increase in the index will result in such variable lease contracts to increase its total lease payments by approximately US$Nil (2020: US$24,000).

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

25	BANK LOANS AND OTHER BORROWINGS

	2021	2020
	US$’000	US$’000
Secured – at amortised cost:
Bank loans	168,880	195,886
Other borrowings	76,786	57,014
Non-bank loans	-	25,532
	245,666	278,432

Analysed between:
Current portion	28,020	53,394
Non-current portion	217,646	225,038
	245,666	278,432

Interest payable (included in bank loans)	743	920

Non-current bank loans and other borrowings are estimated to be payable as follows:

Within 2 to 5 years	170,666	172,150
After 5 years	46,980	52,888
	217,646	225,038

Bank loans

i.	$100.0 million senior secured credit facility

The facility bears interest at London Interbank Offered Rate (“LIBOR”) plus 2.95% per annum and is made up of two tranches. Tranche A and B are repayable quarterly commencing 16 August 2018 and mature on 15 May 2022 and 15 May 2023 respectively, with the option to extend for a further two years. Tranche A has been fully repaid. Facility fees of US$1,750,000 were payable to the lender upon signing the new loan agreement. Additional fees of US$164,000 were paid on 2 June 2021 for the lender swap. These were recorded as transaction costs to the loan account to the extent the loan was drawn down. As at 31 December 2021, the outstanding balance in relation to this facility is US$13,768,000, net of US$594,000 facility fees (2020: US$21,821,000, net of US$829,000 facility fees).

ii.	$6.3 million senior secured credit facility

The facility bears interest at LIBOR plus 2% per annum and is repayable quarterly, commencing on 6 September 2018 and matures on 6 June 2023. Facility fees of US$32,000 were payable to the lender upon signing the new loan agreement. These were recorded as transaction costs to the loan account to the extent the loan was drawn down. As at 31 December 2021, the outstanding balance in relation to this facility is US$1,893,000, net of US$9,000 facility fees (2020: US$3,154,000, net of US$15,000 facility fees).

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

25	BANK LOANS AND OTHER BORROWINGS (cont’d)

iii.	$29.9 million senior secured credit facility

The facility bears interest at LIBOR plus 3.2% per annum and is repayable quarterly, commencing on 24 April 2019 and matures on 21 December 2023. Facility fees of US$373,000 were payable to the lender upon drawdown of the loan agreement. These were recorded as transaction costs to the loan account to the extent the loan was drawn down. As at 31 December 2020, the outstanding balance in relation to this facility was US$25,223,000, net of US$227,000 facility fees. The loan was fully settled in 2021.

iv.	Combined US$31.4 million senior secured credit facility

On 29 July 2019, the Group entered into two term facilities, each for an amount up to US$15,720,000 to finance the acquisition of two supramax newbuildings. The facilities bear interest at LIBOR plus 2% per annum and is repayable quarterly, commencing on 5 November 2019 and 20 December 2019 and matures on 5 August 2026 and 24 September 2026. Facility fees of US$78,600 were payable to the lender upon drawdown of each loan agreement. These were recorded as transaction costs to the loan account to the extent the loan was drawn down. As at 31 December 2021, the outstanding balances in relation to these facilities are US$26,672,000, net of US$105,000 facility fees (2020: US$28,752,000, net of US$127,000 facility fees).

v.	Combined US$114.1 million senior secured credit facility

On 10 February 2020, the Group entered into a senior secured term loan facility for 11 drybulk vessels for the purpose of refinancing the existing indebtedness. The facility bears interest at LIBOR plus 3.10% per annum and is repayable quarterly, commencing on 13 May 2020 and matures on 13 February 2025. Facility fees of US$1,634,137 were payable to the lender upon drawdown of the loan agreement. These were recorded as transaction costs to the loan account to the extent the loan was drawn down. On 15 September 2021, the finance agreement was amended to drawdown an additional US$23,031,000 and additional fees of US$691,000 were paid to the lender on the second drawdown. As at 31 December 2021, the outstanding balances in relation to these facilities are US$115,375,000, net of US$1,651,000 facility fees (2020: US$104,687,000, net of US$1,346,000 facility fees).

vi.	Combined US$13.1 million senior secured credit facility

On 31 January 2020, the Group entered into a senior secured term loan facility for 1 drybulk vessel for the purpose of refinancing the existing indebtedness. The facility bears interest at LIBOR plus 2.75% per annum and is repayable quarterly, commencing on 13 May 2020 and matures on 13 February 2025. Facility fees of US$131,300 were payable to the lender upon drawdown of the loan agreement. This was recorded as a transaction cost to the loan account to the extent the loan was drawn down. As at 31 December 2021, the outstanding balance in relation to this facility is US$11,172,000, net of US82,000 facility fees (2020: US$12,249,000, net of US$108,000 facility fees).

The bank loans are secured on cash and certain ships owned by the Group.  The cash pledged and the carrying value of the ships under security charge as at 31 December 2021 is US$9,524,000 (2020: US$12,623,000) and US$346,602,000 (2020: US$406,805,000) respectively. In addition, there are charges over the relevant subsidiaries’ earnings, insurances, charter and charter guarantees and any requisition compensation.  Certain of the bank loans are guaranteed by Grindrod Shipping Pte. Ltd. and/or Grindrod Shipping Holdings Ltd.

The bank loans are arranged at LIBOR plus the respective margins. These bear a weighted average effective interest rate of 3.82% (2020: 3.71%) per annum.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

25	BANK LOANS AND OTHER BORROWINGS (cont’d)

These bank loan facilities contain financial covenants where the most stringent of which require the Group to maintain the following:

•
book value net worth of the lower of (a) the aggregate of US$200 million (31 December 2020: US$225 million) plus 25% of the amount of positive retained earnings plus 50% of each capital raise and (b) US$275 million;

•	cash and cash equivalent (including restricted cash held in the debt service reserve account) of US$30 million (31 December 2020: US$30 million);
•	a ratio of debt to market adjusted tangible fixed assets of not more than not be more than 75% (2020: 80%) and
•
positive working capital, such that consolidated current assets must exceed the consolidated current liabilities excluding any adjustments made for IFRS as of 31 December, excluding any liabilities owed to Sankaty European Investments III S.à.r.l, or Sankaty and disclosed as non-bank loan below, as at 31 December 2020.

The Group was in compliance with its financial covenants as of 31 December 2021 and 31 December 2020.

Other borrowings

Other borrowings relate to US$87,550,000 (2020: US$62,550,000) in financing arrangements entered into with third parties with respect to five (2020: four) of the vessels in the Group we regard as owned. The arrangements commenced on 26 June 2019, 20 September 2019, 20 November 2019, 22 December 2020 and 16 September 2021, respectively, are payable monthly in advance and bear interest at 3 month LIBOR plus 1.7% per annum and 3 month LIBOR plus 1.75% per annum. The loans mature on 26 May 2030, 20 August 2031, 20 October 2031, 30 November 2035 and 16 August 2036. As at 31 December 2021, the outstanding balances in relation to these borrowings is US$76,786,000 (2020: US$57,014,000). The carrying value of the ships under security charge as at 31 December 2021 is US$89,827,000 (2020: US$67,265,000).

Non-bank loan

On 13 February 2020, the Group entered into a US$35,833,000 senior secured term loan facility with Sankaty to partly finance the acquisition of the subsidiary; IVS Bulk Pte. Ltd. (Note 39.1). The facility bears interest at a fixed rate of 7.5% per annum, payable or compounded quarterly and matures on 13 June 2021. All prepayments are subject to a premium calculated at 4.00%. The facility is secured by among other things a first fixed charge over all the shares held by Grindrod Shipping Pte. Ltd. in IVS Bulk. The value of the security (tested on a quarterly basis) must be at least 1.30 times the amount of the outstanding principal of the loan. As at 31 December 2020, the outstanding balance in relation to this facility is US$25,532,000, net of US$339,000 facility fees. The loan was fully settled in May 2021.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

26	PROVISIONS

	2021	2020
	US$’000	US$’000

Provision for onerous contracts (i)	1,019	80
	1,019	80

(i)
Provision for onerous contracts represents the present value of the future charter payments of short-term leases that the Group is presently obligated to make under non-cancellable onerous operating charter agreements and contracts of affreightment, less charter revenue expected to be earned on the charter.  The estimate may vary as a result of changes to ship running costs and charter and freight revenue

Analysis of provision for onerous contracts:
Balance at 1 January	80	405
Provision raised	1,019	-
Released to profit or loss	(80)	(325)
Balance at 31 December	1,019	80

27	RETIREMENT BENEFIT OBLIGATION

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

During November 2021, a valuation was performed by Alexander Forbes. Apart from paying costs of entitlement, the Group is not liable to pay additional contributions in the case the fund does not hold sufficient assets. In that case, the fund would take other measures to restore solvency.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

27	RETIREMENT BENEFIT OBLIGATION (cont’d)

The amounts recognised in the annual financial statements in this respect are as follows:

	2021	2020
	US$’000	US$’000

Recognised liability at beginning of the year	1,819	1,922

Recognised in profit or loss in the current year	177	152
Interest on obligation	177	152

Recognised in other comprehensive income in the current year
Actuarial losses	(85)	(48)
Translation	(147)	(70)
Employer payments	(151)	(137)

Present value of unfunded obligation recognised as a liability at end of year	1,613	1,819

Analysed between:
Current portion	124	-
Non-current portion	1,489	1,819
	1,613	1,819

The principal actuarial assumptions applied in the determination of fair values include:
Health care cost inflation rate (p.a.)	7.8%	7.1%
Discount rate (p.a.)	10.4%	10.3%
CPI inflation	5.8%	5.1%
Continuation at retirement	75.0%	75.0%

The effect of an increase or decrease of 1% in the assumed medical cost trend rates are as follows:

	2021	2020
	Increase (Decrease)	Increase (Decrease)

Aggregate of the current service cost and interest cost	9.5% (8.3%)	9.0% (7.9%)
Accrued liability at year-end	9.1% (7.9%)	8.5% (7.5%)

The sensitivity analysis presented above may not be representative of the actual change in the obligation as it is unlikely that the above change in assumptions would occur in isolation of one another.

There was no change in the methods and assumptions used in preparing the sensitivity analysis from the prior year. The average duration of the benefit obligation as at 31 December 2021 is 9 years (2020: 10 years and 2019: 11 years).

	2021	2020
	US$’000	US$’000

Present value of unfunded obligations	1,613	1,819
Present value of obligations in excess of plan assets	1,613	1,819

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

28	SHARE CAPITAL

	Number of shares	Share capital
		US$’000
Issued and paid up:
At 1 January 2020 and 31 December 2020	19,063,833	320,683

Issued during the year	246,191	-
At 31 December 2021	19,310,024	320,683

On 1 March 2021, the Company issued 246,191 additional shares of no par value to certain employees to partially settle the 2018 FSP awards that vested on 1 March 2021.

Except for treasury shares, fully paid ordinary shares, which have no par value, carry one vote per share and a right to dividends as and when declared by the company.

29	OTHER EQUITY AND RESERVES

	2021	2020
	US$’000	US$’000

Treasury shares	(11,870)	(387)
Share compensation reserve	4,777	3,954
Hedging reserve	5,457	458
Translation reserve	(9,783)	(8,749)
Merger reserve	(12,649)	(18,354)
	(24,068)	(23,078)

Treasury shares

	Number of shares	Treasury Share
		US$’000

Balance at 1 January 2020	299,641	1,993
Reissued to employees under the Forfeitable Share Plan	(242,666)	(1,606)
Balance at 31 December 2020	56,975	387
Acquisition of shares	825,163	11,876
Reissued to employees under the Forfeitable Share Plan	(56,975)	(393)
Balance at 31 December 2021	825,163	11,870

On 29 May 2020 and 27 May 2021, shareholders granted the board of directors’ with the authority to repurchase shares of the company. The repurchase authority expires at the next Annual General Meeting, unless renewed, and may be suspended or terminated by the company at any time without prior notice. The authority allows the company to acquire ordinary shares in the open market on NASDAQ and the JSE. A portion of these shares are re-issued, under the Group’s forfeitable share plan in the first fiscal quarter of each year and the balance continue to be held by the Group. See share compensation reserve for further information. Shares issued out of treasury shares are accounted for on a first-in first-out basis.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

29	OTHER EQUITY AND RESERVES ( c ont’d)

Share compensation reserve

	2021	2020
	US$’000	US$’000

Balance at 1 January	3,954	4,520
Share-based payments expenses	3,330	1,847
Treasury shares issued to employees under the Forfeitable Share Plan	(2,507)	(2,413)
Balance at 31 December	4,777	3,954

The Group operates the 2018 FSP, in which certain employees of the company and its subsidiaries participate. On 31 July 2018, the Group granted the participating employee’s entitlements to be settled with a specified number of ordinary shares in the company (‘Awards”) which shares will be allotted and issued in 3 equal tranches over a period of 3 years commencing on 1 March 2020. On 9 June 2020, 2 July 2021 and the 23 August 2021, the Group granted additional Awards which shares will be allotted and issued in 3 equal tranches over a period of 3 years commencing on 1 March 2021 for the awards granted in 2020 and 1 March 2022 for the Awards granted in 2021. This is subject to the condition that the participating employee remains employed during the vesting period relevant to each tranche.

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

At any time, the aggregate number of ordinary shares of the company may be granted under Awards that have not vested shall not exceed 5% of the ordinary shares in issue (excluding treasury shares) on the day preceding the Award. The 2018 FSP was adopted on 4 May 2018. On the date of adoption of the 2018 FSP, the company’s issued share capital comprised 1 ordinary share and accordingly no Awards could be granted thereunder. On 18 June 2018 the company’s share capital increased from 1 ordinary share to 19,063,833 ordinary shares, and from the following day the maximum number of ordinary shares that could have been granted was 953,191. Since the increase in the company share capital in 2021 the maximum number of ordinary shares that could have been granted was 965,501. As at 31 December 2021, 862,502 (2020:650,333) ordinary shares were subject to Awards that had not been forfeited or vested and the maximum number of ordinary shares in respect of which further Awards could have been granted under the 2018 FSP was 102,999 (2020: 302,858).

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

29	OTHER EQUITY AND RESERVES ( c ont’d)

Details of the share awards outstanding during the year are as follows:

Number of share awards:	2018 Award	2020 Award	2021 Award	Total
Outstanding at 1 January 2020	728,000	-	-	728,000
Issued during the year	-	225,000	-	225,000
Forfeited during the year	(40,000)	(20,000)	-	(60,000)
Awards vested to employees under the Forfeitable Share Plan	(242,667)	-	-	(242,667)
Outstanding at 31 December 2020	445,333	205,000	-	650,333
Issued during the year	-	-	516,000	516,000
Forfeited during the year	(1,333)	-	-	(1,333)
Awards vested to employees under the Forfeitable Share Plan	(223,332)	(80,500)	-	(303,832)
Outstanding at 31 December 2021	220,668	124,500	516,000	861,168

	US$	US$	US$
Fair value at grant date	10.18	2.90	11.85

The fair value at grant date is determined based on the share price on the date of the grant. The Group recognised total expenses during the year of US$3,330,000 relating to the 2018 FSP (2020: US$1,847,000).

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

Merger reserve

This represents the residual differences between the ‘Parent invested capital’ and the Company’s ‘share capital’ as a result of the Spin-off of GSPL and GSSA from Grindrod Limited and the residual difference between the non-controlling interest and the purchase consideration for the remaining equity interest in IVS Bulk (Note 39.1).

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

30	REVENUE

A disaggregation of the Group’s revenue for the year based on timing of revenue recognition is as follows:

	2021	2020	2019
	US$’000	US$’000	US$’000

Over time:
Charter hire	210,079	81,212	94,924
Freight revenue	245,179	122,766	164,280
Vessel revenue	455,258	203,978	259,204

Management fees	581	1,526	5,019
Miscellaneous	-	-	2
Other	581	1,526	5,021

At a point in time:
Sale of ships	-	4,937	7,645
Sale of bunkers and other consumables	-	241	422
Ship sales	-	5,178	8,067

	455,839	210,682	272,292

Management expects that 100% of the transaction price allocated to the unsatisfied contracts as of 31 December 2021 will be recognised as revenue during the next reporting period. The Group applies the practical expedient in paragraph 121 of IFRS 15 and does not disclose information about remaining performance obligations that have original expected durations of one year or less.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31	SEGMENT INFORMATION

The information reported to the Group’s chief operating decision maker, who are directors of the Group, for the purpose of resource allocation and assessment of segment performance is provided based on the 3 operating segments within the Group, which are also reportable segments of the Group:

The Group operates a diversified fleet of owned and long-term chartered vessels across the world. The Group operates the drybulk business with a focus on the categories of vessels – namely Handysize and Supramax/Ultramax, with all others businesses categorized as Others. Accordingly, the reportable segments are: Handysize; Supramax/Ultramax and Others.

The tanker business, with the reportable segments of MR Tankers and Small Tankers, was discontinued in the current year. The segment information reported on the next pages does not include any amounts for these discontinued operation, which are described in more detail in Note 37.

The reportable segments of the Group have been identified on a primary basis by the business segment which is representative of the internal reporting used for management purposes, including the chief operating decision maker, as well as the source and nature of business risks and returns.

Joint-ventures financial information are included within the segment information on a proportionate consolidation basis as the Group’s chief operating decision maker reviews them together with the entities of the Group. Accordingly, joint-ventures’ proportionate financial information are adjusted out to reconcile to the consolidated financial statements in the ‘Adjustments’ column.

Segment profit (i.e. Gross profit (loss)) represents the profit earned by each segment without allocation of central administration costs and directors’ salaries. This is the measure reported to the Group’s chief operating decision maker for the purposes of resource allocation and assessment of segment performance.

Group activities that do not relate to the above segments are accumulated in the ‘Unallocated’ segment financial information. Revenue reported in the segments represents revenue generated from external customers. There were no inter-segment sales in 2021, 2020 and 2019.

For the purpose of monitoring segment performance and allocating resources between segments, the chief operating decision maker monitors the tangible, intangible and financial assets at the consolidated Group level.

It is not practical to report revenue or non-current assets on a geographical basis due to the international nature of the shipping market.

For the years ended 31 December 2021, 2020 and 2019, no customers accounted for 10% or more of the Group’s drybulk business revenue within the Handysize and Supramax/Ultramax segments.

The accounting policies of the segments are the same as the Group’s accounting policies as described in Note 2.

The following is an analysis of the Group’s revenue, results and additions and impairments to non-current assets by segment:

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31	SEGMENT INFORMATION (cont’d)

2021	Drybulk carrier business		Other	Total	Unallocated	Total	Adjustments	Total
	Handysize	Supramax
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Vessel revenue	157,707	292,179	5,372	455,258	-	455,258	-	455,258
Ship sale revenue	-	-	-	-	-	-	-	-
Other	503	78	-	581	-	581	-	581
Total revenue	158,210	292,257	5,372	455,839	-	455,839	-	455,839

Voyage expenses	(27,235)	(69,600)	(129)	(96,964)	-	(96,964)	-	(96,964)
Vessel operating costs	(31,043)	(15,811)	2,896	(43,958)	-	(43,958)	-	(43,958)
Charter hire costs	(11,755)	(63,626)	-	(73,381)	-	(73,381)	-	(75,381)
Depreciation of ships, drydocking and plant and equipment– owned assets	(13,724)	(10,474)	(1,668)	(25,866)	-	(25,866)	-	(25,866)
Depreciation of ships and ship equipment – right-of-use assets	(17)	(34,881)	-	(34,898)	-	(34,898)	-	(34,898)
Cost of ship sale	-	-	-	-	-	-	-	-
Other	(457)	(1,419)	1	(1,875)	-	(1,875)	-	(1,875)
Costs of sales	(84,231)	(195,811)	1,100	(278,942)	-	(278,942)	-	(278,942)

Gross profit	73,979	96,446	6,472	176,897	-	176,897	-	176,897

Operating (loss) profit	65,612	78,777	3,616	148,005	(3,379)	144,626	31	144,657
Interest income	7	11	163	181	20	201	-	201
Interest expense	(4,873)	(6,376)	(1,049)	(12,298)	-	(12,298)	-	(12,298)
Share of losses of joint ventures	-	-	-	-	-	-	(31)	(31)
Taxation	3	11	104	118	-	118	-	118
Profit (loss) for the year from continuing operations	60,749	72,423	2,834	136,006	(3,359)	132,647	-	132,647

(Reversal of ) impairment loss on owned ships	(3,557)	-	-	(3,557)	-	(3,557)	-	(3,557)
(Reversal of ) impairment loss on right-of-use assets	-	(1,046)	-	(1,046)	-	(1,046)	-	(1,046)
Impairment loss on disposal group	-	-	-	2,551	-	2,551	-	2,551
Impairment of goodwill and intangibles	94	871	-	965	-	965	-	965
Capital expenditure	5,947	26,423	1,134	33,504	-	33,504	-	33,504

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31	SEGMENT INFORMATION (cont’d)

2020	Drybulk carrier business		Others	Total	Unallocated	Total	Adjustments	Total
	Handysize	Supramax
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Vessel revenue	74,641	124,352	5,463	204,456	-	204,456	(478)	203,978
Ship sale revenue	9,181	-	-	9,181	-	9,181	(4,003)	5,178
Other	697	320	217	1,234	-	1,234	292	1,526
Total revenue	84,519	124,672	5,680	214,871	-	214,871	(4,189)	210,682

Voyage expenses	(30,995)	(48,547)	(208)	(79,750)	-	(79,750)	(2,090)	(81,840)
Vessel operating costs	(28,417)	(13,640)	2,255	(39,802)	-	(39,802)	1,834	(37,968)
Charter hire costs	(8,827)	(25,542)	-	(34,369)	-	(34,369)	-	(34,369)
Depreciation of ships, drydocking and plant and equipment– owned assets	(12,235)	(9,087)	(1,889)	(23,211)	-	(23,211)	1,208	(22,003)
Depreciation of ships and ship equipment – right-of-use assets	(89)	(24,597)	-	(24,686)	-	(24,686)	12	(24,674)
Cost of ship sale	(9,351)	-	-	(9,351)	-	(9,351)	3,976	(5,375)
Other	(539)	129	(2)	(412)	-	(412)	14	(398)
Costs of sales	(90,453)	(121,284)	156	(211,581)	-	(211,581)	4,954	(206,627)

Gross (loss) profit	(5,934)	3,388	5,836	3,290	-	3,290	765	4,055

Operating (loss) profit	(16,346)	(3,181)	2,125	(17,402)	(2,109)	(19,511)	1,838	(17,673)
Interest income	90	96	222	408	-	408	59	467
Interest expense	(6,414)	(8,542)	(679)	(15,635)	(50)	(15,685)	579	(15,106)
Share of losses of joint ventures	-	-	-	-	-	-	(2,476)	(2,476)
Taxation	(244)	(278)	333	(189)	-	(189)	-	(189)
(Loss) profit for the year from continuing operations	(22,914)	(11,905)	2,001	(32,818)	(2,159)	(34,977)	-	(34,977)

Impairment loss on owned ships	6,160	-	-	17,294	-	17,294	(1,012)	16,282
Impairment loss on disposal group	-	-	-	576	-	576	-	576
Acquisition of subsidiary (Note 39.1)	33,078	54,096	-	87,174	-	87,174	156,709	243,883
Capital expenditure	6,874	1,671	66	8,611	-	8,611	479	9,090

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31	SEGMENT INFORMATION (cont’d)

2019	Drybulk carrier business		Others	Total	Unallocated	Total	Adjustments	Total
	Handysize	Supramax
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Vessel revenue	102,805	153,937	5,182	261,924	-	261,924	(2,720)	259,204
Ship sale revenue	8,067	-	-	8,067	-	8,067	-	8,067
Other	1,360	1,218	1,058	3,636	-	3,636	1,385	5,021
Total revenue	112,232	155,155	6,240	273,627	-	273,627	(1,335)	272,292

Voyage expenses	(53,449)	(74,286)	(22)	(127,757)	-	(127,757)	(13,688)	(141,445)
Vessel operating costs	(23,632)	(4,436)	1,471	(26,597)	-	(26,597)	7,079	(19,518)
Charter hire costs	(15,162)	(41,393)	-	(56,555)	-	(56,555)	468	(56,087)
Depreciation of ships, drydocking and plant and equipment– owned assets	(10,585)	(3,596)	(2,269)	(16,450)	-	(16,450)	5,715	(10,735)
Depreciation of ships and ship equipment – right-of-use assets	(114)	(24,945)	-	(25,059)	-	(25,059)	55	(25,004)
Cost of ship sale	(8,280)	-	-	(8,280)	-	(8,280)	-	(8,280)
Other	(232)	(15)	(2)	(249)	-	(249)	10	(239)
Costs of sales	(111,454)	(148,671)	(822)	(260,947)	-	(260,947)	(361)	(261,308)

Gross profit	778	6,484	5,418	12,680	-	12,680	(1,696)	10,984

Operating (loss) profit	(11,354)	(4,910)	375	(15,889)	(2,255)	(18,144)	(1,298)	(19,442)
Interest income	659	666	458	1,783	-	1,783	99	1,882
Interest expense	(4,850)	(5,257)	(1,017)	(11,124)	-	(11,124)	3,072	(8,052)
Share of losses of joint ventures	-	-	-	-	-	-	(1,873)	(1,873)
Taxation	(95)	(99)	594	400	-	400	-	400
(Loss) profit for the year from continuing operations	(15,640)	(9,600)	410	(24,830)	(2,255)	(27,085)	-	(27,085)

Impairment loss on owned ships	2,905	-	-	16,995	-	16,995	-	16,995
Impairment loss on goodwill and intangibles	-	-	-	3,179	-	3,179	-	3,179
Impairment loss on right-of-use assets	-	2,250	-	2,250	-	2,250	-	2,250
Capital expenditure	3,065	50,008	88	107,766	-	107,766	(1,565)	106,201

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

32	OTHER OPERATING INCOME (EXPENSE)

	2021	2020	2019
	US$’000	US$’000	US$’000

Reversal of (impairment loss) on ships (Note 13)	3,557	(5,148)	(2,904)
Reversal of (impairment loss) on right-of-use ships (Note 14)	1,046	-	(2,250)
Impairment loss on goodwill (Note 18)	(965)	-	-
Impairment loss on financial assets	(2)	(1)	-
Foreign exchange gain (loss)	95	4,868	(484)
Gain on disposal of office equipment, furniture and fittings and motor vehicles	14	-	-
Gain on disposal of right-of-use asset	104	-	-
Other operating expense	-	(12)	(886)
	3,849	(293)	(6,524)

33	INTEREST INCOME

	2021	2020	2019
	US$’000	US$’000	US$’000

Interest on loans to joint ventures (Note 5)	-	112	983
Bank interests	201	355	899
	201	467	1,882

34	INTEREST EXPENSE

	2021	2020	2019
	US$’000	US$’000	US$’000

Interest on bank loans	6,231	7,128	4,436
Interest on non-bank loan	1,808	2,797	-
Amortisation of upfront fees on bank loans	1,263	1,831	379
Other finance cost	1,095	870	47
Interest on lease liabilities	1,901	2,480	3,190
	12,298	15,106	8,052

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

35	PROFIT (LOSS) BEFORE TAXATION

Profit (loss) before taxation has been arrived at after charging:

	2021	2020	2019
	US$’000	US$’000	US$’000

Depreciation of ships, drydocking and plant and equipment (Note 13)	25,866	22,003	10,735
Depreciation of other property, plant and equipment *	51	39	43
Amortisation of intangible assets *	165	146	25
Total depreciation and amortisation – owned assets	26,082	22,188	10,803

Depreciation of ships and ship equipment – right-of-use assets	34,898	24,674	25,004
Depreciation of property – right-of-use assets *	938	946	450
Total depreciation and amortisation – right-of-use assets	35,836	25,620	25,454

Total depreciation and amortisation	61,918	47,808	36,257

Cost of inventories recognised as expense (included in voyage expenses)	57,633	47,135	51,191
Expense recognised in respect of equity-settled share-based payments	3,336	1,831	3,129
Employee benefits expenses (including directors’ remuneration and share based payments)	27,206	14,534	17,162
Cost of defined benefit plan and defined contribution plans included in employee benefits expenses	1,096	1,019	1,089

*	Included in administrative expense

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

36	INCOME TAX

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

The tax rate used for the 2021, 2020 and 2019 reconciliations below is the corporate tax rate of 17% payable by corporate entities in Singapore on taxable profits under tax law in that jurisdiction. The corporate taxation rates payable by the South African entities in terms of the tax law in South Africa is 28% (2020 and 2019: 28%).

	2021	2020	2019
	US$’000	US$’000	US$’000
Current tax
In respect of the current year	513	181	(413)
Withholdings tax	48	10	-
In respect of prior years	(132)	-	8
	429	191	(405)
Deferred tax
In respect of the current year	(547)	(2)	3
In respect of prior years	-	-	2
	(547)	(2)	5

Income tax (benefit) expense	(118)	189	(400)

The total charge for the year can be reconciled to the accounting loss as follows:

	2021	2020	2019
	US$’000	US$’000	US$’000

Profit (loss) before tax	132,529	(34,788)	(27,485)

Income tax benefit calculated at corporate rate	22,530	(5,914)	(4,672)
Adjusted for:
Effect of income that is exempted from tax	(27,890)	(2,967)	(2,225)
Effect of expenses that are not deductible in determining taxable profit	6,204	9,905	7,623
Effect of different tax rates of subsidiaries operating in other jurisdictions	(878)	(849)	(1,134)
Effect of tax losses disallowed to be brought forward	-	4	-
(Over)under provision of tax in prior year	(132)	-	8
Withholding tax	48	10	-
	(118)	189	(400)

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

37	DISCONTINUED OPERATION

The Group completed the sale of the remaining MR tankers and Small Tankers in April 2021 as part of a plan to exit the tanker business and focus on the drybulk business. The divestments of the vessels was followed by a restructure of the staff and administration which was completed in December 2021. The MR Tanker segment and the Small tanker segment were effectively discontinued as at 31 December 2021.

The results of the discontinued operation, which were included in the profit (loss) for the year, were as follows:

	2021	2020	2019
	US$’000	US$’000	US$’000

Revenue	52,980	68,535	58,754
Cost of Sales
Voyage expenses	(421)	(1,601)	(7,999)
Vessel operating costs	(1,942)	(9,509)	(14,371)
Charter hire costs	-	(3,851)	(5,581)
Depreciation of ships, drydocking and plant and equipment– owned assets	-	(1,846)	(6,794)
Depreciation of ships and ship equipment – right-of-use assets	-	(1,739)	(5,445)
Other expenses	(61)	(582)	(458)
Cost of ship sale	(50,580)	(38,356)	(8,564)
Gross (loss) profit	(24)	11,051	9,542
Other operating expense	(2,986)	(13,264)	(17,035)
Administrative expense	(2,253)	(3,173)	(4,510)
Share of (losses) profit of joint ventures	(1)	1,531	453
Interest income	35	98	97
Interest expense	(649)	(1,832)	(3,864)
Loss before taxation	(5,878)	(5,589)	(15,317)
Income tax benefit (expense)	2,713	(534)	(1,085)
Net loss attributable to discontinued operation (attributable to the owners of the Company)	(3,165)	(6,123)	(16,402)

Cash flows relating to the discontinued operation of the tanker business were as follows:
Net cash flows from discontinued operation
Cash generated from (used in) from operating activities	21,909	29,845	(32,792)
Cash generated from (used in) investing activities	962	(1,492)	27,548
Cash used in financing activities	(25,949)	(25,723)	(8,011)

Included in the income tax benefit for 2021 is the reversal of a tax provision of US$2,400,000. On the 7 May 2021, the United Kingdom Upper Tribunal found in the Group’s favour with respect to the tax dispute with Her Majesty’s Revenue & Customs service of the United Kingdom (“HMRC”). HMRC decided not to appeal the decision and a reversal of the tax provision was recorded in profit or loss in the line item ‘Income tax benefit (expense)’.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

38	ASSETS CLASSIFIED AS HELD FOR SALE

	2021	2020
	US$’000	US$’000

Investment in joint ventures (i) (ii)	-	63
Assets of disposal group (iii)	-	3,762
	-	3,825
Liabilities of disposal group (iii)	-	(508)
	-	3,317

(i)
In 2018, the Group agreed to sell the vessel in Petrochemical Shipping Limited, a joint venture of the Group, and to wind up the joint venture arrangement. The joint venture arrangement was dissolved on 19 March 2021.

(ii)
In 2018, the Group agreed to wind up Leopard Tankers Pte. Ltd., a joint venture of the Group, in such a manner that the Group purchased two vessels, the Leopard Sun and Leopard Moon in January 2019 and February 2019 respectively. At 31 December 2021, the carrying amount of the investment is US$Nil (2020: US$Nil) and hence no further impairment loss was recognised on the classification to assets classified as held for sale.

(iii)
In 2019, the Group agreed to dispose of one of GSSA’s businesses (Unicorn Tanker division) to a third party and in 2020, the Group agreed to dispose of a second GSSA business (Training school) to a third party.

Management assessed the fair value less cost to sell of the assets and liabilities of the first disposal group on the date that they were classified as held for sale and recorded an impairment loss of US$3,179,000 in 2019. The assets of the disposal group were further impaired by US$576,000 in 2020 and US$2,551,000 in 2021. The conclusion of the sale process was hampered by the global pandemic in 2020. In November 2021 the agreement was cancelled and management agreed to cease the Unicorn Tanker division operations with immediate effect. The Unicorn Tanker division has been included in the discontinued operation (Note 37).

Management assessed the fair value less cost to sell of the assets and liabilities of the second disposal group on the date that they were classified as held for sale and recorded an impairment loss on office equipment, furniture and fittings and motor vehicles of US$138,000 in 2020. The transaction was completed in May 2021.

	2021	2020
	US$’000	US$’000

Net assets of disposal group held for sale as at 1 January	3,254	4,056

Business classified as held for sale during the year	-	100
Sale of business during the year	(100)	-
Movements during the year on assets held for sale	(60)	(76)
Impairment of disposal group held for sale	(2,551)	(576)
Effect of foreign currency exchange differences	(543)	(250)

Net assets of disposal group held for sale as at 31 December	-	3,254

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

38	ASSETS CLASSIFIED AS HELD FOR SALE (cont’d)

The classes of assets and liabilities comprising the disposal groups classified as held for sale are as follows:

	2020
	Training School	Unicorn Tanker division	Total
	US$’000	US$’000	US$’000
Assets
Cash and bank balances	-	60	60
Trade receivables	69	336	405
Other receivables and prepayments	7	188	195
Inventories	-	125	125
Ships, property, plant and equipment	70	2	72
Goodwill	-	2,554	2,554
Right-of-use assets	317	34	351
Assets classified as held for sale	463	3,299	3,762

Liabilities
Trade and other payables	17	145	162
Lease liabilities	346	-	346
Liabilities directly associated with assets classified as held for sale	363	145	508

Net assets of disposal group	100	3,154	3,254

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

39	ACQUISITION OF ASSETS AND DISPOSAL OF BUSINESSES

39.1
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

The fair value and book value of the net assets acquired amounted to US$134,818,000 and US$147,683,000 respectively. The difference between fair value and book value is allocated on a pro rata basis of relative fair values to reduce certain of the assets acquired (i.e. ships). The ships acquired and cash and cash equivalents assumed as part of the transaction amounted to US$243,596,000 and US$15,774,000 respectively.
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

Assets and liabilities recognised at the date of acquisition	2020
US$’000

Cash and bank balances including restricted cash	15,774
Other receivables and prepayments	694
Due from related parties	2,512
Inventories	485
Ships, property, plant and equipment (Note 13)	243,883
Right-of-use assets (Note 14)	87
Bank loans (Note 25)	(125,517)
Other payables	(2,690)
Due to related parties	(33)
Lease liabilities (Note 24)	(90)
Fair value of net identifiable assets acquired	135,105

Net cash outflows arising on acquisition of IVS Bulk Pte. Ltd.	2020
US$’000

Total purchase consideration	(44,087)
Less: cash and bank balances including restricted cash	15,774
Payment for acquisition of subsidiary, net of cash acquired	(28,313)

Non-controlling interest of 33.25% in IVS Bulk recognised at the acquisition date was measured based on the fair value of purchase consideration of IVS Bulk and amounts to US$44.1 million.

On 1 December 2020, additional funding from GSPL to IVS Bulk Pte. Ltd. of US$4,000,000 was converted to share capital in terms of the shareholders agreement. The conversion increased the shareholding of GSPL from 66.75% to 68.86%. This has been accounted as an equity transaction between the shareholders.

On 1 September 2021, the Group acquired the remaining 31.14% equity stake in IVS Bulk Pte. Ltd. for US$46,634,000, comprising of US$37,219,000 for the purchase of the ordinary shares, interest on the purchase price of US$275,000, related expenses of US$53,000 and US$9,087,000 for the preference shares. The purchase consideration was used to settle the non-controlling interest of US$52,339,000 and the difference of US$5,705,000 was recognised in equity as in Merger Reserves (Note 29).

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

39	ACQUISITION OF ASSETS AND DISPOSAL OF BUSINESSES (cont’d)

39.2
Island Bulk Carriers Pte. Ltd.

During the year ended 31 December 2020, the Group acquired additional equity interest in Island Bulk Carriers Pte. Ltd. (“IBC”) from its joint venture partner which increased its ownership interest from 65% to 100% and subsequently recognised IBC as a subsidiary of the Group (Note 15) resulting in consolidation of IBC as at 31 December 2020. Prior to this, the Group had recognised IBC as a joint venture (Note 16) and it was accounted under the equity method. IBC is a vessel operating entity with a process and workforce. The transaction was determined by management to be in substance a business combination as defined in IFRS 3
Business Combinations
not an asset acquisition. The deemed disposal of its previously held joint venture interest had no impact on the profit or loss or the Group and no cash and cash equivalents were assumed as part of the transaction.

40	EARNINGS PER SHARE

The calculation of basic and diluted earnings per share is based on the following data:

From continuing operations and discontinued operation

Earnings
	2021	2020	2019
	US$’000	US$’000	US$’000
Profit (loss) for the purpose of basic profit (loss) per share
Net profit (loss) attributable to the shareholders of the Group	118,925	(38,795)	(43,487)
Effect of dilutive potential ordinary share	-	-	-
Profit (loss) for the purposes of diluted profit (loss) per share	118,925	(38,795)	(43,487)

Number of shares for the purpose of calculating basic and diluted profit/(loss) per share

	2021	2020	2019
Weighted average number of ordinary shares for the purpose of basic profit/(loss) per share	19,150,787	18,966,414	19,022,665
Effect of dilutive potential ordinary shares due to FSP share awards	861,168	-	-
Weighted average number of ordinary shares for the purpose of diluted profit/(loss) per share	20,011,955	18,966,414	19,022,665

	US$	US$	US$
Basic profit (loss) per share	6.21	(2.05)	(2.29)
Diluted profit (loss) per share	5.94	(2.05)	(2.29)

The following potential ordinary shares are anti-dilutive and are therefore excluded from the weig ht ed average number of ordinary shares for the purpose of diluted profit (loss) per share:

Number of shares	-	650,333	728,000

These shares granted under the 2018 FSP became dilutive to basic profit (loss) per share in 2021.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

40	EARNINGS PER SHARE ( c ont’d)

From continuing operations

Earnings
	2021	2020	2019
	US$’000	US$’000	US$’000
Profit (loss) for the purpose of basic profit (loss) per share
Net profit (loss) attributable to the shareholders of the Group	118,925	(38,795)	(43,487)
Adjustments to exclude loss for the year from discontinued operation	3,165	6,123	16,402
Profit (loss) from continuing operations for the purpose of basic Profit (loss) per share from continuing operations	122,090	(32,672)	(27,085)
Effect of dilutive potential ordinary share	-	-	-
Profit (loss) for the purposes of diluted profit (loss) per share from continuing operations	122,090	(32,672)	(27,085)

	US$	US$	US$
Basic profit (loss) per share	6.38	(1.72)	(1.42)
Diluted profit (loss) per share	6.10	(1.72)	(1.42)

The weighted average number of shares are the same as detailed above for basic and diluted earnings per share from continuing and discontinued operation.

From discontinued operation

	2021	2020	2019
	US$	US$	US$
Basic profit (loss) per share	(0.17)	(0.33)	(0.87)
Diluted profit (loss) per share	(0.16)	(0.33)	(0.87)

41	DIVIDENDS

	2021	2020	2019
	US$’000	US$’000	US$’000
Amounts recognised as distributions to equity holders in the year
Interim dividend for the year ended 31 December	13,546	-	-

	US$	US$	US$
Interim dividend per share	0.72	-	-

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

42	NON-CONTROLLING INTEREST

Summarised financial information in respect of the Group’s subsidiary that had a material non-controlling interests is set out below. The non-controlling interest was acquired by the Group on 1 September 2021 and the equity balance was settled as part of the purchase price.

The summarised financial information below represents amounts for the period ended 31 December 2020 before intragroup eliminations.

2020
US$’000
IVS Bulk

Current assets	11,000
Non-current assets	252,447
Current liabilities	(15,428)
Non-current liabilities	(104,264)

Equity attributable to owners of the Company	98,990
Non-controlling interests	44,765
143,755

Revenue	27,620
Cost of sales	(30,050)
Gross loss	(2,430)
Administration expenses	(968)
Interest received	28
Interest paid	(4,568)
Tax expense	(11)
Loss for the year, representing total comprehensive loss for the year	(7,949)

Loss attributable to the owners of the Company, representing total comprehensive loss for the year	(5,312)
Loss attributable to the non-controlling interests, representing total comprehensive loss for the year	(2,637)
Loss for the year, representing total comprehensive loss for the year	(7,949)

Net cash inflow from operating activities	424
Net cash outflow from financing activities	(6,830)
(6,406)

	2021	2020
	US$’000	US$’000

Balance at 1 January	41,782	-
Non-controlling interest arising on the acquisition of IVS Bulk Pte. Ltd. (Note 39.1)	-	44,087
Acquisition of the non-controlling interest of IVS Bulk Pte. Ltd. (Note 39.1)	(52,339)	-
Share of profit (loss) for the year	10,557	(2,637)
Adjustments	-	332
Balance at 31 December	-	41,782

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

43	COMMITMENTS

The Group has entered into drydock and ballast water treatment contracts for some of its ships during the year. In terms of the agreements, the Group has committed to payments for these ships. The following has been authorised:

	2021	2020
	US$’000	US$’000

Due within 1 year	887	1,057

The expenditure will be financed out of cash resources from operations and bank loans.

44	GOING CONCERN

The historical consolidated financial information presented has been prepared on the assumption that the Group as a whole will continue to operate as going concerns. The Board of Directors has no reason to believe that the Group will not continue to operate as a going concern as disclosed in Note 4 to the financial statements.

45	EVENTS AFTER THE REPORTING PERIOD

a)
On 16 February 2022, the Company’s Board of Directors declared an interim quarterly cash dividend of US$0.72 per ordinary share, payable on or about 22 March 2022, to all shareholders of record as of 11 March 2022 (the “Record Date”). As of
16
February, 2022, there were 18,484,861 common shares of the Company outstanding (excluding treasury shares).

b)
At the end of February 2022, following the Russian invasion of the Ukraine, Russia has been subjected to numerous economic sanctions. Such measures have and will likely continue to cause severe trade disruptions. Management considers the conflict and subsequent sanctions to be a non-adjusting event for the financial year ended 31 December 2021. The extent to which the sanctions will impact the Group’s subsequent results of operations and financial condition, will depend on future developments, which are highly uncertain and cannot be predicted.

