Form 20-F
period 2022-12-31
Grindrod Shipping Holdings Ltd.
filed 2023-03-23
CIK 1725293

UNITED

STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022
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
Stephen Griffiths
Tel: 65 6632 1315
Fax: 65 6323 0046
#03-01 Southpoint
200 Cantonment Road
Singapore 089763
 (Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

and

Joshua Wechsler
Fried, Frank, Harris, Shriver & Jacobson LLP
Tel: (212) 859-8000
Fax: (212) 859-4000
One New York Plaza
New York, New York 10004
United States

Securities registered or to be registered pursuant to Section 12(b) of the Act.

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
☐

 If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements
☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).
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

On October 12, 2022, we announced that we had entered into a Transaction Implementation Agreement (“TIA”), dated as of October 11, 2022, between the Company,
Taylor Maritime Investments Limited (“TMI”)
and Good Falkirk (MI) Limited, a wholly-owned subsidiary of TMI (the
“
Offeror”), providing for a voluntary conditional cash offer (the
“
TMI Offer”) to be made by the Offeror for all of the issued ordinary shares in the capital of the Company. All shares that were validly tendered were accepted for payment, following which TMI owned approximately 73.78% of the shares of the Company. A subsequent offer period began immediately thereafter and expired on December 19, 2022. On expiration of the subsequent offer period, TMI held approximately 83.23% of the outstanding shares of the Company.

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

In this annual report all references to “Fleet” mean the 31 vessels we operate as of the date of this report, listed in “Item 4. Information on the Company—B. Business Overview—Our Fleet”.

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

Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:

•	our future operating or financial results;

•	the strength of world economies, including, in particular, in China and the rest of the Asia-Pacific region;

•	the effects of the COVID-19 pandemic on our operations and the demand and trading patterns for the drybulk markets, and the duration of these effects;

•	cyclicality of the drybulk industry, including general drybulk shipping market conditions and trends, including fluctuations in charter hire rates and vessel values;

•	changes in supply and demand in the drybulk shipping industry, including the market for our vessels;

•	changes in the value of our vessels;

•	changes in our business strategy and expected capital spending or operating expenses, including drydocking, surveys, upgrades and insurance costs;

•	competition within the drybulk industry;

•	seasonal fluctuations within the drybulk industry;

•	our ability to employ our vessels in the spot market and our ability to enter into time charters after our current charters expire;

•	general economic conditions and conditions in the coal industry;

•	our ability to satisfy the technical, health, safety and compliance standards of our customers;

•	the failure of counterparties to our contracts to fully perform their obligations with us;

•	our ability to execute our growth strategy;

•	international political conditions, including additional tariffs imposed by China and the United States;

•	potential disruption of shipping routes due to weather, accidents, political events, natural disasters or other catastrophic events;

•	vessel breakdowns;

•	corruption, piracy, military conflicts, political instability and terrorism in locations where we may operate, including the conflict between Russia and Ukraine;

•	fluctuations in interest rates and foreign exchange rates and changes in the method pursuant to which the London Interbank Offered Rate (“LIBOR”) and other benchmark rates are determined;

•	changes in the costs associated with owning and operating our vessels;

•	changes in, and our compliance with, governmental, tax, environmental, health and safety regulations;

•	potential liability from pending or future litigation;

•	our ability to procure or have access to financing, our liquidity and the adequacy of cash flows for our operations;

•	the continued borrowing availability under our debt agreements and compliance with the covenants contained therein;

•	our ability to fund future capital expenditures and investments in the construction, acquisition and refurbishment of our vessels;

•	our dependence on key personnel;

•	our expectations regarding the availability of vessel acquisitions and our ability to buy and sell vessels and to charter-in vessels as planned or at prices we deem satisfactory;

•	adequacy of our insurance coverage;

•	effects of new technological innovation and advances in vessel design; and

•	the other factors set out in “Item 3. Key Information—Risk Factors”.

We undertake no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events except as required by law.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

1

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

2

ITEM 3.	KEY INFORMATION

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

Risks Related to Our Industry

•	Global economic conditions could negatively affect the markets in which we operate and could affect our results;
•	Outbreaks of epidemic and pandemic diseases, including COVID-19, and governmental responses thereto, could affect our results;
•	Charter rates and spot markets for drybulk carriers are volatile, which could affect our results;
•	The fair market values of our vessels are volatile which could limit our borrowings, cause us to breach covenants or result in impairment losses;
•	Inflation could continue to adversely affect our business and financial results;
•	An inability to effectively time investments in and divestments of vessels could affect our business strategy;
•	An over-supply of drybulk carrier capacity may lead to a reduction in drybulk carrier charter rates;
•	We operate in the highly competitive international shipping industry and we may not be able to successfully compete;
•	Our drybulk shipping charter rates and spot rates will be subject to seasonal and cyclical fluctuations;
•	We are subject to complex laws and regulations, that can affect the cost, manner or feasibility of doing business;
•	Climate change and greenhouse gas restrictions may adversely affect our operating results;
•	Our growth depends on continued growth in demand for commodities and the seaborne transportation of such cargoes;
•	If we cannot meet our customers’ requirements we may not be able to operate our vessels profitably;
•	World events, including terrorist attacks and regional conflict, could affect on our results;
•	Increasing trade protectionism and unraveling multilateral trade agreements could impact our client’s and our business;
•	Acts of piracy on ocean-going vessels may impact our business;
•	We are subject to international safety regulations and requirements imposed by our classification societies and the failure to comply with these regulations may affect our business;
•	Increased inspection procedures and tighter import and export controls could increase costs and disrupt our business;
•	Changes in fuel, or bunker, prices may adversely affect our profits;
•	Long-term technological innovations could expose us to lower vessel utilization and/or decreased charter rates;
•	We operate drybulk carriers worldwide and, as a result, our business has inherent operational risks;
•	Maritime claimants could arrest or attach one or more of our vessels, which could interrupt our cash flows;
•	Labor interruptions could disrupt our business;
•	Our vessels may call on ports located in countries that are subject to restrictions which could affect our reputation;
•	We could be adversely affected by violations of worldwide anti-corruption laws;
•	The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us; and
•	Governments could requisition our vessels during a period of war or emergency, which could affect our results.

Risks Related to Our Business

•	Our drybulk vessels are employed in the spot market and a decrease in drybulk spot rates could affect our results;
•	A reduction in charter rates, spot market rates, market deterioration or the aging of our Fleet may result in impairment charges against our vessels;
•	We depend on certain customers for our revenue who could default on their obligations;
•	A drop in spot market rates may provide an incentive for customers to default on their charters and contracts;
•	We are subject to certain risks with respect to our counterparties to contracts, which could cause us to suffer losses;
•	We may be unable to attract and retain key management personnel and other employees, which could affect our results;

•	The aging of our vessels may result in increased operating costs in the future, which could affect our results;
•	We may not have adequate insurance to compensate us for losses due to the inherent risks in the industry;
•	We may have difficulty managing our planned growth properly;
•	Grindrod Shipping depends on its subsidiaries to distribute funds to it;
•	Our future capital needs are uncertain and we may need to raise additional funds in the future;
•	Servicing our current or future indebtedness and meeting certain financing obligations limits available funds;
•	We are exposed to volatility in benchmark rates (in particular LIBOR) which could affect our results;
•	The interest rates incurred under our credit facilities may be impacted by the phasing out of LIBOR;
•	We are leveraged, which could significantly limit our ability to execute our business strategy;
•	Utilising derivative instruments, such as forward freight or bunker swap agreements, could affect our results;
•	We may be subject to litigation that could affect our results;
•	Some of the vessels in our Fleet are operated by third-party technical managers which may affect our results;
•	Some of the third-party managers are privately held companies with limited public information available;
•	Security breaches and disruptions to our information technology infrastructure could affect our operations;
•	Exchange rate fluctuations could cause exchange rate losses;
•	If we are unable to operate our financial and operations systems effectively, our performance may be affected;
•	We need to maintain our relationships with local shipping agents, port and terminal operators;
•	Prolonged disruption in the loading and unloading of our vessels and port congestion could affect our operations;
•	If we acquire and/or operate secondhand vessels, we could be exposed to increased operating costs;
•	Technological innovation could reduce our charter hire income and the value of our vessels;
•	Newbuilding projects are subject to risks that could cause delays, cost overruns or cancellations;
•	Our failure to comply with data privacy laws could damage our customer relationships and expose us to litigation; and
•	We currently bank with a limited number of financial institutions, which subjects us to credit risk.

Risks Relating to Our Ordinary Shares

•	There may not be a liquid market for the Grindrod Shipping ordinary shares;
•	Certain shareholders own large portions of our ordinary shares, which may influence the outcome of significant votes;
•	The Grindrod Shipping ordinary shares are traded on two stock exchanges and this may result in price variations;
•	If analysts do not publish research or reports about our business, our share price and trading volume could decline;
•	Grindrod Shipping may not have sufficient distributable profits to distribute dividends or assets to shareholders;
•	Any shareholder whose principal currency is not the U.S. dollar is subject to currency risk on dividends paid;
•	Grindrod Shipping is a Singapore company, and shareholder rights differ from those under U.S. law;
•	Grindrod Shipping is subject to the laws of Singapore, which differ from the laws of the United States;
•	Anti-takeover provisions under Singapore law may affect a future takeover or change of control of Grindrod Shipping, which could affect the share price;
•	Under Singapore law, shareholder approval is required to allow us to issue new shares;
•	The Jumpstart Our Business Startups Act of 2012 allows us to postpone the date by which we must comply with some disclosure and investor protection laws;
•	As a “foreign private issuer” we are permitted to follow certain home country corporate governance practices;
•	If we lost foreign private issuer status, we would be required to comply with the Exchange Act’s domestic reporting regime;
•	If we fail to establish and maintain proper internal controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired;
•	We incur certain significant costs as a company whose ordinary shares are publicly traded in the United States;
•	We are subject to significant scrutiny and expectations with respect to our Environmental, Social and Governance (“ESG”) policies; and
•	Certain of Grindrod Shipping’s directors may have actual or potential conflicts of interest.

Tax Risks

•	We may have to pay tax on U.S. source income, which would reduce our earnings;
•	U.S. tax authorities could treat us as a “passive foreign investment company.”
•	We may be subject to taxes, which may reduce our cash available for distribution to our shareholders; and
•	Grindrod Shipping shareholders may be subject to Singapore taxes.

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

Economic slowdown in the Asia Pacific region, particularly in China, may exacerbate the effect on us, as we anticipate a significant number of the port calls made by our vessels and those of our competitors will continue to involve the loading or discharging of drybulk commodities such as iron ore and coal in ports in the Asia Pacific region. Before the global financial crisis that began in 2008, China had one of the world’s fastest growing economies in terms of GDP, which had a significant impact on shipping demand. Real growth rate continues to remain below pre-2008 levels and any improvement in the global economy in 2023 will depend on China’s recovery. As China is responsible for 53% of the world’s crude steel output and 74% of seaborne iron ore imports, the current crisis in China has a significant impact on our drybulk trade. The weaker Chinese economy in 2022 aggravated by the zero tolerance policy on COVID-19 outbreaks and an unstable property market led to lower oil and commodity prices and also had a moderating impact on global inflationary forces. To the extent the growth of the Chinese economy slows as a result of changes in political, economic or social conditions or developments in government policies (including. in particular, around economic growth, urbanization or infrastructure spending), the level of imports to and exports from China could be adversely affected, negatively impacting demand for drybulk shipping. It is possible that China and other countries in the Asia Pacific region will continue to experience slowed or even negative economic growth in the future. Moreover, economic slowdown in the economies of the United States, Europe and other Asian countries may further adversely affect economic growth in China and elsewhere. Our business, financial condition, cash flows and results of operations, as well as our future prospects, will likely be materially and adversely affected by a further economic downturn in any of these countries or geographic regions.

Global financial markets and economic conditions have been and continue to be volatile. Credit markets and the debt and equity capital markets have been distressed and the uncertainty surrounding the future of the global credit markets has resulted in reduced access to credit worldwide. Rising interest rates in the United States, Eurozone and other regions may also negatively impact global economic growth, demand for our drybulk shipping services and our cost of capital. These issues, along with significant write-offs in the financial services sector, the re-pricing of credit risk and the current weak economic conditions, have made, and will likely continue to make, it challenging to obtain additional financing. In addition, the current state of global financial markets and current economic conditions might adversely impact our ability to issue additional equity at prices which will not be dilutive to our existing shareholders or preclude us from issuing equity at all.

Also, as a result of concerns about the stability of financial markets due to supply disruptions, rising energy prices, the increase in the inflation and the solvency of counterparties specifically, the cost of obtaining money from the credit markets has increased. We cannot be certain that financing will be available to the extent required to implement our business strategy, or that we will be able to refinance our credit facilities in due course, on acceptable terms or at all. If financing or refinancing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they become due or we may be unable to enhance our existing business, acquire newbuildings and additional vessels or otherwise take advantage of business opportunities as they arise.

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

These global economic conditions have in the past and may continue to have in the future a number of adverse consequences for drybulk and other shipping sectors, including, among other things:

•	low charter rates, particularly for vessels employed on short-term time charters or in the spot market;

•	decreases in the market value of drybulk carriers and limited second-hand market for the sale of vessels;

•	limited financing for vessels;

•	widespread loan covenant defaults; and

•	declaration of bankruptcy by certain vessel operators, vessel owners, shipyards and charterers.

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

The COVID-19 pandemic, and measures to contain its spread, continues to negatively impact regional and global economies and trade patterns in markets in which we operate, the way we operate our business, and the businesses of our customers and suppliers. Governments in affected countries have implemented measures in an effort to contain the virus including travel restrictions, quarantines and other emergency public health measures and a number of countries implemented lockdown measures. Companies, including us, took precautions, such as requiring employees to work remotely, and imposing travel restrictions. These restrictions have had an adverse impact on global economic conditions, have resulted in a decline in demand for certain of the raw materials that our vessels transport, and have introduced new risks to our operations, some of which may not yet have become evident to us. As a result of these measures, our vessels may not be able to call on ports, or may be restricted from departing from ports, and the duration of voyages may increase in order to accommodate mandatory minimum periods between port calls which could increase our costs and delay the due date for payment of freight to us. In addition we may experience severe operational disruptions and delays, unavailability of normal port infrastructure and services including limited access to equipment, critical goods and personnel, closure of ports and customs offices, inability to renew or maintain the required classifications of our vessels, difficulty in executing vessel purchases or sales, potential decreases in the market values of vessels and related impairment charges, disruptions to crew change, quarantine of ships and/or crew, counterparty credit strength, limitations on sources of cash and liquidity, noncompliance with covenants in our credit facilities and financing lease obligations, as well as disruptions in the supply chain and industrial production which may lead to reduced cargo supply and/or the demand for such cargo and thus to a decline in the demand for our services, among other potential consequences.

Ongoing prevention and mitigation measures, and negative economic and trade impacts of the COVID-19 outbreak could materially and adversely affect our future operations, our business, financial condition and cash flows. The extent of the COVID-19 outbreak’s effect on our operational and financial performance will depend on future developments, including the duration, spread and intensity of the outbreak, the emergence of new variants, the development, availability, distribution and effectiveness of vaccines and treatments, the imposition of protective public safety measures and the impact on the global economy, all of which are uncertain and difficult to predict considering the rapidly evolving situation. As a result, the ongoing impact of the COVID-19 pandemic on our business will depend on numerous evolving factors we cannot reliably predict, which impact could be material and adverse.

Charter rates and spot markets for drybulk carriers are volatile and may decrease in the future, which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

The drybulk shipping industry is cyclical with high volatility in charter rates and profitability. The degree of charter rate volatility among different types of drybulk carriers has varied widely; however, a downturn in the drybulk charter market will severely affect the entire drybulk shipping industry and charter rates for drybulk carriers will decline significantly. In the past, time charter and voyage charter rates for drybulk carriers have declined below operating costs of vessels. The Baltic Dry Index, or the BDI, an index of daily average of charter rates for key drybulk routes published by the Baltic Exchange Limited, which has long been viewed as the main benchmark to monitor the movements of the drybulk vessel charter market and the performance of the entire drybulk shipping market, declined approximately 97.5% from its high of 11,793 in May 2008 to 290 on February 10, 2016 and has remained volatile since then. During the year ended December 31, 2022, the BDI started on 2,285 and finished 34% lower on 1,515 points. It achieved a peak of 3,369 on May 23, 2022 and a trough of 965 on August 31, 2022, representing a 70% spread between high and low.

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

The fair market values of our drybulk carriers are volatile and may decline in the future, which could limit the amount of funds that we can borrow, cause us to breach certain financial covenants in our credit facilities, or result in an impairment charge, and we may incur a loss if we sell a vessel following a decline in its market value.

The fair market values of our drybulk carriers have been very volatile and may continue to fluctuate depending on a number of factors, including:

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

Inflation could continue to adversely affect our business and financial results.

Inflation could continue to adversely affect our business and financial results by increasing the costs of labor and materials needed to operate our business. During the year ended December 31, 2022, we have experienced increased costs for crew, spares and stores, which trend we currently expect to continue into 2023. Depending on developments in the drybulk industry and other economic conditions, we may be unable to raise our charter rates enough to offset the increasing costs of our operations, which would decrease our profit margins. Inflation may also raise our costs of capital and decrease our purchasing power, making it more difficult to maintain sufficient funds to operate our business.

An inability to effectively time investments in and divestments of vessels could prevent the implementation of our business strategy and negatively impact our business, financial condition, cash flows and results of operations.

In order to maintain a young fleet, we are required to replace older vessels with newer ones over time. In order to do so, we intend to grow our Fleet by entering into long-term chartering and newbuildings contracts, making acquisitions and disposals in the resale and second-hand markets and exercising purchase options in certain of our long-term charter contracts. Our business is greatly influenced by long-term chartering contracts, the timing of investments and/or divestments, the exercise of our purchase options to acquire vessels and contracting of newbuildings. As of the date of this annual report, we have purchase options to acquire four vessels that we time charter. For a discussion of the terms of these purchase options, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Overview”. If we are unable to identify the optimal timing of such investments, of the exercise of our purchase options, of divestments or of contracting of newbuildings in relation to the shipping value cycle or unable to execute at the optimal timing due to capital constraints or other reasons, this could have a material adverse effect on our business, financial condition, cash flows and results of operations.

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

The market supply of drybulk carriers has increased significantly since the beginning of 2005. As of February 2023, newbuilding orders, which extend to 2025 and beyond, had been placed for approximately 7.5% of the existing global drybulk fleet capacity for handysize drybulk vessels and 7.7% of the existing global drybulk fleet capacity for supramax/ultramax drybulk vessels. There has been a relatively slower pace of both newbuild deliveries and demolition over the last decade due to uncertainty over fuelling technology. Drybulk carrier supply growth has in previous years outpaced drybulk carrier demand growth, causing downward pressure on drybulk charter rates. If the capacity of new drybulk carriers delivered exceeds the capacity of drybulk carriers being scrapped, drybulk capacity will increase. Until the new supply is fully absorbed by the market, drybulk charter rates may continue to be under pressure in the near to medium term and this could have a material adverse effect on our business, financial condition, cash flows and results of operations.

We operate in the highly competitive international shipping industry and we may not be able to compete for charters and contracts of affreightment, or COAs, with new entrants or established companies with greater resources, and, as a result, we may be unable to employ our vessels profitably.

Our vessels are employed in a highly competitive market that is capital intensive and highly fragmented. The competition in the market is based primarily on supply and demand and we compete for charters and COAs on the basis of price, vessel location, size, age, the condition of the vessel, our and our third-party commercial managers’ reputations, and the acceptability of the vessel and its technical managers and operators to the charterers.

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

Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-mile exclusive economic zone around the United States (unless the spill results solely from, under certain limited circumstances, the act or omission of a third party, an act of God or an act of war). An oil spill could result in significant liability, including fines, penalties, criminal liability and remediation costs for natural resource damages under other international and U.S. federal, state and local laws, as well as third-party damages, including punitive damages, and could harm our reputation with current or potential charterers of our drybulk carriers.

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

An increasing concern for, and focus on, climate change has promoted extensive existing and proposed international, national and local regulations intended to reduce greenhouse gas, or
“
GHG
” emissions
. These regulatory measures may include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy.  Any passage of climate control legislation or other regulatory initiatives by the IMO, the European Union, the United States or other countries where we operate, or any treaty adopted at the international level, that restrict emissions of GHG could require us to make significant financial expenditures that we cannot predict with certainty at this time. Compliance with such regulations and our efforts to participate in reducing GHG emissions will likely increase our compliance costs, require significant capital expenditures to reduce vessel emissions and require changes to our business. Even in the absence of climate control legislation and regulations, our business and operations may be materially affected to the extent that climate change results in sea level changes or more intense weather events. See “Item 4. Information on the Company—Business Overview—Environmental and Other Regulations”.

Adverse effects upon the oil and gas industry relating to climate change, including growing public concern about the environmental impact of climate change, may also adversely affect demand for our services. For example, increased regulation of GHGs or other concerns relating to climate change may reduce the demand for coal in the future or create greater incentives for use of alternative energy sources. Therefore, any long-term material adverse effect on the coal industry could have a material adverse effect on our future performance, results of operations, cash flows and financial position.

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

On February 24, 2022, Russia invaded Ukraine leading to what is now a multi-month war and a humanitarian crisis. The impacts of the conflict to date on the drybulk market have included a redirection of cargo flows and higher commodity prices as market participants rush to secure commodities in tighter global markets, particularly for energy and grains, resulting in part from sanctions on various Russian exports.  Faced with increased fuel prices, drybulk carriers have also run at slower average vessel speeds to reduce fuel consumption. The U.S., Europe and other countries have imposed unprecedented economic sanctions in response to Russian actions, which could be increased with uncertain effects on the drybulk market and the world economy. In addition, the U.S. and certain other North Atlantic Treaty Organization (NATO) countries have been supplying Ukraine with military aid. The longer-term impact of Russia’s war in Ukraine remains unknown. Russia and Ukraine export significant volumes of coal and grain cargoes. A reduction of these exports as well as the global effect of these reduced supplies may result in lower trade volumes, higher commodity prices, increased inflation, and potential demand destruction. U.S. officials have also warned of the increased possibility of Russian cyberattacks, which could disrupt the operations of businesses involved in the drybulk industry, including ours. As a reaction to higher energy prices, China has chosen to increase domestic coal production to bolster energy security. The scope or intensity of the ongoing military conflict as well as sanctions and other responses to it could increase, potentially having negative effects on the global economy and markets. While Ukraine and Russia reached an agreement to extend an arrangement allowing shipment of grain from Ukrainian ports through a humanitarian corridor in the Black Sea in November 2022, the agreement could be terminated before its expiration date in March 2023, or the agreement may not be renewed, which could result in supply shortages and increased grain prices in the region and globally. Any of these occurrences, or the continuation or worsening of any such occurrences, could have a material adverse impact on our business, results of operation, financial condition, and ability to pay dividends.

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

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Arabian Sea, the Red Sea, the Indian Ocean, in the Gulf of Aden off the coast of Somalia and the Gulf of Guinea. Sea piracy incidents continue to occur, particularly in the Gulf of Aden off the coast of Somalia, in the Gulf of Guinea and the west coast of Africa, with drybulk carriers vulnerable to such attacks. Acts of piracy may result in death or injury to persons or damage to property. If these piracy attacks result in regions in which our vessels are deployed being characterized as “war risk” zones by insurers or by the Joint War Committee of Lloyds Insurance and IUA Company, or Joint War Committee, as “war and strikes” listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs of employing on-board security guards, could increase in such circumstances. In some circumstances where one of our vessels is chartered-out or on time charter, the time charterer may have limited liability for charter payments in the event of an act of piracy and may also claim that a vessel seized by pirates is not “on-hire” for a certain number of days and that they are therefore entitled to cancel the charter party, a claim that we would dispute. Voyage charterers do not bear any of the liability relating to acts of piracy except for possible contributions in general average. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on our business, financial condition, cash flows and results of operations. In addition, any hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability, of insurance for our vessels, could have a material adverse effect on our business, financial condition, cash flows and results of operations.

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

Fuel, or bunkers, is a significant portion of our expenses when we are responsible for voyage expenses in operating our vessels and changes in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply of and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries, or OPEC, and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. In February 2022, crude oil prices increased to a new seven year high impacted by the Russia-Ukraine conflict and the sanctions and other measures imposed on Russia by the United Kingdom, European Union, the United States and other countries.  In October 2022, OPEC announced that it would be reducing oil production which further increased the global price of oil. Sanctions, trade restrictions and reducing production have increased uncertainty in the global energy markets and fuel may become much more expensive in the future, which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

On November 22, 2022, the United States Department of the Treasury, announced determinations, pursuant to Executive Order 14071, which would prohibit the provision of trading/commodities broker, financing, shipping, insurance, flagging, and customs brokering services as they relate to the maritime transport of crude oil and petroleum products of Russian Federation origin. The Treasury Department, in coordination with other G7 states, the European, Union, and Australia, authorized the provision of the foregoing services when the price of Russian-origin crude oil does not exceed a certain price, as determined by the Secretary of the Treasury, effectively creating price caps on Russian-origin crude oil and petroleum products. Effective December 5, 2022, the Secretary of the Treasury and other members of the price cap coalition set the price cap on Russian-origin crude oil at $60 per barrel. Effective February 5, 2023, the Secretary of the Treasury set the price cap on Discount to Russian-origin crude petroleum products at $45 per barrel and the price cap on Premium to Russian-origin crude petroleum products at $100 per barrel. The discount to crude price cap applies to naphtha, residual fuel oil, and waste oils, whereas the premium to crude price cap applies to gasoline, motor fuel blending stock, gasoil and diesel fuel, kerosene and kerosene-type jet fuel, and vacuum gas oil.

In addition, the purchase of more costly fuels for our vessels to comply with IMO 2020 regulations limiting sulfur content in fuels could negatively affect our business to the extent we are unable to recover the higher costs from our customers.

To mitigate the risk associated with fuel price increases, we may enter into forward bunker contracts that permit us to purchase fuel at a fixed price in exchange for payment of a certain amount. We may incur a loss on such contracts if the price of fuel declines below the price at which the contract permits us to purchase fuel, or a significant increase in the price of fuel may not be fully mitigated by our entry into any such contracts. Either occurrence could have a material adverse effect on our business, financial condition, and results of operations, cash flows, and ability to pay dividends.

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

In the event of a casualty to a vessel or other catastrophic event, we will rely on our insurance to pay the insured value of the vessel or the damages incurred. We procure insurance for the vessels in our Fleet against those risks that we believe the shipping industry commonly insures against. These insurances include marine hull and machinery insurance, protection and indemnity insurance, war risk insurance and freight, demurrage and defense insurance, or FD&D insurance. We insure our vessels for third-party liability claims subject to and in accordance with the rules of the P&I Associations in which the vessels are entered. In this regard we are insured against some contractual claims and tort claims, including environmental damage, pollution and crew personal injury and illness claims. The current amount of insurance coverage for pollution claims available to us on commercially reasonable terms through P&I Associations is limited to $1 billion per vessel per incident. The objective of a P&I Association is to provide mutual insurance based on the aggregate tonnage of a member’s vessels entered into the association. Claims are paid through the aggregate premiums of all members of the association, although members remain subject to calls for additional funds if the aggregate premiums are insufficient to cover claims payable by the association. Claims payable by the association may include those incurred by members of the association, as well as claims payable by the association from other P&I Associations with which our P&I Association has entered into inter-association agreements. We cannot assure you that the P&I Associations to which we belong will remain viable or that we will not become subject to additional funding calls which could adversely affect us.

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

Although we do not expect that our vessels will call on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and other authorities or countries identified by the U.S. government or other authorities as state sponsors of terrorism, from time to time on charterers’ instructions, our vessels may call on ports located in such countries in the future. Our vessels have called on ports in Cuba on very limited occasions in compliance with applicable sanctions, including with respect to humanitarian shipments arranged by the United States Agency for International Development, or USAID. Prior to each voyage on behalf of USAID, we confirmed that the charterer possessed a license authorizing the transactions under U.S. sanctions laws. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time.

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

On October 13, 2017, President Trump declined to certify Iran’s compliance with the Joint Comprehensive Plan of Action (“JCPOA”), which had eased or waived certain nuclear-related sanctions and secondary sanctions. On January 12, 2018, President Trump announced that the United States did not intend to renew its sanctions waivers under the JCPOA when the waivers next expire on May 12, 2018 unless significant changes were made to the JCPOA. On May 8, 2018, President Trump announced that the United States would withdraw from the JCPOA and begin the process of reimposing sanctions that were waived under the JCPOA. The United States determined that these sanctions would be reimposed in two tranches. One set of sanctions was reimposed after a 90-day wind down period that ended August 6, 2018, and the remainder was reimposed after a 180-day wind down period that ended November 4, 2018. All sanctions that were suspended or waived under the JCPOA, including those under CISADA and the Iran Threat Reduction Act, have been in force since November 5, 2018 at the latest. The secondary sanctions related to Iran’s petroleum and petrochemical sectors, energy sector, and port operators, shipping, and shipbuilding sectors were reimposed after the 180-day wind down period that ended November 4, 2018. Since such time, Iran has breached certain of its undertakings in the JCPOA, although the remaining parties to the JCPOA all continue formally to be participants in the JCPOA. On February 21, 2020, Iran was placed on the blacklist of High-Risk Jurisdictions subject to a Call for Action by the Financial Action Task Force (“FATF”).

On February 24, 2022, the United States imposed additional sanctions on Russia in response to its invasion of Ukraine. Many of these sanctions are targeted at Russian banks and energy companies and Russian sovereign debt.  The range of sanctions includes prohibitions on dealings in the debt or equity of certain Russian companies, as well as blocking sanctions imposed on many Russian individuals and entities. Similar sanctions have been imposed in coordination with the United States by the United Kingdom, European Union, and other countries. On March 8, 2022, President Biden issued an executive order prohibiting the importation into the United States of Russian-origin crude oil, petroleum, petroleum fuels, oil, liquefied natural gas, coal, and coal products, and prohibiting new investment by U.S. persons in the Russian energy sector. On March 11, 2022 President Biden issued an executive order prohibiting, among other things, the importation of various Russian-origin products, including seafood, alcohol, and non-industrial diamonds, into the United States and the exportation of luxury goods to Russia. On April 6, 2022, the United States issued Executive Order 14071, prohibiting new investment in Russia by a U.S. person. The U.S. also imposed full blocking sanctions on Sberbank and Alfa Bank, two of Russia’s largest financial institutions, and Alrosa, a state-owned company that is the world’s largest diamond mining company. As described in the risk factor regarding bunker prices, the United States, along with Western allies, imposed price caps on Russian-origin crude oil and petroleum products.

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

At December 31, 2022, we had vessels of $406.8 million in total on our consolidated statements of financial position, representing approximately 142% of our total equity.

At the end of each reporting period, and on a continuous basis, if indicators of impairment are present, the carrying amount of tangible and intangible assets is assessed to determine whether there is any indication that those assets may have suffered an impairment loss. We also assess the carrying value of an asset when we have contracted to divest of the asset for any reason, including the age of our vessels, if a joint venture that owns vessels comes to an end in accordance with its terms or if the asset no longer fits into our strategic planning. During the year ended December 31, 2020, we impaired vessels to the extent of $16.3 million as we contracted to sell them. During the year ended December 31, 2021, we reversed the impairment of a drybulk carrier to the extent of $3.6 million when the decision to sell was reversed and we reversed the impairment loss on the right-of-use assets to the extent of $1.0 million as the recoverable amount exceeded the carrying value. During the year ended December 31, 2022, we reversed the impairment of a drybulk carrier to the extent of $1.7 million when we decided to sell the vessel and we impaired the right-of-use assets to the extent of $1.0 million as the recoverable amount dropped below the carrying value.

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

For the years ended December 31, 2022, 2021 and 2020, no single customer accounted for 10% or more of our drybulk business revenue. The loss of any of our significant customers, a customer’s failure to make payments or perform under any of the applicable contracts, a customer’s termination of any of the applicable contracts, or a decline in payments under the contracts could have a material adverse effect on our business, financial condition, cash flows and results of operations. Our contracts are governed by the law of a number of jurisdictions and provide for a variety of dispute resolution mechanisms and arbitration proceedings. There can be no assurance that we would be able to enforce any judgments against these charterers in jurisdictions where they are based or have their primary assets and operations. Even after a charter contract is entered, charterers may terminate charters early under certain circumstances.

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

If spot market rates decline, charterers may no longer need a vessel that is then under charter or may be able to obtain a comparable vessel at lower rates. Currently, and in the future, we may employ certain of our vessels in fixed rate time charters. When we enter into a time charter, as well as bareboat charter or COA, charter rates under that charter or contract may be fixed for the term of the charter or contract. If the spot market or term charter rates available in the drybulk shipping market becomes significantly lower than the rates that a customer is obliged to pay us under our existing charters or contracts, the customer may have incentive to default under that charter or contract or attempt to renegotiate the charter or contract. If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, it may be difficult to secure substitute employment for such vessel, and any new employment we secure in the spot market or on time charters, or as bareboat charters or under COAs, may be at lower rates. As a result, we could sustain significant losses which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

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

Our Fleet consists of 24 owned drybulk carriers and seven long-term chartered-in drybulk carriers. One of our principal strategies is to continue to grow by expanding our operations while prioritizing risk management and balance sheet flexibility, and we may, in the future, increase the size of our Fleet. Our future growth will primarily depend upon a number of factors, some of which may not be within our control. These factors include our ability to:

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

Furthermore, the number of employees that perform services for us and our current operating and financial systems may not be adequate as we expand the size of our Fleet, and we may not be able to effectively hire more employees or adequately improve those systems. In addition, if we further expand our Fleet, we will need to recruit suitable additional seafarers and shoreside administrative and management personnel. We cannot guarantee that we will be able to hire suitable employees. If we or our crewing agent encounters business or financial difficulties, we may not be able to adequately staff our vessels. If we are unable to enhance our financial and operating systems or to recruit suitable employees, it could materially adversely affect our business, financial condition, cash flows and results of operations. Growing any business by acquisition presents numerous risks such as undisclosed liabilities and obligations, difficulty in obtaining additional qualified personnel and managing relationships with customers and suppliers and integrating newly acquired operations into existing infrastructures. Acquisitions may require additional equity issuances, which may dilute our ordinary shareholders, or debt issuances (with amortization payments). The effect of an acquisition may be to lower our available cash. If any such events occur, it could have a material adverse effect on our business, financial condition, cash flows and results of operations.

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

We cannot assure you that we will be able to obtain additional funds on acceptable terms, or at all. If we raise additional funds by issuing equity or equity-linked securities, our shareholders may experience dilution or reduced distributions. Any additional debt or equity financing that we raise may contain terms that are not favorable to us or our shareholders, including, in the case of debt financing, making us subject to more restrictive covenants than those applicable to our existing credit facilities. Rising interest rates in the United States, Eurozone and elsewhere may increase the cost of our debt in the future.

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

If we do not generate or reserve enough cash flow from operations to satisfy our debt obligations, we may have to undertake alternative financing plans, which may be more costly than our historical financing due to increased interest rates in the United States, Eurozone and elsewhere, such as:

•	seeking to raise additional capital;

•	refinancing or restructuring our debt;

•	selling our vessels; or

•	reducing or delaying capital investments.

However, these alternative financing plans, if necessary, may not be sufficient to allow us to meet our debt obligations. In addition, our 24 owned vessels are pledged as collateral to secure our various debt obligations. If we are unable to meet our debt and other financing, lenders could elect to declare that debt, together with accrued interest and fees, to be immediately due and payable and proceed against the collateral vessels securing that debt or other assets.

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

As noted above, the loans under our credit facilities are generally advanced at a floating rate based on LIBOR. LIBOR has been the subject of recent national, international and other regulatory guidance and proposals for reform. On March 5, 2021, these reforms and other pressures caused the ICE Benchmark Administration (the “IBA”), the administrator of LIBOR, to announce the cessation of publication of certain types of LIBOR after December 31, 2021 with the cessation of the publication of remaining types of LIBOR after June 30, 2023. The United Kingdom Financial Conduct Authority (the “FCA”), which regulates LIBOR, separately announced that the IBA had notified the FCA of its intent to cease providing all LIBOR settings. While the FCA stated that, subject to the establishment of the new proposed powers, it would consult on the issue of requiring the IBA to produce certain LIBOR tenors on a synthetic basis, it confirmed that all 35 LIBOR settings will either cease to be provided by any administrator or will no longer be representative as of the dates published by the IBA. Regulators, industry groups and certain committees, such as the Alternative Reference Rates Committee (ARRC) have, among other things, published recommended fallback language for LIBOR-linked financial instruments, identified recommended alternatives for certain LIBOR rates, such as the Secured Overnight Financing Rate (SOFR) as the recommended alternative to U.S. Dollar LIBOR, and proposed implementations of the recommended alternatives in floating rate financial instruments. It is currently unknown the extent to which these recommendations and proposals will be broadly accepted, whether they will continue to evolve, and what the effect of their implementation may be on the markets for floating-rate financial instruments. At this time, it is not possible to predict the effect that these developments or any discontinuance, modification or other reforms may have on LIBOR, other benchmarks or floating-rate debt instruments, including our floating-rate debt. Any such discontinuance, modification, alternative reference rates or other reforms may materially adversely affect market rates of interest and the value of securities and other financial arrangements. These uncertainties, proposals and actions to resolve them, and their ultimate resolution also could negatively impact our funding costs, loan and other asset values, asset-liability management strategies, and other aspects of our business and financial results. As a result of LIBOR ceasing to exist, we are renegotiating our credit agreements and interest rate derivative agreements that extend beyond June 2023 and utilize LIBOR as a factor in determining the interest rate or hedge rate. Potential replacement reference rates such as Term SOFR differ from LIBOR in important ways. LIBOR is an unsecured lending rate, while Term SOFR is a secured lending rate, and
Term SOFR
is an overnight rate while LIBOR reflects term rates at different maturities. If our LIBOR-based borrowings are converted to
Term SOFR
, the differences between LIBOR and
Term SOFR
, plus the recommended spread adjustment, could result in higher interest costs than if LIBOR remained available, which could adversely impact our cost of debt. No assurance can be provided that the uncertainties around the transition from LIBOR or their resolution will not adversely affect the use, level, and volatility of our loans under our credit facilities generally advanced at a floating rate based on LIBOR.

As of December 31, 2022, we had $225.1 million of outstanding indebtedness and finance lease obligations with interest obligations based on LIBOR plus applicable margins.

We are leveraged, which could significantly limit our ability to execute our business strategy and we may be unable to comply with our covenants in our credit facilities that impose operating and financial restrictions on us, which could result in a default under the terms of these agreements.

As of December 31, 2022, we had $199.0 million of outstanding indebtedness under our credit facilities and other borrowings.

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

From time to time, we may take positions in derivative instruments, including FFAs, interest rate swaps and bunker swaps. FFAs and other derivative instruments may be used to hedge our exposure to the various markets. A hedge may be contracted by providing for the sale of a contracted charter rate along a specified route and period of time. Upon settlement, if the contracted charter rate is less than the average of the rates, as reported by an identified index, for the specified route and period, the seller of the FFA is required to pay the buyer an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days in the specified period. Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum. The hedge reserve which represents the fair value gains and losses on the effective portion of the cash flow hedge was $1.3 million on FFAs and bunker swaps as at December 31, 2022. Movements in the hedging reserve are detailed in the Statement of comprehensive income.

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

In the ordinary course of business, we rely heavily on information technology networks and systems to process, transmit, and store information electronically, and to manage or support a variety of business processes and activities. Additionally, we collect and store certain data, including proprietary business information and customer and employee data, and may have access to other confidential information in the ordinary course of our business. Despite our cybersecurity measures (including monitoring of networks and systems, and maintenance of backup and protective systems) which are continuously reviewed and upgraded, our information technology networks and infrastructure may still be vulnerable to damage, disruptions, or shutdowns due to attack by hackers or breaches, employee error or malfeasance, data leakage, power outages, computer viruses and malware, including ransomware, telecommunication or utility failures, systems failures, natural disasters, or other catastrophic events. Additionally, the global threat of cyber-attacks has increased in response to the Russia-Ukraine War. Any such events could result in legal claims or proceedings, liability or penalties under privacy or other laws, disruption in operations, and damage to our reputation, which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

In addition, some of our technology networks and systems are managed by third-party service providers (including cloud-service providers), and certain of such providers also have access to proprietary business information, customer and employee data, and confidential information on the conduct of our business. Like us, these third-party providers are subject to risks imposed by data breaches and disruptions to their technology infrastructure. A cyber-attack could defeat one or more of our third-party service providers’ security measures, allowing an attacker access to proprietary information from our company including our employees’, customers’ and suppliers’ data. Any such security breach or disruption to our third-party service providers could result in a disruption in operations and damage to our reputation and liability claims, which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

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

Data privacy is subject to frequently changing rules and regulations, which sometimes conflict among the various jurisdictions and countries in which we provide services. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our data privacy practices. Complying with these various laws is difficult and could cause us to incur substantial costs or require us to change our business practices in a manner adverse to our business.

For example, in Singapore, the Personal Data Protection Act 2012, No. 26 of 2012 of Singapore (“PDPA”) generally requires organizations to give notice and obtain consent prior to collection, use or disclosure of personal data (data, whether true or not, about an individual who can be identified from that data or other accessible information). Amendments to the PDPA, effective as of February 1, 2021, introduced a mandatory breach notification obligation. South Africa’s comprehensive privacy law known as the Protection of Personal Information Act, 4 of 2013 (the “POPIA”) commenced on July 1, 2020 and became effective on July 1, 2021. All processing of personal information must conform to the POPIA’s provisions. Failure to comply with POPIA may lead to penalties and fines up to R10 million and/or imprisonment.

In Europe, the E.U. adopted the General Data Privacy Regulation (“GDPR”), a comprehensive legal framework to govern data collection, use and sharing and related consumer privacy rights, which took effect in May 2018. The GDPR includes significant penalties for non-compliance, including fines up to the higher of 20 million Euros and or 4% of global annual revenue. European regulators have issued numerous fines pursuant to the GDPR. In the U.K., Brexit has created uncertainty with regard to the regulation of data protection. In particular, while the Data Protection Act of 2018, which implements and complements the GDPR (“U.K. GDPR”), is now effective in the United Kingdom, the relationship between the U.K. and the E.U. in relation to certain aspects of data protection law remains unclear, and it is unclear how U.K. data protection laws and regulations will develop in the medium to longer term, including how data transfers to and from the U.K. will be regulated in the long term. Any changes to these laws may require us to modify our data processing practices and policies and to incur substantial costs and expenses to comply.

An additional area of regulatory complexity concerns the restrictions on transfers of personal data from certain countries to others. For example, in July 2020 the Court of Justice of the European Union invalidated the EU-U.S. and Swiss-U.S. Privacy Shield Frameworks, calling into question data transfers carried out under the European Commission's Standard Contractual Clauses ("SCCs"), which has created challenges for our transfer of personal data from the EEA, EU, and/or Switzerland to Singapore and other third countries with “inadequate data protection.” Any transfers by us or our vendors of personal data are subject to potential regulatory scrutiny and may increase our exposure under the GDPR and similar laws which contain cross-border personal data transfer heightened requirements and restrictions.

In addition to government activity, privacy advocacy and other industry groups have established and may continue to establish new self-regulatory standards that may place additional burdens on us. Our failure to adhere to or successfully implement processes in response to changing regulatory and self-regulatory requirements in this area could result in legal liability or impairment to our reputation in the marketplace, which could have a material adverse effect on our business, financial condition and results of operations

We currently bank with a limited number of financial institutions, which subjects us to credit risk.

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

Grindrod Shipping’s ordinary shares are listed on the NASDAQ in the United States and quoted on the main board of the JSE in South Africa. There can be no assurance as to the liquidity of those markets for the Grindrod Shipping ordinary shares or the price at which the Grindrod Shipping ordinary shares may trade. The liquidity and the market for the Grindrod Shipping ordinary shares may be affected by a number of factors including variations in exchange and interest rates, the deterioration and volatility of the markets for similar securities, and/or any changes in Grindrod Shipping’s liquidity, financial condition, creditworthiness, results and profitability and future prospects. Following an initial tender offer and subsequent offer that was concluded on December 19, 2022, Good Falkirk (MI) Limited held 83.23% of Grindrod Shipping’s outstanding shares. The liquidity and market for our shares on both the NASDAQ and the JSE subsequent to the offer has been significantly reduced. In addition, our shareholder base includes South African residents who, subject to certain allowances in terms of the Exchange Control Regulations in South Africa, will generally be required to hold their ordinary shares on the JSE, and therefore the liquidity of the ordinary shares on the NASDAQ may be adversely impacted. Furthermore, ordinary shares owned by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, will be subject to certain restrictions on transfer under the U.S. securities laws. Affiliates will only be permitted to sell their shares pursuant to a valid exemption from the registration requirements of the Securities Act or pursuant to an effective registration statement, which may impact the liquidity of the ordinary shares.

Taylor Maritime Investments Limited indirectly controls us and its interests may conflict with ours or yours in the future.

As of March 1, 2023, Good Falkirk (MI) Limited, a wholly owned subsidiary of Taylor Maritime Investments Limited (“TMI”), held 16,206,365 of our ordinary shares, representing 83.23% of our outstanding ordinary shares (excluding treasury shares). In addition, effective April 1, 2023 our chief executive officer will also be the chief executive officer and executive director of TMI. TMI is thus able, indirectly, to elect a majority of our directors and effectively control the vote on all matters submitted to a vote of our ordinary shareholders. TMI’s ability to control such corporate decision-making and prevent an unsolicited bid for the Company or any other change in control could have an adverse effect on the market price for our ordinary shares. TMI may at any time sell any or all of the ordinary shares of the Company held by it, and any such sale, and the potential for such sale, could have an adverse effect on the market price for our ordinary shares.

In the ordinary course of its business activities, TMI may also engage in activities where its interests conflict with our interests or those of our stockholders. For example, TMI also may pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. In addition, TMI may have an interest in our pursuing acquisitions, divestitures, asset sales and other transactions that, in its judgment, could enhance its investment, even though such transactions might involve risks to you.

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

Under Singapore law and Grindrod Shipping’s constitution, dividends, whether in cash or in specie, must be paid out of Grindrod Shipping’s profits available for distribution. See “Item 8. Financial Information—Dividend Policy and Dividend Distributions”. As a holding company, Grindrod Shipping may earn distributable profits when it receives dividends or other income, including management fees or interest, if any. Grindrod Shipping generated distributable profits during 2021 and 2022 from which dividends were declared. The availability of distributable profits is assessed on the basis of Grindrod Shipping’s standalone unconsolidated accounts, which are based upon IFRS. There is no assurance that Grindrod Shipping will not incur losses, that it will remain profitable, or that it will have sufficient distributable income that might be distributed to its shareholders as a dividend or other distribution in the foreseeable future. Therefore, Grindrod Shipping may be unable to pay dividends to its shareholders unless it continues to generate or maintain sufficient distributable reserves. Accordingly, it may not be legally permissible for Grindrod Shipping to pay dividends to its shareholders in the future.

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

As a company incorporated under the laws of Singapore, Grindrod Shipping is required to comply with the laws of Singapore, certain of which are capable of extraterritorial application, as well as Grindrod Shipping’s constitution. In particular, Grindrod Shipping is required to comply with certain provisions of the Securities and Futures Act 2001, Chapter 289 of Singapore, or the Singapore Securities and Futures Act, which prohibit certain forms of market conduct and information disclosures, and impose criminal and civil penalties on corporations, directors and officers in respect of any breach of such provisions. Grindrod Shipping is also required to comply with the Singapore Code on Take-Overs and Mergers, or the Singapore Code, which specifies, among other things, certain circumstances in which a general offer is to be made upon a change in effective control, and further specifies the manner and price at which voluntary and mandatory general offers are to be made.

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

In addition, the application of Singapore law, in particular, the Companies Act 1967, or the Singapore Companies Act, may in certain circumstances impose more restrictions on Grindrod Shipping and its shareholders, directors and officers than would otherwise be applicable to a company incorporated in the United States. For example, the Singapore Companies Act requires directors to act with a reasonable degree of diligence and, in certain circumstances, imposes criminal liability for specified contraventions of particular statutory requirements or prohibitions. In addition, pursuant to the provisions of the Singapore Companies Act, shareholders holding 10% or more of the total number of paid-up shares carrying the right of voting in general meetings may require the convening of an extraordinary general meeting of shareholders by the directors. If the directors fail to comply with such request within 21 days of the receipt thereof, shareholders holding more than 50% of the voting rights represented by the original requisitioning shareholders may proceed to convene such meeting, and Grindrod Shipping will be liable for the reasonable expenses incurred by such requisitioning shareholders. Grindrod Shipping is also required by the Singapore Companies Act to deduct corresponding amounts from fees or other remuneration payable by Grindrod Shipping to such non-complying directors.

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

At our last annual general meeting on May 26, 2022, Grindrod Shipping’s shareholders provided authority for our directors to issue ordinary shares pursuant to the vesting of awards under our 2018 Forfeitable Share Plan, or 2018 FSP, which is subject to the condition that the aggregate number of ordinary shares at any one time which may be granted in an award under the 2018 FSP, together with all existing awards that have not yet vested under the 2018 FSP, shall not exceed 5% of the number of ordinary shares in issue (excluding treasury shares), as determined in reference to the day preceding the award. Such authority shall continue in force until the earliest of (i) the conclusion of our next annual general meeting, (ii) the expiration of the period within which our next annual general meeting is required by law to be held, or (iii) the point at which the maximum number of awards permitted to be made in terms of the 2018 FSP as per the abovementioned limit has been reached. Notwithstanding that the abovementioned authority may have ceased to be in force, ordinary shares may be issued after the expiry of the approval in pursuance of awards made under the 2018 FSP whilst the authority was in force (subject always to the abovementioned limit on the maximum number of shares). Pursuant to the Transaction Implementation Agreement of the voluntary conditional cash offer made by Good Falkirk (MI) Limited (the “Offer”), the 2018 FSP was terminated upon acceptance of the Offer on November 29, 2022. At our annual general meeting, expected to be held on May 25, 2023, we plan to seek the approval of our shareholders for issuances of ordinary shares for the purposes of any new long-term incentive plan of the Company as recommended by our Compensation and Nomination Committee and adopted by our Board of Directors at the same maximum 5%, based on the number of ordinary shares in issue (excluding treasury shares) as determined in reference to the date proceeding the award. We also plan to seek approval of our shareholders under which any awards of fully paid up ordinary shares under the new long-term incentive plan, will be granted, free of payment to selected employees of Grindrod Shipping or its subsidiaries, executive directors and non-executive directors; and the non-executive directors.

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

We are facing increasing pressure from stakeholders to prioritize sustainable energy practices, reduce our carbon footprint and promote sustainability. It is likely that we will incur additional costs and require additional resources to monitor, report and comply with ESG requirements which could have a material adverse impact on our business, financial condition and results of operations.

Certain of Grindrod Shipping’s directors may have actual or potential conflicts of interest because of their current or former associations with our controlling shareholder or its affiliates

.

Certain of Grindrod Shipping’s directors are affiliated with our controlling shareholder. For example, from April 1, 2023, we have a joint chief executive officer with our controlling shareholder, who is also an executive director of both boards; and another director who is a director of a company which has a business relationship with our controlling shareholder. These relationships as well as any financial interests directors may have in us or our shareholders may create, or may create the appearance of, conflicts of interest when such persons face decisions that could have different implications for Grindrod Shipping and the relevant shareholder.

Tax Risks

We may have to pay tax on U.S. source income, which would reduce our earnings.

Under the Internal Revenue Code of 1986, as amended, or the Code, 50% of the gross income derived by a non-U.S. corporation from, or in connection with, the use (or hiring or leasing for use) of a vessel, or the performance of services directly related to the use of a vessel that is attributable to transportation that either begins or ends, but that does not both begin and end, in the United States is characterized as U.S. source international transportation income. U.S. source international transportation income generally is subject to a 4% U.S. federal income tax without allowance for deduction or, if such U.S. source international transportation income is effectively connected with the conduct of a trade or business in the United States, or Effectively Connected Income, U.S. federal corporate income tax (presently imposed at a 21% rate) as well as a branch profits tax (presently imposed at a 30% rate on effectively connected earnings), unless the non-U.S. corporation qualifies for the statutory exemption from tax under Section 883 of the Code, or the Section 883 Exemption. The Section 883 Exemption applies separately to us and each of our subsidiaries that is treated as a corporation for U.S. federal income tax purposes and earns U.S. source international transportation income (which we refer to below as our “applicable subsidiaries”).

It is uncertain whether we will qualify for the Section 883 Exemption for any taxable year. We presently expect to be able to qualify for the Section 883 Exemption for any taxable year in which TMI directly or indirectly owns more than 50% of the value of our outstanding equity interests for at least half of the number of days in such taxable year, meets the “Publicly Traded Test” and provides us with certification of its “Qualified Shareholder” status (each as described in “Item 10. Additional Information—Taxation—Material U.S. Federal Income Tax Considerations—Taxation of Operating Income”). TMI has indicated to us that it presently meets the Publicly Traded Test and has agreed to provide us with certification of its Qualified Shareholder status.
We will also be required to obtain an ownership statement from each intermediary entity between us and TMI.
We presently expect that each of our applicable subsidiaries that is wholly-owned by us for at least half of the number of days in a taxable year would satisfy the Qualified Shareholder Stock Ownership Test for any taxable year in which we are able to satisfy the Qualified Shareholder Stock Ownership Test. We do not expect any applicable subsidiary that is not wholly-owned by us to satisfy the Qualified Shareholder Stock Ownership Test for any taxable year, unless a sufficient portion of such subsidiary’s other equity interests were owned by Qualified Shareholders to cause such subsidiary to be more than 50%-owned (by value) by Qualified Shareholders for at least half the number of days in a taxable year and such other Qualified Shareholders were to provide certifications of their Qualified Shareholder status. Given the factual nature of the issues involved and legal and practical uncertainties (including our reliance on TMI’s Qualified Shareholder status, which is outside of our control), we can give no assurances as to our or our applicable subsidiaries’ qualification for the exemption from tax under Section 883 of the Code for any taxable year. Furthermore, our board of directors could determine that it is in our best interests to take an action that would result in our and our applicable subsidiaries not being able to qualify for the exemption from tax under Section 883 of the Code in the future. Even if we qualify for the Section 883 Exemption for a taxable year, our applicable subsidiaries that are not wholly-owned by us for at least half of the number of days in such taxable year may not qualify for the Section 883 Exemption. There can be no assurance that we or any of our applicable subsidiaries will qualify for the Section 883 Exemption for any taxable year.

If we or our subsidiaries were not entitled to the Section 883 Exemption for any taxable year, we and our subsidiaries generally would be subject to a 4% U.S. federal income tax with respect to our and our subsidiaries’ gross U.S. source international transportation income or, if such U.S. source international transportation income were Effectively Connected Income, U.S. federal corporate income tax as well as a branch profits tax for any such taxable year or years. Our and our subsidiaries’ failure to qualify for the Section 883 Exemption could have a negative effect on our business and financial condition and result in decreased earnings available for distribution to our shareholders. Please see the discussion under “Item 10. Additional Information—Taxation—Material U.S. Federal Income Tax Considerations—Taxation of Operating Income”.

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

We, and our subsidiaries may be subject to tax in the jurisdictions in which we are organized or operate, reducing the amount of cash available for distribution. In computing our tax obligation in these jurisdictions, we are required to take various tax accounting and reporting positions on matters that are not entirely free from doubt and for which we have not received rulings from the governing authorities. We cannot assure you that upon review of these positions the applicable authorities will agree with our positions. A successful challenge by a tax authority could result in additional tax being imposed on us or our subsidiaries. In addition, changes in our operations or ownership could result in additional tax being imposed on us or our subsidiaries in jurisdictions in which operations are conducted.

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

We and our subsidiaries could be adversely impacted by changes in tax laws in the jurisdictions in which we are organized or operate. In this regard, on October 8, 2021, the Organization for Economic Cooperation and Development (OECD) announced that 136 of the 140 countries and jurisdictions that are members of the OECD/G20 Inclusive Framework on base erosion and profit shifting have agreed on a framework to subject certain multinational enterprises to a minimum 15% tax rate. The agreement would reallocate certain taxing rights over multinational enterprises from their home countries to the markets where they have business activities and earn profits, regardless of whether the multinational enterprises have a physical presence in such markets. While international shipping income may be exempt from some or all the provisions included in the agreement, the impact of these provisions is uncertain and may not become evident for some time, and could result in additional tax imposed on us or our subsidiaries. If any such additional taxes were imposed on us or our subsidiaries, it could have a negative effect on our business and financial condition and result in decreased earnings available for distribution to our shareholders

Grindrod Shipping shareholders may be subject to Singapore taxes.

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

Former Parent was involved in various sectors of the shipping and transport industry for more than 100 years. The drybulk business in its current form under the IVS brand dates back to 1976 and was acquired by Former Parent in 1999. The tankers business under the Unicorn brand dates back to 1973 when Former Parent acquired a tanker of approximately 20,000 dwt and the tankers business was effectively discontinued as of December 31, 2021
.

In connection with the Spin-Off, Former Parent made a
pro rata
distribution to all of Former Parent’s ordinary shareholders who received Grindrod Shipping ordinary shares, with shareholders of Grindrod Shipping holding Grindrod Shipping ordinary shares in the same proportion as they held their Former Parent ordinary shares immediately prior to the consummation of the Spin-Off.

On October 12, 2022, we announced that we had entered into a Transaction Implementation Agreement (“TIA”), dated as of October 11, 2022, between the Company, TMI and Good Falkirk (MI) Limited, a wholly-owned subsidiary of TMI (the
“
Offeror”), providing for a voluntary conditional cash offer (the
“
TMI Offer”) to be made by the Offeror for all of the issued ordinary shares in the capital of the Company. Under the terms of the TMI Offer, shareholders of the Company were entitled to receive the offer price of US$21.00 in cash for each Share tendered in the TMI Offer subject to the terms and conditions set forth in the TIA. Under the terms of the TIA, subject to the conditions to the Offer being satisfied (or, to the extent permitted, waived) as of the expiration time of the Offer, the Company agreed to declare and pay a special dividend of US$5.00 per Share to shareholders of record as of November 25, 2022 (the “Special Dividend”). On November 29, 2022, the initial TMI Offer made on October 28, 2022, expired and the Company instructed its transfer agents to pay the Special Dividend. All shares that were validly tendered were accepted for payment, following which TMI owned approximately 73.78% of the shares of the Company. A subsequent offer period began immediately thereafter and expired on December 19, 2022. On expiration of the subsequent offer period, TMI held approximately 83.23% of the outstanding shares of the Company.

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

We are an international shipping company that owns, charters-in and operates a fleet of drybulk carriers. Our owned vessels are held in wholly owned subsidiaries but historically we owned some of our vessels in a consolidated joint venture arrangement.

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

In the drybulk business we are primarily focused on the handysize and supramax/ultramax segments. We have 15 handysize drybulk carriers and 16 supramax/ultramax drybulk carriers in our Fleet with sizes ranging from 28,240 dwt to 64,230 dwt. Our drybulk carriers transport a broad range of major and minor bulk and breakbulk commodities, including ores, coal, grains, forestry products, steel products and fertilizers, along worldwide shipping routes, and are currently employed either in the spot market or servicing COAs.

As of the date of this annual report, we operate our Fleet of 31 vessels consisting of 24 owned drybulk carriers and seven long-term chartered-in drybulk carriers (see the below Fleet table for details). As of the date of this annual report, our Fleet on the water has a total drybulk carrying capacity of approximately 1.1 million dwt.

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

In previous years we partnered with global partners to operate a portion of our drybulk carriers through joint ventures and may elect to do so again in the future. For more information on the vessels previously held through joint ventures and a description of the key terms of certain of these joint ventures, see the Fleet table and “—Our Joint Ventures” below.

We have previously and expect in the future from time to time to contract for the construction of newbuilding vessels or the acquisition of newbuilding contracts. We have previously contracted, and currently expect in the future to contract, to charter in, on delivery, newbuilding vessels under construction. We may also acquire secondhand vessels.

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

We provide commercial management for our drybulk carriers and we also technically manage the majority of the vessels that we own.  In addition, we operate a service in the drybulk sector where we ship bulk cargo in parcel sizes that may be significantly less than the full carrying capacity of a vessel, or even less than the carrying capacity of an individual hold on a vessel. Where we load more than one parcel of bulk cargo in a hold we will separate the parcels using steel plates and other dunnage materials. Wherever it makes commercial sense to do so, we use vessels from our Fleet to carry this type of cargo. We also will source vessels off the spot market to carry the cargo. We have operated this service for more than 40 years, with a consistent customer base for most or all of this time. In addition, following the closing of the tender offer, TMI and Grindrod have been jointly evaluating options to capitalize on available synergies from the combined fleet across insurance, commercial management, technical management and corporate activities.

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
We operate a quality fleet of drybulk carriers predominantly built in Japan with an average age of approximately eight years, including our long-term charter-in fleet. We believe that owning and maintaining a quality fleet of Japanese vessels reduces off-hire time and operating costs, improves safety and environmental performance and provides us with a competitive advantage in securing employment for our vessels. Additionally, we believe that quality vessels built in Japan are able to retain value over market cycles. Our quality fleet will also better allow us to cost effectively comply with increasing environmental regulations that may be applicable to our vessels.

39

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

•
Experienced management team.
Our management team will be led by Edward Buttery, our newly appointed Chief Executive Officer, who will assume the new role effective April 1, 2023. Mr. Buttery is the Founder, Chief Executive Officer and Executive Director of Taylor Maritime Investments Limited and has extensive experience in the shipping and maritime finance fields over the last 17 years. Our management team collectively has over 200 years of combined shipping experience, and has developed industry relationships with charterers, lenders, shipbuilders, insurers and other industry participants.

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

Business strategies

Our primary objectives are to prioritize risk management and balance sheet flexibility, while maintaining and enhancing our position as a successful owner and operator of drybulk carrier vessels. The key elements of our strategy are:

•
Primarily focus on handysize and supramax/ultramax drybulk market.
We intend to continue focusing our operations in the key drybulk market segments in which we have historically excelled. We completed our exit from the tanker segment in 2022 and do not anticipate reinvesting in the sector at this time.

•
Maintain balance sheet flexibility and liquidity.
We continue to take a prudent approach in managing our Fleet to ensure balance sheet flexibility and liquidity, as we seek to strengthen our balance sheet over time by reducing net leverage. We expect to achieve this through a combination of vessel sales and operating cash flow.

•
Utilize a dynamic approach to fleet development
. We believe that our approach to fleet management, which utilizes a combination of owned vessels, long-term charter-in vessels and short-term charter-in vessels, allows us significant flexibility to adjust our market exposure depending on market conditions. Our focus on Japanese-built vessels and our long-term charter-in fleet with attractive purchase options relative to prevailing market prices allows us to better manage our fleet renewal options while fulfilling our cargo contracts.

•
Leverage our commercial management expertise.
We intend to optimize the employment of our drybulk carriers to maximize charter revenues while mitigating risk through a combination of charters, FFA’s and COA’s, when appropriate, to secure future earnings and create cash flow visibility.

•
Continue to grow our relationships with key industry players.
We continue to maintain our relationships with key industry players in Japan which has historically provided us with access to attractive financing terms and high quality vessels for charters and acquisitions.

Our Fleet

The following tables set forth certain summary information regarding our Fleet as of the date of this annual report:

Drybulk Carriers - Owned Fleet (24 Vessels)

Vessel Name	Built	Country of Build	DWT	Type of Employment
Handysize – Eco
IVS Tembe	2016	Japan	37,740	IVS Commercial (1)
IVS Sunbird	2015	Japan	33,400	IVS Handysize Pool
IVS Thanda	2015	Japan	37,720	IVS Commercial (1)
IVS Kestrel (2)	2014	Japan	32,770	IVS Handysize Pool
IVS Phinda	2014	Japan	37,720	IVS Commercial (1)
IVS Sparrowhawk	2014	Japan	33,420	IVS Handysize Pool
Handysize
IVS Merlion	2013	China	32,070	IVS Handysize Pool
IVS Raffles	2013	China	32,050	IVS Handysize Pool
IVS Ibis	2012	Japan	28,240	IVS Handysize Pool
IVS Kinglet (3)	2011	Japan	33,130	IVS Handysize Pool
IVS Magpie (3)	2011	Japan	28,240	IVS Handysize Pool
IVS Orchard	2011	China	32,530	IVS Handysize Pool
IVS Knot (3)	2010	Japan	33,140	IVS Handysize Pool
IVS Sentosa (4)	2010	China	32,700	IVS Handysize Pool
IVS Kingbird	2007	Japan	32,560	IVS Handysize Pool
Supramax/Ultramax – Eco
IVS Prestwick	2019	Japan	61,300	IVS Supramax Pool
IVS Okudogo	2019	Japan	61,330	IVS Supramax Pool
IVS Phoenix (3)	2019	Japan	61,470	IVS Supramax Pool
IVS Swinley Forest	2017	Japan	60,490	IVS Supramax Pool
IVS Gleneagles	2016	Japan	58,070	IVS Supramax Pool
IVS North Berwick	2016	Japan	60,480	IVS Supramax Pool
IVS Bosch Hoek	2015	Japan	60,270	IVS Supramax Pool
IVS Wentworth	2015	Japan	58,090	IVS Supramax Pool
IVS Pinehurst (5)	2015	Philippines (6)	57,810	IVS Supramax Pool

Drybulk Carriers - Long-Term Charter-In Fleet (7 Vessels)

Vessel Name	Built	Country of Build	DWT	Charter- in Period (7)	Purchase Option Price (Millions)	Type of Employment
Supramax/Ultramax – Eco
Aries Karin (8)	2021	Japan	64,230	2024-25	-	IVS Supramax Pool
IVS Atsugi (9)	2020	Japan	62,660	2023-24	25.2	IVS Supramax Pool
IVS Pebble Beach (10)	2020	Japan	62,660	2023-24	$25.2	IVS Supramax Pool
IVS Hayakita (11)	2016	Japan	60,400	2023-26	$ ~21.6	IVS Supramax Pool
IVS Windsor (12)	2016	Japan	60,280	2023-26	$-	IVS Supramax Pool
IVS Crimson Creek (13)	2014	Japan	57,950	2023	$-	IVS Supramax Pool
IVS Naruo (14)	2014	Japan	60,030	2023-24	$ ~13.6	IVS Supramax Pool

(1)	Commercially managed by Grindrod Shipping alongside the IVS Handysize Pool.
(2)	IVS Kestrel has been contracted for sale and is planned to deliver to the new owners on or about April 30, 2023
(3)
IVS Knot
,
IVS Kinglet
,
IVS Magpie
and
IVS Phoenix
have each undergone separate financing arrangements in which we sold these vessels but retained the right to control the use of these vessels for a period up to 2030, 2031, 2031 and 2036, respectively, and we have had an option to acquire
IVS Knot
,
IVS Kinglet
and
IVS Magpie
commencing in 2021 and we have an option to acquire the
IVS Phoenix
in 2023. We regard the vessels as owned since we have retained the right to control the use of the vessels.
(4)	IVS Sentosa has been contracted for sale and is planned to deliver to the new owners on or about March 31, 2023

(5)	IVS Pinehurst has been contracted for sale and is planned to deliver to the new owners on or about May 31, 2023
(6)	Constructed at Tsuneishi Cebu Shipyard (Philippines), a subsidiary of Tsuneishi Shipbuilding (Japan).
(7)	Expiration date range represents the earliest and latest re-delivery periods due to extension options.
(8)	Chartered-in until Q4 2024 with one one-year option to extend.
(9)	Chartered-in until Q4 2023 with one one-year options to extend. The purchase option is exercisable beginning in Q4 2022 and any time thereafter to expiry date, subject to contract terms and conditions. The purchase option price reduces with a linear depreciation of $1.0 million per year or prorate.
(10)	Chartered-in until Q3 2023 with one one-year options to extend. The purchase option is exercisable beginning in Q3 2022 and any time thereafter to expiry date, subject to contract terms and conditions. The purchase option price reduces with a linear depreciation of $1.0 million per year or prorate.
(11)	Chartered-in until Q3 2023 with two one-year options to extend and one nine-month option to extend. The purchase option is exercisable next in Q4 2023 subject to contract terms and conditions and includes an estimated Japanese Yen denominated component but excludes estimated 50/50 profit sharing with vessel owner. The Japanese Yen component has been converted to at a rate of 133 Yen to $1.
(12)	Chartered-in until Q3 2023 with two one-year options to extend and one nine-month option to extend.
(13)	Chartered-in for a period of 11 to 13 months commencing May 1, 2022.
(14)	Chartered-in until Q4 2023 one one-year options to extend. The purchase option is exercisable at any time prior to expiry date, subject to contract terms and conditions. The option includes an estimated Japanese Yen denominated component which has been converted to at a rate of 133 Yen to $1.

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

Our IVS Handysize Pool includes all of the handysize vessels in our Fleet, including those previously held through joint ventures, except for the three approximately 37,700 dwt handysize vessels which are commercially managed as a group by the same in-house team that manages the IVS Handysize Pool. For more information on the vessels previously held through joint ventures, see the Fleet table and “—Our Joint Ventures” below. In addition, there are numerous other vessels that we have short-term chartered-in and one other vessel owned by another vessel owner in the IVS Handysize Pool that was redelivered on February 2, 2023
. This pool includes vessels of between approximately 28,000 dwt and 34,000 dwt, and currently trades primarily in the spot market. As pool managers we have the ability to contract pool vessels out on time charters for up to 12 months. The net earnings allocated to vessels in the IVS Handysize Pool are distributed on the basis of (i) the number of pool points for the vessel, which are based on vessel attributes such as cargo carrying capacity, fuel consumption and construction characteristics, and (ii) the number of days the vessel was available to earn revenue for the pool in a distribution period. While all of the vessels in the IVS Handysize Pool are generally similar in terms of pool point allocations, the number of days a vessel is available to earn revenue varies on the basis of when a vessel enters or exits the pool or upon the occurrence of other events such as drydocking or repairs. In light of the foregoing, this results in all vessels in the IVS Handysize Pool receiving net earnings distributions that generally reflect actual availability for use in the pool.

Our IVS Supramax Pool includes all of the supramax/ultramax vessels in our Fleet, including those previously held through joint ventures. For more information on the vessels previously held through joint ventures, see the Fleet table and “—Our Joint Ventures” below. There are no vessels owned by independent third parties in this pool. This pool includes vessels of between approximately 57,800 dwt and 64,300 dwt and currently trades in a combination of COAs and the spot market. As pool managers, we have the ability to contract pool vessels out on time charters for up to 12 months. The net earnings allocated to the vessels in the IVS Supramax Pool are distributed on the basis of (i) the number of pool points for the vessel, which are based on vessel attributes such as cargo carrying capacity, fuel consumption, and construction characteristics, and (ii) the number of days the vessel was available to earn revenue for the pool in a distribution period. While all of the vessels in the IVS Supramax Pool are generally similar in terms of pool point allocations, the number of days a vessel is available to earn revenue for the pool varies on the basis of when a vessel enters or exits the pool or upon the occurrence of other events such as drydocking or repairs. In light of the foregoing, this results in all vessels in the IVS Supramax Pool receiving net earnings distributions that generally reflect actual availability for use in the pool.

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

Market fluctuations derive from imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes. Vessels operating in the spot market generate revenue that is less predictable than those under longer term time charters or those serving fixed rate COAs, but operating in the spot market may enable us to capture increased profit margins during periods of improvements in charter rates. As the costs of our Fleet are typically of a long-term, fixed nature, downturns in the spot markets and in the drybulk industry generally would result in a reduction in profit margins.

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

Bareboat Charter

 Our remaining medium range tanker vessel was bareboat chartered out until May 2022. The vessel was subsequently sold on June 1, 2022.

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
and
Leopard Moon
were consolidated into our financial statements following delivery of these vessels to us. Leopard Tankers Pte. Ltd. and its subsidiaries were deregistered in 2022.

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

Separately, we had one tanker chartered-out on bareboat charter, under the terms of which the charterers are obligated to conduct the technical management of the vessel which they did through ASP Ship Management Singapore Pte. Ltd., the third-party managers. The bareboat charter expired in May 2022 and the tanker was sold on June 1, 2022.

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

For the years ended December 31, 2022, 2021 and 2020, no single customer accounted for 10% or more of our drybulk business revenue. For the years ended December 31, 2022 and 2021, no single customer accounted for 10% or more of our tanker business revenue, however; for the year ended December 31, 2020, four customers accounted for 10% or more of our tankers business revenue in amounts of approximately $17.5 million, $14.9 million, $13.9 million and $9.1 million, respectively.

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

Competition

Our vessels are employed in a highly competitive market that is capital intensive and highly fragmented. The competition in the market is based primarily on supply and demand and we compete for charters and COAs on the basis of price, vessel location, vessel specifications including fuel consumption, size, age, condition and country of build, our and our third-party commercial managers’ reputations, and, additional requirements of the charterers.

We compete primarily with other independent and state-owned drybulk vessel-owners. Our competitors may have more resources than us and may operate vessels that are able to consume cheaper fuels, in particular, any competitors who have installed or may install scrubbers in compliance with IMO 2020 regulations, and are newer, and therefore more attractive to charterers, than our vessels. Ownership and control of drybulk carriers is highly fragmented and is divided among a large number of players including publicly listed and privately owned shipping companies, mining companies, commodity trading houses, private equity and other investment funds and state-controlled owners. Due in part to the highly fragmented markets in which we operate, competitors with greater resources than us could enter the drybulk shipping industry and operate larger fleets through consolidations or acquisitions and may be able to offer lower charter rates and higher quality vessels than we are able to offer. See, “Item 3. Risk Factors—Risks Related to Our Industry—We operate in the highly competitive international shipping industry and we may not be able to compete for charters and COAs with new entrants or established companies with greater resources, and, as a result, we may be unable to employ our vessels profitably”.

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

MEPC adopted amendments to Annex VI on October 10, 2008, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board vessels. As of January 1, 2012, the amended Annex VI required that fuel oil contain no more than 3.50% sulfur (from the previous cap of 4.50%). Pursuant to MEPC 70, the amended Annex VI requires that fuel oil contain no more than 0.5% sulfur (from the previous cap of 3.5%) as of January 1, 2020. In MEPC 72, MEPC further agreed to prohibit the carriage of non-compliant fuel after 2020, unless a vessel is fitted with an equivalent arrangement such as a scrubber. As of January 2020, vessels now have to either reduce sulfur from emissions through the installation and use of emission scrubbers or buy fuel with lower sulfur content that is more expensive than standard marine fuel. Consequently, complying with MEPC 70 could result in a significant capital expenditure or a significant increase in the cost of bunkers. We use compliant bunker fuel in our vessels and have not yet ordered and do not currently plan to order any emissions treating systems for fitting on our existing vessels, although we may do so in the future for our current and / or future vessels. While we believe that burning compliant fuel, rather than treating non-compliant fuel, is an appropriate commercial strategy, the net earnings of our vessels may be negatively impacted by a differentiated bunker fuel market in the future and our vessels may not be as attractive to charterers as vessels fitted with exhaust treatment systems.

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

As of January 1, 2023, MARPOL made mandatory certain measures relating to energy efficiency for vessels. Under these measures, by 2025, all new vessels built must be 30% more energy efficient than those built in 2014. This included the requirement that all new vessels utilize the Energy Efficiency Design Index, or EEDI, and all vessels develop and implement Ship Energy Efficiency Management Plans, or SEEMPs. We are in the process of implementing energy savings measures for our vessels, which will require financial expenditures, but ultimately result in lower fuel costs.

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
,
IVS Kinglet
and
IVS Magpie
, which are flagged in the Marshall Islands. Singapore flagged vessels have historically received a good assessment in the shipping industry. We recognize the importance of a credible flag state and do not intend to use flags of convenience or flag states with poor performance indicators. Noncompliance with the ISM Code or other IMO regulations may subject the vessel owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The USCG and European Union authorities have indicated that vessels not in compliance with the ISM Code by the applicable deadlines will be prohibited from trading in U.S. and European Union ports, respectively. Each of our vessels are ISM Code certified. However, there can be no assurance that such certificate will be maintained.

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

Greenhouse Gas Regulations

Currently, the emissions of greenhouse, or GHGs, from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce GHG emissions. The 2015 United Nations Convention on Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and aims to limit global temperature rise below 2 degrees celsius above pre-industrial levels and to pursue efforts to limit temperature increase even further to 1.5 degrees celsius. However, neither the Paris Agreement nor the subsequent 2021 Glasgow Climate Agreement  directly limit GHG emissions from vessels.

The IMO has taken a number of measures to address GHG emissions associated with international shipping. As of January 1, 2013, vessels were required to comply with new MEPC mandatory requirements relating to energy efficiency to address GHG emissions from vessels. In addition, MEPC 70 approved a “roadmap” for developing an IMO strategy by 2018 on reduction of GHG emissions from vessels. In April 2018, MEPC 72 adopted an initial strategy to reduce GHG emissions from shipping by at least 50% by 2050 compared to 2008 levels, while pursuing efforts towards phasing them out entirely as “a pathway of CO
2
emissions reduction consistent with the Paris Agreement temperature goals.” In November 2021, MEPC 77 indicated that the IMO’s goal of reducing shipping GHG emissions 50% by 2050 does not go far enough to address the impact of shipping on climate change and that the MEPC intends to initiate a revision of its GHG targets by 2023. Based on discussions at MEPC 78 and MEPC 79, the revised strategy may include strengthening the target to zero emissions by 2050 with potential intermediate targets at 2030 or 2040, as well as a basket of mid-term measures, such as a fuel standard or carbon pricing elements, to help achieve the targets.

During MEPC 76 in June 2021, the IMO adopted amendments to MARPOL Annex VI, introducing an Energy Efficiency Design Index for existing ships (EEXI) and Carbon Intensity Indicator (CII).  The requirements entered into force on January 1, 2023. Guidelines on calculations, surveys and verification of the EEXI were finalized at MEPC 76. EEXI measures CO
2
emissions per transport work. The calculation of the EEXI follows the calculation of the well-known Energy Efficiency Design Index (EEDI), which applies to new ships and has been in force since 2013. Different vessel efficiency improvement measures to comply with EEXI are possible such as engine power limitation, shaft power limitation, engine derating, propulsion optimization, energy-saving devices.

CII is a new measure based on an operational approach that supports the IMO’s objective of reducing CO
2
emissions per transport work. CII is the operational carbon intensity indicator expressed in grams of CO
2
per deadweight-nautical mile and it is a measure of vessel efficiency of CO
2
emitted when transporting cargo. After the January 1, 2023, each ship should calculate its attained CII every year, based on the annual fuel consumption and annual distance travelled, which is collected under the IMO’s Data Collection System, or DCS. Ships will be given an annual CII rating ranging from “A” to “E,” with the rating thresholds becoming increasingly stringent from 2023 until 2030. Ships that receive ratings of “D” or “E” for three consecutive years must submit a corrective action plan showing how a “C” rating or above will be achieved.

In addition to IMO measures and targets, a number of initiatives and declarations seeking to reduce GHG emissions from the shipping sector were announced at the Glasgow Climate Change Conference of Parties, or COP26.  For example, in the Declaration on Zero Emission Shipping, 14 countries committed to work with the IMO to place the shipping sector on a pathway to achieving full decarbonisation by 2050.  In the Clydebank Declaration, 22 countries committed to establishing at least six zero-emission shipping routes by 2025.  Moreover, the Dhaka-Glasgow Declaration calls for a mandatory GHG tax for the shipping sector to curb carbon emissions.

The European Union has also undertaken or proposed a number of measures to monitor and reduce GHG emissions from the shipping industry. In 2013 the European Commission set out a strategy for progressively integrating maritime emissions into the European Union’s policy for reducing its GHG emissions, with the first step being monitoring, reporting and verification of GHG emissions from large ships calling at European Union ports. Towards this end, in April 2015, a regulation was adopted requiring that large vessels (over 5,000 gross tons) calling at European Union ports from January 2018 collect and publish data on CO
2
emissions and other information. In July 2021, the European Union published proposed legislation to extend its emission trading system (the EU ETS) to the maritime transport sector.  Under the proposal, ships over 5,000 gross tonnes that transport cargo to or from European Union ports would be required to purchase emissions allowances equivalent to emissions for all or a half of a covered voyage, depending on whether the voyage was between two European Union ports or included a non-European Union port.  Although the proposal has not yet been adopted, the European Union Council and Parliament reached a preliminary agreement in December 2022, and the legislative framework is expected to be formally adopted by the European Union Parliament in 2023. Based on the legislative framework, beginning in 2024, shipping companies will be required to purchase and surrender 40% of their intra-European Union voyage emissions (20% for voyages into or out of the European Union), gradually increasing to 100% for intra-European Union voyages (50% for voyages into or out of the European Union) by 2026. The European Union has also published a proposed regulation (the FuelEU Maritime proposal) introducing increasingly stringent limits on the carbon intensity of energy used by vessels beginning 2025, with an aim toward promoting the use of renewable and low-carbon fuels. Similar to the EU ETS proposed framework, the FuelEU Maritime proposal applies to ships over 5,000 gross tonnes and covers 100% of the energy used on board when a ship is at a European Union port and on voyages between European Union ports, and 50% of the energy used on voyages into or out of the European Union. The European Parliament voted to adopt the FuelEU Maritime proposal in October 2022. We cannot predict the specific impacts of the EU ETS and the FuelEU Maritime proposal on us and on the shipping industry as a whole at this time.

In the United States, the EPA has issued a finding that GHG endanger the public health and safety, has adopted regulations to limit GHG gas emissions from certain mobile sources and has proposed regulations to limit GHG emissions from large stationary sources. Although the mobile source emissions regulations do not apply to GHG emissions from vessels, the EPA has received petitions from the California Attorney General and environmental groups to regulate GHG emissions from ocean-going vessels, which petitions have been denied to date. Furthermore, in the United States individual states can also enact environmental regulations. For example, California has introduced a cap-and-trade program for GHG emissions.

Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, the Paris Agreement or the Glasgow Climate Agreement, that restrict emissions of GHG could require us to make significant financial expenditures which we cannot predict with certainty at this time. Even in the absence of climate control legislation, our business may be indirectly affected to the extent that climate change may result in sea level changes or more intense weather events such as those which may present a risk of damage or loss to vessels.

CO
2
Emissions Reporting
(1)

In April 2018, the IMO’s MEPC adopted an initial strategy for the reduction of GHG emissions from ships, setting out a vision to reduce GHG emissions from international shipping and phase them out as soon as possible.

We strive to be a responsible operator in our industry and accordingly we are including certain CO
2
reporting in this annual report. Annual Efficiency Ratio, or AER, is a measure of carbon efficiency using the parameters of fuel consumption, distance travelled, and the design deadweight tonnage of a vessel. Energy Efficiency Operational Indicator, or EEOI, is a tool for measuring the CO
2
 emissions in a given time period per unit of transport work performed. AER does not account for the tonnage of cargo actually carried, whereas EEOI does. AER and EEOI metrics are impacted by external factors such as charter speed, vessel operator’s instructions and weather, in conjunction with overall market factors such as cargo load sizes and fleet utilization rate. As such, variance in performance can be found in the reported emissions between two periods for the same vessel and between vessels of a similar size and type. Furthermore, there may be variations in methodology used by other companies and consequently it is not always practical to directly compare emissions from different companies. For example, some shipping companies report CO
2
in tons per kilometer rather than tons per nautical mile.

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

The information set forth below was recorded and calculated using Stratum Five “Podium” Performance software (2021: Bluetracker One Fleet Performance software). This information is in respect of our wholly owned vessels and vessels in our joint ventures during the relevant period, for the twelve month periods ended December 31, 2022 and 2021.

	2022	2021
General
Fleet average age mid-period (years)	7.5	7.0
CO 2 Emissions generated during the period (metric tonnes)	317,809	318,733
Annual Efficiency Ratio for the period (grams CO 2 / deadweight ton-mile) (2)
All drybulk vessels	6.27	6.11
Handysize drybulk carriers	7.86	7.12
Supramax / ultramax drybulk carriers	4.88	5.09
Energy Efficiency Operational Indicator for the period (grams CO 2 / cargo ton-mile) (3)
All drybulk vessels	11.33	10.74
Handysize drybulk carriers	14.79	12.34
Supramax / ultramax drybulk carriers	8.27	9.07

(1)	Our emissions data is based on the reporting tools and information reasonably available to Grindrod Shipping and its applicable third-party technical managers. Grindrod Shipping assesses such data from time to time and may adjust and restate data to reflect latest information.

(2)	AER is reported in unit grams of CO
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

Risk of Loss and Liability Insurance

The operation of any drybulk vessel includes risks such as mechanical and structural failure, hull damage, collision, property loss, cargo loss or damage, business interruption due to political circumstances in foreign countries, piracy, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental incidents, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon owners, operators and demise charterers of vessels trading in the United States exclusive economic zone for certain oil pollution incidents in the United States, has made liability insurance more expensive for vessel owners and operators trading in the United States market.

We maintain hull and machinery insurance, war risks insurance, protection and indemnity cover, and freight, demurrage and defence cover for our Fleet in amounts that we believe to be prudent to cover day-to-day risks in our operations. We do not maintain insurance for loss of hire or earnings arising out of insured peril events other than limited loss coverage relating to defined war risk events. However, we may not be able to achieve or maintain this level of coverage throughout a vessel’s useful life. In addition, while we believe that the insurance coverage that we have obtained is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

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

Overview

We are an international shipping company that owns, charters-in and operates a fleet of drybulk carriers. We currently own all of our vessels and we operate in the drybulk carriers business, which is further divided into handysize, supramax/ultramax, and other operating segments. Activities that do not relate to this business segment are accumulated in an “unallocated” segment. We historically operated a tanker business, which was further divided into medium range tankers, small tankers and other segments, however we completed the plan to discontinue the tanker business during December 2021 and have presented the tanker business as a discontinued operation. Prior period figures have been reclassified for the presentation of the tanker business as a discontinued operation.

Our handysize and supramax/ultramax operating fleet consists of 25 owned drybulk carriers and seven long-term chartered-in drybulk carriers. We have 15 handysize drybulk carriers and 17 supramax/ultramax drybulk carriers in our operating fleet with sizes ranging from 28,240 dwt to 64,230 dwt. Our drybulk carriers transport a broad range of major and minor bulk and breakbulk commodities, including ores, coal, grains, forestry products, steel products and fertilizers, along worldwide shipping routes, and are currently employed in pools of similarly sized vessels or in the spot market.

We sold two medium range tankers and one small tanker in 2021 and we sold the remaining medium range tanker in 2022. Our tankers carried petroleum products, which included both clean products, such as petrol, diesel, jet fuel and naptha, and dirty products, such as heavy fuel oil.

Recent Developments

Dividends

On February 15, 2023, the Company’s Board of Directors declared an interim quarterly cash dividend of $0.03 per ordinary share, paid on March 17, 2023, to all shareholders of record as of March 10, 2023 (the “Record Date”). As of March 10, 2023, there were 19,472,008 common shares of the Company outstanding.

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

Factors Affecting Our Results of Operations and Financial Condition

The principal factors which affect our results of operations and financial condition include:

•	strength of world economies, in particularly in China and the rest of the Asia-Pacific region;

•	the effects of the COVID-19 pandemic on our operations and the demand and trading patterns for drybulk; and the duration of these effects;

•	cyclicality in the drybulk industry and volatility of charter rates which is impacted by supply and demand;

•	seasonality;

•	our ability to successfully compete in the drybulk markets and employ or procure the employment of our vessels at economically attractive rates;

•	changes in supply of drybulk vessels;

•	the duration of our charter contracts and market conditions when charters expire;

•	our decisions relating to vessel acquisitions and disposals and our ability to buy and sell vessels, and to charter-in vessels at prices we deem satisfactory;

•	the strength of and growth in the number of our customer relationships;

•	an increase in the price of bunker or other market-related increases to components of our costs of sales, including the costs associated with the IMO 2020 regulations limiting sulfur content in fuels;

•	depreciation on our vessels and potential impairment charges;

•	the amount of time and expense that we spend positioning our vessels and changes in trade routes for a variety of reasons, including as a result of additional trade tariffs imposed by China and the United States;

•	loss of operating days through accidents or other damage to our vessels, as well as a result of disruptions along our operating routes;

•	the failure of counterparties to fully perform their contracts with us;

•	the required maintenance capital expenditures relating to our vessels and other administrative expenses;

•	the amount of expense incurred, and time that our vessels spend, in drydock undergoing repairs;

•	the age, condition and specifications of our vessels;

•	the effective and efficient technical management of our vessels and our vessel operating costs;

•	our ability to satisfy the technical, health, safety and compliance standards of our customers;

•	our ability to access capital to finance our Fleet, including our ability to pay down our existing credit facilities if the fair market values of our vessels decline;

•	our level of debt and related interest expense;

•	fluctuations in interest rates, and foreign exchange rates, and the changes in the method pursuant to which the London Interbank Offered Rate and other benchmark rates are determined;

•	corruption, piracy, militant activities, political instability and terrorism in locations where we may operate;

•	losses or provisions for losses on uncollectible revenue;

•	the effectiveness of forward freight agreements, bunker swaps and other contracts we may enter into to manage our revenue and expenses and costs in unwinding them;

•	the cost and adequacy or otherwise of our insurance coverage;

•	fluctuations in foreign currency exchange rates; and

•	inflation.

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

Based on our impairment analysis, a reversal of impairment loss on our ships of $1.7 million was recognized in “other operating income” for the year ended December 31, 2022. The reversal of impairment loss was largely due to the decision to sell one of the vessels in the 2022 year and previous impairments on that vessel were reversed due to the improved market in 2022.

Results of Operations

Year Ended December 31, 2022 Compared to the Year Ended December 31, 2021

Certain financial data on a consolidated basis and for our key segments was as follows for the years ended December 31, 2022 and 2021. This information was derived from our consolidated financial statements for the respective periods.

Consolidated Results of Operations

	Year ended December 31,
(In thousands of U.S. dollars, other than per share data)	2022	2021
Continuing operations
Revenue	$460,460	$455,839
Cost of sales
Voyage expenses	(91,104)	(96,964)
Vessel operating costs	(46,901)	(43,958)
Charter hire costs	(58,926)	(75,381)
Depreciation of ships, drydocking and plant and equipment– owned assets	(30,498)	(25,866)
Depreciation of ships and ship equipment – right-of-use assets	(35,676)	(34,898)
Other expenses	(696)	(1,875)
Cost of ship sale	(29,897)	-
Gross profit	166,762	176,897
Other operating income	341	3,849
Administrative expense	(48,069)	(36,089)
Share of losses of joint ventures	(5)	(31)
Interest income	2,228	201
Interest expense	(17,133)	(12,298)
Profit before taxation	104,124	132,529
Income tax (expense) benefit	(757)	118
Profit for the period from continuing operations	103,367	132,647

Discontinued operation
Loss for the period from discontinued operation	-	(3,165)
Profit for the period	103,367	129,482

Profit for the period attributable to:
Owners of the Company	103,367	118,925
Continuing operations	103,367	122,090
Discontinued operation	-	(3,165)
Non-controlling interests	-	10,557
	103,367	129,482

Segment Results of Operations
(*)

	Year ended December 31,
(In thousands of U.S. dollars)	2022	2021
Drybulk Carriers Business
Handysize Segment
Revenue	$159,934	$158,210
Cost of sales	(93,418)	(84,231)
Gross Profit	66,516	73,979
Supramax/Ultramax Segment
Revenue	$268,463	$292,257
Cost of sales	(172,588)	(195,811)
Gross Profit	95,875	96,446

*	Segment results of operations include the impact of the proportionate share of joint ventures, which differs from the statements of profit or loss in our consolidated financial statements which account for our investments in joint ventures under the equity method.

Set forth below are selected historical and statistical data of our operating fleet for the years ended December 31, 2022 and 2021 that we believe may be useful in better understanding our operating fleet’s financial position and results of operations.

	Year ended December 31,
(In thousands of U.S. dollars)	2022		2021
Drybulk Carriers Business
Handysize Segment
Calendar days (1)	6,091		6,375
Available days (2)	5,980		6,239
Operating days (3)	5,826		6,115
Owned fleet operating days (4)	5,210		5,215
Short-term charter-in days (6)	616		900
Fleet utilization (7)	97.4	%% %	98.0%
TCE per day (8)	$22,115		$21,336
Vessel operating costs per day (9)	$5,776		$5,670

Supramax/Ultramax Segment
Calendar days (1)	8,210		9,652
Available days (2)	8,143		9,555
Operating days (3)	8,063		9,429
Owned fleet operating days (4)	3,345		2,943
Long-term charter-in days (5)	2,343		2,674
Short-term charter-in days (6)	2,375		3,812
Fleet utilization (7)	99.0%		98.7%
TCE per day (8)	$25,788		$23,608
Vessel operating costs per day (9)	$5,297		$5,223

(1)
Calendar days
: total calendar days the vessels were in our possession for the relevant period. Comparability of the calendar days are affected by the consolidation of the IVS Bulk vessels since February 2020.

(2)
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

(4)	Owned fleet operating days : the number of operating days in which our owned fleet is operating for the relevant period.

(5)
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

(6)	Short-term charter-in days : the number of operating days for which we have chartered-in third party vessels for durations of less than one year for the relevant period.

(7)
Fleet utilization
: the percentage of time that vessels are available for generating revenue, determined by dividing the number of operating days during a relevant period by the number of available days during that period. We use fleet utilization to measure a company’s efficiency in employing its vessels.

(8)
TCE per day
: vessel revenue less voyage expenses during a relevant period divided by the number of operating days during the period. The number of operating days used to calculate TCE revenue per day includes the proportionate share of our joint ventures’ operating days and includes charter-in days. See “—Non-GAAP Financial Measures” below for a discussion of TCE revenue and a reconciliation of revenue to TCE revenue.

65

(9)
Vessel operating costs per day
: vessel operating costs per day represents vessel operating costs divided by the number of calendar days for owned vessels. The vessel operating costs and the number of calendar days used to calculate vessel operating costs per day includes the proportionate share of our joint ventures’ vessel operating costs and calendar days and excludes charter-in costs and charter-in days. See “—Non-GAAP Financial Measures” below for a discussion of vessel operating costs per day.

We completed the plan to discontinue the medium range and small tanker segments during December 2021 and have presented the tanker business as a discontinued operation. We are now focused on the drybulk business which is presented as the continuing operations. Prior period figures have been reclassified to represent the change in our strategy.

Continuing Operations

Revenue.
Revenue increased by $4.7 million, or approximately 1.0%, from $455.8 million for the year ended December 31, 2021 to $460.5 million for the year ended December 31, 2022. The increase in revenue was primarily due to an increase in ship sale revenue partially offset by a decrease in vessel revenue which is the largest component of revenue. The largest component of revenue is vessel revenue. Vessel revenue decreased by $25.3 million, or approximately 5.6%, from $455.3 million for the year ended December 31, 2021 to $430.0 million for the year ended December 31, 2022, respectively. The decrease in vessel revenue was primarily due to a decrease in the operating days due to the redelivery of a number of short-term chartered-in vessels, partially offset by an increase in the average spot rate during the year.

Drybulk Business Revenue and Vessel Revenue

In the drybulk business, our handysize total revenue increased by $1.7 million, or approximately 1.1%, from $158.2 million for the year ended December 31, 2021 to $159.9 million for the year ended December 31, 2022. The handysize business experienced an increase in the spot rates due to the increase in the demand for drybulk tonnage, partially offset by the decrease in the number of short-term operating days. The supramax/ultramax total revenue decreased by $23.8 million, or approximately 8.1%, from $292.3 million for the year ended December 31, 2021 to $268.5 million for the year ended December 31, 2022. The decrease in the supramax/ultramax total revenue was primarily due to the decrease in the operating days as a result of the redelivery of a number of short-term chartered-in vessels with extension options that were chartered-in part way through 2020 at rates below the spot market, partially offset by an increase in the spot rates in 2022 due to an increase in the demand for drybulk tonnage.

Our handysize vessel revenue increased by $1.8 million, or approximately 1.1%, from $157.7 million for the year ended December 31, 2021 to $159.5 million for the year ended December 31, 2022. The increase in 2022 was primarily due to the same reasons set forth in the above paragraph. Our supramax/ultramax vessel revenue decreased by $23.8 million, or approximately 8.1%, from $292.2 million for the year ended December 31, 2021 to $268.4 million for the year ended December 31, 2022. The decrease in 2022 was primarily due to the same reasons set forth in the above paragraph.

Drybulk Business TCE Revenue

Handysize TCE per day increased by $779 per day, or approximately 3.7%, from $21,336 per day for the year ended December 31, 2021 to $22,115 per day for the year ended December 31, 2022 primarily due to an increase in the handysize spot market rates.

Supramax/ultramax TCE per day increased by $2,180 per day, or approximately 9.2%, from $23,608 per day for the year ended December 31, 2021 to $25,788 per day for the year ended December 31, 2021 primarily due to an increase in the supramax/ultramax spot market rates.

A demand for commodities and therefore drybulk tonnage, together with port disruptions brought about by China’s zero-COVID policy affected the available tonnage in the first half of 2022 and resulted in higher spot rates in the drybulk markets when compared to 2021. The rates decreased in the second half of 2022 as steel output and iron ore imports into China declined which was further affected by the inability of Australia and Brazil to supply the forecast volumes.

Cost of sales.
Total cost of sales increased by $14.8 million, or approximately 5.3%, from $278.9 million for the year ended December 31, 2021 to $293.7 million for the year ended December 31, 2022, mainly as a result of the increase in cost of ship sales. The largest component of cost of sales is voyage expenses, which decreased by $5.9 million from $97.0 million for the year ended December 31, 2021 to $91.1 million for the year ended December 31, 2022. This decrease in voyage expenses was primarily due to a decrease of US$3.4 million in pool distributions to third party pool participants in 2022 due to a smaller number of third party participants and increased returns of $14.9 million on forward freight agreements used to hedge against volatile spot rates, offset by increased fuel costs of $16.8 million. The increased fuel costs were partially offset by the decreasing number of freight voyages in 2022 which reduced the quantity of fuel purchased. Charter hire costs decreased by $16.5 million from $75.4 million for the year ended December 31, 2021 to $58.9 million for the year ended December 31, 2022. This decrease was due to the redelivery of the additional short-term vessels chartered-in at the end of 2020 and redelivered towards the end of 2021 and beginning of 2022, which resulted in the reduction of the short-term operating days. Vessel operating costs increased by $2.9 million from $44.0 million in the year to December 31, 2021 to $46.9 million in the year to December 31, 2022. The increase was primarily due to the increased number of owned supramax/ultramax operating days due to the acquisition of a long-term chartered-in vessel part way through 2021 and the exercising of a purchase option on a second chartered-in vessel in 2022 and additional costs incurred for repairs on older vessels. Depreciation of ships, dry-docking and plant and equipment – owned assets increased by $4.6 million from $25.9 million in the year to December 31, 2021, to $30.5 million in the year to December 31, 2022. The main reason for this increase was the acquisition of a supramax vessel part way through 2021, the exercising of a purchase option on a supramax vessel part way through 2022 and the reversal of an impairment loss on a handysize vessel, partially offset by the sale of a medium range tanker (included in the Other segment under a bareboat charter) in 2022. Depreciation of ships and ship equipment – right-of-use assets remaining relatively flat with an increase of $0.8 million from $34.9 million in the year to December 31, 2021 to $35.7 million in the year to December 31, 2022. Other expenses decreased by $1.2 million from $1.9 million in the year to December 31, 2021, to $0.7 million in the year to December 31, 2022. Cost of ship sale increased by $29.9 million from $0 million in the year to December 31, 2021 to $29.9 million in the year to December 31, 2022. This increase is due to the sale of a medium range tanker (included in the Other segment under a bareboat charter) compared to no ship sales in 2021.

Drybulk Business Cost of Sales

 In the drybulk business, our handysize segment cost of sales increased by $9.2 million, or approximately 10.9%, from $84.2 million for the year ended December 31, 2021, to $93.4 million for the year ended December 31, 2022. This increase was primarily due to increased voyage expenses, depreciation of owned vessels and rising operating expenses as described below. Our handysize segment voyage expenses increased by $3.5 million, or approximately 12.9%, from $27.2 million for the year ended December 31, 2021, to $30.7 million for the year ended December 31, 2022. This increase was primarily due to an increase in the number of voyages and an increase in the value of the 2022 pool distribution to third party participants due to higher earnings. The charter hire costs in the handysize segment remained relatively flat with a small increase of $0.3 million, or approximately 2.5%, from $11.8 million for the year ended December 31, 2021, to $12.1 million for the year ended December 31, 2022. Our handysize vessel operating costs increased by $0.6 million, or approximately 1.9%, from $31.0 million for the year ended December 31, 2021, to $31.6 million for the year ended December 31, 2022. The increase was primarily due to increasing repair costs for some of the aging handyize vessels and increased crew repatriation costs due to increased flight costs, quarantine requirements and related expenses.

Our supramax/ultramax segment cost of sales decreased by $23.2 million, or approximately 11.8%, from $195.8 million for the year ended December 31, 2021 to $172.6 million for the year ended December 31, 2022. This decrease was primarily due to decreased charter hire costs and decreased voyage expenses as described below, partially offset by an increase in depreciation of owned vessels due to the acquisition of a vessel in 2021 and 2022 and increased depreciation on right-of-use assets due to the extension and capitalisation of certain short-term charters. Our supramax/ultramax segment voyage expenses decreased by $9.2 million, or approximately 13.2%, from $69.6 million for the year ended December 31, 2021, to $60.4 million for the year ended December 31, 2022. This decrease was primarily due to a lower number of operating days following the redelivery of the short-term chartered-in vessels and therefore a lower number of voyages in 2022. The charter hire costs in the supramax/ultramax segment decreased by $16.8 million, or approximately 26.4%, from $63.6 million for the year ended December 31, 2021, to $46.8 million for the year ended December 31, 2022. The decrease was due to the redelivery of several short-term chartered-in vessels that were contracted towards the end of 2020 (with extension periods) at rates that were below the current spot market. Our supramax/ultramax vessel operating costs increased by $2.4 million, or approximately 15.2%, from $15.8 million for the year ended December 31, 2021, to $18.2 million for the year ended December 31, 2022. The increase was primarily due to the acquisition of a vessel partway through 2021 and 2022 and increased crew repatriation costs due to increased flight costs, quarantine requirements and related expenses.

Drybulk Business Vessel Operating Costs Per Day

Handysize vessel operating costs per day increased by $106, or approximately 1.9%, from $5,670 per day for the year ended December 31, 2021 to $5,776 per day for the year ended December 31, 2022.

Supramax/ultramax vessel operating costs per day increased by $74, or approximately 1.4%, from $5,223 per day for the year ended December 31, 2021 to $5,297 per day for the year ended December 31, 2022.

These increases were primarily due to increased crew repatriation costs partly as a result of increased flight costs, quarantine requirements and related expenses.

During 2021 and 2022, the effects of the pandemic continued to have a negative impact on crew repatriation as we experienced continuing testing requirements and resulting quarantine costs and limited, expensive flights for necessary crew repatriation. In addition, logistics, the cost of supplying spares to vessels and the lack of availability of the spares required our technical department to hold increased quantities of stock on board the vessels.

Gross profit.
Gross profit decreased by $10.1 million, or 5.7%, from $176.9 million for the year ended December 31, 2021 to $166.8 million for the year ended December 31, 2021 primarily for the reasons described above.

Other operating income.
Other operating income decreased by $3.5 million from $3.8 million recorded in the year ended December 31, 2021, to $0.3 million recorded in the year ended December 31, 2022. In the year ended December 31, 2022, we recorded the reversal of impairment losses on vessels of $1.7 million and the impairment loss on a right-of-use ship of $1.0 million. For the year ended December 31, 2021, we recorded the reversal of impairment losses on vessels of $3.6 million, the reversal of impairment losses on right-of-use ships of $1.0 million and an impairment loss on goodwill and intangibles of $1.0 million. We recorded a foreign exchange loss of $0.5 million for the year ended December 31, 2022 and we incurred a foreign exchange gain of $0.1 million for the year ended December 31, 2021 as a result of unrealized and realized revaluations of foreign currency bank balances, vendor balances and customer balances at period end.

Administrative expense.
Administrative expense increased by $12.0 million, or approximately 33.2%, from $36.1 million for the year ended December 31, 2021 to $48.1 million for the year ended December 31, 2022 primarily due to the fees associated with the offer to shareholders to purchase their shares during the current year of $10.3 million and the settlement of the forfeitable share plan awards as part of the transaction agreement of $4.8 million, which was partially offset by a lower staff incentive accrual.

Interest income.
Interest income increased by $2.0 million from $0.2 million for the year ended December 31, 2021 to $2.2 million for the year ended December 31, 2022. Interest increased for the 12 months ended December 31, 2022 due to higher cash balances and higher interest rates, as well as interest earned on the Other investments.

Interest expense.
Interest expense increased by $4.8 million from $12.3 million for the year ended December 31, 2021 to $17.1 million for the year ended December 31, 2022, primarily due to the increase in interest rates. Interest expense on bank loans increased by $7.9 million from $6.2 million for the year ended December 31, 2021 to $14.1 million for the year ended December 31, 2022. Interest expense on bank loans reflect the payment of interest on debt that principally funds our vessels. Our bank loans outstanding decreased by $46.7 million from $245.7million as at December 31, 2021 to $199.0 million as at December 31, 2022 primary due to quarterly repayments and repayment due to ship sales. The weighted average effective interest rate on our outstanding debt increased substantially from 3.82% in 2021 to 8.16% in 2022. The increase in the weighted average effective interest rate was primarily due to the increase in LIBOR as a consequence of the rising inflation.

Income tax (expense) benefit.
Income tax (expense) benefit for the year decreased from a benefit of $0.1 million for the year ended December 31, 2021 to an expense of $0.8 million for the year ended December 31, 2022.

Profit for the year on continuing operations.
Our profit for the year ended December 31, 2022, decreased to $103.4 million from $132.6 million for the year ended December 31, 2021 for the same reasons set forth above.

Continuing and Discontinued Operations

Profit for the year.
Our profit for the year ended December 31, 2022, decreased to $103.4 million from $129.5 million for the year ended December 31, 2021 for the same reasons set forth above.

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
(1)
.

	Year Ended December 31,
	2021	2020
Drybulk Carriers Business
Handysize Segment
Calendar days (2)	6,375	6,882
Available days (3)	6,239	6,713
Operating days (4)	6,115	6,584
Owned fleet operating days (5)	5,215	5,354
Long-term charter-in days (6)	-	-
Short-term charter-in days (7)	900	1,230
Fleet utilization (8)	98.0%	98.1%
TCE per day (9)	$21,336	$6,629
Vessel operating costs per day (10)	$5,670	$5,030
Supramax/ultramax Segment
Calendar days (2)	9,652	7,787
Available days (3)	9,555	7,736
Operating days (4)	9,429	7,526
Owned fleet operating days (5)	2,943	2,514
Long-term charter-in days (6)	2,674	2,261
Short-term charter-in days (7)	3,812	2,751
Fleet utilization (8)	98.7%	97.3%
TCE per day (9)	$23,608	$10,072
Vessel operating costs per day (10)	$5,223	$5,073

(1)	Segment results of operations include the proportionate share of joint ventures, which differs from the statements of profit or loss in our consolidated financial statements which account for our investments in joint ventures under the equity method.

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

(8)
Fleet utilization
: the percentage of time that vessels are available for generating revenue, determined by dividing the number of operating days during a relevant period by the number of available days during that period. We use fleet utilization to measure a company’s efficiency in employing its vessels.

70

(9)
TCE per day
: vessel revenue less voyage expenses during a relevant period divided by the number of operating days during the period. The number of operating days used to calculate TCE revenue per day includes the proportionate share of our joint ventures’ operating days and includes charter-in days. See “—Non-GAAP Financial Measures” above for a discussion of TCE revenue and a reconciliation of revenue to TCE revenue.

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

Below is a reconciliation from revenue to TCE revenue for the years ended December 31, 2022, 2021, and 2020.

	Year Ended December 31,
	2022			2021			2020
(In thousands of U.S. dollars)	Revenue	Voyage Expenses	TCE Revenue	Revenue	Voyage Expenses	TCE Revenue	Revenue	Voyage Expenses	TCE Revenue
Vessel revenue
Handysize	159,524	(30,683)	128,841	157,707	(27,235)	130,472	74,641	(30,995)	43,646
Supramax/ultramax	268,352	(60,420)	207,932	292,179	(69,600)	222,579	124,352	(48,547)	75,805
Other	2,082			5,372			5,463
Ship sale revenue	29,981			-			5,178
Other revenue	521			581			1,526
Adjustments (*)	-			-			(478)
Revenue	460,460			455,839			210,682

*	Vessel revenue earned and voyage expenses incurred by the joint-ventures are included within the operating segment information on a proportionate consolidation basis for the period the joint venture existed during the relevant period. Accordingly, joint-ventures’ proportionate financial information are adjusted out to reconcile to the consolidated financial statements.

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

EBITDA and Adjusted EBITDA.
EBITDA is defined as earnings before income tax (expense) benefit, interest income, interest expense, share of losses of joint ventures and depreciation and amortization. Adjusted EBITDA is EBITDA adjusted to exclude the items set forth in the table below, which represent certain non-recurring, non-operating or other items that we believe are not indicative of the ongoing performance of our core operations.

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

The table below presents the reconciliation between profit (loss) for the year from continuing operations to EBITDA from continuing operations and Adjusted EBITDA from continuing operations for the years ended December 31, 2022, 2021 and 2020:

	Year Ended December 31,
(In thousands of U.S. dollars)	2022	2021	2020
Profit (loss) for the period from continuing operations	$103,367	$132,647	$(34,977)
Adjusted for:
Income tax expense (benefit)	757	(118)	189
Interest income	(2,228)	(201)	(467)
Interest expense	17,133	12,298	15,106
Share of losses of joint ventures	5	31	2,476
Depreciation and amortization	67,275	61,919	47,808

EBITDA from continuing operations	$186,309	$206,576	$30,135

Adjusted for
(Reversal of) impairment loss recognized on ships	(1,707)	(3,557)	5,148
Impairment loss (Reversal of) recognized on right-of-use assets	985	(1,046)	-
Impairment loss recognized on goodwill and intangibles	-	965	-
Share based compensation	8,134	3,330	1,847
Secondary registration and offering related expenses	-	633	-
Tender offer and related expenses	10,307	-	-

ADJUSTED EBITDA from continuing operations	$204,028	$206,901	$37,130

Adjusted net income (loss) and Adjusted Earnings (loss) per share
. Adjusted net income (loss) is defined as Profit (loss) for the period attributable to the owners of the Company adjusted for (reversal of) impairment loss recognized on ships, impairment loss recognized on goodwill and intangibles, impairment loss (reversal of) recognized on right-of-use assets, impairment loss on net disposal group, loss on disposal of business, share based compensation and non-recurring expenditure. Adjusted Earnings (loss) per share represents this figure divided by the weighted average number of ordinary shares outstanding for the period.

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

The table below presents the reconciliation between Profit (loss) for the period attributable to the owners of the Company for continuing operations to Adjusted net income (loss) for the years ended December 31, 2022, 2021 and 2020:

	Year Ended December 31,
(In thousands of U.S. dollars, other than per share data)	2022	2021	2020
Profit (loss) for the period attributable to owners of the Company for continuing operations	$103,367	$122,090	$(32,672)
Adjusted for:
(Reversal of) impairment loss recognized on ships	(1,707)	(3,557)	5,148
Impairment loss recognized on goodwill and intangibles	-	965	-
Impairment loss (reversal of) recognized on right-of-use assets	985	(1,046)	-
Share based compensation	8,134	3,330	1,847
Secondary registration and offering related expenses	-	633	-
Tender offer and related expenses	10,307	-	-

Adjusted net income (loss) for continuing operations	121,086	122,415	(25,677)

Weighted average number of shares on which profit/(loss) per share has been calculated	18,949,972	19,150,787	18,966,414
Effect of dilutive potential ordinary shares	-	861,168	-
Weighted average number of ordinary shares for the purpose of calculating diluted profit/(loss) per share	18,949,972	20,011,955	18,966,414

Basic profit (loss) per share for continuing operations	$5.45	$6.38	$(1.72)
Diluted profit (loss) per share for continuing operations	$5.45	$6.10	$(1.72)

Basic Adjusted earnings (loss) per share for continuing operations	$6.39	$6.39	$(1.35)
Diluted Adjusted earnings (loss) per share for continuing operations	$6.39	$6.12	$(1.35)

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

The table below presents a reconciliation between Profit (loss) for the year to Headline earnings (loss) for the years ended December 31, 2022, 2021 and 2020:

	Year ended December 31,
(In thousands of U.S. dollars, other than per share data)	2022	2021	2020
Profit (loss) for the period attributable to owners of the Company	$103,367	$118,925	$(38,795)
Adjusted for:
(Reversal of) impairment loss recognized on ships	(1,707)	(3,557)	16,282
Impairment loss (reversal of) recognized on right-of-use assets	985	(1,046)	-
Impairment loss recognized on goodwill and intangibles	-	965	-
Impairment loss recognized on assets of disposal group	-	2,551	576
Impairment loss recognized on office equipment, furniture and fittings and motor vehicles	-	1	138
Loss on disposals of business	-	26	-
Headline earnings (loss)	$102,645	$117,865	$(21,799)

Weighted average number of shares on which profit (loss) per share has been calculated	18,949,972	19,150,787	18,966,414
Effect of dilutive potential ordinary shares	-	861,168	-
Weighted average number of ordinary shares for the purpose of calculating diluted profit (loss) per share	18,949,972	20,011,955	18,966,414

Basic profit (loss) per share	$5.45	$6.21	$(2.05)
Diluted profit (loss) per share	$5.45	$5.94	$(2.05)

Basic headline earnings (loss) per share	$5.42	$6.15	$(1.15)
Diluted headline earnings (loss) per share	$5.42	$5.89	$(1.15)

Liquidity and Capital Resources

Overview

We operate in a capital intensive industry. Our primary short-term liquidity needs relate to working capital requirements relating to voyages in progress, corporate overhead, payments of interest, quarterly principal payments under our credit facilities, dividend payments, share repurchases, exercising of purchase options in long-term charter contracts and any balloon payments on loans coming due in the next 12 months, while our long-term liquidity needs are expected to primarily relate to drydock payments, installment payments on new building construction contracts, investment in new and secondhand vessels, exercising of purchase options in long-term charter contracts and final balloon payments relating to our credit facilities. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations, which includes proceeds from the sale of vessels and borrowings. Generally, our long-term sources of funds will be from cash from operations, long-term borrowings and other debt or equity financings.

As of the date of this annual report, we have purchase options to acquire four vessels. We have options to purchase the
IVS Naruo
, the
IVS Hayakita
, the
IVS Pebble Beach
and the
IVS Atsugi
that have or are expected to first enter into the exercise periods under their respective charter parties in December 2020, November 2021, September 2021, September 2022 and January 2023 respectively. See “Item 4. Information on the Company—Business Overview—Our Fleet”. The prices of these purchase options range from approximately $13.6 million to $25.2 million, subject to exchange rates and adjustments, where an option is exercisable on more than one date, based on the remaining time balance of the charter. In each case, such purchase option is subject to certain other adjustments and conditions and will expire at the completion of the applicable time charter.

In 2021 we experienced a significant increase in demand for drybulk tonnage which, together with the reduced supply of new vessels into the market and increased port congestion, resulted in a strong spot market. These favourable conditions continued through the first half of 2022 and the increased earnings improved liquidity and strengthened our balance sheet providing us with sufficient free cash to pay dividends, repurchase shares, expand our Fleet and to reduce our debt obligation. On December 5, 2022, we paid a special dividend of $97.0 million in terms of the Transaction Implementation Agreement between ourselves and Taylor Maritime Investments Limited following a successful conclusion of the voluntary cash offer for all the issued ordinary shares of the company.

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

Cash Flow Discussion

The following table presents cash flow information for each of the years ended December 31, 2022, 2021 and 2020.

	Year Ended December 31,
(In thousands of U.S. dollars)	2022	2021	2020
Net cash flows generated from operating activities (1)	$186,029	$204,852	$70,384
Net cash generated from (used in) investing activities	98	1,066	(22,559)
Net cash flows from financing activities	(243,142)	(139,076)	(41,983)
Net (decrease) increase in cash and cash equivalents	(57,015)	66,842	5,842
Cash and cash equivalents, beginning of year	104,243	37,942	32,527
Effect of exchange rate changes on the balance of cash held in foreign currencies	(667)	(541)	(427)
Cash and cash equivalents, end of year	$46,561	$104,243	$37,942

(1)	Net cash flows generated from operating activities includes capital expenditure on ships of $9,306,000, $33,455,000 and $9,021,000 and proceeds from disposal of ships of $29,509,000, $47,819,000 and $40,366,000 for the years ended December 31, 2022, 2021 and 2020.

Net cash flows generated from operating activities.
Net cash flows generated from operating activities was $186.0 million for the 12 months ended December 31, 2022, $204.9 million for the 12 months ended December 31, 2021 and $70.4 million for the 12 months ended December 31, 2020. Net cash flows generated from operating activities for the 12 months ended December 31, 2022 includes capital expenditure on vessels of $9.3 million and proceeds from vessel sales of $29.5 million. Net cash flows generated from operating activities for the 12 months ended December 31, 2021 includes capital expenditure on vessels of $33.5 million and proceeds from vessel sales of $47.8 million. Net cash flows generated from operating activities for the 12 months ended December 31, 2020 includes capital expenditure on vessels of $9.0 million and proceeds from vessel sales of $40.4 million.

Net cash flows generated from operating activities decreased by $18.9 million due to an inflow of $186.0 million for the year ended December 31, 2022 as compared to an inflow of $204.9 million for the year ended December 31, 2021, primarily due to a decrease in proceeds on the sale of ships of $18.3 million, a decrease in cash generated through operating activities of $12.6 million as a result of the decrease in operating days, negative movements in working capital of $11.2 million and an increase in interest paid of $2.9 million due to increasing interest rates, partially offset by an decrease in capital expenditure on vessels of $24.1 million and an increase in interest received of $1.6 million.

Net cash flows generated from operating activities increased by $134.5 million due to an inflow of $204.9 million for the year ended December 31, 2021 as compared to an inflow of $70.4 million for the year ended December 31, 2020, primarily due to an increase in cash generated through operating activities of $161.1 million as a result of the strong drybulk markets in 2021, an increase in proceeds on the sale of ships of $7.4 million and a decrease in interest paid of $3.3 million, partially offset by an increase in capital expenditure on vessels of $24.4 million and negative movements in working capital of $12.0 million.

Net cash generated from (used in) investing activities.
Net cash generated from (used in) investing activities was an inflow of $0.1 million for the 12 months ended December 31, 2022, an inflow of $1.1 million and an outflow of $22.6 million for the 12 months ended December 31, 2021 and 2020, respectively. Net cash generated from investing activities in the 12 months ended December 31, 2022 were relatively immaterial receipts from the sale of plant and equipment of $0.3 million that were offset by purchases of plant and equipment of $0.1 million and intangible assets of $0.1 million. Net cash generated from investing activities in the 12 months ended December 31, 2021 were relatively immaterial receipts from a joint venture loan of $0.8 million and dividends received from a joint venture of $0.2 million. Net cash used in investing activities in the 12 months ended December 31, 2020 was impacted by the acquisition of 33.25% of IVS Bulk (net of cash acquired) of $28.3 million, repayment of related parties of $2.1 million partially offset by the receipt of loan repayments from joint ventures of $5.1 million and the dividends and distributions from joint ventures of $3.1 million.

Net cash flows from investing activities decreased by $1.0 million for the 12 months ended December 31, 2022 compared to the 12 months ended December 31, 2021 primarily due to the repayment of joint venture loans of $0.8 million received in the prior year compared to net minor purchases and sales of plant and equipment in the current year.  Net cash flows from investing activities increased by $23.6 million for the 12 months ended December 31, 2021 compared to the 12 months ended December 31, 2020 primarily due to the acquisition of a controlling interest in IVS Bulk of $28.3 million and a payment of $2.1 million to related parties in the 2020 year which was partially offset by the recovery of joint venture loans which decreased by $4.3 million and distributions received from joint ventures which decreased by $2.9 million.

Net cash flows (used in) generated from financing activities.
Net cash flows used in financing activities was an outflow of $243.1 million for the 12 months ended December 31, 2022, an outflow of $139.1 million for the 12 months ended December 31, 2021 and an outflow of $42.0 million for the 12 months ended December 31, 2020. Net cash flows used in financing activities in the 12 months ended December 31, 2022 was primarily impacted by the repayment of $49.9 million in existing debt, the repayment of $56.9 million in lease liabilities and dividends paid of $135.9 million. Net cash flows used in financing activities in the 12 months ended December 31, 2021 was primarily impacted by the repayment of $82.1 million in existing debt, the acquisition of the non-controlling interest in IVS Bulk of $46.6 million, the repayment of $36.0 million in lease liabilities, dividends paid of $13.6 million and the acquisition of treasury shares of $11.9 million, offset by a net inflow of $48.0 million from the incurrence of new debt and the release of restricted cash of $3.1 million,. Net cash flows used in financing activities in the 12 months ended December 31, 2020 was primarily impacted by $74.9 million repayment of existing debt (including repayment of debt as a result of ship sales) and $28.0 million repayment of lease liabilities, offset by a net inflow of $60.7 million from the incurrence of new debt.

Net cash flows used in financing activities increased by $104.1 million from an outflow of $139.1 million for the year ended December 31, 2021 to an outflow of $243.1 million for the year ended December 31, 2022 primarily due increased dividend payments of $122.3 million, a decrease in the long-term interest bearing debt raised of $48.0 million and an increase in the repayments on lease liabilities of $20.9 million, partially offset by a decrease in the acquisition of the non-controlling interest in IVS Bulk of $46.6 million, the acquisition of treasury shares in 2021 of $11.9 million, and a decrease in the repayment of the principal portion of long-term interest-bearing debt of $32.3 million.

Net cash flows used in financing activities increased by $97.1 million from an outflow of $42.0 million for the year ended December 31, 2020 to an outflow of $139.1 million for the year ended December 31, 2021 primarily due to the acquisition of  the non-controlling interest in IVS Bulk of $46.6 million, a dividend payment of $13.5 million, the acquisition of treasury shares of $11.9 million, a decrease in the long-term interest bearing debt raised of $12.7, an increase in the repayment of the principal portion of long-term interest-bearing debt of $7.2 million and an increase in the repayments on lease liabilities of $8.1 million, partially offset by a reduction in restricted cash of $3.1 million.

Restricted cash
. The above cash flow figures in this “Cash Flow Discussion” exclude restricted cash of $10.0 million which is pledged to certain banks to secure loans and other credit facilities. As of December 31, 2022, we had cash and bank balances (including restricted cash) of $56.6 million.

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

On September 16, 2021, the Company completed the acquisition of the 2019 Japanese-built ultramax bulk carrier
IVS Phoenix
for $23.5 million and the concurrent financing for $25.0 million.

On May 10, 2022, we exercised the purchase option on the chartered-in 2015-built supramax bulk carrier,
IVS Pinehurst
, for an amount of $18.0 million with delivery planned on or about June 18, 2022. The vessel will remain chartered-in at her original contract rate until delivery to us.

In addition to acquisitions that we may undertake in future periods, we will incur additional expenditures due to drydockings for our Fleet. The location of the drydock will be decided when the vessel is scheduled to drydock. We estimate our drydocking costs, including capitalized costs incurred during drydocking related to vessels and vessel equipment, and scheduled off-hire days for our Fleet through 2023 and 2024 to be:

Year	Estimated Drydocking Cost	Estimated Off-hire Days
(U.S. dollars)
2023	$10.8 million	220.00 days
2024	$8.1 million	180.00 days

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

For the years ended December 31, 2022, 2021 and 2020, we incurred a total of $7.2 million, $8.8 million, and $8.6 million of drydocking costs, respectively, excluding costs incurred during drydocking that were capitalized to vessel assets or vessel equipment.

During 2022, eight of our vessels completed their scheduled drydockings. We estimate that 12 of our vessels will be drydocked in 2023 and 10 of our vessels will be drydocked in 2024.

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
from a collateral account under the facility, and amend certain terms of the credit facility relating to mandatory prepayments with the proceeds of a sale of a vessel and the minimum required security cover. On June 28, 2019, GSPL, as borrower, Grindrod Shipping, as corporate guarantor and the subsidiaries owning the vessels, as owner guarantors, entered into a second side letter to amend the minimum book value net worth covenant and introduce a new working capital covenant as set out further in “—Loan Covenants” below, and clarify the calculations of the covenants following the implementation of IFRS16. On April 16, 2020, the parties to the facility agreement entered into further amendments the purpose of which was to amend the definitions of consolidated current assets and consolidated current liabilities for purposes of the working capital covenant, such that the determination of the consolidated current assets and consolidated current liabilities of Grindrod Shipping excludes any adjustments made for IFRS 16. On December 31, 2020, the parties to the facility agreement entered into further amendments the purpose of which was to provide relief on the book value net worth covenant, the debt to market adjusted tangible fixed asset ratio and the working capital covenant as set out further in “—Loan Covenants” below. On June 7, 2021, the parties to the facility agreement entered into further amendments the purpose of which was to acknowledge the change of lenders from DVB Bank SE Singapore Branch and Standard Chartered Bank, Singapore Branch to NIBC Bank N.V. and to amend the book value net worth covenant as set out further in “—Loan Covenants” below. The covenants applicable to this facility are the same as the covenants that apply to the $29.9 million senior secured credit facility described below. As of December 31, 2022, $10.1 million was outstanding on this facility.

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
IVS North Berwick
, and (c) security over the shares in the IVS Bulk subsidiaries other than the subsidiary owning the
IVS North Berwick
. Grindrod Shipping has provided an undertaking to Sankaty, the other shareholder in IVS Bulk, that Grindrod Shipping will not directly borrow under this facility, and to the extent Grindrod Shipping has not borrowed under this facility but are nevertheless required, as a joint and several borrower, to make payments to the lenders, Sankaty has provided Grindrod Shipping with an indemnity for its share of such payment, so that as between us and Sankaty the net payment is borne in proportion to each of our shareholding in IVS Bulk. On December 29, 2020, the parties to the facility agreement entered into an amendment the purpose of which was to provide relief on the book value net worth covenant, the debt to market adjusted tangible fixed asset ratio and the working capital covenant as set out further in “—Loan Covenants” below. On September 10, 2021, the parties to the facility agreement entered into an amendment and restatement agreement the purpose of which was to increase the size of the facility to $120.0 million (increasing the amount then available for drawdown by $23.0 million). The covenants applicable to this facility are the same as the covenants that apply to the $100.0 million senior secured credit facility described above. As of December 31, 2022, $102.5 million was outstanding on this facility.

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
IVS North Berwick
. As of December 31, 2022, $10.2 million was outstanding on this facility.

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
and a guarantee by Grindrod Shipping. As of December 31, 2022, a total of $24.7 million was outstanding on these facilities.

Other Borrowings

GSPL has other borrowings that relate to $64.0 million in financing arrangements entered into with third parties with respect to four of the vessels we regard as owned, namely
IVS Knot
,
IVS Kinglet
,
IVS Magpie
and
IVS Phoenix
. The arrangements commenced on June 26, 2019, September 19, 2019, November 20, 2019 and September 16, 2021, respectively, the loans are payable monthly in advance and bear interest at a rate of LIBOR plus 1.7% per annum and LIBOR plus 1.75%. The loans mature on June 25, 2030, October 18, 2031, November 19, 2031 and August 16, 2036. As of December 31, 2022, the outstanding balances in relation to these borrowings was $51.0 million.

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

Further, the credit facilities referred to above contained provisions requiring a minimum value of the collateral for each relevant facility, such that the aggregate fair market value of the vessels securing the relevant facility plus any additional security securing that facility divided by the relevant debt amount results in at least a specified minimum amount (depending on the relevant facility agreement and the type and age of the vessels securing the loan), with the relevant minimum amount ranging between 125% and 145%.

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

As of December 31, 2022, Grindrod Shipping, GSPL, the borrowers and the other GSPL subsidiaries were in compliance with all of the financial and restrictive covenants contained in our credit facilities.

See Note 25 to our consolidated financial statements for further details regarding the credit facilities.

Trend Information

Our results of operations depend primarily on the charter hire rates that we are able to realize for our vessels, which depend on demand and supply dynamics characterizing the drybulk market at any given time. For other trends affecting our business, please see other discussions under “—Factors Affecting our Results of Operations and Financial Condition” above.

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

The following table summarizes our contractual obligations as of December 31, 2022:

	Payments Due by Period
(In thousands of U.S. dollars)	Total	Less Than 1 Year	1–3 Years	3–5 Years	More than 5 Years
Secured bank loans and other borrowings (1)	198,968	33,330	110,744	28,065	26,829
Interest on secured bank loans and other borrowings (2)	41,546	11,925	17,248	5,293	7,080
Capital expenditure on vessels (1)	1,399	1,399	-	-	-
Lease liabilities (3)	26,113	22,058	4,055	-	-
Total contractual obligations	268,026	68,712	132,047	33,358	33,909

(1)	These obligations are disclosed in Notes 25 and 43 of the consolidated financial statements.

(2)	Interest is based on LIBOR assumption of 4.6% per annum for secured bank loans and other borrowings.

(3)	Include obligations under certain time charter agreements. Please see Note 24 of the consolidated financial statements.

Recent Accounting Pronouncements

From January 1, 2023, we applied a number of new IFRSs and amendments to IFRSs issued by the IASB that are mandatorily effective for an accounting period that begins on or after January 1, 2023. The adoption of these new and revised IFRSs has not resulted in significant changes to our accounting policies and has no material effect on the amounts reported for the current or prior periods.

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors

The table below details the names of, and information about, the directors of Grindrod Shipping. At our next annual general meeting, Ms. Brosnan, Messrs Klemme, Buttery, French, Hatton, Maltby and Schaar will retire from office pursuant to Regulation 106 of the Constitution of the Company and will be eligible to and, we expect, will stand for re-election.

Name	Age	Position	Term Expires
Rebecca Brosnan (1)	43	Director	Next Annual General Meeting, by rotation
Edward Buttery (1)	38	Director	Next Annual General Meeting, by rotation
Gordon French (1)	58	Director	Next Annual General Meeting, by rotation
Alan Hatton (1)	45	Director	Next Annual General Meeting, by rotation
Charles Maltby (1)	51	Director	Next Annual General Meeting, by rotation
Kurt Klemme (1)	54	Director	Next Annual General Meeting, by rotation
Cullen Schaar (1)	39	Director	Next Annual General Meeting, by rotation
Paul Over (2)	66	Director	Next Annual General Meeting, by rotation
Stephen Griffiths (3)	62	Director	Will retire effective on March 31, 2023
John Herholdt (4)	74	Director	Will retire effective on March 31, 2023
Quah Ban Huat (4)	56	Director	Will retire effective on March 31, 2023
Murray Grindrod (4)	55	Director	Resigned effective on December 6, 2022
Michael Hankinson (4)	73	Director	Resigned effective on December 6, 2022
Martyn Wade (5)	63	Director	Retired effective on April 30, 2022

(1)	Ms. Brosnan, Messrs Buttery, Klemme, Maltby and Schaar were appointed by the Directors of the Company on December 6, 2022. Mr. Alan Hatton and Mr. Gordon French were appointed by the Directors of the Company on December 14, 2022 and March 20, 2023 respectively. Collectively, all of the seven new Non-executive directors shall hold office only until the next Annual General Meeting. They are all required to retire at the Annual General Meeting of the Company pursuant to Regulation 106 of the Constitution and shall be eligible for re-election but shall not be taken into account in determining the number of Directors who are to retire by rotation at such meeting.

(2)	At each Annual General Meeting subsequent to the first Annual General Meeting, one-third of the directors for the time being (or, if their number is not a multiple of three the number nearest to one-third) shall retire from office by rotation. The directors to retire in every year shall be those, subject to retirement by rotation, who have been longest in office since their last re-election or appointment and so that as between persons who became or were last re-elected directors on the same day, those to retire shall (unless they otherwise agree among themselves) be determined by lot. A retiring director shall be eligible for re-election. Mr. Paul Over will retire by rotation pursuant to Regulation 101 of the Company’s Constitution in the next Annual General Meeting.

(3)	Mr. Stephen Griffiths will retire as Chief Financial Officer & Interim Chief Executive Offer effective on March 31, 2023 as he plans to relocate to United Kingdom. Mr. Griffiths will also retire from his board position in the Company.

(4)	Messrs Herholdt and Quah will retire on March 31, 2023 and relinquish their respective positions as Chairman of the Compensation and Nomination Committee and Chairman of the Audit and Risk Committee. Messrs Michael John Hankinson and Murray Paul Grindrod both resigned on December 6, 2022 pursuant to the Transaction Implementation Agreement with Taylor Maritime Investments Ltd.

(5)	Mr. Martyn Wade retired as Chief Executive Officer of the Company effective on April 30, 2022.

Rebecca Brosnan
has served as a member of our board of directors since December 6, 2022 and is a member of the Audit and Risk Committee. Ms. Brosnan has over 20 years of experience in investment banking, financial markets, commodities and is currently the Chief Financial Officer & Head of Strategy of Diginex, an ESG and sustainability technology business and serves as the IFC Nominated Director on the Board of the City Bank, a listed commercial bank in Bangladesh. Previously, Ms. Brosnan was the COO & CFO of Mother’s Choice and Head of Asia Commodities and Head of Strategy at the Hong Kong Stock Exchange.

Edward Buttery
has served as a member of our board of directors and as a member of the Compensation and Nomination Committee since December 6, 2022. Mr. Buttery will relinquish his position as a Compensation and Nomination Committee member and will be appointed as the new Chief Executive Officer of the Company effective on April 1, 2023. Mr. Buttery is the Founder, Chief Executive Officer and Executive Director of Taylor Maritime Investments Limited and has extensive experience in the shipping and maritime finance fields over the last 17 years. Prior to Taylor, Mr. Buttery was a Chartering Manager at Pacific Basin, Deputy COO of Asia Maritime Pacific, and a member of the ship finance team at Nordea Bank.

Gordon French
has served as a member of our board of directors since March 20, 2023 and is a member of the Audit and Risk Committee. Mr. French will be appointed as the new Audit and Risk Committee Chairman effective on April 1, 2023. Mr. French was the Head of Global Banking and Markets for Asia-Pacific at HSBC based in Hong Kong responsible for all Global Banking and Market’s businesses in the region: Global Banking, Global Markets, Securities Services, Global Liquidity and Cash Management and Balance Sheet Management.
Having served 33 years, Mr. French retired from his role at HSBC at the end of 2020.
He represented HSBC on various regulatory and exchange committees and he was also the inaugural Chairman of HSBC Bank (Singapore) Limited from April 2016 to June 2017.

Stephen Griffiths
has served as a member of our board of directors and as our Chief Financial Officer since November 7, 2017 and also served as Interim Chief Executive Officer since April, 1 2022. He has also served as our Chief Financial Officer of Former Parent’s shipping business from April 2009 until the Spin-Off. Mr. Griffiths joined Grindrod Limited in 2004 as Group Finance Manager. Previously, Mr. Griffiths worked for the Reunert Group from 1989 to 2003 in financial management roles. Mr. Griffiths qualified as a Chartered Accountant (South Africa) in 1985 and completed his articles at Hudson, Langham, Morrison and Co. Mr. Griffiths will retire from the board and as Chief Financial Officer and Interim Chief Executive Officer on March 31, 2023.

Alan Hatton
has served as a member of our board of directors since December 14, 2022. Mr. Hatton has over 15 years of leadership experience in the maritime industry and is currently the Managing Director of Foreguard Shipping, a privately-owned ship owner and operator of vessels in the chemical, offshore and gas sectors. Mr. Hatton started his career as an M&A banker at DrKW and Lazard and subsequently held CEO positions at publicly listed and private ship owning and operating companies.

John Herholdt
has served as a member of our board of directors since November 6, 2017 and is the Chairman of the Compensation and Nomination Committee. Mr. Herholdt will retire on March 31, 2023 and relinquish both his positions as board member and Chairman of the Compensation and Nomination Committee. Between 2012 and 2015, Mr. Herholdt consulted the Maitland Group. From 1987 to 2012 Mr. Herholdt served as a London based senior partner of the Maitland Group with offices in Europe, South Africa, North America and elsewhere. He also served as a Director on the boards of several of its subsidiaries. The London office of Shepstone and Wylie was established by Mr. Herholdt in 1985 and in 1987 merged the Shepstone and Wylie operation with that of Maitlands, then the offshore arm of the South African law firm Webber Wentzel. He remained associated with Shepstone and Wylie until 2012. In 1984, Mr. Herholdt joined the South African law firm Shepstone and Wylie as a senior partner in the maritime department, acting primarily for vessel owners and P&I Clubs. In 1979, Mr. Herholdt was appointed a Director of Leo Raphaely and Sons, an international commodity trading firm. From 1972 to 1979, Mr. Herholdt was a partner of the law firm Goodrickes and specialized in maritime and commodities law. His responsibilities included all maritime and commodity issues, as well as, legal, commercial, and tax matters. Mr. Herholdt obtained his Bachelor of Arts in Law Degree in 1969 and his Bachelor of Laws degree in 1971, and was admitted as an attorney of the Supreme Court of South Africa in 1972.

Kurt Klemme
has served as a member of our board of directors since December 6, 2022 and is the Chairman of the Board of Directors, member of the Audit and Risk Committee and member of the Compensation and Nomination Committee. Dr. Klemme has nearly 25 years of experience in the shipping industry and is presently the Managing Director of Reederei Nord GmbH Germany and Group Managing Director of the international Reederei Nord Holdings. He has worked in a variety of leadership positions with the group during the past 20 years. Currently, he is also Chairman of the German Shipowners’ Defence Association.

Charles Maltby
has served as a member of our board of directors since December 6, 2022 and is a member of the Compensation and Nomination Committee. Mr. Maltby has over 20 years of experience in the shipping industry and is currently the Chief Executive Officer of BW Epic Kosan, which is the world’s leading owner and operator of modern high-quality fully pressurised, semi-refrigerated, and ethylene capable gas carriers. Prior to that, Mr. Maltby held leadership positions at Pacific Basin and the transportation divisions of BHP Billiton.

Quah Ban Huat
has served as a member of our board of directors since November 2, 2017 and is the Chairman of the Audit and Risk Committee. Mr. Quah will retire on March 31, 2023 and relinquish both his positions as board member and Chairman of the Audit and Risk Committee. He is a principal advisor at KPMG Corporate Finance and specializes in mergers & acquisitions, structuring and financing. In addition, he is also a director of Samudera Shipping Line Ltd and Primeur Holdings Pte. Ltd. and its subsidiary. Prior to that, Mr. Quah served as a director on the boards of AP Oil International from 2010 to 2021, mDR Ltd from 2014 to 2017 and Croesus Asset Management Pte. Ltd. (the trustee manager of Croesus Retail Trust) from 2012 to 2017. Prior to this he held various key finance positions including Regional Business Area Controller at Deutsche Bank for its Asia Pacific Money Markets and Treasury operations, Group Finance Director at the IMC Group, Chief Financial Officer at City Gas Pte. Ltd. and Rickmers Trust Management Pte. Ltd. (the trustee manager of Rickmers Maritime Trust). Mr. Quah qualified as an accountant with the Institute of Chartered Accountants of England and Wales and the Association of Certified Chartered Accountants. He completed his articles with Benjamin Taylor & Co and was a manager at the banking division of Coopers and Lybrand prior to joining Deutsche Bank in London.

Paul Over
has served as a member of our board of directors since February 17, 2022 and is based in Hong Kong. Paul Over joined the London shipbroking company of Eggar Forrester Ltd in 1976 after being at sea with Kristian Jebsen A/S. He then joined Jardine, Matheson & Co., Limited, working first for their London based shipbroking company, Howe Robinson, before transferring to Hong Kong in 1980 to the ship owning division of the group. He left Jardines in 1984 to join the Continental Grain Company in Hong Kong where he was responsible for their Far East and Australian freight activities. Mr. Over joined Pacific Basin on its inception in 1987 as a founder and subsequent COO of the listed entity before retiring from that position in 2007. He held positions as independent non-executive director within the Baltic Exchange as a Director, Vice Chairman of the main company and as Chairman of its Freight Futures subsidiary Baltic Exchange Derivatives Trading Ltd. He also held independent non-executive director positions with Carisbrooke Shipping Ltd., Runciman Investments Ltd., Epic Gas Pte. Ltd. and the London P&I Club and has retired as a non-executive director of Asia Maritime Pacific of Hong Kong. He is currently an independent non-executive director of Taylor Maritime (HK) Ltd as well as being a current member of the Owners Board of the UK P&I Club.

Cullen Schaar
has served as a member of our board of directors since December 6, 2022 and is a member of the Compensation and Nomination Committee since February 10, 2023. Mr. Schaar will be appointed as the new Compensation and Nomination Committee Chairman effective on April 1, 2023. Mr. Schaar has over 15 years of experience investing in the maritime industry and is a private investor in the finance, energy, and transportation sectors. Prior to that, Mr. Schaar was President of Indigena Capital LP, Interim Chief Financial Officer and Director of Epic Gas Ltd, and an investment professional at Jefferies Financial Group, Inc.

Senior Management

The table below details the names of, and information about, the individuals who serve as Executive Officers:

Name	Age	Position
Stephen Griffiths (1)	62	Chief Financial Officer and Interim Chief Executive Officer

(1)	Stephen Griffiths will retire effective March 31, 2023. On April 1, 2023 he will be succeeded by Edward Buttery as Chief Executive Officer and Deborah Davel as Chief Financial Officer.

The business address of the persons noted above is Grindrod Shipping’s executive office at #03-01 Southpoint, 200 Cantonment Road, Singapore 089763.

Compensation of Directors and Senior Management

We paid an aggregate cash compensation of $25,7 million to our Executive Officers and non-executive directors in 2022. For the year ended December 31, 2022, each non-executive director, other than the chairman of the board, was compensated with a fee of $85,000 for his or her services as one of our directors and an additional fee of $40,000 for his or her services as chairman of one of the board committees or an additional fee of $20,000 for his or her services as a member of one of the board committees; the chairman of the board receives a total annual fee of $175,000 for his or her services, inclusive of any such services as a director and as a committee chairman or member. In addition, there was a grant of Forfeitable Share Plan awards based on a one-off amount to each Non-executive director, which takes into account their contributions for the financial years ended 31 December 2020, 31 December 2021 and 31 December 2022 to (i) Mr. Michael John Hankinson of US$237,500; (ii) Mr. John Peter Herholdt of US$165,000; (iii) Mr. Quah Ban Huat of US$165,000; (iv) Mr. Murray Paul Grindrod of US$75,000; and (v) Mr. Paul Charles Over of US$31,875. The quantity of the FSP awards was based on the weighted average share price of US$17.53 at the date of grant of the FSP award.

Our Executive Officers are remunerated in accordance with their contracts of employment. In addition, Executive Officers were eligible for variable compensation under our forfeitable share plan for achieving company-wide objectives and for their individual contribution to our results and objectives. In 2018 we granted awards of 743,000 forfeitable ordinary shares with a value of $7.6 million to our employees, including our Chief Executive Officer and our Chief Financial Officer. In respect of these awards, $3.2 million, $1.5 million and $0.8 million was expensed in our 2019, 2020 and 2021 statement of profit or loss and other comprehensive income, respectively, and further expenses in respect of these awards will be recorded in subsequent financial periods pro rata to the vesting period. Included in the 2018 awards of 743,000 forfeitable ordinary shares are 180,000 and 100,000 forfeitable ordinary shares that we awarded to our Chief Executive Officer and our Chief Financial Officer, respectively, and which, in each case, vested in three equal tranches, on March 1, 2020, March 1, 2021 and 2022. During 2019, awards of 15,000 ordinary shares were forfeited by employees.

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

In 2022 we granted awards of 179,300 forfeitable ordinary shares with a value of $4.6 million to our employees, including our Chief Financial Officer and Interim Chief Executive Officer. In respect of these awards, $2.139 million was expensed in our 2022 statement of profit or loss and other comprehensive income, and further expenses in respect of this new tranche of awards will be recorded in subsequent financial periods pro rata to the vesting period. Included in the 2022 awards of 179,300 forfeitable ordinary shares are 35,000 forfeitable ordinary shares that we awarded to our Chief Financial Officer and Interim Chief Executive Officer. The Chief Financial Officer and Interim Chief Executive Officer’s awards was to vest in three equal tranches, on March 1, 2024, 2025 and 2026; but were all accelerated to vest under the Awards Election Opportunity due to the tender offer from Taylor Maritime Investments Ltd. During 2022, awards of 106,667 ordinary shares were forfeited from the grant of the FSP awards in 2021.

The following description is only a summary of the material provisions of the forfeitable share plan and is governed in it entirely by the forfeitable share plan which is included as an exhibit to this annual report. We adopted the forfeitable share plan to provide selected employees with the opportunity to receive compensatory equity awards of our ordinary shares and to serve as a retention mechanism and recruitment tool. The forfeitable share plan also provided participants with the opportunity to share in the success of the company and aligns forfeitable share plan participant interests with the interests of our shareholders. The forfeitable share plan was administered by the compensation and nomination committee. Participants received grants of forfeitable ordinary shares, subject to applicable time and/or performance vesting conditions and other terms, that settled in ordinary shares when vested and were forfeited, in part in or in full, upon certain termination of employment events if not previously vested. Under the terms of the forfeitable share plan, the aggregate number of ordinary shares that may be granted and not yet vested under the forfeitable share plan at any one time shall not exceed 5% of the number of shares in issue (excluding treasury shares) as determined in reference to the day preceding the award.

It is to be noted that the forfeitable share plan award was settled on November 29, 2022 upon the Company’s acceptance of the tender offer from Taylor Maritime Investments Limited. The forfeitable share plan has since been terminated.

Board Practices

Grindrod Shipping’s board of directors comprises eleven directors, including eight independent non-executive members, as determined in accordance with the prevailing Code of Corporate Governance issued by the Monetary Authority of Singapore, which is the 2018 Singapore Corporate Governance Code. Each of Grindrod Shipping’s directors is elected by Grindrod Shipping’s shareholders or appointed by the directors pursuant to Grindrod Shipping’s constitution. In addition, Mr. Quah is also a director of Samudera Shipping Line Ltd. To the extent that Mr. Quah’s service as a member of the board of directors of Samudera Shipping Line Ltd. presents a conflict of interest with respect to any matters involving us, Mr. Quah has agreed to inform our board of directors of any such conflict and recuse himself from any proceedings or vote relating to such matters. In addition, Mr. Over is also a director of Taylor Maritime (HK)
Limited
. To the extent that Mr. Over’s service as a member of the board of directors of Taylor Maritime (HK)
Limited
, presents a conflict of interest with respect to any matters involving us, Mr. Over has agreed to inform our board of directors of any such conflict and recuse himself from any proceedings or vote relating to such matters. In addition, Mr. Buttery is currently both the Chief Executive Officer and a director of Taylor Maritime Investments Limited. To the extent that Mr. Buttery’s service as a member of the board of directors of Taylor Maritime Investments Limited and as its Chief Executive Officer present a conflict of interest with respect to any matters involving us, Mr. Buttery has agreed that he must, as soon as is practicable after he is aware of such interest, declare the nature of his interest at a board meeting or send a written notice to the company containing details on the nature, character and extent of his interest in the transaction or proposed transaction with the Company; and also recuse himself from any proceedings or vote relating to such matters.

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

Audit and Risk Committee
The members of the audit and risk committee are Messrs. Quah (chairman), French, Klemme; and Ms. Brosnan. The audit and risk committee, among other things, oversees our financial reporting, risk management, related party transactions and internal controls (in relation to financial, operational, compliance and information technology controls), engages our external auditors and oversees our internal audit activities, tax policies and effectiveness of our legal and compliance systems.

Compensation and Nomination Committee
The members of the compensation and nomination committee are Messrs. Herholdt (chairman), Buttery, Klemme, Maltby and Schaar. The compensation and nomination committee oversees our compensation policy and the executive compensation policy, approves awards of stock based incentives, approves the individual package of the chief executive officer, reviews and monitors the nomination and appointment process and composition of the board of directors and succession planning of the board, the committees of the board of directors and the performance of the board.

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

Independence of Directors.
NASDAQ requires that a U.S.-listed company maintain a majority of independent directors. Our board of directors consists of eleven directors, four of whom are the members of our audit and risk committee and are considered “independent” under Rule 10A-3 promulgated under the Exchange Act as it applies to us under the rules of NASDAQ. Under the 2018 Singapore Corporate Governance Code, only one-third of our board of directors is required to be independent if the chairman of our board of directors is independent. However, the determination of independence under the 2018 Singapore Corporate Governance Code is different from NASDAQ standards. Under the 2018 Singapore Corporate Governance Code, eight of our directors, Messrs. Klemme (Chairman), French, Hatton, Herholdt, Matlby, Quah, and Schaar and Ms. Brosnan are considered independent.

Compensation and Nomination Committee.
NASDAQ requires that a U.S.-listed company have a compensation committee consisting only of independent directors and that director nominees be selected or recommended for the board’s selection by either a vote in which only independent directors participate or a nominations committee comprised solely of independent directors. Under the 2018 Singapore Corporate Governance Code, a company’s remuneration committee and nominating committee, which we combine as our compensation and nomination committee, are not required to consist entirely of independent directors. The 2018 Singapore Corporate Governance Code requires each of these committees be comprised of at least three directors, a majority of whom should be independent (including the chairman or chairmen of such committee or committees), and that all members of the remuneration committee be non-executive directors. Our compensation and nomination committee currently consists of Messrs. Herholdt, Buttery, Matlby, and Cullen , all of whom are independent and non-executive directors under the 2018 Singapore Corporate Governance Code; save for Mr. Buttery who is a non-independent director; who will relinquish his position as member of the Compensation and Nomination Committee effective on March 31, 2023. Mr. Herholdt will resign as chairman of the Compensation and Nomination Committee on March 31, 2023 and Mr. Schaar will be the new chairman of the Compensation and Nomination Committee on April 1, 2023.

Audit and Risk Committee.
NASDAQ requires that a U.S.-listed company have an audit committee comprised of at least three members, all of whom shall be entirely independent directors. The 2018 Singapore Corporate Governance Code requires an audit committee to be comprised of at least three directors, a majority of whom should be independent (including the chairman of such committee), and that all members of the audit committee be non-executive directors. Our audit and risk committee currently consists of Messrs. Quah, Klemme and French and Ms. Brosnan, all of whom are independent and non-executive directors under the 2018 Singapore Corporate Governance Code and “independent” under Rule 10A-3 promulgated under the Exchange Act. Mr. Quah will resign as chairman of the Audit and Risk Committee on March 31, 2023 and Mr. French will be the new chairman of the Audit and Risk Committee on April 1, 2023.

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

Employees

As of December 31, 2022, we had approximately 607 employees, of which approximately 509 seagoing staff serve on the vessels that we manage and 98 provide general management, financial management, and commercial and technical management to the vessels that we manage. Our seafarers are represented by collective bargaining agreements but we have not experienced a work stoppage in the past few years. Seafarers employed by our vessel managers are unionized under various jurisdictions and are employed under various collective bargaining agreements which does expose us to a risk of potential labor unrest at times when those collective bargaining agreements are being re-negotiated.

Share Ownership of Directors and Executive Officers

The following sets forth, to the knowledge of Grindrod Shipping’s management, the total amount of ordinary shares directly or indirectly owned by Grindrod Shipping’s current Directors based on 19,472,008 ordinary shares outstanding as of March 1, 2023.

Holder (1)	Direct interest in Grindrod Shipping Ordinary Shares	Direct Percentage Ownership	Indirect interest in Grindrod Shipping Ordinary Shares	Indirect Percentage Ownership
Edward Buttery	-	-	18,894		*

*	Less than 1%
(1)	No other directors or executive officers of the Company own any shares in the Company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

Good Falkirk (MI) Limited acquired more than 50% of our outstanding ordinary shares in November 2022; and this has resulted in a change in control of Grindrod Shipping with Good Falkirk (MI) Limited as the controlling shareholder of Grindrod Shipping.

A list of the individuals and organizations holding, to the knowledge of Grindrod Shipping’s management, directly or indirectly, 5% or more of our issued share capital, as of the latest practicable date, is set forth below.

	Ordinary shares beneficially owned as of
	March 1, 2022
Beneficial owner	Grindrod Shipping Ordinary Shares (1)	Percentage Ownership (2)
Good Falkirk (MI) Limited	16,206,365	83.23%

(1)	On October 12, 2022, Good Falkirk (MI) Limited as Offeror, TMI and the Company, announced that they had entered into the TIA, providing for a voluntary conditional cash offer, the TMI Offer, to be made by the Offeror for all the issued ordinary shares in the capital of the Company other than shares held by the Offeror and shares held in treasury, in accordance with Rule 15 of The Singapore Code on Take-overs and Mergers and Regulations 14D and 14E under the Exchange Act. The formal offer documentation to be issued in respect of the TMI Offer dated October 28, 2022 (the “Offer to Purchase”) containing the terms of the TMI Offer together with the relevant documents was circulated to all shareholders of the Company.

In the Offer to Purchase, a proposal (the “Award Election Opportunity”) was made by the Offeror and the Company to the holders of outstanding awards which were unvested or vested but remained unsettled (“FSA Holders”) and which were granted under the Grindrod Shipping Holdings Ltd. 2018 Forfeitable Share Plan. On December 1, 2022, 161,984 new ordinary shares were issued to fulfil the outstanding Company Forfeitable Shares. The share capital increased by 161,984 shares to 19,472,008 shares outstanding as of the date of this annual report.

There are 475,515 outstanding Company Forfeitable Shares, pursuant to which all 475,515 Shares were accelerated and issued to the Offeror as all of the FSA Holders have accepted the Award Election Opportunity.

On December 19, 2022, a total of 16,206,365 Shares are held by the Offeror and its affiliates or have been validly tendered to the Offeror (including the Shares that have been validly tendered during the Subsequent Offering Period), representing 83.23% of the outstanding Shares (including the number of Shares resulting from the valid vesting and settlement in full of the Company Forfeitable Shares).

In addition, since January 1, 2020, we have been notified of the following significant changes in the percentage ownership of major shareholders: On February 14, 2022, QVT Financial LP, QVT Financial GP LLC, QVT Associates GP LLC and QVT Family Office Fund LP (the “QVT Entities”) notified us that as of December 31, 2021, the QVT Entities beneficially owned 0% of our ordinary shares; the QVT Entities had previously notified us that each QVT Entity could be deemed to beneficially own 6.68% of our ordinary shares as of December 31, 2020, 6.83% of our ordinary shares as of December 31, 2019 and 6.01% of our ordinary shares as of December 31, 2018. On February 10, 2022, Ninety One SA (Pty) Limited (“Ninety One”) notified us that as of January 31, 2022, it held 0.03% of our ordinary shares; Ninety One had previously notified us that it beneficially owned 5.05% of our ordinary shares as of December 31, 2020. On February 3, 2022, Industrial Partnership Investments Proprietary Limited and Remgro Limited (the “Remgro Entities”) notified us that as of January 28, 2022, the Remgro Entities beneficially owned 0% of our ordinary shares; the Remgro Entities had previously notified us that as of June 18, 2018 they each could be deemed to beneficially own 22.7% of our ordinary shares. On September 28, 2021, Grindrod Limited notified us that as of September 22, 2021, it beneficially owned 0% of our ordinary shares; Grindrod Limited had previously notified us that it (directly, and through its subsidiary, Grindrod (South Africa) Proprietary Limited) beneficially owned 9.7% of our ordinary shares as of September 8, 2020. On December 1, 2022, Grindrod Investments Proprietary Limited, Nailsea Investments Proprietary Limited, Nailsea Trust and Walter James Grindrod (the “Grindrod Investment Persons”) notified us that as of November 28, 2022, the Grindrod Investment Persons owned 0% of our ordinary shares; the Grindrod Investment Persons had previously notified us that as of June 18, 2018, they each could be deemed to beneficially own 10.1% of our ordinary shares.

(2)	Percentage amounts based on 19,472,008 ordinary shares outstanding (excluding treasury shares) as of March 1, 2023. It is to be noted that Good Falkirk (MI) Limited does not hold voting rights which are different from those that are held by Grindrod Shipping’s other shareholders.

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

As of December 31, 2022, Cede & Co, a nominee of The Depository Trust Company, is the record holder of 19,472,008 ordinary shares. As of March 10, 2023 the ordinary shares held by Cede & Co. include 10,930,158, or 56.13% (based on 19,472,008 ordinary shares outstanding, excluding treasury shares), ordinary shares held by beneficial owners in the United States.

Related Party Transactions

For a description of our material joint ventures, see “Item 4. Information on the Company—Business Overview—Our Joint Ventures”.

For a description of our financing arrangements with certain of our joint ventures, see “Item 4. Information on the Company—Business Overview—Our Joint Ventures”, “Item 5. Operating and Financial Review and Prospects—Off Balance Sheet Arrangements” and Notes 10 to our consolidated financial statements.

For further information on the TMI Offer and risks relating to TMI’s control of the Company, see “Item 4. History and Development of the Company—History and Development of the Company” and “Item 3. Key Information—Risk Factors—Taylor Maritime Investments Limited indirectly controls us and its interests may conflict with ours or yours in the future.”

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
We are currently evaluating the dividend distribution for the first quarter of 2023 and there is no assurance at this time that a dividend will be paid.
For the avoidance of doubt, the payment of any dividends is not guaranteed, and the payment of dividend is subject at all times to the requirements and restrictions set out in the Company’s Constitution and Singapore Companies Act 1967.  See “Item 3. Key Information—Risk Factors-Grindrod Shipping may not have sufficient distributable profits to pay dividends or otherwise distribute cash or assets to shareholders” and “Item 10. Additional Information—Dividends”.

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

Not applicable

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

We and our applicable subsidiaries will qualify for the Section 883 Exemption if, among other matters, we and our applicable subsidiaries meet the following three requirements:

•	We and each of our applicable subsidiaries are organized in a jurisdiction outside the United States that grants an equivalent exemption from tax to corporations organized in the United States with respect to the types of U.S. Source International Transportation Income that we earn, or an Equivalent Exemption;

•	We and each of our applicable subsidiaries satisfy the Qualified Shareholder Stock Ownership Test (as described below); and

•	We and each of our applicable subsidiaries meet certain substantiation, reporting and other requirements.

We are organized under the laws of Singapore and our applicable subsidiaries are organized under the laws of Singapore, South Africa, the Isle of Man and the Marshall Islands. The U.S. Treasury Department has recognized each of these jurisdictions as a jurisdiction that grants an Equivalent Exemption with respect to the type of U.S. Source International Transportation Income that we or our applicable subsidiaries generally expect to earn. Consequently, our and our applicable subsidiaries’ U.S. Source International Transportation Income should be exempt from U.S. federal income taxation provided we and our applicable subsidiaries meet the Qualified Shareholder Stock Ownership Test and we and our applicable subsidiaries satisfy certain substantiation, reporting and other requirements.

Qualified Shareholder Stock Ownership Test

A non-U.S. corporation will qualify for the Section 883 Exemption if it is able to satisfy the Qualified Shareholder Stock Ownership Test. The Qualified Shareholder Stock Ownership Test generally is satisfied if more than 50% of the value of the outstanding equity interests in the non-U.S. corporation is owned, or treated as owned after applying certain attribution rules, for at least half of the number of days in the taxable year by:

•	individual residents of jurisdictions that grant an Equivalent Exemption;

•	non-U.S. corporations organized in jurisdictions that grant an Equivalent Exemption provided that the equity interests in such non-U.S. corporations are “primarily traded” and “regularly traded” on an established securities market either in the United States or in a jurisdiction outside the United States that grants an Equivalent Exemption and are not considered to be “closely held” under specific rules in the Section 883 Regulations, which we refer to as the “Publicly Traded Test” or

•	certain other qualified persons described in the Section 883 Regulations, or collectively, the Qualified Shareholders.

It is uncertain whether we will qualify for the Section 883 Exemption for any taxable year. We presently expect to be able to satisfy the Qualified Shareholder Stock Ownership Test for any taxable year in which TMI directly or indirectly owns more than 50% of the value of our outstanding equity interests for at least half of the number of days in such taxable year, meets the Publicly Traded Test and provides us with certification of its Qualified Shareholder status. TMI has indicated to us that it presently meets the Publicly Traded Test and has agreed to provide us with certification of its Qualified Shareholder status.
We will also be required to obtain an ownership statement from each intermediary entity between us and TMI.
We expect that each of our applicable subsidiaries that is wholly-owned by us for at least half of the number of days in a taxable year would satisfy the Qualified Shareholder Stock Ownership Test for any taxable year in which we are able to satisfy the Qualified Shareholder Stock Ownership Test.  We do not expect any applicable subsidiary that is not wholly-owned by us to satisfy the Qualified Shareholder Stock Ownership Test for any taxable year, unless a sufficient portion of such subsidiary’s other equity interests were owned by Qualified Shareholders to cause such subsidiary to be more than 50%-owned (by value) by Qualified Shareholders for at least half the number of days in a taxable year and such other Qualified Shareholders were to provide certifications of their Qualified Shareholder status. Given the factual nature of the issues involved and legal and practical uncertainties (including our reliance on TMI’s Qualified Shareholder status, which is outside of our control), we can give no assurances as to our or our applicable subsidiaries’ qualification for the Section 883 Exemption for any taxable year. Furthermore, our board of directors could determine that it is in our best interests to take an action that would result in our and our applicable subsidiaries not being able to qualify for the Section 883 Exemption in the future. Even if we qualify for the Section 883 Exemption for a taxable year, our applicable subsidiaries that are not wholly-owned (by value) by us for at least half of the number of days in such taxable year may not qualify for the Section 883 Exemption. There can be no assurance that we or any of our applicable subsidiaries will qualify for the Section 883 Exemption for any taxable year.

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

Any income we or our subsidiaries earn that is treated as Effectively Connected Income would be subject to U.S. federal corporate income tax (presently imposed at a 21% rate) as well as branch profits tax (presently imposed under Section 884 of the Code at
a 30% rate on effectively connected earnings). In addition, a 30% branch interest tax could be imposed on certain interest paid or deemed paid by us or our subsidiaries.

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

Dividends Tax

For purposes of determining a shareholder’s liability for dividends tax, the definition of a dividend in section 64D of the Income Tax Act includes a foreign dividend paid by a foreign company listed on the JSE, provided that the foreign dividend does not constitute the distribution of an asset in specie. Thus a foreign dividend declared by a company listed on the JSE, will not attract dividends tax if it constitutes the distribution of an asset in specie. Moreover, a foreign dividend received by a SA Tax Resident Shareholder which holds shares in the Company which are registered on the NASDAQ (and does not hold shares registered on the South African administrative depository register) would not be subject to dividends tax in South Africa.

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

Any aggregate capital gain will, if applicable, be reduced by the natural person’s annual exclusion of R40,000 (R300,000 in the year of death) and the relevant percentage of the capital gain (40% for individuals, special trusts and individual policyholder funds, resulting in a maximum effective tax rate of 18%, and 80% for companies, ordinary trusts and other taxable insurance portfolios, resulting in an effective tax rate of 36% for ordinary trusts and 21.6% for companies), will be included in the shareholder’s taxable income. Any aggregate capital loss will, if applicable, be reduced by the natural person’s annual exclusion as above, and the net amount will be carried forward for set off against future capital gains.

The effective capital gains tax rate is determined by multiplying the inclusion rate by the corporate income tax rate (i.e. 27% x 80% =21.6%). It was announced in the 2022 Budget, and confirmed in the Rates and Monetary Amounts and Amendment of Revenue Laws Act No. 19 of 2022 (dated 5 January 2023), that companies with a year end after 31 March 2023 will be subject to a 27% corporate income tax rate. Those with year ends before 31 March 2023, however, will still be subject to a 28% corporate income tax rate until the following year, and their effective capital gains tax rate will be equal to 22.4% (28% x 80% =22.4%).

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

Capital Gains upon Disposition of Ordinary Shares

Under current Singapore tax laws, there is no tax on capital gains. There are no specific laws or regulations which deal with the characterization of whether a gain from the disposal of ordinary shares is income or capital in nature, as it is determined based on the consideration of the facts and circumstances on a case-by-case basis. Gains arising from the disposal of Grindrod Shipping’s ordinary shares may be construed to be of an income nature and subject to Singapore income tax, if these are regarded as shares held on revenue account for trading purposes. However, under Singapore tax laws, any gains derived by a divesting company from its disposal of ordinary shares in an investee company between June 1, 2012 and December 31, 2027 are generally not taxable if immediately prior to the date of the relevant disposal, the divesting company legally and beneficially has held at least 20% of the ordinary shares in the investee company for a continuous period of at least 24 months.

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

Stamp Duty

If Grindrod Shipping’s ordinary shares evidenced in certificated forms are acquired in Singapore, stamp duty is payable on the instrument of their transfer at the rate of 0.2% of the consideration for the transfer or the market value of Grindrod Shipping’s ordinary shares, whichever is higher.

Where an instrument of transfer is executed outside Singapore or no instrument of transfer is executed, no stamp duty is payable on the acquisition of Grindrod Shipping’s ordinary shares. However, stamp duty is payable if the instrument of transfer is executed outside Singapore and is received in Singapore. The stamp duty is borne by the purchaser unless there is an agreement to the contrary. Transfer of scripless shares is generally not subject to Singapore stamp duty.

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

For the years ended December 31, 2022, 2021 and 2020, we paid interest on our outstanding debt at a weighted average interest rate of 8.16%, 3.82% and 3.71%, respectively. A 0.5% increase or decrease in LIBOR would have increased or decreased our interest expense for the years ended December 31, 2022, 2021 and 2020, by $0.3 million, $0.5 million and $1.1 million, respectively.

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

	Impact on profit or loss
(In millions of U.S. dollars)	2022	2021
U.S. dollars	$-	$0.1
South African Rand	(0.2)	(0.5)

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

As of December 31, 2022, there were no outstanding FFA’s. There were 23 outstanding contracts as of December 31, 2021 and no outstanding FFA’s as of December 31, 2020. For the years ended December 31, 2022, 2021 and 2020, we recorded a net gain on outstanding FFAs of $6.8 million, $5.1, and $nil, respectively, in our consolidated financial statements, which resulted from fair value gains.

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

For the years ended December 31, 2022, 2021 and 2020, we recorded a net loss of $0.1 million, a net gain of $0.2 million and a net gain of $0.5 million on bunker swaps, respectively, which resulted from fair value loss or gain, in our consolidated financial statements.

A 10% increase or decrease in the bunker price, would result in a decrease or increase of the hedging reserve for the years ended December 31, 2022, 2021 and 2020, by $0.5 million, $0.8 million and $0.2 million, respectively.

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

None

111

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

The Company’s management, with the participation of its Interim Chief Executive Officer/Chief Financial Officer, conducted an evaluation, pursuant to Rule 13a-15(e) promulgated under the Exchange Act, of the effectiveness of our disclosure controls and procedures as of December 31, 2022. Based on this evaluation, the Interim Chief Executive Officer/Chief Financial Officer concluded that the disclosure controls and procedures were effective as of December 31, 2022. Disclosure controls and procedures means controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

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

B. Management’s Annual Report on Internal Control Over Financial Reporting

In accordance with Rule 13a-15(f) of the Exchange Act, the management of the Company is responsible for the establishment and maintenance of adequate internal controls over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The Company's system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS as issued by the IASB and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposal of the Company's assets that could have a material effect on the financial statements. Management has performed an assessment of the effectiveness of the Company's internal controls over financial reporting as of December 31, 2022, based on the provisions of Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in 2013. Based on our assessment, management determined that the Company's internal controls over financial reporting were effective as of December 31, 2022 based on the criteria in Internal Control - Integrated Framework issued by COSO (2013).

C. Attestation Report of the Independent Registered Public Accounting Firm

This annual report does not include an attestation report of our independent registered public accounting firm related to management’s assessment of internal control over financial reporting as required by Section 404(b) of the Sarbanes-Oxley Act of 2002 because we qualify as an “emerging growth company” under Section 3(a)(80) of the Exchange Act and, as a result, are exempt from the requirements under Section 404(b) of the Sarbanes-Oxley Act of 2002.

D. Changes in Internal Control Over Financial Reporting

During the year ended December 31, 2022, there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Quah Ban Huat is an “audit committee financial expert” as defined in Item 16A of Form 20-F under the Exchange Act. Our board of directors has also determined that Quah Ban Huat satisfies the NASDAQ listed company “independence” requirements. Gordon French will replace Quah Ban Huat as the independent “audit committee financial expert” on March 31, 2023.

114

ITEM 16B.	CODE OF ETHICS

We have adopted a Code of Ethics that applies to all our employees, officers and directors, including our Interim Chief Executive Officer/Chief Financial Officer. Our Code of Ethics is available on our website at www.grinshipping.com. There have been no changes to our Code of Ethics and no waivers granted from a provision of the code to our Interim Chief Executive Officer/Chief Financial Officer.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte & Touche LLP, an affiliate of a member firm of the Deloitte Network, namely Deloitte Network Southeast Asia Ltd, is our independent registered public accounting firm for the audits of the years ended December 31, 2022, 2021 and 2020. The Audit and Risk Committee, or ARC, is responsible for the appointment, compensation and oversight of the work of the independent auditor and is required to pre-approve all auditing services and non-audit services (other than “prohibited non-audit services”) to be provided to Grindrod Shipping by Deloitte & Touche LLP, subject to the de minimis exceptions for non-audit services described in Section 10A(i)(1)(B) of the Exchange Act, which are approved by the ARC prior to the completion of the audit.

Our ARC charter also provides that the ARC may delegate authority to one or more independent members of the ARC to grant pre-approvals of audit and permitted non-audit services; provided that any such pre-approvals shall be presented to the full ARC at its next scheduled meeting. Notwithstanding the foregoing, pre-approval is not necessary for minor non-audit services if: (A) the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of revenues paid by the Company to its External Auditor during the fiscal year in which the non-audit services are provided; (B) such services were not recognized by the Company at the time of the engagement to be non-audit services; and (C) such services are promptly brought to the attention of the ARC and approved prior to the completion of the audit by the ARC or by one or more members of the ARC who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the ARC. The ARC separately pre-approved all engagements and fees paid to our independent auditor that were required under our policy for the fiscal year ended December 31, 2022.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte & Touche LLP (PCAOB ID No.1046) for the years ended December 31, 2022, 2021 and 2020.

	Year Ended December 31,
(In thousands of U.S. dollars)	2022	2021	2020
Audit Fees (1)	1,644.4	1,765.6	1,426.8
Audit-Related Fees (2)	-	65.6	13.0
Tax Fees (3)	13.1	14.2	36.4
Other Fees (4)	1.2	-	16.0
Total Fees	1,658.7	1,845.4	1,492.2

(1)	Includes fees billed or accrued for professional services rendered by the principal accountant, and member firms in their respective network, for the audit or review of our annual financial statements, and those of our consolidated subsidiaries.

(2)	Fees for services reasonably related to the performance of the audit review and include services associated with the Registration Statement for the year ended December 31, 202 1 .

(3)	Consists of fees for professional services rendered during the fiscal year by the principal accountant mainly for tax advice, compliance and assistance with tax audits and appeals.

(4)	Other fees comprise of additional services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements, except for those not required by statute or regulation

116

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On July 14, 2020, our ordinary shareholders passed a resolution authorizing the purchase by us of up to 10% of our outstanding ordinary shares as of the date of the resolution (excluding any ordinary shares held as treasury shares at that date) and on May 20, 2021 and May 26, 2022, our ordinary shareholders passed a resolution on the same terms authorizing the purchase by us of up to 10% of our outstanding ordinary shares as of the date of the resolution (excluding any ordinary shares held as treasury shares at that date) or 1,985,802 ordinary shares. Purchases or acquisitions of our ordinary shares may be made by way of open market purchases on NASDAQ and / or the JSE and at such price or prices as may be determined by the Board from time to time in accordance with the shareholder authorization. There were no acquisitions of ordinary shares during the year ended December 31, 2022, since the granting of these authorities. At our next annual general meeting, we expect to seek approval of the renewal of our share repurchase program on the same terms as currently in effect.

Period	Total number of ordinary shares purchased	Weighted average price per ordinary share (1)	Total Number of Shares Purchased as part of Publicly Announced Plans or Programs	Maximum Number (or Appropriate U.S. Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
January 1 - January 31, 2022	-	-	-	-
February 1 - February 28, 2022	-	-	-	-
March 1 - March 31, 2022	-	-	-	-
April 1 - April 30, 2022	-	-	-	-
May 1 - May 31, 2022	-	-	-	-
June 1 - June 30, 2022	-	-	-	-
July 1 - July 31, 2022	-	-	-	-
August 1 - August 31, 2022	-	-	-	-
September 1 - September 30, 2022	-	-	-	-
October 1 - October 31, 2022	-	-	-	-
November 1 - November 30, 2022	-	-	-	-
December 1 - December 31, 2022	-	-	-	-
Total ordinary shares purchased	-	-	-	-

There were no purchases of our ordinary shares in 2022 by our directors in open market transactions that were not under our publicly announced share repurchase program discussed above. The disclosure below should not be deemed to be an admission that any such directors is an “affiliated purchaser” within the meaning of Rule 10b-18(a)(3) of the Exchange Act.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

The information contained in “Item 6. Directors, Senior Management and Employees—Corporate Governance Practices” in this annual report is incorporated by reference to this Item 16G.

120

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

121

ITEM 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

122

ITEM 17.	FINANCIAL STATEMENTS

Grindrod Shipping has responded to Item 18 in lieu of responding to this item.

123

ITEM 18.	FINANCIAL STATEMENTS

Historical Consolidated Financial Statements

See pages F-1 to F-82 for the financial statements of Grindrod Shipping filed as part of this annual report.

ITEM 19.	EXHIBITS

The following instruments and documents are included as Exhibits to this annual report.

No.	Exhibit
1.1	Constitution of Grindrod Shipping Holdings Ltd.(1)
2.1	Share Purchase Agreement between Grindrod Limited and Grindrod Shipping Holdings Pte. Ltd. in respect of Grindrod Shipping (South Africa) Pty Ltd dated March 23, 2018(2)
2.2	Share Purchase Agreement between Grindrod Limited and Grindrod Shipping Holdings Pte. Ltd. in respect of Grindrod Shipping Pte. Ltd. dated March 23, 2018(2)
2.3	Implementation Agreement between Grindrod Shipping Holdings Pte. Ltd., Grindrod Limited, Grindrod Shipping (South Africa) Pty Ltd and Grindrod Shipping Pte. Ltd. dated March 23, 2018(2)
2.4	Form of Specimen Ordinary Share Certificate (Grindrod Shipping Holdings Ltd.)(3)
2.5	Description of the rights of each class of securities registered under Section 12 of the Exchange Act.(5)
4.1(a)	Transitional Services Agreement between Grindrod Shipping (South Africa) Pty Ltd and Grindrod Limited dated April 23, 2018(3)
4.1(a)(i)	Addendum dated May 19, 2020 to the Transitional Services Agreement between Grindrod Shipping (South Africa) Pty Ltd and Grindrod Limited dated April 23, 2018(5)
4.1(b)	Transitional Services Agreement between Grindrod Shipping Holdings Pte. Ltd. and Grindrod Limited dated April 24, 2018(3)
4.1(b)(i)	Addendum dated May 20, 2020 to the Transitional Services Agreement between Grindrod Shipping Holdings Ltd. and Grindrod Limited dated April 24, 2018(5)
4.2	Form of 2018 Forfeitable Share Plan(1)
4.3(a)	Shareholders’ Agreement between Grindrod Shipping Pte. Ltd., Sankaty European Investments III S.À.R.L., Regiment Capital Ltd and IVS Bulk Pte. Ltd. dated December 11, 2013(2)
4.3(b)	First Amendment to Shareholders’ Agreement between Grindrod Shipping Pte. Ltd., Sankaty European Investments III S.A.R.L., Regiment Capital Ltd and IVS Bulk Pte. Ltd. dated February 4, 2015(2)
4.3(c)	Second Amendment to Shareholders’ Agreement between Grindrod Shipping Pte. Ltd., Sankaty European Investments III S.A.R.L., Regiment Capital Ltd and IVS Bulk Pte. Ltd. dated January 20, 2016(2)
4.3(d)	Third Amendment to Shareholders’ Agreement between Grindrod Shipping Pte. Ltd., Sankaty European Investments III S.A.R.L., Regiment Capital Ltd and IVS Bulk Pte. Ltd. dated April 1, 2016(2)
4.3(e)	Fourth Amendment to Shareholders’ Agreement between Grindrod Shipping Pte. Ltd., Sankaty European Investments III S.A.R.L., Regiment Capital Ltd and IVS Bulk Pte. Ltd. dated April 25, 2016(2)
4.3(f)	Fifth Amendment to Shareholders’ Agreement between Grindrod Shipping Pte. Ltd., Sankaty European Investments III S.A.R.L., Regiment Capital Ltd and IVS Bulk Pte. Ltd. dated July 6, 2016(2)
4.3(g)	Sixth Amendment to Shareholders’ Agreement between Grindrod Shipping Pte. Ltd., Sankaty European Investments III S.A.R.L., Regiment Capital Ltd and IVS Bulk Pte. Ltd. dated October 31, 2016(2)
4.3(h)	Seventh Amendment to Shareholders’ Agreement between Grindrod Shipping Pte. Ltd., Sankaty European Investments III S.A.R.L., Regiment Capital Ltd and IVS Bulk Pte. Ltd. dated January 31, 2019(4)
4.3(i)	Eighth Amendment to Shareholders’ Agreement between Grindrod Shipping Pte. Ltd., Sankaty European Investments III S.A.R.L., Regiment Capital Ltd and IVS Bulk Pte. Ltd. dated March 26, 2019(4)
4.3(j)	Ninth Amendment to Shareholders’ Agreement between Grindrod Shipping Pte. Ltd., Sankaty European Investments III S.A.R.L., Regiment Capital Ltd and IVS Bulk Pte. Ltd. dated June 13, 2019(5)
4.3(k)	Tenth Amendment to Shareholders’ Agreement between Grindrod Shipping Pte. Ltd., Sankaty European Investments III S.A.R.L., Regiment Capital Ltd and IVS Bulk Pte. Ltd. dated September 11, 2019(5)
4.3(l)	Eleventh Amendment to Shareholders’ Agreement between Grindrod Shipping Pte. Ltd., Sankaty European Investments III S.A.R.L., Regiment Capital Ltd and IVS Bulk Pte. Ltd. dated November 25, 2019(5)
4.3(m)	Twelfth Amendment to Shareholders’ Agreement between Grindrod Shipping Pte. Ltd., Sankaty European Investments III S.A.R.L., Regiment Capital Ltd and IVS Bulk Pte. Ltd. dated December 30, 2019(5)
4.4(a)	Shareholders’ Agreement between Grindrod Shipping Pte. Ltd. and Vitol Shipping Singapore Pte. Ltd. dated April 2, 2012(2)
4.4(b)	Addendum to Shareholders’ Agreement between Grindrod Shipping Pte. Ltd. and Vitol Shipping Singapore Pte. Ltd. dated December 2012(2)
4.4(c)	Agreement between Grindrod Shipping Pte. Ltd. and Vitol Shipping Singapore Pte. Ltd. dated August 30, 2018(4)
4.5	Loan Agreement, dated August 26, 2010, between Island View Shipping International Pte. Ltd., Standard Chartered Bank (Singapore Branch) and the banks and financial institutions named therein(1)
4.6	Supplemental Agreement dated December 13, 2011 to the Loan Agreement dated August 26, 2010, between Grindrod Shipping Pte. Ltd., IVS Bulk Owning Pte. Ltd., IVS Bulk Carriers Pte. Ltd, IVS Bulk 603 Pte. Ltd., Standard Chartered Bank (Singapore Branch) and the banks and financial institutions named therein(1)

4.7	Consent and Amendment Letter dated November 30, 2012, between Grindrod Shipping Pte. Ltd., IVS Bulk Owning Pte. Ltd., IVS Bulk Carriers Pte. Ltd, IVS Bulk 603 Pte. Ltd. and Standard Chartered Bank (Singapore Branch) in connection with the Loan Agreement dated August 26, 2010(1)
4.8	Supplemental Agreement No. 2 dated May 31, 2016 to the Loan Agreement dated August 26, 2010, between Grindrod Shipping Pte. Ltd., IVS Bulk Owning Pte. Ltd., IVS Bulk Carriers Pte. Ltd, IVS Bulk 603 Pte. Ltd., IVS Bulk 612 Pte. Ltd. and Standard Chartered Bank (Singapore Branch)(1)
4.9	Third Amendment Letter dated February 10, 2017 between Grindrod Shipping Pte. Ltd., IVS Bulk Owning Pte. Ltd., IVS Bulk Carriers Pte. Ltd, IVS Bulk 603 Pte. Ltd., IVS Bulk 612 Pte. Ltd. and Standard Chartered Bank (Singapore Branch) in connection with the Loan Agreement dated August 26, 2010(1)
4.10	Fourth Amendment Letter dated August 31, 2017 between Grindrod Shipping Pte. Ltd., IVS Bulk Owning Pte. Ltd., IVS Bulk Carriers Pte. Ltd, IVS Bulk 603 Pte. Ltd., IVS Bulk 612 Pte. Ltd. and Standard Chartered Bank (Singapore Branch) in connection with the Loan Agreement dated August 26, 2010(1)
4.11	Loan Agreement, dated July 7, 2011, between Grindrod Shipping Pte. Ltd., Credit Agricole Corporate and Investment Bank, Standard Chartered Bank, Singapore Branch, DVB Group Merchant Bank (Asia) Limited, BNP Paribas, Singapore Branch and the banks and financial institutions named therein(1)
4.12	Supplemental Letter dated August 20, 2013 between Grindrod Shipping Pte. Ltd., IVS Bulk 462 Pte. Ltd., IVS Bulk 511 Pte. Ltd., IVS Bulk 512 Pte. Ltd., Unicorn Ross Pte. Ltd., Unicorn Baltic Pte. Ltd., Unicorn Ionia Pte. Ltd., Unicorn Scotia Pte. Ltd., IVS Bulk 430 Pte. Ltd., Grindrod Shipping Limited and Credit Agricole Corporate and Investment Bank, in connection with the Loan Agreement dated July 7, 2011(1)
4.13	Supplemental Letter dated August 27, 2015 between Grindrod Shipping Pte. Ltd., IVS Bulk 462 Pte. Ltd., IVS Bulk 511 Pte. Ltd., IVS Bulk 512 Pte. Ltd., Unicorn Ross Pte. Ltd., Unicorn Baltic Pte. Ltd., Unicorn Ionia Pte. Ltd., IVS Bulk 430 Pte. Ltd., IVS Bulk 611 Pte. Ltd., Grindrod Limited and Credit Agricole Corporate and Investment Bank, in connection with the Loan Agreement dated July 7, 2011(1)
4.14	Supplemental Letter dated January 12, 2017 between Grindrod Shipping Pte. Ltd., IVS Bulk 462 Pte. Ltd., IVS Bulk 511 Pte. Ltd., IVS Bulk 512 Pte. Ltd., Unicorn Ross Pte. Ltd., Unicorn Baltic Pte. Ltd., Unicorn Ionia Pte. Ltd., IVS Bulk 430 Pte. Ltd., IVS Bulk 611 Pte. Ltd., IVS Bulk 475 Pte. Ltd., Grindrod Limited and Credit Agricole Corporate and Investment Bank, in connection with the Loan Agreement dated July 7, 2011(1)
4.15	$21.0 million Term Loan Facility Agreement, dated March 30, 2017, between Grindrod Shipping Pte. Ltd., Unicorn Atlantic Pte. Ltd., Unicorn Caspian Pte. Ltd., IVS Bulk 609 Pte. Ltd. and Credit Agricole Corporate and Investment Bank(1)
4.16	Letter, dated December 11, 2017 between Grindrod Shipping Pte. Ltd., Unicorn Atlantic Pte. Ltd., Unicorn Caspian Pte. Ltd., IVS Bulk 609 Pte. Ltd. and Credit Agricole Corporate and Investment Bank in connection with the $21.0 million Term Loan Facility Agreement dated March 30, 2017(1)
4.17	Letter, dated March 27, 2018 between Grindrod Shipping Pte. Ltd., Unicorn Atlantic Pte. Ltd., Unicorn Caspian Pte. Ltd., IVS Bulk 609 Pte. Ltd. and Credit Agricole Corporate and Investment Bank in connection with the $21.0 million Term Loan Facility Agreement dated March 30, 2017(1)
4.18	$27.0 million Facility Agreement, dated December 9, 2016, between Grindrod Limited, Grindrod Shipping Pte. Ltd., Grindrod Maritime LLC, DVB Bank SE Singapore Branch and DVB Bank SE(1)
4.18(a)	Amendment No. 1 dated June 18, 2018 to the $27.0 million Facility Agreement, dated December 9, 2016, between Grindrod Limited, Grindrod Shipping Pte. Ltd., Grindrod Maritime LLC, DVB Bank SE Singapore Branch and DVB Bank SE(4)
4.18(b)	Side Letter dated December 7, 2018 to the $27.0 million Facility Agreement, dated December 9, 2016, between Grindrod Limited, Grindrod Shipping Pte. Ltd., Grindrod Maritime LLC, DVB Bank SE Singapore Branch and DVB Bank SE, as amended and restated(5)
4.18(c)	Side Letter No. 2 dated June 28, 2019 to the $27.0 million Facility Agreement, dated December 9, 2016, between Grindrod Limited, Grindrod Shipping Pte. Ltd., Grindrod Maritime LLC, DVB Bank SE Singapore Branch and DVB Bank SE, as amended and restated(5)
4.18(d)	Side Letter No. 3 dated April 16, 2020 to the $27.0 million Facility Agreement, dated December 9, 2016, between Grindrod Limited, Grindrod Shipping Pte. Ltd., Grindrod Maritime LLC, DVB Bank SE Singapore Branch and DVB Bank SE, as amended and restated(5)
4.18(e)	Letter dated June 5, 2020, relating to the $27.0 million Facility Agreement, dated December 9, 2016, between Grindrod Limited, Grindrod Shipping Pte. Ltd., Grindrod Maritime LLC, DVB Bank SE Singapore Branch and DVB Bank SE, as amended and restated(5)
4.19	Form of Non-Executive Director Appointment Letter(1)
4.20	$100.0 million Facility Agreement dated May 8, 2018, between Grindrod Shipping Pte. Ltd., IVS Bulk Carriers Pte. Ltd., IVS Bulk Owning Pte. Ltd., IVS Bulk 462 Pte. Ltd., IVS Bulk 475 Pte. Ltd., Unicorn Atlantic Pte. Ltd., Unicorn Baltic Pte. Ltd., Unicorn Ross Pte. Ltd., Unicorn Ionia Pte. Ltd., IVS Bulk 511 Pte. Ltd., IVS Bulk 603 Pte. Ltd., IVS Bulk 707 Pte. Ltd., Unicorn Caspian Pte. Ltd., IVS Bulk 512 Pte. Ltd., IVS Bulk 609 Pte. Ltd., IVS Bulk 611 Pte. Ltd., IVS Bulk 612 Pte. Ltd., Crédit Agricole Corporate and Investment Bank, DVB Bank SE Singapore Branch, Standard Chartered Bank, Singapore Branch and the banks and financial institutions named therein(3)

4.20(a)	Side Letter dated December 14, 2018 to the $100.0 million Facility Agreement dated May 8, 2018, between Grindrod Shipping Pte. Ltd., Crédit Agricole Corporate and Investment Bank, DVB Bank SE Singapore Branch, Standard Chartered Bank, Singapore Branch and the banks and financial institutions, and guarantors named therein(4)
4.20(b)	Side Letter No. 2 dated June 28, 2019 to the $100.0 million Facility Agreement dated May 8, 2018, between Grindrod Shipping Pte. Ltd., Crédit Agricole Corporate and Investment Bank, DVB Bank SE Singapore Branch, Standard Chartered Bank, Singapore Branch and the banks and financial institutions, and guarantors named therein(5)
4.20(c)	Side Letter No. 3 dated April 16, 2020 to the $100.0 million Facility Agreement dated May 8, 2018, between Grindrod Shipping Pte. Ltd., Crédit Agricole Corporate and Investment Bank, DVB Bank SE Singapore Branch, Standard Chartered Bank, Singapore Branch and the banks and financial institutions, and guarantors named therein(5)
4.20(d)	Letter dated June 5, 2020 relating to the $100.0 million Facility Agreement dated May 8, 2018, between Grindrod Shipping Pte. Ltd., Crédit Agricole Corporate and Investment Bank, DVB Bank SE Singapore Branch, Standard Chartered Bank, Singapore Branch and the banks and financial institutions, and guarantors named therein(5)
4.20(e)	Side Letter No. 4 dated June 30, 2020 to the $100.0 million Facility Agreement dated May 8, 2018, between Grindrod Shipping Pte. Ltd., Crédit Agricole Corporate and Investment Bank, DVB Bank SE Singapore Branch, Standard Chartered Bank, Singapore Branch and the banks and financial institutions, and guarantors named therein(6)
4.20(f)	Side Letter No. 5 dated November 11, 2020 to the $100.0 million Facility Agreement dated May 8, 2018, between Grindrod Shipping Pte. Ltd., Crédit Agricole Corporate and Investment Bank, DVB Bank SE Singapore Branch, Standard Chartered Bank, Singapore Branch and the banks and financial institutions, and guarantors named therein(6)
4.20(g)	Side Letter No. 6 dated December 31, 2020 to the $100.0 million Facility Agreement dated May 8, 2018, between Grindrod Shipping Pte. Ltd., Crédit Agricole Corporate and Investment Bank, DVB Bank SE Singapore Branch, Standard Chartered Bank, Singapore Branch and the banks and financial institutions, and guarantors named therein(6)
4.20(h)	Side Letter No. 7 dated June 7, 2021 to the $100.0 million Facility Agreement dated May 8, 2018, between Grindrod Shipping Pte. Ltd., Crédit Agricole Corporate and Investment Bank and NIBC Bank N.V. and the banks and financial institutions, and guarantors named therein(7)
4.21	$29.9 million Term Loan Facility Agreement dated December 21, 2018 between Grindrod Shipping Holdings Ltd., Unicorn Moon Pte. Ltd., Unicorn Sun Pte. Ltd., NIBC Bank N.V. and the banks and financial institutions named therein(4)
4.21(a)	Side Letter dated June 28, 2019 to the $29.9 million Term Loan Facility Agreement dated December 21, 2018 between Grindrod Shipping Holdings Ltd., Unicorn Moon Pte. Ltd., Unicorn Sun Pte. Ltd., NIBC Bank N.V. and the banks and financial institutions named therein(5)
4.21(b)	Side Letter No. 2 dated May 8, 2020 to the $29.9 million Term Loan Facility Agreement dated December 21, 2018 between Grindrod Shipping Holdings Ltd., Unicorn Moon Pte. Ltd., Unicorn Sun Pte. Ltd., NIBC Bank N.V. and the banks and financial institutions named therein(5)
4.21(c)	Letter dated June 4, 2020 relating to the $29.9 million Term Loan Facility Agreement dated December 21, 2018 between Grindrod Shipping Holdings Ltd., Unicorn Moon Pte. Ltd., Unicorn Sun Pte. Ltd., NIBC Bank N.V. and the banks and financial institutions named therein(5)
4.21(d)	Side Letter No. 3 dated June 30, 2020 to the $29.9 million Term Loan Facility Agreement dated December 21, 2018 between Grindrod Shipping Holdings Ltd., Unicorn Moon Pte. Ltd., Unicorn Sun Pte. Ltd., NIBC Bank N.V. and the banks and financial institutions named therein(6)
4.21(e)	Side Letter No. 4 dated December 30, 2020 to the $29.9 million Term Loan Facility Agreement dated December 21, 2018 between Grindrod Shipping Holdings Ltd., Unicorn Moon Pte. Ltd., Unicorn Sun Pte. Ltd., NIBC Bank N.V. and the banks and financial institutions named therein(6)
4.22	$15.7 million Term Facility Agreement dated July 29, 2019, between IVS Bulk 3720 Pte. Ltd., Grindrod Shipping Holdings Ltd. and The IYO Bank, Ltd., Singapore Branch(5)
4.22(a)	Addendum dated August 27, 2019, to the $15.7 million Term Facility Agreement dated July 29, 2019, between IVS Bulk 3720 Pte. Ltd., Grindrod Shipping Holdings Ltd. and The IYO Bank, Ltd., Singapore Branch(5)
4.23	$15.7 million Term Facility Agreement dated July 29, 2019, between IVS Bulk 3708 Pte. Ltd., Grindrod Shipping Holdings Ltd. and The IYO Bank, Ltd., Singapore Branch(5)
4.23(a)	Addendum dated August 27, 2019, to the $15.7 million Term Facility Agreement dated July 29, 2019, between IVS Bulk 3708 Pte. Ltd., Grindrod Shipping Holdings Ltd. and The IYO Bank, Ltd., Singapore Branch(5)
4.24	$13.1 million Loan Agreement dated January 31, 2020, between IVS Bulk 10824 Pte. Ltd., IVS Bulk Pte. Ltd. and Showa Leasing Co., Ltd.(5)
4.25	$114.1 million Term Loan Facility Agreement dated February 10, 2020, between IVS Bulk Pte. Ltd., Grindrod Shipping Holdings Ltd., IVS Bulk 709 Pte. Ltd., IVS Bulk 5858 Pte. Ltd., IVS Bulk 543 Pte. Ltd., IVS Bulk 5855 Pte. Ltd., IVS Bulk 541 Pte. Ltd., IVS Bulk 545 Pte. Ltd., IVS Bulk 712 Pte. Ltd., IVS Bulk 1345 Pte. Ltd., IVS Bulk 554 Pte. Ltd., IVS Bulk 7297 Pte. Ltd., IVS Bulk 3693 Pte. Ltd., Crédit Agricole Corporate and Investment Bank, Hamburg Commercial Bank AG, and the banks and financial institutions named therein(5)
4.25(a)	Letter dated June 4, 2020 relating to the $114.1 million Term Loan Facility Agreement dated February 10, 2020, between IVS Bulk Pte. Ltd., Grindrod Shipping Holdings Ltd., IVS Bulk 709 Pte. Ltd., IVS Bulk 5858 Pte. Ltd., IVS Bulk 543 Pte. Ltd., IVS Bulk 5855 Pte. Ltd., IVS Bulk 541 Pte. Ltd., IVS Bulk 545 Pte. Ltd., IVS Bulk 712 Pte. Ltd., IVS Bulk 1345 Pte. Ltd., IVS Bulk 554 Pte. Ltd., IVS Bulk 7297 Pte. Ltd., IVS Bulk 3693 Pte. Ltd., Crédit Agricole Corporate and Investment Bank, Hamburg Commercial Bank AG, and the banks and financial institutions named therein(5)

4.25(b)	Supplemental Letter dated June 30, 2020 relating to the $114.1 million Term Loan Facility Agreement dated February 10, 2020, between IVS Bulk Pte. Ltd., Grindrod Shipping Holdings Ltd., IVS Bulk 709 Pte. Ltd., IVS Bulk 5858 Pte. Ltd., IVS Bulk 543 Pte. Ltd., IVS Bulk 5855 Pte. Ltd., IVS Bulk 541 Pte. Ltd., IVS Bulk 545 Pte. Ltd., IVS Bulk 712 Pte. Ltd., IVS Bulk 1345 Pte. Ltd., IVS Bulk 554 Pte. Ltd., IVS Bulk 7297 Pte. Ltd., IVS Bulk 3693 Pte. Ltd., Crédit Agricole Corporate and Investment Bank, Hamburg Commercial Bank AG, and the banks and financial institutions named therein(6)
4.25(c)	Supplemental Letter dated December 29, 2020 relating to the $114.1 million Term Loan Facility Agreement dated February 10, 2020, between IVS Bulk Pte. Ltd., Grindrod Shipping Holdings Ltd., IVS Bulk 709 Pte. Ltd., IVS Bulk 5858 Pte. Ltd., IVS Bulk 543 Pte. Ltd., IVS Bulk 5855 Pte. Ltd., IVS Bulk 541 Pte. Ltd., IVS Bulk 545 Pte. Ltd., IVS Bulk 712 Pte. Ltd., IVS Bulk 1345 Pte. Ltd., IVS Bulk 554 Pte. Ltd., IVS Bulk 7297 Pte. Ltd., IVS Bulk 3693 Pte. Ltd., Crédit Agricole Corporate and Investment Bank, Hamburg Commercial Bank AG, and the banks and financial institutions named therein (6)
4.25(d)	Amendment and Restatement Agreement dated September 10, 2021 relating to the $114.1 million Term Loan Facility Agreement dated February 10, 2020, between IVS Bulk Pte. Ltd., Grindrod Shipping Holdings Ltd., IVS Bulk 709 Pte. Ltd., IVS Bulk 5858 Pte. Ltd., IVS Bulk 543 Pte. Ltd., IVS Bulk 5855 Pte. Ltd., IVS Bulk 541 Pte. Ltd., IVS Bulk 545 Pte. Ltd., IVS Bulk 712 Pte. Ltd., IVS Bulk 1345 Pte. Ltd., IVS Bulk 554 Pte. Ltd., IVS Bulk 7297 Pte. Ltd., IVS Bulk 3693 Pte. Ltd., Crédit Agricole Corporate and Investment Bank, Hamburg Commercial Bank AG, and the banks and financial institutions named therein(7)
4.26	$35.8 million Financing Agreement dated February 13, 2020, between Grindrod Shipping Pte. Ltd., the Lenders from time to time party thereto and Sankaty European Investments III S.A.R.L.(5)
4.26 (a)	Payoff Letter for the $35.8 million Financing Agreement dated February 13, 2020, between Grindrod Shipping Pte. Ltd., the Lenders from time to time party thereto and Sankaty European Investments III S.A.R.L.(7)
4.26 (b)	Deed of Discharge, Release and Reassignment for the $35.8 million Financing Agreement dated February 13, 2020, between Grindrod Shipping Pte. Ltd., the Lenders from time to time party thereto and Sankaty European Investments III S.A.R.L.(7)
4.27	Share Purchase Agreement dated February 14, 2020, between Regiment Capital Ltd. and Grindrod Shipping Pte. Ltd.(5)
4.28	Shareholders’ Agreement dated February 14, 2020, between Sankaty European Investments III S.A.R.L. and Grindrod Shipping Pte. Ltd. in respect of IVS Bulk Pte. Ltd.(5)
4.29	Indemnity Agreement dated February 13, 2020, between Sankaty European Investments III S.A.R.L., Grindrod Shipping Holdings Ltd., IVS Bulk Pte. Ltd. and Grindrod Shipping Pte. Ltd.(5)
4.30	Letter of Undertaking dated February 14, 2020, by Grindrod Shipping Holdings Ltd. to Sankaty European Investments III S.A.R.L.(5)
4.31	Share Purchase Agreement dated July 20, 2021, between Letter of Undertaking dated February 14, 2020, by Grindrod Shipping Holdings Ltd. to Sankaty European Investments III S.A.R.L. and Grindrod Shipping Pte. Ltd.(7)
4.32	Transaction Implementation Agreement, dated October 11, 2022, by and among Taylor Maritime Investments Limited, Good Falkirk (MI) Limited, and Grindrod Shipping Holdings Ltd.(8)
8.1	List of subsidiaries of the registrant
12.1	Certification of Chief Financial Officer and Interim Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Chief Financial Officer and Interim Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, U.S.C. Section 1350
15.2	Consent of Independent Registered Public Accounting Firm
101	The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Statements of Financial Position as of December 31, 2022 and 2021; (ii) Consolidated Statements of Profit or Loss and Other Comprehensive Income for the Years Ended December 31, 2022, 2021 and 2020; (iii) Consolidated Statements of Changes in Equity for the Years ended December 31, 2022, 2021 and 2020; (vi) Consolidated Statements of Cash Flows for the Years Ended December 31, 2022, 2021 and 2020; and (v) Notes to Consolidated Financial Statements for the Years Ended December 31, 2022, 2021 and 2020.

(1)	Incorporated by reference to Amendment No. 1 to the Registrant’s registration statement on form 20-F filed with the Commission on April 6, 2018.

(2)	Incorporated by reference to Amendment No. 2 to the Registrant’s registration statement on form 20-F filed with the Commission on April 30, 2018.

(3)	Incorporated by reference to Amendment No. 3 to the Registrant’s registration statement on form 20-F filed with the Commission on June 5, 2018.

(4)	Incorporated by reference to the Registrant’s 2018 annual report on form 20-F filed with the Commission on April 16, 2019.

(5)	Incorporated by reference to the Registrant’s 2019 annual report on form 20-F files with the Commission on June 5, 2020.

(6)	Incorporated by reference to the Registrant’s 2020 annual report on form 20-F files with the Commission on March 31, 2021.

(7)	Incorporated by reference to the Registrant’s 2021 annual report on form 20-F files with the Commission on March 25, 2022.

(8)	Incorporated by reference to Exhibit 99.3 to the Form 6-K furnished by Grindrod Shipping Holdings Ltd. on October 12, 2022.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GRINDROD SHIPPING HOLDINGS LTD.

/s/ Stephen Griffiths
Name	Stephen Griffiths
Title:	Chief Financial Officer
Date:	March 23, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS AND THE BOARD OF DIRECTORS OF
GRINDROD SHIPPING HOLDINGS LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Grindrod Shipping Holdings Ltd. and its subsidiaries (the “Group”) as of 31 December 2022 and 2021, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the three years in the period ended 31 December 2022 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material aspects, the financial position of the Group as of 31 December 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

23 March 2023

We have served as the Group’s auditor since 2017.

GRINDROD SHIPPING HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As at 31 December

		2022	2021
	Notes	US$’000	US$’000
ASSETS
Current assets
Cash and bank balances	6	52,228	107,118
Trade receivables	7	11,290	8,973
Contract assets	8	1,313	3,686
Other receivables and prepayments	9	25,066	22,424
Loans to joint ventures	10	-	10
Derivative financial instruments	11	51	5,370
Inventories	12	15,278	13,909
Total current assets		105,226	161,490

Non-current assets
Restricted cash	6	4,342	6,649
Ships, property, plant and equipment	13	407,552	437,479
Right-of-use assets	14	26,039	32,467
Interest in joint ventures	16	8	13
Derivative financial instruments	11	-	611
Intangible assets	17	186	227
Other receivables and prepayments	9	860	380
Other investments	19	3,714	3,730
Deferred tax assets	20	1,304	2,123
Total non-current assets		444,005	483,679
Total assets		549,231	645,169

LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	21	29,599	33,874
Contract liabilities	22	4,369	8,441
Due to joint ventures		43	-
Lease liabilities	24	22,058	27,375
Bank loans and other borrowings	25	33,330	28,020
Retirement benefit obligation	27	125	124
Derivative financial instruments	11	138	704
Provisions	26	592	1,019
Income tax payable		423	786
Total current liabilities		90,677	100,343

Non-current liabilities
Trade and other payables	21	140	160
Lease liabilities	24	4,055	5,896
Bank loans and other borrowings	25	165,638	217,646
Retirement benefit obligation	27	1,272	1,489
Total non-current liabilities		171,105	225,191

Capital and reserves
Share capital	28	320,683	320,683
Other equity and reserves	29	(24,686)	(24,068)
Accumulated (losses) profit		(8,548)	23,020
Total equity		287,449	319,635
Total equity and liabilities		549,231	645,169

See accompanying notes to consolidated financial statements.

GRINDROD SHIPPING HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS
Year ended 31 December

		2022	2021	2020
	Notes	US$’000	US$’000	US$’000

Continuing operations
Revenue	30	460,460	455,839	210,682
Cost of sales
Voyage expenses		(91,104)	(96,964)	(81,840)
Vessel operating costs		(46,901)	(43,958)	(37,968)
Charter hire costs		(58,926)	(75,381)	(34,369)
Depreciation of ships, drydocking and plant and equipment– owned assets	35	(30,498)	(25,866)	(22,003)
Depreciation of ships and ship equipment – right-of-use assets	35	(35,676)	(34,898)	(24,674)
Other expenses		(696)	(1,875)	(398)
Cost of ship sale		(29,897)	-	(5,375)
Gross profit		166,762	176,897	4,055
Other operating income (expense)	32	341	3,849	(293)
Administrative expense		(48,069)	(36,089)	(21,435)
Share of losses of joint ventures	16	(5)	(31)	(2,476)
Interest income	33	2,228	201	467
Interest expense	34	(17,133)	(12,298)	(15,106)
Profit (loss) before taxation	35	104,124	132,529	(34,788)
Income tax (expense) benefit	36	(757)	118	(189)
Profit (loss) for the year from continuing operations		103,367	132,647	(34,977)

Discontinued operation
Loss for the year from discontinued operation	37	-	(3,165)	(6,123)
Profit (loss) for the year		103,367	129,482	(41,100)

Profit (loss) for the year attributable to:
Owners of the Company		103,367	118,925	(38,795)
Continuing operations		103,367	122,090	(32,672)
Discontinued operation		-	(3,165)	(6,123)
Non-controlling interests	42	-	10,557	(2,305)
		103,367	129,482	(41,100)

Earnings (loss) per share attributable to the owners of the Company		US$	US$	US$
From continuing and discontinued operation
Basic	40	5.45	6.21	(2.05)
Diluted	40	5.45	5.94	(2.05)

From continuing operations
Basic	40	5.45	6.38	(1.72)
Diluted	40	5.45	6.10	(1.72)

See accompanying notes to consolidated financial statements

GRINDROD SHIPPING HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
Year ended 31 December

		2022	2021	2020
	Notes	US$’000	US$’000	US$’000

Profit (Loss) for the year		103,367	129,482	(41,100)

Items that will not be reclassified subsequently to profit or loss
Remeasurement of defined benefit obligation		111	60	39
Remeasurement of other investment		(207)	835	-
		(96)	895	39
Items that may be reclassified subsequently to profit or loss
Exchange differences arising from translation of foreign operations		(917)	(1,034)	(6,227)
Net fair value (loss) gain on hedging instruments designated as cash flow hedges		(6,794)	4,999	285
		(7,711)	3,965	(5,942)

Other comprehensive (loss) income for the year, net of income tax		(7,807)	4,860	(5,903)

Total comprehensive income (loss) for the year		95,560	134,342	(47,003)

Total comprehensive income (loss) for the year attributable to:
Owners of the Company		95,560	123,785	(44,698)
Continuing operations		95,560	127,068	(38,063)
Discontinued operation		-	(3,283)	(6,635)
Non-controlling interests		-	10,557	(2,305)
		95,560	134,342	(47,003)

See accompanying notes to consolidated financial statements

GRINDROD SHIPPING HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the year ended 31 December

	Equity attributable to equity holders of the company
		Other equity and reserves
	Share capital	Treasury shares	Share compensation reserve	Hedging reserve	Translation reserve	Merger reserve	Accumulated (losses) profit	Attributable to owners of the company	Non-controlling interest	Total equity
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Balance at 1 January 2020	320,683	(1,993)	4,520	173	(2,522)	(18,354)	(50,569)	251,938	-	251,938
Loss for the year	-	-	-	-	-	-	(38,795)	(38,795)	(2,305)	(41,100)
Other comprehensive loss for the year, net of income tax	-	-	-	285	(6,227)	-	39	(5,903)	-	(5,903)
Total comprehensive loss for the year	-	-	-	285	(6,227)	-	(38,756)	(44,698)	(2,305)	(47,003)

Equity-settled share-based payments (Note 29)	-	-	1,847	-	-	-	-	1,847	-	1,847
Treasury shares reissued to employees under the Forfeitable Share Plan (Note 29)	-	1,606	(2,413)	-	-	-	807	-	-	-
Transfer of pension fund surplus (Note 19)	-	-	-	-	-	-	3,150	3,150		3,150
Non-controlling interest on acquisition of a subsidiary (Note 39)	-	-	-	-	-	-	-	-	44,087	44,087
Transaction with owners, recognised directly in equity	-	1,606	(566)	-	-	-	3,957	4,997	44,087	49,084

Balance at 31 December 2020	320,683	(387)	3,954	458	(8,749)	(18,354)	(85,368)	212,237	41,782	254,019

Profit for the year	-	-	-	-	-	-	118,925	118,925	10,557	129,482
Other comprehensive income for the year, net of income tax	-	-	-	4,999	(1,034)	-	895	4,860	-	4,860
Total comprehensive income for the year	-	-	-	4,999	(1,034)	-	119,820	123,785	10,557	134,342

Dividends (Note 41)	-	-	-	-	-	-	(13,546)	(13,546)	-	(13,546)
Equity-settled share-based payments (Note 29)	-	-	3,330	-	-	-	-	3,330	-	3,330
Treasury shares reissued to employees under the Forfeitable Share Plan	-	393	(2,507)	-	-	-	2,114	-	-	-
Acquisition of treasury shares	-	(11,876)	-	-	-	-	-	(11,876)	-	(11,876)
Acquisition of non-controlling interest (Note 39)	-	-	-	-	-	5,705	-	5,705	(52,339)	(46,634)
Transaction with owners, recognised directly in equity	-	(11,483)	823	-	-	5,705	(11,432)	(16,387)	(52,339)	(68,726)

Balance at 31 December 2021	320,683	(11,870)	4,777	5,457	(9,783)	(12,649)	23,020	319,635	-	319,635

Profit for the year	-	-	-	-	-	-	103,367	103,367	-	103,367
Other comprehensive loss for the year, net of income tax	-	-	-	(6,794)	(917)	-	(96)	(7,807)	-	(7,807)
Total comprehensive income for the year	-	-	-	(6,794)	(917)	-	103,271	95,560	-	95,560

Dividends (Note 41)	-	-	-	-	-	-	(135,877)	(135,877)	-	(135,877)
Equity-settled share-based payments (Note 29)	-	-	8,134	-	-	-	-	8,134	-	8,134
Treasury shares reissued to Offeror under the TMI Offer (Note 28)	-	11,870	(12,911)	-	-	-	1,038	(3)	-	(3)
Transaction with owners, recognised directly in equity	-	11,870	(4,777)	-	-	-	(134,839)	(127,746)	-	(127,746)

Balance at 31 December 2022	320,683	-	-	(1,337)	(10,700)	(12,649)	(8,548)	287,449	-	287,449

See accompanying notes to consolidated financial statements

GRINDROD SHIPPING HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the year ended 31 December

	2022	2021	2020
	US$’000	US$’000	US$’000
Operating activities
Profit (loss) for the year	103,367	129,482	(41,100)
Adjustments for:
Share of losses of joint ventures	5	31	945
(Gain) Loss on ship sales	(84)	1,115	788
Loss on disposal of business	-	26	-
Gain on disposal of plant and equipment, furniture and fittings and motor vehicles	(36)	(14)	-
Gain on disposal of right-of-use assets	-	(104)	-
Depreciation and amortisation	67,275	61,953	51,549
(Reversal of) impairment loss recognised on ships	(1,707)	(3,557)	16,282
Impairment loss recognised (reversed) on right-of-use assets	985	(1,046)	-
Impairment loss recognised on goodwill and intangibles	-	965	-
Impairment loss (reversed) recognised on financial assets	(45)	681	1,823
Impairment loss recognised on net disposal group	-	2,551	576
Impairment loss recognised on plant and equipment	-	1	138
Provision for onerous contracts (reversed) recognised	(427)	939	(325)
Recognition of share-based payments expenses	8,134	3,330	1,847
Net foreign exchange gain	(171)	(744)	(5,157)
Interest expense	17,133	12,947	16,938
Interest income	(2,228)	(236)	(565)
Income tax expense (benefit)	757	(2,831)	723
Components of defined benefit costs recognised in profit or loss	159	177	152
Operating cash flows before movements in working capital and ships	193,117	205,666	44,614
Inventories	(1,371)	(5,089)	4,019
Trade receivables, other receivables and prepayments	(5,556)	(5,361)	5,594
Contract assets	2,373	(2,786)	2,943
Trade and other payables	(5,515)	6,729	(4,085)
Contract liabilities	(4,072)	3,347	1,014
Due to related parties	49	233	-
Due from related parties	-	-	(398)
Operating cash flows before movement in ships	179,025	202,739	53,701
Capital expenditure on ships	(9,306)	(33,455)	(9,021)
Proceeds from ship sales	29,509	47,819	40,366
Net cash generated from operations	199,228	217,103	85,046
Interest paid	(14,553)	(11,623)	(14,950)
Interest received	1,786	236	725
Income tax paid	(432)	(864)	(437)
Net cash flows generated from operating activities	186,029	204,852	70,384

Investing activities
Repayment to related parties	-	-	(2,060)
Repayment of loans and amount due from joint venture	39	788	5,127
Purchase of plant and equipment	(113)	(49)	(67)
Purchase of intangible assets	(126)	(6)	(352)
Proceeds from disposal of plant and equipment	298	21	-
Proceeds from disposal of businesses	-	68	-
Dividends and distributions received from a joint venture	-	184	3,106
Cash transferred in from disposal group (Note 38)	-	60	-
Payment for acquisition of subsidiary, net of cash acquired (Note 39)	-	-	(28,313)
Net cash generated from (used in) investing activities	98	1,066	(22,559)

F- 7

GRINDROD SHIPPING
HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(cont’d)
For the year ended 31 December

	2022	2021	2020
	US$’000	US$’000	US$’000
Financing activities (Note A)
Long-term interest-bearing debt raised	-	48,031	60,718
Payment of principal portion of long-term interest-bearing debt	(49,850)	(82,110)	(74,908)
Principal repayments on lease liabilities	(56,930)	(36,040)	(27,948)
Acquisition of non-controlling interest (Note 39)	-	(46,634)	-
Acquisition of treasury shares	-	(11,876)	-
Dividends paid	(135,877)	(13,546)	-
Restricted cash	(485)	3,099	155
Net cash flows used in financing activities	(243,142)	(139,076)	(41,983)

Net (decrease) increase in cash and cash equivalents	(57,015)	66,842	5,842
Cash and cash equivalents at the beginning of the period (Note 6)	104,243	37,942	32,527
Effect of exchange rate changes on the balance of cash held in foreign currencies	(667)	(541)	(427)
Cash and cash equivalents at the end of the period (Note 6)	46,561	104,243	37,942

Note A:
Reconciliation of liabilities arising from financing activities

The table below details changes in the
Group's
liabilities arising from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be, classified in the
Group's
consolidated statement of cash flows as cash flows from financing activities.

	Bank loans and other borrowings	Due (from) to joint venture and related parties	Lease liabilities
	(Note 25)	(Note 10)	(Note 24)
	US$’000	US$’000	US$’000

Balance at 1 January 2021	278,432	1	51,244
Financing cash flows (i)	(34,079)	-	(36,040)
Other changes (ii)	1,313	(1)	18,067
Balance at 31 December 2021	245,666	-	33,271
Financing cash flows (i)	(49,850)	-	(56,930)
Other changes (ii)	3,152	-	49,772
Balance at 31 December 2022	198,968	-	26,113

(i) The cash flows make up the net amount of proceeds from borrowings and repayments of borrowings in the statement of cash flows.
(ii)
Other changes for bank loan relate
s
to interest accruals and payments. Other changes for
due to (from)
joint venture and
related parties relates to
interest accruals
, payments and net foreign exchange differences
.
Other changes for lease liabilities relate to new lease arrangements entered, existing lease contracts terminated and net foreign exchange differences.

See accompanying notes to consolidated financial statements.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1	GENERAL

General information

Grindrod Shipping Holdings Ltd. (the “Company”)
is incorporated in Singapore with its principal place of business and registered office at #03-01 Southpoint, 200 Cantonment Road, Singapore 089763. The principal activities of the Group are ship chartering, operating and sales of vessels. Information of the entities within the Group is contained in Note 15.

On October 12, 2022, we announced that we had entered into a Transaction Implementation Agreement (“TIA”), dated as of October 11, 2022, between the Company,
Taylor Maritime Investments Limited (“TMI”)
and Good Falkirk (MI) Limited, a wholly-owned subsidiary of TMI
(the
“
Offeror
”
)
, providing for a voluntary conditional cash offer
(the
“
TMI Offer
”
)
to be made by the Offeror for all of the issued ordinary shares in the capital of the Company. All shares that were validly tendered were accepted for payment, following which TMI owned approximately 73.78% of the shares of the Company. A subsequent offer period began immediately thereafter and expired on December 19, 2022. On expiration of the subsequent offer period, TMI held approximately 83.23% of the outstanding shares of the Company.

The Group completed the plan to discontinue the tanker business during December 2021 and has presented the tanker business as a discontinued operation. The Group is now focused on the drybulk business which is presented as the continuing operations. Prior period figures have been reclassified for the presentation of the tanker business as a discontinued operation which is explained in more detail in Note 37.

The COVID-19 pandemic and the Russian invasion of Ukraine have caused severe disruptions in the supply chain and industrial production These events may continue to cause trade disruptions.  As a result of the spread of the pandemic, the Group has incurred some additional crewing expenses arising from crew travel, COVID-19 testing and procurement of personal protection equipment which is included in our vessel operating costs in our consolidated
statements of profit or loss for the years ended 31 December 2022, 2021 and 2020. Additionally, the Group experienced some delays in drydocking and installations of ballast water treatment systems, operations and crew changes due to quarantine regulations and COVID-19 testing and the resulting off-hire days. Although the disruption from COVID-19 and Russia’s invasion of Ukraine may only be temporary, given the dynamic nature of these circumstances, the duration of business disruption and the related financial impact cannot be reasonably estimated at this time but could materially affect our business, results of operations
and
financial condition.

The consolidated financial statements of the Group for the year ended 31 December 2022 were authorised for issue by the Board of Directors on 23 March 2023.

F- 9

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

From 1 January 2022, the Group has applied a number of amendments to IFRSs issued by the IASB that are mandatorily effective for an accounting period that begins on or after 1 January 2022. Their adoption has not had any material impact on the disclosures or on the amounts reported in these financial statements.

Amendments to IFRS 3 Reference to the Conceptual Framework

The Group has adopted the amendments to IFRS 3
Business Combinations
for the first time in the current year. The amendments update IFRS 3 so that it refers to the 2018 Conceptual Framework instead of the 1989 Framework. They also add to IFRS 3 a requirement that, for obligations within the scope of IAS
37 Provisions, Contingent Liabilities and Contingent Assets
, an acquirer applies IAS 37 to determine whether at the acquisition date a present obligation exists as a result of past events. For a levy that would be within the scope of IFRIC 21
Levies
, the acquirer applies IFRIC 21 to determine whether the obligating event that gives rise to a liability to pay the levy has occurred by the acquisition date.

Amendments to IAS 16 Property, Plant and Equipment – Proceeds before intended use

The Group has adopted the amendments to IAS 16
Property, Plant and Equipment
for the
first
time in the current year.
The amendments prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced before that asset is available for use,
i.e. proceeds while bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Consequently, an entity recognises such sales proceeds and related costs in profit or loss. The entity measures the cost of those items in accordance with IAS 2 Inventories. The amendments also clarify the meaning of 'testing whether an asset is functioning properly'. IAS 16 now specifies this as assessing whether the technical and physical performance of the asset is such that it is capable of being used in the production or supply of goods or services, for rental to others, or for administrative purposes. If not presented separately in the statement of comprehensive income (loss),
the financial statements shall disclose the amounts of proceeds and cost included in profit or loss that relate to items produced that are not an output of the entity’s ordinary activities, and which line item(s) in the statement of comprehensive income (loss),
include(s) such proceeds and cost.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Amendments to IAS 38 Onerous Contracts – Cost of Fulfilling a Contract

The Group has adopted the amendments to IAS 37 for the first time in the current year. The amendments specify that the cost of fulfilling a contract comprises the costs that relate directly to the contract. Costs that relate directly to a contract consist of both the incremental costs of fulfilling that contract (examples would be direct labour or materials) and an allocation of other costs that relate directly to fulfilling contracts (an example would be the allocation of the depreciation charge for an item of property, plant and equipment used in fulfilling the contract). The Group has adopted the amendments included in the
Annual Improvements to IFRS Accounting Standards 2018-2020 Cycle
for the first time in the current year. The Annual Improvements include amendments to four standards.

IFRS 9 Financial Instruments

The amendment clarifies that in applying the '10 per cent' test to assess whether to derecognise a financial liability, an entity includes only fees paid or received between the entity (the borrower) and the lender, including fees paid or received by either the entity or the lender on the other’s behalf.

IFRS 16 Leases

The amendment removes the illustration of the reimbursement of leasehold improvements.

2.4 New and revised IFRSs in issue but not yet effective

The Group has not applied the following new and revised IFRSs that are relevant to the Group that were issued but are not yet effective:

Amendments to IAS 1	Classification of liabilities as Current or Non-current
Amendments to IAS 1 and IFRS Practice Statement 2	Disclosure of Accounting Policies
Amendments to IAS 8	Definition of Accounting Estimates
Amendments to IAS 12	Deferred Tax related to assets and liabilities arising from a Single Transaction

The directors do not expect that the adoption of the Standards listed above will have a material impact on the financial statements of the Group in future periods, except if indicated below.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Amendments to IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures – Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

The amendments to IFRS 10 and IAS 28 deal with situations where there is a sale or contribution of assets between an investor and its associate or joint venture. Specifically, the amendments state that gains or losses resulting from the loss of control of a subsidiary that does not contain a business in a transaction with an associate or a joint venture that is accounted for using the equity method, are recognised in the parent’s profit or loss only to the extent of the unrelated investors’ interests in that associate or joint venture. Similarly, gains and losses resulting from the remeasurement of investments retained in any former subsidiary (that has become an associate or a joint venture that is accounted for using the equity method) to fair value are recognised in the former parent’s profit or loss only to the extent of the unrelated investors’ interests in the new associate or joint venture. The effective date of the amendments has yet to be set by the IASB; however, earlier application of the amendments are permitted. The directors of the Group anticipate that the application of these amendments may have an impact on the Group's consolidated financial statements in future periods should such transactions arise.

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
income (loss)
(OCI) are attributed to the owners of the Group and to the non-controlling interests. Total comprehensive income (loss)
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

When the Group loses control of a subsidiary, the gain or loss on disposal recognised in profit or loss is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), less liabilities of the subsidiary and any non-controlling interests. All amounts previously recognised in other comprehensive income (loss)
in relation to that subsidiary are accounted for as if the Group had directly disposed of the related assets or liabilities of the subsidiary (i.e. reclassified to profit or loss or transferred to another category of equity as required/permitted by applicable IFRS Standards). The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under IFRS 9 when applicable, or the cost on initial recognition of an investment in an associate or a joint venture.

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
IFRS 9

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
income (loss)
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

Financial liabilities and equity instruments

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

Note 11 contains details of the fair values of the derivative instruments used for hedging purposes. Movements in the hedging reserve in equity are also detailed in the statements of comprehensive income (loss)
(“OCI”).

F- 18

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

F- 19

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

A discontinued operation is a component of the Group that has been disposed of or is classified as held-for-sale and that represents a separate major line of business and is part of a single co-ordinated plan to dispose of such a line of business. The results of discontinued operation are presented separately in the consolidated statement of profit and loss.

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

Management fees

The Group also generates revenue from the management and operation of vessels owned by third parties and by equity-
accounted investees as well as providing corporate management services to such entities. The performance obligations within these contracts will typically consist of crewing, technical management, insurance and potentially commercial management. The performance obligations are satisfied concurrently and consecutively rendered over the duration of the management contract, as measured using the time that has elapsed from commencement of performance. Consideration for such contracts will generally consist of a fixed monthly management fee, plus the reimbursement of crewing and other costs for vessels being managed. Management fees are typically invoiced monthly.

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

Actuarial surpluses are brought to account in the annual financial statements only when it is clear that economic benefits will be available to the Group. These surpluses are recognised immediately in the statement of financial position with a charge or credit to the statement of comprehensive income (loss)
in the period in which they occur.

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

Defined benefit costs are categorised as follows:
•	service cost (including current service cost, past service cost, as well as gains and losses on curtailments and settlements);
•	net interest expense or income; and
•	remeasurement

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

The unavoidable costs under a contract reflect the least net cost of exiting from the contract, which is the lower of the cost of fulfilling it and any compensation or penalties arising from failure to fulfil it. The cost of fulfilling a contract comprises the costs that relate directly to the contract which include both the incremental costs of fulfilling that contract and an allocation of other costs that relate  directly to fulfilling contracts. Before a separate provision for an onerous contract is established, the Group recognises any impairment loss that has occurred on assets used in fulfilling the contract.

F- 28

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

F- 29

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

$52,621,000 (2021: $64,533,000) have not been included in the lease liability
because it is not reasonably certain that the leases will be extended.

If a significant event or a significant change in circumstances occurs which affects this assessment and that is within the control
of the
lessee
, the above assessment will be reviewed further. The Group exercised options to extend lease term of charters on two supramax vessels
.

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

Vessels and depreciation

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

Impairment and reversals of impairment of Vessels (including owned and right-of-use)

Management also reviews the ships (owned and right-of-use) for impairment whenever there is an indication that the carrying amount of the ships may not be recoverable.  Management measures the recoverability of an asset by comparing its carrying amount against its recoverable amount.  Recoverable amount is the higher of the fair value less cost to sell and value in use. Management identifies an appropriate valuation technique to estimate the fair value that is in accordance with IFRS 13
Fair Value Measurement
. The selection of technique requires judgment and takes into account the reliability of the valuation technique and the reliability of the inputs used. If the ship is considered to be impaired, an impairment loss is recognised to an amount to the excess of the carrying value of the asset over its recoverable amount. Where an impairment loss subsequently reverses, the reversal of an impairment loss does not exceed the carrying amount that would have been determined (net of amortisation or depreciation) had no impairment loss been recognised for the asset in prior years.

Value in use is the future cash flows that the ships are expected to generate from charter hire of the ships and the expected running costs thereof over their remaining useful lives, with a cash inflow in the final year equal to the residual value of the ships. Management determined the value-in-use based on past performance of the ships and their expectations of the market development. The future cash flows are determined based on the combination of the following assumptions:

1)	Forecast earnings are based on internal estimates having considered: fixed future earnings from existing contracts of affreightment and charter contracts, allowing for dry dock and commercial off hire days, internal forecasts, as well as third party information and historical earnings averages.

2)	Pre-tax discount rate of 8.56% (2021: 7.50%) rate is used to discount future cash flows from deployment of the ships to their net present values.

3)	Vessel operating expenses and drydock costs are based on management’s best estimates.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3	CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY (cont’d)

Accordingly, based on the carrying amounts of the right-of-use ships as at end of each reporting period the Group has recognised an impairment loss of US$985,000 for the year ended 31 December 2022 (2021: US$1,046,000 reversal of impairment and 2020: US
$16,282,000
) in profit or loss in the line item ‘Other operating (expense) income’ following the weaker spot market earnings when compared to the charter-in rate of a single drybulk vessel that was chartered-in at the height of the market. On the other hand, based on the carrying amount of the owned ships as at end of each reporting period the Group has recognised a reversal of impairment of US$1,707,000 for the year ended 31 December 2022 (2021: US$3,557,000 and 2020: US$Nil) recorded in profit or loss in the line item ‘Other operating (expense) income’ following the decision to sell an older Handysize vessel at value higher than book value.

As at 31 December 2022 and 2021, a possible change to the following estimate used in management’s assessment will result in the recoverable amount to be below the total carrying amount of the owned and right-of-use ships (on the basis that each of the other key assumptions remain unchanged):

Drybulk Carriers

•	0.0% to 22.57% decrease to the charter rate (2021: 0.0% to 20.83% decrease to the charter rate); or
•	0.0% to 82.30% increase to the discount rate (2021: 0.0% to 66.57%% increase to the discount rate).

Based on the key assumptions and taking into account the sensitivity analysis above, management has determined that the estimated recoverable amount of the ships are appropriate.

The recoverable amounts of ships classified as inventories were determined based on estimated selling price less cost to sell, which were determined based on the market comparable approach that reflects recent transaction prices for similar ships, with similar age and specifications. The carrying amounts of the ships are disclosed in Notes 13 and 14.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4	FINANCIAL INSTRUMENTS, FINANCIAL RISKS AND CAPITAL MANAGEMENT

(i)	Categories of financial instruments

	2022	2021
	US$’000	US$’000
Financial assets
Financial assets at amortised cost	88,127	143,058
Derivative instruments designated in hedge accounting relationship	51	5,981
	88,178	149,039

Financial liabilities
Financial liabilities at amortised cost	254,863	312,696
Derivative instruments designated in hedge accounting relationships	138	704
	255,001	313,400

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

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Group. As at 31 December 2022 and 31 December 2021, the Group’s maximum exposure to credit risk without taking into account any collateral held or other credit enhancements, which will cause a financial loss to the Group due to failure to discharge an obligation by the counterparties and financial guarantees provided by the Group arises from:

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

The tables below detail the credit quality of the Group’s financial assets and other items, as well as maximum exposure to credit risk by credit risk rating grades:

	Note	Internal credit rating	12-month or lifetime ECL	Gross carrying amount	Loss allowance	Net carrying amount
31 December 2022				US$’000	US$’000	US$’000

Trade receivables	7	(i)	Lifetime ECL (Simplified approach)	11,950	(660)	11,290
Contract assets	8	(i)	Lifetime ECL (Simplified approach)	1,313	-	1,313
Other receivables	9	Performing	12-month ECL	20,980	-	20,980
				34,243	(660)	33,583

	Note	Internal credit rating	12-month or lifetime ECL	Gross carrying amount	Loss allowance	Net carrying amount
31 December 2021				US$’000	US$’000	US$’000

Trade receivables	7	(i)	Lifetime ECL (Simplified approach)	9,657	(684)	8,973
Contract assets	8	(i)	Lifetime ECL (Simplified approach)	3,686	-	3,686
Other receivables	9	Performing	12-month ECL	20,308	-	20,308
Loans to joint ventures	10	Doubtful	Lifetime ECL	10	-	10
				33,661	(684)	32,977

(i)	For trade receivables and contract assets, the Group has applied the simplified approach in IFRS 9 to measure the loss allowance at lifetime ECL. The Group determines the ECL on these items by using a provision matrix, estimated based on historical credit loss experience based on the past due status of the debtors, adjusted as appropriate to reflect current conditions and estimates of future economic conditions. Accordingly, the credit risk profile of these assets is presented based on their past due status in terms of the provision matrix.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4	FINANCIAL INSTRUMENTS, FINANCIAL RISKS AND CAPITAL MANAGEMENT (cont’d)

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

The Group’s bank loans and other borrowings were originally advanced at a floating rate based on LIBOR which has been subject to international and regulatory proposals for reform. LIBOR will continue to be quoted until 30 June 2023 and thereafter, the Secured Overnight Financing Rate, or SOFR, has been recommended as an alternative to LIBOR.  Certain of the Group’s bank loans will mature before LIBOR is due to be discontinued and do not require amendment. Management is discussing the transition for the longer term bank loans and other borrowings with the lenders as the discontinuation of LIBOR may materially adversely affect market rates of interest. The Group does not currently have any interest rate hedging instruments.

Interest rate sensitivity

The sensitivity analyses below have been determined based on the exposure to interest rates for both derivatives and non-derivative instruments at the end of the reporting period and the stipulated change taking place at the beginning of the financial year and held constant throughout the reporting period in the case of instruments that have floating rates.  A 50 basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates. As a result of reduced economic growth expectations, interest rates in 2021 have steadily increased with an opening LIBOR rate of 0.1% in January 2022 to a closing rate of 4.7% in December 2022.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4	FINANCIAL INSTRUMENTS, FINANCIAL RISKS AND CAPITAL MANAGEMENT (cont’d)

If interest rates had been 50 basis points higher or lower and all other variables were held constant, the Group’s profit (loss) for the year ended 31 December 2022 would decrease/increase by US$997,000 (2021: Profit would increase/decrease by US$536,000 and 2020: Loss would increase/decrease by US$1,103,000).  This is mainly attributable to the Group’s exposure to interest rates on its variable rate bank loans.

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

At the end of the reporting period, the significant carrying amounts of monetary liabilities and monetary assets denominated in currencies other than the respective Group entities’ functional currencies are as follows:

	Liabilities		Assets
	2022	2021	2022	2021
	US$’000	US$’000	US$’000	US$’000
United States dollars	(554)	(564)	584	1,099
South African rands	(1,629)	(4,877)	-	-

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
by:

	Impact on profit or loss
	2022	2021
	US$’000	US$’000
United States dollars	3	54
South African rands	(163)	(488)

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4	FINANCIAL INSTRUMENTS, FINANCIAL RISKS AND CAPITAL MANAGEMENT (cont’d)

(d)	Liquidity risk management

Liquidity risk refers to the risk that the Group is unable to pay its creditors due to insufficient funds.  The Group maintains and monitors a level of cash deemed adequate by management at all times to finance its obligations as and when they fall due.

The shipping environment has been challenging and volatile over the last several years due to an oversupply of vessels allied to a lower growth rate of the world economy. While there was a rebound in charter rates in 2021 and 2022, charter rates are projected to reduce for 2023. This projected market deterioration could result in unfavourable market conditions and impact to the Group’s operations and cash flows and the Group’s ability to comply with covenants and other conditions in the loan agreements.

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

Based on the 12 months cash flow forecast prepared by management from the date of the authorisation of financial statements, the Board of Directors has no reason to believe that the Group will not continue as a going concern and has assessed that there is no material uncertainty related to these conditions and there is no substantial doubt about the Group’s ability to continue as a going concern. Management has plans in place to sell certain vessels to maintain sufficient liquidity to repay the maturing obligations and provide adequate comfort in covenant levels at the next reporting date
.

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

	Weighted average effective interest rate	On demand or within 1 year	Within 2 to 5 years	After 5 years	Adjustment	Total
	% p.a	US$’000	US$’000	US$’000	US$’000	US$’000
Group
2022
Non-interest bearing	-	29,782	-	-	-	29,782
Lease liabilities	6.47	22,903	4,177	-	(967)	26,113
Variable interest rate instruments	8.16	45,254	161,350	33,909	(41,545)	198,968
		97,939	165,527	33,909	(42,512)	254,863

2021
Non-interest bearing	-	33,759	-	-	-	33,759
Lease liabilities	4.17	28,156	5,992	-	(877)	33,271
Variable interest rate instruments	3.82	35,040	188,521	54,565	(32,460)	245,666
		96,955	194,513	54,565	(33,337)	312,696

F- 38

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4	FINANCIAL INSTRUMENTS, FINANCIAL RISKS AND CAPITAL MANAGEMENT (cont’d)

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
Group

2022
Gross settled:
Bunker swaps
Gross inflow	51	-	-	51
Gross outflow	(138)	-	-	(138)
	(87)	-	-	87

2021
Gross settled:
Forward freight agreements
Gross inflow	5,109	611	-	5,720
Gross outflow	(611)	-	-	(611)
	4,498	611	-	5,109
Bunker swaps
Gross inflow	261	-	-	261
Gross outflow	(93)	-	-	(93)
	168	-	-	168

	4,666	611	-	5,277

(e)	Shipping market price risk management

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

Shipping market price sensitivity

The sensitivity analyses below have been determined based on the exposure to shipping market price risk at the end of the reporting period.  In respect of derivative financial instruments, if the shipping market prices had been 10% higher/lower while other variables were held constant:

•	Profit (loss) for the year, and ended 31 December 2022 would decrease/increase by US$Nil (2021: decrease /increase by US$Nil and 2020: decrease/increase by US$Nil); and
•	hedging reserve for the year ended 31 December 2022 would decrease/increase by US$Nil (2021: decrease/increase by US$3,671,000 and 2020: decrease/increase by US$Nil).

F- 39

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4	FINANCIAL INSTRUMENTS, FINANCIAL RISKS AND CAPITAL MANAGEMENT (cont’d)

(f)	Commodity price risk management

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

Commodity price sensitivity

The sensitivity analyses below have been determined based on the exposure to commodity price risk at the end of the reporting period. In respect of derivative financial instruments, if the commodity prices had been 10% higher/lower while other variables were held constant:

•	profit (loss) for the year ended 31 December 2022 would decrease/increase by US$Nil (2021: decrease/increase by US$Nil and 2020: decrease/increase by US$Nil); and
•	hedging reserve for the year ended 31 December 2022 would decrease/increase by US$460,000 (2021: decrease/increase by US$778,000 and 2020: decrease/increase by US$206,000).

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

Financial instruments measured at fair value on a recurring basis

	2022	2021
	US$’000	US$’000
Financial Assets
Forward freight agreements	-	5,720
Bunker swaps	51	261

Financial Liabilities
Forward freight agreements	-	(611)
Bunker swaps	(138)	(93)

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

	Level 1	Level 2	Level 3	Total
	US$’000	US$’000	US$’000	US$’000
2022
Financial Assets
Derivative financial instruments	-	51	-	51

Financial Liabilities
Derivative financial instruments	-	(138)	-	(138)

2021
Financial Assets
Derivative financial instruments	-	5,981	-	5,981

Financial Liabilities
Derivative financial instruments	-	(704)	-	(704)

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

During the year, Group entities entered into the following transactions with related parties:

(i)	Joint ventures

	2022	2021	2020
	US$’000	US$’000	US$’000
Interest income	-	-	157
Technical management fee income	-	-	354
Agency fees from joint ventures	3	3	83
Dividend income	-	-	536
Charter hire and other related revenue	-	-	679
Charter hire and other related expenses	-	-	(6,025)
Payments on behalf of a joint venture	-	-	(7,987)
Repayment of preference shares by a joint venture	-	-	2,569
Settlement of interest-bearing loan	-	-	5,382

(ii)	Compensation of directors and key management personnel

The remuneration of the directors and other members of key management is set out below in aggregate for each of the categories specified in IAS 24
Related Party Disclosures
.

	2022	2021	2020
	US$’000	US$’000	US$’000

Short-term benefits	7,954	9,200	4,073
Share-based payments	5,108	1,479	769
	13,062	10,679	4,842

The remuneration of directors and key management is determined by the remuneration committee of Grindrod Shipping Holdings Limited having regard to the performance of individuals and market trends.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6	CASH AND BANK BALANCES INCLUDING RESTRICTED CASH

	2022	2021
	US$’000	US$’000

Restricted cash, current portion	5,667	2,875
Cash on hand	494	518
Cash at bank	46,067	103,725
Cash and bank balances	52,228	107,118

Less:
Restricted cash, current portion	(5,667)	(2,875)
Cash and cash equivalents in the statements of cash flows	46,561	104,243

Restricted cash
Classified as:
Current	5,667	2,875
Non-current	4,342	6,649
	10,009	9,524

The current portion of the restricted cash represents amounts placed in retention accounts that can only be used to fund loan repayments or interest payments and a debt reserves security deposit required due to the conditions of a banking facility that will be maturing 12 months from the end of the reporting period.

The non-current portion of restricted cash represents debt reserves security deposit required due to the conditions of certain banking facilities and these deposits are not available to finance the Group’s day to day operations.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7	TRADE RECEIVABLES

	2022	2021
	US$’000	US$’000

Trade receivables	11,950	9,507
Less: Allowances for doubtful debts	(660)	(684)
	11,290	8,823
Trade receivables due from the Pools	-	150
	11,290	8,973

The credit period is 1 to 30 days (2021: 1 to 30 days).  No interest is charged on the outstanding invoice.

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

	Trade receivables past due – collectively assessed
2022	Not past due	<30	31-60	61-90	91-120	>120	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Estimated total gross carrying amount at default, representing net carrying amount of default	8,493	1,237	68	509	241	742	11,290

	Trade receivables past due – collectively assessed
2021	Not past due	<30	31-60	61-90	91-120	>120	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Estimated total gross carrying amount at default, representing net carrying amount of default	7,202	1,013	132	4	11	611	8,973

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7	TRADE RECEIVABLES (cont’d)

As at 31 December 2022, management has identified a group of debtors to be credit impaired, which include a debtor that disputed an invoiced amount arising from the redelivery of a vessel out of the agreed position and sundry small debtors within the discontinued operation. Hence, management has assessed the recoverability of the outstanding balances separately from the table above.

	2022	2021
	US$’000	US$’000

Gross carrying amount	660	684
Less: Loss allowances	(660)	(684)
Carrying amount net of allowance	-	-

Movement in the loss allowance:

	2022	2021
Individually assessed	US$’000	US$’000

Balance at 1 January	(684)	-
Net remeasurement of loss allowance	16	(681)
Amount written off	7	-
Effect of foreign exchange differences	1	(3)
Balance at 31 December	(660)	(684)

8	CONTRACT ASSETS

This relates to unbilled reven
u
e, recognised over the period in which the freight services are performed representing the entity’s right to consideration for the services performed as at the end of the reporting period which shall be recognised as revenue in the subsequent year.

Management estimates the loss allowance on amounts due from customers at an amount equal to lifetime ECL, taking into account the historical default experience and the future prospects of the industry. No provision for loss allowance was made during 2022 and 2021 as the contract assets is aged less than 30 days and the expected credit loss rate is considered immaterial for trade receivables outstanding for less than 120 days.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9	OTHER RECEIVABLES AND PREPAYMENTS

	2022	2021
	US$’000	US$’000
Current Assets:

Deposit	269	809
Prepayments	4,026	2,051
Voyages in progress	17,085	15,076
Other receivables	3,686	3,869
Loan receivables	-	613
Due from joint ventures	-	6
	25,066	22,424
Non-current Assets:
Prepayments	860	380
	25,926	22,804

On 26 May 2020, the Group entered into a loan agreement with a third party with respect to the sale of vessel Inyala. The principal amount of US$600,000 and accrued interest was received on 7 June 2021. The balance of the principal amount of US$600,000 and accrued interest was received on 16 June 2022.

For purpose of impairment assessment, other receivables and loan receivables are considered to have low credit risk as they are not due for payment at the end of the reporting period and there has been no significant increase in the risk of default on the receivables since initial recognition. Accordingly, for the purpose of impairment assessment for these receivables, the loss allowance is measured at an amount equal to 12-month ECL. In determining the ECL, management has taken into account the historical default experience and the financial position of the counterparties, adjusted for factors that are specific to the debtors and general economic conditions of the industry in which the debtors operate. No provision for loss allowance was made during 2022 and 2021.

10	LOANS TO JOINT VENTURES

	2022	2021
	US$’000	US$’000

Loans to joint ventures	-	10

US$29,000 previously written off was recovered (refer to table below). Consequently, US$39,000 was repaid in 2022. At the end of the reporting period, the Group did not have any loans to joint ventures. The loan to a joint venture in 2021 was unsecured and did not bear interest.

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

The following table shows the movement in lifetime ECL – credit impaired lifetime ECL that has been recognised for loans to joint venture:

	2022	2021
	US$’000	US$’000

Loss allowance previously written off recognised in profit or loss on changes in credit risk	(29)	-
Amount recovered	29	-
Balance as at 31 December	-	-

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11	DERIVATIVE FINANCIAL INSTRUMENTS

Forward freight agreements and bunker swaps - analysed between:

	2022	2021
	US$’000	US$’000
Assets
Current assets	51	5,370
Non-current assets	-	611

Liabilities
Current liabilities	(138)	(704)

The Group has entered into a number of bunker swaps, as follows:

2022
Current assets
Derivative instruments in designated hedge accounting relationships:

Settlement periods		Strike price	Quantity	Notional value	Fair value gain
		US$	MT	US$’000	US$’000
January 2023	0.5% FOB Rotterdam	510.25	350	179	2
January 2023 to December 2023	0.5% FOB Rotterdam	483.50	1,920	928	31
April 2023	0.5% FOB Rotterdam	488.50	400	195	5
May 2023	0.5% FOB Singapore	529.25	250	132	2
April 2023	0.5% FOB Rotterdam	488.50	400	195	5
May 2023	0.5% FOB Singapore	529.25	250	132	2
March 2023 to May 2023	0.5% FOB Singapore	537.50	750	403	4
				2,164	51

Current liabilities
Derivative instruments in designated hedge accounting relationships:

Settlement periods		Strike price	Quantity	Notional value	Fair value gain
		US$	MT	US$’000	US$’000
January 2023	0.5% FOB Rotterdam	651.00	180	117	(25)
January 2023	0.5% FOB Rotterdam	599.50	450	270	(38)
January 2023 to February 2023	0.5% FOB Rotterdam	573.75	750	430	(47)
February 2023 to July 2023	0.5% FOB Rotterdam	510.25	2,100	1,072	(20)
August 2023 to December 2023	0.5% FOB Rotterdam	503.25	1,000	503	(8)
June 2023	0.5% FOB Singapore	537.50	250	134	-
				2,526	(138)

F-4 7

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11	DERIVATIVE FINANCIAL INSTRUMENTS (cont’d)

2021
Current assets
Derivative instruments in designated hedge accounting relationships:

Settlement periods		Strike price	Quantity	Notional value	Fair value gain
		US$	MT	US$’000	US$’000
January 2022	0.5% FOB Rotterdam	407.00	500	204	74
January 2022 to May 2022	0.5% FOB Singapore	505.25	1,900	960	115
January 2022 to June 2022	0.5% FOB Rotterdam	518.00	1,200	622	22
January 2022 to February 2022	0.5% FOB Singapore	564.75	700	395	17
January 2022 to March 2022	0.5% FOB Rotterdam	533.00	2,700	1,439	33
				3,620	261

Current liabilities
Derivative instruments in designated hedge accounting relationships:

Settlement periods		Strike price	Quantity	Notional value	Fair value gain
		US$	MT	US$’000	US$’000
April 2022 to October 2022	0.5% FOB Rotterdam	533.00	6,500	3,465	(74)
November 2022	0.5% FOB Rotterdam	528.50	500	264	(10)
December 2022	0.5% FOB Rotterdam	527.50	500	264	(9)
				3,993	(93)

The Group has entered into a number of forward freight agreements in the normal course of business in order to hedge against open positions in the fleet from contracts of affreightment and exposure to earnings on the spot market. As at 31 December 2022, there are no outstanding forward freight agreements. As at 31 December 2021, there were 23 outstanding forward freight agreements, maturing as follows:

2021
Current assets
Derivative instruments in designated hedge ac
c
ounting relationships:

Settlement periods		Strike price	Duration	Notional value	Fair value gain
		US$		US$’000	US$’000
April 2022 to December 2022	BSI-58 ave 10TC	13,300	45	599	406
April 2022 to December 2022	BSI-58 ave 10TC	13,300	45	599	406
April 2022 to December 2022	BSI-58 ave 10TC	13,300	180	2,394	1,624
January 2022 to December 2022	BSI-58 ave 10TC	17,350	180	3,123	1,016
January 2022 to December 2022	BSI-58 ave 10TC	17,250	60	1,035	345
January 2022 to December 2022	BSI-58 ave 10TC	17,250	60	1,035	345
January 2022 to December 2022	BSI-58 ave 10TC	17,250	60	1,035	345
January 2022 to June 2022	BSI-58 ave 10TC	23,100	90	2,079	157
June 2022	BSI-58 ave 10TC	25,000	15	375	6
July 2022 to September 2022	BSI-58 ave 10TC	21,000	45	945	52
October 2022 to December 2022	BSI-58 ave 10TC	19,000	45	855	52
January 2022 to June 2022	BSI-58 ave 10TC	22,650	90	2,039	197
January 2022 to June 2022	BSI-58 ave 10TC	23,000	30	690	55
January 2022 to June 2022	BSI-58 ave 10TC	23,100	60	1,386	103
				18,189	5,109

F- 48

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11	DERIVATIVE FINANCIAL INSTRUMENTS (cont’d)

Non-current assets
Derivative instruments in designated hedge accounting relationships:

Settlement periods		Strike price	Duration	Notional value	Fair value gain
		US$	MT	US$’000	US$’000
January 2023 to December 2023	BSI-58 ave 10TC	14,350	60	861	117
January 2023 to December 2023	BSI-58 ave 10TC	600	60	861	117
January 2023 to December 2023	BSI-58 ave 10TC	574	60	861	117
January 2023 to December 2023	BSI-58 ave 10TC	510	60	885	93
January 2023 to December 2023	BSI-58 ave 10TC	503	60	888	90
January 2023 to December 2023	BSI-58 ave 10TC	538	60	900	77
				5,256	611

Current liabilities
Derivative instruments in designated hedge ac
c
ounting relationships:

Settlement periods		Strike price	Quantity	Notional value	Fair value gain
		US$	MT	US$’000	US$’000
July 2022 to December 2022	BSI-58 ave 10TC	23,100	90	2,079	(176)
January 2022 to March 2022	BSI-58 ave 10TC	27,400	15	411	(36)
January 2022 to March 2022	BSI-58 ave 10TC	27,400	15	411	(36)
January 2022 to March 2022	BSI-58 ave 10TC	27,400	15	411	(36)
April 2022 to May 2022	BSI-58 ave 10TC	25,000	30	750	(20)
July 2022 to December 2022	BSI-58 ave 10TC	22,650	90	2,039	(135)
July 2022 to December 2022	BSI-58 ave 10TC	23,000	30	690	(55)
July 2022 to December 2022	BSI-58 ave 10TC	23,100	60	1,386	(117)
				8,177	(611)

12	INVENTORIES

	2022	2021
	US$’000	US$’000

Bunkers and other consumables at cost	15,278	13,909
	-	-
Ships reclassified from property plant and equipment as held for sale asset (Note 13) (a)	28,853	48,935
Sale of ships recognised as inventories (a)	(28,853)	(48,935)
	15,278	13,909

(a)
Ships reclassified from ships, property, plant and equipment as inventories is reconciled as follows:

	2022	2021
	US$’000	US$’000

Cost	41,297	70,204
Accumulated depreciation	(12,444)	(8,982)
Impairment	-	(12,287)
Carrying amount	28,853	48,935

On 14 April 2022, the Group entered into memoranda of agreement with a third party for the sale of one ship at purchase consideration of US$29,981,000. The ship was delivered to the third party on 1 June 2022.

On 11 March 2021, the Group entered into memoranda of agreement with third parties for the sale of three ships at purchase consideration of US$21,400,000, US$21,400,000 and US$6,800,000 respectively. The ships were delivered to third parties on 12 April 2021, 14 April 2021 and 20 April 2021. The effect of this has been included under Discontinued Operation Note 37.

F- 49

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13	SHIPS, PROPERTY, PLANT AND EQUIPMENT

	Office equipment, furniture and fittings and motor vehicles	Plant and equipment	Ships	Drydocking	Construction in progress	Freehold land and buildings	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Cost:
Balance at 1 January 2021	4,339	4,357	633,068	15,425	774	259	658,222
Additions	49	-	25,626	7,829	-	-	33,504
Disposals	(30)	(25)	-	(4,532)	-	-	(4,587)
Reclassification to inventories (Note 12)	-	-	(69,599)	(605)	-	-	(70,204)
Effect of foreign currency exchange differences	(169)	(1)	-	-	-	(21)	(191)
Balance at 31 December 2021	4,189	4,331	589,095	18,117	774	238	616,744
Additions	113	-	2,076	7,230	-	-	9,419
Disposals	(826)	(102)	-	(3,604)	-	(232)	(4,764)
Transfer from right-of-use assets (Note 14)	-	-	23,436	-	-	-	23,436
Reclassification to inventories (Note 12)	-	(2,599)	(38,357)	(341)	-	-	(41,297)
Effect of foreign currency exchange differences	(194)	-	-	-	-	(6)	(200)
Balance at 31 December 2022	3,282	1,630	576,250	21,402	774	-	603,338

Accumulated depreciation:
Balance at 1 January 2021	4,237	3,950	89,373	6,097	-	-	103,657
Depreciation from continuing operations	51	145	18,668	7,053	-	-	25,917
Depreciation from discontinued operation	1	-	-	-	-	-	1
Disposals	(30)	(18)	-	(4,532)	-	-	(4,580)
Reclassification to inventories (Note 12)	-	-	(8,811)	(171)	-	-	(8,982)
Effect of foreign currency exchange differences	(167)	-	-	-	-	-	(167)
Balance at 31 December 2021	4,092	4,077	99,230	8,447	-	-	115,846
Depreciation	57	129	22,822	7,547	-	-	30,555
Disposals	(815)	(83)	-	(3,605)	-	-	(4,503)
Transfer from right-of-use assets (Note 14)	-	-	4,809	-	-	-	4,809
Reclassification to inventories (Note 12)	-	(2,599)	(9,504)	(341)	-	-	(12,444)
Effect of foreign currency exchange differences	(188)	-	-	-	-	-	(188)
Balance at 31 December 2022	3,146	1,524	117,357	12,048	-	-	134,075

Impairment:
Balance at 1 January 2021	-	-	77,769	1,183	310	-	79,262
Impairment losses recognised in profit and loss from discontinued operation	1	-	-	-	-	-	1
Reversal of impairment recognised in profit and loss from continuing operations	-	-	(2,808)	(749)	-	-	(3,557)
Reclassification to inventories (Note 12)	-	-	(11,853)	(434)	-	-	(12,287)
Balance at 31 December 2021	1	-	63,108	-	310	-	63,419
Reversal of impairment loss	-	-	(1,707)	-	-	-	(1,707)
Disposal	(1)	-	-	-	-	-	(1)
Balance at 31 December 2022	-	-	61,401	-	310	-	61,711

Carrying amount:
At 31 December 2022	136	106	397,492	9,354	464	-	407,552

At 31 December 2021	96	254	426,757	9,670	464	238	437,479

Certain ships are pledged to secure bank borrowings as disclosed in Note 25.

F- 50

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14	RIGHT-OF-USE ASSETS

The Group leases several assets including office property, residential property, ships and ship equipment which are disclosed as right-of-use assets.

	Office and residential property	Ships	Ships equipment	Total
	US$’000	US$’000	US$’000	US$’000

Cost:
Balance at 1 January 2021	2,747	87,918	274	90,939
Additions	371	20,254	243	20,868
Derecognition of right-of-use asset	(310)	(12,285)	(41)	(12,636)
Effect of foreign currency exchange differences	88	0	0	88
Balance at 31 December 2021	2,896	95,887	476	99,259
Additions	898	48,829	39	49,766
Transfer to ships, property, plant and equipment (Note 13)	-	(23,436)	-	(23,436)
Derecognition of right-of-use-asset	(405)	-	-	(405)
Effect of foreign currency exchange differences	(48)	-	-	(48)
Balance at 31 December 2022	3,341	121,280	515	125,136

Accumulated depreciation:
Balance at 1 January 2021	1,381	38,104	142	39,627
Depreciation for continuing operations	938	34,781	117	35,836
Depreciation for discontinued operation	34	-	-	34
Derecognition of right-of-use asset	(310)	(9,252)	(41)	(9,603)
Effect of foreign currency exchange differences	54	-	-	54
Balance at 31 December 2021	2,097	63,633	218	65,948
Depreciation	889	35,547	129	36,565
Transfer to ships, property, plant and equipment (Note 13)	-	(4,809)	-	(4,809)
Derecognition of right-of-use-asset	(405)	-	-	(405)
Effect of foreign currency exchange differences	(31)	-	-	(31)
Balance at 31 December 2022	2,550	94,371	347	97,268

Impairment:
Balance at 1 January 2021	-	2,250	-	2,250
Derecognition of right-of-use asset	-	(360)	-	(360)
Reversal of impairment loss from continuing operations	-	(1,046)	-	(1,046)
Balance at 31 December 2021	-	844	-	844
Impairment loss	-	985	-	985
Balance at 31 December 2022	-	1,829	-	1,829

Carrying amount:
At 31 December 2022	791	25,080	168	26,039
At 31 December 2021	799	31,410	258	32,467

F-5 1

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14	RIGHT-OF-USE ASSETS (cont’d)

Right-of-use assets are depreciated over the remaining period of the lease. The average lease term is between 1 and 4 years for property, between 3 and 5 years for ships, and between 2 and 4 years for ship equipment.

Depreciation expense of US$35,676,000 (2021: US$34,898,000 and 2020: US$26,413,000) for ships and ship equipment are recognised in cost of sales and the depreciation expense of US$889,000 (2021: US$938,000 and 2020: US$1,019,000) for office and residential property is recognised separately in administrative expense.

The Group has options to purchase certain ships at set prices at certain dates within the contracts. The exercise price is not included in the right-of-use assets for these ships because it is not reasonably certain that the options will be exercised.

For the year ended 31 December 2022, the Group recognised expense of US$60,869,000 (2021: US$90,763,000 and 2020: US$42,946,000) for short-term leases (i.e. a lease period of 12 months or less), US$82,000 (2021: US$58,000 and 2020: US$84,000) for leases of low value assets and US$60,869,000 (2021: US$90,763,000 and 2020: $42,946,000) for variable lease payments in connection with pool arrangements not included in the measurement of the lease liability.

Corresponding lease liabilities are disclosed in Note 24.

F-5 2

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15	SUBSIDIARIES

Details of the Group’s subsidiaries at the end of the reporting period are as follows:

			Proportion of ownership interest and voting power held by the Group
		Country of	2022	2021
Name of subsidiary	Principal activity	incorporation	%	%

Grindrod Shipping Pte. Ltd.	Ship operating and management	Singapore	100%	100%
Grindrod Shipping (South Africa) Pty Ltd	Ship operating and management	South Africa	100%	100%

Held by Grindrod Shipping Pte. Ltd
IVS Bulk Owning Pte. Ltd. (ii)	Dormant	Singapore	100%	100%
IVS Bulk Carriers Pte. Ltd. (ii)	Dormant	Singapore	100%	100%
IVS Bulk 430 Pte. Ltd. (ii)	Dormant	Singapore	100%	100%
IVS Bulk 462 Pte. Ltd. (ii)	Dormant	Singapore	100%	100%
IVS Bulk 475 Pte. Ltd.	Ship Owning and Operating	Singapore	100%	100%
IVS Bulk 511 Pte. Ltd.	Dormant	Singapore	100%	100%
IVS Bulk 512 Pte. Ltd.	Dormant	Singapore	100%	100%
IVS Bulk 603 Pte. Ltd.	Ship Owning and Operating	Singapore	100%	100%
IVS Bulk 609 Pte. Ltd.	Ship Owning and Operating	Singapore	100%	100%
IVS Bulk 611 Pte. Ltd.	Ship Owning and Operating	Singapore	100%	100%
IVS Bulk 612 Pte. Ltd.	Ship Owning and Operating	Singapore	100%	100%
IVS Bulk 707 Pte. Ltd.	Dormant	Singapore	100%	100%
IVS Bulk 3708 Pte. Ltd.	Ship Owning and Operating	Singapore	100%	100%
IVS Bulk 3720 Pte. Ltd.	Ship Owning and Operating	Singapore	100%	100%
IVS Bulk 225 Pte. Ltd. (i)	Ship Owning and Operating	Singapore	100%	-
IVS Bulk Pte. Ltd.	Ship Owning and Operating	Singapore	100%	100%
IM Shipping Pte. Ltd.	Ship Owning and Operating	Singapore	100%	100%
Island Bulk Carriers Pte. Ltd.	Ship Owning and Operating	Singapore	100%	100%
Grindrod Shipping Services UK Limited	To provide shipping and shipping related services	United Kingdom	100%	100%
Grindrod Shipping Services HK Limited	To provide shipping and shipping related services	Hong Kong	100%	100%
Unicorn Atlantic Pte. Ltd.	Dormant	Singapore	100%	100%
Unicorn Baltic Pte. Ltd.	Dormant	Singapore	100%	100%
Unicorn Ionia Pte. Ltd. (ii)	Dormant	Singapore	100%	100%
Unicorn Tanker Operations (434) Pte. Ltd. (ii)	Dormant	Singapore	100%	100%
Unicorn Ross Pte. Ltd. (ii)	Dormant	Singapore	100%	100%
Unicorn Caspian Pte. Ltd. (ii)	Dormant	Singapore	100%	100%
Unicorn Marmara Pte. Ltd. (ii)	Dormant	Singapore	100%	100%
Unicorn Scotia Pte. Ltd. (ii)	Dormant	Singapore	100%	100%
Unicorn Malacca Pte. Ltd. (ii)	Dormant	Singapore	100%	100%
Unicorn Bulk Carriers Ltd	Dormant	British Virgin Islands	100%	100%
Unicorn Tankers International Ltd	Dormant	British Virgin Islands	100%	100%
Grindrod Maritime LLC	Dormant	Marshall Islands	100%	100%
Unicorn Sun Pte. Ltd.	Dormant	Singapore	100%	100%
Unicorn Moon Pte. Ltd.	Dormant	Singapore	100%	100%
F-5 3

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15	SUBSIDIARIES (cont’d)

			Proportion of ownership interest and voting power held by the Group
		Country of	2022	2021
Name of subsidiary	Principal activity	incorporation	%	%

Held by Grindrod Shipping (South Africa) Pty Ltd
Comshipco Schiffahrts Agentur GmBH	Ship agents and operators	Germany	100%	100%
Kuhle Shipping (Pty) Ltd	Dormant	South Africa	100%	100%

Held by IVS Bulk Pte. Ltd.
IVS Bulk 541 Pte. Ltd.	Ship Owning and Operating	Singapore	100%	100%
IVS Bulk 543 Pte. Ltd.	Ship Owning and Operating	Singapore	100%	100%
IVS Bulk 545 Pte. Ltd.	Ship Owning and Operating	Singapore	100%	100%
IVS Bulk 554 Pte. Ltd.	Ship Owning and Operating	Singapore	100%	100%
IVS Bulk 5855 Pte. Ltd.	Ship Owning and Operating	Singapore	100%	100%
IVS Bulk 5858 Pte. Ltd.	Ship Owning and Operating	Singapore	100%	100%
IVS Bulk 709 Pte. Ltd.	Ship Owning and Operating	Singapore	100%	100%
IVS Bulk 712 Pte. Ltd.	Ship Owning and Operating	Singapore	100%	100%
IVS Bulk 7297 Pte. Ltd.	Ship Owning and Operating	Singapore	100%	100%
IVS Bulk 1345 Pte. Ltd.	Ship Owning and Operating	Singapore	100%	100%
IVS Bulk 3693 Pte. Ltd.	Ship Owning and Operating	Singapore	100%	100%
IVS Bulk 10824 Pte. Ltd.	Ship Owning and Operating	Singapore	100%	100%

(i)	This company was registered in 2022.
(ii)	These companies were deregistered on 1 6 Ma rch 2 0 2 3 .

F-5 4

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16	INTEREST IN JOINT VENTURES

	2022	2021
	US$’000	US$’000

Cost of investment in joint ventures	9	9
Share of post acquisition (loss) profit, net of dividends received	(1)	4
Carrying amount	8	13

Details of the joint ventures are as follows:

Name of the joint venture	Principal activity	Country of incorporation	Proportion of ownership interest and voting power held by the Group		Cost of investment in joint ventures
			2022	2021	2022	2021
Tri-View Shipping Pte Ltd (a)	Dormant	Singapore	51%	51%	9	9
Leopard Tankers Pte Ltd (b)	Dormant	Singapore	-	50%	-	*
					9	9

*	Amount is less than US$1,000.

(a)	The Group has joint control over this entity by virtue of the contractual arrangement with its joint venture partner(s) requiring resolutions on the relevant activities to be passed based on unanimous approval. This entity is in the process of being deregistered.

(b)	This joint venture company was deregistered on 3 October 2022.

The above joint ventures are accounted for using the equity method in these consolidated financial statements.

In 2022, the total share of joint venture companies' loss after taxation amounts to US$5,000 (2021: US$31,000; 2020: US$2,476,000).

F-5 5

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17	INTANGIBLE ASSETS

	2022	2021
	US$’000	US$’000
Cost:
Balance at 1 January	2,029	7,669
Additions	126	6
Disposal	-	(2)
Derecognition of intangible asset	(1,173)	(5,412)
Effects of foreign currency exchange differences	(89)	(232)
Balance at 31 December	893	2,029

Accumulated amortisation:
Balance at 1 January	1,802	3,942
Amortisation	155	165
Derecognition of intangible asset	(1,173)	(2,127)
Effects of foreign currency exchange differences	(77)	(178)
Balance at 31 December	707	1,802

Impairment:
Balance at 1 January	-	3,322
Derecognition of intangible asset	-	(3,284)
Effects of foreign currency exchange differences	-	(38)
Balance at 31 December	-	-

Carrying amount:
At 31 December	186	227

Intangible assets include club memberships, software and licen
s
es. Club memberships are lifetime memberships and are not amortised. Software and licenses
arose from the installation of major information systems (including packaged software) and are amortised over 3 years, the period over which the benefit is expected to accrue.

F- 5 6

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18	GOODWILL

	2022	2021
	US$’000	US$’000
Cost:
Balance at 1 January	3,305	3,928
Derecognition of goodwill	-	(604)
Effects of foreign currency exchange differences	(13)	(19)
Balance at 31 December	3,292	3,305

Accumulated impairment losses:
Balance at 1 January	3,305	2,968
Impairment	-	965
Derecognition of goodwill	-	(604)
Effects of foreign currency exchange differences	(13)	(24)
Balance at 31 December	3,292	3,305

Carrying amount:
At 31 December	-	-

Goodwill acquired in a business combination is allocated, at acquisition, to the CGUs that are expected to benefit from that business combination.  Before recognition of impairment losses, the cost of goodwill had been allocated as follows:

	2022	2021
	US$’000	US$’000
Cost:
Island Trading and Shipping	3,089	3,089
Parcel Service	203	216
	3,292	3,305

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

A sustained decrease in the profitability of the Parcel Service and Island Trading and Shipping CGUs in 2021 indicated that an impairment of goodwill was required. The remaining goodwill of $965,000 was fully impaired in 2021 and is recorded in profit or loss in the line item ‘Other operating income (expense)’.

F- 5 7

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19	OTHER INVESTMENTS

In connection with the Spin-off of Grindrod Shipping Pte Limited (‘GSPL’) and Grindrod Shipping (SA) (Pty) Limited (‘GSSA’) from Grindrod Limited, Grindrod Limited (former Parent), GSSA and the trustees to the Grindrod Pension Fund (Fund), a defined benefit pension plan operated by Grindrod Limited, resolved that GSSA should be included as a second participating employer of this fund and GSSA will be allocated 40% of the pension surplus which was subject to regulatory approval before this could be enacted.

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

The amounts recognised in the annual financial statements in this respect are as follows:

	2022	2021
	US$’000	US$’000

Recognised asset at 1 January	3,730	3,150

Interest income	442	-
Recognised in other comprehensive income in the current year	(207)	835
Translation	(251)	(255)

Present value of other investment at 31 December	3,714	3,730

The principal actuarial assumptions applied in the determination of fair values include:
Discount rate (p.a.)	12.2%	13.7%

F- 5 8

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20	DEFERRED TAX

	2022	2021
	US$’000	US$’000
Deferred taxation analysed by major category:
Other timing differences	1,304	2,123
	1,304	2,123
Reconciliation of deferred taxation:
Opening balance	2,123	1,138
(Credit) debit to profit or loss for the year – continuing operations (Note 36)	(665)	547
Debit to profit or loss for the year – discontinued operation	-	637
Deferred tax on the actuarial gain	(45)	(25)
Exchange differences	(109)	(174)
Closing balance	1,304	2,123

At the end of the reporting period, the aggregate amount of temporary differences associated with undistributed earnings of subsidiaries for which deferred tax liabilities have not been recognised is US$2,814,000 (2021: US$2,387,000). No liability has been recognised in respect of these differences because the Group is in a position to control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future.

21	TRADE AND OTHER PAYABLES

	2022	2021
	US$’000	US$’000

Trade payables	10,035	7,675
Accrued expenses	19,250	25,671
Other	454	688
	29,739	34,034
Non-current trade and other payables	(140)	(160)
Current trade and other payables	29,599	33,874

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

F- 59

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

23	LEASES AND SHIP CHARTERS

a)	As Lessor

Operating leases, in which the Group was the lessor in the prior year, related to a ship owned by the Group chartered out under bareboat charter party agreement with a lease term of 4 years, with 2 years extension option. The lease does not have an option to purchase the ship at the expiry of the lease period. The ship was sold on 1 June 2022.

Maturity analysis of operating lease payments:

	2022	2021
	US$’000	US$’000

Year 1	-	2,081
Total	-	2,081

b)	As Lessee

At 31 December 2022, the Group is committed to US$Nil (2021: US$3,249,000) for short-term leases of ships.

F-6 0

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

24	LEASE LIABILITIES

	Office and residential property	Ships	Ships equipment	Total
	US$’000	US$’000	US$’000	US$’000

Balance at 1 January 2021	1,437	49,673	134	51,244
Additions	371	20,254	243	20,868
Disposals	-	(2,777)	-	(2,777)
Interest expense	63	1,835	3	1,901
Lease payments	(1,029)	(36,791)	(121)	(37,941)
- Principal	(966)	(34,956)	(118)	(36,040)
- Interest expense	(63)	(1,835)	(3)	(1,901)
Effect of foreign currency exchange differences	(24)	-	-	(24)
Lease liabilities as at 31 December 2021	818	32,194	259	33,271
Additions	898	48,829	39	49,766
Interest expense	37	1,370	7	1,414
Lease payments	(905)	(57,304)	(135)	(58,344)
- Principal	(868)	(37,934)	(128)	(38,930)
- Purchase option payments (1)	-	(18,000)	-	(18,000)
- Interest	(37)	(1,370)	(7)	(1,414)
Effect of foreign currency exchange differences	6	-	-	6
Lease liabilities as at 31 December 2022	854	25,089	170	26,113

(1)
Principal repayment and purchase option payment are included in principal repayments of lease liabilities as disclosed under financing activities in the statement of cash flows.

	2022	2021
	US$’000	US$’000
Analysed between:
Current portion	22,058	27,375
Non-current portion	4,055	5,896
	26,113	33,271

Maturity analysis of lease liabilities is disclosed in Note 4. The Group does not face a significant liquidity risk with regard to its lease liabilities. Lease liabilities are monitored within the Group’s treasury function.

During the financial year 2021, one of the charter contracts requiring the recognition of a right-of-use asset and a lease liability contains variable payment terms that is linked to an index and such variable lease payments are recognised in charter hire cost in the profit or loss in the period in which the condition that triggers those payments occurs. The charter contract was renewed in May 2022, with no variable payment terms.

F-6 1

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

25	BANK LOANS AND OTHER BORROWINGS

	2022	2021
	US$’000	US$’000
Secured – at amortised cost:
Bank loans	148,002	168,880
Other borrowings	50,966	76,786
	198,968	245,666

Analysed between:
Current	33,330	28,020
Non-current portion	165,638	217,646
	198,968	245,666

Interest payable (included in bank loans)	1,752	743

Non-current bank loans and other borrowings are estimated to be payable as follows:

Within 2 to 5 years	138,809	170,666
After 5 years	26,829	46,980
	165,638	217,646

Bank loans

i.	US$100.0 million senior secured credit facility

The facility bears interest at London Interbank Offered Rate (“LIBOR”) plus 2.95% per annum and is made up of two tranches. Tranche A and B are repayable quarterly commencing 16 August 2018 and mature on 15 May 2022 and 15 May 2023 respectively, with the option to extend for a further two years. Tranche A of US$10,000,000 has been fully repaid. Facility fees of US$1,750,000 were payable to the lender upon signing the new loan agreement. Additional fees of US$164,000 were paid on 2 June 2021 for the lender swap. These were recorded as transaction costs to the loan account to the extent the loan was drawn down. As at 31 December 2022, the outstanding balance in relation to this facility is US$10,065,000, net of US$160,000 facility fees (31 December 2021: US$13,768,000, net of US$594,000 facility fees).

ii.	US$6.3 million secured term facility

The facility bears interest at LIBOR plus 2% per annum and is repayable quarterly, commencing on 6 September 2018 and matures on 6 June 2023. Facility fees of US$32,000 were payable to the lender upon signing the new loan agreement. These were recorded as transaction costs to the loan account to the extent the loan was drawn down. As at 31 December 2022, the outstanding balance in relation to this facility is US$633,000, net of US$3,000 facility fees (31 December 2021: US$1,893,000, net of US$9,000 facility fees).

iii.	Combined US$31.4 million senior secured credit facility

On 29 July 2019, the Group entered into two term facilities, each for an amount up to US$15,720,000 to finance the acquisition of two supramax/ultramax newbuildings. The facilities bear interest at LIBOR plus 2% per annum and is repayable quarterly, commencing on 5 November 2019 and 20 December 2019 and matures on 5 August 2026 and 24 September 2026. Facility fees of US$78,600 were payable to the lender upon drawdown of each loan agreement. These were recorded as transaction costs to the loan account to the extent the loan was drawn down. As at 31 December 2022, the outstanding balances in relation to these facilities are US$24,692,000, net of US$82,000 facility fees (31 December 2021: US$26,672,000, net of US$105,000 facility fees).

F-6 2

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

25	BANK LOANS AND OTHER BORROWINGS (cont’d)

iv.	Combined US$114.1 million senior secured credit facility

On 10 February 2020, the Group entered into a senior secured term loan facility for 11 drybulk vessels for the purpose of refinancing the existing indebtedness. The facility bears interest at LIBOR plus 3.10% per annum and is repayable quarterly, commencing on 13 May 2020 and matures on 13 February 2025. Facility fees of US$1,634,137 were payable to the lender upon drawdown of the loan agreement. These were recorded as transaction costs to the loan account to the extent the loan was drawn down. On 15 September 2021, the finance agreement was amended to drawdown an additional US$23,031,000 and additional fees of US$691,000 were paid to the lender on the second drawdown. As at 31 December 2022, the outstanding balances in relation to these facilities are US$102,454,000, net of US$1,123,000 facility fees (31 December 2021: US$115,375,000, net of US$1,651,000 facility fees).

vi.	Combined US$13.1 million senior secured credit facility

On 31 January 2020, the Group entered into a senior secured term loan facility for one drybulk vessel for the purpose of refinancing the existing indebtedness. The facility bears i ntere
st at LIBOR plus 2.75% per annum and is repayable quarterly, commencing on 13 May 2020 and matures on 13 February 2025. Facility fees of US$131,300 were payable to the lender upon drawdown of the loan agreement. This was recorded as a transaction cost to the loan account to the extent the loan was drawn down. As at 31 December 2022, the outstanding balance in relation to this facility is US$10,158,000, net of US$55,700 facility fees (31 December 2021: US$11,172,000, net of US$82,000 facility fees).

The bank loans are secured by cash and certain ships owned by the Group.  The cash pledged and the carrying value of the ships under security charge as at 31 December 2022 are US$10,009,000 (31 December 2021: US$9,524,000) and US$330,920,000 (31 December 2021: US$346,602,000) respectively. In addition, there are charges over the relevant subsidiaries’ earnings, insurances, charter and charter guarantees and any requisition compensation. Certain of the bank loans are guaranteed by Grindrod Shipping Pte. Ltd. and/or Grindrod Shipping Holdings Limited.

The bank loans are arranged at LIBOR plus the respective margins. These bear a weighted average effective interest rate of 8.16% (31 December 2021: 3.82%) per annum.

These bank loan facilities contain financial covenants where the most stringent of which require the Group to maintain the following:

•	book value net worth of the lower of (a) the aggregate of US$200 million plus 25% of the amount of positive retained earnings plus 50% of each capital raise and (b) US$275 million;
•	cash and cash equivalents (including restricted cash held in the debt service reserve account) of US$30 million;
•	a ratio of debt to market adjusted tangible fixed assets of not more than 75%; and
•	positive working capital, such that consolidated current assets must exceed the consolidated current liabilities excluding any adjustments made for IFRS 16.

The Group was in compliance with its financial covenants as of 31 December 2022 and 31 December 2021.

Other borrowings

Other borrowings relate to US$60,750,000 (31 December 2021: US$87,550,000) in financing arrangements entered into with third parties with respect to four of the vessels in the Group we regard as owned (the borrowing relating to the
Matuku
was settled in May 2022). The arrangements commenced on 26 June 2019, 20 September 2019, 20 November 2019 and 16 September 2021, respectively, are payable monthly in advance and bear interest at 3 month LIBOR plus 1.7% per annum and 3 month LIBOR plus 1.75% per annum. The loans mature on 26 May 2030, 20 August 2031, 20 October 2031 and 16 August 2036. As at 31 December 2022, the outstanding balances in relation to these borrowings is US$50,966,000 (31 December 2021: US$76,786,000). The carrying value of the ships under security charge as at 31 December 2022 is US$55,557,000 (31 December 2021: US$89,827,000).

F-6 3

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

26	PROVISIONS

	2022	2021
	US$’000	US$’000

Provision for onerous contracts (i)	592	1,019
	592	1,019

(i)
Provision for onerous contracts represents the present value of the future charter payments that the Group is presently obligated to make under non-cancellable onerous operating charter agreements and contracts of affreightment, less charter revenue expected to be earned on the charter and contract of affreightment. The estimate may vary as a result of changes to ship running costs and charter and freight revenue. Except for short-term onerous contracts when the effect of discounting is immaterial, the rate used to discount the future charter payments is 8.56% (31 December 2021: 7.46%).

	2022	2021
Analysis of provision for onerous contracts:	US$’000	US$’000

Balance at 1 January	1,019	80
Provision raised	592	1,019
Released to profit or loss	(1,019)	(80)
Balance at 31 December	592	1,019

F-6 4

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

27	RETIREMENT BENEFIT OBLIGATION

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

During December 2022, a valuation was performed by Alexander Forbes. Apart from paying costs of entitlement, the Group is not liable to pay additional contributions in the case the fund does not hold sufficient assets. In that case, the fund would take other measures to restore solvency.

The amounts recognised in the annual financial statements in this respect are as follows:

	2022	2021
	US$’000	US$’000

Recognised liability at beginning of the year	1,613	1,819

Recognised in profit or loss in the current year	159	177
Interest on obligation	159	177

Recognised in other comprehensive income in the current year
Actuarial losses	(156)	(85)
Translation	(101)	(147)
Employer payments	(118)	(151)

Present value of unfunded obligation recognised as a liability at end of year	1,397	1,613

Analysis between:
Current portion	125	124
Non-current portion	1,272	1,489
	1,397	1,613

The principal actuarial assumptions applied in the determination of fair values include:
Health care cost inflation	7.8%	7.8%
Discount rate	11.9%	10.4%
CPI inflation	6.3%	5.8%
Continuation at retirement	100.0%	75.0%

	2022		2021
	Increase		Increase
	(Decrease)		(Decrease)

Health care cost inflation	8.5%	(7.5%)	9.5%	(8.3%)
Discount rate	8.1%	(7.1%)	9.1%	(7.9%)

The sensitivity analysis presented above may not be representative of the actual change in the obligation as it is unlikely that the above change in assumptions would occur in isolation of one another.

F-6 5

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

27	RETIREMENT BENEFIT OBLIGATION (cont’d)

There was no change in the methods and assumptions used in preparing the sensitivity analysis from the prior year. The average duration of the benefit obligation as at 31 December 2022 is 8 years (31 December 2021: 9 years and 2020: 10 years).

	2022	2021
	US$’000	US$’000

Present value of unfunded obligations	1,397	1,613
Present Value of Obligations in excess of Plan Assets	1,397	1,613

28	SHARE CAPITAL

	Number of shares	Share capital
		US$’000
Issued and paid up:
At 1 January 2020 and 31 December 2020	19,063,833	320,683

Issued during the year	246,191	-
At 31 December 2021	19,310,024	320,683

Issued during the year	161,984	-
At 31 December 2022	19,472,008	320,683

In the TMI
Offer
a proposal (the “Award Election Opportunity”) was made by the Offeror and the Company to the holders of outstanding awards which are unvested or vested but remain unsettled (“FSA Holders”) which was granted under the Grindrod Shipping Holdings Ltd. 2018 Forfeitable Share
Plan (Note 29).
On December 1, 2022, 161,984 new ordinary shares were issued to fulfil the outstanding Company Forfeitable Shares.

On 1 March 2021, the Company issued 246,191 additional shares of no par value to certain employees to partially settle the 2018 FSP awards that vested on 1 March 2021.

Except for treasury shares, fully paid ordinary shares, which have no par value, carry one vote per share and a right to dividends as and when declared by the company.

F- 6 6

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

29	OTHER EQUITY AND RESERVES

	2022	2021
	US$’000	US$’000

Treasury shares	-	(11,870)
Share compensation reserve	-	4,777
Hedging reserve	(1,337)	5,457
Translation reserve	(10,700)	(9,783)
Merger reserve	(12,649)	(12,649)
At 31 December 2022	(24,686)	(24,068)

Treasury shares

	Number of shares	Share capital
		US$’000

Balance at 1 January 2021	56,975	387
Acquisition of shares	825,163	11,876
Reissued to employees under the Fo r feitable Share Plan	(56,975)	(393)
Balance at 31 December 2021	825,163	11,870
Reissued to Offeror under the TMI Offer	(825,163)	(11,870)
Balance at 31 December 2022	-	-

On 29 May 2020 and 27 May 2021, shareholders granted the board of directors with the authority to repurchase shares of the company. The repurchase authority expires at the next Annual General Meeting, unless renewed, and may be suspended or terminated by the company at any time without prior notice. The authority allows the company to acquire ordinary shares in the open market on NASDAQ and the JSE. On 1 December 2022, the minimum conditions of the
TMI Offer
were met and all awards vested. All employees agreed to transfer their shares and all treasury shares were reissued to Good Falkirk (MI). See share compensation reserve below for further information. Shares issued out of treasury shares are accounted for on a first-in first-out basis.

Share compensation reserve

	2022	2021
	US$’000	US$’000

Balance at 1 January	4,777	3,954
Share-based payments expenses	8,134	3,330
Treasury shares issued to employees under the Forfeitable Share Plan	(12,911)	(2,507)
Balance at 31 December	-	4,777

The Group operates the 2018 FSP, in which certain employees of the company and its subsidiaries participate. On 31 July 2018, the Group granted the participating employee’s entitlements to be settled with a specified number of ordinary shares in the company (‘Awards”) which shares will be allotted and issued in 3 equal tranches over a period of 3 years commencing on 1 March 2020. On 9 June 2020, 2 July 2021, 23 August 2021 and 29 April 2022, the Group granted additional Awards which shares will be allotted and issued in 3 equal tranches over a period of 3 years commencing on 1 March 2021 for the awards granted in 2020, 1 March 2022 for the Awards granted in 2021 and 1 March 2023 for the Awards granted in 2022. This is subject to the condition that the participating employee remains employed during the vesting period relevant to each tranche.

F- 6 7

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

29	OTHER EQUITY AND RESERVES (cont’d)

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

At any time, the aggregate number of ordinary shares of the company may be granted under Awards that have not vested shall not exceed 5% of the ordinary shares in issue (excluding treasury shares) on the day preceding the Award. The 2018 FSP was adopted on 4 May 2018. On the date of adoption of the 2018 FSP, the company’s issued share capital comprised 1 ordinary share and accordingly no Awards could be granted thereunder. On 18 June 2018 the company’s share capital increased from 1 ordinary share to 19,063,833 ordinary shares, and from the following day the maximum number of ordinary shares that could have been granted was 953,191. Since the increase in the company share capital in 2021 the maximum number of ordinary shares that could have been granted was 965,501. As at 31 December 2021
,
862,502 ordinary shares were subject to Awards that had not been forfeited or vested and the maximum number of ordinary shares in respect of which further Awards could have been granted under the 2018 FSP in 2021 was 102,999.

On 1 December 2022, the minimum conditions of the TMI Offer were met and all outstanding awards vested and were settled during the year.

Details of the share aw
a
rds outstanding during the year are as follows:

Number of share awards:	2018	2020	2021	2022	Total
Outstanding at 1 January 2021	445,333	205,000	-	-	650,333
Issued during the year	-	-	516,000	-	516,000
Forfeited during the year	(1,333)	-	-	-	(1,333)
Awards vested to employees under the Forfeitable Share Plan	(223,332)	(80,500)	-	-	(303,832)
Outstanding at 31 December 2021	220,668	124,500	516,000	-	861,168
Issued during the year	-	-	-	232,646	232,646
Forfeited during the year	-	-	(106,667)	-	(106,667)
Awards vested to employees under the Forfeitable Share Plan	(220,668)	(80,500)	(171,996)	(38,468)	(511,632)
Awards vested to employees under TMI Offer	-	(44,000)	(237,337)	(194,178)	(475,515)
Outstanding at 31 December 2022	-	-	-	-	-

	US$	US$	US$	US$
Fair value at grant date	10.18	2.90	11.85	25.58

The fair value at grant date is determined based on the share price on the date of the grant. The Group recognised total expenses during the year of US$8,134,000 relating to the 2018 FSP (2021: US$3,330,000).

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

F- 68

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

29	OTHER EQUITY AND RESERVES (cont’d)

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

Merger reserve

This represents the residual differences between the ‘Parent invested capital’ and the Company’s ‘share capital’ as a result of the Spin-off of GSPL and GSSA from Grindrod Limited and the residual difference between the non-controlling interest and the purchase consideration for the remaining equity interest in IVS Bulk (Note 39).

30	REVENUE

A disaggregation of the Group’s revenue for the year based on timing of revenue recognition is as follows:

	2022	2021	2020
	US$’000	US$’000	US$’000
Over time:
Charter hire	193,631	210,079	81,212
Freight revenue	236,327	245,179	122,766
Vessel revenue	429,958	455,258	203,978

Management fees	521	581	1,526
Other	521	581	1,526

At a point in time:
Sale of ships	29,600	-	4,937
Sale of bunkers and other consumables	381	-	241
Ship sales	29,981	-	5,178

	460,460	455,839	210,682

Management expects that 100% of the transaction price allocated to the unsatisfied contracts as of 31 December 2022 will be recognised as revenue during the next reporting period. The Group applies the practical expedient in paragraph 121 of IFRS 15 and does not disclose information about remaining performance obligations that have original expected durations of one year or less.

F- 69

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

The tanker business, with the reportable segments of MR Tankers and Small Tankers, was discontinued in the prior year. The segment information reported on the next pages does not include any amounts for the discontinued operation, which are described in more detail in Note 37.

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

Group activities that do not relate to the above segments are accumulated in the ‘Unallocated’ segment financial information. Revenue reported in the segments represents revenue generated from external customers. There were no inter-segment sales in 2022, 2021 and 2020.

For the purpose of monitoring segment performance and allocating resources between segments, the chief operating decision maker monitors the tangible, intangible and financial assets at the consolidated Group level.

It is not practical to report revenue or non-current assets on a geographical basis due to the international nature of the shipping market.

For the years ended 31 December 2022, 2021 and 2020,
 no single customer
accounted for 10% or more of the Group’s drybulk business revenue within the Handysize and Supramax/Ultramax segments.

The accounting policies of the segments are the same as the Group’s accounting policies as described in Note 2.

F-7 0

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31	SEGMENT INFORMATION (cont’d)

The following is an analysis of the Group’s revenue, results and additions and impairments to non-current assets by segment

2022
	Drybulk Carrier Business		Other	Total	Unallocated	Total	Adjustments	Total
	Handysize	Supramax/ Ultramax			Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Vessel revenue	159,524	268,352	2,082	429,958	-	429,958	-	429,958
Ship sale revenue	-	-	29,981	29,981	-	29,981	-	29,981
Other	410	111	-	521	-	521	-	521
Total revenue	159,934	268,463	32,063	460,460	-	460,460	-	460,460

Voyage expenses	(30,683)	(60,420)	(1)	(91,104)	-	(91,104)	-	(91,104)
Vessel operating costs	(31,625)	(18,249)	2,973	(46,901)	-	(46,901)	-	(46,901)
Charter hire costs	(12,126)	(46,800)	-	(58,926)	-	(58,926)	-	(58,926)
Depreciation of ships, drydocking and plant and equipment– owned assets	(17,946)	(11,791)	(761)	(30,498)	-	(30,498)	-	(30,498)
Depreciation of ships and ship equipment – right-of-use assets	(14)	(35,662)	-	(35,676)	-	(35,676)	-	(35,676)
Cost of ship sale	-	-	(29,897)	(29,897)	-	(29,897)	-	(29,897)
Other	(1,024)	334	(6)	(696)	-	(696)	-	(696)
Costs of sales	(93,418)	(172,588)	(27,692)	(293,698)	-	(293,698)	-	(293,698)

Gross profit	66,516	95,875	4,371	166,762	-	166,762	-	166,762

Operating profit (loss)	54,904	76,546	2,200	133,650	(14,621)	119,029	5	119,034
Interest income	881	1,085	161	2,127	101	2,228	-	2,228
Interest expense	(7,847)	(8,075)	(1,211)	(17,133)	-	(17,133)	-	(17,133)
Share of losses of joint ventures	-	-	-	-	-	-	(5)	(5)
Income tax expense	(308)	(426)	(23)	(757)	-	(757)	-	(757)
Profit (loss) for the period	47,630	69,130	1,127	117,887	(14,520)	103,367	-	103,367

Reversal of impairment loss recognised on ships	(1,707)	-	-	(1,707)	-	(1,707)	-	(1,707)
Impairment loss on right-of-use asset	-	985	-	985	-	985	-	985
Capital expenditure	5,529	3,812	78	9,419	-	9,419	-	9,419

F-7 1

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31	SEGMENT INFORMATION (cont’d)

2021
	Drybulk Carrier Business		Others	Total	Unallocated	Total	Adjustments	Total
	Handysize	Supramax/Ultramax
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Vessel revenue	157,707	292,179	5,372	455,258	-	455,258	-	455,258
Ship sale revenue	-	-	-	-	-	-	-	-
Other	503	78	-	581	-	581	-	581
Total revenue	158,210	292,257	5,372	455,839	-	455,839	-	455,839

Voyage expenses	(27,235)	(69,600)	(129)	(96,964)	-	(96,964)	-	(96,964)
Vessel operating costs	(31,043)	(15,811)	2,896	(43,958)	-	(43,958)	-	(43,958)
Charter hire costs	(11,755)	(63,626)	-	(75,381)	-	(75,381)	-	(75,381)
Depreciation of ships, drydocking and plant and equipment– owned assets	(13,724)	(10,474)	(1,668)	(25,866)	-	(25,866)	-	(25,866)
Depreciation of ships and ship equipment – right-of-use assets	(17)	(34,881)	-	(34,898)	-	(34,898)	-	(34,898)
Cost of ship sale	-	-	-	-	-	-	-	-
Other	(457)	(1,419)	1	(1,875)	-	(1,875)	-	(1,875)
Costs of sales	(84,231)	(195,811)	1,100	(278,942)	-	(278,942)	-	(278,942)

Gross profit	73,979	96,446	6,472	176,897	-	176,897	-	176,897

Operating profit (loss)	65,612	78,777	3,616	148,005	(3,379)	144,626	31	144,657
Interest income	7	11	163	181	20	201	-	201
Interest expense	(4,873)	(6,376)	(1,049)	(12,298)	-	(12,298)	-	(12,298)
Share of losses of joint ventures	-	-	-	-	-	-	(31)	(31)
Income tax benefit	3	11	104	118	-	118	-	118
Profit (loss) for the period	60,749	72,423	2,834	136,006	(3,359)	132,647	-	132,647

(Reversal of) impairment loss on owned ships	(3,557)	-	-	(3,557)	-	(3,557)	-	(3,557)
(Reversal of) impairment loss on right-of-use assets	-	(1,046)	-	(1,046)	-	(1,046)	-	(1,046)
Impairment loss on disposal group	-	-	-	2,551	-	2,551	-	2,551
Impairment of goodwill and intangibles	94	871	-	965	-	965	-	965
Capital expenditure	5,947	26,423	1,134	33,504	-	33,504	-	33,504

F-7 2

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31           SEGMENT INFORMATION (cont’d)

2020
	Drybulk Carrier Business		Others	Total	Unallocated	Total	Adjustments	Total
	Handysize	Supramax/Ultramax
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Vessel revenue	74,641	124,352	5,463	204,456	-	204,456	(478)	203,978
Ship sale revenue	9,181	-	-	9,181	-	9,181	(4,003)	5,178
Other	697	320	217	1,234	-	1,234	292	1,526
Total revenue	84,519	124,672	5,680	214,871	-	214,871	(4,189)	210,682

Voyage expenses	(30,995)	(48,547)	(208)	(79,750)	-	(79,750)	(2,090)	(81,840)
Vessel operating costs	(28,417)	(13,640)	2,255	(39,802)	-	(39,802)	1,834	(37,968)
Charter hire costs	(8,827)	(25,542)	-	(34,369)	-	(34,369)	-	(34,369)
Depreciation of ships, drydocking and plant and equipment– owned assets	(12,235)	(9,087)	(1,889)	(23,211)	-	(23,211)	1,208	(22,003)
Depreciation of ships and ship equipment – right-of-use assets	(89)	(24,597)	-	(24,686)	-	(24,686)	12	(24,674)
Cost of ship sale	(9,351)	-	-	(9,351)	-	(9,351)	3,976	(5,375)
Other	(539)	129	(2)	(412)	-	(412)	14	(398)
Costs of sales	(90,453)	(121,284)	156	(211,581)	-	(211,581)	4,954	(206,627)

Gross profit	(5,934)	3,388	5,836	3,290	-	3,290	765	4,055

Operating profit (loss)	(16,346)	(3,181)	2,125	(17,402)	(2,109)	(19,511)	1,838	(17,673)
Interest income	90	96	222	408	-	408	59	467
Interest expense	(6,414)	(8,542)	(679)	(15,635)	(50)	(15,685)	579	(15,106)
Share of losses of joint ventures	-	-	-	-	-	-	(2,476)	(2,476)
Income tax expense/(expense)	(244)	(278)	333	(189)	-	(189)	-	(189)
Profit (loss) for the period	(22,914)	(11,905)	2,001	(32,818)	(2,159)	(34,977)	-	(34,977)

Impairment loss on owned ships	6,160	-	-	17,294	-	17,294	(1,012)	16,282
Impairment loss on disposal group	-	-	-	576	-	576	-	576
Acquisition of subsidiary (Note 39)	33,078	54,096	-	87,174	-	87,174	156,709	243,883
Capital expenditure	6,874	1,671	66	8,611	-	8,611	479	9,090

F-7 3

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

32	OTHER OPERATING INCOME (EXPENSE)

	2022	2021	2020
	US$’000	US$’000	US$’000

Reversal of (impairment loss) recognised on ships (Note 13)	1,707	3,557	(5,148)
(Impairment loss) reversal of impairment recognised on right-of-use assets (Note 14)	(985)	1,046	-
Impairment loss on goodwill (Note 18)	-	(965)	-
Reversal of (impairment loss) on financial assets	45	(2)	(1)
Net foreign exchange (loss) gain	(512)	95	4,868
Gain on disposal of plant and equipment	36	14	-
Gain on disposal of right-of-use asset	-	104	-
Other operating income	52	-	-
Other operating expenses	(2)	-	(12)
	341	3,849	(293)

33	INTEREST INCOME

	2022	2021	2020
	US$’000	US$’000	US$’000

Interest on loans to joint ventures (Note 5)	-	-	112
Bank interests	1,776	201	355
Other interest	452	-	-
	2,228	201	467

34	INTEREST EXPENSE

	2022	2021	2020
	US$’000	US$’000	US$’000

Interest on bank loans	14,119	6,231	7,128
Interest on non-bank loans	-	1,808	2,797
Amortisation of upfront fees on bank loans	1,539	1,263	1,831
Other finance costs	61	1,095	870
Interest on lease liabilities	1,414	1,901	2,480
	17,133	12,298	15,106

F-7 4

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

35	PROFIT (LOSS) BEFORE TAXATION

Profit (loss) before taxation has been arrived at after charging:

	2022	2021	2020
	US$’000	US$’000	US$’000

Depreciation of ships, dry-docking and plant and equipment (Note 13)	30,498	25,866	22,003
Depreciation of other property, plant and equipment *	57	51	39
Amortisation of intangible assets *	155	165	146
Total depreciation and amortisation – owned assets	30,710	26,082	22,188

Depreciation of ships and ship equipment – right-of-use	35,676	34,898	24,674
Depreciation of property – right-of-use *	889	938	946
Total depreciation and amortisation – right-of-use assets	36,565	35,836	25,620

Total depreciation and amortisation	67,275	61,918	47,808

Cost of inventories recognised as expense (included in voyage expenses)	78,172	57,633	47,135
Expense recognised in respect of equity-settled share-based payments	8,134	3,336	1,831
Employee benefits expenses (including directors’ remuneration and share based payments)	28,053	27,206	14,534
Cost of defined benefit plan and defined contribution plans included in employee benefits expenses	1,320	1,096	1,019
Tender offer and related expenses	10,307	-	-

* Included in administrative expense

F-7 5

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

36	INCOME TAX EXPENSE (BENEFIT)

In December 2004, Grindrod Shipping Pte. Ltd. was granted incentives under the Approved International Shipping Enterprise (“AIS”) Scheme, with effect from 10 June 2004. The incentives to the company expired in 2014 and has been renewed through 2024 subject to compliance with specified conditions. As such, the shipping profits of Grindrod Shipping Pte. Ltd. are exempted from income tax under Section 13F of the Singapore Income Tax Act. The shipping profits of the subsidiaries incorporated in Singapore are exempted from income tax under Section 13A of the Singapore Income Tax Act.

The tax rate used for the 2022, 2021 and 2020 reconciliations below is the corporate tax rate of 17% payable by corporate entities in Singapore on taxable profits under tax law in that jurisdiction. The corporate taxation rates payable by the South African entities in terms of the tax law in South Africa is 28% (2021 and 2020: 28%).

	2022	2021	2020
	US$’000	US$’000	US$’000
Current tax
In respect of the current year	428	513	181
Withholding taxes	127	48	10
In respect of prior years	(463)	(132)	-
	92	429	191

Deferred tax
In respect of the current year	665	(547)	(2)
	665	(547)	(2)

Income tax expense (benefit)	757	(118)	189

The total charge (credit) for the y
e
ar can be reconciled to the accounting profit (loss) as follows:

	2022	2021	2020
	US$’000	US$’000	US$’000

Profit (loss) before tax	104,124	132,529	(34,788)

Income tax expense (benefit) calculated at corporate rate	17,701	22,530	(5,914)
Adjusted for:
Effect of income that is exempt from tax	(32,053)	(27,890)	(2,967)
Effect of expenses that are not deductible in determining taxable profit	15,025	6,204	9,905
Effect of different tax rates of subsidiaries operating in other jurisdictions	420	(878)	(849)
Effect of tax losses disallowed to be brought forward	-	-	4
Overprovision of current tax in prior year	(463)	(132)	-
Withholding tax	127	48	10
	757	(118)	189

F- 7 6

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

37	DISCONTINUED OPERATION

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

The results of the discontinued operation, which were included in the profit (loss) for the year, were as follows:

	2021	2020
	US$’000	US$’000

Revenue	52,980	68,535
Cost of sales
Voyage expenses	(421)	(1,601)
Vessel operating costs	(1,942)	(9,509)
Charter hire costs	-	(3,851)
Depreciation of ships, drydocking and plant and equipment– owned assets	-	(1,846)
Depreciation of ships and ship equipment – right-of-use assets	-	(1,739)
Other expenses	(61)	(582)
Cost of ship sale	(50,580)	(38,356)
Gross (loss) profit	(24)	11,051
Other operating expense	(2,986)	(13,264)
Administrative expense	(2,253)	(3,173)
Share of (losses) profit of joint ventures	(1)	1,531
Interest income	35	98
Interest expense	(649)	(1,832)
Loss before taxation	(5,878)	(5,589)
Income tax benefit (expense)	2,713	(534)
Net loss attributable to discontinued operation (attributable to the owners of the Company)	(3,165)	(6,123)

Cash flows relating to the discontinued operation of the tanker business were as follows:
Net cash flows from discontinued operation
Cash generated from (used in) from operating activities	21,902	29,845
Cash generated from (used in) from investing activities	962	(1,492)
Cash used in financing activities	(25,949)	(25,723)

Included in the income tax benefit for 2021 was the reversal of a tax provision of US$2,400,000. On the 7 May 2021, the United Kingdom Upper Tribunal found in the Group’s favour with respect to the tax dispute with Her Majesty’s Revenue & Customs service of the United Kingdom (“HMRC”). HMRC decided not to appeal the decision and a reversal of the tax provision was recorded in profit or loss in the line item ‘Income tax benefit (expense)’.

F- 7 7

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

38	ASSETS CLASSIFIED AS HELD FOR SALE

	2022	2021
	US$’000	US$’000

Net assets of disposal group held for sale as at 1 January	-	3,254

Sale of business during the year	-	(100)
Movements during the year on assets held for sale	-	(60)
Impairment of disposal group held for sale	-	(2,551)
Effect of foreign currency exchange differences	-	(543)

Net assets of disposal group held for sale as at 31 December	-	-

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

F- 78

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

39	ACQUISITION OF A SUBSIDIARY

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

Assets and liabilities recognised at the date of acquisition	2020
US$’000

Cash and bank balances including restricted cash	15,774
Other receivables and prepayments	694
Due from related parties	2,512
Inventories	485
Ships, property, plant and equipment	243,883
Right-of-use assets	87
Bank loans	(125,517)
Other payables	(2,690)
Due to related parties	(33)
Lease liabilities	(90)
Fair value of net identifiable assets acquired	135,105

Net cash outflows arising on acquisition of IVS Bulk Pte. Ltd.	2020
US$’000

Total purchase consideration	(44,087)
Less: cash and bank balances including restricted cash	15,774
Payment for acquisition of subsidiary, net of cash acquired	(28,313)

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

On 1 September 2021, the Group acquired the remaining 31.14% equity stake in IVS Bulk Pte. Ltd. for US$46,634,000, comprising of US$37,219,000 for the purchase of the ordinary shares, interest on the purchase price of US$275,000, related expenses of US$53,000 and US$9,087,000 for the preference shares. The purchase consideration was used to settle the non-controlling interest of US$52,339,000 and the difference of US$5,705,000 was recognised in equity as in Merger Reserve (Note 29).

F- 79

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

40	EARNINGS PER SHARE

The calculation of basic and diluted earnings per share is based on the following data:

From continuing operations and discontinued operation

Earnings

	2022	2021	2020
	US$’000	US$’000	US$’000
Profit (loss) for the purpose of basic profit (loss) per share
Net profit (loss) attributable to the shareholders of the Group	103,367	118,925	(38,795)
Effect of dilutive potential on ordinary shares	-	-	-
Profit (loss) for the purposes of diluted profit (loss) per share	103,367	118,925	(38,795)

Number of shares for the purpose of calculating basic and diluted profit (loss) per share

	2022	2021	2020

Weighted average number of ordinary shares for the purpose of basic profit (loss) per share	18,949,972	19,150,787	18,966,414
Effect of dilutive potential ordinary shares due to FSP share awards	-	861,168	-
Weighted average number of ordinary shares for the purpose of diluted profit loss per share	18,949,972	20,011,955	18,966,414

	US$	US$	US$
Basic profit (loss) per share	5.45	6.21	(2.05)
Diluted profit (loss) per share	5.45	5.94	(2.05)

The following potential ordinary shares are anti-dilutive and are therefore excluded from the weighted average number of ordinary shares for the purpose of diluted profit (loss) per share:

Number of shares	-	-	650,333

The shares granted under the 2018 FSP became dilutive to basic profit (loss) per share in
2021
.

F-8 0

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

40	EARNINGS PER SHARE (cont’d)

From continuing operations

Earnings

	2022	2021	2020
	US$’000	US$’000	US$’000
Profit (loss) for the purpose of basic profit (loss) per share
Net profit (loss) attributable to the s h areholders of the Group	103,367	118,925	(38,795)
Adjustments to exclude loss for the year from discontinued operation	-	3,165	6,123
Profit (loss) from continuing operations for the purpose of basic profit (loss) per share from continuing operations	103,367	122,090	(32,672)
Effect of dilutive potential ordinary share	-	-	-
Profit (loss) for the purposes of diluted profit (loss) per share from continuing operations	103,367	122,090	(32,672)

	US$	US$	US$
Basic profit (loss) per share	5.45	6.38	(1.72)
Diluted profit (loss) per share	5.45	6.10	(1.72)

From discontinued operation

	2022	2021	2020
	US$	US$	US$
Basic profit (loss) per share	-	0.17	0.33
Diluted profit (loss) per share	-	0.16	0.33

41	DIVIDENDS

	2022	2021	2020
	US$’000	US$’000	US$’000
Amounts recognised as distributions to equity holders in the year
Interim dividend paid 22 March (2021: 13 December)	13,650	13,546	-
Interim dividend paid 20 June	8,910	-	-
Interim dividend paid 19 September	15,957	-	-
Interim dividend paid 1 December	97,360	-	-
	135,877	13,546	-

	US$	US$	US$
Interim dividend per share - paid 22 March (2021:13 December)	0.72	0.72	-
Interim dividend per share - paid 20 June	0.47	-	-
Interim dividend per share - paid 19 September	0.84	-	-
Interim dividend per share - paid 1 December	5.00	-	-

F-81

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

42	NON-CONTROLLING INTEREST

	2022	2021
	US$’000	US$’000

Balance at 1 January	-	41,782
Acquisition of the non-controlling interest of IVS Bulk Pte. Ltd. (Note 39)	-	(52,339)
Share of profit (loss) for the year	-	10,557
Balance at 31 December	-	-

The non-controlling interest was acquired by the Group on 1 September 2021 and the equity balance was settled as part of the purchase price.

43	COMMITMENTS

The Group has entered into drydock and ballast water treatment contracts for some of its ships during the year. In terms of the agreements, the Group has committed to payments for these ships. The following has been authorised:

	2022	2021
	US$’000	US$’000

Due within one year	1,399	887

The expenditure will be financed out of cash resources from operations and bank loans.

44	GOING CONCERN

The historical consolidated financial information presented has been prepared on the assumption that the Group as a whole will continue to operate as going concerns. The Board of Directors has no reason to believe that the Group will not continue to operate as a going concern as disclosed in Note 4 to the consolidated financial statements.

45	EVENTS AFTER THE REPORTING PERIOD

a)	On 15 February 2023, the Company’s Board of Directors declared an interim quarterly cash dividend of US$0.03 per ordinary share, payable on or about 17 March 2023, to all shareholders of record as of 10 March 2023 (the “Record Date”). As of 15 February 2023, there were 19,472,008 common shares of the Company outstanding.

b)	On 22 December 2022, the ship IVS Hirono was contracted for sale for $ 23,750,000 . The vessel was delivered to the new owners o n 16 March 2023.

c)	On 3 March 2023, the ship IVS Sentosa was contracted for sale for $ 10,950,000 . The vessel is expected to be delivered to the new owners in March 2023.

F-8 2