Form 20-F
period 2023-12-31
Grindrod Shipping Holdings Ltd.
filed 2024-03-27
CIK 1725293

UNITED

STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023
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

1 Temasek Avenue
#10-02 Millenia Tower
Singapore 039192

(Address of principal executive offices)

With copies to:
Edward Buttery
Tel: 65 6323 0048
1 Temasek Avenue
#10-02 Millenia Tower
Singapore 039192

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
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 19,685,590 ordinary shares (excluding treasury shares)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:
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

On October 12, 2022, we announced that we had entered into a Transaction Implementation Agreement (“TIA”), dated as of October 11, 2022, between the Company, Taylor Maritime Investments Limited (“TMI”) and Good Falkirk (MI) Limited, a wholly-owned subsidiary of TMI (the “Offeror”), providing for a voluntary conditional cash offer (the “TMI Offer”) to be made by the Offeror for all of the issued ordinary shares in the capital of the Company. All shares that were validly tendered were accepted for payment, following which TMI owned approximately 73.78% of the shares of the Company. A subsequent offer period began immediately thereafter and expired on December 19, 2022. On expiration of the subsequent offer period, TMI held approximately 83.23% of the outstanding shares of the Company.

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

In this annual report all references to “Fleet” mean the 24 vessels we operate as of the date of this report, listed in “Item 4. Information on the Company—B. Business Overview—Our Fleet”.

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

Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:

•	our future operating or financial results;

•	the strength of world economies, including, in particular, in China and the rest of the Asia-Pacific region;

•	cyclicality of the drybulk industry, including general drybulk shipping market conditions and trends, including fluctuations in charter hire rates and vessel values;

•	changes in supply and demand in the drybulk shipping industry, including the market for our vessels;

•	changes in the value of our vessels;

•	changes in our business strategy and expected capital spending or operating expenses, including drydocking, surveys, upgrades and insurance costs;

•	competition within the drybulk industry;

•	seasonal fluctuations within the drybulk industry;

•	our ability to employ our vessels in the spot market and our ability to enter into time charters after our current charters expire;

•	general economic conditions and conditions in the coal industry;

•	our ability to satisfy the technical, health, safety and compliance standards of our customers;

•	the failure of counterparties to our contracts to fully perform their obligations with us;

•	our ability to execute our growth strategy;

•	international political conditions, including additional tariffs imposed by China and the United States;

•	potential disruption of shipping routes due to weather, accidents, political events, natural disasters or other catastrophic events;

•	vessel breakdowns;

•	corruption, piracy, military conflicts, political instability and terrorism in locations where we may operate, including the conflict between Russia and Ukraine;

•	fluctuations in interest rates and foreign exchange rates and changes in the method pursuant to which the Secured Overnight Financing Rate (“SOFR”) and other benchmark rates are determined;

•	changes in the costs associated with owning and operating our vessels;

•	changes in, and our compliance with, governmental, tax, environmental, health and safety regulations;

•	potential liability from pending or future litigation;

•	our ability to procure or have access to financing, our liquidity and the adequacy of cash flows for our operations;

•	the continued borrowing availability under our debt agreements and compliance with the covenants contained therein;

•	our ability to fund future capital expenditures and investments in the construction, acquisition and refurbishment of our vessels;

•	our dependence on key personnel;

•	our expectations regarding the availability of vessel acquisitions and our ability to buy and sell vessels and to charter-in vessels as planned or at prices we deem satisfactory;

•	adequacy of our insurance coverage;

•	effects of new technological innovation and advances in vessel design;

•
the effects of
any outbreaks of epidemic or
pandemic
 diseases, and governmental responses thereto
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

Risks Related to Our Industry

•	Global economic conditions could negatively affect the markets in which we operate and could affect our results;
•	Charter rates and spot markets for drybulk carriers are volatile, which could affect our results;
•	The fair market values of our vessels are volatile which could limit our borrowings, cause us to breach covenants or result in impairment losses;
•	Inflation could continue to adversely affect our business and financial results;
•	An inability to effectively time investments in and divestments of vessels could affect our business strategy;
•	An over-supply of drybulk carrier capacity may lead to a reduction in drybulk carrier charter rates;
•	We operate in the highly competitive international shipping industry and we may not be able to successfully compete;
•	Our drybulk shipping charter rates and spot rates will be subject to seasonal and cyclical fluctuations;
•	We are subject to complex laws and regulations, that can affect the cost, manner or feasibility of doing business;
•	Climate change and greenhouse gas restrictions may adversely affect our operating results;
•	Our growth depends on continued growth in demand for commodities and the seaborne transportation of such cargoes;
•	If we cannot meet our customers’ requirements we may not be able to operate our vessels profitably;
•	World events, including terrorist attacks and regional conflict, could affect our results;
•	Increasing trade protectionism and unraveling multilateral trade agreements could impact our client’s and our business;
•	Acts of piracy on ocean-going vessels may impact our business;
•	We are subject to international safety regulations and requirements imposed by our classification societies and the failure to comply with these regulations may affect our business;
•	Increased inspection procedures and tighter import and export controls could increase costs and disrupt our business;
•	Changes in fuel, or bunker, prices may adversely affect our profits;
•	Long-term technological innovations could expose us to lower vessel utilization and/or decreased charter rates;
•	We operate drybulk carriers worldwide and, as a result, our business has inherent operational risks;
•	Maritime claimants could arrest or attach one or more of our vessels, which could interrupt our cash flows;
•	Labor interruptions could disrupt our business;
•	Our vessels may call on ports located in countries that are subject to restrictions which could affect our reputation;
•	We could be adversely affected by violations of worldwide anti-corruption laws;
•	The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us;
•	Governments could requisition our vessels during a period of war or emergency, which could affect our results ; and
•	Outbreaks of epidemic and pandemic diseases and governmental responses thereto, could affect our results.

Risks Related to Our Business

•	Our drybulk vessels are employed in the spot market and a decrease in drybulk spot rates could affect our results;
•	A reduction in charter rates, spot market rates, market deterioration or the aging of our Fleet may result in impairment charges against our vessels;
•	We depend on certain customers for our revenue who could default on their obligations;
•	A drop in spot market rates may provide an incentive for customers to default on their charters and contracts;
•	We are subject to certain risks with respect to our counterparties to contracts, which could cause us to suffer losses;
•	We may be unable to attract and retain key management personnel and other employees, which could affect our results;

•	The aging of our vessels may result in increased operating costs in the future, which could affect our results;
•	We may not have adequate insurance to compensate us for losses due to the inherent risks in the industry;
•	We may have difficulty managing our planned growth properly;
•	Grindrod Shipping depends on its subsidiaries to distribute funds to it;
•	Our future capital needs are uncertain and we may need to raise additional funds in the future;
•	Servicing our current or future indebtedness and meeting certain financing obligations limits available funds;
•	We are exposed to volatility in benchmark rates (in particular Term SOFR) which could affect our results;
•	We are leveraged, which could significantly limit our ability to execute our business strategy;
•	Utilising derivative instruments, such as forward freight or bunker swap agreements, could affect our results;
•	We may be subject to litigation that could affect our results;
•	Some of the vessels in our Fleet are operated by third-party technical managers which may affect our results;
•	Some of the third-party managers are privately held companies with limited public information available;
•	Security breaches and disruptions to our information technology infrastructure could affect our operations;
•	Exchange rate fluctuations could cause exchange rate losses;
•	If we are unable to operate our financial and operations systems effectively, our performance may be affected;
•	We need to maintain our relationships with local shipping agents, port and terminal operators;
•	Prolonged disruption in the loading and unloading of our vessels and port congestion could affect our operations;
•	If we acquire and/or operate secondhand vessels, we could be exposed to increased operating costs;
•	Technological innovation could reduce our charter hire income and the value of our vessels;
•	Newbuilding projects are subject to risks that could cause delays, cost overruns or cancellations;
•	Our failure to comply with data privacy laws could damage our customer relationships and expose us to litigation; and
•	We currently bank with a limited number of financial institutions, which subjects us to credit risk.

Risks Relating to Our Ordinary Shares

•	There may not be a liquid market for the Grindrod Shipping ordinary shares;
•	Certain shareholders own large portions of our ordinary shares, which may influence the outcome of significant votes;
•	The Grindrod Shipping ordinary shares are traded on two stock exchanges and this may result in price variations;
•	If analysts do not publish research or reports about our business, our share price and trading volume could decline;
•	Grindrod Shipping may not have sufficient distributable profits to distribute dividends or assets to shareholders;
•	Any shareholder whose principal currency is not the U.S. dollar is subject to currency risk on dividends paid;
•	Grindrod Shipping is a Singapore company, and shareholder rights differ from those under U.S. law;
•	Grindrod Shipping is subject to the laws of Singapore, which differ from the laws of the United States;
•	Anti-takeover provisions under Singapore law may affect a future takeover or change of control of Grindrod Shipping, which could affect the share price;
•	Under Singapore law, shareholder approval is required to allow us to issue new shares;
•	The Jumpstart Our Business Startups Act of 2012 allows us to postpone the date by which we must comply with some disclosure and investor protection laws;
•	As a “foreign private issuer” we are permitted to follow certain home country corporate governance practices;
•	If we lost foreign private issuer status, we would be required to comply with the Exchange Act’s domestic reporting regime;
•	If we fail to establish and maintain proper internal controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired;
•	We incur certain significant costs as a company whose ordinary shares are publicly traded in the United States;
•	We are subject to significant scrutiny and expectations with respect to our Environmental, Social and Governance (“ESG”) policies; and
•	Certain of Grindrod Shipping’s directors may have actual or potential conflicts of interest.

Tax Risks

•	We may have to pay tax on U.S. source income, which would reduce our earnings;
•	U.S. tax authorities could treat us as a passive foreign investment company;
•	We may be subject to taxes, which may reduce our cash available for distribution to our shareholders; and
•	Grindrod Shipping shareholders may be subject to Singapore taxes.

Risks Related to Our Industry

Global economic conditions, in particular in China and the rest of the Asia-Pacific region, could negatively affect the markets in which we operate which could have a material adverse effect on our business, financial condition, cash flows, results of operations and ability to obtain financing.

The world economy is currently facing a number of challenges, including the recent turmoil and hostilities in various regions, including Ukraine, Russia, Azerbaijan, North Korea, Myanmar, the Middle East, including Iran, Iraq, Israel, Syria, the Persian Gulf, the Red Sea,
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

The United States, Europe and other parts of the world have experienced a deceleration of economic growth after the post-pandemic resurgence. The credit markets in the United States and Europe underwent significant contraction, deleveraging and reduced liquidity in 2008 and again in 2020
, and have been affected by elevated interest rates in recent years. The securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The Securities and Exchange Commission, or the SEC, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies and may effect changes in law or interpretations of existing laws that could adversely impact the markets in which our securities trade
.

We anticipate that a significant number of the port calls made by our vessels and those of our competitors will continue to involve the loading or discharging of drybulk commodities such as iron ore and coal in ports in the Asia Pacific region.
China is a particularly important market for such commodities in the region as
China is responsible for approximately 54% of the world’s crude steel output and is heavily reliant on the import of the necessary raw materials, such as iron ore and coal.
In recent years, China’s real economic growth rate has been subdued relative to its past growth, and continued weakness in the property sector, weak productivity, an aging population and reduced external demand continues to weaken China’s economic growth. In addition, in
 2020 China introduced a cap on annual steel output which reduced iron ore imports. The cap was removed in 2023, improving imports into the region, but exports were affected by the weaker global economy and reduced demand for steel. It is possible that China and other countries in the Asia Pacific region will continue to experience slowed or even negative economic growth in the future which will negatively impact the demand for drybulk shipping. Moreover, economic slowdown in the economies of the United States, Europe and other Asian countries may further adversely affect economic growth in China and elsewhere. Our business, financial condition, cash flows and results of operations, as well as our future prospects, will likely be materially and adversely affected by a further economic downturn in any of these countries or geographic regions.

Global financial markets and economic conditions have been and continue to be volatile. Credit markets and the debt and equity capital markets have been distressed and the uncertainty surrounding the future of the global credit markets has resulted in reduced access to credit worldwide. High interest rates in the United States, Eurozone and other regions may also negatively impact global economic growth, demand for our drybulk shipping services and our cost of capital. Federal officials in the United States are discussing interest rate reductions, but this will only commence if inflation drops below official targets
. These issues, along with significant write-offs in the financial services sector, the re-pricing of credit risk and the current weak economic conditions, have made, and will likely continue to make, it challenging to obtain additional financing. In addition, the current state of global financial markets and current economic conditions might adversely impact our ability to issue additional equity at prices which will not be dilutive to our existing shareholders or preclude us from issuing equity at all.

Also, as a result of concerns about the stability of financial markets, rising energy prices, inflation and the solvency of counterparties, the cost of obtaining money from the credit markets has increased. We cannot be certain that financing will be available to the extent required to implement our business strategy, or that we will be able to refinance our credit facilities in due course, on acceptable terms or at all. If financing or refinancing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they become due or we may be unable to enhance our existing business, acquire newbuildings and additional vessels or otherwise take advantage of business opportunities as they arise.

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

The drybulk shipping industry is cyclical with high volatility in charter rates and profitability. The degree of charter rate volatility among different types of drybulk carriers has varied widely; however, a downturn in the drybulk charter market will severely affect the entire drybulk shipping industry and charter rates for drybulk carriers will decline significantly. In the past, time charter and voyage charter rates for drybulk carriers have declined below operating costs of vessels. The Baltic Dry Index, or the BDI, an index of daily average of charter rates for key drybulk routes published by the Baltic Exchange Limited, which has long been viewed as the main benchmark to monitor the movements of the drybulk vessel charter market and the performance of the entire drybulk shipping market, declined approximately 97.5% from its high of 11,793 in May 2008 to 290 on February 10, 2016 and has remained volatile since then. During the year ended December 31, 2023, the BDI started on 1,250 and finished 68% higher on 2,094 points. The index achieved an annual high of 3,346 on December 4, 2023 and an annual low of 530 on February 16, 2023.

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

Factors that influence demand for drybulk carrier capacity include:

•	supply of and demand for energy resources, commodities, consumer and industrial products;

•	changes in the exploration or production of energy resources, commodities, consumer and industrial products;

•	the location of regional and global production and manufacturing facilities;

•	the location of consuming regions for energy resources, commodities, consumer and industrial products;

•	the globalization of production and manufacturing;

•	global and regional economic and political conditions, including armed conflicts and terrorist activities, embargoes, tariffs and strikes;

•	disruptions and developments in international trade including additional trade tariffs imposed;

•	economic slowdowns caused by public health events;

•	the cost of steel and labor;

•	the cost and availability of financing;

•	changes in seaborne and other transportation patterns, including the distance cargo is transported by sea;

•	environmental and other regulatory developments;

•	competition from alternative sources of energy;

•	international sanctions, embargoes, import and export restrictions, nationalizations and wars;

•	currency exchange rates; and

•	weather, natural disasters and other catastrophic events may disrupt drybulk trading patterns.

Factors that influence the supply of drybulk carrier capacity include:

•	the number of newbuilding orders and deliveries, including slippage in deliveries;

•	the number of shipyards and ability of shipyards to deliver vessels;

•	port or canal congestion;

•	the scrapping rate of older vessels;

•	environmental concerns and regulations;

•	changes in international regulations that may result in the reduced carrying capacity of vessels or early obsolescence of tonnage;

•	speed of vessel operation;

•	vessel casualties;

•	weather; and

•	the number of vessels that are out of service, namely those that are laid-up, drydocked, awaiting repairs or otherwise not available for hire.

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

The fair market values of our drybulk carriers have been very volatile and may continue to fluctuate depending on a number of factors, including:

•	prevailing levels of charter rates;

•	general economic and market conditions affecting the shipping industry;

•	competition from varying types and sizes of vessels;

•	the ages of vessels;

•	the supply of and demand for vessels;

•	other modes of transportation;

•	the cost of newbuildings;

•	governmental and other regulations;

•	the need to upgrade vessels as a result of charterer requirements, technological advances in vessel design or equipment or otherwise;

•	bunker prices;

•	competition from other shipping companies; and

•	the duration and impact of epidemic and pandemic diseases.

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

The world economy is facing a number of challenges, related
in part
to geopolitical tensions, which
have
led to disruptions in supply chains, energy and commodity markets and subsequently to a high inflation environment. Inflation could continue to adversely affect our business and financial results by increasing the costs of labor and materials needed to operate our business. During 2023, central banks increased interest rates to combat inflation. The Federal Reserve has increased the federal funds interest rate by 100 basis points during the last twelve months.
Global economic conditions and global financial markets have been, and continue to be, volatile and certain countries may face recession and uncertainty surrounding the potential for continued economic growth. Tighter monetary conditions and lower growth or recession as a result of the inflationary environment could potentially affect our financial and debt stability. Depending on developments in the drybulk industry and other economic conditions, we may be unable to raise our charter rates enough to offset the increasing costs of our operations, which would decrease our profit margins. Inflation may also raise our costs of capital and decrease our purchasing power, making it more difficult to maintain sufficient funds to operate our business.

An inability to effectively time investments in and divestments of vessels could prevent the implementation of our business strategy and negatively impact our business, financial condition, cash flows and results of operations.

In order to maintain a young fleet, we are required to replace older vessels with newer ones over time. In order to do so, we intend to grow our Fleet by entering into long-term chartering, making acquisitions and disposals in the resale and second-hand markets and exercising purchase options in certain of our long-term charter contracts. Our business is greatly influenced by long-term chartering contracts, the timing of investments and/or divestments, the exercise of our purchase options to acquire vessels and contracting of newbuildings. As of the date of this annual report, we have purchase options to acquire three vessels that we time charter. For a discussion of the terms of these purchase options, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Overview”. If we are unable to identify the optimal timing of such investments, of the exercise of our purchase options, of divestments or of contracting of newbuildings in relation to the shipping value cycle or unable to execute at the optimal timing due to capital constraints or other reasons, this could have a material adverse effect on our business, financial condition, cash flows and results of operations.

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

The market supply of drybulk carriers has increased significantly since the beginning of 2005. As of February 2024, newbuilding orders, which extend to 2026 and beyond, had been placed for approximately 9.6% of the existing global drybulk fleet capacity for handysize drybulk vessels and 14.9% of the existing global drybulk fleet capacity for supramax/ultramax drybulk vessels. There has been a relatively slower pace of both newbuild deliveries and demolition over the last decade due to uncertainty over fuelling technology. Drybulk carrier supply growth has in previous years outpaced drybulk carrier demand growth, causing downward pressure on drybulk charter rates. If the capacity of new drybulk carriers delivered exceeds the capacity of drybulk carriers being scrapped, drybulk capacity will increase. Until the new supply is fully absorbed by the market, drybulk charter rates may continue to be under pressure in the near to medium term and this could have a material adverse effect on our business, financial condition, cash flows and results of operations.

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

Our operations are subject to numerous international, national, state and local laws, regulations, treaties and conventions in force in international waters and the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These laws and regulations include, but are not limited to, the U.S. Oil Pollution Act of 1990, or OPA, the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, the U.S. Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990, or the CAA, the U.S. Clean Water Act, or the CWA, and the U.S. Maritime Transportation Security Act of 2002, or the MTSA, and regulations of the UN International Maritime Organization, or IMO, including the International Convention for the Prevention of Pollution from Ships of 1973, or MARPOL, including the designation of Emission Control Areas, or ECAs, thereunder, the International Convention for the Safety of Life at Sea of 1974, or SOLAS, the International Convention on Civil Liability for Bunker Oil Pollution Damage of 2001, or BUNKER, the International Convention of Civil Liability for Oil Pollution Damage of 1969, or CLC, the International Ship and Port Facility Security Code, or the ISPS code, the International Convention on Load Lines of 1966, or the LL Convention, the Energy Efficiency Existing Ship Index and the Carbon Intensity Indicator rating scheme.

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

An increasing concern for, and focus on, climate change has promoted extensive existing and proposed international, national and local regulations intended to reduce greenhouse gas or “GHG” emissions. These regulatory measures may include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. Any passage of climate control legislation or other regulatory initiatives by the IMO, the European Union, the United States or other countries where we operate, or any treaty adopted at the international level, that restricts
emissions of GHG could require us to make significant financial expenditures that we cannot predict with certainty at this time. Compliance with such regulations and our efforts to participate in reducing GHG emissions will likely increase our compliance costs, require significant capital expenditures to reduce vessel emissions and require changes to our business. Even in the absence of climate control legislation and regulations, our business and operations may be materially affected to the extent that climate change results in sea level changes or more intense weather events. See “Item 4. Information on the Company—Business Overview—Environmental and Other Regulations”.

Adverse effects upon the coal industry relating to climate change, including growing public concern about the environmental impact of climate change, may also adversely affect demand for our services. For example, increased regulation of GHGs or other concerns relating to climate change may reduce the demand for coal in the future or create greater incentives for use of alternative energy sources. Therefore, any long-term material adverse effect on the coal industry could have a material adverse effect on our future performance, results of operations, cash flows and financial position.

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

In addition, our growth depends on continued growth in world and regional demand for commodities and the transportation of such cargoes by sea, which could be negatively affected by a number of factors, including:

•	technology developments and their effect on factors such as cost, alternative or substitute products, alternative methods of production and the location of production;

•	the economic and financial developments globally, including actual and projected global economic growth;

•	decreases in the consumption of coal due to increases in its price relative to other energy sources, and other factors making consumption of coal less attractive or energy conservation measures;

•	availability of new, alternative energy sources; and

•	negative or deteriorating global or regional economic or political conditions, particularly in coal-consuming regions, which could reduce energy consumption or its growth.

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

On February 24, 2022, Russia invaded Ukraine leading to what is now a multi-year war and a humanitarian crisis. The impacts of the conflict to date on the drybulk market have included a redirection of cargo flows and higher commodity prices as market participants rush to secure commodities in tighter global markets, particularly for energy and grains, resulting in part from sanctions on various Russian exports. Faced with increased fuel prices, drybulk carriers have also run at slower average vessel speeds to reduce fuel consumption. The U.S., Europe and other countries have imposed unprecedented economic sanctions in response to Russian actions, which could be increased with uncertain effects on the drybulk market and the world economy. In addition, the U.S. and certain other North Atlantic Treaty Organization (NATO) countries have been supplying Ukraine with military aid. The longer-term impact of Russia’s war in Ukraine remains unknown. Russia and Ukraine have exported significant volumes of coal and grain cargoes. A reduction of these exports as well as the global effect of these reduced supplies may result in lower trade volumes, higher commodity prices, increased inflation, and potential demand destruction. U.S. officials have also warned of the increased possibility of Russian cyberattacks, which could disrupt the operations of businesses involved in the drybulk industry, including ours. As a reaction to higher energy prices, China has chosen to increase domestic coal production to bolster energy security. The scope or intensity of the ongoing military conflict as well as sanctions and other responses to it could increase, potentially having negative effects on the global economy and markets. While Ukraine and Russia reached an agreement to extend an arrangement allowing shipment of grain from Ukrainian ports through a humanitarian corridor in the Black Sea in November 2022, the agreement was terminated in July 2023, which continues to create supply shortages and increased grain prices in the region and globally. Any of these occurrences, or the continuation or worsening of any such occurrences, could have a material adverse impact on our business, results of operation, financial condition, and ability to pay dividends.

Geopolitical tensions have increased since commencement of the Israel-Hamas war on
October 7
, 2023. There is widespread uncertainty about the degree of any increased escalation of the war, interventions by other groups or nations, and resulting instability in the Middle East. Following missile attacks on merchant vessels in the region of the Bab al-Mandab Strait and the Gulf of Aden at the southern end of the Red Sea, including one missile strike that killed three crew members, there is disruption in the maritime trade through Suez-Canal. As a result of these attacks, many shipping companies have routed their vessels away from the Red Sea, which has affected trading patterns, increasing freight rates and expenses. During November 2023, the Company notified all customers that we would not be proceeding via the Red Sea. Further escalation or expansion of hostilities could continue to affect our business and results of operations.

Past terrorist attacks, as well as the threat of future terrorist attacks around the world, continue to cause uncertainty in the world’s financial markets and may affect our business, operating results and financial condition. Continuing conflicts and recent developments in Ukraine, Russia, Azerbaijan, North Korea, Myanmar, the Middle East, including Israel, Iran, Iraq, Syria, the Persian Gulf, Yemen, North Africa and the Gulf of Guinea, and the presence of the United States or other armed forces in the Middle East, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. Government leaders have declared that their countries may turn to trade barriers to protect or revive their domestic industries in the face of foreign imports. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. War in a country in which a material supplier, including crew supply services, or customer of ours is located could impact that supply to us or our ability to earn revenue from that customer. Political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea, the Gulf of Aden off the coast of Somalia and West Africa. Restrictions on imports, including in the form of tariffs, as discussed further below, have had and could have a major impact on global trade and demand for shipping. Please also refer to “—Outbreaks of epidemic and pandemic diseases, and governmental responses thereto, that could impact the markets we operate in and could have a material adverse effect on our business, financial condition, cash flows and results of operations.” above. Any of these occurrences could have a material adverse effect on our business, financial condition, cash flows and results of operations.

An increase in trade protectionism and the unraveling of multilateral trade agreements could have a material adverse impact on our charterers’ business and, in turn, could cause a material adverse impact on our results of operations, financial condition and cash flows.

Our operations expose us to the risk that increased trade protectionism will adversely affect our business. Government leaders may determine that their countries may turn to trade barriers to protect or revive their domestic industries in the face of foreign imports, thereby depressing the demand for shipping. In the United States, President Trump signed Phase One of the trade agreement with China which was primarily based on increased exports from the United States to China in exchange for reduced tariffs. Phase One expired on December 31, 2021, with China failing to meet many of its commitments to purchase U.S. goods under the agreement. During 2023, trade relations between the U.S and China became increasingly tense. In August 2023, President Biden signed an executive order aimed at restricting U.S. investments into certain areas of the Chinese technology sector, citing U.S. national security concerns. There is still uncertainty about the future relationship between the United States and China as well as other exporting countries in the Asia Pacific region with respect to trade policies, treaties, government regulations and tariffs. Any of these recent and future changes could have a material adverse effect on our future performance, results of operations, cash flows and financial position.

Restrictions on imports, including in the form of tariffs, has had and could continue to have a major impact on global trade and demand for shipping. Specifically, increasing trade protectionism in the markets that our charterers serve may cause an increase in (i) the cost of goods exported from exporting countries, (ii) the length of time required to deliver goods from exporting countries, (iii) the costs of such delivery and (iv) risks associated with exporting goods. These factors may result in a decrease in the quantity of goods to be shipped. Protectionist developments, or the perception they may occur, may have a material adverse effect on global economic conditions, and has and may continue to significantly reduce or otherwise impact global trade, including trade between the United States and China. These developments would have an adverse impact on our charterers’ business, operating results and financial condition. This could, in turn, affect our charterers’ ability to make timely charter hire payments to us and impair our ability to renew charters and grow our business. This could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows.

Acts of piracy on ocean-going vessels may have a material adverse effect on our business, financial condition, cash flows and results of operations.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, Malacca Straits, the west coast of Africa, the Arabian Sea, the Red Sea, the Indian Ocean, in the Gulf of Aden off the coast of Somalia and the Gulf of Guinea. Sea piracy incidents continue to occur, particularly in the Gulf of Aden off the coast of Somalia, in the Gulf of Guinea and the west coast of Africa, with drybulk carriers vulnerable to such attacks. Acts of piracy may result in death or injury to persons or damage to property. If these piracy attacks result in regions in which our vessels are deployed being characterized as “war risk” zones by insurers or by the Joint War Committee of Lloyds Insurance and IUA Company, or Joint War Committee, as “war and strikes” listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs of employing on-board security guards, could increase in such circumstances. In some circumstances where one of our vessels is chartered-out or on time charter, the time charterer may have limited liability for charter payments in the event of an act of piracy and may also claim that a vessel seized by pirates is not “on-hire” for a certain number of days and that they are therefore entitled to cancel the charter party, a claim that we would dispute. Voyage charterers do not bear any of the liability relating to acts of piracy except for possible contributions in general average. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on our business, financial condition, cash flows and results of operations. In addition, any hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability, of insurance for our vessels, could have a material adverse effect on our business, financial condition, cash flows and results of operations.

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

Fuel, or bunkers, is a significant portion of our expenses when we are responsible for voyage expenses in operating our vessels and changes in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply of and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries, or OPEC, and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. OPEC have been cutting production since late 2022 and have forecast world oil demand growth to strengthen through to 2024. The increase in demand with a tightening supply is expected to increase the price of fuel. Sanctions, trade restrictions and reducing production have increased uncertainty in the global energy markets and fuel may become much more expensive in the future, which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

On November 22, 2022, the United States Department of the Treasury, announced determinations, pursuant to Executive Order 14071, which would prohibit the provision of trading/commodities broker, financing, shipping, insurance, flagging, and customs brokering services as they relate to the maritime transport of crude oil and petroleum products of Russian Federation origin. The Treasury Department, in coordination with other G7 states, the European, Union, and Australia, authorized the provision of the foregoing services when the price of Russian-origin crude oil does not exceed a certain price, as determined by the Secretary of the Treasury, effectively creating price caps on Russian-origin crude oil and petroleum products. Effective December 5, 2022, the Secretary of the Treasury and other members of the price cap coalition set the price cap on Russian-origin crude oil at $60 per barrel. Effective February 5, 2023, the Secretary of the Treasury set the price cap on Discount to Russian-origin crude petroleum products at $45 per barrel and the price cap on Premium to Russian-origin crude petroleum products at $100 per barrel. The discount to crude price cap applies to naphtha, residual fuel oil, and waste oils, whereas the premium to crude price cap applies to gasoline, motor fuel blending stock, gasoil and diesel fuel, kerosene and kerosene-type jet fuel, and vacuum gas oil. The coalition continues to coordinate the monitoring and enforcement of the price cap (including imposing sanctions on vessel owners, shipping companies, and an oil trader who sought to evade the price caps) while maintaining global energy security.

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

On February 24, 2022, the United States imposed additional sanctions on Russia in response to its invasion of Ukraine. Many of these sanctions are targeted at Russian banks and energy companies and Russian sovereign debt.  The range of sanctions includes prohibitions on dealings in the debt or equity of certain Russian companies, as well as blocking sanctions imposed on many Russian individuals and entities. Similar sanctions have been imposed in coordination with the United States by the United Kingdom, European Union, and other countries. On March 8, 2022, President Biden issued an executive order prohibiting the importation into the United States of Russian-origin crude oil, petroleum, petroleum fuels, oil, liquefied natural gas, coal, and coal products, and prohibiting new investment by U.S. persons in the Russian energy sector. On March 11, 2022 President Biden issued an executive order prohibiting, among other things, the importation of various Russian-origin products, including seafood, alcohol, and non-industrial diamonds, into the United States and the exportation of luxury goods to Russia. On March 31, 2022 the Office of Foreign Assets Controls (
“
OFAC
”
) issued a determination applying Executive Order 14024 to the marine sector of the Russian economy. This determination authorizes OFAC to sanction any individual or entity that operates or has operated in the marine sector of the Russian economy. On April 6, 2022, the United States issued Executive Order 14071, prohibiting new investment in Russia by U.S. persons. The U.S. also imposed full blocking sanctions on Sberbank and Alfa Bank, two of Russia’s largest financial institutions, and Alrosa, a state-owned company that is the world’s largest diamond mining company. On February 24, 2023, OFAC issued a determination applying Executive Order 14024 to the metals and mining sector of the Russian economy and on May 19, 2023, OFAC issued a determination applying Executive Order 14024 to the transportation sector of the Russian economy. Pursuant to these determinations, any person operating in the metals and mining or transportation sectors of the Russian economy may be sanctioned. In September and November 2023 and February 2024, the United States imposed three rounds of sanctions targeting entities involved in the financing, construction, and operation of Russia’s Arctic LNG 2 project. As described in the risk factor regarding bunker prices, the United States, along with Western allies, imposed price caps on Russian-origin crude oil and petroleum products.

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

Outbreaks of epidemic and pandemic diseases, and governmental responses thereto, could adversely affect our business and could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Epidemic and pandemic diseases, and measures to contain their spread, may negatively impact regional and global economies and trade patterns in markets in which we operate, the way we operate our business, and the businesses of our customers and suppliers. Governments in affected countries may implement measures in an effort to contain disease, including travel restrictions, quarantines and other emergency public health measures. Companies may take precautions, such as requiring employees to work remotely, and imposing travel restrictions. These restrictions may have an adverse impact on global economic conditions, and result in a decline in demand for certain of the raw materials that our vessels transport and introduce new risks to our operations. As a result of these measures, our vessels may not be able to call on ports, or may be restricted from departing from ports, and the duration of voyages may increase to accommodate mandatory minimum periods between port calls, which could increase our costs and delay the due date for payment of freight to us. In addition we may experience severe operational disruptions and delays, unavailability of normal port infrastructure and services, including limited access to equipment, critical goods and personnel, closure of ports and customs offices, inability to renew or maintain the required classifications of our vessels, difficulty in executing vessel purchases or sales, potential decreases in the market values of vessels and related impairment charges, disruptions to crew change, quarantine of ships and/or crew, counterparty credit strength, limitations on sources of cash and liquidity, noncompliance with covenants in our credit facilities and financing lease obligations, as well as disruptions in the supply chain and industrial production which may lead to reduced cargo supply and/or the demand for such cargo and thus to a decline in the demand for our services, among other potential consequences.

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

At December 31, 2023, we had vessels of $284.7 million in total on our consolidated statements of financial position, representing approximately 116% of our total equity.

At the end of each reporting period, and on a continuous basis, if indicators of impairment are present, the carrying amount of tangible and intangible assets is assessed to determine whether there is any indication that those assets may have suffered an impairment loss. We also assess the carrying value of an asset when we have contracted to divest of the asset for any reason, including the age of our vessels, if a joint venture that owns vessels comes to an end in accordance with its terms or if the asset no longer fits into our strategic planning. During the year ended December 31, 2021, we reversed the impairment of a drybulk carrier to the extent of $3.6 million when the decision to sell was reversed and we reversed the impairment loss on the right-of-use assets to the extent of $1.0 million as the recoverable amount exceeded the carrying value. During the year ended December 31, 2022, we reversed the impairment of a drybulk carrier to the extent of $1.7 million when we decided to sell the vessel and we impaired the right-of-use assets to the extent of $1.0 million as the recoverable amount dropped below the carrying value. During the year ended December 31, 2023, we reversed the impairment of two drybulk carriers to the extent of $2.0 million when we decided to sell the vessels.

If there is a reduction in our estimated charter rates, or if we intend to divest additional vessels, we may be required to record further impairment charges on our vessels, which would require us to write down the carrying value of these assets to their fair value. Since vessels and from time-to-time vessels under construction comprise a substantial portion of our consolidated statements of financial position, such charges could have a material impact on our financial statements. See “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies and Estimates”.

We depend on certain customers for our revenue. Customers may default on their obligations to us and the terms of charters may be difficult to enforce.

For the years ended December 31, 2023, 2022 and 2021, no single customer accounted for 10% or more of our drybulk business revenue. The loss of any of our significant customers, a customer’s failure to make payments or perform under any of the applicable contracts, a customer’s termination of any of the applicable contracts, or a decline in payments under the contracts could have a material adverse effect on our business, financial condition, cash flows and results of operations. Our contracts are governed by the law of a number of jurisdictions and provide for a variety of dispute resolution mechanisms and arbitration proceedings. There can be no assurance that we would be able to enforce any judgments against these charterers in jurisdictions where they are based or have their primary assets and operations. Even after a charter contract is entered, charterers may terminate charters early under certain circumstances.

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

Our Fleet consists of 17 owned drybulk carriers and seven long-term chartered-in drybulk carriers. One of our principal strategies is to continue to grow by expanding our operations while prioritizing risk management and balance sheet flexibility, and we may, in the future, increase the size of our Fleet. Our future growth will primarily depend upon a number of factors, some of which may not be within our control. These factors include our ability to:

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

Our future capital needs are uncertain and we may need to raise additional funds in the future. If we are unable to fund our future capital expenditure needs, we may not be able to continue to operate some of our vessels or to improve

or
expand the fleet
, which would have a material adverse effect on our business, financial condition, cash flows and results of operations.

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

However, these alternative financing plans, if necessary, may not be sufficient to allow us to meet our debt obligations. In addition, our 18 owned vessels are pledged as collateral to secure our various debt obligations. If we are unable to meet our debt and other financing, lenders could elect to declare that debt, together with accrued interest and fees, to be immediately due and payable and proceed against the collateral vessels securing that debt or other assets.

We are exposed to volatility in benchmark rates (in particular Term SOFR) and may selectively enter into derivative contracts, which can result in higher than market interest rates and charges against our income.

The loans under our credit facilities are generally advanced at a floating rate based on Term SOFR, which was volatile in prior years and may rise in the future. Term SOFR can affect the amount of interest payable on our debt, which, in turn, could have an adverse effect on our earnings and cash flow. In order to manage our exposure to interest rate fluctuations, we may, from time to time, use interest rate derivatives to effectively fix some of our floating rate debt obligations. Our financial condition could be materially adversely affected as we do not have any interest rate hedging arrangements in place to hedge our exposure to the interest rates applicable to our existing credit facilities. We may not enter into interest rate hedging arrangements for these or any other financing arrangements we may enter into in the future, including those we may enter into to finance a portion of the amounts payable with respect to newbuildings or acquisitions.

We may enter into derivative contracts to hedge our overall exposure to interest rate risk. Entering into swaps and other derivatives transactions is inherently risky and presents possibilities for incurring significant expenses. The derivatives strategies that we may employ may not be successful or effective, and we could, as a result, incur substantial additional interest and breakage costs.

As of December 31, 2023, we had $176.0 million of outstanding indebtedness and finance lease obligations with interest obligations based on Term SOFR plus applicable margins.

We are leveraged, which could significantly limit our ability to execute our business strategy and we may be unable to comply with our covenants in our credit facilities that impose operating and financial restrictions on us, which could result in a default under the terms of these agreements.

As of December 31, 2023, we had $142.2 million of outstanding indebtedness under our credit facilities and other borrowings.

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

From time to time, we may take positions in derivative instruments, including FFAs, interest rate swaps and bunker swaps. FFAs and other derivative instruments may be used to hedge our exposure to the various markets. A hedge may be contracted by providing for the sale of a contracted charter rate along a specified route and period of time. Upon settlement, if the contracted charter rate is less than the average of the rates, as reported by an identified index, for the specified route and period, the seller of the FFA is required to pay the buyer an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days in the specified period. Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum. The hedge reserve which represents the fair value gains and losses on the effective portion of the cash flow hedge was $0.5 million on FFAs and bunker swaps as at December 31, 2023. Movements in the hedging reserve are detailed in the Statement of comprehensive income.

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

Security breaches and disruptions to our information technology infrastructure (cybersecurity) could interfere with our operations and expose us to liability, which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

In the ordinary course of business, we rely heavily on information technology networks and systems to process, transmit, and store information electronically, and to manage or support a variety of business processes and activities. Additionally, we collect and store certain data, including proprietary business information and customer and employee data, and may have access to other confidential information in the ordinary course of our business. Our vessels also rely on information systems for parts of their navigation, propulsion, power control, communications and cargo operations. Despite our cybersecurity measures (which include monitoring of networks and systems, and maintenance of backup and protective systems) which are reviewed and upgraded as needed, our information technology networks and infrastructure may still be vulnerable to damage, disruptions, or shutdowns due to attack by hackers or breaches, employee error or malfeasance, data leakage, power outages, computer viruses and malware, including ransomware, telecommunication or utility failures, systems failures, natural disasters, or other catastrophic events. Our information technology systems are becoming increasingly integrated, so damages to, or disruptions or shutdowns of the systems
could result in a widespread impact. Additionally, the global threat of cyber-attacks has increased in response to the Russia-Ukraine War. Any such events could result in legal claims or proceedings, liability or penalties under privacy or other laws, disruption in operations, and damage to our reputation, which could have a material adverse effect on our business, financial condition, cash flows and results of operations.
As the methods of cyber
-
attacks continue to evolve, we may be required to expend additional resources to continue to modify or enhance our protective measures, or to investigate and remedy any vulnerabilities to cyber
-
attacks.

In addition, some of our technology networks and systems are managed by third-party service providers (including cloud-service providers), and certain of such providers also have access to proprietary business information, customer and employee data, and confidential information on the conduct of our business. Like us, these third-party providers are subject to risks imposed by cyber-attacks,
data breaches and disruptions to their technology infrastructure. A cyber-attack could defeat one or more of our third-party service providers’ security measures, allowing an attacker access to proprietary information from our company including our employees’, customers’ and suppliers’ data. Any such security breach or disruption to our third-party service providers could result in a disruption in operations and damage to our reputation and liability claims, which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Recent action by the IMO’s Maritime Safety Committee and U.S. agencies, including the Coast Guard, indicate that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. This might require companies to cultivate additional procedures for monitoring cybersecurity and adopting cybersecurity measures, which could require additional expenses and/or capital expenditures. However, the impact of such regulations is difficult to predict at this time.

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

For example, in Singapore, the Personal Data Protection Act 2012, No. 26 of 2012 of Singapore (“PDPA”) sets out data protection obligations and generally requires organizations to give notice and obtain consent prior to collection, use or disclosure of personal data (data, whether true or not, about an individual who can be identified from that data or other accessible information). Amendments to the PDPA, effective as of February 1, 2021, introduced a mandatory breach notification obligation. A failure to comply with any of the above can subject an organization to a fine per breach of up to S$1 million or 10% of the organization’s annual turnover in Singapore, whichever is higher. South Africa’s comprehensive privacy law known as the Protection of Personal Information Act, 4 of 2013 (the “POPIA”) commenced on July 1, 2020 and became effective on July 1, 2021. All processing of personal information must conform to the POPIA’s provisions. Failure to comply with POPIA may lead to penalties and fines up to R10 million and/or imprisonment.

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

An additional area of regulatory complexity concerns the restrictions on transfers of personal data from certain countries to others. For example, in July 2020 the Court of Justice of the European Union (“CJEU”) invalidated the EU-U.S. and Swiss-U.S. Privacy Shield Frameworks, calling into question data transfers carried out under the European Commission's Standard Contractual Clauses ("SCCs"), which has created challenges for our transfer of personal data from the EEA, E.U., and/or Switzerland to Singapore and other third countries with “inadequate data protection.” Since the CJEU’s decision in 2020, certain European supervisory authorities have indicated that they are looking at cross-border transfers more closely. Any transfers by us or our vendors of personal data are subject to potential regulatory scrutiny and may increase our exposure under the GDPR and similar laws which contain cross-border personal data transfer heightened requirements and restrictions.

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

As of March 1, 2024, Good Falkirk (MI) Limited, a wholly owned subsidiary of Taylor Maritime Investments Limited (“TMI”), held 16,206,365 of our ordinary shares, representing 83.23% of our outstanding ordinary shares (excluding treasury shares). In addition, effective April 1, 2023 our chief executive officer is also the chief executive officer and executive director of TMI. TMI is thus able, indirectly, to elect a majority of our directors and effectively control the vote on all matters submitted to a vote of our ordinary shareholders. TMI’s ability to control such corporate decision-making and prevent an unsolicited bid for the Company or any other change in control could have an adverse effect on the market price for our ordinary shares. TMI may at any time sell any or all of the ordinary shares of the Company held by it, and any such sale, and the potential for such sale, could have an adverse effect on the market price for our ordinary shares.

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

In addition, under Singapore law, it is possible to effect a capital reduction exercise to return cash and/or assets to shareholders by way of shareholder approval if Grindrod Shipping meets the relevant solvency requirements, which will be attested to by Grindrod Shipping’s board of directors. The completion of the capital reduction exercise will depend on whether Grindrod Shipping’s directors can execute a solvency statement, as well as whether there are any creditor objections raised. We completed a capital reduction process that resulted in a distribution of approximately $1.02 per ordinary share paid on
October 26, 2023, and the second distribution of $0.63 per ordinary share, paid on December 11, 2023, to all shareholders of record as of October 20, 2023.

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

At our last annual general meeting on May 25, 2023, Grindrod Shipping’s shareholders provided authority for our directors to issue ordinary shares to make or grant offers, agreements or options, which is subject to the condition that the aggregate number of ordinary shares at any one time which may be granted in an award, shall not exceed 20% of the number of ordinary shares in issue (excluding treasury shares), as determined in reference to the day preceding the award. Such authority shall continue in force until the earliest of (i) the conclusion of our next annual general meeting, (ii) the date by which our next annual general meeting is required by law to be held, or (iii) the point at which the maximum number of shares permitted has been reached.

At our annual general meeting we plan to seek the approval of our shareholders for the allotment and issuance of ordinary shares whether by way of rights, bonus or otherwise and to allow us to make or grant offers, agreements or options that might or would require shares to be allotted and issued up to a number not exceeding 20% of the number of ordinary shares (excluding treasury shares) outstanding as at the date of the resolution allowing the same. Such authority shall continue in force until the earliest of (i) the conclusion of the next annual general meeting of the Company, (ii) the date by which the next annual general meeting is required by law to be held, or (iii) the point at which the maximum number of shares permitted as per the abovementioned limit has been reached.

We also plan to seek approval of our shareholders for the renewal of the share repurchase mandate approved in the previous annual general meeting, which represents 10% of the total number of issued ordinary shares outstanding as of the date of the passing of the resolution and approval to amend Regulations 64 and 15 of the Constitution which relate to the quorum for general meetings and the quorum for general meetings of holders of a particular class of shares respectively.

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

Section 404(a) of the Sarbanes-Oxley Act requires that Grindrod Shipping’s management assess and report annually on the effectiveness of its internal controls over financial reporting and identify any material weaknesses in its internal controls over financial reporting. Although Section 404(b) of the Sarbanes-Oxley Act requires Grindrod Shipping’s independent registered public accounting firm to issue an annual report that addresses the effectiveness of our internal controls over financial reporting, Grindrod Shipping has opted to rely on the exemptions provided to it by virtue of being an
“
emerging growth company
”
, and consequently we will not be required to comply with SEC rules that implement Section 404(b) of the Sarbanes-Oxley Act until we are no longer an
“
emerging growth company
”
.

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

Companies across all industries are facing increased scrutiny relating to their ESG policies. Investor advocacy groups, certain institutional investors, investment funds, lenders and other market participants are increasingly focused on ESG practices and have placed increased importance on the implications and social cost of their investments. The increased focus may hinder access to capital, as investors and lenders may decide to reallocate capital as a result of their assessment of a company’s ESG practices. For example, lenders representing over 80
% of global shipping finance have signed up to the Poseidon Principles, a framework established in 2019 for responsible maritime shipping finance pursuant to which signatories agree to assess and disclose the climate alignment of their shipping portfolios and to work to bring the portfolios in line with the IMO’s climate targets. Reduced access to capital could hinder our growth. Companies that do not adapt to or comply with investor and lender expectations and standards, which are evolving, may suffer from reputational damage and their business, financial condition and stock price may be adversely affected.

We are facing increasing pressure from stakeholders to prioritize sustainable energy practices, reduce our carbon footprint and promote sustainability. It is likely that we will incur additional costs and require additional resources to monitor, report and comply with ESG requirements which could have a material adverse impact on our business, financial condition and results of operations.

Certain of Grindrod Shipping’s directors may have actual or potential conflicts of interest because of their current or former associations with our controlling shareholder or its affiliates.

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

It is uncertain whether we will qualify for the Section 883 Exemption for any taxable year. We presently expect to be able to qualify for the Section 883 Exemption for any taxable year in which TMI directly or indirectly owns more than 50% of the value of our outstanding equity interests for at least half of the number of days in such taxable year, meets the “Publicly Traded Test” and provides us with certification of its “Qualified Shareholder” status (each as described in “Item 10. Additional Information—Taxation—Material U.S. Federal Income Tax Considerations—Taxation of Operating Income”). TMI has indicated to us that it presently meets the Publicly Traded Test and has agreed to provide us with certification of its Qualified Shareholder status. We will also be required to obtain an ownership statement from each intermediary entity between us and TMI. We presently expect that each of our applicable subsidiaries satisfy the Qualified Shareholder Stock Ownership Test for any taxable year in which we are able to satisfy the Qualified Shareholder Stock Ownership Test. Given the factual nature of the issues involved and legal and practical uncertainties (including our reliance on TMI’s Qualified Shareholder status, which is outside of our control), we can give no assurances as to our or our applicable subsidiaries’ qualification for the exemption from tax under Section 883 of the Code for any taxable year. Furthermore, our board of directors could determine that it is in our best interests to take an action that would result in our and our applicable subsidiaries not being able to qualify for the exemption from tax under Section 883 of the Code in the future. There can be no assurance that we or any of our applicable subsidiaries will qualify for the Section 883 Exemption for any taxable year.

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

Former Parent was involved in various sectors of the shipping and transport industry for more than 100 years. The drybulk business in its current form under the IVS brand dates back to 1976 and was acquired by Former Parent in 1999. The tankers business under the Unicorn brand dates back to 1973 when Former Parent acquired a tanker of approximately 20,000 dwt and the tankers business was effectively discontinued as of December 31, 2021.

In connection with the Spin-Off, Former Parent made a
pro rata
distribution to all of Former Parent’s ordinary shareholders who received Grindrod Shipping ordinary shares, with shareholders of Grindrod Shipping holding Grindrod Shipping ordinary shares in the same proportion as they held their Former Parent ordinary shares immediately prior to the consummation of the Spin-Off.

On October 12, 2022, we announced that we had entered into a Transaction Implementation Agreement (“TIA”), dated as of October 11, 2022, between the Company, TMI and Good Falkirk (MI) Limited, a wholly-owned subsidiary of TMI (the “Offeror”), providing for a voluntary conditional cash offer (the “TMI Offer”) to be made by the Offeror for all of the issued ordinary shares in the capital of the Company. Under the terms of the TMI Offer, shareholders of the Company were entitled to receive the offer price of US$21.00 in cash for each Share tendered in the TMI Offer subject to the terms and conditions set forth in the TIA. Under the terms of the TIA, subject to the conditions to the Offer being satisfied (or, to the extent permitted, waived) as of the expiration time of the Offer, the Company agreed to declare and pay a special dividend of US$5.00 per Share to shareholders of record as of November 25, 2022 (the “Special Dividend”). On November 29, 2022, the initial TMI Offer made on October 28, 2022, expired and the Company instructed its transfer agents to pay the Special Dividend. All shares that were validly tendered were accepted for payment, following which TMI owned approximately 73.78% of the shares of the Company. A subsequent offer period began immediately thereafter and expired on December 19, 2022. On expiration of the subsequent offer period, TMI held approximately 83.23% of the outstanding shares of the Company.

On October 3, 2023 we announced the acquisition of the entire issued share capital of Taylor Maritime Management Limited and Tamar Ship Management Limited from, in the case of Taylor Maritime Management Limited, Taylor Maritime Group Limited and, in the case of Tamar Ship Management Limited, Taylor Maritime Group Limited and Temeraire Holding (MI) Limited.  The acquisition is intended to further increase our revenue streams in terms of ship-management income, unlock synergies in our commercial deployment of the dry bulk fleet and achieve savings resulting from
economies of scale with a larger fleet.

Our principal executive offices are located at 1 Temasek Avenue, #10-02 Millenia Tower, Singapore, 039192, our telephone number at that location is +65 6323 0048 and our website is http://www.grinshipping.com. The SEC maintains a website, http://www.sec.gov, that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including Grindrod Shipping. The information contained on our website is not incorporated by reference in this annual report.

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

In the drybulk business we are primarily focused on the handysize and supramax/ultramax segments. We have 11 handysize drybulk carriers and 13 supramax/ultramax drybulk carriers in our Fleet with sizes ranging from 28,240 dwt to 64,230 dwt. Our drybulk carriers transport a broad range of major and minor bulk and breakbulk commodities, including ores, coal, grains, forestry products, steel products and fertilizers, along worldwide shipping routes, and are currently employed either in the spot market or servicing COAs.

As of the date of this annual report, we operate our Fleet of 24 vessels consisting of 17 owned drybulk carriers and seven long-term chartered-in drybulk carriers (see the below Fleet table for details). As of the date of this annual report, our Fleet on the water has a total drybulk carrying capacity of approximately 1.2 million dwt.

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

•
Experienced management team.
Our management team is led by Edward Buttery, who was appointed Chief Executive Officer, effective April 1, 2023. Mr. Buttery is the Founder, Chief Executive Officer and Executive Director of Taylor Maritime Investments Limited and has extensive experience in the shipping and maritime finance fields over the last 18 years. Our management team has considerable shipping experience, and has developed industry relationships with charterers, lenders, shipbuilders, insurers and other industry participants.

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
We continue to take a prudent approach in managing our Fleet to ensure balance sheet flexibility and liquidity. Our Goal is to strengthen our balance sheet over time by reducing net leverage, with a long-term commitment to be free of structural debt. We expect to achieve this through a combination of vessel sales and operating cash flow.

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

Our Fleet

The following tables set forth certain summary information regarding our Fleet as of the date of this annual report:

Drybulk Carriers - Owned Fleet (17 Vessels)

Vessel Name	Built	Country of Build	DWT	Type of Employment
Handysize – Eco
IVS Tembe	2016	Japan	37,740	IVS Commercial (1)
IVS Sunbird	2015	Japan	33,400	IVS Handysize Pool
IVS Thanda	2015	Japan	37,720	IVS Commercial (1)
IVS Phinda	2014	Japan	37,720	IVS Commercial (1)
IVS Sparrowhawk	2014	Japan	33,420	IVS Handysize Pool
Handysize
IVS Kinglet (2)	2011	Japan	33,130	IVS Handysize Pool
IVS Magpie (2)	2011	Japan	28,240	IVS Handysize Pool
IVS Knot (2)	2010	Japan	33,140	IVS Handysize Pool
IVS Merlin	2011	Japan	38,468	IVS Handysize Pool
HB Imabari	2024	Japan	39,640	IVS Commerical (1)
Supramax/Ultramax – Eco
IVS Prestwick	2019	Japan	61,300	IVS Supramax Pool
IVS Okudogo	2019	Japan	61,330	IVS Supramax Pool
IVS Phoenix (2)	2019	Japan	61,470	IVS Supramax Pool
IVS Swinley Forest	2017	Japan	60,490	IVS Supramax Pool
IVS Gleneagles	2016	Japan	58,070	IVS Supramax Pool
IVS North Berwick	2016	Japan	60,480	IVS Supramax Pool
IVS Wentworth	2015	Japan	58,090	IVS Supramax Pool

Drybulk Carriers - Long-Term Charter-In Fleet (7 Vessels)

Vessel Name	Built	Country of Build	DWT	Charter- in Period (3)	Purchase Option Price (Millions)		Type of Employment
Handysize – Eco
IVS Kestrel (4)	2014	Japan	32,770	2023-24		$-	IVS Handysize Pool
Supramax/Ultramax – Eco
Aries Karin (5)	2021	Japan	64,230	2024-25		$-	IVS Supramax Pool
IVS Atsugi (6)	2020	Japan	62,660	2023-24		$25.2	IVS Supramax Pool
IVS Pebble Beach (7)	2020	Japan	62,660	2023-24		$25.2	IVS Supramax Pool
IVS Windsor (8)	2016	Japan	60,280	2023-26		$-	IVS Supramax Pool
IVS Crimson Creek (9)	2014	Japan	57,950	2023-24		$-	IVS Supramax Pool
IVS Naruo (10)	2014	Japan	60,030	2023-24	$	~12.0	IVS Supramax Pool

(1)	Commercially managed by Grindrod Shipping alongside the IVS Handysize Pool.
(2)
IVS Knot, IVS Kinglet, IVS Magpie
and
IVS Phoenix
have each undergone separate financing arrangements in which we sold these vessels but retained the right to control the use of these vessels for a period up to 2030, 2031, 2031 and 2036, respectively, and we have an option to acquire
IVS Knot, IVS Kinglet
and
IVS Magpie
commencing in 2021 and
IVS Phoenix
in 2023. We regard the vessels as owned since we have retained the right to control the use of the vessels.

(3)	Expiration date range represents the earliest and latest re-delivery periods due to extension options.
(4)	Chartered-in until Q2 2024 with one one-year option to extend.
(5)	Chartered-in until Q4 2024 with one one-year options to extend.
(6)
Chartered-in until Q4 2024. The purchase option is exercisable beginning in Q4 2022 and any time thereafter to expiry date, subject to contract terms and conditions. The purchase option price reduces with a linear depreciation of $1.0 million per year or prorate.

39

(7)
Chartered-in until Q3 2024. The purchase option is exercisable beginning in Q3 2022 and any time thereafter to expiry date, subject to contract terms and conditions. The purchase option price reduces with a linear depreciation of $1.0 million per year or prorate.

(8)	Chartered-in until Q3 2024 with one one-year option and one nine-month option to extend.
(9)	Chartered-in for a period of 12 to 15 months until January 2025.
(10)
Chartered-in until Q4 2024. The purchase option was exercised in November 2023 and is subject to contract terms and conditions. The
IVS Naruo
has been contracted for sale and time charter in, with planned delivery to new owners on or before June 30, 2024. The option includes a Japanese Yen denominated component which has been hedged at a rate of 142 Yen to $1.

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

Our IVS Handysize Pool includes all of the handysize vessels in our Fleet, including those previously held through joint ventures, except for the three approximately 37,700 dwt handysize vessels which are commercially managed as a group by the same in-house team that manages the IVS Handysize Pool. For more information on the vessels previously held through joint ventures, see the Fleet table and “—Our Joint Ventures” below. In addition, there are numerous other vessels that we have short-term chartered-in and one other vessel owned by another vessel owner in the IVS Handysize Pool that was redelivered on February 2, 2023. This pool includes vessels of between approximately 28,000 dwt and 34,000 dwt, and currently trades primarily in the spot market. As pool managers we have the ability to contract pool vessels out on time charters for up to 12 months. The net earnings allocated to vessels in the IVS Handysize Pool are distributed on the basis of (i) the number of pool points for the vessel, which are based on vessel attributes such as cargo carrying capacity, fuel consumption and construction characteristics, and (ii) the number of days the vessel was available to earn revenue for the pool in a distribution period. While all of the vessels in the IVS Handysize Pool are generally similar in terms of pool point allocations, the number of days a vessel is available to earn revenue varies on the basis of when a vessel enters or exits the pool or upon the occurrence of other events such as drydocking or repairs. In light of the foregoing, this results in all vessels in the IVS Handysize Pool receiving net earnings distributions that generally reflect actual availability for use in the pool.

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
 Following the acquisition of Taylor Maritime Management Limited in October 2023, we also provide commercial management services to our Parent company (Taylor Maritime Investments Limited).

Technical Management

Historically we have
 technically
managed
in-house the majority of
the
vessels that we own.
In October 2023, we acquired Tamar Ship Management Limited and together we now technically manage more than 40 vessels; including vessels owned by our parent (Taylor Maritime Investments) and several third-party owned vessels.
We currently employ a team of experienced and qualified managers
and
 support staff in
offices in
Singapore,
Hong Kong,
Durban and Manila. This team includes
12
master mariners and
17
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
 We also provide a maritime consultancy service that includes: engineering project management services, performance monitoring, drydocking and major repair and conversion services, inspection services, newbuilding services and supervision and vessel registration services.

A majority of the crews we employ are sourced from third-party crewing providers with whom we contract directly for the supply of crews to the vessels we manage in-house.
We employ crew from the Philippines, Vietnam, India, China, South Africa and some Eastern European countries.
Our technical team also operated the Grindrod Shipping Training Academy located in Durban from where we sourced some of our crewing requirements until it was sold in May 2021.

In addition, our in-house technical team also oversees the third-party technical managers who have been
contracted to carry out technical management functions for the balance of our Fleet. During 2021, we used one outside technical management provider, LSC Ship Management, or LSC. LSC technically managed two tankers until the vessels were sold in April 2021.

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

For the years ended December 31, 2023, 2022 and 2021, no single customer accounted for 10% or more of our drybulk business revenue. For the years ended December 31, 2023, 2022 and 2021, no single customer accounted for 10% or more of our tanker business revenue.

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

Sulfur content standards are even stricter within certain ECAs. As of January 1, 2015, vessels operating within an ECA may not use fuel with sulfur content in excess of 0.10%. Amended Annex VI established procedures for designating new ECAs. The Baltic and North Seas, certain coastal areas of North America and the United States Caribbean Sea are all within designated ECAs. In addition, certain ports in China and South Korea are or will become subject to domestic ECAs in those countries. In May 2025 the entire Mediterranean sea will be reclassified as an ECA area. Ocean-going vessels in these areas are subject to stringent emission controls, which may cause us to incur additional costs. If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency, or the EPA, or the states or other national jurisdictions where we operate, compliance with these regulations could entail significant capital expenditures, operational changes, or otherwise increase the costs of our operations. For example, the amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. The EPA promulgated equivalent (and in some senses stricter) emissions standards in late 2009. At MEPC 70 and MEPC 71, MEPC approved and adopted the North Sea and Baltic Sea as ECAs for nitrogen oxides, effective January 1, 2021.

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

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs. Effective
March 23, 2023
, the USCG adjusted the limits of OPA liability for non-tank vessels, edible oil tank vessels, and any oil spill response vessels, to the greater of $1,
300
per gross ton or $
1,076,000
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

On December 4, 2018, the Vessel Incidental Discharge Act, or VIDA, was enacted. VIDA establishes a new framework for the regulation of vessel incidental discharges (including ballast water) under the CWA. VIDA requires the EPA to develop performance standards for those discharges within two years of enactment and requires the USCG to develop implementation, compliance, and enforcement regulations within two years of the EPA’s promulgation of standards. The new regulations cannot be less stringent than the 2013 VGP or the USCG NISA regulations. Under VIDA, all provisions of the 2013 VGP remain in force and effect until the USCG regulations are finalized. In addition, VIDA requires the USCG to finalize a policy letter within one year that describes ballast water treatment systems approval testing methods and protocols. The EPA proposed Vessel Incidental Standards of Performance in October 2020, a Supplemental Notice of Proposed Rulemaking in October 2023 and is expected to publish the final standards by September 2024
, after which the USCG will have two years to publish its implementation, compliance and enforcement regulations. Once the USCG regulations are in effect, subject to certain exceptions in the Pacific Coast and Great Lakes, states and regions cannot develop or enforce more stringent standards unless they petition the EPA and can establish that the revised best management standard would reduce adverse impacts from discharges and is both economically achievable and operationally practical.

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

The EU Ship Recycling Regulation, or EU SRR, entered into force on December 31, 2013. The EU SRR brings forward the implementation of the provisions contained in the IMO’s Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships, 2009, or the Hong Kong Convention, which will enter
into force
on June 26, 2025
. The EU SRR aims to prevent, reduce and, to the extent practicable, eliminate accidents, injuries and other adverse effects on human health and the environment caused by ship recycling. The EU SRR aims to ensure that hazardous waste from ship recycling is subject to environmentally sound management and also includes rules to ensure the proper management of hazardous materials on ships.

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

Greenhouse Gas Regulations

Currently, the emissions of greenhouse gases, or GHGs, from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce GHG emissions. The 2015 United Nations Convention on Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and aims to limit global temperature rise below 2 degrees celsius above pre-industrial levels and to pursue efforts to limit temperature increase even further to 1.5 degrees celsius. However, neither the Paris Agreement nor the subsequent 2021 Glasgow Climate Agreement  directly limit GHG emissions from vessels.

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
MEPC 80 adopted a revised strategy including a goal of reaching net-zero GHG emissions “close to” 2050, interim goals to reduce GHG emissions from ships by at least 20% (striving for 30%) by 2030 and by at least 70% (striving for 80%) by 2040, and a 2030 target to achieve an uptake of zero and near-zero GHG emissions technologies, fuels and/or energy sources, representing at least 5% (striving for 10%) of the energy used by international shipping
.

During MEPC 76 in June 2021, the IMO adopted amendments to MARPOL Annex VI, introducing an Energy Efficiency Design Index for existing ships (EEXI) and Carbon Intensity Indicator (CII).  The requirements entered into force on January 1, 2023. Guidelines on calculations, surveys and verification of the EEXI were finalized at MEPC 76. EEXI measures CO
2
emissions per transport work. The calculation of the EEXI follows the calculation of the well-known Energy Efficiency Design Index (EEDI), which applies to new ships and has been in force since 2013. Different vessel efficiency improvement measures to comply with EEXI are possible such as engine power limitation, shaft power limitation, engine derating, propulsion optimization, energy-saving devices.

CII is a new measure based on an operational approach that supports the IMO’s objective of reducing CO
2
emissions per transport work. CII is the operational carbon intensity indicator expressed in grams of CO
2
per deadweight-nautical mile and it is a measure of vessel efficiency of CO
2
emitted when transporting cargo. After the January 1, 2023, each ship should calculate its attained CII every year, based on the annual fuel consumption and annual distance travelled, which is collected under the IMO’s Data Collection System, or DCS. Ships will be given an annual CII rating ranging from “A” to “E,” with the rating thresholds becoming increasingly stringent from 2023 until 2030. Ships that receive ratings of “D” for three consecutive years or “E” for one year must submit a corrective action plan showing how a “C” rating or above will be achieved.

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

The European Union has also undertaken or proposed a number of measures to monitor and reduce GHG emissions from the shipping industry. In 2013 the European Commission set out a strategy for progressively integrating maritime emissions into the European Union’s policy for reducing its GHG emissions, with the first step being monitoring, reporting and verification of GHG emissions from large ships calling at European Union ports. Towards this end, in April 2015, a regulation was adopted requiring that large vessels (over 5,000 gross tons) calling at European Union ports from January 2018 collect and publish data on CO
2
emissions and other information. In July 2021, the European Union published proposed legislation to extend its emission trading system (the EU ETS) to the maritime transport sector.  Under the proposal, ships over 5,000 gross tonnes that transport cargo to or from European Union ports would be required to purchase emissions allowances equivalent to emissions for all or a half of a covered voyage, depending on whether the voyage was between two European Union ports or included a non-European Union port.  The European Union Council and Parliament reached a preliminary agreement in December 2022, and the legislative framework was formally adopted by the European Union Parliament in 2023. Based on the legislative framework, beginning
January
2024, shipping companies will be required to purchase and surrender 40% of their intra-European Union voyage emissions (20% for voyages into or out of the European Union), gradually increasing to 100% for intra-European Union voyages (50% for voyages into or out of the European Union) by 2026.
In 2023, the
European Union also
adopted
the FuelEU Maritime
regulation
introducing increasingly stringent limits on the carbon intensity of energy used by vessels beginning 2025, with an aim toward promoting the use of renewable and low-carbon fuels. Similar to the EU ETS proposed framework, the FuelEU Maritime regulation
applies to ships over 5,000 gross tonnes and covers 100% of the energy used on board when a ship is at a European Union port and on voyages between European Union ports, and 50% of the energy used on voyages into or out of the European Union. We cannot predict the specific impacts of the EU ETS and the FuelEU Maritime proposal on us and on the shipping industry as a whole at this time.

In the United States, the EPA has issued a finding that GHG endanger the public health and safety, has adopted regulations to limit GHG emissions from certain mobile sources and has proposed regulations to limit GHG emissions from large stationary sources. Although the mobile source emissions regulations do not apply to GHG emissions from vessels, the EPA has received petitions from the California Attorney General and environmental groups to regulate GHG emissions from ocean-going vessels, which petitions have been denied to date. Furthermore, in the United States individual states can also enact environmental regulations. For example, California has introduced a cap-and-trade program for GHG emissions.

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

The information set forth below was recorded and calculated using Stratum Five “Podium” Performance software. This information is in respect of our wholly owned vessels and vessels in our joint ventures during the relevant period, for the twelve month periods ended December 31, 2023 and 2022.

	2023	2022
General
Fleet average age mid-period (years)	8.8	7.5
CO 2 Emissions generated during the period (metric tonnes)	272,880	317,809
Annual Efficiency Ratio for the period (grams CO 2 / deadweight ton-mile) (2)
All drybulk vessels	5.93	6.27
Handysize drybulk carriers	7.64	7.86
Supramax / ultramax drybulk carriers	4.65	4.88
Energy Efficiency Operational Indicator for the period (grams CO 2 / cargo ton-mile) (3)
All drybulk vessels	9.96	11.33
Handysize drybulk carriers	13.5	14.79
Handysize general cargo	9.34	9.82
Supramax / ultramax drybulk carriers	7.98	8.27

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

In 2023, the Group amended the drydock strategy so that our vessels are drydocked every 60 months for inspection of the underwater parts and for repairs related to inspections (prior to 2023 most vessels were drydocked every 30 to 36 months). If any defects are found, the classification surveyor will issue a “recommendation” which must be rectified by the vessel owner within prescribed time limits.

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

Grindrod Shipping is a company incorporated under the laws of Singapore. We directly own two subsidiaries through which business operations are conducted and staff are employed. One is a Singapore company and the other is a South African company. Each of our wholly owned vessels is held through separate, wholly owned subsidiaries of our Singapore subsidiary, each of which is incorporated in Singapore, except two incorporated in the Marshall Islands. Following the acquisition of Taylor Maritime Management Limited and Tamar Ship Management Limited, we have expanded our operations into Hong Kong and the United Kingdom. Please see Exhibit 8.1 to this annual report for a list of our current subsidiaries.

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

Our handysize and supramax/ultramax operating fleet consists of 17 owned drybulk carriers and seven long-term chartered-in drybulk carriers. We have 11 handysize drybulk carriers and 13 supramax/ultramax drybulk carriers in our operating fleet with sizes ranging from 28,240 dwt to 64,230 dwt. Our drybulk carriers transport a broad range of major and minor bulk and breakbulk commodities, including ores, coal, grains, forestry products, steel products and fertilizers, along worldwide shipping routes, and are currently employed in pools of similarly sized vessels or in the spot market.

We sold two medium range tankers and one small tanker in 2021 and we sold the remaining medium range tanker in 2022. Our tankers carried petroleum products, which included both clean products, such as petrol, diesel, jet fuel and naptha, and dirty products, such as heavy fuel oil.

Recent Developments

Vessels

On January 17, 2024, we entered into a contract to sell the 2007-built handysize bulk carrier,
IVS Kingbird
, for $10.4 million (before costs), effectively a 1.1% premium to carrying value with delivery to her new owners on February 1, 2024. This vessel is unencumbered.

On February 6, 2024, we took delivery of the
HB Imabari
, a handysize bulk carrier built in Japan. We finalized and drew down $20.2 million in financing with IYO Bank in conjunction with the delivery.

On February 23, 2024, we entered into a contract to sell the 2012-built handysize bulk carrier,
IVS Ibis
, for $11.7 million (before costs) with delivery to her new owners on March 26, 2024.

On March 11, 2024, we entered into a contract to sell the 2014-built ultramax bulk carrier,
IVS Naruo
, for $22.5 million (before costs) with delivery to her new owners planned on or before June 30, 2024. We can provide no assurances that the delivery will take place by that time or at all. Following delivery to the new owners,
IVS Naruo
will be chartered-in for 11 to 13 months and has two one-year options to extend the charter with a purchase option available from the end of the second optional year (provided the charter option is exercised) of $25.0 million.

Dividends

On February 28, 2024, the Company’s Board of Directors decided not to declare a quarterly cash dividend.

Loan Agreement

On March 8, 2024, we announced that we entered into a US$83.0 million reducing revolving credit facility with Nordea Bank ABP, Filial I Norge, as facility agent and security agent, and Nordea Bank ABP, Filial I Norge and Skandinaviska Enskilda Banken AB (Publ), Singapore Branch, as lenders,  for the purpose of refinancing the existing $114.1 million senior secured term loan facility with Crédit Agricole Corporate and Investment Bank and Hamburg Commercial Bank AG. The facility was fully drawn on March 8, 2024.

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

Other operating (expense) income
. Other operating expense consisted primarily of foreign exchange loss, impairment loss on ships, impairments on intangibles and goodwill, impairment loss on right-of-use assets, impairment loss on the net assets of disposal groups, impairment loss on financial assets for expected credit losses and other operating expenses. Other operating income consists of reversals of impairment loss on ships, reversals of impairment loss on right-of-use assets, reversals of impairment loss on assets under construction, lease income, profit on sale of business, gain on disposal of assets, foreign exchange gain and other income.

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

•	loss of operating days through accidents or other damage to our vessels, as well as a result of disruptions along our operating routes;

•	the failure of counterparties to fully perform their contracts with us;

•	the required maintenance capital expenditures relating to our vessels and other administrative expenses;

•	the amount of expense incurred, and time that our vessels spend, in drydock undergoing repairs;

•	the age, condition and specifications of our vessels;

•	the effective and efficient technical management of our vessels and our vessel operating costs;

•	our ability to satisfy the technical, health, safety and compliance standards of our customers;

•	our ability to access capital to finance our Fleet, including our ability to pay down our existing credit facilities if the fair market values of our vessels decline;

•	our level of debt and related interest expense;

•	fluctuations in interest rates, and foreign exchange rates;

•	corruption, piracy, militant activities, political instability and terrorism in locations where we may operate;

•	losses or provisions for losses on uncollectible revenue;

•	the effectiveness of forward freight agreements, bunker swaps and other contracts we may enter into to manage our revenue and expenses and costs in unwinding them;

•	the cost and adequacy or otherwise of our insurance coverage;

•	fluctuations in foreign currency exchange rates;

•	inflation; and

•	the effects of global pandemics on our operations and the demand; and trading patterns for drybulk. and the duration of these effects.

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

Critical Accounting Estimates

Our consolidated financial statements and accompanying notes are prepared in accordance with IFRS. In many instances, the application of such principles requires management to make estimates or to apply subjective principles to particular facts and circumstances.

Critical accounting estimates are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions.  Described below are our critical accounting estimates where we believe that had different estimations from the ones we made, would have yielded the most significant differences in our consolidated financial statements.

For more information on critical accounting judgments and key sources of estimation uncertainty, see Note 3 of our consolidated financial statements.

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
Valuations
 are performed by an independent valuator not connected with the group, who has appropriate qualifications and relevant experience in the valuation of the vessels in the relevant sectors. We also obtain such valuations each quarter on all owned vessels and all chartered-in vessels where there is a purchase option in our Fleet.

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

For vessels that we have contracted to sell, the recoverable amount is determined based on estimated selling price less cost to sell, with fair value determined based on the market comparable approach that reflects recent transaction prices for similar vessels, with similar age and specifications. In valuing the vessels, the appraisers take into consideration the prevailing market conditions and make adjustments for differences where necessary before arriving at the most appropriate value for the vessels.

Management monitors developments in the market charter rates in order to assess the appropriateness of the charter rates that are utilized in the impairment analyses.

Based on our impairment analysis, an impairment loss on our ships of $2.0 million was recognized in “other operating (expense) income” for the year ended December 31, 2023. The impairment loss was largely due to the decision to sell several vessels in the 2023 year and the market value on certain vessels was below the carrying value due to a weaker dry bulk market in 2023.

Fair value of acquired businesses
and impairment of goodwill

Arising from the acquisition of Tamar Ship Management Limited and Taylor Maritime Management Limited, the Group is required to determine the fair value of the earn-out consideration at acquisition and reporting date. Management has made certain key assumptions namely, number of ships under management in the next two years, and probability of the occurrence of a change in buyer control event. The earn-out consideration will be adjusted downwards if the number of ships under management is less than 25. The occurrence in buyer control event will result in a 20% premium on the earn-out consideration. A change in these inputs might result in a significantly higher or lower fair value measurement of the earn-out consideration.

Additionally, as part of the acquisition, the Group has separately identified contractual customer relationships as an intangible asset which has been recognized at its fair value. The determination of fair value is based on multi-period excess earnings method valuation technique which is based on these key assumptions: discounted cash flow, estimated life cycle and customer attrition rates. A change in these inputs might result in a significantly higher or lower fair value measurement of the contractual customer relationships which will directly impact the goodwill recognized from these acquisitions. In connection to this, goodwill arising from these acquisitions have been tested for impairment at reporting date. The recoverable amount of goodwill has been determined based on its value in use. The value in use calculations requires the Group to estimate the future cash flows expected to arise from the two cash generating units, long-term growth rates and discount rates. The results of the impairment review undertaken at December 31, 2023 on the Group’s goodwill indicated that no impairment charge was necessary.

Results of Operations

Year Ended December 31, 2023 Compared to the Year Ended December 31, 2022

Certain financial data on a consolidated basis and for our key segments was as follows for the years ended December 31, 2023 and 2022. This information was derived from our consolidated financial statements for the respective periods.

Consolidated Results of Operations
	Year ended December 31,
(In thousands of U.S. dollars, other than per share data)	2023		2022

Revenue	$		$
Vessel and other		228,991		430,479
Ship sales		158,105		29,981
		387,096		460,460
Cost of sales
Voyage expenses		(74,614)		(91,104)
Vessel operating costs		(43,001)		(46,901)
Charter hire costs		(26,952)		(58,926)
Depreciation of ships, drydocking and plant and equipment– owned assets		(24,824)		(30,498)
Depreciation of ships and ship equipment – right-of-use assets		(30,343)		(35,676)
Other expenses		(555)		(696)
Cost of ship sale		(147,440)		(29,897)
Gross profit		39,367		166,762
Other operating (expense) income		(1,352)		341
Administrative expense		(32,653)		(48,069)
Share of loss of joint ventures		-		(5)
Interest income		2,798		2,228
Interest expense		(17,099)		(17,133)
(Loss) profit before taxation		(8,939)		104,124
Income tax expense		(683)		(757)
(Loss) profit for the period		(9,622)		103,367

(Loss) profit per share attributable to owners of the Company:
Basic		$(0.49)		$5.45
Diluted		$(0.49)		$5.45

Segment Results of Operations
(*)

	Year ended December 31,
(In thousands of U.S. dollars)	2023	2022
Drybulk Carriers Business
Handysize Segment
Revenue	$151,768	$159,934
Cost of sales	(142,522)	(93,418)
Gross Profit	9,246	66,516
Supramax/Ultramax Segment
Revenue	$232,500	$268,463
Cost of sales	(208,225)	(172,588)
Gross Profit	24,275	95,875

*
Segment results of operations include the impact of the proportionate share of joint ventures, which differs from the statements of profit or loss in our consolidated financial statements which account for our investments in joint ventures under the equity method.

Set forth below are selected historical and statistical data of our operating fleet for the years ended December 31, 2023 and 2022 that we believe may be useful in better understanding our operating fleet’s financial position and results of operations.

	Year ended December 31,
(In thousands of U.S. dollars)	2023	2022
Drybulk Carriers Business
Handysize Segment
Calendar days (1)	6,196	6,091
Available days (2)	6,124	5,980
Operating days (3)	6,044	5,826
Owned fleet operating days (4)	4,776	5,210
Long-term charter-in days (5)	203	-
Short-term charter-in days (6)	1,065	616
Fleet utilization (7)	98.7%	97.4%
TCE per day (8)	$10,351	$22,115
Vessel operating costs per day (9)	$5,841	$5,776
(10)
Supramax/Ultramax Segment
Calendar days (1)	6,573	8,210
Available days (2)	6,496	8,143
Operating days (3)	6,390	8,063
Owned fleet operating days (4)	2,930	3,345
Long-term charter-in days (5)	2,349	2,343
Short-term charter-in days (6)	1,111	2,375
Fleet utilization (7)	98.4%	99.0%
TCE per day (8)	$13,908	$25,788
Vessel operating costs per day (9)	$5,616	$5,297

(1)	Calendar days : total calendar days the vessels were in our possession for the relevant period.

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

63

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

Revenue.
Revenue decreased by $73.4 million, or approximately 15.9%, from $460.5 million for the year ended December 31, 2022 to $387.1 million for the year ended December 31, 2023. The decrease in revenue was primarily due to weakening market conditions in the drybulk business partially offset by an increase in ship sale revenue. The largest component of revenue is vessel revenue. Vessel revenue decreased by $204.0 million, or approximately 47.4%, from $430.0 million for the year ended December 31, 2022 to $226.0 million for the year ended December 31, 2023, respectively. The decrease in vessel revenue was primarily due to a decrease in the operating days from the sale of a number of owned vessels, and a decrease in the average spot rate during the year as the markets weakened.

Drybulk Business Revenue and Vessel Revenue

In the drybulk business, our handysize total revenue decreased by $8.1 million, or approximately 5.1%, from $159.9 million for the year ended December 31, 2022 to $151.8 million for the year ended December 31, 2023. The handysize business experienced a decrease in the spot rates due to the decrease in the demand for drybulk tonnage, partially offset by the increase in ship sale revenue due to the sale of five handysize vessels in 2023, compared to no sales in this segment in 2022. The supramax/ultramax total revenue decreased by $36.0 million, or approximately 13.4%, from $268.5 million for the year ended December 31, 2022 to $232.5 million for the year ended December 31, 2023. The decrease in the supramax/ultramax total revenue was primarily due to the decrease in the spot rates in 2022 due to a decrease in the demand for drybulk tonnage, partially offset by the increase in ship sale revenue due to the sale of four supramax/ultramax vessels in 2023, compared to no sales in this segment in 2022.

Our handysize vessel revenue decreased by $71.6 million, or approximately 44.9%, from $159.5 million for the year ended December 31, 2022 to $87.9 million for the year ended December 31, 2023. The decrease in 2023 was primarily due to the same reasons set forth in the above paragraph. Our supramax/ultramax vessel revenue decreased by $130.3 million, or approximately 48.5%, from $268.4 million for the year ended December 31, 2022 to $138.1 million for the year ended December 31, 2023. The decrease in 2023 was primarily due to the same reasons set forth in the above paragraph.

Drybulk Business TCE Revenue

Handysize TCE per day decreased by $11,764 per day, or approximately 53.2%, from $22,115 per day for the year ended December 31, 2022 to $10,351 per day for the year ended December 31, 2023 primarily due to a decrease in the handysize spot market rates.

Supramax/ultramax TCE per day decreased by $11,880 per day, or approximately 46.1%, from $25,788 per day for the year ended December 31, 2022 to $13,908 per day for the year ended December 31, 2023 primarily due to a decrease in the supramax/ultramax spot market rates.

Steel output and iron ore imports into China declined and congestion in the ports improved which affected the demand and availability of tonnage and resulted in lower spot rates in the drybulk markets when compared to 2022.

Cost of sales.
Total cost of sales increased by $54.0 million, or approximately 18.4%, from $293.7 million for the year ended December 31, 2022 to $347.7 million for the year ended December 31, 2023, mainly as a result of the increase in cost of ship sales. The largest component of cost of sales is voyage expenses, which decreased by $16.5 million from $91.1 million for the year ended December 31, 2022 to $74.6 million for the year ended December 31, 2023. This decrease in voyage expenses was primarily due to the conclusion of nine vessel sales during 2023 compared to no sales in Handysize and Supramax/ultramax segments in 2022, partially offset by decreased returns on forward freight agreements used to hedge against volatile spot rates. Charter hire costs decreased by $31.9 million from $58.9 million for the year ended December 31, 2022 to $27.0 million for the year ended December 31, 2023. This decrease was due to a reduction of the short-term operating days as the demand for drybulk cargo decreased. Vessel operating costs decreased by $3.9 million from $46.9 million in the year to December 31, 2022 to $43.0 million in the year to December 31, 2023. The decrease was primarily due to the decreased number of owned vessels following the sale of five handysize vessels and four supramax/ultramax vessels during 2023; partially offset by additional costs incurred for repairs on older vessels, higher lube oil cost and additional crew required to perform ongoing repairs while we transition away from two and a half year intermediary drydocks to five year drydocks, reducing capital expenditure. Depreciation of ships, dry-docking and plant and equipment – owned assets decreased by $5.7 million from $30.5 million in the year to December 31, 2022, to $24.8 million in the year to December 31, 2023. The main reason for this decrease was the vessel sales executed during 2023. Depreciation of ships and ship equipment – right-of-use assets decreased by $5.4 million from $35.7 million in the year to December 31, 2022 to $30.3 million in the year to December 31, 2023 as a purchase option was exercised last year reducing the right -of-use assets
and one of the charters was indexed-linked and decreased in 2023 in line with the market. Other expenses remained relatively flat from $0.7 million in the year to December 31, 2022, to $0.6 million in the year to December 31, 2023. Cost of ship sale increased by $117.5 million from $29.9 million in the year to December 31, 2022 to $147.4 million in the year to December 31, 2023. This increase is due to the sale of a medium range tanker (included in the Other segment under a bareboat charter) in 2022 compared to nine ship sales in 2023.

Drybulk Business Cost of Sales

In the drybulk business, our handysize segment cost of sales increased by $49.1 million, or approximately 52.6%, from $93.4 million for the year ended December 31, 2022, to $142.5 million for the year ended December 31, 2023.
This increase was primarily due to increased cost of ship sales and an increase in charter hire costs, partially offset by a decrease in voyage expenses, vessel operating costs and depreciation of owned vessels.
 Our handysize segment voyage expenses decreased by $5.3 million, or approximately 17.3%, from $30.7 million for the year ended December 31, 2022, to $25.4 million for the year ended December 31, 2023. This decrease was primarily due to a decrease in the number of voyages due to the sale of vessels. The charter hire costs in the handysize segment increased by $1.2 million, or approximately 9.9%, from $12.1 million for the year ended December 31, 2022, to $13.3 million for the year ended December 31, 2023 due to the charter hire costs to charter back a vessel that was sold part way through 2023. Our handysize vessel operating costs decreased by $2.8 million, or approximately 8.9%, from $31.6 million for the year ended December 31, 2022, to $28.8 million for the year ended December 31, 2023. The decrease was primarily due to the reduced number of vessels due to ship sales during the year, partially offset by increasing repair costs for some of the aging handyize vessels, increase lube oil costs and additional crew required to perform ongoing repairs while we transition away from two and a half year intermediary drydocks to five year drydocks, reducing capital expenditure.

Our supramax/ultramax segment cost of sales increased by $35.6 million, or approximately 20.6%, from $172.6 million for the year ended December 31, 2022 to $208.2 million for the year ended December 31, 2023. This increase was primarily due to increased cost of ship sales and a proportional decrease in voyage expenses, vessel operating costs and depreciation of owned vessels, and decreasing charter hire costs due to reducing demand for drybulk cargo which reduced the need to supplement the fleet with short-term operating days. Our supramax/ultramax segment voyage expenses decreased by $11.1 million, or approximately 18.4%, from $60.4 million for the year ended December 31, 2022, to $49.3 million for the year ended December 31, 2023. This decrease was primarily due to a lower number of operating days. The charter hire costs in the supramax/ultramax segment decreased by $33.2 million, or approximately 70.9%, from $46.8 million for the year ended December 31, 2022, to $13.6 million for the year ended December 31, 2023. The decrease was due to a decrease in short-term chartered vessels as demand for drybulk cargoes decreased. Our supramax/ultramax vessel operating costs decreased by $1.3 million, or approximately 7.1%, from $18.2 million for the year ended December 31, 2022, to $16.9 million for the year ended December 31, 2023. The decrease was primarily due to the reduced number of vessels due to ship sales during the year, partially offset by increased lube oil costs and additional crew required to perform ongoing repairs while we transition away from two and a half year intermediary drydocks to five year drydocks, reducing capital expenditure.

Drybulk Business Vessel Operating Costs Per Day

Handysize vessel operating costs per day increased by $65, or approximately 1.1%, from $5,776 per day for the year ended December 31, 2022 to $5,841 per day for the year ended December 31, 2023.

Supramax/ultramax vessel operating costs per day increased by $319, or approximately 6.0%, from $5,297 per day for the year ended December 31, 2023 to $5,616 per day for the year ended December 31, 2023.

These increases were primarily due to increased lube oil costs, increasing repair costs for some of the aging handyize vessels and additional crew required to perform ongoing repairs while we transition away from two and a half year intermediary drydocks to five year drydocks, reducing capital expenditure.

During 2022 and 2023, the post pandemic effects and inflationary economy continued to have a negative impact on crew repatriation and logistics with expensive flights for crew and the cost of transporting spares to vessels. The lack of availability of the spares required our technical department to hold increased quantities of stock on board the vessels.

Gross profit.
Gross profit decreased by $127.4 million, or 76.4%, from $166.8 million for the year ended December 31, 2022 to $39.4 million for the year ended December 31, 2023 primarily for the reasons described above.

Other operating (expense) income.
Other operating (expense) income decreased by $1.7 million from an income of $0.3 million recorded in the year ended December 31, 2022, to an expense of $1.4 million recorded in the year ended December 31, 2023. For the year ended December 31, 2023, we recorded impairment losses on vessels of $2.0 million, the reversal of impairment losses on assets under construction of $0.3 million and lease revenue of $0.3 million. In the year ended December 31, 2022, we recorded the reversal of impairment losses on vessels of $1.7 million and the impairment loss on a right-of-use ship of $1.0 million. We recorded a foreign exchange loss of $0.2 million for the year ended December 31, 2023 and $0.5 million for the year ended December 31, 2022 as a result of unrealized and realized revaluations of foreign currency bank balances, vendor balances and customer balances at period end.

Administrative expense.
Administrative expense decreased by $15.5 million, or approximately 32.2%, from $48.1 million for the year ended December 31, 2022 to $32.6 million for the year ended December 31, 2023 primarily due to the fees associated with the offer to shareholders to purchase their shares in the prior year of $10.3 million and the settlement of the forfeitable share plan that was terminated as part of the transaction agreement of $8.1 million, which was further decreased by a lower staff incentive accrual in the current year.

Interest income.
Interest income increased by $0.6 million from $2.2 million for the year ended December 31, 2022 to $2.8 million for the year ended December 31, 2023. Interest increased for the year ended December 31, 2023 due to higher cash balances and higher interest rates, as well as interest earned on the Other investments.

Interest expense.
Interest expense remained relatively flat from $17.1 million for the year ended December 31, 2022 to $17.1 million for the year ended December 31, 2023. Interest expense on bank loans decreased by $0.2 million from $14.1 million for the year ended December 31, 2022 to $13.9 million for the year ended December 31, 2023. Interest expense on bank loans reflect the payment of interest on debt that principally funds our vessels. Our bank loans outstanding decreased by $56.8 million from $199.0 million as at December 31, 2022 to $142.2 million as at December 31, 2023 primary due to quarterly repayments and repayment due to ship sales. The weighted average effective interest rate on our outstanding debt increased from 8.16% in 2022 to 9.44% in 2023. The increase in the weighted average effective interest rate was primarily due to the increase in Term SOFR as a consequence of the rising inflation.

Income tax expense.
Income tax expense for the year decreased from $0.8 million for the year ended December 31, 2022 to $0.7 million for the year ended December 31, 2022.

(Loss) profit for the year.
Our (loss) profit for the year ended December 31, 2023, decreased to a loss of $9.6 million from a profit of $103.4 million for the year ended December 31, 2022 for the same reasons set forth above.

Year Ended December 31, 2022 Compared to the Year Ended December 31, 2021

Certain financial data on a consolidated basis and for our key segments was as follows for the years ended December 31, 2022 and 2021. This information was derived from our consolidated financial statements for the respective periods.

Consolidated Results of Operations

	Year Ended December 31,
(In thousands of U.S. dollars)	2022		2021
Continuing operations
Revenue	$		$
Vessel and other		430,479		455,839
Ship sales		29,981		-
		460,460		455,839
Cost of sales
Voyage expenses		(91,104)		(96,964)
Vessel operating costs		(46,901)		(43,958)
Charter hire costs		(58,926)		(75,381)
Depreciation of ships, drydocking and plant and equipment - owned assets		(30,498)		(25,866)
Depreciation of ships and ship equipment – right-of-use assets		(35,676)		(34,898)
Other expenses		(696)		(1,875)
Cost of ship sale		(29,897)		-
Gross profit		166,762		176,897
Other operating income		341		3,849
Administrative expense		(48,069)		(36,089)
Share of losses of joint ventures		(5)		(31)
Interest income		2,228		201
Interest expense		(17,133)		(12,298)
Profit (loss) before taxation		104,124		132,529
Income tax (expense) benefit		(757)		118
Profit (loss) for the year from continuing operations		$103,367		$132,647

Discontinued operation
Loss for the year from discontinued operation		-		(3,165)
Profit for the year		103,367		129,482

Profit for the period attributable to:

Owners of the company
Continuing operations		103,367		122,090
Discontinued operation		-		(3,195)
Non-controlling interests		-		10,557
		103,367		129,482

Segment Results of Operations
(*)

	Year Ended December 31,
(In thousands of U.S. dollars)	2022	2021
Drybulk Carriers Business
Handysize Segment
Revenue	$159,934	$158,210
Cost of Sales	(93,418)	(84,231)
Gross profit (loss)	66,516	73,979
Supramax/ultramax Segment
Revenue	$268,463	$292,257
Cost of Sales	(172,588)	(195,811)
Gross profit (loss)	95,875	96,446

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

	Year Ended December 31,
	2022	2021
Drybulk Carriers Business
Handysize Segment
Calendar days (2)	6,091	6,375
Available days (3)	5,980	6,239
Operating days (4)	5,826	6,115
Owned fleet operating days (5)	5,210	5,215
Short-term charter-in days (7)	616	900
Fleet utilization (8)	97.4%	98.0%
TCE per day (9)	$22,115	$21,336
Vessel operating costs per day (10)	$5,776	$5,670
Supramax/ultramax Segment
Calendar days (2)	8,210	9,652
Available days (3)	8,143	9,555
Operating days (4)	8,063	9,429
Owned fleet operating days (5)	3,345	2,943
Long-term charter-in days (6)	2,343	2,674
Short-term charter-in days (7)	2,375	3,812
Fleet utilization (8)	99.0%	98.7%
TCE per day (9)	$25,788	$23,608
Vessel operating costs per day (10)	$5,297	$5,223

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

Interest income.
Interest income increased by $2.0 million from $0.2 million for the year ended December 31, 2021 to $2.2 million for the year ended December 31, 2022. Interest increased for the year ended December 31, 2022 due to higher cash balances and higher interest rates, as well as interest earned on the Other investments.

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

Below is a reconciliation from revenue to TCE revenue for the years ended December 31, 2023, 2022, and 2021.

	Year Ended December 31,
	2023			2022			2021
(In thousands of U.S. dollars)	Revenue	Voyage Expenses	TCE Revenue	Revenue	Voyage Expenses	TCE Revenue	Revenue	Voyage Expenses	TCE Revenue
Vessel revenue
Handysize	87,918	(25,355)	62,563	159,524	(30,683)	128,841	157,707	(27,235)	130,472
Supramax/ultramax	138,128	(49,259)	88,869	268,352	(60,420)	207,932	292,179	(69,600)	222,579
Other	-			2,082			5,372
Ship sale revenue	158,105			29,981			-
Other revenue	2,945			521			581
Adjustments (*)	-			-			-
Revenue	387,096			460,460			455,839

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

The table below presents the reconciliation between profit (loss) for the year from continuing operations to EBITDA from continuing operations and Adjusted EBITDA from continuing operations for the years ended December 31, 2023, 2022 and 2021:

	Year Ended December 31,
(In thousands of U.S. dollars)	2023	2022	2021
(Loss) profit for the period from continuing operations	$(9,622)	$103,367	$132,647
Adjusted for:
Income tax expense (benefit)	683	757	(118)
Interest income	(2,798)	(2,228)	(201)
Interest expense	17,099	17,133	12,298
Share of losses of joint ventures	-	5	31
Depreciation and amortization	57,654	67,275	61,919

EBITDA from continuing operations	$63,016	$186,309	$206,576

Adjusted for
Impairment (Reversal of) loss recognized on ships	2,000	(1,707)	(3,557)
Impairment loss (Reversal of) recognized on right-of-use assets	-	985	(1,046)
Impairment loss recognized on goodwill and intangibles	-	-	965
Reversal of impairment loss recognized on assets under construction	(310)	-	-
Share based compensation	-	8,134	3,330
Secondary registration and offering related expenses	-	-	633
Tender offer and related expenses	-	10,307	-

ADJUSTED EBITDA from continuing operations	$64,706	$204,028	$206,901

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

Adjusted net income (loss) is used by management for forecasting, making operational and strategic decisions, and evaluating current company performance. It is also one of the inputs used to calculate the variable amount that will be returned to shareholders in the form of quarterly dividends and/or share repurchases. Adjusted net income (loss) is not recognized by IFRS and should not be considered in isolation or used as alternatives to profit (loss) for the period or any other indicator of our operating performance.

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

The table below presents the reconciliation between Profit (loss) for the period attributable to the owners of the Company for continuing operations to Adjusted net income (loss) for the years ended December 31, 2023, 2022 and 2021:

	Year Ended December 31,
(In thousands of U.S. dollars, other than per share data)	2023	2022	2021
Profit (loss) for the period attributable to owners of the Company for continuing operations	$(9,622)	$103,367	$122,090
Adjusted for:
Impairment (reversal of) loss recognized on ships	2,000	(1,707)	(3,557)
Impairment loss recognized on goodwill and intangibles	-	-	965
Impairment loss (reversal of) recognized on right-of-use assets	-	985	(1,046)
Reversal of impairment loss recognized on right-of-use assets	(310)
Share based compensation	-	8,134	3,330
Secondary registration and offering related expenses	-	-	633
Tender offer and related expenses	-	10,307	-

Adjusted net income (loss) for continuing operations	(7,932)	121,086	122,415

Weighted average number of shares on which profit/(loss) per share has been calculated	19,524,087	18,949,972	19,150,787
Effect of dilutive potential ordinary shares	-	-	861,168
Weighted average number of ordinary shares for the purpose of calculating diluted profit/(loss) per share	19,524,087	18,949,972	20,011,955

Basic profit (loss) per share for continuing operations	$(0.49)	$5.45	$6.38
Diluted profit (loss) per share for continuing operations	$(0.49)	$5.45	$6.10

Basic Adjusted earnings (loss) per share for continuing operations	$(0.41)	$6.39	$6.39
Diluted Adjusted earnings (loss) per share for continuing operations	$(0.41)	$6.39	$6.12

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

The table below presents a reconciliation between Profit (loss) for the year to Headline earnings (loss) for the years ended December 31, 2023, 2022 and 2021:

	Year ended December 31,
(In thousands of U.S. dollars, other than per share data)	2023	2022	2021
Profit (loss) for the period attributable to owners of the Company	$(9,622)	$103,367	$118,925
Adjusted for:
Impairment loss (Reversal of) recognized on ships	2,000	(1,707)	(3,557)
Impairment loss (reversal of) recognized on right-of-use assets	-	(985)	(1,046)
Impairment loss recognized on goodwill and intangibles	-	-	965
Impairment loss recognized on assets of disposal group	-	-	2,551
Impairment loss recognized on office equipment, furniture and fittings and motor vehicles	-	-	1
Reversal of impairment loss recognized on assets of disposal group	(310)
Loss on disposals of business	-	-	26
Headline earnings (loss)	$(7,932)	$102,645	$117,865

Weighted average number of shares on which profit (loss) per share has been calculated	19,524,087	18,949,972	19,150,787
Effect of dilutive potential ordinary shares	-	-	861,168
Weighted average number of ordinary shares for the purpose of calculating diluted profit (loss) per share	19,524,087	18,949,972	20,011,955

Basic profit (loss) per share	$(0.49)	$5.45	$6.21
Diluted profit (loss) per share	$(0.49)	$5.45	$5.94

Basic headline earnings (loss) per share	$(0.41)	$5.42	$6.15
Diluted headline earnings (loss) per share	$(0.41)	$5.42	$5.89

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

We have options to acquire three vessels, the
IVS Naruo
, the
IVS Pebble Beach
and the
IVS Atsugi
that have or are expected to first enter into the exercise periods under their respective charter parties in December 2020, September 2022 and January 2023 respectively. As of the date of this annual report, we have exercised the purchase option on the
IVS Naruo
with delivery expected to take place on or before June 30, 2024.
 See “Item 4. Information on the Company—Business Overview—Our Fleet”. The prices of these purchase options range from approximately $12.0 million to $23.8 million, subject to exchange rates and adjustments, where an option is exercisable on more than one date, based on the remaining time balance of the charter. In each case, such purchase option is subject to certain other adjustments and conditions and will expire at the completion of the applicable time charter.

In 2021 we experienced a significant increase in demand for drybulk tonnage which, together with the reduced supply of new vessels into the market and increased port congestion, resulted in a strong spot market. These favorable conditions continued through the first half of 2022 and the increased earnings improved liquidity and strengthened our balance sheet providing us with sufficient free cash to pay dividends, repurchase shares, expand our Fleet and to reduce our debt obligation. On December 5, 2022, we paid a special dividend of $97.0 million in terms of the Transaction Implementation Agreement between ourselves and Taylor Maritime Investments Limited following a successful conclusion of the voluntary cash offer for all the issued ordinary shares of the company. The
Company
started to experience lower rates on time and voyage charters towards the end of 2022 that has persisted through 2023. The decline in the market has impacted the liquidity; although the sale of older and less efficient vessels has enabled us to improve our fleet profile as well as provide funding to the capital reduction that was paid out in two tranches in October 2023 and December 2023.

We manage liquidity risk by monitoring forecast and actual cash flows and ensuring that adequate borrowing facilities are maintained. Our management may, from time to time, at their discretion raise or borrow monies for our requirements as they deem fit. There are measures in place to preserve cash, maintain adequate financing to meet our obligations and comply with existing loan covenants imposed by the banks. The covenant levels are monitored continuously to identify any potential covenant issues so that solutions such as waivers or modifications to the loan covenants to obtain more favorable terms can be implemented in advance. We may seek to accomplish any of these independently or in conjunction with one or more of these actions. Based on the 12 months cash flow forecast prepared by management from the date of this annual report, our Board of Directors has no reason to believe that we will not continue as a going concern and has assessed that there is no material uncertainty related to these conditions and there is no substantial doubt about our ability to continue as a going concern. We have plans in place to sell certain vessels, exercise certain purchase options, repay certain loans, protect existing covenants on term loans and maintain adequate liquidity.

Cash Flow Discussion

The following table presents cash flow information for each of the years ended December 31, 2023, 2022 and 2021.

	Year Ended December 31,
(In thousands of U.S. dollars)	2023	2022	2021
Net cash flows generated from operating activities (1)	$155,123	$186,029	$204,852
Net cash generated from investing activities	1,200	98	1,066
Net cash flows used in financing activities	(147,450)	(243,142)	(139,076)
Net (decrease) increase in cash and cash equivalents	8,873	(57,015)	66,842
Cash and cash equivalents, beginning of year	45,561	104,243	37,942
Effect of exchange rate changes on the balance of cash held in foreign currencies	(205)	(667)	(541)
Cash and cash equivalents, end of year	$55,229	$46,561	$104,243

(1)
Net cash flows generated from operating activities includes capital expenditure on ships of $38,076,000, $9,306,000 and $33,455,000 and proceeds from disposal of ships of $152,011,000, $29,509,000 and $47,819,000 for the years ended December 31, 2023, 2022 and 2021.

Net cash flows generated from operating activities.
Net cash flows generated from operating activities decreased by $30.9 million due to an inflow of $155.1 million for the year ended December 31, 2023 as compared to an inflow of $186.0 million for the year ended December 31, 2022, primarily due to an decrease in cash generated through operating activities of $139.7 million as a result of the weaker drybulk markets in 2023, an increase in capital expenditure on vessels of $28.8 million, a net increase in interest paid of $1.8 million and an increase in income tax paid of $2.3 million, partially offset by an increase in proceeds on the sale of ships of $122.5 million and positive movements in working capital of $19.2 million.

Net cash flows generated from operating activities was $155.1 million for the year ended December 31, 2023, $186.0 million for the year ended December 31, 2022 and $204.9 million for the year ended December 31, 2021. Net cash flows generated from operating activities for year ended December 31, 2023 include
capital expenditure on vessels of $38.1 million and proceeds from vessel sales of $152.0 million. Net cash flows generated from operating activities for the year ended December 31, 2022 include
capital expenditure on vessels of $9.3 million and proceeds from vessel sales of $29.5 million. Net cash flows generated from operating activities for the year ended December 31, 2021 include capital expenditure on vessels of $33.5 million and proceeds from vessel sales of $47.8 million.

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

Net cash generated from investing activities.
Net cash flows from investing activities were $1.2 million for the year ended December 31, 2023, $0.1 million and $1.1 million for the year ended December 31, 2022 and 2021, respectively. Net cash generated from investing activities in the year ended December 31, 2023 were comprised of net cash from the acquisition of subsidiaries of $2.0 million that were offset by the acquisition of plant and equipment of $0.6 million and intangible assets of $0.2 million. Net cash generated from investing activities in the year ended December 31, 2022 were relatively immaterial receipts from the sale of plant and equipment of $0.3 million that were offset by purchases of plant and equipment of $0.1 million and intangible assets of $0.1 million. Net cash generated from investing activities in the year ended December 31, 2021 were relatively immaterial receipts from a joint venture loan of $0.8 million and dividends received from a joint venture of $0.2 million.

Net cash flows from investing activities increased by $1.1 million for the year ended December 31, 2023 compared to the year ended December 31, 2022 primarily due to the net cash acquired in the purchase of subsidiaries of $2.0 million that was offset by the purchase of minor assets and intangibles compared to the immaterial receipts from the sale of minor assets in the previous year. Net cash flows from investing activities decreased by $1.0 million for the year ended December 31, 2022 compared to the year ended December 31, 2021 primarily due to the repayment of joint venture loans of $0.8 million received in 2021 compared to net minor purchases and sales of plant and equipment in the previous year.

Net cash flows used in financing activities.
Net cash flows used in financing activities were $147.5 million for the year ended December 31, 2023, $243.1 million for the year ended December 31, 2022 and $139.1 million for the year ended December 31, 2021. Net cash flows used in financing activities in the year ended December 31, 2023 were primarily impacted by the repayment of $56.9 million in existing debt, the repayment of $58.3 million in lease liabilities and capital repaid of $32.4 million. Net cash flows used in financing activities in the year ended December 31, 2022 were primarily impacted by the repayment of $49.9 million in existing debt, the repayment of $56.9 million in lease liabilities and dividends paid of $135.9 million. Net cash flows used in financing activities in the year ended December 31, 2021 were primarily impacted by the repayment of $82.1 million in existing debt, the acquisition of the non-controlling interest in IVS Bulk of $46.6 million, the repayment of $36.0 million in lease liabilities, dividends paid of $13.6 million and the acquisition of treasury shares of $11.9 million, offset by a net inflow of $48.0 million from the incurrence of new debt and the release of restricted cash of $3.1 million.

Net cash flows used in financing activities decreased by $95.7 million from an outflow of $243.1 million for the year ended December 31, 2022 to an outflow of $147.5 million for the year ended December 31, 2023 primarily due to decreased dividend payments of $134.7 and a decrease in restricted cash of $1.8 million, offset by an increase in the repayment of the principal portion of long-term interest-bearing debt of $7.0 million and an increase in the repayments on lease liabilities of $1.4 million and an increase in capital repayments of $32.4 million.

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

Restricted cash
. The above cash flow figures in this “Cash Flow Discussion” exclude restricted cash of $8.7 million which is pledged to certain banks to secure loans and other credit facilities. As of December 31, 2023, we had cash and bank balances (including restricted cash) of $63.9 million.

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
, for an amount of $18.0 million with delivery on June 18, 2022. The vessel remained chartered-in at her original contract rate until delivery.

On May 25, 2023, we exercised the purchase option on the chartered-in 2016-built supramax bulk carrier,
IVS Hayakita
, with delivery on September 25, 2023. The vessel remained chartered-in at her original contract rate until delivery.

On July 18, 2023, we entered into a contract to purchase the 2024-built handysize bulk carrier newbuilding for a price of $33.8 million (before costs) from Good Viscount (MI) Ltd (a wholly owned subsidiary of our parent company). We took delivery of the handysize bulk carrier on February 6, 2024.

On July 24, 2023, we entered into a contract to purchase the 2011-built handysize bulk carrier, IVS Merlin, for a price of $15.0 million (before costs) from Billy (MI) Ltd (a wholly owned subsidiary of our parent company). We took delivery of the handysize bulk carrier on July 28, 2023.

On October 3, 2023, we announced that the completion conditions included in the two sale and purchase agreements for the acquisition of the entire issued share capital of Tamar Ship Management Limited and Taylor Maritime Management Limited had been met. The acquisition became legally effective on October 3, 2023.

On November 13, 2023, we exercised the purchase option on the 2014-built supramax bulk carrier IVS Naruo for approximately $12.0 million with delivery expected to take place on or before June 30, 2024. The acquisition of this vessel will be funded by the proceeds of previous vessel sales and available working capital.

In addition to acquisitions that we may undertake in future periods, we will incur additional expenditures due to drydockings for our Fleet. The location of the drydock will be decided when the vessel is scheduled to drydock. We estimate our drydocking costs, including capitalized costs incurred during drydocking related to vessels and vessel equipment, and scheduled off-hire days for our Fleet through 2024 and 2025 to be:

Year	Estimated Drydocking Cost	Estimated Off-hire Days
(U.S. dollars)
2024	$5.8 million	117.00 days
2025	$5.0 million	90.00 days

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

For the years ended December 31, 2023, 2022 and 2021, we incurred a total of $7.9 million, $7.2 million, and $8.8 million of drydocking costs, respectively, excluding costs incurred during drydocking that were capitalized to vessel assets or vessel equipment.

During 2023, nine of our vessels completed their scheduled drydockings. We estimate that ten of our vessels will be drydocked in 2024 and five of our vessels will be drydocked in 2025.

Description of Indebtedness

Below is a summary of our significant debt obligations.

Loan Agreements

$100.0 Million Senior Secured Credit Facility

On May 8, 2018, GSPL entered into a $100.0 million senior secured credit facility that was fully repaid on May 15, 2023.

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
IVS North Berwick
, and (c) security over the shares in the IVS Bulk subsidiaries other than the subsidiary owning the
IVS North Berwick
. Grindrod Shipping has provided an undertaking to Sankaty, the other shareholder in IVS Bulk, that Grindrod Shipping will not directly borrow under this facility, and to the extent Grindrod Shipping has not borrowed under this facility but are nevertheless required, as a joint and several borrower, to make payments to the lenders, Sankaty has provided Grindrod Shipping with an indemnity for its share of such payment, so that as between us and Sankaty the net payment is borne in proportion to each of our shareholding in IVS Bulk. On December 29, 2020, the parties to the facility agreement entered into an amendment the purpose of which was to provide relief on the book value net worth covenant, the debt to market adjusted tangible fixed asset ratio and the working capital covenant as set out further in “—Loan Covenants” below. On September 10, 2021, the parties to the facility agreement entered into an amendment and restatement agreement the purpose of which was to increase the size of the facility to $120.0 million (increasing the amount then available for drawdown by $23.0 million). On June 1, 2023, the parties to the facility agreement entered into an amendment and restatement agreement the purpose of which was to convert the interest rate from LIBOR to Term SOFR. The covenants applicable to this facility described in “—Loan Covenants” below. As of December 31, 2023, $63.6 million was outstanding on this facility. On March 8, 2024, the proceeds of the $83.0 Million Senior Secured Credit Facility
were used to settle this facility
 and as
of March 27, 2024, this facility was fully repaid.

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
IVS North Berwick
. On August 14, 2023, the parties to the facility agreement entered into an amendment and restatement agreement the purpose of which was to transition the interest rate from LIBOR to Term SOFR. As of December 31, 2023, $9.1 million was outstanding on this facility.

Combined $31.4 Million Senior Secured Credit Facility

On July 29, 2019, each of the subsidiaries owning
IVS Okudogo
and
IVS Prestwick
, entered into a separate term loan facility, as borrower, with The IYO Bank, each for an amount up to approximately $15.7 million, the proceeds of which were used to finance a portion of the purchase price of
IVS Okudogo
on her delivery on August 8, 2019, and of
IVS Prestwick
, on her delivery on September 26, 2019, respectively. Grindrod Shipping is a party, as guarantor, to each of these agreements. On August 27, 2019, the respective parties to each of these two facilities entered into an addendum to the relevant facility agreement, in each case to clarify matters relating to the balloon payment. The facilities each have a seven-year term, are repayable in quarterly instalments with a balloon payment at the end of the repayment schedule, bear interest at a rate of LIBOR plus 2.00% per annum and are secured by, amongst other security, a mortgage over the relevant vessel and, in each case, a mortgage over the vessel
IVS Ibis
and a guarantee by Grindrod Shipping. On March 16, 2023, the parties to the facility agreement entered into an amendment and restatement agreement the purpose of which was to transition the interest rate from LIBOR to Term SOFR. As of December 31, 2023, a total of $22.6 million was outstanding on these facilities.

Other Borrowings

GSPL has other borrowings that relate to $64.0 million in financing arrangements entered into with third parties with respect to four of the vessels we regard as owned, namely
IVS Knot
,
IVS Kinglet
,
IVS Magpie
and
IVS Phoenix
. The arrangements commenced on June 26, 2019, September 19, 2019, November 20, 2019 and September 16, 2021, respectively, the loans are payable monthly in advance and bear interest at a rate of LIBOR plus 1.7% per annum and LIBOR plus 1.75%. During June 2023, the parties to the facility agreements entered into addendums the purpose of which was to transition the interest rate from LIBOR to Term SOFR. The loans mature on June 25, 2030, October 18, 2031, November 19, 2031 and August 16, 2036. As of December 31, 2023, the outstanding balances in relation to these borrowings was $46.9 million.

$20.2 Million Senior Secured Credit Facility

On February 2, 2024, the subsidiary owning
HB Imabari
, entered into a separate term loan facility, as borrower, with The IYO Bank, for an amount up to approximately $20.2 million, the proceeds of which were used to finance a portion of the purchase price of
HB Imabari
on her delivery on February 6, 2024. Grindrod Shipping is a party, as guarantor, to the agreement. The facility has a seven-year term, is repayable in quarterly instalments with a balloon payment at the end of the repayment schedule, bear interest at a rate of Term SOFR plus 2.35% per annum and are secured by, amongst other security, a mortgage over the relevant vessel and a guarantee by Grindrod Shipping. As the subsidiary drew down on this facility subsequent to year end, as of December 31, 2023 there was nil outstanding under this facility. As of March 27, 2024, the full principal amount of $20.2 million was outstanding on this facility.

$83.0 Million Senior Secured Credit Facility

On February 29, 2024, Grindrod Shipping, as parent guarantor and GSPL as borrower entered into a $83.0 million senior secured revolving loan facility with Nordea Bank ABP, Filial I Norge as facility agent and security agent and Nordea Bank ABP, Filial I Norge (“Nordea”) and Skandinaviska Enskilda Banken AB (Publ), Singapore Branch (“SEB”) as lenders relating to eight vessels. The facility has an additional $30.0 million that can be accessed as an accordion facility during the 36 months prior to the facility maturing. The facility was drawn in full on March 8, 2024, for the purpose of refinancing the existing indebtedness (the $114.1 Million Senior Secured Credit Facility as described above
)
. The facility bears interest at Term SOFR plus a margin of 2.65% per annum and matures on March 7, 2028. The facility is secured by, among other things, (a) first priority mortgage over each of the eight vessels owned by the relevant GSPL subsidiaries, (b) a guarantee from each of the relevant GSPL subsidiaries (namely
IVS Phinda
,
IVS Sparrowhawk, IVS Thanda, IVS Tembe, IVS Sunbird, IVS Wentworth, IVS Swinley Forest
and
IVS Gleneagles
), and (c) security over the shares in the relevant GSPL subsidiaries. The covenants applicable to this facility are described in “—Loan Covenants” below. As GSPL drew down on this facility subsequent to year end, as of December 31, 2023 there was nil outstanding under this facility. As of March 27, 2024, the full principal amount of $83.0 million was outstanding on this facility.

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

On December 29, 2020 and December 31, 2020, the parties to the relevant agreements entered into further amendments to our $114.1 million senior secured credit facility in which the lenders agreed to the following covenant amendments:

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

On December 29, 2020 and June 7, 2021, the parties to the relevant agreements entered into further amendments to our $114.1 million senior secured credit facility in which the lenders agreed to the following covenant amendments:

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

The $114.1 million senior secured credit facility described above contained
, among other conditions and obligations, the following amended financial covenants the most stringent of which require us and our subsidiaries, to maintain on a consolidated basis:

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

Further, the credit facilities referred to above contained provisions requiring a minimum value of the collateral for each relevant facility, such that the aggregate fair market value of the vessels securing the relevant facility plus any additional security securing that facility divided by the relevant debt amount results in at least a specified minimum amount (depending on the relevant facility agreement and the type and age of the vessels securing the loan), with the relevant minimum amount ranging between 125% and 135%.

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

As of December 31, 2023, Grindrod Shipping, GSPL, the borrowers and the other GSPL subsidiaries were in compliance with all of the financial and restrictive covenants contained in our credit facilities.

See Note 24 to our consolidated financial statements for further details regarding the credit facilities.

Loan Financial Covenants after March 8, 2024

After the refinancing and drawdown of the 2024 $83.0 Million Senior Secured Credit Facility, the financial covenants described above were replaced with the following financial covenants, under which, on a consolidated basis, the Group must maintain:

•	Cash and cash equivalents that is the higher of (a) $500,000 per owned vessel and (b) 5% of interest-bearing debt;
•	The Adjusted Equity shall be no less than (a) 40% of the sum of the liabilities and Adjusted Equity and (b) $175,000,000; and
•	Positive Working Capital.

Adjusted Equity means the total equity presented in the most recent consolidated financial statements and/or management accounts delivered to the Facility Agent pursuant to the Facility Agreement by adjusting the vessels' book values to their current market values obtained through Approved Valuers (as defined therein).

All other provisions, restrictive covenants and undertakings as described above remain relevant to the new facility.

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

The following table summarizes our contractual obligations as of December 31, 2023:

	Payments Due by Period
(In thousands of U.S. dollars)	Total	Less Than 1 Year	1–3 Years	3–5 Years	More than 5 Years
Secured bank loans and other borrowings (1)	142,217	18,578	91,582	9,976	22,081
Interest on secured bank loans and other borrowings (2)	29,309	9,995	9,392	4,093	5,829
Capital expenditure on vessels (1)	17,869	17,869	-	-	-
Time charter agreements	4,763	4,763	-	-	-
Lease liabilities (3)	33,805	32,432	1,373	-	-
Total contractual obligations	227,963	83,637	102,347	14,069	27,910

(1)	These obligations are disclosed in Notes 24 and 40 of the consolidated financial statements.

(2)	Interest is based on Term SOFR assumption of 5.4% per annum for secured bank loans and other borrowings.

(3)	Include obligations under certain time charter agreements. Please see Note 23 of the consolidated financial statements.

Recent Accounting Pronouncements

For recent accounting pronouncements that we have evaluated and determined to have an impact on our consolidated financial statements, see Note 9 to our consolidated financial statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors

The table below details the names of, and information about, the directors of Grindrod Shipping. At our next annual general meeting, Messrs Klemme and Schaar will retire from office pursuant to Regulation 101 of the Constitution of the Company and will be eligible to and, we expect, will stand for re-election.

Name	Age	Position	Term Expires
Rebecca Brosnan	44	Director	Annual General Meeting, by rotation
Edward Buttery (1)	39	Director
Gordon French	59	Director	Annual General Meeting, by rotation
Alan Hatton	46	Director	Annual General Meeting, by rotation
Charles Maltby	52	Director	Resigned effective on December 31, 2023
Kurt Klemme (2)	55	Director	Next Annual General Meeting, by rotation
Cullen Schaar (2)	40	Director	Next Annual General Meeting, by rotation
Paul Over	67	Director	Annual General Meeting, by rotation
Stephen Griffiths	63	Director	Retirement effective on March 31, 2023
John Herholdt	75	Director	Retirement effective on March 31, 2023
Quah Ban Huat	57	Director	Retirement effective on March 31, 2023

(1)	Mr. Buttery will serve as Director so long as he holds the position as Chief Executive Officer of the Company.

(2)
At each Annual General Meeting subsequent to the first Annual General Meeting, one-third of the directors for the time being (or, if their number is not a multiple of three the number nearest to one-third) shall retire from office by rotation. The directors to retire in every year shall be those, subject to retirement by rotation, who have been longest in office since their last re-election or appointment and so that as between persons who became or were last re-elected directors on the same day, those to retire shall (unless they otherwise agree among themselves) be determined by lot. A retiring director shall be eligible for re-election. Messrs. Klemme and Schaar will retire by rotation pursuant to Regulation 101 of the Company’s Constitution in the next Annual General Meeting.

Rebecca Brosnan
has served as a member of our board of directors
since December 6, 2022
and is a member of the Audit and Risk Committee. Ms. Brosnan has over 20 years of experience in investment banking, financial markets, commodities and currently serves as the IFC Nominated Director on the Board of the City Bank, a listed commercial bank in Bangladesh. Previously, Ms. Brosnan was the Chief Financial Officer & Head of Strategy of Diginex, the COO & CFO of Mother’s Choice and Head of Asia Commodities and Head of Strategy at the Hong Kong Stock Exchange.

Edward Buttery
was appointed as the new Chief Executive Officer of the Company effective on April 1, 2023. He previously served as a member of our board of directors and as a member of the Compensation and Nomination Committee from December 6, 2022 to March 31, 2023. Mr. Buttery is the Founder, Chief Executive Officer and Executive Director of Taylor Maritime Investments Limited and has extensive experience in the shipping and maritime finance fields over the last 18 years. Prior to Taylor, Mr. Buttery was a Chartering Manager at Pacific Basin, Deputy COO of Asia Maritime Pacific, and a member of the ship finance team at Nordea Bank.

Gordon French
has served as a member of our board of directors since March 20, 2023 and is a member of the Audit and Risk Committee and Compensation and Nomination Committee.
Mr. French
was
appointed as the Audit and Risk Committee Chairman effective on April 1, 2023. Mr. French was the Head of Global Banking and Markets for Asia-Pacific at HSBC based in Hong Kong responsible for all Global Banking and Market’s businesses in the region: Global Banking, Global Markets, Securities Services, Global Liquidity and Cash Management and Balance Sheet Management. Having served 33 years, Mr. French retired from his role at HSBC at the end of 2020. He represented HSBC on various regulatory and exchange committees and he was also the inaugural Chairman of HSBC Bank (Singapore) Limited from April 2016 to June 2017.

Alan Hatton
has served as a member of our board of directors since December 14, 2022. Mr. Hatton has over 16 years of leadership experience in the maritime industry and is currently the Managing Director of Foreguard Shipping, a privately-owned ship owner and operator of vessels in the chemical, offshore and gas sectors. Mr. Hatton started his career as an M&A banker at DrKW and Lazard and subsequently held CEO positions at publicly listed and private ship owning and operating companies. Mr. Hatton holds a B.Sc. and M.Sc. from the London School of Economics and Political Science, has completed the Copenhagen Business School Blue Board Leadership Program (2023-2024) and is a Singapore Institute of Directors Senior Accredited Director

Kurt Klemme
has served as a member of our board of directors since December 6, 2022 and is the Chairman of the Board of Directors, member of the Audit and Risk Committee and member of the Compensation and Nomination Committee. Dr. Klemme has nearly 26 years of experience in the shipping industry and is presently the Managing Director of Reederei Nord GmbH Germany and Group Managing Director of the international Reederei Nord Holdings. He has worked in a variety of leadership positions with the group during the past 20 years. Currently, he is also Chairman of the German Shipowners’ Defence Association.

Paul Over
has served as a member of our board of directors since February 17, 2022 and is based in Hong Kong. Paul Over joined the London shipbroking company of Eggar Forrester Ltd in 1976 after being at sea with Kristian Jebsen A/S. He then joined Jardine, Matheson & Co., Limited, working first for their London based shipbroking company, Howe Robinson, before transferring to Hong Kong in 1980 to the ship owning division of the group. He left Jardines in 1984 to join the Continental Grain Company in Hong Kong where he was responsible for their Far East and Australian freight activities. Mr. Over joined Pacific Basin on its inception in 1987 as a founder and subsequent COO of the listed entity before retiring from that position in 2007. He held positions as independent non-executive director within the Baltic Exchange as a Director, Vice Chairman of the main company and as Chairman of its Freight Futures subsidiary Baltic Exchange Derivatives Trading Ltd. He also held independent non-executive director positions with Carisbrooke Shipping Ltd., Runciman Investments Ltd., Epic Gas Pte. Ltd., the London P&I Club, Asia Maritime Pacific of Hong Kong and has retired as an independent non-executive director of Taylor Maritime (HK) Ltd on October 3, 2023. He is currently a director on
the
members’ committee
of the UK P&I Club.

Cullen Schaar
has served as a member of our board of directors since December 6, 2022 and is a member of the Compensation and Nomination Committee since February 10, 2023. Mr. Schaar was appointed as the new Compensation and Nomination Committee Chairman effective on April 1, 2023. Mr. Schaar has over 16 years of experience investing in the maritime industry and is a private investor in the finance, energy, and transportation sectors. Prior to that, Mr. Schaar was President of Indigena Capital LP, Interim Chief Financial Officer and Director of Epic Gas Ltd, and an investment professional at Jefferies Financial Group, Inc.

Senior Management

The table below details the names of, and information about, the individuals who serve as Executive Officers:

Name	Age	Position
Edward Buttery (1)	39	Chief Executive Officer

(1)	Edward Buttery was appointed as Chief Executive Officer on April 1, 2023.

The business address of the persons noted above is Grindrod Shipping’s executive office at 1 Temasek Avenue, #10-02 Millenia Tower, Singapore 039192.

Compensation of Directors and Senior Management

We paid an aggregate cash compensation of $1.5 million to our Executive Officers and non-executive directors in 2023. For the year ended December 31, 2023, each non-executive director, other than the chairman of the board, was compensated with a fee of $85,000 for his or her services as one of our directors and an additional fee of $40,000 for his or her services as chairman of one of the board committees or an additional fee of $
15
,000 for his or her services as a member of one of the board committees; the chairman of the board receives a total annual fee of $175,000 for his or her services, inclusive of any such services as a director and as a committee chairman or member. To support the Company in its efforts to reduce its general and administrative expenses, the Board of Directors adopted the compensation and nomination committee’s recommendation and will seek shareholders’ approval at the next annual general meeting to reduce the non-executive directors’ remuneration for the year ending December 31, 2024 by twenty percent to: (i) total all-inclusive Chairman's fee of US$140,000; (ii) Director's fee of US$68,000; (iii) Committee Chairman's fee of US$32,000; and (iv) Committee member's fee of US$12,000.

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

The following description is only a summary of the material provisions of the forfeitable share plan, which is included as an exhibit to this annual report. We adopted the forfeitable share plan to provide selected employees with the opportunity to receive compensatory equity awards of our ordinary shares and to serve as a retention mechanism and recruitment tool. The forfeitable share plan also provided participants with the opportunity to share in the success of the company and aligns forfeitable share plan participant interests with the interests of our shareholders. The forfeitable share plan was administered by the compensation and nomination committee. Participants received grants of forfeitable ordinary shares, subject to applicable time and/or performance vesting conditions and other terms, that settled in ordinary shares when vested and were forfeited, in part in or in full, upon certain termination of employment events if not previously vested. Under the terms of the forfeitable share plan, the aggregate number of ordinary shares that may be granted and not yet vested under the forfeitable share plan at any one time shall not exceed 5% of the number of shares in issue (excluding treasury shares) as determined in reference to the day preceding the award.

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

The new policy on recovery of erroneously awarded compensation (the “Policy") was adopted by the board on November 28, 2023 and all executive officers and directors of our wholly-owned subsidiary, Grindrod Shipping Pte. Ltd. have acknowledged acceptance of the Policy.

Board Practices

Grindrod Shipping’s board of directors comprises seven directors, including five independent non-executive members, as determined in accordance with the prevailing Code of Corporate Governance issued by the Monetary Authority of Singapore, which is the 2018 Singapore Corporate Governance Code. Each of Grindrod Shipping’s directors is elected by Grindrod Shipping’s shareholders or appointed by the directors pursuant to Grindrod Shipping’s constitution. In addition, Mr. Over served as a director of Taylor Maritime (HK) Limited until October 3, 2023. To the extent that Mr. Over’s service as a member of the board of directors of Taylor Maritime (HK) Limited, presents a conflict of interest with respect to any matters involving us, Mr. Over has agreed to inform our board of directors of any such conflict and recuse himself from any proceedings or vote relating to such matters. In addition, Mr. Buttery is currently both the Chief Executive Officer and a director of Taylor Maritime Investments Limited. To the extent that Mr. Buttery’s service as a member of the board of directors of Taylor Maritime Investments Limited and as its Chief Executive Officer present a conflict of interest with respect to any matters involving us, Mr. Buttery has agreed that he must, as soon as is practicable after he is aware of such interest, declare the nature of his interest at a board meeting or send a written notice to the company containing details on the nature, character and extent of his interest in the transaction or proposed transaction with the Company; and also recuse himself from any proceedings or vote relating to such matters.

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

Audit and Risk Committee

The members of the audit and risk committee are Messrs. French(chairman), Klemme; and Ms. Brosnan. The audit and risk committee, among other things, oversees our financial reporting, risk management, related party transactions and internal controls (in relation to financial, operational, compliance and information technology controls), engages our external auditors and oversees our internal audit activities, tax policies and effectiveness of our legal and compliance systems.

Compensation and Nomination Committee

The members of the compensation and nomination committee are Messrs. Schaar (chairman), French and Klemme. The compensation and nomination committee oversees our compensation policy and the executive compensation policy, approves awards of stock based incentives, approves the individual package of the chief executive officer, reviews and monitors the nomination and appointment process and composition of the board of directors and succession planning of the board, the committees of the board of directors and the performance of the board.

Corporate Governance Practices

Pursuant to an exception under NASDAQ listing standards available to foreign private issuers, we are not required to comply with many of the corporate governance practices followed by U.S. companies under the NASDAQ listing standards. Accordingly, we are exempt from many of NASDAQ
’
s corporate governance practices. We are incorporated under the laws of Singapore and have elected to voluntarily comply with the relevant guidelines of the 2018 Singapore Corporate Governance Code. In connection with the listing of our ordinary shares on NASDAQ, we certified to NASDAQ that our corporate governance practices are in compliance with, and are not prohibited by, Singapore law. We also agreed or elected to comply with certain JSE corporate governance requirements in addition to complying with the applicable Singapore Corporate Governance Code and NASDAQ listing standards. Set forth below is a list of the significant differences between our corporate governance practices and NASDAQ listing standards applicable to listed U.S. companies.

Independence of Directors.
NASDAQ requires that a U.S.-listed company maintain a majority of independent directors. Our board of directors consists of seven directors, three of whom are the members of our audit and risk committee and are considered “independent” under Rule 10A-3 promulgated under the Exchange Act as it applies to us under the rules of NASDAQ. Under the 2018 Singapore Corporate Governance Code, only one-third of our board of directors is required to be independent if the chairman of our board of directors is independent. However, the determination of independence under the 2018 Singapore Corporate Governance Code is different from NASDAQ standards. Under the 2018 Singapore Corporate Governance Code, five of our directors, Messrs. Klemme (Chairman), French, Hatton, Schaar and Ms. Brosnan are considered independent.

Compensation and Nomination Committee.
NASDAQ requires that a U.S.-listed company have a compensation committee consisting only of independent directors and that director nominees be selected or recommended for the board’s selection by either a vote in which only independent directors participate or a nominations committee comprised solely of independent directors. Under the 2018 Singapore Corporate Governance Code, a company’s remuneration committee and nominating committee, which we combine as our compensation and nomination committee, are not required to consist entirely of independent directors. The 2018 Singapore Corporate Governance Code requires each of these committees be comprised of at least three directors, a majority of whom should be independent (including the chairman or chairmen of such committee or committees), and that all members of the remuneration committee be non-executive directors. Our compensation and nomination committee currently consists of Messrs. Schaar, French and Klemme, all of whom are independent and non-executive directors under the 2018 Singapore Corporate Governance Code.

Audit and Risk Committee.
NASDAQ requires that a U.S.-listed company have an audit committee comprised of at least three members, all of whom shall be entirely independent directors. The 2018 Singapore Corporate Governance Code requires an audit committee to be comprised of at least three directors, a majority of whom should be independent (including the chairman of such committee), and that all members of the audit committee be non-executive directors. Our audit and risk committee currently consists of Messrs. French, Klemme and Ms. Brosnan, all of whom are independent and non-executive directors under the 2018 Singapore Corporate Governance Code and “independent” under Rule 10A-3 promulgated under the Exchange Act.

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

Employees

As of December 31, 2023, we had approximately 1,015 employees, of which approximately 861 seagoing staff serve on the vessels that we manage and 154 provide general management, financial management, and commercial and technical management to the vessels that we manage. Our seafarers are represented by collective bargaining agreements but we have not experienced a work stoppage in the past few years. Seafarers employed by our vessel managers are unionized under various jurisdictions and are employed under various collective bargaining agreements which does expose us to a risk of potential labor unrest at times when those collective bargaining agreements are being re-negotiated.

Share Ownership of Directors and Executive Officers

The following sets forth, to the knowledge of Grindrod Shipping’s management, the total amount of ordinary shares directly or indirectly owned by Grindrod Shipping’s current Directors based on 19,685,590 ordinary shares outstanding as of March 26, 2024.

Holder (1)	Direct interest in Grindrod Shipping Ordinary Shares	Direct Percentage Ownership	Indirect interest in Grindrod Shipping Ordinary Shares	Indirect Percentage Ownership
Edward Buttery (2)	-	-	30,144	*

*	Less than 1%

(1)	No other directors or executive officers of the Company own any shares in the Company.
(2)
Edward Buttery has a direct interest of 615,000 ordinary shares in Taylor Maritime Investments Ltd.; his indirect interest in the Company is proportionate to Good Falkirk (MI) Ltd. 82.33% shareholdings in the issued share capital of the Company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

Good Falkirk (MI) Limited acquired more than 50% of our outstanding ordinary shares in November 2022; and this resulted in a change in control of Grindrod Shipping with Good Falkirk (MI) Limited as the controlling shareholder of Grindrod Shipping.

A list of the individuals and organizations holding, to the knowledge of Grindrod Shipping’s management, directly or indirectly, 5% or more of our issued share capital, as of the latest practicable date, is set forth below.

	Ordinary shares beneficially owned as of
	March 26, 2024
Beneficial owner	Grindrod Shipping Ordinary Shares	Percentage Ownership (1)
Good Falkirk (MI) Limited	16,206,365	82.33%

(1)
Percentage amounts based on 19,685,590 ordinary shares outstanding (excluding treasury shares) as of March 26, 2024. It is to be noted that Good Falkirk (MI) Limited does not hold voting rights which are different from those that are held by Grindrod Shipping’s other shareholders.

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

As of December 31, 2023, Cede & Co, a nominee of The Depository Trust Company, is the record holder of 19,472,008 ordinary shares and with Taylor Maritime Group Limited and
Temeraire
Holding (MI) Limited as record holders of 138,828 ordinary shares and 74,754 ordinary shares respectively. As of March 10, 2024 the ordinary shares held by Cede & Co. include 2,825,546, or 14.35% (based on 19,685,590 ordinary shares outstanding, excluding treasury shares), ordinary shares held by the Depository Trust Company Participants in the United States, excluding the 16,206,365 ordinary shares held by Good Falkirk (MI) Limited.

Related Party Transactions

For a description of all of our Related Party Transactions, see also Note 5 (Related Party Transactions) to the consolidated financial statements.

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

Significant transactions during the year

On July 18, 2023, the Group acquired a contract for a ship under construction from a subsidiary of TMI. The acquisition was at an agreed price of $33.75 million (before costs),
consistent with two independent broker valuations obtained in connection with this transaction, and was unanimously approved by the disinterested members of the Board of Directors.

On July 28, 2023, the Group acquired a ship from a subsidiary of TMI. The acquisition was at an agreed price of $15.0 million (before costs),
consistent with three independent broker valuations obtained in connection with the transaction, and was unanimously approved by the disinterested members of the Board of Directors.

On October 3, 2023, pursuant to two sale and purchase agreements (the “Ship Management Sale and Purchase Agreements”) dated September 25, 2023, the Group acquired the entire issued share capital of Tamar Ship Management Limited and Taylor Maritime Management Limited (the “Acquired Companies”) from related parties of TMI (in the case of Taylor Maritime Management Limited, from Taylor Maritime Group Limited and, in the case of Tamar Ship Management Limited, from Taylor Maritime Group Limited and Temeraire Holding (MI) Limited), obtaining control of both companies. Two non-independent directors recused themselves from all deliberations on these acquisitions and a working committee of three independent non-executive directors was formed to assess the acquisitions. Tamar Ship Management Limited is a technical ship management company and Taylor Maritime Management Limited is a commercial and operational ship management company. Under the terms of the transaction, Grindrod Shipping Pte. Ltd. and Island View Ship Management Pte. Ltd. acquired all of the shares of the Acquired Companies for a total consideration of approximately $11.75 million via (i) a completion cash amount of $2.0 million (subject to usual working capital and indebtedness adjustments of $0.2 million), (ii) an allotment and issuance of completion consideration shares of approximately $1.95 million, (iii) an issuance of consideration shares at the first anniversary of the completion date of up to approximately $3.9 million (subject to certain earn-out related conditions), and (iv) an issuance of consideration shares at the second anniversary of the completion date of up to approximately $3.9 million (subject to certain earn-out related conditions). The aggregate maximum value of the consideration for the acquisition will not exceed $13.5 million. Grindrod Shipping intends to finance the transaction with a combination of cash on hand and allotment of new Grindrod Shipping ordinary shares over the two years from completion. The number of consideration shares issuable is calculated based on the volume weighted average price on both NASDAQ and the Johannesburg Stock Exchange, plus 7.5 percent premium over a three month period prior to the date of entry of Ship Management Sale and Purchase Agreements. At the discretion of the Board of Directors, in lieu of new share issuances, there is an option for any portion of the first year and second year consideration amounts to be paid in cash, at an increase of 1.10 times and 1.20 times, respectively. The Ship Management Sale and Purchase Agreements contain customary warranties and covenants of the parties and, in connection with the acquisition, each seller will be subject to limited non-compete and non-solicitation covenants with regard to Grindrod Shipping and its subsidiaries for two years from the completion date.

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

The declaration and payment of dividends, if any, are subject to the discretion of our board of directors. The timing and amount of any dividends declared will depend on, among other things: (i) our earnings, financial condition and cash requirements and available sources of liquidity, (ii) decisions in relation to our growth and leverage strategies, (iii) provisions of Singapore law governing the payment of dividends, (iv) restrictive covenants in our existing and future debt instruments and (v) global financial conditions. Our board of directors may review and amend our dividend policy from time to time and we may stop paying dividends at any time and cannot assure you that we will pay any dividends, including any minimum quarterly base dividend amount, in the future or of the amount of any such dividends. We are currently evaluating the dividend distribution for the first quarter of 2024 and there is no assurance at this time that a dividend will be paid. For the avoidance of doubt, the payment of any dividends is not guaranteed, and the payment of dividend is subject at all times to the requirements and restrictions set out in the Company’s Constitution and Singapore Companies Act 1967.  See “Item 3. Key Information—Risk Factors-Grindrod Shipping may not have sufficient distributable profits to pay dividends or otherwise distribute cash or assets to shareholders” and “Item 10. Additional Information—Dividends”.

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

We are organized under the laws of Singapore and our applicable subsidiaries are organized under the laws of Singapore, South Africa, Hong Kong, the Isle of Man and the Marshall Islands. The U.S. Treasury Department has recognized each of these jurisdictions as a jurisdiction that grants an Equivalent Exemption with respect to the type of U.S. Source International Transportation Income that we or our applicable subsidiaries generally expect to earn. Consequently, our and our applicable subsidiaries’ U.S. Source International Transportation Income should be exempt from U.S. federal income taxation provided we and our applicable subsidiaries meet the Qualified Shareholder Stock Ownership Test and we and our applicable subsidiaries satisfy certain substantiation, reporting and other requirements.

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

94

•
non-U.S. corporations organized in jurisdictions that grant an Equivalent Exemption provided that the equity interests in such non-U.S. corporations are “primarily traded” and “regularly traded” on an established securities market either in the United States or in a jurisdiction outside the United States that grants an Equivalent Exemption and are not considered to be “closely held” under specific rules in the Section 883 Regulations, which we refer to as the “Publicly Traded Test”; or

•	certain other qualified persons described in the Section 883 Regulations, or collectively, the Qualified Shareholders.

It is uncertain whether we will qualify for the Section 883 Exemption for any taxable year. We presently expect to be able to satisfy the Qualified Shareholder Stock Ownership Test for any taxable year in which TMI directly or indirectly owns more than 50% of the value of our outstanding equity interests for at least half of the number of days in such taxable year, meets the Publicly Traded Test and provides us with certification of its Qualified Shareholder status. TMI has indirectly owned more than 50% of the value of our outstanding equity interests from the beginning of our 2023 taxable year through the date of this annual report. TMI has indirectly owned more than 50% of the value of our outstanding equity interests from the beginning of our 2023 taxable year through the date of this annual report. TMI has indicated to us that it presently meets the Publicly Traded Test and has agreed to provide us with certification of its Qualified Shareholder status. We will also be required to obtain an ownership statement from each intermediary entity between us and TMI. Given the factual nature of the issues involved and legal and practical uncertainties (including our reliance on TMI’s Qualified Shareholder status, which is outside of our control), we can give no assurances as to our or our applicable subsidiaries’ qualification for the Section 883 Exemption for any taxable year. Furthermore, our board of directors could determine that it is in our best interests to take an action that would result in our and our applicable subsidiaries not being able to qualify for the Section 883 Exemption in the future. There can be no assurance that we or any of our applicable subsidiaries will qualify for the Section 883 Exemption for any taxable year.

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

Dividends received with respect to our ordinary shares by a U.S. Holder who is an individual, trust or estate, or a non-corporate U.S. Holder, generally will be treated as “qualified dividend income” that is taxable to such non-corporate U.S. Holder at preferential long-term capital gain tax rates, provided that: (i) our ordinary shares are traded on an “established securities market” in the United States (such as the NASDAQ, where our ordinary shares are presently traded) and are “readily tradeable” on such an exchange; (ii) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be, as discussed below); (iii) the non-corporate U.S. Holder has owned the ordinary shares for more than 60 days during the 121-day period beginning 60 days before the date on which the ordinary shares become ex-dividend (and has not entered into certain risk limiting transactions with respect to such ordinary shares); and (iv) the non-corporate U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. If a dividend is treated as qualified dividend income, the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation generally will be reduced to appropriately take into account the tax rate differential between the reduced rate of tax applicable to qualified dividend income and the highest rate of tax normally applicable to dividends. Any dividends paid on our ordinary shares that are not treated as qualified dividend income will be taxed as ordinary income to a non-corporate U.S. Holder. In addition, a 3.8% tax may apply to certain investment income. See “—Medicare Tax” below.

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

Disposition of Ordinary Shares

In general, a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax on any gain resulting from the disposition of our ordinary shares provided the Non-U.S. Holder is not engaged in a U.S. trade or business. A Non-U.S. Holder that is engaged in a U.S. trade or business will be subject to U.S. federal income tax in the event the gain from the disposition of ordinary shares is Effectively Connected Income (provided, in the case of a Non-U.S. Holder entitled to the benefits of an income tax treaty with the United States, such gain also is attributable to a U.S. permanent establishment). However, even if not engaged in a U.S. trade or business, individual Non-U.S. Holders may be subject to tax on gain resulting from the disposition of our ordinary shares if they are present in the United States for 183 days or more during the taxable year in which those ordinary shares are disposed (but not considered U.S. residents under specific U.S. federal income tax rules) and meet certain other requirements.

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

SA Tax Resident Shareholders who are individuals can apply to the extent of their available portion of their single discretionary allowance and foreign capital allowance. If their investment in the ordinary shares registered on the U.S. branch register
will exceed these allowances (or the available portion thereof) they will need to apply to Fin Surv for approval through their authorised dealer, which application must be accompanied by a SARS tax compliance status verification result in the form of a Tax Compliance Status personal identification number (PIN) letter issued by SARS.

SA Tax Resident Shareholders that are corporates will also need to apply for approval from an authorised dealer or Fin Surv, as the case may be, to hold our ordinary shares as part of their foreign portfolio investment allowance, provided they do not hold more than 10% of our ordinary shares.

Repositioning of ordinary shares on register located in South Africa to an account with a U.S. broker-dealer

A deemed disposal and reacquisition for an amount equal to the market value of that security will be triggered where a SA Tax Resident Shareholder (applying only to a natural person or a trust that is a resident) chooses to reposition their ordinary shares reflected in the administrative depository register located in South Africa to an account with a U.S. broker-
dealer
. The deemed disposal and reacquisition will be deemed to take place on the day that the security is registered on the U.S. branch register.

Please refer to “
Taxation of Capital Gains
” below in respect of the South African tax consequences of the deemed disposal for SA Tax Resident Shareholders which are natural persons or trusts.

Controlled Foreign Company, or CFC

Notably, a controlled foreign company is a non-South African company in which more than 50% of the participation rights or voting rights are directly or indirectly held / exercisable by SA Tax Resident Shareholders who are not headquarter companies.
Grindrod Shipping as at the date of this document does not constitute a CFC.

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

The Company is currently a dual listed foreign company, that is, a company listed on the JSE as well as a recognized foreign exchange, for the purposes of the Income Tax Act.

Corporate Income Tax in relation to dividends

In terms of Section 10B(2)(d) of the Income Tax Act, foreign dividends, excluding such dividends that consist of a distribution of an asset in specie, from the Company will typically be exempt from income tax in the hands of tax residents of South Africa.
In terms of a recent amendment to the Income Tax Act, which came into operation on 1 January 2024 and applies in respect of inter alia foreign dividends received or accrued on or after that date, the aforementioned exemption does not apply if the requirements in respect of section 10B(4) of the Income Tax Act are met and the exclusion thereto does not apply. SA Tax Resident Shareholders are advised to obtain tax advice in this regard.

In terms of section 10B(2)(e), foreign dividends in respect of a listed share that constitute a distribution of and asset in specie will be exempt in the hands of South African tax resident companies. Where the shareholder is any person other than a South African tax resident company (for example, an individual or trust), a portion, determined in terms of a formula, of the market value of the distribution in specie would be included in the income of the shareholder in terms of section 10B(3) of the Income Tax Act. In terms of the abovementioned recent amendment to the Income Tax Act, which came into operation on 1 January 2024 and applies in respect of inter alia foreign dividends received or accrued on or after that date, section 10B(3) does not apply if the requirements in respect of section 10B(4) of the Income Tax Act are met and the exclusion thereto does not apply. SA Tax Resident Shareholders are advised to obtain tax advice in this regard.

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
Foreign dividends received or accrued by a natural person or trust will in principle be subject to dividends tax but the foreign dividends so received or accrued should be exempt from dividends tax on the basis that same are included in the income of the natural person or trust.

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

Thus the disposal of ordinary shares in the Company which are listed on the JSE will give rise to STT at the rate of 0.25% of the ‘taxable amount’, generally being the consideration payable for the shares, or if no consideration is payable or it is less than the lowest price of the share, the closing price of the share. STT only arises to the extent that a transfer results in a change in beneficial ownership.

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
With effect from 1 January 2024, a new Section 10L has been introduced into the Singapore tax laws, where gains from the disposal of ordinary shares registered in a foreign stock exchange which are received in Singapore, may be treated as income taxable in Singapore, subject to the stipulated rules and exclusions. This new tax treatment applies to gains received in Singapore arising from disposal of shares that occurs on or after 1 January 2024.

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

Interest Rate Risk

Our bank loans and other borrowings were originally issued at US$ LIBOR floating rates plus a margin. The outstanding loans transitioned to Term Secured Overnight Financing Rate (“Term SOFR”) before 30 June 2023. Borrowings under our credit facilities generally bear interest at rates based on a premium over Term SOFR. Therefore, we are exposed to the risk that our interest expense may increase if interest rates rise. We currently do not have any interest rate swaps in place. We may, in the future use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our variable-rate debt and are not for speculative or trading purposes.

For the years ended December 31, 2023, 2022, and 2021, we paid interest on our outstanding debt at a weighted average interest rate of 9.44%, 8.16% and 3.82%, respectively. A 0.5% increase or decrease in the interest rate would have increased or decreased our interest expense for the years ended December 31, 2023, 2022, and 2021, by $0.7 million, $1.0 million and $0.5 million, respectively.

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

	Impact on profit or loss
(In millions of U.S. dollars)	2023	2022
U.S. dollars	$0.2	$-
South African Rand	-	(0.2)

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

For the years ended December 31, 2023, 2022, and 2021, we had outstanding contracts of 10, 0 and 23 respectively. For the years ended December 31, 2023, 2022, and 2021, we recorded a net loss
on outstanding FFAs of
$0.7
 million,
$6.8 million
, and
$5.1 million
, respectively, in our consolidated financial statements, which resulted from fair value gains.

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

For the years ended December 31, 2023, 2022, and 2021, we recorded a net loss of
$0.1
 million, a net loss of $0.1 million and a net gain of $0.2 million on bunker swaps, respectively, which resulted from fair value loss or gain, in our consolidated financial statements.

A 10% increase or decrease in the bunker price, would result in a decrease or increase of the hedging reserve for the years ended December 31, 2023, 2022, and 2021, by $0.8 million, $0.5 million and $0.8 million, respectively.

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

A. Disclosure Controls and Procedures

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, conducted an evaluation, pursuant to Rule 13a-15(e) promulgated under the Exchange Act, of the effectiveness of our disclosure controls and procedures as of December 31, 2023. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of December 31, 2023. Disclosure controls and procedures means controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

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

B. Management’s Annual Report on Internal Control Over Financial Reporting

In accordance with Rule 13a-15(f) of the Exchange Act, the management of the Company is responsible for the establishment and maintenance of adequate internal controls over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The Company's system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS as issued by the IASB and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposal of the Company's assets that could have a material effect on the financial statements. Management has performed an assessment of the effectiveness of the Company's internal controls over financial reporting as of December 31, 2023, based on the provisions of Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in 2013. Based on our assessment, management determined that the Company's internal controls over financial reporting were effective as of December 31, 2023 based on the criteria in Internal Control - Integrated Framework issued by COSO (2013).

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

D. Changes in Internal Control Over Financial Reporting

During the year ended December 31, 2023, there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Gordon William French is an “audit committee financial expert” as defined in Item 16A of Form 20-F under the Exchange Act. Our board of directors has also determined that Mr. Gordon William French satisfies the NASDAQ listed company “independence” requirements. Mr. Gordon William French replaced the previous independent “audit committee financial expert”, Mr. Quah Ban Huat, on March 31, 2023.

ITEM 16B.	CODE OF ETHICS

We have adopted a Code of Ethics that applies to all our employees, officers and directors, including our Chief Executive Officer and Chief Financial Officer. Our Code of Ethics is available on our website at www.grinshipping.com. There have been no changes to our Code of Ethics and no waivers granted from a provision of the code to our Chief Executive Officer and Chief Financial Officer.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte & Touche LLP is our independent registered public accounting firm for the audits of the years ended December 31, 2023, 2022 and 2021. The Audit and Risk Committee, or ARC, is responsible for the appointment, compensation and oversight of the work of the independent auditor and is required to pre-approve all auditing services and non-audit services (other than “prohibited non-audit services”) to be provided to Grindrod Shipping by Deloitte & Touche LLP, subject to the de minimis exceptions for non-audit services described in Section 10A(i)(1)(B) of the Exchange Act, which are approved by the ARC prior to the completion of the audit.

Our ARC charter also provides that the ARC may delegate authority to one or more independent members of the ARC to grant pre-approvals of audit and permitted non-audit services; provided that any such pre-approvals shall be presented to the full ARC at its next scheduled meeting. Notwithstanding the foregoing, pre-approval is not necessary for minor non-audit services if: (A) the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of revenues paid by the Company to its External Auditor during the fiscal year in which the non-audit services are provided; (B) such services were not recognized by the Company at the time of the engagement to be non-audit services; and (C) such services are promptly brought to the attention of the ARC and approved prior to the completion of the audit by the ARC or by one or more members of the ARC who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the ARC. The ARC separately pre-approved all engagements and fees paid to our independent auditor that were required under our policy for the fiscal year ended December 31, 2023.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte & Touche LLP (PCAOB ID No.1046) for the years ended December 31, 2023, 2022 and 2021.

	Year Ended December 31,
(In thousands of U.S. dollars)	2023	2022	2021
Audit Fees (1)	1,853.4	1,644.4	1,765.6
Audit-Related Fees (2)	23.0	-	65.6
Tax Fees (3)	-	13.1	14.2
Other Fees (4)	70.1	1.2	-
Total Fees	1,946.5	1,658.7	1,845.4

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

On May 20, 2021 and May 26, 2022, our ordinary shareholders passed a resolution authorizing the purchase by us of up to 10% of our outstanding ordinary shares as of the date of the resolution (excluding any ordinary shares held as treasury shares at that date) and on May 25, 2023, our ordinary shareholders passed a resolution on the same terms authorizing the purchase by us of up to 10% of our outstanding ordinary shares as of the date of the resolution (excluding any ordinary shares held as treasury shares at that date) or 1,968,559 ordinary shares. Purchases or acquisitions of our ordinary shares may be made by way of open market purchases on NASDAQ and / or the JSE and at such price or prices as may be determined by the Board from time to time in accordance with the shareholder authorization. There were no acquisitions of ordinary shares during the year ended December 31, 2023, since the granting of these authorities. At our next annual general meeting, we expect to seek approval of the renewal of our share repurchase program on the same terms as currently in effect.

Period	Total number of ordinary shares purchased	Weighted average price per ordinary share (1)	Total Number of Shares Purchased as part of Publicly Announced Plans or Programs	Maximum Number (or Appropriate U.S. Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
January 1 - January 31, 2023	-	-	-	-
February 1 - February 28, 2023	-	-	-	-
March 1 - March 31, 2023	-	-	-	-
April 1 - April 30, 2023	-	-	-	-
May 1 - May 31, 2023	-	-	-	-
June 1 - June 30, 2023	-	-	-	-
July 1 - July 31, 2023	-	-	-	-
August 1 - August 31, 2023	-	-	-	-
September 1 - September 30, 2023	-	-	-	-
October 1 - October 31, 2023	-	-	-	-
November 1 - November 30, 2023	-	-	-	-
December 1 - December 31, 2023	-	-	-	-
Total ordinary shares purchased	-	-	-	-

There were no purchases of our ordinary shares in 2023 by our directors in open market transactions that were not under our publicly announced share repurchase program discussed above. The disclosure below should not be deemed to be an admission that any such directors is an “affiliated purchaser” within the meaning of Rule 10b-18(a)(3) of the Exchange Act.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

The information contai
ned i
n “
Item 6. Directors, Senior Management and Employees—Corporate Governance Practices
” in this annual report is
incorporated by reference to this Item 16G.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

ITEM 16J.	INSIDER TRADING POLICIES

Pursuant to applicable SEC transition guidance, the disclosure required by Item 16J will only be applicable to the Company from the fiscal year ending on December 31, 2024.

ITEM 16K.	CYBERSECURITY

Cybersecurity Risk Management and Strategy

We recognize the importance of assessing, identifying, and managing material risks associated with cybersecurity threats. These risks include, among other things: operational risks, fraud, extortion, harm to employees or customers and violation of data privacy or security laws.

The identification and assessment of risks from cybersecurity threats is integrated into our overall risk management systems and processes. Regular risk assessments are conducted to identify potential vulnerabilities and to assess the impact of various cybersecurity threats on our business. This is done through a multi-faceted approach including third-party assessments and internal IT audit, IT security and governance, risk and compliance reviews. Our processes include among other things: continuous review of our cybersecurity systems and applications with oversight from our internal Cybersecurity and Information
Technology Committees
, periodic audits of applicable policies,
annual
penetration testing
performed by a
third-party
assessor using
tools and techniques to test our security controls, implementation and maintenance of intrusion prevention systems, coordinated employee security awareness training
 and
monitoring of emerging laws and regulations related to information security.
Our approach aligns with industry standard practices and IMO regulatory requirements.

We have developed and implemented an incident response plan that outlines the steps to be taken in the event of a security event or data incident. This includes communication protocols, legal considerations, and a thorough post-incident analysis to strengthen our defenses for the future. Security events and data incidents are evaluated, ranked by severity and prioritized for response and remediation. Incidents are evaluated to determine materiality as well as operational and business impact and are reviewed for privacy impact. We also periodically conduct tabletop exercises to simulate responses to cybersecurity incidents. Responses to incidents and tabletop exercises are overseen by leaders from our Information Technology and Technical Marine
Departments
.

As of the date of this report, we are not aware of any risks from cybersecurity threats that have materially affected or are reasonably likely to materially affect the Company, including our business strategy, results of operations, or financial condition.
  However, there can be no assurances that the Company will not be materially affected by such risks in the future.

Cybersecurity Governance

The governance of cybersecurity risks is overseen by our Board of Directors, with assistance from the Audit and Risk Committee.
Our Chief Financial Officer (“CFO”), with input from the Information Technology Department and other members of management, as needed, provides the Audit and Risk Committee and the Board of Directors with quarterly updates on cybersecurity matters after performing and reviewing the above-described assessments.

Within management
, the Company’s Information Technology Department is responsible for monitoring cybersecurity threats, managing incidents and communicating about enterprise-wide cybersecurity risks and related matters with the Information Technology Committee and CFO. The Information Technology Committee is a steering committee comprising representatives from senior management of each division of the Company. This committee helps to set the strategy, direction, and requirements of the Information Technology Department. At the management level, cybersecurity risks are ultimately overseen by our CFO, who has twenty years of risk management experience in the shipping industry.
This approach ensures that we are prepared to identify, assess, and respond to cybersecurity challenges, aligning our risk management with our organizational goals.

ITEM 17.	FINANCIAL STATEMENTS

Grindrod Shipping has responded to Item 18 in lieu of responding to this item.

ITEM 18.	FINANCIAL STATEMENTS

Historical Consolidated Financial Statements

See pages F-1 to F-80 for the financial statements of Grindrod Shipping filed as part of this annual report.

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
4.22(a)
Addendum dated August 27, 2019, to the $15.7 million Term Facility Agreement dated July 29, 2019, between IVS Bulk 3720 Pte. Ltd., Grindrod Shipping Holdings Ltd. and The IYO Bank, Ltd., Singapore Branch(5)

4.22(b)
Addendum dated March 16, 2023, to the $15.7 million Term Facility Agreement dated July 29, 2019, between IVS Bulk 3720 Pte. Ltd., Grindrod Shipping Holdings Ltd. and The IYO Bank, Ltd., Singapore Branch

4.23	$15.7 million Term Facility Agreement dated July 29, 2019, between IVS Bulk 3708 Pte. Ltd., Grindrod Shipping Holdings Ltd. and The IYO Bank, Ltd., Singapore Branch(5)
4.23(a)
Addendum dated August 27, 2019, to the $15.7 million Term Facility Agreement dated July 29, 2019, between IVS Bulk 3708 Pte. Ltd., Grindrod Shipping Holdings Ltd. and The IYO Bank, Ltd., Singapore Branch(5)

4.23(b)
Addendum dated March 16, 2023, to the $15.7 million Term Facility Agreement dated July 29, 2019, between IVS Bulk 3708 Pte. Ltd., Grindrod Shipping Holdings Ltd. and The IYO Bank, Ltd., Singapore Branch

4.24	$13.1 million Loan Agreement dated January 31, 2020, between IVS Bulk 10824 Pte. Ltd., IVS Bulk Pte. Ltd. and Showa Leasing Co., Ltd.(5)
4.24(a)	Addendum dated August 14, 2023, to the$13.1 million Loan Agreement dated January 31, 2023 between IVS Bulk 10824 Pte. Ltd., IVS Bulk Pte. Ltd. and Showa Leasing Co., Ltd.
4.25
$114.1 million Term Loan Facility Agreement dated February 10, 2020, between IVS Bulk Pte. Ltd., Grindrod Shipping Holdings Ltd., IVS Bulk 709 Pte. Ltd., IVS Bulk 5858 Pte. Ltd., IVS Bulk 543 Pte. Ltd., IVS Bulk 5855 Pte. Ltd., IVS Bulk 541 Pte. Ltd., IVS Bulk 545 Pte. Ltd., IVS Bulk 712 Pte. Ltd., IVS Bulk 1345 Pte. Ltd., IVS Bulk 554 Pte. Ltd., IVS Bulk 7297 Pte. Ltd., IVS Bulk 3693 Pte. Ltd., Crédit Agricole Corporate and Investment Bank, Hamburg Commercial Bank AG, and the banks and financial institutions named therein(5)

4.25(a)
Letter dated June 4, 2020 relating to the $114.1 million Term Loan Facility Agreement dated February 10, 2020, between IVS Bulk Pte. Ltd., Grindrod Shipping Holdings Ltd., IVS Bulk 709 Pte. Ltd., IVS Bulk 5858 Pte. Ltd., IVS Bulk 543 Pte. Ltd., IVS Bulk 5855 Pte. Ltd., IVS Bulk 541 Pte. Ltd., IVS Bulk 545 Pte. Ltd., IVS Bulk 712 Pte. Ltd., IVS Bulk 1345 Pte. Ltd., IVS Bulk 554 Pte. Ltd., IVS Bulk 7297 Pte. Ltd., IVS Bulk 3693 Pte. Ltd., Crédit Agricole Corporate and Investment Bank, Hamburg Commercial Bank AG, and the banks and financial institutions named therein(5)

4.25(b)
Supplemental Letter dated June 30, 2020 relating to the $114.1 million Term Loan Facility Agreement dated February 10, 2020, between IVS Bulk Pte. Ltd., Grindrod Shipping Holdings Ltd., IVS Bulk 709 Pte. Ltd., IVS Bulk 5858 Pte. Ltd., IVS Bulk 543 Pte. Ltd., IVS Bulk 5855 Pte. Ltd., IVS Bulk 541 Pte. Ltd., IVS Bulk 545 Pte. Ltd., IVS Bulk 712 Pte. Ltd., IVS Bulk 1345 Pte. Ltd., IVS Bulk 554 Pte. Ltd., IVS Bulk 7297 Pte. Ltd., IVS Bulk 3693 Pte. Ltd., Crédit Agricole Corporate and Investment Bank, Hamburg Commercial Bank AG, and the banks and financial institutions named therein(6)

4.25(c)
Supplemental Letter dated December 29, 2020 relating to the $114.1 million Term Loan Facility Agreement dated February 10, 2020, between IVS Bulk Pte. Ltd., Grindrod Shipping Holdings Ltd., IVS Bulk 709 Pte. Ltd., IVS Bulk 5858 Pte. Ltd., IVS Bulk 543 Pte. Ltd., IVS Bulk 5855 Pte. Ltd., IVS Bulk 541 Pte. Ltd., IVS Bulk 545 Pte. Ltd., IVS Bulk 712 Pte. Ltd., IVS Bulk 1345 Pte. Ltd., IVS Bulk 554 Pte. Ltd., IVS Bulk 7297 Pte. Ltd., IVS Bulk 3693 Pte. Ltd., Crédit Agricole Corporate and Investment Bank, Hamburg Commercial Bank AG, and the banks and financial institutions named therein (6)

4.25(d)
Amendment and Restatement Agreement dated September 10, 2021 relating to the $114.1 million Term Loan Facility Agreement dated February 10, 2020, between IVS Bulk Pte. Ltd., Grindrod Shipping Holdings Ltd., IVS Bulk 709 Pte. Ltd., IVS Bulk 5858 Pte. Ltd., IVS Bulk 543 Pte. Ltd., IVS Bulk 5855 Pte. Ltd., IVS Bulk 541 Pte. Ltd., IVS Bulk 545 Pte. Ltd., IVS Bulk 712 Pte. Ltd., IVS Bulk 1345 Pte. Ltd., IVS Bulk 554 Pte. Ltd., IVS Bulk 7297 Pte. Ltd., IVS Bulk 3693 Pte. Ltd., Crédit Agricole Corporate and Investment Bank, Hamburg Commercial Bank AG, and the banks and financial institutions named therein (7)

4.25(e)
Amendment and Restatement Agreement dated June 1, 2023 relating to the $114.1 million Term Loan Facility Agreement dated February 10, 2020, between IVS Bulk Pte. Ltd., Grindrod Shipping Holdings Ltd., IVS Bulk 709 Pte. Ltd., IVS Bulk 5858 Pte. Ltd., IVS Bulk 543 Pte. Ltd., IVS Bulk 5855 Pte. Ltd., IVS Bulk 541 Pte. Ltd., IVS Bulk 545 Pte. Ltd., IVS Bulk 712 Pte. Ltd., IVS Bulk 1345 Pte. Ltd., IVS Bulk 554 Pte. Ltd., IVS Bulk 7297 Pte. Ltd., IVS Bulk 3693 Pte. Ltd., Crédit Agricole Corporate and Investment Bank, Hamburg Commercial Bank AG, and the banks and financial institutions named therein

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

4.32	Transaction Implementation Agreement, dated October 11, 2022, by and among Taylor Maritime Investments Limited, Good Falkirk(MI) Limited, and Grindrod Shipping Holdings Ltd.(8)
4.33
$83.0 million Senior Secured Revolving Loan Facility dated February 29, 2024, between Grindrod Shipping, as parent guarantor and Grindrod Shipping Pte. Ltd as borrower, entered into a with Nordea Bank ABP, Filial I Norge as facility agent and security agent and Nordea Bank ABP, Filial I Norge and Skandinaviska Enskilda Banken AB (Publ), Singapore Branch as lenders

8.1	List of subsidiaries of the registrant
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, U.S.C. Section 1350
13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, U.S.C. Section 1350
15.2	Consent of Independent Registered Public Accounting Firm
97.1	Policy Relating to Recovery of Erroneously Awarded Compensation

117

101
The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31,
2023
, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Statements of Financial Position as of December 31,
2023
and
2022
; (ii) Consolidated Statements of Profit or Loss and Other Comprehensive Income for the Years Ended December 31,
2023
,
2022
and
2021
; (iii) Consolidated Statements of Changes in Equity for the Years ended December 31,
2023
,
2022
and
2021
; (vi) Consolidated Statements of Cash Flows for the Years Ended December 31,
2023
,
2022
and
2021
; and (v) Notes to Consolidated Financial Statements for the Years Ended December 31,
2023
,
2022
and
2021
.

(1)	Incorporated by reference to Amendment No. 1 to the Registrant’s registration statement on form 20-F filed with the Commission on April 6, 2018.

(2)	Incorporated by reference to Amendment No. 2 to the Registrant’s registration statement on form 20-F filed with the Commission on April 30, 2018.

(3)	Incorporated by reference to Amendment No. 3 to the Registrant’s registration statement on form 20-F filed with the Commission on June 5, 2018.

(4)	Incorporated by reference to the Registrant’s 2018 annual report on form 20-F filed with the Commission on April 16, 2019.

(5)	Incorporated by reference to the Registrant’s 2019 annual report on form 20-F filed with the Commission on June 5, 2020.

(6)	Incorporated by reference to the Registrant’s 2020 annual report on form 20-F filed with the Commission on March 31, 2021.

(7)	Incorporated by reference to the Registrant’s 2021 annual report on form 20-F filed with the Commission on March 25, 2022.

(8)	Incorporated by reference to Exhibit 99.3 to the Form 6-K furnished by Grindrod Shipping Holdings Ltd. on October 12, 2022.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GRINDROD SHIPPING HOLDINGS LTD.

/s/ Edward Buttery
Name	Edward Buttery
Title:	Chief Executive Officer
Date:	March 27, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS AND THE BOARD OF DIRECTORS OF
GRINDROD SHIPPING HOLDINGS LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Grindrod Shipping Holdings Ltd. and its subsidiaries (the “Group”) as of 31 December 2023 and 2022, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the three years in the period ended 31 December 2023 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material aspects, the financial position of the Group as of 31 December 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

27 March 2024

We have served as the Group’s auditor since 2017.

GRINDROD SHIPPING HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As at 31 December

		2023	2022
	Notes	US$’000	US$’000
ASSETS
Current assets
Cash and bank balances	6	59,331	52,228
Trade receivables	7	6,702	11,290
Contract assets	8	2,906	1,313
Other receivables and prepayments	9	18,070	25,066
Due from related parties	5	27	-
Derivative financial instruments	10	176	51
Inventories	11	10,755	15,278
Tax recoverable		109	-
Total current assets		98,076	105,226

Non-current assets
Restricted cash	6	4,560	4,342
Ships, property, plant and equipment	12	303,192	407,552
Right-of-use assets	13	35,244	26,039
Interest in joint ventures	15	8	8
Derivative financial instruments	10	423	-
Intangible assets	16	4,907	186
Goodwill	17	7,924	-
Other receivables and prepayments	9	1,918	860
Other investments	18	3,613	3,714
Deferred tax assets	19	1,019	1,304
Total non-current assets		362,808	444,005
Total assets		460,884	549,231

LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	20	30,695	29,599
Contract liabilities	21	2,987	4,369
Due to related parties	5	388	43
Lease liabilities	23	32,432	22,058
Bank loans and other borrowings	24	18,578	33,330
Retirement benefit obligation	26	125	125
Derivative financial instruments	10	712	138
Provisions	25	277	592
Income tax payable		430	423
Total current liabilities		86,624	90,677

Non-current liabilities
Trade and other payables	20	1,153	140
Lease liabilities	23	1,373	4,055
Bank loans and other borrowings	24	123,639	165,638
Deferred tax liabilities	19	761	-
Retirement benefit obligation	26	1,194	1,272
Derivative financial instruments	10	20	-
Total non-current liabilities		128,140	171,105

Capital and reserves
Share capital	27	290,193	320,683
Other equity and reserves	28	(24,508)	(24,686)
Accumulated losses		(19,565)	(8,548)
Total equity		246,120	287,449
Total equity and liabilities		460,884	549,231

See accompanying notes to consolidated financial statements.

GRINDROD SHIPPING HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS
Year ended 31 December

		2023	2022	2021
	Notes	US$’000	US$’000	US$’000
Continuing operations
Revenue
Vessel and other		228,991	430,479	455,839
Ship sales		155,105	29,981	-
	29	387,096	460,460	455,839
Cost of sales
Voyage expenses		(74,614)	(91,104)	(96,964)
Vessel operating costs		(43,001)	(46,901)	(43,958)
Charter hire costs		(26,952)	(58,926)	(75,381)
Depreciation of ships, drydocking and plant and equipment– owned assets	34	(24,824)	(30,498)	(25,866)
Depreciation of ships and ship equipment – right-of-use assets	34	(30,343)	(35,676)	(34,898)
Other expenses		(555)	(696)	(1,875)
Cost of ship sale		(147,440)	(29,897)	-
Gross profit		39,367	166,762	176,897
Other operating (expense) income	31	(1,352)	341	3,849
Administrative expense		(32,653)	(48,069)	(36,089)
Share of losses of joint ventures	15	-	(5)	(31)
Interest income	32	2,798	2,228	201
Interest expense	33	(17,099)	(17,133)	(12,298)
(Loss) profit before taxation	34	(8,939)	104,124	132,529
Income tax (expense) benefit	35	(683)	(757)	118
(Loss) profit for the year from continuing operations		(9,622)	103,367	132,647

Discontinued operation
Loss for the year from discontinued operation	36	-	-	(3,165)
(Loss) profit for the year		(9,622)	103,367	129,482

(Loss) profit for the year attributable to:
Owners of the Company		(9,622)	103,367	118,925
Continuing operations		(9,622)	103,367	122,090
Discontinued operation		-	-	(3,165)
Non-controlling interests		-	-	10,557
		(9,622)	103,367	129,482

(Loss) earnings per share attributable to the owners of the Company		US$	US$	US$
From continuing and discontinued operation
Basic	38	(0.49)	5.45	6.21
Diluted	38	(0.49)	5.45	5.94

From continuing operations
Basic	38	(0.49)	5.45	6.38
Diluted	38	(0.49)	5.45	6.10

See accompanying notes to consolidated financial statements

GRINDROD SHIPPING HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
Year ended 31 December

		2023	2022	2021
	Notes	US$’000	US$’000	US$’000
(Loss) profit for the year		(9,622)	103,367	129,482

Items that will not be reclassified subsequently to profit or loss
Remeasurement of defined benefit obligation		(6)	111	60
Remeasurement of other investment		(220)	(207)	835
		(226)	(96)	895
Items that may be reclassified subsequently to profit or loss
Exchange differences arising from translation of foreign operations		(605)	(917)	(1,034)
Net fair value gain (loss) on hedging instruments designated as cash flow hedges		783	(6,794)	4,999
		178	(7,711)	3,965

Other comprehensive (loss) income for the year, net of income tax		(48)	(7,807)	4,860

Total comprehensive (loss) income for the year		(9,670)	95,560	134,342

Total comprehensive (loss) income for the year attributable to:
Owners of the Company		(9,670)	95,560	123,785
Continuing operations		(9,670)	95,560	127,068
Discontinued operation		-	-	(3,283)
Non-controlling interests		-	-	10,557
		(9,670)	95,560	134,342

See accompanying notes to consolidated financial statements

GRINDROD SHIPPING HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the year ended 31 December

	Equity attributable to equity holders of the company
		Other equity and reserves
	Share capital	Treasury shares	Share compensation reserve	Hedging reserve	Translation reserve	Merger reserve	Accumulated (losses) profit	Attributable to owners of the company	Non-controlling interest	Total equity
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Balance at 1 January 2021	320,683	(387)	3,954	458	(8,749)	(18,354)	(85,368)	212,237	41,782	254,019
Profit for the year	-	-	-	-	-	-	118,925	118,925	10,557	129,482
Other comprehensive income for the year, net of income tax	-	-	-	4,999	(1,034)	-	895	4,860	-	4,860
Total comprehensive income for the year	-	-	-	4,999	(1,034)	-	119,820	123,785	10,557	134,342

Dividends (Note 39)	-	-	-	-	-	-	(13,546)	(13,546)	-	(13,546)
Equity-settled share-based payments (Note 28)	-	-	3,330	-	-	-	-	3,330	-	3,330
Treasury shares reissued to employees under the Forfeitable Share Plan (Note 28)	-	393	(2,507)	-	-	-	2,114	-	-	-
Acquisition of treasury shares	-	(11,876)	-	-	-	-	-	(11,876)		(11,876)
Acquisition of non-controlling interest	-	-	-	-	-	5,705	-	5,705	(52,339)	(46,634)
Transaction with owners, recognised directly in equity	-	(11,483)	823	-	-	5,705	(11,432)	(16,387)	(52,339)	(68,726)

Balance at 31 December 2021	320,683	(11,870)	4,777	5,457	(9,783)	(12,649)	23,020	319,635	-	319,635

GRINDROD SHIPPING HOLDINGS LTD.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Cont'd)
For the year ended 31 December

	Equity attributable to equity holders of the company
		Other equity and reserves
	Share capital	Treasury shares	Share compensation reserve	Hedging reserve	Translation reserve	Merger reserve	Accumulated (losses) profit	Total equity
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Balance at 1 January 2022	320,683	(11,870)	4,777	5,457	(9,783)	(12,649)	23,020	319,635
Profit for the year	-	-	-	-	-	-	103,367	103,367
Other comprehensive loss for the year, net of income tax	-	-	-	(6,794)	(917)	-	(96)	(7,807)
Total comprehensive income for the year	-	-	-	(6,794)	(917)	-	103,271	95,560

Dividends (Note 39)	-	-	-	-	-	-	(135,877)	(135,877)
Equity-settled share-based payments (Note 28)	-	-	8,134	-	-	-	-	8,134
Treasury shares reissued to employees under the Forfeitable Share Plan	-	11,870	(12,911)	-	-	-	1,038	(3)
Transaction with owners, recognised directly in equity	-	11,870	(4,777)	-	-	-	(134,839)	(127,746)

Balance at 31 December 2022	320,683	-	-	(1,337)	(10,700)	(12,649)	(8,548)	287,449

GRINDROD SHIPPING HOLDINGS LTD.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Cont'd)
For the year ended 31 December

	Equity attributable to equity holders of the company
		Other equity and reserves
	Share capital	Hedging reserve	Translation reserve	Merger reserve	Accumulated (losses) profit	Total equity
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Balance at 1 January 2023	320,683	(1,337)	(10,700)	(12,649)	(8,548)	287,449
Loss for the year	-	-	-	-	(9,622)	(9,622)
Other comprehensive loss for the year, net of income tax	-	783	(605)	-	(226)	(48)
Total comprehensive loss for the year	-	783	(605)	-	(9,848)	(9,670)

Dividends (Note 39)	-	-	-	-	(1,169)	(1,169)
Shares issued (Note 37)	1,950	-	-	-	-	1,950
Distribution to shareholders (Note 27)	(32,440)	-	-	-	-	(32,440)
Transaction with owners, recognised directly in equity	(30,490)	-	-	-	(1,169)	(31,659)

Balance at 31 December 2023	290,193	(554)	(11,305)	(12,649)	(19,565)	246,120

See accompanying notes to consolidated financial statements.

GRINDROD SHIPPING HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the year ended 31 December

	2023	2022	2021
	US$’000	US$’000	US$’000
Operating activities
(Loss) profit for the year	(9,622)	103,367	129,482
Adjustments for:
Share of losses of joint ventures	-	5	31
(Gain) loss on ship sales	(10,665)	(84)	1,115
Loss on disposal of business	-	-	26
Gain on disposal of plant and equipment, furniture and fittings and motor vehicles	(12)	(36)	(14)
Loss (gain) on adjustment of right-of-use assets	46	-	(104)
Depreciation and amortisation	57,654	67,275	61,953
Impairment loss (reversal of impairment) recognised on ships	2,000	(1,707)	(3,557)
Impairment loss recognised (reversed) on right-of-use assets	-	985	(1,046)
Impairment loss recognised on goodwill and intangibles	-	-	965
Impairment loss recognised (reversed) on financial assets	53	(45)	681
Impairment loss recognised on net disposal group	-	-	2,551
Impairment loss (reversed) recognised on plant and equipment	(310)	-	1
Provision for onerous contracts (reversed) recognised	(315)	(427)	939
Recognition of share-based payments expenses	-	8,134	3,330
Net foreign exchange gain	(535)	(171)	(744)
Interest expense	17,099	17,133	12,947
Interest income	(2,798)	(2,228)	(236)
Income tax expense (benefit)	683	757	(2,831)
Components of defined benefit costs recognised in profit or loss	146	159	177
Operating cash flows before movements in working capital and ships	53,424	193,117	205,666
Inventories	4,520	(1,371)	(5,089)
Trade receivables, other receivables and prepayments	11,316	(5,556)	(5,361)
Contract assets	(1,593)	2,373	(2,786)
Trade and other payables	(8,230)	(5,515)	6,729
Contract liabilities	(1,382)	(4,072)	3,347
Due to related parties	458	49	233
Operating cash flows before movement in ships	58,513	179,025	202,739
Capital expenditure on ships	(38,076)	(9,306)	(33,455)
Proceeds from ship sales	152,011	29,509	47,819
Net cash generated from operations	172,448	199,228	217,103
Interest paid	(16,938)	(14,553)	(11,623)
Interest received	2,363	1,786	236
Income tax paid	(2,750)	(432)	(864)
Net cash flows generated from operating activities	155,123	186,029	204,852

Investing activities
Repayment of loans and amount due from joint venture	-	39	788
Purchase of plant and equipment	(652)	(113)	(49)
Purchase of intangible assets	(212)	(126)	(6)
Proceeds from disposal of plant and equipment	16	298	21
Proceeds from disposal of businesses	-	-	68
Dividends and distributions received from a joint venture	-	-	184
Cash transferred in from disposal group	-	-	60
Net cash received from acquisition of subsidiar ies (Note 37)	2,048	-	-
Net cash generated from investing activities	1,200	98	1,066

GRINDROD SHIPPING HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (cont'd)
For the year ended 31 December

	2023	2022	2021
	US$’000	US$’000	US$’000
Financing activities (Note A)
Return of share capital	(32,440)	-	-
Long-term interest-bearing debt raised	-	-	48,031
Payment of principal portion of long-term interest-bearing debt	(56,912)	(49,850)	(82,110)
Principal repayments on lease liabilities	(58,276)	(56,930)	(36,040)
Acquisition of non-controlling interest	-	-	(46,634)
Acquisition of treasury shares	-	-	(11,876)
Dividends paid	(1,169)	(135,877)	(13,546)
Restricted cash	1,347	(485)	3,099
Net cash flows used in financing activities	(147,450)	(243,142)	(139,076)

Net increase (decrease) in cash and cash equivalents	8,873	(57,015)	66,842
Cash and cash equivalents at the beginning of the period (Note 6)	46,561	104,243	37,942
Effect of exchange rate changes on the balance of cash held in foreign currencies	(205)	(667)	(541)
Cash and cash equivalents at the end of the period (Note 6)	55,229	46,561	104,243

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

	Bank loans and other borrowings	Lease liabilities
	(Note 24)	(Note 23)
	US$’000	US$’000
Balance at 1 January 2022	245,666	33,272
Financing cash flows (i)	(49,850)	(56,930)
Other changes (ii)	3,152	49,771
Balance at 31 December 2022	198,968	26,113
Financing cash flows (i)	(56,912)	(58,276)
Other changes (ii)	161	65,967
Balance at 31 December 2023	142,217	33,804

(i)	The cash flows make up the net amount of proceeds from borrowings and repayments of borrowings in the statement of cash flows.
(ii)
Other changes for bank loan relates to interest accruals and payments.  Other changes for lease liabilities relate to new lease arrangements entered, existing lease contracts terminated and net foreign exchange differences.

See accompanying notes to consolidated financial statements.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1	GENERAL INFORMATION

Grindrod Shipping Holdings Ltd. (the “Company”) is incorporated in Singapore with its principal place of business and registered office at 1 Temasek Avenue, #10-02 Millenia Tower, Singapore 039192. The principal activities of the Group are ship chartering, operating and sales of vessels. Information of the entities within the Group is contained in Note 14.

Following an initial tender offer and subsequent offer that was concluded on December 19, 2022, Taylor Maritime Investments Limited (“TMI”) became the majority shareholder of the Company. This transaction is described in Note 5.

On October 3, 2023 we announced the acquisition of the entire issued share capital of Taylor Maritime Management Limited and Tamar Ship Management Limited from, in the case of Taylor Maritime Management Limited, Taylor Maritime Group Limited and, in the case of Tamar Ship Management Limited, Taylor Maritime Group Limited and Temeraire Holding (MI) Limited (Note 37).  This acquisition i
s
 intended to further increase our revenue streams in terms of ship-management income, unlock synergies in our commercial deployment of the dry bulk fleet and achieve savings resulting from
economies of scale with a larger fleet.

On February 24, 2022, the United States imposed additional sanctions on Russia in response to its invasion of Ukraine. Many of these sanctions are targeted at Russian banks and energy companies and Russian sovereign debt. The range of sanctions includes prohibitions on dealings in the debt or equity of certain Russian companies, as well as blocking sanctions imposed on many Russian individuals and entities. Similar sanctions have been imposed in coordination with the United States by the United Kingdom, European Union, and other countries. The invasion of Ukraine by Russia and subsequent sanctions has impacted trade flows by reducing the supply of cargo from that region and increased ton miles as end users find alternative sources of cargo. If the conflict and sanctions continue to impact the global economy for a prolonged period, the rates in the drybulk spot market and our vessel values may be negatively impacted which could negatively impact our operations and cash flows. The related financial impact cannot be reasonably estimated at this time.

Geopolitical tensions have increased since commencement of the Israel-Hamas war on 7 October 2023. There is widespread uncertainty about the degree of any increased escalation of the war, interventions by other groups or nations, and resulting instability in the Middle East. Following attacks on merchant vessels in the region of the Bab al-Mandab Strait and the Gulf of Aden at the southern end of the Red Sea, there is disruption in the maritime trade through Suez-Canal. As a result of these attacks, many shipping companies have routed their vessels away from the Red Sea, which has affected trading patterns, increasing freight rates and expenses. Further escalation or expansion of hostilities could continue to affect our business and results of operations. The related impact cannot be reasonably estimated at this time.

The consolidated financial statements of
Grindrod Shipping Holdings Ltd. and its subsidiaries (the
“Group”
)
as of 31 December 2023 and 2022 and for the three years ended 31 December 2023 were authorised for issue by the Board of Directors o
n 27 March 2024.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2	MATERIAL ACCOUNTING POLICIES

Outlined below are the material accounting policies that are applicable to the consolidated financial statements. However, material policies applicable to the specific accounting items have been included in the applicable detailed notes to the consolidated financial statements for ease of reference.

2.1	Basis of accounting

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS Accounting Standards”) issued by the International Accounting Standards Board (“IASB”). The accounting policies adopted are set out below.

2.2	Application of new and revised IFRS Accounting Standards

From 1 January 2023, the Group has applied a number of amendments to IFRS Accounting Standards that are mandatorily effective for an accounting period that begins on or after 1 January 2023. Their adoption has not had any material impact on the disclosures or on the amounts reported in these financial statements except as below.

Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements—Disclosure of Accounting Policies

The
Group
 have
adopted the amendments to IAS 1 for the first time in the current year. The amendments change the requirements in IAS 1 with regard to disclosure of accounting policies. The amendments replace all instances of the term ‘significant accounting policies’ with ‘material accounting policy information’. Accounting policy information is material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements. The supporting paragraphs in IAS 1 are also amended to clarify that accounting policy information that relates to immaterial transactions, other events or conditions is immaterial and need not be disclosed. Accounting policy information may be material because of the nature of the related transactions, other events or conditions, even if the amounts are immaterial. However, not all accounting policy information relating to material transactions, other events or conditions is itself material.

2.3	New and revised IFRS Accounting Standards in issue but not yet effective

The Group has not applied the following new and revised IFRSs that are relevant to the Group that were issued but are not yet effective:

Amendments to IAS 1	Classification of liabilities as Current or Non-current
Amendments to IAS 1	Non-current Liabilities with Covenants

The directors do not expect that the adoption of the Standards listed above will have a material impact on the financial statements of the Group in future periods.

2.4	Going concern

The directors have, at the time of approving the consolidated financial statements, a reasonable expectation that the Group have adequate resources to continue in operational existence for the foreseeable future. Thus, they continue to adopt the going concern basis of accounting in preparing the consolidated financial statements. Refer to more details in Note 4 to the consolidated financial statements.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2	MATERIAL ACCOUNTING POLICIES (cont’d)

2.5	Basis of Consolidation

The consolidated financial statements incorporate the financial statements of the parent company
and entities controlled by the
parent company
(its subsidiaries) made up to 31 December each year. Control is achieved when the Group has the power over the investee, is exposed; or has rights, to variable returns from its involvement with the investee; and has the ability to use its power to affects its returns. Details of the group’s subsidiaries and composition of the group are disclosed in Note 14.

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

Profit or loss and each component of other comprehensive income (loss) are attributed to the owners of the Group and to the non-controlling interests. Total comprehensive income (loss) of the subsidiaries is attributed to the owners of the Group and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

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

2.6	Financial instruments

Financial assets and financial liabilities are recognised on the Group’s statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

Financial assets and financial liabilities are initially measured at fair value (except for trade receivables that do not have a significant financing component which are measured at transaction price), net of transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition.

Financial assets

Classification of financial assets

The Group classifies its financial assets in the following measurement categories:
•	those to be measured subsequently at fair value (either through OCI or through profit or loss), and
•	those to be measured at amortised cost.

All recognised financial assets are subsequently measured in their entirety at either amortised cost or fair value through other comprehensive income (“FVTOCI”) or fair value through profit or loss (“FVTPL”), depending on the classification of the financial assets.
The classification depends on the entity’s business model for managing the financial assets and the contractual terms of the cash flows.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2	MATERIAL ACCOUNTING POLICIES (cont’d)

Debt instruments mainly comprise cash and bank balances, trade receivables, contract assets, other receivables and amount due from related parties that meet the following conditions are subsequently measured at amortised cost:

•	the financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and
•	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Debt instruments relating to other investments that meet the following conditions are subsequently measured at fair value through other comprehensive income (loss) (FVTOCI):

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

Impairment of financial assets

The Group recognises a loss allowance for expected credit losses (“ECL”) on trade and other receivables, amounts due from joint ventures and contract assets. The amount of ECL is updated at each reporting date to reflect changes in credit risk since initial recognition of the respective financial instrument. The ECL incorporates forward-looking information and is a probability-weighted estimate of the difference between all contractual cash flows that are due to the group in accordance with the contract and all the cash flows that the group expects to receive, discounted at the original effective interest rate. Details about the group’s credit risk management and impairment policies are disclosed in Note 4 (a), 7, 8 and 9.

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

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2	MATERIAL ACCOUNTING POLICIES (cont’d)

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

Financial liabilities at amortised cost

Financial liabilities at amortised cost include trade and other payables, amounts due to related parties, bank loans and other borrowings. These are initially measured at fair value and subsequently measured at amortised cost, using the effective interest method, except for short-term balances when the effect of discounting is immaterial.

Derecognition of financial liabilities

The Group derecognises financial liabilities when, and only when, the Group’s obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognised and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognised in profit or loss.

Derivative financial instruments

The Group enters into freight forward agreements and bunker swaps to manage its exposure to freight rate and bunker prices respectively.  Further details of derivative financial instruments are disclosed in Note 10.

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

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2	MATERIAL ACCOUNTING POLICIES (cont’d)

Financial liabilities and equity instruments

Hedge accounting

The Group designates hedges of freight rate risk and bunker prices as cash flow hedges.

At the inception of the hedge relationship, the entity documents the relationship between the hedging instrument and hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions.  Furthermore, at the inception of the hedge and on an ongoing basis, the Group documents whether the hedging instrument is effective in offsetting changes in fair values or cash flows of the hedged item attributable to the hedged risk, which is when the hedging relationships meet all of the following hedge effectiveness requirements:

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

Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in OCI and accumulated under the heading of Hedging Reserve.  The gain or loss relating to the ineffective portion is recognised immediately in profit or loss as part of other operating expense or other operating income.

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

2.7	Offsetting Arrangements

Financial assets and financial liabilities are offset and the net amount presented in the statement of financial position when the Group has a legally enforceable right to set off the recognised amounts, and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously. A right to set-off must be available today rather than being contingent on a future event and must be exercisable by any of the counterparties, both in the normal course of business and in the event of default, insolvency or bankruptcy.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2	MATERIAL ACCOUNTING POLICIES (cont’d)

2.8	Voyage expenses

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

2.9	Vessel operating costs

Vessel operating costs primarily consists of crewing, vessel repairs and maintenance and vessel insurance costs. These costs are expensed as incurred on an accrual basis.

2.10	Foreign Currency Transactions and Translation

The individual financial statements of each group entity are measured and presented in the currency of the primary economic environment in which the entity operates (its functional currency which is predominantly United States dollars or South African Rands). The consolidated financial statements of the Group are presented in United States Dollars and are rounded to the nearest thousands.

In preparing the financial statements of the group entities, transactions in currencies other than the entity’s functional currency are recorded at the rates of exchange prevailing on the date of the transaction.  At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the end of the reporting period.  Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the date when the fair value was determined.  Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

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

In the application of the Group’s accounting policies, management is required to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources.  The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant.  Actual results may differ from these estimates.

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

Ships classified as inventories

The Group regularly engages in trading of ships.  When a ship ceases to be rented and a decision is made for the ship to be sold, the ship would be classified as inventories (Note 11).  The proceeds from the sale of such assets shall be recognised as revenue in accordance with IFRS 15
Revenue from Contracts with Customers
. The corresponding cost shall be accounted for as cost of sales.

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

$27,577,000
(2022: $52,621,000) have not been included in the lease liability because it is not reasonably certain that the leases will be extended.

If a significant event or a significant change in circumstances occurs which affects this assessment and that is within the control of the lessee, the above assessment will be reviewed further. The Group exercised options to extend lease term of charters on two supramax vessels.

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

2)	Pre-tax discount rate of 8.69% (2022: 8.56%) rate is used to discount future cash flows from deployment of the ships to their net present values.

3)	Vessel operating expenses and drydock costs are based on management’s best estimates.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3	CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY (cont’d)

Accordingly, based on the carrying amounts of the right-of-use ships as at end of each reporting period, the Group has not recognised an impairment loss for the year ended 31 December 2023 (2022: US$
985,000
reversal of impairment and 2021: US$
1,046,000
) in profit or loss in the line item ‘Other operating (expense) income. On the other hand, based on the carrying amount of the owned ships as at end of each reporting period the Group has recognised an impairment loss of US$2,000,000 for the year ended 31 December 2023 (reversal of impairment loss 2022: US$1,707,000 and reversal of impairment loss 2021: US$3,557,000) recorded in profit or loss in the line item ‘Other operating (expense) income’ following the decision to sell two older Handysize vessels at values lower than book value.

As at 31 December 2023 and 2022, a possible change to the following estimate used in management’s assessment would cause
the recoverable amount to be below the total carrying amount of the owned and right-of-use ships (on the basis that each of the other key assumptions remain unchanged):

Drybulk Carriers

•	0.0% to 24.23% 1 decrease to the charter rate (2022: 0.0% to 22.57% decrease to the charter rate); or
•	0.0% to 76.56% 1 increase to the discount rate (2022: 0.0% to 82.30% increase to the discount rate).

1
 Excludes two vessels

(2022: three vessels)
that are not sensitive to changes in above estimates

Based on the key assumptions and taking into account the sensitivity analysis above, management has determined that the estimated recoverable amount of the ships are appropriate.

The recoverable amounts of ships classified as inventories were determined based on estimated selling price less cost to sell, which were determined based on the contracted selling price. The carrying amounts of the ships are disclosed in Notes 12 and 13.

Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the entity to estimate the future cash flows expected to arise from the cash-generating unit (based on past performance and management’s expectations of the market developments) and a suitable discount rate in order to calculate present value. The carrying amount of goodwill at the end of the reporting period was $7,924,000 (2022: $Nil) with no impairment loss recognised. Details of the value in use
calculation are provided in Note 17.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3	CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY (cont’d)

Fair value of acquired businesses

On 3 October 2023, the Group acquired Tamar Ship Management Limited and Taylor Maritime Management Limited. In accordance with IFRS 3
Business Combinations
, the Group is required to record the assets and liabilities of the acquired businesses at fair value. The purchase price allocation includes significant judgements, assumptions and estimates to determine the fair value of assets acquired and liabilities assumed. Management engaged an external valuer to assist in determining the fair value of the purchase consideration and performing the purchase price allocation. The valuations involving the most significant assumptions, estimates and judgements are:

1)	Fair value of earn-out consideration
Earn-out consideration in the purchase consideration is recorded at fair value at the date of acquisition and at each reporting period
. In determining the fair value at acquisition and reporting date, the scenario based method was used which involves the use of multiple outcomes and probability-weighing the contingent consideration payable under each outcome. Key assumptions included number of ships under management in the next two years,
and

probability of the occurrence of a change in buyer control event.

2)	Fair value of acquired intangible assets
Management have separately identified contractual customer relationships as an intangible asset acquired from the acquisition of businesses. The determination of its fair value is by using the multi-period excess earnings method, which is the present value of the projected cash flows that are expected to be generated by the existing intangible asset after reduction by an estimated fair rate of return on contributory assets required to generate the customer relationship revenues. Key assumptions included discounted cash flow, estimated life cycle and customer attrition rates.

Further details of acquisition of businesses are provided in Note 37.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4	FINANCIAL INSTRUMENTS, FINANCIAL RISKS AND CAPITAL MANAGEMENT

(i)	Categories of financial instruments

	2023	2022
	US$’000	US$’000
Financial assets
Financial assets at amortised cost	84,177	88,127
Derivative instruments designated in hedge accounting relationship	599	51
	84,776	88,178

Financial liabilities
Financial liabilities at amortised cost	200,197	254,863
Earn-out consideration	8,061	-
Derivative instruments designated in hedge accounting relationships	732	138
	208,990	255,001
(ii)	Financial risk management policies and objectives

The management of the Group monitors and manages the financial risks relating to the operations of the Group to ensure appropriate measures are implemented in a timely and effective manner. These risks include market risk (foreign currency risk, interest rate risk), credit risk and liquidity risk.

The Group largely does not hold or issue derivative financial instruments for speculative purpose, however, in the current year there are forward freight agreements that were purchased for 2025 in view of the improving sentiment in the drybulk rates for next year. These forward freight agreements could not be designated as a hedge against contracted cargo.

Other than liquidity risk, there has been no change to the Group’s exposure to these financial risks.  There have been no significant changes to the manner in which it manages and measures the risk. Market risk exposures are measured using sensitivity analysis indicated below.

(a)	Credit risk management

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Group. As at 31 December 2023 and 31 December 2022, the Group’s maximum exposure to credit risk without taking into account any collateral held or other credit enhancements, which will cause a financial loss to the Group due to failure to discharge an obligation by the counterparties and financial guarantees provided by the Group arises from:

•	the carrying amount of the respective recognised financial assets as stated in the consolidated statement of financial position; and

•	the maximum amount the Group would have to pay if the financial guarantee is called upon, irrespective of the likelihood of the guarantee being exercised.

The Group maintains an allowance for ECL which is recorded as an offset to financial assets, details of which are disclosed in the respective notes. The Group assesses collectability by reviewing on a collective basis where similar characteristics exist and on an individual basis when we identify specific counterparties with known disputes or collectability issues. In determining the amount of the allowance for ECL, the Group considers historical collectability based on past due status.

 The Group has adopted a policy of only dealing with creditworthy counterparties and obtaining sufficient collateral, where appropriate, as a means of mitigating the risk of financial loss from defaults. The aggregate value of transactions concluded is spread amongst approved counterparties.

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

The Group is exposed to interest rate risk through the impact of bank loans and other borrowings at variable interest rates.  The Group monitors its exposure to fluctuating interest rates and generally enters into contracts that are linked to market rates relative to the currency of the asset or liability.

The Group’s bank loans and other borrowings were originally advanced at a floating rate based on LIBOR which has been subject to international and regulatory proposals for reform. LIBOR continued to be quoted until 30 June 2023 and thereafter, the Secured Overnight Financing Rate, or SOFR, has been used.  Certain of the Group’s bank loans matured before LIBOR was discontinued and did not require amendment. All remaining bank loans and other borrowings with the lenders have successfully transitioned to SOFR. The Group does not currently have any interest rate hedging instruments.

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
As a result of reduced economic growth expectations, interest rates in 2023 have steadily increased with an opening LIBOR rate of 4.7% in January 2023 to a closing rate SOFR of 5.4% in December 2023.

If interest rates had been 50 basis points higher or lower and all other variables were held constant, the Group’s profit (loss) for the year ended 31 December 2023 would in
crease/
de
crease by US$712,000 (2022: Profit would increase/decrease by US$997,000 and 2021: Profit would increase/decrease by US$536,000).  This is mainly attributable to the Group’s exposure to interest rates on its variable rate bank loans and other borrowings.

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

At the end of the reporting period, the significant carrying amounts of monetary liabilities and monetary assets denominated in currencies other than the respective Group entities’ functional currencies are as follows:

	Liabilities		Assets
	2023	2022	2023	2022
	US$’000	US$’000	US$’000	US$’000
United States dollars	(554)	(554)	2,760	584
South African rands	(173)	(1,629)	-	-

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

If the relevant foreign currency strengthens/weakens by 10% against the functional currency of the entity, profit or loss will increase/(decrease) or, vice versa by:

	Impact on profit or loss
	2023	2022
	US$’000	US$’000
United States dollars	221	3
South African rands	(17)	(163)

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4	FINANCIAL INSTRUMENTS, FINANCIAL RISKS AND CAPITAL MANAGEMENT (cont’d)

(d)	Liquidity risk management

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
While there was a rebound in charter rates in 2021 and 2022, charter rates reduced in 2023. Further deterioration in the market could result in unfavourable market conditions and impact to the Group’s operations and cash flows and the Group’s ability to comply with covenants and other conditions in the loan agreements.

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

Based on the 12 months cash flow forecast prepared by management from the date of the authorisation of the

financial statements, the Board of Directors has no reason to believe that the Group will not continue as a going concern and has assessed that there is no material uncertainty related to these conditions and there is no substantial doubt about the Group’s ability to continue as a going concern. Management has plans in place to sell certain vessels to maintain sufficient liquidity and refinancing of maturing obligations which will provide adequate comfort in covenant levels at the next reporting date.

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

	Weighted average effective interest rate	On demand or within 1 year	Within 2 to 5 years	After 5 years	Adjustment	Total
	% p.a	US$’000	US$’000	US$’000	US$’000	US$’000
Group
2023
Non-interest bearing	-	29,928	2,308	-	-	32,236
Lease liabilities	7.89	33,459	1,437	-	(1,091)	33,805
Variable interest rate instruments	9.44	28,570	115,041	27,913	(29,307)	142,217
		91,957	118,786	27,913	(30,398)	208,258

2022
Non-interest bearing	-	29,782	-	-	-	29,782
Lease liabilities	6.47	22,903	4,177	-	(967)	26,113
Variable interest rate instruments	8.16	45,254	161,350	33,909	(41,545)	198,968
		97,939	165,527	33,909	(42,512)	254,863

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4	FINANCIAL INSTRUMENTS, FINANCIAL RISKS AND CAPITAL MANAGEMENT (cont’d)

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
Group

2023
Gross settled:
Forward freight agreements
Gross inflow	20	422	-	442
Gross outflow	(586)	-	-	(586)
	(566)	422	-	(144)

Bunker swaps
Gross inflow	156	1	-	157
Gross outflow	(125)	(20)	-	(145)
	31	(19)	-	12

	(535)	403	-	(132)

2022
Gross settled:
Bunker swaps
Gross inflow	51	-	-	51
Gross outflow	(138)	-	-	(138)
	(87)	-	-	(87)

(e)	Shipping market price risk management

The Group is exposed to the fluctuations in market conditions in the shipping industry which in turn affects the Group’s profitability.  Management continually assesses
shipping markets using their experience and detailed research.  Risks are managed by fixing tonnage on longer term time charters, contracts of affreightment and entering into forward freight agreements.  The carrying amount of the derivative financial instruments is disclosed in Note 10.

Shipping market price sensitivity

The sensitivity analyses below have been determined based on the exposure to shipping market price risk at the end of the reporting period.  In respect of derivative financial instruments, if the shipping market prices had been 10% higher/lower while other variables were held constant:

•	Profit (loss) for the year, and ended 31 December 2023 would decrease/increase by US$142,000 (2022: decrease /increase by US$Nil and 2021: decrease/increase by US$Nil); and
•	hedging reserve for the year ended 31 December 2023 would decrease/increase by US$Nil (2022: decrease/increase by US$Nil and 2021: decrease/increase by US$3,671,000).

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4	FINANCIAL INSTRUMENTS, FINANCIAL RISKS AND CAPITAL MANAGEMENT (cont’d)

(f)	Commodity price risk management

The Group uses bunker swaps to manage exposure to commodity price risk where the positions are not naturally economically hedged through the combination of holding inventory, forward sales contracts and forward purchase contracts. Management continually assess commodity price through their experience and detailed research. The carrying amount of the derivative financial instruments is disclosed in Note 10.

Commodity price sensitivity

The sensitivity analyses below have been determined based on the exposure to commodity price risk at the end of the reporting period. In respect of derivative financial instruments, if the commodity prices had been 10% higher/lower while other variables were held constant:

•	profit (loss) for the year ended 31 December 2023 would decrease/increase by US$Nil (2022: decrease/increase by US$Nil and 2021: decrease/increase by US$Nil) ; and
•	hedging reserve for the year ended 31 December 2023 would decrease/increase by US$846,000 (2022: decrease/increase by US$460,000 and 2021: decrease/increase by US$778,000).

(g)	Fair value measurement of financial assets and financial liabilities

The carrying amounts of cash and cash equivalents, trade and other current receivables and payables, other liabilities and earn-out consideration approximate their respective fair values due to the relatively short-term maturity of these financial instruments.  The fair values of other classes of financial assets and liabilities are disclosed in the respective notes to financial statements.

Financial instruments measured at fair value on a recurring basis

	2023	2022
	US$’000	US$’000
Financial Assets
Forward freight agreements	442	-
Bunker swaps	157	51

Financial Liabilities
Forward freight agreements	(587)	-
Earn-out consideration	(8,061)	-
Bunker swaps	(145)	(138)

Forward freight agreements and bunker swap agreements and have been classified as Level 2 financial instruments, which indicates that the fair value of the instruments were determined based on discounted cash flow with reference to observable inputs for equivalent instruments, discounted at a rate that reflects the credit risk of various counterparties.  Further details are disclosed in Note 10.

Earn-out consideration arising from business combination (Note 3 and 37) is classified as a Level 3 financial instrument. The valuation is based on scenario based method to capture the present value of the expected future economics benefits that will flow out of the group.
The earn-out consideration will be adjusted downwards if the number of ships under management is less than 25. The occurrence of change of buyer control will results in a 20% premium on the earn-out consideration. A change in these inputs might result in a significantly higher or lower fair value measurement of the earn-out consideration.
No
gain or loss for the year relating to this earn-out consideration has been recognised in profit or loss.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4	FINANCIAL INSTRUMENTS, FINANCIAL RISKS AND CAPITAL MANAGEMENT (cont’d)

Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the group takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date.

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

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4	FINANCIAL INSTRUMENTS, FINANCIAL RISKS AND CAPITAL MANAGEMENT (cont’d)

	Level 1	Level 2	Level 3	Total
	US$’000	US$’000	US$’000	US$’000
2023
Financial Assets
Derivative financial instruments	-	599	-	599

Financial Liabilities
Derivative financial instruments	-	(732)	-	(732)
Earn-out consideration	-	-	(8,061)	(8,061)

2022
Financial Assets
Derivative financial instruments	-	51	-	51

Financial Liabilities
Derivative financial instruments	-	(138)	-	(138)

There were no transfers between Level 1 and 2 of the fair value hierarchy during the current or prior year.

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

During

the year end December 31,
2023, excess cash generated from vessel sales after debt repayment on encumbered vessels, was distributed to shareholders by reducing the fully paid-up share capital
. This resulted in the Group having a more efficient capital structure, thereby improving Shareholders’ return on equity.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5	HOLDING COMPANY, RELATED COMPANY AND RELATED PARTY TRANSACTIONS

On October 11, 2022, the Company entered into a Transaction Implementation Agreement (“TIA”), with TMI and Good Falkirk (MI) Limited (“Good Falkirk”), a wholly-owned subsidiary of TMI (the “Offeror”), providing for a voluntary conditional cash offer (the “TMI Offer”) to be made by the Offeror for all of the issued ordinary shares in the capital of the Company. All shares that were validly tendered were accepted for payment, following which TMI became the Company’s ultimate holding company as it owned approximately 73.78% of the shares of the Company through its wholly owned subsidiary, Good Falkirk. A subsequent offer period began immediately thereafter and expired on December 19, 2022. On expiration of the subsequent offer period, TMI held approximately 83.23% of the outstanding shares of the Company through its wholly owned subsidiary, Good Falkirk.

(i)	Group companies and other related parties

Related companies in these financial statements refer to members of the TMI group that are not members of the Group (“Group companies”) and other related parties comprise of companies that are controlled by key management person
n
el
of TMI (“Other”) and joint ventures of the group.

The balances are unsecured, interest-free and repayable on demand unless otherwise stated:

	2023	2022
	US$’000	US$’000

Due from group companies	15	-
Due from other	12	-
Due from related parties	27	-

Due to group companies	168	-
Due to joint ventures	39	43
Due to other	181	-
Due to related parties	388	43

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5	RELATED PARTIES TRANSACTIONS (cont’d)

During the year

ended December 31, 2023
, the Group entered into the following transactions and arrangements with Group companies and other related parties:

	Group companies	Other	Group companies	Other	Group companies	Other
	2023	2023	2022	2022	2021	2021
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Charter hire expenses	(6,486)	(628)	-	-	-	-
Freight expenses	(839)	(2)	-	-	-	-
Management fees expenses	-	(31)	-	-	-	-
Management fees	1,960	-	-	-	-	-
Lease income (Note 31)	77	268	-	-	-	-
Ship cost of sale	-	(90)	-	-	-	-
Acquisition of ship and asset under construction (a)	(31,875)	-	-	-	-	-

Acquisition of subsidiaries from a related party of TMI is included in Note 37.

These related party transactions occurred under terms that are no more or less favourable than those arranged with third parties.

(a)
During the year, the Group acquired a ship and a contract for a ship under construction from subsidiaries of TMI. The acquisition was at an agreed price consistent with independent broker valuations obtained in connection with the transactions and were unanimously approved by the disinterested members of the Board of Directors.

(ii)	Compensation of directors and key management personnel

The remuneration of the directors and other members of key management is set out below in aggregate for each of the categories specified in IAS 24
Related Party Disclosures
.

	2023	2022	2021
	US$’000	US$’000	US$’000

Short-term benefits	4,340	7,954	9,200
Share-based payments	-	5,108	1,479
	4,340	13,062	10,679

The remuneration of directors and key management is determined by the remuneration committee of Grindrod Shipping Holdings Limited having regard to the performance of individuals and market trends.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6	CASH AND BANK BALANCES INCLUDING RESTRICTED CASH

	2023	2022
	US$’000	US$’000

Restricted cash, current portion	4,102	5,667
Cash on hand	376	494
Cash at bank	54,853	46,067
Cash and bank balances	59,331	52,228

Less:
Restricted cash, current portion	(4,102)	(5,667)
Cash and cash equivalents in the statements of cash flows	55,229	46,561

Restricted cash
Classified as:
Current	4,102	5,667
Non-current	4,560	4,342
	8,662	10,009

The current portion of the restricted cash represents amounts placed
in retention accounts that can only be used to fund loan repayments or interest payments and cash held on behalf of ship owners. In the ordinary course of the technical and commercial management business, the Group receives and holds cash deposited by shipowners. The cash is maintained in one or more segregated bank accounts. The Group has recognised the corresponding receivables/payables to shipowners’ customers/suppliers.

The non-current portion of restricted cash represents debt reserves security deposit required due to the conditions of certain banking facilities and these deposits are not available to finance the Group’s day to day operations.

Accounting policy

Cash and cash equivalents in the statement of cash flows comprise cash on hand and demand deposits that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7	TRADE RECEIVABLES

	2023	2022
	US$’000	US$’000

Trade receivables	7,357	11,950
Less: Allowances for doubtful debts	(655)	(660)
	6,702	11,290

The credit period is 1 to 30 days (2022: 1 to 30 days).  No interest is charged on the outstanding invoice.

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

	Trade receivables past due – collectively assessed
2023	Not past due	<30	31-60	61-90	91-120	>120	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Estimated total gross carrying amount at default, representing net carrying amount of default	5,288	465	225	367	127	230	6,702

	Trade receivables past due – collectively assessed
2022	Not past due	<30	31-60	61-90	91-120	>120	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Estimated total gross carrying amount at default, representing net carrying amount of default	8,493	1,237	68	509	241	742	11,290

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7	TRADE RECEIVABLES (cont’d)

As at 31 December 2023

and 2022
, management has identified a group of debtors to be credit impaired, which include a debtor that disputed an invoiced amount arising from the redelivery of a vessel out of the agreed position and sundry small debtors within the discontinued operation. Hence, management has assessed the recoverability of the outstanding balances separately from the table above.

	2023	2022
	US$’000	US$’000

Gross carrying amount	655	660
Less: Loss allowances	(655)	(660)
Carrying amount net of allowance	-	-

Movement in the loss allowance:
	2023	2022
Individually assessed	US$’000	US$’000

Balance at 1 January	(660)	(684)
Net remeasurement of loss allowance	(55)	16
Amount written off	5	7
Effect of foreign exchange differences	55	1
Balance at 31 December	(655)	(660)

8	CONTRACT ASSETS

This relates to unbilled revenue, recognised over the period in which the freight services are performed representing the entity’s right to consideration for which payments shall be received in the subsequent year
.

Management estimates the loss allowance on amounts due from customers at an amount equal to lifetime ECL, taking into account the historical default experience and the future prospects of the industry. No provision for loss allowance was made during 2023 and 2022 as the contract assets is aged less than 30 days
.

9	OTHER RECEIVABLES AND PREPAYMENTS

	2023	2022
	US$’000	US$’000
Current Assets:

Deposit	2,034	269
Prepayments	4,412	4,026
Voyages in progress	8,907	17,085
Other receivables	2,717	3,686
	18,070	25,066
Non-current Assets:
Prepayments	1,918	860
	19,988	25,926

For purpose of impairment assessment, other receivables and loan receivables are considered to have low credit risk as they are not due for payment at the end of the reporting period and there has been no significant increase in the risk of default on the receivables since initial recognition. Accordingly, for the purpose of impairment assessment for these receivables, the loss allowance is measured at an amount equal to 12-month ECL. In determining the ECL, management has taken into account the historical default experience and the financial position of the counterparties, adjusted for factors that are specific to the debtors and general economic conditions of the industry in which the debtors operate. No provision for loss allowance was made during 2023 and 2022.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10	DERIVATIVE FINANCIAL INSTRUMENTS

Forward freight agreements and bunker swaps - analysed between:

	2023	2022
	US$’000	US$’000
Assets
Current assets	176	51
Non-current assets	423	-

Liabilities
Current liabilities	(712)	(138)
Non-current liabilities	(20)	-

The Group has entered into a number of bunker swaps, as follows:
2023
Current assets
Derivative instruments in designated hedge accounting relationships:

Settlement periods		Strike price	Quantity	Notional value	Fair value gain
		US$	MT	US$’000	US$’000
January 2024 to June 2024	0.5% FOB Singapore	525.75	1,500	789	55
January 2024 to March 2024	0.5% FOB Rotterdam	522.50	1,350	705	6
January 2024 to September 2024	0.5% FOB Rotterdam	494.00	4,500	2,223	95
				3,717	156

Non-current assets
Derivative instruments in designated hedge accounting relationships:

Settlement periods		Strike price	Quantity	Notional value	Fair value gain
		US$	MT	US$’000	US$’000
January 2025 to February 2025	0.5% FOB Rotterdam	470.50	400	188	1

Current liabilities
Derivative instruments in designated hedge accounting relationships:

Settlement periods		Strike price	Quantity	Notional value	Fair value gain
		US$	MT	US$’000	US$’000
March 2024 to April 2024	0.5% FOB Rotterdam	538.75	400	216	(8)
June 2024 to July 2024	0.5% FOB Rotterdam	530.00	400	212	(9)
March 2024	0.5% FOB Rotterdam	580.50	280	163	(16)
April 2024	0.5% FOB Rotterdam	576.25	280	161	(16)
April 2024 to December 2024	0.5% FOB Rotterdam	522.50	4,050	2,116	(75)
October 2024 to December 2024	0.5% FOB Rotterdam	494.00	1,500	741	(1)
				3,609	(125)

Non-current liabilities
Derivative instruments in designated hedge accounting relationships:

Settlement periods		Strike price	Quantity	Notional value	Fair value gain
		US$	MT	US$’000	US$’000
March 2025 to December 2025	0.5% FOB Rotterdam	470.50	2,000	941	(20)

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10	DERIVATIVE FINANCIAL INSTRUMENTS (cont’d)

2022

Current assets
Derivative instruments in designated hedge accounting relationships:

Settlement periods		Strike price	Quantity	Notional value	Fair value gain
		US$	MT	US$’000	US$’000
January 2023	0.5% FOB Rotterdam	510.25	350	179	2
January 2023 to December 2023	0.5% FOB Rotterdam	483.50	1,920	928	31
April 2023	0.5% FOB Rotterdam	488.50	400	195	5
May 2023	0.5% FOB Singapore	529.25	250	132	2
April 2023	0.5% FOB Rotterdam	488.50	400	195	5
May 2023	0.5% FOB Singapore	529.25	250	132	2
March 2023 to May 2023	0.5% FOB Singapore	537.50	750	403	4
				2,164	51

Current liabilities
Derivative instruments in designated hedge accounting relationships:

Settlement periods		Strike price	Quantity	Notional value	Fair value gain
		US$	MT	US$’000	US$’000
January 2023	0.5% FOB Rotterdam	651.00	180	117	(25)
January 2023	0.5% FOB Rotterdam	599.50	450	270	(38)
January 2023 to February 2023	0.5% FOB Rotterdam	573.75	750	430	(47)
February 2023 to July 2023	0.5% FOB Rotterdam	510.25	2,100	1,072	(20)
August 2023 to December 2023	0.5% FOB Rotterdam	503.25	1,000	503	(8)
June 2023	0.5% FOB Singapore	537.50	250	134	-
				2,526	(138)

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10

DERIVATIVE FINANCIAL INSTRUMENTS (cont’d)

The Group has entered into a number of forward freight agreements in the normal course of business in order to hedge against open positions in the fleet from contracts of affreightment and exposure to earnings on the spot market. As at 31 December 2023, there are 10 (2022: Nil) outstanding forward freight agreements, maturing as follows:

2023

Current assets
Derivative instruments in designated hedge accounting relationships:

Settlement periods		Strike price	Duration	Notional value	Fair value gain
		US$		US$’000	US$’000
January 2024	BSI-58 ave 10TC	14,750	30	443	6
January 2024	BSI-58 ave 10TC	15,000	30	450	14
				893	20

Non-current assets
Derivative instruments held for trading

Settlement periods		Strike price	Duration	Notional value	Fair value gain
		US$		US$’000	US$’000
January 2025 to December 2025	BSI-58 ave 10TC	11,250	180	2,025	212
January 2025 to December 2025	BSI-58 ave 10TC	11,250	60	675	70
January 2025 to December 2025	BSI-58 ave 10TC	11,250	120	1,350	141
				4,050	423

Current liabilities
Derivative instruments in designated hedge accounting relationships:

Settlement periods		Strike price	Duration	Notional value	Fair value gain
		US$		US$’000	US$’000
January 2024 to December 2024	BSI-58 ave 10TC	12,300	60	738	(99)
January 2024 to December 2024	BSI-58 ave 10TC	12,300	60	738	(99)
January 2024 to December 2024	BSI-58 ave 10TC	12,300	60	738	(99)
January 2024 to December 2024	BSI-58 ave 10TC	12,300	60	738	(99)
January 2024 to December 2024	BSI-58 ave 10TC	12,350	120	1,482	(191)
				4,434	(587)

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11	INVENTORIES

	2023	2022
	US$’000	US$’000

Bunkers and other consumables at cost	10,755	15,278
	-	-
Ships reclassified from ships, property plant and equipment as held for sale asset (Note 12) (a)	141,345	28,853
Sale of ships recognised as inventories (a)	(141,345)	(28,853)
	10,755	15,278

(a)	Ships reclassified from ships, property, plant and equipment as inventories is reconciled as follows:

	2023	2022
	US$’000	US$’000

Cost	260,971	41,297
Accumulated depreciation	(83,663)	(12,444)
Impairment	(35,963)	-
Carrying amount	141,345	28,853

For the year ended 31 December 2023, the Group entered into several memoranda of agreements with 8 distinct third parties for the sale of 9 ships at purchase consideration in aggregate of US$158,105,000. At the reporting date, all the ships have been delivered to the new owners.

On 14 April 2022, the Group entered into memoranda of agreement with a third party for the sale of one ship at purchase consideration of US$29,981,000. The ship was delivered to the third party on 1 June 2022.

Accounting policy

Inventories are assets held for sale in the ordinary course of business or in the form of materials or supplies to be consumed in the rendering of services. Inventories which include bunkers on board ships and other consumable stores are valued at the lower of cost and net realisable value.
Net realisable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of disposal and transportation.
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

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12	SHIPS, PROPERTY, PLANT AND EQUIPMENT

	Office equipment, furniture and fittings and motor vehicles	Plant and equipment	Ships	Drydocking	Construction in progress	Freehold land and buildings	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Cost:
Balance at 1 January 2022	4,189	4,331	589,095	18,117	774	238	616,744
Additions	113	-	2,076	7,230	-	-	9,419
Disposals	(826)	(102)	-	(3,604)	-	(232)	(4,764)
Transfer from right-of-use assets (Note 13)	-	-	23,436	-	-	-	23,436
Reclassification to inventories (Note 11)	-	(2,599)	(38,357)	(341)	-	-	(41,297)
Effect of foreign currency exchange differences	(194)	-	-	-	-	(6)	(200)
Balance at 31 December 2022	3,282	1,630	576,250	21,402	774	-	603,338
Additions	652	-	16,068	5,133	16,875	-	38,728
Disposals	(941)	(6)	-	(4,267)	-	-	(5,214)
Acquisition of subsidiaries (Note 37)	186	-	-	-	-	-	186
Transfer from right-of-use assets (Note 13)	-	-	44,452	-	-	-	44,452
Reclassification to inventories (Note 11)	-	(158)	(252,646)	(8,167)	-	-	(260,971)
Effect of foreign currency exchange differences	(217)	-	-	-	-	-	(217)
Balance at 31 December 2023	2,962	1,466	384,124	14,101	17,649	-	420,302

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12	SHIPS, PROPERTY, PLANT AND EQUIPMENT (cont’d)

	Office equipment, furniture and fittings and motor vehicles	Plant and equipment	Ships	Drydocking	Construction in progress	Freehold land and buildings	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Accumulated depreciation:
Balance at 1 January 2022	4,092	4,077	99,230	8,447	-	-	115,846
Depreciation	57	129	22,822	7,547	-	-	30,555
Disposals	(815)	(83)	-	(3,605)	-	-	(4,503)
Transfer from right-of-use assets (Note 13)	-	-	4,809	-	-	-	4,809
Reclassification to inventories (Note 11)	-	(2,599)	(9,504)	(341)	-	-	(12,444)
Effect of foreign currency exchange differences	(188)	-	-	-	-	-	(188)
Balance at 31 December 2022	3,146	1,524	117,357	12,048	-	-	134,075
Depreciation	154	107	18,515	6,202	-	-	24,978
Disposals	(938)	(7)	-	(4,267)	-	-	(5,212)
Transfer from right-of-use assets (Note 13)	-	-	19,703	-	-	-	19,703
Reclassification to inventories (Note 11)	-	(158)	(79,390)	(4,115)	-	-	(83,663)
Effect of foreign currency exchange differences	(209)	-	-	-	-	-	(209)
Balance at 31 December 2023	2,153	1,466	76,185	9,868	-	-	89,672

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12	SHIPS, PROPERTY, PLANT AND EQUIPMENT (cont’d)

	Office equipment, furniture and fittings and motor vehicles	Plant and equipment	Ships	Drydocking	Construction in progress	Freehold land and buildings	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Accumulated impairment:
Balance at 1 January 2022	1	-	63,108	-	310	-	63,419
Reversal of impairment recognised in profit and loss	-	-	(1,707)	-	-	-	(1,707)
Disposal	(1)	-	-	-	-	-	(1)
Balance at 31 December 2022	-	-	61,401	-	310	-	61,711
Impairment loss (reversal of impairment) recognised in profit and loss	-	-	2,000	-	(310)	-	1,690
Reclassification to inventories	-	-	(35,963)	-	-	-	(35,963)
Balance at 31 December 2023	-	-	27,438	-	-	-	27,438

Carrying amount:
At 31 December 2023	809	-	280,501	4,233	17,649	-	303,192
At 31 December 2022	136	106	397,492	9,354	464	-	407,552

Certain ships are pledged to secure bank borrowings as disclosed in Note 24.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12	SHIPS, PROPERTY, PLANT AND EQUIPMENT (cont’d)

Accounting policies

Ships, property, plant and equipment are stated at cost less accumulated depreciation and any accumulated impairment losses.

Depreciation is calculated using straight-line method to allocate the cost of the assets (other than ships and properties under construction), net of their residual values, over their estimated useful lives as follows:

Office equipment and furniture and fittings	-	3 years
Plant and equipment	-	3 to 5 years
Motor vehicles	-	5 years
Ships	-	15 years
Drydocking	-	2.5 to 5 years

The estimated useful lives, residual values and depreciation method are reviewed at each year end, with the effect of any changes in estimate accounted for on a prospective basis.

Ships and properties in the course of construction for are carried at cost, less any recognised impairment loss. Depreciation of these assets, on the same bases as other assets, commences when the assets are available for use.

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

At each reporting date, the group reviews the carrying amounts of its ships, property, plant and equipment to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated based on the higher of fair value less costs of disposal and value in use, to determine the extent of the impairment loss (if any).

An impairment loss is recognised in profit or loss when the recoverable amount of an asset is less than its carrying amount. Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, to the extent that the increase does not exceed the carrying amount that would have been determined had no impairment loss been recognised. A reversal of an impairment loss is recognised immediately in profit or loss.

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

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13	RIGHT-OF-USE ASSETS

The Group leases several assets including office property, residential property, ships and ship equipment which are disclosed as right-of-use assets.

	Office and residential property	Ships	Ships equipment	Total
	US$’000	US$’000	US$’000	US$’000

Cost:
Balance at 1 January 2022	2,896	95,887	476	99,259
Additions	898	48,829	39	49,766
Transfer to ships, property, plant and equipment (Note 12)	-	(23,436)	-	(23,436)
Derecognition of right-of-use asset	(405)	-	-	(405)
Effect of foreign currency exchange differences	(48)	-	-	(48)
Balance at 31 December 2022	3,341	121,280	515	125,136
Additions	3,272	62,600	83	65,955
Transfer to ships, property, plant and equipment (Note 12) (2)	-	(44,452)	-	(44,452)
Acquisition of subsidiaries (Note 37)	80	-	-	80
Adjustment (1)	(2,710)	-	(144)	(2,854)
Effect of foreign currency exchange differences	11	-	-	11
Balance at 31 December 2023	3,994	139,428	454	143,876

Accumulated depreciation:
Balance at 1 January 2022	2,097	63,633	218	65,948
Depreciation	889	35,547	129	36,565
Transfer to ships, property, plant and equipment (Note 12)	-	(4,809)	-	(4,809)
Derecognition of right-of-use asset	(405)	-	-	(405)
Effect of foreign currency exchange differences	(31)	-	-	(31)
Balance at 31 December 2022	2,550	94,371	347	97,268
Depreciation	1,695	30,229	114	32,038
Transfer to ships, property, plant and equipment (Note 12) (2)	-	(19,703)	-	(19,703)
Derecognition of right-of-use asset	-	393	-	393
Adjustment (1)	(2,708)	-	(100)	(2,808)
Effect of foreign currency exchange differences	8	-	-	8
Balance at 31 December 2023	1,545	105,290	361	107,196

Accumulated impairment:
Balance at 1 January 2022	-	844	-	844
Impairment loss	-	985	-	985
Balance at 31 December 2022	-	1,829	-	1,829
Derecognition of right-of-use asset	-	(393)	-	(393)
Balance at 31 December 2023	-	1,436	-	1,436

Carrying amount:
At 31 December 2023	2,449	32,702	93	35,244
At 31 December 2022	791	25,080	168	26,039

(1)
Refers to lease modification during the period.
(2)
Purchase option on vessel was exercised during the year.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13	RIGHT-OF-USE ASSETS (cont’d)

Right-of-use assets are depreciated over the remaining period of the lease. The average lease term is between 1 and 4 years for property, between 2 and 5 years for ships, and between 2 and 5 years for ship equipment.

The Group has options to purchase certain ships at set prices at certain dates within the contracts. The exercise price is not included in the right-of-use assets for these ships because it is not reasonably certain that the options will be exercised.

For the year ended 31 December 2023, the Group recognised expense of US$27,359,000 (2022: US$60,869,000 and 2021: US$90,763,000) for short-term leases (i.e. a lease period of 12 months or less), US$104,000 (2022: US$82,000 and 2021: US$58,000) for leases of low value assets and US$285,000 (2022: US$8,197,000 and 2021: $11,532,000) for variable lease payments in connection with pool arrangements not included in the measurement of the lease liability.

Corresponding lease liabilities are disclosed in Note 23.

Accounting policy

The
right-of-use assets comprise the initial measurement of the corresponding lease liability (Note 23), lease payments made at or before the commencement day and any initial direct costs. They are subsequently measured at cost less accumulated depreciation and impairment losses.

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

The Group applies IAS 36 to determine whether a right-of-use asset is impaired and accounts for any identified impairment loss as described in the ‘Ships, property, plant and equipment’ policy (Note 12).

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14	SUBSIDIARIES

Details of the Group’s subsidiaries at the end of the reporting period are as follows:

			Proportion of ownership interest and voting power held by the Group
Name of subsidiary	Principal activity	Country of incorporation	2023%	2022%
Grindrod Shipping Pte. Ltd.	Ship operating and management	Singapore	100%	100%
Grindrod Shipping (South Africa) Pty Ltd	Ship operating and management	South Africa	100%	100%

Held by Grindrod Shipping Pte. Ltd
IVS Bulk Owning Pte. Ltd. (ii)	Dormant	Singapore	-	100%
IVS Bulk Carriers Pte. Ltd. (ii)	Dormant	Singapore	-	100%
IVS Bulk 430 Pte. Ltd. (ii)	Dormant	Singapore	-	100%
IVS Bulk 462 Pte. Ltd. (ii)	Dormant	Singapore	-	100%
IVS Bulk 475 Pte. Ltd.	Ship Owning and Operating	Singapore	100%	100%
IVS Bulk 511 Pte. Ltd.	Dormant	Singapore	100%	100%
IVS Bulk 512 Pte. Ltd.	Dormant	Singapore	100%	100%
IVS Bulk 603 Pte. Ltd.	Ship Owning and Operating	Singapore	100%	100%
IVS Bulk 609 Pte. Ltd.	Ship Owning and Operating	Singapore	100%	100%
IVS Bulk 611 Pte. Ltd.	Ship Owning and Operating	Singapore	100%	100%
IVS Bulk 612 Pte. Ltd.	Ship Owning and Operating	Singapore	100%	100%
IVS Bulk 707 Pte. Ltd.	Dormant	Singapore	100%	100%
IVS Bulk 3708 Pte. Ltd.	Ship Owning and Operating	Singapore	100%	100%
IVS Bulk 3720 Pte. Ltd.	Ship Owning and Operating	Singapore	100%	100%
IVS Bulk 225 Pte. Ltd. (i)	Ship Owning and Operating	Singapore	100%	100%
IVS Bulk Pte. Ltd.	Ship Owning and Operating	Singapore	100%	100%
IM Shipping Pte. Ltd.	Ship Owning and Operating	Singapore	100%	100%
Island Bulk Carriers Pte. Ltd.	Ship Owning and Operating	Singapore	100%	100%
Grindrod Shipping Services UK Limited	To provide shipping and shipping related services	United Kingdom	100%	100%
Grindrod Shipping Services HK Limited	To provide shipping and shipping related services	Hong Kong	100%	100%
IVS Bulk 5028 Pte Ltd (iv)	Dormant	Singapore	100%	-
IVS Bulk 725 LLC (iv)	Ship Owning and Operating	Marshall Islands	100%	-
IVS Bulk 784 Pte Ltd (iv)	Dormant	Singapore	100%	-
IVS Bulk 784 LLC (iv)	Dormant	Marshall Islands	100%	-
Unicorn Atlantic Pte. Ltd.	Dormant	Singapore	100%	100%
Unicorn Baltic Pte. Ltd.	Dormant	Singapore	100%	100%
Unicorn Ionia Pte. Ltd. (ii)	Dormant	Singapore	-	100%
Unicorn Tanker Operations (434) Pte. Ltd. (ii)	Dormant	Singapore	-	100%
Unicorn Ross Pte. Ltd. (ii)	Dormant	Singapore	-	100%
Unicorn Caspian Pte. Ltd. (ii)	Dormant	Singapore	-	100%
Unicorn Marmara Pte. Ltd. (ii)	Dormant	Singapore	-	100%
Unicorn Scotia Pte. Ltd. (ii)	Dormant	Singapore	-	100%
Unicorn Malacca Pte. Ltd. (ii)	Dormant	Singapore	-	100%
Unicorn Bulk Carriers Ltd	Dormant	British Virgin Islands	100%	100%
Unicorn Tankers International Ltd	Dormant	British Virgin Islands	100%	100%
Grindrod Maritime LLC (ii)	Dormant	Marshall Islands	-	100%
Unicorn Sun Pte. Ltd.	Dormant	Singapore	100%	100%

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14	SUBSIDIARIES (cont’d)

			Proportion of ownership interest and voting power held by the Group
		Country of	2023	2022
Name of subsidiary	Principal activity	incorporation	%	%
Unicorn Moon Pte. Ltd.	Dormant	Singapore	100%	100%
Island View Ship Management Pte. Ltd. (iv)	Ship management	Singapore	100%	-
Taylor Maritime Management Limited (v)	Ship management	Marshall Islands	100%	-

Held by Grindrod Shipping (South Africa) Pty Ltd
Comshipco Schiffahrts Agentur GmBH	Ship agents and operators	Germany	100%	100%
Kuhle Shipping (Pty) Ltd (iii)	Dormant	South Africa	-	100%

Held by IVS Bulk Pte. Ltd.
IVS Bulk 541 Pte. Ltd.	Dormant	Singapore	100%	100%
IVS Bulk 543 Pte. Ltd.	Ship Owning and Operating	Singapore	100%	100%
IVS Bulk 545 Pte. Ltd.	Ship Owning and Operating	Singapore	100%	100%
IVS Bulk 554 Pte. Ltd.	Ship Owning and Operating	Singapore	100%	100%
IVS Bulk 709 Pte. Ltd.	Dormant	Singapore	100%	100%
IVS Bulk 5855 Pte. Ltd.	Ship Owning and Operating	Singapore	100%	100%
IVS Bulk 5858 Pte. Ltd.	Ship Owning and Operating	Singapore	100%	100%
IVS Bulk 712 Pte. Ltd.	Dormant	Singapore	100%	100%
IVS Bulk 7297 Pte. Ltd.	Ship Owning and Operating	Singapore	100%	100%
IVS Bulk 1345 Pte. Ltd.	Ship Owning and Operating	Singapore	100%	100%
IVS Bulk 3693 Pte. Ltd.	Ship Owning and Operating	Singapore	100%	100%
IVS Bulk 10824 Pte. Ltd.	Ship Owning and Operating	Singapore	100%	100%

Held by Island View Ship Management Pte. Ltd.
Tamar Ship Management Limited (v)	Ship Management	Hong Kong	100%	-
Tamar Ship Management Pte. Ltd (v)	Ship Management	Singapore	100%	-
Castle Marine Services Ltd (v)	Ship Management	Hong Kong	100%	-

Held by Taylor Maritime Management Limited
Taylor Maritime Pte. Ltd (v)	Ship Management	Singapore	100%	-
Taylor Maritime (HK) Limited (v)	Ship Management	Hong Kong	100%	-
Taylor Maritime (UK) Limited (v)	Ship Management	United Kingdom	100%	-

(i)	This company was registered in 2022.
(ii)	These companies were deregistered in 2023.
(iii)	This company was sold on 31 March 2023.
(iv)	These companies were registered in 2023.
(v)	These companies were acquired on 3 October 2023.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15	INTEREST IN JOINT VENTURES

	2023	2022
	US$’000	US$’000

Cost of investment in joint ventures	9	9
Share of post acquisition (loss) profit, net of dividends received	(1)	(1)
Carrying amount	8	8

Details of the joint ventures are as follows:

Name of the joint venture	Principal activity	Country of incorporation	Proportion of ownership interest and voting power held by the Group		Cost of investment in joint ventures
			2023	2022	2023	2022
Tri-View Shipping Pte Ltd (a)	Dormant	Singapore	51%	51%	9	9

*	Amount is less than US$1,000.

(a)
The Group has joint control over this entity by virtue of the contractual arrangement with its joint venture partner(s) requiring resolutions on the relevant activities to be passed based on unanimous approval. This entity was deregistered on 19 January 2024.

The above joint venture is accounted for using the equity method in these consolidated financial statements.

In 2023, the total share of joint venture companies' loss after taxation amounts to US$Nil (2022: US$5,000; 2021: US$31,000).

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16	INTANGIBLE ASSETS

	Memberships	Software and licenses	Contractual customer relationships	Carbon Credits	Total
	US$’000	US$’000	US$’000	US$’000	US$’000

Cost:
Opening balance as at 1 January 2022	29	2,000	-	-	2,029
Additions	-	126	-	-	126
Derecognition of intangible asset	-	(1,173)	-	-	(1,173)
Effects of foreign currency exchange differences	-	(89)	-	-	(89)
Balance at 31 December 2022	29	864	-	-	893
Additions	-	84	-	128	212
Derecognition of intangible asset	-	(207)	-	-	(207)
Acquisition of subsidiaries (Note 37)	-	212	4,948	-	5,160
Effects of foreign currency exchange differences	-	(71)	-	-	(71)
Balance at 31 December 2023	29	882	4,948	128	5,987

Accumulated amortisation:
Opening balance as at 1 January 2022	-	1,802	-	-	1,802
Amortisation	-	155	-	-	155
Derecognition of intangible asset	-	(1,173)	-	-	(1,173)
Effects of foreign currency exchange differences	-	(77)	-	-	(77)
Balance at 31 December 2022	-	707	-	-	707
Amortisation	-	170	469	-	639
Derecognition of intangible asset	-	(206)	-	-	(206)
Effects of foreign currency exchange differences	-	(60)	-	-	(60)
Balance at 31 December 2023	-	611	469	-	1,080

At 31 December 2023	29	271	4,479	128	4,907
At 31 December 2022	29	157	-	-	186

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16	INTANGIBLE ASSETS (cont’d)

Intangible assets include club memberships, software, licenses, contractual customer relationships and carbon credits. Club memberships are lifetime memberships and are not amortised. Software and licenses arose from the installation of major information systems (including packaged software) and are amortised over 3 years, the period over which the benefit is expected to accrue. Contractual customer relationships are amortised over 2 to 21 years, the period over which the benefit is expected to accrue. Carbon credits do not expire and are not amortised.

Accounting policy

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

At the end of each reporting period, the Group reviews the carrying amounts of its intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any).  Where the asset does not generate cash flows that are independent from other assets
, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

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

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17	GOODWILL

	2023	2022
	US$’000	US$’000
Cost:
Balance at 1 January	3,292	3,305
Acquisition of subsidiaries (Note 37)	7,924	-
Effects of foreign currency exchange differences	(18)	(13)
Balance at 31 December	11,198	3,292

Accumulated impairment losses:
Balance at 1 January	3,292	3,305
Effects of foreign currency exchange differences	(18)	(13)
Balance at 31 December	3,274	3,292

Carrying amount:
At 31 December	7,924	-

Goodwill acquired in a business combination is allocated, at acquisition, to the CGUs that are expected to benefit from that business combination.  Before recognition of impairment losses, the cost of goodwill had been allocated as follows:

	2023	2022
	US$’000	US$’000
Cost:
Island Trading and Shipping	3,089	3,089
Parcel Service	185	203
Taylor Maritime Management Limited	4,470	-
Tamar Ship Management Limited	3,454	-
	11,198	3,292

The Group tests goodwill annually for impairment, or more frequently if there are indications that goodwill might be impaired.

The recoverable amounts of the CGUs were based on their value in use determined using discounted cash flow (DCF) valuation models. The key assumptions for the value in use calculations are those regarding the discount rates, growth rates and expected changes to selling prices and direct costs during the period.  Management estimates discount rates using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the CGUs. The growth rates are based on industry growth forecasts.  Changes in selling prices and direct costs are based on past practices and expectations of future changes in the market.

A sustained decrease in the profitability of the Parcel Service and Island Trading and Shipping CGUs in 2021 indicated that an impairment of goodwill was required. The remaining goodwill of $965,000 was fully impaired in 2021 and was recorded in profit or loss in the line item ‘Other operating income (expense)’
.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17

GOODWILL (cont’d)

The following CGUs have carrying amounts of goodwill that are considered significant in comparison with the Group’s total goodwill balance:

Taylor Maritime Management Limited

The Group uses cash flow projections based in financial budgets approved by the directors covering a three-year period with the fourth year to terminal
based on a growth rate of 2.1% per
 annum
. This rate does not exceed the average long-term growth rate for the relevant markets.

The rate used to discount the forecast cash flows is 13.2%.

Based on the value in use calculations, no impairment was required. As at 31 December 2023, any reasonably possible change to the key assumptions applied is not likely to cause the recoverable amount to be below the carrying amounts of the CGU.

Tamar Ship Management Limited

The Group uses cash flow projections based in financial budgets approved by the directors covering a three-year period with an additional two years included based on a growth rate of 3.1% per annum, and 2.0% which was used in the determination of the terminal value. The rate does not exceed the average long-term growth rate for the relevant markets.

The rate used to discount the forecast cash flows is 12.6%.

A decrease to the growth rate by 1.42% or an increase to the discount rate by 1.07% used in management’s value in use assessment will result in the recoverable amount to be equal to the total carrying amount of goodwill (on the basis that each of the other key assumptions remain unchanged).

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18	OTHER INVESTMENTS

Other investments relate to pension fund surplus from a defined benefit pension plan where the accounting policy is included in Note 26. Other investments are measured at fair value.

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

GSPL and GSSA are fellow subsidiaries of the Group.

On 7 October 2020, the relevant regulatory approval was obtained and accordingly effective on the 31 December 2020, GSSA was included in the Fund as the second employer. US$3,150,000 (Rands 46,054,000) was transferred from Grindrod Limited’s employer surplus account to the GSSA employer surplus account established within the Fund.
Employer surplus account is the excess of the Fund's asset over the Fund's liabilities.

GSSA will not contribute to the
F
und in respect of the
F
und employees and the employer surplus account is only available for use in accordance with the Rules of the Fund.

On 27 September 2023, the relevant regulatory approval was obtained to transfer the balance of the employer surplus account from the Fund to the Alexander Forbes Retirement Fund, which Grindrod Shipping (SA) (Pty) Limited is a participating employer in the Provident section. The balance of the employer surplus account was transferred on 22 December 2023 and will be used for a contribution holiday commencing 1 January 2024.

The employer surplus was initially valued at US$3,150,000 based on the quoted market prices in the active markets. Subsequent fair value change in respect of the allocated fund assets are recorded as a component of other comprehensive income.

The amounts recognised in the consolidated annual financial statements in this respect are as follows:

	2023	2022
	US$’000	US$’000

Recognised asset at 1 January	3,714	3,730

Interest income	434	442
Recognised in other comprehensive income in the current year	(220)	(207)
Translation	(315)	(251)

Present value of other investment at 31 December	3,613	3,714

The principal actuarial assumptions applied in the determination of fair values include:
Discount rate (p.a.)	12.7%	12.2%

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19	DEFERRED TAX

	2023	2022
	US$’000	US$’000
Deferred taxation analysed by major category:
Other timing differences	258	1,304
	258	1,304
Reconciliation of deferred taxation:
Opening balance	1,304	2,123
Credit to profit or loss for the year (Note 35)	(107)	(665)
Acquisition of subsidiary (Note 37)	(841)	-
Credit (charge) to other comprehensive income arising from actuarial gain	10	(45)
Exchange differences	(108)	(109)
Closing balance	258	1,304

Comprising:
Deferred tax assets	1,019	1,304
Deferred tax liabilities	(761)	-
	258	1,304

At the end of the reporting period, the aggregate amount of temporary differences associated with undistributed earnings of subsidiaries for which deferred tax liabilities have not been recognised is
US$277,000 (2022: US$2,814,000). No liability has been recognised in respect of these differences because the Group is in a position to control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future.

Accounting policy

Deferred tax is recognised on the differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realised, based on tax rates that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

Deferred tax assets are only recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised.

Deferred tax liabilities are recognised for taxable temporary differences, unless specifically exempt.

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

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20	TRADE AND OTHER PAYABLES

	2023	2022
	US$’000	US$’000

Trade payables	8,520	10,035
Accrued expenses	15,017	19,250
Earn-out consideration (Note 37)	8,061	-
Other	250	454
	31,848	29,739
Non-current trade and other payables	(1,153)	(140)
Current trade and other payables	30,695	29,599

Trade payables, accruals and other payables comprising of amounts outstanding for trade purchases and ongoing costs, are recognised at amortised cost and their carrying value approximates fair value. The remaining payment terms are predominately 30 days.

The non-current trade and other payables for 2023 relates to earn-out consideration (Note 37).

The Group’s trade and other payables are predominantly non-interest bearing and unsecured.

21

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

22

LEASES AND SHIP CHARTERS

a)	As Lessor

Operating leases, in which the Group is the lessor relates to 7 ships owned by the Group chartered out under time charter party agreement with a lease term of between 2 months and 11 months. These leases do not have any options to purchase the ship at the expiry of the lease period.

Maturity analysis of operating lease payments:

	2023	2022
	US$’000	US$’000

Year 1	5,915	-
Total	5,915	-

b)	As Lessee

At 31 December 2023, the Group is committed to US$4,763,000 (2022: US$nil) for short-term leases of ships.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

23	LEASE LIABILITIES

	Office and residential property	Ships	Ships equipment	Total
	US$’000	US$’000	US$’000	US$’000

Balance at 1 January 2022	818	32,194	259	33,271
Additions	898	48,829	39	49,766
Interest expense	37	1,370	7	1,414
Lease payments	(905)	(57,304)	(135)	(58,344)
- Principal	(868)	(37,934)	(128)	(38,930)
- Purchase option payments (1)	-	(18,000)	-	(18,000)
- Interest expense	(37)	(1,370)	(7)	(1,414)
Effect of foreign currency exchange differences	6	-	-	6
Lease liabilities as at 31 December 2022	854	25,089	170	26,113
Additions (2)	3,310	62,600	83	65,993
Disposals	(66)	-	(44)	(110)
Acquisition of subsidiary (Note 37)	80	-	-	80
Interest expense	199	2,132	3	2,334
Lease payments	(1,824)	(58,667)	(119)	(60,610)
- Principal	(1,625)	(32,055)	(116)	(33,796)
- Purchase option payments (1)	-	(24,480)	-	(24,480)
- Interest	(199)	(2,132)	(3)	(2,334)
Effect of foreign currency exchange differences	5	-	-	5
Lease liabilities as at 31 December 2023	2,558	31,154	93	33,805

(1)
Principal repayment and purchase option payment are included in principal repayments of lease liabilities as disclosed under financing activities in the statement of cash flows.

(2)
Includes a Japanese Yen denominated committed purchase option to be exercised in 2024. This has been converted at a rate of 142 in terms of a forward exchange contract.

	2023	2022
	US$’000	US$’000
Analysed between:
Current portion	32,432	22,058
Non-current portion	1,373	4,055
	33,805	26,113

Maturity analysis of lease liabilities is disclosed in Note 4. The Group does not face a significant liquidity risk with regard to its lease liabilities. Lease liabilities are monitored within the Group’s treasury function.

During the financial year 2022, one of the charter contracts requiring the recognition of a right-of-use asset and a lease liability contains variable payment terms that is linked to an index and such variable lease payments are recognised in charter hire cost in the profit or loss in the period in which the condition that triggers those payments occurs. The charter contract was renewed in May 2022, with no variable payment terms.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

23	LEASE LIABILITIES (cont’d)

Accounting policy

The Group as lessee

The Group assesses whether a contract is or contains a lease, at inception of the contract. The Group recognises a right-of-use asset (Note 13) and a corresponding lease liability with respect to all lease arrangements in which it is the lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets. For these leases, the Group recognises the lease payments as an operating expense on a straight-line basis over the term of the lease.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the Group uses the incremental borrowing rate specific to the lessee.

Lease payments included in the measurement of the lease liability comprise:

•	fixed lease payments (including in-substance fixed payments), less any lease incentives;
•	variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date;
•	the exercise price of purchase options, if the lessee is reasonably certain to exercise the options.

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

•	the lease payments change due to changes in an index in which case the lease liability is remeasured by discounting the revised lease payments using the initial discount rate; or
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

The Group has applied the practice expedient to account for any lease and associated non-lease components as a single arrangement.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

24	BANK LOANS AND OTHER BORROWINGS

	2023	2022
	US$’000	US$’000
Secured – at amortised cost:
Bank loans	95,319	148,002
Other borrowings	46,898	50,966
	142,217	198,968

Analysed between:

Current	18,578	33,330
Non-current portion	123,639	165,638
	142,217	198,968

Interest payable (included in bank loans)	1,102	1,752

Non-current bank loans and other borrowings are estimated to be payable as follows:

Within 2 to 5 years	101,555	138,809
After 5 years	22,084	26,829
	123,639	165,638
Bank loans

i.	US$100.0 million senior secured credit facility

The facility bears interest at London Interbank Offered Rate (“LIBOR”) plus 2.95% per annum and is made up of two tranches. Tranche A and B are repayable quarterly commencing 16 August 2018 and mature on 15 May 2022 and 15 May 2023 respectively, with the option to extend for a further two years. Tranche A of US$10,000,000 has been fully repaid. Facility fees of US$1,750,000 were payable to the lender upon signing the new loan agreement. Additional fees of US$164,000 were paid on 2 June 2021 for the lender swap. These were recorded as transaction costs to the loan account to the extent the loan was drawn down. As at 31 December 2023, the loan was fully repaid (31 December 2022, the outstanding balance in relation to this facility was US$10,065,000, net of US$160,000 facility fees).

ii.	US$6.3 million secured term facility

The facility bears interest at LIBOR plus 2% per annum and is repayable quarterly, commencing on 6 September 2018 and matures on 6 June 2023. Facility fees of US$32,000 were payable to the lender upon signing the new loan agreement. These were recorded as transaction costs to the loan account to the extent the loan was drawn down. As at 31 December 2023, the loan was fully repaid (31 December 2022, the outstanding balance in relation to this facility was US$633,000, net of US$3,000 facility fees).

iii.	Combined US$31.4 million senior secured credit facility

On 29 July 2019, the Group entered into two term facilities, each for an amount up to US$15,720,000 to finance the acquisition of two supramax/ultramax newbuildings. The facilities bear interest at Secured Overnight Financing Rate (“Term SOFR”) along with a credit adjustment spread plus 2% per annum and is repayable quarterly, commencing on 5 November 2019 and 20 December 2019 and matures on 5 August 2026 and 24 September 2026. Facility fees of US$78,600 were payable to the lender upon drawdown of each loan agreement. These were recorded as transaction costs to the loan account to the extent the loan was drawn down. As at 31 December 2023, the outstanding balances in relation to these facilities are US$22,630,000, net of US$60,000 facility fees (31 December 2022: US$24,692,000, net of US$82,000 facility fees).

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

24	BANK LOANS AND OTHER BORROWINGS (cont’d)

iv.	Combined US$114.1 million senior secured credit facility

On 10 February 2020, the Group entered into a senior secured term loan facility for 11 drybulk vessels for the purpose of refinancing the existing indebtedness.
 The facility bears interest at Term SOFR along with a credit adjustment spread plus
3.10% per annum and is repayable quarterly, commencing on 13 May 2020 and matures on 13 February 2025. Facility fees of US$
1,634,137 were payable to the lender upon drawdown of the loan agreement. These were recorded as transaction costs to the loan account to the extent the loan was drawn down. On 15 September 2021, the finance agreement was amended to drawdown an additional US$
23,031,000 and additional fees of US$691,000 were paid to the lender on the second drawdown. As at 31 December 2023, the outstanding balances in relation to these facilities are US$63,599,000, net of US$
594,000 facility fees (31 December 2022: US$
102,454,000, net of US$
1,123,000 facility fees).

vi.	Combined US$13.1 million senior secured credit facility

On 31 January 2020, the Group entered into a senior secured term loan facility for one drybulk vessel for the purpose of refinancing the existing indebtedness.
On 14 August 2023, the parties to the facility agreement entered into an amendment and restatement agreement the purpose of which was to transition the interest rate from LIBOR to Term SOFR.

The facility bears interest at Term SOFR along with a credit adjustment spread plus 2.75% per annum and is repayable quarterly, commencing on 13 May 2020 and matures on 13 February 2025. Facility fees of US$131,300 were payable to the lender upon drawdown of the loan agreement. This was recorded as a transaction cost to the loan account to the extent the loan was drawn down. As at 31 December 2023, the outstanding balance in relation to this facility is US$9,089,000, net of US$29,000 facility fees (31 December 2022: US$10,158,000, net of US$55,700 facility fees).

The bank loans are secured by cash and certain ships owned by the Group.  The cash pledged and the carrying value of the ships under security charge as at 31 December 2023 are US$6,970,000 (31 December 2022: US$10,009,000) and US$198,318,000 (31 December 2022: US$330,920,000) respectively. In addition, there are charges over the relevant subsidiaries’ earnings, insurances, charter and charter guarantees and any requisition compensation. Certain of the bank loans are guaranteed by Grindrod Shipping Pte. Ltd. and/or Grindrod Shipping Holdings Limited.

The bank loans are arranged at Term SOFR along with a credit adjustment spread plus the respective margins. These bear a weighted average effective interest rate of 9.44% (31 December 2022: 8.16%) per annum.

These bank loan facilities contain financial covenants where the most stringent of which require the Group to maintain the following:

•	book value net worth of the lower of (a) the aggregate of US$200 million plus 25% of the amount of positive retained earnings plus 50% of each capital raise and (b) US$275 million ;
•	cash and cash equivalents (including restricted cash held in the debt service reserve account) of US$30 million;
•	a ratio of debt to market adjusted tangible fixed assets of not more than 75%; and
•	positive working capital, such that consolidated current assets must exceed the consolidated current liabilities excluding any adjustments made for IFRS 16.

The Group was in compliance with its financial covenants as of 31 December 2023 and 31 December 2022.

Other borrowings

Other borrowings relate to US$60,750,000 (31 December 2022: US$60,750,000) in financing arrangements entered into with third parties with respect to four of the vessels in the Group we regard as owned. The arrangements commenced on 26 June 2019, 20 September 2019, 20 November 2019 and 16 September 2021, respectively, are payable monthly in advance and bear interest at Term SOFR along with a credit adjustment spread plus 1.7% per annum and Term SOFR along with a credit adjustment spread plus 1.75% per annum. The loans mature on 26 May 2030, 20 August 2031, 20 October 2031 and 16 August 2036. As at 31 December 2023, the outstanding balances in relation to these borrowings is US$46,898,000 (31 December 2022: US$50,966,000). The carrying value of the ships under security charge as at 31 December 2023 is US$51,524,000 (31 December 2022: US$55,557,000).

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

25        PROVISIONS

	2023	2022
	US$’000	US$’000

Provision for onerous contracts (i)	277	592
	277	592

(i)
Provision for onerous contracts represents the present value of the future charter payments that the Group is presently obligated to make under non-cancellable onerous operating charter agreements and contracts of affreightment, less charter revenue expected to be earned on the charter and contract of affreightment. The estimate may vary as a result of changes to ship running costs and charter and freight revenue. No discounting was used as these are short-term onerous contracts and the effect of discounting is immaterial.

	2023	2022
Analysis of provision for onerous contracts:	US$’000	US$’000

Balance at 1 January	592	1,019
Provision raised	277	592
Released to profit or loss	(592)	(1,019)
Balance at 31 December	277	592

Accounting policy

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

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

26	RETIREMENT BENEFIT OBLIGATION

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

During December 2023

and 2022
, a valuation was performed by Alexander Forbes. Apart from paying costs of entitlement, the Group is not liable to pay additional contributions in the case the fund does not hold sufficient assets. In that case, the fund would take other measures to restore solvency.

The amounts recognised in the annual financial statements in this respect are as follows:

	2023	2022
	US$’000	US$’000

Recognised liability at beginning of the year	1,397	1,613

Recognised in profit or loss in the current year	146	159
Interest on obligation	146	159

Recognised in other comprehensive income in the current year
Actuarial loss (gain)	16	(156)
Translation	(118)	(101)
Employer payments	(122)	(118)

Present value of unfunded obligation recognised as a liability at end of year	1,319	1,397

Analysis between:
Current portion	125	125
Non-current portion	1,194	1,272
	1,319	1,397

The principal actuarial assumptions applied in the determination of fair values include:
Health care cost inflation	7.8%	7.8%
Discount rate	12.0%	11.9%
CPI inflation	6.3%	6.3%
Continuation at retirement	100.0%	100.0%

	2023				2022
	Increase				Increase
	(Decrease)				(Decrease)

Health care cost inflation	7.8%		(6.9	) %	8.5%	(7.5	) %
Discount rate	(7.0	) %	8.0%		8.1%	(7.1	) %

The sensitivity analysis presented above may not be representative of the actual change in the obligation as it is unlikely that the above change in assumptions would occur in isolation of one another.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

26	RETIREMENT BENEFIT OBLIGATION (cont’d)

There was no change in the methods and assumptions used in preparing the sensitivity analysis from the prior year. The average duration of the benefit obligation as at 31 December 2023 is 9 years (31 December 2022: 9 years and 2021: 10 years).

	2023	2022
	US$’000	US$’000

Present value of unfunded obligations	1,319	1,397
Present Value of obligations in excess of plan assets	1,319	1,397

Accounting policy

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

The Group presents the first two components of defined benefit costs in profit or loss in the line item ‘Administrative expense’.  Net interest income is recognised within interest income (Note 32).

The retirement benefit obligation recognised in the consolidated statement of financial position represents the actual deficit or surplus in the Group’s defined benefit plans. Any surplus resulting from this calculation is limited to the present value of any economic benefits available in the form of refunds from the plans or reductions in future contributions to the plans.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

27	SHARE CAPITAL

	Number of shares	Share capital
		US$’000
Issued and paid up:
At 1 January 2021	19,063,833	320,683

Issued during the year	246,191	-
At 31 December 2021	19,310,024	320,683

Issued during the year	161,984	-
At 31 December 2022	19,472,008	320,683

Issued during the year	213,582	1,950
Distribution to shareholders	-	(32,440)
At 31 December 2023	19,685,590	290,193

In the TMI Offer, a proposal (the “Award Election Opportunity”) was made by the Offeror and the Company to the holders of outstanding awards which are unvested or vested but remain unsettled (“FSA Holders”) which was granted under the Grindrod Shipping Holdings Ltd. 2018 Forfeitable Share Plan (Note 29). On December 1, 2022, 161,984 new ordinary shares were issued to fulfil the outstanding Company Forfeitable Shares.

On 1 March 2021, the Company issued 246,191 additional shares of no par value to certain employees to partially settle the 2018 FSP awards that vested on 1 March 2021.

On 4 October 2023, the Company issued 213,582 additional shares with a par value of US$1,950,000 for the acquisition of Tamar Ship Management Limited and Taylor Maritime Management Limited (Note 37).

On
 29 September 2023, the company lodged with the Accounting and Corporate Regulatory Authority in Singapore relevant documents required for a capital reduction which became effective on the same date.

On
26 October 2023 and 11 December 2023, the Company reduced its fully paid-up share capital through
cash
distributions to all shareholders

on record as of 20 October 2023
of US$1.01598 and US$0.63193 per ordinary share, respectively. The distribution to shareholders was excess cash generated from vessel sales after debt repayment on encumbered vessels. This resulted in the Group having a more efficient capital structure, thereby improving shareholders' return on equity.

Except for treasury shares, fully paid ordinary shares, which have no par value, carry one vote per share and a right to dividends as and when declared by the company.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

28

OTHER EQUITY AND RESERVES

	2023	2022
	US$’000	US$’000

Hedging reserve	(554)	(1,337)
Translation reserve	(11,305)	(10,700)
Merger reserve	(12,649)	(12,649)
At 31 December 2023	(24,508)	(24,686)

Treasury shares

	Number of shares	Share capital
		US$’000

Balance at 1 January 2022	825,163	11,870
Reissued to Offeror under the TMI Offer	(825,163)	(11,870)
Balance at 31 December 2022	-	-

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

Share compensation reserve

	2023	2022
	US$’000	US$’000

Balance at 1 January	-	4,777
Share-based payments expenses	-	8,134
Treasury shares issued to employees under the Forfeitable Share Plan	-	(12,911)
Balance at 31 December	-	-

The Group operates the 2018 FSP, in which certain employees of the company and its subsidiaries participate. 2018 FSP is an equity settled share based payment which is measured at the fair value of the equity instruments at the grant date and is expensed on a straight-line basis over the vesting period, based on the Group’s estimate of the number of equity instruments that will eventually vest. At each reporting date, the Group revises its estimate of the number of equity instruments expected to vest as a result of the effect of non-market-based vesting conditions. The impact of the revision of the original estimates, if any, is recognised in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to reserves.

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
This is subject to the condition that the participating employee remains employed during the vesting period relevant to each tranche.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

28	OTHER EQUITY AND RESERVES (cont’d)

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

At any time, the aggregate number of ordinary shares of the company may be granted under Awards that have not vested shall not exceed 5% of the ordinary shares in issue (excluding treasury shares) on the day preceding the Award. The 2018 FSP was adopted on 4 May 2018. As at 31 December 2022, 862,502 ordinary shares were subject to Awards that had not been forfeited or vested and the maximum number of ordinary shares in respect of which further Awards could have been granted under the 2018 FSP in 2022 was 102,999.

On 1 December 2022, the minimum conditions of the TMI Offer were met and all outstanding awards vested and were settled during the year.

Details of the share awards outstanding during the year are as follows:

Number of share awards:	2018	2020	2021	2022	Total
Outstanding at 1 January 2022	220,668	124,500	516,000	-	861,168
Issued during the year	-	-	-	232,646	232,646
Forfeited during the year	-	-	(106,667)	-	(106,667)
Awards vested to employees under the Forfeitable Share Plan	(220,668)	(80,500)	(171,996)	(38,468)	(511,632)
Awards vested to employees under TMI Offer	-	(44,000)	(237,337)	(194,178)	(475,515)
Outstanding at 31 December 2022	-	-	-	-	-

	US$	US$	US$	US$
Fair value at grant date	10.18	2.90	11.85	25.58

The fair value at grant date is determined based on the share price on the date of the grant. The Group recognised total expenses of US$8,134,000 relating to the 2018 FSP during 2022. Following the TMI Offer and settlement of the shared based payments scheme in 2022, there are no share awards outstanding as of December 31, 2022 and 2023. Accordingly, no share based payments expense was recognised in 2023.

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

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

28	OTHER EQUITY AND RESERVES (cont’d)

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

Merger reserve

This represents the residual differences between the ‘Parent invested capital’ and the Company’s ‘share capital’ as a result of the Spin-off of GSPL and GSSA from Grindrod Limited and the residual difference between the non-controlling interest and the purchase consideration for the remaining equity interest in IVS Bulk.

29	REVENUE

A disaggregation of the Group’s revenue for the year based on timing of revenue recognition is as follows:

	2023	2022	2021
	US$’000	US$’000	US$’000
Over time:
Charter hire	82,511	193,631	210,079
Freight revenue	143,535	236,327	245,179
Vessel revenue	226,046	429,958	455,258

Management fees	2,945	521	581
Other	2,945	521	581

At a point in time:
Sale of ships	153,668	29,600	-
Sale of bunkers and other consumables	4,437	381	-
Ship sales	158,105	29,981	-

	387,096	460,460	455,839

Management expects that 100% of the transaction price allocated to the unsatisfied contracts as of 31 December 2023 will be recognised as revenue during the next reporting period. The Group applies the practical expedient in paragraph 121 of IFRS 15 and does not disclose information about remaining performance obligations that have original expected durations of one year or less.

Accounting policy

Vessel revenue

The primary source of revenue for the Group is vessel revenue; comprising of charter hire of ships and freight revenue.

Charter hire
- The Group earns hire revenue by placing its vessels on time charter, bareboat charter and in pool arrangements. The performance obligations within pool and time-charter contracts include the bareboat charter and the operation of the vessel. The bareboat charter of the contract is accounted for as an operating lease under IFRS 16
Leases
. Hire revenue is recognised over time as the Group satisfies its obligation based on time elapsed between the delivery of a vessel to a charterer and the redelivery of a vessel from the charterer.

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

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

29	REVENUE (cont’d)

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

Management fees

The Group also generates revenue from the management and operation of vessels owned by third parties, related companies and other related parties as well as providing corporate management services to such entities. The performance obligations within these contracts will typically consist of crewing, technical management, insurance and commercial management. The performance obligations are satisfied concurrently and consecutively rendered over the duration of the management contract, as measured using the time that has elapsed from commencement of performance. Consideration for such contracts will generally consist of a fixed monthly management fee, plus the reimbursement of crewing and other costs for vessels being managed. Management fees are typically invoiced monthly.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

30	SEGMENT INFORMATION

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

Group activities that do not relate to the above segments are accumulated in the ‘Unallocated’ segment financial information. Revenue reported in the segments represents revenue generated from external customers. There were no inter-segment sales in 2023, 2022 and 2021.

For the purpose of monitoring segment performance and allocating resources between segments, the chief operating decision maker monitors the tangible, intangible and financial assets at the consolidated Group level.

It is not practical to report revenue or non-current assets on a geographical basis due to the international nature of the shipping market.

For the years ended 31 December 2023, 2022 and 2021, no customers accounted for 10% or more of the Group’s drybulk business revenue within the Handysize and Supramax/Ultramax segments.

The accounting policies of the segments are the same as the Group’s accounting policies as described in Note 2 and throughout the notes.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

30	SEGMENT INFORMATION (cont’d)

The following is an analysis of the Group’s revenue, results and additions and impairments to non-current assets by segment

2023

	Drybulk Carrier Business		Other	Total	Unallocated	Total	Adjustments	Total
	Handysize	Supramax/ Ultramax			Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Vessel revenue	87,918	138,128	-	226,046	-	226,046	-	226,046
Ship sale revenue	63,760	94,345	-	158,105	-	158,105	-	158,105
Other	90	27	2,828	2,945	-	2,945	-	2,945
Total revenue	151,768	232,500	2,828	387,096	-	387,096	-	387,096

Voyage expenses	(25,355)	(49,259)	-	(74,614)	-	(74,614)	-	(74,614)
Vessel operating costs	(28,788)	(16,921)	2,708	(43,001)	-	(43,001)	-	(43,001)
Charter hire costs	(13,334)	(13,618)	-	(26,952)	-	(26,952)	-	(26,952)
Depreciation of ships, drydocking and plant and equipment– owned assets	(14,076)	(10,748)	-	(24,824)	-	(24,824)	-	(24,824)
Depreciation of ships and ship equipment – right-of-use assets	(14)	(30,329)	-	(30,343)	-	(30,343)	-	(30,343)
Cost of ship sale	(60,582)	(87,168)	310	(147,440)	-	(147,440)	-	(147,440)
Other	(373)	(182)	-	(555)	-	(555)	-	(555)
Costs of sales	(142,522)	(208,225)	3,018	(347,728)	-	(347,728)	-	(347,728)

Gross profit	9,246	24,275	5,846	39,368	-	39,368	-	39,368

Operating (loss) profit	(2,035)	14,550	(117)	12,398	(7,036)	5,362	-	5,362
Interest income	1,373	1,413	6	2,792	6	2,798	-	2,798
Interest expense	(6,416)	(10,682)	(1)	(17,099)	-	(17,099)	-	(17,099)
Income tax (expense) benefit	(192)	(203)	9	(386)	(297)	(683)	-	(683)
(Loss) profit for the period	(7,270)	5,078	(103)	(2,295)	(7,327)	(9,622)	-	(9,622)

(Reversal of) impairment loss on ships and assets under construction	1,849	(159)	-	1,690	-	1,690	-	1,690
Capital expenditure	37,472	837	419	38,728	-	38,728	-	38,728

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

30	SEGMENT INFORMATION (cont’d)

2022

	Drybulk Carrier Business		Others	Total	Unallocated	Total	Adjustments	Total
	Handysize	Supramax/ Ultramax
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Vessel revenue	159,524	268,352	2,082	429,958	-	429,958	-	429,958
Ship sale revenue	-	-	29,981	29,981	-	29,981	-	29,981
Other	410	111	-	521	-	521	-	521
Total revenue	159,934	268,463	32,063	460,460	-	460,460	-	460,460

Voyage expenses	(30,683)	(60,420)	(1)	(91,104)	-	(91,104)	-	(91,104)
Vessel operating costs	(31,625)	(18,249)	2,973	(46,901)	-	(46,901)	-	(46,901)
Charter hire costs	(12,126)	(46,800)	-	(58,926)	-	(58,926)	-	(58,926)
Depreciation of ships, drydocking and plant and equipment– owned assets	(17,946)	(11,791)	(761)	(30,498)	-	(30,498)	-	(30,498)
Depreciation of ships and ship equipment – right-of-use assets	(14)	(35,662)	-	(35,676)	-	(35,676)	-	(35,676)
Cost of ship sale	-	-	(29,897)	(29,897)	-	(29,897)	-	(29,897)
Other	(1,024)	334	(6)	(696)	-	(696)	-	(696)
Costs of sales	(93,418)	(172,588)	(27,692)	(293,698)	-	(293,698)	-	(293,698)

Gross profit	66,516	95,875	4,371	166,762	-	166,762	-	166,762

Operating profit	54,904	76,546	2,200	133,650	(14,621)	119,029	5	119,034
Interest income	881	1,085	161	2,127	101	2,228	-	2,228
Interest expense	(7,847)	(8,075)	(1,211)	(17,133)	-	(17,133)	-	(17,133)
Share of losses of joint ventures	-	-	-	-	-	-	(5)	(5)
Income tax benefit	(308)	(426)	(23)	(757)	-	(757)	-	(757)
Profit for the period	47,630	69,130	1,127	117,887	(14,520)	103,367	-	103,367

Reversal of impairment loss recognised on ships	(1,707)	-	-	(1,707)	-	(1,707)	-	(1,707)
Impairment loss on right-of-use asset	-	985	-	985	-	985	-	985
Capital expenditure	5,529	3,812	78	9,419	-	9,419	-	9,419

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

30	SEGMENT INFORMATION (cont’d)

2021
	Drybulk Carrier Business		Others	Total	Unallocated	Total	Adjustments	Total
	Handysize	Supramax/ Ultramax
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Vessel revenue	157,707	292,179	5,372	455,258	-	455,258	-	455,258
Ship sale revenue	-	-	-	-	-	-	-	-
Other	503	78	-	581	-	581	-	581
Total revenue	158,210	292,257	5,372	455,839	-	455,839	-	455,839

Voyage expenses	(27,235)	(69,600)	(129)	(96,964)	-	(96,964)	-	(96,964)
Vessel operating costs	(31,043)	(15,811)	2,896	(43,958)	-	(43,958)	-	(43,958)
Charter hire costs	(11,755)	(63,626)	-	(75,381)	-	(75,381)	-	(75,381)
Depreciation of ships, drydocking and plant and equipment– owned assets	(13,724)	(10,474)	(1,668)	(25,866)	-	(25,866)	-	(25,866)
Depreciation of ships and ship equipment – right-of-use assets	(17)	(34,881)	-	(34,898)	-	(34,898)	-	(34,898)
Cost of ship sale	-	-	-	-	-	-	-	-
Other	(457)	(1,419)	1	(1,875)	-	(1,875)	-	(1,875)
Costs of sales	(84,231)	(195,811)	1,100	(278,942)	-	(278,942)	-	(278,942)

Gross profit	73,979	96,446	6,472	176,897	-	176,897	-	176,897

Operating profit	65,612	78,777	3,616	148,005	(3,379)	144,626	31	144,657
Interest income	7	11	163	181	20	201	-	201
Interest expense	(4,873)	(6,376)	(1,049)	(12,298)	-	(12,298)	-	(12,298)
Share of losses of joint ventures	-	-	-	-	-	-	(31)	(31)
Income tax benefit	3	11	104	118	-	118	-	118
Profit for the period	60,749	72,423	2,834	136,006	(3,359)	132,647	-	132,647

Reversal of impairment loss on owned ships	(3,557)	-	-	(3,557)	-	(3,557)	-	(3,557)
Reversal of impairment loss on right-of-use assets	-	(1,046)	-	(1,046)	-	(1,046)	-	(1,046)
Impairment loss on disposal group	-	-	-	2,551	-	2,551	-	2,551
Impairment of goodwill and intangibles	94	871	-	965	-	965	-	965
Capital expenditure	5,947	26,423	1,134	33,504	-	33,504	-	33,504

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31	OTHER OPERATING (EXPENSE) INCOME

	2023	2022	2021
	US$’000	US$’000	US$’000

(Impairment loss) reversal of impairment recognised on ships (Note 12)	(2,000)	1,707	3,557
(Impairment loss) reversal of impairment recognised on right-of-use assets (Note 13)	-	(985)	1,046
Impairment loss on goodwill (Note 17)	-	-	(965)
(Impairment loss) reversal of on financial assets	(53)	45	(2)
Reversal of impairment of asset under construction (Note 12)	310	-	-
Lease income (Note 5)	345	-	-
Net foreign exchange (loss) gain	(237)	(512)	95
Gain on disposal of plant and equipment	12	36	14
Gain on disposal of right-of-use asset	3	-	104
Other operating income	277	52	-
Other operating expenses	(9)	(2)	-
	(1,352)	341	3,849

32	INTEREST INCOME

	2023	2022	2021
	US$’000	US$’000	US$’000

Bank interests	2,363	1,776	201
Other interest	435	452	-
	2,798	2,228	201

33	INTEREST EXPENSE

	2023	2022	2021
	US$’000	US$’000	US$’000

Interest on bank loans	13,912	14,119	6,231
Interest on non-bank loans	-	-	1,808
Amortisation of upfront fees on bank loans	812	1,539	1,263
Other finance costs	41	61	1,095
Interest on lease liabilities	2,334	1,414	1,901
	17,099	17,133	12,298

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

34	(LOSS) PROFIT BEFORE TAXATION

(Loss) profit before taxation has been arrived at after charging:

	2023	2022	2021
	US$’000	US$’000	US$’000

Depreciation of ships, dry-docking and plant and equipment	24,824	30,498	25,866
Depreciation of other property, plant and equipment *	154	57	51
Amortisation of intangible assets *	638	155	165
Total depreciation and amortisation – owned assets	25,616	30,710	26,082

Depreciation of ships and ship equipment – right-of-use	30,343	35,676	34,898
Depreciation of property – right-of-use *	1,695	889	938
Total depreciation and amortisation – right-of-use assets	32,038	36,565	35,836

Total depreciation and amortisation	57,654	67,275	61,918

Cost of inventories recognised as expense (included in voyage expenses)	61,008	78,172	57,633
Expense recognised in respect of equity-settled share-based payments	-	8,134	3,336
Employee benefits expenses (including directors’ remuneration and share based payments)	18,330	28,053	27,206
Cost of defined benefit plan and defined contribution plans included in employee benefits expenses	985	1,320	1,096
Tender offer and related expenses	-	10,307	-

*
Included in administrative expense

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

35	INCOME TAX EXPENSE (BENEFIT)

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

Income other than shipping profits are taxable at the prevailing Singapore Corporate income tax rate of 17%. During the year ended 31 December 2023, the Singapore operations recorded loss before tax and current income tax expense of US$10,054,000 and US$209,000 respectively (2022: profit US$100,741,000 and US$348,000; 2021: profit US$130,774,000 and US$49,000). During the year ended 31 December 2023, the non-Singapore operations recorded profit before tax, current income tax and deferred tax of US$1,115,000, US$367,000 and US$107,000 respectively (2022: US$2,626,000, benefit US$256,000 and US$665,000; 2021: US$1,873,000, US$380,000 and benefit US$547,000).

The tax rate used for the 2023, 2022 and 2021 reconciliations below is the corporate tax rate of 17% payable by corporate entities in Singapore on taxable profits under tax law in that jurisdiction. The corporate taxation rates payable by the South African entities in terms of the tax law in South Africa is 27% (2022 and 2021: 28%).

	2023	2022	2021
	US$’000	US$’000	US$’000
Current tax
In respect of the current year	367	428	513
Withholding taxes	306	127	48
In respect of prior years	(97)	(463)	(132)
	576	92	429

Deferred tax
In respect of the current year	107	665	(547)
	107	665	(547)

Income tax expense (benefit)	683	757	(118)

The total charge (credit) for the year can be reconciled to the accounting profit (loss) as follows:

	2023	2022	2021
	US$’000	US$’000	US$’000

(Loss) profit before tax	(8,939)	104,124	132,529

Income tax (benefit) expense calculated at corporate rate	(1,520)	17,701	22,530
Adjusted for:
Effect of income that is exempt from tax	(7,772)	(32,053)	(27,890)
Effect of expenses that are not deductible in determining taxable profit	9,506	15,025	6,204
Effect of different tax rates of subsidiaries operating in other jurisdictions	260	420	(878)
Overprovision of current tax in prior year	(97)	(463)	(132)
Withholding tax	306	127	48
	683	757	(118)

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

35	INCOME TAX EXPENSE (BENEFIT) (cont’d)

Accounting policy

Income tax expense (benefit) in profit or loss represents the sum of the current and deferred tax (Note 19).

The current tax payable is based on taxable profit for the year. Taxable profit differs from profit as reported in statement of profit or loss because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are not taxable or tax deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted in countries where the company and subsidiaries operate by the end of the reporting period and any adjustment to tax payable in respect of prior years.

Current tax is recognised as an expense or income in profit or loss, except when they relate to items credited or debited outside profit or loss (either in OCI or directly in equity), in which case the tax is also recognised outside profit or loss (either in OCI or directly in equity, respectively), or where they arise from the initial accounting for a business combination. In the case of a business combination, the tax effect is taken into account in calculating goodwill or determining the excess of the acquirer’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities over cost.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

36	DISCONTINUED OPERATION

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

The results of the discontinued operation, which were included in the profit (loss) for the year, were as follows:

2021
US$’000

Revenue	52,980
Cost of sales
Voyage expenses	(421)
Vessel operating costs	(1,942)
Other expenses	(61)
Cost of ship sale	(50,580)
Gross loss	(24)
Other operating expense	(2,986)
Administrative expense	(2,253)
Share of losses of joint ventures	(1)
Interest income	35
Interest expense	(649)
Loss before taxation	(5,878)
Income tax benefit	2,713
Net loss attributable to discontinued operation (attributable to the owners of the Company)	(3,165)

Cash flows relating to the discontinued operation of the tanker business were as follows:
Net cash flows from discontinued operation
Cash generated from operating activities	21,902
Cash generated from investing activities	962
Cash used in financing activities	(25,949)

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

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

37	ACQUISITION OF SUBSIDIARIES

On 3 October 2023, the Group acquired the entire issued share capital of Tamar Ship Management Limited (“TSM”) and Taylor Maritime Management Limited (“TMM”) from a related party of TMI, obtaining control of both companies. TSM is a technical ship management company and TMM is a commercial and operational ship management company. Both companies qualify as a business as defined in IFRS 3
Business Combinations
. TSM and TMM were acquired as their current operations are aligned with the Group’s practice and strategy. The acquisitions will further increase the Group’s revenue streams in terms of ship management income, achieve savings on the technical side with a larger fleet and unlock synergies in our commercial deployment of the dry bulk fleet
.

The amounts recognised in respect of the identifiable assets acquired and liabilities assumed at the date of acquisition are set out below:

	TSM	TMM	Total
	2023	2023	2023
	US$’000	US$’000	US$’000

Cash and bank balances including restricted cash	1,733	2,562	4,295
Trade receivables	72	362	434
Other receivables and prepayments	371	184	555
Due from related parties	-	2	2
Ships, property, plant and equipment	128	58	186
Right-of-use assets	80	-	80
Tax recoverable	67	-	67
Intangible assets	3,018	2,142	5,160
Trade and other payables	(2,268)	(880)	(3,148)
Deferred tax liabilities	(477)	(364)	(841)
Due to related parties	(233)	-	(233)
Lease liabilities	(80)	-	(80)
Income tax payable	-	(2,143)	(2,143)
Fair value of net identifiable assets acquired	2,411	1,923	4,334
Goodwill arising on acquisition (a)	3,454	4,470	7,924
Total consideration	5,865	6,393	12,258

Satisfied by:
Cash	760	1,487	2,247
Equity instruments (b)	975	975	1,950
Earn-out consideration (c)	4,130	3,931	8,061
	5,865	6,393	12,258

(a)
The goodwill arising from the acquisition reflects the expected synergies from combining operations of the acquiree and acquirer as well as intangible assets that do not qualify for separate recognition. None of the goodwill is expected to be deductible for tax purposes.

(b)
 The fair value of the 106,791 ordinary shares issued to sellers of acquiree as part of the purchase consideration was US$975,000 for TSM and TMM each. This was determined based on the share price on the date of acquisition.

(c)
The earn-out consideration is payable in shares of the Company on the first and second anniversary from acquisition completion date. The Company has an option to substitute the shares for cash. The value payable is dependent on the number of vessels under TSM and TMM’s management with a maximum of US$3,900,000. The earn-out becomes immediately payable with a 20% premium in the event of change in buyer control following which the Company’s shares will no longer be listed on the NASDAQ or the JSE. The amount payable including the 20% premium can range from US$Nil to a maximum of US$5,004,000 and US$4,277,000 for TSM and TMM respectively. The fair value was determined by applying the scenario-based method which involves the use of multiple outcomes with probability-weighing the earn-out consideration payable under each outcome.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

37	ACQUI SITION OF SUBSIDIARIES (cont’d)

	TSM	TMM	Total
Net cash outflows arising on acquisition of	2023	2023	2023
	US$’000	US$’000	US$’000

Cash consideration	(760)	(1,487)	(2,247)
Less: cash and bank balances including restricted cash	1,733	2,562	4,295
Net cash received from acquisition of subsidiaries	973	1,075	2,048

Acquisition-related costs amounting to US$155,000, have been excluded from the consideration transferred and have been recognised as an expense in the period, within the Other operating (expenses) income line item in profit or loss.

The acquisition of TSM and TMM contributed US$2,829,000 revenue and US$328,000 profit to the Group’s loss for the period between the date of acquisition and the reporting date.

If the acquisition of TSM and TMM had been completed on the first day of the financial year, Group revenue for the year would have been US$399,984,000 and Group loss would have been US$6,300,000.

Accounting policy

Acquisition of subsidiaries and businesses are accounted for using the acquisition method.  The consideration for each acquisition is measured at the aggregate of the fair values of assets given, liabilities incurred by the Group to the former owners of the acquiree, and equity interests issued by the Group in exchange for control of the acquiree.  Acquisition-related costs are recognised in profit or loss as incurred. At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognised at their fair value at the acquisition date.

Goodwill is measured as the excess of the sum of the consideration transferred over the net acquisition-date amounts of the identifiable assets acquired and the liabilities assumed.

The earn-out contribution payable is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. It is remeasured to fair value at subsequent reporting dates with changes in fair value recognised in profit or loss.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

38	EARNINGS PER SHARE

The calculation of basic and diluted earnings per share is based on the following data:

From continuing operations and discontinued operation

Earnings

	2023	2022	2021
	US$’000	US$’000	US$’000
(Loss) profit for the purpose of basic (loss) profit per share
Net (loss) profit attributable to the shareholders of the Group	(9,622)	103,367	118,925
Effect of dilutive potential on ordinary shares	-	-	-
(Loss) profit for the purposes of diluted (loss) profit per share	(9,622)	103,367	118,925

Number of shares for the purpose of calculating basic and diluted (loss) profit per share

	2023	2022	2021

Weighted average number of ordinary shares for the purpose of basic (loss) profit per share	19,524,087	18,949,972	19,150,787
Effect of dilutive potential ordinary shares due to FSP share awards	-	-	861,168
Weighted average number of ordinary shares for the purpose of diluted (loss) profit per share	19,524,087	18,949,972	20,011,955

	US$	US$	US$
Basic (loss) profit per share	(0.49)	5.45	6.21
Diluted (loss) profit per share	(0.49)	5.45	5.94

The following potential ordinary shares are anti-dilutive and are therefore excluded from the weighted average number of ordinary shares for the purpose of diluted (loss) profit per share:

Number of shares	-	-	650,333

The shares granted under the 2018 FSP became dilutive to basic (loss) profit per share in 2021.

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

38	EARNINGS PER SHARE (cont’d)

From continuing operations

Earnings

	2023	2022	2021
	US$’000	US$’000	US$’000
(Loss) profit for the purpose of basic (loss)/profit per share
Net (loss) profit attributable to the shareholders of the Group	(9,622)	103,367	118,925
Adjustments to exclude loss for the year from discontinued operation	-	-	3,165
(Loss) profit from continuing operations for the purpose of basic (loss) profit per share from continuing operations	(9,622)	103,367	122,090
Effect of dilutive potential ordinary share	-	-	-
(Loss) profit for the purposes of diluted (loss) profit per share from continuing operations	(9,622)	103,367	122,090

	US$	US$	US$
Basic (loss) profit per share	(0.49)	5.45	6.38
Diluted (loss) profit per share	(0.49)	5.45	6.10

From discontinued operation

	2023	2022	2021
	US$	US$	US$
Basic loss per share	-	-	(0.17)
Diluted loss per share	-	-	(0.16)

39	DIVIDENDS

	2023	2022	2021
	US$’000	US$’000	US$’000
Amounts recognised as distributions to equity holders in the year
Interim dividend paid 17 March (2022: 22 March and 2021: 13 December)	585	13,650	13,546
Interim dividend paid 19 June (2022: 20 June)	584	8,910	-
Interim dividend paid 19 September	-	15,957	-
Interim dividend paid 1 December	-	97,360	-
	1,169	135,877	13,546

	US$	US$	US$
Interim dividend per share - paid 17 March (2022: 22 March and 2021:13 December)	0.03	0.72	0.72
Interim dividend per share - paid 19 June (2022: 20 June)	0.03	0.47	-
Interim dividend per share - paid 19 September	-	0.84	-
Interim dividend per share - paid 1 December	-	5.00	-

GRINDROD SHIPPING HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

40	COMMITMENTS

The Group has entered into drydock and ballast water treatment contracts for some of its ships during the year. The Group has also entered into a contract for the purchase of a ship under construction. In terms of the agreements, the Group has committed to payments for these ships. The following has been authorised:

	2023	2022
	US$’000	US$’000

Due within one year	17,869	1,399

The expenditure will be financed out of cash resources from operations and bank loans.

41	EVENTS AFTER THE REPORTING PERIOD

a)	On 17 January 2024, the ship IVS Kingbird was contracted for sale for US$10,395,000. The vessel delivered to her new owners on 1 February 2024.

b)	On 6 February 2024, the ship HB Imabari delivered to the Group. The final installment was funded by the drawdown of a US$20,200,000 loan facility with IYO Bank on 2 February 2024.

c)	On 23 February 2024, the ship IVS Ibis was contracted for sale for US$11,700,000. The vessel delivered to her new owners on 26 March 2024.

d)
On 29 February 2024, Grindrod Shipping, as parent guarantor and GSPL as borrower entered into a US$
83,000,000
senior secured revolving loan facility with Nordea Bank ABP, Filial I Norge as facility agent and security agent and Nordea Bank ABP, Filial I Norge (“Nordea”) and Skandinaviska Enskilda Banken AB (Publ), Singapore Branch (“SEB”) as lenders relating to eight vessels. The facility has an additional US$30,000,000 that can be accessed as an accordion facility during the 36 months prior to the facility maturing. The facility was drawn in full on 8 March 2024, for the purpose of refinancing the existing indebtedness (the US$114.1 Million Senior Secured Credit Facility Note 24).

e)
On 11 March 2024, we entered into a contract to sell the ship,
IVS Naruo
, for US$22,500,000 with delivery to her new owners planned on or before 30 June 2024. Following delivery to the new owners,
IVS Naruo
will be chartered-in for 11 to 13 months and has two one-year options to extend the charter with a purchase option available from the end of the second optional year (provided the charter option is exercised) of US$25,000,000.

